Form 10-K, Exhibit 13
period 1997-12-31
BANK OF THE OZARKS INC
filed 1998-03-23
CIK 1038205

                                                                      EXHIBIT 13

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                            YEARS ENDED DECEMBER 31,
                                                    -------------------------------------------------------------------------
                                                        1997           1996           1995           1994             1993
                                                        ----           ----           ----           ----             ----
                                                                (Dollars in Thousands, Except Per Share Amounts)
INCOME STATEMENT DATA:
   Interest income ...............................    $ 27,468       $ 21,836       $ 15,703       $ 12,645         $ 14,057
   Interest expense ..............................      12,979         10,031          7,391          4,651            5,011
   Net interest income ...........................      14,489         11,805          8,312          7,994            9,046
   Provision for loan losses .....................       1,139          1,486            360            339              338
   Non-interest income ...........................       2,925          1,865          1,168          2,713            1,068
   Non-interest expense ..........................       9,228          7,151          5,996          5,735            6,162
   Net income ....................................       4,531          3,027          2,170          2,954/(1)/       2,425
PER COMMON SHARE DATA:
   Earnings ......................................    $   1.38       $   1.05       $   0.75       $   0.99/(1/     $   0.82
   Book value ....................................        9.44           6.44           5.66           5.07             4.53
   Dividends .....................................        0.20           0.30           0.30           0.30             0.25
   Weighted avg. shares outstanding (thousands)...       3,281          2,880          2,894          2,975            2,968
BALANCE SHEET DATA AT PERIOD END:
   Total assets ..................................    $352,093       $270,600       $212,476       $165,030         $181,609
   Total loans ...................................     275,463        214,462        153,198        112,806          115,032
   Allowance for loan losses .....................       3,737          3,019          1,909          1,649            1,716
   Net loans .....................................     271,726        211,443        151,289        111,157          113,316
   Total investment securities ...................      42,459         39,608         37,137         40,521           44,786
   Total deposits ................................     295,555        231,648        182,463        148,453          164,362
   FHLB advances .................................      14,017         12,517          7,947              -                -
   Notes payable .................................       5,072          5,396          3,920              -            2,278
   Total stockholders' equity ....................      35,666         18,547         16,294         15,076           13,484
   Loan to deposit ratio .........................       93.20%         92.58%         83.96%         75.99%           69.99%
AVERAGE BALANCE SHEET DATA:
   Total average assets ..........................    $314,489       $240,208       $185,160       $167,333         $178,570
   Total average stockholders' equity ............      26,328         17,144         15,392         14,287           12,559
   Average equity to total average assets ........        8.37%          7.14%          8.31%          8.54%            7.03%
PERFORMANCE RATIOS:
   Return on average assets ......................        1.44%          1.26%          1.17%          1.77%            1.36%
   Return on average stockholders' equity ........       17.21          17.66          14.09          20.67            19.31
   Net interest margin ...........................        4.98           5.36           4.95           5.24             5.76
   Overhead ratio ................................        2.93           2.99           3.23           3.49             3.61
   Efficiency ratio ..............................       52.55          51.60          61.57          62.83            60.56
   Dividend payout ratio .........................       14.49          28.57          40.00          30.30            30.49
ASSETS QUALITY RATIOS:
   Net charge-offs as a percentage of average
    total loans ..................................        0.17%          0.21%          0.08%          0.09%            0.52%
   Nonperforming loans to total loans ............        0.25           1.08           0.85           0.57             1.73
   Nonperforming assets to total assets ..........        0.24           0.88           0.63           0.50             1.51
ALLOWANCE FOR LOAN LOSSES AS A PERCENTAGE OF:
   Total loans ...................................        1.36%          1.41%          1.25%          1.46%            1.49%
   Nonperforming loans ...........................      534.62         130.69         146.28         258.46            86.10
CAPITAL RATIOS AT PERIOD END:
   Leverage capital ratio ........................        9.86%          6.42%          7.49%          9.10%            6.83%
   Tier I risk-based capital .....................       13.01           8.45           9.80          12.71            10.13
   Total risk-based capital ......................       14.27           9.70          11.05          13.96            11.38

(1) Includes after tax gain of $1.0 million ($0.34 per common share) from the May 1994 sale of a bank subsidiary having $36.7 million of total assets.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

  Net income was $4.5 million for the year ended December 31, 1997, a 49.7% increase over net income of $3.0 million for the same period in 1996. Net income in 1995 was $2.2 million. Earnings per share, which was impacted by the Company's issuance of 899,755 additional shares of common stock in the Company's initial public offering ("IPO") completed during the third quarter of 1997, rose 31.4% to $1.38 per share in 1997 compared to $1.05 per share in 1996. Earnings per share in 1995 was $0.75 per share.

  As reflected in the following table, total assets, loans and deposits increased 30.1%, 28.4% and 27.6%, respectively, at December 31, 1997 from December 31, 1996. As a result of the Company's IPO and earnings, stockholders' equity increased 92.3% from $18.5 million at December 31, 1996, to $35.7 million at December 31, 1997. During this same period book value per share increased 46.6% from $6.44 to $9.44 per share.

                                                                 % CHANGE
                                    DECEMBER 31,           --------------------
                           -------------------------------   1997       1996
                             1997       1996       1995    FROM 1996  FROM 1995
                           --------   --------   --------  ---------  ---------
                               (Dollars in Thousands)
     Assets .............  $352,093   $270,600   $212,476     30.1%   27.4%
     Loans ..............   275,463    214,462    153,198     28.4    40.0
     Deposits ...........   295,555    231,648    182,463     27.6    27.0
     Stockholders' Equity    35,666     18,547     16,294     92.3    13.8

  Two measures of the performance by financial institutions are return on average assets (ROA) and return on average equity (ROE). ROA measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 1997 the Company's ROA was 1.44% compared with 1.26% and 1.17% respectively for the years ended December 31, 1996 and 1995. ROE is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 1997 the Company's ROE was 17.21% compared with 17.66% and 14.09% respectively for the years ended December 31, 1996 and 1995.

ANALYSIS OF RESULTS OF OPERATIONS

  The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, fees from origination of residential mortgage loans for resale, other service charges and fees, trust fees, and gains on sales. The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy, equipment, and other operating expenses. The Company's results of operations are also significantly affected by its provision for loan losses. The following discussion provides a summary of the Company's operations for the past three years.

NET INTEREST INCOME

  Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent ("FTE") basis. The adjustment to convert certain income to an FTE basis consists of dividing tax exempt income by one minus the federal income tax rate (34%).

1997 COMPARED TO 1996

  Net interest income (FTE) increased 22.0% to $14.6 million in 1997 from $12.0 million in 1996. This increase primarily resulted from a 31.1% increase in average earnings assets to $293.6 million in 1997 from $223.9 million in 1996. The increase in average earning assets resulted primarily from expansion of the Company's loan portfolio. The increase in interest margin attributable to the growth in earning assets was offset somewhat by a decline in the net interest margin from 5.36% to 4.98%. The decrease in the net interest margin resulted primarily from a 44 basis point decrease in the yield on average earning assets. A substantial portion of this decrease was attributable to lower average balances during 1997 on a relative high yielding portfolio of loans acquired prior to 1996 from the Resolution Trust Corporation.

1996 COMPARED TO 1995

  Net interest income (FTE) increased 40.6% to $12.0 million in 1996 from $8.5 million in 1995. This increase primarily resulted from a 29.9% increase in average earning assets to $223.9 million in 1996 from $172.3 million in 1995 and a 41 basis point improvement in the net interest margin to 5.36% in 1996 from 4.95% in 1995. The increase in average earning assets resulted from expansion of the Company's loan portfolio due to continued growth of existing branches, opening of new branches and the purchase of a discounted loan portfolio from the RTC in late 1995. The increase in the net interest margin resulted primarily from a 60 basis point increase in the yield on average earning assets (a substantial portion of which was attributable to the higher yielding RTC loan portfolio) which more than offset a 14 basis point increase in the cost of average interest bearing liabilities.

                        ANALYSIS OF NET INTEREST INCOME
                       (FTE = Fully Taxable Equivalent)


                                                        YEARS ENDED DECEMBER 31,
                                                   ----------------------------------
                                                     1997         1996        1995
                                                   ---------   ----------   ---------
                                                         (Dollars in thousands)
        Interest income ........................     $27,468    $21,836      $15,703
        FTE adjustment .........................         144        187          218
                                                     -------    -------      -------
        Interest income -FTE ...................      27,612     22,023       15,921
        Interest expense .......................      12,979     10,031        7,391
                                                     -------    -------      -------
        Net interest income -FTE ...............     $14,633    $11,992      $ 8,530
                                                     =======    =======      =======

        Yield on interest earning assets - FTE..        9.40%      9.84%        9.24%
        Cost of interest bearing liabilities ...        5.02       5.02         4.88
        Net interest spread - FTE ..............        4.38       4.82         4.36
        Net interest margin-FTE ................        4.98       5.36         4.95

  The following table sets forth certain information relating to the elements of the Company's net interest income for the years ended December 31, 1997, 1996 and 1995. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for bank assets and liabilities as well as the averages for holding company borrowings. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include certain fees which are considered adjustments to yields.

         AVERAGE CONSOLIDATED BALANCE SHEETS AND NET INTEREST ANALYSIS

                                                                               YEARS ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------------
                                                                     1997                                 1996
                                                       --------------------------------       ------------------------------
                                                       AVERAGE     INCOME/      YIELD/        AVERAGE     INCOME/     YIELD/
                                                       BALANCE     EXPENSE       RATE         BALANCE     EXPENSE      RATE
                                                       --------    --------    --------       --------    --------   -------
                                                                              (Dollars in Thousands)
           ASSETS
Earnings assets:
  Interest-earning deposits ........................   $  3,883    $    213        5.49%      $  3,077    $    169     5.49%
  Federal funds sold ...............................      2,021         108        5.34          2,720         145     5.33
  Investment securities:
    Taxable ........................................     39,413       2,684        6.81         32,526       2,069     6.36
    Tax-exempt-FTE .................................      3,520         353       10.03          5,215         551    10.57
  Loans (net of unearned income) ...................    244,757      24,254        9.91        180,334      19,089    10.59
                                                       --------    --------                   --------    --------
        Total earnings assets ......................    293,594      27,612        9.40        223,872      22,023     9.84
Non-earning assets .................................     20,895                                 16,336
                                                       --------                               --------
        Total assets ...............................   $314,489                               $240,208
                                                       ========                               ========


  LIABILITIES AND STOCKHOLDERS EQUITY
Interest-bearing liabilities:
Deposits
    Interest bearing transaction and savings .......   $ 61,184    $  1,786        2.92%      $ 48,989    $  1,311     2.68%
      Certificates of deposits $100,000 or more ....     48,919       2,753        5.63         34,689       1,975     5.69
      Other time deposits ..........................    129,969       7,287        5.61        102,076       5,719     5.60
                                                       --------    --------                   --------    --------
        Total interest bearing deposits ............    240,072      11,826        4.93        185,754       9,005     4.85
Federal funds and FHLB borrowings ..................     12,347         599        4.85/(1)/     9,564         558     5.83
Holding company debt(2) ............................      6,125         554        9.04          4,315         468    10.85
                                                       --------    --------                   --------    --------
        Total interest bearing liabilities .........    258,544      12,979        5.02        199,633      10,031     5.02
Non-interest liabilities
  Non-interest bearing deposits ....................     26,981                                 20,129
  Other non-interest liabilities ...................      2,636                                  3,302
                                                       --------                               --------
        Total liabilities ..........................    288,161                                223,064
Stockholders' equity ...............................     26,328                                 17,144
                                                       --------                               --------
        Total liabilities and stockholders' equity .   $314,489                               $240,208
                                                       ========                               ========
Interest rate spread ...............................                               4.38%                               4.82%
                                                                   --------                               --------
Net interest income ................................               $ 14,633                               $ 11,992
                                                                   ========                               ========
Net interest margin ................................                               4.98%                               5.36%

                                                                      1995
                                                         ------------------------------
                                                          AVERAGE   INCOME/     YIELD/
                                                          BALANCE   EXPENSE      RATE
                                                         --------   --------   --------
                                                             (Dollars in Thousands)
           ASSETS
Earnings assets:
  Interest-earning deposits ........................     $  1,524   $     85       5.58%
  Federal funds sold ...............................        1,832        109       5.95
  Investment securities:
    Taxable ........................................       34,771      2,079       5.98
    Tax-exempt-FTE .................................        5,654        642      11.35
  Loans (net of unearned income) ...................      128,530     13,006      10.12
                                                         --------   --------
        Total earnings assets ......................      172,311     15,921       9.24
Non-earning assets .................................       12,849
                                                         --------
        Total assets ...............................     $185,160
                                                         ========


  LIABILITIES AND STOCKHOLDERS EQUITY
Interest-bearing liabilities:
Deposits                                                 $ 40,537   $    913       2.25%
    Interest bearing transaction and savings .......       24,307      1,436       5.91
      Certificates of deposits $100,000 or more ....       85,936      5,008       5.83
      Other time deposits ..........................     --------   --------
                                                          150,780      7,357       4.88
        Total interest bearing deposits ............          419         24       5.73
Federal funds and FHLB borrowings ..................          104         10       9.62
Holding company debt(2) ............................     --------   --------
                                                          151,303      7,391       4.88
        Total interest bearing liabilities .........
Non-interest liabilities                                   16,492
  Non-interest bearing deposits ....................        1,973
  Other non-interest liabilities ...................     --------
                                                          169,768
        Total liabilities ..........................       15,392
Stockholders' equity ...............................     --------
                                                         $185,160
        Total liabilities and stockholders' equity .     ========
                                                                                    4.36%
Interest rate spread ...............................                --------
                                                                    $  8,530
Net interest income ................................                ========
                                                                                    4.95%
Net interest margin ................................

  (1) This rate was impacted by the capitalization of interest on construction projects in the amount of $145,000. In the absence of this capitalization this percentage would have been 6.03%

  (2) The interest expense of holding company debt includes interest accrued for the years ended December 31, 1997 and 1996 for a tax dispute related to the years 1992-1995. Such interest accruals were $25,000 and $93,000 and were recorded during the years ended December 31, 1997 and 1996 respectfully.

  The following table reflects the extent to which changes in the volume of interest earnings assets and interest bearing liabilities and changes in interest rates have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes attributable to changes in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

                  ANALYSIS OF CHANGES IN NET INTEREST INCOME


                                              1997  over  1996              1996  over  1995
                                        ---------------------------   ---------------------------
                                                  YIELD/                        YIELD/
                                        VOLUME     RATE      TOTAL    VOLUME     RATE      TOTAL
                                        -------   -------   -------   -------   -------   -------
                                                          (Dollars in Thousands)
Increase (decrease) in:
Interest income:
    Interest earning deposits ........  $    44   $     -   $    44   $    85   $    (1)  $    84
    Federal funds sold ...............      (37)        -       (37)       47       (11)       36
    Investment securities:
      Taxable ........................      469       146       615      (143)      133       (10)
      Tax-exempt .....................     (170)      (28)     (198)      (46)      (45)      (91)
    Loans (net of unearned income) ...    6,384    (1,219)    5,165     5,484       599     6,083
                                        -------   -------   -------   -------   -------   -------
      Total interest earnings assets .    6,690    (1,101)    5,589     5,427       675     6,102
                                        -------   -------   -------   -------   -------   -------
Interest expense:
  Interest bearing transaction
   deposits and savings accts ........      356       119       475       226       172       398
  Time deposits of $100,000 or more ..      801       (23)      778       591       (52)      539
  Other time deposits ................    1,564         4     1,568       904      (193)      711
  Federal funds and FHLB borrowings ..      135       (94)       41       534         -       534
  Holding company debt ...............      164       (78)       86       457         1       458
                                        -------   -------   -------   -------   -------   -------
      Total interest bearing
       liabilities ...................    3,020       (72)    2,948     2,712       (72)    2,640
                                        -------   -------   -------   -------   -------   -------
Increase (decrease) in net interest
    income ...........................  $ 3,670   $(1,029)  $ 2,641   $ 2,715   $   747   $ 3,462
                                        =======   =======   =======   =======   =======   =======

NON-INTEREST INCOME

  The Company's non-interest income can primarily be broken down into five main sources: service charges on deposit accounts, fees from origination of residential mortgage loans for resale, other service charges and fees including appraisal fees and commissions from the sale of credit related insurance products, trust fees, and gains on sales.

  Non-interest income for the year ending December 31, 1997 increased 56.8% to $2.9 million compared with $1.9 million in 1996. Non-interest income was $1.2 million in 1995. The Company's growth in non-interest income is primarily due to increases in loan fees, service charges on deposit accounts and gains on sale of assets. In 1996, the Company began to originate residential mortgage loans for resale in the secondary market. The growth in the volume of secondary market loan fees was the largest single contributor to the Company's improvement in non-interest income in 1997.

  The table below shows non-interest income for the years ended December 31, 1997, 1996 and 1995.

                              NON-INTEREST INCOME

                                                 DECEMBER 31,
                                        -----------------------------
                                          1997       1996      1995
                                        -------   ---------  --------
                                          (Dollars in thousands)
Trust department income .............   $   274   $   214    $    231
Service charges on deposit accounts .       957       806         514
Loan fees ...........................       566        68          23
Other service charges and fees ......       570       469         338
Gain on sale of loans ...............        57       274           -
Gain on sale of previously foreclosed
 real estate ........................       261        14           4
Gain on sale of other assets ........        76         -           -
Securities gains (losses) ...........        14       (77)        (44)
Printed check sales .................       127        90           9
Other income ........................        23         7          93
                                        -------   -------     -------
   Total non-interest income ........   $ 2,925   $ 1,865     $ 1,168
                                        =======   =======     =======

NON-INTEREST EXPENSE

  Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 1997 increased 29.0% to $9.2 million compared with $7.2 million in 1996. Non-interest expense was $6.0 million in 1995. The increases in non-interest expense are primarily attributable to increases in staff, facilities and operating volumes resulting from the Company's continued growth and expansion, including the cost of preparation for and opening of new offices. During 1997, the Company opened five new offices.

  Management is committed to controlling the level of non-interest expense and utilizes the assistance of a detailed branch level accounting and budgeting process in its monitoring of these expense levels.

  The overhead ratio (non-interest expenses divided by average assets) for the year ended December 31, 1997 was 2.93%, down 6 basis points from 2.99% in 1996.

  The efficiency ratio (non-interest expenses divided by the sum of net interest income on a tax equivalent basis and non-interest income) was 52.55% for the year ended December 31, 1997 compared to 51.60% in 1996.

  The table below shows non-interest expense for the years ended December 31, 1997, 1996 and 1995.

                              NON-INTEREST EXPENSE

                                                      DECEMBER 31,
                                               -------------------------
                                                 1997    1996     1995
                                               -------  ------   -------
                                                (Dollars in thousands)
Salaries and employee benefits ............    $5,330   $4,263   $3,374
Net occupancy expense .....................       584      457      319
Equipment expense .........................       721      541      426
Other real estate and foreclosure expense..        40       49      142
Other operating expense:
 Professional services ....................       102       60       56
 Postage ..................................       178      140      118
 Telephone ................................       221      125      106
 Operating supplies .......................       405      215      214
 Advertising and public relations .........       332      123      101
 Other outside service fees ...............        59       59       31
 Directors' fees ..........................       116       96       79
 Software expense .........................       119       69       75
 Check printing charges ...................       137      102       30
 FDIC & state assessment ..................       112       47      373
 Amortization of goodwill .................        56       56       59
 Charitable contributions .................        84      126      126
 Guaranty fee .............................        76       91        -
 Other ....................................       556      532      367
                                               ------   ------   ------
     Total non-interest expense ...........    $9,228   $7,151   $5,996
                                               ======   ======   ======

INCOME TAXES

  The provision for income taxes was $2.5 million for the year ended December 31, 1997 compared to $2.0 million in 1996 and $845,000 in 1995. The effective income tax rates were 35.7%, 39.9% and 27.0%, respectively, for these periods.

  In 1996, the Company was assessed $326,000 of additional state income taxes for the years 1992 through 1995 with respect to a dispute involving the taxation of intercompany dividends. This assessment, plus $93,000 of interest expense, net of federal tax effect, was fully expensed in 1996 and significantly increased the Company's effective income tax rate for 1996. The tax rate for 1996 would have been 35.6% without this additional tax expense. The Company paid the disputed taxes and related interest during 1997. This payment was made under protest and the Company plans to file suit seeking a refund.

                        ANALYSIS OF FINANCIAL CONDITION

LOAN PORTFOLIO

  At December 31, 1997 the Company's loan portfolio was $275.5 million, an increase of 28.4% from $214.5 million at December 31, 1996. As of December 31, 1997, the Company's loan portfolio consisted of approximately 62.5% real estate loans, 19.3% consumer loans, 13.6% commercial and industrial loans and 3.9% agricultural loans (non-real estate).

  The amount and type of loans outstanding at December 31, 1997, 1996, 1995, 1994, 1993 are reflected in the following table.

                                 LOAN PORTFOLIO

                                                         DECEMBER 31,
                                     ----------------------------------------------------
                                       1997       1996       1995       1994       1993
                                     --------   --------   --------   --------   --------
                                                  (Dollars in thousands)
Real Estate
  Single family residential ......   $ 96,943   $ 78,124   $ 55,609   $ 41,494   $ 42,569
  Non-farm/non-residential .......     41,710     35,258     36,603     22,978     27,326
  Agricultural ...................     13,443     11,583      9,274      8,373      9,199
  Construction/land development...     16,257      8,808      3,471      4,668      1,672
  Multifamily residential ........      3,897      3,743      4,388      3,806      4,369
                                     --------   --------   --------   --------   --------
    Total real estate ............    172,250    137,516    109,345     81,319     85,135
  Consumer .......................     53,233     39,868     25,372     17,583     17,278
  Commercial and industrial ......     37,470     28,154     11,077      6,191      5,405
  Agricultural (non-real estate)       10,824      8,363      6,963      6,889      6,161
  Other ..........................      1,686        561        441        824      1,053
                                     --------   --------   --------   --------   --------
    Total loans ..................   $275,463   $214,462   $153,198   $112,806   $115,032
                                     ========   ========   ========   ========   ========


  The following table reflects remaining loan maturities at December 31, 1997 by type and with fixed or floating interest rates.

                                 LOAN MATURITIES

                                          OVER 1 YEAR
                                 1 YEAR     THROUGH      OVER
                                 OR LESS    5 YEARS     5 YEARS      TOTAL
                                --------    --------    --------    --------
                                           (Dollars in thousands)

Real Estate ..................  $ 57,134    $ 78,950    $ 36,166    $172,250
Consumer .....................    12,031      39,099       2,103      53,233
Commercial and industrial ....    20,158      15,970       1,342      37,470
Other ........................     6,550       3,265       2,695      12,510
                                --------    --------    --------    --------
                                $ 95,873    $137,284    $ 42,306    $275,463
                                ========    ========    ========    ========

Fixed rate ...................  $ 90,091    $130,145    $ 18,683    $238,919
Floating rate ................     5,782       7,139      23,623      36,544
                                --------    --------    --------    --------
                                $ 95,873    $137,284    $ 42,306    $275,463
                                ========    ========    ========    ========

NONPERFORMING ASSETS

  Nonperforming assets consist of (i) nonaccrual loans, (ii) loans for which the terms have been restructured to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (iii) real estate or other assets that have been acquired in partial or full satisfaction of loan obligations or upon foreclosure. As of December 31, 1996, one loan for $1.3 million accounted for 68.4% of the total $1.9 million nonaccrual loans. This large nonaccrual loan was paid off in the fourth quarter of 1997. As a result, nonperforming loans as a percent of total loans declined to .25% at December 31, 1997, from 1.08% at December 31, 1996.

  The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection. At the time a loan is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. If a loan is determined to be uncollectible, the portion of the loan principal determined to be uncollectible will be charged against the allowance for loan losses. Interest income on nonaccrual loans is recognized on a cash basis when and if actually collected.

  The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and foreclosed assets held for sale.

                             NONPERFORMING ASSETS

                                                                         DECEMBER 31,
                                                      -----------------------------------------------
                                                         1997      1996      1995     1994      1993
                                                      ---------  --------  -------   ------   -------
                                                                   (Dollars in thousands)

Nonaccrual loans ...................................   $  664    $2,057    $1,181    $  571    $1,931
Accruing loans 90 days or more past due ............       35       253       124        67        62
Restructured loans .................................        -         -         -         -         -
                                                       ------    ------    ------    ------    ------
    Total nonperforming loans ......................      699     2,310     1,305       638     1,993
Foreclosed assets held for sale and
  repossessions/(1)/ ...............................      136        78        29       189       745
                                                       ------    ------    ------    ------    ------
    Total nonperforming assets .....................   $  835    $2,388    $1,334    $  827    $2,738
                                                       ======    ======    ======    ======    ======
Nonperforming loans to total loans .................     0.25%     1.08%     0.85%     0.57%     1.73%
Nonperforming assets to total assets ...............     0.24      0.88      0.63      0.50      1.51

(1) Foreclosed assets held for sale and repossessions are generally written down to appraised value at the time of transfer from the loan portfolio. The value of such assets is reviewed from time to time throughout the holding period, with the value being adjusted to the then market value, if lower, until disposition. Under Arkansas banking law, other real estate owned is generally required to be written off over a five year period unless approval of the Arkansas State Bank Department can be obtained to write such assets off over an extended period.

  An analysis of the allowance for loan losses for the periods indicated is shown in the table below.


                    ALLOWANCE AND PROVISION FOR LOAN LOSSES

                                                                   DECEMBER 31,
                                                  -----------------------------------------------
                                                   1997      1996      1995      1994       1993
                                                  -------   -------   -------   -------    -------
                                                               (Dollars in thousands)
Balance of allowance for loan losses
at beginning of period .........................  $ 3,019   $ 1,909   $ 1,649   $ 1,716    $ 2,011
Loans charged off:
  Real estate:
    Single family residential ..................       35        73        14        58         20
    Non-farm/non residential ...................        -         -        51        34        537
    Agricultural ...............................        -         -         -         -          -
                                                  -------   -------   -------   -------    -------
        Total real estate ......................       35        73        65        92        557
                                                  -------   -------   -------   -------    -------
  Consumer .....................................      434       216        44        31         15
  Commercial and industrial ....................        -       128        47         3         46
  Agricultural (non-real estate) ...............        -         -         -         -         60
                                                  -------   -------   -------   -------    -------
        Total loans charged off ................      469       417       156       126        678
                                                  -------   -------   -------   -------    -------

Recoveries of loans previously charged off:
  Real estate:
    Single family residential ..................        5         2        33         7          7
    Non-farm/non-residential ...................        -         -         -         -          2
    Agricultural ...............................        2         -         -         -          2
                                                  -------   -------   -------   -------    -------
        Total real estate ......................        7         2        33         7         11
                                                  -------   -------   -------   -------    -------
  Consumer .....................................       39        35        23        12         23
  Commercial and industrial ....................        2         4         -         -          9
  Agricultural (non-real estate) ...............        -         -         -         2          2
                                                  -------   -------   -------   -------    -------
        Total recoveries .......................       48        41        56        21         45
                                                  -------   -------   -------   -------    -------
Net loans charged off ..........................      421       376       100       105        633
Provision charged to operating expense .........    1,139     1,486       360       339        338
Sale of subsidiary .............................        -         -         -      (301)         -
                                                  -------   -------   -------   -------    -------
Balance, end of period .........................  $ 3,737   $ 3,019   $ 1,909   $ 1,649    $ 1,716
                                                  =======   =======   =======   =======    =======

Net charge-offs to average loans outstanding
  during the periods indicated .................     0.17%     0.21%     0.08%     0.09%      0.52%
Allowance for loan losses to total loans .......     1.36      1.41      1.25      1.46       1.49
Allowance for loan losses to nonperforming loans   534.62    130.69    146.28    258.46      86.10

  The allowance for loan losses is the amount determined by management to be adequate to provide for losses on loans that may become uncollectable. The level of the allowance for loan losses and the need for additions are based on management's judgment as well as the evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (i) an internal grading system, (ii) a peer group analysis and (iii) a historical analysis.

  The Company's internal grading system assigns each loan (other than consumer installment loans) to one of seven risk categories, with each category being assigned a specific reserve allocation percentage as follows:

        LOAN GRADE/                RESERVE ALLOCATION
        -----------                ------------------
        RISK CATEGORY                  PERCENTAGE
        -------------                  ----------
         1     Excellent                 0.10%
         2     Good                      0.50
         3     Moderate                  1.00
         4     Fair                      2.00
         5     Watch                     7.00
         6(a)  Substandard              15.00
         6(b)  Impaired-SFAS        Impaired Amount
               114            or 15%, whichever is greater
         7     Doubtful                 50.00

  The loan grade for each individual loan is determined by the loan officer at the time it is made and changed from time to time to reflect an ongoing assessment of loan risk. Loan grades are reviewed on specific loans from time to time by senior management and as part of the Company's internal loan review process.

  Required reserves are calculated for consumer installment loans based upon past due status as follows:

                           RESERVE
                           -------
PAST DUE STATUS      ALLOCATION PERCENTAGE
---------------      ---------------------
Current                      0.225%
Overdue 30 to 89 days         7.500
Overdue 90 days or more      37.500

  Reserve allocations are also calculated using the internal grading system for all outstanding letters of credit, outstanding loan commitments and unfunded loan balances. The sum of all reserve amounts determined by the internal grading system is utilized by management as the primary indicator of the appropriate reserve level.

  In addition to the internal grading system, the Company compares the allowance for loan losses (as a percentage of total loans) maintained by each of its subsidiary banks to the peer group average percentage as shown on the most recently available FDIC Uniform Bank Performance Reports for such banks. The Company also compares the allowance for loan losses for each subsidiary bank to such bank's historical cumulative net charge-offs for the five preceding calendar years.

  Aside from the objective criteria described above, the Company subjectively assesses adequacy of the allowance for loan losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category, risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include, but are not limited to, the following: (i) in the case of single family residential real estate loans, the borrower's ability to repay including credit history, debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of collateral; (ii) for non-farm non-residential loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (iii) for agricultural real estate loans, the loan to value ratio; (iv) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing if any, experience and ability of the developer and loan to value ratios; (v) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; (vi) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

  It is management's practice to review the allowance on a quarterly basis to determine whether the amount of regular monthly provision should be increased or decreased or whether additional provision should be made to the allowance. Because the allowance is primarily determined based upon management's assessment and grading of individual loans, no reserve is made for specific categories of loans. The total allowance amount is available to absorb losses across the Company's entire portfolio.

  The following table sets forth the sum of the amounts of the allowance for loan losses attributable to individual loans within each loan category, unfunded items and unallocated reserves as of December 31, 1997. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular loan categories.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                      PERCENT OF LOANS
                                                            ALLOWANCE  IN CATEGORY TO
                                                             AMOUNT      TOTAL LOANS
                                                            --------    -------------
     CATEGORY                                                (Dollars in Thousands)
     Real estate
         Single family residential ......................... $1,116          35.2%
         Non-farm/non-residential ..........................    423          15.2
         Agriculture .......................................    152           4.9
         Construction/land development .....................    163           5.9
         Multifamily .......................................     41           1.4

     Consumer ..............................................    372          19.3
     Commercial and industrial .............................    412          13.6
     Agriculture (non-real estate) .........................    114           3.9
     Other .................................................     15            .6
     Unfunded items (letters of credit, outstanding loan
       commitments and unadvanced loan balances) ...........    233           N/A
     Unallocated reserves ..................................    696           N/A
                                                             ------         -----
                                                             $3,737         100.0%
                                                             ======         =====

  The Company maintains an internally classified loan list that, along with the list of nonaccrual or nonperforming loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are those loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverablity of the loan. Loans, classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated at present. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are those loans that are in the process of being charged off. At December 31, 1997 "substandard" loans not designated as nonaccrual or 90 days past due totaled $2.3 million. There were no loans designated as "doubtful" or "loss" at December 31, 1997.

  Administration of the subsidiary banks' lending function is the responsibility of the Chief Executive Officer, Vice Chairman and senior lenders at each profit center. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and the loan committee of each bank. Loan authorities are granted to bank officers as determined appropriate by the Board of Directors.

  Loan and aggregate loan relationships exceeding bank officers authorities up to the lending limit of the banks can be authorized by the loan committees or the Boards of Directors. At monthly meetings, the Boards of Directors monitor loan delinquencies, the status of nonperforming assets, the level and adequacy of the allowance for loan losses and other related matters.

  The Company's compliance officers are responsible for serving the bank subsidiaries of the Company in the loan review and compliance areas. Periodic reviews of each profit center are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance officers prepare loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. This report is provided to the audit committee, which consists of three non-employee members of the Boards of Directors.

  Based on the procedures described herein, management is of the opinion that the allowance of $3.7 million at December 31, 1997 is adequate. The allowance for loan losses is 1.36% of average loans at December 31, 1997 compared to 1.41% at December 31, 1996.

  Provision for Loan Losses: The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for 1997 was $1.1 million compared to $1.5 million in 1996 and $360,000 in 1995.

INVESTMENTS AND SECURITIES

  The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the amortized cost and the fair value of investment securities for each of the dates indicated.

                             INVESTMENT SECURITIES

                                                               DECEMBER 31,
                                      ----------------------------------------------------------------
                                              1997                  1996                1995
                                      --------------------  -------------------- ---------------------
                                      AMORTIZED    FAIR     AMORTIZED    FAIR    AMORTIZED    FAIR
                                        COST      VALUE(1)    COST      VALUE(1)    COST      VALUE(1)
                                      --------------------  -------------------- ---------------------
                                                           (Dollars in thousands)
Securities of U.S. Government
  agencies ........................    $24,562    $24,596    $23,881    $23,896    $14,001    $13,831
Mortgage-backed securities ........      9,340      9,571     10,119     10,256     14,014     14,153
Obligations of states and political
  subdivisions ....................      6,801      6,819      4,094      4,119      8,126      8,191
Other securities ..................      1,510      1,510      1,353      1,353        981        981
                                       -------    -------    -------    -------    -------    -------
    Total .........................    $42,213    $42,496    $39,447    $39,624    $37,122    $37,156
                                       =======    =======    =======    =======    =======    =======

  (1) The fair value of the Company's financial instruments is determined pursuant to Statement of Financial Accounting Standards No. 107.

  The following table reflects the amortized cost, by contractual maturity, of the Company's investment securities at December 31, 1997 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis, assuming a 34% tax rate) of such securities. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                 MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

                                                                            DECEMBER 31, 1997
                                                   ------------------------------------------------------------------
                                                               OVER       OVER
                                                   1 YEAR     1 YEAR     5 YEARS     OVER
                                                     OR       THRU 5     THRU 10      10
                                                    LESS       YEARS      YEARS      YEARS      TOTAL      FAIR VALUE
                                                   -------    -------    -------    -------    -------     ----------
                                                                        (Dollars in Thousands)

Securities of U.S. Government agencies .........   $     -    $18,594    $ 5,968    $     -    $24,562      $24,596
Mortgage-backed securities .....................         -          -      5,074      4,266      9,340/(1)/   9,571
Obligations of states and political subdivisions       498      1,590      2,102      2,611      6,801/(2)/   6,819
Other securities ...............................         -          -          -      1,510      1,510        1,510
                                                   -------    -------    -------    -------    -------      -------
        Total ..................................   $   498    $20,184    $13,144    $ 8,387    $42,213      $42,496
                                                   =======    =======    =======    =======    =======      =======

Percentage of total ............................      1.18%     47.81%     31.14%     19.87%    100.00%
Weighted average yield (FTE)/(3)/ ..............      7.95       6.67       7.27       7.01       6.94

  (1) At December, 1997 approximately $9.2 million of these securities earned interest at floating rates repricing monthly or semi-annually.

  (2) At December, 1997 approximately $2.1 million of these securities earned interest at floating rates repricing semi-annually.

  (3) The weighted average yields (FTE) are based on book value and effective yields weighted for the scheduled maturity of each security.

DEPOSITS

  The Company's subsidiary banks' lending and investing activities are funded primarily by deposits, approximately 67.6% of which were time deposits and 32.4% of which were demand and savings deposits at December 31, 1997. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 21.9% of total deposits at December 31, 1997. Noninterest bearing demand deposits at December 31, 1997 constituted approximately 10.5% of total deposits. The following table reflects the classification of the average deposits and the average rate paid on each deposit category for the period indicated.

                       AVERAGE DEPOSIT BALANCES AND RATES

                                                            YEARS ENDED DECEMBER 31,
                                       -----------------------------------------------------------------
                                              1997                   1996                   1995
                                       -------------------    -------------------    -------------------
                                                   AVERAGE                AVERAGE                AVERAGE
                                       AVERAGE      RATE      AVERAGE       RATE     AVERAGE      RATE
                                       AMOUNT       PAID      AMOUNT        PAID     AMOUNT       PAID
                                       -------------------    -------------------    -------------------
                                                             (Dollars in thousands)
Non-interest bearing accounts ......   $ 26,981          -    $ 20,129          -    $ 16,492          -
Interest bearing accounts
  Transaction (NOW) ................     25,469       2.19%     22,209       2.20%     19,911       2.16%
  Savings ..........................      8,734       2.13       8,238       2.14       7,568       2.15
  Money Market .....................     26,981       3.86      18,542       3.49      13,058       2.46
  Time deposits less than $100,000 .    129,969       5.61     102,076       5.60      85,936       5.83
  Time deposits $100,000 or more ...     48,919       5.63      34,689       5.69      24,307       5.91
                                       --------               --------               --------
    Total deposits .................   $267,053               $205,883               $167,272
                                       ========               ========               ========

  The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 1997.

         MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 AND OVER

                                                 DECEMBER 31, 1997
                                                 -----------------
                                              (Dollars in Thousands)
                    MATURITY
                    --------
                    3 months or less ........         $16,493
                    3 to 6 months ...........          12,396
                    6 to 12 months ..........          19,448
                    Over 12 months ..........           9,644

INTEREST RATE SENSITIVITY

  The Company's interest rate risk management is the responsibility of the ALCO and Investment Committee, which reports to the Board of Directors. This committee establishes policies and oversees the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

  The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, the committee and Board of Directors review on a monthly basis the bank's relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for three different time periods - six months, one year and two years. Additionally, management, the committee and the Boards of Directors review other alternative interest rate risk measures and models in assessing the Company's interest rate sensitivity.

  As shown in the table below at December 31, 1997, the cumulative rate sensitive assets to rate sensitive liabilities at six months and one year, respectively, were 93.9% and 85.2%. A financial institution is considered to be liability sensitive, or as having a negative GAP, when the amount of its interest bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive GAP, when the amount of its interest bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period.

Generally, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP. Since conditions change on a daily basis, these theoretical conclusions may not be indicative of future results.

                     RATE SENSITIVE ASSETS AND LIABILITIES

                                                               DECEMBER 31, 1997
                                  ------------------------------------------------------------------------------
                                    RATE         RATE                                 CUMULATIVE     CUMULATIVE
                                  SENSITIVE    SENSITIVE     PERIOD     CUMMULATIVE     GAP TO       RSA/(1)/ TO
                                   ASSETS     LIABILITIES     GAP           GAP      TOTAL RSA/(1)/    RSL/(2)/
                                  --------     --------     --------      --------   -------------   -----------
                                        (Dollars in Thousands)
     Floating rate ..........     $ 27,124     $ 29,788     $ (2,664)     $ (2,664)        -0.86%       91.06%
     Fixed rate repricing in:
          1 month ...........       21,883       18,714        3,169           505          0.16       101.04
          2 month ...........       17,949       13,610        4,339         4,844          1.56       107.80
          3 month ...........       15,579       18,576       (2,997)        1,847          0.59       102.29
          4 month ...........       12,297       15,068       (2,771)         (924)        -0.30        99.04
          5 month ...........       12,488       17,234       (4,746)       (5,670)        -1.82        94.98
          6 month ...........       12,068       14,123       (2,055)       (7,725)        -2.48        93.92
          6 months - 1 year .       53,577       75,885      (22,308)      (30,033)        -9.66        85.21
          1-2 years .........       47,333       39,127        8,206       (21,827)        -7.02        90.99
          2-3 years .........       38,377        5,935       32,442        10,615          3.41       104.28
          3-4 years .........       29,060       16,421       12,639        23,254          7.48       108.79
          4-5 years .........        5,155          828        4,327        27,581          8.87       110.40
          Over 5 years ......       18,135       14,366        3,769        31,350         10.08       111.21
                                  --------     --------     --------
            Total ...........     $311,025     $279,675     $ 31,350
                                  ========     ========     ========

  (1) Rate Sensitive Assets

  (2) Rate Sensitive Liabilities

  The following table provides in tabular form contractural balances of the Company's financial instruments at the expected maturity as well as the fair value of those balance sheet financial instruments for the period ended December 31, 1997. Fixed and variable rate categories are based upon expected amortization or contractural maturity dates. The Company's assets and liabilities that do not have a stated maturity date, as in cash equivalents and certain deposits, are considered to be long term in nature by the Company and are reported in the thereafter column. The Company does not consider these financial instruments materially sensitive to interest rate fluctuations and management expects these balances to remain fairly constant over various economic conditions. The weighted average interest rates for the various assets and liabilities presented are actual as of December 31, 1997.

  The fair value of cash, interest bearing deposits at other banks, and interest receivable approximate their book values due to their short maturities. The fair value of available for sale securities are based on reports provided the Company by third parties. Federal Home Loan Bank stock is valued at stated redemption value. The fair value of loans and time deposits are estimated by discounted cash flows through the estimated maturity using estimated market discount rates that reflect current rates offered by the Company. The fair value of FHLB borrowings is estimated by discounting the cash flows through maturity based on current rates offered by the FHLB for borrowings with similar maturities. The fair value of the note payable approximates the carrying value due to the note payable's interest rate approximating market rates.

                   EXPECTED MATURITY DATE OF FINANCIAL ASSETS

                                                             DECEMBER 31,
                                       ---------------------------------------------------------
                                        1998         1999         2000         2001        2002    THEREAFTER   TOTAL    FAIR VALUE
                                       ------       ------       ------       ------      ------   ----------  -------   ----------
                                                                            (Dollars in Thousands)
FINANCIAL ASSETS:
  Cash and due from banks              $     -      $     -      $     -      $     -     $     -   $  9,021   $  9,021   $  9,021
  Interest-bearing deposits              6,607            -            -            -           -          -      6,607      6,607
  Weighted average interest rate          5.98%           -            -            -           -          -       5.98%
  Federal funds sold                     2,885            -            -            -           -          -      2,885      2,885
  Weighted average interest rate          5.50%           -            -            -           -          -       5.50%

  Securities-available for sale
    Securities of US Govt. agencies          -            -        2,825        6,322       1,500      1,972     12,619     12,640
    Weighted average interest rate           -            -         6.53%        6.42%       6.90%      6.72%      6.52%
    Mortgage-backed securities
     Fixed rate                             39           45           49            -           -          -        133        131
     Weighted average interest rate       5.51%        5.51%        5.51%           -           -          -       5.51%
     Variable rate                         490          372          293          293         691      7,067      9,206      9,440
     Weighted average interest rate       6.60%        6.40%        6.43%        6.46%       6.46%      6.27%      6.44%

    State and political subdivisions         -            -            -            -           -      1,583      1,583      1,576
    Weighted average interest rate           -            -            -            -           -       5.33%      5.33%
    Equity securities                        -            -            -            -           -         75         75         75
    Dividend yield                           -            -            -            -           -          -          -
    FHLB stock                               -            -            -            -           -      1,435      1,435      1,435
    Dividend yield                           -            -            -            -           -       6.00%      6.00%

  Securities - held to maturity
    Securities of US Govt. agencies          -            -        4,998            -       2,949      3,996     11,943     11,956
    Weighted average interest rate           -            -         6.35%           -        6.60%      7.12%      6.67%

    State and political subdivisions
     Fixed rate                            345          237          138          229         220      1,922      3,091      3,115
     Weighted average interest rate       4.55%        4.32%        4.71%        4.71%       4.55%      4.84%      4.74%
     Variable rate                         153          174          190          206         225      1,083      2,031      2,128
     Weighted average interest rate       7.23%        7.23%        7.23%        7.23%       7.23%      7.23%      7.23%

  Loans Held for Sale-fixed rate         2,935            -            -            -           -          -      2,935      2,941
  Weighted average interest rate          7.14%           -            -            -           -          -       7.14%

  Loans
    Loans - fixed                       90,091       63,106       35,587       22,154       9,298     15,748    235,984    237,757
    Weighted average interest rate        9.63%        9.52%        9.47%        9.13%       9.03%      8.96%      9.46%
    Loans - variable                     5,782        2,335        1,454        1,673       1,677     23,623     36,544     37,570
    Weighted average interest rate        9.12%        9.05%        9.33%        9.31%       9.35%      9.25%      9.23%
Interest receivable                      3,013            -            -            -           -          -      3,013      3,013
Weighted average interest rate               -            -            -            -           -          -          -

FINANCIAL LIABILITIES:
  Deposits (with no stated maturity)
    Demand deposits                          -            -            -            -           -   $ 31,091   $ 31,091   $ 31,091
    Weighted average interest rate           -            -            -            -           -          -          -
    NOW accounts                             -            -            -            -           -     27,527     27,527     27,527
    Weighted average interest rate           -            -            -            -           -       2.00%      2.00%
    Money market accounts                    -            -            -            -           -     28,132     28,132     28,132
    Weighted average interest rate           -            -            -            -           -       3.71%      3.71%
    Regular savings                          -            -            -            -           -      9,083      9,083      9,083
    Weighted average interest rate           -            -            -            -           -       2.15%      2.15%
    Time deposits
     Fixed rate                        163,958       25,344        3,470        2,172       1,354      1,066    197,364    199,173
     Weighted average interest rate       5.62%        5.93%        6.02%        6.03%       6.19%      5.93%      5.68%
     Variable rate                       2,358            -            -            -           -          -      2,358      2,358
     Weighted average interest rate       5.20%           -            -            -           -          -       5.20%
     FHLB advances                       3,000        5,070        1,947        4,000           -          -     14,017     13,983
     Weighted average interest rate       5.74%        6.48%        5.72%        5.93%          -          -       6.06%
     Notes payable                         524          524          524          500         500      2,500      5,072      5,072
    Weighted average interest rate        8.67%        8.77%        8.79%        8.80%       8.80%      8.80%      8.79%

  IMPACT OF INFLATION AND CHANGING PRICES

  The Consolidated Financial Statements with Notes thereto presented elsewhere in the report have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

  LIQUIDITY AND CAPITAL RESOURCES

  Credit Agreement. The Company has a $10.0 million term loan and revolving credit facility with a correspondent bank (the "Credit Agreement"). The term loan portion has a principal balance of $5.0 million, payable in equal annual principal installments of $500,000 commencing in 1998 plus interest payable annually at 8.804% per annum. The term loan matures in 2007 and provides for prepayment penalties under certain circumstances.

  The Credit Agreement also provides for a revolving line of credit of up to $5.0 million. Advances remaining unpaid for any consecutive period of 365 days are converted to term loans under the facility, with a corresponding reduction in availability, and are payable in equal annual installments of principal through 2007. Interest accrues on outstanding borrowings under the revolving line of credit (including any amounts converted to term loans thereunder) at a variable rate equal to the average prime lending rate reported from time to time by the Wall Street Journal minus 0.25% and is payable quarterly. The revolving line of credit commitment expires in 2007 and is subject to an annual compliance review by the lender. No standby or unused commitment fees are payable by the Company under the revolving line of credit. There were no outstanding balances on the revolving line of credit at December 31, 1997.

  The Credit Agreement requires the Company's bank subsidiaries to maintain certain levels of return on assets, primary capital, loan charge-off and debt/equity ratios. At December 31, 1997 the Company was in compliance with these requirements. Borrowings under the Credit Agreement are secured by a pledge of 80% of the Company's stock in the subsidiary banks.

  Initial Public Offering. On July 16, 1997, the Securities and Exchange Commission ("SEC") declared effective the Company's Registration Statement on Form S-1 (File No. 333-27641) with respect to the IPO of 899,755 shares (including over-allotment shares) of the Company's Common Stock. Stephens Inc. was the managing underwriter for the offering, which was commenced on July 17, 1997 and which was terminated after the entire amount of the 899,755 shares registered had been sold for an aggregate offering price of approximately $14.4 million. The net proceeds to the Company from this offering were approximately $13.2 million (including proceeds from over-allotment shares) after deduction for aggregate offering expenses of approximately $1.2 million. Proceeds from the offering in the amount of $5 million were used to repay the outstanding balance under the revolving line of credit described above. An additional $4.5 million of the proceeds was used to make a capital infusion to a subsidiary bank. The remainder of the proceeds (including proceeds from exercise of the underwriters over-allotment option) were used for general corporate purposes, including financing the Company's February, 1998 acquisition of Heartland Community Bank, FSB, and continued growth, expansion and branching strategy.

  Growth, Expansion and Acquisition. During 1997 the Company's banking subsidiaries completed aggregate investments of approximately $2.1 million to construct and equip three new offices opened in Mulberry, Paris and Alma, Arkansas. In late 1997 a branch site and building in Bellefonte, Arkansas were purchased from another financial institution. This purchase, refurbishing, and equipping resulted in an investment of approximately $285,000. Approximately $3.0 million was expended to acquire sites for banking facilities in Little Rock and Fort Smith, Arkansas. Construction of the Little Rock facility began in the third quarter of 1997 with completion expected in mid-1998. Upon completion, this facility will combine the Company's existing corporate offices and two existing Little Rock loan production offices. The Company also plans to apply for regulatory approval to open a branch of its recently acquired Little Rock savings bank at this location. Construction of the Fort Smith facility began in the fourth quarter of 1997 with completion expected in the last half of 1998. Pending completion, the Company has opened a temporary Fort Smith branch, which includes mortgage lending operations.

  In February, 1998 the Company closed its acquisition of Heartland Community Bank, FSB, a federal savings bank in Little Rock, Arkansas. The Company paid $3.1 million in cash acquiring the charter, cash, Little Rock land and building and bank furnishings and equipment. As part of the transaction the Company acquired approximately $9.4 million in deposits. The seller retained all loans and all deposits and operations located outside Little Rock. Following closing the Company commenced operations in Little Rock under the Bank of the Ozarks' name.

  Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally, the Company's bank subsidiaries rely on customer deposits and loan repayments as their primary sources of funds. These funds are used to make loans, acquire investment securities and other assets and to fund continuing operations.

  The Company has experienced significant growth in its loan portfolio which has resulted in a continuation of the Company's high loan-to-deposit ratio (93.2% at December 31, 1997). While scheduled loan repayments are a relatively stable source of funds, such loans generally are not readily convertible to cash. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitiors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks and borrowings by the Company under its revolving credit facility described above.

  At December 31, 1997, the Company's bank subsidiaries had an aggregate of $51.7 million of unused blanket FHLB borrowing availability. Additionally at December 31, 1997 the bank subsidiaries maintained pre-approved unsecured federal funds lines of credit in an amount of up to $15.2 million.

  Management anticipates that the Company's bank subsidiaries will continue to rely primarily on customer deposits and loan repayments to provide liquidity. However, where necessary, the above described borrowings (including borrowings under the Company's Credit Agreement) will be used to augment the Company's primary funding sources.

  Dividend Policy. During the three months ended March 31, 1997, the Company paid a cash dividend on its common stock of $0.10 per share. Effective July, 1997, the Company commenced payment of a quarterly cash dividend of $0.05 per share ($0.20 annually). In 1996 and 1995 the Company paid a $0.30 per share dividend. The Company reduced its annual dividend from these earlier periods in order to retain a greater portion of earnings as capital to support the Company's growth. The final determination of the timing, amount and payment of future dividends on the common stock is at the discretion of the Company's Board of Directors and will depend on conditions then existing, including regulatory requirements and the Company's profitability, liquidity, financial condition and capital requirements.

CAPITAL COMPLIANCE

  Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio". The risk-based capital ratios consist of (i) Tier 1 capital (i.e. common stockholders' equity excluding goodwill and appreciation on investment securities, but including certain other qualifying items) to total risk-weighted assets and (ii) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan losses) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted average assets.

  The Company's risk-based and leverage capital ratios exceed these minimum requirements at December 31, 1997 and December 31, 1996 and are presented below, followed by the capital ratios of each of the Company's two bank subsidiaries at December 31, 1997.

                          CONSOLIDATED CAPITAL RATIOS

                                                         DECEMBER 31,
                                                   -----------------------
                                                     1997           1996
                                                   --------       --------
                                                    (Dollars in Thousands)
Tier 1 capital:
   Stockholders' equity .........................  $ 35,666       $ 18,547
   Add (less) net unrealized losses (gains)
    on available for sale securities ............      (152)           (99)
   Less goodwill ................................    (1,337)        (1,394)
                                                   --------       --------
       Total tier 1 capital .....................  $ 34,177       $ 17,054
                                                   --------       --------

Tier 2 capital:
   Qualifying allowance for loan losses .........     3,288          2,529
                                                   --------       --------
       Total risk-based capital .................  $ 37,465       $ 19,583
                                                   ========       ========
Risk-weighted assets ............................  $262,592       $201,802
                                                   ========       ========

Ratios at end of period:
   Leverage .....................................      9.86%          6.42%
   Tier 1 risk-based capital ....................     13.01           8.45
   Total risk-based capital .....................     14.27           9.70

Minimum ratio guidelines:
   Leverage .....................................      3.00%/(1)/     3.00%/(1)/
   Tier 1 risk-based capital ....................      4.00           4.00
   Total risk-based capital .....................      8.00           8.00


                      CAPITAL RATIOS OF SUBSIDIARY BANKS

                                                       DECEMBER 31, 1997
                                                  --------------------------
                                                  BANK OF THE    BANK OF THE
                                                  OZARKS, WCA    OZARKS, NWA
                                                  -----------    -----------
                                                    (Dollars in Thousands)

Stockholders' equity - Tier 1 ...................  $ 26,050   $  9,810
Leverage ratio ..................................     11.15%      8.71%
Risk-based capital ratios:
   Tier 1 .......................................     14.19      12.88
   Total capital ................................     15.44      14.13

  (1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

YEAR 2000

  The Year 2000 Issue relates to the ability of computer systems and other systems with imbedded microchips to properly handle year 2000 date sensitive data and the potential for risk to the Company because of relationships with third parties (e.g. software and hardware vendors, loan customers, correspondent banks, and others) who do not adequately address the year 2000 issue. Failure in any of these areas could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities.

  The Company has established a Year 2000 Project Team to evaluate and assess the Company's exposure to this issue. This team has conducted evaluations of all software, hardware, environmental systems and other relationships affecting the Company's daily operating capabilities. The most significant area of exposure to the Company relates to computer programs and software which are provided to the Company from third party vendors. In each case the Company has received assurance that such software programs are fully operational with respect to the Year 2000. The Company continues to seek additional documentation of testing procedures and other confirmations from these vendors.

  The Year 2000 Project Team will continue to identify and assess additional exposures to this issue and develop solutions in areas where exposures are identified. Based on recent and ongoing assessments by the team, no area of material exposure has been identified with respect to the Year 2000 issue. The necessary system changes or testing procedures identified to date are not expected to result in a material expense to the Company.

FORWARD-LOOKING INFORMATION

  This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, may include certain forward-looking statements including, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities and growth rates, acquisition opportunities and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the the occurrence of future events, the receipt of new information, or otherwise.

  Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (i) potential delays in opening new branches and other operating locations; (ii) the ability to attract deposits and loans from new locations or markets; (iii) competitive factors and pricing pressures; (iv) changes in legal and regulatory requirements; (v) interest rate fluctuations and
(vi) general economic conditions, as well as, other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

                         SUMMARY OF QUARTERLY RESULTS OF
              OPERATIONS, COMMON STOCK MARKET PRICES AND DIVIDENDS

                                       1997 - THREE MONTHS ENDED
                                  -------------------------------------
                                  MAR. 31   JUNE 30   SEPT. 30  DEC. 31
                                  -------   -------   --------  -------
                             (Dollars in Thousands, Except per Share Amounts)

Total interest income ........    $6,016    $6,635    $7,168    $7,649
Total interest expense .......     2,900     3,216     3,465     3,398
                                  ------    ------    ------    ------
    Net interest income ......     3,116     3,419     3,703     4,251
Provision for loan losses ....       259       265       150       465
Non-interest income ..........       742       641       662       880
Non-interest expense .........     2,105     2,219     2,316     2,588
Income Taxes .................       537       572       698       709
                                  ------    ------    ------    ------
    Net income ...............    $  957    $1,004    $1,201    $1,369
                                  ======    ======    ======    ======

Per share:
Net income ...................    $ 0.33    $ 0.35    $ 0.34    $ 0.36
    Cash dividends declared ..      0.10         -      0.05      0.05
Bid price per common share:
    Low ......................         -         -    $17 3/8   $19 3/4
    High .....................         -         -    $20 1/8   $25 1/4


                                        1996 - THREE MONTHS ENDED
                                  -------------------------------------
                                  MAR. 31   JUNE 30   SEPT. 30  DEC. 31
                                  -------   -------   --------  -------
                             (Dollars in Thousands, Except per Share Amounts)

Total interest income ........    $4,981    $5,317    $5,603    $5,935
Total interest expense .......     2,283     2,372     2,481     2,895
                                  ------    ------    ------    ------
    Net interest income ......     2,698     2,945     3,122     3,040
Provision for loan losses ....       221       323       375       567
Non-interest income ..........       358       291       476       740
Non-interest expense .........     1,625     1,637     1,856     2,033
Income Taxes .................       429       455       489       633
                                  ------    ------    ------    ------
Net income ...................    $  781    $  821    $  878    $  547
                                  ======    ======    ======    ======

Per share:
    Net income ...............    $ 0.27    $ 0.29    $ 0.30    $ 0.19
    Cash dividends declared ..      0.30         -         -         -
Bid price per common share:
    Low ......................         -         -         -         -
    High .....................         -         -         -         -

                         INDEPENDENT AUDITORS' REPORT

  We have audited the accompanying consolidated balance sheets of BANK OF THE OZARKS, INC. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANK OF THE OZARKS, INC. as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                       /s/ MOORE STEPHENS FROST
                                       Certified Public Accountants
Little Rock, Arkansas
January 28, 1998

                            BANK OF THE OZARKS, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31,
                                                         ---------------------
                                                           1997        1996
                                                         ---------   ---------
                                                         (Dollars in Thousands,
                                                       Except Per Share Amounts)
        ASSETS
        ------

CASH AND DUE FROM BANKS                                  $   9,021   $   6,713
INTEREST BEARING DEPOSITS                                    6,607         102
                                                         ---------   ---------
   Cash and cash equivalents                                15,628       6,815
INVESTMENT SECURITIES - AVAILABLE FOR SALE                  25,297      36,883
INVESTMENT SECURITIES - HELD TO MATURITY                    17,162       2,725
FEDERAL FUNDS SOLD                                           2,885         350
LOANS, NET OF UNEARNED INCOME                              275,463     214,462
ALLOWANCE FOR LOAN LOSSES                                   (3,737)     (3,019)
BANK PREMISES AND EQUIPMENT, NET                            13,439       6,872
INTEREST RECEIVABLE                                          3,013       2,552
EXCESS COST OVER FAIR VALUE OF NET ASSETS
 ACQUIRED, AT AMORTIZED COST                                 1,337       1,394
OTHER                                                        1,606       1,566
                                                         ---------   ---------
TOTAL ASSETS                                             $ 352,093   $ 270,600
                                                         =========   =========

        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------

DEPOSITS
   Demand - non-interest bearing                         $  31,091   $  21,295
   Savings and interest-bearing transaction                 64,742      56,929
   Time                                                    199,722     153,424
                                                         ---------   ---------
TOTAL DEPOSITS                                             295,555     231,648
NOTES PAYABLE                                                5,072       5,396
FHLB ADVANCES AND FEDERAL FUNDS PURCHASED                   14,017      12,727
ACCRUED INTEREST AND OTHER LIABILITIES                       1,783       2,282
                                                         ---------   ---------
TOTAL LIABILITIES                                          316,427     252,053
                                                         ---------   ---------

STOCKHOLDERS' EQUITY
    Preferred stock; $0.01 par value;
     Authorized 1,000,000 shares; none issued                    -           -
    Common stock; $0.01 par value;
     Authorized 10,000,000 shares;
     3,779,555 shares issued and outstanding in 1997,
     2,879,800 shares issued and outstanding in 1996            38          29
   Additional paid-in capital                               14,314       1,168
   Retained earnings                                        21,162      17,251
   Unrealized gains on available for sale securities -
    net of income tax                                          152          99
                                                         ---------   ---------
TOTAL STOCKHOLDERS' EQUITY                                  35,666      18,547
                                                         ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 352,093   $ 270,600
                                                         =========   =========

See notes to consolidated financial statements

                           BANK OF THE OZARKS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                          YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                       1997        1996       1995
                                                     -------     -------     -------
                                                          (Dollars in Thousands,
                                                         Except Per Share Amounts)
INTEREST INCOME
    Loans                                            $24,230     $19,089     $13,006
    Investment securities - taxable                    2,684       2,069       2,079
                          - nontaxable                   233         364         424
    Federal funds sold                                   108         145         109
    Deposits with banks                                  213         169          85
                                                     -------     -------     -------
TOTAL INTEREST INCOME                                 27,468      21,836      15,703
                                                     -------     -------     -------

INTEREST EXPENSE
    Deposits                                          11,826       9,005       7,357
    Borrowed funds                                     1,150       1,025          26
    Federal funds purchased                                3           1           8
                                                     -------     -------     -------
TOTAL INTEREST EXPENSE                                12,979      10,031       7,391
                                                     -------     -------     -------

NET INTEREST INCOME                                   14,489      11,805       8,312
    Provision for loan losses                         (1,139)     (1,486)       (360)
                                                     -------     -------     -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES   13,350      10,319       7,952
                                                     -------     -------     -------

OTHER INCOME
    Trust department income                              274         214         231
    Service charges on deposit accounts                  957         806         514
    Other service charges and fees                     1,136         537         361
    Gain (loss) on sale of securities                     14         (77)        (44)
    Other income                                         544         385         106
                                                     -------     -------     -------
TOTAL OTHER INCOME                                     2,925       1,865       1,168
                                                     -------     -------     -------

OTHER EXPENSE
    Salaries and employee benefits                     5,330       4,263       3,374
    Net occupancy and equipment                        1,305         998         745
    Other operating expenses                           2,593       1,890       1,877
                                                     -------     -------     -------
TOTAL OTHER EXPENSE                                    9,228       7,151       5,996
                                                     -------     -------     -------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST       7,047       5,033       3,124
    Income taxes                                       2,516       2,006         845
                                                     -------     -------     -------
INCOME BEFORE MINORITY INTEREST                        4,531       3,027       2,279
    Minority interest in earnings of subsidiaries          -           -         109
                                                     -------     -------     -------
NET INCOME                                           $ 4,531     $ 3,027     $ 2,170
                                                     =======     =======     =======

BASIC AND DILUTED EARNINGS PER COMMON SHARE          $  1.38     $  1.05     $  0.75
                                                     =======     =======     =======

See notes to consolidated financial statements

                            BANK OF THE OZARKS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                         UNREALIZED
                                                                           GAINS
                                                ADDITIONAL                 (LOSS)
                                       COMMON    PAID-IN      RETAINED  ON INVESTMENT
                                       STOCK     CAPITAL      EARNINGS   SECURITIES   TOTAL
                                       -----     --------     --------   ----------  --------
                                          (Dollars in Thousands, Except Per Share Amounts)

BALANCE - JANUARY 1, 1995              $  30     $  1,704     $ 13,811     $(469)    $ 15,076

    Net income                             -            -        2,170         -        2,170

    Cash dividends - $.30 per share        -            -         (893)        -         (893)

    Redemption of common stock            (1)        (536)           -         -         (537)

    Change in unrealized gains
      on investment securities             -            -            -       478          478
                                       -----     --------     --------     -----     --------

BALANCE - DECEMBER 31, 1995               29        1,168       15,088         9       16,294

    Net income                             -            -        3,027         -        3,027

    Cash dividends - $.30 per share        -            -         (864)        -         (864)

    Change in unrealized gains
      on investment securities             -            -            -        90           90
                                       -----     --------     --------     -----     --------

BALANCE - DECEMBER 31, 1996               29        1,168       17,251        99       18,547

    Net income                             -            -        4,531         -        4,531

    Cash dividends - $.20 per share        -            -         (620)        -         (620)

    Issuance of 899,755 shares of
      common stock                         9       13,146            -         -       13,155

    Change in unrealized gains
      on investment securities             -            -            -        53           53
                                       -----     --------     --------     -----     --------
BALANCE - DECEMBER 31, 1997            $  38     $ 14,314     $ 21,162     $ 152     $ 35,666
                                       =====     ========     ========     =====     ========

                            BANK OF THE OZARKS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED DECEMBER 31,
                                                                          1997         1996         1995
                                                                        --------     --------     --------
                                                                              (Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                            $  4,531     $  3,027     $  2,170
  Adjustments to reconcile net income to net cash provided
    (used) by operating activities:
      Depreciation                                                           626          505          370
      Amortization                                                            56          126          134
      Provision for loan losses                                            1,139        1,486          360
      Provision for losses on other real estate                                8           11          124
      Amortization and accretion on investment securities                    (39)           9          (14)
      (Gain) loss on disposition of investments                              (14)          77           44
      (Gain) on sale of loans                                                (57)        (274)           -
      (Gain) on disposition of bank premises and equipment                   (76)          (1)         (24)
      (Gain) on disposition of foreclosed assets                            (261)         (14)         (23)
      Deferred income tax provision (benefit)                                (11)        (292)         (49)
      Changes in assets and liabilities
       Interest receivable                                                  (461)        (563)        (454)
       Other, net                                                             73         (237)         846
       Accrued interest and other liabilities                               (531)         375          708
       Minority interest                                                       -            -         (600)
                                                                        --------     --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  4,983        4,235        3,592
                                                                        --------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales and maturities of investment securities
   available for sale                                                     31,171       28,784       15,116
  Purchases of investment securities available for sale                  (19,453)     (32,904)     (20,354)
  Proceeds from maturities of investment securities held to maturity       6,576        1,862       13,696
  Purchases of investment securities held to maturity                    (21,007)           -       (4,283)
  Decrease (increase) in federal funds sold                               (2,535)       3,730       (4,080)
  Net increase in loans                                                  (62,656)     (64,008)     (40,530)
  Proceeds from sale of loans                                                811        2,252            -
  Proceeds from dispositions of bank premises and equipment                  178            1           57
  Purchase of bank premises and equipment                                 (7,295)        (997)      (2,930)
  Proceeds from dispositions of foreclosed assets                            632          221           97
                                                                        --------     --------     --------
  NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                       (73,578)     (61,059)     (43,211)
                                                                        --------     --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                                                63,907       49,184       34,011
  Proceeds from FHLB advances and federal funds purchased                  4,000        4,780        7,947
  Payments of FHLB advances and federal funds purchased                   (2,710)           -            -
  Proceeds from notes payable                                             10,000        1,500        3,920
  Payments of notes payable                                              (10,324)         (24)           -
  Dividends paid                                                            (620)        (864)        (893)
  Proceeds from issuance of common stock                                  13,155            -            -
  Redemption of common stock                                                   -            -         (537)
                                                                        --------     --------     --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                 77,408       54,576       44,448
                                                                        --------     --------     --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       8,813       (2,248)       4,829
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                              6,815        9,063        4,234
                                                                        --------     --------     --------
CASH AND CASH EQUIVALENTS - END OF YEAR                                 $ 15,628     $  6,815     $  9,063
                                                                        ========     ========     ========

See notes to consolidated financial statements

                            BANK OF THE OZARKS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accounting and reporting policies of Bank of the Ozarks, Inc. conform with generally accepted accounting principles and practices within the banking industry. On May 22, 1997, the Company's stockholders approved an amendment to the Articles of Incorporation that, among other things, changed the Company's name to Bank of the Ozarks, Inc. from Ozark Bankshares, Inc., changed the par value of the common stock, increased the number of authorized shares of common stock, and changed the par value of the authorized but unissued preferred stock.

   The unissued authorized preferred stock of 1,000,000 shares had its par value changed from $0.10 to $0.01 per share. The 100,000 authorized shares of common stock was increased to 10,000,000 authorized shares of common stock and the par value of the common stock was also changed from $0.10 to $0.01 per share. The Company's Board of Directors also approved a common stock dividend of 99 shares for every one share of issued and outstanding common stock. The accompanying financial statements for all years presented have been restated to reflect these changes.

   The policies that materially affect financial position and the results of operations are summarized as follows:

   PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Bank of the Ozarks, Inc., and its wholly-owned subsidiaries Bank of the Ozarks, wca, Bank of the Ozarks, nwa and Ozark Commercial Corporation (collectively the "Company"). The Company is a multi-bank holding company that operates under the rules and regulations of the Board of Governors of the Federal Reserve System. Significant intercompany transactions and amounts have been eliminated in consolidation.

   During 1995, the Company acquired the remaining stock owned by minority shareholders of Bank of the Ozarks, wca (5.964%) and Bank of the Ozarks, nwa (4.273%). Bank holding companies, Bankstock One, Inc. and Newco Corporation, owned the majority of the Bank of the Ozarks, wca and Bank of the Ozarks, nwa, respectively, at January 1, 1995. During 1995, these holding companies were merged into the respective banks after the remaining stock of the minority shareholders was purchased.

   Ozark Financial Services, Inc., which was engaged in the offering of mortgage brokerage and related services, was liquidated during 1995.

   NATURE OF OPERATIONS - Bank of the Ozarks, wca and Bank of the Ozarks, nwa ("the Banks") are state-chartered commercial banks with offices located in northern, western and central Arkansas. The Banks are subject to competition from other area financial institutions. The Banks are also subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. Ozark Commercial Corporation is in the business of originating and servicing loans with the loans originated being sold to investors.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

   CASH AND CASH EQUIVALENTS - For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts classified as cash on hand, due from banks, and interest bearing deposits with banks.

   INVESTMENT SECURITIES - Investments in debt and equity securities are classified into three categories: securities held as trading securities, securities which are available-for-sale and securities being held-to-maturity. These categories are defined as follows:

      TRADING SECURITIES - Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading accounts securities are included immediately in other income. The Company had no trading securities at December 31, 1997 and 1996.

      HELD-TO-MATURITY SECURITIES - General Obligation Bonds, Industrial Development Revenue Bonds, Revenue Bonds and other securities which the Company has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

      AVAILABLE-FOR-SALE SECURITIES - Available-for-sale securities consists of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity. Gains and losses on sales of available-for-sale securities are determined using the specific identification method.

   LOANS AND ALLOWANCE FOR LOAN LOSSES - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal, less unearned interest, and adjusted for any charge-offs and deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Unearned discounts on installment loans are recognized as income over the terms by the rule of 78's interest method. Unearned purchased discounts are recorded as income over the life of the loans utilizing the interest method to achieve a constant yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields to the extent that the net effect of such items is material. For the periods presented such amounts were not deemed material and therefore were recognized as actually received and paid.

   The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and current economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection.

  The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All nonaccrual loans, except consumer installment loans, and all loans that have been restructured from their original contractual terms are considered impaired loans. Nonaccrual consumer installment loans are evaluated collectively since they are considered to be small-balance, homogenous loans. The aggregate amount of impairment of loans is utilized in evaluating the adequacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued, when in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

  BANK PREMISES AND EQUIPMENT - Land is carried at cost. Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets by the straight-line method for financial statement purposes and accelerated methods for tax purposes. Leasehold improvements are capitalized and amortized by the straight-line method over the estimated useful lives of the improvements.

  FORECLOSED ASSETS HELD FOR SALE - Real estate and personal properties acquired through, or in lieu of, loan foreclosure are initially recorded at estimated fair value at the date of foreclosure establishing a new cost basis. After foreclosure, the real property is amortized over 60 months. Valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or estimated fair value less cost to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included as operating expenses.

  INCOME TAXES - The Company utilizes the liability method in accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

  The Company and its subsidiaries file consolidated tax returns. Its subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

  TRUST DEPARTMENT INCOME - Property, other than cash deposits, held by the Company's trust department in fiduciary or agency capacities for its customers are not included in the accompanying financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not materially affect reported net income.

  EXCESS COST OVER FAIR VALUE OF NET ASSETS ACQUIRED - The excess of cost over fair value of net assets acquired before December 23, 1981 are being amortized over 40 years. The excess cost over fair value of net assets acquired after December 23, 1981 are being amortized over 25 years.

  EARNINGS PER SHARE - Earnings per share has been calculated based on the weighted average number of shares outstanding. Earnings per share has been adjusted to reflect the 99-for-1 stock dividend as more fully discussed in the first two paragraphs of this note.

   FINANCIAL INSTRUMENTS - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

   ADVERTISING AND PUBLIC RELATIONS EXPENSE -Advertising and public relations expense is expensed as incurred and totaled $332, $123, and $101 for the years ended December 31, 1997, 1996 and 1995, respectively.

   STOCK OPTION PLAN - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) grants companies the option to recognize and measure compensation costs related to employee stock option plans based on either the fair value of the award at date of grant or the difference between the quoted market price of the stock at the date the award is granted over the amount the employee must pay to acquire the stock (the "intrinsic value based method"). Bank of the Ozarks, Inc. and its subsidiaries elected to apply the intrinsic value based method, which generally does not result in compensation expense for fixed stock option plans.

   RECLASSIFICATIONS - Certain reclassifications of 1996 and 1995 balances have been made to conform to the 1997 presentation.



2. INVESTMENT SECURITIES

   The amortized cost and approximate market values of investment securities were as follows:

                                                            DECEMBER 31, 1997
                                             ------------------------------------------------
                                             AMORTIZED    UNREALIZED  UNREALIZED      MARKET
                                               COST         GAINS       LOSSES         VALUE
                                              -------      -------      -------       -------
INVESTMENT SECURITIES - AVAILABLE FOR SALE
------------------------------------------
Securities of United States
  government and agencies                     $12,619      $    39      $   (18)      $12,640
Mortgage-backed securities                      9,340          256          (25)        9,571
State and political subdivisions                1,582           14          (20)        1,576
Other securities                                1,510            -            -         1,510
                                              -------      -------      -------       -------
Total securities - available for sale         $25,051      $   309      $   (63)      $25,297
                                              =======      =======      =======       =======

INVESTMENT SECURITIES - HELD TO MATURITY
----------------------------------------
Securities of United States
  government and agencies                     $11,943      $    17      $    (4)      $11,956
State and political subdivisions                5,219           27           (3)        5,243
                                              -------      -------      -------       -------
Total securities - held to maturity           $17,162      $    44      $    (7)      $17,199
                                              =======      =======      =======       =======
                                                            DECEMBER 31, 1996
                                             ------------------------------------------------
                                             AMORTIZED    UNREALIZED  UNREALIZED      MARKET
                                               COST         GAINS       LOSSES         VALUE
                                              -------      -------      -------       -------
INVESTMENT SECURITIES - AVAILABLE FOR SALE
------------------------------------------
Securities of United States
  government and agencies                     $23,881      $    71      $   (56)      $23,896
Mortgage-backed securities                     10,119          162          (25)       10,256
State and political subdivisions                1,369           20          (11)        1,378
Other securities                                1,353            -            -         1,353
                                              -------      -------      -------       -------
Total securities - available for sale         $36,722      $   253      $   (92)      $36,883
                                              =======      =======      =======       =======

INVESTMENT SECURITIES - HELD TO MATURITY
----------------------------------------
State and political subdivisions              $ 2,725      $    17      $    (1)      $ 2,741
                                              -------      -------      -------       -------
Total securities - held to maturity           $ 2,725      $    17      $    (1)      $ 2,741
                                              =======      =======      =======       =======

   The amortized cost and estimated market value by contractual maturity of investment securities classified as available for sale and held to maturity at December 31, 1997 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                DECEMBER 31, 1997
                                       --------------------------------------
                                       AVAILABLE FOR SALE    HELD TO MATURITY
                                       ------------------  ------------------
                                       AMORTIZED           AMORTIZED
                                         COST     MARKET      COST    MARKET
                                       --------   -------   -------   -------
     Due in one year or less            $     -   $     -   $   498   $   498
     Due from one year to five years     10,647    10,647     9,537     9,547
     Due from five years to ten years     7,081     7,275     6,063     6,078
     Due after ten years                  7,323     7,375     1,064     1,076
                                        -------   -------   -------   -------
     Totals                             $25,051   $25,297   $17,162   $17,199
                                        =======   =======   =======   =======

   For purposes of the maturity table, mortgage-backed securities which are not due at a single maturity date have been allocated over maturity groupings. The mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments.

   At December 31, 1997, the unrealized appreciation on available for sale securities was $246, net of deferred income taxes of $94. At December 31, 1996, the unrealized appreciation on available for sale securities was $161, net of deferred income taxes of $62.

   The Banks had no trading securities during 1997; however, the Banks did hold trading securities during 1996. Gross gains of $2 and gross losses of $34 were realized on these sales during 1996.

   Assets, principally securities, carried at approximately $31,535 and $20,593 at December 31, 1997 and 1996, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3. LOANS

   The following is a summary of the loan portfolio by principal categories:

                                      1997       1996
                                    --------   --------
Real Estate
  Single family residential (1-4)   $ 96,943   $ 78,124
  Non-farm/non-residential            41,710     35,258
  Agricultural                        13,443     11,583
  Construction/land development       16,257      8,808
  Multifamily residential              3,897      3,743
Consumer                              53,233     39,868
Commercial and industrial             37,470     28,154
Agricultral (non-real estate)         10,824      8,363
Other                                  1,686        561
                                    --------   --------
Loans, net of unearned income       $275,463   $214,462
                                    ========   ========

   The above loan categories are presented net of unearned purchase discounts totaling $3,759 at December 31, 1997 and $3,966 at December 31, 1996. Loans on which the accrual of interest has been discontinued aggregated $664 and $2,057 at December 31, 1997 and 1996, respectively.

4. ALLOWANCE FOR LOAN LOSSES

   A summary of transactions within the allowance for loan losses for the years ended December 31, 1997, 1996, and 1995 are as follows:

                                                   1997       1996       1995
                                                  -------    -------    -------

     Balance - beginning of year                  $ 3,019    $ 1,909    $ 1,649
     Provision charged against income               1,139      1,486        360
     Recoveries on loans previously charged-off        48         41         56
                                                  -------    -------    -------
                                                    4,206      3,436      2,065
     Loans charged-off                               (469)      (417)      (156)
                                                  -------    -------    -------
     Balance - end of year                        $ 3,737    $ 3,019    $ 1,909
                                                  =======    =======    =======

   Impairment of loans having carrying values of $581 and $1,984 at December 31, 1997 and 1996, respectively, have been recognized in conformity with Statement of Financial Accounting Standards No. 114, as amended by Statement of Financial Accounting Standards No. 118. The average carrying value of impaired loans was $1,886, $1,042, and $683 for the years ended December 31, 1997, 1996, and 1995, respectively. The total allowance for credit losses related to those loans was $105 and $350 at December 31, 1997 and 1996, respectively. The Company does not segregate income recognized on a cash basis in its financial records, and thus, such disclosure is not practicable. For impairment recognized in conformity with SFAS 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported.

   Real estate securing loans having a carrying value of $683 and $236 was transferred to foreclosed assets held for sale in 1997 and 1996, respectively. The Banks are not committed to lend additional funds to debtors whose loans have been modified.

5. BANK PREMISES AND EQUIPMENT

Bank premises and equipment consist of:

                                   DECEMBER 31,
                               --------------------
                                 1997        1996
                               --------    --------

Land                           $  4,140    $  1,178
Construction in process             985         115
Buildings and improvements        5,274       3,526
Leasehold improvements            1,637       1,645
Equipment                         4,763       3,396
                               --------    --------
                                 16,799       9,860
Accumulated depreciation         (3,360)     (2,988)
                               --------    --------
Total premises and equipment   $ 13,439    $  6,872
                               ========    ========

   The Company capitalized $145 of interest on construction projects during the year ended December 31, 1997.

6. DEPOSITS

   The aggregate amount of time deposits with a minimum denomination of $100 was $57,981 and $41,922 at December 31, 1997 and 1996, respectively.

   The scheduled maturities of time deposits are as follows:

                              1997       1996
                            --------   --------

Zero to one year            $166,316   $ 76,824
One year to two years         25,344     56,916
Two years to three years       3,470      7,353
Three years to four years      2,172      5,057
Four years to five years       1,354      2,695
Thereafter                     1,066      4,579
                            --------   --------
Total time deposits         $199,722   $153,424
                            ========   ========

7. NOTES PAYABLE

Notes payable consists of:                          1997          1996
                                                   -----         ------
Note payable to a bank, interest
 at 8.804%, interest only payable
 in December 1996 and 1997,
 then payable in annual
 installments of $380, plus
 interest, through December
 2007, secured by 100% of the
 issued and outstanding stock
 of Bank of the Ozarks, nwa.                      $    -         $3,800

Note payable to a bank, interest
 at 8.25% paid quarterly, principal
 balance due on September 28,
 1998, secured by 5,478 shares
 of Bank of the Ozarks, wca stock.                     -          1,500

Note payable to a bank, interest
 at 8.804%, payable in annual
 installments of $500, plus interest,
 through December 2006, then a
 final installment of all accrued
 and unpaid interest and
 outstanding principal due and
 payable December 2007. The
 note is subject to prepayment
 penalties under certain
 circumstances. Note secured by
 1,872 shares of Bank of the
 Ozarks, nwa common stock and
 21,919 shares of Bank of the
 Ozarks, wca common stock.                         5,000              -

Notes payable to individuals,
 interest at 6%, payable in
 annual installments of $24,
 plus interest, through
 December 2000, unsecured.                            72             96
                                                  ------         ------
                                                  $5,072         $5,396
                                                  ======         ======

Aggregate annual maturities of notes payable at December 31, 1997 are as follows:

         1998               $  524
         1999                  524
         2000                  524
         2001                  500
         2002                  500
       Thereafter            2,500
                            ------
                            $5,072
                            ======

  The Company has an available revolving line of credit with a bank, with an aggregate outstanding amount not to exceed $5,000. Under this Credit Facility, advances remaining unpaid for any consecutive period of 365 days are converted to term loans under the facility, with a corresponding reduction in availability, and are payable in equal annual installments of principal through December 21, 2007. Interest accrues on outstanding borrowings under the revolving line of credit, including any amounts converted to term loans, at a variable rate equal to the average prime lending rate reported from time to time by the Wall Street Journal minus 0.25% payable quarterly commencing June 21, 1997. The revolving line of credit commitment is effective through December 21, 2007, subject to an annual compliance review by the lender.

   The Credit Facility requires that the Banks, among other things, maintain a minimum return on average assets, a minimum ratio of primary capital to assets and maximum charges for loan losses. The Banks were in compliance with these requirements at December 31, 1997.

8. FHLB ADVANCES AND FEDERAL FUNDS PURCHASED

   Information relating to the short-term FHLB advances and federal funds purchased is summarized as follows:

                               1997      1996
                               ----      ----
FHLB advances - short-term
   Average balance           $  244    $    3
   Year-end balance               -       500
   Maximum month-end
    balance during year       2,750       500
   Interest rate:
      Weighted average         5.81%     5.82%
      Year-end                    -      5.82%

Federal funds purchased:
   Average balance               52        87
   Year-end balance               -       210
   Maximum month-end
    balance during year       1,006       210
   Interest rate:
      Weighted average         5.30%     5.24%
      Year-end                    -      6.22%

  FHLB advances with original maturities exceeding one year totalled $14,017 and $12,017 at December 31, 1997 and 1996, respectively. Interest rates on these advances ranged from 5.72% to 6.50% at December 31, 1997 and 1996. Aggregate annual maturities of these long-term FHLB advances at December 31, 1997 are as follows:

           1998            $ 3,000
           1999              5,070
           2000              1,947
           2001              4,000
                           -------
                           $14,017
                           =======

9. INCOME TAXES

   The components of income tax expense for the years ended December 31, 1997, 1996, and 1995 are as follows:

                                        YEAR ENDED DECEMBER 31,
                                  ----------------------------------
                                   1997           1996          1995
                                  ------         ------        -----

Current provision                 $2,527         $2,298        $ 894
Deferred provision (benefit)         (11)          (292)         (49)
                                  ------         ------        -----
Provision for income taxes        $2,516         $2,006        $ 845
                                  ======         ======        =====

   The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

                              1997     1996     1995
                              ----     ----     ----

Statutory federal
  income tax rate             34.0%    34.0%    34.0%
State income taxes,
  net of federal benefit       4.3      4.3      4.3
Effect of non-taxable
  interest income             (2.7)    (2.5)    (4.6)
Accrual for state income
  tax assessment                 -      6.5        -
Other                           .1     (2.4)    (6.7)
                              ----     ----     ----
Effective income tax rate     35.7%    39.9%    27.0%
                              ====     ====     ====

   During the year ended December 31, 1996, the Company was assessed approximately $326 of additional state income taxes for the years ended December 31, 1992 through 1995. This assessment related to the State of Arkansas taking a different position than the federal income tax treatment regarding dividends from less than 95% owned subsidiaries. The full assessment was recorded as income tax expense during the year ended December 31, 1996 and paid during the year ended December 31, 1997. In addition, approximately $93 of interest charged on this assessment was also recorded during the year ended December 31, 1996.

   The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                               1997                    1996
                                       --------------------    --------------------
                                        TEMPORARY     TAX       TEMPORARY     TAX
                                       DIFFERENCES   EFFECT    DIFFERENCES   EFFECT
                                       -----------   ------    -----------   ------
Deferred tax assets
      Allowance for loan losses          $3,007      $1,151      $2,353      $  901
      Valuation of foreclosed assets        767         293       1,246         477
                                         ------      ------      ------      ------
Gross deferred tax assets                 3,774       1,444       3,599       1,378
                                         ------      ------      ------      ------

Deferred tax liabilities
      Unrealized appreciation on
      securities available for sale      $  246      $   94      $  161      $   62
      Accelerated depreciation on
      bank premises and equipment           814         311         637         244
      Other                                 365         139         212          81
                                         ------      ------      ------      ------
Gross deferred tax liabilities            1,425         544       1,010         387
                                         ------      ------      ------      ------
Net deferred tax assets                  $2,349      $  900      $2,589      $  991
                                         ======      ======      ======      ======

10. EMPLOYEE BENEFIT PLANS

   EMPLOYEE STOCK OWNERSHIP PLAN - The Company has an employee stock ownership
   -----------------------------
plan ("ESOP") to provide benefits to substantially all employees of the Company who meet certain period of employment requirements. The Company makes annual contributions to the plan as determined solely by the Board of Directors. Participants in the plan become fully vested after seven years of service although cash or shares are not distributed until employment is terminated. The Company contributed $64, $95 and $86 to the plan for in the years ended December 31, 1997, 1996, and 1995, respectively.

   401(k) PLAN - In May 1997 the Company established a qualified retirement
   -----------
plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code ("the 401(k) Plan"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. The 401(k) Plan provides for Company matching contributions, if determined by the Company to be made, up to a maximum of two percent of the participant's salary per year. No other Company matching contributions are contemplated at this time. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over five years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan. The Company contributed $32 to the Plan for the year ended December 31, 1997.

   Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment.

11. STOCK OPTIONS

   During 1997, the Company established a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase up to 285,000 shares of common stock in the Company. It also has a nonqualified stock option plan for non-employee directors of the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

                       SUMMARY OF THE STATUS OF THE PLANS

                                         1997
                                   -----------------
                                            WEIGHTED-
                                            AVERAGE
                                            EXERCISE
                                   OPTIONS   PRICE
                                   -------  --------
Outstanding - beginning of year          -    $    -
Granted                            108,500     16.42
Exercised                                -         -
Canceled                            (2,000)    16.00
                                   -------    ------
Outstanding - end of year          106,500    $16.42
                                   =======    ======
Exercisable at end of year               -         -

   Exercise prices for options outstanding as of December 31, 1997 ranged from $16.00 to $25.38. The weighted-average fair value of options granted during the year was $6.20. The weighted-average remaining contractual life of these options is 8.15 years.

   The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1997 consistent with the provisions of SFAS No. 123, the Company's pro forma net income and earnings per share would have been $4,462 and $1.36.

   The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield increasing 15% per year from the current $0.20; expected volatility ranging from .326 to .342; risk-free interest rates ranging from 5.77% to 6.19% and expected lives ranging from 5 to
7.5 years.

12. COMMITMENTS AND CONTINGENCIES

   The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

   The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

   The Company had outstanding commitments to extend credit of approximately $20,004 and $10,186 at December 31, 1997 and 1996, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

   The Company had total outstanding letters of credit amounting to $1,931 and $484 at December 31, 1997 and 1996, respectively. The commitment terms generally expire within one year.

   The Company grants agribusiness, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

   At December 31, 1997, the Company was committed to incur $6,675 of construction costs on construction projects in process.

13. PURCHASE OF FEDERAL SAVINGS BANK

   The Company signed a purchase agreement in November 1997 to buy a federal savings bank for $3,100 in cash. The Company will receive at closing the federal savings bank charter, approximately $12,500 in customer deposits, the land and building in Little Rock, bank furnishings and equipment, and cash. The seller will retain all loans, and the deposits and all operations of the branch in Monticello, Arkansas and the loan production office in Bryant, Arkansas. The Company plans to operate a full-service bank in Little Rock under the Bank of the Ozarks name.

14. RELATED PARTY TRANSACTIONS

   The Banks have entered into transactions with their executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1997 and 1996 was $210 and $1,612, respectively. New loans made to such related parties were $169 and $1,780 for the years ended December 31, 1997 and 1996, respectively. Repayments of loans made by such related parties were $1,571 and $1,890 for the years ended December 31, 1997 and 1996, respectively.

15. REGULATORY MATTERS

   Federal regulatory agencies generally require member banks to maintain core (Tier 1) capital of at least 3% of total assets plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of total stockholders' equity. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital plus the lesser of the allowance for loan losses or 1.25% of risk weighted assets.

   The Banks' regulatory capital position was as follows:

                                            DECEMBER 31, 1997    DECEMBER 31, 1996
                                          -----------------------------------------
                                          COMPUTED    COMPUTED  COMPUTED   COMPUTED
                                          CAPITAL     PERCENT   CAPITAL    PERCENT
                                          --------    --------  --------   --------
Bank of the Ozarks, Inc. (consolidated)
   Total risk-based capital               $37,464      14.27%   $19,584      9.70  (1)
   Tier 1 risk-based capital               34,176      13.01%    17,055      8.45% (1)
   Leverage ratio                                       9.86%                6.42%
Bank of the Ozarks, wca:
   Total risk-based capital               $28,349      15.44%   $16,464     11.99% (1)
   Tier 1 risk-based capital               26,050      14.19%    14,742     10.74% (1)
   Leverage ratio                                      11.15%                8.10%
Bank of the Ozarks, nwa:
   Total risk-based capital                10,764      14.13%     7,584     12.86% (1)
   Tier 1 risk-based capital                9,810      12.88%     6,847     11.61% (1)
   Leverage ratio                                       8.71%                8.22%

(1) Stated as a percent of risk-weighted assets as defined in OTS capital regulations.

   At December 31, 1997, the subsidiary banks exceeded their minimum capital requirements. As of December 31, 1997, the state bank commissioner's approval was required before the Banks could declare and pay any dividend of 75% or more of the net profits of the Banks after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year.

   The subsidiary banks are required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 1997, these required balances aggregated approximately $1,395.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value.

   CASH AND DUE FROM BANKS - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

   INVESTMENT SECURITIES - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

   LOANS - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

   DEPOSIT LIABILITIES - The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

   OTHER BORROWED FUNDS - For those short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

   ACCRUED INTEREST - The carrying amount of accrued interest payable approximates its fair value.

   OFF-BALANCE SHEET INSTRUMENTS - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

   COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT - The fair value of these commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit-worthiness of the counter-parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date.

   The following table presents the estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgements by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                        1997                 1996
                                                -------------------   -------------------
                                                CARRYING    FAIR      CARRYING    FAIR
                                                 AMOUNT     VALUE      AMOUNT     VALUE
                                                --------   --------   --------   --------
Financial assets:
    Cash and due from banks                     $ 15,628   $ 15,628   $  6,815   $  6,815
    Available-for-sale securities                 25,297     25,297     36,883     36,883
    Held-to-maturity securities                   17,162     17,199      2,725      2,741
    Federal funds sold                             2,885      2,885        350        350
    Loans, net of allowance for loan losses      271,726    274,531    211,443    215,143
    Accrued interest receivable                    3,013      3,013      2,552      2,552
Financial liabilities:
    Demand, NOW and savings account deposits    $ 95,833   $ 95,833   $ 78,224   $ 78,224
    Time deposits                                199,722    201,547    153,424    154,148
    Notes Payable                                  5,072      5,072      5,396      5,396
    FHLB advances and federal funds purchased     14,017     13,983     12,727     12,367
    Accrued interest and other liabilities         1,783      1,783      2,282      2,282

Off balance sheet assets (liabilities):
    Standby letters of credit                        $ -        $ -       $  -        $ -
    Commitments to extend credit                       -          -          -          -
    Unfunded credit card loans                         -          -          -          -

17. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                         ------------------------
                                                                         1997      1996      1995
                                                                         ----      ----      ----
 Cash paid during the period for:
 --------------------------------
      Interest (net of $145 capitalized in 1997)                        $13,255   $ 9,682   $ 6,786
      Income taxes                                                        2,752     1,984       898

Supplemental schedule of non-cash investing and financing activities:
---------------------------------------------------------------------
      Transfer of loans to foreclosed assets held for sale                  683       236        69
      Loans advanced for sales of foreclosed assets                         203        72        32
      Change in unrealized gain on available-for-sale securities             86       146       793

18. OTHER INCOME
    Other income consists of:
                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1997     1996     1995
                                                         ----     ----     ----

    Gain on sale of loans                                $ 57     $274        -
    Gain on sale of other assets                           76        -        -
    Gain on sale of previously foreclosed real estate     261       14     $  4
    Printed checks sales                                  127       90        9
    Other                                                  23        7       93
                                                         ----     ----     ----
    Total other income                                   $544     $385     $106
                                                         ====     ====     ====

19. OTHER OPERATING EXPENSES
    Other operating expenses consists of:
                                                        YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1997     1996     1995
                                                       ------   ------   ------
    Other real estate and foreclosure expense          $   40   $   49   $  142
    Professional services                                 102       60       56
    Postage                                               178      140      118
    Telephone                                             221      125      106
    Operating supplies                                    405      215      214
    Advertising and public relations                      332      123      101
    Other outside service fees                             59       59       31
    Directors' fees                                       116       96       79
    Software amortization                                 119       69       75
    Check printing charges                                137      102       30
    FDIC and state assessment                             112       47      373
    Amortization of goodwill                               56       56       59
    Charitable contributions                               84      126      126
    Guaranty fees                                          76       91        -
    Other                                                 556      532      367
                                                       ------   ------   ------
    Total other operating expenses                     $2,593   $1,890   $1,877
                                                       ======   ======   ======

20. EARNINGS PER COMMON SHARE
    Basic and diluted earnings per share were determined according to the following:

                                             FOR THE YEAR ENDED DECEMBER 31,
                                           ------------------------------------
                                              1997         1996        1995
                                           ----------   ----------   ----------
    Common shares - weighted average        3,272,305    2,879,800    2,894,299
    Common stock equivalents -
     weighted average                           8,910            -            -
                                           ----------   ----------   ----------
                                            3,281,215    2,879,800    2,894,299
                                           ==========   ==========   ==========

    Net income                             $    4,531   $    3,027   $    2,170
                                           ==========   ==========   ==========

    Basic and diluted earnings per share   $     1.38   $     1.05   $     0.75
                                           ==========   ==========   ==========

21. NEW AUTHORITATIVE PRONOUNCEMENT

   The Financial Accounting Standards Board has issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Company.

22. CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

                            CONDENSED BALANCE SHEETS
                            ------------------------

                                                                         1997     1996
                                                                        -------   -------
      ASSETS
      ------
CASH AND CASH EQUIVALENTS                                               $ 3,264   $   964
INVESTMENT IN SUBSIDIARIES                                               36,313    21,915
BANK PREMISES AND EQUIPMENT, NET                                             31        27
EXCESS COST OVER FAIR VALUE OF NET ASSETS ACQUIRED, AT AMORTIZED COST     1,337     1,394
OTHER                                                                         8        25
                                                                        -------   -------
TOTAL ASSETS                                                            $40,953   $24,325
                                                                        =======   =======

      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
NOTES PAYABLE                                                           $ 5,072   $ 5,396
ACCRUED INTEREST AND OTHER LIABILITIES                                      215       382
                                                                        -------   -------
TOTAL LIABILITIES                                                         5,287     5,778
                                                                        -------   -------
STOCKHOLDERS' EQUITY
  Common stock                                                               38        29
  Additional paid-in capital                                             14,314     1,168
  Retained earnings                                                      21,162    17,251
  Unrealized gains on available for sale securities-net of income tax       152        99
                                                                        -------   -------
TOTAL STOCKHOLDERS' EQUITY                                               35,666    18,547
                                                                        -------   -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $40,953   $24,325
                                                                        =======   =======

                         CONDENSED STATEMENTS OF INCOME
                         ------------------------------

                                                         YEAR ENDED DECEMBER 31,
                                                      -----------------------------
                                                         1997       1996       1995
                                                       -------     -------    -------
INCOME
  Dividends from subsidiaries                          $     -     $ 1,250    $   905
  Other                                                      1           1          5
                                                       -------     -------    -------
TOTAL INCOME                                                 1       1,251        910
                                                       -------     -------    -------

EXPENSES
  Interest                                                 554         468         10
  Salaries and employee benefits                           284         349         30
  Net occupancy and equipment                               71          51         25
  Other operating expenses                                 360         243         78
                                                       -------     -------    -------
TOTAL EXPENSES                                           1,269       1,111        143
                                                       -------     -------    -------

INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)
AND EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARIES    (1,268)        140        767
  Income taxes (benefit)                                  (486)       (183)      (219)
  Equity in undistributed earnings of subsidiary         5,313       2,704      1,184
                                                       -------     -------    -------
NET INCOME                                             $ 4,531     $ 3,027    $ 2,170
                                                       =======     =======    =======

                       CONDENSED STATEMENTS OF CASH FLOWS
                       ----------------------------------

                                                            YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                         1997        1996       1995
                                                       --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                         $  4,531    $  3,027    $  2,170
    Adjustments to reconcile net income to net cash
     provided (used) by operating activities
      Depreciation                                           18          16           9
      Amortization                                           56          57          58
      Equity in undistributed earnings of
       unconsolidated subsidiaries                       (5,313)     (2,704)     (1,184)
      Change in assets and liabilities
        Accrued interest and other liabilities             (199)        106         112
        Other, net                                           18         (30)        (13)
                                                       --------    --------    --------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES           (889)        472       1,152
                                                       --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of bank premises and equipment                (22)         (6)        (46)
    Additional investment in subsidiaries and
     purchase of minority shares of stock                (9,000)     (1,500)     (3,573)
                                                       --------    --------    --------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES         (9,022)     (1,506)     (3,619)
                                                       --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of common stock               13,155           -           -
    Proceeds from notes payable                          10,000       1,500       3,920
    Payments of notes payable                           (10,324)        (24)          -
    Redemption of common stock                                -           -        (537)
    Dividends paid                                         (620)       (864)       (893)
                                                       --------    --------    --------
NET CASH PROVIDED BY FINANCING ACTIVITIES                12,211         612       2,490
                                                       --------    --------    --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      2,300        (422)         23
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR               964       1,386       1,363
                                                       --------    --------    --------
CASH AND CASH EQUIVALENTS - END OF YEAR                $  3,264    $    964    $  1,386
                                                       ========    ========    ========