Form 10-K, Exhibit 13
period 1998-12-31
BANK OF THE OZARKS INC
filed 1999-03-17
CIK 1038205

                                                                      EXHIBIT 13

                              [LOGO APPEARS HERE]
                             FINANCIAL INFORMATION

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                     YEAR ENDED DECEMBER 31,
                                                        -------------------------------------------------
                                                            1998      1997      1996      1995      1994
                                                            ----      ----      ----      ----      ----
                                                        (Dollars in thousands, except per share amounts)
INCOME STATEMENT DATA:
  Interest income.....................................  $  38,882 $  27,468 $  21,836 $  15,703 $  12,645
  Interest expense....................................     20,518    12,979    10,031     7,391     4,651
  Net interest income.................................     18,364    14,489    11,805     8,312     7,994
  Provision for loan losses...........................      2,026     1,139     1,486       360       339
  Non-interest income.................................      5,031     2,925     1,865     1,168     2,713/(1)/
  Non-interest expense................................     13,119     9,228     7,151     5,996     5,735
  Net income..........................................      5,629     4,531     3,027     2,170     2,954/(1)/

PER COMMON SHARE DATA:
  Earnings - diluted..................................  $    1.47 $    1.38 $    1.05 $    0.75 $    0.99/(1)/
  Book value..........................................      10.68      9.44      6.44      5.66      5.07
  Dividends...........................................       0.23      0.20      0.30      0.30      0.30
  Weighted avg. shares outstanding (thousands)........      3,819     3,281     2,880     2,894     2,975

BALANCE SHEET DATA AT PERIOD END:
  Total assets........................................  $ 612,431 $ 352,093 $ 270,600 $ 212,476 $ 165,030
  Total loans.........................................    387,526   275,463   214,462   153,198   112,806
  Allowance for loan losses...........................      4,689     3,737     3,019     1,909     1,649
  Total investment securities.........................    176,618    42,459    39,608    37,137    40,521
  Total deposits......................................    529,040   295,555   231,648   182,463   148,453
  FHLB advances & Fed Funds...........................     26,823    14,017    12,517     7,947        --
  Notes payable.......................................     12,448     5,072     5,396     3,920        --
  Total stockholders' equity..........................     40,355    35,666    18,547    16,294    15,076
  Loan to deposit ratio...............................      73.25%    93.20%    92.58%    83.96%    75.99%

AVERAGE BALANCE SHEET DATA:
  Total average assets................................  $ 486,729 $ 314,489 $ 240,208 $ 185,160 $ 167,333
  Total average stockholders' equity..................     37,951    26,328    17,144    15,392    14,287
  Average equity to total average assets..............       7.80%     8.37%     7.14%     8.31%     8.54%

PERFORMANCE RATIOS:
  Return on average assets............................       1.16%     1.44%     1.26%     1.17%     1.77%/(1)/
  Return on average stockholders' equity..............      14.83     17.21     17.66     14.09     20.67/(1)/
  Net interest margin.................................       4.19      4.98      5.36      4.95      5.24
  Efficiency ratio....................................      54.98     52.55     51.60     61.83     60.19/(2)/
  Dividend payout ratio...............................      15.65     14.49     28.57     40.00     30.30

ASSETS QUALITY RATIOS:
  Net charge-offs as a percentage of average total
   loans..............................................       0.33%     0.17%     0.21%     0.08%     0.09%
  Nonperforming loans to total loans..................       0.70      0.25      1.08      0.85      0.57
  Nonperforming assets to total assets................       0.50      0.24      0.88      0.63      0.50

ALLOWANCE FOR LOAN LOSSES AS A PERCENTAGE OF:
  Total loans.........................................       1.21%     1.36%     1.41%     1.25%     1.46%
  Nonperforming loans.................................     171.82    534.62    130.69    146.28    258.46

CAPITAL RATIOS AT PERIOD END:
  Leverage capital ratio..............................       6.21%     9.86%     6.42%     7.49%     9.10%
  Tier I risk-based capital...........................       9.05     13.01      8.45      9.80     12.71
  Total risk-based capital............................      10.21     14.27      9.70     11.05     13.96

(1) Includes the effect of a gain of $1.4 million ($1.0 million after tax, or $0.34 per common share) from the May 1994 sale of a bank subsidiary.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     Net income was $5.6 million for the year ended December 31, 1998, a 24.2% increase over net income of $4.5 million in 1997. Net income in 1996 was $3.0 million. Diluted earnings per share, which were impacted by the issuance of 899,755 additional shares of common stock in the third quarter of 1997, rose 6.5% to $1.47 per share in 1998 compared to $1.38 per share in 1997. Diluted earnings per share in 1996 were $1.05 per share.

     As shown below total assets, loans and deposits increased 73.9%, 40.7% and 79.0%, respectively, from December 31, 1997 to December 31, 1998 and 30.1%, 28.4% and 27.6%, respectively, from December 31, 1996 to December 31, 1997. Stockholders' equity increased 13.1% from December 31, 1997 to December 31, 1998 and 92.3% from December 31, 1996 to December 31, 1997. The change from 1996 to 1997 reflects the impact of the Company's initial public offering. During these same periods, book value per share increased 13.1% and 46.6%, respectively.

                                                                                             % CHANGE
                                                                                       ---------------------
                                                     DECEMBER 31,                         1998       1997
                                    ----------------------------------------------
                                      1998               1997               1996       FROM 1997   FROM 1996
                                    --------           --------           --------     ---------- ----------
                                    (Dollars in thousands except per share amounts)
     Assets..................       $612,431           $352,093           $270,600       73.9%       30.1%
     Loans...................        387,526            275,463            214,462       40.7        28.4
     Deposits................        529,040            295,555            231,648       79.0        27.6
     Stockholders' equity....         40,355             35,666             18,547       13.1        92.3
     Book value per share....          10.68               9.44               6.44       13.1        46.6

     Two measures of performance by banking institutions are return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 1998, the Company's ROA was 1.16% compared with 1.44% and 1.26%, respectively, for the years ended December 31, 1997 and 1996. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 1998, the Company's ROE was 14.83% compared with 17.21% and 17.66%, respectively, for the years ended December 31, 1997 and 1996.

ANALYSIS OF RESULTS OF OPERATIONS

     The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, other charges and fees, trust income, and gains on sales of assets.

     The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy, equipment, and other operating expenses. The Company's results of operations are also significantly affected by its provision for loan losses. The following discussion summarizes the Company's operations for the past three years.

NET INTEREST INCOME

Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent ("FTE") basis. The adjustment to convert certain income to an FTE basis consists of dividing tax-exempt income by one minus the federal income tax rate (34%).

1998 COMPARED TO 1997

     Net interest income (FTE) increased 28.7% to $18.8 million in 1998 from $14.6 million in 1997. This increase primarily resulted from a 53.1% increase in average earning assets to $449.4 million in 1998 from $293.6 million in 1997. The increase in average earning assets resulted from continued growth in the Company's loan portfolio and a significant increase in the investment securities portfolio. The Company's net interest margin declined from 4.98% for 1997 to 4.19% for 1998. While the Company experienced strong competition for loans which reduced the Company's average loan yields, deposit costs did not decline proportionately due to competition and promotional CD rates offered by the Company at its eight new offices opened in the past 18 months. The Company capitalized on favorable competitive opportunities resulting from industry consolidation to capture deposit market share causing its loan to deposit ratio to decline from 93.2% at the beginning of 1998 to 73.3% at December 31, 1998. Deposit growth not used to fund loans, along with certain borrowings, was used to increase the investment securities portfolio. The increase in the investment securities portfolio in amount and as a percentage of total assets has increased the Company's net interest income but has reduced net interest margin as the yield on securities was less than the yield on loans.

1997 COMPARED TO 1996

Net interest income (FTE) increased 22.0% to $14.6 million in 1997 from $12.0 million in 1996. This increase primarily resulted from a 31.1% increase in average earning assets to $293.6 million in 1997 from $223.9 million in 1996. The increase in average earning assets resulted from expansion of the Company's loan portfolio due to continued growth of existing branches and opening of new branches. The decrease in the net interest margin resulted primarily from a 44 basis point decrease in the yield on average earning assets. A substantial portion of this decrease was attributable to lower average balances on a relatively high yielding portfolio of loans acquired prior to 1996 from the Resolution Trust Corporation.

                        ANALYSIS OF NET INTEREST INCOME
                       (FTE = Fully Taxable Equivalent)

                                                  YEAR ENDED DECEMBER 31,
                                               -----------------------------
                                                 1998       1997      1996
                                               --------   --------  --------
                                                   (Dollars in thousands)
     Interest income.........................   $38,882   $27,468   $21,836
     FTE adjustment..........................       466       144       187
                                               --------   --------  --------
     Interest income -- FTE..................    39,348    27,612    22,023
     Interest expense........................    20,518    12,979    10,031
                                               --------   --------  --------
     Net interest income -- FTE..............   $18,830   $14,633   $11,992
                                               ========   ========  ========

     Yield on interest earning assets -- FTE.      8.76%     9.40%     9.84%
     Cost of interest bearing liabilities....      5.06      5.02      5.02
     Net interest spread -- FTE..............      3.70      4.38      4.82
     Net interest margin -- FTE..............      4.19      4.98      5.36

     The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 1998, 1997 and 1996. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily balances for assets and liabilities. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and costs, capitalization of interest on construction projects and late fees. These are considered adjustments to yields or rates.

         Average Consolidated Balance Sheets and Net Interest Analysis

                                                                         Year Ended December 31,
                                                 ----------------------------------------------------------------------------------
                                                            1998                         1997                      1996
                                                 ---------------------------   ------------------------  --------------------------
                                                 Average   Income/    Yield/   Average  Income/  Yield/    Average   Income/  Yield/
                                                 Balance   Expense    Rate     Balance  Expense  Rate      Balance   Expense  Rate
                                                 -------   -------    ------   -------  -------  ------  ----------  -------  -----
                                                                              (Dollars in thousands)
                ASSETS:
Earning assets:
  Interest bearing deposits...................   $  3,730  $   205    5.50%    $  3,883 $   213   5.49%   $  3,077  $   169   5.49%
  Federal funds sold..........................      1,659       89    5.36        2,021     108   5.34       2,720      145   5.33
  Investment securities:
    Taxable...................................     99,840    6,654    6.66       39,413   2,684   6.81      32,526    2,069   6.36
    Tax-exempt--FTE...........................     15,790    1,160    7.35        3,520     353  10.03       5,215      551  10.57
  Loans--FTE (net of unearned income)             328,394   31,240    9.51      244,757  24,254   9.91     180,334   19,089  10.59
                                                 --------   ------              -------  ------            -------   ------
     Total earning assets.....................    449,413   39,348    8.76      293,594  27,612   9.40     223,872   22,023   9.84
Non-earning assets............................     37,316                        20,895                     16,336
                                                 --------                      --------                   --------
Total assets..................................   $486,729                      $314,489                   $240,208
                                                 ========                      ========                   ========


                LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing liabilities
   Deposits:
      Savings and interest bearing transaction  $  74,354  $ 2,054    2.76%    $ 61,184 $ 1,786     2.92%    $ 48,989 $ 1,311  2.68%
      Time deposits of $100,000 or more.......     87,751    4,899    5.58       48,919   2,753     5.63       34,689   1,975  5.69
      Other time deposits.....................    198,268   11,165    5.63      129,969   7,287     5.61      102,076   5,719  5.60
                                                 --------  -------             --------  ------              --------  ------
          Total interest bearing deposits.....    360,373   18,118    5.03      240,072  11,826     4.93      185,754   9,005  4.85
   FHLB advances and federal funds............     36,402    1,759    4.83/(1)/  12,347     599     4.85/(1)/   9,564     558  5.83
   Repurchase agreements......................        108        4    3.70            -       -        -            -       -     -
   Notes payable/(2)/.........................      8,811      637    7.23        6,125     554     9.04        4,315     468 10.85
                                                 --------   ------             --------  ------              --------  ------
          Total interest bearing liabilities..    405,694   20,518    5.06      258,544  12,979     5.02      199,633  10,031  5.02
Non-interest liabilities:
   Non-interest bearing deposits..............     40,583                        26,981                        20,129
   Other non-interest liabilities.............      2,501                         2,636                         3,302
                                                  -------                      --------                      --------
     Total liabilities........................    448,778                       288,161                       223,064
Stockholders' equity..........................     37,951                        26,328                        17,144
                                                 --------                      --------                      --------
     Total liabilities and stockholders' equity  $486,729                      $314,489                      $240,208
                                                 ========                      ========                      ========
Interest rate spread--FTE ....................                        3.70%                         4.38%                      4.82%
                                                           -------                      -------                       -------
Net interest income--FTE .....................             $18,830                      $14,633                       $11,992
                                                           =======                      =======                       =======
Net interest margin--FTE .....................                        4.19%                         4.98%                      5.36%


(1) This rate is impacted by the capitalization of interest on construction projects in the amount of $275,000 and $145,000 for the years ended December 31, 1998 and 1997, respectively. In the absence of this capitalization these percentages would have been 5.59% and 6.03% for the years ended December 31, 1998 and 1997, respectively.

(2) The interest expense on notes payable includes interest accrued for the years ended December 31, 1997 and 1996 for a tax dispute related to the years 1992-1995. Such interest accruals were $25,000 and $93,000 and were recorded during the years ended December 31, 1997 and 1996, respectively.

The following table reflects how changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Comany's interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

                  ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                                      1998 OVER 1997                      1997 OVER 1996
                                             ---------------------------------     -----------------------------
                                                          YIELD/                               YIELD/
                                              VOLUME       RATE        TOTAL        VOLUME      RATE      TOTAL
                                             --------    --------     --------     --------    -------    ------
                                                                    (Dollars in thousands)
Increase (decrease) in:
Interest income--FTE:
  Interest bearing deposits................  $    (8)    $     -     $    (8)       $   44    $     -    $   44
  Federal funds sold.......................      (19)          -         (19)          (37)         -       (37)
  Investment securities:
    Taxable................................    4,027         (57)      3,970           469        146       615
    Tax-exempt--FTE........................      901         (94)        807          (170)       (28)     (198)
  Loans, net of unearned income............    7,956        (970)      6,986         6,384     (1,219)    5,165
                                             --------    --------    --------       -------   --------   -------
      Total interest income--FTE...........   12,857      (1,121)     11,736         6,690     (1,101)    5,589
                                             --------    --------    --------       -------   --------   -------
Interest expense:
  Savings and interest bearing transaction.      364         (96)        268           356        119       475
  Time deposits of $100,000 or more........    2,168         (22)      2,146           801        (23)      778
  Other time deposits......................    3,846          32       3,878         1,564          4     1,568
  Federal funds and FHLB advances..........    1,167          (3)      1,164           135        (94)       41
  Notes payable............................      194        (111)         83           164        (78)       86
                                             --------    --------    --------       -------   --------   -------
      Total interest expense...............    7,739        (200)      7,539         3,020        (72)    2,948
                                             --------    --------    --------       -------   --------   -------
Increase (decrease) in net interest
      income--FTE..........................  $ 5,118     $  (921)    $ 4,197        $3,670    $(1,029)   $2,641
                                             ========    ========    ========       =======   ========   =======

NON-INTEREST INCOME

     The Company's non-interest income consists of five main sources: (1) service charges on deposit accounts, (2) mortgage lending income (3) other charges and fees including appraisal fees and commissions from the sale of credit related insurance products, (4) trust income, and (5) gains on sales of assets.

     Non-interest income for the year ended December 31, 1998 increased 72.0% to $5.0 million compared with $2.9 million in 1997. Non-interest income was $1.9 million in 1996. The Company's growth in non-interest income is primarily due to increases in mortgage lending income, and service charges on the higher level of deposit accounts. In 1996, the Company began to originate residential mortgage loans for resale in the secondary market. The growth in mortgage lending income over the past two years has been the largest single contributor to the Company's improvement in non-interest income.

     The table below shows non-interest income for the years ended December 31, 1998, 1997 and 1996.

                              NON-INTEREST INCOME

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                      1998       1997        1996
                                                     -------    -------    --------
                                                          (Dollars in thousands)
Service charges on deposit accounts ...........      $ 1,372    $   957    $   806
Mortgage lending income .......................        2,136        566         68
Other charges and fees ........................          656        570        469
Trust income ..................................          335        274        214
Gain on sale of loans .........................           --         57        274
Gain on sale of foreclosed real estate.........           98        261         14
Gain on sale of other assets ..................           15         76         --
Gain (loss) on sale of securities .............          255         14        (77)
Printed check sales ...........................          118        127         90
Other .........................................           46         23          7
                                                     -------    -------    -------
Total non-interest income .....................      $ 5,031    $ 2,925    $ 1,865
                                                     =======    =======    =======

NON-INTEREST EXPENSE

     Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 1998 increased 42.2% to $13.1 million compared with $9.2 million in 1997. Non-interest expense was $7.2 million in 1996. These increases resulted primarily from continued growth and expansion in 1998, including commencement in February of branch operations in Little Rock, the June opening of two additional Little Rock offices including the new corporate headquarters, the September opening of a banking center in Fort Smith and the December opening of the Company's fourth Little Rock office. Full time equivalent employees increased to 266 at December 31, 1998 from 183 at December 31, 1997 as the Company added commercial and consumer lenders, customer service staff, trust department personnel and others to staff these new offices.

     During the fourth quarter of 1998, the Company incurred after tax charges totaling approximately $67,000, or approximately $0.02 per diluted share, related to combining the operations of certain corporate subsidiaries and certain expenses related to a proposed acquisition which was not consummated.

     The efficiency ratio (non-interest expenses divided by the sum of net interest income on a tax equivalent basis and non-interest income) was 54.98% for the year ended December 31, 1998 compared to 52.55% in 1997 and 51.60% in 1996.

The table below shows non-interest expense for the years ended December 31, 1998, 1997 and 1996.

                             NON-INTEREST EXPENSE

                                                                      YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------
                                                              1998            1997           1996
                                                            --------        --------      ---------
                                                                    (Dollars in thousands)
Salaries and employee benefits........................       $ 7,197         $5,330         $4,263
Net occupancy expense.................................           877            584            457
Equipment expense.....................................         1,084            721            541
Other real estate and foreclosure expense.............           130             40             49
Other operating expense:
 Professional services................................           211            102             60
 Postage..............................................           243            178            140
 Telephone............................................           314            221            125
 Data lines...........................................           139             41             25
 Operating supplies...................................           454            405            215
 Advertising and public relations.....................           566            332            123
 Directors' fees......................................           114            116             96
 Software expense.....................................           190            119             69
 Check printing charges...............................           147            137            102
 ATM expense..........................................           118             53             36
 FDIC & state assessments.............................           166            112             47
 Amortization of intangibles..........................           173             75             75
 Other................................................           996            662            728
                                                            --------        --------      ---------
      Total non-interest expense......................       $13,119         $9,228         $7,151
                                                            ========        ========      =========

INCOME TAXES

     The provision for income taxes was $2.6 million for the year ended December 31, 1998 compared to $2.5 million in 1997 and $2.0 million in 1996. The effective income tax rates were 31.8%, 35.7% and 39.9%, respectively, for 1998, 1997 and 1996.

     The decrease in the effective tax rate in 1998 resulted primarily from the Company's increased investments in tax-exempt securities, including securities exempt from both federal and Arkansas income taxes as well as certain federal agency securities exempt solely from Arkansas income taxes. In 1996 the Company was assessed $326,000 of additional state income taxes for the years 1992 through 1995 with respect to a dispute involving the taxation of intercompany dividends. The Company fully expensed this assessment in 1996 which significantly increased its effective income tax rate. The tax rate for 1996 would have been 35.6% without this additional tax expense.

                        ANALYSIS OF FINANCIAL CONDITION

LOAN PORTFOLIO

  At December 31, 1998 the Company's loan portfolio was $387.5 million, an increase of 40.7% from $275.5 million at December 31, 1997. As of December 31, 1998 the Company's loan portfolio consisted of approximately 63.8% real estate loans, 17.1% consumer loans, 13.5% commercial and industrial loans and 5.2% agricultural loans (non-real estate).


  The following table reflects the amount and type of loans outstanding.

                                 LOAN PORTFOLIO

                                                    DECEMBER 31,
                                  --------------------------------------------
                                      1998     1997     1996     1995    1994
                                  -------- -------- -------- -------- --------
                                               (Dollars in thousands)
Real estate:
  Single family residential...... $121,539 $ 96,943 $ 78,124 $ 55,609 $ 41,494
  Non-farm/non-residential.......   76,563   41,710   35,258   36,603   22,978
  Agricultural...................   19,463   13,443   11,583    9,274    8,373
  Construction/land development..   23,305   16,257    8,808    3,471    4,668
  Multi-family residential.......    6,207    3,897    3,743    4,388    3,806
                                  -------- -------- -------- -------- --------
       Total real estate.........  247,077  172,250  137,516  109,345   81,319
Consumer.........................   66,407   53,233   39,868   25,372   17,583
Commercial and industrial........   52,192   37,470   28,154   11,077    6,191
Agricultural (non-real estate)...   20,068   10,824    8,363    6,963    6,889
Other............................    1,782    1,686      561      441      824
                                  -------- -------- -------- -------- --------
       Total loans............... $387,526 $275,463 $214,462 $153,198 $112,806
                                  ======== ======== ======== ======== ========

  The following table reflects remaining maturities at December 31, 1998 by type and by fixed or floating interest rates.

                                LOAN MATURITIES

                                                     OVER 1 YEAR
                                              1 YEAR   THROUGH   OVER
                                              OR LESS  5 YEARS  5 YEARS  TOTAL
                                             --------  -------- ------- --------
                                                     (Dollars in thousands)
Real estate................................  $ 75,190  $134,570 $37,317 $247,077
Consumer...................................    15,260    48,127   3,020   66,407
Commercial, industrial and agricultural....    33,919    35,686   2,655   72,260
Other......................................       162       586   1,034    1,782
                                             --------  -------- ------- --------
                                             $124,531  $218,969 $44,026 $387,526
                                             ========  ======== ======= ========

Fixed rate.................................  $117,383  $213,187 $23,531 $354,101
Floating rate..............................     7,148     5,782  20,495   33,425
                                             --------  -------- ------- --------
                                             $124,531  $218,969 $44,026 $387,526
                                             ========  ======== ======= ========

NONPERFORMING ASSETS

  Nonperforming assets consist of (1) nonaccrual loans, (2) restructured loans providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (3) real estate or other assets acquired in partial or full satisfaction of loan obligations or upon foreclosure.

  The Company generally places a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. If a loan is determined to be uncollectible, the portion of the loan principal determined to be uncollectible will be charged against the allowance for loan losses. Interest income on nonaccrual loans is recognized on a cash basis when and if actually collected.

  The Company's nonperforming loans increased in 1998 from an unusually low 1997 level. The year-end 1998 nonperforming loan percentage of 0.70% is consistent with the Company's historical performance.

  In 1998 loan charge-offs increased in amount and as a percentage of average loans when compared to prior years. Charge-offs for commercial and industrial loans increased to $423,000 in 1998 from zero in 1997. Over half of this amount was attributable to a single borrower, whose loans were fully liquidated in 1998. Charge-offs for consumer loans increased 45.8% to $633,000 in 1998 from $434,000 in 1997. This increase is attributable primarily to the Company's growth in its consumer loan portfolio as well as a somewhat higher incidence of defaults within that loan category.

  In addition to the nonperforming loans and net charge-offs described in the tables below, as of December 31, 1998, loans in the amount of $1.7 million were, in management's opinion, subject to potential future classification as nonperforming. Such loans are to a single borrower and were placed on non-accrual status in February 1999. These loans will result in a partial charge-off in the first quarter of 1999, thereby increasing the Company's net charge-offs as a percentage of average loans. While management expects nonperforming loans and net charge-offs to continue to exhibit volatility, it does not presently foresee any adverse trends in asset quality which would materially affect the Company's results of operation or financial condition.

  The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and foreclosed assets held for sale.

                             NONPERFORMING ASSETS

                                                                             DECEMBER 31,
                                                              ------------------------------------------
                                                                1998     1997    1996     1995     1994
                                                              --------  ------ -------  -------- -------
                                                                        (Dollars in thousands)
Nonaccrual loans.......................................        $2,708   $ 664   $2,057   $1,181   $ 571
Accruing loans 90 days or more past due................            21      35      253      124      67
Restructured loans.....................................             -       -        -        -       -
                                                               ------   -----   ------   ------   -----
     Total nonperforming loans.........................         2,729     699    2,310    1,305     638
Foreclosed assets held for sale and repossessions/(1)/.           314     136       78       29     189
                                                               ------   -----   ------   ------   -----
     Total nonperforming assets........................        $3,043   $ 835   $2,388   $1,334   $ 827
                                                               ======   =====   ======   ======   =====

Nonperforming loans to total loans.....................          0.70%   0.25%    1.08%    0.85%   0.57%
Nonperforming assets to total assets...................          0.50    0.24     0.88     0.63    0.50

(1) Foreclosed assets held for sale and repossessions are generally written down to appraised value at the time of transfer from the loan portfolio. The Company reviews the value of such assets from time to time throughout the holding period and makes adjustments to the then market value, if lower, until disposition. Under Arkansas banking law, other real estate owned must be written off over a five year period unless the Arkansas State Bank Department approves the write-off over an extended period.

An analysis of the allowance for loan losses for the periods indicated is shown in the table below.

                    ALLOWANCE AND PROVISION FOR LOAN LOSSES

                                                                  YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                         1998     1997     1996     1995     1994
                                                         ----     ----     ----     ----     ----
                                                                  (Dollars in thousands)
Balance of allowance for loan losses
at beginning of period.............................    $3,737   $3,019   $1,909   $1,649   $1,716
Loans charged off:
     Real estate:
          Single family residential................        75       35       73       14       58
          Non-farm/non-residential.................        18        -        -       51       34
          Agricultural.............................         -        -        -        -        -
                                                       ------   ------   ------   ------   ------
               Total real estate...................        93       35       73       65       92
     Consumer......................................       633      434      216       44       31
     Commercial and industrial.....................       423        -      128       47        3
     Agricultural (non-real estate)................         -        -        -        -        -
                                                       ------   ------   ------   ------   ------
               Total loans charged off.............     1,149      469      417      156      126
                                                       ------   ------   ------   ------   ------
Recoveries of loans previously charged off:
     Real estate:
          Single family residential................         9        5        2       33        7
          Non-farm/non-residential.................         -        -        -        -        -
          Agricultural.............................         -        2        -        -        -
                                                       ------   ------   ------   ------   ------
               Total real estate...................         9        7        2       33        7
     Consumer......................................        55       39       35       23       12
     Commercial and industrial.....................        11        2        4        -        -
     Agricultural (non-real estate)................         -        -        -        -        2
                                                       ------   ------   ------   ------   ------
               Total recoveries....................        75       48       41       56       21
                                                       ------   ------   ------   ------   ------
Net loans charged off..............................     1,074      421      376      100      105
Provision charged to operating expense.............     2,026    1,139    1,486      360      339
Sale of subsidiary.................................         -        -        -        -     (301)
                                                       ------   ------   ------   ------   ------
Balance, end of period.............................    $4,689   $3,737   $3,019   $1,909   $1,649
                                                       ======   ======   ======   ======   ======
Net charge-offs to average loans outstanding
     during the periods indicated..................      0.33%    0.17%    0.21%    0.08%    0.09%
Allowance for loan losses to total loans...........      1.21     1.36     1.41     1.25     1.46
Allowance for loan losses to nonperforming loans...    171.82   534.62   130.69   146.28   258.46


The Company continuously monitors its underwriting procedures in an attempt to maintain loan quality. During 1998 the Company implemented changes in its lending process, including changes in personnel, to more effectively address credit risks associated with the Company's loan portfolio growth. These changes are intended to improve loan quality and allow the Company to continue to maintain a satisfactory charge-off level.

  The allowance for loan losses is the amount determined by management to be adequate to provide for losses on loans that may become uncollectible. The level of the allowance for loan losses and the need for additions are based on management's judgment as well as the evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and (3) a historical analysis.

  The Company's internal grading system assigns each loan (other than consumer installment loans) to one of seven risk categories, with each category being assigned a specific reserve allocation percentage as follows:

  LOAN GRADE/               RESERVE ALLOCATION
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

                                RESERVE
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

  The Company subjectively assesses the adequacy of the allowance for loan losses by considering the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category, risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include the following: (1) in the case of single family residential real estate loans, the borrower's ability to repay including credit history, debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of collateral; (2) for non-farm/non-residential loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (3) for agricultural real estate loans, the loan to value ratio; (4) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing if any, experience and ability of the developer and loan to value ratios; (5) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; (6) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

  Management reviews the allowance on a quarterly basis to determine whether the amount of regular monthly provision should be increased or decreased or whether additional provision should be made to the allowance. Because the allowance is primarily determined based upon management's assessment and grading of individual loans, no reserve is made for specific categories of loans. The total allowance amount is available to absorb losses across the Company's entire portfolio.

  The following table sets forth the sum of the amounts of the allowance for loan losses attributable to individual loans within each loan category, unfunded items and unallocated reserves as of December 31, 1998 and 1997. Information prior to the Company's initial public offering in 1997 is not available. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular loan categories.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                                                              PERCENT OF               PERCENT OF
                                                                               LOANS IN                 LOANS IN
                                                                ALLOWANCE    CATEGORY TO   ALLOWANCE   CATEGORY TO
                                                                  AMOUNT     TOTAL LOANS     AMOUNT    TOTAL LOANS
                                                                ----------  ------------- ----------- -------------
                                                                   DECEMBER 31, 1998         DECEMBER 31, 1997
                                                                ------------------------- -------------------------
                                                                            (Dollars in thousands)
Real estate:
  Single family residential....................................   $1,618      31.4%         $1,116      35.2%
  Non-farm/non-residential.....................................      794      19.7             423      15.2
  Agriculture..................................................      242       5.0             152       4.9
  Construction/land development................................      291       6.0             163       5.9
  Multifamily..................................................       63       1.6              41       1.4
Consumer.......................................................      534      17.1             372      19.3
Commercial and industrial......................................      640      13.5             412      13.6
Agriculture (non-real estate)..................................      270       5.2             114       3.9
Other..........................................................       15       0.5              15       0.6
Unfunded items (letters of credit, outstanding loan
    commitments and unadvanced loan balances)..................      206       N/A             233       N/A
Unallocated reserves...........................................       16       N/A             696       N/A
                                                                 -------   -------         -------   -------
                                                                  $4,689     100.0%         $3,737     100.0%
                                                                 =======   =======         =======   =======

  The Company maintains an internally classified loan list that, along with the list of nonaccrual or nonperforming loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are loans that are in the process of being charged off. At December 31, 1998 "substandard" loans not designated as nonaccrual or 90 days past due totaled $2.5 million. No loans were designated as "doubtful" or "loss" at December 31, 1998.

  Administration of the bank subsidiaries' lending function is the responsibility of the Chief Executive Officer, Vice Chairman and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and various loan committees. Loan authorities are granted to the Chief Executive Officer and Vice Chairman as determined appropriate by the Board of Directors. Loan authorities of other lending officers are assigned by the Chief Executive Officer and Vice Chairman.

  Loans and aggregate loan relationships exceeding $3 million up to the lending limit of the banks can be authorized only by the Board of Directors. Loans and aggregate loan relationships exceeding $1 million up to $3 million can be authorized by one of the loan committees. At monthly meetings, a designated loan review committee reviews reports of new loans, loan commitments over $100,000, loan loss activity, past due and problem loans, asset quality and other matters as appropriate. The Board of Directors also reviews on a monthly basis reports of loan originations, past due loans, internally classified and watch list loans and activity in the Company's allowance for loan losses.

  The Company's compliance and loan review officers are responsible for serving the bank subsidiaries of the Company in the loan review and compliance areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance and loan review officers prepare loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. This report is provided to the audit committee, which consists of three non-employee members of the Boards of Directors.

  The Company's allowance for loan losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan portfolio in 1998, key allowance and nonperforming loan ratios and comparisons to industry averages.

     Based on these procedures, management believes that the allowance of $4.7 million at December 31, 1998 is adequate. The allowance for loan losses is 1.21% of loans at December 31, 1998 compared to 1.36% at December 31, 1997.

     Provision for Loan Losses: The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for 1998 was $2.0 million compared to $1.1 million in 1997 and $1.5 million in 1996.


INVESTMENTS AND SECURITIES

     The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the amortized cost and the fair value of investment securities for each of the dates indicated.

                             INVESTMENT SECURITIES

                                                                             DECEMBER 31,
                                             ------------------------------------------------------------------------------
                                                      1998                        1997                       1996
                                             ---------------------      -----------------------   -------------------------
                                             AMORTIZED     FAIR         AMORTIZED      FAIR       AMORTIZED        FAIR
                                               COST      VALUE/(1)/        COST      VALUE/(1)/      COST        VALUE/(1)/
                                             ---------------------      -----------------------   -------------------------
                                                                        (Dollars in thousands)
Securities of U.S. Government agencies.....  $156,351     $156,331       $24,562      $24,596       $23,881       $23,896
Mortgage-backed securities.................     2,107        2,117         9,340        9,571        10,119        10,256
Obligations of states and political
  subdivisions.............................    14,742       14,884         6,801        6,819         4,094         4,119
Other securities...........................     3,286        3,347         1,510        1,510         1,353         1,353
                                             --------     --------       -------      -------       -------       -------
     Total.................................  $176,486     $176,679       $42,213      $42,496       $39,447       $39,624
                                             ========     ========       =======      =======       =======       =======

(1) The fair value of the Company's investments is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices of comparable securities.

     The following table reflects the amortized cost, by contractual maturity, of the Company's investment securities at December 31, 1998 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 34% tax rate) of such securities. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

                                                                             OVER       OVER
                                                                1 YEAR      1 YEAR     5 YEAR      OVER
                                                                  OR        THRU 5    THRU 10       10                      FAIR
                                                                 LESS       YEARS      YEARS       YEARS       TOTAL        VALUE
                                                               -------     -------   ---------   --------  ------------   --------
                                                                                       (Dollars in thousands)
Securities of U.S. Government agencies....................    $    -       $2,001    $130,825    $23,525   $156,351/(1)/  $156,331
Mortgage-backed securities................................         -            -          92      2,015      2,107/(2)/     2,117
Obligations of states and political subdivisions..........       162        1,795       2,018     10,767     14,742/(3)/    14,884
Other securities..........................................         -            -           -      3,286      3,286          3,347
                                                              ------       ------    --------    -------   --------       --------
               Total......................................    $  162       $3,796    $132,935    $39,593   $176,486       $176,679
                                                              ======       ======    ========    =======   ========       ========
Percentage of total.......................................      0.09%        2.15%      75.33%     22.43%    100.00%
Weighted average yield (FTE)/(4)/.........................      9.15         7.07        6.54       6.72       6.59

(1) At December 31, 1998 all federal agency securities held by the Company have certain rights which allow the issuer to call or prepay the obligation without prepayment penalties.
(2) At December 31, 1998 approximately $1.9 million of these securities earned interest at floating rates repricing monthly or semi-annually.
(3) At December 31, 1998 approximately $1.0 million of these securities earned interest at floating rates repricing semi-annually.
(4) The weighted average yields (FTE) are based on book value.

DEPOSITS

     The Company's bank subsidiaries' lending and investing activities are funded primarily by deposits, approximately 72.5% of which were time deposits and 27.5% of which were demand and savings deposits at December 31, 1998. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 18.0% of total deposits at December 31, 1998. Non-interest bearing demand deposits at December 31, 1998, constituted approximately 9.5% of total deposits. The Company had no brokered deposits at December 31, 1998.

                      AVERAGE DEPOSIT BALANCES AND RATES

                                                                 YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------
                                                     1998                 1997                1996
                                              ------------------   ------------------   ------------------
                                                         AVERAGE              AVERAGE              AVERAGE
                                              AVERAGE     RATE     AVERAGE     RATE     AVERAGE      RATE
                                               AMOUNT     PAID     AMOUNT      PAID     AMOUNT       PAID
                                              ------------------   ------------------   ------------------
                                                               (Dollars in thousands)
Non-interest bearing accounts............     $  40,583       -    $  26,981       -    $  20,129      -
Interest bearing accounts:
   Transaction (NOW).....................        32,419    2.25%      25,469    2.19%      22,209   2.20%
   Savings...............................        12,002    2.11        8,734    2.13        8,238   2.14
   Money market..........................        29,933    3.58       26,981    3.86       18,542   3.49
   Time deposits less than $100,000......       198,268    5.63      129,969    5.61      102,076   5.60
   Time deposits $100,000 or more........        87,751    5.58       48,919    5.63       34,689   5.69
                                              ---------            ---------            ---------
      Total deposits.....................     $ 400,956            $ 267,053            $ 205,883
                                              =========            =========            =========

     The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 1998.

          MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 AND OVER

                                                         DECEMBER 31, 1998
                                                       ----------------------
                                                       (Dollars in thousands)
               MATURITY
               --------
               3 months or less......................       $ 64,262
               3 to 6 months.........................         44,127
               6 to 12 months........................         29,705
               Over 12 months........................          5,446

INTEREST RATE SENSITIVITY

     The Company's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

     The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, the committee reviews on at least a quarterly basis the bank subsidiaries' relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for different time periods. Additionally, the committee and management review other alternative interest rate risk measures and models in assessing the Company's interest rate sensitivity.

     Using a simple static GAP analysis as shown in the following table, at December 31, 1998 the cumulative ratios of rate sensitive assets to rate sensitive liabilities at six months and one year were 58.1% and 59.8%, respectively. A financial institution is considered to be liability sensitive, or as having a negative GAP, when the amount of its interest bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive GAP, when the amount of its interest bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP. Due to inherent limitations in any static GAP analysis and since conditions change on a daily basis, these conclusions may not reflect future results.

                     RATE SENSITIVE ASSETS AND LIABILITIES

                                                                         DECEMBER 31, 1998
                                             ----------------------------------------------------------------------------
                                               RATE         RATE                                 CUMULATIVE    CUMULATIVE
                                             SENSITIVE    SENSITIVE    PERIOD     CUMMULATIVE      GAP TO        RSA TO
                                              ASSETS     LIABILITIES     GAP           GAP        TOTAL RSA        RSL
                                             ---------   -----------  ---------   -----------    -----------   ----------
                                                             (Dollars in thousands)
Floating rate..............................  $ 40,252     $ 50,083    $ (9,831)    $  (9,831)          (1.74)%    80.37%
Fixed rate repricing in:
  1 month..................................    53,536       66,652     (13,116)      (22,947)          (4.06)     80.34
  2 month..................................    22,346       56,317     (33,971)      (56,918)         (10.07)     67.11
  3 month..................................    19,004       49,108     (30,104)      (87,022)         (15.40)     60.83
  4 month..................................    17,999       31,169     (13,170)     (100,192)         (17.73)     60.45
  5 month..................................    17,339       34,644     (17,305)     (117,497)         (20.80)     59.20
  6 month..................................    16,071       33,341     (17,270)     (134,767)         (23.85)     58.06
  6 months - 1 year........................    72,239      111,493     (39,254)     (174,021)         (30.80)     59.79
  1--2 years...............................    70,767       33,230      37,537      (136,484)         (24.16)     70.71
  2--3 years...............................    28,935        9,432      19,503      (116,981)         (20.70)     75.40
  3--4 years...............................    28,681       16,862      11,819      (105,162)         (18.61)     78.64
  4--5 years...............................    20,842       12,525       8,317       (96,845)         (17.14)     80.82
  Over 5 years.............................   156,989       14,725     142,264        45,419            8.04     108.74
                                             --------     --------    --------
     Total.................................  $565,000     $519,581    $ 45,419
                                             ========     ========    ========

     The data used in the table above is based on contractual repricing dates rather than maturities. This simple GAP analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

     The Company also utilizes an earnings change ratio analysis, which it believes is a more accurate analysis of interest rate sensitivity because it measures not only the volume of assets and liabilities being repriced but also the expected relative change in interest rates on the different types of assets and liabilities. This analysis applies coefficients to the various types of assets and liabilities in order to estimate the relative rates of change expected. As of December 31, 1998 this model reflected a one-year ratio of rate sensitive assets to rate sensitive liabilities of 75.0%. The earnings change ratio analysis is subject to a number of limitations, including the other limitations discussed above.

     The following table provides contractual balances of the Company's financial instruments at the expected maturity as well as the fair value of those financial instruments as of December 31, 1998.

Fixed and variable rate categories are based upon expected amortization or contractual maturity dates. The Company considers assets and liabilities that do not have a stated maturity date, as in cash equivalents and certain deposits, to be long term in nature and reports them in the "Thereafter" column. The Company does not consider these financial instruments materially sensitive to interest rate fluctuations and management expects these balances to remain fairly constant over various economic conditions. The weighted average interest rates for the various assets and liabilities presented are FTE as of December 31, 1998 and 1997.

     The fair value of cash, interest bearing deposits at other banks, and interest receivable approximates their book values due to their short maturities. The fair value of available for sale securities are based on reports provided the Company by third parties. Federal Home Loan Bank stock is valued at stated redemption value. The fair value of loans and time deposits are estimated by discounted cash flows through the estimated maturity using estimated market discount rates that reflect current rates offered by the Company. The fair value of FHLB borrowings is estimated by discounting the cash flows through maturity based on current rates offered by the FHLB for borrowings with similar maturities. The fair value of the note payable approximates the carrying value due to the note payable's interest rate approximating market rates.

                    EXPECTED MATURITY DATES OF FINANCIAL INSTRUMENTS

                                                                                                DEC. 31,   DEC. 31,   DEC. 31,
                                                       DECEMBER 31,                              1998       1998        1997
                                   -----------------------------------------------
                                       1999      2000    2001      2002     2003    THEREAFTER   TOTAL    FAIR VALUE   TOTAL
                                   ----------  -------  -------  -------  --------  ----------  --------  ----------  --------
                                                                 (Dollars in thousands)
FINANCIAL ASSETS:
   Cash and due from banks         $        -  $     -  $     -  $     -  $      -  $   14,168  $ 14,168  $   14,168  $  9,021
   Interest-bearing deposits              856        -        -        -         -           -       856         856     6,607
   Weighted avg. interest rate           4.70%       -        -        -         -           -      4.70%                 5.98%
   Federal funds sold                       -        -        -        -         -           -         -                 2,885
   Weighted avg. interest rate              -        -        -        -         -           -         -                  5.50%

   Securities-available for sale:
     US Govt. agencies                      -        -    1,001        -         -           -     1,001       1,001    12,619
     Weighted avg. interest rate            -        -     6.04%       -         -           -      6.04%                 6.52%
     Mortgage-backed securities:
       Fixed rate                           -        -        -        -         -         156       156         156       133
       Weighted avg. interest rate          -        -        -        -         -        6.37%     6.37%                 5.51%
       Variable rate                        -        -        -        -         -       1,961     1,961       1,961     9,206
       Weighted avg. interest rate          -        -        -        -         -        6.50%     6.50%                 6.44%
     State and political
           subdivision obligations:
       Fixed rate                          20      118      151      187       195      10,594    11,265      11,265     1,583
       Weighted avg. interest rate       5.45%    5.61%    5.75%    5.72%     5.79%       6.98%     6.90%                 5.33%
     Equity securities                      -        -        -        -         -         136       136         136        75
     Dividend yield                         -        -        -        -         -           -         -                     -
     FHLB stock                             -        -        -        -         -       3,110     3,110       3,110     1,435
     Dividend yield                         -        -        -        -         -        5.50%     5.50%                 6.00%

   Securities - held to maturity

     US Govt. agencies                      -        -        -        -     1,000     154,351   155,351     155,330    11,943
     Weighted avg. interest rate            -        -        -        -      6.21%       6.56%     6.56%                 6.67%
     State and political
        subdivision obligations:
       Fixed rate                          72       82       94       80        86       2,045     2,459       2,541     3,091
       Weighted avg. interest rate       7.58%    8.03%    8.18%    7.67%     7.70%       7.54%     7.59%                 4.74%
       Variable rate                       70       76       83       91       100         658     1,078       1,078     2,031
       Weighted avg. interest rate      10.95%   10.95%   10.95%   10.95%    10.95%      10.95%    10.95%                 7.23%
     Other securities                       -        -        -        -         -         101       101         101         -
     Weighted avg. interest rate            -        -        -        -         -        6.53%     6.53%
   Loans held for sale-fixed rate       6,493        -        -        -         -           -     6,493       6,493     2,935
   Weighted avg. interest rate           7.09%       -        -        -         -           -      7.09%                 7.14%
   Loans held for sale-var. rate          192        -        -        -         -           -       192         192         -
   Weighted avg. interest rate           4.50%       -        -        -         -           -      4.50%                    -

   Loans:
     Loans - fixed                    117,383   52,757   67,907   32,400    60,123      17,038   347,608     347,508   235,984
     Weighted avg. interest rate         9.56%    9.75%    9.63%    9.59%     9.29%       8.95%     9.53%                 9.46%
     Loans - variable                   7,148    1,658      178    3,414       532      20,303    33,233      33,216    36,544
     Weighted avg. interest rate         8.99%    9.76%    9.15%    8.26%     8.19%       8.71%     8.97%                 9.23%
   Interest receivable                      -        -        -        -         -       5,517     5,517       5,517     3,013

FINANCIAL LIABILITIES:
   Deposits:
     Demand deposits               $        -  $     -  $     -  $     -  $      -  $   50,138  $ 50,138  $   50,138  $ 31,091
     NOW accounts                           -        -        -        -         -      46,914    46,914      46,914    27,527
     Weighted avg. interest rate            -        -        -        -         -        1.59%     1.59%                 2.00%
     Money market accounts                  -        -        -        -         -      35,238    35,238      35,238    28,132
     Weighted avg. interest rate            -        -        -        -         -        4.30%     4.30%                 3.71%
     Regular savings                        -        -        -        -         -      13,319    13,319      13,319     9,083
     Weighted avg. interest rate            -        -        -        -         -        2.00%     2.00%                 2.15%
     Time deposits
       Fixed rate                     357,806   13,396    5,868    1,884       997         993   380,944     382,111   197,364
       Weighted avg. interest rate       5.38%    5.40%    5.54%    5.85%     5.57%       5.96%     5.39%                 5.68%
       Variable rate                    1,412    1,075        -        -         -           -     2,487       2,487     2,358
       Weighted avg. interest rate       4.60%    4.60%       -        -         -           -      4.60%                 5.20%
   Repurchase agreements                1,408        -        -        -         -           -     1,408       1,408         -
   Weighted avg. interest rate           3.93%       -        -        -         -           -      3.93%                    -
   FHLB advances - long term            5,268    2,144    4,198      198       198      10,987    22,993      23,600    14,017
   Weighted avg. interest rate           6.46%    5.77%    5.95%    6.30%     6.30%       5.02%     5.13%                 6.06%
   Federal Funds purchased              3,830        -        -        -         -           -     3,830       3,830         -
   Weighted avg. interest rate           4.79%       -        -        -         -           -      4.79%                    -
   Notes payable                           24       24        -        -    12,400           -    12,448      12,448     5,072
   Weighted avg. interest rate           6.00%    6.00%       -        -      6.50%          -      6.50%                 8.79%
   Interest payable                         -        -        -        -         -       1,828     1,828       1,828     1,409

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements and related Notes presented elsewhere in the report have been prepared in accordance with generally accepted accounting principles. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

CAPITAL COMPLIANCE

     Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio". The risk-based capital ratios consist of (1) Tier 1 capital (i.e. common stockholders' equity excluding goodwill, certain intangibles and appreciation on investment securities, but including certain other qualifying items) to total risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan losses) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted average assets for the most recent quarter.

     The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 1998 and December 31, 1997 and are presented below, followed by the capital ratios of each of the bank subsidiaries at December 31, 1998.


                          CONSOLIDATED CAPITAL RATIOS

                                                                                                  DECEMBER 31,
                                                                                          ----------------------------
                                                                                            1998               1997
                                                                                          ---------         ----------
                                                                                             (Dollars in thousands)
Tier 1 capital:
  Stockholders' equity...............................................................     $  40,355         $  35,666
  Add (less) net unrealized losses (gains) on available for sale securities..........           (81)             (152)
  Less goodwill and certain intangibles..............................................        (3,623)           (1,337)
                                                                                          ---------         ---------
     Total Tier 1 capital............................................................     $  36,651         $  34,177
                                                                                          =========         =========
Tier 2 capital:
  Qualifying allowance for loan losses...............................................         4,689             3,288
                                                                                          ---------         ---------
     Total risk-based capital........................................................     $  41,340         $  37,465
                                                                                          =========         =========
Risk-weighted assets.................................................................     $ 404,879         $ 262,592
                                                                                          =========         =========
Ratios at end of period:
  Leverage...........................................................................          6.21%             9.86%
  Tier 1 risk-based capital..........................................................          9.05             13.01
  Total risk-based capital...........................................................         10.21             14.27
Minimum ratio guidelines:
  Leverage...........................................................................          3.00%/(1)/        3.00%
  Tier 1 risk-based capital..........................................................          4.00              4.00
  Total risk-based capital...........................................................          8.00              8.00


                      CAPITAL RATIOS OF BANK SUBSIDIARIES

                                                                                    DECEMBER 31, 1998
                                                                    ----------------------------------------------
                                                                    BANK OF THE       BANK OF THE      BANK OF THE
                                                                    OZARKS, WCA       OZARKS, NWA      OZARKS/(2)/
                                                                    -----------       -----------      -----------
                                                                                (Dollars in Thousands)
Stockholders' equity - Tier 1.....................................   $ 33,117          $ 10,625         $  5,180
Leverage ratio....................................................       8.51%             6.57%           14.03%
Risk-based capital ratios:
  Tier 1..........................................................      11.34%            10.28%           44.11%
  Total capital...................................................      12.57             11.35            44.11

/(1)/ Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

/(2)/ A federal savings bank acquired by the Company in February 1998 and merged into Bank of the Ozarks, wca effective January 7, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Line of Credit. The Company maintains a revolving line of credit for up to $22 million with a correspondent bank. Interest accrues on all outstanding borrowings due under the line of credit at a variable rate equal to the average prime lending rate reported from time to time by the Wall Street Journal minus 1.25%, provided, however, the rate is not to exceed 7.75%. Interest is payable quarterly. The line of credit is effective through March 31, 2003 subject to an annual compliance review by the lender. No standby or unused commitment fees are payable under the line of credit.

     All borrowings under the line of credit are secured by a pledge of 100% of the Company's stock in Bank of the Ozarks, wca and Bank of the Ozarks, nwa. As of December 31, 1998 $12.3 million was outstanding under the line of credit.

     The line of credit requires the Company's bank subsidiaries to maintain (1) a return on average assets for each calendar year equal to at least 1.0%, (2) a ratio of capital, as defined in the line of credit, to assets at levels acceptable to bank regulatory authorities but at least 7.0% at each calendar year end and (3) net charges to the reserve for loan losses at less than 1.0% of net loans during any calendar year. In addition, the line of credit requires that the parent company's aggregate indebtedness not exceed 60.0% of the Company's tangible net worth through March 31, 1999 reducing 5% a year thereafter and that borrowings under the line of credit not exceed 50.0% of the tangible book value of all stock pledged to secure such borrowings. At December 31, 1998 the Company was in compliance with these requirements.

     Growth and Expansion. In February 1998 the Company acquired Heartland Community Bank, FSB in Little Rock, from its parent company--Heartland Community Bank, Camden--for $3.1 million in cash. The Company received the federal savings bank charter, approximately $9.4 million in customer deposits and the related banking facility. No loans were acquired as a part of the transaction. Following closing the Company commenced operations in Little Rock under the Bank of the Ozarks name. This federal savings bank was merged into the Company's lead bank subsidiary on January 7, 1999.

     In June 1998 the Company opened its Little Rock corporate headquarters and banking center on Chenal Parkway and a third Little Rock branch on Rodney Parham Road.

     In August 1998 the Company completed the purchase of the Marshall, Arkansas branch of Superior Federal Bank, F.S.B. The acquisition included the branch bank building, related assets and deposit accounts totaling approximately $16 million. The Company paid a purchase premium and incurred other acquisition costs totaling approximately $1.5 million.

     In September 1998 the Company opened its new Fort Smith facility and in December 1998 opened a fourth Little Rock branch at 7500 Cantrell Road. A third Harrison area branch is under construction and expected to open during the first half of 1999.

     In 1998 the Company spent approximately $13.9 million on acquiring, constructing and furnishing its corporate banking headquarters in Little Rock, the new Fort Smith facility and three other branch offices. Although the Company expects to open additional branches in 1999, capital expenditures are expected to be substantially less than 1998.

     The Company is seeking regulatory approval to merge Bank of the Ozarks, wca and Bank of the Ozarks, nwa. This merger is expected to be completed late in the second quarter of 1999. This merger is expected to eliminate certain duplicate corporate operations and expenses while improving customer service.

     Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally, the Company's bank subsidiaries rely on customer deposits and loan repayments as their primary sources of funds. The Company has used these funds, together with FHLB and other borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

     The Company has experienced significant growth in its loan and deposit portfolio. While scheduled loan repayments are a relatively stable source of funds, such loans generally are not readily convertible to cash. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations and investments. Such sources include FHLB advances, federal funds lines of credit from correspondent banks and borrowings by the Company under its revolving credit facility described above.

     At December 31, 1998 the Company's bank subsidiaries had an aggregate of $59.6 million of unused blanket FHLB borrowing availability. Additionally at December 31, 1998 the bank subsidiaries had available substantial federal funds borrowing capacity.

     Management anticipates that the Company's bank subsidiaries will continue to rely primarily on customer deposits and loan repayments to provide liquidity. However, where necessary, the above described borrowings (including borrowings under the Company's line of credit) will be used to augment the Company's primary funding sources.

     Year 2000 Liquidity Needs. The Company may experience additional liquidity needs in connection with increased deposit withdrawals due to customer concerns over the Year 2000 issue. The Board of Directors has adopted a Contingency Funding Plan to guide management in handling unusual liquidity needs. In preparing for possible increased Year 2000 liquidity demands, management is planning several actions including: (1) modification of the pricing and terms of certain time deposit products to encourage depositors to accept maturities after year-end; (2) developing plans to place collateral with various sources of secondary liquidity to facilitate short-term borrowing; and (3) developing plans to have additional cash available at the branches and ATMs of the bank subsidiaries during the latter part of the year. Although management believes these and other actions will prepare the Company for this potential liquidity need, there can be no assurance these steps will be adequate.

     Dividend Policy. In 1998 the Company paid dividends of $0.23 per share. In 1997 and 1996 the Company paid dividends of $0.20 and $0.30 per share, respectively. The Company increased its dividend for the second quarter of 1998 to $0.06 from $0.05. The dividend for the first quarter of 1999 has been increased to $0.10 per share. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue the current $0.10 quarterly dividend amount with consideration to future increases depending on the Company's earnings, capital and liquidity needs.

YEAR 2000

     The Year 2000 issue relates to the ability of the Company's computer and other systems with imbedded microchips to properly handle Year 2000 date sensitive data and the potential risk to the Company because of relationships with third parties (e.g. software and hardware vendors, loan customers, correspondent banks, utility companies and others) who do not adequately address the Year 2000 issue. Failure in any of these areas could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities. In late 1997 the Company established a Year 2000 Project Committee to evaluate and assess the Company's exposure to this issue. This committee has implemented an approach to the Year 2000 issue consisting of four phases. These phases include awareness, assessment, renovation and testing.

     The awareness phase consists of defining the Year 2000 problem, developing the resources necessary to perform compliance work, establishing a Year 2000 program committee and program coordinator and developing an overall strategy that encompasses in-house systems, service bureaus, vendors, auditors, customers, and suppliers (including correspondents). This phase has been completed.

     The assessment phase consists of evaluating the size and complexity of the problem and detailing the magnitude of the effort necessary to address the Year 2000 issue. The objective of this phase is to identify all hardware, software, networks, automated teller machines, other various processing platforms, and customer and vendor interdependencies affected by the Year 2000 date change. The assessment phase goes beyond the Company's information systems and includes environmental systems that are dependent on embedded microchips, such as security systems, elevators, sprinkler systems, alarms and vaults. The assessment phase is substantially completed, but is considered an ongoing process for the Company.

     The renovation phase includes the remediation of any systems identified in the awareness phase as not Year 2000 compliant. The replacement of a proof/capture system was expedited due to lack of Year 2000 compliance earlier in 1998. Also the need for minor upgrades to several proof machines were identified and have been completed. Environmental systems including vault doors, security systems, elevators, sprinkler systems and alarms have been evaluated and assurances from vendors have been received regarding their Year 2000 compliance. The Renovation phase is essentially complete with all identified problem areas having been addressed.

     The Company is well into its testing phase with the primary focus being on the core software that runs basic bank services including the following applications: checking, savings, time deposits, individual retirement accounts, loans, safe deposit box and general ledger accounting. Complete testing of mission critical systems has been substantially completed as of December 31, 1998. Further testing with mission critical vendors and other significant third party vendors will continue and is expected to be completed by June 30, 1999. The Company has not identified any problems thus far with any of its systems that would have a material adverse impact upon its operations.

     The Company incurred expenses throughout 1996, 1997 and 1998 related to this project and will continue to incur expenses over the next 12 months. The Company currently estimates that the cost to remediate both its Year 2000 hardware and software issues to be less than $130,000 with approximately 75% of the costs having already been expended through December 31, 1998. A significant portion of total Year 2000 project expenses is represented by existing staff that have been redeployed to this project. The Company does not believe that the redeployment of existing staff will have a material adverse effect on its business, results of operations or financial position nor have any projects under consideration by the Company been deferred because of Year 2000. Incremental expenses related to the Year 2000 project are not expected to materially impact operating results in any one period.

     The impact of Year 2000 issues on the Company will depend not only on corrective actions that the Company takes, but also on the way in which Year 2000 issues are addressed by governmental agencies, businesses and other third parties that provide services or data to, or receive services or data from, the Company, or whose financial condition or operational capability is important to the Company. To reduce this exposure, the Company has an ongoing process of identifying and contacting mission critical third party vendors and other significant third party vendors to determine their Year 2000 plans and target dates. Notwithstanding the Company's efforts, there can be no assurance that mission critical third party vendors or other significant third party vendors will adequately address their Year 2000 issues.

     The Company is developing contingency plans for implementation in the event that mission critical third party vendors or other significant third party vendors fail to adequately address Year 2000 issues. Such plans principally involve identifying alternate vendors or internal remediation. There can be no assurance that any such plans will fully mitigate any failures or problems. Furthermore, there may be certain mission critical third parties, such as utilities or telecommunication companies, where alternative arrangements or sources are limited or unavailable. The most reasonably likely worst case scenario would be that the Company may experience disruption in its operations if any of these mission critical third parties experienced system failure.

     The Company's credit risk associated with borrowers may increase to the extent borrowers fail to adequately address Year 2000 issues. As a result, there may be increases in the Company's problem loans and credit losses in future years. The Company is making ongoing efforts to assess the risks associated with loan customers, large depositors and significant employers in the Company's service areas, however, it is not possible to quantify the potential impact of such risks at this time.

     As remediated and tested systems are brought into operation, the Company will need to take steps to avoid the re-introduction of Year 2000 related problems into its systems. This is an ongoing process for the Company because normal operations and other considerations may require that modifications continue to be made to its systems in 1999. To some extent, therefore, all four phases of the Company's project will need to continue throughout 1999 and beyond.

     The forward-looking statements contained herein with regard to the timing and overall cost estimates of the Company's efforts to address the Year 2000 problem are based upon the Company's experience thus far in this effort. Should the Company encounter unforeseen difficulties either in the continuing review of its computerized systems, their ultimate remediation, or the response of parties with which it does business or from which it obtains services, the actual results could vary significantly from the estimates contained in these forward-looking statements.

FORWARD-LOOKING INFORMATION

     This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities and growth rates, acquisition opportunities and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company's growth and expansion strategy; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions and (6) changes in legal and regulatory requirements, as well as, other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

                        SUMMARY OF QUARTERLY RESULTS OF
              OPERATIONS, COMMON STOCK MARKET PRICES AND DIVIDENDS

                                                            1998 - THREE MONTHS ENDED
                                                  ------------------------------------------------
                                                  MAR. 31     JUNE 30      SEPT. 30        DEC. 31
                                                  -------     -------      --------        -------
                                                  (Dollars in thousands, except per share amounts)
Total interest income.........................     $7,993      $9,000       $10,423         $11,466
Total interest expense........................      3,836       4,570         5,782           6,330
                                                   ------      ------       -------         -------
    Net interest income.......................      4,157       4,430         4,641           5,136
Provision for loan losses.....................        225         255           742             804
Non-interest income...........................      1,094       1,152         1,333           1,452
Non-interest expense..........................      2,924       3,329         3,267           3,599
Income Taxes..................................        728         611           544             738
                                                   ------      ------       -------         -------
    Net income................................     $1,374      $1,387       $ 1,421         $ 1,447
                                                   ======      ======       =======         =======
Per share:
    Earnings - diluted........................     $ 0.36      $ 0.36       $  0.37         $  0.38
    Cash dividends............................       0.05        0.06          0.06            0.06
Bid price per common share:
    Low.......................................     $21.94      $30.00       $ 20.00         $ 18.50
    High......................................      30.00       34.75         30.75           24.00


                                                              1997 - THREE MONTHS ENDED
                                                  ------------------------------------------------
                                                  MAR. 31       JUNE 30      SEPT. 30      DEC. 31
                                                  -------       -------      --------      -------
                                                  (Dollars in thousands, except per share amounts)
Total interest income.........................     $6,016        $6,635       $7,168        $7,649
Total interest expense........................      2,900         3,216        3,465         3,398
                                                   ------        ------       ------        ------
    Net interest income.......................      3,116         3,419        3,703         4,251
Provision for loan losses.....................        259           265          150           465
Non-interest income...........................        742           641          662           880
Non-interest expense..........................      2,105         2,219        2,316         2,588
Income Taxes..................................        537           572          698           709
                                                   ------        ------       ------        ------
Net income....................................     $  957        $1,004       $1,201        $1,369
                                                   ======        ======       ======        ======
Per share:
    Earnings - diluted.........................    $ 0.33        $ 0.35       $ 0.34        $ 0.36
    Cash dividends............................       0.10             -         0.05          0.05
Bid price per common share:
    Low.......................................          -             -       $17.38        $19.75
    High......................................          -             -        20.13         25.25


See Note 15 to Consolidated Financial Statements for discussion of dividend restrictions.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

     We have audited the accompanying consolidated balance sheet of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Bank of the Ozarks, Inc. and subsidiaries for the years ended December 31, 1997 and 1996, were audited by other auditors whose report dated January 28, 1998, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 1998, and the consolidated results of their operations and their cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                          /s/ Ernest & Young LLP

Little Rock, Arkansas
January 20, 1999

                           BANK OF THE OZARKS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                         DECEMBER 31,
                                                                             -------------------------------------
                                                                                1998                        1997
                                                                             ----------                 ----------
                                                                           (Dollars in thousands, except per share amounts)
        ASSETS
        ------
Cash and due from banks                                                       $  14,168                 $    9,021
Interest bearing deposits                                                           856                      6,607
                                                                              ---------                 ----------
  Cash and cash equivalents                                                      15,024                     15,628
Investment securities - available for sale                                       17,629                     25,297
Investment securities - held to maturity (estimated market value:
  $159,050 in 1998 and $17,199 in 1997)                                         158,989                     17,162
Federal funds sold                                                                    -                      2,885
Loans, net of unearned income                                                   387,526                    275,463
Allowance for loan losses                                                        (4,689)                    (3,737)
                                                                              ---------                 ----------
  Net loans                                                                     382,837                    271,726

Premises and equipment, net                                                      27,155                     13,439
Foreclosed assets held for sale, net                                                314                        148
Interest receivable                                                               5,517                      3,013
Intangible assets, net                                                            3,665                      1,393
Other                                                                             1,301                      1,402
                                                                              ---------                 ----------
      Total assets                                                            $ 612,431                 $  352,093
                                                                              =========                 ==========


         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------

Deposits
  Demand - non-interest bearing                                               $  50,138                 $   31,091
  Savings and interest-bearing transaction                                       95,471                     64,742
  Time                                                                          383,431                    199,722
                                                                              ---------                 ----------
    Total deposits                                                              529,040                    295,555
Notes payable                                                                    12,448                      5,072
FHLB advances and federal funds purchased                                        26,823                     14,017
Repurchase agreements                                                             1,408                          -
Accrued interest and other liabilities                                            2,357                      1,783
                                                                              ---------                 ----------
    Total liabilities                                                           572,076                    316,427
Commitments and contingencies
Stockholders' equity
  Common stock; $0.01 par value; Authorized 10,000,000 shares;
    3,779,555 shares issued and outstanding in 1998 and 1997                         38                         38
  Additional paid-in capital                                                     14,314                     14,314
  Retained earnings                                                              25,922                     21,162
  Accumulated other comprehensive income                                             81                        152
                                                                              ---------                 ----------
    Total stockholders' equity                                                   40,355                     35,666
                                                                              ---------                 ----------
      Total liabilities and stockholders' equity                              $ 612,431                 $  352,093
                                                                              =========                 ==========

The accompanying notes are an integral part of these consolidated financial statements

                           BANK OF THE OZARKS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                               YEAR ENDED DECEMBER 31,
                                                                 ------------------------------------------------
                                                                  1998                1997                 1996
                                                                 -------            --------             --------
                                                                 (Dollars in thousands, except per share amounts)
Interest income
  Loans                                                          $31,168              $24,230            $19,089
  Investment securities - taxable                                  6,654                2,684              2,069
                        - nontaxable                                 766                  233                364
  Federal funds sold                                                  89                  108                145
  Deposits with banks                                                205                  213                169
                                                                 -------              -------            -------
    Total interest income                                         38,882               27,468             21,836
                                                                 -------              -------            -------

Interest expense
  Deposits                                                        18,118               11,826              9,005
  Notes payable                                                      637                  553                468
  FHLB advances                                                    1,415                  597                557
  Federal funds purchased                                            348                    3                  1
                                                                 -------              -------            -------
    Total interest expense                                        20,518               12,979             10,031
                                                                 -------              -------            -------

Net interest income                                               18,364               14,489             11,805
  Provision for loan losses                                       (2,026)              (1,139)            (1,486)
                                                                 -------              -------            -------
Net interest income after provision for loan losses               16,338               13,350             10,319
                                                                 -------              -------            -------

Other income
  Trust income                                                       335                  274                214
  Service charges on deposit accounts                              1,372                  957                806
  Other income, charges and fees                                   2,792                1,136                537
  Gain (loss) on sale of securities                                  255                   14                (77)
  Other                                                              277                  544                385
                                                                 -------              -------            -------
    Total other income                                             5,031                2,925              1,865
                                                                 -------              -------            -------

Other expense
  Salaries and employee benefits                                   7,197                5,330              4,263
  Net occupancy and equipment                                      1,961                1,305                998
  Other operating expenses                                         3,961                2,593              1,890
                                                                 -------              -------            -------
    Total other expense                                           13,119                9,228              7,151
                                                                 -------              -------            -------

Income before income taxes                                         8,250                7,047              5,033
  Provision for income taxes                                       2,621                2,516              2,006
                                                                 -------              -------            -------
Net income                                                       $ 5,629              $ 4,531            $ 3,027
                                                                 =======              =======            =======

Basic earnings per common share                                  $  1.49              $  1.38            $  1.05
                                                                 =======              =======            =======
Diluted earnings per common share                                $  1.47              $  1.38            $  1.05
                                                                 =======              =======            =======

The accompanying notes are an integral part of these consolidated financial statements

                           BANK OF THE OZARKS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                  ACCUMULATED
                                                                       ADDITIONAL                    OTHER
                                                             COMMON      PAID-IN     RETAINED    COMPREHENSIVE
                                                              STOCK      CAPITAL     EARNINGS       INCOME         TOTAL
                                                             ------    ----------    --------    -------------    -------
                                                                   (Dollars in thousands, except per share amounts)
Balance - January 1, 1996                                     $ 29       $ 1,168      $15,088       $    9        $16,294
 Comprehensive income:
   Net income                                                    -             -        3,027            -          3,027
   Other comprehensive income:
      Change in unrealized appreciation
         on investment securities net of $46 tax effect          -             -            -           90             90
                                                                                                                  -------
    Comprehensive income                                                                                            3,117
                                                                                                                  -------
    Dividends, $.30 per share                                    -             -         (864)           -           (864)
                                                              ----       -------      -------       ------        -------
Balance - December 31, 1996                                     29         1,168       17,251           99         18,547
    Comprehensive income:
     Net income                                                  -             -        4,531            -          4,531
     Other comprehensive income:
      Unrealized gains on available
        for sale securities net of $37 tax effect                -             -            -           60             60
      Less: reclassifications adjustment
        for gains included in income
        net of $4 tax effect                                     -             -            -           (7)            (7)
                                                                                                                  -------
    Comprehensive income                                                                                            4,584
                                                                                                                  -------
    Dividends, $.20 per share                                    -             -         (620)           -           (620)
    Issuance of 899,755 shares of common stock                   9        13,146            -            -         13,155
                                                              ----       -------      -------       ------        -------
Balance - December 31, 1997                                     38        14,314       21,162          152         35,666
    Comprehensive income:
     Net income                                                  -             -        5,629            -          5,629
     Other comprehensive income:
      Unrealized losses on available
       for sale securities net of $35 tax effect                               -            -           57             57
      Less: reclassifications adjustment
         for gains included in income
         net of $79 tax effect                                   -             -            -         (128)          (128)
                                                                                                                  -------
    Comprehensive income                                                                                            5,558
                                                                                                                  -------
    Dividends, $.23 per share                                    -             -         (869)           -           (869)
                                                              ----       -------      -------       ------        -------
Balance - December 31, 1998                                   $ 38       $14,314      $25,922       $   81        $40,355
                                                              ====       =======      =======       ======        =======

The accompanying notes are an integral part of these consolidated financial statements

                           Bank of the Ozarks, Inc.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  ------------------------------
                                                                                   1998       1997         1996
                                                                                  -------    -------     -------
                                                                                      (Dollars in thousands)
Cash flows from operating activities
 Net income                                                                       $ 5,629    $ 4,531     $ 3,027
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                                                                     1,043        626         575
   Amortization                                                                       173         74          74
   Provision for loan losses                                                        2,026      1,139       1,486
   Provision for losses on foreclosed assets                                           35          8          11
   Amortization and accretion on investment securities                               (115)       (39)          9
   (Gain) loss on disposition of investments                                         (255)       (14)         77
   Gain on sale of loans                                                                -        (57)       (274)
   Increase in mortgage loans held for sale                                        (3,750)    (1,504)     (1,431)
   Gain on disposition of premises and equipment                                      (14)       (76)         (1)
   Gain on disposition of foreclosed assets                                           (98)      (261)        (14)
   Deferred income taxes                                                             (222)       (11)       (292)
   Changes in assets and liabilities:
    Interest receivable                                                            (2,502)      (461)       (563)
    Other, net                                                                       (305)        55        (255)
    Accrued interest and other liabilities                                            518       (531)        375
                                                                                 --------    -------     -------
Net cash provided by operating activities                                           2,163      3,479       2,804
                                                                                 --------    -------     -------

Cash flows from investing activities
  Acquisitions, net of funds acquired                                              22,123          -           -
  Proceeds from sales and maturities of investment
    securities available for sale                                                  54,036     31,171      28,784
  Purchases of investment securities available for sale                           (20,260)   (19,453)    (32,904)
  Proceeds from maturities of investment securities held to maturity               67,386      6,576       1,862
  Purchases of investment securities held to maturity                            (234,804)   (21,007)          -
  Decrease (increase) in federal funds sold                                         3,149     (2,535)      3,730
  Net increase in loans                                                          (110,019)   (61,152)    (62,577)
  Proceeds from sale of loans                                                           -        811       2,252
  Proceeds from dispositions of bank premises and equipment                            30        178           1
  Purchase of bank premises and equipment                                         (14,109)    (7,295)       (997)
  Proceeds from dispositions of foreclosed assets                                     525        632         221
                                                                                 --------    -------     -------
Net cash used in investing activities                                            (231,943)   (72,074)    (59,628)
                                                                                 --------    -------     -------

Cash flows from financing activities
  Net increase in deposits                                                        208,455     63,907      49,184
  Net proceeds from FHLB advances and federal funds purchased                      14,214      1,290       4,780
  Proceeds from notes payable                                                      14,410     10,000       1,500
  Payments of notes payable                                                        (7,034)   (10,324)        (24)
  Dividends paid                                                                     (869)      (620)       (864)
  Proceeds from issuance of common stock                                                -     13,155           -
                                                                                 --------    -------     -------
Net cash provided by financing activities                                         229,176     77,408      54,576
                                                                                 --------    -------     -------
Net (decrease) increase in cash and cash equivalents                                 (604)     8,813      (2,248)
Cash and cash equivalents - beginning of year                                      15,628      6,815       9,063
                                                                                 --------    -------     -------
Cash and cash equivalents - end of year                                          $ 15,024    $15,628     $ 6,815
                                                                                 ========    =======     =======

The accompanying notes are an integral part of these consolidated financial statements

                           BANK OF THE OZARKS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)


1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     Organization - Bank of Ozarks, Inc. (the "Company") is a multi-bank holding
     ------------
company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System and which, at December 31, 1998, owned two affiliate state chartered banks and a federal savings bank - Bank of the Ozarks, wca; Bank of the Ozarks, nwa; and Bank of the Ozarks. On January 7, 1999, the Company merged its federal savings bank into Bank of the Ozarks, wca. The bank subsidiaries, which are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities, have offices located in northern, western, and central Arkansas.

     Principles of consolidation - The consolidated financial statements include
     ---------------------------
the accounts of the Company and its wholly owned bank subsidiaries. Significant intercompany transactions and amounts have been eliminated in consolidation.

     Use of estimates - The preparation of financial statements in conformity
     ----------------
with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and cash equivalents - For purposes of reporting cash flows, cash and
     -------------------------
cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

     Investment securities - Management determines the appropriate
     ---------------------
classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

     Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

     The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments.

     Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of securities are recognized on the specific identification method at the time of sale.

     Loans - Loans receivable that management has the intent and ability to hold
     -----
for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Unearned discounts on installment loans are recognized as income over the terms by the rule of 78's interest method which approximates the interest method. Unearned purchased discounts are recorded as income over the life of the loans utilizing the interest method to achieve a constant yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans. Prior to July 1, 1998 loan origination fees and direct origination costs were not deemed material and, therefore, were recorded as actually received and paid.

     Allowance for loan losses - The allowance for loan losses is established
     -------------------------
through a provision for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely, and subsequent recoveries, if any, are credited to the allowance.

     The allowance is maintained at a level that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and current economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection.

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

     Premises and equipment - Premises and equipment are stated at cost less
     ----------------------
accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Accelerated methods are used for tax purposes.

     Foreclosed assets held for sale - Real estate and personal properties
     -------------------------------
acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, real property is amortized over 60 months.

     Valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included as operating expenses.

     Income taxes - The Company utilizes the liability method in accounting for
     ------------
income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     The Company and its bank subsidiaries file consolidated tax returns. The bank subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

     Trust department income - Property, other than cash deposits, held by the
     -----------------------
Company's trust department in fiduciary or agency capacities for its customers are not included in the accompanying financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not differ materially from the accrual method.

     Intangible assets - Intangible assets consist of goodwill and core deposit
     -----------------
intangibles. These assets are being amortized over periods ranging from 10 to 25 years. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent premiums paid for deposits acquired. Accumulated amortization of intangibles totaled $1,158 and $1,043 at December 31, 1998 and 1997, respectively.

     Earnings per share - Basic earnings per share has been calculated based on
     ------------------
the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

     Financial instruments - In the ordinary course of business, the Company has
     ---------------------
entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     Advertising and public relations expense - Advertising and public relations
     ----------------------------------------
expense is expensed as incurred and totaled $566, $332 and $123 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Stock-based compensation - The Company has elected to follow Accounting
     ------------------------
Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("ABP 25") and related interpretations in accounting for its employee stock options. Under ABP 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

     Segment Disclosures - On December 31, 1998, the Company adopted SFAS No.
     -------------------
131. "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment - community banking - the adoption of SFAS No. 131 did not have a material effect on the primary financial statements or the disclosure of segment information. All the Company's revenues result from services offered by its bank subsidiaries. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

     Derivatives and Hedging Activities - In June 1998, the Financial Accounting
     ----------------------------------
Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, which requires the Company to recognize all derivatives on the balance sheet at fair value, was adopted by the Company effective July 1, 1998. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. The

Notes to Consolidated Financial Statements, Dollars in thousands adoption of SFAS No. 133 did not have a significant impact on the Company's financial position or results of operations. In connection with the adoption of SFAS No. 133, the Company transferred investment securities with a carrying value of $25,795 and unrealized gains of $167 from its held-to-maturity to available-for-sale portfolio.

  Reclassifications - Certain reclassifications of 1997 and 1996 amounts have
  -----------------
been made to conform with the 1998 presentation.

2. ACQUISITIONS

  In August 1998 the Company completed the purchase of the Marshall, Arkansas branch of Superior Federal Bank, FSB. The acquisition included the branch bank building, related assets and deposit accounts totaling $16 million. The transaction was accounted for as a purchase with the Company reporting the results of the acquired branch's operations from the closing date. The resulting core deposit intangible of $1.6 million is being amortized on a straight line basis over 10 years.

  In February 1998 the Company acquired the stock of Heartland Community Bank, FSB, from its parent company--Heartland Community Bank, Camden--for $3.1 million in cash. The Company received the federal savings bank's charter, approximately $9.4 million in customer deposits and the related banking facility. All other assets and liabilities of the bank were purchased and assumed by its parent company prior to closing. The transaction was accounted for as a purchase and the excess of purchase price over net assets acquired of $847 is being amortized straight-line over 25 years. The Company has reported the results of operations of the acquired bank from the closing date.

  Pro forma disclosures related to the above acquisitions have not been provided as the entities acquired do not meet the criteria of significant subsidiaries. Also, separate operating results related to the specific assets acquired and liabilities assumed by the Company were not maintained by the previous owners as this represented only a portion of their overall operations.

3. INVESTMENT SECURITIES

The following is a summary of the amortized cost and estimated market values of investment securities:

                                                                        December 31, 1998
                                                      ----------------------------------------------------
                                                      Amortized    Unrealized      Unrealized      Market
                                                         Cost         Gains          Losses        Value
                                                      ---------    ----------      ----------      ------
Securities - available for sale:
   Securities of United States
      government and agencies                        $   1,000        $    1          $   -      $  1,001
   Mortgage-backed securities                            2,107            17             (7)        2,117
   State and political subdivisions                     11,205            60              -        11,265
   Other securities                                      3,185            61              -         3,246
                                                     ---------        ------          -----      --------
Total securities - available for sale                $  17,497        $  139          $  (7)     $ 17,629
                                                     =========        ======          =====      ========

Securities - held to maturity:
   Securities of United States
      government and agencies                        $ 155,351        $  196          $(217)     $155,330
   State and political subdivisions                      3,537            82              -         3,619
   Other securities                                        101             -              -           101
                                                     ---------        ------          -----      --------
Total securities - held to maturity                  $ 158,989        $  278          $(217)     $159,050
                                                     =========        ======          =====      ========


                                                                       December 31, 1997
                                                       ---------------------------------------------------------
                                                       Amortized          Unrealized     Unrealized       Market
                                                          Cost              Gains          Losses         Value
                                                       ---------            -----          ------        -------
Securities - available for sale:
   Securities of United States
      government and agencies                          $12,619            $    39        $   (18)        $12,640
   Mortgage-backed securities                            9,340                256            (25)          9,571
   State and political subdivisions                      1,582                 14            (20)          1,576
   Other securities                                      1,510                  -              -           1,510
                                                       -------            -------        -------         -------
Total securities - available for sale                  $25,051            $   309        $   (63)        $25,297
                                                       =======            =======        =======         =======

Securities - held to maturity:
   Securities of United States
      government and agencies                          $11,943              $  17        $    (4)        $11,956
   State and political subdivisions                      5,219                 27             (3)          5,243
                                                       -------            -------        -------         -------
Total securities - held to maturity                    $17,162              $  44        $    (7)        $17,199
                                                       =======            =======        =======         =======

               Notes to Consolidated Financial Statements, Dollars in Thousands

     The amortized cost and estimated market value by contractual maturity of investment securities classified as available-for-sale and held-to-maturity at December 31, 1998 are as follows:


                                    Available for Sale          Held to Maturity
                                    -------------------        -------------------
                                              Estimated                  Estimated
                                    Amortized   Market         Amortized   Market
                                      Cost      Value            Cost      Value
                                    --------- ---------        ---------  --------
Due in one year or less             $     20  $     20         $     142  $    142
Due from one year to
   five years                          1,847     1,850             1,949     1,992
Due from five years to
   ten years                           1,033     1,035           131,902   131,986
Due after ten years                   14,597    14,724            24,996    24,930
                                    --------   -------         ---------   -------
Totals                              $ 17,497  $ 17,629         $ 158,989  $159,050
                                    ========   =======         =========  ========

     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     For purposes of the maturity table, mortgage-backed securities which are not due at a single maturity date have been allocated over maturity groupings based on anticipated maturities. The mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments.

     During the years ended December 31, 1998, 1997, and 1996, investment securities available-for-sale with a fair value at the date of sale of $41,613, $3,407 and $17,214, respectively, were sold. The gross realized gains on such sales totaled $322, $14 and $79, respectively. The gross realized losses totaled $67, $-0- and $124, respectively. The income tax expense related to net security gains was $87 and $5 in 1998 and 1997, respectively. The income tax benefit related to net securities losses in 1996 was $26.

     The bank subsidiaries had no trading securities during 1998 or 1997. Gross gains of $2 and gross losses of $34 were realized on trading securities during 1996.

     Assets, principally investment securities, having a carrying value of approximately $97,831 and $31,335 at December 31, 1998 and 1997, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

4. LOANS

     The following is a summary of the loan portfolio by principal categories:

                                             December 31,
                                        --------------------
                                          1998        1997
                                        --------------------
Real Estate:
 Single family residential (1-4)        $121,539    $ 96,943
 Non-farm/non-residential                 76,563      41,710
 Agricultural                             19,463      13,443
 Construction/land development            23,305      16,257
 Multifamily residential                   6,207       3,897
Consumer                                  66,407      53,233
Commercial and industrial                 52,192      37,470
Agricultural (non-real estate)            20,068      10,824
Other                                      1,782       1,686
                                        --------    --------
Loans, net of unearned income           $387,526    $275,463
                                        ========    ========

     These loan categories are presented net of unearned discounts, unearned purchase discounts and deferred costs totaling $4,961 at December 31, 1998 and $3,759 at December 31, 1997. Loans on which the accrual of interest has been discontinued aggregated $2,708 and $664 at December 31, 1998 and 1997, respectively.

     Mortgage loans held for resale of $6,685 and $2,935 at December 31, 1998 and 1997, respectively, are included in single family residential loans. The carrying value of these loans approximates their fair value. Other income, charges and fees include mortgage lending income of $2,136, $556 and $68 during 1998, 1997 and 1996, respectively.

5. ALLOWANCE FOR LOAN LOSSES

     The following is a summary of activity within the allowance for loan losses:

                                     Year Ended December 31,
                                      1998     1997     1996
                                    -------   ------   ------
Balance - beginning of year         $ 3,737   $3,019   $1,909
Loans charged-off                    (1,149)    (469)    (417)
Recoveries on loans
 previously charged-off                  75       48       41
                                    -------   ------   ------
Net charge-offs                      (1,074)    (421)    (376)
Provision charged to
 operating expense                    2,026    1,139    1,486
                                    -------   ------   ------
Balance - end of year               $ 4,689   $3,737   $3,019
                                    =======   ======   ======

     Impairment of loans having carrying values of $2,461 and $581 at December 31, 1998 and 1997, respectively, have been recognized in conformity with SFAS No. 114, as amended by SFAS No. 118. The average carrying value of impaired loans was $1,687, $1,886, and $1,042 for the years ended December 31, 1998, 1997 and 1996, respectively, some of which, as a result of write-downs, did not have an allowance for credit losses. The total allowance for credit losses related to these loans was $443 and $105 at December 31, 1998 and 1997, respectively. The Company does not segregate income recognized on a cash basis in its financial records, and thus, such disclosure is not practicable. For impairment recognized in conformity with SFAS 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported.

     Real estate securing loans having a carrying value of $628 and $683 was transferred to foreclosed assets held for sale in 1998 and 1997, respectively. The bank subsidiaries are not committed to lend additional funds to debtors whose loans have been modified.

Notes to Consolidated Financial Statements, Dollars in Thousands

6. PREMISES AND EQUIPMENT

     The following is a summary of premises and equipment:

                                    December 31,
                                -----------------
                                  1998       1997
                                -------   --------
Land                             $ 6,691   $ 4,140
Construction in process              437       985
Buildings and improvements        15,113     5,274
Leasehold improvements             1,615     1,637
Equipment                          7,565     4,763
                                 -------   -------
                                  31,421    16,799
Accumulated depreciation          (4,266)   (3,360)
                                 -------   -------
Total premises and equipment     $27,155   $13,439
                                 =======   =======

     The Company capitalized $275 and $145 of interest on construction projects during the years ended December 31, 1998 and 1997.

7. DEPOSITS

     The aggregate amount of time deposits with a minimum denomination of $100 was $143,540 and $57,981 at December 31, 1998 and 1997, respectively. The following is a summary of the scheduled maturities of all time deposits:

                                                       December 31,
                                                -------------------------
                                                  1998            1997
                                                ---------       ---------
Zero to one year                                $359,218         $166,316
One year to two years                             14,471           25,344
Two years to three years                           5,868            3,470
Three years to four years                          1,884            2,172
Four years to five years                             997            1,354
Thereafter                                           993            1,066
                                                --------         --------
Total time deposits                             $383,431         $199,722
                                                ========         ========

8. NOTES PAYABLE

     The following is a summary of notes payable:

                                                  1998             1997
                                               ---------         --------
Note payable to a bank, interest
 at 8.804%, payable in installments
 through December 2007.
 Note secured by stock of the bank
 subsidiaries and paid in 1998.                $      -          $  5,000

Note payable to a bank, interest
 payable quarterly at a variable rate
 equal to the prime rate minus 1.25%
 but not to exceed 7.75%(rate was 6.5%
 at December 31, 1998). This note
 payable is a revolving line of credit
 for up to $22 million maturing
 March 31, 2003. Note secured by
 stock of the subsidiary banks.                  12,340                 -

Other                                               108                72
                                               --------          --------
                                               $ 12,448          $  5,072
                                               ========          ========

     Maturities of notes payable at December 31, 1998 are as follows: 1999--$24; 2000--$24; and 2003--$12,400.

     The revolving line of credit requires the Company's bank subsidiaries, Bank of the Ozarks, wca and Bank of the Ozarks, nwa, to maintain (i) a return on average assets for each calendar year equal to at least 1.0%, (ii) a ratio of capital, as defined in the line of credit, to assets at levels acceptable to bank regulatory authorities but at least 7.0% at each calendar year end and
(iii) net charges to the reserve for loan losses at less than 1.0% of net loans during any calendar year. In addition, the line of credit requires (i) that the parent company's aggregate indebtedness not exceed 60.0% of the Company's tangible net worth through March 31, 1999, reducing 5% a year thereafter and
(ii) borrowings under the line of credit not exceed 50.0% of the tangible book value of all subsidiary bank stock pledged to secure such borrowings. At December 31,1998, the Company was in compliance with these requirements.

9. FHLB ADVANCES AND FEDERAL FUNDS PURCHASED

     FHLB advances and federal funds purchased include short-term borrowings with maturities ranging from one to thirty days. Certain additional FHLB advances have maturities of over one year. The following is a summary of information relating to the short-term borrowings:

                                     1998                1997
                                  ---------            --------
FHLB advances:
     Average                      $  5,335             $   244
     December 31                         -                   -
     Maximum month-end
       balance during year          28,090               2,750
     Interest rate:
         Weighted average             5.45%               5.81%
         December 31                     -                   -

Federal funds purchased:
     Average                      $  6,799             $    52
     December 31                     3,830                   -
     Maximum month-end
       balance during year          15,420               1,006
     Interest rate:
         Weighted average             5.12%               5.30%
         December 31                  4.79                   -

     FHLB advances with original maturities exceeding one year totaled $22,993 and $14,017 at December 31, 1998 and 1997, respectively. Interest rates on these advances ranged from 4.96% to 6.90% at December 31, 1998. Aggregate annual maturities of these long-term FHLB advances at December 31, 1998 are as follows:
1999--$5,268; 2000--$2,144; 2001--$4,198; 2002--2007--$198; 2008--$10,195. FHLB
advances of $10 million maturing in 2008 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called. The FHLB maintains as collateral a blanket lien on the Company's 1-4 family mortgages. At December 31, 1998, the Company's bank subsidiaries had an aggregate of $59.6 million of unused blanket FHLB borrowing availability.

               Notes to Consolidated Financial Statements, Dollars in Thousands

10. INCOME TAXES

     The following is a summary of the components of the provision for income taxes:

                                                              Year Ended December 31,
                                                            -------------------------
                                                             1998     1997      1996
                                                            ------   ------   -------
Current:
  Federal                                                    $2,363   $2,180   $1,683
  State                                                          36      277      614
                                                             ------   ------   ------
Total current                                                 2,399    2,457    2,297
                                                             ------   ------   ------
Deferred:
  Federal                                                       180       55     (242)
  State                                                          42        4      (49)
                                                             ------   ------   ------
Total deferred                                                  222       59     (291)
                                                             ------   ------   ------
Provision for income taxes                                   $2,621   $2,516   $2,006
                                                             ======   ======   ======


     The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

                                                        Year Ended December 31,
                                                     ---------------------------
                                                       1998      1997     1996
                                                     -------   -------  --------
Statutory federal
 income tax rate                                      34.0%     34.0%    34.0%
State income taxes,
 net of federal benefit                                0.6       4.3      4.3
Effect of non-taxable
 interest income                                      (3.7)     (2.7)    (2.5)
Accrual for state income
 tax assessment                                          -         -      6.5
Other                                                   .9        .1     (2.4)
                                                     -----     -----    -----
Effective income tax rate                             31.8%     35.7%    39.9%
                                                     =====     =====    =====

     During the year ended December 31, 1996, the Company was assessed approximately $326 of additional state income taxes for the years ended December 31, 1992 through 1995. This assessment related to the State of Arkansas taking a different position than the federal income tax treatment regarding dividends from less than 95% owned subsidiaries. The full assessment was recorded as income tax expense during the year ended December 31, 1996, and paid during the year ended December 31, 1997. In addition, approximately $93 of interest charged on this assessment was also recorded during the year ended December 31, 1996.

     The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                          December 31,
                                      -----------------
                                        1998      1997
                                      -------   -------
Deferred tax assets:
     Allowance for loan losses        $ 1,514   $ 1,151
     Valuation of foreclosed assets         2       293
                                      -------   -------
Gross deferred tax assets               1,516     1,444
                                      -------   -------
Deferred tax liabilities:
     Unrealized appreciation on
      securities available for sale        51        94
     Accelerated depreciation on
      premises and equipment              599       311
     Other                                145       139
                                      -------   -------
Gross deferred tax liabilities            795       544
                                      -------   -------
Net deferred tax assets               $   721   $   900
                                      =======   =======

11. EMPLOYEE BENEFIT PLANS

     Employee Stock Ownership Plan - The Company has an employee stock ownership
     -----------------------------
plan ("ESOP") to provide benefits to substantially all employees of the Company. The Company has historically made annual contributions to the plan as determined solely by the Board of Directors. Participants in the plan become fully vested after seven years of service although cash or shares are not distributed until retirement or employment is terminated. The Company made no contributions in 1998 and contributed $64 and $95 to the plan for the years ended December 31, 1997 and 1996, respectively. Management intends to merge the ESOP into the 401(k) Plan in January 1999.

     401(k) Plan - In May 1997 the Company established a qualified retirement
     -----------
plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

     Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 1998 and 1997 of $99 and $32, respectively.

12. STOCK OPTIONS

     The Company has a nonqualified stock option plan for certain key employees and officers of the Company. It also has a nonqualified stock option plan for non-employee directors of the Company. These two plans provide for the granting of incentive nonqualified options to purchase up to 365,000 shares of common stock in the Company. No option may be granted under these plans for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

                                        Years ended December 31,
                              --------------------------------------------
                                      1998                   1997
                              --------------------   ---------------------
                                         Weighted-                Weighted-
                                          Average                  Average
                                         Exercise                 Exercise
                              Options      Price     Options       Price
                              -------    ---------   -------      --------
Outstanding -
   beginning of year          106,500    $   16.42      -           $    -
Granted                       103,700        24.11   108,500         16.42
Exercised
Canceled                      (12,150)       16.00    (2,000)        16.00
                              -------                 ------
Outstanding -
   end of year                198,050        20.42   106,500         16.42
                              =======                =======
Exercisable at
   end of year                 17,000    $   22.37     8,000        $16.00
                              =======                =======

     Exercise prices for options outstanding as of December 31, 1998 ranged from $16.00 to $34.13. The weighted-average fair value of options granted during 1998 and 1997 was $8.36 and $6.20, respectively. The weighted-average remaining contractual life of the options issued in 1998 was 5.5 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998: dividend yield increasing 15% per year from the current $0.24; expected volatility ranging from .342 to .407; risk-free interest rates ranging from 4.56% to 5.68% and expected lives ranging from 2.75 to 6.5 years. For 1997, the following weighted-average assumptions were used: dividend yield increasing 15% per year from $0.20; expected volatility ranging from .326 to .342; risk from interest rates ranging from 5.77% to 6.19% and expected lives ranging from 5 to 7.5 years.

     For purposes of pro forma disclosures as required by SFAS No. 123, the estimated fair value of the options is amortized over the option's vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

                                                                1998     1997
                                                               ------   ------
Pro forma net income                                           $5,363   $4,462
Pro forma earnings per share:
  Basic                                                          1.42     1.36
  Diluted                                                        1.40     1.36

     The following is a summary of currently outstanding and exercisable options at December 31, 1998:

                                   Options Outstanding                               Options Exercisable
                    ------------------------------------------------            -------------------------------
                                        Weighted
                                        Average             Weighted                                 Weighted
       Range of                         Remaining           Average                                  Average
       Exercise     Options             Contractual         Exercise              Options              Exercise
       Prices       Outstanding         Life (in years)      Price              Exercisable            Price
     ------------   -----------         ---------------     --------            -----------          ----------
     $      16.00        89,800               6.7           $16.000                8,000               $16.000
      21.50-27.75       100,250               5.7            23.283                1,000                22.313
           34.125         8,000               9.3            34.125                8,000                34.125
                        -------                                                   ------
                        198,050                                                   17,000
                        =======                                                   ======

13. COMMITMENTS AND CONTINGENCIES

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

  The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

  The Company had outstanding commitments to extend credit of approximately $27,409 and $20,004 at December 31, 1998 and 1997, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period. The Company had total outstanding standby letters of credit amounting to $334 and $1,931 at December 31, 1998 and 1997, respectively. The commitment terms generally expire within one year.

  The Company grants agri-business, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

14. RELATED PARTY TRANSACTIONS

  The bank subsidiaries have entered into transactions with their executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1998 and 1997 was $1,019 and $210, respectively. New loans made to such related parties were $1,169 and $169 for the years ended December 31, 1998 and 1997, respectively. Repayments of loans made by such related parties were $360 and $1,571 for the years ended December 31, 1998 and 1997, respectively.

  During 1998, the Company constructed four banking buildings. The majority owner of the contractor on these construction projects is a member of the Company's Board of Directors. Total payments to the contractor during the year ended December 31, 1998, were approximately $7,424.

15. REGULATORY MATTERS

  Federal regulatory agencies generally require member banks to maintain core (Tier 1) capital of at least 3% of total assets plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of total stockholders' equity. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital plus the lesser of the allowance for loan losses or 1.25% of risk- weighted assets.

  As of December 31, 1998 and 1997, the most recent notification from the regulators categorized the bank subsidiaries as "Well Capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the bank subsidiaries' category.

  At December 31, 1998, the bank subsidiaries exceeded their minimum capital requirements. As of December 31, 1998, the state bank commissioner's approval was required before the bank subsidiaries could declare and pay any dividend of 75% or more of the net profits of the bank subsidiaries after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. Approximately $5,703 was available at December 31, 1998 for payments of dividends by the bank subsidiaries without the approval of regulatory authorities.

  The bank subsidiaries are limited by federal law in the amount of credit which they may extend to their non-bank affiliates, including the Corporation. Loans and other extensions of credit (loans) to a single non-bank affiliate may not exceed 10% nor shall loans to all non-bank affiliates exceed 20% of an individual bank's capital plus its allowance for losses on loans. Such loans must be collateralized by assets having market values of 100% to 130% of the loan amount depending on the nature of the collateral. At December 31, 1998, the maximum amount available for transfer from the bank subsidiaries to the Company in the form of loans approximated $4,856. The law imposes no restrictions upon extensions of credit between FDIC-insured banks which are 80%-owned subsidiaries of the Corporation.

  The bank subsidiaries are required by regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 1998 and 1997, these required balances aggregated approximately $2,621 and $1,395, respectively.

The Company's and bank subsidiaries' regulatory capital positions were as follows:

                                                       December 31, 1998             December 31, 1997
                                                 ----------------------------  ----------------------------
                                                  Computed          Computed    Computed          Computed
                                                   Capital           Percent     Capital           Percent
                                                 ----------        ----------  ----------        ----------
Bank of the Ozarks, Inc. (consolidated):
 Total risk-based capital                           $41,340          10.21%     $ 37,465            14.27%
 Tier 1 risk-based capital                           36,651           9.05        34,177            13.01
 Leverage ratio                                          --           6.21            --             9.86

Bank of the Ozarks, wca:
 Total risk-based capital                           $36,700          12.57%     $ 28,349            15.44%
 Tier 1 risk-based capital                           33,117          11.34        26,050            14.19
 Leverage ratio                                          --           8.51            --            11.15

Bank of the Ozarks, nwa:
 Total risk-based capital                           $11,732          11.35%     $ 10,764            14.13%
 Tier 1 risk-based capital                           10,625          10.28         9,810            11.88
 Leverage ratio                                          --           6.57            --             9.71

Bank of the Ozarks:
 Total risk-based capital                           $ 5,180          44.11%           --               --
 Tier 1 risk-based capital                            5,180          44.11            --               --
 Leverage ratio                                          --          14.03            --               --

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of financial instruments.

  Cash and due from banks - For these short-term instruments, the carrying
  -----------------------
amount is a reasonable estimate of fair value.

  Investment securities - For securities held for investment purposes, fair
  ---------------------
values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

  Loans, net of unearned income - The fair value of loans is estimated by
  -----------------------------
discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  Deposit liabilities - The fair value of demand deposits, savings accounts, NOW
  -------------------
accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

  Other borrowed funds - For these short-term instruments, the carrying amount
  --------------------
is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

  Accrued interest - The carrying amount of accrued interest payable
  ----------------
approximates its fair value.

  Off-balance sheet instruments - Fair values for off-balance sheet lending
  -----------------------------
commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

  Commitments to extend credit and standby letters of credit - The fair value of
  ----------------------------------------------------------
these commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit-worthiness of the counter-parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date.

  The following table presents the estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                                      1998                         1997
                                                            -----------------------       -----------------------
                                                            Carrying         Fair         Carrying       Fair
                                                             Amount          Value         Amount        Value
                                                            --------       --------       --------       --------
Financial assets:
     Cash and due from banks                                $ 15,024       $ 15,024       $ 15,628       $ 15,628
     Available-for-sale securities                            17,629         17,629         25,297         25,297
     Held-to-maturity securities                             158,989        159,050         17,162         17,199
     Federal funds sold                                           --             --          2,885          2,885
     Loans, net of allowance for loan losses                 382,837        382,720        271,726        270,794
     Accrued interest receivable                               5,517          5,517          3,013          3,013

Financial liabilities:
     Demand, NOW and savings account deposits               $145,609       $145,609       $ 95,833       $ 95,833
     Time deposits                                           383,431        384,598        199,722        201,547
     Notes Payable                                            12,448         12,448          5,072          5,072
     FHLB advances and federal funds purchased                26,823         27,430         14,017         13,983
     Repurchase agreements                                     1,408          1,408             --             --
     Accrued interest and other liabilities                    2,357          2,357          1,783          1,783

Off balance sheet items:
     Standby letters of credit                                    --       $    334             --       $  1,932
     Commitments to extend credit                                 --         27,409             --         19,913
     Unfunded credit card loans                                   --          1,419             --          1,352

                Notes to Consolidated Financial Statements, Dollars in thousands


17. SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental cash flow information is as follows:

                                                                            Year Ended December 31,
                                                                           -------------------------
                                                                            1998     1997      1996
                                                                           ------   ------    ------
Cash paid during the period for:
     Interest                                                             $20,466  $13,255   $ 9,682
     Income taxes                                                           2,333    2,752     1,984
Supplemental schedule of non-cash investing and financing activities:
     Transfer of loans to foreclosed assets held for sale                 $   628  $   683   $   236
     Loans advanced for sales of foreclosed assets                            251      203        72

18. OTHER OPERATING EXPENSES
  The following is a summary of other operating expenses:

                                                                            Year Ended December 31,
                                                                           -------------------------
                                                                            1998     1997      1996
                                                                           ------   ------    ------
Operating supplies                                                         $  454   $  405    $  215
Advertising and public relations                                              566      332       123
Other                                                                       2,941    1,856     1,552
                                                                           ------   ------    ------
Total other operating expenses                                             $3,961   $2,593    $1,890
                                                                           ======   ======    ======

19. EARNINGS PER COMMON SHARE
  The following table sets forth the computation of basic and diluted earnings per share ("EPS"):

                                                                            Year Ended December 31,
                                                                           -------------------------
                                                                            1998     1997      1996
                                                                           ------   ------    ------
Numerator:
    Net income                                                             $5,629   $4,531    $3,027
                                                                           ======   ======    ======
Denominator:
    Denominator for basic EPS weighted average shares                       3,780    3,272     2,880
    Effect of dilutive securities:
        Stock options                                                          39        9        --
                                                                           ------   ------    ------
    Denominator for diluted EPS - adjusted weighted average
        shares and assumed conversions                                      3,819    3,281     2,880
                                                                           ======   ======    ======
Basic EPS                                                                  $ 1.49   $ 1.38    $ 1.05
                                                                           ======   ======    ======
Diluted EPS                                                                $ 1.47   $ 1.38    $ 1.05
                                                                           ======   ======    ======

20. PARENT COMPANY FINANCIAL INFORMATION

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position and results of operations for the parent company:

                           Condensed Balance Sheets

                                                                               December 31,
                                                                           -------------------
                                                                             1998        1997
                                                                           -------     -------
         Assets
         ------
Cash and cash equivalents                                                  $    51     $ 3,264
Investment in subsidiaries                                                  51,459      36,313
Premises and equipment, net                                                     25          31
Excess cost over fair value of net assets acquired, at amortized cost        1,261       1,337
Other                                                                           11           8
                                                                           -------     -------
     Total assets                                                          $52,807     $40,953
                                                                           =======     =======
         Liabilities and Stockholders' Equity
         ------------------------------------
Notes payable                                                              $12,388     $ 5,072
Accrued interest and other liabilities                                          64         215
                                                                           -------     -------
 Total liabilities                                                          12,452       5,287
                                                                           -------     -------
Stockholders' equity
  Common stock                                                                  38          38
  Additional paid-in capital                                                14,314      14,314
  Retained earnings                                                         25,922      21,162
  Accumulated other comprehensive income                                        81         152
                                                                           -------     -------
   Total stockholders' equity                                               40,355      35,666
                                                                           -------     -------
    Total liabilities and stockholders' equity                             $52,807     $40,953
                                                                           =======     =======

Notes to Consolidated Financial Statements, Dollars in thousands

                        Condensed Statements of Income

                                                                      Year Ended December 31,
                                                                 --------------------------------
                                                                  1998          1997        1996
                                                                 ------        ------      ------
Income
 Dividends from subsidiaries                                     $3,317        $    -      $1,250
 Other                                                                2             1           1
                                                                 ------        ------      ------
Total income                                                      3,319             1       1,251
                                                                 ------        ------      ------
Expenses
 Interest                                                           637           554         468
 Salaries and employee benefits                                       -           284         349
 Net occupancy and equipment                                         53            71          51
 Other operating expenses                                           620           360         243
                                                                 ------        ------      ------
Total expenses                                                    1,310         1,269       1,111
                                                                 ------        ------      ------
Income (loss) before income tax benefit
 and equity in undistributed earnings of subsidiaries             2,009        (1,268)        140
 Income tax benefit                                                 461           486         183
 Equity in undistributed earnings of subsidiary                   3,159         5,313       2,704
                                                                 ------        ------      ------
Net income                                                       $5,629        $4,531      $3,027
                                                                 ======        ======      ======

                      Condensed Statements of Cash Flows

                                                                      Year Ended December 31,
                                                                 -----------------------------------
                                                                   1998           1997        1996
                                                                 -------        -------      -------
Cash flows from operating activities
     Net income                                                  $ 5,629        $ 4,531      $ 3,027
     Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
        Depreciation                                                  13             18           16
        Amortization                                                  77             56           57
        Equity in undistributed earnings of
         subsidiaries                                             (3,159)        (5,313)      (2,704)
        Changes in assets and liabilities:
          Accrued interest and other liabilities                    (110)          (199)         106
          Other, net                                                  (3)            18          (30)
                                                                 -------        -------      -------
Net cash provided by (used in) operating activities                2,447           (889)         472
                                                                 -------        -------      -------
Cash flows from investing activities
     Purchases of premises and equipment                              (7)           (22)          (6)
     Purchase 100% of the stock in Heartland
        Community Bank, FSB                                       (3,100)            --           --
     Additional investment in subsidiaries and
        purchase of minority shares of stock                      (9,000)        (9,000)      (1,500)
                                                                 -------        -------      -------
Net cash used in investing activities                            (12,107)        (9,022)      (1,506)
                                                                 -------        -------      -------

Cash flows from financing activities
     Proceeds from issuance of common stock                           --         13,155           --
     Proceeds from notes payable                                  14,350         10,000        1,500
     Payments of notes payable                                    (7,034)       (10,324)         (24)
     Dividends paid                                                 (869)          (620)        (864)
                                                                 -------        -------      -------
Net cash provided by financing activities                          6,447         12,211          612
                                                                 -------        -------      -------
Net (decrease) increase in cash and cash equivalents              (3,213)         2,300         (422)
Cash and cash equivalents - beginning of period                    3,264            964        1,386
                                                                 -------        -------      -------
Cash and cash equivalents - end of period                        $    51        $ 3,264      $   964
                                                                 =======        =======      =======