Form 10-K, Exhibit 13
period 1999-12-31
BANK OF THE OZARKS INC
filed 2000-03-23
CIK 1038205

                                                                      EXHIBIT 13

                                     [LOGO]
                             Financial Information

                      Selected Consolidated Financial Data

                                                                             Year Ended December 31,
                                                   -------------------------------------------------------------------------
                                                         1999           1998           1997           1996           1995
                                                         ----           ----           ----           ----           ----
                                                                (Dollars in thousands, except per share amounts)
Income statement data:
   Interest income ............................... $    51,575    $    38,882    $    27,468    $    21,836    $    15,703
   Interest expense ..............................      27,782         20,518         12,979         10,031          7,391
   Net interest income ...........................      23,793         18,364         14,489         11,805          8,312
   Provision for loan losses .....................       2,485          2,026          1,139          1,486            360
   Non-interest income ...........................       5,147          5,031          2,925          1,865          1,168
   Non-interest expense ..........................      16,464         13,119          9,228          7,151          5,996
   Net income ....................................       6,635          5,629          4,531          3,027          2,170

Per common share data:
   Earnings - diluted ............................ $      1.75    $      1.47    $      1.38    $      1.05    $      0.75
   Book value ....................................       11.61          10.68           9.44           6.44           5.66
   Dividends .....................................        0.40           0.23           0.20           0.30           0.30
   Weighted avg. shares outstanding (thousands)...       3,792          3,819          3,281          2,880          2,894

Balance sheet data at period end:
   Total assets .................................. $   796,042    $   612,431    $   352,093    $   270,600    $   212,476
   Total loans ...................................     467,131        387,526        275,463        214,462        153,198
   Allowance for loan losses .....................       6,072          4,689          3,737          3,019          1,909
   Total investment securities ...................     263,395        176,618         42,459         39,608         37,137
   Total deposits ................................     595,930        529,040        295,555        231,648        182,463
   Repurchase agreements with customers ..........       9,026          1,408             --             --             --
   Other borrowings ..............................     126,989         39,271         19,089         18,123         11,867
   Total stockholders' equity ....................      43,874         40,355         35,666         18,547         16,294
   Loan to deposit ratio .........................       78.39%         73.25%         93.20%         92.58%         83.96%

Average balance sheet data:
   Total average assets .......................... $   709,640    $   486,729    $   314,489    $   240,208    $   185,160
   Total average stockholders' equity ............      41,988         37,951         26,328         17,144         15,392
   Average equity to average assets ..............        5.92%          7.80%          8.37%          7.14%          8.31%

Performance ratios:
   Return on average assets ......................        0.93%          1.16%          1.44%          1.26%          1.17%
   Return on average stockholders' equity ........       15.80          14.83          17.21          17.66          14.09
   Net interest margin ...........................        3.77           4.19           4.98           5.36           4.95
   Efficiency ....................................       55.09          54.98          52.55          51.60          61.83
   Dividend payout ...............................       22.86          15.65          14.49          28.57          40.00

Assets quality ratios:
   Net charge-offs as a percentage of average
      total loans ................................        0.26%          0.33%          0.17%          0.21%          0.08%
   Nonperforming loans to total loans ............        0.42           0.70           0.25           1.08           0.85
   Nonperforming assets to total assets ..........        0.53           0.50           0.24           0.88           0.63

Allowance for loan losses as a percentage of:
   Total loans ...................................        1.30%          1.21%          1.36%          1.41%          1.25%
   Nonperforming loans ...........................      307.91         171.82         534.62         130.69         146.28

Capital ratios at period end:
   Leverage capital ..............................        7.46%          6.21%          9.86%          6.42%          7.49%
   Tier I risk-based capital .....................       11.50           9.05          13.01           8.45           9.80
   Total risk-based capital ......................       13.15          10.21          14.27           9.70          11.05

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

General

      Net income was $6.6 million for the year ended December 31, 1999, a 17.9% increase over net income of $5.6 million in 1998. Net income in 1997 was $4.5 million. Diluted earnings rose 19.0% to $1.75 per share in 1999 compared to $1.47 per share in 1998. Diluted earnings in 1997 were $1.38 per share.

      As shown below total assets, loans and deposits increased 30.0%, 20.5% and 12.6%, respectively, from December 31, 1998 to December 31, 1999 and 73.9%, 40.7% and 79.0%, respectively, from December 31, 1997 to December 31, 1998. Stockholders' equity increased 8.7% from December 31, 1998 to December 31, 1999 and 13.1% from December 31, 1997 to December 31, 1998. During these same periods, book value per share increased 8.7% and 13.1%, respectively.

                                                                                                  % Change
                                                          December 31,                     ------------------------
                                            ----------------------------------------         1999           1998
                                              1999            1998            1997         from 1998      from 1997
                                            --------        --------        --------       ---------      ---------
                                        (Dollars in thousands except per share amounts)
        Assets........................      $796,042        $612,431        $352,093          30.0%         73.9%
        Loans.........................       467,131         387,526         275,463          20.5          40.7
        Deposits......................       595,930         529,040         295,555          12.6          79.0
        Stockholders' equity..........        43,874          40,355          35,666           8.7          13.1
        Book value per share..........         11.61           10.68            9.44           8.7          13.1

      Two measures of performance by banking institutions are return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 1999, the Company's ROA was 0.93% compared with 1.16% and 1.44%, respectively, for the years ended December 31, 1998 and 1997. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 1999, the Company's ROE was 15.80% compared with 14.83% and 17.21%, respectively, for the years ended December 31, 1998 and 1997.

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

Net Interest Income

      Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent ("FTE") basis. The adjustment to convert certain income to an FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate (34%).

1999 compared to 1998

   Net interest income (FTE) increased 31.4% to $24.7 million in 1999 from $18.8 million in 1998. This increase primarily resulted from a 46.1% increase in average earning assets to $656.6 million in 1999 from $449.4 million in 1998. The increase in average earning assets resulted from continued growth in the Company's loan portfolio and a significant increase in the investment securities portfolio. The Company's net interest margin declined from 4.19% for 1998 to 3.77% for 1999. The Company experienced strong competition for loans which reduced the Company's average loan yields by 77 basis points in 1999 compared to 1998. Deposit costs declined 48 basis points in 1999 compared to 1998 primarily as a result of lower CD rates on the repricing of promotional CD's offered in connection with certain branch openings in 1997 and 1998. Deposit growth not used to fund loans, along with certain borrowings, was used to increase the investment securities portfolio. The increase in the investment securities portfolio in amount and as a percentage of total assets increased the Company's net interest income but reduced the net interest margin as the yield on securities was less than the yield on loans.

1998 compared to 1997

      Net interest income (FTE) increased 28.7% to $18.8 million in 1998 from $14.6 million in 1997. This increase primarily resulted from a 53.1% increase in average earning assets to $449.4 million in 1998 from $293.6 million in 1997. The increase in average earning assets resulted from continued growth in the Company's loan portfolio and a significant increase in the investment securities portfolio. The Company's net interest margin declined from 4.98% for 1997 to 4.19% for 1998. While the Company experienced strong competition for loans which reduced the Company's average loan yields, deposit costs did not decline proportionately due to competition and promotional CD rates offered by the Company at its new offices opened in 1997 and 1998. The Company capitalized on favorable competitive opportunities resulting from industry consolidation to capture deposit market share causing its loan to deposit ratio to decline from 93.2% at the beginning of 1998 to 73.3% at December 31, 1998. Deposit growth not used to fund loans, along with certain borrowings, was used to increase the investment securities portfolio. The increase in the investment securities portfolio in amount and as a percentage of total assets increased the Company's net interest income but reduced net interest margin as the yield on securities was less than the yield on loans.

                         Analysis of Net Interest Income
                        (FTE = Fully Taxable Equivalent)

                                                             Year Ended December 31,
                                                        --------------------------------
                                                          1999        1998        1997
                                                        -------     -------     -------
                                                             (Dollars in thousands)
        Interest income ............................    $51,575     $38,882     $27,468
        FTE adjustment .............................        947         466         144
                                                        -------     -------     -------
        Interest income--FTE .......................     52,522      39,348      27,612
        Interest expense ...........................     27,782      20,518      12,979
                                                        -------     -------     -------
        Net interest income--FTE ...................    $24,740     $18,830     $14,633
                                                        =======     =======     =======

        Yield on interest earning assets--FTE ......       8.00%       8.76%       9.40%
        Cost of interest bearing liabilities .......       4.63        5.06        5.02
        Net interest spread--FTE ...................       3.37        3.70        4.38
        Net interest margin--FTE ...................       3.77        4.19        4.98

      The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 1999, 1998 and 1997. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for assets and liabilities. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and origination costs, capitalization of interest on construction projects and late fees. These are considered adjustments to yields or rates.

          Average Consolidated Balance Sheets and Net Interest Analysis

                                                                       Year Ended December 31,
                                                     --------------------------------------------------------------
                                                                1999                              1998
                                                     ----------------------------     ---------------------------
                                                      Average   Income/    Yield/     Average    Income/   Yield/
                                                      Balance   Expense     Rate      Balance    Expense    Rate
                                                     --------   --------    ----      --------   --------   ----
         ASSETS                                                                           (Dollars in thousands)
Earning assets:
   Interest bearing deposits .....................   $    262   $     14    5.18%     $  3,730   $    205   5.50%
   Federal funds sold ............................        579         31    5.30         1,659         89   5.36
   Investment securities:
      Taxable ....................................    194,511     12,847    6.61        99,840      6,654   6.66
      Tax-exempt--FTE ............................     36,938      2,538    6.87        15,790      1,160   7.35
   Loans--FTE (net of unearned income) ...........    424,339     37,092    8.74       328,394     31,240   9.51
                                                     --------   --------              --------   --------
        Total earning assets .....................    656,629     52,522    8.00       449,413     39,348   8.76
   Non-earning assets ............................     53,011                           37,316
                                                     --------                         --------
        Total assets .............................   $709,640                         $486,729
                                                     ========                         ========

         LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Deposits:
      Savings and interest bearing transaction ...   $105,980   $  2,756    2.60%     $ 74,354   $  2,054   2.76%
      Time deposits of $100,000 or more ..........    177,938      8,892    5.00        87,751      4,899   5.58
      Other time deposits ........................    239,707     12,183    5.08       198,268     11,165   5.63
                                                     --------   --------              --------   --------
        Total interest bearing deposits ..........    523,625     23,831    4.55       360,373     18,118   5.03
   Repurchase agreements with customers ..........      2,991        132    4.40           108          4   3.70
   FHLB advances and federal funds ...............     67,793      3,433    5.06(1)     36,402      1,759   4.83(1)
   Notes payable(2) ..............................      5,924        386    6.52         8,811        637   7.23
                                                     --------   --------              --------   --------
        Total interest bearing liabilities .......    600,333     27,782    4.63       405,694     20,518   5.06
Non-interest liabilities:
   Non-interest bearing deposits .................     54,782                           40,583
   Other non-interest liabilities ................      3,085                            2,501
                                                     --------                         --------
        Total liabilities ........................    658,200                          448,778
Trust preferred securities .......................      9,452                               --
Stockholders' equity .............................     41,988                           37,951
                                                     --------                         --------
        Total liabilities and stockholders' equity   $709,640                         $486,729
                                                     ========                         ========
Interest rate spread--FTE ........................                          3.37%                           3.70%
                                                                --------                         --------
Net interest income--FTE .........................              $ 24,740                         $ 18,830
                                                                ========                         ========
Net interest margin--FTE .........................                          3.77%                           4.19%

                                                       Year Ended December 31,
                                                     ----------------------------
                                                                 1997
                                                     ----------------------------
                                                     Average    Income/    Yield/
                                                     Balance    Expense     Rate
                                                     --------   --------    ----
         ASSETS
Earning assets:
   Interest bearing deposits .....................   $  3,883   $    213    5.49%
   Federal funds sold ............................      2,021        108    5.34
   Investment securities:
      Taxable ....................................     39,413      2,684    6.81
      Tax-exempt--FTE ............................      3,520        353   10.03
   Loans--FTE (net of unearned income) ...........    244,757     24,254    9.91
                                                     --------   --------
        Total earning assets .....................    293,594     27,612    9.40
   Non-earning assets ............................     20,895
                                                     --------
        Total assets .............................   $314,489
                                                     ========

         LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Deposits:
      Savings and interest bearing transaction ...   $ 61,184   $  1,786    2.92%
      Time deposits of $100,000 or more ..........     48,919      2,753    5.63
      Other time deposits ........................    129,969      7,287    5.61
                                                     --------   --------
        Total interest bearing deposits ..........    240,072     11,826    4.93
   Repurchase agreements with customers ..........         --         --      --
   FHLB advances and federal funds ...............     12,347        599    4.85(1)
   Notes payable(2) ..............................      6,125        554    9.04
                                                     --------   --------
        Total interest bearing liabilities .......    258,544     12,979    5.02
Non-interest liabilities:
   Non-interest bearing deposits .................     26,981
   Other non-interest liabilities ................      2,636
                                                     --------
        Total liabilities ........................    288,161
Trust preferred securities .......................         --
Stockholders' equity .............................     26,328
                                                     --------
        Total liabilities and stockholders' equity   $314,489
                                                     ========
Interest rate spread--FTE ........................                          4.38%
                                                                --------
Net interest income--FTE .........................              $ 14,633
                                                                ========
Net interest margin--FTE .........................                          4.98%

      (1) This rate is impacted by the capitalization of interest on construction projects in the amount of $51,000, $275,000 and $145,000 for the years ended December 31, 1999, 1998 and 1997, respectively. In the absence of this capitalization these percentages would have been 5.14%, 5.59% and 6.03% for the years ended December 31, 1999, 1998 and 1997, respectively.

      (2) The interest expense on notes payable includes interest accrued for the year ended December 31, 1997 for a tax dispute related to the years 1992-1995. Such interest accrual was $25,000 and was recorded during the year ended December 31, 1997.

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

                   Analysis of Changes in Net Interest Income

                                                     1999 over 1998                        1998 over 1997
                                             --------------------------------    --------------------------------
                                                          Yield/                              Yield/
                                              Volume       Rate       Total       Volume       Rate       Total
                                             --------    --------    --------    --------    --------    --------
                                                                     (Dollars in thousands)
Increase (decrease) in:
Interest income--FTE:
    Interest bearing deposits ............   $   (179)   $    (12)   $   (191)   $     (8)   $     --    $     (8)
    Federal funds sold ...................        (57)         (1)        (58)        (19)         --         (19)
    Investment securities:
      Taxable ............................      6,253         (60)      6,193       4,027         (57)      3,970
      Tax-exempt--FTE ....................      1,453         (75)      1,378         901         (94)        807
    Loans (net of unearned income) .......      8,388      (2,536)      5,852       7,956        (970)      6,986
                                             --------    --------    --------    --------    --------    --------
      Total interest income--FTE .........     15,858      (2,684)     13,174      12,857      (1,121)     11,736
                                             --------    --------    --------    --------    --------    --------
Interest expense:
  Savings and interest bearing transaction        823        (121)        702         364         (96)        268
  Time deposits of $100,000 or more ......      4,507        (514)      3,993       2,168         (22)      2,146
  Other time deposits ....................      2,106      (1,088)      1,018       3,846          32       3,878
  Repurchase agreements with customers ...        127           1         128           4          --           4
  FHLB advances and federal funds ........      1,589          85       1,674       1,163          (3)      1,160
  Notes payable ..........................       (188)        (63)       (251)        194        (111)         83
                                             --------    --------    --------    --------    --------    --------
      Total interest expense .............      8,964      (1,700)      7,264       7,739        (200)      7,539
                                             --------    --------    --------    --------    --------    --------
Increase (decrease) in net interest
      income--FTE ........................   $  6,894    $   (984)   $  5,910    $  5,118    $   (921)   $  4,197
                                             ========    ========    ========    ========    ========    ========

Non-Interest Income

      The Company's non-interest income can primarily be broken down into five main sources: (1) service charges on deposit accounts, (2) mortgage lending income, (3) other charges and fees including appraisal fees and commissions from the sale of credit related insurance products, (4) trust income and (5) gains on sales of assets.

   Non-interest income for the year ended December 31, 1999 increased 2.3% to $5.1 million compared with $5.0 million in 1998. Non-interest income was $2.9 million in 1997. During 1999 the Company benefited from strong growth in service charges on deposit accounts and increases in trust income compared to 1998. The increase in service charge income resulted from continued growth in the number of retail checking, savings and money market accounts, growth in the number of commercial checking accounts and cash management customers, increased service charge rates and improved collection and waiver practices. The improvements in these components of non-interest income were offset by declining mortgage lending income in 1999, particularly in the last half of the year as rising interest rates resulted in a significant reduction in the rate of mortgage refinancing and slowed real estate activity in general.

      The table below shows non-interest income for the years ended December 31, 1999, 1998 and 1997.

                               Non-Interest Income

                                                      Year Ended December 31,
                                                  ------------------------------
                                                   1999        1998       1997
                                                  -------     -------    -------
                                                      (Dollars in thousands)
Service charges on deposit accounts ..........    $ 2,499     $ 1,372    $   957
Mortgage lending income ......................      1,306       2,136        566
Other charges and fees .......................        630         656        570
Trust income .................................        479         335        274
Gain on sale of loans ........................         --          --         57
Gain on sale of foreclosed real estate .......         16          98        261
Gain (loss) on sale of other assets ..........         (4)         15         76
Gain on sale of securities ...................         69         255         14
Printed check sales ..........................         32         118        127
Other ........................................        120          46         23
                                                  -------     -------    -------
      Total non-interest income ..............    $ 5,147     $ 5,031    $ 2,925
                                                  =======     =======    =======

Non-Interest Expense

      Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 1999 increased 25.5% to $16.5 million compared with $13.1 million in 1998. Non-interest expense was $9.2 million in 1997. The increase in 1999 primarily resulted from the Company's continued growth and expansion as well as expenses incurred in connection with consolidation of the Company's banking subsidiaries into a single charter during the first half of 1999. Full time equivalent employees increased to 292 at December 31, 1999 from 266 at December 31, 1998 as the Company added staff due to continued growth.

      The Company's efficiency ratio (non-interest expenses divided by the sum of net interest income on a tax equivalent basis and non-interest income) was 55.1% for the year ended December 31, 1999 compared to 55.0% in 1998 and 52.6% in 1997.

      The table below shows non-interest expense for the years ended December 31, 1999, 1998 and 1997.

                              Non-Interest Expense

                                                      Year Ended December 31,
                                                   -----------------------------
                                                     1999       1998       1997
                                                   -------    -------    -------
                                                      (Dollars in thousands)
Salaries and employee benefits ................    $ 8,752    $ 7,197    $ 5,330
Net occupancy expense .........................      1,223        877        584
Equipment expense .............................      1,432      1,084        721
Other real estate and foreclosure expense .....        358        130         40
Other operating expense:
   Professional and outside services ..........        319        211        102
   Postage ....................................        286        243        178
   Telephone ..................................        418        314        221
   Data lines .................................        186        139         41
   Operating supplies .........................        513        454        405
   Advertising and public relations ...........        612        566        332
   Directors' fees ............................        121        114        116
   Software expense ...........................        301        190        119
   Check printing charges .....................         27        147        137
   ATM expense ................................        178        118         53
   FDIC and state assessments .................        217        166        112
   Business development, meals and travel .....        147        120         69
   Amortization of goodwill ...................         90        106         56
   Amortization of other intangibles ..........        172         67         19
   Other ......................................      1,112        876        593
                                                   -------    -------    -------
         Total non-interest expense ...........    $16,464    $13,119    $ 9,228
                                                   =======    =======    =======

Income Taxes

      The provision for income taxes was $2.5 million for the year ended December 31, 1999 compared to $2.6 million in 1998 and $2.5 million in 1997. The effective income tax rates were 27.4%, 31.8% and 35.7%, respectively, for 1999, 1998 and 1997.

      In 1999 the Company recovered $153,000 of tax and $91,000 of interest related to the assessment of additional state income taxes for the year 1992 with respect to a dispute involving the taxation of intercompany dividends. This assessment had been expensed in 1996. The decrease in effective tax rates in 1999 resulted from this state tax recovery and the Company's increased investments in tax-exempt securities, including securities exempt from both federal and Arkansas income taxes as well as certain federal agency securities exempt solely from Arkansas income taxes. The decrease in the effective tax rate for 1998 compared to 1997 was primarily a result of increased investments in tax-exempt securities.

                         Analysis of Financial Condition

Loan Portfolio

      At December 31, 1999 the Company's loan portfolio was $467.1 million, an increase of 20.5% from $387.5 million at December 31, 1998. As of December 31, 1999 the Company's loan portfolio consisted of approximately 62.5% real estate loans, 17.5% consumer loans, 15.0% commercial and industrial loans and 4.3% agricultural loans (non-real estate).

      The amount and type of loans outstanding are reflected in the following table.

                                 Loan Portfolio

                                                                                 December 31,
                                                 ---------------------------------------------------------------------
                                                   1999           1998           1997            1996           1995
                                                 --------       --------       --------        --------       --------
                                                                        (Dollars in thousands)
Real estate:
   Owner-occupied 1-4
      family residential.................        $136,856       $121,539      $  96,943       $  78,124      $  55,609
   Non-farm/non-residential..............         101,766         76,563         41,710          35,258         36,603
   Agricultural..........................          20,396         19,463         13,443          11,583          9,274
   Construction/land development.........          28,294         23,305         16,257           8,808          3,471
   Multifamily residential...............           4,687          6,207          3,897           3,743          4,388
                                                 --------       --------       --------        --------       --------
       Total real estate.................         291,999        247,077        172,250         137,516        109,345
Consumer.................................          81,753         66,407         53,233          39,868         25,372
Commercial and industrial................          70,012         52,192         37,470          28,154         11,077
Agricultural (non-real estate)...........          19,947         20,068         10,824           8,363          6,963
Other....................................           3,420          1,782          1,686             561            441
                                                 --------       --------       --------        --------       --------
       Total loans.......................        $467,131       $387,526       $275,463        $214,462       $153,198
                                                 ========       ========       ========        ========       ========

      The following table reflects remaining maturities at December 31, 1999 by type and by fixed or floating interest rates.

                                  Loan Maturities

                                                           Over 1 Year
                                                1 Year      Through        Over
                                               or Less      5 Years      5 Years     Total
                                              --------     --------      -------    --------
                                                          (Dollars in thousands)
Real estate................................   $ 73,474     $182,633      $35,892    $291,999
Consumer...................................     18,784       60,350        2,619      81,753
Commercial, industrial and agricultural....     40,034       46,316        3,609      89,959
Other......................................        132           67        3,221       3,420
                                              --------     --------      -------    --------
                                              $132,424     $289,366      $45,341    $467,131
                                              ========     ========      =======    ========

Fixed rate.................................   $120,586     $283,952      $25,303    $429,841
Floating rate..............................     11,838        5,414       20,038      37,290
                                              --------     --------      -------    --------
                                              $132,424     $289,366      $45,341    $467,131
                                              ========     ========      =======    ========

Nonperforming Assets

      Nonperforming assets consist of (1) nonaccrual loans, (2) accruing loans 90 days or more past due, (3) restructured loans providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan obligations or upon foreclosure.

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

      Nonperforming loans as a percent of total loans improved to 0.42% at year-end 1999 compared to 0.70% at year-end 1998. Nonperforming assets as a percent of total assets increased slightly to 0.53% as of year-end 1999 compared to 0.50% as of year-end 1998. During the first quarter of 1999 the Company placed on nonaccrual status residential real estate development loans to a single borrower and charged these loans down to the $1.6 million dollar appraised value of the collateral. During the third quarter the Company completed foreclosure and acquired title to the real estate securing these loans and transferred the loan balances to other real estate. The Company completed the sale of approximately 9% of the lots in this development during the fourth quarter of 1999.

      The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and foreclosed assets held for sale.

                              Nonperforming Assets

                                                                             December 31,
                                                            ----------------------------------------------
                                                             1999      1998      1997      1996      1995
                                                            ------    ------    ------    ------    ------
                                                                         (Dollars in thousands)
Nonaccrual loans ........................................   $1,972    $2,708    $  664    $2,057    $1,181
Accruing loans 90 days or more past due .................       --        21        35       253       124
Restructured loans ......................................       --        --        --        --        --
                                                            ------    ------    ------    ------    ------
      Total nonperforming loans .........................    1,972     2,729       699     2,310     1,305
Foreclosed assets held for sale and repossessions(1) ....    2,238       314       136        78        29
                                                            ------    ------    ------    ------    ------
      Total nonperforming assets ........................   $4,210    $3,043    $  835    $2,388    $1,334
                                                            ======    ======    ======    ======    ======

Nonperforming loans to total loans ......................     0.42%     0.70%     0.25%     1.08%     0.85%
Nonperforming assets to total assets ....................     0.53      0.50      0.24      0.88      0.63

      (1) Foreclosed assets held for sale and repossessions are generally written down to estimated market value at the time of transfer from the loan portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value, if lower, until disposition. Under Arkansas banking law, other real estate owned is generally required to be written off over a five year period unless approval of the Arkansas State Bank Department is obtained to write such assets off over an extended period.

An analysis of the allowance for loan losses for the periods indicated is shown in the table below.

                     Allowance and Provision for Loan Losses

                                                                                     Year Ended December 31,
                                                                   -----------------------------------------------------
                                                                    1999        1998        1997        1996       1995
                                                                   ------      ------      ------      ------     ------
                                                                                  (Dollars in thousands)
Balance, beginning of period..................................     $4,689      $3,737      $3,019      $1,909     $1,649
Loans charged off:
     Real estate:
          Owner-occupied 1-4 family residential...............        260          75          35          73         14
          Non-farm/non-residential............................          8          18          --          --         51
          Agricultural........................................          3          --          --          --         --
          Construction/land development.......................        115          --          --          --         --
          Multifamily residential.............................         --          --          --          --         --
                                                                   ------      ------      ------      ------     ------
               Total real estate..............................        386          93          35          73         65
     Consumer.................................................        516         633         434         216         44
     Commercial and industrial................................        271         423          --         128         47
     Agricultural (non-real estate)...........................         52          --          --          --         --
                                                                   ------      ------      ------      ------     ------
               Total loans charged off........................      1,225       1,149         469         417        156
                                                                   ------      ------      ------      ------     ------

Recoveries of loans previously charged off:
     Real estate:
          Owner-occupied 1-4 family residential...............          4           9           5           2         --
          Non-farm/non-residential............................         --          --          --          --         33
          Agricultural .......................................         --          --           2          --         --
          Construction/land development.......................          2          --          --          --         --
          Multifamily residential.............................         --          --          --          --         --
                                                                   ------      ------      ------      ------     ------
               Total real estate..............................          6           9           7           2         33
     Consumer.................................................        111          55          39          35         23
     Commercial and industrial ...............................          6          11           2           4         --
     Agricultural (non-real estate)...........................         --          --          --          --         --
                                                                   ------      ------      ------      ------     ------
               Total recoveries ..............................        123          75          48          41         56
                                                                   ------      ------      ------      ------     ------
Net loans charged off ........................................      1,102       1,074         421         376        100
Provision charged to operating expense........................      2,485       2,026       1,139       1,486        360
                                                                   ------      ------      ------      ------     ------
Balance, end of period .......................................     $6,072      $4,689      $3,737      $3,019     $1,909
                                                                   ======      ======      ======      ======     ======

Net charge-offs to average loans outstanding
     during the periods indicated.............................       0.26%       0.33%       0.17%       0.21%      0.08%
Allowance for loan losses to total loans .....................       1.30        1.21        1.36        1.41       1.25
Allowance for loan losses to nonperforming loans .............     307.91      171.82      534.62      130.69     146.28

      The Company continuously monitors its underwriting procedures in an attempt to maintain loan quality. Beginning in 1998 and continuing in 1999 the Company implemented changes in its lending process, including changes in personnel, to more effectively address credit risks associated with the Company's loan portfolio growth. These changes are intended to improve loan quality and allow the Company to continue to maintain a satisfactory charge-off level.

      The amounts of provisions to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis, and
(3) a historical analysis. In addition to these objective criteria, the Company subjectively assesses adequacy of the allowance for loan losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. The Company's allowance for loan losses increased to $6,072,000 at December 31, 1999, or 1.30% of total loans, compared with $4,689,000, or 1.21% of total loans, at December 31, 1998. While management believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan losses.

      During the fourth quarter of 1999, the Company modified its internal grading system analysis to more closely follow the Company's actual historical loan loss experience. This modified analysis assigns grades to all loans except owner-occupied 1-4 family residential loans and consumer installment loans. Graded loans are assigned to one of seven risk grades, with each grade being assigned a specific reserve allocation percentage. The loan grade for each individual loan is determined by the loan officer at the time it is made and changed from time to time to reflect an ongoing assessment of loan risk. Loan grades are reviewed on specific loans from time to time by senior management and as part of the Company's internal loan review process. Owner-occupied 1-4 family residential and consumer installment loans are assigned a reserve allocation percentage based on past due status.

      The sum of all reserve amounts determined by this methodology is utilized by management as the primary indicator of the appropriate reserve level. The unallocated reserve generally serves to compensate for the uncertainty in estimating loan losses, including the possibility of changing risk ratings or specific reserve allocations.

      In addition to the above analysis, the Company compares the allowance for loan losses (as a percentage of total loans) maintained by its subsidiary bank to the peer group average percentage as shown on the most recently available FDIC Uniform Bank Performance Reports for such banks. The Company also compares the allowance for loan loss to the bank's historical cumulative net charge-offs for the five preceding calendar years.

      The Company subjectively assesses the adequacy of the allowance for loan losses by considering the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category (except in the case of owner-occupied 1-4 family residential and consumer installment loans), risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include the following: (1) for non-farm/non-residential loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (2) for agricultural real estate loans, the loan to value ratio; (3) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing if any, experience and ability of the developer and loan to value ratios; (4) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; (5) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

      Management reviews the allowance on a quarterly basis to determine whether the amount of regular monthly provision should be increased or decreased or whether additional provisions should be made to the allowance. The allowance is determined by management's assessment and grading of individual loans in the case of loans other than owner-occupied 1-4 family residential and consumer installments and specific reserves made for other categories of loans. The total allowance amount is available to absorb losses across the Company's entire portfolio.

      The following table sets forth the sum of the amounts of the allowance for loan losses attributable to individual loans within each loan category, or loan categories in general, and unallocated reserves as of December 31, 1999, 1998 and 1997. These amounts have been computed using the modified grading system analysis. The allowance amounts for 1998 have been restated to conform to this methodology. Information prior to the Company's initial public offering in 1997 is not available. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular loan categories.

                   Allocation Of The Allowance For Loan Losses

                                           Percent of                 Percent of                  Percent of
                                             Loans in                  Loans in                    Loans in
                                Allowance  Category to    Allowance   Category to    Allowance    Category to
                                 Amount    Total Loans     Amount     Total Loans    Amount(1)    Total Loans
                                ---------  -----------    ---------   -----------    ---------    -----------
                                   December 31, 1999         December 31, 1998          December 31, 1997
                                ----------------------    -----------------------    ------------------------
                                                          (Dollars in thousands)
Real estate:
  Owner-occupied
    1-4 family residential ....   $  478        29.2%      $  532        31.4%        $1,116          35.2%
  Non-farm/non-residential ....    1,067        21.8          801        19.7            423          15.2
  Agricultural ................      302         4.4          231         5.0            152           4.9
  Construction/land development      321         6.1          267         6.0            163           5.9
  Multifamily .................       57         1.0           63         1.6             41           1.4
Consumer ......................    1,313        17.5        1,236        17.1            372          19.3
Commercial and industrial .....      808        15.0          610        13.5            412          13.6
Agricultural (non-real estate)       322         4.3          257         5.2            114           3.9
Other .........................      225         0.7          179         0.5            248           0.6
Unallocated reserves ..........    1,179         N/A          513         N/A            696           N/A
                                  ------       -----       ------       -----         ------         -----
                                  $6,072       100.0%      $4,689       100.0%        $3,737         100.0%
                                  ======       =====       ======       =====         ======         =====

      (1) The allocation of the allowance by loan type as of December 31, 1997 is presented based on the Company's previous methodology as information is not available to restate this allocation.

      The Company maintains an internally classified loan list that, along with the list of nonaccrual or nonperforming loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are loans that are in the process of being charged off. At December 31, 1999, substandard loans not designated as nonaccrual or 90 days past due totaled $3 million. No loans were designated as doubtful or loss at December 31, 1999.

      Administration of the subsidiary bank's lending function is the responsibility of the Chief Executive Officer, Vice Chairman and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and various loan committees. Loan authorities are granted to the Chief Executive Officer and Vice Chairman as determined appropriate by the Board of Directors. Loan authorities of other lending officers are assigned by the Chief Executive Officer and Vice Chairman.

      Loans and aggregate loan relationships exceeding $3 million up to the lending limit of the bank can be authorized only by the Board of Directors. Loans and aggregate loan relationships exceeding $1 million up to $3 million can be authorized by one of the loan committees. At quarterly meetings, a designated loan review committee reviews detailed reports of new loans, loan commitments over $100,000, loan loss activity, past due and problem loans, asset quality and other matters as appropriate. The Board of Directors also reviews on a monthly basis reports of loan originations, past due loans, internally classified and watch list loans and activity in the Company's allowance for loan losses.

      The Company's compliance and loan review officers are responsible for serving the bank subsidiary of the Company in the loan review and compliance areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance and loan review officers prepare loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. This report is provided to the audit committee, which consists of three non-employee members of the Board of Directors.

      The Company's allowance for loan losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan portfolio in 1999 and 1998, key allowance and nonperforming loan ratios and comparisons to industry averages.

      Based on these procedures, management believes that the allowance of $6,072,000 at December 31, 1999 is adequate. The allowance for loan losses is 1.30% of loans at December 31, 1999 compared to 1.21% at December 31, 1998.

      Provision for Loan Losses: The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for 1999 was $2.5 million compared to $2.0 million in 1998 and $1.1 million in 1997.

Investments and Securities

      The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the amortized cost and the fair value of investment securities for each of the dates indicated.

                              Investment Securities

                                                               December 31,
                                      ---------------------------------------------------------------
                                             1999                  1998                  1997
                                      -------------------   -------------------   -------------------
                                        Book       Fair       Book       Fair       Book       Fair
                                      Value(1)   Value(2)   Value(1)   Value(2)   Value(1)   Value(2)
                                      --------   --------   --------   --------   --------   --------
                                                           (Dollars in thousands)
Securities of U.S. Government
     agencies .....................   $215,713   $202,947   $156,351   $156,331   $ 24,583   $ 24,596
Mortgage-backed securities ........        192        192      2,117      2,117      9,571      9,571
Obligations of states and political
     subdivisions .................     39,705     39,665     14,904     14,985      6,795      6,819
Other securities ..................      7,785      7,782      3,246      3,246      1,510      1,510
                                      --------   --------   --------   --------   --------   --------
           Total ..................   $263,395   $250,586   $176,618   $176,679   $ 42,459   $ 42,496
                                      ========   ========   ========   ========   ========   ========

      (1) The book value on available-for-sale securities is adjusted to reflect the unrealized gains or losses on those securities.

      (2) The fair value of the Company's investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

      The following table reflects the amortized cost, by contractual maturity, of the Company's investment securities at December 31, 1999 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 34% tax rate) of such securities. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                 Maturity Distribution of Investment Securities

                                                                  Over        Over
                                                    1 Year       1 Year      5 Years       Over
                                                      or         Thru 5      Thru 10        10                       Fair
                                                     Less         Years       Years        Years       Total         Value
                                                   ---------    ---------    --------    --------    --------      --------
                                                                           (Dollars in thousands)
Securities of U.S. Government agencies .........   $      --    $      --    $181,211    $ 34,502    $215,713(1)   $202,947
Mortgage-backed securities .....................          --           --          55         137         192           192
Obligations of states and political subdivisions         451        5,563       8,442      25,249      39,705(2)     39,665
Other securities ...............................          --           --          --       7,785       7,785         7,782
                                                   ---------    ---------    --------    --------    --------      --------
     Total .....................................   $     451    $   5,563    $189,708    $ 67,673    $263,395      $250,586
                                                   =========    =========    ========    ========    ========      ========
Percentage of total ............................        0.17%        2.11%      72.02%      25.69%     100.00%
Weighted average yield (FTE)(3) ................        7.18         6.26        6.66        6.72        6.62

(1) At December 31, 1999 all federal agency securities held by the Company have certain rights which allow the issuer to call or prepay the obligation without prepayment penalties.

(2) At December 31, 1999 approximately $1.0 million of these securities earned interest at floating rates repricing semi-annually.

(3) The weighted average yields (FTE) are based on book value.

Deposits

      The Company's bank subsidiary lending and investing activities are funded primarily by deposits, approximately 72.9% of which were time deposits and 27.1% of which were demand and savings deposits at December 31, 1999. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 17.7% of total deposits at December 31, 1999. Non-interest bearing demand deposits at December 31, 1999, constituted approximately 9.4% of total deposits. The Company had no brokered deposits at December 31, 1999.

                       Average Deposit Balances and Rates

                                                             Year Ended December 31,
                                      -------------------------------------------------------------------
                                              1999                    1998                   1997
                                      ----------------------   -------------------   --------------------
                                                     Average                Average               Average
                                        Average       Rate      Average      Rate     Average      Rate
                                        Amount        Paid      Amount       Paid     Amount       Paid
                                      ----------------------   -------------------   --------------------
                                                              (Dollars in thousands)
Non-interest bearing accounts .....   $    54,782        --    $ 40,583        --    $ 26,981        --
Interest bearing accounts:
   Transaction (NOW) ..............        51,615      2.21%     32,419      2.25%     25,469      2.19%
   Savings ........................        15,702      1.97      12,002      2.11       8,734      2.13
   Money market ...................        38,663      3.38      29,933      3.58      26,981      3.86
   Time deposits less than $100,000       239,707      5.08     198,268      5.63     129,969      5.61
   Time deposits $100,000 or more .       177,938      5.00      87,751      5.58      48,919      5.63
                                      -----------              --------              --------
      Total deposits ..............   $   578,407              $400,956              $267,053
                                      ===========              ========              ========

      The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 1999.

          Maturity distribution of time deposits of $100,000 and over

                                                       December 31, 1999
                                                       -----------------
                                                     (Dollars in thousands)
            Maturity
            --------
            3 months or less ...................            $83,576
            3 to 6 months ......................             54,565
            6 to 12 months......................             38,937
            Over 12 months......................             13,822

Interest Rate Sensitivity

      The Company's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

      The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, the committee reviews on at least a quarterly basis the bank subsidiary's relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for different time periods. Additionally, the committee and management review other alternative interest rate risk measures and utilize a simulation model in assessing the Company's interest rate sensitivity.

      Using a simple static GAP analysis as shown in the following table, at December 31, 1999 the cumulative ratios of rate sensitive assets to rate sensitive liabilities at six months and one year, respectively, were 43.6% and 47.8%. A financial institution is considered to be liability sensitive, or as having a negative GAP, when the amount of its interest bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive GAP, when the amount of its interest bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP. Due to inherent limitations in any static GAP analysis and since conditions change on a daily basis, these expectations may not reflect future results.

                      Rate Sensitive Assets and Liabilities

                                                       December 31, 1999
                           --------------------------------------------------------------------------
                             Rate        Rate                               Cumulative     Cumulative
                           Sensitive   Sensitive    Period     Cummulative     Gap to      RSA(1) to
                            Assets    Liabilities     Gap          Gap      Total RSA(1)     RSL(2)
                           ---------  -----------  ---------   -----------  ------------   ----------
                                      (Dollars in thousands)
Floating rate ..........   $  39,790   $  78,849   $ (39,059)   $ (39,059)      (5.34)%      50.46%
Fixed rate repricing in:
  1 month ..............      38,758      60,385     (21,627)     (60,686)      (8.30)       56.41
  2 months .............      26,511      94,097     (67,586)    (128,272)     (17.55)       45.03
  3 months .............      22,841      61,160     (38,319)    (166,591)     (22.80)       43.43
  4 months .............      20,241      42,250     (22,009)    (188,600)     (25.81)       43.99
  5 months .............      17,363      32,265     (14,902)    (203,502)     (27.85)       44.85
  6 months .............      18,152      52,510     (34,358)    (237,860)     (32.55)       43.57
  6 months - 1 year ....      79,012     127,634     (48,622)    (286,482)     (39.20)       47.83
  1-2 years ............      91,101      64,772      26,329     (260,153)     (35.60)       57.62
  2-3 years ............      57,584      20,882      36,702     (223,451)     (30.58)       64.80
  3-4 years ............      33,539      18,407      15,132     (208,319)     (28.51)       68.11
  4-5 years ............      22,606       1,763      20,843     (187,476)     (25.65)       71.38
  Over 5 years .........     263,311      20,794     242,517       55,041        7.53       108.14
                           ---------   ---------   ---------
     Total .............   $ 730,809   $ 675,768   $  55,041
                           =========   =========   =========

(1) Rate Sensitive Assets
(2) Rate Sensitive Liabilities

      The data used in the table above is based on contractual repricing dates for variable or adjustable rate instruments except for interest bearing Now accounts and regular savings accounts which are reflected as repricing prorata during the first four years. Callable investments or borrowing are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the fixed rate category for the time period in which the call occurs or is expected to occur. Other financial instruments are scheduled on their contractual maturity. This simple GAP analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

      The Company uses a simulation modeling process to estimate changes in net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the previous table, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various rate sensitive assets and liabilities will reprice, (3) the expected growth in various interest earning assets and interest bearing liabilities and the expected rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities,
(6) expected changes in administered rates on interest bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company's changes in net interest income resulting from an immediate and sustained parallel shift in interest rates of up 100 basis points (bps), up 200 bps, down 100 bps and down 200 bps. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be accurate. These assumptions and predictions include growth rates, competition and a variety of other factors that are difficult to accurately predict. Accordingly there can be no assurance the simulation model will reflect future results.

      The following table presents the annual projected impact on the Company's net interest income of the simulation model results for an immediate and sustained parallel shift in interest rates.

         Change in        $ Change in         % Change in
      Interest Rates     Net Interest        Net Interest
         (in bps)           Income              Income
      --------------     ------------        ------------
                     (Dollars in thousands)
          +200             $(2,068)              (7.8)%
          +100              (1,285)              (4.9)
          -100               1,042                3.9
          -200                 (92)              (0.3)

      In the event of a shift in interest rates, management may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of earning assets and interest bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and deposits.

Impact of Inflation and Changing Prices

      The Consolidated Financial Statements and related Notes presented elsewhere in the report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Capital Compliance

      Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio". The risk-based capital ratios consist of (1) Tier 1 capital (i.e. common stockholders' equity excluding goodwill, certain intangibles and net unrealized gains on available for sale securities, but including, subject to limitations, trust preferred securities and other qualifying items) to total risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

      The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 1999 and December 31, 1998 and are presented below, followed by the capital ratios of the Company's bank subsidiary at December 31, 1999.

                           Consolidated Capital Ratios

                                                                                       December 31,
                                                                                 -----------------------
                                                                                   1999          1998
                                                                                 ---------     ---------
                                                                                 (Dollars in thousands)
Tier 1 capital:
    Stockholders' equity .....................................................   $  43,874     $  40,355
    Allowed amount of guaranteed preferred beneficial interest in Company's
       subordinated debentures (trust preferred securities) ..................      15,132            --
    Plus (less) net unrealized losses (gains) on available for sale securities       1,523           (81)
    Less goodwill and certain intangible assets ..............................      (3,304)       (3,623)
                                                                                 ---------     ---------
        Total Tier 1 capital .................................................   $  57,225     $  36,651
Tier 2 capital:
    Qualifying allowance for loan losses .....................................       6,072         4,689
    Remaining amount of guaranteed preferred beneficial interest in Company's
       subordinated debentures (trust preferred securities) ..................       2,118            --
                                                                                 ---------     ---------
         Total risk-based capital ............................................   $  65,415     $  41,340
                                                                                 =========     =========
Risk-weighted assets .........................................................   $ 497,460     $ 404,879
                                                                                 =========     =========
Ratios at end of period:
    Leverage capital .........................................................        7.46%         6.21%
    Tier 1 risk-based capital ................................................       11.50          9.05
    Total risk-based capital .................................................       13.15         10.21
Minimum ratio guidelines:
    Leverage capital(1) ......................................................        3.00%         3.00%
    Tier 1 risk-based capital ................................................        4.00          4.00
    Total risk-based capital .................................................        8.00          8.00

                        Capital Ratios of Bank Subsidiary

                                                             December 31, 1999
                                                             -----------------
                                                            Bank of the Ozarks
                                                          (Dollars in Thousands)
            Stockholders' equity - Tier 1...............         $57,450
            Leverage capital............................            7.50%
            Tier 1 risk-based capital...................           11.44
            Total risk-based capital....................           12.64


      (1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

Liquidity and Capital Resources

      Line of Credit. The Company maintains a revolving line of credit for up to $22 million with a correspondent bank. Interest accrues on all outstanding borrowings due under the line of credit at a variable rate equal to the average prime lending rate reported from time to time by the Wall Street Journal minus 1.25%, provided, however, the rate is not to exceed 7.75%. Interest is payable quarterly. The line of credit is effective through March 31, 2003, subject to an annual compliance review by the lender. No standby or unused commitment fees are payable under the line of credit.

      All borrowings under the line of credit are secured by a pledge of 100% of the Company's stock in its bank subsidiary. As of December 31, 1999, there were no borrowings outstanding under this line of credit.

      The line of credit requires the Company's bank subsidiary to maintain, among other requirements, (1) a return on average assets for each calendar year equal to at least 1.0%, (2) a ratio of capital, as defined in the line of credit, to assets at levels acceptable to bank regulatory authorities but at least 7.0% at each calendar year end, (3) its classified assets as defined by regulatory authorities not in excess of 40% of its capital, (4) non-performing assets (as shown on its call report) in an amount not to exceed 2% of assets as of year end, (5) a loan loss reserve equal to the greater of 1% of total loans or 100% of non-performing assets and (6) net charges to the reserve for loan losses at less than 1.0% of net loans during any calendar year. In addition, the line of credit requires that the parent Company's aggregate indebtedness not exceed 55.0% of the Company's tangible net worth through March 31, 2000 reducing 5% a year thereafter and that borrowings under the line of credit not exceed 50.0% of the tangible book value of its bank subsidiary stock pledged to secure such borrowings. At December 31, 1999 the Company was in compliance with these requirements.

      Trust Preferred Securities. On June 18, 1999 Ozark Capital sold to investors $17.3 million of 9% trust preferred securities. The proceeds were used to purchase an equal principal amount of subordinated debentures of Bank of the Ozarks, Inc. Subject to certain limitations, the trust preferred securities qualify as Tier 1 capital and are presented in the Consolidated Balance Sheets as "Guaranteed preferred beneficial interest in the Company's subordinated debentures." Both the trust preferred securities and the subordinated debentures will mature on June 18, 2029; however, they may be prepaid, subject to regulatory approval, prior to maturity at any time on or after June 18, 2004, or earlier upon certain changes in tax or investment company laws or regulatory capital requirements. The net proceeds from this offering were used to repay $12.5 million outstanding borrowings under the Company's revolving line of credit with the balance of the proceeds used for general corporate purposes including a $3.0 million capital investment in the Company's bank subsidiary.

      Growth and Expansion. In 1999 the Company opened four new offices, including Clinton, Arkansas, a second office in Harrison, Arkansas and two offices in North Little Rock, Arkansas. In 2000 and 2001 the Company plans to emphasize growth at existing locations and add one or two new offices each year. The Company's management believes a slower rate of new office openings combined with an emphasis on growth in existing offices should lead to better efficiency and performance.

      Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally, the Company's bank subsidiary relies on customer deposits and loan repayments as their primary sources of funds. The Company has used these funds, together with FHLB advances and other borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

      Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Loan repayments are a relatively stable source of funds, but such loans generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks, Federal Reserve Bank borrowings, and borrowings by the Company under its line of credit described above.

      At December 31, 1999, the Company's bank subsidiary had substantial unused borrowing availability. This availability is primarily comprised of the following three options: (1) $3.0 million of available blanket borrowing capacity with the Federal Home Loan Bank which offers various terms, (2) $47.1 million of securities available to pledge on a federal funds line of credit or for repurchase agreements or other borrowings and (3) up to $191.7 million from several borrowing programs of the Federal Reserve Bank.

      Management anticipates the Company's bank subsidiary will continue to rely primarily on customer deposits and loan repayments to provide liquidity. Additionally, where necessary, the above described borrowings (including borrowings under the Company's line of credit) will be used to augment the Company's primary funding sources.

      Dividend Policy. In 1999 the Company paid dividends of 0.40 per share. In 1998 and 1997 the Company paid dividends of $0.23 and $0.20 per share, respectively. The Company increased its dividend for the second quarter of 1998 to $0.06 from $0.05. Commencing in the first quarter of 1999 the dividend was increased to $0.10. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue the current $0.10 quarterly dividend with consideration to future changes depending on the Company's earnings, capital and liquidity needs.

Year 2000

      The Company has substantially completed its Year 2000 Project as scheduled. As of February 24, 2000, the Company's computer and other systems with imbedded microchips have operated without Year 2000 related problems and appear to be Year 2000 compliant. The Company is not aware that any of its software and hardware vendors, major loan customers, correspondent banks or governmental agencies with which the Company interacts have experienced material Year 2000 related problems.

      While the Company believes all of its critical systems are Year 2000 ready, there can be no guarantee the Company has discovered all possible failure points including all of its systems, non-ready third parties whose systems and failures could impact the Company, or other uncertainties. Many experts believe that the risk of potential Year 2000 related failures could continue beyond January 1, 2000 as certain sensitive target dates occur. As a result the Company will continue to monitor its own systems (including new systems brought into operation by the Company) and maintain contact with mission critical third parties as these target dates approach. Additionally, the Company will maintain its previously developed contingency plan for implementation in the event that mission critical third party systems fail to address remaining Year 2000 issues.

      The Company's aggregate expenses incurred since 1996 with respect to its Year 2000 Project were less than $130,000, all of which have been expensed through December 31, 1999. A significant portion of these costs were represented by the redeployment of existing staff to the Year 2000 project. No projects under consideration by the Company have been deferred because of Year 2000 efforts. The Company does not anticipate any additional material costs relating to the Year 2000 issue.

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

      Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company's growth and expansion strategy; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions; and (6) changes in legal and regulatory requirements, as well as, other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

                         Summary of Quarterly Results of
              Operations, Common Stock Market Prices and Dividends

                                                     1999 - Three Months Ended
                                              -------------------------------------
                                              Mar. 31   June 30   Sept. 30  Dec. 31
                                              -------   -------   --------  -------
                                                      (Dollars in thousands,
                                                     except per share amounts)
Total interest income .....................   $11,730   $12,617   $13,234   $13,993
Total interest expense ....................     6,421     6,730     7,012     7,618
                                              -------   -------   -------   -------
     Net interest income ..................     5,309     5,887     6,222     6,375
Provision for loan losses .................       611       580       578       716
Non-interest income .......................     1,269     1,303     1,293     1,282
Non-interest expense ......................     3,768     4,241     4,195     4,261
Income taxes ..............................       673       658       639       539
Distributions on trust preferred
 securities................................        --        52       397       397
                                              -------   -------   -------   -------
     Net income ...........................   $ 1,526   $ 1,659   $ 1,706   $ 1,744
                                              =======   =======   =======   =======

Per share:
     Earnings - diluted ...................   $  0.40   $  0.44   $  0.45   $  0.46
     Cash dividends .......................      0.10      0.10      0.10      0.10
Bid price per common share:
     Low ..................................   $ 20.50   $ 17.00   $ 16.75   $ 16.63
     High .................................     23.25     21.38     21.25     20.63

                                                     1998 - Three Months Ended
                                              -------------------------------------
                                              Mar. 31   June 30   Sept. 30  Dec. 31
                                              -------   -------   --------  -------
                                                      (Dollars in thousands,
                                                     except per share amounts)
Total interest income......................   $ 7,993   $ 9,000   $10,423   $11,466
Total interest expense ....................     3,836     4,570     5,782     6,330
                                              -------   -------   -------   -------
     Net interest income...................     4,157     4,430     4,641     5,136
Provision for loan losses..................       225       255       742       804
Non-interest income........................     1,094     1,152     1,333     1,452
Non-interest expense.......................     2,924     3,329     3,267     3,599
Income taxes ..............................       728       611       544       738
                                              -------   -------   -------   -------
     Net income............................   $ 1,374   $ 1,387   $ 1,421   $ 1,447
                                              =======   =======   =======   =======
Per share:
     Earnings - diluted....................   $  0.36   $  0.36   $  0.37   $  0.38
     Cash dividends........................      0.05      0.06      0.06      0.06
Bid price per common share:
     Low...................................   $ 21.94   $ 30.00   $ 20.00   $ 18.50
     High..................................     30.00     34.75     30.75     24.00

See Note 15 to Consolidated Financial Statements for discussion of dividend restrictions.

                         Report of Independent Auditors

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

      We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Bank of the Ozarks, Inc. and subsidiaries for the year ended December 31, 1997, were audited by other auditors whose report dated January 28, 1998, expressed an unqualified opinion on those statements.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the 1999 and 1998 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                             /s/ ERNST & YOUNG LLP


Little Rock, Arkansas
January 14, 2000

                            Bank of the Ozarks, Inc.
                           CONSOLIDATED BALANCE SHEETS

                                                                                          December 31,
                                                                                    ----------------------
                                                                                      1999         1998
                                                                                    ---------    ---------
                                                                                    (Dollars in thousands,
                                                                                   except per share amounts)
           ASSETS
           ------
Cash and due from banks                                                             $  24,279    $  14,168
Interest bearing deposits                                                                 283          856
                                                                                    ---------    ---------
  Cash and cash equivalents                                                            24,562       15,024
Investment securities - available for sale                                             44,837       17,629
Investment securities - held to maturity (estimated market value:
   $205,749 in 1999 and $159,050 in 1998)                                             218,558      158,989
Loans, net of unearned income                                                         467,131      387,526
Allowance for loan losses                                                              (6,072)      (4,689)
                                                                                    ---------    ---------
  Net loans                                                                           461,059      382,837
Premises and equipment, net                                                            30,547       27,155
Foreclosed assets held for sale, net                                                    2,238          314
Interest receivable                                                                     7,174        5,517
Intangible assets, net                                                                  3,323        3,665
Other                                                                                   3,744        1,301
                                                                                    ---------    ---------
      Total assets                                                                  $ 796,042    $ 612,431
                                                                                    =========    =========

         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------

Deposits
  Demand non-interest bearing                                                       $  56,177    $  50,138
  Savings and interest-bearing transaction                                            105,211       95,471
  Time                                                                                434,542      383,431
                                                                                    ---------    ---------
    Total deposits                                                                    595,930      529,040
Repurchase agreements with customers                                                    9,026        1,408
Other borrowings                                                                      126,989       39,271
Accrued interest and other liabilities                                                  2,973        2,357
                                                                                    ---------    ---------
    Total liabilities                                                                 734,918      572,076

Guaranteed preferred beneficial interest in the Company's
  subordinated debentures                                                              17,250           --
Commitments and contingencies
Stockholders' equity
  Preferred stock; $0.01 par value, 1,000,000 shares authorized, no shares issued
    and outstanding                                                                        --           --
  Common stock; $0.01 par value; Authorized 10,000,000 shares;
     3,779,555 shares issued and outstanding in 1999 and 1998                              38           38
  Additional paid-in capital                                                           14,314       14,314
  Retained earnings                                                                    31,045       25,922
  Accumulated other comprehensive (loss) income                                        (1,523)          81
                                                                                    ---------    ---------
    Total stockholders' equity                                                         43,874       40,355
                                                                                    ---------    ---------
      Total liabilities and stockholders' equity                                    $ 796,042    $ 612,431
                                                                                    =========    =========

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                           Year Ended December 31,
                                                      --------------------------------
                                                        1999        1998        1997
                                                      --------    --------    --------
                                                           (Dollars in thousands,
                                                          except per share amounts)
Interest income
  Loans                                               $ 37,008    $ 31,168    $ 24,230
  Investment securities - taxable                       12,847       6,654       2,684
                        - nontaxable                     1,675         766         233
  Federal funds sold                                        31          89         108
  Deposits with banks                                       14         205         213
                                                      --------    --------    --------
    Total interest income                               51,575      38,882      27,468
                                                      --------    --------    --------

Interest expense
  Deposits                                              23,831      18,118      11,826
  Repurchase agreements with customers                     132           4          --
  Other borrowings                                       3,819       2,396       1,153
                                                      --------    --------    --------
    Total interest expense                              27,782      20,518      12,979
                                                      --------    --------    --------

Net interest income                                     23,793      18,364      14,489
  Provision for loan losses                             (2,485)     (2,026)     (1,139)
                                                      --------    --------    --------
Net interest income after provision for loan losses     21,308      16,338      13,350
                                                      --------    --------    --------

Other income
  Trust income                                             479         335         274
  Service charges on deposit accounts                    2,499       1,372         957
  Other income, charges and fees                         1,936       2,792       1,136
  Gain on sale of securities                                69         255          14
  Other                                                    164         277         544
                                                      --------    --------    --------
    Total other income                                   5,147       5,031       2,925
                                                      --------    --------    --------

Other expense
  Salaries and employee benefits                         8,752       7,197       5,330
  Net occupancy and equipment                            2,655       1,961       1,305
  Other operating expenses                               5,057       3,961       2,593
                                                      --------    --------    --------
    Total other expense                                 16,464      13,119       9,228
                                                      --------    --------    --------

Income before income taxes and trust distribution        9,991       8,250       7,047
  Distributions on trust preferred securities              846          --          --
  Provision for income taxes                             2,510       2,621       2,516
                                                      --------    --------    --------
Net income                                            $  6,635    $  5,629    $  4,531
                                                      ========    ========    ========

Basic earnings per common share                       $   1.76    $   1.49    $   1.38
                                                      ========    ========    ========
Diluted earnings per common share                     $   1.75    $   1.47    $   1.38
                                                      ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                    Accumulated
                                                          Additional                   Other
                                                 Common    Paid-In    Retained     Comprehensive
                                                 Stock     Capital    Earnings     Income (Loss)   Total
                                                --------   --------   --------     -------------   -----
                                                     (Dollars in thousands, except per share amounts)
Balance - January 1, 1997                       $     29   $  1,168   $ 17,251        $     99    $ 18,547
     Comprehensive income:
        Net income                                    --         --      4,531              --       4,531
        Other comprehensive income
           Unrealized gains on available for
              sale securities net of $37
              tax effect                              --         --         --              60          60
           Less: reclassification adjustment
              for gains included in income
              net of $4 tax effect                    --         --         --              (7)         (7)
                                                                                                  --------
     Comprehensive income                                                                            4,584
     Dividends paid, $.20 per share                   --         --       (620)             --        (620)
     Issuance of 899,755 shares of
        common stock                                   9     13,146         --              --      13,155
                                                --------   --------   --------        --------    --------
Balance - December 31, 1997                           38     14,314     21,162             152      35,666
     Comprehensive income:
        Net income                                    --         --      5,629              --       5,629
        Other comprehensive income
           Unrealized gains on available
              for sale securities net of $35
              tax effect                              --         --         --              57          57
           Less: reclassification adjustment
              for gains included in income
              net of $79 tax effect                   --         --         --            (128)       (128)
                                                                                                  --------
     Comprehensive income                                                                            5,558
     Dividends paid, $.23 per share                   --         --       (869)             --        (869)
                                                --------   --------   --------        --------    --------
Balance - December 31, 1998                           38     14,314     25,922              81      40,355
       Comprehensive income (loss):
        Net income                                    --         --      6,635              --       6,635
        Other comprehensive income (loss)
           Unrealized loss on available
              for sale securities net of $966
              tax effect                              --         --         --          (1,558)     (1,558)
           Less: reclassification adjustment
              for gains included in income
              net of $30 tax effect                   --         --         --             (46)        (46)
                                                                                                  --------
     Comprehensive income                                                                            5,031
     Dividends paid, $.40 per share                   --         --     (1,512)             --      (1,512)
                                                --------   --------   --------        --------    --------
Balance - December 31, 1999                     $     38   $ 14,314   $ 31,045        $ (1,523)   $ 43,874
                                                ========   ========   ========        ========    ========

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Year Ended December 31,
                                                                              -----------------------------------
                                                                                1999         1998         1997
                                                                              ---------    ---------    ---------
                                                                                     (Dollars in thousands)
Cash flows from operating activities
  Net income                                                                  $   6,635    $   5,629    $   4,531
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation                                                                 1,375        1,043          626
     Amortization                                                                   262          173           74
     Provision for loan losses                                                    2,485        2,026        1,139
     Provision for losses on foreclosed assets                                       90           35            8
     Amortization and accretion on investment securities                           (132)        (115)         (39)
     Gain on disposition of investments                                             (69)        (255)         (14)
     Gain on sale of loans                                                           (4)          --          (57)
     (Increase) decrease in mortgage loans held for sale                          4,308       (3,750)      (1,504)
     Gain on disposition of premises and equipment                                  (36)         (14)         (76)
     (Gain) loss on disposition of foreclosed assets                                 28          (98)        (261)
     Deferred income taxes                                                          139         (222)         (59)
     Changes in assets and liabilities:
       Interest receivable                                                       (1,657)      (2,502)        (461)
       Other assets, net                                                         (1,500)        (305)          55
       Accrued interest and other liabilities                                       739          518         (483)
                                                                              ---------    ---------    ---------
Net cash provided by operating activities                                        12,663        2,163        3,479
                                                                              ---------    ---------    ---------
Cash flows from investing activities
  Acquisitions, net of funds acquired                                                --       22,123           --
  Proceeds from sales and maturities of investment
      securities available for sale                                              19,922       54,036       31,171
  Purchases of investment securities available for sale                         (49,635)     (20,260)     (19,453)
  Proceeds from maturities of investment securities held to maturity             42,293       67,386        6,576
  Purchases of investment securities held to maturity                          (101,756)    (234,804)     (21,007)
  Decrease (increase) in federal funds sold                                          --        3,149       (2,535)
  Net increase in loans                                                         (89,630)    (110,019)     (61,152)
  Proceeds from sale of loans                                                       994           --          811
  Proceeds from dispositions of bank premises and equipment                         317           30          178
  Purchase of bank premises and equipment                                        (5,048)     (14,109)      (7,295)
  Proceeds from dispositions of foreclosed assets                                 1,454          525          632
                                                                              ---------    ---------    ---------
Net cash used in investing activities                                          (181,089)    (231,943)     (72,074)
                                                                              ---------    ---------    ---------

Cash flows from financing activities
  Net increase in deposits                                                       66,890      208,455       63,907
  Net proceeds from other borrowings                                             87,718       20,182          966
  Net increase in repurchase agreements with customers                            7,618        1,408           --
  Proceeds from trust preferred                                                  17,250           --           --
  Dividends paid                                                                 (1,512)        (869)        (620)
  Proceeds from issuance of common stock                                             --           --       13,155
                                                                              ---------    ---------    ---------
Net cash provided by financing activities                                       177,964      229,176       77,408
                                                                              ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                              9,538         (604)       8,813
Cash and cash equivalents - beginning of year                                    15,024       15,628        6,815
                                                                              ---------    ---------    ---------
Cash and cash equivalents - end of year                                       $  24,562    $  15,024    $  15,628
                                                                              =========    =========    =========

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                   Notes to Consolidated Financial Statements
                  (Dollars in thousands, except per share data)

1.    Summary of Significant Accounting Policies

      Organization - Bank of the Ozarks, Inc. (the "Company") is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System and owns a state chartered bank and Ozark Capital Trust, a Delaware business trust. The bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The bank has offices located in northern, western, and central Arkansas.

      Merger of subsidiaries - During 1999 the Company consolidated its federal savings bank and two banking subsidiaries into a single banking subsidiary. This resulted in the Company owning one state chartered bank subsidiary which is named Bank of the Ozarks.

      Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and amounts have been eliminated in consolidation.

      Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Cash and cash equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

      Investment securities - Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

      Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity.

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

      Loans - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Unearned discounts on certain installment loans are recognized as income over the terms by the rule of 78's interest method which approximates the interest method. The Company discontinued the use of the rule of 78's method on loans originated in 1999, and interest on these loans is recognized using the interest method. Unearned purchased discounts are recorded as income over the life of the loans utilizing the interest method to achieve a constant yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans.

      Allowance for loan losses - The allowance for loan losses is established through a provision for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely, and subsequent recoveries, if any, are credited to the allowance.

      The allowance is maintained at a level that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and current economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. The Company continues to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection.

      The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All nonaccrual loans and all loans that have been restruc-

                Notes to Consolidated Financial Statements, Dollars in thousands tured from their original contractual terms are considered impaired loans. The aggregate amount of impairment of loans is utilized in evaluating the adequacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued, when in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

      Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Estimated book depreciation lives for the major classes of assets are 20 to 50 years for buildings, 40 years for leaseholds and 3 to 15 years for furniture, fixtures and equipment. Accelerated depreciation methods are used for tax purposes.

      Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, real property is generally amortized over 60 months unless regulatory authority approves the write off over an extended period.

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

      Intangible assets - Intangible assets consist of goodwill and core deposit intangibles. These assets are being amortized over periods ranging from 10 to 40 years. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent premiums paid for deposits acquired. Accumulated amortization of intangibles totaled $1,449 and $1,187 at December 31, 1999 and 1998, respectively.

      Earnings per share - Basic earnings per share has been calculated based on the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

      Financial instruments - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

      Advertising and public relations expense - Advertising and public relations expense is expensed as incurred and totaled $612, $566 and $332 for the years ended December 31, 1999, 1998 and 1997, respectively.

      Stock-based compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("ABP 25") and related interpretations in accounting for its employee stock options. Under ABP 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

      Segment Disclosures - On December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment - community banking - the adoption of SFAS 131 did not have a material effect on the primary financial statements or the disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

      Derivatives and Hedging Activities - In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, which requires the Company to recognize all derivatives on the balance sheet at fair value, was adopted by the Company effective July 1, 1998. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recog-

Notes to Consolidated Financial Statements, Dollars in thousands nized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 did not have a significant impact on the Company's financial position or results of operations. In connection with the adoption of SFAS No. 133, the Company transferred investment securities with a carrying value of $25,795 and unrealized gains of $167 from its held-to-maturity to available-for-sale portfolio.

      Reclassifications - Certain reclassifications of 1998 and 1997 amounts have been made to conform with the 1999 financial statements presentation.

2.    Acquisitions

      In August 1998 the Company completed the purchase of the Marshall, Arkansas branch of Superior Federal Bank, FSB. The acquisition included the branch bank building, related assets and deposit accounts totaling $16 million. The transaction was accounted for as a purchase with the Company reporting the results of the acquired branch's operations from the closing date. The resulting core deposit intangible of $1.6 million is being amortized on a straight-line basis over 10 years.

      In February 1998 the Company acquired the stock of Heartland Community Bank, FSB, an entity formed solely for the purpose of selling certain assets and liabilities, from its parent company--Heartland Community Bank, Camden--for $3.1 million in cash. The Company received the federal savings bank's charter, approximately $9.4 million in customer deposits and the related banking facility. The transaction was accounted for as a purchase and the excess of the purchase price over net assets acquired of $847 is being amortized straight-line over 25 years. The Company has reported the results of operations of the acquired bank from the closing date.

      Pro forma disclosures related to the above acquisitions have not been provided as the entities acquired do not meet the criteria of significant subsidaries.

3.    Investment Securities

      The following is a summary of the amortized cost and estimated market values of investment securities:

                                                         December 31, 1999
                                        ---------------------------------------------------
                                        Amortized    Unrealized    Unrealized       Market
                                          Cost          Gains        Losses         Value
                                        ---------    ----------    ----------      --------
Securities - available for sale:
   Securities of United States
      government and agencies           $     --      $     --      $     --       $     --
   Mortgage-backed securities                201            --            (9)           192
   State and political subdivisions       39,488            --        (2,528)        36,960
   Other securities                        7,615            70            --          7,685
                                        --------      --------      --------       --------
Total securities - available for sale   $ 47,304      $     70      $ (2,537)      $ 44,837
                                        ========      ========      ========       ========

Securities - held to maturity:
   Securities of United States
      government and agencies           $215,713      $     --      $(12,766)      $202,947
   State and political subdivisions        2,745            14           (54)         2,705
   Other securities                          100            --            (3)            97
                                        --------      --------      --------       --------
Total securities - held to maturity     $218,558      $     14      $(12,823)      $205,749
                                        ========      ========      ========       ========

                                                         December 31, 1998
                                        ---------------------------------------------------
                                        Amortized    Unrealized    Unrealized       Market
                                          Cost          Gains        Losses         Value
                                        ---------    ----------    ----------      --------
Securities - available for sale:
   Securities of United States
      government and agencies           $  1,000      $      1      $     --       $  1,001
   Mortgage-backed securities              2,107            17            (7)         2,117
   State and political subdivisions       11,205            60            --         11,265
   Other securities                        3,185            61            --          3,246
                                        --------      --------      ------         --------
Total securities - available for sale   $ 17,497      $    139      $     (7)      $ 17,629
                                        ========      ========      ========       ========

Securities - held to maturity:
   Securities of United States
      government and agencies           $155,351      $    196      $   (217)      $155,330
   State and political subdivisions        3,537            82            --          3,619
   Other securities                          101            --            --            101
                                        --------      --------      ------         --------
Total securities - held to maturity     $158,989      $    278      $   (217)      $159,050
                                        ========      ========      ========       ========

                Notes to Consolidated Financial Statements, Dollars in thousands

      The amortized cost and estimated market value by contractual maturity of investment securities classified as available-for-sale and held-to-maturity at December 31, 1999 are as follows:

                                   Available for Sale        Held to Maturity
                                  ---------------------   ---------------------
                                              Estimated               Estimated
                                  Amortized    Market     Amortized    Market
                                    Cost        Value       Cost        Value
                                  ---------   ---------   ---------   ---------
Due in one year or less           $    292    $    292    $    159    $    159
Due from one year to
   five years                        4,761       4,698         866         868
Due from five years to
   ten years                         7,701       7,373     182,335     172,461
Due after ten years                 34,550      32,474      35,198      32,261
                                  --------    --------    --------    --------
Totals                            $ 47,304    $ 44,837    $218,558    $205,749
                                  ========    ========    ========    ========

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

      During the years ended December 31, 1999, 1998, and 1997, investment securities available-for-sale with a fair value at the date of sale of $18,408, $41,613 and $3,407, respectively, were sold. The gross realized gains on such sales totaled $78, $322, and $14, respectively. The gross realized losses totaled $9, $67, and $-0-, respectively. The income tax expenses related to net security gains was $23, $87 and $5 in 1999, 1998 and 1997, respectively.

      The Bank had no trading securities during 1999, 1998 or 1997.

      Assets, principally investment securities, having a carrying value of approximately $202,660 and $97,831 at December 31, 1999 and 1998, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

4.    Loans

      The following is a summary of the loan portfolio by principal categories:

                                                              December 31,
                                                         -----------------------
                                                           1999           1998
                                                         --------       --------
Real Estate:
  Owner-occupied 1-4 family residential                  $136,856       $121,539
  Non-farm/non-residential                                101,766         76,563
  Agricultural                                             20,396         19,463
  Construction/land development                            28,294         23,305
  Multifamily residential                                   4,687          6,207
Consumer                                                   81,753         66,407
Commercial and industrial                                  70,012         52,192
Agricultural (non-real estate)                             19,947         20,068
Other                                                       3,420          1,782
                                                         --------       --------
Loans, net of unearned discounts                         $467,131       $387,526
                                                         ========       ========

      These loan categories are presented net of unearned discounts, unearned purchase discounts and deferred costs totaling $1,123 at December 31, 1999 and $4,961 at December 31, 1998. Loans on which the accrual of interest has been discontinued aggregated $1,972 and $2,708 at December 31, 1999 and 1998, respectively.

      Mortgage loans held for resale of $2,377 and $6,685 at December 31, 1999 and 1998, respectively, are included in owner-occupied 1-4 family residential loans. The carrying value of these loans approximate their fair value. Other service charges and fees include mortgage lending income of $1,306, $2,136 and $566 during 1999, 1998 and 1997, respectively.

5.    Allowance for Loan Losses

      The following is a summary of activity within the allowance for loan losses:

                                                     Year Ended December 31,
                                            ------------------------------------
                                              1999          1998          1997
                                            -------       -------       -------
Balance - beginning of year                 $ 4,689       $ 3,737       $ 3,019
Loans charged-off                            (1,225)       (1,149)         (469)
Recoveries on loans
  previously charged-off                        123            75            48
                                            -------       -------       -------
Net charge-offs                              (1,102)       (1,074)         (421)
Provision charged to
   operating expense                          2,485         2,026         1,139
                                            -------       -------       -------
Balance - end of year                       $ 6,072       $ 4,689       $ 3,737
                                            =======       =======       =======

      Impairment of loans having carrying values of $1,973 and $2,708 at December 31, 1999 and 1998, respectively, have been recognized in conformity with Statement of Financial Accounting Standards No. 114, as amended by Statement of Financial Accounting Standards No. 118. The average carrying value of impaired loans was $3,611, $1,840,and $2,339, for the years ended December 31, 1999, 1998, and 1997, respectively, some of which, as a result of write-downs, did not have an allowance for credit losses. The total allowance for credit losses related to these loans was $276 and $457 at December 31, 1999 and 1998, respectively. The Company does not segregate income recognized on a cash basis in its financial records, and thus, such disclosure is not practicable. For impairment recognized in conformity with SFAS 114, as amended, the entire change in present value of expected cash flows is reported as provision for loan losses in the same manner in which impairment initially was recognized or as a reduction in the amount of provision for loan losses that otherwise would be reported.

      Real estate securing loans having a carrying value of $3,625 and $628 was transferred to foreclosed assets held for sale in 1999 and 1998, respectively. The bank is not committed to lend additional funds to debtors whose loans have been modified.

                Notes to Consolidated Financial Statements, Dollars in Thousands

6.    Premises and Equipment

      The following is a summary of premises and equipment:

                                                             December 31,
                                                     ---------------------------
                                                       1999              1998
                                                     --------          --------
Land                                                 $  7,284          $  6,691
Construction in process                                    60               437
Buildings and improvements                             18,130            15,113
Leasehold improvements                                  2,243             1,615
Equipment                                               8,384             7,565
                                                     --------          --------
                                                       36,101            31,421
Accumulated depreciation                               (5,554)           (4,266)
                                                     --------          --------
Premises and equipment, net                          $ 30,547          $ 27,155
                                                     ========          ========

      The Company capitalized $51, $275 and $145 of interest on construction projects during the years ended December 31, 1999, 1998 and 1997, respectively. Included in occupancy expense is rent of approximately $71, $45, and $45 incurred under noncancelable operating leases in 1999, 1998, and 1997, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 1999 are $115 -- 2000, $101 -- 2001, $76 -- 2002, $76 --
2003, $76 -- 2004 and $836 -- thereafter.

7.    Deposits

      The aggregate amount of time deposits with a minimum denomination of $100 was $190,900 and $143,540 at December 31, 1999 and 1998, respectively.

      The following is a summary of the scheduled maturities of all time deposits:

                                                             December 31,
                                                      --------------------------
                                                        1999              1998
                                                      --------          --------
Up to one year                                        $384,365          $359,218
One year to two years                                   43,859            14,471
Two years to three years                                 3,653             5,868
Three years to four years                                1,096             1,884
Four years to five years                                   811               997
Thereafter                                                 758               993
                                                      --------          --------
Total time deposits                                   $434,542          $383,431
                                                      ========          ========

8. Borrowings

      Short-term borrowings with maturities less than one year include FHLB advances, repurchase agreements, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to the short-term borrowings:

                                                             December 31,
                                                      -------------------------
                                                       1999               1998
                                                      -------           -------

Average annual balance                                $20,793           $12,242
December 31 balance                                    38,206             5,238
Maximum month-end balance
   during year                                         38,206            43,510
Interest rate:
   Weighted average                                      4.47%             5.25%
   December 31                                           4.53%             4.57%

      The following is a summary of long term borrowings:

                                                             December 31,
                                                      -------------------------
                                                       1999               1998
                                                      -------           -------

Note payable to a bank, interest
  payable quarterly at a variable rate
  equal to the prime rate minus 1.25%
  but not to exceed 7.75%. This note
  payable is a revolving line of credit
  for up to $22 million maturing March
  31, 2003. Note secured by the pledge
  of 100% of the Company's stock in
  Bank of the Ozarks. (See Note 9).                   $    --           $12,340

FHLB advances with original maturities
  exceeding one year. Interest
  rates range from 4.16% to 6.30% at
  December 31, 1999. At December 31,
  1999, the Company's bank subsidiary
  had remaining $3,000 of unused
  blanket FHLB borrowing availability.
  The FHLB maintains as collateral a
  blanket lien on the Company's 1-4
  family mortgages.                                    97,725            22,993

Other                                                      84               108
                                                      -------           -------
                                                      $97,809           $35,441
                                                      =======           =======

      Maturities of long term borrowings at December 31, 1999 are as follows:
2000--$2,168; 2001--$4,198; 2002--$197; 2003-$258; 2004--$197; 2005--$198;
2006--$197; 2007--$198; 2008--$5,198 and 2009 -- $85,000. FHLB advances of $5 million maturing in 2008 and $85 million maturing in 2009 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called. During February 2000 FHLB advances of $70 million were called and are expected to be refinanced with borrowings having similar maturities.

   The revolving line of credit requires the Company's bank subsidiary, Bank of the Ozarks, to maintain (1) a return on average assets for each calendar year equal to at least 1.0%, (2) a ratio of capital, as defined in the

Notes to Consolidated Financial Statements, Dollars in Thousands

line of credit, to assets at levels acceptable to bank regulatory authorities but at least 7.0% at each calendar year end, (3) its classified assets as defined by regulatory authorities not in excess of 40% of its capital, (4) non-performing assets (as shown on its call report) in an amount not to exceed 2% of assets as of year end, (5) a loan loss reserve equal to the greater of 1% of total loans or 100% of non-performing assets, and (6) net charges to the reserve for loan losses at less than 1.0% of net loans during any calendar year.

      In addition, the line of credit requires that the parent company's aggregate indebtedness not exceed 55.0% of the Company's tangible net worth through March 31, 2000, reducing 5% a year thereafter and that borrowings under the line of credit not exceed 50.0% of the tangible book value of its bank subsidiary stock pledged to secure such borrowings. At December 31, 1999, the Company was in compliance with these requirements.

9. Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures

      On June 18, 1999 Ozark Capital Trust ("Ozark Capital"), a Delaware business trust wholly owned by Bank of the Ozarks, Inc., sold to investors in a public underwritten offering $17.3 million of 9% cumulative trust preferred securities. The proceeds were used to purchase an equal principal amount of 9% subordinated debentures of Bank of the Ozarks, Inc. Bank of the Ozarks, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Ozark Capital on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as Tier 1 capital and are presented in the Consolidated Balance Sheets as "Guaranteed preferred beneficial interest in the Company's subordinated debentures." The sole asset of Ozark Capital is the subordinated debentures issued by Bank of the Ozarks, Inc. Both the preferred securities of Ozark Capital and the subordinated debentures of Bank of the Ozarks, Inc. will mature on June 18, 2029; however, they may be prepaid, subject to regulatory approval, prior to maturity at any time on or after June 18, 2004, or earlier upon certain changes in tax or investment company laws or regulatory capital requirements.

      The net proceeds from the offering were used to repay $12.5 million of outstanding borrowings under the Company's revolving line of credit with the balance of the proceeds used for general corporate purposes including a $3.0 million capital investment in the Company's bank subsidiary. Debt issuance cost of $1,022 was incurred with the offering and is included in other assets and are amortized over the life of the preferred securities.

10. Income Taxes

      The following is a summary of the components of the provision (benefit) for income taxes:

                                                     Year Ended December 31,
                                              ----------------------------------
                                               1999          1998         1997
                                              -------       -------      -------
Current:
    Federal                                   $ 2,814       $ 2,363      $ 2,180
    State                                        (165)           36          277
                                              -------       -------      -------
Total current                                   2,649         2,399        2,457
                                              -------       -------      -------
Deferred:
    Federal                                      (146)          180           55
    State                                           7            42            4
                                              -------       -------      -------
Total deferred                                   (139)          222           59
                                              -------       -------      -------
Provision for income taxes                    $ 2,510       $ 2,621      $ 2,516
                                              =======       =======      =======

      The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

                                                    Year Ended December 31,
                                              ----------------------------------
                                               1999          1998          1997
                                              -------       -------      -------
Statutory federal
   income tax rate                              34.0%         34.0%        34.0%
State income taxes,
   net of federal benefit                       --             0.6          4.3
Effect of non-taxable
   interest income                              (5.7)         (3.7)        (2.7)
Refund of 1992 state
   income tax assessment                        (1.1)           --           --
Other                                            0.2           0.9          0.1
                                                ----          ----         ----
Effective income tax rate                       27.4%         31.8%        35.7%
                                                ====          ====         ====

      During the year ended December 31, 1996, the Company was assessed approximately $326 of additional state income taxes for the years ended December 31, 1992 through 1995. This assessment related to the State of Arkansas taking a different position than the federal income tax treatment regarding dividends from less than 95% owned subsidiaries. The full assessment plus interest of $93 was recorded as income tax expense and interest expense during the year ended December 31, 1996 and paid during the year ended December 31, 1997.

      In 1999 the Company recorded a tax refund for the 1992 state income taxes. The state agreed to a settlement with respect to the 1992 tax assessment that will result in a refund of $153 of tax and $91 of interest. These were recorded in 1999 as a credit to tax expense and other income, respectively.

                Notes to Consolidated Financial Statements, Dollars in Thousands

      The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                                               December 31,
                                                           ---------------------
                                                            1999           1998
                                                           ------         ------
Deferred tax assets:
   Allowance for loan losses                               $1,913         $1,514
   Valuation of foreclosed assets                              13              2
   Unrealized depreciation on
     securities available for sale                            945             --
                                                           ------         ------
Gross deferred tax assets                                   2,871          1,516
Deferred tax liabilities:
   Unrealized appreciation on
      securities available for sale                            --             51
   Accelerated depreciation on
      premises and equipment                                  807            599
   Other                                                      208            145
                                                           ------         ------
Gross deferred tax liabilities                              1,015            795
                                                           ------         ------
Net deferred tax assets included
  in other assets                                          $1,856         $  721
                                                           ======         ======

11.   Employee Benefit Plans

      Employee Stock Ownership Plan - The Company had an employee stock ownership plan ("ESOP") to provide benefits to substantially all employees of the Company. The ESOP was merged into the 401(k) Plan in 1999. The Company had historically made annual contributions to the plan as determined solely by the Board of Directors. The Company made no contributions in 1999 and 1998 and contributed $64 to the plan for the year ended December 31, 1997.

      401(k) Plan - In May 1997 the Company established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

      Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 1999, 1998 and 1997 of $146, $99 and $32, respectively.

12.   Stock Options

      The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 285,000 shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

The following summarizes stock option activity for the year indicated:

                                                             Years ended December 31,
                                   --------------------------------------------------------------------------
                                            1999                       1998                     1997
                                   ----------------------     ----------------------   ----------------------
                                                Weighted-                  Weighted-                Weighted-
                                                 Average                    Average                  Average
                                                Exercise                   Exercise                 Exercise
                                   Options        Price       Options        Price     Options        Price
                                   -------      ---------     -------      ---------   -------      ---------
Outstanding -
   beginning of year               198,050       $ 20.42      106,500       $16.42          --      $    --
Granted                             71,500         17.96      103,700        24.11     108,500        16.42
Exercised                               --                         --                       --
Canceled                           (15,450)        20.57      (12,150)       16.00      (2,000)       16.00
                                   -------                    -------                  -------
Outstanding -
   end of year                     254,100         19.72      198,050        20.42     106,500        16.42
                                   =======                    =======                  =======
Exercisable at
   end of year                      83,200       $ 22.20       17,000       $22.37       8,000      $ 16.00
                                   =======                    =======                  =======

Notes to Consolidated Financial Statements, Dollars in Thousands

      Exercise prices for options outstanding as of December 31, 1999 ranged from $16.00 to $34.13. The weighted-average fair value of options granted during 1999,1998 and 1997 was $6.85, $8.36 and $6.20, respectively. The weighted-average remaining contractual life of the options issued in 1999 is 5.1 years.

      The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                               1999         1998         1997
                                               ----         ----         ----
Risk-free interest rate                         5.71%        4.94%        6.17%
Dividend yield                                  2.00         0.91         1.78
Expected dividend yield increase               12.00        15.00        15.00
Expected stock volatility                      42.16        39.09        32.65
Weighted average expected life               5 years      4 years      6 years

      For purposes of pro forma disclosures as required by SFAS No. 123, the estimated fair value of the options is amortized over the option's vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

                                              1999          1998          1997
                                             -------       -------       -------
Pro forma net income                         $ 6,243       $ 5,363       $ 4,462
Pro forma earnings per share:
Basic                                           1.65          1.42          1.36
Diluted                                         1.64          1.40          1.36

      The following is a summary of currently outstanding and exercisable options at December 31, 1999:

                                Options Outstanding                         Options Exercisable
                 -------------------------------------------------    -----------------------------
                                     Weighted
                                      Average             Weighted                         Weighted
   Range of                          Remaining             Average                          Average
   Exercise        Options          Contractual           Exercise      Options            Exercise
    Prices       Outstanding      Life (in years)           Price     Exercisable            Price
-------------    -----------      ---------------         --------    -----------          --------
$ 16.00-19.19      157,600              6.3                $16.89        17,000             $17.68
  21.50-27.75       88,500              4.7                 23.45        58,200              21.89
        34.13        8,000              8.3                 34.13         8,000              34.13
                   -------                                               ------
                   254,100                                               83,200
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

      The Company had outstanding commitments to extend credit of approximately $36,686 and $27,409 at December 31, 1999 and 1998, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

      The Company had total outstanding letters of credit amounting to $684 and $334 at December 31, 1999 and 1998, respectively. The commitment terms generally expire within one year.

      The Company grants agribusiness, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

14.   Related Party Transactions

      The Banks have entered into transactions with their executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1999 and 1998 was $7,513, and $5,317, respectively. New loans and advances on prior commitments made to

                Notes to Consolidated Financial Statements, Dollars in Thousands

such related parties were $3,263, $5,483, and $169 for the years ended December 31, 1999, 1998, and 1997, respectively.

      Repayments of loans made by such related parties were $1,067, $376, and $1,571 for the years ended December 31, 1999, 1998, and 1997, respectively.

      During 1999 and 1998, the Company constructed seven banking buildings. The majority owner of the contractor on these construction projects is a member of the Company's Board of Directors. Total payments to the contractor during the years ended December 31, 1999 and 1998 were approximately $2,343 and $7,424, respectively.

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

      The Company's regulatory capital positions were as follows:

                                                  December 31, 1999              December 31, 1998
                                             --------------------------     --------------------------
                                             Computed         Computed      Computed          Computed
                                              Capital          Percent       Capital           Percent
                                             --------         --------      --------          --------
Bank of the Ozarks, Inc. (consolidated):
 Total risk-based capital                     $65,414            13.15%      $41,340            10.21%
 Tier 1 risk-based capital                     57,225            11.50        36,651             9.05
 Leverage ratio                                    --             7.46            --             6.21
Bank of the Ozarks:
 Total risk-based capital                     $63,552            12.64%      $53,612            13.17%
 Tier 1 risk-based capital                     57,450            11.44        48,922            12.02
 Leverage ratio                                    --             7.50            --             8.27

      The December 31, 1998, amounts for Bank of the Ozarks have been restated to reflect the merger of the bank subsidiaries into one banking subsidiary.

      As of December 31, 1999 and 1998, the most recent notification from the regulators categorized the Company and its subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary bank's category.

      At December 31, 1999, the subsidiary bank exceeded its minimum capital requirements. As of December 31, 1999, the state bank commissioner's approval was required before the bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. Approximately $5,055 was available at December 31, 1999, for payments of dividends by the bank without the approval of regulatory authorities.

      Under Federal Reserve regulation, the subsidiary bank is also limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 1999, the maximum amount available for transfer from the subsidiary bank to the Company in the form of loans approximated $5,761.

      The subsidiary bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 1999 and 1998, these required balances aggregated approximately $5,458 and $2,621, respectively.

16.   Fair Value of Financial Instruments

      The following methods and assumptions were used to estimate the fair value of financial instruments.

      Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

      Investment securities - For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

      Loans, net of unearned income - The fair value of loans is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

      Deposit liabilities - The fair value of demand deposits, savings accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate

Notes to Consolidated Financial Statements, Dollars in Thousands

currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

      Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

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

                                                      1999                   1998
                                               -------------------   -------------------
                                               Carrying     Fair     Carrying     Fair
                                                Amount     Value      Amount     Value
                                               --------   --------   --------   --------
Financial assets:
    Cash and cash equivalents                  $ 24,562   $ 24,562   $ 15,024   $ 15,024
    Available-for-sale securities                44,837     44,837     17,629     17,629
    Held-to-maturity securities                 218,558    205,749    158,989    159,050
    Loans, net of allowance for loan losses     461,059    456,848    382,837    382,720
    Accrued interest receivable                   7,174      7,174      5,517      5,517

Financial liabilities:
    Demand, NOW and savings account deposits   $161,388   $161,388   $145,609   $145,609
    Time deposits                               434,542    434,000    383,431    384,598
    Repurchase agreements with customers          9,026      9,026      1,408      1,408
    Other borrowings                            126,989    124,243     39,271     39,878
    Accrued interest and other liabilities        2,973      2,973      2,357      2,357

Off balance sheet items:
    Standby letters of credit                        --   $    684         --   $    334
    Commitments to extend credit                     --     36,686         --     27,409
    Unfunded credit card loans                       --         --         --      1,419

17.   Supplemental Cash Flow Information

      Supplemental cash flow information is as follows:

                                                                             Year Ended December 31,
                                                                        --------------------------------
                                                                          1999       1998        1997
                                                                        --------   --------    ---------
Cash paid during the period for:
   Interest                                                             $ 27,448   $ 20,466    $ 13,255
   Income taxes                                                            2,314      2,333       2,752

Supplemental schedule of non-cash investing and financing activities:
   Transfer of loans to foreclosed assets held for sale                    3,625        628         683
   Loans advanced for sales of foreclosed assets                             771        251         203
   Change in unrealized loss (gain) in available for sale securities       2,600        (78)        (85)

                Notes to Consolidated Financial Statements, Dollars in Thousands

18.   Other Operating Expenses

      The following is a summary of other operating expenses:

                                                      Year Ended December 31,
                                                  ------------------------------
                                                   1999        1998        1997
                                                  ------      ------      ------
Operating supplies                                $  513      $  454      $  405
Advertising and public relations                     612         566         332
Other                                              3,932       2,941       1,856
                                                  ------      ------      ------
Total other operating expenses                    $5,057      $3,961      $2,593
                                                  ======      ======      ======

19.   Earnings Per Common Share

      The following table sets forth the computation of basic and diluted earnings per share ("EPS"):

                                                              Year Ended December 31,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------   ------   ------
Numerator:
    Net income                                                $6,635   $5,629   $4,531
                                                              ======   ======   ======
Denominator:
    Denominator for basic EPS weighted average shares          3,780    3,780    3,272
    Effect of dilutive securities:
      Stock options                                               12       39        9
                                                              ------   ------   ------
    Denominator for diluted EPS - adjusted weighted average
      shares and assumed conversions                           3,792    3,819    3,281
                                                              ======   ======   ======
Basic EPS                                                     $ 1.76   $ 1.49   $ 1.38
                                                              ======   ======   ======
Diluted EPS                                                   $ 1.75   $ 1.47   $ 1.38
                                                              ======   ======   ======

      Options to purchase 97, 24 and 3 shares of common stock at prices ranging from $21.50 to $34.13 per share were outstanding during 1999, 1998 and 1997 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

20.   Parent Company Financial Information

      The following condensed balance sheets, income statements and statements of cash flows reflect the financial position and results of operations for the parent company:

                            Condensed Balance Sheets

                                                                            December 31,
                                                                        --------------------
                                                                          1999        1998
                                                                        --------    --------
         Assets
         ------
Cash and cash equivalents                                               $    713    $     51
Investment in subsidiaries                                                58,580      51,407
Premises and equipment, net                                                   14          25
Excess cost over fair value of net assets acquired, at amortized cost      1,204       1,261
Debt issuance cost, net                                                    1,004          --
Other                                                                        214          19
                                                                        --------    --------
  Total assets                                                          $ 61,729    $ 52,763
                                                                        ========    ========
         Liabilities and Stockholders' Equity
         ------------------------------------
Accrued interest and other liabilities                                  $     47    $     20
Notes payable                                                                 24      12,388
Subordinated debentures                                                   17,784          --
                                                                        --------    --------
  Total liabilities                                                       17,855      12,408
                                                                        --------    --------
Stockholders' equity
  Common stock                                                                38          38
  Additional paid-in capital                                              14,314      14,314
  Retained earnings                                                       31,045      25,922
  Accumulated other comprehensive income                                  (1,523)         81
                                                                        --------    --------
     Total stockholders' equity                                           43,874      40,355
                                                                        --------    --------
       Total liabilities and stockholders' equity                       $ 61,729    $ 52,763
                                                                        ========    ========

Notes to Consolidated Financial Statements, Dollars in Thousands

                        Condensed Statements of Income

                                                           Year Ended December 31,
                                                         ---------------------------
                                                           1999      1998      1997
                                                         -------   -------   -------
Income
  Dividends from subsidiaries                            $ 2,591   $ 3,174   $    --
  Other                                                       92         2         1
                                                         -------   -------   -------
Total income                                               2,683     3,176         1
                                                         -------   -------   -------
Expenses
  Interest                                                 1,257       637       554
  Salaries and employee benefits                              --        --       284
  Net occupancy and equipment                                 --        53        71
  Other operating expenses                                   777       620       360
                                                         -------   -------   -------
Total expenses                                             2,034     1,310     1,269
                                                         -------   -------   -------
Income (loss) before income tax benefit
  and equity in undistributed earnings of subsidiaries       649     1,866    (1,268)
  Income tax benefit                                         743       461       486
  Equity in undistributed earnings of subsidiary           5,243     3,302     5,313
                                                         -------   -------   -------
Net income                                               $ 6,635   $ 5,629   $ 4,531
                                                         =======   =======   =======

                       Condensed Statements of Cash Flows

                                                              Year Ended December 31,
                                                         --------------------------------
                                                           1999        1998        1997
                                                         --------    --------    --------
Cash flows from operating activities
     Net income                                          $  6,635    $  5,629    $  4,531
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
         Depreciation                                          11          13          18
         Amortization                                          75          77          56
         Equity in undistributed earnings of
           subsidiaries                                    (5,243)     (3,302)     (5,313)
         Change in assets and liabilities:
             Accrued interest and other liabilities            27        (110)       (199)
             Other, net                                      (195)         (3)         18
                                                         --------    --------    --------
Net cash provided by (used in) operating activities         1,310       2,304        (889)
                                                         --------    --------    --------
Cash flows from investing activities
     Purchases of premises and equipment                       --          (7)        (22)
     Purchase 100% of the stock in Heartland
       Community Bank, FSB                                     --      (3,100)         --
     Additional investment in subsidiaries                 (3,534)     (9,000)     (9,000)
     Dividends from prior years earnings of subsidiary         --         143          --
                                                         --------    --------    --------
Net cash used in investing activities                      (3,534)    (11,964)     (9,022)
                                                         --------    --------    --------

Cash flows from financing activities
     Increase in deferred debt issuance cost               (1,022)         --          --
     Issue subordinated debentures                         17,784          --          --
     Proceeds from issuance of common stock                    --          --      13,155
     Proceeds from notes payable                               --      14,350      10,000
     Payments of notes payable                            (12,364)     (7,034)    (10,324)
     Dividends paid                                        (1,512)       (869)       (620)
                                                         --------    --------    --------
Net cash provided by financing activities                   2,886       6,447      12,211
                                                         --------    --------    --------
Net increase (decrease) in cash and cash equivalents          662      (3,213)      2,300
Cash and cash equivalents - beginning of period                51       3,264         964
                                                         --------    --------    --------
Cash and cash equivalents - end of period                $    713    $     51    $  3,264
                                                         ========    ========    ========