Form 10-K, Exhibit 13
period 2000-12-31
BANK OF THE OZARKS INC
filed 2001-03-22
CIK 1038205

                                                                      EXHIBIT 13

                     Selected Consolidated Financial Data

                                                                                   Year Ended December 31,
                                                       ----------------------------------------------------------------------
                                                          2000            1999         1998            1997           1996
                                                       -----------    ------------ ------------    ------------    ----------
                                                                      (Dollars in thousands, except per share amounts)
Income statement data:
   Interest income....................................   $ 60,752     $ 51,575     $    38,882     $    27,468     $    21,836
   Interest expense...................................     37,089       27,782          20,518          12,979          10,031
   Net interest income................................     23,663       23,793          18,364          14,489          11,805
   Provision for loan losses..........................      2,325        2,485           2,026           1,139           1,486
   Non-interest income................................      5,542        5,147           5,031           2,925           1,865
   Non-interest expense...............................     16,964       16,464          13,119           9,228           7,151
   Distribution on trust preferred securities.........      1,587          846              --              --              --
   Net income.........................................      6,040        6,635           5,629           4,531           3,027
Per common share data:
   Earnings - diluted.................................   $   1.60     $   1.75     $      1.47     $      1.38     $      1.05
   Book value.........................................      12.79        11.61           10.68            9.44            6.44
   Dividends..........................................       0.42         0.40            0.23            0.20            0.30
   Weighted avg. shares outstanding (thousands).......      3,782        3,792           3,819           3,281           2,880
Balance sheet data at period end:
   Total assets.......................................   $826,952     $796,042     $   612,431     $   352,093     $   270,600
   Total loans........................................    510,544      467,131         387,526         275,463         214,462
   Allowance for loan losses..........................      6,606        6,072           4,689           3,737           3,019
   Total investment securities........................    253,216      263,395         176,618          42,459          39,608
   Total deposits.....................................    677,683      595,930         529,040         295,555         231,648
   Repurchase agreements with customers...............     13,839        9,026           1,408              --              --
   Other borrowings...................................     66,703      126,989          39,271          19,089          18,123
   Total stockholders' equity.........................     48,349       43,874          40,355          35,666          18,547
   Loan to deposit ratio..............................      75.34%       78.39%          73.25%          93.20%          92.58%
Average balance sheet data:
   Total average assets...............................   $818,197     $709,640     $   486,729     $   314,489     $   240,208
   Total average stockholders' equity.................     45,723       41,988          37,951          26,328          17,144
   Average equity to average assets...................       5.59%        5.92%           7.80%           8.37%           7.14%
Performance ratios:
   Return on average assets...........................       0.74%        0.93%           1.16%           1.44%           1.26%
   Return on average stockholders' equity.............      13.21        15.80           14.83           17.21           17.66
   Net interest margin................................       3.27         3.77            4.19            4.98            5.36
   Efficiency ........................................      55.98        55.09           54.98           52.55           51.60
   Dividend payout ...................................      26.25        22.86           15.65           14.49           28.57
Assets quality ratios:
   Net charge-offs as a percentage of average total
     loans ...........................................       0.36%        0.26%           0.33%           0.17%           0.21%
   Nonperforming loans to total loans.................       0.37         0.42            0.70            0.25            1.08
   Nonperforming assets to total assets...............       0.42         0.53            0.50            0.24            0.88
Allowance for loan losses as a percentage of:
   Total loans........................................       1.29%        1.30%           1.21%           1.36%           1.41%
   Nonperforming loans................................     351.38       307.91          171.82          534.62          130.69
Capital ratios at period end:
   Leverage capital...................................       7.57%        7.46%           6.21%           9.86%           6.42%
   Tier I risk-based capital..........................      11.52        11.50            9.05           13.01            8.45
   Total risk-based capital...........................      12.83        13.15           10.21           14.27            9.70

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

General

     Net income was $6.0 million for the year ended December 31, 2000, a 9.0% decrease from net income of $6.6 million in 1999. Net income in 1998 was $5.6 million. Diluted earnings declined 8.6% to $1.60 per share in 2000 compared to $1.75 per share in 1999. Diluted earnings in 1998 were $1.47 per share.

     As shown below total assets, loans and deposits increased 3.9%, 9.3% and 13.7%, respectively, from December 31, 1999 to December 31, 2000 and 30.0%, 20.5% and 12.6%, respectively, from December 31, 1998 to December 31, 1999. Stockholders' equity increased 10.2% from December 31, 1999 to December 31, 2000 and 8.7% from December 31, 1998 to December 31, 1999. During these same periods, book value per share increased 10.2% and 8.7%, respectively.


                                                                       % Change
                                  December 31,                   ----------------------
                        -------------------------------------      2000          1999
                          2000            1999        1998       from 1999    from 1998
                        ---------      ---------    ---------    ---------    --------
                              (Dollars in thousands, except per share amounts)
Assets................  $826,952      $796,042      $612,431          3.9%       30.0%
Loans.................   510,544       467,131       387,526          9.3        20.5
Deposits..............   677,683       595,930       529,040         13.7        12.6
Stockholders' equity..    48,349        43,874        40,355         10.2         8.7
Book value per share..     12.79         11.61         10.68         10.2         8.7

     Two measures of performance by banking institutions are return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 2000, the Company's ROA was 0.74% compared with 0.93% and 1.16%, respectively, for the years ended December 31, 1999 and 1998. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2000, the Company's ROE was 13.21% compared with 15.80% and 14.83%, respectively, for the years ended December 31, 1999 and 1998.

                       Analysis of Results of Operations

     The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, other charges and fees, trust income, and gains on sales of assets.

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

2000 compared to 1999

     Net interest income (FTE) increased modestly to $24.8 million for 2000 from $24.7 million in 1999, a 0.1% increase. While average earning assets increased 15.3% from 1999 to 2000, net interest income (FTE) increased very little primarily as a result of the narrowing of interest rate spreads as increases in deposit and borrowing cost exceeded increases in loan and other earning asset yields. Thus, an increase in net interest income usually associated with growth in average earning assets did not occur due to the decline in interest rate spreads. The Company's net interest margin declined from 3.77% for 1999 to 3.27% for 2000. The Company experienced strong competition for loans and deposits during 2000 which resulted in the Company's average loan yields increasing only 12 basis points compared to 1999 while deposit and borrowing costs increased 74 basis points in 2000 compared to 1999. These competitive conditions, coupled with the Company's liability sensitive balance sheet and 2000's rising rate environment, were the principal factors in the decline in the Company's net interest margin in 2000.

1999 compared to 1998

     Net interest income (FTE) increased 31.4% to $24.7 million in 1999 from $18.8 million in 1998. This increase primarily resulted from a 46.1% increase in average earning assets to $656.6 million in 1999 from $449.4 million in 1998. The increase in average earning assets resulted from continued growth in the Company's loan portfolio and a significant increase in the investment securities portfolio. The Company's net interest margin declined from 4.19% for 1998 to 3.77% for 1999. The Company experienced strong competition for loans which reduced the Company's average loan yields by 77 basis points in 1999 compared to 1998. Deposit costs declined 48 basis points in 1999 compared to 1998 primarily as a result of lower CD rates on the repricing of promotional CD's offered in connection with certain branch openings in 1997 and 1998. Deposit growth not used to fund loans, along with certain borrowings, was used to increase the investment securities portfolio. The increase in the investment securities portfolio in amount and as a percentage of total assets reduced net interest margin as the yield on securities was less than the yield on loans.

                        Analysis of Net Interest Income
                       (FTE = Fully Taxable Equivalent)

                                                        Year Ended December 31,
                                              ------------------------------------------
                                                2000             1999              1998
                                              -------          -------           -------
                                                        (Dollars in thousands)
Interest income...........................    $60,752          $51,575           $38,882
FTE adjustment............................      1,098              947               466
                                              -------          -------           -------
Interest income - FTE.....................     61,850           52,522            39,348
Interest expense..........................     37,089           27,782            20,518
                                              -------          -------           -------
Net interest income - FTE.................    $24,761          $24,740           $18,830
                                              =======          =======           =======

Yield on interest earning assets - FTE....       8.17%            8.00%             8.76%
Cost of interest-bearing liabilities......       5.37             4.63              5.06
Net interest spread - FTE.................       2.80             3.37              3.70
Net interest margin - FTE.................       3.27             3.77              4.19

     The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 2000, 1999 and 1998. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for assets and liabilities. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and origination costs, capitalization of interest on construction projects and late fees. These are considered adjustments to yields or rates.

          Average Consolidated Balance Sheets and Net Interest Analysis

                                                                                 Year Ended December 31,
                                                  --------------------------------------------------------------------------------
                                                              2000                        1999                     1998
                                                  ----------------------------  ------------------------ -------------------------
                                                  Average    Income/    Yield/  Average  Income/  Yield/ Average  Income/  Yield/
                                                  Balance    Expense    Rate    Balance  Expense  Rate   Balance  Expense  Rate
                                                  --------   -------   -------  -------  -------  ------ -------  -------  ------
                                                                                      (Dollars in thousands)
    ASSETS
Earning assets:
  Interest-bearing deposits and federal funds
      sold.....................................    $    282  $    17   6.11%    $    841 $    45  5.26%  $  5,389 $   294  5.46
  Investment securities:
      Taxable..................................     225,515   15,331   6.80      194,511  12,847  6.61     99,840   6,654  6.66
      Tax-exempt-FTE...........................      39,875    2,960   7.42       36,938   2,538  6.87     15,790   1,160  7.35
  Loans - FTE (net of unearned income).........     491,390   43,542   8.86      424,339  37,092  8.74    328,394  31,240  9.51
                                                  ---------  -------            -------- -------         -------- -------
         Total earning assets..................     757,062   61,850   8.17      656,629  52,522  8.00    449,413  39,348  8.76
Non-earning assets.............................      61,135                       53,011                   37,316
                                                  ---------                     --------                 --------
         Total assets..........................    $818,197                     $709,640                 $486,729
                                                  =========                     ========                 ========

    LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
  Deposits:
    Savings and interest-bearing transaction...    $111,283  $ 3,285   2.95%    $105,980 $ 2,756  2.60%  $ 74,354 $ 2,054  2.76%
    Time deposits of $100,000 or more..........     224,231   13,471   6.01      177,938   8,892  5.00     87,751   4,899  5.58
    Other time deposits........................     231,764   12,945   5.59      239,707  12,183  5.08    198,268  11,165  5.63
                                                  ---------  -------            -------- -------         -------- -------
      Total interest-bearing deposits               567,278   29,701   5.24      523,625  23,831  4.55    360,373  18,118  5.03
  Repurchase agreements with customers.........      12,536      680   5.42        2,991     132  4.40        108       4  3.70
  Other borrowings.............................     111,312    6,708   6.03(1)    73,717   3,819  5.18(1)  45,213   2,396  5.30(1)
                                                  ---------  -------            -------- -------         -------- -------
      Total interest-bearing liabilities            691,126   37,089   5.37      600,333  27,782  4.63    405,694  20,518  5.06
Non-interest liabilities:
  Non-interest bearing deposits................      60,636                       54,782                   40,583
  Other non-interest liabilities...............       3,462                        3,085                    2,501
                                                  ---------                     --------                 --------
      Total liabilities........................     755,224                      658,200                  448,778
Trust preferred securities.....................      17,250                        9,452                        -
Stockholders' equity...........................      45,723                       41,988                   37,951
                                                  ---------                     --------                 --------
      Total liabilities and stockholders'
         equity ...............................    $818,197                     $709,640                 $486,729
                                                  =========                     ========                 ========
Interest rate spread - FTE.....................                        2.80%                      3.37%                    3.70%
                                                             -------                     -------                  -------
Net interest income - FTE......................              $24,761                     $24,740                  $18,830
                                                             =======                     =======                  =======
Net interest margin - FTE......................                        3.27%                      3.77%                    4.19%

(1) This rate is impacted by the capitalization of interest on construction projects in the amount of $52,000, $51,000 and $275,000 for the years ended December 31, 2000, 1999 and 1998, respectively. In the absence of this capitalization these percentages would have been 6.07%, 5.25% and 5.91% for the years ended December 31, 2000, 1999 and 1998, respectively.

     The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

                  Analysis of Changes in Net Interest Income

                                                                   2000 over 1999                     1999 over 1998
                                                       ---------------------------------     ------------------------------
                                                                       Yield/                            Yield/
                                                        Volume         Rate       Total       Volume     Rate        Total
                                                       ---------     --------   --------     --------   -------    --------
                                                                                (Dollars in thousands)
Increase (decrease) in:
  Interest income - FTE:
   Interest-bearing deposits and federal
      funds sold ..................................     $    (34)      $    6   $    (28)    $   (236)  $   (13)   $   (249)
   Investment securities:
    Taxable .......................................        2,108          376      2,484        6,253       (60)      6,193
   Tax-exempt - FTE ...............................          218          204        422        1,453       (75)      1,378
  Loans (net of unearned income) ..................        5,941          509      6,450        8,388    (2,536)      5,852
                                                        --------     --------   --------     --------   -------    --------
     Total interest income - FTE ..................        8,233        1,095      9,328       15,858    (2,684)     13,174
                                                        --------     --------   --------     --------   -------    --------

Interest expense:
 Savings and interest-bearing transaction .........          157          372        529          823      (121)        702
 Time deposits of $100,000 or more ................        2,781        1,798      4,579        4,507      (514)      3,993
 Other time deposits ..............................         (444)       1,206        762        2,106    (1,088)      1,018
 Repurchase agreements with customers .............          518           30        548          127         1         128
 Other borrowings .................................        2,266          623      2,889        1,401        22       1,423
                                                        --------     --------   --------     --------   -------    --------
     Total interest expense .......................        5,278        4,029      9,307        8,964    (1,700)      7,264
                                                        --------     --------   --------     --------   -------    --------

Increase (decrease) in net interest
     income - FTE .................................     $  2,955     $ (2,934)  $     21     $  6,894   $  (984)   $  5,910
                                                        ========     ========   ========     ========   =======    ========

Non-Interest Income

     The Company's non-interest income can primarily be broken down into five main sources: (1) service charges on deposit accounts, (2) mortgage lending income, (3) other charges and fees including appraisal fees and commissions from the sale of credit related insurance products, (4) trust income and (5) gains on sales of assets.

     Non-interest income for the year ended December 31, 2000 increased 7.7% to $5.5 million compared with $5.1 million in 1999. Non-interest income was $5.0 million in 1998. During 2000 the Company benefited from strong growth in service charges on deposit accounts which increased 35.3% from 1999. The increase in service charge income resulted primarily from the continued growth in the number of retail checking, commercial checking and cash management customers, increased service charge rates and improved collection and waiver practices. The Company also achieved good growth in trust income as the Company continued to capitalize on enhanced trust services and competitive opportunities. The improvements in these components of non-interest income were offset by declining mortgage lending income in 2000, due primarily to increased mortgage rates during most of 2000.

     The table below shows non-interest income for the years ended December 31, 2000, 1999 and 1998.

                                            Non-Interest Income

                                                                            Year Ended December 31,
                                                                    -----------------------------------------
                                                                      2000           1999            1998
                                                                    ----------     ----------      ----------
                                                                             (Dollars in thousands)
       Service charges on deposit accounts.....................       $ 3,380         $ 2,499         $ 1,372
       Mortgage lending income.................................           849           1,306           2,136
       Other charges and fees..................................           620             630             656
       Trust income............................................           592             479             335
       Gain (loss) on sales....................................           (38)             12             113
       Gain on sale of securities..............................             -              69             255
       Brokerage fee income....................................            61               -               -
       Other...................................................            78             152             164
                                                                      -------         -------         -------
            Total non-interest income..........................       $ 5,542         $ 5,147         $ 5,031
                                                                      =======         =======         =======

Non-Interest Expense

     Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 2000 increased 3.0% to $17.0 million compared with $16.5 million in 1999. Non-interest expense was $13.1 million in 1998. The increase in 2000 primarily resulted from the Company's continued growth and expansion. Full time equivalent employees remained stable at 292 as of December 31, 2000 as the Company slowed its rate of new office openings with only one new office opened in 2000.

     The Company's efficiency ratio (non-interest expenses divided by the sum of net interest income on a tax equivalent basis and non-interest income) was 56.0% for the year ended December 31, 2000 compared to 55.1% in 1999 and 55.0% in 1998.

     The table below shows non-interest expense for the years ended December 31, 2000, 1999 and 1998.

                             Non-Interest Expense

                                                                         Year Ended December 31,
                                                                 -----------------------------------------
                                                                   2000            1999             1998
                                                                 ----------     -----------       --------
                                                                         (Dollars in thousands)
          Salaries and employee benefits......................      $ 8,928         $ 8,752        $ 7,197
          Net occupancy and equipment expense.................        2,910           2,655          1,961
          Other real estate and foreclosure expense ..........          592             358            130
          Other operating expense:
             Professional and outside services................          315             319            211
             Postage..........................................          255             286            243
             Telephone........................................          478             418            314
             Data lines.......................................          236             186            139
             Operating supplies...............................          487             513            454
             Advertising and public relations.................          551             612            566
             Directors' fees..................................          103             121            114
             Software expense.................................          409             301            190
             ATM expense......................................          236             178            118
             FDIC and state assessments.......................          238             217            166
             Business development, meals and travel...........          136             147            120
             Amortization of goodwill.........................           90              90            106
             Amortization of other intangibles................          169             172             67
             Other............................................          831           1,139          1,023
                                                                    -------         -------        -------
                 Total non-interest expense...................      $16,964         $16,464        $13,119
                                                                    =======         =======        =======


Income Taxes

     The provision for income taxes was $2.3 million for the year ended December 31, 2000 compared to $2.5 million in 1999 and $2.6 million in 1998. The effective income tax rates were 27.5%, 27.4% and 31.8%, respectively, for 2000, 1999 and 1998.

     The effective tax rates for these years are below the statutory tax rates because of a state income tax recovery in 1999 and the large portfolio of investments in tax-exempt securities, including securities exempt from both federal and Arkansas income taxes as well as certain federal agency securities exempt solely from Arkansas income taxes.

                        Analysis of Financial Condition

Loan Portfolio

     At December 31, 2000 the Company's loan portfolio was $510.5 million, an increase of 9.3% from $467.1 million at December 31, 1999. As of December 31, 2000 the Company's loan portfolio consisted of approximately 72.3% real estate loans, 11.4% consumer loans, 12.5% commercial and industrial loans and 2.9% agricultural loans (non-real estate).

     The amount and type of loans outstanding are reflected in the following table.

                                Loan Portfolio

                                                                                    December 31,
                                                     ------------------------------------------------------------------------
                                                       2000            1999            1998            1997            1996
                                                     --------        --------        --------        --------        --------
                                                                               (Dollars in thousands)
Real Estate:
    Residential 1-4 family.......................    $144,920        $136,856        $121,539        $ 96,943        $ 78,124
    Non-farm/non-residential.....................     134,726         101,766          76,563          41,710          35,258
    Agricultural.................................      38,808          20,396          19,463          13,443          11,583
    Construction/land development................      42,354          28,294          23,305          16,257           8,808
    Multifamily residential......................       8,367           4,687           6,207           3,897           3,743
                                                     --------        --------        --------        --------        --------
        Total real estate........................     369,175         291,999         247,077         172,250         137,516
Consumer.........................................      58,430          81,753          66,407          53,233          39,868
Commercial and industrial........................      63,799          70,012          52,192          37,470          28,154
Agricultural (non-real estate)...................      14,605          19,947          20,068          10,824           8,363
Other............................................       4,535           3,420           1,782           1,686             561
                                                     --------        --------        --------        --------        --------
        Total loans..............................    $510,544        $467,131        $387,526        $275,463        $214,462
                                                     ========        ========        ========        ========        ========

     The following table reflects loans classified by remaining maturities at December 31, 2000 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have maturities exceeding one year but have principal paydowns scheduled in less than a year. Also many variable rate loans have maturities exceeding one year but are repriceable in periods of one year or less.

                                Loan Maturities

                                                                  Over 1 Year
                                                         1 Year     Through      Over
                                                         or Less    5 Years    5 Years    Total
                                                        --------   ---------  ---------  --------
                                                                 (Dollars in thousands)
     Real Estate ....................................   $ 97,138    $235,253   $ 36,784  $369,175
     Consumer........................................     13,966      43,314      1,150    58,430
     Commercial, industrial and agricultural.........     34,022      41,114      3,268    78,404
     Other...........................................        412       1,007      3,116     4,535
                                                        --------    --------   --------  --------
                                                        $145,538    $320,688   $ 44,318  $510,544
                                                        ========    ========   ========  ========

     Fixed rate......................................   $128,296    $301,664   $ 22,852  $452,812
     Floating rate...................................     17,242      19,024     21,466    57,732
                                                        --------    --------   --------  --------
                                                        $145,538    $320,688   $ 44,318  $510,544
                                                        ========    ========   ========  ========

     The following table reflects loans classified as of December 31, 2000 by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing classification approximates the Company's ability to reprice loans or the ability to reinvest loan payoffs in new loans, other investments or reduce borrowings.

                         Loan Cash Flows or Repricing

                                         Over 1 Year
                                 1 Year    Through      Over
                                or Less    5 Years    5 Years     Total
                               --------   --------   --------   --------
                                         (Dollars in thousands)
Fixed rate...................  $213,084   $218,068   $ 21,660   $452,812
Floating rate................    51,102      6,630          -     57,732
                               --------   --------   --------   --------
                               $264,186   $224,698   $ 21,660   $510,544
                               ========   ========   ========   ========

Nonperforming Assets

     Nonperforming assets consist of (1) nonaccrual loans, (2) accruing loans 90 days or more past due, (3) certain restructured loans providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan obligations or upon foreclosure.

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

     Nonperforming loans as a percent of total loans improved to 0.37% at year-end 2000 compared to 0.42% at year-end 1999. Nonperforming assets as a percent of total assets improved to 0.42% as of year-end 2000 compared to 0.53% as of year-end 1999. During the third quarter of 2000 the Company transferred a large credit to other real estate owned and took a significant charge-off of $787,000. During the fourth quarter twenty-four of the thirty-four properties securing this credit were sold. This resulted in a 69.7% reduction of the outstanding book value of these properties from $1,515,000 at September 30, 2000 to $459,000 at December 31, 2000. The Company's experience to date in the disposal of these properties leads management to believe the Company will incur no additional losses with respect to this credit.

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

                             Nonperforming Assets

                                                                                         December 31,
                                                                         ----------------------------------------------
                                                                          2000      1999      1998      1997      1996
                                                                         ------    ------    ------    ------    ------
                                                                                    (Dollars in thousands)
Nonaccrual loans .....................................................   $1,880    $1,972    $2,708    $  664    $2,057
Accruing loans 90 days or more past due ..............................       --        --        21        35       253
Restructured loans ...................................................       --        --        --        --        --
                                                                         ------    ------    ------    ------    ------
         Total nonperforming loans ...................................    1,880     1,972     2,729       699     2,310
Foreclosed assets held for sale and repossessions(1)..................    1,600     2,238       314       136        78
                                                                         ------    ------    ------    ------    ------
         Total nonperforming assets ..................................   $3,480    $4,210    $3,043    $  835    $2,388
                                                                         ======    ======    ======    ======    ======

Nonperforming loans to total loans ...................................     0.37%     0.42%     0.70%     0.25%     1.08%
Nonperforming assets to total assets .................................     0.42      0.53      0.50      0.24      0.88


(1) Foreclosed assets held for sale and repossessions are generally written down to estimated market value at the time of transfer from the loan portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value, if lower, until disposition. Under Arkansas banking law, other real estate owned is generally required to be written off over a five year period unless approval of the Arkansas State Bank Department is obtained to write such assets off over an extended period. The Company's other real estate owned is being written off over periods of five or twenty years.

     An analysis of the allowance for loan losses for the periods indicated is shown in the table below.

                    Allowance and Provision for Loan Losses

                                                                                        Year Ended December 31,
                                                                     -----------------------------------------------------------
                                                                      2000          1999          1998          1997        1996
                                                                     ------        ------        ------        ------     ------
                                                                                         (Dollars in thousands)
Balance, beginning of period......................................   $6,072        $4,689        $3,737        $3,019     $1,909
Loans charged off:
     Real estate:
       Residential 1-4 family.....................................      690           260            75            35         73
       Non-farm/non-residential...................................      121             8            18            --         --
       Agricultural...............................................       10             3            --            --         --
       Construction/land development..............................       --           115            --            --         --
       Multifamily residential....................................       79            --            --            --         --
                                                                     ------        ------        ------        ------     ------
         Total real estate........................................      900           386            93            35         73
     Consumer.....................................................      549           516           633           434        216
     Commercial and industrial....................................      443           271           423            --        128
     Agricultural (non-real estate)...............................      106            52            --            --         --
                                                                     ------        ------        ------        ------     ------
         Total loans charged off..................................    1,998         1,225         1,149           469        417
                                                                     ------        ------        ------        ------     ------

Recoveries of loans previously charged off:
     Real estate:
       Residential 1-4 family.....................................       39             4             9             5          2
       Non-farm/non-residential...................................       44            --            --            --         --
       Agricultural...............................................        1            --            --             2         --
       Construction/land development..............................       --             2            --            --         --
       Multifamily residential....................................       --            --            --            --         --
                                                                     ------        ------        ------        ------     ------
         Total real estate........................................       84             6             9             7          2
     Consumer.....................................................       74           111            55            39         35
     Commercial and industrial....................................       48             6            11             2          4
     Agricultural (non-real estate)...............................        1            --            --            --         --
                                                                     ------        ------        ------        ------     ------
         Total recoveries.........................................      207           123            75            48         41
                                                                     ------        ------        ------        ------     ------
Net loans charged off.............................................    1,791         1,102         1,074           421        376
Provision charged to operating expense............................    2,325         2,485         2,026         1,139      1,486
                                                                     ------        ------        ------        ------     ------
Balance, end of period............................................   $6,606        $6,072        $4,689        $3,737     $3,019
                                                                     ======        ======        ======        ======     ======

Net charge-offs to average loans outstanding during
     the periods indicated........................................     0.36%         0.26%         0.33%         0.17%      0.21%
Allowance for loan losses to total loans..........................     1.29          1.30          1.21          1.36       1.41
Allowance for loan losses to nonperforming loans..................   351.38        307.91        171.82        534.62     130.69

     The amounts of provisions to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and
(3) a historical analysis. In addition to these objective criteria, the Company subjectively assesses adequacy of the allowance for loan losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. The Company's allowance for loan losses increased to $6,606,000 at December 31, 2000, or 1.29% of total loans, compared with $6,072,000, or 1.30% of total loans, at December 31, 1999. While management believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan losses.

     The Company's net charge-offs for 2000 were significantly increased by a third quarter charge-off in the amount of $787,000 related to a single credit, which the Company considers to be an unusual situation. Excluding the charge-off related to this one credit, net charge-offs for the year 2000 would have been $1,004,000, or 0.20% of average outstanding loans.

     The Company's internal grading system analysis assigns grades to all loans except residential 1-4 family loans and consumer installment loans. Graded loans are assigned to one of seven risk grades, with each grade being assigned a specific reserve allocation percentage. The loan grade for each individual loan is determined by the loan officer at the time it is made and changed from time to time to reflect an ongoing assessment of loan risk. Loan grades are reviewed on specific loans from time to time by senior management and as part of the Company's internal loan review process. Residential 1-4 family and consumer installment loans are assigned a reserve allocation percentage based on past due status.

     The sum of all reserve amounts determined by this methodology is utilized by management as the primary indicator of the appropriate reserve level. The unallocated reserve generally serves to compensate for the uncertainty in estimating loan losses including the possibility of changing risk ratings or specific reserve allocations.

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

     Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category (except in the case of residential 1-4 family and consumer installment loans), risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include the following: (1) for non-farm/non-residential loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (2) for agricultural real estate loans, the loan to value ratio; (3) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (4) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and (5) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

     Management reviews the allowance on a quarterly basis to determine whether the amount of monthly provisions should be increased or decreased or whether additional provisions should be made to the allowance. The allowance is determined by management's assessment and grading of individual loans in the case of loans other than residential 1-4 family and consumer installments and specific reserves made for other categories of loans. The total allowance amount is available to absorb losses across the Company's entire portfolio.

     The following table sets forth the sum of the amounts of the allowance for loan losses attributable to individual loans within each loan category, or loan categories in general, and unallocated reserves as of December 31, 2000, 1999, 1998 and 1997. These amounts have been computed using the Company's grading system analysis. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular loan categories. Information prior to the Company's initial public offering in 1997 is not available.

                  Allocation Of The Allowance For Loan Losses

                                                  Percent of             Percent of             Percent of             Percent of
                                                   Loans in               Loans in               Loans in               Loans in
                                                   Category               Category               Category               Category
                                       Allowance   to Total   Allowance   to Total   Allowance   to Total   Allowance   to Total
                                         Amount     Loans       Amount     Loans       Amount     Loans     Amount/1/     Loans
                                       ---------  ----------  ---------  ----------  ---------  ----------  ---------  ----------
                                         December 31, 2000      December 31, 1999      December 31, 1998      December 31, 1997
                                       ---------------------  ---------------------  ---------------------  ---------------------
                                                                         (Dollars in thousands)
Real estate:
  Residential 1-4 family..............  $   430        28.4%    $   478      29.2%    $   532        31.4%    $ 1,116      35.2%
  Non-farm/
      non-residential.................    1,499        26.4       1,067      21.8         801        19.7         423      15.2
  Agricultural........................      517         7.6         302       4.4         231         5.0         152       4.9
  Construction/land
      development.....................      456         8.3         321       6.1         267         6.0         163       5.9
  Multifamily.........................       95         1.6          57       1.0          63         1.6          41       1.4
Consumer..............................      883        11.4       1,313      17.5       1,236        17.1         372      19.3
Commercial and industrial.............      859        12.5         808      15.0         610        13.5         412      13.6
Agricultural (non-real estate)........      199         2.9         322       4.3         257         5.2         114       3.9
Other.................................      326         0.9         225       0.7         179         0.5         248       0.6
Unallocated reserves..................    1,342         N/A       1,179       N/A         513         N/A         696       N/A
                                        -------      ------     -------     -----     -------       -----     -------    ------
                                        $ 6,606       100.0%    $ 6,072     100.0%    $ 4,689       100.0%    $ 3,737     100.0%

(1) The allocation of the allowance by loan type as of December 31, 1997 is presented based on the Company's previous methodology as information is not available to restate this allocation.


     The Company maintains an internally classified loan list that, along with the list of nonaccrual or nonperforming loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are loans that are in the process of being charged off. At December 31, 2000, substandard loans not designated as nonaccrual or 90 days past due totaled $1.8 million. No loans were designated as doubtful or loss at December 31, 2000.

     Administration of the subsidiary bank's lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and various loan committees. Loan authority is granted to the Chief Executive Officer as determined appropriate by the Board of Directors. Loan authorities of other lending officers are assigned by the Chief Executive Officer.

     Loans and aggregate loan relationships exceeding $3 million up to the lending limit of the bank can be authorized only by the Board of Directors. Loans and aggregate loan relationships exceeding $1 million up to $3 million can be authorized by the loan committee. The Board of Directors reviews on a monthly basis reports of loan originations, loan commitments over $100,000, past due loans, internally classified and watch list loans and activity in the Company's allowance for loan losses.

     The Company's compliance and loan review officers are responsible for serving the bank subsidiary of the Company in the loan review and compliance areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance and loan review officers prepare loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. These reports are provided to the audit committee, which consists of three non-employee independent members of the Board of Directors.

     The Company's allowance for loan losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan portfolio during the last three years, key allowance and nonperforming loan ratios and comparisons to industry averages.

     Based on these procedures, management believes that the allowance of $6,606,000 at December 31, 2000 is adequate. The allowance for loan losses was 1.29% of loans at December 31, 2000 compared to 1.30% at December 31, 1999.

Provision for Loan Losses: The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for 2000 was $2.3 million compared to $2.5 million in 1999 and $2.0 million in 1998.

Investments and Securities

     The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the book value and the fair value of investment securities for each of the dates indicated.

                             Investment Securities

                                                                       December 31,
                                        --------------------------------------------------------------------------
                                                 2000                      1999                     1998
                                        ------------------------  -----------------------  -----------------------
                                          Book          Fair        Book         Fair         Book         Fair
                                        Value/(1)/   Value/(2)/   Value/1)/   Value/(2)/   Value/(1)/   Value/(2)/
                                        ----------   ----------   ---------   ----------   ----------   ----------
                                                                  (Dollars in thousands)
Securities of U.S. Government
   agencies...........................  $ 195,771     $ 192,107   $ 215,713    $ 202,947    $ 156,351    $ 156,331
Mortgage-backed securities............        174           174         192          192        2,117        2,117
Obligations of states and political
   subdivisions.......................     43,135        43,092      39,705       39,665       14,904       14,985
Other securities......................     14,136        14,142       7,785        7,782        3,246        3,246
                                        ---------     ---------   ---------    ---------    ---------    ---------
       Total .........................  $ 253,216     $ 249,515   $ 263,395    $ 250,586    $ 176,618    $ 176,679
                                        =========     =========   =========    =========    =========    =========

(1) The book value on available-for-sale securities is adjusted to reflect the unrealized gains or losses on those securities.

(2) The fair value of the Company's investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

     The following table reflects the book value, by contractual maturity, of the Company's investment securities at December 31, 2000 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 34% tax rate) of such securities. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                Maturity Distribution of Investment Securities

                                                             Over        Over
                                                 1 Year     1 Year     5 Years       Over
                                                   or       Thru 5     Thru 10        10                            Fair
                                                  Less      Years       Years        Years         Total            Value
                                                 ------     ------     --------     -------      ---------        --------
                                                                       (Dollars in thousands)
Securities of U.S. Government agencies.......    $    -     $  250     $161,016     $34,505      $195,771/(1)/    $192,107
Mortgage-backed securities...................         -          -           57         117           174              174
Obligations of states and political
 subdivisions................................     1,454      5,483        9,350      26,848        43,135/(2)/      43,092
Other securities.............................       997      1,879            -      11,260        14,136/(3)/      14,142
                                                 ------     ------     --------     -------      --------         --------
  Total......................................    $2,451     $7,612     $170,423     $72,730      $253,216         $249,515
                                                 ======     ======     ========     =======      ========         ========


Percentage of total..........................      0.97%      3.01%       67.30%      28.72%       100.00%
Weighted average yield (FTE)/(4)/............      7.95       7.85         6.62        7.08          6.80

(1) All federal agency securities held by the Company have certain rights which allow the issuer to call or prepay the obligation without prepayment penalties.
(2) Includes approximately $1.0 million of securities earning interest at floating rates repricing semi-annually.
(3) Includes approximately $8.1 million of Federal Home Loan Bank stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.
(4)  The weighted average yields (FTE) are based on book value.

Deposits

     The Company's bank subsidiary lending and investing activities are funded primarily by deposits, approximately 73.7% of which were time deposits and 26.3% of which were demand and savings deposits at December 31, 2000. Interest-bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 16.8% of total deposits at December 31, 2000. Non-interest bearing demand deposits at December 31, 2000, constituted approximately 9.5% of total deposits. The Company had $1.6 million of brokered deposits at December 31, 2000.

                      Average Deposit Balances and Rates

                                                                    Year Ended December 31,
                                        ----------------------------------------------------------------------------------
                                                  2000                        1999                         1998
                                        ------------------------     ------------------------     ------------------------
                                                       Average                      Average                      Average
                                         Average         Rate         Average         Rate         Average         Rate
                                          Amount         Paid          Amount         Paid          Amount         Paid
                                        ---------     ----------     ---------     ----------     ---------     ----------
                                                                      (Dollars in thousands)
Non-interest bearing accounts.........   $ 60,636             -       $ 54,782            -        $ 40,583             -
Interest-bearing accounts:
  Transaction (NOW)...................     55,452          2.47%        51,615         2.21%         32,419          2.25%
  Savings.............................     16,586          2.06         15,702         1.97          12,002          2.11
  Money Market........................     39,245          4.01         38,663         3.38          29,933          3.58
  Time deposits less than $100,000....    231,764          5.59        239,707         5.08         198,268          5.63
  Time deposits $100,000 or more......    224,231          6.01        177,938         5.00          87,751          5.58
                                         --------                     --------                     --------
     Total deposits...................   $627,914                     $578,407                     $400,956
                                         ========                     ========                     ========

     The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 2000.

          Maturity distribution of time deposits of $100,000 and over

                                                  December 31, 2000
                                               ----------------------
                                               (Dollars in thousands)
               Maturity
               --------
               3 months or less.............           $134,383
               3 to 6 months................             94,348
               6 to 12 months...............             28,842
               Over 12 months...............              7,772

Interest Rate Sensitivity

     The Company's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

     The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. Typically, the committee reviews on at least a quarterly basis the bank subsidiary's relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for different time periods. Additionally, the committee and management utilize a simulation model in assessing the Company's interest rate sensitivity.

     This simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the GAP table presented below, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various rate sensitive assets and liabilities will reprice, (3) the expected growth in various interest earning assets and interest-bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company's changes in net interest income resulting from an immediate and sustained parallel shift in interest rates of up 100 basis points (bps), up 200 bps, down 100 bps and down 200 bps. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be accurate. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the simulation model will reflect future results.

     The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve month period commencing January 1, 2001.

                   Change in            $ Change in             % Change in
                 Interest Rates      Projected Baseline      Projected Baseline
                    (in bps)        Net Interest Income     Net Interest Income
                 --------------     -------------------     -------------------
                                  (Dollars in thousands)
                    +200                  $(2,875)                 (11.1)%
                    +100                   (1,269)                  (4.9)
                    -100                      783                    3.0
                    -200                   (2,242)                  (8.6)

     In the event of a shift in interest rates, management may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and deposits.

     The Company's simple static GAP analysis is shown in the following table. At December 31, 2000 the cumulative ratios of rate sensitive assets to rate sensitive liabilities at six months and one year, respectively, were 44.4% and 51.1%. A financial institution is considered to be liability sensitive, or as having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive GAP, when the amount of its interest-bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative GAP should result in an increase in net interest income, and in a rising interest rate environment this negative GAP should adversely affect net interest income. The converse would be true for a positive GAP. Due to inherent limitations in any static GAP analysis and since conditions change on a daily basis, these expectations may not reflect future results.

                     Rate Sensitive Assets and Liabilities

                                                                   December 31, 2000
                               ----------------------------------------------------------------------------------------
                                  Rate          Rate                                     Cumulative         Cumulative
                               Sensitive     Sensitive       Period      Cumulative        Gap to          RSA/(1)/ to
                                 Assets      Liabilities       Gap           Gap        Total RSA/(1)/       RSL/(2)/
                               ---------     -----------   ----------   ------------    --------------     ------------
                                              (Dollars in thousands)
Floating rate..............    $  60,987      $  52,275     $   8,712      $   8,712           1.14%           116.67%
Fixed rate repricing in:
  1 day - 6 months.........      131,677        381,336      (249,659)      (240,947)        (31.46)            44.43
  7 months - 12 months.....       84,677        109,660       (24,983)      (265,930)        (34.73)            51.05
  1 - 2 years..............      105,517         47,076        58,441       (207,489)        (27.10)            64.85
  2 - 3 years..............       91,146          2,177        88,969       (118,520)        (15.48)            80.00
  3 - 4 years..............       28,125         20,887         7,238       (111,282)        (14.53)            81.86
  4 - 5 years..............       38,473         12,264        26,209        (85,073)        (11.11)            86.40
  Over 5 years.............      225,175         67,978       157,197         72,124           9.42            110.40
                               ---------      ---------     ---------
    Total..................    $ 765,777      $ 693,653     $  72,124
                               =========      =========     =========

(1) Rate Sensitive Assets
(2) Rate Sensitive Liabilities

     The data used in the table above is based on contractual repricing dates for variable or adjustable rate instruments except for interest-bearing Now accounts and regular savings accounts of which 50% are reflected as repricing prorata during the first two years with the remaining 50% distributed over future periods. Callable investments or borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the fixed rate category for the time period in which the call occurs or is expected to occur. Other financial instruments are scheduled on their contractual maturity. This simple GAP analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include among other things, call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

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

     The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 2000 and December 31, 1999 and are presented below, followed by the capital ratios of the Company's bank subsidiary at December 31, 2000.

                          Consolidated Capital Ratios

                                                                                                  December 31,
                                                                                       ---------------------------------
                                                                                          2000                   1999
                                                                                       ---------              ----------
                                                                                            (Dollars in thousands)
     Tier 1 capital:
         Stockholders' equity.......................................................   $  48,349               $  43,874
         Allowed amount of guaranteed preferred beneficial interest in
            Company's subordinated debentures (trust preferred securities)..........      16,617                  15,132
         Plus net unrealized losses on available for sale securities ...............       1,501                   1,523
         Less goodwill and certain intangible assets................................      (3,064)                 (3,304)
                                                                                       ---------               ---------
               Total tier 1 capital.................................................   $  63,403               $  57,225

     Tier 2 capital:
         Qualifying allowance for loan losses.......................................       6,606                   6,072
         Remaining amount of guaranteed preferred beneficial interest in
            Company's subordinated debentures (trust preferred securities)..........         633                   2,118
                                                                                       ---------               ---------
               Total risk-based capital.............................................   $  70,642               $  65,415
                                                                                       =========               =========

     Risk-weighted assets...........................................................   $ 550,516               $ 497,460
                                                                                       =========               =========

     Ratios at end of period:
         Leverage capital...........................................................        7.57%                   7.46%
         Tier 1 risk-based capital..................................................       11.52                   11.50
         Total risk-based capital...................................................       12.83                   13.15

     Minimum ratio guidelines:
         Leverage capital/(1)/......................................................        3.00%                   3.00%
         Tier 1 risk-based capital..................................................        4.00                    4.00
         Total risk-based capital...................................................        8.00                    8.00

                       Capital Ratios of Bank Subsidiary

                                                          December 31, 2000
                                                       ----------------------
                                                         Bank of the Ozarks
                                                       (Dollars in thousands)
           Stockholders' equity - Tier 1.........               $62,357
           Leverage capital .....................                  7.45%
           Tier 1 risk-based capital ............                 11.34
           Total risk-based capital .............                 12.54

(1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

Liquidity and Capital Resources

     Line of Credit. Prior to the fourth quarter of 2000 the Company maintained a revolving line of credit for up to $22 million with a correspondent bank. In the fourth quarter of 2000 the Company terminated their line of credit. No borrowings had been outstanding for more than a year and no borrowing needs were anticipated in the immediate future. Consequently, to reduce administration associated with maintaining this line, the Company asked the correspondent bank to terminate the agreement.

     Trust Preferred Securities. On June 18, 1999 Ozark Capital Trust, the Company's wholly owned Delaware trust subsidiary, sold to investors $17.3 million of 9% trust preferred securities. The proceeds were used to purchase an equal principal amount of subordinated debentures of Bank of the Ozarks, Inc. Subject to certain limitations, the trust preferred securities qualify as Tier 1 capital and are presented in the Consolidated Balance Sheets as "Guaranteed preferred beneficial interest in the Company's subordinated debentures." Both the trust preferred securities and the subordinated debentures will mature on June 18, 2029; however, they may be prepaid, subject to regulatory approval, prior to maturity at any time on or after June 18, 2004, or earlier upon certain changes in tax or investment company laws or regulatory capital requirements. The net proceeds from this offering were used to repay $12.5 million outstanding borrowings under the Company's revolving line of credit with the balance of the proceeds used for general corporate purposes including a $3.0 million capital investment in the Company's bank subsidiary.

     Growth and Expansion. On May 30, 2000 the Company opened its 24/th/ banking office located in Yellville, Arkansas, the county seat of Marion County. This new office is an expansion of the Company's operations in North Arkansas. During 2000 the Company broke ground for two new banking offices at 2520 South Zero Street in Fort Smith, Arkansas and 10300 Stagecoach Road in the Otter Creek area of Little Rock, Arkansas. The Company's new Fort Smith office will be its second in that city and is expected to open during the first half of 2001. The Company's new Otter Creek office will be the Company's seventh office in the Little Rock and North Little Rock market and is expected to open during the second quarter of 2001. The Company has submitted application for approval of a branch location in a Wal-Mart Supercenter located in Bryant, Arkansas. Opening is expected to occur in the first half of 2001 subject to regulatory approval. Capital expenditures were $1.6 million in 2000 and are projected to be in the range of $2.0-$2.5 million for 2001.

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

     Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Loan repayments are a relatively stable source of funds, but such loans generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks and Federal Reserve Bank borrowings

     At December 31, 2000, the Company's bank subsidiary had substantial unused borrowing availability. This availability was primarily comprised of the following three sources: (1) $188.5 million of available blanket borrowing capacity with the Federal Home Loan Bank which offers various terms, (2) $8.2 million of securities available to pledge on a federal funds line of credit or for repurchase agreements or other borrowings and (3) up to $4.4 million from several borrowing programs of the Federal Reserve Bank.

     Management anticipates the Company's bank subsidiary will continue to rely primarily on customer deposits and loan repayments to provide liquidity. Additionally, where necessary, the above described borrowings will be used to augment the Company's primary funding sources.

     Dividend Policy. In 2000 the Company paid dividends of $0.42 per share. In 1999 and 1998 the Company paid dividends of $0.40 and $0.23 per share, respectively. Commencing in the third quarter of 2000 the dividend was increased from $0.10 per quarter to $0.11 per quarter. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue the current $0.11 quarterly dividend with consideration to future changes depending on the Company's earnings, capital and liquidity needs.

Year 2000

     The Company believes it has completed its Year 2000 Project as scheduled. As of December 31, 2000, the Company's computer and other systems with imbedded microchips have operated without Year 2000 related problems and appear to be Year 2000 compliant. The Company is not aware that any of its software and hardware vendors, major loan customers, correspondent banks or governmental agencies with which the Company interacts have experienced material Year 2000 related problems. While the Company believes all of its critical systems are Year 2000 ready, there can be no guarantee the Company has discovered all possible failure points including all of its systems, non-ready third parties whose systems and failures could impact the Company, or other uncertainties.

     The Company's aggregate expenses incurred since 1996 with respect to its Year 2000 Project were less than $130,000, all of which were expensed as of December 31, 1999. A significant portion of these costs were represented by the redeployment of existing staff during 1998 and 1999 to the Year 2000 project. No projects under consideration by the Company have been deferred because of Year 2000 efforts. The Company does not anticipate any additional material costs relating to the Year 2000 issue.

Forward-Looking Information

     This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements with respect to net interest margin, net interest income and anticipated future operating and financial performance, statements regarding asset quality and nonperforming loans, growth opportunities and growth rates, acquisition opportunities and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

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

                        Summary of Quarterly Results of
             Operations, Common Stock Market Prices and Dividends

                                                                   2000 - Three Months Ended
                                                   ----------------------------------------------------------
                                                    Mar. 31         June 30         Sept. 30         Dec. 31
                                                   ---------       ---------       ----------       ---------
                                                        (Dollars in thousands, except per share amounts)
Total interest income...........................    $ 14,404        $ 14,905        $  15,425       $  16,018
Total interest expense..........................       8,198           8,812            9,856          10,223
                                                    --------        --------        ---------       ---------
   Net interest income..........................       6,206           6,093            5,569           5,795
Provision for loan losses.......................         378             324            1,225             398
Non-interest income.............................       1,250           1,417            1,552           1,323
Non-interest expense............................       4,187           4,244            4,351           4,182
Income taxes....................................         708             730              255             596
Distributions on trust preferred securities.....         397             397              397             396
                                                    --------        --------        ---------       ---------
   Net income...................................    $  1,786        $  1,815        $     893       $   1,546
                                                    ========        ========        =========       =========

Per share:
   Earnings - diluted...........................    $   0.47        $   0.48        $    0.24       $    0.41
   Cash dividends...............................        0.10            0.10             0.11            0.11
Bid price per common share:
   Low..........................................    $  14.13        $  14.94        $   11.75       $   10.19
   High.........................................       19.44           18.25            16.50           12.94

                                                                   1999 - Three Months Ended
                                                   ----------------------------------------------------------
                                                    Mar. 31         June 30         Sept. 30         Dec. 31
                                                   ---------       ---------       ----------       ---------
                                                        (Dollars in thousands, except per share amounts)
Total interest income...........................    $ 11,730        $ 12,617        $ 13,234        $  13,993
Total interest expense..........................       6,421           6,730           7,012            7,618
                                                    --------        --------        --------        ---------
   Net interest income..........................       5,309           5,887           6,222            6,375
Provision for loan losses.......................         611             580             578              716
Non-interest income.............................       1,269           1,303           1,293            1,282
Non-interest expense............................       3,768           4,241           4,195            4,261
Income taxes....................................         673             658             639              539
Distributions on trust preferred securities ....           -              52             397              397
                                                    ========        ========        ========        =========
   Net income...................................    $  1,526        $  1,659        $  1,706        $   1,744
                                                    ========        ========        ========        =========

Per share:
   Earnings - diluted...........................    $   0.40        $   0.44        $   0.45        $    0.46
   Cash dividends...............................        0.10            0.10            0.10             0.10
Bid price per common share:
   Low..........................................    $  20.50        $  17.00        $  16.75        $   16.63
   High.........................................       23.25           21.38           21.25            20.63

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

                        Report of Independent Auditors
                        ------------------------------


Board of Directors and Shareholders
Bank of the Ozarks, Inc.


     We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.




                                                /s/ ERNST & YOUNG LLP
                                                --------------------------------
                                                Ernst & Young LLP

Little Rock, Arkansas
January 11, 2001

                           BANK OF THE OZARKS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                                  December 31,
                                                                                ------------------------------------------------
                                                                                       2000                          1999
                                                                                -----------------              -----------------
                                                                                (Dollars in thousands, except per share amounts)
             ASSETS
             ------
Cash and due from banks                                                              $   20,523                      $  24,279
Interest-bearing deposits                                                                    17                            283
                                                                                     ----------                      ---------
  Cash and cash equivalents                                                              20,540                         24,562
Investment securities - available for sale                                               51,696                         44,837
Investment securities - held to maturity (estimated market value: $197,819 in
 2000 and $205,749 in 1999)                                                             201,520                        218,558

Federal funds sold                                                                        2,000                              -
Loans, net of unearned income                                                           510,544                        467,131
Allowance for loan losses                                                                (6,606)                        (6,072)
                                                                                     ----------                      ---------
  Net loans                                                                             503,938                        461,059
Premises and equipment, net                                                              30,535                         30,547
Foreclosed assets held for sale, net                                                      1,600                          2,238
Interest receivable                                                                       8,894                          7,174
Intangible assets, net                                                                    3,064                          3,323
Other                                                                                     3,165                          3,744
                                                                                     ----------                      ---------
      Total assets                                                                   $  826,952                      $ 796,042
                                                                                     ==========                      =========

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------
Deposits
  Demand non-interest bearing                                                        $   64,572                      $  56,177
  Savings and interest-bearing transaction                                              113,606                        105,211
  Time                                                                                  499,505                        434,542
                                                                                     ----------                      ---------
      Total deposits                                                                    677,683                        595,930
Repurchase agreements with customers                                                     13,839                          9,026
Other borrowings                                                                         66,703                        126,989
Accrued interest and other liabilities                                                    3,128                          2,973
                                                                                     ----------                      ---------
      Total liabilities                                                                 761,353                        734,918

Guaranteed preferred beneficial interest in the Company's
  subordinated debentures                                                                17,250                         17,250
Commitments and contingencies                                                                 -                              -
Stockholders' equity
  Preferred stock; $0.01 par value, 1,000,000 shares authorized, no shares
   issued and outstanding                                                                     -                              -
  Common stock; $0.01 par value, 10,000,000 shares authorized, 3,779,555
   shares issued and outstanding in 2000 and 1999                                            38                             38

  Additional paid-in capital                                                             14,314                         14,314
  Retained earnings                                                                      35,498                         31,045
  Accumulated other comprehensive loss                                                   (1,501)                        (1,523)
                                                                                     ----------                      ---------
      Total stockholders' equity                                                         48,349                         43,874
                                                                                     ----------                      ---------
        Total liabilities and stockholders' equity                                   $  826,952                      $ 796,042
                                                                                     ==========                      =========

The accompanying notes are an integral part of these consolidated financial statements.

                           BANK OF THE OZARKS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                       Year Ended December 31,
                                                       -----------------------------------------------------
                                                           2000                1999                1998
                                                       -------------       -------------       -------------
                                                         (Dollars in thousands, except per share amounts)
Interest income
  Loans                                                   $  43,451           $  37,008            $  31,168
  Investment securities - taxable                            15,331              12,847                6,654
                        - nontaxable                          1,953               1,675                  766
  Deposits with banks and federal funds sold                     17                  45                  294
                                                          ---------           ---------            ---------
      Total interest income                                  60,752              51,575               38,882
                                                          ---------           ---------            ---------

Interest expense
  Deposits                                                   29,701              23,831               18,118
  Repurchase agreements with customers                          680                 132                    4
  Other borrowings                                            6,708               3,819                2,396
                                                          ---------           ---------            ---------
      Total interest expense                                 37,089              27,782               20,518
                                                          ---------           ---------            ---------

Net interest income                                          23,663              23,793               18,364
  Provision for loan losses                                  (2,325)             (2,485)              (2,026)
                                                          ---------           ---------            ---------
Net interest income after provision for loan losses          21,338              21,308               16,338
                                                          ---------           ---------            ---------

Other income
  Trust income                                                  592                 479                  335
  Service charges on deposit accounts                         3,380               2,499                1,372
  Other income, charges and fees                              1,530               1,936                2,792
  Gain on sale of securities                                      -                  69                  255
  Other                                                          40                 164                  277
                                                          ---------           ---------            ---------
      Total other income                                      5,542               5,147                5,031
                                                          ---------           ---------            ---------

Other expense
  Salaries and employee benefits                              8,928               8,752                7,197
  Net occupancy and equipment                                 2,910               2,655                1,961
  Other operating expenses                                    5,126               5,057                3,961
                                                          ---------           ---------            ---------
      Total other expense                                    16,964              16,464               13,119
                                                          ---------           ---------            ---------

Income before income taxes and trust distribution             9,916               9,991                8,250
  Distributions on trust preferred securities                 1,587                 846                    -
  Provision for income taxes                                  2,289               2,510                2,621
                                                          ---------           ---------            ---------
Net income                                                $   6,040           $   6,635            $   5,629
                                                          =========           =========            =========

Basic earnings per common share                           $    1.60           $    1.76            $    1.49
                                                          =========           =========            =========
Diluted earnings per common share                         $    1.60           $    1.75            $    1.47
                                                          =========           =========            =========

The accompanying notes are an integral part of these consolidated financial statements.

                           BANK OF THE OZARKS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                       Additional                Accumulated Other
                                            Common       Paid-In     Retained      Comprehensive
                                             Stock       Capital     Earnings      Income (Loss)        Total
                                            -------    ----------    --------    -----------------    ---------
                                                     (Dollars in thousands, except per share amounts)
Balance - January 1, 1998                   $   38      $  14,314    $ 21,162         $    152        $  35,666
 Comprehensive income:
  Net income                                     -             -        5,629                -            5,629
  Other comprehensive income
   Unrealized gains on available for
    sale securities net of $35 tax
    effect                                       -             -            -               57               57
   Less: reclassification adjustment
    for gains included in income net of
    $79 tax effect                               -             -            -             (128)            (128)
                                                                                                      ---------
 Comprehensive income                                                                                     5,558
 Dividends paid, $0.23 per share                 -             -         (869)               -             (869)
                                            ------      --------     --------         --------        ---------
Balance - December 31, 1998                     38        14,314       25,922               81           40,355
 Comprehensive income:
  Net income                                     -             -        6,635                -            6,635
  Other comprehensive income (loss)
   Unrealized losses on available for
    sale securities net of $966 tax
    effect                                       -             -            -           (1,558)          (1,558)
   Less: reclassification adjustment
    for gains included in income net of
    $30 tax effect                               -             -            -              (46)             (46)
                                                                                                      ---------
 Comprehensive income                                                                                     5,031
 Dividends paid, $0.40 per share                 -             -       (1,512)               -           (1,512)
                                            ------      --------     --------         --------        ---------
Balance - December 31, 1999                     38        14,314       31,045           (1,523)          43,874
 Comprehensive income:
  Net income                                     -             -        6,040                -            6,040
  Other comprehensive income
   Unrealized gains on available for
    sale securities net of $14 tax
    effect                                       -             -            -               22               22
   Reclassification adjustment for
    gains included in income                     -             -            -                -                -
                                                                                                      ---------
 Comprehensive income                                                                                     6,062
 Dividends paid, $0.42 per share                                       (1,587)                           (1,587)
                                            ------      --------     --------         --------        ---------
Balance - December 31, 2000                 $   38      $ 14,314     $ 35,498         $ (1,501)       $  48,349
                                            ======      ========     ========         ========        =========

The accompanying notes are an integral part of these consolidated financial statements.

                           BANK OF THE OZARKS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Year Ended December 31,
                                                                          ----------------------------------------
                                                                            2000           1999            1998
                                                                          --------      ----------      ----------
                                                                                   (Dollars in thousands)
Cash flows from operating activities
 Net income                                                               $  6,040       $   6,635       $   5,629
 Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                           1,490           1,375           1,043
      Amortization                                                             293             262             173
      Provision for loan losses                                              2,325           2,485           2,026
      Provision for losses on foreclosed assets                                183              90              35
      Amortization and accretion on investment securities                     (104)           (132)           (115)
      Gain on disposition of investments                                         -             (69)           (255)
      Gain on sale of loans                                                      -              (4)              -
      (Increase) decrease in mortgage loans held for sale                      545           4,308          (3,750)
      Gain on disposition of premises and equipment                             (8)            (36)            (14)
      (Gain) loss on disposition of foreclosed assets                           45              28             (98)
      Deferred income taxes                                                    405            (139)            222
      Changes in assets and liabilities:
       Interest receivable                                                  (1,720)         (1,657)         (2,502)
       Other assets, net                                                       128          (1,500)           (305)
       Accrued interest and other liabilities                                  155           1,017              74
                                                                          --------       ---------       ---------
Net cash provided by operating activities                                    9,777          12,663           2,163
                                                                          --------       ---------       ---------

Cash flows from investing activities
 Acquisitions, net of funds acquired                                             -               -          22,123
 Proceeds from sales and maturities of investment securities
  available for sale                                                           316          19,922          54,036
 Purchases of  investment securities available for sale                     (7,093)        (49,635)        (20,260)
 Proceeds from maturities of investment securities held to maturity         20,176          42,293          67,386
 Purchases of investment securities held to maturity                        (3,080)       (101,756)       (234,804)
 Increase (decrease) in federal funds sold                                  (2,000)              -           3,149
 Net increase in loans                                                     (48,862)        (89,630)       (110,019)
 Proceeds from sale of loans                                                     -             994               -
 Proceeds from dispositions of bank premises and equipment                      99             317              30
 Purchases of bank premises and equipment                                   (1,570)         (5,048)        (14,109)
 Proceeds from dispositions of foreclosed assets                             3,524           1,454             525
                                                                          --------       ---------       ---------
Net cash used in investing activities                                      (38,490)       (181,089)       (231,943)
                                                                          --------       ---------       ---------

Cash flows from financing activities
 Net increase in deposits                                                   81,752          66,890         208,455
 Net (repayments) proceeds from other borrowings                           (60,287)         87,718          20,182
 Net increase in repurchase agreements with customers                        4,813           7,618           1,408
 Proceeds from trust preferred                                                   -          17,250               -
 Dividends paid                                                             (1,587)         (1,512)           (869)
                                                                          --------       ---------       ---------
Net cash provided by financing activities                                   24,691         177,964         229,176
                                                                          --------       ---------       ---------

Net increase (decrease) in cash and cash equivalents                        (4,022)          9,538            (604)
Cash and cash equivalents - beginning of year                               24,562          15,024          15,628
                                                                          --------       ---------       ---------
Cash and cash equivalents - end of year                                   $ 20,540       $  24,562       $  15,024
                                                                          ========       =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

                           BANK OF THE OZARKS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (Dollars in thousands, except per share data)


1.   Summary of Significant Accounting Policies

          Organization - Bank of the Ozarks, Inc. (the "Company") is a bank
          ------------
     holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System and owns a state chartered bank and Ozark Capital Trust, a Delaware business trust. The bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The bank has offices located in northern, western, and central Arkansas.

          Merger of subsidiaries - During 1999 the Company consolidated its
          ----------------------
     federal savings bank and two banking subsidiaries into a single banking subsidiary. This resulted in the Company owning one state chartered bank subsidiary which is named Bank of the Ozarks.

          Principles of consolidation - The consolidated financial statements
          ---------------------------
     include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and amounts have been eliminated in consolidation.

          Use of estimates - The preparation of financial statements in
          ----------------
     conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

          Cash and cash equivalents - For purposes of reporting cash flows, cash
          -------------------------
     and cash equivalents include cash on hand, amounts due from banks and interest-bearing deposits with banks.

          Investment securities - Management determines the appropriate
          ---------------------
     classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

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

          Loans - Loans receivable that management has the intent and ability to
          -----
     hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Unearned discounts on certain installment loans are recognized as income over the terms by the rule of 78's interest method which approximates the interest method. The Company discontinued the use of the rule of 78's method on loans originated in 1999, and interest on these loans is recognized using the interest method. Unearned purchased discounts are recorded as income over the life of the loans utilizing the interest method to achieve a constant yield. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans.

          Allowance for loan losses - The allowance for loan losses is
          -------------------------
     established through a provision for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely, and subsequent recoveries, if any, are credited to the allowance.

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

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands

     All nonaccrual loans and all loans that have been restructured from their original contractual terms are considered impaired loans. The aggregate amount of impairment of loans is utilized in evaluating the adequacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued, when in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

          Premises and equipment - Premises and equipment are stated at cost
          ----------------------
     less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Estimated book depreciation lives for the major classes of assets are 20 to 50 years for buildings, 40 years for leaseholds and 3 to 15 years for furniture, fixtures and equipment. Accelerated depreciation methods are used for tax purposes.

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

          Income taxes - The Company utilizes the liability method in accounting
          ------------
     for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statement and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

          The Company and its subsidiaries file consolidated tax returns. Its subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

          Trust department income - Property, other than cash deposits, held by
          -----------------------
     the Company's trust department in fiduciary or agency capacities for its customers are not included in the accompanying consolidated financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not differ materially from the accrual method.

          Intangible assets - Intangible assets consist of goodwill and core
          -----------------
     deposit intangibles. These assets are being amortized over periods ranging from 10 to 40 years. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent premiums paid for deposits acquired. Accumulated amortization of intangibles totaled $1,524 and $1,449 at December 31, 2000 and 1999, respectively.

          Earnings per share - Basic earnings per share has been calculated
          ------------------
     based on the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

          Financial instruments - In the ordinary course of business, the
          ---------------------
     Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

          Advertising and public relations expense - Advertising and public
          ----------------------------------------
     relations expense is expensed as incurred and totaled $551, $612 and $566 for the years ended December 31, 2000, 1999 and 1998, respectively.

          Stock-based compensation - The Company has elected to follow
          ------------------------
     Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("ABP 25") and related interpretations in accounting for its employee stock options. Under ABP 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

          Segment Disclosures - On December 31, 1998, the Company adopted SFAS
          -------------------
     No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment - community banking - the adoption of SFAS 131 did not have a material effect on the primary financial statements or the disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

          Derivatives and Hedging Activities - In June 1998, the Financial
          ----------------------------------
     Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, which requires the Company to recognize all derivatives on the balance sheet at fair value, was adopted by the Company effective July 1, 1998. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the assets, liabilities, or firm

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 did not have a significant impact on the Company's financial position or results of operations. In connection with the adoption of SFAS No. 133, the Company transferred investment securities with a carrying value of $25,795 and unrealized gains of $167 from its held-to-maturity to available-for-sale portfolio.

          Reclassifications - Certain reclassifications of 1999 and 1998 amounts
          -----------------
     have been made to conform with the 2000 financial statements presentation.

2. Investment Securities

     The following is a summary of the amortized cost and estimated market values of investment securities:

                                                             December 31, 2000
                                           -----------------------------------------------------
                                           Amortized     Unrealized     Unrealized      Market
                                              Cost          Gains         Losses         Value
                                           ---------     ----------     ----------     ---------
Securities - available for sale:
  Securities of United States
   government and agencies                 $       -     $        -     $        -     $       -
  Mortgage-backed securities                     178              -             (4)          174
  State and political subdivisions            42,943              -         (2,377)       40,566
  Other securities                            11,006             72           (122)       10,956
                                           ---------     ----------     ----------     ---------
Total securities - available for sale      $  54,127     $       72     $   (2,503)    $  51,696
                                           =========     ==========     ==========     =========

Securities - held to maturity:
  Securities of United States
   government and agencies                 $ 195,771     $        -     $   (3,664)    $ 192,107
  State and political subdivisions             2,569             16            (59)        2,526
  Other securities                             3,180              6              -         3,186
                                           ---------     ----------     ----------     ---------
Total securities - held to maturity        $ 201,520     $       22     $   (3,723)    $ 197,819
                                           =========     ==========     ==========     =========

                                                             December 31, 1999
                                           -----------------------------------------------------
                                           Amortized     Unrealized     Unrealized      Market
                                              Cost          Gains         Losses         Value
                                           ---------     ----------     ----------     ---------
Securities - available for sale:
  Securities of United States
   government and agencies                 $       -     $        -     $        -     $       -
  Mortgage-backed securities                     201              -             (9)          192
  State and political subdivisions            39,488              -         (2,528)       36,960
  Other securities                             7,615             70              -         7,685
                                           ---------     ----------     ----------     ---------
Total securities - available for sale      $  47,304     $       70     $   (2,537)    $  44,837
                                           =========     ==========     ==========     =========

Securities - held to maturity:
  Securities of United States
   government and agencies                 $ 215,713     $        -     $  (12,766)    $ 202,947
  State and political subdivisions             2,745             14            (54)        2,705
  Other securities                               100              -             (3)           97
                                           ---------     ----------     ----------     ---------
Total securities - held to maturity        $ 218,558     $       14     $  (12,823)    $ 205,749
                                           =========     ==========     ==========     =========

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands


     The amortized cost and estimated market value by contractual maturity of investment securities classified as available-for-sale and held-to-maturity at December 31, 2000 are as follows:

                                         Available-for-Sale           Held-to-Maturity
                                      ------------------------    ------------------------
                                                     Estimated                   Estimated
                                      Amortized        Market     Amortized        Market
                                         Cost          Value         Cost          Value
                                      ---------      ---------    ---------      ---------
Due in one year or less               $   2,214      $   2,212    $     239      $     239
Due from one year to five years           6,463          6,260        1,352          1,351
Due from five years to ten years          8,808          8,479      161,944        159,302
Due after ten years                      36,642         34,745       37,985         36,927
                                      ---------      ---------    ---------      ---------
Totals                                $  54,127      $  51,696    $ 201,520      $ 197,819
                                      =========      =========    =========      =========

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

     During the year ended December 31, 2000 no investment securities available-for-sale were sold. During the years ended December 31, 1999 and 1998, investment securities available-for-sale with a fair value at the date of sale of $18,408 and $41,613, respectively, were sold. The gross realized gains on such sales in 1999 and 1998 totaled $78 and $322, respectively. The gross realized losses totaled $9 and $67, respectively. The income tax expenses related to net security gains was $23 and $87 in 1999 and 1998, respectively.

     The Bank had no trading securities during 2000, 1999 or 1998.

     Assets, principally investment securities, having a carrying value of approximately $229,853 and $202,660 at December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3. Loans

     The following is a summary of the loan portfolio by principal categories:

                                                   December 31,
                                               --------------------
                                                 2000        1999
                                               --------    --------
     Real Estate
      Residential 1-4 family                   $144,920    $136,856
      Non-farm/non-residential                  134,726     101,766
      Agricultural                               38,808      20,396
      Construction/land development              42,354      28,294
      Multifamily residential                     8,367       4,687
     Consumer                                    58,430      81,753
     Commercial and industrial                   63,799      70,012
     Agricultural (non-real estate)              14,605      19,947
     Other                                        4,535       3,420
                                               --------    --------
     Loans, net of unearned discounts          $510,544    $467,131
                                               ========    ========

     These loan categories are presented net of unearned discounts, unearned purchase discounts and deferred costs totaling $799 at December 31, 2000 and $812 at December 31, 1999. Loans on which the accrual of interest has been discontinued aggregated $1,880 and $1,972 at December 31, 2000 and 1999, respectively.

     Mortgage loans held for resale of $1,832 and $2,377 at December 31, 2000 and 1999, respectively, are included in residential 1-4 family loans. The carrying value of these loans approximate their fair value. Other income, charges and fees include mortgage lending income of $849, $1,306 and $2,136 during 2000, 1999 and 1998, respectively.

4. Allowance for Loan Losses

     The following is a summary of activity within the allowance for loan losses:

                                                              Year Ended December 31,
                                                        -----------------------------------
                                                          2000         1999          1998
                                                        --------     --------      --------
    Balance - beginning of year                         $  6,072     $  4,689      $  3,737
       Loans charged-off                                  (1,998)      (1,225)       (1,149)
       Recoveries on loans previously charged-off            207          123            75
                                                        --------     --------      --------
    Net charge-offs                                       (1,791)      (1,102)       (1,074)
       Provision charged to operating expense              2,325        2,485         2,026
                                                        --------     --------      --------
    Balance - end of year                               $  6,606     $  6,072      $  4,689
                                                        ========     ========      ========


       Impairment of loans having carrying values of $1,880 and $1,972 (all of which were on a non-accrual basis) at December 31, 2000 and 1999, respectively, have been recognized in conformity with SFAS No. 114, as amended by SFAS No. 118. The total allowance for credit losses related to these loans was $212 and $276 at December 31, 2000 and 1999, respectively. The average carrying value of impaired loans was $2,748, $3,611 and $1,840, for the years ended December 31, 2000, 1999 and 1998, respectively. The Company does not segregate income recognized on a cash basis in its financial records, and thus, such disclosure is not practicable. For impairment recognized in conformity with SFAS 114, as amended, the entire change in present value of expected cash flows is reported as provision for loan losses in the same manner in which impairment

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands initially was recognized or as a reduction in the amount of provision for loan losses that otherwise would be reported.

       Real estate securing loans having a carrying value of $2,641 and $3,625 was transferred to foreclosed assets held for sale in 2000 and 1999, respectively. The bank is not committed to lend additional funds to debtors whose loans have been modified.

5. Premises and Equipment

     The following is a summary of premises and equipment:

                                                      December 31,
                                                 --------------------
                                                   2000         1999
                                                 -------      -------

          Land                                   $ 7,289      $ 7,284
          Construction in process                    369           60
          Buildings and improvements              19,408       18,130
          Leasehold improvements                   2,460        2,243
          Equipment                                7,926        8,384
                                                 -------      -------
                                                  37,452       36,101
          Accumulated depreciation                (6,917)      (5,554)
                                                 -------      -------
          Premises and equipment, net            $30,535      $30,547
                                                 =======      =======

       The Company capitalized $52, $51 and $275 of interest on construction projects during the years ended December 31, 2000, 1999 and 1998, respectively. Included in occupancy expense is rent of approximately $123, $71, and $45 incurred under noncancelable operating leases in 2000, 1999 and 1998, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2000 are $101 -- 2001, $76 -- 2002, $76 --
  2003, $76 -- 2004, $60 -- 2005 and $849 - thereafter.

6. Deposits

       The aggregate amount of time deposits with a minimum denomination of $100 was $265,345 and $190,900 at December 31, 2000 and 1999, respectively.

       The following is a summary of the scheduled maturities of all time deposits:

                                                December 31,
                                          -----------------------
                                            2000           1999
                                          --------      ---------

       Up to one year                     $470,707       $384,365
       One year to two years                24,543         43,859
       Two years to three years              1,954          3,653
       Three years to four years             1,019          1,096
       Four years to five years                556            811
       Thereafter                              726            758
                                          --------       --------
       Total time deposits                $499,505       $434,542
                                          ========       ========

7. Borrowings

       Short-term borrowings with maturities less than one year include FHLB advances, non-customer repurchase agreements, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to the short-term borrowings:

                                                      December 31,
                                                 ----------------------
                                                   2000           1999
                                                 -------        -------

       Average annual balance                    $28,700        $20,793
       December 31 balance                         1,062         38,206
       Maximum month-end balance during year      45,702         38,206
       Interest rate:
         Weighted average                           6.37%          4.47%
         December 31                                5.00%          4.53%


   The following is a summary of long term borrowings:

                                                                                              December 31,
                                                                                     ----------------------------
                                                                                        2000              1999
                                                                                     ----------        ----------
     FHLB advances with original maturities exceeding one year. Interest rates range from 5.93% to 6.43% at December 31, 2000. At December 31, 2000, the
       Company's bank subsidiary had remaining $188,500 of unused blanket FHLB borrowing availability. The FHLB maintains as collateral a blanket lien on a portion of the Company's real estate, commercial and agricultural
       loans.                                                                           $65,581           $97,725

     Other                                                                                   60                84
                                                                                     ----------        ----------
                                                                                        $65,641           $97,809
                                                                                     ==========        ==========

     Maturities of long term borrowings at December 31, 2000 are as follows:
2001--$4,198; 2002--$198; 2003--$258; 2004--$198; 2005--$198; 2006--$197; 2007-
-$197; 2008--$197 and 2010 -- $60,000. FHLB advances of $60 million maturing in 2010 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called.

     During 2000 the Company terminated their revolving line of credit for up to $22 million with a correspondent bank. No borrowings were outstanding on the line of credit at December 31, 1999.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands


8. Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures

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

9.  Income Taxes

     The following is a summary of the components of the provision (benefit) for income taxes:

                                            Year Ended December 31,
                                        -------------------------------
                                          2000        1999       1998
                                        --------    --------   --------
     Current:
       Federal                            $1,884      $2,814     $2,363
       State                                   -        (165)        36
                                        --------    --------    -------
     Total current                         1,884       2,649      2,399
                                        --------    --------    -------
     Deferred:
       Federal                               405        (146)       180
       State                                   -           7         42
                                        --------    --------    -------
     Total deferred                          405        (139)       222
                                        --------    --------    -------
     Provision for income taxes           $2,289      $2,510     $2,621
                                        ========    ========    =======


     The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

                                                                         Year Ended December 31,
                                                         ----------------------------------------------------
                                                             2000                1999               1998
                                                         -------------       -------------       ------------
   Statutory federal income tax rate                              34.0%               34.0%              34.0%
   State income taxes, net of federal benefit                        -                   -                0.6
   Effect of non-taxable interest income                          (7.1)               (5.7)              (3.7)
   Refund of 1992 state income tax assessment                        -                (1.1)                 -
   Other                                                           0.6                 0.2                0.9
                                                         -------------       -------------       ------------
   Effective income tax rate                                      27.5%               27.4%              31.8%
                                                         =============       =============       ============

       In 1999 the Company recorded a tax refund for 1992 state income taxes. The state agreed to a settlement with respect to a 1992 tax assessment the Company had paid in 1997. This settlement resulted in a refund of $153 of tax and $91 of interest. These were recorded in 1999 as a credit to tax expense and other income, respectively.


     The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                                                           December 31,
                                                                --------------------------------
                                                                    2000               1999
                                                                -------------       ------------
                    Deferred tax assets:
                          Allowance for loan losses                    $2,153             $1,913
                          Valuation of foreclosed assets                   40                 13
                          Unrealized depreciation on
                             securities available for sale                931                945
                                                                -------------       ------------
                    Gross deferred tax assets                           3,124              2,871

                    Deferred tax liabilities:
                          Accelerated depreciation on
                             premises and equipment                     1,269                807
                          Other                                           418                208
                                                                -------------       ------------
                    Gross deferred tax liabilities                      1,687              1,015

                    Net deferred tax assets included
                                                                -------------       ------------
                      in other assets                                  $1,437             $1,856
                                                                =============       ============

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands


10.  Employee Benefit Plans

     Employee Stock Ownership Plan - The Company had an employee stock ownership
     -----------------------------
     plan ("ESOP") to provide benefits to substantially all employees of the Company. The ESOP was merged into the 401(k) Plan in 1999. The Company had historically made annual contributions to the plan as determined solely by the Board of Directors. The Company made no contributions in 1999 and 1998.

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

      Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 2000, 1999 and 1998 of $160, $146 and $99, respectively.

11. Stock Options

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

   The following summarizes stock option activity for the year indicated:

                                                                  Year ended December 31,
                   --------------------------------------------------------------------------------------------------------------
                                2000                                  1999                                  1998
                   ------------------------------------    ------------------------------------    ------------------------------
                                       Weighted-                             Weighted-                                Weighted-
                                        Average                                Average                                 Average
                                       Exercise                              Exercise                                  Exercise
                       Options           Price                Options          Price                  Options            Price
                   -------------     ------------------    -------------     ------------------    -------------     ------------
Outstanding -
 beginning of year     254,100            $19.72               198,050             $20.42              106,500             $16.42

Granted                105,650             12.26                71,500              17.96              103,700              24.11
Exercised                    -                                       -                                       -
Canceled               (51,975)            20.15               (15,450)             20.57              (12,150)             16.00
                    ----------                             -----------                             -----------
Outstanding - end
 of year               307,775            $17.08               254,100             $19.72              198,050             $20.42
                    ==========                             ===========                             ===========

Exercisable at end
 of year               144,825            $18.68                83,200             $22.20               17,000             $22.37
                    ==========                             ===========                             ===========

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands


     Exercise prices for options outstanding as of December 31, 2000 ranged from $11.85 to $34.13. The weighted-average fair value of options granted during 2000, 1999 and 1998 was $4.22, $6.85 and $8.36, respectively. The weighted-average remaining contractual life of the options issued in 2000 is 3.4 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                         2000           1999        1998
                                         ----           ----        ----
Risk-free interest rate                  5.71%          5.71%       4.94%
Dividend yield                           2.77           2.00        0.91
Expected dividend yield increase         9.00          12.00       15.00
Expected stock volatility               38.88          42.16       39.09
Weighted average expected life        5 years        5 years     4 years


     For purposes of pro forma disclosures as required by SFAS No. 123, the estimated fair value of the options is amortized over the option's vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

                                                   2000                1999                1998
                                              --------------      --------------      --------------
     Pro forma net income                          $5,797              $6,243              $5,363
     Pro forma earnings per share:
       Basic                                         1.53                1.65                1.42
       Diluted                                       1.53                1.64                1.40

The following is a summary of currently outstanding and exercisable options at December 31, 2000:

                                       Options Outstanding                                 Options Exercisable
                   ---------------------------------------------------------      -----------------------------------
                                             Weighted
                                              Average            Weighted                                Weighted
  Range of                                    Remaining           Average                                 Average
  Exercise              Options              Contractual         Exercise             Options            Exercise
   Prices              Outstanding        Life (in years)         Price              Exercisable          Price
--------------       -------------        ---------------      ---------------      -------------     ---------------
$11.85-19.19             233,050                6.3                $14.78             87,400              $16.36
 21.50-27.75              68,725                3.6                 23.39             51,425               22.05
       34.13               6,000                7.3                 34.13              6,000               34.13
                   -------------                                                  ----------
                         307,775                                                     144,825
                   =============                                                  ==========

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

          The Company had outstanding commitments to extend credit of approximately $53,803 and $36,686 at December 31, 2000 and 1999, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

          The Company had total outstanding letters of credit amounting to $1,922 and $684 at December 31, 2000 and 1999, respectively. The commitment terms generally expire within one year.

          The Company grants agribusiness, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

13.  Related Party Transactions

          The Banks have entered into transactions with their executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2000 and 1999 was $8,061 and $7,513, respectively. New loans and advances on prior commitments made to

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands such related parties were $13,955, $3,263 and $5,483 for the years ended December 31, 2000, 1999 and 1998, respectively. Repayments of loans made by such related parties were $13,407, $1,067 and $376 for the years ended December 31, 2000, 1999 and 1998, respectively.

          During 2000 and 1999 the Company constructed four banking buildings. The majority owner of the contractor on these construction projects is a member of the Company's Board of Directors. Total payments to the contractor during the years ended December 31, 2000 and 1999 were approximately $708 and $2,343, respectively.

14.  Regulatory Matters

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

     The Company's regulatory capital positions were as follows:

                                                     December 31, 2000                   December 31, 1999
                                             --------------------------------     --------------------------------
                                                 Computed          Computed           Computed          Computed
                                                 Capital            Percent           Capital            Percent
                                             --------------------------------     --------------------------------
Bank of the Ozarks, Inc. (consolidated):
 Total risk-based capital                        $70,642             12.83%           $65,415             13.15%
 Tier 1 risk-based capital                        63,403             11.52             57,225             11.50
 Leverage ratio                                        -              7.57                  -              7.46

Bank of the Ozarks:
 Total risk-based capital                        $68,963             12.54%           $63,552             12.64%
 Tier 1 risk-based capital                        62,357             11.34             57,450             11.44
 Leverage ratio                                        -              7.45                  -              7.50

          As of December 31, 2000 and 1999, the most recent notification from the regulators categorized the Company and its subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary bank's category.

          At December 31, 2000, the subsidiary bank exceeded its minimum capital requirements. As of December 31, 2000, the state bank commissioner's approval was required before the bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. $6,144 was available at December 31, 2000, for payments of dividends by the bank without the approval of regulatory authorities.

          Under Federal Reserve regulation, the subsidiary bank is also limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 2000, the maximum amount available for transfer from the subsidiary bank to the Company in the form of loans approximated $6,896.

          The subsidiary bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 2000 and 1999, these required balances aggregated $678 and $5,458, respectively.

15.  Fair Value of Financial Instruments

          The following methods and assumptions were used to estimate the fair value of financial instruments.

          Cash and due from banks - For these short-term instruments, the
          -----------------------
     carrying amount is a reasonable estimate of fair value.

          Investment securities - For securities held for investment purposes,
          ---------------------
     fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or the carrying amount.

          Loans, net of unearned income - The fair value of loans is estimated
          -----------------------------
     by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

          Deposit liabilities - The fair value of demand deposits, savings
          -------------------
     accounts, NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands


          Other borrowed funds - For these short-term instruments, the carrying
          --------------------
     amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

          Accrued interest - The carrying amount of accrued interest payable
          ----------------
     approximates its fair value.

          Off-balance sheet instruments - Fair values for off-balance sheet
          -----------------------------
     lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

          Commitments to extend credit and standby letters of credit - The fair
          ----------------------------------------------------------
     value of these commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit-worthiness of the counter-parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date.

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

                                                              2000                                  1999
                                               ------------------------------------------------------------------------
                                                   Carrying             Fair              Carrying            Fair
                                                    Amount              Value              Amount             Value
                                               ---------------    ---------------     --------------    ---------------
Financial assets:
 Cash and cash equivalents                            $ 20,540           $ 20,540           $ 24,562           $ 24,562
 Available-for-sale securities                          51,696             51,696             44,837             44,837
 Held-to-maturity securities                           201,520            197,819            218,558            205,749
 Loans, net of allowance for loan losses               503,938            501,842            461,059            456,848
 Accrued interest receivable                             8,894              8,894              7,174              7,174

Financial liabilities:
 Demand, NOW and savings account deposits             $178,178           $178,178           $161,388           $161,388
 Time deposits                                         499,505            502,214            434,542            434,000
 Repurchase agreements with customers                   13,839             13,844              9,026              9,026
 Other borrowings                                       66,703             70,038            126,989            124,243
 Accrued interest and other liabilities                  3,128              3,128              2,973              2,973

Off balance sheet items:
 Standby letters of credit                            $      -           $  1,922           $      -           $    684
 Commitments to extend credit                                -             53,802                  -             36,686


16. Supplemental Cash Flow Information

     Supplemental cash flow information is as follows:

                                                                                        Year Ended December 31,
                                                                            ---------------------------------------------------
                                                                                 2000               1999              1998
                                                                            --------------      -------------    --------------
        Cash paid during the period for:
         Interest                                                                  $36,909            $27,448           $20,466
         Income taxes                                                                1,927              2,314             2,333

        Supplemental schedule of non-cash investing
         and financing activities:
          Transfer of loans to foreclosed assets held for sale                       2,641              3,625               628
          Loans advanced for sales of foreclosed assets                                441                771               251
          Change in unrealized loss (gain) in available for sale securities            (36)             2,600               (78)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands


17. Other Operating Expenses

     The following is a summary of other operating expenses:

                                                                                  Year Ended December 31,
                                                                      ------------------------------------------------
                                                                          2000              1999              1998
                                                                      ------------      ------------      ------------
          Telephone and data lines                                          $  714            $  604            $  453
          Operating supplies                                                   487               513               454
          Advertising and public relations                                     551               612               566
          Other                                                              3,374             3,328             2,488
                                                                      ------------      ------------      ------------
          Total other operating expenses                                    $5,126            $5,057            $3,961
                                                                      ============      ============      ============

18. Earnings Per Common Share

     The following table sets forth the computation of basic and diluted earnings per share ("EPS"):

                                                                                 Year Ended December 31,
                                                                  -------------------------------------------------
                                                                      2000               1999              1998
                                                                  ------------       ------------       -----------
      Numerator:
       Net income                                                       $6,040             $6,635            $5,629
                                                                  ============       ============       ===========
      Denominator:
       Denominator for basic EPS weighted average shares                 3,780              3,780             3,780
       Effect of dilutive securities:
        Stock options                                                        2                 12                39
                                                                  ------------       ------------       -----------
       Denominator for diluted EPS - adjusted weighted average
        shares and assumed conversions                                   3,782              3,792             3,819
                                                                  ============       ============       ===========

      Basic EPS                                                         $ 1.60             $ 1.76            $ 1.49
                                                                  ============       ============       ===========

      Diluted EPS                                                       $ 1.60             $ 1.75            $ 1.47
                                                                  ============       ============       ===========

   Options to purchase 211, 97 and 24 shares of common stock at prices ranging from $21.50 to $34.13 per share were outstanding during 2000, 1999 and 1998 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19. Parent Company Financial Information

     The following condensed balance sheets, income statements and statements of cash flows reflect the financial position and results of operations for the parent company:

                              Condensed Balance Sheets

                                                                            December 31,
                                                                 -------------------------------
                                                                     2000              1999
                                                                 -------------     -------------
                          Assets
                          ------
    Cash and cash equivalents                                          $   720           $   713
    Investment in subsidiaries                                          63,307            58,580
    Premises and equipment, net                                              6                14
    Excess cost over fair value of net
      assets acquired, at amortized cost                                 1,148             1,204
    Debt issuance cost, net                                                970             1,004
    Other                                                                   25               214
                                                                 -------------     -------------
      Total assets                                                     $66,176           $61,729
                                                                 =============     =============


               Liabilities and Stockholders' Equity
               ------------------------------------
    Accrued interest and other liabilities                             $    43           $    47
    Notes payable                                                            -                24
    Subordinated debentures                                             17,784            17,784
                                                                 -------------     -------------
    Total liabilities                                                   17,827            17,855
                                                                 -------------     -------------

    Stockholders' equity
       Common stock                                                         38                38
       Additional paid-in capital                                       14,314            14,314
       Retained earnings                                                35,498            31,045
       Accumulated other comprehensive income                           (1,501)           (1,523)
                                                                 -------------     -------------
    Total stockholders' equity                                          48,349            43,874
                                                                 -------------     -------------
      Total liabilities and stockholders' equity                       $66,176           $61,729
                                                                 =============     =============

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Dollars in thousands


                        Condensed Statements of Income

                                                                       Year Ended December 31,
                                                           ---------------------------------------------
                                                              2000             1999             1998
                                                           -----------      -----------      -----------
Income
   Dividends from subsidiaries                                  $2,748           $2,591           $3,174
   Other                                                            29               92                2
                                                           -----------      -----------      -----------
Total income                                                     2,777            2,683            3,176
                                                           -----------      -----------      -----------
Expenses
   Interest                                                      1,636            1,257              637
   Net occupancy and equipment                                       -                -               53
   Other operating expenses                                        477              777              620
                                                           -----------      -----------      -----------
Total expenses                                                   2,113            2,034            1,310
                                                           -----------      -----------      -----------
Income before income tax benefit and
  equity in undistributed earnings of subsidiaries                 664              649            1,866
   Income tax benefit                                              672              743              461
   Equity in undistributed earnings of subsidiary                4,704            5,243            3,302
                                                           -----------      -----------      -----------
Net income                                                      $6,040           $6,635           $5,629
                                                           ===========      ===========      ===========

                      Condensed Statements of Cash Flows

                                                                       Year Ended December 31,
                                                        ---------------------------------------------------
                                                            2000               1999               1998
                                                        -------------      -------------      -------------
Cash flows from operating activities
   Net income                                                 $ 6,040            $ 6,635            $ 5,629
   Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation                                                   8                 11                 13
     Amortization                                                  90                 75                 77
     Equity in undistributed earnings of subsidiaries          (4,704)            (5,243)            (3,302)
     Change in assets and liabilities:
       Accrued interest and other liabilities                      (4)                27               (110)
       Other, net                                                 188               (195)                (3)
                                                        -------------      -------------      -------------
Net cash provided by operating activities                       1,618              1,310              2,304
                                                        -------------      -------------      -------------

Cash flows from investing activities
 Purchases of premises and equipment                                -                -               (7)
 Purchase 100% of the stock in Heartland
  Community Bank, FSB                                               -                -           (3,100)
 Additional investment in subsidiaries                              -           (3,534)          (9,000)
 Dividends from prior years earnings of subsidiary                  -                -              143
                                                        --------------    ------------     ------------
Net cash used in investing activities                               -           (3,534)         (11,964)
                                                        --------------    ------------     ------------

Cash flows from financing activities
 Increase in deferred debt issuance cost                             -          (1,022)               -
 Issue subordinated debentures                                       -          17,784                -
 Proceeds from notes payable                                         -               -           14,350
 Payments of notes payable                                         (24)        (12,364)          (7,034)
 Dividends paid                                                 (1,587)         (1,512)            (869)
                                                        --------------    ------------     ------------
Net cash (used in) provided by financing activities             (1,611)          2,886            6,447
                                                        --------------    ------------     ------------
Net increase (decrease) in cash and cash equivalents                 7             662           (3,213)
Cash and cash equivalents - beginning of period                    713              51            3,264
                                                        --------------    ------------     ------------
Cash and cash equivalents - end of period                      $   720        $    713          $    51
                                                        ==============    ============     ============