Form 10-K, Exhibit 13
period 2001-12-31
BANK OF THE OZARKS INC
filed 2002-03-21
CIK 1038205

                                     [LOGO]
                              Financial Information
                      Selected Consolidated Financial Data

                                                                  Year Ended December 31,
                                                    ------------------------------------------------------
                                                       2001       2000       1999       1998        1997
                                                       ----       ----       ----       ----        ----
                                                       (Dollars in thousands, except per share amounts)
Income statement data:
   Interest income ............................     $  60,119  $  60,752  $  51,575  $  38,882  $  27,468
   Interest expense ...........................        30,414     37,089     27,782     20,518     12,979
   Net interest income ........................        29,705     23,663     23,793     18,364     14,489
   Provision for loan losses ..................         3,401      2,325      2,485      2,026      1,139
   Non-interest income ........................         7,353      5,542      5,147      5,031      2,925
   Non-interest expense .......................        19,030     16,964     16,464     13,119      9,228
   Distribution on trust preferred securities .         1,587      1,587        846          -          -
   Net income .................................         8,959      6,040      6,635      5,629      4,531

Per common share data:
   Earnings - diluted .........................     $    2.35  $    1.60  $    1.75  $    1.47  $    1.38
   Book value .................................         14.97      12.79      11.61      10.68       9.44
   Dividends ..................................          0.46       0.42       0.40       0.23       0.20
   Weighted avg. shares outstanding (thousands)         3,816      3,782      3,792      3,819      3,281

Balance sheet data at period end:
   Total assets ...............................     $ 871,379  $ 826,952  $ 796,042  $ 612,431  $ 352,093
   Total loans ................................       616,076    510,544    467,131    387,526    275,463
   Allowance for loan losses ..................         8,712      6,606      6,072      4,689      3,737
   Total investment securities ................       187,167    253,016    263,395    176,618     42,459
   Total deposits .............................       677,743    677,683    595,930    529,040    295,555
   Repurchase agreements with customers .......        16,213     13,839      9,026      1,408          -
   Other borrowings ...........................        99,690     66,703    126,989     39,271     19,089
   Total stockholders' equity .................        56,617     48,349     43,874     40,355     35,666
   Loan to deposit ratio ......................         90.90%     75.34%     78.39%     73.25%     93.20%

Average balance sheet data:
   Total average assets .......................     $ 813,913  $ 818,197  $ 709,640  $ 486,729  $ 314,489
   Total average stockholders' equity .........        52,334     45,723     41,988     37,951     26,328
   Average equity to average assets ...........         6.43%      5.59%      5.92%      7.80%      8.37%

Performance ratios:
   Return on average assets ...................          1.10%      0.74%      0.93%      1.16%      1.44%
   Return on average stockholders' equity .....         17.12      13.21      15.80      14.83      17.21
   Net interest margin ........................          4.05       3.27       3.77       4.19       4.98
   Efficiency .................................         50.25      55.98      55.09      54.98      52.55
   Dividend payout ............................         19.57      26.25      22.86      15.65      14.49

Assets quality ratios:
   Net charge-offs as a percentage of average
     total loans ..............................          0.24%      0.36%      0.26%      0.33%      0.17%
   Nonperforming loans to total loans .........          0.29       0.37       0.42       0.70       0.25
   Nonperforming assets to total assets .......          0.28       0.42       0.53       0.50       0.24

Allowance for loan losses as a percentage of:
   Total loans ................................          1.41%      1.29%      1.30%      1.21%      1.36%
   Nonperforming loans ........................        482.39     351.38     307.91     171.82     534.62

Capital ratios at period end:
   Leverage capital ...........................          8.51%      7.57%      7.46%      6.21%      9.86%
   Tier I risk-based capital ..................         11.41      11.52      11.50       9.05      13.01
   Total risk-based capital ...................         12.67      12.83      13.15      10.21      14.27

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

   Net income was $9.0 million for the year ended December 31, 2001, a 48.3% increase from net income of $6.0 million in 2000. Net income in 1999 was $6.6 million. Diluted earnings increased 46.9% to $2.35 per share in 2001 compared to $1.60 per share in 2000. Diluted earnings in 1999 were $1.75 per share.

   As shown below total assets, loans and deposits increased 5.4%, 20.7% and 0.0%, respectively, from December 31, 2000 to December 31, 2001 and 3.9%, 9.3% and 13.7%, respectively, from December 31, 1999 to December 31, 2000. Stockholders' equity increased 17.1% from December 31, 2000 to December 31, 2001 and 10.2% from December 31, 1999 to December 31, 2000. During these same periods, book value per share increased 17.0% and 10.2%, respectively.

               -------------------------------------------------


                                                                         % Change
                                           December 31,            --------------------
                              --------------------------------       2001         2000
                               2001         2000         1999      from 2000  from 1999
                               ----         ----         ----      ---------  ---------
                             (Dollars in thousands except per
                                      share amounts)
Assets .................    $ 871,379    $ 826,952     $ 796,042      5.4%       3.9%
Loans ..................      616,076      510,544       467,131     20.7        9.3
Deposits ...............      677,743      677,683       595,930        -       13.7
Stockholders' equity ...       56,617       48,349        43,874     17.1       10.2
Book value per share ...        14.97        12.79         11.61     17.0       10.2

   Two measures of performance by banking institutions are return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 2001, the Company's ROA was 1.10% compared with 0.74% and 0.93%, respectively, for the years ended December 31, 2000 and 1999. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2001, the Company's ROE was 17.12% compared with 13.21% and 15.80%, respectively, for the years ended December 31, 2000 and 1999.

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

2001 compared to 2000

   Net interest income (FTE) increased 23.3% to $30.5 million for 2001 compared to $24.8 million in 2000. Net interest margin, on a fully taxable equivalent basis, improved to 4.05% in 2001 compared to 3.27% in 2000, an increase of 78 basis points. Beginning in late 2000 and continuing throughout 2001, the Company sought to improve financial performance by changing its mix of both assets and deposits. From 2000 to 2001 the Company's average balance of loans increased $58.1 million and the average balance of securities declined $62.6 million. This change in earning asset mix resulted in the yield on total earning assets declining only 8 basis points while loan yields declined 21 basis points. Additionally, interest-bearing liability costs declined as a result of a change in deposit mix and a general decline in interest rates during the year. From 2000 to 2001, the average balance of CD's declined $43.4 million and lower costing savings and interest-bearing transaction accounts average balances increased $54.6 million. This change in interest-bearing deposit mix, combined with the general decline in interest rates during 2001, resulted in an 87 basis point reduction in both the cost of interest-bearing deposits and total interest-bearing liabilities. This reduction was the most significant contributor to the increase in net interest income and net interest margin during 2001.

2000 compared to 1999

   Net interest income (FTE) increased modestly to $24.8 million in 2000 from $24.7 million in 1999, a 0.1% increase. While average earning assets increased 15.3% from 1999 to 2000, net interest income (FTE) increased very little primarily as a result of the narrowing of interest rate spreads as increases in deposit and borrowing cost exceeded increases in loan and other earning asset yields. Thus, an increase in net interest income usually associated with growth in average earning assets did not occur due to the decline in interest rate spreads. The Company's net interest margin declined from 3.77% for 1999 to 3.27% for 2000. The Company experienced strong competition for loans and deposits during 2000 which resulted in the Company's average loan yields increasing only 12 basis points compared to 1999 while deposit and borrowing costs increased 74 basis points in 2000 compared to 1999. These competitive conditions, coupled with the Company's liability sensitive balance sheet and 2000's rising rate environment, were the principal factors in the decline in the Company's net interest margin in 2000.

             ------------------------------------------------------

                         Analysis of Net Interest Income
                        (FTE = Fully Taxable Equivalent)

                                                   Year Ended December 31,
                                           -----------------------------------

                                             2001         2000          1999
                                           --------     --------      --------
                                                  (Dollars in thousands)

Interest income ........................    $60,119      $60,752       $51,575
FTE adjustment                                  813        1,098           947
                                           --------     --------      --------
Interest income--FTE ...................     60,932       61,850        52,522
Interest expense .......................     30,414       37,089        27,782
                                           --------     --------      --------
Net interest income--FTE ...............    $30,518      $24,761       $24,740
                                           ========     ========      ========

Yield on interest earning assets--FTE ..       8.09%        8.17%         8.00%
Cost of interest-bearing liabilities ...       4.50         5.37          4.63
Net interest spread--FTE ...............       3.59         2.80          3.37
Net interest margin--FTE ...............       4.05         3.27          3.77

   The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 2001, 2000 and 1999. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for assets and liabilities. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and origination costs, capitalization of interest on construction projects and late fees. These are considered adjustments to yields or rates.

Average Consolidated Balance Sheets and Net Interest Analysis

                                                                               Year Ended December 31,
                                                  ----------------------------------------------------------------------------------
                                                             2001                        2000                        1999
                                                  --------------------------  --------------------------  --------------------------
                                                  Average  Income/  Yield/    Average  Income/  Yield/    Average  Income/   Yield/
                                                  Balance  Expense   Rate     Balance  Expense   Rate     Balance  Expense   Rate
                                                  -------- ------- ---------  -------- ------- ---------  -------- ------- ---------
          ASSETS                                                                (Dollars in thousands)

Earning assets:
  Interest-bearing deposits and federal funds
    sold ......................................   $    931 $    49 5.25%      $    282 $    17 6.11%      $    841 $    45 5.26%
Investment securities:
  Taxable .....................................    173,329  11,203 6.46        225,515  15,331 6.80        194,511  12,847 6.61
  Tax-exempt--FTE .............................     29,412   2,125 7.23         39,875   2,960 7.42         36,938   2,538 6.87
  Loans--FTE (net of unearned income) .........    549,497  47,555 8.65        491,390  43,542 8.86        424,339  37,092 8.74
                                                  -------- -------            -------- -------            -------- -------
      Total earning assets ....................    753,169  60,932 8.09        757,062  61,850 8.17        656,629  52,522 8.00
Non-earning assets ............................     60,744                      61,135                      53,011
                                                  --------                    --------                    --------
      Total assets ............................   $813,913                    $818,197                    $709,640
                                                  ========                    ========                    ========

          LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing liabilities:
  Deposits:
    Savings and interest-bearing transaction ..   $165,923 $ 3,754 2.26%      $111,283 $ 3,285 2.95%      $105,980 $ 2,756 2.60%
    Time deposits of $100,000 or more .........    207,273  10,702 5.16        224,231  13,471 6.01        177,938   8,892 5.00
    Other time deposits .......................    205,328  10,844 5.28        231,764  12,945 5.59        239,707  12,183 5.08
                                                  -------- -------            -------- -------            -------- -------
      Total interest-bearing deposits .........    578,524  25,300 4.37        567,278  29,701 5.24        523,625  23,831 4.55
  Repurchase agreements with customers ........     16,919     537 3.17         12,536     680 5.42          2,991     132 4.40
  Other borrowings ............................     79,787   4,577 5.74/(1)/   111,312   6,708 6.03/(1)/    73,717   3,819 5.18/(1)/
                                                  -------- -------            -------- -------            -------- -------
      Total interest-bearing liabilities ......    675,230  30,414 4.50        691,126  37,089 5.37        600,333  27,782 4.63
Non-interest liabilities:
  Non-interest bearing deposits ...............     65,368                      60,636                      54,782
  Other non-interest liabilities ..............      3,731                       3,462                       3,085
                                                  --------                    --------                    --------
      Total liabilities .......................    744,329                     755,224                     658,200
Trust preferred securities ....................     17,250                      17,250                       9,452
Stockholders' equity ..........................     52,334                      45,723                      41,988
                                                  --------                    --------                    --------
      Total liabilities and stockholders'
        equity ................................   $813,913                    $818,197                     709,640
                                                  ========                    ========                    ========
Interest rate spread--FTE .....................                    3.59%                       2.80%                       3.37%

                                                           -------                     -------                     -------
Net interest income--FTE ......................            $30,518                     $24,761                     $24,740
                                                           =======                     =======                     =======
Net interest margin--FTE ......................                    4.05%                       3.27%                       3.77%

(1) This rate is impacted by the capitalization of interest on construction projects in the amount of $53, $52 and $51 for the years ended December 31, 2001, 2000 and 1999, respectively. In the absence of this capitalization these percentages would have been 5.80%, 6.07% and 5.25% for the years ended December 31, 2001, 2000 and 1999, respectively.

     The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

                   Analysis of Changes in Net Interest Income

                                                          2001 over 2000               2000 over 1999
                                                   --------------------------     --------------------------
                                                             Yield/                         Yield/
                                                   Volume     Rate      Total     Volume     Rate      Total
                                                   ------    ------    ------     ------    ------     -----
                                                                     (Dollars in thousands)
Increase (decrease) in:
  Interest income--FTE:
    Interest-bearing deposits
      and federal funds sold ....................  $   34    $   (2)   $   32     $  (34)   $    6     $ (28)
    Investment securities:
      Taxable ...................................  (3,373)     (755)   (4,128)     2,108       376     2,484
      Tax-exempt--FTE ...........................    (756)      (79)     (835)       218       204       422
    Loans (net of unearned income) ..............   5,029    (1,016)    4,013      5,941       509     6,450
                                                   ------    ------    ------     ------    ------     -----
      Total interest income--FTE ................     934    (1,852)     (918)     8,233     1,095     9,328
                                                   ------    ------    ------     ------    ------     -----
Interest expense:
    Savings and interest-bearing transaction ....   1,236      (767)      469        157       372       529
    Time deposits of $100,000 or more ...........    (876)   (1,893)   (2,769)     2,781     1,798     4,579
    Other time deposits .........................  (1,396)     (705)   (2,101)      (444)    1,206       762
    Repurchase agreements with customers ........     139      (282)     (143)       518        30       548
    Other borrowings ............................  (1,808)     (323)   (2,131)     2,266       623     2,889
                                                   ------    ------    ------     ------    ------     -----
      Total interest expense ....................  (2,705)   (3,970)   (6,675)     5,278     4,029     9,307
                                                   ------    ------    ------     ------    ------     -----
Increase (decrease) in net interest
    income--FTE .................................  $3,639    $2,118    $5,757     $2,955   $(2,934)    $  21
                                                   ======    ======    ======     ======    ======     =====

Non-Interest Income

     The Company's non-interest income can primarily be broken down into five main sources: (1) service charges on deposit accounts, (2) mortgage lending income, (3) other charges and fees including appraisal fees and commissions from the sale of credit related insurance products, (4) trust income and (5) gains on sales of assets.

     Non-interest income for the year ended December 31, 2001 increased 32.7% to $7.4 million compared with $5.5 million in 2000. Non-interest income was $5.1 million in 1999. During 2001 the Company benefited from strong growth in service charges on deposit accounts which increased 11.7% from 2000. In 2001 the Company continued and intensified its efforts to add new transaction, savings and money market deposit customers. These efforts contributed to growth in service charges on deposit accounts. During 2001 the Company's non-CD deposits accounted for 35.9% of total average deposits, an improvement from 27.4% in 2000. Non-CD deposits increased throughout 2001 and were 45.5% of total average deposits for the fourth quarter of 2001. The Company benefited from good 2001 mortgage lending income as a result of a favorable mortgage rate environment and a high level of refinancing activity.

     The table below shows non-interest income for the years ended December 31, 2001, 2000 and 1999.

                               Non-Interest Income

                                                Year Ended December 31,
                                             -----------------------------
                                              2001       2000       1999
                                             ------     ------     -------
                                                (Dollars in thousands)
Service charges on deposit accounts ........ $3,776     $3,380     $ 2,499
Mortgage lending income ....................  1,920        849       1,306
Other charges and fees .....................    574        620         630
Trust income ...............................    604        592         479
Brokerage fee income .......................    108         61           -
Gain (loss) on sales .......................      2        (38)         12
Gain on sale of securities .................    153          -          69
Other ......................................    216         78         152
                                             ------     ------     -------
   Total non-interest income ............... $7,353     $5,542     $ 5,147
                                             ======     ======     =======

Non-Interest Expense

     Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 2001 increased 12.2% to $19.0 million compared with $17.0 million in 2000. Non-interest expense was $16.5 million in 1999. The increase in non-interest expense in 2001 primarily resulted from the Company's continued growth and expansion, and increased bonus accruals as a result of the Company's improved performance. The number of full time equivalent employees as of December 31, 2001 was 327, a 12% increase from 292 as of the end of the previous year.

     As a result of the Company's continuing efforts to control non-interest expenses, the Company's efficiency ratio (non-interest expense divided by the sum of net interest income on a tax equivalent basis and non-interest income) was 50.3% for the year ended December 31, 2001 compared to 56.0% in 2000 and 55.1% in 1999.

             ------------------------------------------------------

     The table below shows non-interest expense for the years ended December 31, 2001, 2000 and 1999.

                              Non-Interest Expense

                                                              Year Ended December 31,
                                                       -------------------------------------
                                                         2001           2000           1999
                                                       -------        -------        -------
                                                              (Dollars in thousands)
Salaries and employee benefits ...............         $10,551        $ 8,928        $ 8,752
Net occupancy and equipment expense ..........           3,098          2,910          2,655
Other real estate and foreclosure expense ....             526            592            358
Other operating expense:
   Professional and outside services .........             375            315            319
   Postage ...................................             326            255            286
   Telephone .................................             490            478            418
   Data lines ................................             238            236            186
   Operating supplies ........................             543            487            513
   Advertising and public relations ..........             583            551            612
   Directors' fees ...........................             118            103            121
   Software expense ..........................             374            409            301
   ATM expense ...............................             306            236            178
   FDIC and state assessments ................             259            238            217
   Business development, meals and travel ....             136            136            147
   Amortization of goodwill ..................              90             90             90
   Amortization of other intangibles .........             151            169            172
   Other .....................................             866            831          1,139
                                                       -------        -------        -------
     Total non-interest expense ..............         $19,030        $16,964        $16,464
                                                       =======        =======        =======

Income Taxes

     The provision for income taxes was $4.1 million for the year ended
December 31, 2001 compared to $2.3 million in 2000 and $2.5 million in 1999. The effective income tax rates were 31.3%, 27.5% and 27.4%, respectively, for 2001, 2000 and 1999.

     The effective tax rates for these years are below the statutory tax rates because of state income tax recoveries in 2001 and 1999 and the large portfolio of investments in tax-exempt securities, including securities exempt from both federal and Arkansas income taxes as well as certain federal agency securities exempt solely from Arkansas income taxes. In the years 2000 and 1999 the Company incurred no Arkansas income tax due to the large amount of interest income exempt from Arkansas income taxes. The Company began incurring Arkansas income tax expense in 2001 as a result of a reduction in its interest income exempt from Arkansas income tax combined with an increase in the level of its taxable income.

Analysis of Financial Condition

Loan Portfolio

     At December 31, 2001 the Company's loan portfolio was $616.0 million, an increase of 20.7% from $510.5 million at December 31, 2000. As of December 31, 2001 the Company's loan portfolio consisted of approximately 75.5% real estate loans, 9.1% consumer loans, 12.7% commercial and industrial loans and 2.1% agricultural loans (non-real estate).

     The amount and type of loans outstanding are reflected in the following table.

                                 Loan Portfolio

                                                      December 31,
                                    ------------------------------------------------
                                      2001      2000      1999      1998      1997
                                    --------  --------  --------  --------  --------
                                                 (Dollars in thousands)
Real estate:
   Residential 1-4 family ......... $167,559  $144,920  $136,856  $121,539  $ 96,943
   Non-farm/non-residential .......  180,257   134,726   101,766    76,563    41,710
   Agricultural ...................   45,303    38,808    20,396    19,463    13,443
   Construction/land development ..   51,140    42,354    28,294    23,305    16,257
   Multifamily residential ........   20,850     8,367     4,687     6,207     3,897
                                    --------  --------  --------  --------  --------
      Total real estate ...........  465,109   369,175   291,999   247,077   172,250
Consumer ..........................   55,805    58,430    81,753    66,407    53,233
Commercial and industrial .........   78,324    63,799    70,012    52,192    37,470
Agricultural (non-real estate) ....   12,866    14,605    19,947    20,068    10,824
Other .............................    3,972     4,535     3,420     1,782     1,686
                                    --------  --------  --------  --------  --------
      Total loans ................. $616,076  $510,544  $467,131  $387,526  $275,463
                                    ========  ========  ========  ========  ========

     The following table reflects loans grouped by remaining maturities at December 31, 2001 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. Also many variable rate loans are subject to repricing in periods prior to the period in which they mature.

                                Loan Maturities

                                                     Over 1 Year
                                            1 Year     Through     Over
                                            or Less    5 Years    5 Years    Total
                                           --------  -----------  -------  --------
                                                    (Dollars in thousands)
Real estate .............................. $112,527    $295,073   $57,509  $465,109
Consumer .................................   13,719      40,924     1,162    55,805
Commercial, industrial and agricultural ..   46,650      43,554       986    91,190
Other ....................................      846         505     2,621     3,972
                                           --------  -----------  -------  --------
                                           $173,742    $380,056   $62,278  $616,076
                                           ========  ===========  =======  ========

Fixed rate ............................... $136,747    $353,100   $37,738  $527,585
Floating rate ............................   36,995      26,956    24,540    88,491
                                           --------  -----------  -------  --------
                                           $173,742    $380,056   $62,278  $616,076
                                           ========  ===========  =======  ========

     The following table reflects loans as of December 31, 2001 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company's ability to reprice loans or the ability to utilize loan principal repayments for new loans, other investments or repayment of borrowings.

                      Loan Cash Flows or Repricing

                                        Over 1 Year
                           1 Year         Through        Over
                          or Less         5 Years      5 Years         Total
                         ---------       ---------     --------      ---------
                                         (Dollars in thousands)

Fixed rate ...........   $ 237,091       $ 278,455     $ 12,039      $ 527,585
Floating rate ........      82,431           5,589          471         88,491
                         ---------       ---------     --------      ---------
                         $ 319,522       $ 284,044     $ 12,510      $ 616,076
                         =========       =========     ========      =========

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

     Nonperforming loans as a percent of total loans was 0.29% at year-end 2001 compared to 0.37% and 0.42%, respectively, at years-end 2000 and 1999. Nonperforming assets as a percent of total assets was 0.28% as of year-end 2001 compared to 0.42% and 0.53%, respectively, as of years-end 2000 and 1999. During the third quarter of 2000 the Company transferred a large credit to other real estate owned and took a significant charge-off of $787,000. During the fourth quarter of 2000 and the year of 2001 the Company completed the sale of these properties, recognizing a net gain of $23,000 in 2001. These and other sales resulted in a reduction of foreclosed assets held for sale and repossessed assets from $1.6 million at year-end 2000 to $661,000 at year-end 2001.

--------------------------------------------------------------------------------

     The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and foreclosed assets held for sale.

                              Nonperforming Assets

                                                                           December 31,
                                                            ---------------------------------------
                                                              2001    2000     1999   1998    1997
                                                            -------  ------- ------- -------  -----
                                                                     (Dollars in thousands)
Nonaccrual loans ........................................   $ 1,806  $ 1,880 $ 1,972 $ 2,708  $ 664
Accruing loans 90 days or more past due .................         -        -       -      21     35
Restructured loans ......................................         -        -       -       -      -
                                                            -------  ------- ------- -------  -----
   Total nonperforming loans ............................     1,806    1,880   1,972   2,729    699
Foreclosed assets held for sale and repossessions/(1)/ ..       661    1,600   2,238     314    136
                                                            -------  ------- ------- -------  -----
   Total nonperforming assets ...........................   $ 2,467  $ 3,480 $ 4,210 $ 3,043  $ 835
                                                            =======  ======= ======= =======  =====

Nonperforming loans to total loans ......................      0.29%    0.37%   0.42%   0.70%  0.25%
Nonperforming assets to total assets ....................      0.28     0.42    0.53    0.50   0.24

/(1)/ Foreclosed assets held for sale and repossessions are generally written down to estimated market value at the time of transfer from the loan portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value, if lower, until disposition.


An analysis of the allowance for loan losses for the periods indicated is shown in the table below.

                           Allowance and Provision for Loan Losses

                                                                       Year Ended December 31,
                                                            ---------------------------------------------
                                                              2001     2000     1999      1998      1997
                                                            -------   -------  -------   -------  -------
                                                                     (Dollars in thousands)

Balance, beginning of period ............................   $ 6,606   $ 6,072  $ 4,689   $ 3,737  $ 3,019
Loans charged off:
   Real estate:
     Residential 1-4 family .............................       306       690      260        75       35
     Non-farm/non-residential ...........................       112       121        8        18        -
     Agricultural .......................................         9        10        3         -        -
     Construction/land development ......................        41         -      115         -        -
     Multifamily residential ............................         -        79        -         -        -
                                                            -------   -------  -------   -------  -------
        Total real estate ...............................       468       900      386        93       35
   Consumer .............................................       452       549      516       633      434
   Commercial and industrial ............................       463       443      271       423        -
   Agricultural (non-real estate) .......................        37       106       52         -        -
                                                            -------   -------  -------   -------  -------
        Total loans charged off .........................     1,420     1,998    1,225     1,149      469
                                                            -------   -------  -------   -------  -------
Recoveries of loans previously charged off:
   Real estate:
     Residential 1-4 family .............................        20        39        4         9        5
     Non-farm/non-residential ...........................         9        44        -         -        -
     Agricultural .......................................         -         1        -         -        2
     Construction/land development ......................         1         -        2         -        -
     Multifamily residential ............................         -         -        -         -        -
                                                            -------   -------  -------   -------  -------
        Total real estate ...............................        30        84        6         9        7
   Consumer .............................................        84        74      111        55       39
   Commercial and industrial ............................        11        48        6        11        2
   Agricultural (non-real estate) .......................         -         1        -         -        -
                                                            -------   -------  -------   -------  -------
        Total recoveries ................................       125       207      123        75       48
                                                            -------   -------  -------   -------  -------
Net loans charged off ...................................     1,295     1,791    1,102     1,074      421
Provision charged to operating expense ..................     3,401     2,325    2,485     2,026    1,139
                                                            -------   -------  -------   -------  -------
Balance, end of period ..................................   $ 8,712   $ 6,606  $ 6,072   $ 4,689  $ 3,737
                                                            =======   =======  =======   =======  =======
Net charge-offs to average loans outstanding
   during the periods indicated .........................      0.24%     0.36%    0.26%     0.33%    0.17%
Allowance for loan losses to total loans ................      1.41      1.29     1.30      1.21     1.36
Allowance for loan losses to nonperforming loans ........    482.39    351.38   307.91    171.82   534.62

    The amounts of provisions to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and
(3) a historical analysis. In addition to these objective criteria, the Company subjectively assesses adequacy of the allowance for loan losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. The Company's allowance for loan losses increased to $8,712,000 at December 31, 2001, or 1.41% of total loans, compared with $6,606,000, or 1.29% of total loans, at December 31, 2000. While management believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan losses.

   The Company's internal grading system analysis assigns grades to all loans except residential 1-4 family loans and consumer installment loans. Graded loans are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The loan grade for each individual loan is determined by the loan officer at the time it is made and changed from time to time to reflect an ongoing assessment of loan risk. Loan grades are reviewed on specific loans from time to time by senior management and as part of the Company's internal loan review process. Residential 1-4 family and consumer installment loans are assigned an allowance allocation percentage based on past due status.

   Allowance allocation percentages for the various risk grades and past due categories are determined by management and may be changed periodically. In determining these allowance allocation percentages, management considers historical loss percentages for risk rated loans, consumer loans and residential 1-4 family loans. In addition to this historical data, management considers subjective factors such as national and local economic conditions. The sum of all allowance amounts determined by this methodology, combined with a reasonable unallocated allowance determined by management, is utilized as the primary indicator of the appropriate level of allowance for loan losses.

   The unallocated allowance compensates for the uncertainty in estimating loan losses including factors and conditions that may not be fully reflected in the determination of the allowance allocation percentages. The factors and conditions evaluated in determining the appropriate unallocated allowance may include the following: (1) general economic and business conditions affecting our key lending areas, (2) credit quality trends (including trends in nonperforming loans expected to result from existing conditions), (3) trends that could affect collateral values, (4) loan volumes and concentrations, (5) seasoning of the loan portfolio, (6) specific industry conditions affecting portfolio segments, (7) recent loss experience in particular segments of the portfolio, (8) duration of the current business cycle, (9) bank regulatory examination results and (10) findings of our internal loan review department.

   In addition to the internal grading system analysis, the Company compares the allowance for loan losses (as a percentage of total loans) maintained by its subsidiary bank to the peer group average percentage as shown on the most recently available FDIC Uniform Bank Performance Report and the Federal Reserve Bank's Uniform Bank Holding Company Report. The Company also compares the allowance for loan loss to the bank's historical cumulative net charge-offs for the five preceding calendar years.

   Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category (except in the case of residential 1-4 family and consumer installment loans), risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include the following: (1) for non-farm/non-residential loans, multifamily residential loans, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and (4) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

   The Board of Directors reviews the allowance on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. The allowance is determined by management's assessment and grading of individual loans in the case of loans other than residential 1-4 family and consumer installments and specific allowances made for other categories of loans. The total allowance amount is available to absorb losses across the Company's entire portfolio.

   The following table sets forth the sum of the amounts of the allowance for loan losses attributable to individual loans within each loan category, or loan categories in general, and unallocated allowance. The table also reflects the percentage of loans in each category to the total portfolio of loans for each of the periods indicated. These allowance amounts have been computed using the Company's grading system analysis. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular loan categories.

                   Allocation of the Allowance for Loan Losses

                                                                                December 31,
                                       ---------------------------------------------------------------------------------------------
                                              2001               2000               1999               1998            1997/(1)/
                                       -----------------  -----------------  -----------------  -----------------  -----------------
                                                   % of               % of               % of               % of               % of
                                       Allowance   Loans  Allowance   Loans  Allowance   Loans  Allowance   Loans  Allowance   Loans
                                       -----------------  -----------------  -----------------  -----------------  -----------------
                                                                           (Dollars in thousands)
Real estate:
   Residential 1-4 family ............  $  929     27.2%   $  430     28.4%   $  478     29.2%   $  532     31.4%   $1,116     35.2%
   Non-farm/non-residential ..........   2,177     29.3     1,499     26.4     1,067     21.8       801     19.7       423     15.2
   Agricultural ......................     591      7.3       517      7.6       302      4.4       231      5.0       152      4.9
   Construction/land development .....     614      8.3       456      8.3       321      6.1       267      6.0       163      5.9
   Multifamily .......................     227      3.4        95      1.6        57      1.0        63      1.6        41      1.4
Consumer .............................     986      9.1       883     11.4     1,313     17.5     1,236     17.1       372     19.3
Commercial and industrial ............     896     12.7       859     12.5       808     15.0       610     13.5       412     13.6
Agricultural (non-real estate) .......     166      2.1       199      2.9       322      4.3       257      5.2       114      3.9
Other ................................     479      0.6       326      0.9       225      0.7       179      0.5       248      0.6
Unallocated allowance ................   1,647              1,342              1,179                513                696
                                       ---------  ------  ---------  ------  ---------  ------  ---------  ------  ---------  ------
                                        $8,712    100.0%   $6,606    100.0%   $6,072    100.0%   $4,689    100.0%   $3,737    100.0%
                                       =========  ======  =========  ======  =========  ======  =========  ======  =========  ======

(1) The allocation of the allowance by loan type as of December 31, 1997 is presented based on the Company's previous methodology as information is not available to restate this allocation.

     The Company maintains an internally classified loan list that, along with the list of nonaccrual or nonperforming loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are loans that are in the process of being charged off. At December 31, 2001, substandard loans not designated as nonaccrual or 90 days past due totaled $1.7 million. No loans were designated as doubtful or loss at December 31, 2001.

     Administration of the subsidiary bank's lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and various loan committees. Loan authority is granted to the Chief Executive Officer and certain other executive officers as determined appropriate by the Board of Directors. Loan authorities of other lending officers are assigned by the Chief Executive Officer.

     Loans and aggregate loan relationships exceeding $1.5 million up to the lending limit of the bank are authorized by the loan committee which consists of any five directors. The Board of Directors reviews on a monthly basis reports of loan originations, loan commitments over $100,000, past due loans, internally classified and watch list loans and a summary of the activity in the Company's allowance for loan losses.

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

     The Company's allowance for loan losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan portfolio during recent years, key allowance and nonperforming loan ratios and comparisons to industry averages.

     Based on these procedures, management believes that the allowance of $8,712,000 at December 31, 2001 is adequate. The allowance for loan losses was 1.41% of loans at December 31, 2001 compared to 1.29% at December 31, 2000.

     Provision for Loan Losses: The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for 2001 was $3.4 million compared to $2.3 million in 2000 and $2.5 million in 1999.

                        --------------------------------

Investments and Securities

     The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the book value and the fair value of investment securities for each of the dates indicated.

                              Investment Securities

                                                                       December 31,
                                          --------------------------------------------------------------------------
                                                   2001                    2000                       1999
                                          ----------------------  -----------------------   ------------------------
                                            Book        Fair      Book            Fair        Book           Fair
                                          Value/(1)/  Value/(2)/  Value/(1)/   Value/(2)/   Value/(1)/    Value/(2)/
                                          ----------------------  -----------------------   ------------------------
                                                                  (Dollars in thousands)
Securities of U.S. Government
   agencies ...........................     $ 70,177    $ 70,177   $ 195,771    $ 192,107    $ 215,713     $ 202,947
Mortgage-backed securities ............       91,234      91,234         174          174          192           192
Obligations of states and political
   subdivisions .......................       18,120      18,152      43,135       43,092       39,705        39,665
Other securities ......................        7,636       7,642      14,136       14,142        7,785         7,782
                                           ---------   ---------   ---------    ---------    ---------     ---------
     Total ............................    $ 187,167   $ 187,205   $ 253,216    $ 249,515    $ 263,395     $ 250,586
                                           =========   =========   =========    =========    =========     =========


(1) Book value for available-for-sale securities equals their original cost adjusted for unrealized gains or losses as reflected in the Company's financial statements.

(2) The fair value of the Company's investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

     The following table reflects the maturity distribution of the Company's investment securities, at book value, as of December 31, 2001 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 34% tax rate) of such securities. The maturity for all securities are shown based on their contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category and (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                 Maturity Distribution of Investment Securities

                                                                                Over     Over
                                                                      1 Year   1 Year   5 Years   Over
                                                                        or     Thru 5   Thru 10    10                 Fair
                                                                       Less    Years     Years    Years     Total    Value
                                                                     -------  --------  -------  -------  --------  --------
                                                                                    (Dollars in thousands)
Securities of U.S. Government agencies/(1)/ .....................    $     -  $ 60,168  $10,009  $     -  $ 70,177  $ 70,177
Mortgage-backed securities/(2)/ .................................     14,670    54,607   15,569    6,388    91,234    91,234
Obligations of states and political subdivisions/(3)/ ...........        514     1,716    1,429   14,461    18,120    18,152
Other securities/(4)/ ...........................................          -         -        -    7,636     7,636     7,642
                                                                     -------  --------  -------  -------  --------  --------
   Total ........................................................    $15,184  $116,491  $27,007  $28,485  $187,167  $187,205
                                                                     =======  ========  =======  =======  ========  ========
Percentage of total .............................................       8.11%    62.24%   14.43%   15.22%   100.00%
Weighted average yield (FTE)/(5)/ ...............................       6.10      5.39     6.03     6.51      5.71

(1) All federal agency securities held by the Company have certain rights which allow the issuer to call or prepay the obligation without prepayment penalties.

(2) For purposes of this maturity distribution schedule mortgage-backed securities have been allocated among estimated repayment periods based on Bloomberg median prepayment speeds as of January 23, 2002.

(3) Includes approximately $1.0 million of securities earning interest at floating rates repricing semi-annually.

(4) Includes approximately $4.7 million of Federal Home Loan Bank stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(5)  The weighted average yields (FTE) are based on book value.

Deposits

   The Company's bank subsidiary's lending and investing activities are funded primarily by deposits, approximately 53.7% of which were time deposits and 46.3% of which were demand and savings deposits at December 31, 2001. Interest-bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 35.6% of total deposits at December 31, 2001. Non-interest bearing demand deposits at December 31, 2001, constituted approximately 10.7% of total deposits. The Company had $3.5 million of brokered deposits at December 31, 2001.

                       Average Deposit Balances and Rates

                                                                       Year Ended December 31,
                                                   --------------------------------------------------------------
                                                          2001                  2000                 1999
                                                   ------------------    ------------------    ------------------
                                                              Average               Average               Average
                                                   Average     Rate      Average      Rate     Average     Rate
                                                    Amount     Paid       Amount      Paid      Amount     Paid
                                                   ------------------    ------------------    ------------------
                                                                  (Dollars in thousands)
Non-interest bearing accounts ..................   $ 65,368        -     $ 60,636        -     $ 54,782        -
Interest-bearing accounts:
   Transaction (NOW) ...........................    102,318     2.30%      55,452     2.47%      51,615     2.21%
   Savings .....................................     18,745     1.14       16,586     2.06       15,702     1.97
   Money market ................................     44,860     2.63       39,245     4.01       38,663     3.38
   Time deposits less than $100,000 ............    205,328     5.28      231,764     5.59      239,707     5.08
   Time deposits $100,000 or more ..............    207,273     5.16      224,231     6.01      177,938     5.00
                                                   --------              --------              --------
     Total deposits ............................   $643,892              $627,914              $578,407
                                                   ========              ========              ========

   The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 2001.

          Maturity Distribution of Time Deposits of $100,000 and Over

                                                December 31, 2001
                                                -----------------
                                             (Dollars in thousands)

   Maturity
   --------
   3 months or less .....................           $94,079
   Over 3 to 6 months ...................            60,751
   Over 6 to 12 months ..................            32,956
   Over 12 months                                     2,829

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

   This simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the gap table presented below, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various rate sensitive assets and liabilities will reprice, (3) the expected growth in various interest earning assets and interest-bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company's changes in net interest income resulting from an immediate and sustained parallel shift in interest rates of up 100 basis points (bps), up 200 bps, down 100 bps and down 200 bps. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the simulation model will reflect future results.

     The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve month period commencing January 1, 2002. A parallel shift in the interest rates is an arbitrary assumption which fails to take into account changes in the slope of the yield curve.

                  Change in            % Change in
                Interest Rates      Projected Baseline
                  (in bps)          Net Interest Income
                --------------      -------------------
                   +200                   (6.2)%
                   +100                   (2.5)
                   -100                   (2.5)
                   -200                   (6.6)

                  ---------------------------------------------

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

     The Company's simple static gap analysis is shown in the following table. At December 31, 2001 the cumulative ratios of rate sensitive assets to rate sensitive liabilities at six months and one year, respectively, were 52.5% and 61.2%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest-bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results.

                                                   Rate Sensitive Assets and Liabilities

                                                                       December 31, 2001
                                             ------------------------------------------------------------------------------
                                                Rate         Rate                               Cumulative     Cumulative
                                             Sensitive    Sensitive     Period    Cumulative      Gap to        RSA/(1)/ to
                                               Assets    Liabilities     Gap         Gap       Total RSA/(1)/     RSL/(2)/
                                             ---------   -----------  ---------   ----------   --------------  ------------
                                                         (Dollars in thousands)

Immediate to 6 months ....................   $ 248,567     $ 473,585  $(225,018)   $(225,018)       (28.01)%       52.49%
7 months--12 months ......................      93,393        85,009      8,384     (216,634)       (26.96)        61.22
1--2 years ...............................     146,232        52,495     93,737     (122,897)       (15.30)        79.89
2--3 years ...............................     116,569         2,444    114,125       (8,772)        (1.09)        98.57
3--4 years ...............................     134,689         1,348    133,341      124,569         15.50        120.26
4--5 years ...............................       9,112        16,715     (7,603)     116,966         14.56        118.52
Over 5 years .............................      54,899        89,249    (34,350)      82,616         10.28        111.46
                                             ---------     ---------  ---------
Total ....................................   $ 803,461     $ 720,845  $  82,616
                                             =========     =========  =========

(1) Rate Sensitive Assets
(2) Rate Sensitive Liabilities

     The data used in the table above is based on contractual repricing dates for variable or adjustable rate instruments except for interest-bearing Now accounts (except MaxYield/TM/) and regular savings accounts of which 50% are reflected as repricing pro rata during the first two years with the remaining 50% distributed over future periods. Callable investments or borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the fixed rate category for the time period in which the call occurs or is expected to occur. Mortgage-backed securities are scheduled over maturity periods based on Bloomberg median estimated prepayment speeds as of January 23, 2002. Other financial instruments are scheduled based on their contractual maturity. This simple gap analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include among other things, call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

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

Capital Compliance

     Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio". The risk-based capital ratios consist of (1) Tier 1 capital (i.e., common stockholders' equity excluding goodwill, certain intangibles and net unrealized gains on available for sale securities, but including, subject to limitations, trust preferred securities and other qualifying items) to total risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

     The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 2001 and December 31, 2000 and are presented below, followed by the capital ratios of the Company's bank subsidiary at December 31, 2001.

                           Consolidated Capital Ratios

                                                                                           December 31,
                                                                                     ---------------------
                                                                                        2001       2000
                                                                                     ----------  ---------
                                                                                     (Dollars in thousands)
Tier 1 capital:
   Stockholders' equity ........................................................      $ 56,617    $ 48,349
   Allowed amount of guaranteed preferred beneficial interest in Company's
     subordinated debentures (trust preferred securities) ......................        17,250      16,617
   Plus net unrealized losses on available for sale securities .................           499       1,501
   Less goodwill and certain intangible assets .................................        (2,823)     (3,064)
                                                                                      --------    --------
        Total Tier 1 capital ...................................................        71,543      63,403
Tier 2 capital:
   Qualifying allowance for loan losses ........................................         7,846       6,606
   Remaining amount of guaranteed preferred beneficial interest in Company's
     subordinated debentures (trust preferred securities) ......................             -         633
                                                                                      --------    --------
        Total risk-based capital ...............................................      $ 79,389    $ 70,642
                                                                                      ========    ========
Risk-weighted assets ...........................................................      $626,806    $550,516
                                                                                      ========    ========
Ratios at end of period:
   Leverage capital ............................................................          8.51%       7.57%
   Tier 1 risk-based capital ...................................................         11.41       11.52
   Total risk-based capital ....................................................         12.67       12.83
Minimum ratio guidelines:
   Leverage capital(1) .........................................................          3.00%       3.00%
   Tier 1 risk-based capital ...................................................          4.00        4.00
   Total risk-based capital ....................................................          8.00        8.00

                        Capital Ratios of Bank Subsidiary

                                                        December 31, 2001
                                                        -----------------
                                                       Bank of the Ozarks
                                                     (Dollars in Thousands)
    Stockholders' equity - Tier 1 ................          $ 69,645
    Leverage capital .............................              8.29%
    Tier 1 risk-based capital ....................             11.13
    Total risk-based capital .....................             12.38

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

     Growth and Expansion. During 2001 the Company opened four new banking offices and one new loan production office. This gives the Company a total of 28 banking offices and one loan production office. The Company expects to open its new

Maumelle office in the first quarter of 2002 and plans to open at least two offices in the Conway, Arkansas market during 2002. Additional offices may be opened in 2002, including possible new offices in the metropolitan Little Rock area and Fort Smith. Capital expenditures were $4.0 million in 2001 and are expected to be in the range of $7 to $9 million for 2002.

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

     Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Loan repayments are a relatively stable source of funds, but such loans generally are not readily convertible to cash and are subject to risks associated with borrowers ability to pay which may be impacted by national and local economic conditions. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks and Federal Reserve Bank borrowings.

     At December 31, 2001, the Company's bank subsidiary had substantial unused borrowing availability. This availability was primarily comprised of the following three sources: (1) $31.9 million of available blanket borrowing capacity with the Federal Home Loan Bank which offers various terms, (2) $8.9 million of securities available to pledge on a federal funds line of credit or for repurchase agreements or other borrowings and (3) up to $118.8 million from several borrowing programs of the Federal Reserve Bank.

     Management anticipates the Company's bank subsidiary will continue to rely primarily on customer deposits and loan repayments to provide liquidity. Additionally, where necessary, the above described borrowings will be used to augment the Company's primary funding sources.

     Dividend Policy. In 2001 the Company paid dividends of $0.46 per share. In 2000 and 1999 the Company paid dividends of $0.42 and $0.40 per share, respectively. Commencing in the third quarter of 2001 the dividend was increased from $0.11 per quarter to $0.12 per quarter. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue the current $0.12 quarterly dividend with consideration to future changes depending on the Company's earnings, capital and liquidity needs.

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

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company's growth and expansion strategy; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions, including the impact of the current economic slowdown and its effect on the credit worthiness of borrowers and collateral values; and (6) changes in legal and regulatory requirements, as well as, other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

                         Summary of Quarterly Results of
              Operations, Common Stock Market Prices and Dividends

                                                                        2001 - Three Months Ended
                                                               -------------------------------------------
                                                               Mar. 31     June 30    Sept. 30     Dec. 31
                                                               -------     -------    --------     -------
                                                            (Dollars in thousands, except per share amounts)
Total interest income .................................       $ 15,374    $ 15,044    $ 14,782    $ 14,919
Total interest expense ................................          9,362       8,115       6,957       5,980
                                                              --------    --------    --------    --------
   Net interest income ................................          6,012       6,929       7,825       8,939
Provision for loan losses .............................            354         658         910       1,479
Non-interest income ...................................          1,657       1,920       1,737       2,039
Non-interest expense ..................................          4,296       4,746       4,816       5,171
Income taxes ..........................................            760         835       1,138       1,348
Distributions on trust preferred securities ...........            397         397         397         397
                                                              --------    --------    --------    --------
   Net income .........................................       $  1,862    $  2,213    $  2,301    $  2,583
                                                              ========    ========    ========    ========
Per share:
   Earnings - diluted .................................       $   0.49    $   0.58    $   0.60    $   0.67
   Cash dividends .....................................           0.11        0.11        0.12        0.12
Bid price per common share:
   Low ................................................       $  12.63    $  13.00    $  19.38    $  20.75
   High ...............................................          14.75       20.20       24.10       25.60

                                                                        2000 - Three Months Ended
                                                               -------------------------------------------
                                                               Mar. 31     June 30    Sept. 30     Dec. 31
                                                               -------     -------    --------     -------
                                                            (Dollars in thousands, except per share amounts)

Total interest income .................................       $ 14,404    $ 14,905    $ 15,425    $ 16,018
Total interest expense ................................          8,198       8,812       9,856      10,223
                                                              --------    --------    --------    --------
   Net interest income ................................          6,206       6,093       5,569       5,795
Provision for loan losses .............................            378         324       1,225         398
Non-interest income ...................................          1,250       1,417       1,552       1,323
Non-interest expense .................................           4,187       4,244       4,351       4,182
Income taxes ..........................................            708         730         255         596
Distributions on trust preferred securities ...........            397         397         397         396
                                                              --------    --------    --------    --------
   Net income .........................................       $  1,786    $  1,815    $    893    $  1,546
                                                              ========    ========    ========    ========
Per share:
   Earnings - diluted .................................       $   0.47    $   0.48    $   0.24    $   0.41
   Cash dividends .....................................           0.10        0.10        0.11        0.11
Bid price per common share:
   Low ................................................       $  14.13    $  14.94    $  11.75    $  10.19
   High ...............................................          19.44       18.25       16.50       12.94


See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

                         Report of Independent Auditors

Board of Directors and Shareholders
Bank of the Ozarks, Inc.


     We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                       /s/ Ernst & Young LLP


Little Rock, Arkansas
January 10, 2002

                            Bank of the Ozarks, Inc.
                           CONSOLIDATED BALANCE SHEETS

                                                            December 31,
                                                       ------------------------
                                                         2001            2000
                                                       --------        --------
                                                        (Dollars in thousands,
                                                       except per share amounts)

             ASSETS
             ------
Cash and due from banks                                $ 31,114        $ 20,523
Interest-bearing deposits                                   218             217
                                                       --------        --------
  Cash and cash equivalents                              31,332          20,740
Investment securities - available for sale              182,704          51,696
Investment securities - held to maturity
  (estimated market value: $4,501 in 2001
   and $197,619 in 2000)                                  4,463         201,320
Federal funds sold                                            -           2,000
Loans, net of unearned income                           616,076         510,544
Allowance for loan losses                                (8,712)         (6,606)
                                                       --------        --------
  Net loans                                             607,364         503,938
Premises and equipment, net                              33,123          30,535
Foreclosed assets held for sale, net                        661           1,600
Interest receivable                                       5,821           8,894
Intangible assets, net                                    2,823           3,064
Other                                                     3,088           3,165
                                                       --------        --------
    Total assets                                       $871,379        $826,952
                                                       ========        ========

               LIABILITIES AND STOCKHOLDERS' EQUITY
               ------------------------------------

Deposits
  Demand non-interest bearing                          $ 72,801        $ 64,572
   Savings and interest-bearing transaction             241,042         113,606
   Time                                                 363,900         499,505
                                                       --------        --------
    Total deposits                                      677,743         677,683
Repurchase agreements with customers                     16,213          13,839
Other borrowings                                         99,690          66,703
Accrued interest and other liabilities                    3,866           3,128
                                                       --------        --------
    Total liabilities                                  797,512         761,353

Guaranteed preferred beneficial interest in the
  Company's subordinated debentures                      17,250          17,250
Commitments and contingencies                                 -               -
Stockholders' equity
  Preferred stock; $0.01 par value, 1,000,000 shares
   authorized, no shares issued and outstanding               -               -
  Common stock; $0.01 par value, 10,000,000 shares
   authorized, 3,782,055 and 3,779,555 shares issued
   and outstanding in 2001 and 2000, respectively            38              38
  Additional paid-in capital                             14,360          14,314
  Retained earnings                                      42,718          35,498
  Accumulated other comprehensive loss                     (499)         (1,501)
                                                       --------        --------
   Total stockholders' equity                            56,617          48,349
                                                       --------        --------
    Total liabilities and stockholders' equity         $871,379        $826,952
                                                       ========        ========

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                               Year Ended December 31,
                                                                  -----------------------------------------------
                                                                    2001                2000               1999
                                                                  -------             -------             -------
                                                                  (Dollars in thousands, except per share amounts)
Interest income
   Loans                                                          $47,464             $43,451             $37,008
   Investment securities - taxable                                 11,203              15,331              12,847
                         - nontaxable                               1,403               1,953               1,675
   Deposits with banks and federal funds sold                          49                  17                  45
                                                                  -------             -------             -------
     Total interest income                                         60,119              60,752              51,575
                                                                  -------             -------             -------
Interest expense
   Deposits                                                        25,300              29,701              23,831
   Repurchase agreements with customers                               537                 680                 132
   Other borrowings                                                 4,577               6,708               3,819
                                                                  -------             -------             -------
     Total interest expense                                        30,414              37,089              27,782
                                                                  -------             -------             -------

Net interest income                                                29,705              23,663              23,793
   Provision for loan losses                                       (3,401)             (2,325)             (2,485)
                                                                  -------             -------             -------
Net interest income after provision for loan losses                26,304              21,338              21,308
                                                                  -------             -------             -------
Other income
   Trust income                                                       604                 592                 479
   Service charges on deposit accounts                              3,776               3,380               2,499
   Other income, charges and fees                                   2,602               1,530               1,936
   Gain on sale of securities                                         153                   -                  69
   Other                                                              218                  40                 164
                                                                  -------             -------             -------
     Total other income                                             7,353               5,542               5,147
                                                                  -------             -------             -------

Other expense
   Salaries and employee benefits                                  10,551               8,928               8,752
   Net occupancy and equipment                                      3,098               2,910               2,655
   Other operating expenses                                         5,381               5,126               5,057
                                                                  -------             -------             -------
     Total other expense                                           19,030              16,964              16,464
                                                                  -------             -------             -------

Income before income taxes and trust distribution                  14,627               9,916               9,991
   Distributions on trust preferred securities                      1,587               1,587                 846
   Provision for income taxes                                       4,081               2,289               2,510
                                                                  -------             -------             -------
Net income                                                        $ 8,959             $ 6,040             $ 6,635
                                                                  =======             =======             =======

Basic earnings per common share                                   $  2.37             $  1.60             $  1.76
                                                                  =======             =======             =======
Diluted earnings per common share                                 $  2.35             $  1.60             $  1.75
                                                                  =======             =======             =======




The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                    Accumulated
                                                       Additional                      Other
                                              Common     Paid-In     Retained      Comprehensive
                                               Stock     Capital     Earnings      Income (Loss)   Total
                                              -------  ----------    --------      -------------- -------
                                                    (Dollars in thousands, except per share amounts)

Balance - January 1, 1999                       $38      $14,314     $25,922           $   81     $40,355
   Comprehensive income:
        Net income                                -            -       6,635                -       6,635
        Other comprehensive income (loss)
             Unrealized losses on available
               for sale securities net of $966
               tax effect                         -            -           -           (1,558)     (1,558)
             Less: reclassification
               adjustment
               for gains included in income
               net of $30 tax effect              -            -           -              (46)        (46)
                                                                                                  -------
   Comprehensive income                                                                             5,031
   Dividends paid, $0.40 per share                -            -      (1,512)               -      (1,512)
                                                ---      -------     -------           ------     -------
Balance - December 31, 1999                      38       14,314      31,045           (1,523)     43,874
     Comprehensive income:
          Net income                              -            -       6,040                -       6,040
        Other comprehensive income (loss)
             Unrealized gains on available
               for sale securities net
               of $14 tax effect                  -            -           -               22          22
             Reclassification adjustment
               for gains included in income       -            -           -                -           -
                                                                                                  -------
   Comprehensive income                                                                             6,062
   Dividends paid, $0.42 per share                -            -      (1,587)               -      (1,587)
                                                ---      -------     -------           ------     -------
Balance - December 31, 2000                      38       14,314      35,498           (1,501)     48,349
   Comprehensive income:
        Net income                                -            -       8,959                -       8,959
        Other comprehensive income
             Unrealized gains on available
             for sale securities net
               of $457 tax effect                 -            -           -              737         737
             Reclassification adjustment
               for gains included in income
               net of $164 tax effect             -            -           -              265         265
                                                                                                  -------
   Comprehensive income                                                                             9,961
   Dividends paid, $0.46 per share                -            -      (1,739)               -      (1,739)
   Issuance of 2,500 shares of common
        stock for exercise of stock options
        including tax benefits of $5              -           46           -                -          46
                                                ---      -------     -------           ------     -------
Balance - December 31, 2001                     $38      $14,360     $42,718           $ (499)    $56,617
                                                ===      =======     =======           ======     =======



The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              Year Ended December 31,
                                                                          -------------------------------
                                                                            2001       2000        1999
                                                                          ---------  ---------  ---------
                                                                               (Dollars in thousands)
Cash flows from operating activities
  Net income                                                              $  8,959   $  6,040   $   6,635
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                           1,460      1,490       1,375
      Amortization                                                             276        293         262
      Provision for loan losses                                              3,401      2,325       2,485
      Provision for losses on foreclosed assets                                163        183          90
      Amortization and accretion on investment securities                     (130)      (104)       (132)
      Gain on sale of investment securities                                   (153)         -         (69)
      (Increase) decrease in mortgage loans held for sale                  (12,308)       545       4,308
      Gain on disposition of premises and equipment                              -         (8)        (40)
      (Gain) loss on disposition of foreclosed assets                           (2)        45          28
      Deferred income taxes                                                   (569)       405        (139)
      Changes in assets and liabilities:
        Interest receivable                                                  3,073     (1,720)     (1,657)
        Other assets, net                                                      (11)       128      (1,500)
        Accrued interest and other liabilities                                 741        155       1,017
                                                                          ---------  ---------  ---------
Net cash provided by operating activities                                    4,900      9,777      12,663
                                                                          ---------  ---------  ---------

Cash flows from investing activities
  Proceeds from sales and maturities of investment securities available
    for sale                                                                48,302        316      19,922
  Purchases of investment securities available for sale                   (177,681)    (7,093)    (49,635)
  Proceeds from maturities of investment securities held to maturity       197,135     20,176      42,293
  Purchases of investment securities held to maturity                            -     (2,880)   (101,756)
  Increase (decrease) in federal funds sold                                  2,000     (2,000)          -
  Net increase in loans                                                    (96,515)   (48,862)    (89,630)
  Proceeds from sale of loans                                                    -          -         994
  Proceeds from dispositions of premises and equipment                           -         99         317
  Purchases of premises and equipment                                       (4,048)    (1,570)     (5,048)
  Proceeds from dispositions of foreclosed assets                            2,775      3,524       1,454
                                                                          ---------  ---------  ---------
Net cash used in investing activities                                      (28,032)   (38,290)   (181,089)
                                                                          ---------  ---------  ---------

Cash flows from financing activities
  Net increase in deposits                                                      60     81,752      66,890
  Net proceeds (repayments) from other borrowings                           32,988    (60,287)     87,718
  Net increase in repurchase agreements with customers                       2,374      4,813       7,618
  Proceeds from trust preferred securities                                       -          -      17,250
  Proceeds on exercise of stock options                                         41          -           -
  Dividends paid                                                            (1,739)    (1,587)     (1,512)
                                                                          ---------  ---------  ---------
Net cash provided by financing activities                                   33,724     24,691     177,964
                                                                          ---------  ---------  ---------

Net increase (decrease) in cash and cash equivalents                        10,592     (3,822)      9,538
Cash and cash equivalents - beginning of year                               20,740     24,562      15,024
                                                                          ---------  ---------  ---------
Cash and cash equivalents - end of year                                   $ 31,332   $ 20,740   $  24,562
                                                                          =========  =========  =========

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                   Notes to Consolidated Financial Statements
                  (Dollars in thousands, except per share data)


1. Summary of Significant Accounting Policies

     Organization - Bank of the Ozarks, Inc. (the "Company") is a bank holding
     ------------
company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System and owns a state chartered bank named Bank of the Ozarks and Ozark Capital Trust, a Delaware business trust. The bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The bank has offices located in northern, western, and central Arkansas.

     Principles of consolidation - The consolidated financial statements include
     ---------------------------
the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and amounts have been eliminated in consolidation.

     Use of estimates - The preparation of financial statements in conformity
     ----------------
with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and cash equivalents - For purposes of reporting cash flows, cash and
     -------------------------
cash equivalents include cash on hand, amounts due from banks and interest-bearing deposits with banks.

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

     Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity and other comprehensive income.

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

   Loans - Loans receivable that management has the intent and ability to hold
   -----
for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans.

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

  Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per
                                   Share Data

become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     Premises and equipment - Premises and equipment are stated at cost less
     ----------------------
accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Estimated book depreciation lives for the major classes of assets are 20 to 50 years for buildings, improvements and leaseholds, and 3 to 15 years for furniture, fixtures and equipment. Accelerated depreciation methods are used for tax purposes.

     Foreclosed assets held for sale - Real estate and personal properties
     -------------------------------
acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis.

     Valuations are periodically performed by management and the real estate is carried at the lower of book value or fair value less cost to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included in operating expenses.

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

     Trust department income - Property, other than cash deposits, held by the
     -----------------------
Company's trust department in fiduciary or agency capacities for its customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not differ materially from the accrual method.

     Intangible assets - Intangible assets consist of goodwill and core deposit
     -----------------
intangibles. These assets are being amortized over periods ranging from 10 to 40 years. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent premiums paid for deposits acquired. Accumulated amortization of intangibles totaled $1,765 and $1,524 at December 31, 2001 and 2000, respectively.

     Earnings per share - Basic earnings per share has been calculated based on
     ------------------
the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

     Financial instruments - In the ordinary course of business, the Company has
     ---------------------
entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     Advertising and public relations expense - Advertising and public relations
     ----------------------------------------
expense is expensed as incurred and totaled $583, $551 and $612 for the years ended December 31, 2001, 2000 and 1999, respectively.

     Stock-based compensation - The Company has elected to follow Accounting
     ------------------------
Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

     Segment Disclosures - On December 31, 1998, the Company adopted SFAS No.
     -------------------
131, "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment -- community banking -- the adoption of SFAS 131 did not have a material effect on the primary financial statements or the disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

     Recent Accounting Pronouncements - In June 2001, the Financial Accounting
     --------------------------------
Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets such as core deposit intangibles will continue to be amortized over their useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. The Company does not expect the adoption of these accounting standards to have a significant impact on the operating results and financial position of the Company.

     Reclassifications - Certain reclassifications of 2000 and 1999 amounts have
     -----------------
been made to conform with the 2001 financial statements presentation.

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data



2. Investment Securities
The following is a summary of the amortized cost and estimated market values of investment securities:


                                                                       December 31, 2001
                                                       --------------------------------------------------
                                                       Amortized    Unrealized   Unrealized       Market
                                                         Cost          Gains      Losses          Value
                                                       ---------       ------    ---------     ----------

Securities - available for sale:
   Securities of United States
     government and agencies                           $  69,912       $  429    $   (164)     $   70,177
   Mortgage-backed securities                             91,726          138        (630)         91,234
   State and political subdivisions                       17,121           81        (662)         16,540
   Other securities                                        4,753            -            -          4,753
                                                       ---------       ------    ---------     ----------
Total securities - available for sale                  $ 183,512       $  648    $  (1,456)    $  182,704
                                                       =========       ======    =========     ==========
Securities - held to maturity:
   Securities of United States
     government and agencies                                 $ -          $ -    $       -     $        -
   State and political subdivisions                        1,580           32            -          1,612
   Other securities                                        2,883            6            -          2,889
                                                       ---------       ------    ---------     ----------
Total securities - held to maturity                    $   4,463       $   38    $       -     $    4,501
                                                       =========       ======    =========     ==========


                                                                         December 31, 2000
                                                       --------------------------------------------------
                                                       Amortized      Unrealized Unrealized       Market
                                                          Cost          Gains      Losses         Value
                                                       ---------       ------    ---------     ----------
Securities - available for sale:
   Securities of United States
     government and agencies                           $       -       $    -    $      -      $        -
   Mortgage-backed securities                                178            -          (4)            174
   State and political subdivisions                       42,943            -      (2,377)         40,566
   Other securities                                       11,006           72        (122)         10,956
                                                       ---------       ------    ---------     ----------
Total securities - available for sale                  $  54,127       $   72    $ (2,503)     $   51,696
                                                       =========       ======    =========     ==========
Securities - held to maturity:
   Securities of United States
     government and agencies                           $ 195,771       $    -    $ (3,664)     $  192,107
   State and political subdivisions                        2,569           16         (59)          2,526
   Other securities                                        2,980            6            -          2,986
                                                       ---------       ------    ---------     ----------
Total securities - held to maturity                    $ 201,320       $   22    $ (3,723)     $  197,619
                                                       =========       ======    =========     ==========

  Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per
                                   Share Data

    A maturity distribution of available-for-sale and held-to-maturity investment securities reflected at amortized cost and estimated market value as of December 31, 2001 is as follows:

                                             Available for Sale         Held to Maturity
                                          -------------------------  ----------------------
                                                         Estimated                Estimated
                                           Amortized       Market     Amortized     Market
                                              Cost         Value        Cost        Value
                                           ---------     ---------     -------     -------
Due in one year or less                    $  15,011     $  15,013     $   171     $   172
Due after one year to five years             115,273       115,527         964         981
Due after five years to ten years             26,531        26,562         445         459
Due after ten years                           26,697        25,602       2,883       2,889
                                           ---------     ---------     -------     -------
Totals                                     $ 183,512     $ 182,704     $ 4,463     $ 4,501
                                           =========     =========     =======     =======

                -----------------------------------------------

    For purposes of this maturity distribution all securities are shown based on their contractual maturity date, except equity securities with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

    During the year ended December 31, 2001 investment securities available-for-sale with a fair value at the date of sale of $35,153 were sold. In the year ended December 31, 2000 no securities were sold. In the year ended December 31, 1999 investment securities available-for-sale with a fair value of $18,408 were sold. The gross realized gains on such sales in 2001 and 1999 totaled $273 and $78, respectively. The gross realized losses totaled $83 in 2001 and $9 in 1999.

    The Company maintained a trading account of up to $200 during part of 2001. No trading account securities were held at December 31, 2001. The Company had no trading securities during 2000 or 1999. The gross realized gains on trading securities in 2001 totaled $3 and gross realized losses totaled $40.

    Assets, principally investment securities, having a carrying value of approximately $173,684 and $229,853 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3.  Loans

    The following is a summary of the loan portfolio by principal categories:

                                              December 31,
                                        ----------------------
                                          2001          2000
                                        --------      --------
Real Estate:
  Residential 1-4 family                $167,559      $144,920
  Non-farm/non-residential               180,257       134,726
  Agricultural                            45,303        38,808
  Construction/land development           51,140        42,354
  Multifamily residential                 20,850         8,367
Consumer                                  55,805        58,430
Commercial and industrial                 78,324        63,799
Agricultural (non-real estate)            12,866        14,605
Other                                      3,972         4,535
                                        --------      --------
Loans, net of unearned discounts        $616,076      $510,544
                                        ========      ========

    These loan categories are presented net of unearned income, unearned purchase discounts and deferred costs totaling $750 and $799 at December 31, 2001 and 2000, respectively. Loans on which the accrual of interest has been discontinued aggregated $1,806 and $1,880 at December 31, 2001 and 2000, respectively. Interest income recorded during 2001 for non-accrual loans at December 31, 2001 was $117. Under the original terms, these loans would have reported approximately $175 of interest income during 2001. The Company did not segregate income recognized on a cash basis in its financial records in 2000 and 1999, and thus, such disclosure is not practical.

    Mortgage loans held for resale of $14,140 and $1,832 at December 31, 2001 and 2000, respectively, are included in residential 1-4 family loans. The carrying value of these loans approximates their fair value. Other income, charges and fees include mortgage lending income of $1,920, $849 and $1,306 during 2001, 2000 and 1999, respectively.

4.  Allowance for Loan Losses

    The following is a summary of activity within the allowance for loan losses:

                                       Year Ended December 31,
                                    ----------------------------
                                     2001       2000       1999
                                    ------     ------     ------
Balance - beginning of year         $6,606     $6,072     $4,689
  Loans charged-off                 (1,420)    (1,998)    (1,225)
  Recoveries on loans
    previously charged-off             125        207        123
                                    ------     ------     ------
Net Charge-offs                     (1,295)    (1,791)    (1,102)
  Provision charged to
    operating expense                3,401      2,325      2,485
                                    ------     ------     ------
Balance - end of year               $8,712     $6,606     $6,072
                                    ======     ======     ======

    Impairment of loans having carrying values of $1,806 and $1,880 (all of which were on a non-accrual basis) at December 31, 2001 and 2000, respectively, have been recognized in conformity with SFAS No. 114, as amended by SFAS No.
118. The total allowance for credit losses related to these loans was $323 and $212 at December 31, 2001 and 2000, respectively. The average carrying value of impaired loans was $1,659, $2,748 and $3,611, for the years ended December 31, 2001, 2000 and 1999, respectively. For impairment recognized in conformity with SFAS 114, as amended, the entire change in present value of expected cash

 Notes to Consolidated Financial Statements, Dollars in Thousands,
                             Except Per Share Data

flows is reported as provision for loan losses in the same manner in which impairment initially was recognized or as a reduction in the amount of provision for loan losses that otherwise would be reported.

   Real estate securing loans having a carrying value of $1,336 and $2,641 was transferred to foreclosed assets held for sale in 2001 and 2000, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.

5. Premises and Equipment

   The following is a summary of premises and
equipment:
                                                  December 31,
                                              --------------------
                                                2001         2000
                                              -------      -------
Land                                          $ 8,088      $ 7,289
Construction in process                           496          369
Buildings and improvements                     21,696       19,408
Leasehold improvements                          2,660        2,460
Equipment                                       7,910        7,926
                                              -------      -------
                                               40,850       37,452
Accumulated depreciation                       (7,727)      (6,917)
                                              -------      -------
Premises and equipment, net                   $33,123      $30,535
                                              =======      =======

   The Company capitalized $53, $52 and $51 of interest on construction projects during the years ended December 31, 2001, 2000 and 1999, respectively. Included in occupancy expense is rent of approximately $162, $123 and $71 incurred under noncancelable operating leases in 2001, 2000 and 1999, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2001 are $163 -- 2002, $161 -- 2003, $143 -- 2004, $126 -- 2005, $102 -- 2006 and $775 --
thereafter.

6. Deposits

   The aggregate amount of time deposits with a minimum denomination of $100 was $190,615 and $265,345 at December 31, 2001 and 2000, respectively.

   The following is a summary of the scheduled maturities of all time deposits:

                                                 December 31,
                                            ----------------------
                                              2001          2000
                                            --------      --------
Up to one year                              $352,098      $470,707
One year to two years                          8,003        24,543
Two years to three years                       2,148         1,954
Three years to four years                        578         1,019
Four years to five years                         334           556
Thereafter                                       739           726
                                            --------      --------
Total time deposits                         $363,900      $499,505
                                            ========      ========

7. Borrowings

   Short-term borrowings with maturities less than one year include FHLB advances, Federal Reserve Bank borrowings, non-customer repurchase agreements, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to the short-term borrowings:

                                                   December 31,
                                              --------------------
                                                2001         2000
                                              -------      -------
Average annual balance                        $14,299      $28,700
December 31 balance                            18,247        1,062
Maximum month-end
   balance during year                         40,793       45,702
Interest rate:
   Weighted average                              3.54%        6.37%
   December 31                                   1.74         5.00

     The following is a summary of long term borrowings:

                                                             December 31,
                                                          --------------------
                                                           2001         2000
                                                          -------      -------
FHLB advances with original
  maturities exceeding one year.
  Interest rates range from 2.49%
  to 6.43% at December 31, 2001.
  At December 31, 2001, the Company's
  bank subsidiary had remaining
  $31,936 of unused blanket FHLB
  borrowing availability. The
  FHLB maintains as collateral a
  blanket lien on a portion of
  the Company's real estate,
  commercial and agricultural loans.                      $81,383      $65,581

Other                                                          60           60
                                                          -------      -------
                                                          $81,443      $65,641
                                                          =======      =======

   Maturities of long term borrowings at December 31, 2001 are as follows: 2002 -- $198; 2003 -- $20,258; 2004 -- $198; 2005 -- $198; 2006 -- $197; 2007 --
$197; 2008 -- $197 and 2010 -- $60,000. FHLB advances of $60 million maturing in 2010 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called.

        Notes to Consolidated Financial Statements, Dollars in Thousands,
                             Except Per Share Data

8. Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures

   On June 18, 1999 Ozark Capital Trust ("Ozark Capital"), a Delaware business trust wholly owned by Bank of the Ozarks, Inc., sold to investors in a public underwritten offering $17.3 million of 9% cumulative trust preferred securities. The proceeds were used to purchase an equal principal amount of 9% subordinated debentures of Bank of the Ozarks, Inc. Bank of the Ozarks, Inc. has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of Ozark Capital on a subordinated basis with respect to the preferred securities. Subject to certain limitations, the preferred securities qualify as regulatory Tier 1 capital and are presented in the Consolidated Balance Sheets as "Guaranteed preferred beneficial interest in the Company's subordinated debentures." The sole asset of Ozark Capital is the subordinated debentures issued by Bank of the Ozarks, Inc. Both the preferred securities of Ozark Capital and the subordinated debentures of Bank of the Ozarks, Inc. will mature on June 18, 2029; however, they may be prepaid, subject to regulatory approval, prior to maturity at any time on or after June 18, 2004, or earlier upon certain changes in tax or investment company laws or regulatory capital requirements.

9. Income Taxes

   The following is a summary of the components of the provision (benefit) for income taxes:

                                                     Year Ended December 31,
                                                 ------------------------------
                                                  2001       2000         1999
                                                 ------      ------      ------
Current:
   Federal                                       $4,520      $1,884      $2,814
   State                                            130           -        (165)
                                                 ------      ------      ------
Total current                                     4,650       1,884       2,649
                                                 ------      ------      ------
Deferred:
   Federal                                         (515)        405        (146)
   State                                            (54)          -           7
                                                  ------      ------     ------
Total deferred                                     (569)        405        (139)
                                                 ------      ------      ------
Provision for income taxes                       $4,081      $2,289      $2,510
                                                 ======      ======      ======

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

                                                      Year Ended December 31,
                                                    --------------------------
                                                    2001       2000       1999
                                                    ----       ----       ----
Statutory federal income tax rate                   35.0%      34.0%      34.0%
State income taxes, net of federal benefit           0.9          -          -
Effect of non-taxable interest income               (3.6)      (7.1)      (5.7)
Refund of prior years state income tax              (0.7)         -       (1.1)
Effect of graduated rate differential               (0.9)         -          -
Other                                                0.6        0.6        0.2
                                                    ----       ----       ----
Effective income tax rate                           31.3%      27.5%      27.4%
                                                    ====       ====       ====

   In 2001 and 1999 the Company recorded tax refunds of a state income tax assessment the Company had paid and expensed in 1997. These settlements resulted in a refund of $147 of tax and $123 of interest in 2001 and a refund of $153 of tax and $91 of interest in 1999. These amounts were recorded as a credit to tax expense and other income, respectively, for the years 2001 and 1999.

   The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                                                 December 31,
                                                              ------------------
                                                               2001        2000
                                                              ------      ------
Deferred tax assets:
  Allowance for loan losses                                   $3,207      $2,153
  Valuation of foreclosed assets                                  34          40
  Unrealized depreciation on securities available for sale       309         931
                                                              ------      ------
Gross deferred tax assets                                      3,550       3,124
Deferred tax liabilities:
  Accelerated depreciation on premises and equipment           1,635       1,269
  Other                                                          531         418
                                                              ------      ------
Gross deferred tax liabilities                                 2,166       1,687
                                                              ------      ------
Net deferred tax assets included in other assets              $1,384      $1,437
                                                              ======      ======

Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data

10. Employee Benefit Plans

   Employee Stock Ownership Plan - The Company had an employee stock ownership
   -----------------------------
plan ("ESOP") to provide benefits to substantially all employees of the Company. The ESOP was merged into the 401(k) Plan in 1999. The Company had historically made annual contributions to the plan as determined solely by the Board of Directors. The Company made no contributions in 1999.

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

   Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 2001, 2000 and 1999 of $157, $160 and $146, respectively.

11. Stock Options

   The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 385,000 shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

     The following summarizes stock option activity for the year indicated:


                                                   Year ended December 31,
                             -----------------------------------------------------------------
                                     2001                  2000                    1999
                             -----------------     --------------------    -------------------
                                       Weighted-               Weighted-              Weighted-
                                        Average                 Average                Average
                                       Exercise                Exercise               Exercise
                             Options     Price     Options      Price       Options     Price
                             --------   ------     -------      -----       -------    ------
Outstanding -
   beginning of year          307,775  $ 17.08     254,100       $19.72     198,050    $ 20.42
Granted                        38,450    19.56     105,650        12.26      71,500      17.96
Exercised                      (2,500)   16.24           -                        -
Canceled                      (14,575)   18.31     (51,975)       20.15     (15,450)     20.57
                             --------              -------                 --------
Outstanding -
   end of year                329,150  $ 17.33     307,775       $17.08     254,100    $ 19.72
                             ========              =======                 ========
Exercisable at
   end of year                129,500  $ 19.71     144,825       $18.68      83,200    $ 22.20
                             ========              =======                 ========

  Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per
                                   Share Data

     Exercise prices for options outstanding as of December 31, 2001 ranged from $11.85 to $34.13. The weighted-average fair value of options granted during 2001, 2000 and 1999 was $5.47, $4.22 and $6.85, respectively. The weighted-average remaining contractual life of the options issued in 2001 is 7.3 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                  2001        2000       1999
                                                  ----        ----       ----
Risk-free interest rate                           4.13%       5.71%      5.71%
Dividend yield                                    2.38        2.77       2.00
Expected dividend yield increase                  9.00        9.00      12.00
Expected stock volatility                        33.13       38.88      42.16
Weighted average expected life                 5 years     5 years    5 years

     For purposes of pro forma disclosures as required by SFAS No. 123, the estimated fair value of the options is amortized over the options' vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

                                                  2001        2000       1999
                                                  ----        ----       ----
Pro forma net income                            $8,674      $5,797     $6,243
Pro forma earnings per share:
   Basic                                        $ 2.29      $ 1.53     $ 1.65
   Diluted                                        2.27        1.53       1.64

             ------------------------------------------------------

     The following is a summary of currently outstanding and exercisable options at December 31, 2001:

                                 Options Outstanding                   Options Exercisable
                    --------------------------------------------     -----------------------
                                       Weighted
                                        Average         Weighted                    Weighted
     Range of                          Remaining         Average                     Average
     Exercise         Options         Contractual       Exercise       Options      Exercise
      Prices        Outstanding     Life (in years)      Price       Exercisable     Price
   ------------     -----------     ---------------     --------     -----------    --------
   $11.85-19.19       228,400            4.8             $14.78         69,500       $16.31
    21.50-27.75        94,750            4.1              22.39         54,000        22.49
          34.13         6,000            6.3              34.13          6,000        34.13
                      -------                                          -------
                      329,150                                          129,500
                      =======                                          =======

             ------------------------------------------------------

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

     The Company had outstanding commitments to extend credit of approximately $70,798 and $53,803 at December 31, 2001 and 2000, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

     The Company had total outstanding letters of credit amounting to $3,662 and $1,922 at December 31, 2001 and 2000, respectively. The commitment terms generally expire within one year.

     The Company grants agribusiness, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

13. Related Party Transactions

     The Company has entered into transactions with its executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2001 and 2000 was $14,587 and $8,061, respectively. New loans and advances on prior commitments made to such related parties were $14,186, $13,955 and $3,263 for the years ended December 31, 2001, 2000

        Notes to Consolidated Financial Statements, Dollars in Thousands,
                             Except Per Share Data

and 1999, respectively. Repayments of loans made by such related parties were $7,660, $13,407 and $1,067 for the years ended December 31, 2001, 2000 and 1999, respectively.

   During 2001, 2000 and 1999 the Company incurred costs in connection with construction of eight banking buildings or facilities. The majority owner of the contractor on five of these construction projects is a member of the Company's Board of Directors. Total payments to the contractor for these projects and certain renovation type contracts during the years ended December 31, 2001, 2000 and 1999 were approximately $545, $708 and $2,343, respectively.

                  --------------------------------------------

14. Regulatory Matters

   Federal regulatory agencies generally require member banks to maintain core (Tier 1) capital of at least 3% of total assets plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of total stockholders' equity. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital plus the lesser of the allowance for loan losses or 1.25% of risk-weighted assets.

The Company's regulatory capital positions were as follows:


                                                              December 31, 2001      December 31, 2000
                                                            --------------------    --------------------
                                                            Computed    Computed    Computed    Computed
                                                             Capital     Percent     Capital     Percent
                                                            --------    --------    --------    --------
Bank of the Ozarks, Inc. (consolidated):
   Total risk-based capital                                  $79,389       12.67%    $70,642       12.83%
   Tier 1 risk-based capital                                  71,543       11.41      63,403       11.52
   Leverage ratio                                                  -        8.51           -        7.57

Bank of the Ozarks:
   Total risk-based capital                                  $77,479       12.38%    $68,963       12.54%
   Tier 1 risk-based capital                                  69,645       11.13      62,357       11.34
   Leverage ratio                                                  -        8.29           -        7.45

   As of December 31, 2001 and 2000, the most recent notification from the regulators categorized the Company and its subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary bank's category.

   At December 31, 2001, the subsidiary bank exceeded its minimum capital requirements. As of December 31, 2001, the state bank commissioner's approval was required before the bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. $7,429 was available at December 31, 2001, for payments of dividends by the bank without the approval of regulatory authorities.

   Under Federal Reserve regulation, the subsidiary bank is also limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 2001, the maximum amount available for transfer from the subsidiary bank to the Company in the form of loans is limited to 10% of the bank's total risk-based capital or approximately $7,748.

   The subsidiary bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 2001 and 2000, these required balances aggregated $958 and $678, respectively.

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

   Deposit liabilities - The fair value of demand deposits, savings accounts,
   -------------------
NOW accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

  Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per
                                   Share Data

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

     Commitments to extend credit and standby letters of credit - The fair value
     ----------------------------------------------------------
of these commitments is estimated using the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

     The following table presents the estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.


                                                                 2001                       2000
                                                       -------------------------   -----------------------
                                                        Carrying          Fair       Carrying       Fair
                                                         Amount          Value        Amount        Value
                                                       ---------        --------   ----------     --------
Financial assets:
   Cash and cash equivalents                             $  31,332     $  31,332    $  20,740    $  20,740
   Available-for-sale securities                           182,704       182,704       51,696       51,696
   Held-to-maturity securities                               4,463         4,501      201,320      197,619
   Loans, net of allowance for loan losses                 607,364       618,374      503,938      501,842
   Accrued interest receivable                               5,821         5,821        8,894        8,894

Financial liabilities:
   Demand, NOW and savings account deposits              $ 313,843     $ 313,843    $ 178,178    $ 178,178
   Time deposits                                           363,900       365,753      499,505      502,214
   Repurchase agreements with customers                     16,213        16,225       13,839       13,844
   Other borrowings                                         99,690       102,011       66,703       70,038
   Accrued interest and other liabilities                    3,866         3,866        3,128        3,128

Off-balance sheet items:
   Standby letters of credit                             $       -     $   3,662    $       -    $   1,922
   Commitments to extend credit                                  -        70,798            -       53,803

16. Supplemental Cash Flow Information
   Supplemental cash flow information is as follows:

                                                                               Year Ended December 31,
                                                                        ------------------------------------
                                                                         2001           2000           1999
                                                                         ----           ----           ----
Cash paid during the period for:
   Interest                                                             $31,096        $36,909       $27,448
   Income taxes                                                           4,205          1,927         2,314
Supplemental schedule of non-cash investing and financing activities:
   Transfer of loans to foreclosed assets held for sale                   1,336          2,641         3,625
   Loans advanced for sales of foreclosed assets                          1,215            441           771
   Change in unrealized loss (gain) in available for sale securities      1,623            (36)        2,600

        Notes to Consolidated Financial Statements, Dollars in Thousands,
                             Except Per Share Data

17. Other Operating Expenses

    The following is a summary of other operating expenses:


                                                                  Year Ended December 31,
                                                                 -------------------------
                                                                  2001      2000     1999
                                                                 ------    ------   ------
Telephone and data lines                                         $  728    $  714   $  604
Operating supplies                                                  543       487      513
Advertising and public relations                                    583       551      612
Other                                                             3,527     3,374    3,328
                                                                 ------    ------   ------
Total other operating expenses                                   $5,381    $5,126   $5,057
                                                                 ======    ======   ======

18. Earnings Per Common Share

    The following table sets forth the computation of basic and diluted earnings per share ("EPS"):

                                                                  Year Ended December 31,
                                                                 -------------------------
                                                                  2001      2000     1999
                                                                 ------    ------   ------
Numerator:
   Net income                                                    $8,959    $6,040   $6,635
                                                                 ======    ======   ======
Denominator:
   Denominator for basic EPS weighted average shares              3,781     3,780    3,780
   Effect of dilutive securities:
     Stock options                                                   35         2       12
                                                                 ------    ------   ------
   Denominator for diluted EPS - adjusted weighted average
     shares and assumed conversions                               3,816     3,782    3,792
                                                                 ======    ======   ======
Basic EPS                                                        $ 2.37    $ 1.60   $ 1.76
                                                                 ======    ======   ======
Diluted EPS                                                      $ 2.35    $ 1.60   $ 1.75
                                                                 ======    ======   ======


     Options to purchase 101, 211 and 97 shares of common stock at prices ranging from $21.87 to $34.13 per share were outstanding during 2001, 2000 and 1999 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19.  Parent Company Financial Information

     The following condensed balance sheets, income statements and statements of cash flows reflect the financial position and results of operations for the parent company:

                                        Condensed Balance Sheets

                                                                                          December 31,
                                                                                        -----------------
                                                                                         2001      2000
                                                                                        -------   -------
          Assets
          ------
Cash and cash equivalents                                                               $   817   $   720
Investment in subsidiaries                                                               71,410    63,307
Premises and equipment, net                                                                   3         6
Excess cost over fair value of net assets acquired, at amortized cost                     1,092     1,148
Debt issuance cost, net                                                                     936       970
Other                                                                                       183        25
                                                                                        -------   -------
        Total assets                                                                    $74,441   $66,176
                                                                                        =======   =======
          Liabilities and Stockholders' Equity
          ------------------------------------
Accrued interest and other liabilities                                                  $    40   $    43
Notes payable                                                                                 -         -
Subordinated debentures                                                                  17,784    17,784
                                                                                        -------   -------
     Total liabilities                                                                   17,824    17,827
                                                                                        -------   -------
Stockholders' equity

   Common stock                                                                              38        38
   Additional paid-in capital                                                            14,360    14,314
   Retained earnings                                                                     42,718    35,498
   Accumulated other comprehensive loss                                                    (499)   (1,501)
                                                                                        -------   -------
     Total stockholders' equity                                                          56,617    48,349
                                                                                        -------   -------
        Total liabilities and stockholders' equity                                      $74,441   $66,176
                                                                                        =======   =======



 Notes to Consolidated Financial Statements, Dollars in Thousands, Except Per Share Data


                         Condensed Statements of Income

                                                               Year Ended December 31,
                                                           -----------------------------
                                                             2001      2000       1999
                                                           -------    -------   --------
Income
   Dividends from subsidiaries                             $ 3,048    $ 2,748   $  2,591
   Other                                                        88         29         92
                                                           -------    -------   --------
Total income                                                 3,136      2,777      2,683
                                                           -------    -------   --------
Expenses
   Interest                                                  1,635      1,636      1,257
   Other operating expenses                                    486        477        777
                                                           -------    -------   --------
Total expenses                                               2,121      2,113      2,034
                                                           -------    -------   --------
Income before income tax benefit
   and equity in undistributed earnings of subsidiaries      1,015        664        649
   Income tax benefit                                          843        672        743
   Equity in undistributed earnings of subsidiary            7,101      4,704      5,243
                                                           -------    -------   --------
Net income                                                 $ 8,959    $ 6,040   $  6,635
                                                           =======    =======   ========



                       Condensed Statements of Cash Flows

                                                               Year Ended December 31,
                                                           -----------------------------
                                                            2001       2000       1999
                                                           -------    -------   --------
Cash flows from operating activities
   Net income                                              $ 8,959    $ 6,040   $  6,635
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                              3          8         11
       Amortization                                             90         90         75
       Equity in undistributed earnings of subsidiaries     (7,101)    (4,704)    (5,243)
       Changes in assets and liabilities:
         Accrued interest and other liabilities                 (3)        (4)        27
         Other, net                                           (158)       188       (195)
                                                           -------    -------   --------
Net cash provided by operating activities                    1,790      1,618      1,310
                                                           -------    -------   --------
Cash flows from investing activities
   Investment in subsidiaries                                    -          -     (3,534)
                                                           -------    -------   --------
Net cash used in investing activities                            -          -     (3,534)
                                                           -------    -------   --------
Cash flows from financing activities
   Issue common stock                                           46          -          -
   Increase in deferred debt issuance cost                       -          -     (1,022)
   Issue subordinated debentures                                 -          -     17,784
   Payments of notes payable                                     -        (24)   (12,364)
   Dividends paid                                           (1,739)    (1,587)    (1,512)
                                                           -------    -------   --------
Net cash (used in) provided by financing activities         (1,693)    (1,611)     2,886
                                                           -------    -------   --------
Net increase in cash and cash equivalents                       97          7        662
Cash and cash equivalents - beginning of period                720        713         51
                                                           -------    -------   --------
Cash and cash equivalents - end of period                  $   817    $   720   $    713
                                                           =======    =======   ========