Form 10-K, Exhibit 13
period 2002-12-31
BANK OF THE OZARKS INC
filed 2003-03-19
CIK 1038205

                                                                      EXHIBIT 13

                          [LOGO] Financial Information

                      Selected Consolidated Financial Data

                                                                Year Ended December 31,
                                               ------------------------------------------------------
                                                  2002        2001       2000       1999       1998
                                               ----------   --------   --------   --------   --------
                                                  (Dollars in thousands, except per share amounts)
Income statement data:
   Interest income .........................   $   60,913   $ 60,119   $ 60,752   $ 51,575   $ 38,882
   Interest expense ........................       19,441     30,414     37,089     27,782     20,518
   Net interest income .....................       41,472     29,705     23,663     23,793     18,364
   Provision for loan losses ...............        3,660      3,401      2,325      2,485      2,026
   Non-interest income .....................       11,641      7,353      5,542      5,147      5,031
   Non-interest expense ....................       24,915     19,030     16,964     16,464     13,119
   Distribution on trust preferred
     securities ............................        1,587      1,587      1,587        846         --
   Net income ..............................       14,406      8,959      6,040      6,635      5,629

Per common share data:*
   Earnings - diluted ......................   $     1.84   $   1.17   $   0.80   $   0.87   $  0.74
   Book value ..............................         9.41       7.48       6.40       5.80      5.34
   Dividends ...............................         0.31       0.23       0.21       0.20      0.115
   Weighted average diluted shares
      outstanding (thousands) ..............        7,844      7,631      7,565      7,585      7,638

Balance sheet data at period end:
   Total assets ............................   $1,035,853   $871,379   $826,952   $796,042   $612,431
   Total loans .............................      717,895    616,076    510,544    467,131    387,526
   Allowance for loan losses ...............       10,936      8,712      6,606      6,072      4,689
   Total investment securities .............      232,168    187,167    253,016    263,395    176,618
   Total deposits ..........................      790,173    677,743    677,683    595,930    529,040
   Repurchase agreements with customers ....       20,739     16,213     13,839      9,026      1,408
   Other borrowings ........................      129,366     99,690     66,703    126,989     39,271
   Total stockholders' equity ..............       72,918     56,617     48,349     43,874     40,355
   Loan to deposit ratio ...................        90.85%     90.90%     75.34%     78.39%     73.25%

Average balance sheet data:
   Total average assets ....................   $  922,057   $813,913   $818,197   $709,640   $486,729
   Total average stockholders' equity ......       64,149     52,334     45,723     41,988     37,951
   Average equity to average assets ........         6.96%      6.43%      5.59%      5.92%      7.80%

Performance ratios:
   Return on average assets ................         1.56%      1.10%      0.74%      0.93%      1.16%
   Return on average stockholders' equity...        22.46      17.12      13.21      15.80      14.83
   Net interest margin - FTE ...............         4.88       4.05       3.27       3.77       4.19
   Efficiency ..............................        46.52      50.25      55.98      55.09      54.98
   Dividend payout .........................        16.85      19.57      26.25      22.86      15.65

Assets quality ratios:
   Net charge-offs as a percentage of
      average total loans ..................         0.22%      0.24%      0.36%      0.26%      0.33%
   Nonperforming loans to total loans ......         0.31       0.29       0.37       0.42       0.70
   Nonperforming assets to total assets ....         0.24       0.28       0.42       0.53       0.50

Allowance for loan losses as a percentage
   of:
   Total loans .............................         1.52%      1.41%      1.29%      1.30%      1.21%
   Nonperforming loans .....................       498.45     482.39     351.38     307.91     171.82

Capital ratios at period end:
   Leverage capital ........................         8.64%      8.51%      7.57%      7.46%      6.21%
   Tier I risk-based capital ...............        11.43      11.41      11.52      11.50       9.05
   Total risk-based capital ................        12.68      12.67      12.83      13.15      10.21

*    Adjusted to give effect to 2-for-1 stock split effective June 17, 2002

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

General

     Net income was $14.4 million for the year ended December 31, 2002, a 60.8% increase from net income of $9.0 million in 2001. Net income in 2000 was $6.0 million. Diluted earnings increased 57.3% to $1.84 per share in 2002 compared to $1.17 per share in 2001. Diluted earnings in 2000 were $0.80 per share.

     On June 17, 2002, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of stock outstanding on June 3, 2002.

All share and per share information contained in this discussion has been adjusted to give effect to this stock split.

     As shown below total assets, loans and deposits increased 18.9%, 16.5% and 16.6%, respectively, from December 31, 2001 to December 31, 2002 and 5.4%, 20.7% and 0.0%, respectively, from December 31, 2000 to December 31, 2001. Stockholders' equity increased 28.8% from December 31, 2001 to December 31, 2002 and 17.1% from December 31, 2000 to December 31, 2001. During these same periods, book value per share increased 25.8% and 16.9%, respectively.

                                   ----------

                                                                                    % Change
                                             December 31,                    ---------------------
                                 ----------------------------------            2002        2001
                                    2002         2001        2000            from 2001   from 2000
                                 ----------    --------    --------          ---------   ---------
                           (Dollars in thousands except per share amounts)
Assets .................         $1,035,853    $871,379    $826,952            18.9%        5.4%
Loans ..................            717,895     616,076     510,544            16.5        20.7
Deposits ...............            790,173     677,743     677,683            16.6          --
Stockholders' equity ...             72,918      56,617      48,349            28.8        17.1
Book value per share ...               9.41        7.48        6.40            25.8        16.9

                                   ----------

     Two measures of performance by banking institutions are return on average assets and return on average equity. Return on average assets ("ROA") measures net earnings in relation to average total assets and indicates a company's ability to employ its resources profitably. For the year ended December 31, 2002, the Company's ROA was 1.56% compared with 1.10% and 0.74%, respectively, for the years ended December 31, 2001 and 2000. Return on average equity ("ROE") is determined by dividing annual net earnings by average shareholders' equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2002, the Company's ROE was 22.46% compared with 17.12% and 13.21%, respectively, for the years ended December 31, 2001 and 2000.

Analysis of Results of Operations

     The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, other charges and fees, trust income, bank owned life insurance income and gains on sales of assets.

     The Company's non-interest expenses primarily consist of employee compensation and benefits, occupancy, equipment and other operating expenses. The Company's results of operations are also significantly affected by its provision for loan losses. The following discussion provides a summary of the Company's operations for the past three years.

Net Interest Income

     Net interest income is analyzed in the discussion and tables below on a fully taxable equivalent ("FTE") basis. The adjustment to convert certain income to an FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35% in 2002 and 34% in prior years.

2002 compared to 2001

     Net interest income (FTE) for 2002 increased 37.3% to $41.9 million compared to $30.5 million for 2001. Net interest margin (FTE) was 4.88% in 2002 compared to 4.05% in 2001, an increase of 83 basis points. The growth in net interest income in 2002 was primarily attributable to two factors--a 14.0% growth in average earning assets and the increase in net interest margin. Net interest margin for 2002 benefited from a 193 basis point decline in interest bearing deposit and liability costs. This decline was partially offset by a 94 basis point decline in earning asset yields. A 108 basis point decline in loan yields was a significant contributor to the decline in earning assets yields. This decline in yields was principally a result of the general decline in interest rates. Interest-bearing liability costs declined primarily as a result of a general decline in interest rates and a change in deposit mix. In 2002 compared to 2001, the average balance of certificates of deposits ("CD's") decreased $49 million while lower costing savings and interest-bearing transaction account average balances increased $109 million. In 2002 lower costing non-CD deposits accounted for 49.2% of total average deposits, an improvement from 35.9% during 2001.

2001 compared to 2000

     Net interest income (FTE) increased 23.3% to $30.5 million for 2001 compared to $24.8 million in 2000. Net interest margin (FTE) improved to 4.05% in 2001 compared to 3.27% in 2000, an increase of 78 basis points. Beginning in late 2000 and continuing throughout 2001, the Company sought to improve financial performance by changing its mix of both assets and deposits. From 2000 to 2001 the Company's average balance of loans increased $58 million and the average balance of securities declined $63 million. This change in earning asset mix resulted in the yield on total earning assets declining only 8 basis points while loan yields declined 21 basis points. Additionally, interest-bearing liability costs declined as a result of a change in deposit mix and a general decline in interest rates during the year. From 2000 to 2001, the average balance of CD's declined $43 million and lower costing savings and interest-bearing transaction accounts average balances increased $55 million. This change in interest-bearing deposit mix, combined with the general decline in interest rates during 2001, resulted in an 87 basis point reduction in the cost of total interest-bearing liabilities. This reduction was the most significant contributor to the increase in net interest income and net interest margin during 2001.

                                   ----------

                         Analysis of Net Interest Income
                        (FTE = Fully Taxable Equivalent)

                                       Year Ended December 31,
                                     ---------------------------
                                       2002      2001     2000
                                     -------   -------   -------
                                        (Dollars in thousands)

Interest income ..................   $60,913   $60,119   $60,752
FTE adjustment ...................       443       813     1,098
                                     -------   -------   -------
Interest income - FTE ............    61,356    60,932    61,850
Interest expense .................    19,441    30,414    37,089
                                     -------   -------   -------
Net interest income - FTE ........   $41,915   $30,518   $24,761
                                     =======   =======   =======

Yield on interest earning assets
- FTE ............................      7.15%     8.09%     8.17%
Cost of interest-bearing
   liabilities ...................      2.57      4.50      5.37
Net interest spread - FTE ........      4.58      3.59      2.80
Net interest margin - FTE ........      4.88      4.05      3.27

                                   ----------

     The following table sets forth certain information relating to the Company's net interest income for the years ended December 31, 2002, 2001 and 2000. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for assets and liabilities. The average balance of loans receivable includes loans on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and origination costs, capitalization of interest on construction projects and late fees. These are considered adjustments to yields or rates.

         Average Consolidated Balance Sheets and Net Interest Analysis

                                                                  Year Ended December 31,
                                             --------------------------------------------------------------
                                                          2002                              2001
                                             ---------------------------        ---------------------------
                                              Average   Income/   Yield/         Average   Income/   Yield/
                                              Balance   Expense    Rate          Balance   Expense    Rate
                                             --------   -------   ------        --------   -------   ------
                                                                 (Dollars in thousands)
                ASSETS

Earning assets:
   Interest-bearing deposits and
      federal funds sold .................   $    869   $    31     3.54%       $    931   $    49     5.25%
   Investment securities:
      Taxable ............................    192,579    10,972     5.70         173,329    11,203     6.46
      Tax-exempt - FTE ...................     13,177       986     7.48          29,412     2,125     7.23
   Loans - FTE ...........................    651,840    49,367     7.57         549,497    47,555     8.65
                                             --------   -------                 --------   -------
         Total earning assets ............    858,465    61,356     7.15         753,169    60,932     8.09
Non-earning assets .......................     63,592                             60,744
                                             --------                           --------
         Total assets ....................   $922,057                           $813,913
                                             ========                           ========

   LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing liabilities:
   Deposits:
      Savings and interest-bearing
         transaction .....................   $274,580   $ 4,354     1.59%       $165,923   $ 3,754     2.26%
      Time deposits of $100,000 or
         more ............................    194,937     5,115     2.62         207,273    10,702     5.16
      Other time deposits ................    168,765     4,917     2.91         205,328    10,844     5.28
                                             --------   -------                 --------   -------
         Total interest-bearing
            deposits .....................    638,282    14,386     2.25         578,524    25,300     4.37
   Repurchase agreements with customers ..     19,657       278     1.41          16,919       537     3.17
   Other borrowings ......................     99,625     4,777     4.79/(1)/     79,787     4,577     5.74/(1)/
                                             --------   -------                 --------   -------
         Total interest-bearing
            liabilities ..................    757,564    19,441     2.57         675,230    30,414     4.50
Non-interest liabilities:
   Non-interest bearing deposits .........     78,161                             65,368
   Other non-interest liabilities ........      4,933                              3,731
                                             --------                           --------
         Total liabilities ...............    840,658                            744,329
Trust preferred securities ...............     17,250                             17,250
Stockholders' equity .....................     64,149                             52,334
                                             --------                           --------
         Total liabilities and
            stockholders' equity .........   $922,057                           $813,913
                                             ========                           ========
Interest rate spread - FTE ...............                          4.58%                              3.59%
                                                        -------                            -------
Net interest income - FTE ................              $41,915                            $30,518
                                                        =======                            =======
Net interest margin - FTE ................                          4.88%                              4.05%

                                               Year Ended December 31,
                                             --------------------------
                                                         2000
                                             --------------------------
                                              Average   Income/   Yield
                                              Balance   Expense   Rate
                                             --------   -------   -----
                                               (Dollars in thousands)
                  ASSETS

Earning assets:
   Interest-bearing deposits and
      federal funds sold .................   $    282   $    17    6.11%
   Investment securities:
      Taxable ............................    225,515    15,331    6.80
      Tax-exempt - FTE ...................     39,875     2,960    7.42
   Loans - FTE ...........................    491,390    43,542    8.86
                                             --------   -------
         Total earning assets ............    757,062    61,850    8.17
Non-earning assets .......................     61,135
                                             --------
         Total assets ....................   $818,197
                                             ========

  LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Deposits:
      Savings and interest-bearing
         transaction .....................   $111,283   $ 3,285    2.95%
      Time deposits of $100,000 or
         more ............................    224,231    13,471    6.01
      Other time deposits ................    231,764    12,945    5.59
                                             --------   -------
         Total interest-bearing
            deposits .....................    567,278    29,701    5.24
   Repurchase agreements with customers ..     12,536       680    5.42
   Other borrowings ......................    111,312     6,708    6.03/(1)/
                                             --------   -------
         Total interest-bearing
            liabilities ..................    691,126    37,089    5.37
Non-interest liabilities:
   Non-interest bearing deposits .........     60,636
   Other non-interest liabilities ........      3,462
                                             --------
         Total liabilities ...............    755,224
Trust preferred securities ...............     17,250
Stockholders' equity .....................     45,723
                                             --------
         Total liabilities and
            stockholders' equity .........   $818,197
                                             ========
Interest rate spread - FTE ...............                         2.80%
                                                        -------
Net interest income - FTE ................              $24,761
                                                        =======
Net interest margin - FTE ................                         3.27%

(1) This rate is impacted by the capitalization of interest on construction projects in the amount of $47, $53 and $52 for the years ended December 31, 2002, 2001 and 2000, respectively. In the absence of this capitalization these percentages would have been 4.84%, 5.80% and 6.07% for the years ended December 31, 2002, 2001 and 2000, respectively.

                                   ----------

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

                   Analysis of Changes in Net Interest Income

                                                                     2002 over 2001                2001 over 2000
                                                             -----------------------------   ---------------------------
                                                                        Yield/                         Yield/
                                                              Volume     Rate       Total    Volume     Rate      Total
                                                             -------   --------   --------   -------   -------   -------
Increase (decrease) in:                                                          (Dollars in thousands)
   Interest income - FTE:
      Interest-bearing deposits and federal funds sold ...   $    (2)  $    (16)  $    (18)  $    34   $    (2)  $    32
      Investment securities:
         Taxable .........................................     1,097     (1,328)      (231)   (3,373)     (755)   (4,128)
         Tax-exempt - FTE ................................    (1,215)        76     (1,139)     (756)      (79)     (835)
      Loans ..............................................     7,751     (5,939)     1,812     5,029    (1,016)    4,013
                                                             -------   --------   --------   -------   -------   -------
         Total interest income - FTE .....................     7,631     (7,207)       424       934    (1,852)     (918)
                                                             -------   --------   --------   -------   -------   -------
   Interest expense:
      Savings and interest-bearing transaction ...........     1,723     (1,123)       600     1,236      (767)      469
      Time deposits of $100,000 or more ..................      (324)    (5,263)    (5,587)     (876)   (1,893)   (2,769)
      Other time deposits ................................    (1,065)    (4,862)    (5,927)   (1,396)     (705)   (2,101)
      Repurchase agreements with customers ...............        39       (298)      (259)      139      (282)     (143)
      Other borrowings ...................................       951       (751)       200    (1,808)     (323)   (2,131)
                                                             -------   --------   --------   -------   -------   -------
         Total interest expense ..........................     1,324    (12,297)   (10,973)   (2,705)   (3,970)   (6,675)
                                                             -------   --------   --------   -------   -------   -------
Increase in net interest income - FTE ....................   $ 6,307   $  5,090   $ 11,397   $ 3,639   $ 2,118   $ 5,757
                                                             =======   ========   ========   =======   =======   =======

Non-Interest Income

     The Company's non-interest income can primarily be broken down into six main sources: (1) service charges on deposit accounts, (2) mortgage lending income, (3) other charges and fees including appraisal fees and commissions from the sale of credit related insurance products, (4) trust income, (5) bank owned life insurance income and (6) gains or losses on sales of assets.

     Non-interest income for the year ended December 31, 2002 was $11.6 million compared with $7.4 million in 2001, a 58.3% increase. Non-interest income was $5.5 million in 2000. During 2002 the Company benefited from record levels of service charges on deposit accounts, record mortgage lending income and record trust income which increased 83.8%, 52.2% and 20.5%, respectively, from 2001. The introduction of the Company's new Bounce Proof Security product was a significant contributor to the increase in service charge income along with the continued growth of new core deposit customers. Mortgage lending income benefited from favorable interest rates resulting in a high level of refinancing activity and contributing to a favorable housing market. Throughout 2002 the Company sought to increase its market share in the mortgage business by adding additional originators in existing markets and seeking to expand in new markets. During the first quarter of 2002 the Company incurred losses on the sale of approximately $8.7 million of non-rated municipal securities having an average maturity of approximately 16 years and replaced them with a like amount of AAA rated mortgaged backed securities having a much shorter expected average life. During the fourth quarter of 2002, the Company had non-interest income from its mid-October purchase of $20 million of bank owned life insurance, the income from which was used to help defray a portion of the cost of employee benefits.

     Non-interest income for the year ended December 31, 2001 increased 32.7% to $7.4 million compared with $5.5 million in 2000. During 2001 the Company benefited from growth in service charges on deposit accounts which increased 11.7% from 2000. In 2001 the Company continued and intensified its efforts to add new transaction, savings and money market deposit customers. These efforts contributed to growth in service charges on deposit accounts. The Company benefited from good 2001 mortgage lending income as a result of a favorable mortgage rate environment and a high level of refinancing activity.

     The following table shows non-interest income for the years ended December 31, 2002, 2001 and 2000.

                               Non-Interest Income

                                                       Year Ended December 31,
                                                     --------------------------
                                                      2002      2001      2000
                                                     -------   ------    ------
                                                       (Dollars in thousands)
Service charges on deposit accounts ..............   $ 6,940   $3,776    $3,380
Mortgage lending income ..........................     2,923    1,920       849
Other charges and fees ...........................       653      574       620
Trust income .....................................       728      604       592
Bank owned life insurance income .................       236       --        --
Gain (loss) on sale of securities ................      (217)     153        --
Gain (loss) on sales of other assets .............        42        2       (38)
Brokerage fee income .............................       134      108        61
Other ............................................       202      216        78
                                                     -------   ------    ------
   Total non-interest income .....................   $11,641   $7,353    $5,542
                                                     =======   ======    ======

Non-Interest Expense

     Non-interest expense consists of salaries and employee benefits, occupancy, equipment and other operating expenses. Non-interest expense for the year ended December 31, 2002 increased 30.9% to $24.9 million compared with $19.0 million in 2001. Non-interest expense was $17.0 million in 2000. The Company's continued growth and expansion contributed to the increase in non-interest expense. The Company opened four new banking offices and one loan production office in 2001 and five new banking offices in 2002. In 2002 the Company incurred $157,000 in training and conversion cost related to its new check imaging system which is included in other non-interest expense. Non-interest expenses also increased during 2002 compared with 2001 because of additional advertising expenses, higher bonus accruals for the Company's cash profit sharing bonus program, and increases in losses on overdraft deposit accounts as a result of its new Bounce Proof Security product. The number of full time equivalent employees as of December 31, 2002 was 382, a 16.8% increase from 327 as of the end of the previous year primarily due to the Company's increase in banking offices.

     As a result of the Company's continuing efforts to grow revenues at a faster rate than its rate of growth in non-interest expenses, the Company's efficiency ratio (non-interest expense divided by the sum of net interest income on a tax equivalent basis and non-interest income) improved to 46.5% for the year ended December 31, 2002 compared to 50.3% in 2001 and 56.0% in 2000.

     The table below shows non-interest expense for the years ended December 31, 2002, 2001 and 2000.

                                   ----------

                              Non-Interest Expense

                                                       Year Ended December 31,
                                                     ---------------------------
                                                      2002       2001     2000
                                                     -------   -------   -------
                                                        (Dollars in thousands)
Salaries and employee benefits ...................   $14,395   $10,551   $ 8,928
Net occupancy and equipment expense ..............     3,495     3,098     2,910
Other operating expense:
   Professional and outside services .............       559       375       315
   Postage .......................................       404       326       255
   Telephone .....................................       514       490       478
   Data lines ....................................       228       238       236
   Operating supplies ............................       713       543       487
   Advertising and public relations ..............       877       583       551
   Software expense ..............................       392       374       409
   ATM expense ...................................       412       306       236
   FDIC and state assessments ....................       301       259       238
   Other real estate and foreclosure expense .....       340       526       592
   Business development, meals and travel ........       147       136       136
   Amortization of goodwill ......................        --        90        90
   Amortization of other intangibles .............       152       151       169
   OD/NSF check losses ...........................       622       190       215
   Other .........................................     1,364       794       719
                                                     -------   -------   -------
      Total non-interest expense .................   $24,915   $19,030   $16,964
                                                     =======   =======   =======

                                   ----------

Income Taxes

     The provision for income taxes was $8.5 million for the year ended December 31, 2002 compared to $4.1 million in 2001 and $2.3 million in 2000. The effective income tax rates were 37.2%, 31.3% and 27.5%, respectively, for 2002, 2001 and 2000.

     The increase in income taxes in 2002 and 2001 is primarily a result of the Company's higher level of pre-tax income from operations. The increase in the effective tax rate for the 2002 period compared with 2001 and 2000 is primarily a result of two factors. First, the Company substantially reduced its portfolio of municipal securities which were exempt from both federal and state income tax. This reduction was both in absolute dollar amount and as a percentage of earning assets. This accounted for approximately 270 and 700 basis points of the increase in the effective tax rate for 2002 compared with 2001 and 2000, respectively. Second, the amount of securities income exempt solely from Arkansas income tax declined significantly as the Company shifted a large portion of its investment portfolio from securities exempt from Arkansas income tax to securities subject to Arkansas income tax. As a result the Company had an effective state tax rate, after federal benefit, of 3.63% in the year ended December 31, 2002 compared with an effective state tax rate, after federal benefit, of 1.11% in 2001 and zero in 2000. In addition to the impact of the above items, in the second quarter of 2001 the Company recognized a net reduction of $95,000 in income tax expense related to the favorable resolution of a long standing dispute with the state of Arkansas.

                         Analysis of Financial Condition

Loan Portfolio

     At December 31, 2002 the Company's loan portfolio was $718 million, an increase of 16.5% from $616 million at December 31, 2001. As of December 31, 2002 the Company's loan portfolio consisted of approximately 76.3% real estate loans, 7.5% consumer loans, 13.4% commercial and industrial loans and 2.1% agricultural loans (non-real estate).

     The amount and type of loans outstanding are reflected in the following table.

                                   ----------

                                 Loan Portfolio

                                                        December 31,
                                      ----------------------------------------------------
                                        2002       2001       2000       1999       1998
                                      --------   --------   --------   --------   --------
                                                     (Dollars in thousands)
Real estate:
   Residential 1-4 family .........   $183,687   $167,559   $144,920   $136,856   $121,539
   Non-farm/non-residential .......    212,481    180,257    134,726    101,766     76,563
   Agricultural ...................     57,525     45,303     38,808     20,396     19,463
   Construction/land development...     65,474     51,140     42,354     28,294     23,305
   Multifamily residential ........     28,555     20,850      8,367      4,687      6,207
                                      --------   --------   --------   --------   --------
      Total real estate ...........    547,722    465,109    369,175    291,999    247,077
Consumer ..........................     54,097     55,805     58,430     81,753     66,407
Commercial and industrial .........     95,951     78,324     63,799     70,012     52,192
Agricultural (non-real estate) ....     15,388     12,866     14,605     19,947     20,068
Other .............................      4,737      3,972      4,535      3,420      1,782
                                      --------   --------   --------   --------   --------
      Total loans .................   $717,895   $616,076   $510,544   $467,131   $387,526
                                      ========   ========   ========   ========   ========

                                   ----------

Loan Maturities

     The following table reflects loans grouped by remaining maturities at December 31, 2002 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. Also many variable rate loans are subject to repricing in periods prior to the period in which they mature.

                                 Loan Maturities

                                                         Over 1 Year
                                               1 Year      Through      Over
                                               or Less     5 Years     5 Years    Total
                                              --------   -----------   -------   --------
                                                        (Dollars in thousands)
Real estate ...............................   $147,026    $328,809     $71,887   $547,722
Consumer ..................................     12,457      40,336       1,304     54,097
Commercial, industrial and agricultural ...     56,429      44,564      10,346    111,339
Other .....................................        989       1,709       2,039      4,737
                                              --------    --------     -------   --------
                                              $216,901    $415,418     $85,576   $717,895
                                              ========    ========     =======   ========

Fixed rate ................................   $164,963    $347,704     $41,200   $553,867
Floating rate .............................     37,113      38,514      30,789    106,416
Floating rate (currently at floor rate) ...     14,825      29,200      13,587     57,612
                                              --------    --------     -------   --------
                                              $216,901    $415,418     $85,576   $717,895
                                              ========    ========     =======   ========

     The following table reflects loans as of December 31, 2002 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company's ability to reprice loans or the ability to utilize loan principal repayments for new loans, other investments or repayment of borrowings.

                                   ----------

                          Loan Cash Flows or Repricing

                                                         Over 1 Year
                                               1 Year      Through      Over
                                              or Less      5 Years     5 Years     Total
                                              --------   -----------   -------   --------
                                                         (Dollars in thousands)
Fixed rate ................................   $164,963    $347,704     $41,200   $553,867
Floating rate .............................     96,279       8,760       1,377    106,416
Floating rate (currently at floor rate) ...     55,265       1,842         505     57,612
                                              --------    --------     -------   --------
                                              $316,507    $358,306     $43,082   $717,895
                                              ========    ========     =======   ========

                                   ----------

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

     The Company generally places a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of principal and interest. The Company may continue to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection. At the time a loan is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. If a loan is determined to be uncollectible, the portion of the loan principal determined to be uncollectible will be charged against the allowance for loan losses. Interest income on nonaccrual loans is recognized on a cash basis when and if actually collected.

     Nonperforming loans as a percent of total loans were 0.31% at year-end 2002 compared to 0.29% and 0.37%, respectively, at year-end 2001 and 2000. Nonperforming assets as a percent of total assets were 0.24% as of year-end 2002 compared to 0.28% and 0.42%, respectively, at year-end 2001 and 2000.

     The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and foreclosed assets held for sale.

                              Nonperforming Assets

                                                             December 31,
                                              ------------------------------------------
                                               2002     2001     2000     1999     1998
                                              ------   ------   ------   ------   ------
                                                       (Dollars in thousands)

Nonaccrual loans ..........................   $2,194   $1,806   $1,880   $1,972   $2,708
Accruing loans 90 days or more past due ...       --       --       --       --       21
Restructured loans ........................       --       --       --       --       --
                                              ------   ------   ------   ------   ------
   Total nonperforming loans ..............    2,194    1,806    1,880    1,972    2,729
Foreclosed assets held for sale and
   repossessions/(1)/ .....................      333      661    1,600    2,238      314
                                              ------   ------   ------   ------   ------
   Total nonperforming assets .............   $2,527   $2,467   $3,480   $4,210   $3,043
                                              ======   ======   ======   ======   ======

Nonperforming loans to total loans ........     0.31%    0.29%    0.37%    0.42%    0.70%
Nonperforming assets to total assets ......     0.24     0.28     0.42     0.53     0.50

(1) Foreclosed assets held for sale and repossessions are generally written down to estimated market value at the time of transfer from the loan portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value, if lower, until disposition.

Allowance and Provision for Loan Losses

An analysis of the allowance for loan losses for the periods indicated is shown in the table below.

                    Allowance and Provision for Loan Losses

                                                                Year Ended December 31,
                                                   -----------------------------------------------
                                                     2002      2001      2000      1999      1998
                                                   -------   -------   -------   -------   -------
                                                                 (Dollars in thousands)
Balance, beginning of period ...................   $ 8,712   $ 6,606   $ 6,072   $ 4,689   $ 3,737
Loans charged off:
   Real estate:
      Residential 1-4 family ...................       361       306       690       260        75
      Non-farm/non-residential .................       135       112       121         8        18
      Agricultural .............................        89         9        10         3        --
      Construction/land development ............       216        41        --       115        --
      Multifamily residential ..................        --        --        79        --        --
                                                   -------   -------   -------   -------   -------
         Total real estate .....................       801       468       900       386        93
   Consumer ....................................       626       452       549       516       633
   Commercial and industrial ...................       217       463       443       271       423
   Agricultural (non-real estate) ..............        29        37       106        52        --
                                                   -------   -------   -------   -------   -------
      Total loans charged off ..................     1,673     1,420     1,998     1,225     1,149
                                                   -------   -------   -------   -------   -------

Recoveries of loans previously charged off:
   Real estate:
      Residential 1-4 family ...................        14        20        39         4         9
      Non-farm/non-residential .................        95         9        44        --        --
      Agricultural .............................        --        --         1        --        --
      Construction/land development ............         2         1        --         2        --
      Multifamily residential ..................        --        --        --        --        --
                                                   -------   -------   -------   -------   -------
         Total real estate .....................       111        30        84         6         9
   Consumer ....................................       112        84        74       111        55
   Commercial and industrial ...................        12        11        48         6        11
   Agricultural (non-real estate) ..............         2        --         1        --        --
                                                   -------   -------   -------   -------   -------
         Total recoveries ......................       237       125       207       123        75
                                                   -------   -------   -------   -------   -------
Net loans charged off ..........................     1,436     1,295     1,791     1,102     1,074
Provision charged to operating expense .........     3,660     3,401     2,325     2,485     2,026
                                                   -------   -------   -------   -------   -------
Balance, end of period .........................   $10,936   $ 8,712   $ 6,606   $ 6,072   $ 4,689
                                                   =======   =======   =======   =======   =======

Net charge-offs to average loans outstanding
   during the periods indicated ................      0.22%     0.24%     0.36%     0.26%     0.33%
Allowance for loan losses to total loans .......      1.52      1.41      1.29      1.30      1.21
Allowance for loan losses to nonperforming
   loans .......................................    498.45    482.39    351.38    307.91    171.82

                                   ----------

     The amounts of provisions to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and
(3) a historical analysis. In addition to these objective criteria, the Company subjectively assesses adequacy of the allowance for loan losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans, national, regional and local business and economic conditions that may affect the borrowers' ability to pay or the value of collateral securing the loans, and other relevant factors. Our methodology for estimating the allowance for loan losses is considered to be a critical accounting policy.

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

     The unallocated allowance compensates for the uncertainty in estimating loan losses including factors and conditions that may not be fully reflected in the determination of the allowance allocation percentages. The factors and conditions evaluated in determining the appropriate unallocated allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans expected to result from existing conditions), (3) trends that could affect collateral values, (4) loan volumes and concentrations, (5) seasoning of the loan portfolio, (6) specific industry conditions affecting portfolio segments,
(7) recent loss experience in particular segments of the portfolio, (8) duration of the current business cycle, (9) bank regulatory examination results and (10) findings of our internal loan review department.

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

     Although the Company does not determine the overall allowance based upon the amount of loans in a particular type or category (except in the case of residential 1-4 family and consumer installment loans), risk elements attributable to particular loan types or categories are considered in assigning loan grades to individual loans. These risk elements include the following: (1) for non-farm/nonresidential loans, multifamily residential loans, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and (4) for non-real estate agricultural loans, the operating results, experience and ability of the borrower, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower and any guarantors.

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

                   Allocation of the Allowance for Loan Losses

                                                                          December 31,
                                    ----------------------------------------------------------------------------------------
                                          2002              2001              2000              1999              1998
                                    ----------------  ----------------  ----------------  ----------------  ----------------
                                               % of              % of              % of              % of              % of
                                    Allowance  Loans  Allowance  Loans  Allowance  Loans  Allowance  Loans  Allowance  Loans
                                    ---------  -----  ---------  -----  ---------  -----  ---------  -----  ---------  -----
                                                                     (Dollars in thousands)
Real estate:
   Residential 1-4 family ........   $ 1,248    25.6%   $  929    27.2%   $  430    28.4%   $  478    29.2%   $  532    31.4%
   Non-farm/non-residential ......     2,625    29.6     2,177    29.3     1,499    26.4     1,067    21.8       801    19.7
   Agricultural ..................       728     8.0       591     7.3       517     7.6       302     4.4       231     5.0
   Construction/land development..       736     9.1       614     8.3       456     8.3       321     6.1       267     6.0
   Multifamily ...................       290     4.0       227     3.4        95     1.6        57     1.0        63     1.6
Consumer .........................       975     7.5       986     9.1       883    11.4     1,313    17.5     1,236    17.1
Commercial and industrial ........     1,228    13.4       896    12.7       859    12.5       808    15.0       610    13.5
Agricultural (non-real estate) ...       204     2.2       166     2.1       199     2.9       322     4.3       257     5.2
Other ............................       599     0.6       479     0.6       326     0.9       225     0.7       179     0.5
Unallocated allowance ............     2,303             1,647             1,342             1,179               513
                                     -------   -----    ------   -----    ------   -----    ------   -----    ------   -----
                                     $10,936   100.0%   $8,712   100.0%   $6,606   100.0%   $6,072   100.0%   $4,689   100.0%
                                     =======   =====    ======   =====    ======   =====    ======   =====    ======   =====

     The Company maintains an internally classified loan list that, along with the list of nonaccrual loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance. Loans classified as "substandard" are loans with clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize recoverability of the loan. Loans classified as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated. Although loans classified as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are loans that are in the process of being charged off. At December 31, 2002, substandard loans not designated as nonaccrual or 90 days past due totaled $2.6 million. No loans were designated as doubtful or loss at December 31, 2002.

     Administration of the subsidiary bank's lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and the loan committee. Loan authority is granted to the Chief Executive Officer and certain other executive officers as determined appropriate by the Board of Directors. Loan authorities of other lending officers are assigned by the Chief Executive Officer.

     Loans and aggregate loan relationships exceeding $1.5 million up to the lending limit of the bank are authorized by the loan committee which consists of any five directors. The Board of Directors reviews on a monthly basis reports of loan originations, loan commitments over $100,000, past due loans, internally classified and watch list loans, a summary of the activity in the Company's allowance for loan losses and various other loan reports.

     The Company's compliance and loan review officers are responsible for serving the bank subsidiary of the Company in the compliance and loan review areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan administration. The compliance and loan review officers prepare loan review reports which identify deficiencies, establish recommendations for improvement, and outline management's proposed action plan for curing the deficiencies. These reports are provided to the audit committee, which consists of three non-employee independent members of the Board of Directors.

     The Company's allowance for loan losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan portfolio during recent years, key allowance and nonperforming loan ratios, comparisons to industry averages and current economic conditions in the Company's market area.

     The Company's allowance for loan losses increased to $10.9 million at December 31, 2002, or 1.52% of total loans, compared with $8.7 million, or 1.41% of total loans, at December 31, 2001. The increase in the allowance for loan losses in recent quarters reflects the Company's cautious outlook regarding the current uncertainty about economic conditions as well as the change in the mix and size of the Company's loan portfolio. While management believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan losses.

     Provision for Loan Losses: The amounts of provision to the allowance for loan losses are based on management's judgment and evaluation of the loan portfolio utilizing the criteria discussed above. The provision for 2002 was $3.7 million compared to $3.4 million in 2001 and $2.3 million in 2000.

Investment Securities

     The Company's securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the book value and the fair value of investment securities for each of the dates indicated.

                                   ----------

                              Investment Securities

                                                                     December 31,
                                            ---------------------------------------------------------------------------
                                                     2002                      2001                       2000
                                            -----------------------   -----------------------   -----------------------
                                               Book         Fair         Book         Fair         Book        Fair
                                            Value/(1)/   Value/(2)/   Value/(1)/   Value/(2)/   Value/(1)/   Value/(2)/
                                            ----------   ----------   ----------   ----------   ----------   ----------
                                                                      (Dollars in thousands)
Securities of U.S. Government agencies ..    $ 41,499     $ 41,499     $ 70,177     $ 70,177     $195,771     $192,107
Mortgage-backed securities ..............     156,710      156,710       91,234       91,234          174          174
Obligations of states and political
   subdivisions .........................      21,492       21,517       18,120       18,152       43,135       43,092
Other securities ........................      12,467       12,550        7,636        7,642       14,136       14,142
                                             --------     --------     --------     --------     --------     --------
      Total .............................    $232,168     $232,276     $187,167     $187,205     $253,216     $249,515
                                             ========     ========     ========     ========     ========     ========

/(1)/ Book value for available-for-sale securities equals their original cost adjusted for unrealized gains or losses as reflected in the Company's financial statements.
/(2)/ The fair value of the Company's investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

                                   ----------

     The following table reflects the maturity distribution of the Company's investment securities, at book value, as of December 31, 2002 and weighted average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 35% tax rate for 2002 and a 34% rate for years prior to 2002) of such securities. The maturity for all securities are shown based on their contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category and (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                 Maturity Distribution of Investment Securities

                                                                        Over      Over
                                                             1 Year    1 Year    5 Years    Over
                                                               or      Thru 5    Thru 10     10                   Fair
                                                              Less      Years     Years     Years     Total      Value
                                                            --------   -------   -------   -------   --------   --------
                                                                                (Dollars in thousands)
Securities of U.S. Government agencies/(1)/ .............   $ 20,230   $ 5,117   $16,152   $    --   $ 41,499   $ 41,499
Mortgage-backed securities/(2)/ .........................    136,201    20,509        --        --    156,710    156,710
Obligations of states and political subdivisions/(3)/ ...        179     2,551     4,858    13,904     21,492     21,517
Other securities/(4)/ ...................................         --       254        --    12,213     12,467     12,550
                                                            --------   -------   -------   -------   --------   --------
   Total ................................................   $156,610   $28,431   $21,010   $26,117   $232,168   $232,276
                                                            ========   =======   =======   =======   ========   ========
Percentage of total .....................................      67.45%    12.25%     9.05%    11.25%    100.00%
Weighted average yield - FTE/(5)/ .......................       5.81      5.94      5.04      6.69       5.86

/(1)/ All federal agency securities held by the Company have certain rights which allow the issuer to call or prepay the obligation without prepayment penalties.
/(2)/ For purposes of this maturity distribution schedule mortgage-backed securities have been allocated among estimated repayment periods based on Bloomberg median prepayment speeds as of January 13, 2003.
/(3)/ Includes approximately $0.9 million of securities earning interest at floating rates repricing semi-annually.
/(4)/ Includes approximately $5.0 million of Federal Home Loan Bank stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.
/(5)/  The weighted average yields - FTE are based on book value.

Deposits

     The Company's bank subsidiary's lending and investing activities are funded primarily by deposits, approximately 49.6% of which were time deposits and 50.4% of which were demand and savings deposits at December 31, 2002. Interest-bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprise 39.6% of total deposits at December 31, 2002. Non-interest bearing demand deposits at December 31, 2002, constituted 10.9% of total deposits. The Company had $22.4 million of brokered deposits at December 31, 2002.

                                   ----------

                       Average Deposit Balances and Rates

                                                             Year Ended December 31,
                                         ------------------------------------------------------------
                                                2002                 2001                 2000
                                         ------------------   ------------------   ------------------
                                                    Average              Average              Average
                                          Average    Rate     Average     Rate     Average     Rate
                                          Amount     Paid      Amount     Paid      Amount     Paid
                                         --------   -------   --------   -------   --------   -------
                                                           (Dollars in thousands)
Non-interest bearing accounts ........   $ 78,161      --     $ 65,368      --     $ 60,636      --
Interest-bearing accounts:
   Transaction (NOW) .................    193,420    1.70%     102,318    2.30%      55,452    2.47%
   Savings ...........................     25,690    0.82       18,745    1.14       16,586    2.06
   Money market ......................     55,470    1.55       44,860    2.63       39,245    4.01
   Time deposits less than $100,000 ..    168,765    2.91      205,328    5.28      231,764    5.59
   Time deposits $100,000 or more ....    194,937    2.62      207,273    5.16      224,231    6.01
                                         --------             --------             --------
      Total deposits .................   $716,443             $643,892             $627,914
                                         ========             ========             ========

     The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 or more at December 31, 2002.

           Maturity Distribution of Time Deposits of $100,000 and Over

                                                December 31, 2002
                                              ----------------------
                                              (Dollars in thousands)
Maturity
--------
3 months or less ..........................           $93,557
Over 3 to 6 months ........................            55,159
Over 6 to 12 months .......................            53,754
Over 12 months ............................            13,500

                                   ----------

Interest Rate Sensitivity

     The Company's interest rate risk management is the responsibility of the Asset/Liability Management Committee, which reports to the Board of Directors. This committee establishes policies that monitor and coordinate the Company's sources, uses and pricing of funds. The committee is also involved with management in the Company's planning and budgeting process.

     The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of interest earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. Typically, the committee reviews on at least a quarterly basis the bank subsidiary's relative ratio of rate sensitive assets to rate sensitive liabilities and the related cumulative gap for different time periods. Additionally, the committee and management utilize a simulation model in assessing the Company's interest rate sensitivity.

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

     The following table presents the simulation model's projected impact of an immediate and sustained parallel shift in interest rates on the projected baseline net interest income for a twelve month period commencing January 1, 2003. A parallel shift in the interest rates is an arbitrary assumption which fails to take into account changes in the slope of the yield curve.

   Change in         % Change in
Interest Rates    Projected Baseline
   (in bps)      Net Interest Income
--------------   -------------------
     +200               (2.1)%
     +100                1.0
     -100                1.8
     -200               (4.4)

     In the event of a shift in interest rates, management may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and deposits.

     The Company's simple static gap analysis is shown in the following table. At December 31, 2002 the cumulative ratios of rate sensitive assets to rate sensitive liabilities at six months and one year, respectively, were 62.9% and 71.0%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest-bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results.

                                   ----------

                      Rate Sensitive Assets and Liabilities

                                                           December 31, 2002
                           ----------------------------------------------------------------------------------
                               Rate          Rate                                 Cumulative      Cumulative
                            Sensitive     Sensitive      Period    Cumulative       Gap to        RSA/(2)/ to
                           Assets/(1)/   Liabilities      Gap          Gap      Total RSA/(2)/     RSL/(3)/
                           -----------   -----------   ---------   ----------   --------------   ------------
                                          (Dollars in thousands)
Immediate to 6 months...     $341,665      $543,447    $(201,782)  $(201,782)      (21.23)%          62.87%
   7 months--12 months..      139,094       133,702        5,392    (196,390)      (20.66)           71.00
   1--2 years...........      128,253        59,815       68,438    (127,952)      (13.46)           82.64
   2--3 years...........       97,997         1,949       96,048     (31,904)       (3.36)           95.68
   3--5 years...........      158,294        28,530      129,764      97,860        10.30           112.75
   Over 5 years.........       85,187        86,997       (1,810)     96,050        10.11           111.24
                            ---------      --------    ---------
      Total.............     $950,490      $854,440    $  96,050
                            =========      ========    =========

(1) Certain loans which are variable rate have a contractual floor rate. Approximately $57.6 million of these loans are currently at their floor rate. These loans are shown in the time period at which they will reprice even though the contractual floor may preclude repricing to a lower rate. Of these loans, $52.0 million are reflected as repricing in the immediate to six months, $3.3 million in seven to 12 months with the remaining $2.3 million reflected in various time periods exceeding 12 months.

(2)  Rate Sensitive Assets

(3)  Rate Sensitive Liabilities

     The data used in the table above is based on contractual repricing dates for variable or adjustable rate instruments except for interest-bearing Now accounts (except MaxYield(R)) and regular savings accounts of which 50% are reflected as repricing pro rata during the first two years with the remaining 50% distributed over future periods. Callable investments or borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the fixed rate category for the time period in which the call occurs or is expected to occur. Mortgage-backed securities are scheduled over maturity periods based on Bloomberg median estimated prepayment speeds as of January 13, 2003. Other financial instruments are scheduled based on their contractual maturity. This simple gap analysis gives no consideration to a number of factors which can have a material impact on the Company's interest rate risk position. Such factors include among other things, call features on certain assets and liabilities, prepayments, interest rate floors and caps on various assets and liabilities, the current interest rates on assets and liabilities to be repriced in each period, and the relative changes in interest rates on different types of assets and liabilities.

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

Capital Compliance

     Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum "risk-based capital ratios" and a minimum "leverage ratio". The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders' equity excluding goodwill, certain intangibles and net unrealized gains on available for sale securities, but including, subject to limitations, trust preferred securities and other qualifying items) to total risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

     The Company's risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 2002 and December 31, 2001 and are presented in the following table, followed by the capital ratios of the Company's bank subsidiary at December 31, 2002.

                           Consolidated Capital Ratios

                                                                               December 31,
                                                                          ----------------------
                                                                             2002        2001
                                                                          ---------   ----------
                                                                          (Dollars in thousands)
Tier 1 capital:
   Stockholders' equity................................................    $ 72,918    $ 56,617
   Allowed amount of guaranteed preferred beneficial interest in
      Company's subordinated debentures (trust preferred securities)...      17,250      17,250
   Net unrealized (gain) losses on available for sale securities.......      (1,075)        499
   Less goodwill and certain intangible assets.........................      (2,671)     (2,823)
                                                                           --------    --------
         Total Tier 1 capital..........................................      86,422      71,543

Tier 2 capital:
   Qualifying allowance for loan losses................................       9,469       7,846
                                                                           --------    --------
         Total risk-based capital......................................    $ 95,891    $ 79,389
                                                                           ========    ========
Risk-weighted assets...................................................    $756,081    $626,806
                                                                           ========    ========
Ratios at end of period:
   Leverage capital....................................................        8.64%       8.51%
   Tier 1 risk-based capital...........................................       11.43       11.41
   Total risk-based capital............................................       12.68       12.67

Minimum ratio guidelines:
   Leverage capital/(1)/...............................................        3.00%       3.00%
   Tier 1 risk-based capital...........................................        4.00        4.00
   Total risk-based capital............................................        8.00        8.00

(1) Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

                        Capital Ratios of Bank Subsidiary

                                      December 31, 2002
                                   ----------------------
                                   (Dollars in Thousands)
Stockholders' equity - Tier 1...           $84,699

Leverage capital................              8.47%
Tier 1 risk-based capital.......             11.21
Total risk-based capital........             12.46

                                   ----------

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

     Growth and Expansion. During 2002 the Company opened five new banking offices. In February 2002 the Company opened a new office in Maumelle, Arkansas and later that month opened its first Conway, Arkansas office in a temporary facility. During the third quarter of 2002, the Company opened a second temporary Conway office, a new grocery store banking office in Hot Springs Village and a sixth Little Rock office in the new Cantrell West office building on Cantrell Road. In the fourth quarter of 2002 the Company replaced its second temporary office in Conway with a permanent facility.

     The Company's 2003 expansion plans include three previously announced offices for which all regulatory approvals have been obtained and construction has commenced. These are a third Conway office, a second Bryant office, and a seventh Little Rock office, all of which are expected to open in the first half of 2003. The Company recently filed three additional branch applications for a third Fort Smith office and its initial offices in Cabot and Russellville. The Company currently plans to increase its total number of banking offices in 2003 by six to eight offices. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory approvals and other conditions and contingencies.

     On February 3, 2003 the Company opened a loan production office focusing on suburban markets in the north Dallas, Texas area. This office will concentrate primarily on originating residential mortgage loans for resale on a non-recourse basis in the secondary market. The office will also originate construction, development and other loans.

     During 2002 the Company spent $7.5 million on capital expenditures. The Company's capital expenditures for 2003 are expected to be in the range of $11.8 to $14.8 million for completion of offices opening in 2003, acquisition of sites for future development, and payments on offices expected to be completed in 2004. Actual expenditures may vary significantly from those expected, primarily depending on the number and cost of additional branch offices constructed and sites acquired for future development.

     Bank Liquidity. Liquidity represents an institution's ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally the Company's bank subsidiary relies on customer deposits and loan repayments as its primary sources of funds. The Company has used these funds, together with FHLB advances and other borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

     Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan repayments are a relatively stable source of funds but are subject to the ability of borrowers' to repay the loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather and natural disasters. Furthermore, loans generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks, Federal Reserve Bank borrowings and brokered deposits.

     At December 31, 2002, the Company's bank subsidiary had substantial unused borrowing availability. This availability was primarily comprised of the following three sources: (1) $69.3 million of available blanket borrowing capacity with the Federal Home Loan Bank which offers various terms, (2) $5.0 million on an unsecured federal funds line of credit and (3) up to $91.7 million from several borrowing programs of the Federal Reserve Bank.

     Management anticipates the Company's bank subsidiary will continue to rely primarily on customer deposits and loan repayments to provide liquidity. Additionally, where necessary, the above described borrowings will be used to augment the Company's primary funding sources.

     Dividend Policy. In 2002 the Company paid dividends of $0.31 per share. In 2001 and 2000 the Company paid dividends of $0.23 and $0.21 per share, respectively. In 2002 the dividend was increased from $0.06 in the first quarter to $0.07, $0.08 and $0.10 in the second, third and fourth quarters, respectively. The determination of future dividends on the Company's common stock will depend on conditions existing at that time. The Company's goal is to continue the current $0.10 quarterly dividend with consideration to future changes depending on the Company's earnings, capital and liquidity needs.

Forward-Looking Information

     This Management's Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements with respect to net interest margin, net interest income, anticipated future operating and financial performance, asset quality, nonperforming loans and assets, growth opportunities, growth rates, acquisition opportunities, new office openings and other similar forecasts and statements of expectation. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company's growth and expansion strategy including delays in identifying satisfactory sites and opening new offices; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions, including the impact of the current economic slowdown and its effect on the credit worthiness of borrowers and collateral values; and (6) changes in legal and regulatory requirements as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

                         Summary of Quarterly Results of
              Operations, Common Stock Market Prices and Dividends

                                                                   2002 - Three Months Ended
                                                        ------------------------------------------------
                                                             Mar. 31   June 30   Sept. 30   Dec. 31
                                                             -------   -------   --------   -------
                                                        (Dollars in thousands, except per share amounts)
Total interest income ...............................        $14,381   $14,937    $15,625   $15,970
Total interest expense ..............................          5,047     4,743      4,774     4,877
                                                             -------   -------    -------   -------
   Net interest income ..............................          9,334    10,194     10,851    11,093
Provision for loan losses ...........................            550       945      1,080     1,085
Non-interest income .................................          2,192     2,709      2,958     3,782
Non-interest expense ................................          5,636     6,058      6,382     6,839
Income taxes ........................................          1,849     2,068      2,254     2,374
Distributions on trust preferred securities .........            397       397        397       396
                                                             -------   -------    -------   -------
   Net income .......................................        $ 3,094   $ 3,435    $ 3,696   $ 4,181
                                                             =======   =======    =======   =======

Per share:*
   Earnings - diluted ...............................        $  0.40   $  0.44    $  0.47   $  0.53
   Cash dividends ...................................           0.06      0.07       0.08      0.10
Bid price per common share:*
   Low ..............................................        $ 12.70   $ 14.63    $ 18.09   $ 21.90
   High .............................................          14.80     22.69      26.37     25.25

                                                                    2001 - Three Months Ended
                                                        ------------------------------------------------
                                                             Mar. 31   June 30   Sept. 30   Dec. 31
                                                             -------   -------   --------   -------
                                                        (Dollars in thousands, except per share amounts)
Total interest income ...............................        $15,374   $15,044    $14,782   $14,919
Total interest expense ..............................          9,362     8,115      6,957     5,980
                                                             -------   -------    -------   -------
   Net interest income ..............................          6,012     6,929      7,825     8,939
Provision for loan losses ...........................            354       658        910     1,479
Non-interest income .................................          1,657     1,920      1,737     2,039
Non-interest expense ................................          4,296     4,746      4,816     5,171
Income taxes ........................................            760       835      1,138     1,348
Distributions on trust preferred securities .........            397       397        397       397
                                                             -------   -------    -------   -------
   Net income .......................................        $ 1,862   $ 2,213    $ 2,301   $ 2,583
                                                             =======   =======    =======   =======
Per share:*
   Earnings - diluted ...............................        $ 0.25    $ 0.29     $  0.30   $  0.34
   Cash dividends ...................................          0.055     0.055       0.06      0.06
Bid price per common share:*
   Low ..............................................        $ 6.31   $  6.50     $  9.69   $ 10.38
   High .............................................          7.38     10.10       12.05     12.80

*    Adjusted to give effect to 2-for-1 stock split effective June 17, 2002.

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

                         Report of Independent Auditors

Board of Directors and Shareholders
Bank of the Ozarks, Inc.

     We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                               Ernst & Young LLP

Little Rock, Arkansas
January 9, 2003

                            Bank of the Ozarks, Inc.
                           CONSOLIDATED BALANCE SHEETS

                                                                           December 31,
                                                                    -------------------------
                                                                         2002        2001
                                                                      ----------   --------
                                                                     (Dollars in thousands,
                                                                    except per share amounts)
                                      ASSETS

Cash and due from banks                                               $   24,755   $ 31,114
Interest-bearing deposits                                                    427        218
                                                                      ----------   --------
   Cash and cash equivalents                                              25,182     31,332
Investment securities - available for sale                               222,965    182,704
Investment securities - held to maturity
   (estimated market value: $9,311 in 2002 and $4,501 in 2001)             9,203      4,463
Loans                                                                    717,895    616,076
Allowance for loan losses                                                (10,936)    (8,712)
                                                                      ----------   --------
   Net loans                                                             706,959    607,364
Premises and equipment, net                                               39,050     33,123
Foreclosed assets held for sale, net                                         333        661
Interest receivable                                                        6,029      5,821
Intangible assets, net                                                     2,671      2,823
Other                                                                     23,461      3,088
                                                                      ----------   --------
      Total assets                                                    $1,035,853   $871,379
                                                                      ==========   ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits
   Demand non-interest bearing                                        $   85,838   $ 72,801
   Savings and interest-bearing transaction                              312,637    241,042
   Time                                                                  391,698    363,900
                                                                      ----------   --------
      Total deposits                                                     790,173    677,743
Repurchase agreements with customers                                      20,739     16,213
Other borrowings                                                         129,366     99,690
Accrued interest and other liabilities                                     5,407      3,866
                                                                      ----------   --------
      Total liabilities                                                  945,685    797,512

Guaranteed preferred beneficial interest in the Company's
   subordinated debentures                                                17,250     17,250
Commitments and contingencies                                                 --         --
Stockholders' equity
   Preferred stock; $0.01 par value, 1,000,000 shares authorized,
      no shares issued and outstanding                                        --         --
   Common stock; $0.01 par value, 10,000,000 shares authorized,
      7,752,910 and 7,564,110 (split adjusted) shares issued and
      outstanding in 2002 and 2001, respectively                              78         38
   Additional paid-in capital                                             17,010     14,360
   Retained earnings                                                      54,755     42,718
   Accumulated other comprehensive income (loss)                           1,075       (499)
                                                                      ----------   --------
      Total stockholders' equity                                          72,918     56,617
                                                                      ----------   --------
         Total liabilities and stockholders' equity                   $1,035,853   $871,379
                                                                      ==========   ========

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                        Year Ended December 31,
                                                      ---------------------------
                                                        2002      2001      2000
                                                      -------   -------   -------
                                                        (Dollars in thousands,
                                                       except per share amounts)
Interest income
   Loans                                              $49,270   $47,464   $43,451
   Investment securities - taxable                     10,972    11,203    15,331
                         - nontaxable                     641     1,403     1,953
   Deposits with banks and federal funds sold              30        49        17
                                                      -------   -------   -------
      Total interest income                            60,913    60,119    60,752
                                                      -------   -------   -------

Interest expense
   Deposits                                            14,387    25,300    29,701
   Repurchase agreements with customers                   278       537       680
   Other borrowings                                     4,776     4,577     6,708
                                                      -------   -------   -------
      Total interest expense                           19,441    30,414    37,089
                                                      -------   -------   -------

Net interest income                                    41,472    29,705    23,663
   Provision for loan losses                            3,660     3,401     2,325
                                                      -------   -------   -------
Net interest income after provision for loan losses    37,812    26,304    21,338
                                                      -------   -------   -------

Other income
   Trust income                                           728       604       592
   Service charges on deposit accounts                  6,940     3,776     3,380
   Other income, charges and fees                       3,710     2,602     1,530
   (Loss) gain on sale of securities                     (217)      153        --
   Other                                                  480       218        40
                                                      -------   -------   -------
      Total other income                               11,641     7,353     5,542
                                                      -------   -------   -------

Other expense
   Salaries and employee benefits                      14,395    10,551     8,928
   Net occupancy and equipment                          3,495     3,098     2,910
   Other operating expenses                             7,025     5,381     5,126
                                                      -------   -------   -------
      Total other expense                              24,915    19,030    16,964
                                                      -------   -------   -------

Income before income taxes and trust distributions     24,538    14,627     9,916
   Distributions on trust preferred securities          1,587     1,587     1,587
   Provision for income taxes                           8,545     4,081     2,289
                                                      -------   -------   -------
Net income                                            $14,406   $ 8,959   $ 6,040
                                                      =======   =======   =======

Basic earnings per common share                       $  1.88   $  1.18   $  0.80
                                                      =======   =======   =======
Diluted earnings per common share                     $  1.84   $  1.17   $  0.80
                                                      =======   =======   =======

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                Accumulated
                                                       Additional                  Other
                                              Common    Paid-In     Retained   Comprehensive
                                               Stock    Capital     Earnings   Income (Loss)    Total
                                              ------   ----------   --------   -------------   -------
                                                  (Dollars in thousands, except per share amounts)
Balance - January 1, 2000                       $38      $14,314     $31,045      $(1,523)     $43,874
   Comprehensive income:
      Net income                                 --           --       6,040           --        6,040
      Other comprehensive income
         Unrealized gains on available
            for sale securities net of
            $14 tax effect                       --           --          --           22           22
                                                                                               -------
   Comprehensive income                                                                          6,062
   Dividends paid, $0.21 per split
      adjusted share                             --           --      (1,587)          --       (1,587)
                                                ---      -------     -------      -------      -------
Balance - December 31, 2000                      38       14,314      35,498       (1,501)      48,349
   Comprehensive income:
      Net income                                 --           --       8,959           --        8,959
      Other comprehensive income
         Unrealized gains on available
            for sale securities net of $457
            tax effect                           --           --          --          737          737
         Reclassification adjustment
            for gains included in income
            net of $164 tax effect               --           --          --          265          265
                                                                                               -------
   Comprehensive income                                                                          9,961
   Dividends paid, $0.23 per split
      adjusted share                             --           --      (1,739)          --       (1,739)
   Issuance of 5,000 split adjusted
      shares of common stock for
      exercise of stock options
      including tax benefits of $5               --           46          --           --           46
                                                ---      -------     -------      -------      -------
Balance - December 31, 2001                      38       14,360      42,718         (499)      56,617
   Comprehensive income:
      Net income                                 --           --      14,406           --       14,406
      Other comprehensive income
         Unrealized gains on available
            for sale securities net of
            $997 tax effect                      --           --          --        1,542        1,542
         Reclassification adjustment
            for gains included in income
            net of $21 tax effect                --           --          --           32           32
                                                                                               -------
   Comprehensive income                                                                         15,980
                                                                                               -------
   2-for-1 stock split in the form of a
      100% stock dividend                        38          (38)         --           --           --
   Dividends paid, $0.31 per split
      adjusted share                             --           --      (2,369)          --       (2,369)
   Issuance of 188,800 split adjusted
      shares of common stock for
      exercise of stock options                   2        1,787          --           --        1,789
   Tax benefit related to exercise of
      stock options                              --          901          --           --          901
                                                ---      -------     -------      -------      -------
Balance - December 31, 2002                     $78      $17,010     $54,755      $ 1,075      $72,918
                                                ===      =======     =======      =======      =======

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year Ended December 31,
                                                              --------------------------------
                                                                2002         2001       2000
                                                              ---------   ---------   --------
                                                                    (Dollars in thousands)
Cash flows from operating activities
   Net income                                                 $  14,406   $   8,959   $  6,040
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation                                             1,571       1,460      1,490
         Amortization                                               186         276        293
         Provision for loan losses                                3,660       3,401      2,325
         Provision for losses on foreclosed assets                   37         163        183
         Amortization and accretion on investment
            securities                                              186        (130)      (104)
         Loss (gain) on sale of investment securities               217        (153)        --
         Decrease (increase) in mortgage loans held for
            sale                                                    347     (12,308)       545
         Gain on disposition of premises and equipment               --          --         (8)
         (Gain) loss on disposition of foreclosed assets            (42)         (2)        45
         Deferred income taxes                                     (836)       (569)       405
         Increase in bank owned life insurance value               (236)         --         --
         Changes in assets and liabilities:
            Interest receivable                                    (208)      3,073     (1,720)
            Other assets, net                                      (338)        (11)       128
            Accrued interest and other liabilities                2,441         741        155
                                                              ---------   ---------   --------
Net cash provided by operating activities                        21,391       4,900      9,777
                                                              ---------   ---------   --------

Cash flows from investing activities
   Proceeds from sales and maturities of investment
      securities available for sale                             131,778      48,302        316
   Purchases of investment securities available for
      sale                                                     (169,867)   (177,681)    (7,093)
   Proceeds from maturities of investment securities
     held to maturity                                             1,332     197,135     20,176
   Purchases of investment securities held to
      maturity                                                   (6,072)         --     (2,880)
   Increase (decrease) in federal funds sold                         --       2,000     (2,000)
   Net increase in loans                                       (105,333)    (96,515)   (48,862)
   Proceeds from dispositions of premises and
      equipment                                                      --          --         99
   Purchases of premises and equipment                           (7,498)     (4,048)    (1,570)
   Proceeds from dispositions of foreclosed assets                2,069       2,775      3,524
   Purchase of bank owned life insurance                        (20,000)         --         --
                                                              ---------   ---------   --------
Net cash used in investing activities                          (173,591)    (28,032)   (38,290)
                                                              ---------   ---------   --------

Cash flows from financing activities
   Net increase in deposits                                     112,430          60     81,752
   Net proceeds (repayments) from other borrowings               29,676      32,988    (60,287)
   Net increase in repurchase agreements with
      customers                                                   4,526       2,374      4,813
   Proceeds on exercise of stock options                          1,787          41         --
   Dividends paid                                                (2,369)     (1,739)    (1,587)
                                                              ---------   ---------   --------
Net cash provided by financing activities                       146,050      33,724     24,691
                                                              ---------   ---------   --------

Net (decrease) increase in cash and cash equivalents             (6,150)     10,592     (3,822)
Cash and cash equivalents - beginning of year                    31,332      20,740     24,562
                                                              ---------   ---------   --------
Cash and cash equivalents - end of year                       $  25,182   $  31,332   $ 20,740
                                                              =========   =========   ========

The accompanying notes are an integral part of these consolidated financial statements

                            Bank of the Ozarks, Inc.
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                  (Dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies

     Organization - Bank of the Ozarks, Inc. (the "Company") is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System and owns a state chartered bank named Bank of the Ozarks and Ozark Capital Trust, a Delaware business trust. The bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The bank has banking offices located in northern, western, and central Arkansas and a loan production office in Charlotte, N.C.

     Principles of consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and amounts have been eliminated in consolidation.

     Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

     The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from investments. Interest and dividends are included in interest income from investments.

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

     The allowance is maintained at a level that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, historical loan loss experience and current economic and business conditions that may affect the borrowers' ability to pay or the value of the collateral securing the loans. The Company's policy generally is to place a loan on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. Nonaccrual loans are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. The Company may continue to accrue interest on certain loans contractually past due 90 days if such loans are both well secured and in the process of collection.

     The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. All nonaccrual loans and all loans that have been restructured from their original contractual terms are considered impaired loans. The aggregate amount of impairment of loans is utilized in evaluating the ad-

                   Notes to Consolidated Financial Statements,
                   Dollars in Thousands, Except Per Share Data

equacy of the allowance for loan losses and amount of provisions thereto. Losses on impaired loans are charged against the allowance for loan losses when in the process of collection it appears likely that such losses will be realized. The accrual of interest on impaired loans is discontinued, when in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

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

     Valuations are periodically performed by management and the real estate is carried at the lower of book value or fair value less costs to sell. Gains and losses from the sale of other real estate are recorded in other income, and expenses used to maintain the properties are included in operating expenses.

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

     Trust department income - Property, other than cash deposits, held by the Company's trust department in fiduciary or agency capacities for its customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Company. Trust department income has been recognized on the cash basis in accordance with customary banking practice, which does not differ materially from the accrual method.

     Intangible assets - Intangible assets consist of goodwill and core deposit intangibles. These assets are being amortized over periods ranging from 10 to 40 years for years prior to 2002. In 2002 amortization of goodwill was discontinued in compliance with Statement of Financial Accounting Standards (SFAS) No. 142. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Core deposit intangibles represent premiums paid for deposits acquired and are being amortized over 10 years. The Company had goodwill of $3,068 less accumulated amortization of $1,261 at December 31, 2002 and 2001. Core deposit intangibles totaled $1,520 less accumulated amortization of $656 and $504 at December 31, 2002 and 2001, respectively.

     Earnings per share - Basic earnings per share has been calculated based on the weighted average number of shares outstanding. Diluted earnings per share has been calculated based on the weighted average number of shares outstanding after consideration of the dilutive effect of the Company's outstanding stock options.

     On June 17, 2002, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of stock outstanding on June 3, 2002. All share and per share information contained in the consolidated financial statements and notes thereto has been adjusted to give effect to this stock split.

     Financial instruments - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

     Stock-based compensation - At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note
11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income and earnings per share if the Company had applied the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, to stock-based employee compensation is provided in Note 11.

     Segment Disclosures - SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment--community banking--SFAS 131 does not have a material effect on the primary financial statements or the disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company's revenues.

     Recent Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for the Company in 2002. Under the new rules, goodwill and intangible assets deemed to have indefinite

                   Notes to Consolidated Financial Statements,
                   Dollars in Thousands, Except Per Share Data

lives are no longer amortized but subjected to annual impairment tests in accordance with the statements. Other intangible assets such as core deposit intangibles continue to be amortized over their useful lives.

     Goodwill amortization was not material to the years ended December 31, 2000 and 2001. During 2002 the Company performed the first step of the required impairment tests of goodwill as of January 1, 2002. The results of this transitional impairment test indicated that the Company's goodwill was not impaired as of January 1, 2002. The Company also performed the first of its annual impairment tests of goodwill as of October 1, 2002 which also indicated no impairment of its goodwill.

     Reclassifications - Certain reclassifications of 2001 and 2000 amounts have been made to conform with the 2002 financial statements presentation.

                                   ----------

2.   Investment Securities

     The following is a summary of the amortized cost and estimated market values of investment securities:

                                                       December 31, 2002
                                        ----------------------------------------------
                                        Amortized   Unrealized   Unrealized    Market
                                           Cost        Gains       Losses       Value
                                        ---------   ----------   ----------   --------
Securities - available for sale:
   Securities of United States
      government and agencies            $ 41,309     $  190        $ --      $ 41,499
   Mortgage-backed securities             155,325      1,385          --       156,710
   State and political subdivisions        19,322        243         (47)       19,518
   Other securities                         5,239         --          (1)        5,238
                                         --------     ------        ----      --------
Total securities - available for sale    $221,195     $1,818        $(48)     $222,965
                                         ========     ======        ====      ========
Securities - held to maturity:
   Securities of United States
      government and agencies            $     --     $   --        $ --      $     --
   State and political subdivisions         1,974         25          --         1,999
   Other securities                         7,229         83          --         7,312
                                         --------     ------        ----      --------
Total securities - held to maturity      $  9,203     $  108        $ --      $  9,311
                                         ========     ======        ====      ========

                                                       December 31, 2001
                                        ----------------------------------------------
                                        Amortized   Unrealized   Unrealized    Market
                                           Cost        Gains       Losses       Value
                                        ---------   ----------   ----------   --------
Securities - available for sale:
   Securities of United States
      government and agencies            $ 69,912      $429       $  (164)    $ 70,177
   Mortgage-backed securities              91,726       138          (630)      91,234
   State and political subdivisions        17,121        81          (662)      16,540
   Other securities                         4,753        --            --        4,753
                                         --------      ----       -------     --------
Total securities - available for sale    $183,512      $648       $(1,456)    $182,704
                                         ========      ====       =======     ========
Securities - held to maturity:
   Securities of United States
      government and agencies            $     --      $ --       $    --     $     --
   State and political subdivisions         1,580        32            --        1,612
   Other securities                         2,883         6            --        2,889
                                         --------      ----       -------     --------
Total securities - held to maturity      $  4,463      $ 38       $    --     $  4,501
                                         ========      ====       =======     ========

                   Notes to Consolidated Financial Statement,
                   Dollars in Thousands, Except Per Share Data

     A maturity distribution of available-for-sale and held-to-maturity investment securities reflected at amortized cost and estimated market value as of December 31, 2002 is as follows:

                                      Available for Sale       Held to Maturity
                                    ---------------------   ---------------------
                                                Estimated               Estimated
                                    Amortized     Market    Amortized     Market
                                      Cost        Value       Cost        Value
                                    ---------   ---------   ---------   ---------
Due in one year or less              $156,459    $156,499     $  111      $  111
Due after one year to five years       26,174      27,737        694         708
Due after five years to ten years      19,735      19,841      1,169       1,180
Due after ten years                    18,827      18,888      7,229       7,312
                                     --------    --------     ------      ------
Totals                               $221,195    $222,965     $9,203      $9,311
                                     ========    ========     ======      ======

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

     During the year ended December 31, 2002 investment securities available-for-sale with a fair value at the date of sale of $9,472 were sold. In the year ended December 31, 2001 investment securities available-for-sale with a fair value of $35,153 were sold. In the year ended December 31, 2000 no securities were sold. The gross realized gains on such sales in 2002 and 2001 totaled $6 and $273, respectively. The gross realized losses totaled $223 in 2002 and $83 in 2001.

     No trading account securities were held at December 31, 2002. The Company maintained a trading account of up to $200 during part of 2001. The Company had no trading securities during 2002 or 2000. The gross realized gains on trading securities in 2001 totaled $3 and gross realized losses totaled $40.

     Assets, principally investment securities, having a carrying value of approximately $201,034 and $173,684 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3.   Loans

     The following is a summary of the loan portfolio by principal categories:

                                       December 31,
                                   -------------------
                                     2002       2001
                                   --------   --------
Real Estate:
   Residential 1-4 family          $183,687   $167,559
   Non-farm/non-residential         212,481    180,257
   Agricultural                      57,525     45,303
   Construction/land development     65,474     51,140
   Multifamily residential           28,555     20,850
Consumer                             54,097     55,805
Commercial and industrial            95,951     78,324
Agricultural (non-real estate)       15,388     12,866
Other                                 4,737      3,972
                                   --------   --------
Total loans                        $717,895   $616,076
                                   ========   ========

     These loan categories are presented net of unearned income, unearned purchase discounts and deferred costs totaling $652 and $750 at December 31, 2002 and 2001, respectively. Loans on which the accrual of interest has been discontinued aggregated $2,194 and $1,806 at December 31, 2002 and 2001, respectively. Interest income recorded during 2002 and 2001 for non-accrual loans at December 31, 2002 and 2001 was $79 and $117, respectively. Under the original terms, these loans would have reported approximately $211 and $175 of interest income during 2002 and 2001, respectively. The Company did not segregate income recognized on a cash basis in its financial records in 2000, and thus, such disclosure is not practical.

     Mortgage loans held for resale of $13,794 and $14,140 at December 31, 2002 and 2001, respectively, are included in residential 1-4 family loans. The carrying value of these loans approximates their fair value. Other income, charges and fees include mortgage lending income of $2,923, $1,920 and $849 during 2002, 2001 and 2000, respectively.

4.   Allowance for Loan Losses

     The following is a summary of activity within the allowance for loan losses:

                                Year Ended December 31,
                               -------------------------
                                2002      2001     2000
                               -------   ------   ------
Balance - beginning of year    $ 8,712   $6,606   $6,072
   Loans charged-off            (1,673)  (1,420)  (1,998)
   Recoveries on loans
      previously charged-off       237      125      207
                               -------   ------   ------
Net charge-offs                 (1,436)  (1,295)  (1,791)
   Provision charged to
      operating expense          3,660    3,401    2,325
                               -------   ------   ------
Balance - end of year          $10,936   $8,712   $6,606
                               =======   ======   ======

     Impairment of loans having carrying values of $2,194 and $1,806 (all of which were on a non-accrual basis) at December 31, 2002 and 2001, respectively, have been recognized in conformity with SFAS No. 114, as amended by SFAS No.
118. The total allowance for credit losses related to these loans was $388 and $323 at December 31, 2002 and 2001, respectively. The average carrying value of impaired loans was $2,155, $1,659 and $2,748, for the years ended December 31, 2002, 2001 and 2000, respectively.

                   Notes to Consolidated Financial Statement,
                   Dollars in Thousands, Except Per Share Data

     Real estate securing loans having a carrying value of $1,222 and $1,336 were transferred to foreclosed assets held for sale in 2002 and 2001, respectively. The Company is not committed to lend additional funds to debtors whose loans have been modified.

5.   Premises and Equipment

     The following is a summary of premises and equipment:

                                 December 31,
                              -----------------
                               2002      2001
                              -------   -------
Land                          $12,111   $ 8,088
Construction in process           478       496
Buildings and improvements     23,877    21,696
Leasehold improvements          2,479     2,660
Equipment                       9,290     7,910
                              -------   -------
                               48,235    40,850
Accumulated depreciation       (9,185)   (7,727)
                              -------   -------
Premises and equipment, net   $39,050   $33,123
                              =======   =======

     The Company capitalized $47, $53 and $52 of interest on construction projects during the years ended December 31, 2002, 2001 and 2000, respectively. Included in occupancy expense is rent of approximately $253, $162 and $123 incurred under noncancelable operating leases in 2002, 2001 and 2000, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2002 are $144 in 2003, $121 in 2004, $120 in 2005, $96 in
2006, $70 in 2007 and $685 thereafter.

6.   Deposits

     The aggregate amount of time deposits with a minimum denomination of $100 was $215,971 and $190,615 at December 31, 2002 and 2001, respectively.

     The following is a summary of the scheduled maturities of all time deposits:

                                December 31,
                            -------------------
                              2002       2001
                            --------   --------
Up to one year              $362,098   $352,098
One year to two years         26,050      8,003
Two years to three years       1,751      2,148
Three years to four years        780        578
Four years to five years         787        334
Thereafter                       232        739
                            --------   --------
Total time deposits         $391,698   $363,900
                            ========   ========

7.   Borrowings

     Short-term borrowings with maturities less than one year include FHLB advances, Federal Reserve Bank borrowings, non-customer repurchase agreements, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to the short-term borrowings:

                                     2002      2001
                                    -------   -------
Average annual balance              $15,132   $14,299
December 31 balance                  38,150    18,247
Maximum month-end
   balance during year               41,138    40,793
Interest rate:
   Weighted average - year             1.74%     3.54%
   Weighted average - December 31      1.23      1.74

     The following is a summary of long term borrowings:

                                                December 31,
                                             -----------------
                                               2002      2001
                                             -------   -------
FHLB advances with original
   maturities exceeding one year. Interest
   rates range from 1.76% to 6.43% at
   December 31, 2002. At December 31,
   2002, the Company's bank subsidiary
   had remaining $69,302 of unused
   blanket FHLB borrowing availability.
   The FHLB maintains as collateral a
   blanket lien on a portion of the
   Company's real estate loans.              $91,186   $81,383
Other                                             30        60
                                             -------   -------
Total long time borrowings                   $91,216   $81,443
                                             =======   =======

     Maturities of long term borrowings at December 31, 2002 are as follows:
2003 -- $23,228; 2004 -- $7,198; 2005 -- $198; 2006 -- $197; 2007 -- $197; 2008
-- $198; and 2010 -- $60,000. FHLB advances of $60,000 maturing in 2010 may be called quarterly but the Company has the option to refinance on a long-term basis any amounts called.

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

                                   ----------

9.   Income Taxes

     The following is a summary of the components of the provision (benefit) for income taxes:

                                              Year Ended December 31,
                                             ------------------------
                                              2002     2001     2000
                                             ------   ------   ------
Current:
   Federal                                   $7,956   $4,520   $1,884
   State                                      1,425      130       --
                                             ------   ------   ------
Total current                                 9,381    4,650    1,884
                                             ------   ------   ------
Deferred:
   Federal                                     (694)    (515)     405
   State                                       (142)     (54)      --
                                             ------   ------   ------
Total deferred                                 (836)    (569)     405
                                             ------   ------   ------
Provision for income taxes                   $8,545   $4,081   $2,289
                                             ======   ======   ======

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

                                             Year Ended December 31,
                                             -----------------------
                                               2002   2001   2000
                                               ----   ----   ----
Statutory federal income tax rate              35.0%  35.0%  34.0%
State income taxes, net of federal benefit      3.6    0.9     --
Effect of non-taxable interest income          (1.1)  (3.6)  (7.1)
Refund of prior years state income tax           --   (0.7)    --
Effect of graduated rate differential            --   (0.9)    --
Other                                          (0.3)   0.6    0.6
                                               ----   ----   ----
Effective income tax rate                      37.2%  31.3%  27.5%
                                               ====   ====   ====

     In 2001 the Company recorded a tax refund of a state income tax assessment the Company had paid and expensed in 1997. This settlement resulted in a refund of $147 of tax and $123 of interest in 2001. These amounts were recorded as a credit to tax expense and other income, respectively, for 2001.

     The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

                                               December 31,
                                             ---------------
                                              2002     2001
                                             ------   ------
Deferred tax assets:
   Allowance for loan losses                 $4,187   $3,207
   Valuation of foreclosed assets                30       34
   Unrealized depreciation on securities
     available for sale                          --      309
                                             ------   ------
Gross deferred tax assets                     4,217    3,550
Deferred tax liabilities:
   Accelerated depreciation on premises
      and equipment                           1,909    1,635
   Unrealized appreciation on securities
      available for sale                        709       --
   Other                                        397      531
                                             ------   ------
Gross deferred tax liabilities                3,015    2,166
                                             ------   ------
Net deferred tax assets included in
   other assets                              $1,202   $1,384
                                             ======   ======

                   Notes to Consolidated Financial Statements,
                   Dollars in Thousands, Except Per Share Data


10.  Employee Benefit Plans

     The Company maintains a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company's contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

     Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan will be invested in accordance with participant elections among certain investment options. Distributions from participant accounts will not be permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 2002, 2001 and 2000 of $206, $157 and $160, respectively.

11.  Stock Options

     The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 770,000 split adjusted shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when the options are actually granted. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders' meeting. These options are exercisable immediately and expire ten years after issuance.

     The following table summarizes stock option activity for the years indicated.

                                   ----------

                                            Year ended December 31,
                       -----------------------------------------------------------------
                               2002                   2001                  2000
                       --------------------   -------------------   --------------------
                                  Weighted-             Weighted-              Weighted-
                                   Average               Average                Average
                                  Exercise              Exercise               Exercise
                        Options     Price     Options     Price      Options     Price
                       --------   ---------   -------   ---------   --------   ---------
Outstanding -
   beginning of year    658,300     $ 8.67    615,550     $8.54      508,200    $ 9.86
Granted                  50,300      22.82     76,900      9.78      211,300      6.13
Exercised              (188,800)      9.47     (5,000)     8.12           --
Canceled                 (7,800)      8.62    (29,150)     9.16     (103,950)    10.08
                       --------               -------               --------
Outstanding -
   end of year          512,000     $ 9.76    658,300     $8.67      615,550    $ 8.54
                       ========               =======               ========
Exercisable at
   end of year          233,019     $10.11    259,000     $9.86      289,650    $ 9.34
                       ========               =======               ========

                   Notes to Consolidated Financial Statements,
                   Dollars in Thousands, Except Per Share Data

     Exercise prices for options outstanding as of December 31, 2002 ranged from $5.93 to $25.57. The weighted-average fair value of options granted during 2002, 2001 and 2000 was $6.56, $2.74 and $2.11, respectively. The weighted-average remaining contractual life of the options issued in 2002 is 7.5 years.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                     2002      2001      2000
                                   -------   -------   -------
Risk-free interest rate               3.60%     4.13%     5.71%
Dividend yield                        1.55      2.38      2.77
Expected dividend yield increase     11.00      9.00      9.00
Expected stock volatility            34.12     33.13     38.88
Weighted average expected life     5 years   5 years   5 years

     For purposes of pro forma disclosures as required by SFAS No. 123 as amended by SFAS No. 148, the estimated fair value of the options is amortized over the options' vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

                                    Year Ended December 31,
                                   -------------------------
                                     2002     2001     2000
                                   -------   ------   ------
Net income, as reported            $14,406   $8,959   $6,040
   Deduct: Total stock-based
      employee compensation
      expense determined under
      fair value based method
      for all awards, net of
      related tax effects             (236)    (285)    (243)
                                   -------   ------   ------
   Pro forma net income            $14,170   $8,674   $5,797
                                   =======   ======   ======
   Earnings per share:
      Basic - as reported          $  1.88   $ 1.18   $ 0.80
      Basic - pro forma               1.85     1.15     0.77

      Diluted - as reported        $  1.84   $ 1.17   $ 0.80
      Diluted - pro forma             1.81     1.14     0.77

     The following table is a summary of currently outstanding and exercisable options at December 31, 2002.

                                   ----------

                                Options Outstanding         Options Exercisable
                              --------------------------   ----------------------
                                 Weighted
                                  Average       Weighted                 Weighted
   Range of                      Remaining      Average                  Average
   Exercise       Options       Contractual     Exercise     Options     Exercise
    Prices      Outstanding   Life (in years)    Price     Exercisable    Price
-------------   -----------   ---------------   --------   -----------   --------
 $ 5.93- 9.59     344,700           4.0          $ 7.15      166,400      $ 8.47
  10.28-13.88     105,400           4.6           11.27       38,619       12.22
  17.06-25.57      61,900           7.2           21.69       28,000       16.99
                  -------                                    -------
                  512,000                                    233,019
                  =======                                    =======

                                   ----------

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

     The Company had outstanding commitments to extend credit of approximately $100,558 and $70,798 at December 31, 2002 and 2001, respectively. The commitments extend over varying periods of time with the majority to be disbursed within a one-year period.

     Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the guarantee generally is for a period of one year. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2002 and 2001 is $3,115 and $3,662, respectively. The Company holds collateral to support guarantees when deemed necessary. The total of collateralized commitments at December 31, 2002 was $1,177.

     The Company grants agribusiness, commercial, residential and consumer installment loans to customers primarily in northern, western and central Arkansas. The Company maintains a diversified loan portfolio.

                   Notes to Consolidated Financial Statements,
                   Dollars in Thousands, Except Per Share Data

13. Related Party Transactions

     The Company has entered into transactions with its executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2002 and 2001 was $18,594 and $14,587, respectively. New loans and advances on prior commitments made to such related parties were $11,115, $14,186 and $13,955 for the years ended December 31, 2002, 2001 and 2000, respectively. Repayments of loans made by such related parties were $7,108, $7,660 and $13,407 for the years ended December 31, 2002, 2001 and 2000, respectively.

     During 2002, 2001 and 2000 the Company incurred costs in connection with construction of ten banking buildings or facilities. The majority owner of the contractor on three of these construction projects and certain renovation type contracts is a member of the Company's Board of Directors. Total payments to the contractor for these projects during the years ended December 31, 2002, 2001 and 2000 were approximately $362, $545 and $708, respectively.

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

     The Company's regulatory capital positions were as follows.

                                   ----------

                                           December 31, 2002      December 31, 2001
                                           -------------------   -------------------
                                           Computed   Computed   Computed   Computed
                                           Capital    Percent    Capital    Percent
                                           --------   --------   --------   --------
Bank of the Ozarks, Inc. (consolidated):
   Total risk-based capital                 $95,891     12.68%    $79,389     12.67%
   Tier 1 risk-based capital                 86,422     11.43      71,543     11.41
   Leverage ratio                                --      8.64          --      8.51

Bank of the Ozarks:
   Total risk-based capital                 $94,166     12.46%    $77,479     12.38%
   Tier 1 risk-based capital                 84,699     11.21      69,645     11.13
   Leverage ratio                                --      8.47          --      8.29

                                   ----------

     As of December 31, 2002 and 2001, the most recent notification from the regulators categorized the Company and its subsidiary bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or its subsidiary bank's category.

     At December 31, 2002, the subsidiary bank exceeded its minimum capital requirements. As of December 31, 2002, the state bank commissioner's approval was required before the bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. $15,552 was available at December 31, 2002, for payments of dividends by the bank without the approval of regulatory authorities.

     Under Federal Reserve regulation, the subsidiary bank is also limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specific obligations. At December 31, 2002, the maximum amount available for transfer from the subsidiary bank to the Company in the form of loans is limited to 10% of the bank's total risk-based capital or approximately $9,417.

     The subsidiary bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 2002 and 2001, these required balances aggregated $2,428 and $958, respectively.

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

     Bank owned life insurance - The carrying amount is its cash surrender value, which approximates its fair value.

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

     Accrued interest - The carrying amount of accrued interest receivable and payable approximates its fair value.

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

                                   ----------

                                                     2002                  2001
                                              -------------------   -------------------
                                              Carrying     Fair     Carrying     Fair
                                               Amount      Value     Amount      Value
                                              --------   --------   --------   --------
Financial assets:
   Cash and cash equivalents                  $ 25,182   $ 25,182   $ 31,332   $ 31,332
   Available-for-sale securities               222,965    222,965    182,704    182,704
   Held-to-maturity securities                   9,203      9,311      4,463      4,501
   Loans, net of allowance for loan losses     706,959    711,687    607,364    618,374
   Accrued interest receivable                   6,029      6,029      5,821      5,821
   Bank owned life insurance                    20,236     20,236         --         --

Financial liabilities:
   Demand, NOW and savings account deposits   $398,475   $398,475   $313,843   $313,843
   Time deposits                               391,698    392,960    363,900    365,753
   Repurchase agreements with customers         20,739     20,739     16,213     16,225
   Other borrowings                            129,366    136,425     99,690    102,011
   Accrued interest and other liabilities        5,407      5,407      3,866      3,866

Off-balance sheet items:
   Standby letters of credit                  $     --   $  3,115   $     --   $  3,662
   Commitments to extend credit                     --    100,558         --     70,798

16.  Supplemental Cash Flow Information

     Supplemental cash flow information is as follows:

                                                              Year Ended December 31,
                                                            ---------------------------
                                                              2002      2001     2000
                                                            -------   -------   -------
Cash paid during the period for:
   Interest                                                 $19,828   $31,096   $36,909
   Income taxes                                               8,002     4,205     1,927
Supplemental schedule of non-cash investing and financing
   activities:
   Transfer of loans to foreclosed assets held for sale       1,222     1,336     2,641
   Loans advanced for sales of foreclosed assets              1,395     1,215       441
   Decrease in unrealized loss or increase in unrealized
      gain in available for sale securities                   2,578     1,623       (36)

                   Notes to Consolidated Financial Statements,
                   Dollars in Thousands, Except Per Share Data

17.  Other Operating Expenses

     The following is a summary of other operating expenses:

                                                      Year Ended December 31,
                                                     --------------------------
                                                      2002      2001      2000
                                                     ------    ------    ------
Telephone and data lines                             $  742    $  728    $  714
Operating supplies                                      713       543       487
Advertising and public relations                        877       583       551
Other                                                 4,693     3,527     3,374
                                                     ------    ------    ------
Total other operating expenses                       $7,025    $5,381    $5,126
                                                     ======    ======    ======

18.  Earnings Per Common Share

     The following table sets forth the computation of basic and diluted earnings per share ("EPS"). All share and per share data reflect the effect of the Company's 2-for-1 stock split on June 17, 2002.

                                                       Year Ended December 31,
                                                    ---------------------------
                                                      2002      2001      2000
                                                    -------    ------    ------
Numerator:
   Net income                                       $14,406    $8,959    $6,040
                                                    =======    ======    ======
Denominator:
   Denominator for basic EPS weighted average
      shares                                          7,646     7,562     7,560
   Effect of dilutive securities:
      Stock options                                     198        69         5
                                                    -------    ------    ------
   Denominator for diluted EPS - adjusted
      weighted average shares and assumed
      conversions                                     7,844     7,631     7,565
                                                    =======    ======    ======
Basic EPS                                           $  1.88    $ 1.18    $ 0.80
                                                    =======    ======    ======
Diluted EPS                                         $  1.84    $ 1.17    $ 0.80
                                                    =======    ======    ======

     Options to purchase 34,000 shares of common stock at a price of $25.57 per share were outstanding during 2002 and options to purchase 101,000 and 211,000 shares of common stock at prices ranging from $10.94 to $17.06 were outstanding in 2001 and 2000 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19.  Parent Company Financial Information

     The following condensed balance sheets, income statements and statements of cash flows reflect the financial position and results of operations for the parent company:

                            Condensed Balance Sheets

                                                                 December 31,
                                                              -----------------
                                                                2002      2001
                                                              -------   -------
      Assets
Cash                                                          $ 1,747   $   817
Investment in subsidiaries                                     87,885    71,410
Premises and equipment, net                                        --         3
Excess cost over fair value of net assets
   acquired, at amortized cost                                  1,092     1,092
Debt issuance cost, net                                           903       936
Other                                                              12       183
                                                              -------   -------
      Total assets                                            $91,639   $74,441
                                                              =======   =======
      Liabilities and Stockholders' Equity
Accounts payable                                              $    37   $    40
Tax settlement payable                                            900        --
Subordinated debentures                                        17,784    17,784
                                                              -------   -------
   Total liabilities                                           18,721    17,824
                                                              -------   -------
Stockholders' equity
   Common stock                                                    78        38
   Additional paid-in capital                                  17,010    14,360
   Retained earnings                                           54,755    42,718
   Accumulated other comprehensive income (loss)                1,075      (499)
                                                              -------   -------
      Total stockholders' equity                               72,918    56,617
                                                              -------   -------
         Total liabilities and stockholders' equity           $91,639   $74,441
                                                              =======   =======

                   Notes to Consolidated Financial Statements,
                   Dollars in Thousands, Except Per Share Data

                         Condensed Statements of Income

                                                                       Year Ended December 31,
                                                                     --------------------------
                                                                       2002      2001     2000
                                                                     --------   ------   ------
Income
   Dividends from subsidiaries                                       $    848   $3,048   $2,748
   Other                                                                   --       88       29
                                                                     --------   ------   ------
Total income                                                              848    3,136    2,777
                                                                     --------   ------   ------
Expenses
   Interest                                                             1,635    1,635    1,636
   Other operating expenses                                               615      486      477
                                                                     --------   ------   ------
Total expenses                                                          2,250    2,121    2,113
                                                                     --------   ------   ------
Income (loss) before income tax benefit
   and equity in undistributed earnings of subsidiaries                (1,402)   1,015      664
   Income tax benefit                                                     906      843      672
   Equity in undistributed earnings of subsidiary                      14,902    7,101    4,704
                                                                     --------   ------   ------
Net income                                                           $ 14,406   $8,959   $6,040
                                                                     ========   ======   ======

                       Condensed Statements of Cash Flows

                                                                       Year Ended December 31,
                                                                    ----------------------------
                                                                      2002       2001      2000
                                                                    --------   -------   -------
Cash flows from operating activities
   Net income                                                       $ 14,406   $ 8,959   $ 6,040
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation                                                      3         3         8
         Amortization                                                     34        90        90
         Equity in undistributed earnings of subsidiaries            (14,902)   (7,101)   (4,704)
         Changes in assets and liabilities:
            Accounts payable                                              (3)       (3)       (4)
            Tax settlement payable                                       900        --        --
            Decrease in taxes payable attributable to stock
               option exercise gains                                     901        --        --
            Other, net                                                   172      (158)      188
                                                                    --------   -------   -------
Net cash provided by operating activities                              1,511     1,790     1,618
                                                                    --------   -------   -------
Cash flows from investing activities                                      --        --        --
                                                                    --------   -------   -------
Cash flows from financing activities
   Issue common stock                                                  1,788        46        --
   Payments of notes payable                                              --        --       (24)
   Dividends paid                                                     (2,369)   (1,739)   (1,587)
                                                                    --------   -------   -------
Net cash used in financing activities                                   (581)   (1,693)   (1,611)
                                                                    --------   -------   -------
Net increase in cash and cash equivalents                                930        97         7
Cash - beginning of year                                                 817       720       713
                                                                    --------   -------   -------
Cash - end of year                                                  $  1,747   $   817   $   720
                                                                    ========   =======   =======