Form 10-K, Exhibit 13
period 2004-12-31
BANK OF THE OZARKS INC
filed 2005-03-11
CIK 1038205

EXHIBIT 13

Selected Consolidated Financial Data

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$85,231	$68,883	$60,913	$60,119	$60,752
Interest expense	24,608	20,115	21,076	32,049	38,724
Net interest income	60,623	48,768	39,837	28,070	22,028
Provision for loan and lease losses	3,330	3,865	3,660	3,401	2,325
Non-interest income	18,225	17,391	11,689	7,401	5,590
Non-interest expense	37,605	31,992	24,915	19,030	16,964
Net income	25,883	20,201	14,406	8,959	6,040

Per share data:*
Earnings - diluted	$1.56	$1.24	$0.92	$0.59	$0.40
Book value	7.36	6.07	4.70	3.74	3.20
Dividends	0.30	0.23	0.155	0.115	0.105
Weighted-average diluted shares outstanding (thousands)	16,635	16,287	15,689	15,262	15,129

Balance sheet data at period end:
Total assets	$1,726,840	$1,386,529	$1,036,386	$871,912	$827,485
Total loans and leases	1,134,591	909,147	717,895	616,076	510,544
Allowance for loan and lease losses	16,133	13,820	10,936	8,712	6,606
Total investment securities	434,512	364,320	232,168	187,167	253,016
Total deposits	1,379,930	1,062,064	790,173	677,743	677,683
Repurchase agreements with customers	33,223	29,898	20,739	16,213	13,839
Other borrowings	144,065	145,541	129,366	99,690	66,703
Total stockholders’ equity	121,406	98,486	72,918	56,617	48,349
Loan and lease to deposit ratio	82.22%	85.60%	90.85%	90.90%	75.34%

Average balance sheet data:
Total average assets	$1,547,184	$1,197,346	$922,590	$814,446	$818,731
Total average stockholders’ equity	108,419	85,471	64,149	52,334	45,723
Average equity to average assets	7.01%	7.14%	6.95%	6.43%	5.58%

Performance ratios:
Return on average assets	1.67%	1.69%	1.56%	1.10%	0.74%
Return on average stockholders’ equity	23.87	23.63	22.46	17.12	13.21
Net interest margin - FTE	4.43	4.52	4.69	3.83	3.05
Efficiency	46.23	47.51	47.94	52.45	59.08
Dividend payout	19.23	18.55	16.85	19.57	26.25

Assets quality ratios:
Net charge-offs as a percentage of average total loans and leases	0.10%	0.20%	0.22%	0.24%	0.36%
Nonperforming loans and leases to total loans and leases	0.57	0.47	0.31	0.29	0.37
Nonperforming assets to total assets	0.39	0.36	0.24	0.28	0.42

Allowance for loan and lease losses as a percentage of:
Total loans and leases	1.42%	1.52%	1.52%	1.41%	1.29%
Nonperforming loans and leases	248.31	326.33	498.45	482.39	351.38

Capital ratios at period end:
Leverage capital	9.41%	9.33%	8.64%	8.51%	7.57%
Tier I risk-based capital	12.34	12.41	11.43	11.41	11.52
Total risk-based capital	13.74	14.89	12.68	12.67	12.83

*	Adjusted to give effect to 2-for-1 stock splits effective December 10, 2003 and June 17, 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income was $25.9 million for the year ended December 31, 2004, a 28.1% increase from net income of $20.2 million in 2003. Net income in 2002 was $14.4 million. Diluted earnings per share increased 25.8% to $1.56 in 2004 compared to $1.24 in 2003. Diluted earnings per share in 2002 were $0.92.

Effective June 17, 2002, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of stock outstanding on June 3, 2002. On December 10, 2003, the Company again completed a 2-for-1 stock split, also in the form of a stock dividend, effected by issuing one share of common stock for each share of stock outstanding on November 26, 2003. All share and per share information contained in this discussion has been adjusted to give effect to these stock splits.

The table below shows total assets, loans and leases, deposits, stockholders’ equity and book value per share at December 31, 2004, 2003 and 2002 and the percentage changes year over year.

	December 31,			% Change
				2004 from 2003	2003 from 2002
	2004	2003	2002
	(Dollars in thousands, except per share amounts)
Assets	$1,726,840	$1,386,529	$1,036,386	24.5%	33.8%
Loans and leases	1,134,591	909,147	717,895	24.8	26.6
Deposits	1,379,930	1,062,064	790,173	29.9	34.4
Stockholders’ equity	121,406	98,486	72,918	23.3	35.1
Book value per share	7.36	6.07	4.70	21.3	29.1

Two key measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average equity (“ROE”). ROA measures net income in relation to average total assets. It is calculated by dividing annual net income by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2004, the Company’s ROA was 1.67% compared with 1.69% and 1.56%, respectively, for the years ended December 31, 2003 and 2002. ROE is determined by dividing annual net income by average shareholders’ equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2004, the Company’s ROE was 23.87% compared with 23.63% and 22.46%, respectively, for the years ended December 31, 2003 and 2002.

Analysis of Results of Operations

The Company’s results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits, subordinated debentures and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance income, other charges and fees and gains (losses) on sales of assets.

The Company’s non-interest expense consists primarily of employee compensation and benefits, occupancy, equipment and other operating expenses. The Company’s results of operations are also significantly affected by its provision for loan and lease losses and its provision for income taxes. The following discussion provides a summary of the Company’s operations for the past three years.

Net Interest Income

Net interest income is analyzed in the discussion and following tables on a fully taxable equivalent (“FTE”) basis. The adjustment to convert certain income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%.

2004 compared to 2003

Net interest income (FTE) for 2004 increased 26.4% to $63.1 million compared to $49.9 million for 2003. The growth in net interest income in 2004 was primarily attributable to a 28.9% growth in average earning assets. Net interest margin (FTE) was 4.43% in 2004 compared to 4.52% in 2003, a decrease of nine basis points (“bps”). Yields on earning assets declined 18 bps in 2004 as compared to 2003. This decline was due to a decrease in loan yields of 40 bps and a decrease in yields on tax-exempt investment securities of 15 bps, which were offset in part by an increase in yields on taxable investment securities of 32 bps. The decreased loan yields are in part attributable to the Company’s effort to increase variable rate loans as a percentage of its total loans and leases. Interest rates charged for variable rate loans are typically less than those charged for fixed rate loans. The 18 bps decline in earning asset yields was partially offset by a decline in the costs of interest-bearing liabilities of 12 bps. The decline in interest-bearing liabilities costs was primarily attributable to a slight decrease in the costs of interest-bearing deposits of two bps, along with decreases in the costs of subordinated debentures of 224 bps and other borrowings of 55 bps. The decline in the effective cost of the subordinated debentures is due to the Company’s prepayment of $17.3 million of 9% subordinated debentures on June 18, 2004. The costs of other borrowings decreased primarily as a result of the Company’s increased utilization of short-term borrowings which had lower interest costs than its long-term borrowings and therefore blended down its average costs of other borrowings.

2003 compared to 2002

Net interest income (FTE) for 2003 increased 24.0% to $49.9 million compared to $40.3 million for 2002. Net interest margin (FTE) was 4.52% in 2003 compared to 4.69% in 2002, a decrease of 17 bps. The increase in net interest income in 2003 was primarily attributable to a 28.8% growth in average earning assets. Net interest margin for 2003 declined as a result of a decrease in earning asset yields which was only partially offset by the decrease in interest-bearing deposit and liability costs. Both investment securities and loan and lease yields declined during 2003, resulting in a decline in total earning asset yields of 81 bps for 2003 compared with 2002. The principal factors contributing to this decline were the extraordinary low level of interest rates in 2003, a high level of prepayments in the loan and investment securities portfolios and the Company’s successful efforts to increase variable rate loans as a percentage of its total loans and leases. The decline in earning asset yields was partially offset by a decline in interest-bearing liability costs of 73 bps for 2003 compared to 2002. Interest-bearing liability costs declined primarily because the low level of interest rates in 2003 allowed the Company to reduce interest rates paid on interest-bearing liabilities. Total interest-bearing deposit rates declined 67 bps in 2003 compared with 2002, and other interest-bearing liability costs declined 102 bps.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Interest income	$85,231	$68,883	$60,913
FTE adjustment	2,500	1,178	443

Interest income - FTE	87,731	70,061	61,356
Interest expense	24,608	20,115	21,076

Net interest income - FTE	$63,123	$49,946	$40,280

Yield on interest earning assets - FTE	6.16%	6.34%	7.15%
Costs of interest-bearing liabilities	1.87	1.99	2.72
Net interest spread - FTE	4.29	4.35	4.43
Net interest margin - FTE	4.43	4.52	4.69

The following table sets forth certain information relating to the Company’s net interest income (FTE) for the years ended December 31, 2004, 2003 and 2002. The yields and costs are derived by dividing interest income or interest expense by the average balance of assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The yields and costs include amortization of certain deferred fees and origination costs, capitalization of interest on construction projects and late fees, which are considered adjustments to yields or rates.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2004			2003			2002
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
				(Dollars in thousands)
ASSETS
Earning assets:
Interest-earning deposits and federal funds sold	$434	$19	4.30%	$467	$24	5.30%	$869	$31	3.54%
Investment securities:
Taxable	310,569	15,566	5.01	255,013	11,958	4.69	192,579	10,972	5.70
Tax-exempt - FTE	98,408	6,904	7.02	43,282	3,103	7.17	13,177	986	7.48
Loans and leases - FTE	1,015,835	65,242	6.42	806,535	54,976	6.82	651,840	49,367	7.57

Total earning assets - FTE	1,425,246	87,731	6.16	1,105,297	70,061	6.34	858,465	61,356	7.15
Non-interest earning assets	121,938			92,049			64,125

Total assets	$1,547,184			$1,197,346			$922,590

LIABILITIES AND STOCKHOLDERS’ EQUITY

Interest-bearing liabilities:
Deposits:
Savings and interest-bearing transaction	$420,325	$4,232	1.01%	$343,776	$3,521	1.02%	$274,580	$4,354	1.59%
Time deposits of $100,000 or more	411,865	7,757	1.88	294,028	5,395	1.83	194,937	5,115	2.62
Other time deposits	245,935	4,807	1.95	190,593	4,135	2.17	168,765	4,917	2.91

Total interest-bearing deposits	1,078,125	16,796	1.56	828,397	13,051	1.58	638,282	14,386	2.25
Repurchase agreements with customers	37,116	446	1.20	30,347	317	1.04	19,657	278	1.41
Other borrowings	159,510	5,134	3.22 (1)	127,326	4,803	3.77 (1)	99,625	4,777	4.79 (1)
Subordinated debentures	41,099	2,232	5.43	25,336	1,944	7.67	17,783	1,635	9.19

Total interest-bearing liabilities	1,315,850	24,608	1.87	1,011,406	20,115	1.99	775,347	21,076	2.72
Non-interest bearing liabilities:
Non-interest bearing deposits	118,798			95,523			78,161
Other non-interest bearing liabilities	4,117			4,946			4,933

Total liabilities	1,438,765			1,111,875			858,441
Stockholders’ equity	108,419			85,471			64,149

Total liabilities and stockholders’ equity	$1,547,184			$1,197,346			$922,590

Interest rate spread - FTE			4.29%			4.35%			4.43%

Net interest income - FTE		$63,123			$49,946			$40,280

Net interest margin - FTE			4.43%			4.52%			4.69%

(1)	This rate is impacted by the capitalization of interest on construction projects in the amount of $144,000, $93,000 and $47,000, respectively, for the years ended December 31, 2004, 2003 and 2002. In the absence of this capitalization, these percentages would have been 3.31%, 3.85% and 4.84%, respectively, for the years ended December 31, 2004, 2003 and 2002.

The following table reflects how changes in the volume of interest-earning assets and interest-bearing liabilities and changes in interest rates have affected the Company’s interest income, interest expense and net interest income (FTE) during the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2004 over 2003			2003 over 2002
	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total
	(Dollars in thousands)
Increase (decrease) in:
Interest income - FTE:
Interest-earning deposits and federal funds sold	$(1)	$(4)	$(5)	$(21)	$14	$(7)
Investment securities:
Taxable	2,785	823	3,608	2,928	(1,942)	986
Tax-exempt - FTE	3,867	(66)	3,801	2,158	(41)	2,117
Loans and leases - FTE	13,442	(3,176)	10,266	10,545	(4,936)	5,609

Total interest income - FTE	20,093	(2,423)	17,670	15,610	(6,905)	8,705

Interest expense:
Savings and interest-bearing transaction	771	(60)	711	709	(1,542)	(833)
Time deposits of $100,000 or more	2,219	143	2,362	1,818	(1,538)	280
Other time deposits	1,082	(410)	672	474	(1,256)	(782)
Repurchase agreements with customers	81	48	129	112	(73)	39
Other borrowings	1,036	(705)	331	1,045	(1,019)	26
Subordinated debentures	856	(568)	288	580	(271)	309

Total interest expense	6,045	(1,552)	4,493	4,738	(5,699)	(961)

Increase (decrease) in net interest income - FTE	$14,048	$(871)	$13,177	$10,872	$(1,206)	$9,666

Non-Interest Income

The Company’s non-interest income consists primarily of: (1) service charges on deposit accounts, (2) mortgage lending income, (3) trust income, (4) bank owned life insurance income, (5) appraisal, credit life commissions and other credit related fees, (6) safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees and (7) net gains (losses) on sales of assets.

Non-interest income for the year ended December 31, 2004 increased 4.8% to $18.2 million compared with $17.4 million in 2003. During 2004 the Company benefited from a record level of service charges on deposit accounts, which increased 22.1%, as the Company continued to grow the number of its core deposit customers and increased certain service charges in January 2004. The increase in the Company’s safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees is primarily the result of the increase in operating lease income which was $332,000 in 2004 compared to $29,000 in 2003. During 2004 the Company realized net gains of $774,000 from the sales of approximately $16.4 million of its available-for-sale (“AFS”) investment securities. The majority of the investment securities gains were realized to help offset the impact of a charge incurred as a result of the Company prepaying its $17.3 million of 9% subordinated debentures. Bank owned life insurance (“BOLI”) income increased 7.2% in 2004 compared to 2003 primarily as a result of the Company’s purchase of $18 million of additional BOLI on October 1, 2004. These increases in non-interest income were partially offset by a decrease in mortgage lending income of 40.7% as mortgage financing and refinancing activity declined significantly from the levels experienced during 2003. Approximately 43% of the Company’s 2004 mortgage lending volume was related to refinancing existing mortgages whereas 68% of the Company’s 2003 mortgage lending volume was comprised of such refinance activity. Additionally, trust income declined 5.6% in 2004 as compared to 2003 as the level of Arkansas municipal bond issuance and associated corporate trust fees declined.

Non-interest income for the year ended December 31, 2003 was $17.4 million compared with $11.7 million in 2002, a 48.8% increase. During 2003 the Company benefited from record levels of service charges on deposit accounts, mortgage lending income and trust income which increased 11.8%, 89.8% and 114.8%, respectively, from 2002. The Company’s service charges on deposit accounts increased in 2003 primarily because of continued growth in its number of core deposit customers. The increase in mortgage lending income was primarily attributable to high levels of refinance activity, a strong housing market and the Company’s continued expansion of its mortgage operation in new and existing markets. Trust income increased primarily as a result of corporate trustee fees generated by the high level of municipal bond issuance in Arkansas in 2003 and the Company’s continued growth in trust customers. During 2003 the Company benefited from a full year’s income from bank owned life insurance purchased in the fourth quarter of 2002. In addition, the Company benefited from $144,000 in investment securities gains in 2003 compared to $217,000 of investment securities losses in 2002.

The following table shows non-interest income for the years ended December 31, 2004, 2003 and 2002.

Non-Interest Income

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Service charges on deposit accounts	$9,479	$7,761	$6,940
Mortgage lending income	3,292	5,548	2,923
Trust income	1,476	1,564	728
Bank owned life insurance income	1,213	1,132	236
Appraisal, credit life commissions and other credit related fees	440	523	503
Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees	1,059	644	486
Gains (losses) on sales of investment securities	774	144	(217)
Gains on sales of other assets	241	18	42
Other	251	57	48

Total non-interest income	$18,225	$17,391	$11,689

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, occupancy and equipment expense and other operating expenses. Non-interest expense for the year ended December 31, 2004 increased 17.5% to $37.6 million compared with $32.0 million in 2003. Non-interest expense was $24.9 million in 2002.

Non-interest expense for both 2004 and 2003 increased as compared to the previous year primarily as a result of the Company’s continued growth and expansion. During 2004 the Company opened ten new banking offices. In 2003 the Company added eight new banking offices. At December 31, 2004, the Company had 51 full service banking offices compared with 41 at December 31, 2003 and 33 at December 31, 2002. As a result of this growth and expansion, the Company’s full time equivalent employees increased to 561 at December 31, 2004 compared to 473 at December 31, 2003 and 382 at December 31, 2002, an increase of 18.6% in 2004 and 23.8% in 2003.

On June 18, 2004 the Company prepaid its $17.3 million of 9% subordinated debentures. In connection with this prepayment, the Company wrote off $852,000 of unamortized deferred debt issuance costs.

Effective January 1, 2003 the Company adopted the prospective method of fair value recognition of stock-based compensation expense as provided under Statement of Financial Accounting Standards (“SFAS”) No. 123, as amended by SFAS No. 148. As a result the Company recorded a pretax expense of $258,000 during 2004 and $141,000 during 2003 in connection with options granted after December 31, 2002 under its stock-based compensation plans.

As a result of revenue growing at a faster rate than its rate of growth in non-interest expense, the Company’s efficiency ratio (non-interest expense divided by the sum of net interest income – FTE and non-interest income) improved to 46.2% for the year ended December 31, 2004 compared to 47.5% in 2003 and 47.9% in 2002.

The following table shows non-interest expense for the years ended December 31, 2004, 2003 and 2002.

Non-Interest Expense

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Salaries and employee benefits	$20,666	$18,411	$14,395
Net occupancy and equipment expense	5,189	4,421	3,495
Other operating expense:
Postage and supplies	1,660	1,431	1,117
Advertising and public relations	1,434	1,016	877
Telephone and data lines	1,139	948	742
Professional and outside services	823	643	559
ATM expense	819	587	412
Software expense	662	571	392
FDIC and state assessments	436	376	301
Other real estate and foreclosure expense	394	367	340
Amortization of intangibles	258	206	152
Write-off of deferred debt issuance costs	852	—	—
Other	3,273	3,015	2,133

Total non-interest expense	$37,605	$31,992	$24,915

Income Taxes

The provision for income taxes was $12.0 million for the year ended December 31, 2004 compared to $10.1 million in 2003 and $8.5 million in 2002. The effective income tax rates were 31.7%, 33.3% and 37.2%, respectively, for 2004, 2003 and 2002.

The decline in the effective tax rate of 160 bps in 2004 compared with 2003, and the decline in the effective tax rate of 390 bps in 2003 compared with 2002 are primarily a result of the following factors. First the Company increased its municipal investment securities portfolio which is exempt from federal and state taxes in both absolute dollar amount and as a percentage of earning assets during 2004 compared with 2003 and during 2003 compared with 2002. This accounted for a decline in the effective tax rate of approximately 190 bps for 2004 as compared to 2003 and approximately 150 bps for 2003 as compared to 2002. Additionally certain tax credit investments made during 2004 and 2003 impacted the Company’s effective tax rates. These investments generated tax benefits which reduced combined federal and state income taxes by approximately $712,000 in 2004 and $556,000 in 2003. This accounted for a decline of the effective tax rate of approximately 220 bps in 2003 as compared to 2002. The impact on the Company’s 2004 effective tax rate as compared to 2003 as a result of these tax credit investments was not significant. The Company incurred pretax impairment charges of $424,000 in 2004 and $320,000 in 2003 associated with these investments.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2004 the Company’s loan and lease portfolio was $1.135 billion, an increase of $225 million, or 24.8%, from $909 million at December 31, 2003. As of December 31, 2004, the Company’s loan and lease portfolio consisted of approximately 81.0% real estate loans, 6.5% consumer loans, 8.9% commercial and industrial loans, 1.7% leases and 1.6% agricultural loans (non-real estate).

The amount and type of loans and leases outstanding are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$248,435	$218,851	$183,687	$167,559	$144,920
Non-farm/non-residential	330,442	285,451	212,481	180,257	134,726
Agricultural	66,061	61,500	57,525	45,303	38,808
Construction/land development	242,590	117,835	65,474	51,140	42,354
Multifamily residential	31,608	23,657	28,555	20,850	8,367

Total real estate	919,136	707,294	547,722	465,109	369,175

Consumer	73,420	64,831	54,097	55,805	58,430
Commercial and industrial	100,642	111,978	95,951	78,324	63,799
Leases	19,320	3,622	—	—	—
Agricultural (non-real estate)	18,520	15,266	15,388	12,866	14,605
Other	3,553	6,156	4,737	3,972	4,535

Total loans and leases	$1,134,591	$909,147	$717,895	$616,076	$510,544

Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2004, by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. Also many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$252,470	$540,307	$126,359	$919,136
Consumer	15,087	54,642	3,691	73,420
Commercial, industrial and agricultural	52,357	52,076	14,729	119,162
Leases	607	18,684	29	19,320
Other	1,515	1,967	71	3,553

	$322,036	$667,676	$144,879	$1,134,591

Fixed rate	$176,282	$432,142	$65,339	$673,763
Floating rate (not at a floor or ceiling rate)	144,488	232,972	65,151	442,611
Floating rate (at floor rate)	1,157	1,684	14,389	17,230
Floating rate (at ceiling rate)	109	878	—	987

	$322,036	$667,676	$144,879	$1,134,591

The following table reflects loans and leases as of December 31, 2004 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice loans and leases or the ability to utilize loan and lease principal repayments for new loans and leases, other investments or repayment of borrowings.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Year Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Fixed rate	$239,913	$389,966	$43,884	$673,763
Floating rate (not at a floor or ceiling rate)	433,597	8,588	426	442,611
Floating rate (at floor rate)	13,551	3,097	582	17,230
Floating rate (at ceiling rate)	987	—	—	987

	$688,048	$401,651	$44,892	$1,134,591

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

The Company generally places a loan or lease on nonaccrual status when payments are contractually past due 90 days, or earlier when doubt exists as to the ultimate collection of payments. The Company may continue to accrue interest on certain loans or leases contractually past due 90 days or more if such loans or leases are both well secured and in the process of collection. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans and leases are generally returned to accrual status when payments are less than 90 days past due and the Company reasonably expects to collect all payments. If a loan or lease is determined to be uncollectible, the portion of the principal determined to be uncollectible will be charged against the allowance for loan and lease losses. Income on nonaccrual loans or leases is recognized on a cash basis when and if actually collected.

Nonperforming loans and leases as a percent of total loans and leases were 0.57% at year-end 2004 compared to 0.47% and 0.31%, respectively, at year-end 2003 and 2002. Nonperforming assets as a percent of total assets were 0.39% as of year-end 2004 compared to 0.36% and 0.24%, respectively, at year-end 2003 and 2002.

The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and leases and foreclosed assets held for sale.

Nonperforming Assets

	December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Nonaccrual loans and leases	$6,497	$4,235	$2,194	$1,806	$1,880
Accruing loans and leases 90 days or more past due	—	—	—	—	—
Restructured loans and leases	—	—	—	—	—

Total nonperforming loans and leases	6,497	4,235	2,194	1,806	1,880
Foreclosed assets held for sale and repossessions(1)	157	780	333	661	1,600

Total nonperforming assets	$6,654	$5,015	$2,527	$2,467	$3,480

Nonperforming loans and leases to total loans and leases	0.57%	0.47%	0.31%	0.29%	0.37%
Nonperforming assets to total assets	0.39	0.36	0.24	0.28	0.42

(1)	Foreclosed assets held for sale and repossessions are generally written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value net of estimated selling costs, if lower, until disposition.

Allowance and Provision for Loan and Lease Losses

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Allowance and Provision for Loan and Lease Losses

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Balance, beginning of period	$13,820	$10,936	$8,712	$6,606	$6,072
Loans and leases charged off:
Real estate:
Residential 1-4 family	167	288	361	306	690
Non-farm/non-residential	201	433	135	112	121
Agricultural	—	5	89	9	10
Construction/land development	29	44	216	41	—
Multifamily residential	—	—	—	—	79

Total real estate	397	770	801	468	900
Consumer	503	450	626	452	549
Commercial and industrial	346	632	217	463	443
Agricultural (non-real estate)	31	23	29	37	106

Total loans and leases charged off	1,277	1,875	1,673	1,420	1,998

Recoveries of loans and leases previously charged off:
Real estate:
Residential 1-4 family	32	20	14	20	39
Non-farm/non-residential	48	6	95	9	44
Agricultural	—	6	—	—	1
Construction/land development	1	8	2	1	—

Total real estate	81	40	111	30	84
Consumer	142	141	112	84	74
Commercial and industrial	35	35	12	11	48
Agricultural (non-real estate)	2	18	2	—	1

Total recoveries	260	234	237	125	207

Net loans and leases charged off	1,017	1,641	1,436	1,295	1,791
Provision charged to operating expense	3,330	3,865	3,660	3,401	2,325
Allowance added in bank acquisition	—	660	—	—	—

Balance, end of period	$16,133	$13,820	$10,936	$8,712	$6,606

Net charge-offs to average loans and leases outstanding during the periods indicated	0.10%	0.20%	0.22%	0.24%	0.36%
Allowance for loan and lease losses to total loans and leases	1.42	1.52	1.52	1.41	1.29
Allowance for loan and lease losses to nonperforming loans and leases	248.31	326.33	498.45	482.39	351.38

Provisions to and the adequacy of the allowance for loan and lease losses are based on management’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such reserve are (1) an internal grading system, (2) a peer group analysis and (3) an historical analysis. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect the borrowers’ or lessees’ ability to pay or the value of property securing the loans and leases, and other relevant factors.

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

Allowance allocation percentages for the various risk grades and past due categories are determined by management and may be changed periodically. In determining these allowance allocation percentages, management considers historical loss percentages for risk rated loans and leases, consumer loans and residential 1-4 family loans. In addition to this historical data, management considers subjective factors such as national and local economic conditions. The sum of all allowance amounts derived by this methodology, combined with a reasonable unallocated allowance determined by management, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses.

The unallocated allowance compensates for the uncertainty in estimating loan and lease losses including factors and conditions that may not be fully reflected in the determination of the allowance allocation percentages. The factors and conditions evaluated in determining the appropriate unallocated allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) loan and lease growth rates, (5) seasoning of the loan and lease portfolio, (6) specific industry conditions affecting portfolio segments, (7) recent loss experience in particular segments of the portfolio, (8) concentrations of credit to single borrowers or related borrowers in the loan and lease portfolio, (9) the Company’s ongoing expansion into new markets, (10) the offering of new loan and lease products, (11) expectations regarding the current business cycle, (12) bank regulatory examination results and (13) findings of the internal loan review department.

In addition to the internal grading system analysis, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by its subsidiary bank to the peer group average percentage as shown on the most recently available FDIC Uniform Bank Performance Report and the Federal Reserve Bank’s (“FRB”) Uniform Bank Holding Company Report. The Company also compares the allowance for loan and lease losses to its historical cumulative net charge-offs for the five preceding calendar years.

Although the Company does not determine the overall allowance based upon the amount of loans or leases in a particular type or category (except in the case of residential 1-4 family and consumer installment loans), risk elements attributable to particular loan or lease types or categories are considered in assigning loan and lease grades to individual loans and leases. These risk elements include the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans and leases, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan or lease payment requirements), operating results of the owner in the case of owner-occupied properties, the loan or lease to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

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

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2004		2003		2002		2001		2000
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$3,427	21.9%	$1,393	24.1%	$1,248	25.6%	$929	27.2%	$430	28.4%
Non-farm/ non-residential	3,107	29.1	3,790	31.4	2,625	29.6	2,177	29.3	1,499	26.4
Agricultural	510	5.8	756	6.8	728	8.0	591	7.3	517	7.6
Construction/land development	1,864	21.4	1,301	12.9	736	9.1	614	8.3	456	8.3
Multifamily	243	2.8	261	2.6	290	4.0	227	3.4	95	1.6
Consumer	1,752	6.5	1,083	7.1	975	7.5	986	9.1	883	11.4
Commercial and industrial	1,004	8.9	1,600	12.3	1,228	13.4	896	12.7	859	12.5
Agricultural (non-real estate)	164	1.6	195	1.7	204	2.2	166	2.1	199	2.9
Other (includes leases)	195	2.0	1,024	1.1	599	0.6	479	0.6	326	0.9
Unallocated allowance	3,867		2,417		2,303		1,647		1,342

	$16,133	100.0%	$13,820	100.0%	$10,936	100.0%	$8,712	100.0%	$6,606	100.0%

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are in the process of being charged off. At December 31, 2004 substandard loans and leases not designated as nonaccrual or 90 days past due totaled $2.6 million compared to $5.5 million at December 31, 2003. No loans or leases were designated as doubtful or loss at December 31, 2004 or December 31, 2003.

Administration of the subsidiary bank’s lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and the loan committee. Loan or lease authority is granted to the Chief Executive Officer and certain other senior officers as determined by the Board of Directors. Loan or lease authorities of other lending officers are assigned by the Chief Executive Officer.

Loans or leases and aggregate loan and lease relationships exceeding $2.0 million up to the lending limit of the bank are authorized by the loan committee which during 2004 consisted of any five or more directors. The Board of Directors reviews on a monthly basis reports of loan and lease originations, loan and lease commitments over $100,000, past due loans and leases, internally classified and watch list loans and leases, a summary of the activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

The Company’s compliance and loan review officers are responsible for serving the bank subsidiary of the Company in the compliance and loan review areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan and lease administration. The compliance and loan review officers prepare reports which identify deficiencies, establish recommendations for improvement and outline management’s proposed action plan for curing the deficiencies. These reports are provided to the audit committee, which consists of three or more members of the Board of Directors all of whom have been determined by the Board of Directors to qualify as “independent” under the Sarbanes-Oxley Act, related SEC rules and NASDAQ listing standards relating to audit committees.

The Company’s allowance for loan and lease losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the significant growth in the loan and lease portfolio during recent years, key allowance and nonperforming loan and lease ratios, comparisons to industry averages, current economic conditions in the Company’s market area and other factors.

The Company’s allowance for loan and lease losses was $16.1 million at December 31, 2004, or 1.42% of total loans and leases, compared with $13.8 million, or 1.52% of total loans and leases, at December 31, 2003. The increase in the allowance for loan and lease losses in recent years primarily reflects the growth in the Company’s loan and lease portfolio. While management believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

Provision for Loan and Lease Losses: The amounts of provision to the allowance for loan and lease losses are based on management’s judgment and evaluation of the loan and lease portfolio utilizing the criteria discussed above. The provision for 2004 was $3.3 million compared to $3.9 million in 2003 and $3.7 million in 2002.

Investment Securities

The Company’s investment securities portfolio is the second largest component of earning assets and provides a significant source of revenue for the Company. The following table presents the book value and the fair value of investment securities for the dates indicated.

Investment Securities

	December 31,
	2004		2003		2002
	Book Value(1)	Fair Value(2)	Book Value(1)	Fair Value(2)	Book Value(1)	Fair Value(2)
	(Dollars in thousands)
Securities of U.S. Government agencies	$—	$—	$—	$—	$41,499	$41,499
Mortgage-backed securities	299,724	299,724	258,559	258,559	156,710	156,710
Obligations of states and political subdivisions	121,691	121,691	90,344	90,344	21,492	21,517
Other securities	13,097	13,097	15,417	15,417	12,467	12,550

Total	$434,512	$434,512	$364,320	$364,320	$232,168	$232,276

(1)	Book value for available-for-sale investment securities equals their amortized cost adjusted for unrealized gains or losses as reflected in the Company’s consolidated financial statements.

(2)	The fair value of the Company’s investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

The following table reflects the maturity distribution of the Company’s investment securities, at book value, as of December 31, 2004 and weighted-average yields (for tax-exempt obligations on a fully taxable equivalent basis assuming a 35% tax rate) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at that time and (3) callable investment securities for which the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Year Thru 5 Years	Over 5 Years Thru 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Mortgage-backed securities(1)	$117,578	$178,010	$4,136	$—	$299,724
Obligations of states and political subdivisions	1,173	5,406	9,365	105,747	121,691
Other securities(2)	—	—	—	13,097	13,097

Total	$118,751	$183,416	$13,501	$118,844	$434,512

Percentage of total	27.33%	42.21%	3.11%	27.35%	100.00%
Weighted-average yield – FTE(3)	5.43	5.42	6.20	6.54	5.75

(1)	For purposes of this maturity distribution schedule, mortgage-backed securities have been allocated among estimated repayment periods utilizing Bloomberg median prepayment speeds as of December 31, 2004 based on interest rate levels at that time.

(2)	Includes approximately $10.4 million of Federal Home Loan Bank of Dallas (“FHLB”) stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(3)	The weighted-average yields – FTE are based on amortized cost.

Deposits

The Company’s bank subsidiary lending and investing activities are funded primarily by deposits, approximately 57.0% of which were time deposits and 43.0% of which were demand and savings deposits at December 31, 2004. Interest-bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprised 32.6% of total deposits at December 31, 2004. Non-interest bearing demand deposits at December 31, 2004 constituted 10.4% of total deposits. The Company had $96.0 million of brokered deposits at December 31, 2004.

At December 31, 2004 the Company’s total deposits were $1.380 billion, an increase of $318 million, or 29.9%, from $1.062 billion at December 31, 2003.

The following table reflects the average balances and average rates paid for each deposit category shown for the years ended December 31, 2004, 2003 and 2002.

Average Deposit Balances and Rates

	Year Ended December 31,
	2004		2003		2002
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing accounts	$118,798	—	$95,523	—	$78,161	—
Interest-bearing accounts:
Transaction (NOW)	344,908	1.06%	277,327	1.10%	193,420	1.70%
Savings	28,248	0.24	26,594	0.33	25,690	0.82
Money market	47,169	1.11	39,855	0.95	55,470	1.55
Time deposits less than $100,000	245,935	1.95	190,593	2.17	168,765	2.91
Time deposits $100,000 or more	411,865	1.88	294,028	1.83	194,937	2.62

Total deposits	$1,196,923		$923,920		$716,443

The following table sets forth by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2004.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2004
(Dollars in thousands)
Maturity
3 months or less	$189,764
Over 3 to 6 months	141,018
Over 6 to 12 months	133,431
Over 12 months	48,160

$512,373

Interest Rate Sensitivity

The Company’s interest rate risk management is the responsibility of the Asset/Liability Management Committee (“ALCO”) which reports to the Board of Directors. The ALCO establishes policies that monitor and coordinate the Company’s sources, uses and pricing of funds. The ALCO is also involved with management in the Company’s planning and budgeting process.

The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of interest-earning assets and interest-bearing liabilities, interest rate spreads and repricing periods. Typically, the ALCO reviews on at least a quarterly basis the bank subsidiary’s relative ratio of rate sensitive assets (“RSA”) to rate sensitive liabilities (“RSL”) and the related cumulative gap for different time periods. Additionally, the ALCO and management utilize a simulation model in assessing the Company’s interest rate sensitivity.

This simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the gap table presented below, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various rate sensitive assets and liabilities will reprice, (3) the expected growth in various interest-earning assets and interest-bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest-bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company’s expected changes in net interest income resulting from interest rate changes. The Company models its change in net interest income assuming interest rates go up 100 bps, up 200 bps and down 100 bps. For purposes of this model, the Company has assumed that the change in interest rates phases in over the 12-month period commencing January 1, 2005. Because of current interest rate levels, the data for a change in interest rates of down 200 bps has been omitted because the Company believes the data is not meaningful. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the simulation model will reflect future results.

The following table presents the simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for a 12-month period commencing January 1, 2005. This change in interest rates does not take into account changes in the slope of the yield curve.

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	(0.1)%
+100	0.1
-100	(1.4)
-200	Not meaningful

In the event of a shift in interest rates, management may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest-earning assets and interest-bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and leases and deposits.

The Company’s simple static gap analysis is shown in the following table. At December 31, 2004 the cumulative ratios of RSA to RSL at six months and one year, respectively, were 80.88% and 84.81%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest-bearing liabilities maturing and repricing is less than the amount of its interest-earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results.

Rate Sensitive Assets and Liabilities

	December 31, 2004
	RSA(1)	RSL	Period Gap	Cumulative Gap	Cumulative Gap to Total RSA	Cumulative RSA to RSL
	(Dollars in thousands)
Immediate to 6 months	$641,224	$792,826	$(151,602)	$(151,602)	(9.66)%	80.88%
Over 6—12 months	175,736	170,477	5,259	(146,343)	(9.32)	84.81
Over 1—2 years	252,464	82,580	169,884	23,541	1.50	102.25
Over 2—3 years	180,318	3,310	177,008	200,549	12.78	119.11
Over 3—5 years	155,165	879	154,286	354,835	22.61	133.79
Over 5 years	164,637	408,530	(243,893)	110,942	7.07	107.61

Total	$1,569,544	$1,458,602	$110,942

(1)	Certain variable rate loans have a contractual floor and/or ceiling rate. Approximately $17.2 million of loans were at their contractual floor rate and approximately $1.0 million of loans were at their contractual ceiling rate as of December 31, 2004. These loans are shown in the earliest time period in which they could reprice even though the contractual floor/ceiling may preclude repricing to a lower/higher rate. Of these loans at their contractual floor rate, $9.2 million are reflected as repricing immediately to six months, $4.4 million in over six to 12 months and the remaining $3.6 million are reflected in various time periods exceeding 12 months. All loans at their contractual ceiling rate are reflected as repricing in the immediate to six months time period.

The data used in the previous table is based on contractual repricing dates for variable or adjustable rate instruments except for non-maturity interest-bearing deposit accounts. With respect to non-maturity interest-bearing deposit accounts, management believes these deposit accounts are “core” to the Company’s banking operations and may not reprice on a one-to-one basis as a result of interest rate movements. At December 31, 2004 management estimates the co-efficient for change in interest rates is approximately 18% for its interest-bearing money market account balances, approximately 31% for its MaxYield® account balances and approximately 7% for its other interest-bearing NOW and savings account balances. Accordingly management has included these portions of the non-maturity interest-bearing deposit accounts as repricing immediately, with the remaining portions shown as repricing beyond five years. Callable investments or borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the fixed rate category for the time period in which the call occurs or is expected to occur. Collateralized mortgage obligations and other mortgage-backed securities are scheduled over maturity periods utilizing Bloomberg consensus prepayment speeds based on interest rate levels at that time. Other financial instruments are scheduled on their contractual maturity. At December 31, 2004 approximately 40.6% of the Company’s loan and lease portfolio was comprised of adjustable rate loans which is an increase from 32.7% at December 31, 2003.

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

Capital Compliance

Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum “risk-based capital ratios” and a minimum “leverage ratio.” The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders’ equity excluding goodwill, certain intangibles and net unrealized gains and losses on available-for-sale investment securities, but including, subject to limitations, trust preferred securities and other qualifying items) to risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which is the qualifying portion of the allowance for loan and lease losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company’s risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 2004 and 2003 and are presented in the following table, followed by the capital ratios of the Company’s bank subsidiary at December 31, 2004 and 2003.

Consolidated Capital Ratios

	December 31,
	2004	2003
	(Dollars in thousands)
Tier 1 capital:
Stockholders’ equity	$121,406	$98,486
Allowed amount of trust preferred securities	41,062	32,862
Net unrealized losses on available-for-sale investment securities	1,781	100
Less goodwill and certain intangible assets	(6,664)	(6,375)

Total tier 1 capital	157,585	125,073

Tier 2 capital:
Remaining amount of trust preferred securities	1,938	12,388
Qualifying allowance for loan and lease losses	15,968	12,610

Total risk-based capital	$175,491	$150,071

Risk-weighted assets	$1,277,311	$1,007,556

Adjusted quarterly average assets - fourth quarter	$1,673,777	$1,340,443

Ratios at end of period:
Leverage capital	9.41%	9.33%
Tier 1 risk-based capital	12.34	12.41
Total risk-based capital	13.74	14.89
Minimum ratio guidelines:
Leverage capital(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 basis points) above a minimum leverage ratio of 3% depending upon capitalization classification.

Capital Ratios of Bank Subsidiary

	December 31,
	2004	2003
	(Dollars in thousands)
Stockholders’ equity - Tier 1	$131,856	$107,791
Leverage capital	7.90%	8.06%
Tier 1 risk-based capital	10.36	10.75
Total risk-based capital	11.61	12.00

Liquidity and Capital Resources

Growth and Expansion. During 2004 the Company added ten new banking offices. These included seven new Arkansas offices in Cabot, Conway, Russellville, Van Buren, North Little Rock, Little Rock and Sherwood. On April 16, 2004, the Company acquired a Texas bank charter which was immediately merged into the Company’s existing Arkansas bank charter. This has allowed the Company to convert its Texas loan production offices in Frisco and Dallas into banking offices and to open an additional Texas banking office in Texarkana. In late 2004, the Company opened a new loan production office in Bentonville, Arkansas. At December 31, 2004 the Company had 48 Arkansas banking offices, three Texas banking offices and loan production offices in Charlotte, North Carolina and Bentonville, Arkansas.

The Company expects to continue its growth and de novo branching strategy. During 2005 it expects to open between eight and eleven new banking offices, depending, among other factors, on the time required to obtain permits and approvals and to design, construct, equip and staff such offices. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty.

During 2004 the Company spent $17.4 million on capital expenditures for premises and equipment. The Company’s capital expenditures for 2005 are expected to be in the range of $20 to $29 million including progress payments on construction projects expected to be completed in 2005 and 2006, furniture and equipment costs and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, primarily depending on the number and cost of additional branch offices constructed and sites acquired for future development.

Prepayment of Subordinated Debentures. On June 18, 2004 the Company prepaid its $17.3 million of 9.0% subordinated debentures and the related 9.0% trust preferred securities. In connection with this prepayment, the Company incurred a pretax charge of $852,000 for the write-off of unamortized debt issuance costs.

Issuance of Subordinated Debentures. On September 28, 2004 the Company issued $15 million of adjustable rate subordinated debentures and related trust preferred securities. These securities bear interest at the 90-day LIBOR plus 2.22%, adjustable quarterly. The interest rate on these securities at December 31, 2004 was 4.565%. These securities have a 30-year final maturity and are prepayable at par by the Company on or after the fifth anniversary date or earlier in certain circumstances. This transaction provided the Company additional regulatory capital to support its expected future growth and expansion.

Bank Liquidity. Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Generally the Company’s bank subsidiary relies on customer deposits and loan and lease repayments as its primary sources of funds. The Company has used these funds, together with FHLB advances and other borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers’ and lessees’ ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather and natural disasters. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks, FRB borrowings and brokered deposits.

At December 31, 2004 the Company’s bank subsidiary had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $204.1 million of available blanket borrowing capacity with the FHLB, (2) $38.9 million of investment securities available to pledge for federal funds borrowings, (3) $16.5 million of available unsecured federal funds borrowing lines and (4) up to $114.6 million from borrowing programs of the FRB. As of December 31, 2004 the Company had outstanding brokered deposits of $96.0 million.

Management anticipates the Company’s bank subsidiary will continue to rely primarily on customer deposits and loan and lease repayments to provide liquidity. Additionally, where necessary, the sources of funds described above will be used to augment the Company’s primary funding sources.

Contractual Obligations. The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual payments for the purchase of investment securities, capital expenditures and other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Year Thru 3 Years	Over 3 Years Thru 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Deposits without a stated maturity(1)	$593,097	$—	$—	$—	$593,097
Time deposits(2)(3)	706,728	89,005	763	206	796,702
Repurchase agreements with customers(2)	33,224	—	—	—	33,224
Federal funds borrowed(2)	10,001	—	—	—	10,001
Other borrowings(2)(3)	77,631	7,956	7,721	61,358	154,666
Subordinated debentures(2)	2,468	4,438	4,438	97,728	109,072
Operating leases	532	667	518	2,992	4,709
Other obligations	38,824	444	20	—	39,288

Total contractual obligations	$1,462,505	$102,510	$13,460	$162,284	$1,740,759

(1)	Includes interest accrued and unpaid through December 31, 2004.

(2)	Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2004. The contractual amounts to be paid on variable rate obligations are affected by changes in market rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(3)	Excludes unamortized premiums and discounts or similar carrying value adjustments.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2004. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn upon.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Year Thru 3 Years	Over 3 Years Thru 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit	$169,505	$20,444	$34,726	$11,976	$236,651
Standby letters of credit	5,406	100	122	—	5,628

Total commitments	$174,911	$20,544	$34,848	$11,976	$242,279

Dividend Policy. In 2004 the Company paid dividends of $0.30 per share. In 2003 and 2002 the Company paid dividends of $0.23 and $0.155 per split adjusted share, respectively. In 2004 the per share dividend was increased from $0.07 in both the first and second quarters to $0.08 in both the third and fourth quarters. In the first quarter of 2005 the Company paid dividends of $0.08 per share. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time. The Company’s goal is to continue at approximately the current level of quarterly dividend with consideration given to future changes depending on the Company’s earnings, capital and liquidity needs.

Critical Accounting Policy

Management’s determination of the adequacy of the allowance for loan and lease losses is considered to be a critical accounting policy. Provisions to and the adequacy of the allowance for loan and lease losses are based on management’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. Changes in these criteria or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates. See the “Analysis of Financial Condition” section of Management’s Discussion and Analysis for a detailed discussion of the Company’s allowance for loan and lease losses.

Forward-Looking Information

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements with respect to net interest margin, net interest income, anticipated future operating and financial performance, asset quality, nonperforming loans and leases and assets, growth opportunities, growth rates, new office openings, capital expenditures and other similar forecasts and statements of expectation. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel and opening new offices; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) competitive factors and pricing pressures; (5) general economic conditions, including their effect on the credit worthiness of borrowers and lessees and collateral values; and (6) changes in legal and regulatory requirements as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Common Stock Market Prices and Dividends

	2004 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$19,231	$20,364	$22,213	$23,423
Total interest expense	5,312	5,643	6,305	7,348

Net interest income	13,919	14,721	15,908	16,075
Provision for loan and lease losses	745	1,045	1,040	500
Non-interest income	3,993	5,204	4,631	4,397
Non-interest expense	8,384	9,610	9,766	9,845
Income taxes	2,818	3,010	3,086	3,116

Net income	$5,965	$6,260	$6,647	$7,011

Per share:
Earnings - diluted	$0.36	$0.38	$0.40	$0.42
Cash dividends	0.07	0.07	0.08	0.08
Bid price per common share:
Low	$22.15	$21.70	$22.05	$29.20
High	27.78	27.13	29.65	36.70

	2003 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$15,883	$16,822	$17,537	$18,641
Total interest expense	5,017	5,047	4,879	5,172

Net interest income	10,866	11,775	12,658	13,469
Provision for loan and lease losses	750	1,095	1,050	970
Non-interest income	3,534	4,582	5,147	4,128
Non-interest expense	6,754	7,754	8,629	8,855
Income taxes	2,421	2,668	2,852	2,160

Net income	$4,475	$4,840	$5,274	$5,612

Per share:*
Earnings - diluted	$0.28	$0.30	$0.32	$0.34
Cash dividends	0.05	0.055	0.06	0.065
Bid price per common share:*
Low	$11.78	$14.02	$18.82	$20.42
High	14.38	19.38	22.73	24.11

*	Adjusted to give effect to 2-for-1 stock split effective December 10, 2003.

See Note 15 to Consolidated Financial Statements for discussion of dividend restrictions.

Report of Management on the Company’s

Internal Control Over Financial Reporting

February 17, 2005

Management of Bank of the Ozarks, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2004, based on criteria for effective internal control over financial reporting described in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2004, based on the specified criteria.

Management’s assessment of the effectiveness of internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ George Gleason	/s/ Paul Moore
George Gleason	Paul Moore
Chairman and Chief Executive Officer	Chief Financial Officer and Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited management’s assessment, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting, that Bank of the Ozarks, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Bank of the Ozarks, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, and our report dated March 1, 2005, expressed an unqualified opinion thereon.

Little Rock, Arkansas

March 1, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. and subsidiary at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2005, expressed an unqualified opinion thereon.

Little Rock, Arkansas

March 1, 2005

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks	$41,107	$28,405
Interest-earning deposits	441	428

Cash and cash equivalents	41,548	28,833
Investment securities - available for sale (“AFS”)	434,512	364,320
Loans and leases	1,134,591	909,147
Allowance for loan and lease losses	(16,133)	(13,820)

Net loans and leases	1,118,458	895,327
Premises and equipment, net	65,181	50,251
Foreclosed assets held for sale, net	157	780
Accrued interest receivable	8,561	7,029
Bank owned life insurance	40,581	21,368
Intangible assets, net	6,664	6,375
Other	11,178	12,246

Total assets	$1,726,840	$1,386,529

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand non-interest bearing	$142,947	$106,586
Savings and interest-bearing transaction	449,986	396,443
Time	786,997	559,035

Total deposits	1,379,930	1,062,064

Repurchase agreements with customers	33,223	29,898
Other borrowings	144,065	145,541
Subordinated debentures	44,331	46,651
Accrued interest payable and other liabilities	3,885	3,889

Total liabilities	1,605,434	1,288,043

Commitments and contingencies

Stockholders’ equity:
Preferred stock; $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 50,000,000 shares authorized; 16,494,390 and 16,232,540 shares issued and outstanding at December 31, 2004 and 2003, respectively	165	162
Additional paid-in capital	30,760	27,131
Retained earnings	92,262	71,293
Accumulated other comprehensive (loss) income	(1,781)	(100)

Total stockholders’ equity	121,406	98,486

Total liabilities and stockholders’ equity	$1,726,840	$1,386,529

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$65,158	$54,884	$49,270
Investment securities:
Taxable	15,566	11,958	10,972
Tax-exempt	4,488	2,017	641
Deposits with banks and federal funds sold	19	24	30

Total interest income	85,231	68,883	60,913

Interest expense:
Deposits	16,796	13,051	14,387
Repurchase agreements with customers	446	317	278
Other borrowings	5,134	4,803	4,776
Subordinated debentures	2,232	1,944	1,635

Total interest expense	24,608	20,115	21,076

Net interest income	60,623	48,768	39,837
Provision for loan and lease losses	3,330	3,865	3,660

Net interest income after provision for loan and lease losses	57,293	44,903	36,177

Non-interest income:
Service charges on deposit accounts	9,479	7,761	6,940
Mortgage lending income	3,292	5,548	2,923
Trust income	1,476	1,564	728
Bank owned life insurance income	1,213	1,132	236
Gains (losses) on sales of investment securities	774	144	(217)
Other	1,991	1,242	1,079

Total non-interest income	18,225	17,391	11,689

Non-interest expense:
Salaries and employee benefits	20,666	18,411	14,395
Net occupancy and equipment	5,189	4,421	3,495
Other operating expenses	11,750	9,160	7,025

Total non-interest expense	37,605	31,992	24,915

Income before taxes	37,913	30,302	22,951
Provision for income taxes	12,030	10,101	8,545

Net income	$25,883	$20,201	$14,406

Basic earnings per share	$1.58	$1.27	$0.94

Diluted earnings per share	$1.56	$1.24	$0.92

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2002	$38	$14,360	$42,718	$(499)	$56,617
Comprehensive income:
Net income	—	—	14,406	—	14,406
Other comprehensive income:
Unrealized gains and losses on AFS investment securities, net of $997 tax effect	—	—	—	1,542	1,542
Reclassification adjustment for gains and losses included in income, net of $21 tax effect	—	—	—	32	32

Total comprehensive income					15,980

2-for-1 stock split in the form of a 100% stock dividend	38	(38)	—	—	—
Cash dividends paid, $0.155 per split adjusted share	—	—	(2,369)	—	(2,369)
Issuance of 377,600 split adjusted shares of common stock for exercise of stock options	2	1,787	—	—	1,789
Tax benefit on exercise of stock options	—	901	—	—	901

Balances - December 31, 2002	78	17,010	54,755	1,075	72,918
Comprehensive income:
Net income	—	—	20,201	—	20,201
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $849 tax effect	—	—	—	(1,289)	(1,289)
Reclassification adjustment for gains and losses included in income, net of $73 tax effect	—	—	—	114	114

Total comprehensive income					19,026

Issuance of 369,520 split adjusted shares of common stock pursuant to acquisition of RVB Bancshares, Inc.	2	6,705	—	—	6,707
Cash dividends paid, $0.23 per split adjusted share	—	—	(3,663)	—	(3,663)
Issuance of 357,200 split adjusted shares of common stock for exercise of stock options	1	1,579	—	—	1,580
Tax benefit on exercise of stock options	—	1,777	—	—	1,777
2-for-1 stock split in the form of a 100% stock dividend	81	(81)	—	—	—
Compensation expense under stock-based compensation plans	—	141	—	—	141

Balances - December 31, 2003	162	27,131	71,293	(100)	98,486
Comprehensive income:
Net income	—	—	25,883	—	25,883
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $913 tax effect	—	—	—	(1,415)	(1,415)
Reclassification adjustment for gains and losses included in income, net of $172 tax effect	—	—	—	(266)	(266)

Total comprehensive income					24,202

Cash dividends paid, $0.30 per share	—	—	(4,914)	—	(4,914)
Issuance of 261,850 shares of common stock for exercise of stock options	3	974	—	—	977
Tax benefit on exercise of stock options	—	2,397	—	—	2,397
Compensation expense under stock-based compensation plans	—	258	—	—	258

Balances - December 31, 2004	$165	$30,760	$92,262	$(1,781)	$121,406

See accompanying notes to the consolidated financial statements

Bank Of The Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$25,883	$20,201	$14,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,467	1,884	1,571
Amortization	274	240	186
Provision for loan and lease losses	3,330	3,865	3,660
Provision for losses on foreclosed assets	56	92	37
Amortization and accretion on investment securities	8	758	186
(Gains) losses on sales of investment securities	(774)	(144)	217
Originations of mortgage loans held for sale	(177,966)	(305,485)	(179,548)
Proceeds from sales of mortgage loans held for sale	181,283	311,598	179,895
Gains on dispositions of foreclosed assets	(241)	(18)	(42)
Gain on disposition of premises and equipment	(68)	—	—
Write-off of deferred debt issuance costs	852	—	—
Compensation expense under stock-based compensation plans	258	141	—
Deferred income taxes	597	344	(836)
Increase in cash surrender value of bank owned life insurance	(1,213)	(1,132)	(236)
Changes in assets and liabilities:
Accrued interest receivable	(1,532)	(693)	(208)
Other assets, net	1,528	(1,789)	(340)
Accrued interest payable and other liabilities	2,497	337	2,441

Net cash provided by operating activities	37,239	30,199	21,389

Cash flows from investing activities:
Proceeds from sales and maturities of AFS investment securities	171,248	342,992	131,778
Purchases of AFS investment securities	(243,411)	(476,654)	(169,867)
Proceeds from sales and maturities of investment securities held to maturity (“HTM”)	—	2,985	1,332
Purchases of investment securities HTM	—	(2,171)	(6,072)
Net increase in loans and leases	(231,896)	(159,807)	(105,333)
Purchases of premises and equipment	(17,420)	(11,381)	(7,498)
Assets acquired under operating leases	(1,120)	(869)	—
Proceeds from dispositions of foreclosed assets	2,926	1,603	2,069
Proceeds from disposition of premises and equipment	360	—	—
Cash paid for bank charter intangible	(239)	—	—
Net purchases of equity method investments	(430)	(5,449)	—
Cash and federal funds sold received in acquisition, net of cash paid	—	8,969	—
Purchases of bank owned life insurance	(18,000)	—	(20,000)

Net cash used in investing activities	(337,982)	(299,782)	(173,591)

Cash flows from financing activities:
Net increase in deposits	317,866	221,745	112,430
Net (repayments of) proceeds from other borrowings	(1,476)	15,547	29,676
Net increase in repurchase agreements with customers	3,325	9,158	4,526
Proceeds from issuance of subordinated debentures	15,464	28,867	—
Repayment of subordinated debentures	(17,784)	—	—
Proceeds from exercise of stock options	977	1,580	1,789
Cash dividends paid	(4,914)	(3,663)	(2,369)

Net cash provided by financing activities	313,458	273,234	146,052

Net increase (decrease) in cash and cash equivalents	12,715	3,651	(6,150)
Cash and cash equivalents - beginning of year	28,833	25,182	31,332

Cash and cash equivalents - end of year	$41,548	$28,833	$25,182

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary - Bank of the Ozarks (the “Bank”), and three business trusts - Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”) and Ozark Capital Statutory Trust IV (“Ozark IV”) (collectively, the “Trusts”). The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank has banking offices located in northern, western, and central Arkansas, Frisco, Dallas and Texarkana, Texas and loan production offices in Bentonville, Arkansas and Charlotte, North Carolina.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and the Bank. Significant intercompany transactions and amounts have been eliminated in consolidation.

Effective December 31, 2003, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised) (“FIN 46R”), “Consolidation of Variable Interest Entities,” resulting in the deconsolidation of the Trusts that have issued trust preferred securities and restatement of prior period financial statements for this deconsolidation. Accordingly, the Company reports its ownership interests in these Trusts as other assets and the subordinated debentures are reported as a liability in the Company’s consolidated balance sheets. The distributions on the trust preferred securities are reported as interest expense in the accompanying consolidated statements of income.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investment securities - Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. Investment securities are classified as held to maturity (“HTM”) when the Company has the positive intent and ability to hold the securities to maturity. HTM investment securities are stated at amortized cost.

Investment securities not classified as HTM or trading and marketable equity securities not classified as trading are classified as available for sale (“AFS”). AFS investment securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). At December 31, 2004 and 2003, the Company has classified all of its investment securities portfolio as AFS.

The amortized cost of HTM or AFS investment securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from investments. Interest and dividends are included in interest income from investments.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of investment securities are recognized on the specific identification method at the time of sale and are included in non-interest income.

Loans and leases - Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans and leases is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and direct origination costs are capitalized and recognized as adjustments to yields on the related loans.

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $4.4 million and $7.7 million at December 31, 2004 and 2003, respectively. Mortgage loans held for sale are carried at the lower of cost or fair value less estimated costs to sell. The Company enters forward commitments for the sale of its mortgage loan originations in order to reduce its market risk on such originations in process. These forward commitments are not mandatory and do not require the Company to substitute another loan or to buy back the commitment should the original loan not fund. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized when the loan is sold to investors.

Allowance for loan and lease losses (“ALLL”) - The ALLL is established through a provision for such losses charged against income. Loans or leases deemed to be uncollectible are charged against the ALLL when management believes the collectibility of principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the allowance.

The ALLL is maintained at a level management believes will be adequate to absorb losses on existing loans and leases that may become uncollectible, based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria include an internal grading system, a peer group analysis and an historical analysis. The subjective criteria take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local economic and business conditions that may affect the borrowers’ or lessees’ ability to pay, the value of the collateral securing the loans or leases and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. No portion of the Company’s ALLL is restricted to any individual loan or group of loans, and the entire ALLL is available to absorb losses from any and all loans.

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

The Company considers a loan or lease to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company applies this policy even if delays or shortfalls in payment are expected to be insignificant. Substantially all nonaccrual loans or leases and all loans or leases that have been restructured from their original contractual terms are considered impaired. The aggregate amount of impaired loans and leases is utilized in evaluating the adequacy of the ALLL and amount of provisions thereto. Losses on impaired loans and leases are charged against the ALLL when in the process of collection it appears probable that such losses will be realized. The accrual of interest on impaired loans and leases is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment - Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Depreciable lives for the major classes of assets are 20 to 50 years for buildings and improvements and 3 to 15 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the term of the lease. Accelerated depreciation methods are used for income tax purposes.

Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value less estimated cost to sell at the date of foreclosure establishing a new cost basis. Valuations of these assets are periodically reviewed by management with such assets adjusted to the then estimated fair value net of estimated selling costs, if lower, until disposition. Gains and losses from the sale of foreclosed assets and other real estate are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expenses.

Income taxes - The Company utilizes the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its bank subsidiary file consolidated tax returns. The Bank provides for income taxes on a separate return basis and remits to the Company amounts determined to be currently payable.

Bank owned life insurance (“BOLI”) - BOLI consists of life insurance purchased by the Company on a chosen group of officers with the Company designated as owner and beneficiary of the policies. The yield on BOLI policies is used to offset a portion of future employee benefit costs. BOLI is carried at the policy’s cash surrender value with changes in cash surrender value reported in non-interest income.

Trust department income - Property, other than cash deposits, held by the Company’s trust department in fiduciary or agency capacities for its customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Company. Trust department income has been recognized on a modified cash basis which does not differ materially from the accrual method.

Intangible assets - Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million and $4.9 million, respectively, at December 31, 2004 and 2003. Prior to 2002, goodwill was being amortized over periods ranging from 10 to 40 years. During 2002 amortization of goodwill was discontinued upon adoption of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142. The Company performed its annual impairment test of goodwill as of October 1, 2004. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a vacated Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at December 31, 2004, less accumulated amortization of $9,000. There were no capitalized bank charter costs at December 31, 2003.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 8 to 10 years. Core deposit intangibles totaled $2.3 million at both December 31, 2004 and 2003, less accumulated amortization of $1.1 million at December 31, 2004 and $862,000 at December 31, 2003. The aggregate amount of amortization expense for the Company’s core deposit intangibles is expected to be $250,000 per year in years 2005 – 2007; $201,000 in 2008; $98,000 per year in years 2009 – 2010 and $44,000 in 2011.

Earnings per share - Basic earnings per share is computed by dividing reported earnings available to common shareholders by the weighted-average number of shares outstanding. Diluted earnings per share is computed by dividing reported earnings available to common shareholders by the weighted-average number of shares outstanding after consideration of the dilutive effect of the Company’s outstanding stock options.

On June 17, 2002, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of such stock outstanding on June 3, 2002. Effective December 10, 2003 the Company again completed a 2-for-1 stock split, also in the form of a stock dividend, effected by issuing one share of common stock for each share of such stock outstanding on November 26, 2003. All share and per share information contained in the consolidated financial statements and notes thereto has been adjusted to give effect to these stock splits.

Financial instruments - In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Stock-based compensation - The Company has an employee stock option plan and a non-employee director stock option plan, which are described more fully in Note 12. The Company applies the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations for all stock options granted prior to January 1, 2003 under these plans. Accordingly, no stock-based compensation cost is reflected in net income for stock option grants prior to that date, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value method of recording stock-based compensation for all stock option grants after December 31, 2002 and used the prospective transition method provided by SFAS No. 148. The Company recognized $258,000 and $141,000 of pretax non-interest expense during the years ended December 31, 2004 and 2003, respectively, as a result of applying the provisions of SFAS No. 148 to its 2004 and 2003 stock option grants. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, to all of its stock-based employee compensation is provided in Note 12.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment.” SFAS No. 123R eliminated the alternative to use APB Opinion No. 25’s intrinsic value method of accounting that was provided in SFAS No. 123, as originally issued. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. The provisions of SFAS No. 123R are effective for the Company as of the beginning of the first interim reporting period that begins after June 15. 2005. Since the Company adopted the prospective transition method of fair value stock-based compensation accounting as provided for under the provision of SFAS No. 148, management expects the adoption of SFAS No. 123R will not have a material impact on the Company’s financial position, results of operations or cash flows.

Segment disclosures - SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment —community banking—SFAS 131 has no impact on the Company’s financial statements or its disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company’s revenues.

Recent accounting pronouncements - In July 2004, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities. It also prohibits “carrying over” or creation of valuation allowances in the initial accounting of acquired loans. The provisions at SOP 03-3 are effective for loans acquired in fiscal years beginning after December 15, 2004.

In March 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105 – “Application of Accounting Principles to Loan Commitments.” SAB No. 105 summarized the SEC staff views regarding the application of accounting principles generally accepted in the United States to loan commitments accounted for as derivative instruments. Under the provisions of SAB No. 105, interest rate lock commitments for mortgage loans to be sold should be accounted for as derivative instruments and should be measured at fair value without consideration of any expected future cash flows associated with servicing of the underlying loan. SAB No. 105 was effective for loan commitments accounted for as derivatives entered into after March 31, 2004 and did not have a material impact on the Company’s statement of position, results of operations or cash flows.

Reclassifications - Certain reclassifications of 2003 and 2002 amounts have been made to conform with the 2004 financial statements presentation.

2. Acquisitions

In September 2004, the Company committed to invest up to $1.0 million, of which $0.5 million was invested at December 31, 2004, to acquire ownership interest in a certified community development entity (“CDE”). This CDE will provide capital to finance loans to certain qualified low-income community businesses and entitle the Company to receive federal income tax credits over a seven year period. During 2004, the Company’s combined federal and state income tax liability was reduced by $69,000 from benefits generated by this investment. The Company also incurred an impairment charge on this investment of $52,000 during 2004.

In December 2003, the Company invested $4.6 million to acquire 21.9 units of interest (36.5% ownership interest) in the Central Arkansas Regional Industrial Development Company 7, LLC (“CARIDC 7”) and 17.0 units of interest (47.3% ownership interest) in the Central Arkansas Regional Industrial Development Company 8, LLC (“CARIDC 8”) (collectively, the “LLCs”). The LLCs are Community Reinvestment Act limited liability companies investing in revenue bonds that have been issued for the rehabilitation of low-income housing projects for which low-income housing tax credits have been awarded. These investments generated income tax benefits which reduced the Company’s combined federal and state income taxes by $642,000 in 2004 and $556,000 in 2003. The Company also incurred impairment charges of $372,000 in 2004 and $320,000 in 2003 associated with these investments.

On June 13, 2003, the Company purchased RVB Bancshares, Inc. (“RVB”) and its River Valley Bank subsidiary in Russellville, Arkansas. The Company acquired approximately $41 million in loans and approximately $50 million in deposits in this transaction. The purchase price for the RVB acquisition was $7.8 million and consisted of cash of $1.1 million and 369,520 split adjusted shares of the Company’s common stock valued at $6.7 million. This acquisition resulted in the recording of $3.4 million of goodwill and $784,000 of core deposit intangibles.

3. Investment Securities

The following is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS:

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Mortgage-backed securities	$303,816	$758	$(4,850)	$299,724
Obligations of states and political subdivisions	120,599	1,493	(401)	121,691
Other securities	13,027	83	(13)	13,097

Total investment securities AFS	$437,442	$2,334	$(5,264)	$434,512

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Mortgage-backed securities	$259,862	$1,358	$(2,660)	$258,560
Obligations of states and political subdivisions	89,707	1,120	(483)	90,344
Other securities	14,915	513	(12)	15,416

Total investment securities AFS	$364,484	$2,991	$(3,155)	$364,320

The following shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

	December 31, 2004
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(Dollars in thousands)
Mortgage-backed securities	$142,805	$2,713	$61,876	$2,137	$204,681	$4,850
Obligations of states and political subdivisions	23,343	235	7,601	166	30,944	401
Other securities	—	—	113	13	113	13

Total temporarily impaired securities	$166,148	$2,948	$69,590	$2,316	$235,738	$5,264

	December 31, 2003
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(Dollars in thousands)
Mortgage-backed securities	$137,545	$2,660	$29	$—	$137,574	$2,660
Obligations of states and political subdivisions	27,437	483	—	—	27,437	483
Other securities	125	12	—	—	125	12

Total temporarily impaired securities	$165,107	$3,155	$29	$—	$165,136	$3,155

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2004 and 2003, management determined that substantially all of its unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until such time as fair value recovers above cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2004 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Due in one year or less	$120,355	$118,751
Due after one year to five years	185,737	183,416
Due after five years to ten years	13,439	13,501
Due after ten years	117,911	118,844

Totals	$437,442	$434,512

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except equity securities with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at that time. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities of the Company’s investment securities AFS are summarized as follows:

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Sales proceeds	$16,400	$2,200	$9,500

Gross realized gains	$774	$48	$6
Gross realized losses	—	—	(223)

Net gains (losses) on sales	$774	$48	$(217)

During 2003 the Company determined that certain of its investment securities HTM no longer met the Company’s investment objectives. As a result the Company sold certain of the investment securities HTM and transferred the remainder of its investment securities classified as HTM to AFS. Investment securities HTM with amortized cost of $2.9 million were sold for total proceeds of $3.0 million, resulting in a gain on the sale of $96,000. The remaining portion of the Company’s investment securities HTM with amortized cost of $8.5 million was transferred to AFS. The unrealized gain on these investment securities HTM was approximately $570,000 at the date of transfer.

Investment securities with carrying values of $374.2 million and $323.2 million at December 31, 2004 and 2003, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

4. Loans and Leases

The following is a summary of the loan and lease portfolio by principal category:

	December 31,
	2004	2003
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$248,435	$218,851
Non-farm/non-residential	330,442	285,451
Agricultural	66,061	61,500
Construction/land development	242,590	117,835
Multifamily residential	31,608	23,657
Consumer	73,420	64,831
Commercial and industrial	100,642	111,978
Agricultural (non-real estate)	18,520	15,266
Leases	19,320	3,622
Other	3,553	6,156

Total loans and leases	$1,134,591	$909,147

The Company’s leases are presented net of unearned income that totaled $3.2 million and $577,000 at December 31, 2004 and 2003, respectively. The categories above are also presented net of unearned purchase premiums and discounts and deferred fees and costs that totaled $825,000 and $780,000 at December 31, 2004 and 2003, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $6.5 million and $4.2 million at December 31, 2004 and 2003, respectively. Interest income recorded during 2004, 2003 and 2002 for non-accrual loans and leases at December 31, 2004, 2003 and 2002 was $301,000, $199,000 and $79,000, respectively. Under the original terms, these loans and leases would have reported $497,000, $325,000 and $211,000 of interest income during 2004, 2003 and 2002, respectively.

5. Allowance for Loan and Lease Losses (“ALLL”)

The following is a summary of activity within the ALLL:

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Balance - beginning of year	$13,820	$10,936	$8,712
Loans and leases charged-off	(1,277)	(1,875)	(1,673)
Recoveries on loans and leases previously charged-off	260	234	237

Net charge-offs	(1,017)	(1,641)	(1,436)
Provision charged to operating expense	3,330	3,865	3,660
Allowance added in bank acquisition	—	660	—

Balance - end of year	$16,133	$13,820	$10,936

Impairment of loans and leases having carrying values of $6.5 million and $4.2 million (all of which were on a non-accrual basis) at December 31, 2004 and 2003, respectively, has been recognized in conformity with SFAS No. 114, as amended by SFAS No. 118. The total ALLL related to these loans and leases was $798,000 and $672,000 at December 31, 2004 and 2003, respectively. The average carrying value of impaired loans and leases was $3.4 million, $3.3 million and $2.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Real estate and other collateral securing loans having a carrying value of $2.1 million and $1.8 million were transferred to foreclosed assets held for sale in 2004 and 2003, respectively. The Company is not committed to lend additional funds to debtors whose loans have been transferred to foreclosed assets.

6. Premises and Equipment

The following is a summary of premises and equipment:

	December 31,
	2004	2003
	(Dollars in thousands)
Land	$25,742	$18,184
Construction in process	1,669	773
Buildings and improvements	33,085	28,793
Leasehold improvements	4,232	2,574
Equipment	13,453	10,878

	78,181	61,202
Accumulated depreciation	(13,000)	(10,951)

Premises and equipment, net	$65,181	$50,251

The Company capitalized $144,000, $93,000 and $47,000 of interest on construction projects during the years ended December 31, 2004, 2003 and 2002, respectively. Included in occupancy expense is rent of $454,000, $420,000 and $253,000 incurred under noncancelable operating leases in 2004, 2003 and 2002, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2004 are as follows: $532,000 in 2005, $378,000 in 2006, $289,000 in 2007, $266,000 in 2008, $252,000 in 2009 and $2,992,000 thereafter. Rental income recognized during 2004, 2003 and 2002 for leases of buildings and premises and for equipment leased under operating leases was $500,000, $116,000 and $117,000, respectively.

7. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $512.4 million and $361.8 million at December 31, 2004 and 2003, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31,
	2004	2003
	(Dollars in thousands)
Up to one year	$700,662	$519,788
One year to two years	82,383	32,430
Two years to three years	3,113	5,364
Three years to four years	504	993
Four years to five years	178	299
Thereafter	157	161

Total time deposits	$786,997	$559,035

8. Borrowings

Short-term borrowings with original maturities less than one year include Federal Home Loan Bank (“FHLB”) advances, Federal Reserve Bank borrowings, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to these short-term borrowings:

	2004	2003
	(Dollars in thousands)
Average annual balance	$94,965	$49,058
December 31 balance	82,992	76,980
Maximum month-end balance during year	113,862	76,980
Interest rate:
Weighted-average - year	1.40%	1.14%
Weighted-average - December 31	2.19	0.98

At December 31, 2004 and 2003, the Company had FHLB advances with original maturities exceeding one year of $61.1 million and $68.6 million, respectively. These advances bear interest at rates ranging from 1.63% to 6.43% at December 31, 2004, and are collateralized by a blanket lien on a portion of the Company’s real estate loans. At December 31, 2004, the Bank had $204.1 million of unused FHLB borrowing availability.

Maturities of long-term FHLB advances at December 31, 2004 are as follows: $482,000 in 2005, $197,000 in 2006, $197,000 in 2007, $198,000 in 2008 and $60.0 million in 2010. FHLB advances of $60.0 million maturing in 2010 may be called quarterly, but the Company has the option to refinance on a long-term basis any amounts called.

9. Subordinated Debentures

On June 18, 1999, Ozark Capital Trust (“Ozark”) sold to investors in a public underwritten offering $17.3 million of 9% cumulative trust preferred securities (“9% Securities”). The proceeds were used to purchase an equal principal amount of 9% subordinated debentures (“9% Debentures”) of the Company. The 9% securities and the 9% Debentures were prepaid in full on June 18, 2004. In connection with this prepayment, the Company recorded a charge of $852,000 to write-off the remaining unamortized debt issue costs incurred in connection with issuance of the 9% Securities and the 9% Debentures.

On September 25, 2003, Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003, Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, “2003 Securities”). The 2003 Securities bear interest at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II, adjustable quarterly. The aggregate proceeds of $28 million from the 2003 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II (collectively, “2003 Debentures”). The weighted-average interest rate on the 2003 Securities and the 2003 Debentures was 5.24% at December 31, 2004.

On September 28, 2004, Ozark IV sold to investors in a private placement offering $15 million of adjustable rate trust preferred securities (“2004 Securities”). The 2004 Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22%. The aggregate proceeds of $15 million from the 2004 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22% (“2004 Debentures”). The interest rate on the 2004 Securities and the 2004 Debentures was 4.57% at December 31, 2004.

In addition to the issuance of these adjustable rate securities, Ozark II and Ozark III sold $0.9 million of trust common equity to the Company, and Ozark IV sold $0.4 million of trust common equity to the Company. The proceeds from the sales of trust common equity were used to purchase $0.9 million of additional 2003 Debentures and $0.4 million of additional 2004 Debentures issued by the Company.

At December 31, 2004 and 2003, the Company had an aggregate of $44.3 million and $46.7 million, respectively, of subordinated debentures outstanding and had an asset of $1.3 million and $1.4 million, respectively, representing its investment in the common equity issued by these business trusts. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities and the 2004 Securities. The sole assets of the Trusts are the adjustable rate debentures. The 2003 Securities and the 2003 Debentures mature in September 2033, and the 2004 Securities and the 2004 Debentures mature September 2034 (the thirtieth anniversary date of each issuance). However, these securities and debentures may be prepaid, subject to regulatory approval, prior to maturity at any time on or after the fifth anniversary date of issuance (September 25 and 29, 2008 for the two issues of 2003 Securities and 2003 Debentures and September 28, 2009 for the 2004 Securities and 2004 Debentures), or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

10. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Current:
Federal	$9,922	$8,773	$7,956
State	1,511	984	1,425

Total current	11,433	9,757	9,381

Deferred:
Federal	754	257	(694)
State	(157)	87	(142)

Total deferred	597	344	(836)

Provision for income taxes	$12,030	$10,101	$8,545

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	2.3	2.3	3.6
Effect of non-taxable interest income	(4.0)	(2.3)	(1.1)
Other, net	(1.6)	(1.7)	(0.3)

Effective income tax rate	31.7%	33.3%	37.2%

The Company’s investments in CARIDC 7 and CARIDC 8 during the year ended December 31, 2003, resulted in its attainment of $1.5 million of Arkansas state income tax credits of which approximately $790,000 and $710,000 were utilized during the years ended December 31, 2004 and 2003, respectively.

During 2004, the Company’s investment in CDE resulted in its attainment of $590,000 of federal income tax credits. During 2004, the Company utilized $75,000 of these credits. The remaining credits of $515,000 are available to offset future federal income tax through December 31, 2010.

Income tax benefits from the exercise of stock options in the amount of $2.4 million, $1.8 million and $0.9 million in 2004, 2003 and 2002, respectively, were recorded as an increase to additional paid-in capital.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2004	2003
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$6,262	$5,421
Stock-based compensation under the fair value method	157	55
Unrealized depreciation of investment securities AFS	1,149	64

Gross deferred tax assets	7,568	5,540

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	3,860	2,816
Equipment financing leases	1,266	503
FHLB stock dividends	557	486
Other, net	40	70

Gross deferred tax liabilities	5,723	3,875

Net deferred tax assets	$1,845	$1,665

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

All full-time employees of the Company are eligible to participate in the 401(k) Plan. Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) plan during 2004, 2003 and 2002 of $465,000, $303,000 and $206,000, respectively.

On December 14, 2004, the Company’s board of directors adopted the Bank of the Ozarks, Inc. Deferred Compensation Plan (“Plan”), an unfunded deferred compensation arrangement for a select group of management employees, including certain of the Company’s executive officers, that became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited for the 2005 Plan year to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates).

12. Stock Options

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 1.5 million shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when options are granted. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to non-employee directors the day after the annual stockholders’ meeting. These options are exercisable immediately and expire ten years after issuance.

The following table summarizes stock option activity for the years indicated:

	Year ended December 31,
	2004		2003		2002
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding - beginning of year	754,600	$7.11	1,024,000	$4.88	1,316,600	$4.34
Granted	73,100	28.05	98,200	21.03	100,600	11.41
Exercised	(261,850)	3.73	(357,200)	4.44	(377,600)	4.74
Canceled	(34,400)	12.83	(10,400)	11.03	(15,600)	4.31

Outstanding - end of year	531,450	$11.28	754,600	$7.11	1,024,000	$4.88

Exercisable at end of year	344,750	$5.78	497,200	$4.41	466,038	$5.06

Exercise prices for options outstanding as of December 31, 2004 ranged from $2.96 to $28.63. The weighted-average fair value of options granted during 2004, 2003 and 2002 was $9.28, $6.93 and $3.28, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	3.31%	3.09%	3.60%
Expected dividend yield	1.13	1.14	1.55
Expected stock volatility	36.07	36.41	34.12
Weighted-average expected life	5 years	5 years	5 years

For purposes of pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized over the options’ vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands, except per share data)
Net income, as reported	$25,883	$20,201	$14,406
Add: Total stock-based compensation expense, net of related tax effects included in reported net income	156	86	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(225)	(213)	(236)

Pro forma net income	$25,814	$20,074	$14,170

Earnings per share:
Basic - as reported	$1.58	$1.27	$0.94
Basic - pro forma	1.57	1.26	0.93
Diluted - as reported	$1.56	$1.24	$0.92
Diluted - pro forma	1.55	1.23	0.90

The following table is a summary of all options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
$ 0 - 5.00	185,950	4.1	$3.51	185,950	$3.51
5.00 - 10.00	131,800	3.8	6.18	131,800	6.18
Over 10.00	213,700	6.2	21.18	27,000	19.48

	531,450	4.9	11.28	344,750	5.78

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

The Company had outstanding commitments to extend credit of $236.7 million and $165.5 million at December 31, 2004 and 2003, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the guarantee generally is for a period of one year. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2004 and 2003 is $5.6 million and $3.9 million, respectively. The Company holds collateral to support guarantees when deemed necessary. The total of collateralized commitments at December 31, 2004 and 2003 was $3.3 million and $1.6 million, respectively.

The Company grants agribusiness, commercial, residential and consumer installment loans and leases to customers primarily in northern, western and central Arkansas, Charlotte, North Carolina and metro-Dallas and Texarkana, Texas. The Company maintains a diversified loan and lease portfolio.

14. Related Party Transactions

The Company has entered into transactions with certain of its executive officers, directors, principal shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2004 and 2003 was $17.7 million and $22.5 million, respectively. New loans and advances on prior commitments made to such related parties were $2.3 million, $4.5 million and $11.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Repayments of loans made by such related parties were $2.3 million, $2.1 million and $7.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. Also, during 2004, advances totaling $4.8 million were removed from the Company’s related party loans as a result of changes in the composition of the Company’s related parties.

Construction, renovation and wiring installation of certain of the Company’s bank buildings and facilities projects were performed by contractors whose ownerships are comprised, in part, by a member of the Company’s board of directors. Total payments to these contractors during the years ended December 31, 2004, 2003 and 2002 were $16,000, $114,000 and $362,000, respectively.

15. Regulatory Matters

Federal regulatory agencies generally require member banks to maintain a leverage ratio (calculated as Tier 1 capital divided by total average assets) of at least 3% plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, and a limited amount of trust preferred securities issued by the Trusts and excludes goodwill and various intangible assets. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital and any amounts of trust preferred securities excluded from Tier 1 capital plus the lesser of the allowance for loan and lease losses or 1.25% of risk-weighted assets.

The Company’s and the Bank’s regulatory capital positions were as follows:

	December 31, 2004		December 31, 2003
	Computed Capital	Computed Percent	Computed Capital	Computed Percent
	(Dollars in thousands)
Bank of the Ozarks, Inc. (consolidated):
Total risk-based capital	$175,491	13.74%	$150,071	14.89%
Tier 1 risk-based capital	157,585	12.34	125,073	12.41
Leverage ratio	—	9.41	—	9.33

Bank of the Ozarks:
Total risk-based capital	$147,768	11.61%	$120,343	12.00%
Tier 1 risk-based capital	131,856	10.36	107,791	10.75
Leverage ratio	—	7.90	—	8.06

As of December 31, 2004 and 2003, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

At December 31, 2004, the Bank exceeded its minimum capital requirements. As of December 31, 2004, the state bank commissioner’s approval was required before the Bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2004, $31.3 million was available for payment of dividends by the Bank without the approval of regulatory authorities.

Under Federal Reserve regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific obligations. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $13.7 million.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the Federal Reserve. At December 31, 2004 and 2003, these required balances aggregated $6.7 million and $5.8 million, respectively.

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

Deposit liabilities - The fair value of demand deposits, savings accounts, NOW accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities.

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term debt is estimated based on the current rates available to the Company for debt with similar terms and remaining maturities.

Subordinated debentures - The carrying values of these instruments approximate their fair values as the interest rates on these instruments adjust quarterly based on 90-day LIBOR.

Accrued interest and other liabilities - The carrying amounts of accrued interest receivable and payable and other liabilities approximate their fair values.

Off-balance sheet instruments - The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair values of these off-balance-sheet instruments were not significant at December 31, 2004 and 2003.

The fair values of certain of these instruments were calculated by discounting expected cash flows, which contain numerous uncertainties and involve significant judgments by management. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate. The following table presents the estimated fair values of the Company’s financial instruments.

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$41,548	$41,548	$28,833	$28,833
Investment securities AFS	434,512	434,512	364,320	364,320
Loans and leases, net of ALLL	1,118,458	1,113,045	895,327	897,457
Accrued interest receivable	8,561	8,561	7,029	7,029
Bank owned life insurance	40,581	40,581	21,369	21,369

Financial liabilities:
Demand, NOW, savings and money market account deposits	$592,933	$592,933	$503,029	$503,029
Time deposits	786,997	782,635	559,035	558,163
Repurchase agreements with customers	33,223	33,223	29,898	29,898
Other borrowings	144,065	148,659	145,541	152,759
Subordinated debentures	44,331	44,331	46,651	46,646
Accrued interest payable and other liabilities	3,885	3,885	3,889	3,889

17. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Cash paid during the period for:
Interest	$24,241	$19,927	$19,828
Income taxes	9,384	10,213	8,002

Supplemental schedule of non-cash investing and financing activities:
Transfer of loans to foreclosed assets held for sale	2,118	1,804	1,222
Loans advanced for sales of foreclosed assets	1,388	495	1,395
Net change in unrealized gain/loss on investment securities AFS	(2,766)	(1,934)	2,578

18. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Postage and supplies	$1,660	$1,045	$713
Advertising and public relations	1,434	1,016	877
Telephone and data lines	1,139	948	742
Write-off of deferred debt issuance costs	852	—	—
Other	6,665	6,151	4,693

Total other operating expenses	$11,750	$9,160	$7,025

19. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”). All share and per share data reflect the effect of the Company’s 2-for-1 stock splits on June 17, 2002 and December 10, 2003.

	Year Ended December 31,
	2004	2003	2002
	(In thousands, except per share amounts)
Numerator:
Net income	$25,883	$20,201	$14,406

Denominator:
Denominator for basic EPS - weighted-average shares	16,390	15,940	15,293
Effect of dilutive securities - stock options	245	347	396

Denominator for diluted EPS - weighted-average shares and assumed conversions	16,635	16,287	15,689

Basic EPS	$1.58	$1.27	$0.94

Diluted EPS	$1.56	$1.24	$0.92

Options to purchase 61,500 shares of common stock at a price of $28.63 per share were outstanding during 2004 and options to purchase 79,800 and 68,000 shares of common stock were outstanding during 2003 and 2002, respectively, at prices ranging from $8.47 to $22.07 but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

20. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

Condensed Balance Sheets

	December 31,
	2004	2003
	(Dollars in thousands)
Assets
Cash and cash equivalents	$24,874	$26,174
Investment in consolidated Bank subsidiary	135,623	112,976
Investment in unconsolidated business trusts	1,331	1,405
Investment securities AFS	1,070	—
Excess cost over fair value of net assets acquired	1,092	1,092
Debt issuance costs, net	—	868
Investment in LLC, net	1,976	2,298
Other, net	180	66

Total assets	$166,146	$144,879

Liabilities and Stockholders’ Equity
Accounts payable and other liabilities	$60	$66
Accrued interest payable	250	159
Income taxes payable (receivable)	99	(483)
Subordinated debentures	44,331	46,651

Total liabilities	44,740	46,393

Stockholders’ equity:
Common stock	165	162
Additional paid-in capital	30,760	27,131
Retained earnings	92,262	71,293
Accumulated other comprehensive loss	(1,781)	(100)

Total stockholders’ equity	121,406	98,486

Total liabilities and stockholders’ equity	$166,146	$144,879

Condensed Statements of Income

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Income:
Dividends from Bank	$4,000	$2,800	$800
Dividends from business trusts	66	57	48
Other	93	—	—

Total income	4,159	2,857	848

Expenses:
Interest	2,232	1,944	1,635
Write-off of deferred debt issuance costs	852	—	—
Other operating expenses	1,700	879	615

Total expenses	4,784	2,823	2,250

(Loss) income before income tax benefit and equity in undistributed earnings of Bank	(625)	34	(1,402)
Income tax benefit	2,393	1,154	906
Equity in undistributed earnings of Bank	24,115	19,013	14,902

Net income	$25,883	$20,201	$14,406

Condensed Statements of Cash Flows

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$25,883	$20,201	$14,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16	34	37
Write-off of deferred debt issuance costs	852	—	—
Equity in undistributed earnings of Bank	(24,115)	(19,013)	(14,902)
Decrease in income taxes payable attributable to stock option exercise gains	2,397	1,777	901
Changes in assets and liabilities:
Accounts payable and other liabilities	85	188	(3)
Income taxes payable	685	(1,383)	900
Other, net	323	88	171

Net cash provided by operating activities	6,126	1,892	1,510

Cash flows from investing activities:
Cash paid for bank charter intangible	(239)	—	—
Cash paid for acquisition	—	(1,079)	—
Purchase of AFS investment securities	(1,000)	—	—
Net proceeds from disposition (purchase) of investment in business trusts	70	(872)	—
Purchase of investment in LLC	—	(2,298)	—

Net cash used by investing activities	(1,169)	(4,249)	—

Cash flows from financing activities:
Proceeds from exercise of stock options	977	1,580	1,789
Proceeds from issuance of subordinated debentures	15,464	28,867	—
Repayment of subordinated debentures	(17,784)	—	—
Cash dividends paid	(4,914)	(3,663)	(2,369)

Net cash (used) provided by financing activities	(6,257)	26,784	(580)

Net (decrease) increase in cash and cash equivalents	(1,300)	24,427	930
Cash and cash equivalents - beginning of year	26,174	1,747	817

Cash and cash equivalents - end of year	$24,874	$26,174	$1,747