Form 10-K, Exhibit 13
period 2005-12-31
BANK OF THE OZARKS INC
filed 2006-03-13
CIK 1038205

Exhibit 13

Selected Consolidated Financial Data

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$112,881	$85,231	$68,883	$60,913	$60,119
Interest expense	44,305	24,608	20,115	21,076	32,049
Net interest income	68,576	60,623	48,768	39,837	28,070
Provision for loan and lease losses	2,300	3,330	3,865	3,660	3,401
Non-interest income	19,252	18,225	17,391	11,689	7,401
Non-interest expense	40,080	37,605	31,992	24,915	19,030
Net income	31,489	25,883	20,201	14,406	8,959
Share and per share data:*
Earnings - diluted	$1.88	$1.56	$1.24	$0.92	$0.59
Book value	8.97	7.36	6.07	4.70	3.74
Dividends	0.37	0.30	0.23	0.155	0.115
Weighted-average diluted shares outstanding (thousands)	16,766	16,635	16,287	15,689	15,262
Balance sheet data at period end:
Total assets	$2,134,882	$1,726,840	$1,386,529	$1,036,386	$871,912
Total loans and leases	1,370,723	1,134,591	909,147	717,895	616,076
Allowance for loan and lease losses	17,007	16,133	13,820	10,936	8,712
Total investment securities	574,120	434,512	364,320	232,168	187,167
Total deposits	1,591,643	1,379,930	1,062,064	790,173	677,743
Repurchase agreements with customers	35,671	33,223	29,898	20,739	16,213
Other borrowings	304,865	144,065	145,541	129,366	99,690
Total stockholders’ equity	149,403	121,406	98,486	72,918	56,617
Loan and lease to deposit ratio	86.12%	82.22%	85.60%	90.85%	90.90%
Average balance sheet data:
Total average assets	$1,912,961	$1,547,184	$1,197,346	$922,950	$814,446
Total average stockholders’ equity	137,185	108,419	85,471	64,149	52,334
Average equity to average assets	7.17%	7.01%	7.14%	6.95%	6.43%
Performance ratios:
Return on average assets	1.65%	1.67%	1.69%	1.56%	1.10%
Return on average stockholders’ equity	22.95	23.87	23.63	22.46	17.12
Net interest margin - FTE	4.18	4.43	4.52	4.69	3.83
Efficiency	43.43	46.23	47.51	47.94	52.45
Dividend payout	19.68	19.23	18.55	16.85	19.57
Assets quality ratios:
Net charge-offs to average loans and leases	0.11%	0.10%	0.20%	0.22%	0.24%
Nonperforming loans and leases to total loans and leases	0.25	0.57	0.47	0.31	0.29
Nonperforming assets to total assets	0.18	0.39	0.36	0.24	0.28
Allowance for loan and lease losses as a percentage of:
Total loans and leases	1.24%	1.42%	1.52%	1.52%	1.41%
Nonperforming loans and leases	502%	248%	326%	498%	482%
Capital ratios at period end:
Leverage capital	9.11%	9.41%	9.33%	8.64%	8.51%
Tier I risk-based capital	11.94	12.34	12.41	11.43	11.41
Total risk-based capital	13.02	13.74	14.89	12.68	12.67

*	Adjusted to give effect to 2-for-1 stock splits effective December 10, 2003 and June 17, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income for Bank of the Ozarks, Inc. (the “Company”) was $31.5 million for the year ended December 31, 2005, a 21.7% increase from net income of $25.9 million in 2004. Net income in 2003 was $20.2 million. Diluted earnings per share increased 20.5% to $1.88 in 2005 compared to $1.56 in 2004. Diluted earnings per share in 2003 were $1.24.

Effective December 10, 2003, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of stock outstanding on November 26, 2003. All share and per share information contained in this discussion and analysis has been adjusted to give effect to this stock split.

The table below shows total assets, loans and leases, deposits, stockholders’ equity and book value per share at December 31, 2005, 2004 and 2003 and the percentage changes year over year.

				% Change
	December 31,			2005 from 2004	2004 from 2003
	2005	2004	2003
	(Dollars in thousands, except per share amounts)
Total assets	$2,134,882	$1,726,840	$1,386,529	23.6%	24.5%
Loans and leases	1,370,723	1,134,591	909,147	20.8	24.8
Deposits	1,591,643	1,379,930	1,062,064	15.3	29.9
Stockholders’ equity	149,403	121,406	98,486	23.1	23.3
Book value per share	8.97	7.36	6.07	21.9	21.3

Two measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average equity (“ROE”). ROA measures net income in relation to average total assets. It is calculated by dividing annual net income by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2005, the Company’s ROA was 1.65% compared with 1.67% and 1.69%, respectively, for the years ended December 31, 2004 and 2003. ROE is calculated by dividing annual net income by average shareholders’ equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2005, the Company’s ROE was 22.95% compared with 23.87% and 23.63%, respectively, for the years ended December 31, 2004 and 2003.

Analysis of Results of Operations

The Company is a bank holding company whose primary business is commercial banking conducted through its wholly-owned state chartered bank subsidiary—Bank of the Ozarks (the “Bank”). The Company’s results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, subordinated debentures and other borrowings. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance (“BOLI”) income, other charges and fees, and gains and losses on sales of assets.

The Company’s non-interest expense consists primarily of employee compensation and benefits, net occupancy and equipment expense and other operating expenses. The Company’s results of operations are significantly affected by its provision for loan and lease losses and its provision for income taxes. The following discussion provides a summary of the Company’s operations for the past three years and should be read in conjunction with the consolidated financial statements and related notes presented elsewhere in the report.

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent (“FTE”) basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $4.5 million in 2005, $2.5 million in 2004 and $1.2 million in 2003. Such increases are consistent with the increase in the Company’s tax-exempt investment securities during those periods.

2005 compared to 2004

Net interest income (FTE) for 2005 increased 15.7% to $73.0 million compared to $63.1 million for 2004.

The growth in net interest income (FTE) in 2005 was primarily attributable to a 22.6% growth in average earning assets. Net interest margin (FTE) was 4.18% in 2005 compared to 4.43% in 2004, a decrease of 25 basis points (“bps”). Yields on earning assets increased 56 bps in 2005 compared to 2004. This increase was due primarily to an increase in loan and lease yields of 63 bps. The increased loan and lease yields are attributable to overall increases in general interest rate levels during 2005 as a result of the Federal Open Market Committee (“FOMC”) raising its fed funds target rate through a series of eight 25 bps increases during the year, which followed five 25 bps increases in 2004. Additionally, the Company increased its variable rate loans and leases as a percentage of total loans and leases from 40.6% at December 31, 2004 to 44.0% at December 31, 2005. Such increase in variable rate loans and leases as a percentage of total loans and leases allowed the Company to more quickly benefit from the increases in the prime rate and other interest rates which followed each of the FOMC rate increases. However, competitive loan pricing in many of the Company’s markets and a flattening of the yield curve differential between short-term and long-term interest rates during 2005 limited the Company’s ability to benefit fully from the FOMC rate increases. The Company believes to the extent the relatively flat yield curve and the current competitive environment continues, the Company will experience downward pressure on its net interest margin in 2006.

The Company’s aggregate yield on its investment securities portfolio increased 39 bps in 2005 compared to 2004. This was the result of a 31 basis point increase in yield on taxable investment securities, a 15 basis point decrease in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of tax-exempt investment securities. The increase in the yield on the Company’s taxable investment securities was primarily a result of new purchases at higher rates throughout 2005. The decrease in yield on the Company’s tax-exempt investment securities was primarily a result of purchasing new tax-exempt investment securities with a weighted-average yield below the weighted-average yield of the tax-exempt investment securities in the portfolio at the beginning of the year.

The 56 bps increase in earning asset yields was more than offset by an increase in the rates on interest bearing liabilities of 85 bps in 2005 compared to 2004, resulting in the overall net interest margin (FTE) compression. The increase in interest bearing liabilities rates was primarily attributable to an increase in the rates of interest bearing deposits of 83 bps. This increase in the rates on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, was primarily attributable to the overall increases in general interest rate levels in 2005 resulting from the FOMC rate increases and competitive deposit pricing pressures. Additionally, the Company’s certificates of deposits, which generally pay interest at higher rates than other interest bearing deposits, increased to 64.3% of the Company’s average interest bearing deposits in 2005 compared to 61.0% in 2004.

The Company’s use of other borrowings, which are comprised primarily of Federal Home Loan Bank of Dallas (“FHLB”) advances and federal funds purchased, increased in 2005 compared to 2004. The rate on the Company’s other borrowings increased by 69 bps and the rate on its subordinated debentures increased by 65 bps in 2005 compared to 2004. Such rate increases were attributable to the increase in short-term interest rates.

2004 compared to 2003

Net interest income (FTE) for 2004 increased 26.4% to $63.1 million compared to $49.9 million for 2003. The growth in net interest income (FTE) in 2004 was primarily attributable to a 28.9% growth in average earning assets. Net interest margin (FTE) was 4.43% in 2004 compared to 4.52% in 2003, a decrease of nine bps. Yields on earning assets declined 18 bps in 2004 compared to 2003. This decline was due to a decrease in loan and lease yields of 40 bps and a decrease in yields on tax-exempt investment securities of 15 bps, which were offset in part by an increase in yields on taxable investment securities of 32 bps. The decreased loan and lease yields were in part attributable to the Company’s increasing variable rate loans and leases as a percentage of its total loans and leases. Variable rate loans and leases increased to 40.6% of total loans and leases at December 31, 2004 compared to 32.7% at December 31, 2003. Interest rates charged for variable rate loans and leases are typically less than those charged for fixed rate loans and leases.

The 18 bps decline in earning asset yields was partially offset by a decline in rates on interest bearing liabilities of 12 bps. The decline in interest bearing liabilities was primarily attributable to a slight decrease in rates on interest bearing deposits of two bps, along with decreases in rates on subordinated debentures of 224 bps and other borrowings of 55 bps. The decline in rates on the subordinated debentures was due to the Company’s prepayment of $17.3 million of 9% subordinated debentures on June 18, 2004. The rates on other borrowings decreased primarily as a result of the Company’s increased utilization of short-term borrowings which had lower interest rates than its long-term borrowings and therefore blended down its average rates on other borrowings.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Interest income	$112,881	$85,231	$68,883
FTE adjustment	4,465	2,500	1,178

Interest income - FTE	117,346	87,731	70,061
Interest expense	44,305	24,608	20,115

Net interest income - FTE	$73,041	$63,123	$49,946

Yield on interest earning assets - FTE	6.72%	6.16%	6.34%
Rate on interest bearing liabilities	2.72	1.87	1.99
Net interest margin - FTE	4.18	4.43	4.52

The following table sets forth certain information relating to the Company’s net interest income (FTE) for the years ended December 31, 2005, 2004 and 2003. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost and include unrealized gains and losses on investment securities available for sale (“AFS”). The yields on loans and leases include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2005			2004			2003
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$332	$11	3.44%	$434	$19	4.30%	$467	$24	5.30%
Investment securities:
Taxable	319,234	16,998	5.32	310,569	15,566	5.01	255,013	11,958	4.69
Tax-exempt - FTE	181,386	12,468	6.87	98,408	6,904	7.02	43,282	3,103	7.17
Loans and leases - FTE	1,245,779	87,869	7.05	1,015,835	65,242	6.42	806,535	54,976	6.82

Total earning assets - FTE	1,746,731	117,346	6.72	1,425,246	87,731	6.16	1,105,297	70,061	6.34
Non-interest earning assets	166,230			121,938			92,049

Total assets	$1,912,961			$1,547,184			$1,197,346

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$466,609	$7,041	1.51%	$420,325	$4,232	1.01%	$343,776	$3,521	1.02%
Time deposits of $100,000 or more	542,378	16,265	3.00	411,865	7,757	1.88	294,028	5,395	1.83
Other time deposits	299,104	8,008	2.68	245,935	4,807	1.95	190,593	4,135	2.17

Total interest bearing deposits	1,308,091	31,314	2.39	1,078,125	16,796	1.56	828,397	13,051	1.58
Repurchase agreements with customers	26,620	450	1.69	37,116	446	1.20	30,347	317	1.04
Other borrowings	251,589	9,848	3.91 (1)	159,510	5,134	3.22 (1)	127,326	4,803	3.77 (1)
Subordinated debentures	44,331	2,693	6.08	41,099	2,232	5.43	25,336	1,944	7.67

Total interest bearing liabilities	1,630,631	44,305	2.72	1,315,850	24,608	1.87	1,011,406	20,115	1.99
Non-interest bearing liabilities:
Non-interest bearing deposits	138,072			118,798			95,523
Other non-interest bearing liabilities	7,073			4,117			4,946

Total liabilities	1,775,776			1,438,765			1,111,875
Stockholders’ equity	137,185			108,419			85,471

Total liabilities and stockholders’ equity	$1,912,961			$1,547,184			$1,197,346

Net interest income - FTE		$73,041			$63,123			$49,946

Net interest margin - FTE			4.18%			4.43%			4.52%

(1)	The interest expense and rates for other borrowings are impacted by interest capitalized on construction projects in the amount of $446,000, $144,000 and $93,000, respectively, for the years ended December 31, 2005, 2004 and 2003. In the absence of this capitalization, these rates would have been 4.09%, 3.31% and 3.85%, respectively, for the years ended December 31, 2005, 2004 and 2003.

The following table reflects how changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Company’s interest income (FTE), interest expense and net interest income (FTE) for the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2005 over 2004			2004 over 2003
	Volume	Yield/ Rate	Net Change	Volume	Yield/ Rate	Net Change
	(Dollars in thousands)
Increase (decrease) in:
Interest income - FTE:
Interest earning deposits and federal funds sold	$(3)	$(5)	$(8)	$(1)	$(4)	$(5)
Investment securities:
Taxable	461	971	1,432	2,785	823	3,608
Tax-exempt - FTE	5,704	(140)	5,564	3,867	(66)	3,801
Loans and leases - FTE	16,219	6,408	22,627	13,442	(3,176)	10,266

Total interest income - FTE	22,381	7,234	29,615	20,093	(2,423)	17,670

Interest expense:
Savings and interest bearing transaction	698	2,111	2,809	771	(60)	711
Time deposits of $100,000 or more	3,914	4,594	8,508	2,219	143	2,362
Other time deposits	1,424	1,777	3,201	1,082	(410)	672
Repurchase agreements with customers	(177)	181	4	81	48	129
Other borrowings	3,604	1,110	4,714	1,036	(705)	331
Subordinated debentures	196	265	461	856	(568)	288

Total interest expense	9,659	10,038	19,697	6,045	(1,552)	4,493

Increase (decrease) in net interest income - FTE	$12,722	$(2,804)	$9,918	$14,048	$(871)	$13,177

Non-Interest Income

The Company’s non-interest income consists primarily of (1) service charges on deposit accounts, (2) mortgage lending income, (3) trust income, (4) BOLI income, (5) appraisal fees, credit life commissions and other credit related fees, (6) safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees and (7) gains and losses on sales of assets.

2005 compared to 2004

Non-interest income for the year ended December 31, 2005 increased 5.6% to $19.3 million compared to $18.2 million in 2004. Service charges on deposits accounts are the Company’s largest source of non-interest income and increased 4.2% to $9.9 million in 2005 compared to $9.5 million in 2004. This increase is primarily attributable to growth in core deposit customers. Trust income increased 13.3% to $1.7 million in 2005 compared to $1.5 million in 2004. This increase is primarily the result of continued growth in trust customers. BOLI income increased to $1.8 million in 2005, a 49.7% increase over 2004 BOLI income of $1.2 million. This increase is primarily attributable to a full year’s impact of cash surrender value increases on BOLI purchased by the Company on October 1, 2004.

These increases in non-interest income were partially offset by a decrease in mortgage lending income, the Company’s second largest source of non-interest income. Mortgage lending income declined 7.8% to $3.0 million in 2005 compared to $3.3 million in 2004. Originations of mortgage loans held for sale decreased 1.4% to $175.6 million in 2005 compared to $178.0 million in 2004. Refinancing of existing mortgages accounted for approximately 39% of the Company’s 2005 originations of mortgage loans held for sale compared to 43% in 2004. Mortgage loans held for sale for home purchases were 61% of 2005 originations compared to 57% of originations in 2004.

Gains on sales of investment securities were $213,000 in 2005 compared to $774,000 in 2004. The Company sold approximately $8.8 million of its AFS investment securities in 2005 and $15.6 million of its AFS investment securities in 2004. Gains on sales of other assets were $567,000 in 2005 compared to $241,000 in 2004.

2004 compared to 2003

Non-interest income for the year ended December 31, 2004 increased 4.8% to $18.2 million compared with $17.4 million in 2003. During 2004 service charges on deposit accounts increased 22.1%, as the Company increased the number of its core deposit customers and increased certain service charges in January 2004. The increase in the Company’s safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees is primarily the result of the increase in operating lease income which was $332,000 in 2004 compared to $29,000 in 2003. During 2004 the Company realized net gains of $774,000 from the sales of approximately $15.6 million of its AFS investment securities. The majority of the investment securities gains were realized to help offset the impact of a charge incurred as a result of the Company prepaying its $17.3 million of 9% subordinated debentures. Gains on sales of investment securities were $144,000 in 2003 from the sale of $5.0 million of the Company’s investment securities. BOLI income increased 7.2% in 2004 compared to 2003 primarily as a result of the Company’s purchase of $18 million of additional BOLI on October 1, 2004.

These increases in non-interest income were partially offset by a 40.7% decrease in mortgage lending income as mortgage refinancing activity declined significantly from the levels experienced during 2003. Originations of mortgage loans held for sale decreased 41.7% to $178.0 million in 2004 compared to $305.5 million in 2003. Refinancing of existing mortgages accounted for approximately 43% of the Company’s 2004 originations of mortgage loans held for sale compared to 68% in 2003. Mortgage loans held for sale for home purchases were 57% of 2004 originations compared to 32% of originations in 2003.

Trust income declined 5.6% in 2004 compared to 2003 as the level of Arkansas municipal bond issuance and associated corporate trust fees declined.

The table below shows non-interest income for the years ended December 31, 2005, 2004 and 2003.

Non-Interest Income

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Service charges on deposit accounts	$9,875	$9,479	$7,761
Mortgage lending income	3,034	3,292	5,548
Trust income	1,673	1,476	1,564
Bank owned life insurance income	1,816	1,213	1,132
Appraisal, credit life commissions and other credit related fees	505	440	523
Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees	1,099	1,006	631
Gains on sales of investment securities	213	774	144
Gains on sales of other assets	567	241	18
Other	470	304	70

Total non-interest income	$19,252	$18,225	$17,391

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses. Non-interest expense for the year ended December 31, 2005 increased 6.6% to $40.1 million compared with $37.6 million in 2004. Non-interest expense was $32.0 million in 2003.

Non-interest expense for both 2005 and 2004 increased compared to the previous year primarily as a result of the Company’s continued growth and expansion. During 2005 the Company opened six new banking offices, and during 2004 it opened 10 new banking offices. At December 31, 2005, the Company had 57 full service banking offices compared to 51 at December 31, 2004 and 41 at December 31, 2003. As a result of its growth and expansion, the Company’s full time equivalent employees increased to 629 at December 31, 2005 compared to 561 at December 31, 2004 and 473 at December 31, 2003, an increase of 12.1% in 2005 and 18.6% in 2004.

Effective January 1, 2003 the Company adopted the prospective method of fair value recognition as provided under Statement of Financial Accounting Standards (“SFAS”) No. 123, as amended by SFAS No. 148, for compensation expense under its stock-based compensation plans. As a result the Company recorded pretax expenses of $614,000 during 2005, $258,000 during 2004 and $141,000 during 2003 in connection with stock options granted after December 31, 2002 under its stock-based compensation plans.

In December 2004 the Financial Accounting Standards Board issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R eliminated the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting that was provided in SFAS No. 123. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. The provisions of SFAS No. 123R are effective for the first quarter of the first fiscal year that begins after June 15, 2005. Since the Company adopted the prospective transition method of fair value stock-based compensation accounting as provided for under the provisions of SFAS No. 148, the Company expects the adoption of SFAS No. 123R will not have a material impact on its financial position, results of operations or liquidity.

On June 18, 2004 the Company prepaid its $17.3 million of 9% subordinated debentures. In connection with this prepayment, the Company wrote off $852,000 of unamortized deferred debt issuance costs.

As a result of revenue (the sum of net interest income—FTE and non-interest income) growing at a faster rate than its rate of growth in non-interest expense, the Company’s efficiency ratio (non-interest expense divided by revenue) improved to 43.4% for the year ended December 31, 2005 compared to 46.2% in 2004 and 47.5% in 2003.

The following table shows non-interest expense for the years ended December 31, 2005, 2004 and 2003.

Non-Interest Expense

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Salaries and employee benefits	$23,477	$20,666	$18,411
Net occupancy and equipment expense	6,254	5,189	4,421
Other operating expenses:
Postage and supplies	1,620	1,660	1,431
Advertising and public relations	1,325	1,434	1,016
Telephone and data lines	1,371	1,139	948
Professional and outside services	886	823	643
ATM expense	611	819	587
Software expense	828	662	571
FDIC and state assessments	506	436	376
Other real estate and foreclosure expense	213	394	367
Amortization of intangibles	262	258	206
Write-off of deferred debt issuance costs	—	852	—
Other	2,727	3,273	3,015

Total non-interest expense	$40,080	$37,605	$31,992

Income Taxes

The Company’s provision for income taxes was $14.0 million for the year ended December 31, 2005 compared to $12.0 million in 2004 and $10.1 million in 2003. Its effective income tax rates were 30.7%, 31.7% and 33.3%, respectively, for 2005, 2004 and 2003.

The decline in the effective tax rate of 102 bps in 2005 compared with 2004, and the decline in the effective tax rate of 160 bps in 2004 compared with 2003 are primarily a result of the following factors. First, the Company has increased its municipal investment securities portfolio, which is exempt from federal and state taxes, in both absolute dollar amount and as a percentage of earning assets during 2005 compared with 2004 and during 2004 compared with 2003. This accounted for a decline in the effective tax rate of approximately 207 bps for 2005 compared to 2004 and approximately 192 bps for 2004 compared to 2003. Second, certain tax credit investments impacted the Company’s effective tax rates. These investments generated tax benefits which reduced combined federal and state income taxes by $235,000 in 2005, $712,000 in 2004 and $556,000 in 2003. The reduced level of such benefits in 2005 accounted for an increase in the effective tax rate of approximately 156 bps in 2005 compared to 2004. The impact of such tax credit investments on the Company’s 2004 effective tax rate compared to 2003 was not significant. The Company incurred pretax impairment charges of $191,000 in 2005, $424,000 in 2004 and $320,000 in 2003 associated with these investments.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2005 the Company’s loan and lease portfolio was $1.37 billion, an increase of 20.8% from $1.13 billion at December 31, 2004. As of December 31, 2005, the Company’s loan and lease portfolio consisted of approximately 81.7% real estate loans, 8.0% commercial and industrial loans, 5.8% consumer loans, 2.8% direct financing leases and 1.5% agricultural loans (non-real estate). Real estate loans, the Company’s largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens. Total real estate loans increased 21.9% from $919 million at December 31, 2004 to $1.12 billion at December 31, 2005. This increase is primarily attributable to the Company’s continued expansion into markets with significant commercial and residential development, including the northwest Arkansas, Dallas, Texas and Charlotte, North Carolina markets.

The amount and type of loans and leases outstanding are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$271,989	$248,435	$218,851	$183,687	$167,559
Non-farm/non-residential	375,628	330,442	285,451	212,481	180,257
Construction/land development	353,552	242,590	117,835	65,474	51,140
Agricultural	74,644	66,061	61,500	57,525	45,303
Multifamily residential	44,417	31,608	23,657	28,555	20,850

Total real estate	1,120,230	919,136	707,294	547,722	465,109
Commercial and industrial	109,459	100,642	111,978	95,951	78,324
Consumer	78,916	73,420	64,831	54,097	55,805
Direct financing leases	38,060	19,320	3,622	—	—
Agricultural (non-real estate)	20,605	18,520	15,266	15,388	12,866
Other	3,453	3,553	6,156	4,737	3,972

Total loans and leases	$1,370,723	$1,134,591	$909,147	$717,895	$616,076

Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2005, by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. Also many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$438,611	$580,910	$100,709	$1,120,230
Commercial, industrial and agricultural	59,207	56,448	14,409	130,064
Consumer	17,926	57,556	3,434	78,916
Direct financing leases	762	36,859	439	38,060
Other	1,759	1,629	65	3,453

	$518,265	$733,402	$119,056	$1,370,723

Fixed rate	$216,357	$491,747	$58,992	$767,096
Floating rate (not at a floor or ceiling rate)	286,255	190,569	48,872	525,696
Floating rate (at floor rate)	3,834	3,351	6,385	13,570
Floating rate (at ceiling rate)	11,819	47,735	4,807	64,361

	$518,265	$733,402	$119,056	$1,370,723

The following table reflects loans and leases as of December 31, 2005 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Through 2 Years	Over 2 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Fixed rate	$277,470	$156,519	$173,392	$120,575	$39,140	$767,096
Floating rate (not at a floor or ceiling rate)	519,546	2,314	2,117	1,423	296	525,696
Floating rate (at floor rate)	9,473	1,711	1,841	545	—	13,570
Floating rate (at ceiling rate)	64,361	—	—	—	—	64,361

	$870,850	$160,544	$177,350	$122,543	$39,436	$1,370,723

Percentage of total	63.5%	11.7%	13.0%	8.9%	2.9%	100.0%
Cumulative percentage of total	63.5	75.2	88.2	97.1	100.0

Nonperforming Assets

Nonperforming assets consist of (1) nonaccrual loans and leases, (2) accruing loans and leases 90 days or more past due, (3) certain restructured loans and leases providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower or lessee and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan or lease obligations or upon foreclosure.

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

Nonperforming loans and leases as a percent of total loans and leases were 0.25% at year-end 2005 compared to 0.57% and 0.47%, respectively, at year-end 2004 and 2003. Nonperforming assets as a percent of total assets were 0.18% as of year-end 2005 compared to 0.39% and 0.36%, respectively, at year-end 2004 and 2003.

The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and leases, foreclosed assets held for sale and repossessions.

Nonperforming Assets

	December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Nonaccrual loans and leases	$3,385	$6,497	$4,235	$2,194	$1,806
Accruing loans and leases 90 days or more past due	—	—	—	—	—
Restructured loans and leases	—	—	—	—	—

Total nonperforming loans and leases	3,385	6,497	4,235	2,194	1,806
Foreclosed assets held for sale and repossessions(1)	356	157	780	333	661

Total nonperforming assets	$3,741	$6,654	$5,015	$2,527	$2,467

Nonperforming loans and leases to total loans and leases	0.25%	0.57%	0.47%	0.31%	0.29%
Nonperforming assets to total assets	0.18	0.39	0.36	0.24	0.28

(1)	Foreclosed assets held for sale and repossessions are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value net of estimated selling costs, if lower, until disposition.

Allowance and Provision for Loan and Lease Losses

The Company’s allowance for loan and lease losses was $17.0 million at December 31, 2005, or 1.24% of total loans and leases, compared with $16.1 million, or 1.42% of total loans and leases, at December 31, 2004. The allowance for loan and lease losses was $13.8 million or 1.52% of loan and leases at December 31, 2003. The increase in the allowance for loan and lease losses in recent years primarily reflects the growth in the Company’s loan and lease portfolio. While the Company believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

The amounts of provision to the allowance for loan and lease losses are based on the Company’s judgment and evaluation of the loan and lease portfolio utilizing the criteria discussed below. The provision for loan and lease losses for 2005 was $2.3 million compared to $3.3 million in 2004 and $3.9 million in 2003.

The Company’s net charge-offs to average loans and leases was 11 bps in 2005 compared to 10 bps in 2004 and 20 bps in 2003. The relatively low level of net charge-offs in recent years has resulted in a decline in the historical loss percentages used in the determination of the adequacy of the allowance for loan and lease losses. This has contributed to the decline in the Company’s allowance for loan and lease losses as a percentage of outstanding loans and leases and in its annual provision for loan and lease losses.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Balance, beginning of period	$16,133	$13,820	$10,936	$8,712	$6,606
Loans and leases charged off:
Real estate:
Residential 1-4 family	196	167	288	361	306
Non-farm/non-residential	47	201	433	135	112
Construction/land development	—	29	44	216	41
Agricultural	—	—	5	89	9

Total real estate	243	397	770	801	468
Commercial and industrial	706	346	632	217	463
Consumer	785	503	450	626	452
Agricultural (non-real estate)	50	31	23	29	37

Total loans and leases charged off	1,784	1,277	1,875	1,673	1,420

Recoveries of loans and leases previously charged off:
Real estate:
Residential 1-4 family	53	32	20	14	20
Non-farm/non-residential	17	48	6	95	9
Construction/land development	23	1	8	2	1
Agricultural	—	—	6	—	—

Total real estate	93	81	40	111	30
Commercial and industrial	102	35	35	12	11
Consumer	152	142	141	112	84
Agricultural (non-real estate)	11	2	18	2	—

Total recoveries	358	260	234	237	125

Net loans and leases charged off	1,426	1,017	1,641	1,436	1,295
Provision charged to operating expense	2,300	3,330	3,865	3,660	3,401
Allowance added in bank acquisition	—	—	660	—	—

Balance, end of period	$17,007	$16,133	$13,820	$10,936	$8,712

Net charge-offs to average loans and leases	0.11%	0.10%	0.20%	0.22%	0.24%
Allowance for loan and lease losses to total loans and leases	1.24%	1.42%	1.52%	1.52%	1.41%
Allowance for loan and lease losses to nonperforming loans and leases	502%	248%	326%	498%	482%

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 5, “Accounting for Contingencies,” and are based on the Company’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its allowance for loan and lease losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect the borrowers’ or lessees’ ability to pay, the value of property securing the loans and leases, and other relevant factors.

The Company’s internal grading system analysis assigns grades to all loans and leases except residential 1-4 family loans and consumer installment loans. Graded loans and leases are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. Residential 1-4 family and consumer installment loans are assigned an allowance allocation percentage based on past due status. Allowance allocation percentages for the various risk grades and past due categories are determined by management and are adjusted periodically. In determining these allowance allocation percentages, management considers, among other factors, historical loss percentages for risk rated loans and leases, consumer loans and residential 1-4 family loans. Additionally, management considers a variety of subjective criteria in determining the allowance allocation percentages.

All loans deemed to be impaired are evaluated individually. The majority of the Company’s impaired loans are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan. For all other impaired loans, the Company compares estimated discounted cash flows to the current investment in the loan. To the extent that the Company’s current investment in a particular loan exceeds its estimated net collateral value or its estimated discounted cash flows, the loan is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

The sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance determined by management that reflects inherent but undetected losses in the portfolio and imprecision in the allowance methodology, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses. The portion of the allowance that is not derived by the allowance allocation percentages compensates for the uncertainty and complexity in estimating loan and lease losses including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. The factors and conditions evaluated in determining the unallocated portion of the allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) recent loss experience in particular segments of the portfolio, (7) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, (8) the Company’s ongoing expansion into new markets, (9) the offering of new loan and lease products, (10) expectations regarding the current business cycle, (11) bank regulatory examination results and (12) findings of the internal loan review department.

At December 31, 2005 management believed it was appropriate to maintain an unallocated portion of the allowance that is not derived by the allowance allocation percentages that ranges from 15% to 25% of the total allowance for loan and lease losses. In making this assessment, management considered a number of subjective criteria including (1) the degree of seasoning of many loans and leases in the portfolio, (2) the granularity or concentrations of credits to single borrowers, industries, and collateral types in the portfolio, (3) the ongoing expansion into new markets, and (4) the offering of relatively new loan and lease products.

In addition to the internal grading system and specific impairment analysis, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by the Bank to the peer group average percentage as shown on the most recently available Federal Deposit Insurance Corporation’s (“FDIC”) Uniform Bank Performance Report and the Federal Reserve Bank’s (“FRB”) Uniform Bank Holding Company Report. The Company also compares the allowance for loan and lease losses to its historical cumulative net charge-offs for the five preceding calendar years.

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

Although the Company does not determine the overall allowance based upon the amount of loans or leases in a particular type or category (except in the case of residential 1-4 family and consumer installment loans), risk elements attributable to particular loan or lease types or categories are considered in assigning loan and lease grades to individual loans and leases. These risk elements include the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age, condition and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

The Board of Directors reviews the allowance on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management’s assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans and consumer installment loans, (ii) the past due status of residential 1-4 family loans and consumer loans and (iii) allowances made for specific loans and leases, the total allowance amount is available to absorb losses across the Company’s entire loan and lease portfolio.

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases within each category, or loan and lease categories in general, and the unallocated allowance. The table also reflects the percentage of loans and leases in each category to the total portfolio of loans and leases for each of the periods indicated. These allowance amounts have been computed using the Company’s internal grading system and specific impairment analysis. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories.

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2005		2004		2003		2002		2001
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$3,423	19.8%	$3,427	21.9%	$1,393	24.1%	$1,248	25.6%	$929	27.2%
Non-farm/non-residential	3,368	27.4	3,107	29.1	3,790	31.4	2,625	29.6	2,177	29.3
Construction/land development	2,720	25.8	1,864	21.4	1,301	12.9	736	9.1	614	8.3
Agricultural	562	5.5	510	5.8	756	6.8	728	8.0	591	7.3
Multifamily residential	335	3.2	243	2.8	261	2.6	290	4.0	227	3.4
Commercial and industrial	1,111	8.0	1,004	8.9	1,600	12.3	1,228	13.4	896	12.7
Consumer	2,062	5.8	1,752	6.5	1,083	7.1	975	7.5	986	9.1
Agricultural (non-real estate)	200	1.5	164	1.6	195	1.7	204	2.2	166	2.1
Direct financing leases	286	2.8	170	1.7	72	0.4	—	—	—	—
Other	41	0.2	25	0.3	952	0.7	599	0.6	479	0.6
Unallocated allowance	2,899		3,867		2,417		2,303		1,647

	$17,007		$16,133		$13,820		$10,936		$8,712

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases and the list of impaired loans and leases, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are charged off. At December 31, 2005 substandard loans and leases not designated as nonaccrual or 90 days past due totaled $4.4 million compared to $2.6 million at December 31, 2004. No loans or leases were designated as doubtful or loss at December 31, 2005 or December 31, 2004.

Administration of the Bank’s lending function is the responsibility of the Chief Executive Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the Board of Directors and the loan committee. Loan or lease authority is granted to the Chief Executive Officer and certain other senior officers as determined by the Board of Directors. Loan or lease authorities of other lending officers are assigned by the Chief Executive Officer.

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the legal lending limit of the Bank are authorized by the loan committee which during 2005 consisted of two of the Bank’s senior lenders and any five or more directors. The Board of Directors reviews on a monthly basis reports of loan and lease originations, loan and lease commitments over $100,000, past due loans and leases, internally classified and watch list loans and leases, a summary of the activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

The Company’s compliance and loan review officers are responsible for the Bank’s compliance and loan review areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan and lease administration. The compliance and loan review officers prepare reports which identify deficiencies, establish recommendations for improvement and outline management’s proposed action plan for curing the identified deficiencies. These reports are provided to the Company’s audit committee, which consists of three or more members of the Board of Directors all of whom have been determined by the Board of Directors to qualify as “independent” under the Sarbanes-Oxley Act of 2002, related SEC rules and regulations and NASDAQ listing standards relating to audit committees.

Investment Securities

The Company’s investment securities portfolio provides a significant source of revenue for the Company. At December 31, 2005, 2004 and 2003, the Company classified all of its investment securities portfolio as AFS. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss).

The following table presents the amortized cost and the fair value of investment securities for the dates indicated.

Investment Securities

	December 31,
	2005		2004		2003
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
	(Dollars in thousands)
Mortgage-backed securities	$266,722	$258,540	$303,816	$299,724	$259,862	$258,560
Obligations of states and political subdivisions	227,286	231,681	120,599	121,691	89,707	90,344
Securities of U.S. Government agencies	66,027	65,503	—	—	—	—
Other securities	18,320	18,396	13,027	13,097	14,915	15,416

Total	$578,355	$574,120	$437,442	$434,512	$364,484	$364,320

(1)	The fair value of the Company’s investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.

The following table reflects the maturity distribution of the Company’s investment securities, at fair value, as of December 31, 2005 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2005 and (3) callable investment securities for which the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Mortgage-backed securities	$55,201	$105,525	$97,814	$—	$258,540
Obligations of states and political subdivisions	440	8,276	19,223	203,742	231,681
Securities of U.S. Government agencies	—	37,426	28,077	—	65,503
Other securities(1)	—	—	—	18,396	18,396

Total	$55,641	$151,227	$145,114	$222,138	$574,120

Percentage of total	9.69%	26.34%	25.28%	38.69%	100.00%
Weighted-average yield - FTE(2)	5.24	5.18	5.45	6.95	5.94

(1)	Includes approximately $15.8 million of FHLB stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(2)	The weighted-average yields - FTE are based on amortized cost.

Deposits

The Company’s bank subsidiary lending and investing activities are funded primarily by deposits, approximately 59.0% of which were time deposits and 41.0% of which were demand and savings deposits at December 31, 2005. Total deposits at December 31, 2004 included approximately 57.0% time deposits and approximately 43.0% demand and savings deposits. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprised 32.0% of total deposits at December 31, 2005 and 32.6% at December 31, 2004. Non-interest bearing demand deposits constituted 9.0% of total deposits at December 31, 2005 compared to 10.4% at December 31, 2004. The Company had $163.1 million of brokered deposits at December 31, 2005 compared to $96.0 million at December 31, 2004.

At December 31, 2005 the Company’s total deposits were $1.59 billion, an increase of 15.3% from $1.38 billion at December 31, 2004.

The following table reflects the average balances and average rates paid for each deposit category shown for the years ended December 31, 2005, 2004 and 2003.

Average Deposit Balances and Rates

	Year Ended December 31,
	2005		2004		2003
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing accounts	$138,072	—	$118,798	—	$95,523	—
Interest bearing accounts:
Transaction (NOW)	375,361	1.48%	344,908	1.06%	277,327	1.10%
Savings	27,265	0.20	28,248	0.24	26,594	0.33
Money market	63,983	2.23	47,169	1.11	39,855	0.95
Time deposits less than $100,000	299,104	2.68	245,935	1.95	190,593	2.17
Time deposits $100,000 or more	542,378	3.00	411,865	1.88	294,028	1.83

Total deposits	$1,446,163		$1,196,923		$923,920

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2005.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2005
(Dollars in thousands)
Maturity
3 months or less	$276,387
Over 3 to 6 months	186,717
Over 6 to 12 months	152,137
Over 12 months	7,550

$622,791

Interest Rate Risk

Interest rate risk results from timing differences in the repricing of assets and liabilities or from changes in relationships between interest rate indexes. The Company’s interest rate risk management is the responsibility of the ALCO and Investments Committee (“ALCO”) which reports to the Board of Directors. The ALCO oversees the asset/liability (interest rate risk) position, liquidity and funds management, and investment portfolio functions of the Company.

The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of interest earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, the ALCO reviews on at least a quarterly basis the Company’s relative ratio of rate sensitive assets (“RSA”) to rate sensitive liabilities (“RSL”) and the related cumulative gap for different time periods. However, the primary tool used by ALCO to analyze the Company’s interest rate risk and interest rate sensitivity is an earnings simulation model.

This earnings simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. In addition to the data in the gap table presented below, this model incorporates a number of additional factors. These factors include: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various RSA and RSL will reprice, (3) the expected growth in various interest earning assets and interest bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other factors. Inclusion of these factors in the model is intended to more accurately project the Company’s expected changes in net interest income resulting from interest rate changes. The Company models its change in net interest income assuming interest rates go up 100 bps, up 200 bps, down 100 bps and down 200 bps. For purposes of this model, the Company has assumed that the change in interest rates phases in over a 12-month period. While the Company believes this model provides a more accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, expected changes in administered rates on interest bearing deposit accounts, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the earnings simulation model will reflect future results.

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing December 1, 2005. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	(1.9)%
+100	(0.9)
-100	0.8
-200	0.5

In the event of a shift in interest rates, the Company may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest earning assets and interest bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans and leases and deposits.

The Company’s simple static gap analysis is shown in the following table. At December 31, 2005 the cumulative ratios of RSA to RSL at six months and one year, respectively, were 67.69% and 67.15%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results. As already noted, the Company believes the earnings simulation model results presented above are a more meaningful estimate of its interest rate risk and sensitivity.

Rate Sensitive Assets and Liabilities

	December 31, 2005
	RSA(1)	RSL	Period Gap	Cumulative Gap	Cumulative Gap to Total RSA	Cumulative RSA to RSL
	(Dollars in thousands)
Immediate to 6 months	$757,036	$1,118,377	$(361,341)	$(361,341)	(18.58)%	67.69%
Over 6—12 months	182,331	280,533	(98,202)	(459,543)	(23.63)	67.15
Over 1—2 years	207,336	21,976	185,360	(274,183)	(14.10)	80.70
Over 2—3 years	229,966	2,540	227,426	(46,757)	(2.40)	96.72
Over 3—5 years	178,675	61,018	117,657	70,900	3.65	104.78
Over 5 years	389,706	348,610	41,096	111,996	5.76	106.11

Total	$1,945,050	$1,833,054	$111,996

(1)	Certain variable rate loans have a contractual floor and/or ceiling rate. Approximately $13.6 million of loans were at their contractual floor rate and approximately $64.4 million of loans were at their contractual ceiling rate as of December 31, 2005. These loans are shown in the earliest time period in which they could reprice even though the contractual floor/ceiling may preclude repricing to a lower/higher rate. Of these loans at their contractual floor rate, $8.5 million are reflected as repricing immediately to six months, $1.0 million in over six to 12 months and the remaining $4.1 million are reflected in various time periods exceeding 12 months. All loans at their contractual ceiling rate are reflected as repricing in the immediate to six months time period.

The data used in the previous table is based on contractual repricing dates for variable or adjustable rate instruments except for non-maturity interest bearing deposit accounts. With respect to non-maturity interest bearing deposit accounts, the Company believes these deposit accounts are “core” to the Company’s banking operations and may not reprice on a one-to-one basis as a result of interest rate movements. At December 31, 2005 the Company estimates the co-efficient for change in interest rates is approximately 50% for its interest bearing money market account balances, approximately 30% for its MaxYield® account balances, approximately 25% for its other interest bearing transaction account balances and approximately 5% for its savings account balances. Accordingly the Company has included these portions of the non-maturity interest bearing deposit accounts as repricing immediately, with the remaining portions shown as repricing beyond five years. Fixed-rate callable investments and borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the category for the time period in which the call occurs or is expected to occur. Collateralized mortgage obligations and other mortgage-backed securities are scheduled over maturity periods utilizing Bloomberg consensus prepayment speeds based on interest rate levels at December 31, 2005. Other fixed-rate financial instruments are scheduled on their contractual maturity.

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

Capital Compliance

Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum “risk-based capital ratios” and a minimum “leverage ratio.” The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders’ equity excluding goodwill, certain intangibles and net unrealized gains and losses on available-for-sale investment securities, but including, subject to limitations, trust preferred securities and other qualifying items) to risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which includes the qualifying portion of the allowance for loan and lease losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company’s consolidated risk-based and leverage capital ratios exceeded these minimum requirements at December 31, 2005 and 2004 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2005 and 2004.

Consolidated Capital Ratios

	December 31,
	2005	2004
	(Dollars in thousands)
Tier 1 capital:
Stockholders’ equity	$149,403	$121,406
Allowed amount of trust preferred securities	43,000	41,062
Net unrealized losses on available-for-sale investment securities	2,574	1,781
Less goodwill and certain intangible assets	(6,402)	(6,664)

Total Tier 1 capital	188,575	157,585
Tier 2 capital:
Remaining amount of trust preferred securities	—	1,938
Qualifying allowance for loan and lease losses	17,007	15,968

Total risk-based capital	$205,582	$175,491

Risk-weighted assets	$1,579,371	$1,277,311

Adjusted quarterly average assets - fourth quarter	$2,069,430	$1,673,777

Ratios at end of period:
Leverage capital	9.11%	9.41%
Tier 1 risk-based capital	11.94	12.34
Total risk-based capital	13.02	13.74
Minimum ratio guidelines:
Leverage capital(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31,
	2005	2004
	(Dollars in thousands)
Stockholders’ equity - Tier 1	$159,972	$131,856
Leverage capital	7.75%	7.90%
Tier 1 risk-based capital	10.17	10.36
Total risk-based capital	11.25	11.61

Liquidity and Capital Resources

Growth and Expansion. During 2005 the Company added six Arkansas banking offices, including new offices in North Little Rock, Mountain Home, Bentonville, Fayetteville, Benton and Russellville. During 2004 the Company added ten new banking offices. These included seven new Arkansas offices and its first three Texas banking offices. At December 31, 2005 the Company had 54 Arkansas banking offices, three Texas banking offices and loan production offices in Charlotte, North Carolina and in Little Rock and Bentonville, Arkansas.

The Company expects to continue its growth and de novo branching strategy. During 2006 it expects to open approximately twelve new banking offices, depending, among other factors, on the time required to obtain permits and approvals and to design, construct, equip and staff such offices. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty.

During 2005 the Company spent $27.0 million on capital expenditures for premises and equipment. The Company’s capital expenditures for 2006 are expected to be in the range of $26 to $34 million including progress payments on construction projects expected to be completed in 2006 through 2008, furniture and equipment costs and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, primarily depending on the number and cost of additional branch offices constructed and sites acquired for future development.

Prepayment of Subordinated Debentures. On June 18, 2004 the Company prepaid its $17.3 million of 9.0% subordinated debentures and the related 9.0% trust preferred securities. In connection with this prepayment, the Company incurred a pretax charge of $852,000 for the write-off of unamortized debt issuance costs.

Issuance of Subordinated Debentures. On September 28, 2004 the Company issued $15 million of adjustable rate subordinated debentures and related trust preferred securities. These securities bear interest at the 90-day LIBOR plus 2.22%, adjustable quarterly. The interest rate on these securities at December 31, 2005 was 6.60%. These securities have a 30-year final maturity and are prepayable at par by the Company on or after the fifth anniversary date or earlier in certain circumstances. The securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Bank Liquidity. Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors and borrowers by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility the Company may be unable to satisfy those current or future financial commitments. The ALCO has primary oversight for the Company’s liquidity and funds management.

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor and borrower demands, as well as operating cash needs of the Company are met, and the cost of funding such requirements and needs is reasonable. The Company maintains a liquidity risk management policy and a contingency funding plan that include policies and procedures for managing liquidity risk. Generally the Company relies on customer deposits, loan and lease repayments and repayments of its investment securities as its primary sources of funds. The Company has used these funds, together with FHLB advances, other borrowings and brokered deposits to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers’ and lessees’ ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, reductions in real estate values or markets, business closings or lay-offs, inclement weather and natural disasters. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and withdrawal demands or otherwise fund operations. Such sources include FHLB advances, federal funds lines of credit from correspondent banks, FRB borrowings and brokered deposits.

At December 31, 2005 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $166.7 million of available blanket borrowing capacity with the FHLB, (2) $53.3 million of investment securities available to pledge for federal funds or other borrowings, (3) $36.0 million of available unsecured federal funds borrowing lines and (4) up to $124.4 million from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on customer deposits, loan and lease repayments and repayments of its investment securities to provide liquidity. Additionally, where necessary, brokered deposits and the sources of funds described above will be used to augment the Company’s primary funding sources. As of December 31, 2005 the Company had outstanding brokered deposits of $163.1 million.

Dividend Policy. In 2005 the Company paid dividends of $0.37 per share. In 2004 and 2003 the Company paid dividends of $0.30 and $0.23 per split adjusted share, respectively. In 2005 the per share dividend was $0.08 in the first quarter, $0.09 in the second quarter and $0.10 in both the third and fourth quarters. In the first quarter of 2006, the Company paid a dividend of $0.10 per share. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time. The Company’s goal is to continue at approximately the current level of quarterly dividend with consideration given to future changes depending on the Company’s earnings, capital and liquidity needs.

Contractual Obligations. The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for the purchase of investment securities, capital expenditures and other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Time deposits(1)	$926,203	$25,158	$1,128	$120	$952,609
Deposits without a stated maturity(2)	653,317	—	—	—	653,317
Repurchase agreements with customers(1)	35,671	—	—	—	35,671
Federal funds purchased(1)	11,303	—	—	—	11,303
Other borrowings(1)	236,497	8,150	65,649	1,062	311,358
Subordinated debentures(1)	3,161	6,331	6,322	117,304	133,118
Operating leases	492	737	598	2,722	4,549
Other obligations	19,444	1,020	15	—	20,479

Total contractual obligations	$1,886,088	$41,396	$73,712	$121,208	$2,122,404

(1)	Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2005. The contractual amounts to be paid on variable rate obligations are affected by changes in market rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(2)	Includes interest accrued and unpaid through December 31, 2005.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2005. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn upon.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit	$144,252	$29,370	$12,985	$5,502	$192,109
Standby letters of credit	6,023	186	87	—	6,296

Total commitments	$150,275	$29,556	$13,072	$5,502	$198,405

Critical Accounting Policy

The Company’s determination of the adequacy of the allowance for loan and lease losses is considered to be a critical accounting policy. Provisions to and the adequacy of the allowance for loan and lease losses are based on management’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. Changes in these criteria or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates. See the “Analysis of Financial Condition” section of Management’s Discussion and Analysis for a detailed discussion of the Company’s allowance for loan and lease losses.

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

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel and opening new offices; (2) the ability to attract new deposits and loans; (3) interest rate fluctuations; (4) changes in the yield curve differential between short-term and long-term interest rates; (5) competitive factors and pricing pressures, including their effect on the Company’s net interest margin; (6) general economic conditions, including their effect on the credit worthiness of borrowers and lessees and collateral values; and (7) changes in legal and regulatory requirements as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Common Stock Market Prices and Dividends

Unaudited

	2005 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$24,763	$26,849	$29,223	$32,046
Total interest expense	8,304	10,038	11,763	14,201

Net interest income	16,459	16,811	17,460	17,845
Provision for loan and lease losses	500	500	800	500
Non-interest income	4,371	4,913	5,164	4,804
Non-interest expense	9,495	10,008	10,270	10,306
Income taxes	3,513	3,503	3,483	3,460

Net income	$7,322	$7,713	$8,071	$8,383

Per share:
Earnings - diluted	$0.44	$0.46	$0.48	$0.50
Cash dividends	0.08	0.09	0.10	0.10
Bid price per common share:
Low	$31.08	$30.58	$32.37	$32.21
High	34.82	32.56	35.18	38.32

	2004 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$19,231	$20,364	$22,213	$23,423
Total interest expense	5,312	5,643	6,305	7,348

Net interest income	13,919	14,721	15,908	16,075
Provision for loan and lease losses	745	1,045	1,040	500
Non-interest income	3,993	5,204	4,631	4,397
Non-interest expense	8,384	9,610	9,766	9,845
Income taxes	2,818	3,010	3,086	3,116

Net income	$5,965	$6,260	$6,647	$7,011

Per share:
Earnings - diluted	$0.36	$0.38	$0.40	$0.42
Cash dividends	0.07	0.07	0.08	0.08
Bid price per common share:
Low	$22.15	$21.70	$22.05	$29.20
High	27.78	27.13	29.65	36.70

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

Report of Management on the Company’s

Internal Control Over Financial Reporting

February 27, 2006

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

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2005, based on criteria for effective internal control over financial reporting described in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2005, based on the specified criteria.

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

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited management’s assessment, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting, that Bank of the Ozarks, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Bank of the Ozarks, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bank of the Ozarks, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 9, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Dallas, Texas

March 9, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Dallas, Texas

March 9, 2006

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks	$40,379	$41,107
Interest earning deposits	207	441

Cash and cash equivalents	40,586	41,548
Investment securities - available for sale (“AFS”)	574,120	434,512
Loans and leases	1,370,723	1,134,591
Allowance for loan and lease losses	(17,007)	(16,133)

Net loans and leases	1,353,716	1,118,458
Premises and equipment, net	88,786	65,181
Foreclosed assets held for sale, net	356	157
Accrued interest receivable	13,802	8,561
Bank owned life insurance	42,397	40,581
Intangible assets, net	6,402	6,664
Other, net	14,717	11,178

Total assets	$2,134,882	$1,726,840

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand non-interest bearing	$143,456	$142,947
Savings and interest bearing transaction	509,660	449,986
Time	938,527	786,997

Total deposits	1,591,643	1,379,930
Repurchase agreements with customers	35,671	33,223
Other borrowings	304,865	144,065
Subordinated debentures	44,331	44,331
Accrued interest payable and other liabilities	8,969	3,885

Total liabilities	1,985,479	1,605,434
Commitments and contingencies
Stockholders’ equity:
Preferred stock; $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; 0.01 par value; 50,000,000 shares authorized; 16,664,640 and 16,494,390 shares issued and outstanding at December 31, 2005 and 2004, respectively	167	165
Additional paid-in capital	34,210	30,760
Retained earnings	117,600	92,262
Accumulated other comprehensive (loss) income	(2,574)	(1,781)

Total stockholders’ equity	149,403	121,406

Total liabilities and stockholders’ equity	$2,134,882	$1,726,840

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$87,768	$65,158	$54,884
Investment securities:
Taxable	16,998	15,566	11,958
Tax-exempt	8,104	4,488	2,017
Deposits with banks and federal funds sold	11	19	24

Total interest income	112,881	85,231	68,883

Interest expense:
Deposits	31,314	16,796	13,051
Repurchase agreements with customers	450	446	317
Other borrowings	9,848	5,134	4,803
Subordinated debentures	2,693	2,232	1,944

Total interest expense	44,305	24,608	20,115

Net interest income	68,576	60,623	48,768
Provision for loan and lease losses	2,300	3,330	3,865

Net interest income after provision for loan and lease losses	66,276	57,293	44,903

Non-interest income:
Service charges on deposit accounts	9,875	9,479	7,761
Mortgage lending income	3,034	3,292	5,548
Trust income	1,673	1,476	1,564
Bank owned life insurance income	1,816	1,213	1,132
Gains on sales of investment securities	213	774	144
Other	2,641	1,991	1,242

Total non-interest income	19,252	18,225	17,391

Non-interest expense:
Salaries and employee benefits	23,477	20,666	18,411
Net occupancy and equipment	6,254	5,189	4,421
Other operating expenses	10,349	11,750	9,160

Total non-interest expense	40,080	37,605	31,992

Income before taxes	45,448	37,913	30,302
Provision for income taxes	13,959	12,030	10,101

Net income	$31,489	$25,883	$20,201

Basic earnings per share	$1.89	$1.58	$1.27

Diluted earnings per share	$1.88	$1.56	$1.24

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2003	$78	$17,010	$54,755	$1,075	$72,918
Comprehensive income:
Net income	—	—	20,201	—	20,201
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $849 tax effect	—	—	—	(1,289)	(1,289)
Reclassification adjustment for gains and losses included in income, net of $73 tax effect	—	—	—	114	114

Total comprehensive income					19,026

Issuance of 369,520 split adjusted shares of common stock pursuant to acquisition of RVB Bancshares, Inc.	2	6,705	—	—	6,707
Cash dividends paid, $0.23 per split adjusted share	—	—	(3,663)	—	(3,663)
Issuance of 357,200 split adjusted shares of common stock for exercise of stock options	1	1,579	—	—	1,580
Tax benefit on exercise of stock options	—	1,777	—	—	1,777
2-for-1 stock split in the form of a 100% stock dividend	81	(81)	—	—	—
Compensation expense under stock-based compensation plans	—	141	—	—	141

Balances - December 31, 2003	162	27,131	71,293	(100)	98,486
Comprehensive income:
Net income	—	—	25,883	—	25,883
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $913 tax effect	—	—	—	(1,415)	(1,415)
Reclassification adjustment for gains and losses included in income, net of $172 tax effect	—	—	—	(266)	(266)

Total comprehensive income					24,202

Cash dividends paid, $0.30 per share	—	—	(4,914)	—	(4,914)
Issuance of 261,850 shares of common stock for exercise of stock options	3	974	—	—	977
Tax benefit on exercise of stock options	—	2,397	—	—	2,397
Compensation expense under stock-based compensation plans	—	258	—	—	258

Balances - December 31, 2004	165	30,760	92,262	(1,781)	121,406
Comprehensive income:
Net income	—	—	31,489	—	31,489
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $412 tax effect	—	—	—	(639)	(639)
Reclassification adjustment for gains and losses included in income, net of $100 tax effect	—	—	—	(154)	(154)

Total comprehensive income					30,696

Cash dividends paid, $0.37 per share	—	—	(6,151)	—	(6,151)
Issuance of 170,250 shares of common stock for exercise of stock options	2	972	—	—	974
Tax benefit on exercise of stock options	—	1,864	—	—	1,864
Compensation expense under stock-based compensation plans	—	614	—	—	614

Balances - December 31, 2005	$167	$34,210	$117,600	$(2,574)	$149,403

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$31,489	$25,883	$20,201
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,770	2,467	1,884
Amortization	262	274	240
Provision for loan and lease losses	2,300	3,330	3,865
Provision for losses on foreclosed assets	32	56	92
Net (accretion) amortization on investment securities	(980)	8	758
Gains on sales of investment securities	(213)	(774)	(144)
Originations of mortgage loans held for sale	(175,558)	(177,966)	(305,485)
Proceeds from sales of mortgage loans held for sale	176,439	181,283	311,598
Gains on dispositions of other assets	(586)	(241)	(18)
Losses (gains) on disposition of premises and equipment	19	(68)	—
Deferred income taxes	21	597	344
Increase in cash surrender value of bank owned life insurance	(1,816)	(1,213)	(1,132)
Compensation expense under stock-based compensation plans	614	258	141
Write-off of deferred debt issuance costs	—	852	—
Changes in assets and liabilities:
Accrued interest receivable	(5,241)	(1,532)	(693)
Other assets, net	(551)	1,528	(1,789)
Accrued interest payable and other liabilities	4,917	2,497	337

Net cash provided by operating activities	33,918	37,239	30,199

Cash flows from investing activities:
Proceeds from sales and maturities of investment securities AFS	133,734	171,248	342,992
Purchases of investment securities AFS	(273,449)	(243,411)	(476,654)
Proceeds from sales and maturities of investment securities held to maturity (“HTM”)	—	—	2,985
Purchases of investment securities HTM	—	—	(2,171)
Net increase in loans and leases	(242,721)	(231,896)	(159,807)
Purchases of premises and equipment	(26,966)	(17,420)	(11,381)
Proceeds from disposition of premises and equipment	918	360	—
Assets acquired for lease under operating leases	(141)	(1,120)	(869)
Proceeds from dispositions of other assets	4,635	2,926	1,603
Net purchases of equity method investments	(674)	(430)	(5,449)
Cash paid for bank charter intangible	—	(239)	—
Cash and federal funds sold received in acquisition, net of cash paid	—	—	8,969
Purchases of bank owned life insurance	—	(18,000)	—

Net cash used in investing activities	(404,664)	(337,982)	(299,782)

Cash flows from financing activities:
Net increase in deposits	211,713	317,866	221,745
Net proceeds from (repayments of) other borrowings	160,800	(1,476)	15,547
Net increase in repurchase agreements with customers	2,448	3,325	9,158
Proceeds from issuance of subordinated debentures	—	15,464	28,867
Repayment of subordinated debentures	—	(17,784)	—
Proceeds from exercise of stock options	974	977	1,580
Cash dividends paid	(6,151)	(4,914)	(3,663)

Net cash provided by financing activities	369,784	313,458	273,234

Net (decrease) increase in cash and cash equivalents	(962)	12,715	3,651
Cash and cash equivalents - beginning of year	41,548	28,833	25,182

Cash and cash equivalents - end of year	$40,586	$41,548	$28,833

See accompanying notes to the consolidated financial statements

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2005, 2004 and 2003

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary - Bank of the Ozarks (the “Bank”), and three business trusts - Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”) and Ozark Capital Statutory Trust IV (“Ozark IV”) (collectively, the “Trusts”). The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank has banking offices located in northern, western, and central Arkansas, Frisco, Dallas and Texarkana, Texas and loan production offices in Bentonville and Little Rock, Arkansas and in Charlotte, North Carolina.

Basis of presentation and principles of consolidation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The consolidated financial statements include the accounts of the Company and the Bank. Significant intercompany transactions and amounts have been eliminated in consolidation.

Effective December 31, 2003, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised) (“FIN 46R”), “Consolidation of Variable Interest Entities,” resulting in the deconsolidation of the Trusts that have issued trust preferred securities. Accordingly, the Company reports its ownership interests in the Trusts as other assets and the subordinated debentures are reported as a liability in the Company’s consolidated balance sheets. The distributions on the trust preferred securities are reported as interest expense in the accompanying consolidated statements of income.

The Company invests in low-income housing and new market tax credit projects to promote economic development and to contribute to the enhancement of the communities it serves. Investments primarily consist of real estate projects and working capital. The Company accounts for these investments under either the cost or equity method of accounting, depending on the Company’s ownership percentage and ability, or inability, to impact operating decisions of the investments. The carrying value of these investments was $6.8 million and $4.4 million, respectively, at December 31, 2005 and 2004. As a limited partner or member in these investments, the Company is allocated tax credits and deductions associated with the underlying projects. During 2005, 2004 and 2003 the Company’s aggregate federal and state income tax liability was reduced by $235,000, $712,000 and $556,000, respectively, as a result of the allocation of such credits and deductions. The Company evaluates the carrying value of these investments for potential impairments, which is generally based on total credits and deductions allocated to date and total estimated credits and deductions remaining to be allocated. As a result of such evaluation, the Company recorded impairment charges of $191,000, $424,000 and $320,000, respectively, during 2005, 2004 and 2003.

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

Investment securities not classified as HTM or trading and marketable equity securities not classified as trading are classified as available for sale (“AFS”). AFS investment securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. At December 31, 2005 and 2004, the Company has classified all of its investment securities portfolio as AFS.

Interest and dividends on investment securities, including the amortization of premiums and accretion of discounts through maturity, or in the case of mortgage-backed securities, over the estimated life of the security are included in interest income. Gains or losses on the sale of investment securities are recognized on the specific identification method at the time of sale and are included in non-interest income.

Loans and leases - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Certain loan origination fees and costs are deferred and recognized as an adjustment to yield on the related loan.

Leases are classified as either direct financing leases or operating leases, based on the terms of the agreement. Direct financing leases are reported as the sum of (i) total future lease payments to be received, net of unearned income, and (ii) estimated residual value of the leased property. Operating leases are recorded at the cost of the leased property, net of accumulated depreciation. Income on direct financing leases is included in interest income and is recognized on a basis that achieves a constant periodic rate of return on the outstanding investment. Income on operating leases is recognized as non-interest income on a straight-line basis over the lease term.

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded. Related fees are recorded when incurred or received.

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $3.5 million and $4.4 million, respectively, at December 31, 2005 and 2004. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment (“IRLC”), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company also enters into a forward sale commitment (“FSC”) for the sale of its mortgage loans originations in order to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Accordingly, the fair values of derivative assets and liabilities for the Company’s IRLC and FSC are based primarily on the fluctuation of interest rates from the date in which the IRLC and FSC were entered and year-end. The fair value of derivative assets and liabilities, and the associated notional amount of loan commitments under the IRLC and FSC, at both December 31, 2005 and 2004 was not material.

Allowance for loan and lease losses (“ALLL”) - The ALLL is established through a provision for such losses charged against income. All or portions of loans or leases deemed to be uncollectible are charged against the ALLL when management believes the collectibility of some portion or all outstanding principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the ALLL.

The ALLL is maintained at a level management believes will be adequate to absorb losses on existing loans and leases that may become uncollectible. Provision to and the adequacy of the ALLL are determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 5, “Accounting for Contingencies,” and are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its ALLL. The subjective criteria take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local economic and business conditions that may affect the borrowers’ or lessees’ ability to pay, the value of the property securing the loans and leases and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. No portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

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

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Substantially all nonaccrual loans or leases and all loans or leases that have been restructured from their original contractual terms are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the loan or lease is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

The accrual of interest on impaired loans and leases is discontinued when, in management’s opinion, the borrower or lessee may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment - Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Depreciable lives for the major classes of assets are 20 to 45 years for buildings and improvements and 3 to 15 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the term of the lease. Accelerated depreciation methods are used for income tax purposes. Maintenance and repair charges are expensed as incurred.

Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure and repossessions are to be sold and are initially recorded at the lessor of current principal investment or fair value less estimated cost to sell at the date of foreclosure or repossession. Valuations of these assets are periodically reviewed by management with such assets adjusted to the then estimated fair value net of estimated selling costs, if lower, until disposition. Gains and losses from the sale of foreclosed assets, repossessions and other real estate are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expense.

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

Bank owned life insurance (“BOLI”) - BOLI consists of life insurance purchased by the Company on a qualifying group of officers with the Company designated as owner and beneficiary of the policies. The yield on BOLI policies is used to offset a portion of future employee benefit costs. BOLI is carried at the policies’ cash surrender values with changes in cash surrender values reported in non-interest income.

Intangible assets - Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2005 and 2004. As required by SFAS No. 142, the Company performed its annual impairment test of goodwill as of October 1, 2005. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a vacated Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2005 and 2004, less accumulated amortization of $21,000 at December 31, 2005 and $9,000 at December 31, 2004.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 8 to 10 years. Core deposit intangibles totaled $2.3 million at both December 31, 2005 and 2004, less accumulated amortization of $1.4 million at December 31, 2005 and $1.1 million at December 31, 2004. The aggregate amount of amortization expense for the Company’s core deposit intangibles is expected to be $250,000 per year in years 2006 – 2007; $201,000 in 2008; $98,000 per year in years 2009 – 2010 and $44,000 in 2011.

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

Effective December 10, 2003, the Company completed a 2-for-1 stock split, in the form of a stock dividend, effected by issuing one share of common stock for each share of such stock outstanding on November 26, 2003. All share and per share information contained in the consolidated financial statements and notes thereto has been adjusted to give effect to this stock split.

Stock-based compensation - The Company has an employee stock option plan and a non-employee director stock option plan, which are described more fully in Note 11. The Company applies the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations for all stock options granted prior to January 1, 2003 under these plans. Accordingly, no stock-based compensation cost is reflected in net income for stock option grants prior to that date, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value method of recording stock-based compensation for all stock option grants after December 31, 2002 and used the prospective transition method provided by SFAS No. 148. The Company recognized $614,000, $258,000 and $141,000 of pretax non-interest expense during the years ended December 31, 2005, 2004 and 2003, respectively, as a result of applying the provisions of SFAS No. 148 to its 2005, 2004 and 2003 stock option grants. The effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, to all of its stock-based employee compensation is provided in Note 11.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS 123R eliminated the alternative to use APB Opinion No. 25’s intrinsic value method of accounting that was provided in SFAS No. 123, as originally issued. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. The provisions of SFAS No. 123R are effective for the Company as of the beginning of the first annual reporting period that begins after June 15, 2005. Since the Company adopted the prospective transition method of fair value stock-based compensation accounting as provided for under the provisions of SFAS No. 148, management expects the adoption of SFAS No. 123R will not have a material impact on the Company’s financial position, results of operations or liquidity.

Segment disclosures - SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment – community banking – SFAS No. 131 has no impact on the Company’s financial statements or its disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company’s revenues.

Recent accounting pronouncements - On November 3, 2005, the FASB issued Staff Position (“FSP”) No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The guidance in FSP No. FAS 115-1 applies to reporting periods beginning after December 15, 2005, and is not expected to have material impact on the Company’s financial position, results of operations or liquidity.

On October 6, 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Issued during a Construction Period.” FSP No. FAS 13-1 addresses the accounting for rental costs associated with both land and building operating leases that are incurred during a construction period. Under the provisions of FSP No. FAS 13-1, rental costs associated with such operating leases shall be recognized as rental expense both during and after the construction period. FSP No. FAS 13-1 is applicable for the first reporting period beginning after December 15, 2005 and is not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20 and SFAS No. 3 by changing the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effect or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005, and are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

In July 2004, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities. It also prohibits “carrying over” or creation of valuation allowances in the initial accounting of acquired loans. The provisions of SOP 03-3 were effective for loans acquired in fiscal years beginning after December 15, 2004, and had no impact on the Company’s financial position, results of operations or liquidity.

In March 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105 – “Application of Accounting Principles to Loan Commitments.” SAB No. 105 summarized the SEC staff views regarding the application of accounting principles generally accepted in the United States to loan commitments accounted for as derivative instruments. Under the provisions of SAB No. 105, IRLC for mortgage loans to be sold should be accounted for as derivative instruments and should be measured at fair value without consideration of any expected future cash flows associated with servicing of the underlying loan. SAB No. 105 was effective for loan commitments accounted for as derivatives entered into after March 31, 2004 and did not have a material impact on the Company’s financial position, results of operations or liquidity.

Reclassifications - Certain reclassifications of 2004 and 2003 amounts have been made to conform with the 2005 financial statements presentation. These reclassifications had no impact on prior years’ net income, as previously reported.

2. Investment Securities

The following is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS:

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Mortgage-backed securities	$266,722	$193	$(8,375)	$258,540
Obligations of states and political subdivisions	227,286	4,919	(524)	231,681
Securities of U.S. Government agencies	66,027	—	(524)	65,503
Other securities	18,320	76	—	18,396

Total investment securities AFS	$578,355	$5,188	$(9,423)	$574,120

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Mortgage-backed securities	$303,816	$758	$(4,850)	$299,724
Obligations of states and political subdivisions	120,599	1,493	(401)	121,691
Other securities	13,027	83	(13)	13,097

Total investment securities AFS	$437,442	$2,334	$(5,264)	$434,512

The following shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

	December 31, 2005
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(Dollars in thousands)
Mortgage-backed securities	$97,633	$3,124	$116,638	$5,251	$214,271	$8,375
Obligations of states and political subdivisions	27,260	382	3,290	142	30,550	524
Securities of U.S. Government agencies	65,504	524	—	—	65,504	524

Total temporarily impaired securities	$190,397	$4,030	$119,928	$5,393	$310,325	$9,423

	December 31, 2004
	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(Dollars in thousands)
Mortgage-backed securities	$142,805	$2,713	$61,876	$2,137	$204,681	$4,850
Obligations of states and political subdivisions	23,343	235	7,601	166	30,944	401
Other securities	—	—	113	13	113	13

Total temporarily impaired securities	$166,148	$2,948	$69,590	$2,316	$235,738	$5,264

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2005 and 2004, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until such time as fair value recovers above amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2005 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Due in one year or less	$57,390	$55,641
Due after one year to five years	154,816	151,227
Due after five years to ten years	148,468	145,114
Due after ten years	217,681	222,138

Totals	$578,355	$574,120

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except equity securities with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2005. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities of the Company’s investment securities AFS are summarized as follows:

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Sales proceeds	$9,013	$16,400	$2,200

Gross realized gains	$213	$774	$48
Gross realized losses	—	—	—

Net gains on sales	$213	$774	$48

During 2003 the Company determined that certain of its investment securities HTM no longer met the Company’s investment objectives. As a result the Company sold certain of the investment securities HTM transferred the remainder of its investment securities classified as HTM to AFS. Investment securities HTM with amortized cost of $2.9 million were sold for total proceeds of $3.0 million, resulting in a gain on the sale of $96,000. The remaining portion of the Company’s investment securities HTM with amortized cost of $8. million was transferred to AFS. The unrealized gain on these investment securities HTM was approximately $570,000 at the date of transfer.

Investment securities with carrying values of $514.5 million and $374.2 million at December 31, 2005 and 2004, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

3. Loans and Leases

The Company maintains a diversified loan and lease portfolio. The following is a summary of the loan and lease portfolio by principal category:

	December 31,
	2005	2004
	(Dollars in thousands)
Real Estate:
Residential 1-4 family	$271,989	$248,435
Non-farm/non-residential	375,628	330,442
Construction/land development	353,552	242,590
Agricultural	74,644	66,061
Multifamily residential	44,417	31,608
Commercial and industrial	109,459	100,642
Consumer	78,916	73,420
Direct financing leases	38,060	19,320
Agricultural (non-real estate)	20,605	18,520
Other	3,453	3,553

Total loans and leases	$1,370,723	$1,134,591

The Company’s direct financing leases include estimated residual values of $1.8 million at December 31, 2005 and $1.3 million at December 31, 2004, and are presented net of unearned income totaling $6.6 million and $3.2 million at December 31, 2005 and 2004, respectively. The categories above are also presented net of unearned purchase premiums and discounts and deferred fees and costs that totaled $1.5 million and $0.8 million at December 31, 2005 and 2004, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $3.4 million and $6.5 million at December 31, 2005 and 2004, respectively. Interest income recorded during 2005, 2004 and 2003 for non-accrual loans and leases at December 31, 2005, 2004 and 2003 was $126,000, $301,000 and $199,000, respectively. Under the original terms, these loans and leases would have reported $233,000, $497,000 and $325,000 of interest income during 2005, 2004 and 2003, respectively.

4. Allowance for Loan and Lease Losses (“ALLL”)

The following is a summary of activity within the ALLL:

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Balance - beginning of year	$16,133	$13,820	$10,936
Loans and leases charged-off	(1,784)	(1,277)	(1,875)
Recoveries of loans and leases previously charged-off	358	260	234

Net charge-offs	(1,426)	(1,017)	(1,641)
Provision charged to operating expense	2,300	3,330	3,865
Allowance added in bank acquisition	—	—	660

Balance - end of year	$17,007	$16,133	$13,820

Impairment of loans and leases having carrying values of $3.4 million and $6.5 million (all of which were on a non-accrual basis) at December 31, 2005 and 2004, respectively, has been recognized in conformity with SFAS No. 114. The total ALLL related to these loans and leases was $487,000 and $798,000 at December 31, 2005 and 2004, respectively. The average carrying value of impaired loans and leases was $3.9 million, $3.4 million and $3.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Real estate and other collateral securing loans having a carrying value of $4.7 million and $2.1 million were transferred to foreclosed assets held for sale in 2005 and 2004, respectively. The Company is not committed to lend additional funds to debtors whose loans have been transferred to foreclosed assets.

5. Premises and Equipment

The following is a summary of premises and equipment:

	December 31,
	2005	2004
	(Dollars in thousands)
Land	$41,933	$25,742
Construction in process	2,662	1,669
Buildings and improvements	39,462	33,085
Leasehold improvements	4,838	4,232
Equipment	15,279	13,453

	104,174	78,181
Accumulated depreciation	(15,388)	(13,000)

Premises and equipment, net	$88,786	$65,181

The Company capitalized $446,000, $144,000 and $93,000 of interest on construction projects during the years ended December 31, 2005, 2004 and 2003, respectively. Included in occupancy expense is rent of $691,000, $454,000 and $420,000 incurred under noncancelable operating leases in 2005, 2004 and 2003, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2005 are as follows: $492,000 in 2006, $403,000 in 2007, $334,000 in 2008, $322,000 in 2009, $276,000 in 2010 and $2,722,000 thereafter. Rental income recognized during 2005, 2004 and 2003 for leases of buildings and premises and for equipment leased under operating leases was $624,000, $500,000 and $116,000, respectively.

6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $622.8 million and $512.4 million at December 31, 2005 and 2004, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31,
	2005	2004
	(Dollars in thousands)
Up to one year	$913,352	$700,662
One year to two years	21,765	82,383
Two years to three years	2,328	3,113
Three years to four years	395	504
Four years to five years	592	178
Thereafter	95	157

Total time deposits	$938,527	$786,997

7. Borrowings

Short-term borrowings with original maturities less than one year include Federal Home Loan Bank of Dallas (“FHLB”) advances, Federal Reserve Bank (“FRB”) borrowings, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to these short-term borrowings:

	December 31,
	2005	2004
	(Dollars in thousands)
Average annual balance	$190,912	$94,965
December 31 balance	243,442	82,992
Maximum month-end balance during year	263,367	113,862
Interest rate:
Weighted-average - year	3.38%	1.40%
Weighted-average December 31	4.10	2.19

At December 31, 2005 and 2004, the Company had FHLB advances with original maturities exceeding one year of $61.4 million and $61.1 million, respectively. These advances bear interest at rates ranging from 4.54% to 6.43% at December 31, 2005, with a weighted-average rate of 6.25%, and are collateralized by a blanket lien on a portion of the Company’s real estate loans. At December 31, 2005, the Bank had $166.7 million of unused FHLB borrowing availability.

At December 31, 2005, aggregate annual maturities and weighted-average rates of FHLB advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted-Average Rate
2006	$210	6.20%
2007	211	6.19
2008	212	6.18
2009	15	4.54
2010	60,016	6.27
Thereafter	759	4.54

	$61,423	6.25%

8. Subordinated Debentures

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

On September 25, 2003, Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003, Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, “2003 Securities”). The 2003 Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II. The aggregate proceeds of $28 million from the 2003 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II (collectively, “2003 Debentures”). The weighted-average interest rate on the 2003 Securities and the 2003 Debentures was 7.27% at December 31, 2005.

On September 28, 2004, Ozark IV sold to investors in a private placement offering $15 million of adjustable rate trust preferred securities (“2004 Securities”). The 2004 Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22%. The aggregate proceeds of $15 million from the 2004 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22% (“2004 Debentures”). The interest rate on the 2004 Securities and the 2004 Debentures was 6.60% at December 31, 2005.

In addition to the issuance of these adjustable rate securities, Ozark II and Ozark III collectively sold $0.9 million of trust common equity to the Company, and Ozark IV sold $0.4 million of trust common equity to the Company. The proceeds from the sales of trust common equity were used to purchase $0.9 million of additional 2003 Debentures and $0.4 million of additional 2004 Debentures issued by the Company.

At both December 31, 2005 and 2004, the Company had an aggregate of $44.3 million of subordinated debentures outstanding and had an asset of $1.3 million representing its investment in the common equity issued by the Trusts. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities and the 2004 Securities. The sole assets of the Trusts are the adjustable rate debentures. The 2003 Securities and the 2003 Debentures mature in September 2033, and the 2004 Securities and the 2004 Debentures mature in September 2034 (the thirtieth anniversary date of each issuance). However, these securities and debentures may be prepaid, subject to regulatory approval, prior to maturity at any time on or after the fifth anniversary date of issuance (September 25 and 29, 2008 for the two issues of 2003 Securities and 2003 Debentures and September 28, 2009 for the 2004 Securities and 2004 Debentures) or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Current:
Federal	$11,574	$9,922	$8,773
State	2,364	1,511	984

Total current	13,938	11,433	9,757

Deferred:
Federal	24	754	257
State	(3)	(157)	87

Total deferred	21	597	344

Provision for income taxes	$13,959	$12,030	$10,101

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	3.4	2.3	2.3
Effect of non-taxable interest income	(5.8)	(4.0)	(2.3)
Effect of other non-taxable interest income	(1.5)	(1.1)	(1.3)
Other, net	(0.4)	(0.5)	(0.4)

Effective income tax rate	30.7%	31.7%	33.3%

Income tax benefits from the exercise of stock options in the amount of $1.9 million, $2.4 million and $1.8 million in 2005, 2004 and 2003, respectively, were recorded as an increase to additional paid-in capital.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2005	2004
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$6,618	$6,262
Stock-based compensation under the fair value method	386	157
Unrealized depreciation of investment securities AFS	1,663	1,149

Gross deferred tax assets	8,667	7,568

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	4,067	3,860
Direct financing leases	1,081	1,266
FHLB stock dividends	741	557
Other, net	454	40

Gross deferred tax liabilities	6,343	5,723

Net deferred tax assets	$2,324	$1,845

10. Employee Benefit Plans

The Company maintains a qualified retirement plan (the “401(k) Plan”) with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the “Code”). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company’s contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan.

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching contributions to the 401(k) Plan during 2005, 2004 and 2003 of $419,000, $465,000 and $303,000, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the “Plan”). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company’s executive officers, was adopted by the Company’s board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited for the 2005 Plan year to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan totaled $64,000 in 2005. At December 31, 2005, the Company had assets and liabilities of the Plan totaling $337,000 recorded on the accompanying consolidated balance sheet.

11. Stock Options

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of incentive nonqualified options to purchase up to 1.5 million shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock at the date of the grant. The exercise period and the termination date for the employee plan options is determined when options are granted. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to each non-employee director the day after the annual stockholders’ meeting. These options are exercisable immediately and expire ten years after issuance.

The following table summarizes stock option activity for the years indicated:

	Year ended December 31,
	2005		2004		2003
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding - beginning of year	531,450	$11.28	754,600	$7.11	1,024,000	$4.88
Granted	128,200	34.64	73,100	28.05	98,200	21.03
Exercised	(170,250)	5.72	(261,850)	3.73	(357,200)	4.44
Canceled	(14,000)	21.76	(34,400)	12.83	(10,400)	11.03

Outstanding - end of year	475,400	$19.26	531,450	$11.28	754,600	$7.11

Exercisable - end of year	238,900	$8.67	344,750	$5.78	497,200	$4.41

Exercise prices for options outstanding as of December 31, 2005 ranged from $2.96 to $35.42. The weighted-average fair value of options granted during 2005, 2004 and 2003 was $10.62, $9.28 and $6.93, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-free interest rate	4.27%	3.31%	3.09%
Expected dividend yield	1.16	1.13	1.14
Expected stock volatility	30.65	36.07	36.41
Weighted-average expected life	5 years	5 years	5 years

For purposes of pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized over the options’ vesting period. The following table represents the required pro forma disclosures for options granted subsequent to December 31, 1996:

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands, except per share data)
Net income, as reported	$31,489	$25,883	$20,201
Add: Total stock-based compensation expense, net of related tax effects included in reported net income	373	156	86
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(393)	(225)	(213)

Pro forma net income	$31,469	$25,814	$20,074

Earnings per share:
Basic - as reported	$1.89	$1.58	$1.27
Basic - pro forma	1.89	1.57	1.26
Diluted - as reported	$1.88	$1.56	$1.24
Diluted - pro forma	1.88	1.55	1.23

The following table is a summary of all options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price
$ 0 - 10.00	164,500	2.9	$4.54	164,500	$4.54
10.00 - 25.00	126,000	4.9	18.61	62,400	15.09
Over 25.00	184,900	6.5	32.79	12,000	31.78

	475,400	4.9	19.26	238,900	8.67

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

The Company had outstanding commitments to extend credit of $192.1 million and $236.7 million at December 31, 2005 and 2004, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the guarantee generally is for a period of one year. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2005 and 2004 is $6.3 million and $5.6 million, respectively. The Company holds collateral to support guarantees when deemed necessary. The total of collateralized commitments at December 31, 2005 and 2004 was $4.4 million and $3.3 million, respectively.

13. Related Party Transactions

The Company, through its bank subsidiary, has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). All lending transactions with such related parties have been in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other loan customers of the Company, and have not included more than the normal risk of collectibility associated with the Company’s other lending transactions or other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2005 and 2004 was $24.5 million and $17.7 million, respectively. New loans and advances on prior commitments made to such related parties were $3.5 million, $2.3 million and $4.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. Repayments of loans made by such related parties were $9.6 million, $2.3 million and $2.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Also, during 2005, advances totaling $12.9 million were added to, and during 2004 advances totaling $4.8 million were removed from, the Company’s related party loans as a result of changes in the composition of the Company’s related parties.

14. Regulatory Matters

Federal regulatory agencies generally require member banks to maintain a leverage capital ratio (calculated as Tier 1 capital divided by total average assets) of at least 3% plus an additional cushion of 1% to 2%, depending upon capitalization classifications. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, and a limited amount of trust preferred securities and excludes goodwill and various intangible assets. Additionally, these agencies require member banks to maintain total risk-based capital of at least 8% of risk-weighted assets, with at least one-half of that total capital amount consisting of Tier 1 capital. Total capital for risk-based purposes includes Tier 1 capital and any amounts of trust preferred securities excluded from Tier 1 capital plus the lesser of the allowance for loan and lease losses or 1.25% of risk-weighted assets. At December 31, 2005 and 2004, the Company’s and the Bank’s risk-based and leverage capital ratios exceeded minimum requirements.

The Company’s and the Bank’s regulatory capital positions and ratios were as follows:

	December 31, 2005		December 31, 2004
	Computed Capital	Computed Ratio	Computed Capital	Computed Ratio
	(Dollars in thousands)
Bank of the Ozarks, Inc. (consolidated):
Total risk-based capital	$205,582	13.02%	$175,491	13.74%
Tier 1 risk-based capital	188,575	11.94	157,585	12.34
Leverage capital ratio	—	9.11	—	9.41
Bank of the Ozarks:
Total risk-based capital	$176,979	11.25%	$147,768	11.61%
Tier 1 risk-based capital	159,972	10.17	131,856	10.36
Leverage capital ratio	—	7.75	—	7.90

As of December 31, 2005 and 2004, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

As of December 31, 2005, the state bank commissioner’s approval was required before the Bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2005 and 2004, $37.5 million and $31.3 million, respectively, was available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific obligations. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $16.3 million and $13.7 million, respectively, at December 31, 2005 and 2004.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the FRB. At December 31, 2005 and 2004, these required balances aggregated $6.6 million and $6.7 million, respectively.

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

Deposit liabilities - The fair value of demand deposits, savings accounts, money market deposits and other transaction accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently offered for deposits of similar remaining maturities.

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term instruments is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Subordinated debentures - The carrying values of these instruments approximate their fair values as the interest rates on these instruments adjust quarterly based on 90-day LIBOR.

Accrued interest and other liabilities - The carrying amounts of accrued interest receivable and payable and other liabilities approximate their fair values.

Off-balance sheet instruments - The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair values of IRLC and FSC derivative assets and liabilities are based primarily on the fluctuation of interest rates from the date in which the IRLC and FSC were entered and year-end. The fair values of these off-balance-sheet instruments and these derivative assets and liabilities were not significant at December 31, 2005 and 2004.

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

The following table presents the estimated fair values of the Company’s financial instruments.

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$40,586	$40,586	$41,548	$41,548
Investment securities AFS	574,120	574,120	434,512	434,512
Loans and leases, net of ALLL	1,353,716	1,333,658	1,118,458	1,113,045
Accrued interest receivable	13,802	13,802	8,561	8,561
Bank owned life insurance	42,397	42,397	40,581	40,581
Financial liabilities:
Demand, NOW, savings and money market account deposits	$653,116	$653,116	$592,933	$592,933
Time deposits	938,527	932,782	786,997	782,635
Repurchase agreements with customers	35,671	35,671	33,223	33,223
Other borrowings	304,865	308,729	144,065	148,659
Subordinated debentures	44,331	44,331	44,331	44,331
Accrued interest payable and other liabilities	8,969	8,969	3,885	3,885

16. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Cash paid during the period for:
Interest	$43,191	$24,241	$19,927
Income taxes	8,887	9,384	10,213
Supplemental schedule of non-cash investing and financing activities:
Transfer of loans to foreclosed assets held for sale	4,664	2,118	1,804
Loans advanced for sales of foreclosed assets	265	1,388	495
Net change in unrealized gains and losses on investment securities AFS	(1,305)	(2,766)	(1,934)

17. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Postage and supplies	$1,620	$1,660	$1,045
Advertising and public relations	1,325	1,434	1,016
Telephone and data lines	1,371	1,139	948
Write-off of deferred debt issuance costs	—	852	—
Other	6,033	6,665	6,151

Total other operating expenses	$10,349	$11,750	$9,160

18. Earnings Per Share (“EPS”)

The following table sets forth the computation of basic and diluted EPS. All share and per share data reflect the effect of the Company’s 2-for-1 stock split on December 10, 2003.

	Year Ended December 31,
	2005	2004	2003
	(In thousands, except per share amounts)
Numerator:
Net income	$31,489	$25,883	$20,201

Denominator:
Denominator for basic EPS - weighted-average shares	16,640	16,390	15,940
Effect of dilutive securities - stock options	126	245	347

Denominator for diluted EPS - weighted-average shares and assumed conversions	16,766	16,635	16,287

Basic EPS	$1.89	$1.58	$1.27

Diluted EPS	$1.88	$1.56	$1.24

Options to purchase 85,400 shares of the Company’s common stock at an exercise price of $35.42 per share were outstanding during 2005 and options to purchase 61,500 shares of common stock at $28.63 per share and 79,800 shares at $22.07 per share of common stock were outstanding during 2004 and 2003, respectively, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

Condensed Balance Sheets

	December 31,
	2005	2004
	(Dollars in thousands)
Assets
Cash	$25,436	$24,874
Investment in consolidated bank subsidiary	162,663	135,623
Investment in unconsolidated Trusts	1,331	1,331
Investment securities AFS	1,179	1,070
Premises and equipment	1,853	—
Excess cost over fair value of net assets acquired	1,092	1,092
Tax credit investment, net	1,981	1,976
Other, net	477	180

Total assets	$196,012	$166,146

Liabilities and Stockholders’ Equity
Accounts payable and other liabilities	$93	$60
Accrued interest payable	347	250
Income taxes payable	1,838	99
Subordinated debentures	44,331	44,331

Total liabilities	46,609	44,740

Stockholders’ equity:
Common stock	167	165
Additional paid-in capital	34,210	30,760
Retained earnings	117,600	92,262
Accumulated other comprehensive loss	(2,574)	(1,781)

Total stockholders’ equity	149,403	121,406

Total liabilities and stockholders’ equity	$196,012	$166,146

Condensed Statements of Income

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Income:
Dividends from Bank	$6,100	$4,000	$2,800
Dividends from Trusts	81	66	57
Other	220	93	—

Total income	6,401	4,159	2,857

Expenses:
Interest	2,693	2,232	1,944
Write-off of deferred debt issuance costs	—	852	—
Other operating expenses	1,911	1,700	879

Total expenses	4,604	4,784	2,823

Income (loss) before income tax benefit and equity in undistributed earnings of Bank	1,797	(625)	34
Income tax benefit	1,840	2,393	1,154
Equity in undistributed earnings of Bank	27,852	24,115	19,013

Net income	$31,489	$25,883	$20,201

Condensed Statements of Cash Flows

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$31,489	$25,883	$20,201
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	16	34
Write-off of deferred debt issuance costs	—	852	—
Equity in undistributed earnings of Bank	(27,852)	(24,115)	(19,013)
Decrease in income taxes payable attributable to stock option exercise gains	1,864	2,397	1,777
Changes in assets and liabilities:
Accounts payable and other liabilities	129	85	188
Income taxes payable	1,636	685	(1,383)
Other, net	326	323	88

Net cash provided by operating activities	7,592	6,126	1,892

Cash flows from investing activities:
Purchase of premises and equipment	(1,853)	—	—
Cash paid for bank charter intangible	—	(239)	—
Cash paid for acquisition	—	—	(1,079)
Purchase of AFS investment securities	—	(1,000)	—
Purchases of investment in unconsolidated Trusts	—	(464)	(872)
Proceeds from liquidation of investment in Ozark	—	534	—
Purchase of tax credit investment	—	—	(2,298)

Net cash used by investing activities	(1,853)	(1,169)	(4,249)

Cash flows from financing activities:
Proceeds from exercise of stock options	974	977	1,580
Proceeds from issuance of subordinated debentures	—	15,464	28,867
Repayment of subordinated debentures	—	(17,784)	—
Cash dividends paid	(6,151)	(4,914)	(3,663)

Net cash (used) provided by financing activities	(5,177)	(6,257)	26,784

Net increase (decrease) in cash and cash equivalents	562	(1,300)	24,427
Cash - beginning of year	24,874	26,174	1,747

Cash - end of year	$25,436	$24,874	$26,174