Form 10-K, Exhibit 13
period 2006-12-31
BANK OF THE OZARKS INC
filed 2007-03-12
CIK 1038205

Exhibit 13

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$155,198	$112,881	$85,231	$68,883	$60,913
Interest expense	84,478	44,305	24,608	20,115	21,076
Net interest income	70,720	68,576	60,623	48,768	39,837
Provision for loan and lease losses	2,450	2,300	3,330	3,865	3,660
Non-interest income	23,231	19,252	18,225	17,391	11,689
Non-interest expense	46,390	40,080	37,605	31,992	24,915
Net income	31,693	31,489	25,883	20,201	14,406
Share and per share data:*
Earnings - diluted	$1.89	$1.88	$1.56	$1.24	$0.92
Book value	10.43	8.97	7.36	6.07	4.70
Dividends	0.40	0.37	0.30	0.23	0.155
Weighted-average diluted shares outstanding (thousands)	16,803	16,766	16,635	16,287	15,689
End of period shares outstanding (thousands)	16,747	16,665	16,494	16,233	15,506
Balance sheet data at period end:
Total assets	$2,529,400	$2,134,882	$1,726,840	$1,386,529	$1,036,386
Total loans and leases	1,677,389	1,370,723	1,134,591	909,147	717,895
Allowance for loan and lease losses	17,699	17,007	16,133	13,820	10,936
Total investment securities	620,132	574,120	434,512	364,320	232,168
Total deposits	2,045,092	1,591,643	1,379,930	1,062,064	790,173
Repurchase agreements with customers	41,001	35,671	33,223	29,898	20,739
Other borrowings	194,661	304,865	144,065	145,541	129,366
Subordinated debentures	64,950	44,331	44,331	46,651	17,784
Total stockholders’ equity	174,633	149,403	121,406	98,486	72,918
Loan and lease to deposit ratio	82.02%	86.12%	82.22%	85.60%	90.85%
Average balance sheet data:
Total average assets	$2,365,316	$1,912,961	$1,547,184	$1,197,346	$922,950
Total average stockholders’ equity	158,194	137,185	108,419	85,471	64,149
Average equity to average assets	6.69%	7.17%	7.01%	7.14%	6.95%
Performance ratios:
Return on average assets	1.34%	1.65%	1.67%	1.69%	1.56%
Return on average stockholders’ equity	20.03	22.95	23.87	23.63	22.46
Net interest margin - FTE	3.49	4.18	4.43	4.52	4.69
Efficiency	47.07	43.43	46.23	47.51	47.94
Dividend payout	21.16	19.68	19.23	18.55	16.85
Assets quality ratios:
Net charge-offs to average loans and leases	0.12%	0.11%	0.10%	0.20%	0.22%
Nonperforming loans and leases to total loans and leases	0.34	0.25	0.57	0.47	0.31
Nonperforming assets to total assets	0.24	0.18	0.39	0.36	0.24
Allowance for loan and lease losses as a percentage of:
Total loans and leases	1.06%	1.24%	1.42%	1.52%	1.52%
Nonperforming loans and leases	310%	502%	248%	326%	498%
Capital ratios at period end:
Leverage	9.39%	9.11%	9.41%	9.33%	8.64%
Tier 1 risk-based capital	11.71	11.94	12.34	12.41	11.43
Total risk-based capital	12.76	13.02	13.74	14.89	12.68

*	Adjusted to give effect to 2-for-1 stock split effective December 10, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income for Bank of the Ozarks, Inc. (the “Company”) was $31.7 million for the year ended December 31, 2006, a 0.6% increase from net income of $31.5 million in 2005. Net income in 2004 was $25.9 million. Diluted earnings per share increased 0.5% to $1.89 in 2006 compared to $1.88 in 2005. Diluted earnings per share in 2004 were $1.56.

The table below shows total assets, loans and leases, deposits, stockholders’ equity and book value per share at December 31, 2006, 2005 and 2004 and the percentage changes year over year.

				% Change
	December 31,			2006 from 2005	2005 from 2004
	2006	2005	2004
	(Dollars in thousands, except per share amounts)
Total assets	$2,529,400	$2,134,882	$1,726,840	18.5%	23.6%
Loans and leases	1,677,389	1,370,723	1,134,591	22.4	20.8
Deposits	2,045,092	1,591,643	1,379,930	28.5	15.3
Stockholders’ equity	174,633	149,403	121,406	16.9	23.1
Book value per share	10.43	8.97	7.36	16.3	21.9

Two measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average equity (“ROE”). ROA measures net income in relation to average total assets. It is calculated by dividing annual net income by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2006, the Company’s ROA was 1.34% compared with 1.65% and 1.67%, respectively, for the years ended December 31, 2005 and 2004. ROE is calculated by dividing annual net income by average shareholders’ equity and indicates how effectively a company can generate net income on the capital invested by its shareholders. For the year ended December 31, 2006, the Company’s ROE was 20.03% compared with 22.95% and 23.87%, respectively, for the years ended December 31, 2005 and 2004.

Analysis of Results of Operations

The Company is a bank holding company whose primary business is commercial banking conducted through its wholly-owned state chartered bank subsidiary – Bank of the Ozarks (the “Bank”). The Company’s results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, other borrowings and subordinated debentures. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance (“BOLI”) income, other charges and fees, and gains and losses on sales of assets.

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

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent (“FTE”) basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $4.6 million in 2006, $4.5 million in 2005 and $2.5 million in 2004.

2006 compared to 2005

Net interest income (FTE) for 2006 increased 3.1% to $75.3 million compared to $73.0 million for 2005. Net interest margin (FTE) was 3.49% in 2006 compared to 4.18% in 2005, a decrease of 69 basis points (“bps”). The relatively flat to inverted yield curve between short-term and long-term interest rates and the competitive environment for pricing loans and deposits during 2006 were significant contributors to both the decline in the Company’s net interest margin (FTE) and in its net interest income (FTE) in 2006 compared to 2005.

Yields on earning assets increased 69 bps in 2006 compared to 2005. This increase was due primarily to an increase in loan and lease yields of 96 bps. The increased loan and lease yields are attributable to overall increases in general interest rate levels during 2006 as a result of the Federal Open Market Committee (“FOMC”) raising its federal funds target rate through a series of four 25 bps increases during the first half of 2006, which followed eight 25 bps increases during 2005. The Company’s variable rate loans and leases as a percentage of total loans and leases were 43.7% at December 31, 2006, down slightly from 44.0% at December 31, 2005. These variable rate loans and leases benefited the Company in 2006 as the yields on such loans and leases adjusted more quickly than the yields on fixed rate loans and leases to increases in the prime rate and other interest rates which followed the FOMC’s increases in the federal funds target rate.

The Company’s aggregate yield on its investment securities portfolio increased 11 bps in 2006 compared to 2005. This was the result of a 28 basis point increase in yield on taxable investment securities, an 11 basis point increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of taxable investment securities. The increases in the yields on the Company’s taxable and tax-exempt investment securities were primarily a result of new purchases during 2006 with weighted-average yields above the weighted-average yields of the taxable and tax exempt investment securities portfolios at the beginning of the year.

The 69 bps increase in earning asset yields in 2006 compared to 2005 was more than offset by a 141 bps increase in the rates on interest bearing liabilities, resulting in the overall net interest margin (FTE) compression. The increase in the rates on interest bearing liabilities was primarily attributable to a 151 bps increase in the rates of interest bearing deposits. This increase in the rates on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, was attributable to overall increases in general interest rate levels and more aggressive deposit pricing by the Company in 2006. Additionally, the Company’s time deposits, which generally pay higher rates than its other interest bearing deposits, increased to 68.7% of the Company’s average interest bearing deposits in 2006 compared to 64.3% in 2005.

The rates on the Company’s other borrowings, which are comprised primarily of Federal Home Loan Bank of Dallas (“FHLB”) advances and federal funds purchased, increased 102 bps in 2006 compared to 2005. The majority of the Company’s other borrowings are short-term in nature and have interest rates which tend to move in tandem with the federal funds target rate. The rate on the Company’s subordinated debentures adjust quarterly at various margins above the 90-day London Interbank Offered Rate (“LIBOR”) and increased 171 bps in 2006 compared to 2005.

2005 compared to 2004

Net interest income (FTE) for 2005 increased 15.7% to $73.0 million compared to $63.1 million for 2004. The growth in net interest income (FTE) in 2005 was primarily attributable to a 22.6% growth in average earning assets. Net interest margin (FTE) was 4.18% in 2005 compared to 4.43% in 2004, a decrease of 25 bps. Yields on earning assets increased 56 bps in 2005 compared to 2004. This increase was due to an increase in loan and lease yields of 63 bps. The increased loan and lease yields are attributable to overall increases in general interest rate levels during 2005 as a result of the FOMC raising its federal funds target rate through a series of eight 25 bps increases during the year, which followed five 25 bps increases during 2004. Additionally, the Company increased variable rate loans and leases as a percentage of its total loans and leases from 40.6% at December 31, 2004 to 44.0% at December 31, 2005. Such increase in variable rate loans and leases allowed the Company to more quickly benefit from the increases in the prime rate and other interest rates which followed the FOMC increases in the federal funds target rate. However, competitive loan pricing in many of the Company’s markets and a flattening of the yield curve differential between short-term and long-term interest rates during 2005 limited the Company’s ability to benefit fully from the FOMC rate increases.

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

The 56 bps increase in earning asset yields was more than offset by an increase in the rates on interest bearing liabilities of 85 bps in 2005 compared to 2004, resulting in the overall net interest margin (FTE) compression. The increase in interest bearing liabilities rates was primarily attributable to an increase in the rates of interest bearing deposits of 83 bps. This increase in the rates on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, was primarily attributable to the overall increases in general interest rate levels in 2005 resulting from the FOMC rate increases and competitive deposit pricing pressures in the Company’s markets. Additionally, the Company’s time deposits increased to 64.3% of the Company’s average interest bearing deposits in 2005 compared to 61.0% in 2004.

The Company’s use of other borrowings, which are comprised primarily of FHLB advances and federal funds purchased, increased in 2005 compared to 2004. The rate on the Company’s other borrowings increased by 69 bps and the rate on its subordinated debentures increased by 65 bps in 2005 compared to 2004. Such rate increases were attributable to the increase in short-term interest rates.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Interest income	$155,198	$112,881	$85,231
FTE adjustment	4,596	4,465	2,500

Interest income - FTE	159,794	117,346	87,731
Interest expense	84,478	44,305	24,608

Net interest income - FTE	$75,316	$73,041	$63,123

Yield on interest earning assets - FTE	7.41%	6.72%	6.16%
Rate on interest bearing liabilities	4.13	2.72	1.87
Net interest margin - FTE	3.49	4.18	4.43

The following table sets forth certain information relating to the Company’s net interest income (FTE) for the years ended December 31, 2006, 2005 and 2004. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale (“AFS”). The yields on loans and leases include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2006			2005			2004
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$287	$10	3.44%	$332	$11	3.44%	$434	$19	4.30%
Investment securities:
Taxable	452,943	25,346	5.60	319,234	16,998	5.32	310,569	15,566	5.01
Tax-exempt - FTE	184,779	12,894	6.98	181,386	12,468	6.87	98,408	6,904	7.02
Loans and leases - FTE	1,517,818	121,544	8.01	1,245,779	87,869	7.05	1,015,835	65,242	6.42

Total earning assets - FTE	2,155,827	159,794	7.41	1,746,731	117,346	6.72	1,425,246	87,731	6.16
Non-interest earning assets	209,489			166,230			121,938

Total assets	$2,365,316			$1,912,961			$1,547,184

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$523,324	$13,694	2.62%	$466,609	$7,041	1.51%	$420,325	$4,232	1.01%
Time deposits of $100,000 or more	752,765	35,120	4.67	542,378	16,265	3.00	411,865	7,757	1.88
Other time deposits	398,178	16,531	4.15	299,104	8,008	2.68	245,935	4,807	1.95

Total interest bearing deposits	1,674,267	65,345	3.90	1,308,091	31,314	2.39	1,078,125	16,796	1.56
Repurchase agreements with customers	39,213	1,312	3.35	26,620	450	1.69	37,116	446	1.20
Other borrowings	282,925	13,953	4.93 (1)	251,589	9,848	3.91 (1)	159,510	5,134	3.22 (1)
Subordinated debentures	49,641	3,868	7.79	44,331	2,693	6.08	41,099	2,232	5.43

Total interest bearing liabilities	2,046,046	84,478	4.13	1,630,631	44,305	2.72	1,315,850	24,608	1.87
Non-interest bearing liabilities:
Non-interest bearing deposits	152,281			138,072			118,798
Other non-interest bearing liabilities	8,795			7,073			4,117

Total liabilities	2,207,122			1,775,776			1,438,765
Stockholders’ equity	158,194			137,185			108,419

Total liabilities and stockholders’ equity	$2,365,316			$1,912,961			$1,547,184

Net interest income - FTE		$75,316			$73,041			$63,123

Net interest margin - FTE			3.49%			4.18%			4.43%

(1)	The interest expense and rates for other borrowings are impacted by interest capitalized on construction projects in the amount of $1.0 million, $0.4 million and $0.1 million, respectively, for the years ended December 31, 2006, 2005 and 2004. In the absence of this capitalization, these rates would have been 5.28%, 4.09% and 3.31%, respectively, for the years ended December 31, 2006, 2005 and 2004.

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

Analysis of Changes in Net Interest Income

	2006 over 2005			2005 over 2004
	Volume	Yield/ Rate	Net Change	Volume	Yield/ Rate	Net Change
	(Dollars in thousands)
Increase (decrease) in:
Interest income - FTE:
Interest earning deposits and federal funds sold	$(2)	$1	$(1)	$(3)	$(5)	$(8)
Investment securities:
Taxable	7,482	866	8,348	461	971	1,432
Tax-exempt - FTE	237	189	426	5,704	(140)	5,564
Loans and leases - FTE	21,784	11,891	33,675	16,219	6,408	22,627

Total interest income - FTE	29,501	12,947	42,448	22,381	7,234	29,615

Interest expense:
Savings and interest bearing transaction	1,484	5,169	6,653	698	2,111	2,809
Time deposits of $100,000 or more	9,816	9,039	18,855	3,914	4,594	8,508
Other time deposits	4,113	4,410	8,523	1,424	1,777	3,201
Repurchase agreements with customers	421	441	862	(177)	181	4
Other borrowings	1,545	2,560	4,105	3,604	1,110	4,714
Subordinated debentures	414	761	1,175	196	265	461

Total interest expense	17,793	22,380	40,173	9,659	10,038	19,697

Increase (decrease) in net interest income - FTE	$11,708	$(9,433)	$2,275	$12,722	$(2,804)	$9,918

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

2006 compared to 2005

Non-interest income for the year ended December 31, 2006 increased 20.7% to $23.2 million compared to $19.3 million in 2005. Service charges on deposit accounts are the Company’s largest source of non-interest income and increased 3.5% to $10.2 million in 2006 compared to $9.9 million in 2005. This increase is primarily attributable to growth in the number of deposit customers. Trust income increased 16.4% to $1.9 million in 2006 compared to $1.7 million in 2005. This increase is primarily the result of growth in both corporate and personal trust business.

Mortgage lending income declined 3.8% to $2.9 million in 2006 compared to $3.0 million in 2005. Originations of mortgage loans for sale decreased 1.1% to $173.7 million in 2006 compared to $175.6 million in 2005. Refinancing of existing mortgages accounted for approximately 32% of the Company’s 2006 originations of mortgage loans for sale compared to 39% in 2005. Mortgage originations for home purchases were 68% of 2006 originations compared to 61% in 2005.

Gains on sales of investment securities AFS were $3.9 million in 2006 compared to $0.2 million in 2005. The Company sold approximately $154 million of its AFS investment securities in 2006 and approximately $9 million of its AFS investment securities in 2005. Losses on sales of other assets were $0.1 million in 2006 compared to gains of $0.6 million in 2005.

2005 compared to 2004

Non-interest income for the year ended December 31, 2005 increased 5.6% to $19.3 million compared to $18.2 million in 2004. Service charges on deposits accounts increased 4.2% to $9.9 million in 2005 compared to $9.5 million in 2004. This increase is primarily attributable to growth in core deposit customers. Trust income increased 13.3% to $1.7 million in 2005 compared to $1.5 million in 2004. This increase is primarily the result of continued growth in trust customers. BOLI income increased to $1.8 million in 2005, a 49.7% increase over 2004 BOLI income of $1.2 million. This increase is primarily attributable to a full year’s impact of cash surrender value increases on BOLI purchased by the Company on October 1, 2004.

These increases in non-interest income were partially offset by a decrease in mortgage lending income. Mortgage lending income declined 7.8% to $3.0 million in 2005 compared to $3.3 million in 2004. Originations of mortgage loans for sale decreased 1.4% to $175.6 million in 2005 compared to $178.0 million in 2004. Refinancing of existing mortgages accounted for approximately 39% of the Company’s 2005 originations of mortgage loans for sale compared to 43% in 2004. Mortgage originations for home purchases were 61% of 2005 originations compared to 57% of originations in 2004.

Gains on sales of investment securities were $0.2 million in 2005 compared to $0.8 million in 2004. The Company sold approximately $9 million of its AFS investment securities in 2005 and approximately $16 million of its AFS investment securities in 2004. Gains on sales of other assets were $0.6 million in 2005 compared to $0.2 million in 2004.

The table below shows non-interest income for the years ended December 31, 2006, 2005 and 2004.

Non-Interest Income

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Service charges on deposit accounts	$10,217	$9,875	$9,479
Mortgage lending income	2,918	3,034	3,292
Trust income	1,947	1,673	1,476
Bank owned life insurance income	1,832	1,816	1,213
Appraisal, credit life commissions and other credit related fees	521	505	440
Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees	1,125	1,099	1,006
Gains on sales of investment securities	3,917	213	774
Gains (losses) on sales of other assets	(90)	567	241
Other	844	470	304

Total non-interest income	$23,231	$19,252	$18,225

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses. Non-interest expense for the year ended December 31, 2006 increased 15.7% to $46.4 million from $40.1 million in 2005 and increased 6.6% in 2005 from $37.6 million in 2004. Salaries and employee benefits, the Company’s largest component of non-interest expense, increased 17.2% to $27.5 million in 2006 from $23.5 million in 2005 and increased 13.6% in 2005 from $20.7 million in 2004.

Non-interest expense for both 2006 and 2005 increased compared to the previous year primarily as a result of the Company’s continued growth and expansion and in 2006 as a result of the initiatives described below. During 2006 the Company added 11 new banking offices and closed one banking office, and during 2005 it added six new banking offices. At December 31, 2006, the Company had 67 full service banking offices compared to 57 at December 31, 2005 and 51 at December 31, 2004. The Company’s full-time equivalent employees increased to 699 at December 31, 2006 compared to 629 at December 31, 2005 and 561 at December 31, 2004, an increase of 11.1% in 2006 and 12.1% in 2005.

In 2006 the Company also pursued a broad range of actions intended to build its staff and corporate infrastructure to support future growth. Staff additions included adding more production staff such as loan officers, mortgage loan counselors and private bankers at existing offices, adding corporate staff members and giving certain salary increases to help retain and develop the next generation of supervisors and managers. The corporate infrastructure improvements included development and implementation of a number of new policies, procedures and processes related to risk management and business operations.

In December 2004 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R eliminated the alternative to use Accounting Principles Board (“APB”) Opinion No. 25’s intrinsic value method of accounting that was provided in SFAS No. 123. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. Effective January 1, 2006 the Company adopted SFAS No. 123R using the modified prospective application to account for its stock option plans. For the year ended December 31, 2006, the Company recognized $0.9 million of non-interest expense as a result of applying the provisions of SFAS No. 123R to its stock option plans. The Company had previously adopted the fair value provisions of SFAS No. 123, as amended by SFAS No. 148, and recorded pretax expenses of $0.6 million during 2005 and $0.3 million during 2004 in accounting for its stock option plans.

The Company’s efficiency ratio for 2006 increased to 47.1% compared to 43.4% in 2005. This increase was primarily attributable to expenses incurred in connection with the Company’s continued growth and expansion efforts growing faster than revenue (the sum of net interest income – FTE and non-interest income). Because revenue grew at a faster rate in 2005 than did non-interest expense, the Company’s 2005 efficiency ratio improved to 43.4% compared to 46.2% in 2004.

The following table shows non-interest expense for the years ended December 31, 2006, 2005 and 2004.

Non-Interest Expense

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Salaries and employee benefits	$27,506	$23,477	$20,666
Net occupancy and equipment expense	7,030	6,254	5,189
Other operating expenses:
Postage and supplies	1,910	1,620	1,660
Advertising and public relations	1,545	1,325	1,434
Telephone and data lines	1,651	1,371	1,139
Professional and outside services	1,129	886	823
Software expense	1,068	828	662
FDIC and state assessments	628	506	436
ATM expense	598	611	819
Other real estate and foreclosure expense	261	213	394
Amortization of intangibles	262	262	258
Write-off of deferred debt issuance costs	—	—	852
Other	2,802	2,727	3,273

Total non-interest expense	$46,390	$40,080	$37,605

Income Taxes

The Company’s provision for income taxes was $13.4 million for the year ended December 31, 2006 compared to $14.0 million in 2005 and $12.0 million in 2004. Its effective income tax rates were 29.7%, 30.7% and 31.7%, respectively, for 2006, 2005 and 2004. The decline in the effective tax rates of 97 bps in 2006 compared to 2005 and 102 bps in 2005 compared to 2004 is due primarily to increases in investment securities which are exempt from state income taxes or both federal and state income taxes in both absolute dollar and as a percentage of earning assets during 2006 compared to 2005 and during 2005 compared to 2004. The effective tax rates were also affected by various other factors including the impact of certain tax credit investments, which reduced combined federal and state income taxes by $0.3 million in 2006, $0.2 million in 2005 and $0.7 million in 2004.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2006 the Company’s loan and lease portfolio was $1.68 billion, an increase of 22.4% from $1.37 billion at December 31, 2005. As of December 31, 2006, the Company’s loan and lease portfolio consisted of approximately 81.6% real estate loans, 8.9% commercial and industrial loans, 5.1% consumer loans, 3.0% direct financing leases and 1.3% agricultural loans (non-real estate). Real estate loans, the Company’s largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens. Total real estate loans increased 22.2% from $1.12 billion at December 31, 2005 to $1.37 billion at December 31, 2006. This increase is primarily attributable to the Company’s continued expansion into markets with significant commercial and residential development, including northwest Arkansas, Texas and North Carolina.

The amount and type of loans and leases outstanding are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$281,400	$271,989	$248,435	$218,851	$183,687
Non-farm/non-residential	433,998	375,628	330,442	285,451	212,481
Construction/land development	514,899	366,827	244,898	117,835	65,474
Agricultural	88,021	74,644	66,061	61,500	57,525
Multifamily residential	50,202	31,142	29,300	23,657	28,555

Total real estate	1,368,520	1,120,230	919,136	707,294	547,722
Commercial and industrial	148,853	109,459	100,642	111,978	95,951
Consumer	86,048	78,916	73,420	64,831	54,097
Direct financing leases	49,705	38,060	19,320	3,622	—
Agricultural (non-real estate)	22,298	20,605	18,520	15,266	15,388
Other	1,965	3,453	3,553	6,156	4,737

Total loans and leases	$1,677,389	$1,370,723	$1,134,591	$909,147	$717,895

Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2006, by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$541,535	$712,994	$113,991	$1,368,520
Commercial, industrial and agricultural	89,561	65,351	16,239	171,151
Consumer	20,375	59,040	6,633	86,048
Direct financing leases	1,178	48,527	—	49,705
Other	975	931	59	1,965

Total	$653,624	$886,843	$136,922	$1,677,389

Fixed rate	$281,620	$581,420	$81,499	$944,539
Floating rate (not at a floor or ceiling rate)	299,307	244,277	43,431	587,015
Floating rate (at floor rate)	52,893	8,992	4,170	66,055
Floating rate (at ceiling rate)	19,804	52,154	7,822	79,780

Total	$653,624	$886,843	$136,922	$1,677,389

The following table reflects loans and leases as of December 31, 2006 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Through 2 Years	Over 2 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Fixed rate	$353,859	$227,297	$166,319	$141,032	$56,032	$944,539
Floating rate (not at a floor or ceiling rate)	578,722	2,470	5,161	662	—	587,015
Floating rate (at floor rate)	63,706	1,835	514	—	—	66,055
Floating rate (at ceiling rate)	79,780	—	—	—	—	79,780

Total	$1,076,067	$231,602	$171,994	$141,694	$56,032	$1,677,389

Percentage of total	64.2%	13.8%	10.2%	8.5%	3.3%	100.0%
Cumulative percentage of total	64.2	78.0	88.2	96.7	100.0

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

Nonperforming loans and leases as a percent of total loans and leases were 0.34% at year-end 2006 compared to 0.25% and 0.57%, respectively, at year-end 2005 and 2004. Nonperforming assets as a percent of total assets were 0.24% as of year-end 2006 compared to 0.18% and 0.39%, respectively, at year-end 2005 and 2004.

The following table presents information concerning nonperforming assets including nonaccrual and restructured loans and leases, foreclosed assets held for sale and repossessions.

Nonperforming Assets

	December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Nonaccrual loans and leases	$5,713	$3,385	$6,497	$4,235	$2,194
Accruing loans and leases 90 days or more past due	—	—	—	—	—
Restructured loans and leases	—	—	—	—	—

Total nonperforming loans and leases	5,713	3,385	6,497	4,235	2,194
Foreclosed assets held for sale and repossessions(1)	407	356	157	780	333

Total nonperforming assets	$6,120	$3,741	$6,654	$5,015	$2,527

Nonperforming loans and leases to total loans and leases	0.34%	0.25%	0.57%	0.47%	0.31%
Nonperforming assets to total assets	0.24	0.18	0.39	0.36	0.24

(1)	Foreclosed assets held for sale and repossessions are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value net of estimated selling costs, if lower, until disposition.

Allowance and Provision for Loan and Lease Losses

The Company’s allowance for loan and lease losses was $17.7 million at December 31, 2006, or 1.06% of total loans and leases, compared with $17.0 million, or 1.24% of total loans and leases, at December 31, 2005. The allowance for loan and lease losses was $16.1 million or 1.42% of loans and leases at December 31, 2004. The increase in the allowance for loan and lease losses in recent years primarily reflects the growth in the Company’s loan and lease portfolio. While the Company believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

The amounts of provision to the allowance for loan and lease losses are based on the Company’s judgment and evaluation of the loan and lease portfolio utilizing the criteria discussed below. The provision for loan and lease losses for 2006 was $2.5 million compared to $2.3 million in 2005 and $3.3 million in 2004.

The Company’s net charge-offs to average loans and leases were 12 bps in 2006 compared to 11 bps in 2005 and 10 bps in 2004. The relatively low level of net charge-offs in recent years has resulted in a decline in the historical loss percentages used in the determination of the adequacy of the allowance for loan and lease losses. This has contributed to the decline in the Company’s allowance for loan and lease losses as a percentage of outstanding loans and leases.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Balance, beginning of period	$17,007	$16,133	$13,820	$10,936	$8,712
Loans and leases charged off:
Real estate:
Residential 1-4 family	124	196	167	288	361
Non-farm/non-residential	132	47	201	433	135
Construction/land development	58	—	29	44	216
Agricultural	—	—	—	5	89

Total real estate	314	243	397	770	801
Commercial and industrial	872	706	346	632	217
Consumer	709	785	503	450	626
Direct financing leases	63	—	—	—	—
Agricultural (non-real estate)	107	50	31	23	29

Total loans and leases charged off	2,065	1,784	1,277	1,875	1,673

Recoveries of loans and leases previously charged off:
Real estate:
Residential 1-4 family	5	53	32	20	14
Non-farm/non-residential	4	17	48	6	95
Construction/land development	4	23	1	8	2
Agricultural	—	—	—	6	—

Total real estate	13	93	81	40	111
Commercial and industrial	47	102	35	35	12
Consumer	234	152	142	141	112
Direct financing leases	13	—	—	—	—
Agricultural (non-real estate)	—	11	2	18	2

Total recoveries	307	358	260	234	237

Net loans and leases charged off	1,758	1,426	1,017	1,641	1,436
Provision charged to operating expense	2,450	2,300	3,330	3,865	3,660
Allowance added in bank acquisition	—	—	—	660	—

Balance, end of period	$17,699	$17,007	$16,133	$13,820	$10,936

Net charge-offs to average loans and leases	0.12%	0.11%	0.10%	0.20%	0.22%
Allowance for loan and lease losses to total loans and leases	1.06%	1.24%	1.42%	1.52%	1.52%
Allowance for loan and lease losses to nonperforming loans and leases	310%	502%	248%	326%	498%

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 5, “Accounting for Contingencies,” and are based on the Company’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its allowance for loan and lease losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect borrowers’ or lessees’ ability to pay, the value of property securing the loans and leases, and other relevant factors.

The Company’s internal grading system analysis assigns grades to all loans and leases except residential 1-4 family loans and consumer loans. Graded loans and leases are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. Residential 1-4 family and consumer loans are assigned an allowance allocation percentage based on past due status. Allowance allocation percentages for the various risk grades and past due categories are determined by management and are adjusted periodically. In determining these allowance allocation percentages, management considers, among other factors, historical loss percentages for risk rated loans and leases, consumer loans and residential 1-4 family loans. Additionally, management considers a variety of subjective criteria in determining the allowance allocation percentages.

All loans deemed to be impaired are evaluated individually. The majority of the Company’s impaired loans are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan. For all other impaired loans, the Company compares estimated discounted cash flows to the current investment in the loan. To the extent that the Company’s current investment in a particular loan exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

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

At December 31, 2006 management believed it was appropriate to maintain an unallocated portion of the allowance that is not derived by the allowance allocation percentages that ranges from 15% to 25% of the total allowance for loan and lease losses. In making this assessment, management considered a number of subjective criteria including (1) the degree of seasoning of many loans and leases in the portfolio, (2) the granularity or concentrations of credits to single borrowers, industries, and collateral types in the portfolio, (3) the ongoing expansion into new markets, and (4) the offering of relatively new loan and lease products.

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

Although the Company does not determine the overall allowance based upon the amount of loans or leases in a particular type or category (except in the case of residential 1-4 family and consumer loans), risk elements attributable to particular loan or lease types or categories are considered in assigning loan and lease grades to individual loans and leases. These risk elements include the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan to value ratio, the age, condition, value and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan to value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

The Board of Directors reviews the allowance on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management’s assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans and consumer loans, (ii) the past due status of residential 1-4 family loans and consumer loans and (iii) allowances made for specific loans and leases, the total allowance amount is available to absorb losses across the Company’s entire loan and lease portfolio.

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

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2006		2005		2004		2003		2002
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$3,052	16.8%	$3,423	19.8%	$3,427	21.9%	$1,393	24.1%	$1,248	25.6%
Non-farm/non-residential	3,085	25.9	3,368	27.4	3,107	29.1	3,790	31.4	2,625	29.6
Construction/land development	3,381	30.7	2,820	26.8	1,881	21.6	1,301	12.9	736	9.1
Agricultural	765	5.2	562	5.5	510	5.8	756	6.8	728	8.0
Multifamily residential	272	3.0	235	2.2	226	2.6	261	2.6	290	4.0
Commercial and industrial	1,373	8.9	1,111	8.0	1,004	8.9	1,600	12.3	1,228	13.4
Consumer	2,179	5.1	2,062	5.8	1,752	6.5	1,083	7.1	975	7.5
Direct financing leases	305	3.0	286	2.8	170	1.7	72	0.4	—	—
Agricultural (non-real estate)	150	1.3	200	1.5	164	1.6	195	1.7	204	2.2
Other	77	0.1	41	0.2	25	0.3	952	0.7	599	0.6
Unallocated allowance	3,060		2,899		3,867		2,417		2,303

Total	$17,699		$17,007		$16,133		$13,820		$10,936

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases and the list of impaired loans and leases, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are charged off. At December 31, 2006 substandard loans and leases not designated as nonaccrual or 90 days past due totaled $5.4 million compared to $4.4 million at December 31, 2005. No loans or leases were designated as doubtful or loss at December 31, 2006 or 2005.

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

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the legal lending limit of the Bank are authorized by the loan committee, which during 2006 consisted of any five or more directors and two, increasing to three in June 2006, of the Bank’s senior officers. At least quarterly the Board of Directors reviews reports of loan and lease originations, loan and lease commitments over $100,000, past due loans and leases, internally classified and watch list loans and leases, a summary of the activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

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

Investment Securities

The Company’s investment securities portfolio provides a significant source of revenue for the Company. At December 31, 2006, 2005 and 2004, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss).

The following table presents the amortized cost and the fair value of investment securities for the dates indicated.

Investment Securities

	December 31,
	2006		2005		2004
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
	(Dollars in thousands)
Mortgage-backed securities	$406,611	$397,964	$266,722	$258,540	$303,816	$299,724
Obligations of states and political Subdivisions	133,255	135,149	227,286	231,681	120,599	121,691
Securities of U.S. Government agencies	75,875	74,530	66,027	65,503	—	—
FHLB stock and other equity securities(2)	11,489	11,489	16,020	16,020	10,497	10,497
Other securities	1,000	1,000	2,300	2,376	2,530	2,600

Total	$628,230	$620,132	$578,355	$574,120	$437,442	$434,512

(1)	The fair value of the Company’s investment securities is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities.
(2)	FHLB stock and other equity securities consist of securities that do not have readily determinable fair values. These securities are carried at cost.

The following table reflects the maturity distribution of the Company’s investment securities, at fair value, as of December 31, 2006 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2006 and (3) callable investment securities for which the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Mortgage-backed securities	$36,927	$98,123	$262,914	$—	$397,964
Obligations of states and political subdivisions	1,171	10,944	22,122	100,912	135,149
Securities of U.S. Government agencies	—	65,252	9,278	—	74,530
Other securities(1)	—	—	—	12,489	12,489

Total	$38,098	$174,319	$294,314	$113,401	$620,132

Percentage of total	6.14%	28.11%	47.46%	18.29%	100.00%
Weighted-average yield - FTE(2)	5.44	5.27	5.46	7.26	5.73

(1)	Includes approximately $11.4 million of FHLB stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.
(2)	The weighted-average yields - FTE are based on amortized cost.

Deposits

The Company’s lending and investing activities are funded primarily by deposits. During 2006 the Company pursued an initiative to grow and diversify its deposits from both retail and wholesale sources. As a result the Company’s total deposits increased 28.5% to $2.05 billion at December 31, 2006, compared to $1.59 billion at December 31, 2005. These deposit totals included brokered deposits of $309.2 million at December 31, 2006 compared to $163.1 million at December 31, 2005.

Total deposits at December 31, 2006 included 66.4% time deposits and 33.6% demand and savings deposits. Total deposits at December 31, 2005 included 59.0% time deposits and 41.0% demand and savings deposits. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprised 25.4% of total deposits at December 31, 2006 and 32.0% at December 31, 2005. Non-interest bearing demand deposits constituted 8.2% of total deposits at December 31, 2006 compared to 9.0% at December 31, 2005.

The following table reflects the average balances and average rates paid for each deposit category shown for the years ended December 31, 2006, 2005 and 2004.

Average Deposit Balances and Rates

	Year Ended December 31,
	2006		2005		2004
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing accounts	$152,281	—	$138,072	—	$118,798	—
Interest bearing accounts:
Transaction (NOW)	404,433	2.55%	375,361	1.48%	344,908	1.06%
Savings	27,107	0.20	27,265	0.20	28,248	0.24
Money market	91,784	3.65	63,983	2.23	47,169	1.11
Time deposits less than $ 100,000	398,178	4.15	299,104	2.68	245,935	1.95
Time deposits $100,000 or more	752,765	4.67	542,378	3.00	411,865	1.88

Total deposits	$1,826,548		$1,446,163		$1,196,923

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2006.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2006
(Dollars in thousands)
3 months or less	$382,315
Over 3 to 6 months	169,830
Over 6 to 12 months	313,487
Over 12 months	12,240

$877,872

Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB advances and federal funds purchased) and subordinated debentures.

Other interest bearing liabilities totaled $300.6 million at December 31, 2006, a decrease from $384.9 million at December 31, 2005. Repurchase agreements with customers increased to $41.0 million at December 31, 2006 from $35.7 million at December 31, 2005. Subordinated debentures increased to $64.9 million at December 31, 2006 from $44.3 million at December 31, 2005 as a result of the issuance of additional trust preferred securities in September 2006. Other borrowings, including FHLB advances and federal funds purchased, decreased to $194.7 million at December 31, 2006 from $304.9 million at December 31, 2005 as a result of the Company’s increased efforts to grow and diversify deposits.

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

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing December 1, 2006. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	(1.5)%
+100	(1.8)
-100	1.2
-200	0.8

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

The Company’s simple static gap analysis is shown in the following table. At December 31, 2006 the cumulative ratios of RSA to RSL at six months and one year, respectively, were 79.82% and 64.30%. A financial institution is considered to be liability sensitive, or as having a negative gap, when the amount of its interest bearing liabilities maturing or repricing within a given time period exceeds the amount of its interest earning assets also maturing or repricing within that time period. Conversely, an institution is considered to be asset sensitive, or as having a positive gap, when the amount of its interest bearing liabilities maturing and repricing is less than the amount of its interest earning assets also maturing or repricing during the same period. Generally, in a falling interest rate environment, a negative gap should result in an increase in net interest income, and in a rising interest rate environment this negative gap should adversely affect net interest income. The converse would be true for a positive gap. Due to inherent limitations in any static gap analysis and since conditions change on a daily basis, these expectations may not reflect future results. As already noted, the Company believes the earnings simulation model results presented above are a more meaningful estimate of its interest rate risk and sensitivity.

Rate Sensitive Assets and Liabilities

	December 31, 2006
	RSA(1)	RSL	Period Gap	Cumulative Gap	Cumulative Gap to Total RSA	Cumulative RSA to RSL
		(Dollars in thousands)
Immediate to 6 months	$927,418	$1,161,824	$(234,406)	$(234,406)	(10.20)%	79.82%
Over 6—12 months	182,256	563,835	(381,579)	(615,985)	(26.81)	64.30
Over 1—2 years	273,296	28,479	244,817	(371,168)	(16.15)	78.84
Over 2—3 years	217,235	3,850	213,385	(157,783)	(6.87)	91.02
Over 3—5 years	234,513	61,377	173,136	15,353	0.67	100.84
Over 5 years	463,006	358,498	104,508	119,861	5.22	105.50

Total	$2,297,724	$2,177,863	$119,861

(1)	Certain variable rate loans have a contractual floor and/or ceiling rate. Approximately $66.1 million of loans were at their contractual floor rate and approximately $79.8 million of loans were at their contractual ceiling rate as of December 31, 2006. These loans are shown in the earliest time period in which they could reprice even though the contractual floor/ceiling may preclude repricing to a lower/higher rate. Of these loans at their contractual floor rate, $62.4 million are reflected as repricing immediately to six months, $1.3 million in over six to 12 months and the remaining $2.4 million are reflected in various time periods exceeding 12 months. Of these loans at their contractual ceiling rate, $77.9 million are reflected as repricing in the immediate to six months time period and the remaining $1.9 million are reflected in the over six to 12 months time period.

The data used in the previous table is based on contractual repricing dates for variable or adjustable rate instruments except for non-maturity interest bearing deposit accounts. With respect to non-maturity interest bearing deposit accounts, the Company believes these deposit accounts are “core” to the Company’s banking operations and may not reprice on a one-to-one basis as a result of interest rate movements. At December 31, 2006 the Company estimates the co-efficient for change in interest rates is approximately 50% for its interest bearing money market account balances, approximately 30% for its MaxYield® account balances, approximately 25% for its other interest bearing transaction account balances and approximately 5% for its savings account balances. Accordingly the Company has included these portions of the non-maturity interest bearing deposit accounts as repricing immediately, with the remaining portions shown as repricing beyond five years. Fixed-rate callable investments and borrowings are scheduled on their contractual maturity unless the Company has received notification the investment or borrowing will be called. In the event the Company has received notification of call, the investment or borrowing is placed in the category for the time period in which the call occurs or is expected to occur. Collateralized mortgage obligations and other mortgage-backed securities are scheduled over maturity periods utilizing Bloomberg consensus prepayment speeds based on interest rate levels at December 31, 2006. Other fixed-rate financial instruments are scheduled on their contractual maturity.

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

The Company’s consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2006 and 2005 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2006 and 2005.

Consolidated Capital Ratios

	December 31,
	2006	2005
	(Dollars in thousands)
Tier 1 capital:
Stockholders’ equity	$174,633	$149,403
Allowed amount of trust preferred securities	59,851	43,000
Net unrealized losses on available-for-sale investment securities	4,922	2,574
Less goodwill and certain intangible assets	(6,140)	(6,402)

Total Tier 1 capital	233,266	188,575
Tier 2 capital:
Remaining amount of trust preferred securities	3,149	—
Qualifying allowance for loan and lease losses	17,699	17,007

Total risk-based capital	$254,114	$205,582

Risk-weighted assets	$1,991,570	$1,579,371

Adjusted quarterly average assets - fourth quarter	$2,485,450	$2,069,430

Ratios at end of period:
Leverage	9.39%	9.11%
Tier 1 risk-based capital	11.71	11.94
Total risk-based capital	12.76	13.02
Minimum ratio guidelines:
Leverage(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31,
	2006	2005
	(Dollars in thousands)
Stockholders’ equity - Tier 1 capital	$196,816	$159,972
Leverage ratio	7.95%	7.75%
Tier 1 risk-based capital ratio	9.94	10.17
Total risk-based capital ratio	10.83	11.25

Liquidity and Capital Resources

Growth and Expansion. During 2006 the Company added nine new Arkansas banking offices, including two offices in Rogers, two offices in Hot Springs, two offices in Bella Vista, and one office each in Bentonville, Texarkana and Springdale. The Company also added its fourth and fifth banking offices in Texas, including Texarkana and Frisco. In addition to these 11 permanent banking offices, the Company replaced a temporary office in Fayetteville, Arkansas with a new permanent facility, replaced one of its oldest banking offices in Ozark, Arkansas with a new facility and established a loan production office in Tulsa, Oklahoma. The Company also closed one banking office during 2006. During 2005 the Company added six Arkansas banking offices. At December 31, 2006, the Company had 62 Arkansas banking offices, five Texas banking offices and loan production offices in Little Rock, Arkansas, Charlotte, North Carolina and Tulsa, Oklahoma.

The Company expects to continue its growth and de novo branching strategy. During 2007 the Company expects to add approximately five new banking offices and replace one temporary office with a permanent facility. During the fourth quarter of 2006, the Company filed an application for a new Oklahoma bank subsidiary. Assuming this application is approved, the Company expects to combine its existing Oklahoma loan production office with this new charter and engage in full-service banking operations during 2007. Because Oklahoma and North Carolina permit reciprocal interstate branching, the Company ultimately expects to use the new Oklahoma subsidiary to expand its North Carolina loan production office to a full-service banking operation, most likely in 2008. Opening new offices, replacing temporary offices and chartering a new Oklahoma bank subsidiary are subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty. The Company may increase or decrease its expected number of new offices as a result of a variety of factors including the Company’s financial results, changes in economic or competitive conditions or other factors.

During 2006 the Company spent $31.0 million on capital expenditures for premises and equipment. The Company’s capital expenditures for 2007 are expected to be in the range of $22 to $28 million, including progress payments on construction projects expected to be completed in 2006 through 2008, furniture and equipment costs and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals and other factors.

Issuance of Subordinated Debentures. On September 29, 2006 the Company issued $20.6 million of adjustable rate subordinated debentures and related trust preferred securities. These subordinated debentures and securities bear interest at the 90-day LIBOR plus 1.60%, adjustable quarterly. The interest rate on these subordinated debentures and securities at December 31, 2006 was 6.96%. These subordinated debentures and securities have a 30-year final maturity and are prepayable at par by the Company on or after December 15, 2011 or earlier in certain circumstances.

At December 31, 2006, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding. In addition to the $20.6 million of subordinated debentures and securities issued in 2006, the Company currently has outstanding $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925% and $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22%.

These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Bank Liquidity. Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors, borrowers and lessees by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility the Company may be unable to satisfy those current or future financial commitments. The ALCO has primary oversight for the Company’s liquidity and funds management.

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor, borrower and lessee demands, as well as operating cash needs of the Company are met, and the cost of funding such requirements and needs is reasonable. The Company maintains a liquidity risk management policy and a contingency funding plan that include policies and procedures for managing liquidity risk. Generally the Company relies on deposits, loan and lease repayments and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company’s markets and brokered deposits. The Company has used these funds, together with FHLB advances and other borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers’ and lessees’ ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or layoffs, inclement weather, natural disasters and other factors. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and deposit withdrawal demands or otherwise fund operations. Such sources include FHLB advances, secured and unsecured federal funds lines of credit from correspondent banks and FRB borrowings.

At December 31, 2006 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $254 million of available blanket borrowing capacity with the FHLB, (2) $17 million of investment securities available to pledge for federal funds or other borrowings, (3) $36 million of available unsecured federal funds borrowing lines and (4) up to $154 million from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease repayments and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company’s primary funding sources.

Dividend Policy. In 2006 the Company paid dividends of $0.40 per share. In 2005 and 2004 the Company paid dividends of $0.37 and $0.30 per share, respectively. In 2006 the per share dividend was $0.10 in each of the quarters. In the first quarter of 2007, the Company paid a dividend of $0.10 per share. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time. The Company’s goal is to continue at approximately the current level of quarterly dividend with consideration given to future changes depending on the Company’s earnings, capital and liquidity needs.

Contractual Obligations. The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures and other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Time deposits(1)	$1,357,845	$34,258	$1,566	$45	$1,393,714
Deposits without a stated maturity(2)	687,553	—	—	—	687,553
Repurchase agreements with customers(1)	41,003	—	—	—	41,003
Federal funds purchased(1)	25,011	—	—	—	25,011
Other borrowings(1)	112,636	7,949	61,842	1,012	183,439
Subordinated debentures(1)	4,708	9,429	9,416	166,702	190,255
Lease obligations	504	630	440	2,471	4,045
Other obligations	12,535	1,264	—	—	13,799

Total contractual obligations	$2,241,795	$53,530	$73,264	$170,230	$2,538,819

(1)	Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2006. The contractual amounts to be paid on variable rate obligations are affected by changes in market rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.
(2)	Includes interest accrued and unpaid through December 31, 2006.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2006. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn upon.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit(1)	$237,451	$132,328	$42,764	$37,374	$449,917
Standby letters of credit	9,408	567	16	—	9,991

Total commitments	$246,859	$132,895	$42,780	$37,374	$459,908

(1)	Includes commitments to extend credit under mortgage interest rate locks of $8.2 million that expire in one year or less.

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

Forward-Looking Information

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management, include certain forward-looking statements including, without limitation, statements about economic, competitive and interest rate conditions, plans, goals, expectations and outlook for revenue growth, income, earnings per share, net interest margin, including the effects of the relatively flat to inverted yield curve and intense competition, net interest income, non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on sales of investment securities and other assets, non-interest expense, including the cost of opening new offices, efficiency ratio, anticipated future operating results and financial performance, asset quality, nonperforming loans and leases, nonperforming assets, net charge-offs, past due loans and leases, interest rate sensitivity, including the effects of possible interest rate changes, future growth and expansion opportunities, opportunities and goals for future market share growth, plans for new office openings, including chartering a new Oklahoma bank subsidiary, engaging in interstate branching and converting loan production offices to full service banking offices, expected capital expenditures, loan, lease and deposit growth, changes in the Company’s investment securities portfolio and other similar forecasts and statements of expectation. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, the following: (1) potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel, obtaining regulatory or other approvals, chartering a new Oklahoma bank subsidiary, engaging in interstate branching and converting loan production offices to full-service banking offices, obtaining permits and designing, constructing and opening new offices; (2) the ability to attract new deposits, loans and leases; (3) interest rate fluctuations, including changes in the yield curve between short-term and long-term rates; (4) competitive factors and pricing pressures, including their effect on the Company’s net interest margin; (5) general economic conditions, including their effect on investment securities values, the creditworthiness of borrowers and lessees and collateral values; (6) changes in legal and regulatory requirements; (7) adoption of new accounting standards or changes in existing standards; and (8) adverse results in future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Common Stock Market Prices and Dividends

Unaudited

	2006 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$33,781	$37,854	$41,467	$42,096
Total interest expense	16,343	19,869	23,693	24,573

Net interest income	17,438	17,985	17,774	17,523
Provision for loan and lease losses	500	500	550	900
Non-interest income	6,164	4,954	5,680	6,434
Non-interest expense	11,160	11,017	11,707	12,506
Income taxes	3,545	3,491	3,187	3,196

Net income	$8,397	$7,931	$8,010	$7,355

Per share:
Earnings - diluted	$0.50	$0.47	$0.48	$0.44
Cash dividends	0.10	0.10	0.10	0.10
Bid price per common share:
Low	$34.44	$31.74	$29.96	$30.99
High	37.69	37.20	34.63	34.53

	2005 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$24,763	$26,849	$29,223	$32,046
Total interest expense	8,304	10,038	11,763	14,201

Net interest income	16,459	16,811	17,460	17,845
Provision for loan and lease losses	500	500	800	500
Non-interest income	4,371	4,913	5,164	4,804
Non-interest expense	9,495	10,008	10,270	10,306
Income taxes	3,513	3,503	3,483	3,460

Net income	$7,322	$7,713	$8,071	$8,383

Per share:
Earnings - diluted	$0.44	$0.46	$0.48	$0.50
Cash dividends	0.08	0.09	0.10	0.10
Bid price per common share:
Low	$31.08	$30.58	$32.37	$32.21
High	34.82	32.56	35.18	38.32

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

Company Performance

The graph below shows a comparison for the period commencing December 31, 2001 through December 31, 2006 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2001.

	12/31/2001	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006
OZRK (Bank of the Ozarks, Inc.)	$100	$188	$366	$559	$613	$555
SML (S&P Smallcap Index)	$100	$85	$118	$145	$157	$180
NDF (NASDAQ Financial Index)	$100	$98	$129	$149	$152	$174

Report of Management on the Company’s

Internal Control Over Financial Reporting

February 19, 2007

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

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006, based on the specified criteria.

Management’s assessment of the effectiveness of internal control over financial reporting has been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their report which is included herein.

George Gleason	Paul Moore
Chairman and Chief Executive Officer	Chief Financial Officer and Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited management’s assessment, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting, that Bank of the Ozarks, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Bank of the Ozarks, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2006, and our report dated February 26, 2007, expressed an unqualified opinion thereon.

Brentwood, Tennessee

February 26, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheet of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007, expressed an unqualified opinion thereon.

Brentwood, Tennessee

February 26, 2007

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheet of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2005 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bank of the Ozarks, Inc. at December 31, 2005 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas

March 9, 2006

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks	$42,531	$40,379
Interest earning deposits	203	207

Cash and cash equivalents	42,734	40,586
Investment securities - available for sale (“AFS”)	620,132	574,120
Loans and leases	1,677,389	1,370,723
Allowance for loan and lease losses	(17,699)	(17,007)

Net loans and leases	1,659,690	1,353,716
Premises and equipment, net	116,679	88,786
Foreclosed assets held for sale, net	407	356
Accrued interest receivable	17,384	13,802
Bank owned life insurance	44,229	42,397
Intangible assets, net	6,140	6,402
Other, net	22,005	14,717

Total assets	$2,529,400	$2,134,882

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Demand non-interest bearing	$167,841	$143,456
Savings and interest bearing transaction	519,427	509,660
Time	1,357,824	938,527

Total deposits	2,045,092	1,591,643
Repurchase agreements with customers	41,001	35,671
Other borrowings	194,661	304,865
Subordinated debentures	64,950	44,331
Accrued interest payable and other liabilities	9,063	8,969

Total liabilities	2,354,767	1,985,479

Commitments and contingencies
Stockholders’ equity:
Preferred stock; $ 0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $ 0.01 par value; 50,000,000 shares authorized; 16,746,540 and 16,664,640 shares issued and outstanding at December 31, 2006 and 2005, respectively	167	167
Additional paid-in capital	36,779	34,210
Retained earnings	142,609	117,600
Accumulated other comprehensive loss	(4,922)	(2,574)

Total stockholders’ equity	174,633	149,403

Total liabilities and stockholders’ equity	$2,529,400	$2,134,882

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$121,462	$87,768	$65,158
Investment securities:
Taxable	25,346	16,998	15,566
Tax-exempt	8,380	8,104	4,488
Deposits with banks and federal funds sold	10	11	19

Total interest income	155,198	112,881	85,231

Interest expense:
Deposits	65,345	31,314	16,796
Repurchase agreements with customers	1,312	450	446
Other borrowings	13,953	9,848	5,134
Subordinated debentures	3,868	2,693	2,232

Total interest expense	84,478	44,305	24,608

Net interest income	70,720	68,576	60,623
Provision for loan and lease losses	2,450	2,300	3,330

Net interest income after provision for loan and lease losses	68,270	66,276	57,293

Non-interest income:
Service charges on deposit accounts	10,217	9,875	9,479
Mortgage lending income	2,918	3,034	3,292
Trust income	1,947	1,673	1,476
Bank owned life insurance income	1,832	1,816	1,213
Gains on sales of investment securities	3,917	213	774
Other	2,400	2,641	1,991

Total non-interest income	23,231	19,252	18,225

Non-interest expense:
Salaries and employee benefits	27,506	23,477	20,666
Net occupancy and equipment	7,030	6,254	5,189
Other operating expenses	11,854	10,349	11,750

Total non-interest expense	46,390	40,080	37,605

Income before taxes	45,111	45,448	37,913
Provision for income taxes	13,418	13,959	12,030

Net income	$31,693	$31,489	$25,883

Basic earnings per share	$1.90	$1.89	$1.58

Diluted earnings per share	$1.89	$1.88	$1.56

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2004	$162	$27,131	$71,293	$(100)	$98,486
Comprehensive income:
Net income	—	—	25,883	—	25,883
Other comprehensive loss:
Unrealized gains and losses on AFS investment securities, net of $913 tax effect	—	—	—	(1,415)	(1,415)
Reclassification adjustment for gains and losses included in income, net of $172 tax effect	—	—	—	(266)	(266)

Total comprehensive income	—	—	—	—	24,202

Cash dividends paid, $0.30 per share	—	—	(4,914)	—	(4,914)
Issuance of 261,850 shares of common stock for exercise of stock options	3	974	—	—	977
Tax benefit on exercise of stock options	—	2,397	—	—	2,397
Compensation expense under stock-based compensation plans	—	258	—	—	258

Balances - December 31, 2004	165	30,760	92,262	(1,781)	121,406
Comprehensive income:
Net income	—	—	31,489	—	31,489
Other comprehensive loss:
Unrealized gains and losses on AFS investment securities, net of $412 tax effect	—	—	—	(639)	(639)
Reclassification adjustment for gains and losses included in income, net of $100 tax effect	—	—	—	(154)	(154)

Total comprehensive income					30,696

Cash dividends paid, $0.37 per share	—	—	(6,151)	—	(6,151)
Issuance of 170,250 shares of common stock for exercise of stock options	2	972	—	—	974
Tax benefit on exercise of stock options	—	1,864	—	—	1,864
Compensation expense under stock-based compensation plans	—	614	—	—	614

Balances - December 31, 2005	167	34,210	117,600	(2,574)	149,403
Comprehensive income:
Net income	—	—	31,693	—	31,693
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $21 tax effect	—	—	—	32	32
Reclassification adjustment for gains and losses included in income, net of $1,537 tax effect	—	—	—	(2,380)	(2,380)

Total comprehensive income	—	—	—	—	29,345

Cash dividends paid, $0.40 per share	—	—	(6,684)	—	(6,684)
Issuance of 81,900 shares of common stock for exercise of stock options	—	824	—	—	824
Tax benefit on exercise of stock options	—	880	—	—	880
Compensation expense under stock-based compensation plans	—	865	—	—	865

Balances - December 31, 2006	$167	$36,779	$142,609	$(4,922)	$174,633

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$31,693	$31,489	$25,883
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,024	2,770	2,467
Amortization	262	262	274
Provision for loan and lease losses	2,450	2,300	3,330
Provision for losses on foreclosed assets	75	32	56
Net (accretion) amortization of investment securities	(1,159)	(980)	8
Gains on sales of investment securities	(3,917)	(213)	(774)
Originations of mortgage loans for sale	(173,689)	(175,558)	(177,966)
Proceeds from sales of mortgage loans for sale	170,485	176,439	181,283
Losses (gains) on dispositions of premises and equipment and other assets	89	(567)	(309)
Deferred income tax (benefit) expense	(352)	21	597
Increase in cash surrender value of bank owned life insurance	(1,832)	(1,816)	(1,213)
Tax benefits on exercise of stock options	(880)	(1,864)	(2,397)
Compensation expense under stock-based compensation plans	865	614	258
Write-off of deferred debt issuance costs	—	—	852
Changes in assets and liabilities:
Accrued interest receivable	(3,583)	(5,241)	(1,532)
Other assets, net	(3,013)	(551)	1,528
Accrued interest payable and other liabilities	2,098	4,917	2,497

Net cash provided by operating activities	22,616	32,054	34,842

Cash flows from investing activities:
Proceeds from sales of investment securities AFS	157,954	9,013	16,400
Proceeds from maturities of investment securities AFS	51,469	124,721	154,848
Purchases of investment securities AFS	(256,389)	(273,449)	(243,411)
Net increase in loans and leases	(306,556)	(242,721)	(231,896)
Purchases of premises and equipment	(31,017)	(26,966)	(17,420)
Proceeds from disposition of premises and equipment and other assets	1,561	5,553	3,286
Assets acquired for lease under operating leases	—	(141)	(1,120)
Cash paid for interests in unconsolidated investments	(1,704)	(674)	(430)
Cash paid for bank charter intangible	—	—	(239)
Purchase of bank owned life insurance	—	—	(18,000)

Net cash used in investing activities	(384,682)	(404,664)	(337,982)

Cash flows from financing activities:
Net increase in deposits	453,450	211,713	317,866
Net (repayments of) proceeds from other borrowings	(110,205)	160,800	(1,476)
Net increase in repurchase agreements with customers	5,330	2,448	3,325
Proceeds from issuance of subordinated debentures	20,619	—	15,464
Repayment of subordinated debentures	—	—	(17,784)
Proceeds from exercise of stock options	824	974	977
Tax benefits on exercise of stock options	880	1,864	2,397
Cash dividends paid	(6,684)	(6,151)	(4,914)

Net cash provided by financing activities	364,214	371,648	315,855

Net increase (decrease) in cash and cash equivalents	2,148	(962)	12,715
Cash and cash equivalents - beginning of year	40,586	41,548	28,833

Cash and cash equivalents - end of year	$42,734	$40,586	$41,548

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary - Bank of the Ozarks (the “Bank”), and four 100%-owned finance subsidiary business trusts - Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”), Ozark Capital Statutory Trust IV (“Ozark IV”) and Ozark Capital Statutory Trust V (“Ozark V”) (collectively, the “Trusts”). The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank has banking offices located in northern, western, and central Arkansas, Frisco, Dallas and Texarkana, Texas and loan production offices in Little Rock, Arkansas, Charlotte, North Carolina and Tulsa, Oklahoma.

Basis of presentation, use of estimates and principles of consolidation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The consolidated financial statements include the accounts of the Company and the Bank. Significant intercompany transactions and amounts have been eliminated.

Subsidiaries in which the Company has majority voting interest (principally defined as owning a voting or economic interest greater than 50%) are consolidated. Investments in companies in which the Company has significant influence over voting and financing decisions (principally defined as owning a voting or economic interest of 20% to 50%) and investments in limited partnerships and limited liability companies are generally accounted for by the equity method of accounting. Investments in limited partnerships and limited liability companies in which the Company’s interest is so minor such that it has virtually no influence over operating and financial policies are generally accounted for by the cost method of accounting.

The Company, through investments in limited partnerships and limited liability companies, invests in low-income housing and new market tax credit projects to promote economic development and to contribute to the enhancement of the communities it serves. Investments primarily consist of real estate projects and providing working capital. The carrying value of these investments was $6.6 million and $6.8 million, respectively, at December 31, 2006 and 2005. As a limited partner or member in these investments, the Company is allocated tax credits and deductions associated with the underlying projects. During 2006, 2005 and 2004 the Company’s aggregate federal and state income tax liability was reduced by $330,000, $235,000 and $712,000, respectively, as a result of the allocation of such credits and deductions. The Company evaluates the carrying value of these investments for impairment, which is generally based on total credits and deductions allocated to date and total estimated credits and deductions remaining to be allocated. As a result of such evaluation, the Company recorded impairment charges of $223,000, $191,000 and $424,000, respectively, during 2006, 2005 and 2004.

The voting interest approach is not applicable for entities that are not controlled through voting interests or in which the equity investors do not bear the residual economic risk. In such instances, Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised) (“FIN 46R”), “Consolidation of Variable Interest Entities,” provides guidance on when the assets, liabilities and activities of a variable interest entity (“VIE”) should be included in the Company’s consolidated financial statements. FIN 46R requires a VIE to be consolidated by a company if that company is considered the primary beneficiary of the VIE’s activities. The Company has determined that the 100%-owned finance subsidiary Trusts are VIEs, but that the Company is not the primary beneficiary of the Trusts. Accordingly, the Company does not consolidate the activities of the Trusts into its financial statements, but instead reports its ownership interests in the Trusts as other assets and reports the subordinated debentures as a liability in the consolidated balance sheets. The distributions on the subordinated debentures are reported as interest expense in the accompanying consolidated statements of income.

Cash and cash equivalents - For cash flow purposes, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

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

Investment securities not classified as HTM or trading and marketable equity securities not classified as trading are classified as available for sale (“AFS”). AFS investment securities are stated at estimated fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The Company also owns stock in the Federal Home Loan Bank of Dallas (“FHLB”) and other equity securities that are required under regulatory guidelines. These securities do not have readily determinable fair values and are carried at cost. At December 31, 2006 and 2005, the Company has classified all of its investment securities as AFS.

Interest and dividends on investment securities, including the amortization of premiums and accretion of discounts through maturity, or in the case of mortgage-backed securities, over the estimated life of the security are included in interest income. Realized gains or losses on the sale of investment securities are recognized on the specific identification method at the time of sale and are included in non-interest income. Purchases and sales of investment securities are recognized on a trade-date basis.

Loans and leases - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is recognized on an accrual basis and is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and costs are generally deferred and recognized as an adjustment to yield on the related loan.

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

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded. Related fees are recognized when earned.

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $6.7 million and $3.5 million, respectively, at December 31, 2006 and 2005. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment (“IRLC”), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company also enters into a forward sale commitment (“FSC”) for the sale of its mortgage loans originations in order to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Accordingly, the fair values of derivative assets and liabilities for the Company’s IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end. The fair value of derivative assets and liabilities were not material at both December 31, 2006 and 2005. The notional amounts of loan commitments under the IRLC were $8.2 million and $8.4 million, respectively, at December 31, 2006 and 2005.

Allowance for loan and lease losses (“ALLL”) - The ALLL is established through a provision for such losses charged against income. All or portions of loans or leases deemed to be uncollectible are charged against the ALLL when management believes that collectibility of some portion or all outstanding principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the ALLL.

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

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Substantially all nonaccrual loans or leases and all loans or leases that have been restructured from their original contractual terms are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

The accrual of interest on impaired loans and leases is discontinued when, in management’s opinion, the borrower or lessee may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment - Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Depreciable lives for the major classes of assets are 12 to 45 years for buildings and improvements and 3 to 25 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the term of the lease. Accelerated depreciation methods are used for income tax purposes. Maintenance and repair charges are expensed as incurred.

Foreclosed assets held for sale - Real estate and personal properties acquired through or in lieu of loan foreclosure and repossessions are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of foreclosure or repossession. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted to the then estimated fair value net of estimated selling costs, if lower, until disposition. Gains and losses from the sale of foreclosed assets, repossessions and other real estate are recorded in non-interest income, and expenses used to maintain the properties are included in non-interest expense.

Income taxes - The Company utilizes the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

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

Intangible assets - Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2006 and 2005. As required by SFAS No. 142, the Company performed its annual impairment test of goodwill as of October 1, 2006. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a vacated Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2006 and 2005, less accumulated amortization of $33,000 and $21,000 at December 31, 2006 and 2005, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 8 to 10 years. Core deposit intangibles totaled $2.3 million at both December 31, 2006 and 2005, less accumulated amortization of $1.6 million and $1.4 million at December 31, 2006 and 2005, respectively.

The aggregate amount of amortization expense for the Company’s core deposit and bank charter intangibles is expected to be $262,000 in 2007; $214,000 in 2008; $110,000 per year in years 2009 - 2010 and $56,000 in 2011.

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

Stock-based compensation - The Company has an employee stock option plan and a non-employee director stock option plan, which are described more fully in Note 11. Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) (“SFAS No. 123R”) “Share-Based Payment,” to account for these stock option plans. SFAS No. 123R eliminated the alternative to use the intrinsic value method of accounting for stock-based compensation that was provided for under the provisions of Accounting Principles Board (“APB”) Opinion No. 25. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award.

As allowed by SFAS No. 123R, the Company is using the modified prospective application. Accordingly, the provisions of SFAS No. 123R apply to all new awards granted subsequent to December 31, 2005 and to all awards outstanding on January 1, 2006 for which the requisite service had not been rendered. Since the Company had previously adopted the fair value provisions of SFAS No. 123, as amended by SFAS No. 148, in accounting for its stock options, the adoption of SFAS No. 123R did not have a material impact on the Company’s financial position, results of operations or liquidity.

For the year ended December 31, 2006, the Company recognized $865,000 of non-interest expense as a result of applying the provisions of SFAS No. 123R to its stock option plans. For the years ended December 31, 2005 and 2004, the Company recognized $614,000 and $258,000, respectively, of non-interest expense as a result of applying the provisions of SFAS No. 123, as amended by SFAS No. 148, to its stock option plans. The effect on net income and earnings per share if the Company had applied the fair value provisions of accounting for all of its stock-based employee compensation prior to the adoption of SFAS No. 123R and SFAS No. 123, as amended, is provided in Note 11.

Segment disclosures - SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment - community banking - SFAS No. 131 has no impact on the Company’s financial statements or its disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company’s revenues.

Recent accounting pronouncements - In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 expresses the SEC staff’s views regarding the process of quantifying financial statement misstatements and is intended to eliminate diversity in practice. The provisions of SAB No. 108 require registrants to quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are consistent, is material. The provisions of SAB No. 108 were effective for fiscal years ending after November 15, 2006, and did not have a material impact on the Company’s financial position, results of operations or liquidity.

In September 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-5 (“EITF 06-5”), “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.” The provisions of EITF 06-5 require that a policy-holder of a BOLI contract should (i) consider separately any additional amounts or limitations included in the contractual terms of the policy other than the cash surrender value in determining the amount that could be realized under the contract in accordance with Technical Bulletin No. 85-4, (ii) determine the amount that could be realized under multiple contracts assuming surrender of each contract individually for situations where surrender of all contracts provides the policyholder an amount greater than does surrender of each contract individually, and (iii) not discount the cash surrender value component to be realized under the contract when contractual restrictions or the ability to surrender a policy exist, as long as the policyholder continues to participate in changes in the cash surrender value. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, and is not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements, with the intent of increasing consistency and comparability in fair value measures and providing financial users with better information about the extent to which fair value is used and their effect on earnings for the periods reported. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact, if any, that adoption of SFAS No. 157 will have on the Company’s financial position, results of operations and liquidity.

In June 2006 the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, and are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

In February 2006 the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.” SFAS No. 155 amends SFAS No. 133 and No. 140 and was issued to improve financial reporting by eliminating the exemption from applying SFAS No. 133 to interest in securitized financial assets so that similar instruments are accounted for in a similar manner. SFAS No. 155 also allows an entity to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The provisions of SFAS No. 155 are effective for fiscal years beginning after September 15, 2006, and are not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

On November 3, 2005, the FASB issued Staff Position (“FSP”) No. FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This FSP addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. It also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The guidance in FSP No. FAS 115-1 applies to reporting periods beginning after December 15, 2005, and did not have a material impact on the Company’s financial position, results of operations or liquidity.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20 and SFAS No. 3 by changing the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effect or the cumulative effect of the change. The provisions of SFAS No. 154 were effective for accounting changes made in fiscal years beginning after December 15, 2005, and did not have a material impact on the Company’s financial position, results of operations or liquidity.

Reclassifications - Certain reclassifications of 2005 and 2004 amounts have been made to conform with the 2006 financial statements presentation. These reclassifications had no impact on prior years’ net income, as previously reported.

2. Investment Securities

The following is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS:

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Mortgage-backed securities	$406,611	$1,014	$(9,661)	$397,964
Obligations of states and political subdivisions	133,255	2,416	(522)	135,149
Securities of U.S. Government agencies	75,875	—	(1,345)	74,530
FHLB stock and other equity securities	11,489	—	—	11,489
Other securities	1,000	—	—	1,000

Total investment securities AFS	$628,230	$3,430	$(11,528)	$620,132

	December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Mortgage-backed securities	$266,722	$193	$(8,375)	$258,540
Obligations of states and political subdivisions	227,286	4,919	(524)	231,681
Securities of U.S. Government agencies	66,027	—	(524)	65,503
FHLB stock and other equity securities	16,020	—	—	16,020
Other securities	2,300	76	—	2,376

Total investment securities AFS	$578,355	$5,188	$(9,423)	$574,120

The following shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

	Less than 12 months		12 months or more		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)
December 31, 2006:
Mortgage-backed securities	$161,430	$2,131	$180,914	$7,530	$342,344	$9,661
Obligations of states and political subdivisions	18,022	176	14,387	346	32,409	522
Securities of U.S. Government agencies	9,739	80	64,791	1,265	74,530	1,345

Total temporarily impaired securities	$189,191	$2,387	$260,092	$9,141	$449,283	$11,528

December 31, 2005:
Mortgage-backed securities	$97,633	$3,124	$116,638	$5,251	$214,271	$8,375
Obligations of states and political subdivisions	27,260	382	3,290	142	30,550	524
Securities of U.S. Government agencies	65,504	524	—	—	65,504	524

Total temporarily impaired securities	$190,397	$4,030	$119,928	$5,393	$310,325	$9,423

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2006 and 2005, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until such time as fair value recovers above amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2006 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Due in one year or less	$38,902	$38,098
Due after one year to five years	177,179	174,319
Due after five years to ten years	300,508	294,314
Due after ten years	111,641	113,401

Total	$628,230	$620,132

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except FHLB stock and other equity securities with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2006. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities of the Company’s investment securities AFS are summarized as follows:

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Sales proceeds	$157,954	$9,013	$16,400

Gross realized gains	$3,924	$213	$774
Gross realized losses	(7)	—	—

Net gains on sales	$3,917	$213	$774

Investment securities with carrying values of $566.5 million and $514.5 million at December 31, 2006 and 2005, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

3. Loans and Leases

The Company maintains a diversified loan and lease portfolio. The following is a summary of the loan and lease portfolio by principal category:

	December 31,
	2006	2005
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$281,400	$271,989
Non-farm/non-residential	433,998	375,628
Construction/land development	514,899	366,827
Agricultural	88,021	74,644
Multifamily residential	50,202	31,142
Commercial and industrial	148,853	109,459
Consumer	86,048	78,916
Direct financing leases	49,705	38,060
Agricultural (non-real estate)	22,298	20,605
Other	1,965	3,453

Total loans and leases	$1,677,389	$1,370,723

The Company’s direct financing leases include estimated residual values of $2.3 million at December 31, 2006 and $1.8 million at December 31, 2005, and are presented net of unearned income totaling $8.3 million and $6.6 million at December 31, 2006 and 2005, respectively. The previous categories are also presented net of purchase premiums and discounts and deferred fees and costs that totaled $1.4 million and $1.5 million at December 31, 2006 and 2005, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $5.7 million and $3.4 million at December 31, 2006 and 2005, respectively. Interest income recorded during 2006, 2005 and 2004 for non-accrual loans and leases at December 31, 2006, 2005 and 2004 was $264,000, $126,000 and $301,000, respectively. Under the original terms, these loans and leases would have reported $486,000, $233,000 and $497,000 of interest income during 2006, 2005 and 2004, respectively.

4. Allowance for Loan and Lease Losses (“ALLL”)

The following is a summary of activity within the ALLL:

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Balance - beginning of year	$17,007	$16,133	$13,820
Loans and leases charged off	(2,065)	(1,784)	(1,277)
Recoveries of loans and leases previously charged off	307	358	260

Net loans and leases charged off	(1,758)	(1,426)	(1,017)
Provision charged to operating expense	2,450	2,300	3,330

Balance - end of year	$17,699	$17,007	$16,133

Impairment of loans and leases having carrying values of $5.7 million and $3.4 million (all of which were on a non-accrual basis) at December 31, 2006 and 2005, respectively, has been recognized in conformity with SFAS No. 114. Substantially all impaired loans and leases had an allowance allocated which totaled $885,000 and $487,000 at December 31, 2006 and 2005, respectively. The average carrying value of impaired loans and leases was $3.9 million, $3.9 million and $3.4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Real estate and other collateral securing loans having a carrying value of $1.5 million and $4.7 million were transferred to foreclosed assets held for sale in 2006 and 2005, respectively. The Company is not committed to lend additional funds to debtors whose loans have been transferred to foreclosed assets.

5. Premises and Equipment

The following is a summary of premises and equipment:

	December 31,
	2006	2005
	(Dollars in thousands)
Land	$53,837	$41,933
Construction in process	2,432	2,662
Buildings and improvements	53,371	39,462
Leasehold improvements	5,904	4,838
Equipment	17,114	15,279

	132,658	104,174
Accumulated depreciation	(15,979)	(15,388)

Premises and equipment, net	$116,679	$88,786

The Company capitalized $982,000, $446,000 and $144,000 of interest on construction projects during the years ended December 31, 2006, 2005 and 2004, respectively. Included in occupancy expense is rent of $696,000, $691,000 and $454,000 incurred under noncancelable operating leases in 2006, 2005 and 2004, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2006 are as follows: $504,000 in 2007, $361,000 in 2008, $269,000 in 2009, $220,000 in 2010, $220,000 in 2011 and $2,471,000 thereafter. Rental income recognized during 2006, 2005 and 2004 for leases of buildings and premises and for equipment leased under operating leases was $638,000, $624,000 and $500,000, respectively.

6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $877.9 million and $622.8 million at December 31, 2006 and 2005, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31,
	2006	2005
	(Dollars in thousands)
Up to one year	$1,324,361	$913,352
Over one to two years	28,262	21,765
Over two to three years	3,830	2,328
Over three to four years	645	395
Over four to five years	693	592
Thereafter	33	95

Total time deposits	$1,357,824	$938,527

7. Borrowings

Short-term borrowings with original maturities less than one year include FHLB advances, Federal Reserve Bank (“FRB”) borrowings, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to these short-term borrowings:

	December 31,
	2006	2005
	(Dollars in thousands)
Average annual balance	$221,300	$190,912
December 31 balance	133,427	243,442
Maximum month-end balance during year	280,784	263,367
Interest rate:
Weighted-average - year	4.99%	3.38%
Weighted-average - December 31	5.23	4.10

At December 31, 2006 and 2005, the Company had FHLB advances with original maturities exceeding one year of $61.2 million and $61.4 million, respectively. These advances bear interest at rates ranging from 4.54% to 6.43% at December 31, 2006, with a weighted-average rate of 6.25%, and are collateralized by a blanket lien on a substantial portion of the Company’s real estate loans. At December 31, 2006, the Bank had $254 million of unused FHLB borrowing availability.

At December 31, 2006, aggregate annual maturities and weighted-average rates of FHLB advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted-Average Rate
(Dollars in thousands)
2007	$216	6.16%
2008	217	6.15
2009	20	4.62
2010	60,021	6.27
2011	18	4.56
Thereafter	742	4.54

	$61,234	6.25

8. Subordinated Debentures

On June 18, 1999, Ozark Capital Trust (“Ozark I”) sold to investors in a public underwritten offering $17.3 million of 9% cumulative trust preferred securities (“9% Securities”). The proceeds were used to purchase an equal principal amount of 9% subordinated debentures (“9% Debentures”) of the Company. The 9% securities and the 9% Debentures were prepaid in full on June 18, 2004. In connection with this prepayment, the Company recorded a charge of $852,000 to write-off the remaining unamortized debt issue costs incurred in connection with issuance of the 9% Securities and the 9% Debentures.

On September 25, 2003, Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003, Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, “2003 Securities”). The 2003 Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II. The aggregate $28 million proceeds from the 2003 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II (collectively,”2003 Debentures”). The weighted-average interest rate on the 2003 Securities and the 2003 Debentures was 8.29% at December 31, 2006.

On September 28, 2004, Ozark IV sold to investors in a private placement offering $15 million of adjustable rate trust preferred securities (“2004 Securities”). The 2004 Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22%. The $15 million proceeds from the 2004 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.22% (“2004 Debentures”). The interest rate on the 2004 Securities and the 2004 Debentures was 7.59% at December 31, 2006.

On September 29, 2006 Ozark V sold to investors in a private placement offering $20 million of adjustable rate trust preferred securities (“2006 Securities”). The Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 1.60%. The $20 million proceeds from the 2006 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 1.60% (“2006 Debentures”). The interest rate on the 2006 Securities and the 2006 Debentures was 6.96% at December 31, 2006.

In addition to the issuance of these adjustable rate securities, Ozark II and Ozark III collectively sold $0.9 million, Ozark IV sold $0.4 million and Ozark V sold $0.6 million of trust common equity to the Company. The proceeds from the sales of the trust common equity were used, respectively, to purchase $0.9 million of 2003 Debentures, $0.4 million of 2004 Debentures and $0.6 million of 2006 Debentures issued by the Company.

At December 31, 2006 and 2005, the Company had an aggregate of $64.9 million and $44.3 million, respectively, of subordinated debentures outstanding and had an asset of $1.9 million and $1.3 million, respectively, representing its investment in the common equity issued by the Trusts. The sole assets of the Trusts are the adjustable rate debentures and the liabilities of the Trusts are the 2003 Securities, the 2004 Securities, the 2006 Securities and the aggregate trust common equity of $1.9 million. At both December 31, 2006 and 2005, the Trusts did not have any restricted net assets. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances.

The 2003 Securities and the 2003 Debentures mature in September 2033 and the 2004 Securities and the 2004 Debentures mature in September 2034 (the thirtieth anniversary date of each issuance). The 2006 Securities and the 2006 Debentures mature December 15, 2036. However, these securities and debentures may be prepaid, subject to regulatory approval, prior to maturity at any time on or after September 25 and 29, 2008 for the two issues of 2003 Securities and 2003 Debentures, September 28, 2009 for the 2004 Securities and 2004 Debentures, December 15, 2011 for the 2006 Securities and 2006 Debentures, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Current:
Federal	$12,100	$11,574	$9,922
State	1,670	2,364	1,511

Total current	13,770	13,938	11,433

Deferred:
Federal	(412)	24	754
State	60	(3)	(157)

Total deferred	(352)	21	597

Provision for income taxes	$13,418	$13,959	$12,030

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	2.5	3.4	2.3
Effect of non-taxable interest income	(5.6)	(5.8)	(4.0)
Effect of BOLI and other non-taxable income	(1.6)	(1.5)	(1.1)
Other, net	(0.6)	(0.4)	(0.5)

Effective income tax rate	29.7%	30.7%	31.7%

Income tax benefits from the exercise of stock options in the amount of $0.9 million, $1.9 million and $2.4 million in 2006, 2005 and 2004, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2006, income taxes refundable of $1.9 million were included in other assets. Income taxes payable of $1.7 million at December 31, 2005 were included in accrued interest payable and other liabilities.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2006	2005
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$6,942	$6,618
Stock-based compensation under the fair value method	673	386
Unrealized depreciation of investment securities AFS	3,176	1,663

Gross deferred tax assets	10,791	8,667

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	4,116	4,067
Direct financing leases	897	1,081
FHLB stock dividends	1,034	741
Other, net	590	454

Gross deferred tax liabilities	6,637	6,343

Net deferred tax assets	$4,154	$2,324

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

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2006, 2005 and 2004 of $483,000, $419,000 and $465,000, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the “Plan”). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company’s executive officers, was adopted by the Company’s board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2006 and 2005 totaled $84,000 and $64,000, respectively. At December 31, 2006 and 2005, the Company had Plan assets, along with an equal amount of liabilities, totaling $784,000 and $337,000, respectively, recorded on the accompanying consolidated balance sheet.

11. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase up to 1.5 million shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest asked price and the lowest reported bid price, on the date of the grant. While the vesting period and the termination date for the employee plan options is determined when options are granted, all such employee options outstanding at December 31, 2006 were issued with a vesting period of three years and expire seven years after issuance. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to each non-employee director the day after the annual stockholders’ meeting. These options are exercisable immediately and expire ten years after issuance. All shares issued in connection with options exercised under both the employee and non-employee director stock option plans are in the form of newly-issued shares.

The following table summarizes stock option activity for the year ended December 31, 2006:

	Options	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2006	475,400	$19.26
Granted	111,800	32.29
Exercised	(81,900)	10.06
Forfeited	(15,750)	28.54

Outstanding - December 31, 2006	489,550	$23.43	4.8	$4,810	(1)

Exercisable - December 31, 2006	230,200	$13.13	1.6	$4,633	(1)

(1)	Based on average trade value of $33.255 per share on December 29, 2006.

Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. The total intrinsic value of options exercised during 2006, 2005 and 2004 was $2.0 million, $4.8 million and $6.1 million, respectively.

Options to purchase 111,800 shares, 128,200 shares and 73,100 shares, respectively, were granted during 2006, 2005 and 2004. The weighted-average fair value of options granted during 2006, 2005 and 2004 were $9.10, $10.62 and $9.28, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions shown below. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent price of the Company’s common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company’s common stock, and expected life of the options represents management’s estimate of the period of time the options are expected to be outstanding.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

	2006	2005	2004
Risk-free interest rate	4.76%	4.27%	3.31%
Expected dividend yield	1.23%	1.16%	1.13%
Expected stock volatility	26.2%	30.7%	36.1%
Expected life (years)	5.0	5.0	5.0

The total fair value of options to purchase shares of the Company’s common stock that vested during the years ended 2006, 2005 and 2004 was $0.6 million, $0.3 million and $0.2 million, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $1.5 million at December 31, 2006 and is expected to be recognized over a weighted-average period of 2.2 years.

The following table illustrates the effects on net income and EPS for the years indicated had the Company applied the fair value provisions of accounting for its stock options granted prior to January 1, 2003:

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands, except per share data)
Net income, as reported	$31,693	$31,489	$25,883
Add: Total stock-based compensation expense, net of related tax effects included in reported net income	526	373	156
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(526)	(393)	(225)

Pro forma net income	$31,693	$31,469	$25,814

Earnings per share:
Basic - as reported	$1.90	$1.89	$1.58
Basic - pro forma	1.90	1.89	1.57
Diluted - as reported	$1.89	$1.88	$1.56
Diluted - pro forma	1.89	1.88	1.55

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $441.7 million and $192.1 million at December 31, 2006 and 2005, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the guarantee generally is for a period of one year. The maximum amount of future payments the Company could be required to make under these guarantees at December 31, 2006 and 2005 is $10.0 million and $6.3 million, respectively. The Company holds collateral to support guarantees when deemed necessary. The total of collateralized commitments at December 31, 2006 and 2005 was $7.4 million and $4.4 million, respectively.

13. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). All lending transactions with such related parties have been in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other loan customers of the Company, and have not included more than the normal risk of collectibility associated with the Company’s other lending transactions or other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2006 and 2005 was $39.8 million and $24.5 million, respectively. New loans and advances on prior commitments made to such related parties were $22.1 million, $3.5 million and $2.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Repayments of loans made by such related parties were $7.6 million, $9.6 million and $2.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. Also, during 2006 and 2005, advances totaling $0.8 million and $12.9 million, respectively, were added to, and during 2004 advances totaling $4.8 million were removed from, the Company’s related party loans as a result of changes in the composition of the Company’s related parties.

14. Regulatory Matters

The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about component risk weightings and other factors.

Federal regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (leverage ratio) of at least 3.0%. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2006 the Company’s and the Bank’s Tier 1 and total capital ratios and their leverage ratios exceeded minimum requirements.

The actual and required capital amounts and ratios of the Company and the Bank at December 31, 2006 and 2005 were as follows:

			Required
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
At December 31, 2006:
Total capital (to risk-weighted assets):
Company	$254,114	12.76%	$159,326	8.00%	$199,159	10.00%
Bank	214,515	10.83	158,453	8.00	198,066	10.00
Tier 1 capital (to risk-weighted assets):
Company	233,266	11.71	79,663	4.00	119,494	6.00
Bank	196,816	9.94	79,227	4.00	118,840	6.00
Tier 1 capital (to average assets):
Company	233,266	9.39	74,564	3.00	124,273	5.00
Bank	196,816	7.95	74,225	3.00	123,709	5.00

At December 31, 2005:
Total capital (to risk-weighted assets):
Company	$205,582	13.02%	$126,350	8.00%	$157,937	10.00%
Bank	176,979	11.25	125,810	8.00	157,262	10.00
Tier 1 capital (to risk-weighted assets):
Company	188,575	11.94	63,175	4.00	94,762	6.00
Bank	159,972	10.17	62,905	4.00	94,357	6.00
Tier 1 capital (to average assets):
Company	188,575	9.11	62,083	3.00	103,472	5.00
Bank	159,972	7.75	61,908	3.00	103,181	5.00

As of December 31, 2006 and 2005, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

As of December 31, 2006, the state bank commissioner’s approval was required before the Bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2006 and 2005, $38.8 million and $37.5 million, respectively, was available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific obligations. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $19.7 million and $16.3 million, respectively, at December 31, 2006 and 2005.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the FRB. At December 31, 2006 and 2005, these required balances aggregated $8.1 million and $6.6 million, respectively.

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

Bank owned life insurance - The carrying amount is the cash surrender value, which approximates fair value.

Deposit liabilities - The fair value of demand deposits, savings accounts, money market deposits and other transaction accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently available for deposits of similar remaining maturities.

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

Off-balance sheet instruments - The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair values of IRLC and FSC derivative assets and liabilities are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end. The fair values of these off-balance-sheet instruments and these derivative assets and liabilities were not significant at December 31, 2006 and 2005.

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

The following table presents the estimated fair values of the Company’s financial instruments:

	2006		2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$42,734	$42,734	$40,586	$40,586
Investment securities AFS	620,132	620,132	574,120	574,120
Loans and leases, net of ALLL	1,659,690	1,637,170	1,353,716	1,333,658
Accrued interest receivable	17,384	17,384	13,802	13,802
Bank owned life insurance	44,229	44,229	42,397	42,397
Financial liabilities:
Demand, NOW, savings and money market account deposits	$687,268	$687,268	$653,116	$653,116
Time deposits	1,357,824	1,354,908	938,527	932,782
Repurchase agreements with customers	41,001	41,001	35,671	35,671
Other borrowings	194,661	197,564	304,865	308,729
Subordinated debentures	64,950	64,950	44,331	44,331
Accrued interest payable and other liabilities	9,063	9,063	8,969	8,969

16. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Cash paid during the period for:
Interest	$82,653	$43,191	$24,241
Income taxes	15,415	8,887	9,384
Supplemental schedule of non-cash investing and financing activities:
Transfer of loans to foreclosed assets held for sale	1,504	4,664	2,118
Loans advanced for sales of foreclosed assets	168	265	1,388
Net change in unrealized gains and losses on investment securities AFS	(3,863)	(1,305)	(2,766)

17. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Postage and supplies	$1,910	$1,620	$1,660
Telephone and data lines	1,651	1,371	1,139
Advertising and public relations	1,545	1,325	1,434
Professional and outside services	1,129	886	823
Software	1,068	823	662
Write-off of deferred debt issuance costs	—	—	852
Other	4,551	4,324	5,180

Total other operating expenses	$11,854	$10,349	$11,750

18. Earnings Per Share (“EPS”)

The following table sets forth the computation of basic and diluted EPS:

	Year Ended December 31,
	2006	2005	2004
	(In thousands, except per share amounts)
Numerator:
Net income	$31,693	$31,489	$25,883

Denominator:
Denominator for basic EPS - weighted-average shares	16,723	16,640	16,390
Effect of dilutive securities - stock options	80	126	245

Denominator for diluted EPS - weighted-average shares and assumed conversions	16,803	16,766	16,635

Basic EPS	$1.90	$1.89	$1.58

Diluted EPS	$1.89	$1.88	$1.56

Options to purchase 120,750 shares, 85,400 shares and 61,500 shares, respectively, of the Company’s common stock at a weighted-average exercise price of $34.86 per share, $35.42 per share and $28.63 per share, respectively, were outstanding during 2006, 2005 and 2004, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

Condensed Balance Sheets

	December 31,
	2006	2005
	(Dollars in thousands)
Assets
Cash	$31,677	$25,436
Investment in consolidated bank subsidiary	196,941	162,663
Investment in unconsolidated Trusts	1,950	1,331
Other investments, net	4,348	3,160
Land for future branch site	1,852	1,853
Excess cost over fair value of net assets acquired	1,092	1,092
Income taxes refundable	1,411	—
Other, net	828	477

Total assets	$240,099	$196,012

Liabilities and Stockholders’ Equity
Accounts payable and other liabilities	$41	$93
Accrued interest payable	475	347
Income taxes payable	—	1,838
Subordinated debentures	64,950	44,331

Total liabilities	65,466	46,609

Stockholders’ equity:
Common stock	167	167
Additional paid-in capital	36,779	34,210
Retained earnings	142,609	117,600
Accumulated other comprehensive loss	(4,922)	(2,574)

Total stockholders’ equity	174,633	149,403

Total liabilities and stockholders’ equity	$240,099	$196,012

Condensed Statements of Income

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Income:
Dividends from Bank	$8,300	$6,100	$4,000
Dividends from Trusts	116	81	66
Other	374	220	93

Total income	8,790	6,401	4,159

Expenses:
Interest	3,867	2,693	2,232
Write-off of deferred debt issuance costs	—	—	852
Other operating expenses	2,108	1,911	1,700

Total expenses	5,975	4,604	4,784

Income (loss) before income tax benefit and equity in undistributed earnings of Bank	2,815	1,797	(625)
Income tax benefit	2,296	1,840	2,393
Equity in undistributed earnings of Bank	26,582	27,852	24,115

Net income	$31,693	$31,489	$25,883

Condensed Statements of Cash Flows

	Year Ended December 31,
	2006	2005	2004
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$31,693	$31,489	$25,883
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	—	16
Write-off of deferred debt issuance costs	—	—	852
Equity in undistributed earnings of Bank	(26,582)	(27,852)	(24,115)
Deferred income tax benefit	(353)	(245)	(205)
Compensation expense under stock-based compensation plans	865	614	258
Tax benefits on exercise of stock options	(880)	(1,864)	(2,397)
Changes in assets and liabilities:
Other assets	(1,675)	(44)	(79)
Other liabilities	(847)	3,630	3,516

Net cash provided by operating activities	2,221	5,728	3,729

Cash flows from investing activities:
Purchase of premises and equipment	—	(1,853)	—
Cash paid for bank charter intangible	—	—	(239)
Purchase of other investments	(1,000)	—	(1,000)
Cash paid for interest in unconsolidated Trusts	(619)	—	(464)
Proceeds from liquidation of investment in Ozark I	—	—	534
Equity contributed to Bank	(10,000)	—	—

Net cash used by investing activities	(11,619)	(1,853)	(1,169)

Cash flows from financing activities:
Proceeds from exercise of stock options	824	974	977
Proceeds from issuance of subordinated debentures	20,619	—	15,464
Repayment of subordinated debentures	—	—	(17,784)
Tax benefits on exercise of stock options	880	1,864	2,397
Cash dividends paid	(6,684)	(6,151)	(4,914)

Net cash provided (used) by financing activities	15,639	(3,313)	(3,860)

Net increase (decrease) in cash	6,241	562	(1,300)
Cash - beginning of year	25,436	24,874	26,174

Cash - end of year	$31,677	$25,436	$24,874