Form 10-K, Exhibit 13
period 2007-12-31
BANK OF THE OZARKS INC
filed 2008-03-12
CIK 1038205

Exhibit 13

Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$176,970	$155,198	$112,881	$85,231	$68,883
Interest expense	99,352	84,478	44,305	24,608	20,115
Net interest income	77,618	70,720	68,576	60,623	48,768
Provision for loan and lease losses	6,150	2,450	2,300	3,330	3,865
Non-interest income	22,975	23,231	19,252	18,225	17,391
Non-interest expense	48,252	46,390	40,080	37,605	31,992
Net income	31,746	31,693	31,489	25,883	20,201

Share and per share data:
Earnings—diluted	$1.89	$1.89	$1.88	$1.56	$1.24
Book value	11.35	10.43	8.97	7.36	6.07
Dividends	0.43	0.40	0.37	0.30	0.23
Weighted-average diluted shares outstanding (thousands)	16,834	16,803	16,766	16,635	16,287
End of period shares outstanding (thousands)	16,818	16,747	16,665	16,494	16,233

Balance sheet data at period end:
Total assets	$2,710,875	$2,529,400	$2,134,882	$1,726,840	$1,386,529
Total loans and leases	1,871,135	1,677,389	1,370,723	1,134,591	909,147
Allowance for loan and lease losses	19,557	17,699	17,007	16,133	13,820
Total investment securities	578,348	620,132	574,120	434,512	364,320
Total deposits	2,057,061	2,045,092	1,591,643	1,379,930	1,062,064
Repurchase agreements with customers	46,086	41,001	35,671	33,223	29,898
Other borrowings	336,533	194,661	304,865	144,065	145,541
Subordinated debentures	64,950	64,950	44,331	44,331	46,651
Total stockholders’ equity	190,829	174,633	149,403	121,406	98,486
Loan and lease to deposit ratio	90.96%	82.02%	86.12%	82.22%	85.60%

Average balance sheet data:
Total average assets	$2,601,299	$2,365,316	$1,912,961	$1,547,184	$1,197,346
Total average stockholders’ equity	184,819	158,194	137,185	108,419	85,471
Average equity to average assets	7.10%	6.69%	7.17%	7.01%	7.14%

Performance ratios:
Return on average assets	1.22%	1.34%	1.65%	1.67%	1.69%
Return on average stockholders’ equity	17.18	20.03	22.95	23.87	23.63
Net interest margin—FTE	3.44	3.49	4.18	4.43	4.52
Efficiency	46.33	47.07	43.43	46.23	47.51
Dividend payout	22.75	21.16	19.68	19.23	18.55

Asset quality ratios:
Net charge-offs to average loans and leases	0.24%	0.12%	0.11%	0.10%	0.20%
Nonperforming loans and leases to total loans and leases	0.35	0.34	0.25	0.57	0.47
Nonperforming assets to total assets	0.36	0.24	0.18	0.39	0.36

Allowance for loan and lease losses as a percentage of:
Total loans and leases	1.05%	1.06%	1.24%	1.42%	1.52%
Nonperforming loans and leases	295%	310%	502%	248%	326%

Capital ratios at period end:
Leverage	9.80%	9.39%	9.11%	9.41%	9.33%
Tier 1 risk-based capital	11.79	11.71	11.94	12.34	12.41
Total risk-based capital	12.67	12.76	13.02	13.74	14.89

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income for Bank of the Ozarks, Inc. (the “Company”) was $31.75 million for the year ended December 31, 2007, a 0.2% increase from net income of $31.69 million in 2006. Net income in 2005 was $31.49 million. Diluted earnings per share were $1.89 for both 2007 and 2006. Diluted earnings per share in 2005 were $1.88.

The table below shows total assets, loans and leases, deposits, stockholders’ equity, net income, diluted earnings per share and book value per share at December 31, 2007, 2006 and 2005 and the percentage changes year over year.

				% Change
	December 31,			2007 from 2006	2006 from 2005
	2007	2006	2005
	(Dollars in thousands, except per share amounts)
Total assets	$2,710,875	$2,529,400	$2,134,882	7.2%	18.5%
Loans and leases	1,871,135	1,677,389	1,370,723	11.6	22.4
Deposits	2,057,061	2,045,092	1,591,643	0.6	28.5
Stockholders’ equity	190,829	174,633	149,403	9.3	16.9
Net income	31,746	31,693	31,489	0.2	0.6
Diluted earnings per share	1.89	1.89	1.88	—	0.5
Book value per share	11.35	10.43	8.97	8.8	16.3

Two measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average equity (“ROE”). ROA measures net income in relation to average total assets. It is calculated by dividing annual net income by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2007, the Company’s ROA was 1.22% compared with 1.34% and 1.65%, respectively, for the years ended December 31, 2006 and 2005. ROE measures net income in relation to average stockholders’ equity. It is calculated by dividing annual net income by average stockholders’ equity and indicates how effectively a company can generate net income on the capital invested by its stockholders. For the year ended December 31, 2007, the Company’s ROE was 17.18% compared with 20.03% and 22.95%, respectively, for the years ended December 31, 2006 and 2005.

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

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent (“FTE”) basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $3.6 million in 2007, $4.6 million in 2006 and $4.5 million in 2005.

2007 compared to 2006

Net interest income (FTE) for 2007 increased 7.8% to $81.2 million compared to $75.3 million for 2006. Net interest margin (FTE) was 3.44% in 2007 compared to 3.49% in 2006, a decrease of 5 basis points (“bps”). The growth in net interest income (FTE) was primarily a result of the 9.6% growth in earning assets from 2006 to 2007. The relatively flat to inverted yield curve between short-term and long-term interest rates and the competitive environment for pricing loans and deposits during 2007 contributed to the decline in net interest margin (FTE) for the full year of 2007 compared to 2006. However, the Company’s net interest margin (FTE) improved over the course of 2007, increasing from a recent quarterly low of 3.22% in the fourth quarter of 2006, to 3.35%, 3.46%, 3.45% and 3.47%, respectively, in each succeeding quarter of 2007.

Yields on earning assets increased 23 bps in 2007 compared to 2006. This increase was due primarily to an increase in loan and lease yields of 22 bps and an increase in loans and leases as a percentage of earning assets from 70.4% in 2006 to 74.9% in 2007. The increased loan and lease yields were due in part to the repricing of a portion of the Company’s fixed rate loans and leases at higher interest rates during 2007. From June 2004 through June 2006, the Federal Open Market Committee (“FOMC”) increased its federal funds target rate a total of 425 basis points, and during 2007 the Company benefited as fixed rate loans and leases originated prior to June 2006 either renewed at current rates or paid off and were replaced with new loans and leases at current rates. This increased repricing of fixed rate loans and leases was partially offset by declines in yields on variable rate loans due to the FOMC lowering its federal funds target rate starting in September 2007.

The Company’s aggregate yield on its investment securities portfolio decreased 13 bps in 2007 compared to 2006. This was the result of a 13 basis point decrease in yield on taxable investment securities, an 18 basis point increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of taxable investment securities that generally have a lower FTE yield than do the Company’s tax-exempt investment securities. Additionally, the Company’s average balance of investment securities declined by $45 million for 2007 compared to 2006, resulting in a smaller percentage of its average earning assets being comprised of investment securities in 2007 compared to 2006.

A 32 bps increase in the rate on interest bearing liabilities more than offset the 23 bps increase in earning asset yields in 2007 compared to 2006 resulting in the overall 5 bps decline in net interest margin (FTE). The increase in the rates on interest bearing liabilities was primarily attributable to a 46 bps increase in the rates of interest bearing deposits. This increase in the rates on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, was attributable to both the increase in the Company’s time deposits, which generally pay higher rates than its other interest bearing deposits, to 72.7% of average interest bearing deposits in 2007 compared to 68.7% in 2006 and the increase in rates paid on time deposits as such deposits were renewed at higher rates as a result of FOMC federal funds rate increases through June of 2006.

The increase in the rates on interest bearing deposits was partially offset by a decline in rates on the Company’s other borrowings, comprised primarily of Federal Home Loan Bank of Dallas (“FHLB”) advances and federal funds purchased, which decreased 41 bps in 2007 compared to 2006. This decline in rates on other borrowings was primarily due to the decline in the federal funds target rate, to which a portion of the Company’s other borrowings are tied, starting in September 2007, the increased utilization of lower cost FHLB advances in 2007 compared to 2006, and the increase in capitalized interest on construction projects in 2007 compared to 2006.

2006 compared to 2005

Net interest income (FTE) for 2006 increased 3.1% to $75.3 million compared to $73.0 million for 2005. Net interest margin (FTE) was 3.49% in 2006 compared to 4.18% in 2005, a decrease of 69 bps. The relatively flat to inverted yield curve between short-term and long-term interest rates and the competitive environment for pricing loans and deposits during 2006 were significant contributors to the decline in the Company’s net interest margin (FTE) in 2006 compared to 2005. The Company’s net interest margin (FTE) declined throughout 2006, reaching a recent quarterly low of 3.22% in the fourth quarter of 2006.

Yields on earning assets increased 69 bps in 2006 compared to 2005. This increase was due primarily to an increase in loan and lease yields of 96 bps. The increased loan and lease yields were attributable to overall increases in general interest rate levels during 2006 as a result of the FOMC raising its federal funds target rate a total of 425 basis points from June 2004 through June 2006. The Company’s variable rate loans and leases benefited the Company in 2006 as the yields on such loans and leases adjusted more quickly than the yields on fixed rate loans and leases to increases in the prime rate and other interest rates which followed the FOMC’s increases in the federal funds target rate.

The Company’s aggregate yield on its investment securities portfolio increased 11 bps in 2006 compared to 2005. This was the result of a 28 basis point increase in yield on taxable investment securities, an 11 basis point increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of taxable investment securities that generally have a lower FTE yield than do the Company’s tax-exempt investment securities. The increases in the yields on the Company’s taxable and tax-exempt investment securities were primarily a result of new purchases during 2006 with weighted-average yields above the weighted-average yields of the taxable and tax-exempt investment securities portfolios at the beginning of the year.

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

The rates on the Company’s other borrowings increased 102 bps in 2006 compared to 2005. The rates on the Company’s subordinated debentures adjust quarterly at various margins above the 90-day London Interbank Offered Rate (“LIBOR”) and increased 171 bps in 2006 compared to 2005.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Interest income	$176,970	$155,198	$112,881
FTE adjustment	3,559	4,596	4,465

Interest income—FTE	180,529	159,794	117,346
Interest expense	99,352	84,478	44,305

Net interest income—FTE	$81,177	$75,316	$73,041

Yield on interest earning assets—FTE	7.64%	7.41%	6.72%
Rate on interest bearing liabilities	4.45	4.13	2.72
Net interest margin—FTE	3.44	3.49	4.18

The following table sets forth certain information relating to the Company’s net interest income (FTE) for the years ended December 31, 2007, 2006 and 2005. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale (“AFS”). The yields on loans and leases include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2007			2006			2005
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$311	$19	6.08%	$287	$10	3.44%	$332	$11	3.44%
Investment securities:
Taxable	452,831	24,775	5.47	452,943	25,346	5.60	319,234	16,998	5.32
Tax-exempt—FTE	139,724	10,011	7.16	184,779	12,894	6.98	181,386	12,468	6.87
Loans and leases—FTE	1,770,283	145,724	8.23	1,517,818	121,544	8.01	1,245,779	87,869	7.05

Total earning assets—FTE	2,363,149	180,529	7.64	2,155,827	159,794	7.41	1,746,731	117,346	6.72
Non-interest earning assets	238,150			209,489			166,230

Total assets	$2,601,299			$2,365,316			$1,912,961

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$521,875	$13,715	2.63%	$523,324	$13,694	2.62%	$466,609	$7,041	1.51%
Time deposits of $100,000 or more	899,666	45,858	5.10	752,765	35,120	4.67	542,378	16,265	3.00
Other time deposits	487,382	23,567	4.84	398,178	16,531	4.15	299,104	8,008	2.68

Total interest bearing deposits	1,908,923	83,140	4.36	1,674,267	65,345	3.90	1,308,091	31,314	2.39
Repurchase agreements with customers	44,071	1,603	3.64	39,213	1,312	3.35	26,620	450	1.69
Other borrowings	215,872	9,543	4.42 (1)	282,925	13,953	4.93 (1)	251,589	9,848	3.91 (1)
Subordinated debentures	64,950	5,066	7.80	49,641	3,868	7.79	44,331	2,693	6.08

Total interest bearing liabilities	2,233,816	99,352	4.45	2,046,046	84,478	4.13	1,630,631	44,305	2.72
Non-interest bearing liabilities:
Non-interest bearing deposits	168,786			152,281			138,072
Other non-interest bearing liabilities	13,878			8,795			7,073

Total liabilities	2,416,480			2,207,122			1,775,776
Stockholders’ equity	184,819			158,194			137,185

Total liabilities and stockholders’ equity	$2,601,299			$2,365,316			$1,912,961

Net interest income—FTE		$81,177			$75,316			$73,041

Net interest margin—FTE			3.44%			3.49%			4.18%

(1)	The interest expense and rates for other borrowings are impacted by interest capitalized on construction projects in the amount of $1.3 million, $1.0 million and $0.4 million, respectively, for the years ended December 31, 2007, 2006 and 2005. In the absence of this capitalization, these rates would have been 5.03%, 5.28% and 4.09%, respectively, for the years ended December 31, 2007, 2006 and 2005.

The following table reflects how changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Company’s interest income (FTE), interest expense and net interest income (FTE) for the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior yield/rate); (2) changes in yield/rate (changes in yield/rate multiplied by prior volume); and (3) changes in both yield/rate and volume (changes in yield/rate multiplied by changes in volume). The changes attributable to the combined impact of volume and yield/rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income

	2007 over 2006			2006 over 2005
	Volume	Yield/ Rate	Net Change	Volume	Yield/ Rate	Net Change
	(Dollars in thousands)
Increase (decrease) in:
Interest income – FTE:
Interest earning deposits and federal funds sold	$1	$8	$9	$(2)	$1	$(1)
Investment securities:
Taxable	(6)	(565)	(571)	7,482	866	8,348
Tax-exempt—FTE	(3,228)	345	(2,883)	237	189	426
Loans and leases—FTE	20,782	3,398	24,180	21,784	11,891	33,675

Total interest income—FTE	17,549	3,186	20,735	29,501	12,947	42,448

Interest expense:
Savings and interest bearing transaction	(37)	58	21	1,484	5,169	6,653
Time deposits of $100,000 or more	7,488	3,250	10,738	9,816	9,039	18,855
Other time deposits	4,313	2,723	7,036	4,113	4,410	8,523
Repurchase agreements with customers	177	114	291	421	441	862
Other borrowings	(2,965)	(1,445)	(4,410)	1,545	2,560	4,105
Subordinated debentures	1,194	4	1,198	414	761	1,175

Total interest expense	10,170	4,704	14,874	17,793	22,380	40,173

Increase (decrease) in net interest income—FTE	$7,379	$(1,518)	$5,861	$11,708	$(9,433)	$2,275

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

2007 compared to 2006

Non-interest income for the year ended December 31, 2007 decreased 1.1% to $23.0 million compared to $23.2 million in 2006.

Service charges on deposit accounts are the Company’s largest source of non-interest income and increased 19.3% to $12.2 million in 2007 compared to $10.2 million in 2006. This increase was primarily attributable to enhancements made during late 2006 to the Company’s processes for applying and collecting service charges, the large increase in the number of deposit accounts from the Company’s 2006 deposit growth initiative and some small adjustments in early 2007 to the Company’s service charge fee schedule.

Trust income increased 14.2% to $2.2 million in 2007 compared to $1.9 million in 2006. This increase was primarily the result of growth in both personal trust and investment management business.

Mortgage lending income declined 8.6% to $2.7 million in 2007 compared to $2.9 million in 2006. Originations of mortgage loans for sale decreased 7.2% to $161.2 million in 2007 compared to $173.7 million in 2006. Refinancing of existing mortgages accounted for 36% of the Company’s 2007 originations of mortgage loans for sale compared to 32% in 2006. Mortgage originations for home purchases were 64% of 2007 originations compared to 68% in 2006.

Net gains on sales of investment securities AFS were $0.5 million in 2007 compared to $3.9 million in 2006. The Company sold approximately $56 million of its AFS investment securities in 2007 and approximately $154 million of its AFS investment securities in 2006. Net gains on sales of other assets were $0.5 million in 2007 compared to net losses of $0.1 million in 2006.

2006 compared to 2005

Non-interest income for the year ended December 31, 2006 increased 20.7% to $23.2 million compared to $19.3 million in 2005.

Service charges on deposit accounts increased 3.5% to $10.2 million in 2006 compared to $9.9 million in 2005. This increase was primarily attributable to growth in the number of deposit customers.

Trust income increased 16.4% to $1.9 million in 2006 compared to $1.7 million in 2005. This increase was primarily the result of growth in both corporate and personal trust business.

Mortgage lending income declined 3.8% to $2.9 million in 2006 compared to $3.0 million in 2005. Originations of mortgage loans for sale decreased 1.1% to $173.7 million in 2006 compared to $175.6 million in 2005. Refinancing of existing mortgages accounted for 32% of the Company’s 2006 originations of mortgage loans for sale compared to 39% in 2005. Mortgage originations for home purchases were 68% of 2006 originations compared to 61% in 2005.

Net gains on sales of investment securities AFS were $3.9 million in 2006 compared to $0.2 million in 2005. The Company sold approximately $154 million of its AFS investment securities in 2006 and approximately $9 million of its AFS investment securities in 2005. Net losses on sales of other assets were $0.1 million in 2006 compared to net gains of $0.6 million in 2005.

The table below shows non-interest income for the years ended December 31, 2007, 2006 and 2005.

Non-Interest Income

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Service charges on deposit accounts	$12,193	$10,217	$9,875
Mortgage lending income	2,668	2,918	3,034
Trust income	2,223	1,947	1,673
Bank owned life insurance income	1,919	1,832	1,816
Appraisal, credit life commissions and other credit related fees	498	521	505
Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees	1,160	1,125	1,099
Gains on sales of investment securities	520	3,917	213
Gains (losses) on sales of other assets	487	(90)	567
Other	1,307	844	470

Total non-interest income	$22,975	$23,231	$19,252

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses.

2007 compared to 2006

Non-interest expense for the year ended December 31, 2007 increased 4.0% to $48.3 million compared to $46.4 million in 2006 as a result of the Company’s continued growth and expansion. Salaries and employee benefits, the Company’s largest component of non-interest expense, increased 4.2% to $28.7 million in 2007 from $27.5 million in 2006. During 2007 the Company added three new banking offices and replaced one temporary banking office with a new permanent facility. At December 31, 2007, the Company had 70 full service banking offices compared to 67 full-service banking offices at December 31, 2006. The Company’s full-time equivalent employees were 689 at December 31, 2007, a decrease of 1.4% from 699 full-time equivalent employees at December 31, 2006.

The Company’s efficiency ratio for 2007 was 46.3% compared to 47.1% in 2006. This improvement in the effeciency ratio resulted from the Company’s total revenue (the sum of net interest income—FTE and non-interest income) increasing at a faster rate than its non-interest expense in 2007.

2006 compared to 2005

Non-interest expense for the year ended December 31, 2006 increased 15.7% to $46.4 million compared to $40.1 million in 2005 as a result of the Company’s continued growth and expansion. Salaries and employee benefits increased 17.2% from $23.5 million in 2005 to $27.5 million in 2006. During 2006 the Company added 11 new banking offices, closed one banking office, replaced one temporary banking office with a new permanent facility, and replaced one of its oldest banking offices with a new permanent banking facility. At December 31, 2006, the Company had 67 full service banking offices compared to 57 at December 31, 2005, and its full-time equivalent employees increased 11.1% from 629 at December 31, 2005 to 699 at December 31, 2006.

In 2006 the Company pursued a broad range of actions intended to build its staff and corporate infrastructure to support future growth. Staff additions included adding more production staff such as loan officers, mortgage loan counselors and private bankers at existing offices, adding corporate staff members and giving certain salary increases to help retain and develop the next generation of supervisors and managers. The corporate infrastructure improvements included development and implementation of a number of new policies, procedures and processes related to risk management and business operations.

The Company’s efficiency ratio for 2006 was 47.1% compared to 43.4% for 2005. This increase was primarily attributable to expenses incurred in connection with the Company’s significant growth and expansion efforts during 2006.

The following table shows non-interest expense for the years ended December 31, 2007, 2006 and 2005.

Non-Interest Expense

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Salaries and employee benefits	$28,661	$27,506	$23,477
Net occupancy and equipment expense	8,098	7,030	6,254
Other operating expenses:
Postage and supplies	1,620	1,910	1,620
Telephone and data lines	1,415	1,651	1,371
Advertising and public relations	1,057	1,545	1,325
Professional and outside services	1,077	1,129	886
Software expense	1,201	1,068	828
FDIC and state assessments	624	628	506
FDIC insurance	701	—	—
ATM expense	674	598	611
Other real estate and foreclosure expense	368	261	213
Amortization of intangibles	262	262	262
Other	2,494	2,802	2,727

Total non-interest expense	$48,252	$46,390	$40,080

Income Taxes

The Company’s provision for income taxes was $14.4 million for the year ended December 31, 2007 compared to $13.4 million in 2006 and $14.0 million in 2005. Its effective income tax rates were 31.3%, 29.7% and 30.7%, respectively, for 2007, 2006 and 2005. The increase in the effective tax rate of 160 bps in 2007 compared to 2006 was due primarily to a decline in investment securities which are exempt from state income taxes or both federal and state income taxes. During 2007 such tax-exempt investment securities declined, both in absolute dollar volume and as a percentage of earning assets. The decline in effective tax rate of 100 bps in 2006 compared to 2005 was due primarily to an increase in the amount of such tax-exempt investment securities during 2006 compared to 2005. The effective tax rates were also affected by various other factors including the levels of BOLI and other non-taxable income and non-deductible expenses. Additionally, the effective tax rates were affected by the impact of certain tax credit investments, which reduced combined federal and state income taxes by $0.4 million in 2007, $0.3 million in 2006 and $0.2 million in 2005.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2007 the Company’s loan and lease portfolio was $1.87 billion, an increase of 11.6% from $1.68 billion at December 31, 2006. As of December 31, 2007, the Company’s loan and lease portfolio consisted of 81.9% real estate loans, 9.3% commercial and industrial loans, 4.7% consumer loans, 2.8% direct financing leases and 1.2% agricultural loans (non-real estate). Real estate loans, the Company’s largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens. Total real estate loans increased 12.0% from $1.37 billion at December 31, 2006 to $1.53 billion at December 31, 2007. This increase is primarily attributable to the Company’s continued expansion into markets with significant commercial and residential development, including Texas and North Carolina.

The amount and type of loans and leases outstanding are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$279,375	$281,400	$271,989	$248,435	$218,851
Non-farm/non-residential	445,303	433,998	375,628	330,442	285,451
Construction/land development	684,775	514,899	366,827	244,898	117,835
Agricultural	91,810	88,021	74,644	66,061	61,500
Multifamily residential	31,414	50,202	31,142	29,300	23,657

Total real estate	1,532,677	1,368,520	1,120,230	919,136	707,294
Commercial and industrial	173,128	148,853	109,459	100,642	111,978
Consumer	87,867	86,048	78,916	73,420	64,831
Direct financing leases	53,446	49,705	38,060	19,320	3,622
Agricultural (non-real estate)	22,439	22,298	20,605	18,520	15,266
Other	1,578	1,965	3,453	3,553	6,156

Total loans and leases	$1,871,135	$1,677,389	$1,370,723	$1,134,591	$909,147

The amount and percentage of the Company’s loan and lease portfolio by state are reflected in the following table.

Loan and Lease Portfolio by State

	December 31,
	2007		2006		2005
Loans and Leases Attributable to Offices In	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,461,657	78.1%	$1,478,471	88.2%	$1,244,188	90.8%
Texas	315,960	16.9	126,458	7.5	77,248	5.6
North Carolina	93,518	5.0	72,460	4.3	49,287	3.6

Total	$1,871,135	100.0%	$1,677,389	100.0%	$1,370,723	100.0%

Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2007 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$739,141	$689,506	$104,030	$1,532,677
Commercial, industrial and agricultural	99,132	82,385	14,050	195,567
Consumer	22,028	59,496	6,343	87,867
Direct financing leases	1,717	50,512	1,217	53,446
Other	885	640	53	1,578

Total	$862,903	$882,539	$125,693	$1,871,135

Fixed rate	$348,761	$509,743	$80,365	$938,869
Floating rate (not at a floor or ceiling rate)	353,860	230,997	36,815	621,672
Floating rate (at floor rate)	153,922	119,279	3,702	276,903
Floating rate (at ceiling rate)	6,360	22,520	4,811	33,691

Total	$862,903	$882,539	$125,693	$1,871,135

The following table reflects loans and leases as of December 31, 2007 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Through 2 Years	Over 2 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Fixed rate	$403,493	$212,044	$143,002	$127,183	$53,147	$938,869
Floating rate (not at a floor or ceiling rate)	615,151	5,267	455	382	417	621,672
Floating rate (at floor rate)	276,426	477	—	—	—	276,903
Floating rate (at ceiling rate)	33,691	—	—	—	—	33,691

Total	$1,328,761	$217,788	$143,457	$127,565	$53,564	$1,871,135

Percentage of total	71.0%	11.7%	7.6%	6.8%	2.9%	100.0%
Cumulative percentage of total	71.0	82.7	90.3	97.1	100.0

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

Nonperforming Assets

	December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Nonaccrual loans and leases	$6,610	$5,713	$3,385	$6,497	$4,235
Accruing loans and leases 90 days or more past due	26	—	—	—	—
Restructured loans and leases	—	—	—	—	—

Total nonperforming loans and leases	6,636	5,713	3,385	6,497	4,235
Foreclosed assets held for sale and repossessions(1)	3,112	407	356	157	780

Total nonperforming assets	$9,748	$6,120	$3,741	$6,654	$5,015

Nonperforming loans and leases to total loans and leases	0.35%	0.34%	0.25%	0.57%	0.47%
Nonperforming assets to total assets	0.36	0.24	0.18	0.39	0.36

(1)	Foreclosed assets held for sale and repossessions are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The value of such assets is reviewed from time to time throughout the holding period with the value adjusted to the then estimated market value net of estimated selling costs, if lower, until disposition.

Allowance and Provision for Loan and Lease Losses

The Company’s allowance for loan and lease losses was $19.6 million at December 31, 2007, or 1.05% of total loans and leases, compared with $17.7 million, or 1.06% of total loans and leases, at December 31, 2006. The allowance for loan and lease losses was $17.0 million, or 1.24% of loans and leases, at December 31, 2005. The increase in the allowance for loan and lease losses in recent years primarily reflects the growth in the Company’s loan and lease portfolio. While the Company believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

Recent events in local and national real estate markets have increased certain lenders’ loss exposure. In particular, many institutions participating in “subprime” lending products have experienced losses which, in some cases, have been material to operating results. The Company’s loan portfolio is believed to have little direct exposure to “subprime” lending products because it does not typically originate loans for its portfolio which are “subprime” in nature. However lenders, such as the Company, engaged in financing construction and development of residential houses and lots may be affected indirectly by conditions in the “subprime” lending market to the extent that deterioration of this market has disqualified many potential home buyers and reduced the availability of credit for home purchases.

The Company’s net charge-offs to average loans and leases were 24 bps in 2007 compared to 12 bps in 2006 and 11 bps in 2005. The relatively low level of net charge-offs in recent years has resulted in a decline in the historical loss percentages used in the analysis of the adequacy of the allowance for loan and lease losses. This has contributed to the decline in the Company’s allowance for loan and lease losses as a percentage of outstanding loans and leases.

The amounts of provision to the allowance for loan and lease losses are based on the Company’s analysis of the adequacy of the allowance for loan and lease losses utilizing the criteria discussed below. The provision for loan and lease losses for 2007 was $6.2 million compared to $2.5 million in 2006 and $2.3 million in 2005.

The Company’s increase in its provision for loan and lease losses and its net charge-offs for 2007 compared to 2006 were significantly impacted by generally slower economic conditions, including the effects of higher energy prices, a slowdown in commercial real estate activity, deterioration in the residential housing and mortgage markets and other factors. In addition, approximately $1.0 million, or 24% of net charge-offs in 2007, and $1.3 million, or 21% of the provision for loan and lease losses during 2007, related to inappropriate and unusual activity in the loan portfolio of a former loan officer who resigned in lieu of termination in the fourth quarter of 2007. The problem assets identified in this former loan officer’s portfolio also contributed to increases in the Company’s ratios of non-performing loans and leases to total loans and leases, nonperforming assets to total assets and past due loans and leases at year end 2007.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(Dollars in thousands)
Balance, beginning of period	$17,699	$17,007	$16,133	$13,820	$10,936
Loans and leases charged off:
Real estate:
Residential 1-4 family	215	124	196	167	288
Non-farm/non-residential	182	132	47	201	433
Construction/land development	796	58	—	29	44
Agricultural	37	—	—	—	5

Total real estate	1,230	314	243	397	770
Commercial and industrial	1,798	872	706	346	632
Consumer	1,046	709	785	503	450
Direct financing leases	367	63	—	—	—
Agricultural (non-real estate)	203	107	50	31	23

Total loans and leases charged off	4,644	2,065	1,784	1,277	1,875

Recoveries of loans and leases previously charged off:
Real estate:
Residential 1-4 family	25	5	53	32	20
Non-farm/non-residential	3	4	17	48	6
Construction/land development	—	4	23	1	8
Agricultural	19	—	—	—	6

Total real estate	47	13	93	81	40
Commercial and industrial	62	47	102	35	35
Consumer	209	234	152	142	141
Direct financing leases	27	13	—	—	—
Agricultural (non-real estate)	7	—	11	2	18

Total recoveries	352	307	358	260	234

Net loans and leases charged off	4,292	1,758	1,426	1,017	1,641
Provision charged to operating expense	6,150	2,450	2,300	3,330	3,865
Allowance added in bank acquisition	—	—	—	—	660

Balance, end of period	$19,557	$17,699	$17,007	$16,133	$13,820

Net charge-offs to average loans and leases	0.24%	0.12%	0.11%	0.10%	0.20%
Allowance for loan and lease losses to total loans and leases	1.05%	1.06%	1.24%	1.42%	1.52%
Allowance for loan and lease losses to nonperforming loans and leases	295%	310%	502%	248%	326%

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 5, “Accounting for Contingencies,” and are based on the Company’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its allowance for loan and lease losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases, and other relevant factors.

The Company’s internal grading system analysis assigns grades to all loans and leases except residential 1-4 family loans and consumer loans. Graded loans and leases are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. Residential 1-4 family and consumer loans are assigned an allowance allocation percentage based on past due status. Allowance allocation percentages for the various risk grades and past due categories are determined by management and are adjusted periodically. In determining these allowance allocation percentages, management considers, among other factors, historical loss percentages for risk-rated loans and leases, consumer loans and residential 1-4 family loans. Additionally, management considers a variety of subjective criteria in determining the allowance allocation percentages.

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

The sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance determined by management that reflects inherent but undetected losses in the portfolio and imprecision in the allowance methodology, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses. The portion of the allowance that is not derived by the allowance allocation percentages compensates for the uncertainty and complexity in estimating loan and lease losses including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. The factors and conditions evaluated in determining the unallocated portion of the allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) recent loss experience in particular segments of the portfolio, (7) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate loans, (8) the Company’s ongoing expansion into new markets, (9) the offering of new loan and lease products, (10) expectations regarding the current business cycle, (11) bank regulatory examination results and (12) findings of the internal loan review department. At December 31, 2007 management believed it was appropriate to maintain an unallocated portion of the allowance not derived by the allowance allocation percentages that ranges from 15% to 25% of the total allowance for loan and lease losses.

In addition to the internal grading system and specific impairment analysis, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by the Bank to the peer group average percentage as shown on the most recently available Federal Deposit Insurance Corporation’s (“FDIC”) Uniform Bank Performance Report and the Federal Reserve Bank’s (“FRB”) Bank Holding Company Performance Report. The Company also compares the allowance for loan and lease losses to its historical cumulative net charge-offs for the five preceding calendar years.

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

Although the Company does not determine the overall allowance based upon the amount of loans or leases in a particular type or category (except in the case of residential 1-4 family and consumer loans), risk elements attributable to particular loan or lease types or categories are considered in assigning loan and lease grades to individual loans and leases. These risk elements include the following: (1) for non-farm/non-

residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age, condition, value and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan-to-value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

The Board of Directors reviews the analysis of the adequacy of the allowance for loan and lease losses on a quarterly basis to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management’s assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans and consumer loans, (ii) the past due status of residential 1-4 family loans and consumer loans and (iii) allowances made for specific loans and leases, the total allowance amount is available to absorb losses across the Company’s entire loan and lease portfolio.

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

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2007		2006		2005		2004		2003
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$2,217	14.9%	$3,052	16.8%	$3,423	19.8%	$3,427	21.9%	$1,393	24.1%
Non-farm/non-residential	3,470	23.8	3,085	25.9	3,368	27.4	3,107	29.1	3,790	31.4
Construction/land development	5,192	36.6	3,381	30.7	2,820	26.8	1,881	21.6	1,301	12.9
Agricultural	791	4.9	765	5.2	562	5.5	510	5.8	756	6.8
Multifamily residential	198	1.7	272	3.0	235	2.2	226	2.6	261	2.6
Commercial and industrial	1,439	9.3	1,373	8.9	1,111	8.0	1,004	8.9	1,600	12.3
Consumer	2,280	4.7	2,179	5.1	2,062	5.8	1,752	6.5	1,083	7.1
Direct financing leases	335	2.8	305	3.0	286	2.8	170	1.7	72	0.4
Agricultural (non-real estate)	142	1.2	150	1.3	200	1.5	164	1.6	195	1.7
Other	65	0.1	77	0.1	41	0.2	25	0.3	952	0.7
Unallocated allowance	3,428		3,060		2,899		3,867		2,417

Total	$19,557		$17,699		$17,007		$16,133		$13,820

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases and the list of impaired loans and leases, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are charged off. At December 31, 2007 substandard loans and leases not designated as nonaccrual or 90 days past due totaled $10.0 million compared to $5.4 million at December 31, 2006. No loans or leases were designated as doubtful or loss at December 31, 2007 or 2006.

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

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the legal lending limit of the Bank are authorized by the loan committee, which during 2007 consisted of any five or more directors and three of the Bank’s senior officers. The Company’s loan committee, at least quarterly, reviews various loan and lease concentration reports and various other loan and lease reports. At least quarterly the Board of Directors reviews reports of loan and lease originations and commitments over $100,000, past due loans and leases, internally classified and watch list loans and leases, a summary of the activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

The Company’s compliance and loan review officers are responsible for the Bank’s compliance and loan review areas. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan and lease administration. The compliance and loan review officers prepare reports which identify deficiencies, establish recommendations for improvement and outline management’s proposed action plan for curing the identified deficiencies. These reports are provided to and reviewed by the Company’s audit committee. Additionally, the reports issued by the Company’s loan review function are provided to and reviewed by the Company’s loan committee.

Investment Securities

The Company’s investment securities portfolio provides a significant source of revenue for the Company. At December 31, 2007, 2006 and 2005, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). The Company’s investments in FHLB and Arkansas Bankers’ Bancorporation, Inc. (“ABB”) stock do not have readily determinable fair values and are carried at cost.

The following table presents the amortized cost and the fair value of investment securities for the dates indicated.

Investment Securities

	December 31,
	2007		2006		2005
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
	(Dollars in thousands)
Mortgage-backed securities	$370,061	$344,346	$406,611	$397,964	$266,722	$258,540
Obligations of states and political subdivisions	163,339	166,467	133,255	135,149	227,286	231,681
Securities of U.S. Government agencies	51,982	49,738	75,875	74,530	66,027	65,503
FHLB and ABB stock	16,753	16,753	11,489	11,489	16,020	16,020
Other securities	1,044	1,044	1,000	1,000	2,300	2,376

Total	$603,179	$578,348	$628,230	$620,132	$578,355	$574,120

(1)	The fair value of the Company’s investment securities is obtained from an independent pricing service and is based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable securities or other pricing methodologies.

The Company’s mortgage-backed securities portfolio consists of collateralized mortgage obligations (“CMOs”) issued by either the Federal National Mortgage Association (“FNMA”) or the Federal Home Loan Mortgage Corporation (“FHLMC”). Each CMO is “AAA”-rated with no underlying collateral consisting of “subprime” or “Alt-A” mortgages. The Company’s portfolio of state and political subdivision investment securities consists of both revenue and general obligation bonds issued by municipalities or other political subdivisions, 95.8% of which are in the State of Arkansas and 4.2% of which are in other states. The Company’s portfolio of U.S. Government agency investment securities consists primarily of callable Federal Home Loan Bank bonds which are being called in the first quarter of 2008.

The following table reflects the maturity distribution of the Company’s investment securities, at fair value, as of December 31, 2007 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2007 and (3) callable investment securities for which the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Mortgage-backed securities	$32,044	$124,788	$187,514	$—	$344,346
Obligations of states and political subdivisions	2,600	17,257	27,056	119,554	166,467
Securities of U.S. Government agencies(1)	38,119	3,972	7,647	—	49,738
Other securities(2)	—	—	—	17,797	17,797

Total	$72,763	$146,017	$222,217	$137,351	$578,348

Percentage of total	12.58%	25.25%	38.42%	23.75%	100.00%
Weighted-average yield - FTE(3)	5.16	5.41	5.52	7.25	5.86

(1)	Includes approximately $28.7 million of callable Federal Home Loan Bank bonds, which contain contractual maturity dates after December 31, 2008 where the Company has received notification of call to occur during the first quarter of 2008. Accordingly, these bonds are shown in the “1 Year or Less” category.
(2)	Includes approximately $16.7 million of FHLB stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.
(3)	The weighted-average yields - FTE are based on amortized cost.

Deposits

The Company’s lending and investing activities are funded primarily by deposits. The Company’s total deposits increased 0.6% to $2.06 billion at December 31, 2007, compared to $2.05 billion at December 31, 2006. These deposit totals included brokered deposits of $381.3 million at December 31, 2007 and $309.2 million at December 31, 2006.

Total deposits at December 31, 2007 consisted of 67.0% time deposits and 33.0% demand and savings deposits. Total deposits at December 31, 2006 consisted of 66.4% time deposits and 33.6% demand and savings deposits. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts. These deposits comprised 25.1% of total deposits at December 31, 2007 and 25.4% at December 31, 2006. Non-interest bearing demand deposits constituted 7.9% of total deposits at December 31, 2007 compared to 8.2% at December 31, 2006.

The following table reflects the average balance and average rate paid for each deposit category shown for the years ended December 31, 2007, 2006 and 2005.

Average Deposit Balances and Rates

	Year Ended December 31,
	2007		2006		2005
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing accounts	$168,786	—	$152,281	—	$138,072	—
Interest bearing accounts:
Transaction (NOW)	403,288	2.48%	404,433	2.55%	375,361	1.48%
Savings	25,746	0.22	27,107	0.20	27,265	0.20
Money market	92,841	3.95	91,784	3.65	63,983	2.23
Time deposits less than $100,000	487,382	4.84	398,178	4.15	299,104	2.68
Time deposits $100,000 or more	899,666	5.10	752,765	4.67	542,378	3.00

Total deposits	$2,077,709		$1,826,548		$1,446,163

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2007.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2007
(Dollars in thousands)
3 months or less	$353,974
Over 3 to 6 months	166,992
Over 6 to 12 months	310,858
Over 12 months	74,851

$906,675

The amount and percentage of the Company’s deposits by state are reflected in the following table.

Deposits by State

	December 31,
	2007		2006		2005
Deposits Attributable to Offices In	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,922,746	93.5%	$1,943,638	95.0%	$1,482,752	93.2%
Texas	134,315	6.5	101,454	5.0	108,891	6.8

Total	$2,057,061	100.0%	$2,045,092	100.0%	$1,591,643	100.0%

Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB advances and federal funds purchased) and subordinated debentures.

Total other interest bearing liabilities were $447.6 million at December 31, 2007, an increase of $147.0 million from $300.6 million at December 31, 2006. Repurchase agreements with customers increased to $46.1 million at December 31, 2007 from $41.0 million at December 31, 2006. Subordinated debentures totaled $64.9 million at both December 31, 2007 and 2006. Other borrowings, including FHLB advances and federal funds purchased, increased to $336.5 million at December 31, 2007 from $194.7 million at December 31, 2006 as the Company utilized lower cost FHLB advances to fund growth in earning assets during 2007.

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

This earnings simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. This model incorporates a number of factors including: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various RSA and RSL will reprice, (3) the expected growth in various interest earning assets and interest bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other relevant factors. Inclusion of these factors in the model is intended to more accurately project the Company’s expected changes in net interest income resulting from interest rate changes. The Company models its change in net interest income assuming interest rates go up 100 bps, up 200 bps, down 100 bps and down 200 bps. For purposes of this model, the Company has assumed that the change in interest rates phases in over a 12-month period. While the Company believes this model provides a reasonably accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, expected changes in administered rates on interest bearing deposit accounts, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the earnings simulation model will accurately reflect future results.

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing January 1, 2008. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	1.4%
+100	1.0
-100	(2.1)
-200	(4.4)

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

The Company’s consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2007 and 2006 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2007 and 2006.

Consolidated Capital Ratios

	December 31,
	2007	2006
	(Dollars in thousands)
Tier 1 capital:
Stockholders’ equity	$190,829	$174,633
Allowed amount of trust preferred securities	63,000	59,851
Net unrealized losses on available-for-sale investment securities	15,091	4,922
Less goodwill and certain intangible assets	(5,877)	(6,140)

Total Tier 1 capital	263,043	233,266
Tier 2 capital:
Remaining amount of trust preferred securities	—	3,149
Qualifying allowance for loan and lease losses	19,557	17,699

Total risk-based capital	$282,600	$254,114

Risk-weighted assets	$2,230,309	$1,991,570

Adjusted quarterly average assets—fourth quarter	$2,683,323	$2,485,450

Ratios at end of period:
Leverage	9.80%	9.39%
Tier 1 risk-based capital	11.79	11.71
Total risk-based capital	12.67	12.76
Minimum ratio guidelines:
Leverage(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31,
	2007	2006
	(Dollars in thousands)
Stockholders’ equity - Tier 1 capital	$236,122	$196,816
Leverage ratio	8.82%	7.95%
Tier 1 risk-based capital ratio	10.63	9.94
Total risk-based capital ratio	11.51	10.83

Liquidity and Capital Resources

Growth and Expansion. During 2007 the Company added three new Arkansas banking offices, including offices in Hot Springs, Fayetteville and Rogers. In addition to these three permanent banking offices, the Company replaced a temporary office in Frisco, Texas with a new permanent facility. During 2006 the Company added nine Arkansas and two Texas banking offices, replaced a temporary office with a new permanent facility, replaced one of its oldest banking offices with a new facility, and closed one facility. At December 31, 2007, the Company had 65 Arkansas banking offices, five Texas banking offices and loan production offices in Little Rock, Arkansas and Charlotte, North Carolina.

The Company expects to continue its growth and de novo branching strategy. During 2008 the Company expects to add approximately three new banking offices, including its new corporate headquarters which is expected to open late in the fourth quarter of 2008. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty. The Company may increase or decrease its expected number of new offices as a result of a variety of factors including the Company’s financial results, changes in economic or competitive conditions or other factors.

During 2007 the Company spent $18.8 million on capital expenditures for premises and equipment. The Company’s capital expenditures for 2008 are expected to be in the range of $20 to $26 million, including progress payments on construction projects expected to be completed in 2008 or 2009, furniture and equipment costs and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals and other factors.

Subordinated Debentures. At December 31, 2007, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding consisting of $20.6 million of subordinated debentures and securities issued in 2006 that bear interest, adjustable quarterly, at LIBOR plus 1.60%, $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22% and $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925%. These subordinated debentures and securities generally mature 30 years after issuance and may be prepaid at par, subject to regulatory approval, on or after approximately five years from the date of issuance, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements. These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Bank Liquidity. Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors, borrowers and lessees by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility the Company may be unable to satisfy current or future financial commitments. The ALCO has primary oversight for the Company’s liquidity and funds management.

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor, borrower and lessee demands, as well as operating cash needs of the Company, are met, and the cost of funding such requirements and needs is reasonable. The Company maintains a liquidity risk management policy and a contingency funding plan that include policies and procedures for managing liquidity risk. Generally the Company relies on deposits, loan and lease repayments and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company’s markets and brokered deposits. The Company has used these funds, together with FHLB advances and other borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers’ and lessees’ ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or layoffs, inclement weather, natural disasters and other factors. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, secured and unsecured federal funds lines of credit from correspondent banks and FRB borrowings.

At December 31, 2007 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $236 million of available blanket borrowing capacity with the FHLB, (2) $59 million of investment securities available to pledge for federal funds or other borrowings, (3) $57 million of available unsecured federal funds borrowing lines and (4) up to $168 million from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease repayments and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company’s primary funding sources.

Net cash provided by operating activities totaled $42.7 million, $22.6 million and $32.1 million, respectively, for the years ended December 31, 2007, 2006 and 2005. Net cash provided by operating activities is comprised primarily of net income, adjusted for certain non-cash items and for changes in operating assets and liabilities.

Net cash used by investing activities was $190.6 million in 2007, $384.7 million in 2006 and $404.7 million in 2005. The Company’s primary uses of cash for investing activities include net loan fundings, which used $207.0 million, $306.6 million and $242.7 million, respectively, in 2007, 2006 and 2005, purchases of premises and equipment in conjunction with its growth and de novo branching strategy, which used $18.8 million, $31.0 million and $27.0 million, respectively, in 2007, 2006 and 2005 and net activity in its investment securities portfolio, which provided $26.5 million in 2007, used $47.0 million in 2006 and used $139.7 million in 2005.

Net cash provided by financing activities totaled $152.7 million, $364.2 million and $371.6 million, respectively, for the years ended December 31, 2007, 2006 and 2005. The Company’s primary financing activities include net increases in deposit accounts, which provided $12.0 million, $453.5 million and $211.7 million, respectively, in 2007, 2006 and 2005, and net proceeds from or repayments of other borrowings and repurchase agreements with customers, which provided $147.0 million in 2007, used $104.9 million in 2006 and provided $163.2 million in 2005. In addition the Company paid cash dividends of $7.2 million, $6.7 million and $6.2 million, respectively, in 2007, 2006 and 2005. The Company’s financing activities for 2006 were also impacted by $20.6 million of proceeds received from the issuance of subordinated debentures.

Dividend Policy. In 2007 the Company paid dividends of $0.43 per share. In 2006 and 2005 the Company paid dividends of $0.40 and $0.37 per share, respectively. In 2006 the per share dividend was $0.10 in each of the quarters. In 2007 the per share dividend was $0.10 per quarter in the first and second quarters, $0.11 in the third quarter and $0.12 in the fourth quarter. In the first quarter of 2008, the Company paid a dividend of $0.12 per share. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time. The Company’s goal is to continue at approximately the current level of quarterly dividend with consideration given to future changes depending on the Company’s earnings, capital and liquidity needs.

Contractual Obligations. The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures and other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Time deposits(1)	$1,373,414	$101,277	$1,979	$81	$1,476,751
Deposits without a stated maturity(2)	679,530	—	—	—	679,530
Repurchase agreements with customers(1)	46,088	—	—	—	46,088
Other borrowings(1)	31,056	86,219	20,678	309,078	447,031
Subordinated debentures(1)	5,309	9,684	9,698	165,557	190,248
Lease obligations	534	696	440	2,250	3,920
Other obligations	22,106	1,607	—	—	23,713

Total contractual obligations	$2,158,037	$199,483	$32,795	$479,966	$2,867,281

(1)	Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2007. The contractual amounts to be paid on variable rate obligations are affected by changes in market rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.
(2)	Includes interest accrued and unpaid through December 31, 2007.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2007. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit(1)	$218,772	$147,011	$29,822	$25,497	$421,102
Standby letters of credit	6,635	814	119	—	7,568

Total commitments	$225,407	$147,825	$29,941	$25,497	$428,670

(1)	Includes commitments to extend credit under mortgage interest rate locks of $8.4 million that expire in one year or less.

Critical Accounting Policy

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements. The Company’s determination of the adequacy of the allowance for loan and lease losses involves a higher degree of judgment and complexity than its other significant accounting policies discussed in Note 1 to the Notes to the Company’s Consolidated Financial Statements. Accordingly, the Company considers the allowance for loan and lease losses to be a critical accounting policy.

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with SFAS No. 114 and SFAS No. 5, and are based on the Company’s evaluation of the loan and lease portfolio utilizing objective and subjective criteria as described in this report. See the “Analysis of Financial Condition” section of Management’s Discussion and Analysis for a detailed discussion of the Company’s allowance for loan and lease losses. Changes in the criteria used in this evaluation or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates.

Recently Issued Accounting Standards

See Note 1 of the Notes to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

Forward-Looking Information

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management include certain forward-looking statements including, without limitation, statements about economic, competitive and interest rate conditions, plans, goals, beliefs, expectations and outlook for revenue growth, growth in income and earnings per share, net interest margin, including the effects of the relatively flat to inverted yield curve and intense competition and the goal of maintaining or improving net interest margin, net interest income, non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on sales of investment securities and other assets, non-interest expense, including the cost of opening new offices, achieving positive operating leverage by growing revenue at a faster rate than non-interest expense, efficiency ratio, anticipated future operating results and financial performance, asset quality, nonperforming loans and leases, nonperforming assets, net charge-offs, past due loans and leases, interest rate sensitivity, including the effects of possible interest rate changes, future growth and expansion opportunities, opportunities and goals for future market share growth, plans for opening new offices including a new corporate headquarters, expected capital expenditures, loan, lease and deposit growth, changes in the Company’s investment securities portfolio and other similar forecasts and statements of expectation. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs, plans and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to attract new deposits, loans and leases; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including continued interest rate changes and/or changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic conditions, including their effect on investment securities values, the creditworthiness of borrowers and lessees, collateral values and the value of investment securities; changes in legal and regulatory requirements; adoption of new accounting standards or changes in existing standards; and adverse results in future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Common Stock Market Prices and Dividends

Unaudited

	2007 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$42,828	$44,128	$44,917	$45,096
Total interest expense	24,579	24,837	25,246	24,690

Net interest income	18,249	19,291	19,671	20,406
Provision for loan and lease losses	1,100	1,250	1,100	2,700
Non-interest income	5,959	5,623	5,419	5,975
Non-interest expense	12,138	11,876	11,732	12,507
Income taxes	3,449	3,702	3,856	3,437

Net income	$7,521	$8,086	$8,402	$7,737

Per share:
Earnings - diluted	$0.45	$0.48	$0.50	$0.46
Cash dividends	0.10	0.10	0.11	0.12
Bid price per common share:
Low	$28.55	$27.53	$26.79	$26.11
High	32.67	30.68	33.48	33.00

	2006 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$33,781	$37,854	$41,467	$42,096
Total interest expense	16,343	19,869	23,693	24,573

Net interest income	17,438	17,985	17,774	17,523
Provision for loan and lease losses	500	500	550	900
Non-interest income	6,164	4,954	5,680	6,434
Non-interest expense	11,160	11,017	11,707	12,506
Income taxes	3,545	3,491	3,187	3,196

Net income	$8,397	$7,931	$8,010	$7,355

Per share:
Earnings - diluted	$0.50	$0.47	$0.48	$0.44
Cash dividends	0.10	0.10	0.10	0.10
Bid price per common share:
Low	$34.44	$31.74	$29.96	$30.99
High	37.69	37.20	34.63	34.53

See Note 14 to Consolidated Financial Statements for discussion of dividend restrictions.

Company Performance

The graph below shows a comparison for the period commencing December 31, 2002 through December 31, 2007 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2002.

	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
OZRK (Bank of the Ozarks, Inc.)	$100	$195	$297	$326	$295	$237
SML (S&P Smallcap Index)	$100	$139	$170	$183	$211	$210
NDF (NASDAQ Financial Index)	$100	$131	$151	$155	$177	$164

Report of Management on the Company’s

Internal Control Over Financial Reporting

February 22, 2008

Management of Bank of the Ozarks, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

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

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2007, based on criteria for effective internal control over financial reporting described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007, based on the specified criteria.

The effectiveness of Bank of the Ozarks, Inc.’s internal control over financial reporting has been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their report which is included herein.

George Gleason	Paul Moore
Chairman and Chief Executive Officer	Chief Financial Officer and Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2007, and our report dated February 22, 2008, expressed an unqualified opinion thereon.

Brentwood, Tennessee
February 22, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008, expressed an unqualified opinion thereon.

Brentwood, Tennessee
February 22, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Bank of the Ozarks, Inc. for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas
March 9, 2006

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(Dollars in thousands, except per share amounts)
ASSETS

Cash and due from banks	$47,192	$42,531
Interest earning deposits	329	203

Cash and cash equivalents	47,521	42,734
Investment securities - available for sale (“AFS”)	578,348	620,132
Loans and leases	1,871,135	1,677,389
Allowance for loan and lease losses	(19,557)	(17,699)

Net loans and leases	1,851,578	1,659,690
Premises and equipment, net	130,048	116,679
Foreclosed assets held for sale, net	3,112	407
Accrued interest receivable	17,420	17,384
Bank owned life insurance	46,148	44,229
Intangible assets, net	5,877	6,140
Other, net	30,823	22,005

Total assets	$2,710,875	$2,529,400

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Demand non-interest bearing	$162,995	$167,841
Savings and interest bearing transaction	516,312	519,427
Time	1,377,754	1,357,824

Total deposits	2,057,061	2,045,092
Repurchase agreements with customers	46,086	41,001
Other borrowings	336,533	194,661
Subordinated debentures	64,950	64,950
Accrued interest payable and other liabilities	11,984	9,063

Total liabilities	2,516,614	2,354,767

Minority interest	3,432	—

Stockholders’ equity:
Preferred stock; $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 50,000,000 shares authorized; 16,818,240 and 16,746,540 shares issued and outstanding at December 31, 2007 and 2006, respectively	168	167

Additional paid-in capital	38,613	36,779
Retained earnings	167,139	142,609
Accumulated other comprehensive income (loss)	(15,091)	(4,922)

Total stockholders’ equity	190,829	174,633

Total liabilities and stockholders’ equity	$2,710,875	$2,529,400

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$145,669	$121,462	$87,768
Investment securities:
Taxable	24,775	25,346	16,998
Tax-exempt	6,507	8,380	8,104
Deposits with banks and federal funds sold	19	10	11

Total interest income	176,970	155,198	112,881

Interest expense:
Deposits	83,140	65,345	31,314
Repurchase agreements with customers	1,603	1,312	450
Other borrowings	9,543	13,953	9,848
Subordinated debentures	5,066	3,868	2,693

Total interest expense	99,352	84,478	44,305

Net interest income	77,618	70,720	68,576
Provision for loan and lease losses	6,150	2,450	2,300

Net interest income after provision for loan and lease losses	71,468	68,270	66,276

Non-interest income:
Service charges on deposit accounts	12,193	10,217	9,875
Mortgage lending income	2,668	2,918	3,034
Trust income	2,223	1,947	1,673
Bank owned life insurance income	1,919	1,832	1,816
Gains on sales of investment securities	520	3,917	213
Other	3,452	2,400	2,641

Total non-interest income	22,975	23,231	19,252

Non-interest expense:
Salaries and employee benefits	28,661	27,506	23,477
Net occupancy and equipment	8,098	7,030	6,254
Other operating expenses	11,493	11,854	10,349

Total non-interest expense	48,252	46,390	40,080

Income before taxes	46,191	45,111	45,448
Provision for income taxes	14,445	13,418	13,959

Net income	$31,746	$31,693	$31,489

Basic earnings per share	$1.89	$1.90	$1.89

Diluted earnings per share	$1.89	$1.89	$1.88

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2005	$165	$30,760	$92,262	$(1,781)	$121,406
Comprehensive income:
Net income	—	—	31,489	—	31,489
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $412 tax effect	—	—	—	(639)	(639)
Reclassification adjustment for gains and losses included in income, net of $100 tax effect	—	—	—	(154)	(154)

Total comprehensive income					30,696

Cash dividends paid, $0.37 per share	—	—	(6,151)	—	(6,151)
Issuance of 170,250 shares of common stock for exercise of stock options	2	972	—	—	974
Tax benefit on exercise of stock options	—	1,864	—	—	1,864
Compensation expense under stock-based compensation plans	—	614	—	—	614

Balances - December 31, 2005	167	34,210	117,600	(2,574)	149,403
Comprehensive income:
Net income	—	—	31,693	—	31,693
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $21 tax effect	—	—	—	32	32
Reclassification adjustment for gains and losses included in income, net of $1,537 tax effect	—	—	—	(2,380)	(2,380)

Total comprehensive income					29,345

Cash dividends paid, $0.40 per share	—	—	(6,684)	—	(6,684)
Issuance of 81,900 shares of common stock for exercise of stock options	—	824	—	—	824
Tax benefit on exercise of stock options	—	880	—	—	880
Compensation expense under stock-based compensation plans	—	865	—	—	865

Balances - December 31, 2006	167	36,779	142,609	(4,922)	174,633
Comprehensive income:
Net income	—	—	31,746	—	31,746
Other comprehensive income (loss):
Unrealized gains and losses on AFS investment securities, net of $6,359 tax effect	—	—	—	(9,853)	(9,853)
Reclassification adjustment for gains and losses included in income, net of $204 tax effect	—	—	—	(316)	(316)

Total comprehensive income					21,577

Cash dividends paid, $0.43 per share	—	—	(7,216)	—	(7,216)
Issuance of 71,700 shares of common stock for exercise of stock options	1	545	—	—	546
Tax benefit on exercise of stock options	—	420	—	—	420
Compensation expense under stock-based compensation plans	—	869	—	—	869

Balances - December 31, 2007	$168	$38,613	$167,139	$(15,091)	$190,829

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$31,746	$31,693	$31,489
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,286	3,024	2,770
Amortization	262	262	262
Provision for loan and lease losses	6,150	2,450	2,300
Provision for losses on foreclosed assets	122	75	32
Net accretion of investment securities	(900)	(1,159)	(980)
Gains on sales of investment securities	(520)	(3,917)	(213)
Originations of mortgage loans for sale	(161,223)	(173,689)	(175,558)
Proceeds from sales of mortgage loans for sale	163,296	170,485	176,439
(Gains) losses on dispositions of premises and equipment and other assets	(487)	89	(567)
Deferred income tax (benefit) expense	(1,057)	(352)	21
Increase in cash surrender value of bank owned life insurance	(1,919)	(1,832)	(1,816)
Tax benefits on exercise of stock options	(420)	(880)	(1,864)
Compensation expense under stock-based compensation plans	869	865	614
Changes in assets and liabilities:
Accrued interest receivable	(36)	(3,583)	(5,241)
Other assets, net	88	(3,013)	(551)
Accrued interest payable and other liabilities	3,413	2,098	4,917

Net cash provided by operating activities	42,670	22,616	32,054

Cash flows from investing activities:
Proceeds from sales of investment securities AFS	56,240	157,954	9,013
Proceeds from maturities of investment securities AFS	40,383	51,469	124,721
Purchases of investment securities AFS	(70,153)	(256,389)	(273,449)
Net increase in loans and leases	(206,969)	(306,556)	(242,721)
Purchases of premises and equipment	(18,848)	(31,017)	(26,966)
Proceeds from disposition of premises and equipment and other assets	6,949	1,561	5,553
Assets acquired for lease under operating leases	—	—	(141)
Cash received from (paid for) interests in unconsolidated investments	1,839	(1,704)	(674)

Net cash used by investing activities	(190,559)	(384,682)	(404,664)

Cash flows from financing activities:
Net increase in deposits	11,969	453,450	211,713
Net proceeds from (repayments of) other borrowings	141,872	(110,205)	160,800
Net increase in repurchase agreements with customers	5,085	5,330	2,448
Proceeds from issuance of subordinated debentures	—	20,619	—
Proceeds from exercise of stock options	546	824	974
Tax benefits on exercise of stock options	420	880	1,864
Cash dividends paid	(7,216)	(6,684)	(6,151)

Net cash provided by financing activities	152,676	364,214	371,648

Net increase (decrease) in cash and cash equivalents	4,787	2,148	(962)
Cash and cash equivalents—beginning of year	42,734	40,586	41,548

Cash and cash equivalents—end of year	$47,521	$42,734	$40,586

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

1. Summary of Significant Accounting Policies

Organization—Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary—Bank of the Ozarks (the “Bank”), four 100%-owned finance subsidiary business trusts—Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”), Ozark Capital Statutory Trust IV (“Ozark IV”) and Ozark Capital Statutory Trust V (“Ozark V”) (collectively, the “Trusts”) and, indirectly through the Bank, a subsidiary engaged in the development of real estate. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank has banking offices located in northern, western, and central Arkansas, Frisco, Dallas and Texarkana, Texas and loan production offices in Little Rock, Arkansas and Charlotte, North Carolina.

Basis of presentation, use of estimates and principles of consolidation—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The consolidated financial statements include the accounts of the Company, the Bank and the real estate investment subsidiary. Significant intercompany transactions and amounts have been eliminated.

Subsidiaries in which the Company has majority voting interest (principally defined as owning a voting or economic interest greater than 50%) or where the Company exercises control over the operating and financial policies of the subsidiary through an operating agreement or other means are consolidated. Investments in companies in which the Company has significant influence over voting and financing decisions (principally defined as owning a voting or economic interest of 20% to 50%) and investments in limited partnerships and limited liability companies where the Company does not exercise control over the operating and financial policies are generally accounted for by the equity method of accounting. Investments in limited partnerships and limited liability companies in which the Company’s interest is so minor such that it has virtually no influence over operating and financial policies are generally accounted for by the cost method of accounting.

The Company, through investments in certain limited partnerships and limited liability companies, has invested in (i) a venture capital fund to promote economic development in Arkansas and surrounding states and (ii) low-income housing and new market tax credit projects to promote economic development and to contribute to the enhancement of the communities it serves. Investments primarily consist of real estate projects and providing working capital. The carrying value of these investments was $6.5 million and $6.6 million, respectively, at December 31, 2007 and 2006. As a limited partner or member in these investments, the Company is allocated tax credits and deductions associated with the underlying projects. During 2007, 2006 and 2005 the Company’s aggregate federal and state income tax liability was reduced by $440,000, $330,000 and $235,000, respectively, as a result of the allocation of such credits and deductions. The Company evaluates the carrying value of these investments for impairment, which is generally based on total credits and deductions allocated to date and total estimated credits and deductions remaining to be allocated. As a result of such evaluation, the Company recorded impairment charges of $203,000, $223,000 and $191,000, respectively, during 2007, 2006 and 2005.

The voting interest approach is not applicable for entities that are not controlled through voting interests or in which the equity investors do not bear the residual economic risk. In such instances, Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised) (“FIN 46R”), “Consolidation of Variable Interest Entities,” provides guidance on when the assets, liabilities and activities of a variable interest entity (“VIE”) should be included in the Company’s consolidated financial statements. The provisions of FIN 46R require a VIE to be consolidated by a company if that company is considered the primary beneficiary of the VIE’s activities. The Company has determined that the 100%-owned finance subsidiary Trusts are VIEs, but that the Company is not the primary beneficiary of the Trusts. Accordingly, the Company does not consolidate the activities of the Trusts into its financial statements, but instead reports its ownership interests in the Trusts as other assets and reports the subordinated debentures as a liability in the consolidated balance sheets. The distributions on the subordinated debentures are reported as interest expense in the accompanying consolidated statements of income.

Cash and cash equivalents—For cash flow purposes, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

Investment securities—Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2007 and 2006, the Company has classified all of its investment securities as available for sale (“AFS”).

AFS investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). Fair values are obtained from an independent pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or other pricing methodologies. The Company also owns stock in the Federal Home Loan Bank of Dallas (“FHLB”) and the Arkansas Bankers’ Bancorporation, Inc. (“ABB”). These securities do not have readily determinable fair values and are carried at cost.

Declines in the fair value of investment securities below their cost are reviewed by the Company for other-than-temporary impairment. Factors considered during such review include the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the investment security for a period sufficient to allow for any anticipated recovery in fair value.

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

Loans and leases—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is recognized on an accrual basis and is calculated using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and costs are generally deferred and recognized as an adjustment to yield on the related loan.

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

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded. Related fees are generally recognized when collected.

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $5.4 million and $6.7 million, respectively, at December 31, 2007 and 2006. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment (“IRLC”), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company also enters into a forward sale commitment (“FSC”) for the sale of its mortgage loans originations to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Accordingly, the fair values of derivative assets and liabilities for the Company’s IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end. At December 31, 2007 and 2006, the Company had recorded IRLC and FSC derivative assets of $80,000 and $68,000, respectively, and had recorded corresponding derivative liabilities of $80,000 and $68,000, respectively. The notional amounts of loan commitments under the IRLC were $8.4 million and $8.2 million, respectively, at December 31, 2007 and 2006.

Allowance for loan and lease losses (“ALLL”)—The ALLL is established through a provision for such losses charged against income. All or portions of loans or leases deemed to be uncollectible are charged against the ALLL when management believes that collectibility of all or some portion of outstanding principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the ALLL.

The ALLL is maintained at a level management believes will be adequate to absorb losses on existing loans and leases that may become uncollectible. Provision to and the adequacy of the ALLL are determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 5, “Accounting for Contingencies,” and are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its ALLL. The subjective criteria take into consideration such factors as the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect the borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. Except for the ALLL calculated under SFAS No. 114 for impaired loans and leases, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

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

Premises and equipment—Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Depreciable lives for the major classes of assets are generally 45 years for buildings and 3 to 25 years for furniture, fixtures, equipment and certain building improvements. Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the term of the lease. Accelerated depreciation methods are used for income tax purposes. Maintenance and repair charges are expensed as incurred.

Foreclosed assets held for sale—Repossessed personal properties and real estate acquired through or in lieu of foreclosure are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted to the then estimated fair value net of estimated selling costs, if lower, until disposition. Gains and losses from the sale of repossessions, foreclosed assets, and other real estate are recorded in non-interest income, and expenses to maintain the properties are included in non-interest expense.

Income taxes—The Company utilizes the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company files consolidated tax returns. The Bank provides for income taxes on a separate return basis and remits to the Company amounts determined to be currently payable.

Bank owned life insurance (“BOLI”)—BOLI consists of life insurance purchased by the Company on a qualifying group of officers with the Company designated as owner and beneficiary of the policies. The earnings on BOLI policies is used to offset a portion of employee benefit costs. BOLI is carried at the policies’ cash surrender values with changes in cash surrender values reported in non-interest income.

Intangible assets—Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2007 and 2006. As required by SFAS No. 142, the Company performed its annual impairment test of goodwill as of October 1, 2007. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2007 and 2006, less accumulated amortization of $46,000 and $33,000 at December 31, 2007 and 2006, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 8 to 10 years. Core deposit intangibles totaled $2.3 million at both December 31, 2007 and 2006, less accumulated amortization of $1.9 million and $1.6 million at December 31, 2007 and 2006, respectively.

The aggregate amount of amortization expense for the Company’s core deposit and bank charter intangibles is expected to be $214,000 in 2008; $110,000 per year in years 2009—2010; $56,000 in 2011; and $12,000 in 2012.

Earnings per share—Basic earnings per share is computed by dividing reported earnings available to common stockholders by the weighted-average number of shares outstanding. Diluted earnings per share is computed by dividing reported earnings available to common stockholders by the weighted-average number of shares outstanding after consideration of the dilutive effect of the Company’s outstanding stock options.

Stock-based compensation—The Company has an employee stock option plan and a non-employee director stock option plan, which are described more fully in Note 11. Effective January 1, 2006, the Company adopted SFAS No. 123 (Revised 2004) (“SFAS No. 123R”) “Share-Based Payment,” to account for these stock option plans. SFAS No. 123R eliminated the alternative to use the intrinsic value method of accounting for stock-based compensation that was provided for under the provisions of Accounting Principles Board Opinion No. 25. SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award.

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

For the years ended December 31, 2007 and 2006, the Company recognized $869,000 and $865,000, respectively, of non-interest expense as a result of applying the provisions of SFAS No. 123R to its stock option plans. For the year ended December 31, 2005, the Company recognized $614,000 of non-interest expense as a result of applying the provisions of SFAS No. 123, as amended by SFAS No. 148, to its stock option plans. The effect on net income and earnings per share if the Company had applied the fair value provisions of accounting for all of its stock-based employee compensation prior to the adoption of SFAS No. 123R and SFAS No. 123, as amended, is provided in Note 11.

Segment disclosures—SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment—community banking—SFAS No. 131 has no impact on the Company’s financial statements or its disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company’s revenues.

Recent accounting pronouncements—In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 160 was issued to improve the relevance, comparability, and transparency of consolidated financial information relative to noncontrolling, or minority, interest. The provisions of SFAS No. 160 establish accounting and reporting standards that clearly identify and distinguish between the interests of the parent and the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within the fiscal years, beginning on or after December 15, 2008. Management has not yet determined the impact, if any, that adoption of SFAS No. 160 will have on the Company’s financial position, results of operations or liquidity.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS No. 141R”), “Business Combinations.” SFAS No. 141R replaces SFAS No. 141 and was issued to improve the comparability of the information that a reporting entity provides in its financial reports about business combinations. The provisions of SFAS No. 141R apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management has not yet determined the impact, if any, that adoption of SFAS No. 141R will have on the Company’s financial position, results of operations or liquidity in the event an acquisition is made by the Company on or after its effective date.

In December 2007, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 110. SAB No. 110 amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payments,” as amended, and expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123R. In particular, SAB No. 110 states that the SEC staff will continue to accept the use of a “simplified” method beyond December 31, 2007 in situations where a company does not have sufficient data to provide a reasonable basis upon which to estimate share option expected term. Management expects to continue to use a “simplified” method, as allowed by SAB No. 110, in developing an estimate of expected term of its options to purchase shares of the Company’s common stock until such time as sufficient historical data is available to appropriately measure such expected share option term.

In November 2007, the SEC issued SAB No. 109, which amends and replaces Section DD of Topic 5, “Miscellaneous Accounting.” SAB No. 109 expresses the views of the SEC staff regarding written loan commitments that are accounted for at fair value through earnings in accordance with SAB No. 105 and SFAS No. 133, as amended. SAB No. 109 requires the expected net future cash flows related to the associated servicing of the loan be included in the measurement of such written loan commitments. The provisions of SAB No. 109 are effective on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Management has determined the adoption of SAB No. 109 will not have a material impact on the Company’s financial position, results of operations or liquidity.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value with the objective of improving financial reporting. The provisions of SFAS No. 159 provide entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management does not expect SFAS No. 159 will have a material impact on the Company’s financial position, results of operations or liquidity.

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements, with the intent of increasing consistency and comparability in fair value measures and providing financial users with better information about the extent to which fair value is used and their effect on earnings for the periods reported. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. Management has not yet determined the impact, if any, that adoption of SFAS No. 157 will have on the Company’s financial position, results of operations or liquidity.

In September 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-5 (“EITF 06-5”), “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4.” The provisions of EITF 06-5 require that a policyholder of a BOLI contract should (i) consider separately any additional amounts or limitations included in the contractual terms of the policy other than the cash surrender value in determining the amount that could be realized under the contract in accordance with Technical Bulletin No. 85-4, (ii) determine the amount that could be realized under multiple contracts assuming surrender of each contract individually for situations where surrender of all contracts provides the policyholder an amount greater than does surrender of each contract individually, and (iii) not discount the cash surrender value component to be realized under the contract when contractual restrictions or the ability to surrender a policy exist, as long as the policyholder continues to participate in changes in the cash surrender value. EITF 06-5 was effective for fiscal years beginning after December 15, 2006, and did not have a material impact on the Company’s financial position, results of operations or liquidity.

In June 2006 the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes.” FIN 48, as amended, clarifies the accounting for uncertainty in income taxes recognized in financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 were effective for fiscal years beginning after December 15, 2006, and did not have a material impact on the Company’s financial position, results of operations or liquidity.

Reclassifications—Certain reclassifications of 2006 and 2005 amounts have been made to conform with the 2007 financial statements presentation. These reclassifications had no impact on prior years’ net income, as previously reported.

2. Investment Securities

The following is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
December 31, 2007:
Mortgage-backed securities	$370,061	$—	$(25,715)	$344,346
Obligations of states and political subdivisions	163,339	3,695	(567)	166,467
Securities of U.S. Government agencies	51,982	67	(2,311)	49,738
FHLB and ABB stock	16,753	—	—	16,753
Other securities	1,044	—	—	1,044

Total investment securities AFS	$603,179	$3,762	$(28,593)	$578,348

December 31, 2006:
Mortgage-backed securities	$406,611	$1,014	$(9,661)	$397,964
Obligations of states and political subdivisions	133,255	2,416	(522)	135,149
Securities of U.S. Government agencies	75,875	—	(1,345)	74,530
FHLB and ABB stock	11,489	—	—	11,489
Other securities	1,000	—	—	1,000

Total investment securities AFS	$628,230	$3,430	$(11,528)	$620,132

The following shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)
December 31, 2007:
Mortgage-backed securities	$167,457	$10,418	$176,830	$15,297	$344,287	$25,715
Obligations of states and political subdivisions	16,676	308	15,497	259	32,173	567
Securities of U.S. Government agencies	3,972	4	7,646	2,307	11,618	2,311

Total temporarily impaired securities	$188,105	$10,730	$199,973	$17,863	$388,078	$28,593

December 31, 2006:
Mortgage-backed securities	$161,430	$2,131	$180,914	$7,530	$342,344	$9,661
Obligations of states and political subdivisions	18,022	176	14,387	346	32,409	522
Securities of U.S. Government agencies	9,739	80	64,791	1,265	74,530	1,345

Total temporarily impaired securities	$189,191	$2,387	$260,092	$9,141	$449,283	$11,528

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment, management considers the credit quality of the issuer, the nature and cause of the unrealized loss and the severity and duration of the impairments. At December 31, 2007 and 2006, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until such time as fair value recovers above amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2007 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Due in one year or less	$44,026	$41,646
Due after one year to five years	186,234	177,134
Due after five years to ten years	238,045	222,217
Due after ten years	134,874	137,351

Total	$603,179	$578,348

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except FHLB and ABB stock with no contractual maturity date which are shown in the longest maturity category and mortgage-backed securities which are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2007. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities of the Company’s investment securities AFS are summarized as follows:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Sales proceeds	$56,240	$157,954	$9,013

Gross realized gains	$530	$3,924	$213
Gross realized losses	(10)	(7)	—

Net gains on sales	$520	$3,917	$213

Investment securities with carrying values of $502.8 million and $566.5 million at December 31, 2007 and 2006, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

3. Loans and Leases

The Company maintains a diversified loan and lease portfolio. The following is a summary of the loan and lease portfolio by principal category:

	December 31,
	2007	2006
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$279,375	$281,400
Non-farm/non-residential	445,303	433,998
Construction/land development	684,775	514,899
Agricultural	91,810	88,021
Multifamily residential	31,414	50,202
Commercial and industrial	173,128	148,853
Consumer	87,867	86,048
Direct financing leases	53,446	49,705
Agricultural (non-real estate)	22,439	22,298
Other	1,578	1,965

Total loans and leases	$1,871,135	$1,677,389

The Company’s direct financing leases include estimated residual values of $1.8 million at December 31, 2007 and $2.3 million at December 31, 2006, and are presented net of unearned income totaling $8.2 million and $8.3 million at December 31, 2007 and 2006, respectively. The above table includes deferred costs, net of deferred fees, that totaled $1.8 million and $1.4 million at December 31, 2007 and 2006, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $6.6 million and $5.7 million at December 31, 2007 and 2006, respectively. Interest income recorded during 2007, 2006 and 2005 for non-accrual loans and leases at December 31, 2007, 2006 and 2005 was $300,000, $264,000 and $126,000, respectively. Under the original terms, these loans and leases would have reported $574,000, $486,000 and $233,000 of interest income during 2007, 2006 and 2005, respectively.

4. Allowance for Loan and Lease Losses (“ALLL”)

The following is a summary of activity within the ALLL:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Balance—beginning of year	$17,699	$17,007	$16,133
Loans and leases charged off	(4,644)	(2,065)	(1,784)
Recoveries of loans and leases previously charged off	352	307	358

Net loans and leases charged off	(4,292)	(1,758)	(1,426)
Provision charged to operating expense	6,150	2,450	2,300

Balance—end of year	$19,557	$17,699	$17,007

Impairment of loans and leases having carrying values of $6.8 million ($6.6 million of which were on non-accrual basis) at December 31, 2007 and $5.7 million (all of which were on a non-accrual basis) at December 31, 2006 has been recognized in conformity with SFAS No. 114. Impaired loans and leases had an allowance allocated which totaled $1.1 million and $0.9 million at December 31, 2007 and 2006, respectively. The average carrying value of these impaired loans and leases was $4.8 million, $3.9 million and $3.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Real estate and other collateral securing loans having a carrying value of $8.3 million and $1.5 million were transferred to foreclosed assets held for sale in 2007 and 2006, respectively. The Company is not committed to lend additional funds to debtors whose loans have been transferred to foreclosed assets.

5. Premises and Equipment

The following is a summary of premises and equipment:

	December 31,
	2007	2006
	(Dollars in thousands)
Land	$55,722	$53,837
Construction in process	6,124	2,432
Buildings and improvements	62,376	53,371
Leasehold improvements	5,786	5,904
Equipment	18,963	17,114

	148,971	132,658
Accumulated depreciation	(18,923)	(15,979)

Premises and equipment, net	$130,048	$116,679

The Company capitalized $1.3 million, $1.0 million and $0.4 million of interest on construction projects during the years ended December 31, 2007, 2006 and 2005, respectively. Included in occupancy expense is rent of $657,000, $696,000 and $691,000 incurred under noncancelable operating leases in 2007, 2006 and 2005, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2007 are as follows: $534,000 in 2008, $389,000 in 2009, $307,000 in 2010, $220,000 in 2011, $220,000 in 2012 and $2,250,000 thereafter. Rental income recognized during 2007, 2006 and 2005 for leases of buildings and premises and for equipment leased under operating leases was $517,000, $638,000 and $624,000, respectively.

6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $906.7 million and $877.9 million at December 31, 2007 and 2006, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31,
	2007	2006
	(Dollars in thousands)
Up to one year	$1,284,475	$1,324,361
Over one to two years	89,860	28,262
Over two to three years	1,694	3,830
Over three to four years	651	645
Over four to five years	1,015	693
Thereafter	59	33

Total time deposits	$1,377,754	$1,357,824

7. Borrowings

Short-term borrowings with original maturities less than one year include FHLB advances, Federal Reserve Bank (“FRB”) borrowings, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to these short-term borrowings:

	December 31,
	2007	2006
	(Dollars in thousands)
Average annual balance	$74,192	$221,300
December 31 balance	15,461	133,427
Maximum month-end balance during year	122,427	280,784
Interest rate:
Weighted-average—year	5.06%	4.99%
Weighted-average—December 31	3.58	5.23

At December 31, 2007 and 2006, the Company had FHLB advances with original maturities exceeding one year of $321.1 million and $61.2 million, respectively. These advances bear interest at rates ranging from 3.16% to 6.43% at December 31, 2007, with a weighted-average rate of 4.34%, and are collateralized by a blanket lien on a substantial portion of the Company’s real estate loans. At December 31, 2007, the Bank had $236.3 million of unused FHLB borrowing availability.

FHLB advances of $60 million maturing in 2010 at a weighted-average rate of 6.27% and FHLB advances of $105 million maturing in 2017 at a weighted-average rate of 3.93% are callable on a quarterly basis. FHLB advances of $110 million maturing in 2017 at a weighted-average rate of 3.81% are callable quarterly beginning in the first quarter of 2008. FHLB advances of $25 million maturing in 2017 at a weighted-average rate of 3.94% are callable quarterly beginning in the second quarter of 2008. FHLB advances of $20 million maturing in 2017 at a weighted-average rate of 4.10% are callable quarterly beginning in the third quarter of 2008.

At December 31, 2007, aggregate annual maturities and weighted-average rates of FHLB advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted-Average Rate
(Dollars in thousands)
2008	$229	6.10%
2009	33	4.81
2010	60,034	6.27
2011	31	4.80
2012	21	4.64
Thereafter	260,724	3.90

	$321,072	4.34

8. Subordinated Debentures

At December 31, 2007 the Company had the following issues of trust preferred securities outstanding and subordinated debentures owed to the Trusts:

Description	Subordinated Debentures Owed to Trusts	Trust Preferred Securities of the Trusts	Interest Rate at December 31, 2007	Final Maturity Date
(Dollars in thousands)
Ozark III	$14,434	$14,000	8.19%	September 25, 2033
Ozark II	14,433	14,000	7.73	September 29, 2033
Ozark IV	15,464	15,000	7.24	September 28, 2034
Ozark V	20,619	20,000	6.59	December 15, 2036

	$64,950	$63,000

On September 25, 2003, Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003, Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, “2003 Securities”). The 2003 Securities bear interest, adjustable quarterly, at 90-day London Interbank Offered Rate (“LIBOR”) plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II. The aggregate proceeds of $28 million from the 2003 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II (collectively,”2003 Debentures”).

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

At both December 31, 2007 and 2006, the Company had an aggregate of $64.9 million of subordinated debentures outstanding and had an asset of $1.9 million representing its investment in the common equity issued by the Trusts. The sole assets of the Trusts are the respective adjustable rate debentures and the liabilities of the respective Trusts are the 2003 Securities, the 2004 Securities, the 2006 Securities and the aggregate trust common equity of $1.9 million. At both December 31, 2007 and 2006, the Trusts did not have any restricted net assets. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances.

These securities mature at or near the thirtieth anniversary date of each issuance. However, these securities and debentures may be prepaid at par, subject to regulatory approval, prior to maturity at any time on or after September 25 and 29, 2008 for the two issues of 2003 Securities and 2003 Debentures, on or after September 28, 2009 for the 2004 Securities and 2004 Debentures, and on or after December 15, 2011 for the 2006 Securities and 2006 Debentures, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Current:
Federal	$13,332	$12,100	$11,574
State	2,170	1,670	2,364

Total current	15,502	13,770	13,938

Deferred:
Federal	(938)	(412)	24
State	(119)	60	(3)

Total deferred	(1,057)	(352)	21

Provision for income taxes	$14,445	$13,418	$13,959

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	2.9	2.5	3.4
Effect of non-taxable interest income	(4.2)	(5.6)	(5.8)
Effect of BOLI and other non-taxable income	(1.6)	(1.6)	(1.5)
Other, net	(0.8)	(0.6)	(0.4)

Effective income tax rate	31.3%	29.7%	30.7%

Income tax benefits from the exercise of stock options in the amount of $0.4 million, $0.9 million and $1.9 million in 2007, 2006 and 2005, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2007 and 2006, income taxes refundable of $0.7 million and $1.9 million, respectively, were included in other assets.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2007	2006
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$7,671	$6,942
Stock-based compensation under the fair value method	940	673
Unrealized depreciation of investment securities AFS	9,740	3,176

Gross deferred tax assets	18,351	10,791

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	4,415	4,116
Direct financing leases	736	897
FHLB stock dividends	875	1,034
Other, net	655	590

Gross deferred tax liabilities	6,681	6,637

Net deferred tax assets	$11,670	$4,154

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

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2007, 2006 and 2005 of $311,000, $483,000 and $419,000, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the “Plan”). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company’s executive officers, was adopted by the Company’s board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2007 and 2006 totaled $103,000 and $84,000, respectively. At December 31, 2007 and 2006, the Company had Plan assets, along with an equal amount of liabilities, totaling $1.4 million and $0.8 million, respectively, recorded on the accompanying consolidated balance sheet.

11. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase up to 1.5 million shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest reported asked price and the lowest reported bid price, on the date of the grant. While the vesting period and the termination date for the employee plan options is determined when options are granted, all such employee options outstanding at December 31, 2007 were issued with a vesting period of three years and an expiration of seven years after issuance. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to each non-employee director the day after the annual stockholders’ meeting. Additionally, a non-employee director elected or appointed for the first time as a director on a date other than an annual meeting shall be granted an option to purchase 1,000 shares of common stock. These options are exercisable immediately and expire ten years after issuance. All shares issued in connection with options exercised under both the employee and non-employee director stock option plans are in the form of newly-issued shares.

The following table summarizes stock option activity for the year ended December 31, 2007:

	Options	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—January 1, 2007	489,550	$23.43
Granted	122,600	30.97
Exercised	(71,700)	7.62
Forfeited	(19,800)	27.76

Outstanding—December 31, 2007	520,650	$27.22	4.9	$1,761	(1)

Exercisable—December 31, 2007	222,200	$19.76	3.8	$1,761	(1)

(1)	Based on average trade value of $26.20 per share on December 29, 2007.

Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. The total intrinsic value of options exercised during 2007, 2006 and 2005 was $1.6 million, $2.0 million and $4.8 million, respectively.

Options to purchase 122,600 shares, 111,800 shares and 128,200 shares, respectively, were granted during 2007, 2006 and 2005. The weighted-average fair value of options granted during 2007, 2006 and 2005 were $7.37, $9.10 and $10.62, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions shown below. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent stock price of the Company’s common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company’s common stock. The expected life of the options is calculated based on the “simplified” method as provided for under SAB No. 110 as management continues to gather sufficient historical experience data to appropriately estimate the expected term of options to purchase shares of the Company’s common stock outstanding.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

	2007	2006	2005
Risk-free interest rate	4.40%	4.76%	4.27%
Expected dividend yield	1.54%	1.23%	1.16%
Expected stock volatility	22.4%	26.2%	30.7%
Expected life (years)	5.0	5.0	5.0

The total fair value of options to purchase shares of the Company’s common stock that vested during the years ended 2007, 2006 and 2005 was $0.6 million, $0.6 million and $0.3 million, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $1.4 million at December 31, 2007 and is expected to be recognized over a weighted-average period of 2.1 years.

The following table illustrates the effects on net income and EPS for the years indicated had the Company applied the fair value provisions of accounting for its stock options granted prior to January 1, 2003:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands, except per share data)
Net income, as reported	$31,746	$31,693	$31,489
Add: Total stock-based compensation expense, net of related tax effects included in reported net income	528	526	373
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(528)	(526)	(393)

Pro forma net income	$31,746	$31,693	$31,469

Earnings per share:
Basic—as reported	$1.89	$1.90	$1.89
Basic—pro forma	1.89	1.90	1.89
Diluted—as reported	$1.89	$1.89	$1.88
Diluted—pro forma	1.89	1.89	1.88

12. Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company has the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

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

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $412.7 million and $441.7 million at December 31, 2007 and 2006, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the letters of credit are generally for a period of one year. The maximum amount of future payments the Company could be required to make under these letters of credit at December 31, 2007 and 2006 is $7.6 million and $10.0 million, respectively. The Company holds collateral to support letters of credit when deemed necessary. The total of collateralized commitments at December 31, 2007 and 2006 was $5.2 million and $7.4 million, respectively.

13. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). The aggregate amount of loans to such related parties at December 31, 2007 and 2006 was $17.8 million and $39.8 million, respectively. New loans and advances on prior commitments made to such related parties were $3.3 million, $22.1 million and $3.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Repayments of loans made by such related parties were $25.3 million, $7.6 million and $9.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. Also, during 2006 and 2005, advances totaling $0.8 million and $12.9 million, respectively, were added to the Company’s related party loans as a result of changes in the composition of the Company’s related parties.

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

Federal regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (leverage ratio) of at least 3.0%. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, qualifying minority interest and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2007 the Company’s and the Bank’s Tier 1 and total capital ratios and their leverage ratios exceeded minimum requirements.

The actual and required capital amounts and ratios of the Company and the Bank at December 31, 2007 and 2006 were as follows:

			Required
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2007:
Total capital (to risk-weighted assets):
Company	$282,600	12.67%	$178,425	8.00%	$223,031	10.00%
Bank	255,679	11.51	177,683	8.00	222,104	10.00
Tier 1 capital (to risk-weighted assets):
Company	263,043	11.79	89,212	4.00	133,819	6.00
Bank	236,122	10.63	88,841	4.00	133,262	6.00
Tier 1 capital (to average assets):
Company	263,043	9.80	80,500	3.00	134,166	5.00
Bank	236,122	8.82	80,280	3.00	133,800	5.00

December 31, 2006:
Total capital (to risk-weighted assets):
Company	$254,114	12.76%	$159,326	8.00%	$199,159	10.00%
Bank	214,515	10.83	158,453	8.00	198,066	10.00
Tier 1 capital (to risk-weighted assets):
Company	233,266	11.71	79,663	4.00	119,494	6.00
Bank	196,816	9.94	79,227	4.00	118,840	6.00
Tier 1 capital (to average assets):
Company	233,266	9.39	74,564	3.00	124,273	5.00
Bank	196,816	7.95	74,225	3.00	123,709	5.00

As of December 31, 2007 and 2006, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

As of December 31, 2007, the state bank commissioner’s approval was required before the Bank could declare and pay any dividend of 75% or more of the net profits of the bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2007 and 2006, $38.1 million and $38.8 million, respectively, was available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific obligations. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $22.6 million and $19.7 million, respectively, at December 31, 2007 and 2006.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the FRB. At December 31, 2007 and 2006, these required balances aggregated $3.3 million and $8.1 million, respectively.

15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks—For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities—For securities held for investment purposes, fair values are obtained from an independent pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or other pricing methodologies. Investments in FHLB and ABB stock do not have readily determinable fair values and are carried at costs.

Loans and leases—The fair value of loans and leases is estimated by discounting the future cash flows using the current rate at which similar loans or leases would be made to borrowers or lessees with similar credit ratings and for the same remaining maturities.

Deposit liabilities—The fair value of demand deposits, savings accounts, money market deposits and other transaction accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates is estimated using the rate currently available for deposits of similar remaining maturities.

Repurchase Agreements—For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Other borrowed funds—For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term instruments is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Subordinated debentures—The carrying values of these instruments approximate their fair values as the interest rates on these instruments adjust quarterly based on 90-day LIBOR.

Accrued interest—The carrying amounts of accrued interest receivable and payable approximate their fair values.

Off-balance sheet instruments—The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements. The fair values of IRLC and FSC derivative assets and liabilities are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end.

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

The following table presents the estimated fair values of the Company’s financial instruments:

	2007		2006
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$47,521	$47,521	$42,734	$42,734
Investment securities AFS	578,348	578,348	620,132	620,132
Loans and leases, net of ALLL	1,851,578	1,841,815	1,659,690	1,637,170
Accrued interest receivable	17,420	17,420	17,384	17,384
Derivative assets—IRLC and FSC	80	80	68	68
Financial liabilities:
Demand, NOW, savings and money market account deposits	$679,307	$679,307	$687,268	$687,268
Time deposits	1,377,754	1,377,836	1,357,824	1,354,908
Repurchase agreements with customers	46,086	46,086	41,001	41,001
Other borrowings	336,533	321,514	194,661	197,564
Subordinated debentures	64,950	64,908	64,950	64,950
Accrued interest payable	6,684	6,684	5,182	5,182
Derivative liabilities—IRLC and FSC	80	80	68	68

16. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Cash paid during the period for:
Interest	$97,867	$82,653	$43,191
Income taxes	12,917	15,415	8,887
Supplemental schedule of non-cash investing and financing activities:
Transfer of loans to foreclosed assets held for sale	8,345	1,504	4,664
Loans advanced for sales of foreclosed assets	1,487	168	265
Net change in unrealized gains and losses on investment securities AFS	(16,733)	(3,863)	(1,305)

17. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Postage and supplies	$1,620	$1,910	$1,620
Telephone and data lines	1,415	1,651	1,371
Advertising and public relations	1,057	1,545	1,325
Professional and outside services	1,077	1,129	886
Software	1,201	1,068	823
Other	5,123	4,551	4,324

Total other operating expenses	$11,493	$11,854	$10,349

18. Earnings Per Share (“EPS”)

The following table sets forth the computation of basic and diluted EPS:

	Year Ended December 31,
	2007	2006	2005
	(In thousands, except per share amounts)
Numerator:
Net income	$31,746	$31,693	$31,489

Denominator:
Denominator for basic EPS—weighted-average shares	16,789	16,723	16,640
Effect of dilutive securities—stock options	45	80	126

Denominator for diluted EPS—weighted-average shares and assumed conversions	16,834	16,803	16,766

Basic EPS	$1.89	$1.90	$1.89

Diluted EPS	$1.89	$1.89	$1.88

Options to purchase 340,150 shares, 120,750 shares and 85,400 shares, respectively, of the Company’s common stock at a weighted-average exercise price of $32.62 per share, $34.86 per share and $35.42 per share, respectively, were outstanding during 2007, 2006 and 2005, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

19. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

Condensed Balance Sheets

	December 31,
	2007	2006
	(Dollars in thousands)
Assets
Cash	$20,081	$31,677
Investment in consolidated bank subsidiary	225,816	196,941
Investment in unconsolidated Trusts	1,950	1,950
Other investments, net	2,143	4,348
Loans	2,438	—
Land for future branch site	1,855	1,852
Excess cost over fair value of net assets acquired	1,092	1,092
Income taxes refundable	—	1,411
Other, net	1,073	828

Total assets	$256,448	$240,099

Liabilities and Stockholders’ Equity
Accounts payable and other liabilities	$29	$41
Accrued interest payable	453	475
Income taxes payable	187	—
Subordinated debentures	64,950	64,950

Total liabilities	65,619	65,466

Stockholders’ equity:
Common stock	168	167
Additional paid-in capital	38,613	36,779
Retained earnings	167,139	142,609
Accumulated other comprehensive income (loss)	(15,091)	(4,922)

Total stockholders’ equity	190,829	174,633

Total liabilities and stockholders’ equity	$256,448	$240,099

Condensed Statements of Income

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Income:
Dividends from Bank	$12,600	$8,300	$6,100
Dividends from Trusts	152	116	81
Interest	94	—	—
Other	180	374	220

Total income	13,026	8,790	6,401

Expenses:
Interest	5,066	3,867	2,693
Other operating expenses	2,072	2,108	1,911

Total expenses	7,138	5,975	4,604

Income before income tax benefit and equity in undistributed earnings of Bank	5,888	2,815	1,797
Income tax benefit	2,814	2,296	1,840
Equity in undistributed earnings of Bank	23,044	26,582	27,852

Net income	$31,746	$31,693	$31,489

Condensed Statements of Cash Flows

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$31,746	$31,693	$31,489
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank	(23,044)	(26,582)	(27,852)
Deferred income tax benefit	(341)	(353)	(245)
Compensation expense under stock-based compensation plans	869	865	614
Tax benefits on exercise of stock options	(420)	(880)	(1,864)
Changes in other assets and other liabilities	2,013	(2,522)	3,586

Net cash provided by operating activities	10,823	2,221	5,728

Cash flows from investing activities:
Net increase in loans	(2,438)	—	—
Purchase of premises and equipment	—	—	(1,853)
Proceeds from sales of other investments	2,269	—	—
Purchase of other investments	—	(1,000)	—
Cash paid for interest in unconsolidated Trusts	—	(619)	—
Equity contributed to Bank	(16,000)	(10,000)	—

Net cash used by investing activities	(16,169)	(11,619)	(1,853)

Cash flows from financing activities:
Proceeds from exercise of stock options	546	824	974
Proceeds from issuance of subordinated debentures	—	20,619	—
Tax benefits on exercise of stock options	420	880	1,864
Cash dividends paid	(7,216)	(6,684)	(6,151)

Net cash (used) provided by financing activities	(6,250)	15,639	(3,313)

Net (decrease) increase in cash	(11,596)	6,241	562
Cash—beginning of year	31,677	25,436	24,874

Cash—end of year	$20,081	$31,677	$25,436