Form 10-K, Exhibit 13
period 2008-12-31
BANK OF THE OZARKS INC
filed 2009-03-11
CIK 1038205

Exhibit 13

Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$183,003	$176,970	$155,198	$112,881	$85,231
Interest expense	84,302	99,352	84,478	44,305	24,608
Net interest income	98,701	77,618	70,720	68,576	60,623
Provision for loan and lease losses	19,025	6,150	2,450	2,300	3,330
Non-interest income	19,349	22,975	23,231	19,252	18,225
Non-interest expense	54,398	48,252	46,390	40,080	37,605
Preferred stock dividends	227	—	—	—	—
Net income available to common stockholders	34,474	31,746	31,693	31,489	25,883
Common share and per common share data:
Earnings - diluted	$2.04	$1.89	$1.89	$1.88	$1.56
Book value	14.96	11.35	10.43	8.97	7.36
Dividends	0.50	0.43	0.40	0.37	0.30
Weighted-average diluted shares outstanding (thousands)	16,874	16,834	16,803	16,766	16,635
End of period shares outstanding (thousands)	16,864	16,818	16,747	16,665	16,494
Balance sheet data at period end:
Total assets	$3,233,303	$2,710,875	$2,529,400	$2,134,882	$1,726,840
Total loans and leases	2,021,199	1,871,135	1,677,389	1,370,723	1,134,591
Allowance for loan and lease losses	29,512	19,557	17,699	17,007	16,133
Total investment securities	944,783	578,348	620,132	574,120	434,512
Total deposits	2,341,414	2,057,061	2,045,092	1,591,643	1,379,930
Repurchase agreements with customers	46,864	46,086	41,001	35,671	33,223
Other borrowings	424,947	336,533	194,661	304,865	144,065
Subordinated debentures	64,950	64,950	64,950	44,331	44,331
Preferred stock, net of unamortized discount	71,880	—	—	—	—
Total common stockholders’ equity	252,302	190,829	174,633	149,403	121,406
Loan and lease to deposit ratio	86.32%	90.96%	82.02%	86.12%	82.22%
Average balance sheet data:
Total average assets	$3,017,707	$2,601,299	$2,365,316	$1,912,961	$1,547,184
Total average common stockholders’ equity	213,271	184,819	158,194	137,185	108,419
Average common equity to average assets	7.07%	7.10%	6.69%	7.17%	7.01%
Performance ratios:
Return on average assets	1.14%	1.22%	1.34%	1.65%	1.67%
Return on average common stockholders’ equity	16.16	17.18	20.03	22.95	23.87
Net interest margin - FTE	3.96	3.44	3.49	4.18	4.43
Efficiency	42.32	46.33	47.07	43.43	46.23
Common stock dividend payout	24.42	22.75	21.16	19.68	19.23
Asset quality ratios:
Net charge-offs to average loans and leases	0.45%	0.24%	0.12%	0.11%	0.10%
Nonperforming loans and leases to total loans and leases	0.76	0.35	0.34	0.25	0.57
Nonperforming assets to total assets	0.81	0.36	0.24	0.18	0.39
Allowance for loan and lease losses as a percentage of:
Total loans and leases	1.46%	1.05%	1.06%	1.24%	1.42%
Nonperforming loans and leases	192%	295%	310%	502%	248%
Capital ratios at period end:
Tier 1 leverage	11.64%	9.80%	9.39%	9.11%	9.41%
Tier 1 risk-based capital	14.21	11.79	11.71	11.94	12.34
Total risk-based capital	15.36	12.67	12.76	13.02	13.74

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income available to common stockholders of Bank of the Ozarks, Inc. (the “Company”) was $34.5 million for the year ended December 31, 2008, an 8.6% increase from net income available to common stockholders of $31.7 million in 2007. Net income available to common stockholders in 2006 was $31.7 million. Diluted earnings per common share were $2.04 for 2008, a 7.9% increase from diluted earnings per common share of $1.89 in 2007. Diluted earnings per common share were $1.89 in 2006.

The table below shows total assets, investment securities, loans and leases, deposits, common stockholders’ equity, net income available to common stockholders, diluted earnings per common share and book value per common share at December 31, 2008, 2007 and 2006 and the percentage of change year over year.

				% Change
	December 31,			2008 from 2007	2007 from 2006
	2008	2007	2006
	(Dollars in thousands, except per share amounts)
Total assets	$3,233,303	$2,710,875	$2,529,400	19.3%	7.2%
Investment securities	944,783	578,348	620,132	63.4	(6.7)
Loans and leases	2,021,199	1,871,135	1,677,389	8.0	11.6
Deposits	2,341,414	2,057,061	2,045,092	13.8	0.6
Common stockholders’ equity	252,302	190,829	174,633	32.2	9.3
Net income available to common stockholders	34,474	31,746	31,693	8.6	0.2
Diluted earnings per common share	2.04	1.89	1.89	7.9	—
Book value per common share	14.96	11.35	10.43	31.8	8.8

Two measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average common stockholders’ equity (“ROE”). ROA measures net income available to common stockholders in relation to average total assets. It is calculated by dividing annual net income available to common stockholders by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2008, the Company’s ROA was 1.14% compared with 1.22% and 1.34%, respectively, for the years ended December 31, 2007 and 2006. ROE measures net income available to common stockholders in relation to average common stockholders’ equity. It is calculated by dividing annual net income available to common stockholders by average common stockholders’ equity and indicates how effectively a company can generate net income on the capital invested by its common stockholders. For the year ended December 31, 2008, the Company’s ROE was 16.16% compared with 17.18% and 20.03%, respectively, for the years ended December 31, 2007 and 2006.

Analysis of Results of Operations

The Company is a bank holding company whose primary business is commercial banking conducted through its wholly-owned state chartered bank subsidiary — Bank of the Ozarks (the “Bank”). The Company’s results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, borrowings and subordinated debentures. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance (“BOLI”) income, other charges and fees, gains and losses on investment securities and gains and losses on sales of other assets.

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

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent (“FTE”) basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $10.5 million in 2008, $3.6 million in 2007 and $4.6 million in 2006. No adjustments have been made in this analysis for income exempt from state income taxes or for interest expense deductions disallowed under the provisions of the Internal Revenue Code as a result of investments in certain tax-exempt securities.

2008 compared to 2007

Net interest income for 2008 increased 34.5% to $109.2 million compared to $81.2 million for 2007. Net interest margin was 3.96% in 2008 compared to 3.44% in 2007. The growth in net interest income was a result of the improvement in the Company’s net interest margin, which increased 52 basis points (“bps”) from 2007 to 2008, and growth in the Company’s average earnings assets, which increased 16.6% from 2007 to 2008. The Company’s improvement in its net interest margin resulted from a combination of factors including favorable yields achieved on a large volume of tax-exempt investment securities purchased during 2008 and improvement in the Company’s spread between yields on loans, leases and other investment securities and rates paid on deposits and other funding sources. The Company’s net interest margin improved throughout 2008, increasing from 3.47% in the fourth quarter of 2007 to 3.69%, 3.77%, 3.82% and 4.52%, respectively, in each succeeding quarter of 2008.

Yields on average earning assets decreased 62 bps in 2008 compared to 2007. This decrease was due primarily to a 113 bps decline in loan and lease yields in 2008, which was partially offset by a 93 bps increase in the aggregate yield on the Company’s investment securities.

The 113 bps decrease in loan and lease yields was due primarily to the repricing of the Company’s loan and lease portfolio at lower interest rates during 2008. Beginning in September 2007 and continuing through December 2008, the Federal Open Market Committee (“FOMC”) decreased its federal funds target rate a total of 500 bps, resulting in many of the Company’s variable rate loans repricing to lower rates beginning in the third quarter of 2007 and continuing throughout 2008. Additionally, the Company’s newly originated and renewed loans and leases generally priced at lower rates beginning in the third quarter of 2007 and continuing throughout 2008 as a result of these FOMC interest rate decreases.

The 93 bps increase in the Company’s aggregate yield on its investment securities in 2008 compared to 2007 was the result of a six bps increase in yield on taxable investment securities, a 101 bps increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of tax-exempt investment securities with generally higher FTE yields than the Company’s taxable investment securities. Beginning in February 2008 and continuing through December, the Company purchased various tax-exempt investment securities with favorable yields.

The 62 bps decrease in average earning asset yields in 2008 compared to 2007 was more than offset by a 121 bps decrease in the rates on average interest bearing liabilities, resulting in the overall 52 bps increase in net interest margin in 2008 compared to 2007. The decrease in the rates on interest bearing liabilities was primarily attributable to a 123 bps decrease in the rates of interest bearing deposits, the largest component of the Company’s interest bearing liabilities. This decrease in rates on interest bearing deposits was attributable to (i) the FOMC interest rate decreases through December 2008, which resulted in decreases in rates paid on both time deposits and savings and interest bearing transaction deposits as such deposits were renewed or repriced during 2008 and (ii) the decrease in the Company’s time deposits, which generally pay higher rates than its other interest bearing deposits, to 69.4% of average interest bearing deposits in 2008 compared to 72.7% in 2007.

The rates on the Company’s other funding sources also declined in 2008 compared to 2007 primarily as a result of decreases in the FOMC federal funds target rate and other interest rate indices in 2008. The Company’s other borrowings, which are comprised primarily of Federal Home Loan Bank of Dallas (“FHLB”) advances, and, to a lesser extent, Federal Reserve Bank (“FRB”) borrowings and federal funds purchased, decreased 89 bps in 2008 compared to 2007. The rates paid on the Company’s subordinated debentures, which are tied to a spread over the 90-day London Interbank Offered Rate (“LIBOR”) and reset periodically, declined 201 bps in 2008 compared to 2007 as a result of the decrease in 90-day LIBOR during 2008.

2007 compared to 2006

Net interest income for 2007 increased 7.8% to $81.2 million compared to $75.3 million for 2006. Net interest margin was 3.44% in 2007 compared to 3.49% in 2006, a decrease of five bps. The growth in net interest income was primarily a result of the 9.6% growth in earning assets from 2006 to 2007. The relatively flat to inverted yield curve between short-term and long-term interest rates and the competitive environment for pricing loans and deposits during 2007 contributed to the decline in net interest margin for the full year of 2007 compared to 2006. However, the Company’s net interest margin improved over the course of 2007, increasing from 3.22% in the fourth quarter of 2006, to 3.35%, 3.46%, 3.45% and 3.47%, respectively, in each succeeding quarter of 2007.

Yields on earning assets increased 23 bps in 2007 compared to 2006. This increase was due primarily to an increase in loan and lease yields of 22 bps and an increase in loans and leases as a percentage of earning assets from 70.4% in 2006 to 74.9% in 2007. The increased loan and lease yields were due in part to the repricing of a portion of the Company’s fixed rate loans and leases at higher interest rates during 2007. From June 2004 through June 2006, the FOMC increased its federal funds target rate a total of 425 basis points, and during 2007 the Company benefited as fixed rate loans and leases originated prior to June 2006 either renewed at current rates or paid off and were replaced with new loans and leases at current rates. This increased repricing of fixed rate loans and leases was partially offset by declines in yields on variable rate loans due to the FOMC lowering its federal funds target rate starting in September 2007.

The Company’s aggregate yield on its investment securities decreased 13 bps in 2007 compared to 2006. This was the result of a 13 basis point decrease in yield on taxable investment securities, an 18 basis point increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of taxable investment securities that generally have a lower FTE yield than the Company’s tax-exempt investment securities. Additionally, the Company’s average balance of investment securities declined by $45 million for 2007 compared to 2006, resulting in a smaller percentage of its average earning assets being comprised of investment securities in 2007 compared to 2006.

The 23 bps increase in the yield on average earning assets in 2007 compared to 2006 was more than offset by a 32 bps increase in the rate on interest bearing liabilities, resulting in the overall five bps decline in net interest margin. The increase in the rates on interest bearing liabilities was primarily attributable to a 46 bps increase in the rates of interest bearing deposits. This increase in the rates on interest bearing deposits was attributable to both the increase in the Company’s time deposits, which generally pay higher rates than its other interest bearing deposits, to 72.7% of average interest bearing deposits in 2007 compared to 68.7% in 2006 and the increase in rates paid on time deposits as such deposits were renewed at higher rates as a result of FOMC interest rate increases through June of 2006.

The increase in the rates on interest bearing deposits was partially offset by a decline in rates on the Company’s other borrowings, which decreased 41 bps in 2007 compared to 2006. This decline in rates on other borrowings was primarily due to the decline in the FOMC federal funds target rate, to which a portion of the Company’s other borrowings are tied, starting in September 2007, the increased utilization of lower cost FHLB advances in 2007 compared to 2006, and the increase in capitalized interest on construction projects in 2007 compared to 2006.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Interest income	$183,003	$176,970	$155,198
FTE adjustment	10,483	3,559	4,596

Interest income - FTE	193,486	180,529	159,794
Interest expense	84,302	99,352	84,478

Net interest income - FTE	$109,184	$81,177	$75,316

Yield on interest earning assets - FTE	7.02%	7.64%	7.41%
Rate on interest bearing liabilities	3.24	4.45	4.13
Net interest margin - FTE	3.96	3.44	3.49

The following table sets forth certain information relating to the Company’s net interest income for the years ended December 31, 2008, 2007 and 2006. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale (“AFS”) and other-than-temporary impairment writedowns. The yields on loans and leases include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. The yields on investment securities include amortization of premiums and accretion of discounts. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2008			2007			2006
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$470	$13	2.77%	$311	$19	6.08%	$287	$10	3.44%
Investment securities:
Taxable	395,484	21,858	5.53	452,831	24,775	5.47	452,943	25,346	5.60
Tax-exempt - FTE	365,413	29,856	8.17	139,724	10,011	7.16	184,779	12,894	6.98
Loans and leases - FTE	1,995,231	141,759	7.10	1,770,283	145,724	8.23	1,517,818	121,544	8.01

Total earning assets - FTE	2,756,598	193,486	7.02	2,363,149	180,529	7.64	2,155,827	159,794	7.41
Non-interest earning assets	261,109			238,150			209,489

Total assets	$3,017,707			$2,601,299			$2,365,316

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$628,183	$9,282	1.48%	$521,875	$13,715	2.63%	$523,324	$13,694	2.62%
Time deposits of $100,000 or more	906,306	35,464	3.91	899,666	45,858	5.10	752,765	35,120	4.67
Other time deposits	516,655	19,425	3.76	487,382	23,567	4.84	398,178	16,531	4.15

Total interest bearing deposits	2,051,144	64,171	3.13	1,908,923	83,140	4.36	1,674,267	65,345	3.90
Repurchase agreements with customers	43,916	796	1.81	44,071	1,603	3.64	39,213	1,312	3.35
Other borrowings	441,288	15,574	3.53 (1)	215,872	9,543	4.42 (1)	282,925	13,953	4.93 (1)
Subordinated debentures	64,950	3,761	5.79	64,950	5,066	7.80	49,641	3,868	7.79

Total interest bearing liabilities	2,601,298	84,302	3.24	2,233,816	99,352	4.45	2,046,046	84,478	4.13
Non-interest bearing liabilities:
Non-interest bearing deposits	184,563			168,786			152,281
Other non-interest bearing liabilities	14,477			13,878			8,795

Total liabilities	2,800,338			2,416,480			2,207,122
Preferred stock, net of unamortized discount	4,098			—			—
Common stockholders’ equity	213,271			184,819			158,194

Total liabilities and stockholders’ equity	$3,017,707			$2,601,299			$2,365,316

Net interest income - FTE		$109,184			$81,177			$75,316

Net interest margin - FTE			3.96%			3.44%			3.49%

(1)	The interest expense and rates for other borrowings were impacted by interest capitalized on construction projects in the amount of $1.1 million, $1.3 million and $1.0 million, respectively, for the years ended December 31, 2008, 2007 and 2006. In the absence of this capitalization, these rates would have been 3.78%, 5.03% and 5.28%, respectively, for the years ended December 31, 2008, 2007 and 2006.

The following table reflects how changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Company’s interest income, interest expense and net interest income for the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior yield/rate); (2) changes in yield/ rate (changes in yield/rate multiplied by prior volume); and (3) changes in both yield/rate and volume (changes in yield/rate multiplied by changes in volume). The changes attributable to the combined impact of volume and yield/rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income - FTE

	2008 over 2007			2007 over 2006
	Volume	Yield/ Rate	Net Change	Volume	Yield/ Rate	Net Change
	(Dollars in thousands)
Increase (decrease) in:
Interest income - FTE:
Interest earning deposits and federal funds sold	$4	$(10)	$(6)	$1	$8	$9
Investment securities:
Taxable	(2,932)	15	(2,917)	(6)	(565)	(571)
Tax-exempt - FTE	18,434	1,411	19,845	(3,228)	345	(2,883)
Loans and leases - FTE	16,039	(20,004)	(3,965)	20,782	3,398	24,180

Total interest income - FTE	31,545	(18,588)	12,957	17,549	3,186	20,735

Interest expense:
Savings and interest bearing transaction	1,569	(6,002)	(4,433)	(37)	58	21
Time deposits of $100,000 or more	312	(10,706)	(10,394)	7,488	3,250	10,738
Other time deposits	1,122	(5,264)	(4,142)	4,313	2,723	7,036
Repurchase agreements with customers	(1)	(806)	(807)	177	114	291
Other borrowings	7,952	(1,921)	6,031	(2,965)	(1,445)	(4,410)
Subordinated debentures	—	(1,305)	(1,305)	1,194	4	1,198

Total interest expense	10,954	(26,004)	(15,050)	10,170	4,704	14,874

Increase (decrease) in net interest income - FTE	$20,591	$7,416	$28,007	$7,379	$(1,518)	$5,861

Non-Interest Income

The Company’s non-interest income consists primarily of (1) service charges on deposit accounts, (2) mortgage lending income, (3) trust income, (4) BOLI income, (5) appraisal fees, credit life commissions and other credit related fees, (6) safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees, (7) gains and losses on investment securities and (8) gains and losses on sales of other assets.

2008 compared to 2007

Non-interest income for 2008 decreased 15.8% to $19.3 million compared to $23.0 million in 2007.

Service charges on deposit accounts are the Company’s largest source of non-interest income and decreased 1.5% to $12.0 million in 2008 compared to $12.2 million in 2007. The Company believes this decrease was primarily due to a generally lower level of economic activity in 2008.

Trust income increased 16.7% to $2.6 million in 2008 compared to $2.2 million in 2007. This increase was primarily the result of growth in both personal and corporate trust business.

Mortgage lending income declined 17.0% to $2.2 million in 2008 compared to $2.7 million in 2007. Originations of mortgage loans for sale decreased 20.6% to $128.0 million in 2008 compared to $161.2 million in 2007. Refinancing of existing mortgages accounted for 48% of the Company’s 2008 origination volume compared to 36% in 2007. Mortgage originations for home purchases were 52% of 2008 origination volume compared to 64% in 2007.

Bank owned life insurance (“BOLI”) income increased 115.3% to $4.1 million in 2008 compared to $1.9 million in 2007. BOLI income was comprised of increases in the cash surrender value of $2.0 million in 2008 compared to $1.9 million in 2007 and $2.1 million of non-taxable income from BOLI death benefits in 2008 compared to no death benefits in 2007.

Net losses on investment securities, including the impairment charge discussed below, were $3.4 million in 2008 compared to net gains of $0.5 million in 2007. The Company sold approximately $14 million of its investment securities in 2008 and approximately $56 million of its investment securities in 2007. During the fourth quarter of 2008, the Company determined that a bond issued by SLM Corporation (“Sallie Mae”) with a carrying value of $10.0 million and an estimated fair value of $7.0 million was other-than-temporarily impaired. As a result, the Company recorded a pretax impairment charge of $3.0 million to write down the carrying value of the Sallie Mae bond to its estimated fair value.

Net losses on sales of other assets were $0.5 million in 2008 compared to net gains of $0.5 million in 2007. On December 31, 2008, a limited liability company providing low to moderate income housing in which the Company had an investment completed a planned liquidation. As a result the Company received its share of the underlying assets, comprised of $3.9 million par value of non-rated tax-exempt investment securities. Because of the wide credit spreads attributable to such securities on the date of distribution, the Company determined that its $3.9 million investment should be written down to $3.4 million, which represented the estimated fair value of the investment securities received from dissolution of the entity. This writedown accounted for substantially all of the Company’s net losses on sales of other assets in 2008.

Non-interest income from all other sources was $2.4 million in 2008 compared to $3.0 million in 2007. During the first quarter of 2007, the Company benefited from $0.5 million of other non-interest income from the settlement of a contested branch application.

2007 compared to 2006

Non-interest income for the year ended December 31, 2007 decreased 1.1% to $23.0 million compared to $23.2 million in 2006.

Service charges on deposit accounts increased 19.3% to $12.2 million in 2007 compared to $10.2 million in 2006. This increase was primarily attributable to enhancements made during late 2006 to the Company’s processes for applying and collecting service charges, the large increase in the number of deposit accounts from the Company’s 2006 deposit growth initiative and some small adjustments in early 2007 to the Company’s service charge fee schedule.

Trust income increased 14.2% to $2.2 million in 2007 compared to $1.9 million in 2006. This increase was primarily the result of growth in both personal trust and investment management business.

Mortgage lending income declined 8.6% to $2.7 million in 2007 compared to $2.9 million in 2006. Originations of mortgage loans for sale decreased 7.2% to $161.2 million in 2007 compared to $173.7 million in 2006. Refinancing of existing mortgages accounted for 36% of the Company’s 2007 origination volume compared to 32% in 2006. Mortgage originations for home purchases were 64% of 2007 origination volume compared to 68% in 2006.

Net gains on investment securities were $0.5 million in 2007 compared to $3.9 million in 2006. The Company sold approximately $56 million of its investment securities in 2007 and approximately $154 million of its investment securities in 2006. Net gains on sales of other assets were $0.5 million in 2007 compared to net losses of $0.1 million in 2006.

Non-interest income from all other sources was $3.0 million in 2007 compared to $2.5 million in 2006.

The table below shows non-interest income for the years ended December 31, 2008, 2007 and 2006.

Non-Interest Income

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Service charges on deposit accounts	$12,007	$12,193	$10,217
Mortgage lending income	2,215	2,668	2,918
Trust income	2,595	2,223	1,947
Bank owned life insurance income	4,131	1,919	1,832
Appraisal, credit life commissions and other credit related fees	456	498	521
Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees	1,218	1,160	1,125
(Losses) gains on investment securities	(3,433)	520	3,917
(Losses) gains on sales of other assets	(544)	487	(90)
Other	704	1,307	844

Total non-interest income	$19,349	$22,975	$23,231

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses.

2008 compared to 2007

Non-interest expense for the year ended December 31, 2008 increased 12.7% to $54.4 million compared to $48.3 million in 2007. Salaries and employee benefits, the Company’s largest component of non-interest expense, increased 5.1% to $30.1 million in 2008 from $28.7 million in 2007. During 2008 the Company added two new banking offices, including its new corporate headquarters, which opened in Little Rock in December 2008. Simultaneous with the opening of the new headquarters, which includes a retail banking office, the Company closed a nearby Wal-Mart Supercenter branch and a nearby loan production office. At December 31, 2008, the Company had 71 full-service banking offices and one loan production office compared to 70 full-service banking offices and two loan production offices at December 31, 2007. The Company had 705 full-time equivalent employees at December 31, 2008, an increase of 2.3% from 689 full-time equivalent employees at December 31, 2007.

The Company’s efficiency ratio for 2008 was 42.3% compared to 46.3% in 2007. This improvement in the effeciency ratio resulted from the Company’s total revenue (the sum of net interest income — FTE and non-interest income) increasing at a faster rate than its non-interest expense in 2008.

2007 compared to 2006

Non-interest expense for the year ended December 31, 2007 increased 4.0% to $48.3 million compared to $46.4 million in 2006 as a result of the Company’s continued growth and expansion. Salaries and employee benefits increased 4.2% to $28.7 million in 2007 from $27.5 million in 2006. During 2007 the Company added three new banking offices and replaced one temporary banking office with a new permanent facility. At December 31, 2007, the Company had 70 full-service banking offices and two loan production offices compared to 67 full-service banking offices and two loan production offices at December 31, 2006. The Company had 689 full-time equivalent employees at December 31, 2007, a decrease of 1.4% from 699 full-time equivalent employees at December 31, 2006. The Company’s efficiency ratio for 2007 was 46.3% compared to 47.1% in 2006.

The following table shows non-interest expense for the years ended December 31, 2008, 2007 and 2006.

Non-Interest Expense

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Salaries and employee benefits	$30,132	$28,661	$27,506
Net occupancy and equipment expense	8,882	8,098	7,030
Other operating expenses:
Postage and supplies	1,633	1,620	1,910
Telephone and data lines	1,630	1,415	1,651
Advertising and public relations	1,204	1,057	1,545
Professional and outside services	1,537	1,077	1,129
Software expense	1,261	1,201	1,068
FDIC and state assessments	664	624	628
FDIC insurance	1,131	701	—
ATM expense	633	674	598
Other real estate and foreclosure expense	1,728	368	261
Amortization of intangibles	214	262	262
Other	3,749	2,494	2,802

Total non-interest expense	$54,398	$48,252	$46,390

Income Taxes

The Company’s provision for income taxes was $9.9 million for the year ended December 31, 2008 compared to $14.4 million in 2007 and $13.4 million in 2006. Its effective income tax rates were 22.2%, 31.3% and 29.7%, respectively, for 2008, 2007 and 2006. The decrease in the effective tax rate of 910 bps in 2008 compared to 2007 was due primarily to (i) the significant increase, both in volume and as a percentage of earning assets, in investment securities which are exempt from federal and/or state income taxes and (ii) the $2.1 million of non-taxable income from death benefits on BOLI in 2008 compared to none in 2007. The increase in the effective tax rate of 160 bps in 2007 compared to 2006 was due primarily to a decline in tax-exempt investment securities in both volume and as a percentage of earning assets. The effective tax rates were also affected by various other factors including other non-taxable income and non-deductible expenses.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2008 the Company’s loan and lease portfolio was $2.02 billion, an increase of 8.0% from $1.87 billion at December 31, 2007. As of December 31, 2008, the Company’s loan and lease portfolio consisted of 82.5% real estate loans, 10.2% commercial and industrial loans, 3.7% consumer loans, 2.5% direct financing leases and 1.0% agricultural loans (non-real estate). Real estate loans, the Company’s largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens. Real estate loans comprised 82.5% of total loans and leases at December 31, 2008 compared to 81.9% at December 31, 2007 and increased 8.8% from $1.53 billion at December 31, 2007 to $1.67 billion at December 31, 2008.

The amount and type of loans and leases outstanding are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$275,281	$279,375	$281,400	$271,989	$248,435
Non-farm/non-residential	551,821	445,303	433,998	375,628	330,442
Construction/land development	694,527	684,775	514,899	366,827	244,898
Agricultural	84,432	91,810	88,021	74,644	66,061
Multifamily residential	61,668	31,414	50,202	31,142	29,300

Total real estate	1,667,729	1,532,677	1,368,520	1,120,230	919,136
Commercial and industrial	206,058	173,128	148,853	109,459	100,642
Consumer	75,015	87,867	86,048	78,916	73,420
Direct financing leases	50,250	53,446	49,705	38,060	19,320
Agricultural (non-real estate)	19,460	22,439	22,298	20,605	18,520
Other	2,687	1,578	1,965	3,453	3,553

Total loans and leases	$2,021,199	$1,871,135	$1,677,389	$1,370,723	$1,134,591

The amount and percentage of the Company’s loan and lease portfolio by state of originating office are reflected in the following table.

Loan and Lease Portfolio by State of Originating Office

	December 31,
Loans and Leases Attributable to Offices In	2008		2007		2006
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,333,420	66.0%	$1,461,657	78.1%	$1,478,471	88.2%
Texas	588,875	29.1	315,960	16.9	126,458	7.5
North Carolina	98,904	4.9	93,518	5.0	72,460	4.3

Total	$2,021,199	100.0%	$1,871,135	100.0%	$1,677,389	100.0%

The amount and type of the Company’s real estate loans at December 31, 2008 based on the metropolitan statistical area (“MSA”) and other geographic areas in which the principal collateral is located are reflected in the following table.

Geographic Distribution of Real Estate Loans

	Residential 1-4 Family	Non-Farm/ Non- Residential	Construction/ Land Development	Agricultural	Multifamily Residential	Total
	(Dollars in thousands)
Arkansas:
Little Rock - North Little Rock, AR MSA	$60,227	$191,278	$117,541	$5,664	$4,869	$379,579
Fayetteville - Springdale - Rogers, AR MSA	13,283	25,338	64,452	6,042	3,282	112,397
Fort Smith, AR MSA	38,599	50,973	17,696	7,417	4,178	118,863
Hot Springs, AR MSA	5,304	10,151	9,119	—	1,778	26,352
Western Arkansas(1)	33,392	46,338	14,748	16,325	1,713	112,516
Northern Arkansas(2)	90,927	42,643	18,136	42,092	633	194,431
All other Arkansas(3)	10,387	14,715	3,220	5,214	—	33,536

Total Arkansas	252,119	381,436	244,912	82,754	16,453	977,674

Texas:
Dallas - Fort Worth - Arlington, TX MSA	2,066	48,506	241,128	—	37,715	329,425
Houston - Baytown - Sugar Land, TX MSA	—	3,385	42,209	—	—	45,594
Texarkana, TX - Texarkana, AR MSA	10,652	10,161	4,022	571	4,213	29,619
All other Texas(3)	476	15,338	9,752	—	—	25,566

Total Texas	13,194	77,390	297,111	571	41,938	430,204

North Carolina/South Carolina:
Charlotte - Gastonia - Concord, NC/SC MSA	608	31,053	41,741	—	3,277	76,679
All other North Carolina(3)	72	9,441	31,487	126	—	41,126
All other South Carolina(3)	6,286	7,683	7,636	—	—	21,605

Total North Carolina/ South Carolina	6,966	48,177	80,864	126	3,277	139,410

California	—	2,738	31,757	—	—	34,495
Virginia	—	1,075	16,566	—	—	17,641
Oklahoma(4)	—	3,522	11,944	—	—	15,466
All other states(3)(5)	3,002	37,483	11,373	981	—	52,839

Total real estate loans	$275,281	$551,821	$694,527	$84,432	$61,668	$1,667,729

(1)	This geographic area includes the following counties in Western Arkansas: Conway, Johnson, Logan, Pope and Yell counties.

(2)	This geographic area includes the following counties in Northern Arkansas: Baxter, Boone, Carroll, Fulton, Marion, Newton, Searcy and Van Buren counties.
(3)	These geographic areas include all MSA and non-MSA areas that are not separately reported.

(4)	This geographic area includes all loans in Oklahoma except loans in Le Flore and Sequoyah counties which are included in the Fort Smith, Arkansas MSA above.

(5)	Data for individual states is separately presented when aggregate real estate loans in that state exceed $10 million.

The amount and type of non-farm/non-residential loans at December 31, 2008 and 2007, and their respective percentage of the total non-farm/non-residential loan portfolio are reflected in the following table.

Non-Farm/Non-Residential Loans

	December 31,
	2008		2007
	Amount	%	Amount	%
	(Dollars in thousands)
Retail, including shopping centers and strip centers	$143,565	26.0%	$160,615	36.1%
Churches and schools	75,371	13.7	78,989	17.7
Office, including medical offices	62,644	11.3	63,920	14.4
Office warehouse, warehouse and mini-storage	41,253	7.5	44,015	9.9
Gasoline stations and convenience stores	15,938	2.9	19,297	4.3
Hotels and motels	24,046	4.4	12,679	2.8
Restaurants and bars	47,489	8.6	13,902	3.1
Manufacturing and industrial facilities	25,933	4.7	9,942	2.2
Nursing homes and assisted living centers	22,516	4.1	5,282	1.2
Hospitals, surgery centers and other medical	52,715	9.5	2,977	0.7
Golf courses, entertainment and recreational facilities	12,873	2.3	2,992	0.7
Other non-farm/non-residential	27,478	5.0	30,693	6.9

Total	$551,821	100.0%	$445,303	100.0%

The amount and type of construction/land development loans at December 31, 2008 and 2007, and their respective percentage of the total construction/land development loan portfolio are reflected in the following table.

Construction/Land Development Loans

	December 31,
	2008		2007
	Amount	%	Amount	%
	(Dollars in thousands)
Unimproved land	$92,118	13.3%	$113,526	16.6%
Land development and lots:
1-4 family residential and multifamily	219,174	31.6	185,703	27.1
Non-residential	102,598	14.8	58,100	8.5
Construction:
1-4 family residential:
Owner occupied	19,537	2.8	24,416	3.6
Non-owner occupied:
Pre-sold	14,791	2.1	7,175	1.0
Speculative	75,233	10.8	97,710	14.3
Multifamily	17,830	2.6	63,224	9.2
Industrial, commercial and other	153,246	22.0	134,921	19.7

Total	$694,527	100.0%	$684,775	100.0%

Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2008 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$737,935	$832,549	$97,245	$1,667,729
Commercial, industrial and agricultural	118,697	102,293	4,528	225,518
Consumer	18,044	53,090	3,881	75,015
Direct financing leases	2,907	46,277	1,066	50,250
Other	2,189	451	47	2,687

Total	$879,772	$1,034,660	$106,767	$2,021,199

Fixed rate	$307,866	$561,280	$64,554	$933,700
Floating rate (not at a floor or ceiling rate)	140,608	133,946	22,014	296,568
Floating rate (at floor rate)	431,298	339,434	20,066	790,798
Floating rate (at ceiling rate)	—	—	133	133

Total	$879,772	$1,034,660	$106,767	$2,021,199

The following table reflects loans and leases as of December 31, 2008 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Through 2 Years	Over 2 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Fixed rate	$374,847	$199,001	$166,385	$150,878	$42,589	$933,700
Floating rate (not at a floor or ceiling rate)	295,151	344	775	298	—	296,568
Floating rate (at floor rate)	789,942	—	—	856	—	790,798
Floating rate (at ceiling rate)	133	—	—	—	—	133

Total	$1,460,073	$199,345	$167,160	$152,032	$42,589	$2,021,199

Percentage of total	72.2%	9.9%	8.3%	7.5%	2.1%	100.0%
Cumulative percentage of total	72.2	82.1	90.4	97.9	100.0

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

Nonperforming Assets

	December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Nonaccrual loans and leases	$15,382	$6,610	$5,713	$3,385	$6,497
Accruing loans and leases 90 days or more past due	—	26	—	—	—
Restructured loans and leases(1)	—	—	—	—	—

Total nonperforming loans and leases	15,382	6,636	5,713	3,385	6,497
Foreclosed assets held for sale and repossessions(2)	10,758	3,112	407	356	157

Total nonperforming assets	$26,140	$9,748	$6,120	$3,741	$6,654

Nonperforming loans and leases to total loans and leases	0.76%	0.35%	0.34%	0.25%	0.57%
Nonperforming assets to total assets	0.81	0.36	0.24	0.18	0.39

(1)	All restructured loans and leases as of the dates shown were on nonaccrual status and are included as nonaccrual loans and leases in this table.

(2)	Foreclosed assets held for sale and repossessions are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The values of such assets are reviewed from time to time throughout the holding period with the value adjusted through non-interest expense to the then estimated market value net of estimated selling costs, if lower, until disposition.

The increases in the above ratios at December 31, 2008 were not due to a specific customer or a specific market, but were a result of a number of loans and leases spread across the Company’s market area. While the Company’s markets in Arkansas, Texas and the Carolinas appear to have been less significantly impacted by weaker economic conditions nationally than some other markets, the Company has not been immune to the effects of the slower economic conditions and the slow down in housing activity. As a result, its ratios of nonperforming loans and leases and nonperforming assets were higher at December 31, 2008 compared to previous years.

The Company’s credit practices dictate that the larger the loan or lease, the more stringent are the credit standards applied. Weaker economic conditions therefore typically affect the Company’s smaller loans or leases more quickly and adversely than its larger loans or leases, as these smaller loans or leases are not typically underwritten to the more rigorous standards applied progressively to larger loans or leases.

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 114, at December 31, 2008, the Company has reduced the carrying value of its impaired loans and leases (all of which were included in nonaccrual loans and leases) by $4.0 million to the estimated fair value of such loans and leases of $12.4 million. The $4.0 million adjustment to reduce the carrying value of impaired loans and leases to estimated fair value consisted of $3.7 million of partial charge-offs and $0.3 million of specific loan and lease loss allocations.

The following table presents information concerning the geographic location of nonperforming assets at December 31, 2008. For the Company’s nonaccrual loans and leases, the location reported is the physical location of the principal collateral. Other real estate owned of $10.6 million is reported in the physical location of the asset. Repossessions of $0.1 million are reported at the physical location where the borrower resided at the time of repossession.

Geographic Distribution of Nonperforming Assets

	Nonaccrual Loans and Leases	Other Real Estate Owned and Repossessions	Total Nonperforming Assets
	(Dollars in thousands)
Arkansas	$11,611	$6,883	$18,494
Texas	1,511	1,636	3,147
North Carolina	1,274	669	1,943
South Carolina	611	1,477	2,088
All other	375	93	468

Total	$15,382	$10,758	$26,140

Allowance and Provision for Loan and Lease Losses

The Company’s allowance for loan and lease losses was $29.5 million at December 31, 2008, or 1.46% of total loans and leases, compared with $19.6 million, or 1.05% of total loans and leases, at December 31, 2007. The allowance for loan and lease losses was $17.7 million, or 1.06% of loans and leases, at December 31, 2006. The increase in the allowance for loan and lease losses is due to a number of factors including growth in the Company’s loan and lease portfolio, changes in loss estimates for individual loans and leases and certain categories of loans and leases and slower economic and housing market conditions. While the Company believes the current allowance is adequate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

The amounts of provision to the allowance for loan and lease losses are based on the Company’s analysis of the adequacy of the allowance for loan and lease losses utilizing the criteria discussed below. The provision for loan and lease losses for 2008 was $19.0 million compared to $6.2 million in 2007 and $2.5 million in 2006. The Company’s increase in its provision for loan and lease losses and its net charge-offs for 2008 compared to 2007 were significantly impacted by slower economic conditions, including a slowdown in commercial real estate activity, continued deterioration in the residential housing and mortgage markets and other factors.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
Balance, beginning of period	$19,557	$17,699	$17,007	$16,133	$13,820
Loans and leases charged off:
Real estate:
Residential 1-4 family	1,079	215	124	196	167
Non-farm/non-residential	552	182	132	47	201
Construction/land development	3,059	796	58	—	29
Agricultural	645	37	—	—	—
Multifamily/residential	250	—	—	—	—

Total real estate	5,585	1,230	314	243	397
Commercial and industrial	1,259	1,798	872	706	346
Consumer	1,783	1,046	709	785	503
Direct financing leases	734	367	63	—	—
Agricultural (non-real estate)	270	203	107	50	31

Total loans and leases charged off	9,631	4,644	2,065	1,784	1,277

Recoveries of loans and leases previously charged off:
Real estate:
Residential 1-4 family	55	25	5	53	32
Non-farm/non-residential	76	3	4	17	48
Construction/land development	29	—	4	23	1
Agricultural	—	19	—	—	—

Total real estate	160	47	13	93	81
Commercial and industrial	51	62	47	102	35
Consumer	317	209	234	152	142
Direct financing leases	21	27	13	—	—
Agricultural (non-real estate)	12	7	—	11	2

Total recoveries	561	352	307	358	260

Net loans and leases charged off	9,070	4,292	1,758	1,426	1,017
Provision charged to operating expense	19,025	6,150	2,450	2,300	3,330

Balance, end of period	$29,512	$19,557	$17,699	$17,007	$16,133

Net charge-offs to average loans and leases	0.45%	0.24%	0.12%	0.11%	0.10%
Allowance for loan and lease losses to total loans and leases	1.46%	1.05%	1.06%	1.24%	1.42%
Allowance for loan and lease losses to nonperforming loans and leases	192%	295%	310%	502%	248%

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 5, “Accounting for Contingencies,” and are based on the Company’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its allowance for loan and lease losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases, and other relevant factors.

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

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease to be impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Most of the Company’s nonaccrual loans and leases and all loans and leases that have been restructured from their original contractual terms are considered impaired. Many of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

The Company maintains specific reserves for certain loans and leases not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine whether a specific reserve is needed for the loan or lease. For the purpose of calculating the amount of the specific reserve appropriate for any such loan or lease, management uses substantially the same methodology as used to calculate the impaired amount of loans and leases in accordance with SFAS No. 114 and assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for a specific reserve exceeds its net collateral value or its estimated discounted cash flows, such excess is allocated as a specific reserve for purposes of the determination of the allowance for loan and lease losses.

The sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance determined by management that reflects inherent but undetected losses in the portfolio and imprecision in the allowance methodology, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses. The portion of the allowance that is not derived by the allowance allocation percentages compensates for the uncertainty and complexity in estimating loan and lease losses including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. The factors and conditions evaluated in determining the unallocated portion of the allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) recent loss experience in particular segments of the portfolio, (7) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate loans, (8) the Company’s expansion into new markets, (9) the offering of new loan and lease products, (10) expectations regarding the current business cycle, (11) bank regulatory examination results and (12) findings of the internal loan review department. At December 31, 2008 management believed it was appropriate to maintain an unallocated portion of the allowance not derived by the allowance allocation percentages that ranges from 15% to 25% of the total allowance for loan and lease losses.

In addition to the internal grading system, specific impairment analysis and specific reserve analysis, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by the Bank to the peer group average percentage as shown on the most recently available Federal Deposit Insurance Corporation’s (“FDIC”) Uniform Bank Performance Report and the FRB’s Bank Holding Company Performance Report. The Company also compares the allowance for loan and lease losses to its historical cumulative net charge-offs for the five preceding calendar years.

The Company’s allowance for loan and lease losses exceeds its cumulative historical net charge-off experience for the last five years. However, the allowance is considered reasonable given the growth in the loan and lease portfolio during recent years, key allowance and nonperforming loan and lease ratios, comparisons to industry averages, slower economic conditions in the Company’s market area and other factors.

Although the Company does not determine the overall allowance based upon the amount of loans or leases in a particular type or category (except in the case of residential 1-4 family and consumer loans), risk elements attributable to particular loan or lease types or categories are considered in assigning loan and lease grades to individual loans and leases. These risk elements include the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age, condition, value, nature and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan-to-value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, condition, value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, condition, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

The Board of Directors reviews the analysis of the adequacy of the allowance for loan and lease losses on a quarterly basis, or more frequently as needed, to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management’s assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans and consumer loans, (ii) the past due status of residential 1-4 family loans and consumer loans and (iii) allowances made for specific loans and leases, the total allowance amount is available to absorb losses across the Company’s entire loan and lease portfolio.

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases within each category, or loan and lease categories in general, and the unallocated allowance. The table also reflects the percentage of loans and leases in each category to the total portfolio of loans and leases for each of the periods indicated. These allowance amounts have been computed using the Company’s internal grading system, specific impairment analyses and specific special reserve analyses. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories.

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2008		2007		2006		2005		2004
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$2,170	13.6%	$2,217	14.9%	$3,052	16.8%	$3,423	19.8%	$3,427	21.9%
Non-farm/non-residential	4,396	27.3	3,470	23.8	3,085	25.9	3,368	27.4	3,107	29.1
Construction/land development	8,560	34.4	5,192	36.6	3,381	30.7	2,820	26.8	1,881	21.6
Agricultural	745	4.2	791	4.9	765	5.2	562	5.5	510	5.8
Multifamily residential	1,658	3.0	198	1.7	272	3.0	235	2.2	226	2.6
Commercial and industrial	2,421	10.2	1,439	9.3	1,373	8.9	1,111	8.0	1,004	8.9
Consumer	1,894	3.7	2,280	4.7	2,179	5.1	2,062	5.8	1,752	6.5
Direct financing leases	808	2.5	335	2.8	305	3.0	286	2.8	170	1.7
Agricultural (non-real estate)	137	1.0	142	1.2	150	1.3	200	1.5	164	1.6
Other	72	0.1	65	0.1	77	0.1	41	0.2	25	0.3
Unallocated allowance	6,651		3,428		3,060		2,899		3,867

Total	$29,512		$19,557		$17,699		$17,007		$16,133

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases, the list of impaired loans and leases and the list of loans and leases with specific reserves, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are charged off. At December 31, 2008 substandard loans and leases not designated as nonaccrual or 90 days past due totaled $41.6 million compared to $10.0 million at December 31, 2007. No loans or leases were designated as doubtful or loss at December 31, 2008 or 2007.

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

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the legal lending limit of the Bank are authorized by the loan committee, which during 2008 consisted of any five or more directors and three of the Bank’s senior officers. At least quarterly, the Company’s loan committee reviews various reports of loan and lease concentrations, loan and lease originations and commitments over $100,000, internally classified and watch list loans and leases and various other loan and lease reports. At least quarterly the Board of Directors reviews summary reports of past due loans and leases and activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

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

Investment Securities

The Company’s investment securities portfolio provides a significant source of revenue for the Company. At December 31, 2008, 2007 and 2006, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). At December 31, 2007 and 2006, the Company owned stock in the FHLB and the Arkansas Banker’s Bancorporation, Inc. (“ABB”). Effective November 30, 2008 the ABB was acquired by and merged into the First National Banker’s Bankshares, Inc. (“FNBB”) via a tax-free exchange of stock. Accordingly, at December 31, 2008, the Company owned stock in FHLB and FNBB. The FHLB, ABB and FNBB shares do not have readily determinable fair values and are carried at cost.

The following table presents the amortized cost and the fair value of investment securities as of the dates indicated.

Investment Securities

	December 31,
	2008		2007		2006
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
	(Dollars in thousands)
Obligations of states and political subdivisions	$517,166	$542,740	$163,339	$166,467	$133,255	$135,149
U.S. Government agency mortgage-backed securities (taxable)	371,110	371,561	370,061	344,346	406,611	397,964
Securities of U.S. Government agencies	—	—	42,029	42,092	65,935	65,252
Corporate obligations	6,953	6,953	9,953	7,646	9,940	9,278
FHLB and FNBB/ABB stock	22,846	22,846	16,753	16,753	11,489	11,489
Other securities	1,000	683	1,044	1,044	1,000	1,000

Total	$919,075	$944,783	$603,179	$578,348	$628,230	$620,132

(1)	The Company utilizes an independent third party as its principal pricing source for determining fair value. For investment securities traded in an active market, the fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers.

The following table presents the unaccreted discount and unamortized premium of the Company’s investment securities for the dates indicated.

Unaccreted Discount and Unamortized Premium

	Unaccreted Discount	Unamortized Premium	Net Unaccreted Discount
	(Dollars in thousands)
December 31, 2008:
Obligations of states and political subdivisions	$28,779	$(19)	$28,760
U.S. Government agency mortgage-backed securities	8,252	(139)	8,113
Corporate obligations	—	—	—
FHLB and FNBB stock	—	—	—
Other securities	—	—	—

Total	$37,031	$(158)	$36,873

December 31, 2007:
Obligations of states and political subdivisions	$825	$(25)	$800
U.S. Government agency mortgage-backed securities	9,067	(173)	8,894
Securities of U.S. Government agencies	56	—	56
Corporate obligations	47	—	47
FHLB and ABB stock	—	—	—
Other securities	—	—	—

Total	$9,995	$(198)	$9,797

During 2008, 2007 and 2006, the Company recognized discount accretion, net of premium amortization, of $1.0 million, $0.9 million and $1.2 million, respectively, which is considered an adjustment to yield of its investment securities.

The Company’s investment securities portfolio is reported at amortized cost adjusted for unrealized gains and losses and for any impairment charges. At December 31, 2008, unrealized net gains totaled $25.7 million and at December 31, 2007 and 2006, respectively, unrealized net losses were $24.8 million and $8.1 million. Management believes that all of its unrealized losses on individual investment securities at December 31, 2008 are the result of fluctuations in interest rates and do not reflect deterioration in the credit quality of its investments. Accordingly management considers these unrealized losses to be temporary in nature. The Company has both the ability and the intent to hold these investment securities until maturity or such time as fair value recovers to amortized cost.

At December 31, 2008, the Company’s investment securities portfolio included a bond issued by Sallie Mae with an amortized cost of $10.0 million and an estimated fair value of $7.0 million. During the fourth quarter of 2008, the Company concluded that the Sallie Mae bond was other-than-temporarily impaired and recorded a pretax charge of $3.0 million to reduce the carrying value of this bond to its estimated fair value. In estimating the fair value of this Sallie Mae bond, the Company relied significantly on inputs and value drivers that are unobservable, resulting in Level 3 classification under the provisions of SFAS No. 157, “Fair Value Measurements”. The use of unobservable inputs and value drivers was deemed necessary by management given the trading market for this security was determined to be “not active” based on the limited number of trades, small block sizes, and the significant spreads between the bid and ask price. Accordingly, the Company developed an internal model for pricing the security based on the present value of expected cash flows at an appropriate risk-adjusted discount rate. In developing the appropriate risk-adjusted discount rate, the Company considered the change in interest rate spreads between comparable maturities of similarly rated bonds and U.S. Treasuries between the date of purchase and the measurement date, which spreads increased 690 bps during such period. Additionally, the Company reviewed other information such as historical and current performance of the bond, cash flow projections, liquidity and credit premiums required by market participants, financial trend analysis of Sallie Mae and other factors in determining the appropriate risk-adjusted discount rate and expected cash flows. Management determined that the increase in spreads of 690 bps added together with the current coupon rate on the Sallie Mae bond was the appropriate risk-adjusted discount rate to apply to the estimated future cash flows, resulting in an estimated fair value of $7.0 million.

The Company had net losses of $0.4 million from the sale of $14 million of investment securities in 2008 compared with net gains of $0.5 million from the sale of $56 million of investment securities in 2007. During 2008 and 2007, respectively, investment securities totaling $1.642 billion and $40 million, matured or were called by the issuer. The Company purchased $1.959 billion and $70 million, respectively, of investment securities during 2008 and 2007.

From February through December of 2008, the Company purchased a large volume of tax-exempt investment securities which the Company expected to be relatively temporary investments. The opportunity to acquire these securities at unusually favorable yields was due to unusual market conditions. The interest rates on the majority of these securities reset weekly, resulting in the securities being repurchased or called on a weekly basis. As expected, the Company’s volume of these investments declined during 2008 from $290 million at March 31, 2008, to $170 million at June 30, $119 million at September 30 and $85 million at December 31. The Company expects the remainder of these securities will be called or otherwise paid off in the first or second quarter of 2009.

In addition, during 2008 the Company purchased other investment securities which appeared to offer relatively good value at the time of purchase and which the Company considers to be long term investments. Total purchases of such investment securities were $15.9 million during the first quarter of 2008, $35.4 million in the second quarter, $20.5 million in the third quarter and $202.6 million in the fourth quarter. Such purchases, during the fourth quarter of 2008, included $187.3 million of tax-exempt mortgage-backed securities issued by housing authorities of states and political subdivisions (“Municipal Housing Authority Bonds”). These Municipal Housing Authority Bonds are primarily backed by single family or multi-family residential mortgages, the repayment of which is guaranteed by the Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”), U.S. Department of Veterans’ Affairs (“VA”), Federal Housing Agency (“FHA”) or U.S. Department of Agriculture Rural Development (“RD”).

The Company invests in securities it believes offer good relative value at the time of purchase, and it will, from time to time reposition its investment securities portfolio. In making its decisions to sell or purchase securities, the Company considers credit ratings, call features, maturity dates, relative yields, current market factors and other relevant factors.

The following table presents the types and estimated fair values of the Company’s investment securities at December 31, 2008 based on credit ratings by one or more nationally-recognized credit rating agencies.

Credit Ratings of Investment Securities

	AAA	AA	A	BBB	Non-Rated	Total
	(Dollars in thousands)
Obligations of states and political subdivisions:
Arkansas	$1,010	$1,557	$25,872	$10,171	$144,723	$183,333
Non-Arkansas	221,309	48,331	66,155	10,377	13,235	359,407
U.S. Government agency mortgage-backed securities	371,561	—	—	—	—	371,561
Corporate obligations	—	—	—	6,953	—	6,953
FHLB and FNBB stock	22,463	—	—	—	383	22,846
Other securities	—	—	—	683	—	683

Total	$616,343	$49,888	$92,027	$28,184	$158,341	$944,783

Percentage of total	65.2%	5.3%	9.7%	3.0%	16.8%	100.0%

The following table reflects the expected maturity distribution of the Company’s investment securities, at fair value, as of December 31, 2008 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) U.S. Government agency mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2008, (3) mortgage-backed securities issued by housing authorities of state and political subdivisions are allocated among various maturities based on an estimated repayment schedule projected by management as of December 31, 2008, and (4) callable investment securities when the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. The weighted-average yields -FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Expected Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Obligations of states and political subdivisions	$101,577	$74,464	$83,773	$282,926	$542,740
U.S. Government agency mortgage-backed securities	224,515	138,328	8,718	—	371,561
Corporate obligations	—	—	6,953	—	6,953
FHLB and FNBB stock(1)	—	—	—	22,846	22,846
Other securities	—	—	—	683	683

Total	$326,092	$212,792	$99,444	$306,455	$944,783

Percentage of total	34.8%	22.6%	10.5%	32.1%	100.0%
Cumulative percentage of total	34.8%	57.4%	67.9%	100.0%
Weighted-average yield - FTE(2)	6.54%	5.71%	5.29%	6.09%	6.08%

(1)	Includes approximately $22.5 million of FHLB stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

(2)	The weighted-average yields - FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Deposits

The Company’s lending and investing activities are funded primarily by deposits. The Company’s total deposits increased 13.8% to $2.34 billion at December 31, 2008, compared to $2.06 billion at December 31, 2007. These deposit totals included brokered deposits of $384.8 million at December 31, 2008 and $381.3 million at December 31, 2007.

Total deposits at December 31, 2008 consisted of 55.7% time deposits and 44.3% demand and savings deposits. Total deposits at December 31, 2007 consisted of 67.0% time deposits and 33.0% demand and savings deposits. Interest bearing deposits other than time deposits consist of transaction, savings and money market accounts, which comprised 36.4% of total deposits at December 31, 2008 and 25.1% at December 31, 2007. Non-interest bearing demand deposits constituted 7.9% of total deposits at both December 31, 2008 and 2007.

The following table reflects the average balance and average rate paid for each deposit category shown for the years ended December 31, 2008, 2007 and 2006.

Average Deposit Balances and Rates

	Year Ended December 31,
	2008		2007		2006
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing accounts	$184,563	—	$168,786	—	$152,281	—
Interest bearing accounts:
Transaction (NOW)	400,145	1.18%	403,288	2.48%	404,433	2.55%
Savings	28,437	0.11	25,746	0.22	27,107	0.20
Money market	199,601	2.27	92,841	3.95	91,784	3.65
Time deposits less than $100,000	516,655	3.76	487,382	4.84	398,178	4.15
Time deposits $100,000 or more	906,306	3.91	899,666	5.10	752,765	4.67

Total deposits	$2,235,707		$2,077,709		$1,826,548

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2008.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2008
(Dollars in thousands)
3 months or less	$382,341
Over 3 to 6 months	227,254
Over 6 to 12 months	177,009
Over 12 months	9,761

$796,365

The amount and percentage of the Company’s deposits by state of originating office are reflected in the following table.

Deposits by State of Originating Office

	December 31,
Deposits Attributable to Offices In	2008		2007		2006
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$2,032,335	86.8%	$1,922,746	93.5%	$1,943,638	95.0%
Texas	309,079	13.2	134,315	6.5	101,454	5.0

Total	$2,341,414	100.0%	$2,057,061	100.0%	$2,045,092	100.0%

Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB advances and, to a lesser extent, FRB borrowings and federal funds purchased) and subordinated debentures.

Total other interest bearing liabilities were $536.8 million at December 31, 2008, an increase of $89.2 million from $447.6 million at December 31, 2007. Repurchase agreements with customers increased to $46.9 million at December 31, 2008 from $46.1 million at December 31, 2007. Subordinated debentures totaled $64.9 million at both December 31, 2008 and 2007. Other borrowings, including FHLB advances, FRB borrowings and federal funds purchased, increased to $424.9 million at December 31, 2008 from $336.5 million at December 31, 2007. During 2008 the Company utilized these other borrowings to fund a portion of its growth in earning assets because it considered these other borrowings to be more cost-effective than raising additional deposits.

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

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing January 1, 2009. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+200	(1.2)%
+100	(0.6)
-100	Not meaningful
-200	Not meaningful

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

Capital Compliance

Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum “risk-based capital ratios” and a minimum “leverage ratio.” The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders’ equity excluding goodwill, certain intangibles and net unrealized gains and losses on available-for-sale investment securities, but including, subject to limitations, trust preferred securities, certain types of preferred stock and other qualifying items) to risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which includes the qualifying portion of the allowance for loan and lease losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The Tier 1 leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company’s consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2008 and 2007 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2008 and 2007.

Consolidated Capital Ratios

	December 31,
	2008	2007
	(Dollars in thousands)
Tier 1 capital:
Common stockholders’ equity	$252,302	$190,829
Preferred stock, net of unamorized discount	71,880	—
Allowed amount of trust preferred securities	63,000	63,000
Net unrealized (gains) losses on investment securities AFS	(15,624)	15,091
Less goodwill and certain intangible assets	(5,664)	(5,877)

Total Tier 1 capital	365,894	263,043
Tier 2 capital:
Qualifying allowance for loan and lease losses	29,512	19,557

Total risk-based capital	$395,406	$282,600

Risk-weighted assets	$2,574,881	$2,230,309

Adjusted quarterly average assets - fourth quarter	$3,143,959	$2,683,323

Ratios at end of period:
Tier 1 leverage	11.64%	9.80%
Tier 1 risk-based capital	14.21	11.79
Total risk-based capital	15.36	12.67
Minimum ratio guidelines:
Tier 1 leverage(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00
Minimum ratio guidelines to be “well capitalized”:
Tier 1 leverage	5.00%	5.00%
Tier 1 risk-based capital	6.00	6.00
Total risk-based capital	10.00	10.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum Tier 1 leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31,
	2008	2007
	(Dollars in thousands)
Stockholders’ equity - Tier 1 capital	$346,941	$236,122
Tier 1 leverage ratio	11.09%	8.82%
Tier 1 risk-based capital ratio	13.48	10.63
Total risk-based capital ratio	14.63	11.51

Capital Resources and Liquidity

Capital Resources

Subordinated Debentures. At December 31, 2008, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding consisting of $20.6 million of subordinated debentures and securities issued in 2006 that bear interest, adjustable quarterly, at LIBOR plus 1.60%; $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22%; and $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925%. These subordinated debentures and securities generally mature 30 years after issuance and may be prepaid at par, subject to regulatory approval, on or after approximately five years from the date of issuance, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements. These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Issuance of Preferred Stock and Common Stock Warrant. On December 12, 2008, as part of the United States Department of the Treasury’s (the “Treasury”) Capital Purchase Program made available to certain financial institutions in the U.S. pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”), the Company and the Treasury entered into a Letter Agreement including the Securities Purchase Agreement — Standard Terms incorporated therein (the “Purchase Agreement”) pursuant to which the Company issued to the Treasury, in exchange for aggregate consideration of $75.0 million, (i) 75,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 and liquidation preference $1,000 per share (the “Series A Preferred Stock”), and (ii) a warrant (the “Warrant”) to purchase up to 379,811 shares (the “Warrant Common Stock”) of the Company’s common stock, par value $0.01 per share, at an exercise price of $29.62 per share.

The Series A Preferred Stock qualifies as Tier 1 capital and pays cumulative quarterly cash dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series A Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series A Preferred Stock. The Series A Preferred Stock may be redeemed by the Company at par on or after February 15, 2012. Prior to this date, the Series A Preferred Stock may not be redeemed unless the Company has received aggregate gross proceeds from one or more qualified equity offerings of any Tier 1 perpetual preferred or common stock of the Company (a “Qualified Equity Offering”) equal to $18.75 million. Subject to certain limited exceptions, until December 12, 2011, or such earlier time as all Series A Preferred Stock has been redeemed or transferred by Treasury, the Company will not, without Treasury’s consent, be able to increase its dividend rate per share of common stock or repurchase its common stock.

The Warrant is immediately exercisable and has a 10-year term. The Treasury may not exercise voting power with respect to any shares of Warrant Common Stock until the Warrant has been exercised. If the Company receives aggregate gross cash proceeds of not less than $75,000,000 from one or more Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of Warrant Common Stock underlying the Warrant then held by Treasury will be reduced by one half of the original number of shares underlying the Warrant.

Upon receipt of the aggregate consideration from the Treasury on December 12, 2008, the Company allocated the $75.0 million proceeds on a pro rata basis to the Series A Preferred Stock and the Warrant based on relative fair values. In estimating the fair value of the Warrant, the Company utilized the Black-Scholes model which includes assumptions regarding the Company’s common stock prices, stock price volatility, dividend yield, the risk free interest rate and the estimated life of the Warrant. The fair value of the Series A Preferred Stock was determined using a discounted cash flow methodology and a discount rate of 12%. As a result, the Company assigned $3.1 million of the aggregate proceeds to the Warrant and $71.9 million to the Series A Preferred Stock. The value assigned to the Series A Preferred Stock will be amortized up to the $75.0 million liquidation value of such preferred stock, with the cost of such amortization being reported as additional preferred stock dividends. This results in a total dividend with a constant effective yield of 5.98% over a five-year period, which is the expected life of the Series A Preferred Stock.

In addition, the Purchase Agreement (i) grants the holders of the Series A Preferred Stock, the Warrant and the Warrant Common Stock certain registration rights, (ii) subjects the Company to certain of the executive compensation limitations included in the EESA (which are discussed below) and (iii) allows the Treasury to unilaterally amend any of the terms of the Purchase Agreement to the extent required to comply with any changes after December 12, 2008 in applicable federal statutes.

On January 9, 2009 the Company filed a “shelf” registration statement with the Securities and Exchange Commission (the “Commission”) for the purpose of registering the Series A Preferred Stock, the Warrant and the Warrant Common Stock in order to permit the sale of such securities by the U.S. Treasury at any time after effectiveness of the registration statement. On January 23, 2009, the Company was notified by the Commission that the “shelf” registration statement was deemed effective.

Immediately prior to the execution of the Purchase Agreement, the Company amended its compensation, bonus, incentive and other benefit plans, arrangements and agreements to the extent necessary to comply with the executive compensation and corporate governance requirements of Section 111(b) of the EESA and applicable guidance or regulations issued by the Treasury on or prior to December 12, 2008. The applicable executive compensation requirements apply to the compensation of the Company’s chief executive officer, chief financial officer and four other most highly compensated executive officers (collectively, the “senior executive officers”). In addition, in connection with the closing of the Treasury’s purchase of the Series A Preferred Stock, each of the senior executive officers was required to execute a waiver of any claim against the United States or the Company for any changes to his compensation or benefits that are required in order to comply with the regulation issued by the Treasury as published in the Federal Register on October 20, 2008.

In anticipation of participation in the Capital Purchase Program and the eventual receipt of proceeds from the Treasury, the Company began purchases of various investment securities starting in October and continuing throughout the fourth quarter of 2008. These purchases of investment securities, excluding purchases which were expected to be relatively temporary investments, totaled $202.6 million in the fourth quarter of 2008 and included the $187.3 million of Municipal Housing Authority Bonds previously discussed. These Municipal Housing Authority Bonds are primarily backed by single family or multi-family residential mortgages, the repayment of which is guaranteed by GNMA, FNMA, FHLMC, VA, FHA or RD. Such bonds represent a direct investment in the United States housing market and, along with purchases by other investors, contributed to increased liquidity for mortgage-backed securities and thus lower mortgage interest rates.

The Company also continued to originate a significant volume of new and renewed loans in the fourth quarter of 2008 in anticipation of the additional lending capacity which would result from its participation in the Capital Purchase Program. The Company originated $102.2 million of new and renewed loans in the fourth quarter for portfolio, and it originated an additional $24.3 million of residential mortgage loans for resale in the secondary market in the fourth quarter of 2008.

Common Stock Dividend Policy. In 2008 the Company paid dividends of $0.50 per share. In 2007 and 2006 the Company paid dividends of $0.43 per share and $0.40 per share, respectively. In 2006 the per share dividend was $0.10 in each quarter. In 2007 the per share dividend was $0.10 per quarter in the first and second quarters, $0.11 in the third quarter and $0.12 in the fourth quarter. In 2008, the per share dividend was $0.12 per quarter in the first and second quarters and $0.13 per quarter in the third and fourth quarters. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time. Subject to certain limitations, until December 12, 2011, or such earlier time as the Series A Preferred Stock has been redeemed or transferred by the Treasury, the Company will not, without the Treasury’s consent, be able to increase its quarterly dividend rate above $0.13 per share.

Preferred Stock Dividend. The Series A Preferred Stock pays cumulative quarterly dividends on February 15, May 15, August 15 and November 15 at a rate of 5% per annum for the first five years and 9% per annum thereafter. In 2008 the Company accrued $198,000 for the quarterly dividend payable on February 15, 2009 (or the next business day thereafter) in the amount of $656,000. Additionally, the Company recorded amortization of the discount on the Series A Preferred Stock in the amount of $29,000 during 2008 as additional preferred stock dividend. Future amortization of the Series A Preferred Stock discount will result in a total dividend with a constant effective rate of 5.98% over a five-year period, which is the expected life of the Series A Preferred Stock.

Liquidity

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

Generally the Company relies on deposits, loan and lease repayments and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company’s markets and brokered deposits. The Company has used these funds, together with FHLB advances, FRB borrowings and other borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic and market conditions. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers’ and lessees’ ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, secured and unsecured federal funds lines of credit from correspondent banks and FRB borrowings.

At December 31, 2008 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $244 million of available blanket borrowing capacity with the FHLB, (2) $293 million of investment securities available to pledge for federal funds or other borrowings, (3) $17 million of available unsecured federal funds borrowing lines and (4) up to $190 million of available borrowing capacity from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease repayments and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company’s primary funding sources.

Emergency Economic Stabilization Act of 2008 and FDIC Temporary Liquidity Guaranty Program. On October 3, 2008, Congress passed, and the President signed into law, the EESA. The EESA, among other things, included a provision for an increase in the amount of deposits insured by the FDIC from $100,000 to $250,000 until December 2009.

On October 14, 2008, the FDIC announced a new program – the Temporary Liquidity Guaranty Program (“TLGP”) that both provides unlimited deposit insurance on certain transaction accounts and provides a guarantee of newly issued senior unsecured debt. The Bank has elected to participate in both aspects of the TLGP.

The unlimited deposit insurance covers funds to the extent such funds are not otherwise covered by the existing deposit insurance limit of $250,000 in (i) non-interest bearing transaction deposit accounts and (ii) certain interest bearing transaction deposit accounts where the participating institution agrees to pay interest on such deposits at a rate not to exceed 50 bps. Such covered transaction accounts are insured through December 31, 2009 at a 10 bps fee on deposit amounts in excess of $250,000.

The guarantee of newly issued senior unsecured debt covers such debt issued by the Bank on or before June 30, 2009. Debt guaranteed under the program covers all newly issued senior unsecured debt, including: promissory notes, commercial paper, inter-bank funding, and any unsecured portion of secured debt, but specifically excludes 30-day or less federal funds purchased. The aggregate coverage for an institution may not exceed the greater of (i) 125% of the debt outstanding on September 30, 2008 that was scheduled to mature before June 30, 2009 or (ii) 2% of total consolidated liabilities as of September 30, 2008. The guarantee of any newly issued senior unsecured debt expires on June 30, 2012, even if the maturity of the debt is after that date. Such unsecured debt is guaranteed at a fee ranging from 50 bps to 100 bps determined by the maturity date of such debt. The Bank’s debt guarantee limit is approximately $56 million under the senior unsecured debt portion of the TLGP. At December 31, 2008, the Bank had issued no guaranteed debt under this program and has no current plan to issue any such guaranteed debt.

Sources And Uses of Funds. Net cash provided by operating activities totaled $46.3 million, $42.7 million and $22.6 million, respectively, for 2008, 2007 and 2006. Net cash provided by operating activities is comprised primarily of net income, adjusted for certain non-cash items and for changes in operating assets and liabilities.

Net cash used by investing activities was $493.4 million in 2008, $190.6 million in 2007 and $384.7 million in 2006. The Company’s primary uses of cash for investing activities include net loan and lease fundings, which used $174.0 million, $207.0 million and $306.6 million, respectively, in 2008, 2007 and 2006, purchases of premises and equipment in conjunction with its growth and de novo branching strategy, which used $27.9 million, $18.8 million and $31.0 million, respectively, in 2008, 2007 and 2006 and net activity in its investment securities portfolio, which used $303.4 million in 2008, provided $26.5 million in 2007 and used $47.0 million in 2006.

Net cash provided by financing activities totaled $440.6 million, $152.7 million and $364.2 million, respectively, for 2008, 2007 and 2006. The Company’s primary financing activities include net increases in deposit accounts, which provided $284.4 million, $12.0 million and $453.5 million, respectively, in 2008, 2007 and 2006, and net proceeds from or repayments of other borrowings and repurchase agreements with customers, which provided $89.2 million in 2008, provided $147.0 million in 2007 and used $104.9 million in 2006. In addition the Company paid common stock cash dividends of $8.4 million, $7.2 million and $6.7 million, respectively, in 2008, 2007 and 2006. The Company’s financing activities for 2008 were impacted by $75.0 million of proceeds received from the issuance of Series A Preferred Stock and the Warrant in connection with the Company’s participation in the Treasury’s Capital Purchase Program. Financing activities for 2006 were impacted by $20.6 million of proceeds received from the issuance of subordinated debentures.

Contractual Obligations. The following table presents, as of December 31, 2008, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures and various other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Time deposits(1)	$1,330,518	$27,971	$2,131	$28	$1,360,648
Deposits without a stated maturity(2)	1,038,425	—	—	—	1,038,425
Repurchase agreements with customers(1)	46,864	—	—	—	46,864
Other borrowings(1)	75,014	83,428	21,693	320,823	500,958
Subordinated debentures(1)	3,665	6,424	6,433	123,256	139,778
Lease obligations	395	527	440	2,030	3,392
Other obligations	22,449	—	—	—	22,449

Total contractual obligations	$2,517,330	$118,350	$30,697	$446,137	$3,112,514

(1)	Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2008. The contractual amounts to be paid on variable rate obligations are affected by changes in market rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(2)	Includes interest accrued and unpaid through December 31, 2008.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2008. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit(1)	$126,539	$219,571	$3,939	$4,106	$354,155
Standby letters of credit	10,009	283	9	—	10,301

Total commitments	$136,548	$219,854	$3,948	$4,106	$364,456

(1)	Includes commitments to extend credit under mortgage interest rate locks of $15.0 million that expire in one year or less.

Growth and Expansion

During 2008 the Company added a new banking office in Lewisville, Texas, opened its new corporate headquarters in Little Rock, Arkansas, closed a Little Rock banking office in a Wal-Mart Supercenter located near its new corporate headquarters, and consolidated its Little Rock loan production office into its new corporate headquarters. During 2007 the Company added three new Arkansas banking offices, including offices in Hot Springs, Fayetteville and Rogers, and replaced a temporary office in Frisco, Texas with a new permanent facility. At December 31, 2008, the Company conducted banking operations through 72 offices including 65 Arkansas banking offices, six Texas banking offices and a loan production office in Charlotte, North Carolina.

The Company expects to continue its growth and de novo branching strategy. During 2009 the Company expects to add approximately two new banking offices and its new operations facility in Ozark, Arkansas. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty. The Company may increase or decrease its expected number of new offices as a result of a variety of factors including the Company’s financial results, changes in economic or competitive conditions, strategic opportunities or other factors.

During 2008 the Company spent $27.9 million on capital expenditures for premises and equipment. The Company’s capital expenditures for 2009 are expected to be in the range of $7 to $13 million, including progress payments on construction projects expected to be completed in 2009 or 2010, furniture and equipment costs, and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals and other factors.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements. The Company’s determination of the adequacy of the allowance for loan and lease losses and determination of the fair value of its investment securities portfolio involve a higher degree of judgment and complexity than its other significant accounting policies discussed in Note 1 to the Company’s Consolidated Financial Statements. Accordingly, the Company considers the determination of the adequancy of the allowance for loan and lease losses and the determination of the fair value of its investment securities portfolio to be critical accounting policies.

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

The Company has classified all of its investment securities as AFS. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with unrealized gains and losses, net of related income taxes, reported as a separate component of stockholders’ equity and any related changes are included in accumulated other comprehensive income (loss).

The Company utilizes an independent third party as its principal pricing source for determining fair value of its investment securities. For investment securities traded in an active market, the fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers and is generally determined using expected cash flows and appropriate risk-adjusted discount rates. Expected cash flows are based primarily on the contractual cash flows of the instrument. The risk-adjusted discount rate is typically the contractual coupon rate of the instrument on the measurement date, adjusted for changes in interest rate spreads of the yields on comparable corporate or municipal bonds and the yields on U.S. Treasuries between the date of purchase and the measurement date.

The fair values of the Company’s investment securities traded in both active and inactive markets can be volatile and may be influenced by a number of factors including market interest rates, prepayment speeds, discount rates, credit quality of the issuer, general market conditions including market liquidity conditions and other factors. Factors and conditions are constantly changing and fair values could be subject to material variations that may significantly impact the Company’s financial condition, results of operations and liquidity.

Recently Issued Accounting Standards

See Note 1 to the Consolidated Financial Statements for a discussion of certain recently issued accounting pronouncements.

Forward-Looking Information

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management include certain forward-looking statements including, without limitation, statements about economic, housing market, competitive and interest rate conditions, plans, goals, beliefs, expectations and outlook for revenue growth, net income and earnings per share, net interest margin, net interest income, non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on investment securities and sales of other assets, non-interest expense, including the cost of opening new offices, achieving positive operating leverage by growing revenue at a faster rate than non-interest expense, efficiency ratio, anticipated future operating results and financial performance, asset quality, including the effects of current economic and housing market conditions, nonperforming loans and leases, nonperforming assets, net charge-offs, past due loans and leases, interest rate sensitivity, including the effects of possible interest rate changes, future growth and expansion opportunities including plans for opening new offices, opportunities and goals for future market share growth, expected capital expenditures, loan, lease and deposit growth, changes in the volume, yield and value of the Company’s investment securities portfolio, availability of unused borrowings and other similar forecasts and statements of expectation. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “look,” “seek,” “may,” “will,” “trend,” “target,” “goal,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs, plans and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to attract new deposits, loans and leases; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including continued interest rate changes and/or changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and housing market conditions, including their effect on the creditworthiness of borrowers and lessees, collateral values and the value of investment securities; changes in legal and regulatory requirements; recently enacted and potential legislation including legislation intended to stabilize economic conditions and credit markets and legislation intended to protect homeowners; adoption of new accounting standards or changes in existing standards; and adverse results in future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Market Prices of Common Stock and Dividends

Unaudited

	2008 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$44,820	$45,672	$45,030	$47,481
Total interest expense	23,069	22,069	20,414	18,750

Net interest income	21,751	23,603	24,616	28,731
Provision for loan and lease losses	3,325	4,000	3,400	8,300
Non-interest income	5,125	5,557	4,871	3,796
Non-interest expense	12,881	13,442	13,821	14,254
Income taxes	2,905	3,111	3,255	655
Preferred stock dividends and amortization of preferred stock discount	—	—	—	227

Net income available to common stockholders	$7,765	$8,607	$9,011	$9,091

Per common share:
Earnings - diluted	$0.46	$0.51	$0.53	$0.54
Cash dividends	0.12	0.12	0.13	0.13
Bid price per common share:
Low	$19.61	$14.86	$14.14	$20.85
High	26.18	26.33	30.94	32.36

	2007 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$42,828	$44,128	$44,917	$45,096
Total interest expense	24,579	24,837	25,246	24,690

Net interest income	18,249	19,291	19,671	20,406
Provision for loan and lease losses	1,100	1,250	1,100	2,700
Non-interest income	5,959	5,623	5,419	5,975
Non-interest expense	12,138	11,876	11,732	12,507
Income taxes	3,449	3,702	3,856	3,437

Net income available to common stockholders	$7,521	$8,086	$8,402	$7,737

Per common share:
Earnings - diluted	$0.45	$0.48	$0.50	$0.46
Cash dividends	0.10	0.10	0.11	0.12
Bid price per common share:
Low	$28.55	$27.53	$26.79	$26.11
High	32.67	30.68	33.48	33.00

See Note 15 to Consolidated Financial Statements for discussion of dividend restrictions.

Company Performance

The graph below shows a comparison for the period commencing December 31, 2003 through December 31, 2008 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2003.

	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
OZRK (Bank of the Ozarks, Inc.)	$100	$153	$168	$152	$122	$141
SML (S&P Smallcap Index)	$100	$123	$132	$152	$152	$104
NDF (NASDAQ Financial Index)	$100	$115	$118	$135	$125	$89

Report of Management on the Company’s

Internal Control Over Financial Reporting

February 20, 2009

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

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2008, based on criteria for effective internal control over financial reporting described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008, based on the specified criteria.

The effectiveness of Bank of the Ozarks, Inc.’s internal control over financial reporting has been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report which is included herein.

George Gleason	Paul Moore
Chairman and Chief Executive Officer	Chief Financial Officer and Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 2008, and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2008, and our report dated February 20, 2009, expressed an unqualified opinion thereon.

Brentwood, Tennessee

February 20, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009, expressed an unqualified opinion thereon.

Brentwood, Tennessee

February 20, 2009

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks	$40,665	$47,192
Interest earning deposits	317	329

Cash and cash equivalents	40,982	47,521
Investment securities - available for sale (“AFS”)	944,783	578,348
Loans and leases	2,021,199	1,871,135
Allowance for loan and lease losses	(29,512)	(19,557)

Net loans and leases	1,991,687	1,851,578
Premises and equipment, net	152,586	130,048
Foreclosed assets held for sale, net	10,758	3,112
Accrued interest receivable	18,877	17,420
Bank owned life insurance	46,384	46,148
Intangible assets, net	5,664	5,877
Other, net	21,582	30,823

Total assets	$3,233,303	$2,710,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand non-interest bearing	$185,613	$162,995
Savings and interest bearing transaction	852,656	516,312
Time	1,303,145	1,377,754

Total deposits	2,341,414	2,057,061
Repurchase agreements with customers	46,864	46,086
Other borrowings	424,947	336,533
Subordinated debentures	64,950	64,950
Accrued interest payable and other liabilities	27,525	11,984

Total liabilities	2,905,700	2,516,614

Minority interest	3,421	3,432
Stockholders’ equity:
Preferred stock; $0.01 par value; 1,000,000 shares authorized:
Series A fixed rate cumulative perpetual; liquidation preference of $1,000 per share; 75,000 shares issued and outstanding at December 31, 2008; no shares issued and outstanding at December 31, 2007	71,880	—
Common stock; $0.01 par value; 50,000,000 shares authorized; 16,864,140 and 16,818,240 shares issued and outstanding at December 31, 2008 and 2007, respectively	169	168
Additional paid-in capital	43,314	38,613
Retained earnings	193,195	167,139
Accumulated other comprehensive income (loss)	15,624	(15,091)

Total stockholders’ equity	324,182	190,829

Total liabilities and stockholders’ equity	$3,233,303	$2,710,875

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$141,726	$145,669	$121,462
Investment securities:
Taxable	21,858	24,775	25,346
Tax-exempt	19,406	6,507	8,380
Deposits with banks and federal funds sold	13	19	10

Total interest income	183,003	176,970	155,198

Interest expense:
Deposits	64,171	83,140	65,345
Repurchase agreements with customers	796	1,603	1,312
Other borrowings	15,574	9,543	13,953
Subordinated debentures	3,761	5,066	3,868

Total interest expense	84,302	99,352	84,478

Net interest income	98,701	77,618	70,720
Provision for loan and lease losses	19,025	6,150	2,450

Net interest income after provision for loan and lease losses	79,676	71,468	68,270

Non-interest income:
Service charges on deposit accounts	12,007	12,193	10,217
Mortgage lending income	2,215	2,668	2,918
Trust income	2,595	2,223	1,947
Bank owned life insurance income	4,131	1,919	1,832
(Losses) gains on investment securities	(3,433)	520	3,917
(Losses) gains on sales of other assets	(544)	487	(90)
Other	2,378	2,965	2,490

Total non-interest income	19,349	22,975	23,231

Non-interest expense:
Salaries and employee benefits	30,132	28,661	27,506
Net occupancy and equipment	8,882	8,098	7,030
Other operating expenses	15,384	11,493	11,854

Total non-interest expense	54,398	48,252	46,390

Income before taxes	44,627	46,191	45,111
Provision for income taxes	9,926	14,445	13,418

Net income	34,701	31,746	31,693
Preferred stock dividends and amortization of preferred stock discount	227	—	—

Net income available to common stockholders	$34,474	$31,746	$31,693

Basic earnings per common share	$2.05	$1.89	$1.90

Diluted earnings per common share	$2.04	$1.89	$1.89

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock— Series A	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2006	$—	$167	$34,210	$117,600	$(2,574)	$149,403
Comprehensive income:
Net income	—	—	—	31,693	—	31,693
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $21 tax effect	—	—	—	—	32	32
Reclassification adjustment for gains/losses included in income, net of $1,537 tax effect	—	—	—	—	(2,380)	(2,380)

Total comprehensive income						29,345

Dividends paid, $0.40 per common share	—	—	—	(6,684)	—	(6,684)
Issuance of 81,900 shares of common stock on exercise of stock options	—	—	824	—	—	824
Tax benefit on exercise of stock options	—	—	880	—	—	880
Compensation expense under stock-based compensation plans	—	—	865	—	—	865

Balances - December 31, 2006	—	167	36,779	142,609	(4,922)	174,633
Comprehensive income:
Net income	—	—	—	31,746	—	31,746
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $6,359 tax effect	—	—	—	—	(9,853)	(9,853)
Reclassification adjustment for gains/losses included in income, net of $204 tax effect	—	—	—	—	(316)	(316)

Total comprehensive income						21,577

Dividends paid, $0.43 per common share	—	—	—	(7,216)	—	(7,216)
Issuance of 71,700 shares of common stock on exercise of stock options	—	1	545	—	—	546
Tax benefit on exercise of stock options	—	—	420	—	—	420
Compensation expense under stock-based compensation plans	—	—	869	—	—	869

Balances - December 31, 2007	—	168	38,613	167,139	(15,091)	190,829
Comprehensive income:
Net income	—	—	—	34,701	—	34,701
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $18,478 tax effect	—	—	—	—	28,628	28,628
Reclassification adjustment for gains/losses included in income, net of $1,346 tax effect	—	—	—	—	2,087	2,087

Total comprehensive income						65,416

Dividends paid, $0.50 per common share	—	—	—	(8,418)	—	(8,418)
Issuance of 75,000 shares of preferred stock and a warrant for 379,811 shares of common stock	71,851	—	3,149	—	—	75,000
Preferred stock dividends	—	—	—	(198)	—	(198)
Amortization of preferred stock discount	29	—	—	(29)	—	—
Issuance of 45,900 shares of common stock on exercise of stock options	—	1	407	—	—	408
Tax benefit on exercise of stock options	—	—	283	—	—	283
Compensation expense under stock-based compensation plans	—	—	862	—	—	862

Balances - December 31, 2008	$71,880	$169	$43,314	$193,195	$15,624	$324,182

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$34,701	$31,746	$31,693
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,552	3,286	3,024
Amortization	214	262	262
Provision for loan and lease losses	19,025	6,150	2,450
Provision for losses on foreclosed assets	1,042	122	75
Net accretion of investment securities	(1,008)	(900)	(1,159)
Losses (gains) on investment securities	3,433	(520)	(3,917)
Originations of mortgage loans for sale	(127,822)	(161,223)	(173,689)
Proceeds from sales of mortgage loans for sale	127,873	163,296	170,485
Losses (gains) on dispositions of premises and equipment and other assets	544	(487)	90
Deferred income tax benefit	(6,146)	(1,057)	(352)
Increase in cash surrender value of bank owned life insurance (“BOLI”)	(1,984)	(1,919)	(1,832)
Tax benefits on exercise of stock options	(283)	(420)	(880)
Compensation expense under stock-based compensation plans	862	869	865
BOLI death benefits in excess of cash surrender value	(2,147)	—	—
Changes in other assets and liabilities:
Accrued interest receivable	(1,392)	(36)	(3,583)
Other assets, net	(3,473)	88	(3,014)
Accrued interest payable and other liabilities	(711)	3,413	2,098

Net cash provided by operating activities	46,280	42,670	22,616

Cash flows from investing activities:
Proceeds from sales of investment securities AFS	13,588	56,240	157,954
Proceeds from maturities of investment securities AFS	1,642,437	40,383	51,469
Purchases of investment securities AFS	(1,959,464)	(70,153)	(256,389)
Net increase in loans and leases	(173,987)	(206,969)	(306,556)
Purchases of premises and equipment	(27,901)	(18,848)	(31,017)
Proceeds from disposition of premises and equipment and other assets	8,186	6,949	1,561
Proceeds from BOLI death benefits	3,894	—	—
Cash (paid for) received from interests in unconsolidated investments	(192)	1,839	(1,704)

Net cash used by investing activities	(493,439)	(190,559)	(384,682)

Cash flows from financing activities:
Net increase in deposits	284,353	11,969	453,450
Net proceeds from (repayments of) other borrowings	88,414	141,872	(110,205)
Net increase in repurchase agreements with customers	778	5,085	5,330
Proceeds from issuance of subordinated debentures	—	—	20,619
Proceeds from exercise of stock options	408	546	824
Proceeds from issuance of preferred stock and common stock warrant	75,000	—	—
Tax benefits on exercise of stock options	283	420	880
Cash dividends paid on common stock	(8,418)	(7,216)	(6,684)
Preferred stock dividends	(198)	—	—

Net cash provided by financing activities	440,620	152,676	364,214

Net (decrease) increase in cash and cash equivalents	(6,539)	4,787	2,148
Cash and cash equivalents - beginning of year	47,521	42,734	40,586

Cash and cash equivalents - end of year	$40,982	$47,521	$42,734

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary - Bank of the Ozarks (the “Bank”), four 100%-owned finance subsidiary business trusts - Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”), Ozark Capital Statutory Trust IV (“Ozark IV”) and Ozark Capital Statutory Trust V (“Ozark V”) (collectively, the “Trusts”) and, indirectly through the Bank, a subsidiary engaged in the development of real estate. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank has banking offices located in northern, western, and central Arkansas, Frisco, Lewisville, Dallas and Texarkana, Texas and a loan production office in Charlotte, North Carolina.

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

Investment securities - Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2008 and 2007, the Company has classified all of its investment securities as available for sale (“AFS”).

AFS investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). The Company utilizes an independent third party as its principal pricing source for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis obtained from an independent pricing service and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers and is generally determined using expected cash flows and appropriate risk-adjusted discount rates. Expected cash flows are based primarily on the contractual cash flows of the instrument, and the risk-adjusted discount rate is typically the contractual coupon rate of the instrument on the measurement date, adjusted for changes in interest rate spreads of the yields on comparable corporate or municipal bonds and the yields on U.S. Treasuries between the date of purchase and the measurement date.

The Company owned stock in the Federal Home Loan Bank of Dallas (“FHLB”) and the Arkansas Bankers’ Bancorporation, Inc. (“ABB”) at December 31, 2007. Effective November 30, 2008 the ABB was acquired by and merged into the First National Banker’s Bankshares, Inc. (“FNBB”) via a tax-free exchange of stock. Accordingly, at December 31, 2008, the Company owned stock in FHLB and FNBB. The FHLB, ABB and FNBB shares do not have readily determinable fair values and are carried at cost.

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

Interest and dividends on investment securities, including the amortization of premiums and accretion of discounts through maturity, or in the case of mortgage-backed securities, over the estimated life of the security, are included in interest income. Realized gains or losses on the sale of investment securities are recognized on the specific identification method at the time of sale and are included in non-interest income. Purchases and sales of investment securities are recognized on a trade-date basis.

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

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $5.7 million and $5.4 million, respectively, at December 31, 2008 and 2007. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized as mortgage lending income when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment (“IRLC”), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company also enters into a forward sale commitment (“FSC”) for the sale of its mortgage loans originations to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Accordingly, the fair values of derivative assets and liabilities for the Company’s IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end. At December 31, 2008 and 2007, the Company had recorded IRLC and FSC derivative assets of $477,000 and $80,000, respectively, and had recorded corresponding derivative liabilities of $477,000 and $80,000, respectively. The notional amounts of loan commitments under both the IRLC and FSC were $15.0 million and $8.4 million, respectively, at December 31, 2008 and 2007.

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

The ALLL is maintained at a level management believes will be adequate to absorb losses inherent in existing loans and leases. Provision to and the adequacy of the ALLL are determined in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” and SFAS No. 5, “Accounting for Contingencies,” and are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances determined in accordance with SFAS No. 114. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its ALLL. The subjective criteria take into consideration such factors as the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect the borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. While a specific allowance has been calculated under SFAS No. 114 for impaired loans and leases and loans and leases where the Company has otherwise determined a specific reserve is appropriate, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

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

All loans and leases deemed to be impaired are evaluated individually in accordance with SFAS No. 114. The Company considers a loan or lease to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Many of the Company’s nonaccrual loans or leases and all loans or leases that have been restructured from their original contractual terms are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

For certain loans and leases not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan if a default occurs, the Company evaluates such loans and leases to determine whether a specific reserve is needed for the loan or lease. For the purpose of calculating the amount of the specific reserve appropriate for any loan or lease, management uses the methodology that is substantially the same as the methodology used to calculate the impaired amount of loans and leases in accordance with SFAS No. 114 and assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for a specific reserve exceeds its net collateral value or its estimated discounted cash flows, such excess is considered a specific reserve for purposes of the determination of the allowance for loan and lease losses.

The accrual of interest on loans and leases is discontinued when, in management’s opinion, the borrower or lessee may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

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

Foreclosed assets held for sale - Repossessed personal properties and real estate acquired through or in lieu of foreclosure are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated fair value net of estimated selling costs, if lower, until disposition. Gains and losses from the sale of repossessions, foreclosed assets and other real estate are recorded in non-interest income, and expenses to maintain the properties are included in non-interest expense.

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

The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes,” as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company files consolidated tax returns. The Bank and the other consolidated entities provide for income taxes on a separate return basis and remit to the Company amounts determined to be currently payable. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Bank owned life insurance (“BOLI”) - BOLI consists of life insurance purchased by the Company on a qualifying group of officers with the Company designated as owner and beneficiary of the policies. The earnings on BOLI policies are used to offset a portion of employee benefit costs. BOLI is carried at the policies’ realizable cash surrender values with changes in cash surrender values and death benefits received in excess of cash surrender value reported in non-interest income.

Intangible assets - Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2008 and 2007. As required by SFAS No. 142, the Company performed its annual impairment test of goodwill as of October 1, 2008. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2008 and 2007, less accumulated amortization of $58,000 and $46,000 at December 31, 2008 and 2007, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 8 to 10 years. Core deposit intangibles totaled $2.3 million at both December 31, 2008 and 2007, less accumulated amortization of $2.1 million and $1.9 million at December 31, 2008 and 2007, respectively.

The aggregate amount of amortization expense for the Company’s core deposit and bank charter intangibles is expected to be $110,000 per year in years 2009 – 2010; $56,000 in 2011; and $12,000 per year in 2012 and 2013.

Earnings per common share - Basic earnings per common share is computed by dividing reported earnings available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed by dividing reported earnings available to common stockholders by the weighted-average number of common shares outstanding after consideration of the dilutive effect, if any, of the Company’s common stock options and common stock warrant using the treasury stock method.

Stock-based compensation - The Company has an employee stock option plan and a non-employee director stock option plan, which are described more fully in Note 12. The Company accounts for these stock option plans in accordance with the provisions of SFAS No. 123 (Revised 2004) (“SFAS No. 123R”) “Share-Based Payment.”

SFAS No. 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. For the years ended December 31, 2008, 2007 and 2006, the Company recognized $862,000, $869,000 and $865,000, respectively, of non-interest expense as a result of applying the provisions of SFAS No. 123R to its stock option plans.

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

Recent accounting pronouncements - In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133”. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. SFAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosure about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard is not expected to have a material effect on the Company’s financial position, results of operations or liquidity.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” SFAS No. 160 was issued to improve the relevance, comparability, and transparency of consolidated financial information relative to noncontrolling, or minority, interest. The provisions of SFAS No. 160 establish accounting and reporting standards that clearly identify and distinguish between the interests of the parent and the noncontrolling owners. SFAS No. 160 is effective for fiscal years, and interim periods within the fiscal years, beginning on or after December 15, 2008. Management does not expect SFAS No. 160 will have a material impact on the Company’s financial position, results of operations or liquidity.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS No. 141R”), “Business Combinations.” SFAS No. 141R replaces SFAS No. 141 and was issued to improve the comparability of the information that a reporting entity provides in its financial reports about business combinations. The provisions of SFAS No. 141R apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Management has determined the provisions of SFAS No. 141R could impact the Company’s accounting for a merger or acquisition in the event an acquisition is made by the Company on or after its effective date.

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

In November 2007, the SEC issued SAB No. 109, which amends and replaces Section DD of Topic 5, “Miscellaneous Accounting.” SAB No. 109 expresses the views of the SEC staff regarding written loan commitments that are accounted for at fair value through earnings in accordance with SAB No. 105 and SFAS No. 133, as amended. SAB No. 109 requires the expected net future cash flows related to the associated servicing of the loan be included in the measurement of such written loan commitments. The provisions of SAB No. 109 were effective on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of SAB No. 109 did not have a material impact on the Company’s financial position, results of operations or liquidity.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value with the objective of improving financial reporting. The provisions of SFAS No. 159 provide entities the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company’s financial position, results of operations or liquidity.

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurement. According to SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is used either annually or on a non-recurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. With respect to the disclosure provisions for its nonfinancial assets and liabilities, the Company elected the one-year deferral provision as allowed by FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157.”

Effective October 10, 2008, the FASB issued Staff Position No. FAS 157-3 (“FSP 157-3”), “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and addresses specific application issues of SFAS No. 157 including (i) how the reporting entity’s own assumptions (expected cash flows and appropriate risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist, (ii) how available observable inputs in a market that is not active should be considered when measuring fair value, and (iii) how the use of market quotes (broker quotes, or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs or value drivers available to measure fair value. The provisions of FSP 157-3 were effective upon its issuance, including prior periods for which financial statements had not been issued.

Reclassifications - Certain reclassifications of 2007 and 2006 amounts have been made to conform with the 2008 financial statements presentation. These reclassifications had no impact on prior years’ net income, as previously reported.

2. Investment Securities

The following is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
December 31, 2008:
Obligations of states and political subdivisions	$517,166	$31,753	$(6,179)	$542,740
U.S. Government agency mortgage-backed securities	371,110	3,187	(2,736)	371,561
Corporate obligations	6,953	—	—	6,953
FHLB and FNBB(1) stock	22,846	—	—	22,846
Other securities	1,000	—	(317)	683

Total investment securities AFS	$919,075	$34,940	$(9,232)	$944,783

December 31, 2007:
Obligations of states and political subdivisions	$163,339	$3,695	$(567)	$166,467
U.S. Government agency mortgage-backed securities	370,061	—	(25,715)	344,346
Securities of U.S. Government agencies	42,029	67	(4)	42,092
Corporate obligations	9,953	—	(2,307)	7,646
FHLB and ABB(1) stock	16,753	—	—	16,753
Other securities	1,044	—	—	1,044

Total investment securities AFS	$603,179	$3,762	$(28,593)	$578,348

(1)	Effective November 30, 2008 the ABB was acquired by and merged into the FNBB.

The following shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)
December 31, 2008:
Obligations of states and political subdivisions	$117,686	$6,154	$2,309	$25	$119,995	$6,179
U.S. Government agency mortgage-backed securities	69,765	1,781	80,512	955	150,277	2,736
Other securities	683	317	—	—	683	317

Total temporarily impaired securities	$188,134	$8,252	$82,821	$980	$270,955	$9,232

December 31, 2007:
Obligations of states and political subdivisions	$16,676	$308	$15,497	$259	$32,173	$567
U.S. Government agency mortgage-backed securities	167,457	10,418	176,830	15,297	344,287	25,715
Securities of U.S. Government agencies	3,972	4	—	—	3,972	4
Corporate obligations	—	—	7,646	2,307	7,646	2,307

Total temporarily impaired securities	$188,105	$10,730	$199,973	$17,863	$388,078	$28,593

At December 31, 2008, the Company’s investment securities portfolio included a bond issued by SLM Corporation (“Sallie Mae”) with an amortized cost of $10.0 million and an estimated fair value of $7.0 million. During the fourth quarter of 2008, the Company concluded that the Sallie Mae bond was other-than-temporarily impaired and recorded a pretax charge of $3.0 million to reduce the carrying value of this bond to its estimated fair value. In estimating the fair value of this Sallie Mae bond, the Company relied significantly on inputs and value drivers that are unobservable, resulting in Level 3 classification under the provisions of SFAS No. 157, “Fair Value Measurements”. The use of unobservable inputs and value drivers was deemed necessary by management given the trading market for this investment securities was determined to be “not active” based on the limited number of trades, small block sizes, and the significant spreads between the bid and ask price. Accordingly, the Company developed an internal model for pricing the security based on the present value of expected cash flows of the instrument at an appropriate risk-adjusted discount rate. In developing the appropriate risk-adjusted discount rate, the Company considered the change in interest rate spreads between comparable maturities of similarly rated bonds and U.S. Treasuries between the date of purchase and the measurement date, which spreads increased 690 bps during such period. Additionally, the Company reviewed other information such as historical and current performance of the bond, cash flow projections, liquidity and credit premiums required by market participants, financial trend analysis of Sallie Mae and other factors in determining the appropriate risk-adjusted discount rate and expected cash flows. Management determined that the increase in spreads of 690 bps added together with the current coupon rate on the Sallie Mae bond was the appropriate risk-adjusted discount rate to apply to the estimated future cash flows, resulting in an estimated fair value of $7.0 million.

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment for the remainder of the investment securities portfolio, management considers the credit quality of the issuer, the nature and cause of the unrealized loss, the severity and duration of the impairments and other factors. At December 31, 2008 and 2007, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature, and the Company has both the ability and intent to hold these investments until maturity or until such time as fair value recovers to amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2008 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Due in one year or less	$324,200	$326,092
Due after one year to five years	205,345	212,792
Due after five years to ten years	92,262	99,444
Due after ten years	297,268	306,455

Total	$919,075	$944,783

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except (i) FHLB and FNBB stock with no contractual maturity date are shown in the longest maturity category, (ii) U.S. Government agency mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2008 and (iii) mortgage-backed securities issued by housing authorities of states and political subdivisions are allocated among various maturities based on an estimated repayment schedule projected by management as of December 31, 2008. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities and other-than-temporary impairment charge of the Company’s investment securities AFS are summarized as follows:

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Sales proceeds	$13,588	$56,240	$157,954

Gross realized gains	$360	$530	$3,924
Gross realized losses	(777)	(10)	(7)
Other-than-temporary impairment charge	(3,016)	—	—

Net (losses) gains on investment securities	$(3,433)	$520	$3,917

Investment securities with carrying values of $596.4 million and $502.8 million at December 31, 2008 and 2007, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

3. Loans and Leases

The Company maintains a diversified loan and lease portfolio. The following is a summary of the loan and lease portfolio by principal category:

	December 31,
	2008	2007
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$275,281	$279,375
Non-farm/non-residential	551,821	445,303
Construction/land development	694,527	684,775
Agricultural	84,432	91,810
Multifamily residential	61,668	31,414
Commercial and industrial	206,058	173,128
Consumer	75,015	87,867
Direct financing leases	50,250	53,446
Agricultural (non-real estate)	19,460	22,439
Other	2,687	1,578

Total loans and leases	$2,021,199	$1,871,135

The Company’s direct financing leases include estimated residual values of $1.4 million at December 31, 2008 and $1.8 million at December 31, 2007, and are presented net of unearned income totaling $7.0 million and $8.2 million at December 31, 2008 and 2007, respectively. The above table includes deferred costs, net of deferred fees, that totaled $0.6 million and $1.8 million at December 31, 2008 and 2007, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $15.4 million and $6.6 million at December 31, 2008 and 2007, respectively. Interest income recorded during 2008, 2007 and 2006 for non-accrual loans and leases at December 31, 2008, 2007 and 2006 was $0.6 million, $0.3 million and $0.3 million, respectively. Under the original terms, these loans and leases would have reported $1.1 million, $0.6 million and $0.5 million of interest income during 2008, 2007 and 2006, respectively.

4. Allowance for Loan and Lease Losses (“ALLL”)

The following is a summary of activity within the ALLL:

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Balance - beginning of year	$19,557	$17,699	$17,007
Loans and leases charged off	(9,631)	(4,644)	(2,065)
Recoveries of loans and leases previously charged off	561	352	307

Net loans and leases charged off	(9,070)	(4,292)	(1,758)
Provision charged to operating expense	19,025	6,150	2,450

Balance - end of year	$29,512	$19,557	$17,699

The following is a summary of the Company’s impaired loans and leases:

	December 31,
	2008	2007
	(Dollars in thousands)
Impaired loans and leases with an allocated allowance	$3,068	$6,726
Impaired loans and leases without an allocated allowance	9,380	87

Total impaired loans and leases(1)	$12,448	$6,813

Total allowance allocated to impaired loans and leases under SFAS No. 114 calculations	$343	$1,066

(1)	At December 31, 2008, $2.9 million of nonaccrual loans and leases were not deemed impaired. At December 31, 2007, all nonaccrual loans and leases were deemed impaired.

The average carrying value of all impaired loans and leases during the years ended December 31, 2008 and 2007 was $11.9 million and $4.8 million, respectively.

Real estate and other collateral securing loans having a carrying value of $17.3 million, $8.3 million and $1.5 million were transferred to foreclosed assets held for sale in 2008, 2007 and 2006, respectively. The Company is not committed to lend additional funds to debtors whose loans have been transferred to foreclosed assets.

5. Premises and Equipment

The following is a summary of premises and equipment:

	December 31,
	2008	2007
	(Dollars in thousands)
Land	$55,586	$55,722
Construction in process	7,372	6,124
Buildings and improvements	84,579	62,376
Leasehold improvements	4,928	5,786
Equipment	22,045	18,963

	174,510	148,971
Accumulated depreciation	(21,924)	(18,923)

Premises and equipment, net	$152,586	$130,048

The Company capitalized $1.1 million, $1.3 million and $1.0 million of interest on construction projects during the years ended December 31, 2008, 2007 and 2006, respectively.

Included in occupancy expense is rent of $605,000, $657,000 and $696,000 incurred under noncancelable operating leases in 2008, 2007 and 2006, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2008 are as follows: $395,000 in 2009, $307,000 in 2010, $220,000 in 2011, $220,000 in 2012, $220,000 in 2013 and $2,030,000 thereafter. Rental income recognized during 2008, 2007 and 2006 for leases of buildings and premises and for equipment leased under operating leases was $566,000, $517,000 and $638,000, respectively.

6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $796.4 million and $906.7 million at December 31, 2008 and 2007, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31,
	2008	2007
	(Dollars in thousands)
Up to one year	$1,275,112	$1,284,475
Over one to two years	23,805	89,860
Over two to three years	2,394	1,694
Over three to four years	1,574	651
Over four to five years	241	1,015
Thereafter	19	59

Total time deposits	$1,303,145	$1,377,754

7. Borrowings

Short-term borrowings with original maturities less than one year include FHLB advances, Federal Reserve Bank (“FRB”) borrowings, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to these short-term borrowings:

	December 31,
	2008	2007
	(Dollars in thousands)
Average annual balance	$100,594	$74,192
December 31 balance	84,104	15,461
Maximum month-end balance during year	201,329	122,427
Interest rate:
Weighted-average - year	2.01%	5.06%
Weighted-average - December 31	0.51	3.58

At December 31, 2008 and 2007, the Company had FHLB advances with original maturities exceeding one year of $340.8 million and $321.1 million, respectively. These advances bear interest at rates ranging from 2.53% to 6.43% at December 31, 2008 and are collateralized by a blanket lien on a substantial portion of the Company’s real estate loans. At December 31, 2008, the Bank had $243.7 million of unused FHLB borrowing availability.

At December 31, 2008, aggregate annual maturities and weighted-average rates of FHLB advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted-Average Rate
	(Dollars in thousands)
2009	$33	4.81%
2010	60,034	6.27
2011	31	4.80
2012	21	4.63
2013	18	4.54
Thereafter	280,706	3.84

	$340,843	4.27

Included in the above table are $340.0 million of FHLB advances that contain quarterly call features and are callable as follows:

	Amount	Weighted- Average Interest Rate	Maturity
	(Dollars in thousands)
Callable quarterly	$60,000	6.27%	2010
Callable quarterly	260,000	3.90	2017
Callable quarterly	20,000	2.53	2018

	$340,000	4.24

8. Subordinated Debentures

At December 31, 2008 the Company had the following issues of trust preferred securities outstanding and subordinated debentures owed to the Trusts:

Description	Subordinated Debentures Owed to Trusts	Trust Preferred Securities of the Trusts	Interest Rate at December 31, 2008	Final Maturity Date
(Dollars in thousands)
Ozark III	$14,434	$14,000	4.36%	September 25, 2033
Ozark II	14,433	14,000	7.77	September 29, 2033
Ozark IV	15,464	15,000	4.37	September 28, 2034
Ozark V	20,619	20,000	3.60	December 15, 2036

	$64,950	$63,000

On September 25, 2003, Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003, Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, “2003 Securities”). The 2003 Securities bear interest, adjustable quarterly, at 90-day London Interbank Offered Rate (“LIBOR”) plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II. The aggregate proceeds of $28 million from the 2003 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II (collectively, “ 2003 Debentures”).

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

At both December 31, 2008 and 2007, the Company had an aggregate of $64.9 million of subordinated debentures outstanding and had an asset of $1.9 million representing its investment in the common equity issued by the Trusts. At both December 31, 2008 and 2007, the sole assets of the Trusts are the respective adjustable rate debentures and the liabilities of the respective Trusts are the 2003 Securities, the 2004 Securities and the 2006 Securities. The Trusts had aggregate common equity of $1.9 million and did not have any restricted net assets at both December 31, 2008 and 2007. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances.

These securities generally mature at or near the thirtieth anniversary date of each issuance. However, these securities and debentures may be prepaid at par, subject to regulatory approval, prior to maturity at any time on or after September 25 and 29, 2008 for the two issues of 2003 Securities and 2003 Debentures, on or after September 28, 2009 for the 2004 Securities and 2004 Debentures, and on or after December 15, 2011 for the 2006 Securities and 2006 Debentures, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Current:
Federal	$13,400	$13,332	$12,100
State	2,672	2,170	1,670

Total current	16,072	15,502	13,770

Deferred:
Federal	(5,161)	(938)	(412)
State	(985)	(119)	60

Total deferred	(6,146)	(1,057)	(352)

Provision for income taxes	$9,926	$14,445	$13,418

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	2.5	2.9	2.5
Effect of non-taxable interest income	(10.8)	(4.2)	(5.6)
Effect of BOLI and other non-taxable income	(3.4)	(1.6)	(1.6)
Other, net	(1.1)	(0.8)	(0.6)

Effective income tax rate	22.2%	31.3%	29.7%

Income tax benefits from the exercise of stock options in the amount of $0.3 million, $0.4 million and $0.9 million in 2008, 2007 and 2006, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2008 and 2007, income taxes refundable of $0.6 million and $0.7 million, respectively, were included in other assets.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2008	2007
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$11,772	$7,671
Stock-based compensation under the fair value method	1,270	940
Deferred compensation	746	565
Investment securities AFS	—	9,740

Gross deferred tax assets	13,788	18,916

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	5,447	4,415
Investment securities AFS	8,901	—
Direct financing leases	439	736
FHLB stock dividends	538	875
Other, net	470	1,220

Gross deferred tax liabilities	15,795	7,246

Net deferred tax (liabilities) assets	$(2,007)	$11,670

10. Preferred Stock

On December 12, 2008, as part of the United States Department of the Treasury’s (the “Treasury”) Capital Purchase Program made available to certain financial institutions in the U.S. pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”), the Company and the Treasury entered into a Letter Agreement including the Securities Purchase Agreement – Standard Terms incorporated therein (the “Purchase Agreement”) pursuant to which the Company issued to the Treasury, in exchange for aggregate consideration of $75.0 million, (i) 75,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 and liquidation preference $1,000 per share (the “Series A Preferred Stock”), and (ii) a warrant (the “Warrant”) to purchase up to 379,811 shares (the “Warrant Common Stock”) of the Company’s common stock, par value $0.01 per share, at an exercise price of $29.62 per share.

The Series A Preferred Stock qualifies as Tier 1 capital and pays cumulative cash dividends quarterly at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series A Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Series A Preferred Stock. The Series A Preferred Stock may be redeemed by the Company at par on or after February 15, 2012. Prior to this date, the Series A Preferred Stock may not be redeemed unless the Company has received aggregate gross proceeds from one or more qualified equity offerings of any Tier 1 perpetual preferred or common stock of the Company (a “Qualified Equity Offering”) equal to $18.75 million. Subject to certain limited exceptions, until December 12, 2011, or such earlier time as all Series A Preferred Stock has been redeemed or transferred by Treasury, the Company will not, without Treasury’s consent, be able to increase its dividend rate per share of common stock or repurchase its common stock.

The Warrant is immediately exercisable and has a 10-year term. The Treasury may not exercise voting power with respect to any shares of Warrant Common Stock until the Warrant has been exercised. If the Company receives aggregate gross cash proceeds of not less than $75,000,000 from one or more Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of Warrant Common Stock underlying the Warrant then held by Treasury will be reduced by one half of the original number of shares underlying the Warrant.

Upon receipt of the aggregate consideration from the Treasury on December 12, 2008, the Company allocated the $75.0 million proceeds on a pro rata basis to the Series A Preferred Stock and the Warrant based on relative fair values. In estimating the fair value of the Warrant, the Company utilized the Black-Scholes model which includes assumptions regarding the Company’s common stock prices, stock price volatility, dividend yield, the risk free interest rate and the estimated life of the Warrant. The fair value of the Series A Preferred Stock was determined using a discounted cash flow methodology and a discount rate of 12%. As a result, the Company assigned $3.1 million of the aggregate proceeds to the Warrant and $71.9 million to the Series A Preferred Stock. The value assigned to the Series A Preferred Stock will be amortized up to the $75.0 million liquidation value of such preferred stock, with the cost of such amortization being reported as additional preferred stock dividends. This results in a total dividend with a consistent effective yield of 5.98% over a five-year period, which is the expected life of the Series A Preferred Stock.

In addition, the Purchase Agreement (i) grants the holders of the Series A Preferred Stock, the Warrant and the Warrant Common Stock certain registration rights, (ii) subjects the Company to certain of the executive compensation limitations included in the EESA (which are discussed below) and (iii) allows the Treasury to unilaterally amend any of the terms of the Purchase Agreement to the extent required to comply with any changes after December 12, 2008 in applicable federal statutes.

On January 9, 2009 the Company filed a “shelf” registration statement with the Securities and Exchange Commission (the “Commission”) for the purpose of registering the Series A Preferred Stock, the Warrant and the Warrant Common Stock in order to permit the sale of such securities by the U.S. Treasury at any time after effectiveness of the registration statement. On January 23, 2009, the Company was notified by the Commission that the “shelf” registration statement was deemed effective.

Immediately prior to the execution of the Purchase Agreement, the Company amended its compensation, bonus, incentive and other benefit plans, arrangements and agreements to the extent necessary to comply with the executive compensation and corporate governance requirements of Section 111(b) of the EESA and applicable guidance or regulations issued by the Treasury on or prior to December 12, 2008. The applicable executive compensation requirements apply to the compensation of the Company’s chief executive officer, chief financial officer and four other most highly compensated executive officers (collectively, the “senior executive officers”). In addition, in connection with the closing of the Treasury’s purchase of the Series A Preferred Stock each of the senior executive officers was required to execute a waiver of any claim against the United States or the Company for any changes to his compensation or benefits that are required in order to comply with the regulation issued by the Treasury as published in the Federal Register on October 20, 2008.

11. Employee Benefit Plans

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

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2008, 2007 and 2006 of $409,000, $311,000 and $483,000, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the “Plan”). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company’s executive officers, was adopted by the Company’s board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2008, 2007 and 2006 totaled $104,000, $103,000 and $84,000, respectively. At December 31, 2008 and 2007, the Company had Plan assets, along with an equal amount of liabilities, totaling $1.8 million and $1.4 million, respectively, recorded on the accompanying consolidated balance sheet.

12. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase up to 1.5 million shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest reported asked price and the lowest reported bid price, on the date of the grant. While the vesting period and the termination date for the employee plan options is determined when options are granted, all such employee options outstanding at December 31, 2008 were issued with a vesting period of three years and an expiration of seven years after issuance. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to each non-employee director the day after the annual stockholders’ meeting. Additionally, a non-employee director elected or appointed for the first time as a director on a date other than an annual meeting shall be granted an option to purchase

1,000 shares of common stock. These options are exercisable immediately and expire ten years after issuance. All shares issued in connection with options exercised under both the employee and non-employee director stock option plans are in the form of newly-issued shares.

The following table summarizes stock option activity for the year ended December 31, 2008:

	Options	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2008	520,650	$27.22
Granted	117,950	26.96
Exercised	(45,900)	8.89
Forfeited	(39,700)	31.33

Outstanding - December 31, 2008	553,000	$28.39	4.8	$1,612	(1)

Exercisable - December 31, 2008	266,100	$26.80	3.7	$1,339	(1)

(1)	Based on average trade value of $29.64 per share on December 31, 2008.

Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. The total intrinsic value of options exercised during 2008, 2007 and 2006 was $1.0 million, $1.6 million and $2.0 million, respectively.

Options to purchase 117,950 shares, 122,600 shares and 111,800 shares, respectively, were granted during 2008, 2007 and 2006 with a weighted-average fair value of $7.33, $7.37 and $9.10, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions shown below. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent stock price of the Company’s common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company’s common stock. The expected life of the options is calculated based on the “simplified” method as provided for under SAB No. 110 as management continues to gather sufficient historical experience data to appropriately estimate the expected term of options outstanding.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

	2008	2007	2006
Risk-free interest rate	2.61%	4.40%	4.76%
Expected dividend yield	1.88%	1.54%	1.23%
Expected stock volatility	32.8%	22.4%	26.2%
Expected life (years)	5.0	5.0	5.0

The total fair value of options to purchase shares of the Company’s common stock that vested during the years ended 2008, 2007 and 2006 was $1.1 million, $0.6 million and $0.6 million, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $1.3 million at December 31, 2008 and is expected to be recognized over a weighted-average period of 2.1 years.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and other real or personal property.

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $339.2 million and $412.7 million at December 31, 2008 and 2007, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The term of the letters of credit are generally for a period of one year. The maximum amount of future payments the Company could be required to make under these letters of credit at December 31, 2008 and 2007 is $10.3 million and $7.6 million, respectively. The Company holds collateral to support letters of credit when deemed necessary. The total of collateralized commitments at December 31, 2008 and 2007 was $8.3 million and $5.2 million, respectively.

14. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). The aggregate amount of loans to such related parties at December 31, 2008 and 2007 was $4.4 million and $17.8 million, respectively. New loans and advances on prior commitments made to such related parties were $0.9 million, $3.3 million and $22.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Repayments of loans made by such related parties were $5.4 million, $25.3 million and $7.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. Also, during 2008 advances totaling $8.9 million were removed from and during 2006 advances totaling $0.8 million were added to the Company’s related party loans as a result of changes in the composition of such related parties.

Wiring and cabling installation for certain of the Company’s facilities were performed by an entity whose ownership includes a member of the Company’s board of directors. Total payments to this entity were $224,000 in 2008, none in 2007 and $4,000 in 2006 for such installation work.

15. Regulatory Matters

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

Federal regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (Tier 1 leverage ratio) of at least 3.0%. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, qualifying minority interest and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2008 the Company’s and the Bank’s Tier 1 and total capital ratios and their Tier 1 leverage ratios exceeded minimum requirements.

The actual and required capital amounts and ratios of the Company and the Bank at December 31, 2008 and 2007 were as follows:

			Required
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2008:
Total capital (to risk-weighted assets):
Company	$395,406	15.36%	$205,990	8.00%	$257,488	10.00%
Bank	376,453	14.63	205,840	8.00	257,300	10.00
Tier 1 capital (to risk-weighted assets):
Company	365,894	14.21	102,995	4.00	154,493	6.00
Bank	346,941	13.48	102,920	4.00	154,380	6.00
Tier 1 leverage (to average assets):
Company	365,894	11.64	94,319	3.00	157,198	5.00
Bank	346,941	11.09	93,813	3.00	156,355	5.00
December 31, 2007:
Total capital (to risk-weighted assets):
Company	$282,600	12.67%	$178,425	8.00%	$223,031	10.00%
Bank	255,679	11.51	177,683	8.00	222,104	10.00
Tier 1 capital (to risk-weighted assets):
Company	263,043	11.79	89,212	4.00	133,819	6.00
Bank	236,122	10.63	88,841	4.00	133,262	6.00
Tier 1 leverage (to average assets):
Company	263,043	9.80	80,500	3.00	134,166	5.00
Bank	236,122	8.82	80,280	3.00	133,800	5.00

As of December 31, 2008 and 2007, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

Subject to certain limitations, until December 12, 2011, or such earlier time as the Series A Preferred Stock has been redeemed or transferred by the Treasury, the Company will not, without the Treasury’s consent, be able to increase its quarterly dividend rate above $0.13 per common share or repurchase its common stock.

As of December 31, 2008, the state bank commissioner’s approval was required before the Bank could declare and pay any dividend of 75% or more of the net profits of the Bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31,2008 and 2007, $34.5 million and $38.1 million, respectively, was available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific obligations. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $36.7 million and $22.6 million, respectively, at December 31, 2008 and 2007.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or non-interest bearing deposits primarily with the FRB. At December 31, 2008 and 2007, these required balances aggregated $4.4 million and $3.3 million, respectively.

16. Fair Value Measurements

In accordance with SFAS No. 157, the Company applied the following fair value hierarchy in the measurement of certain of its financial assets and liabilities on a fair value basis.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs or value drivers are observable.

Level 3 - Instruments whose inputs or value drivers are unobservable.

The following table sets forth the Company’s financial assets and liabilities at December 31, 2008 that are accounted for at fair value.

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Assets:
Investment securities AFS(1)	$85,275	$806,642	$30,020	$921,937
Impaired loans and leases	—	—	12,448	12,448
Investments in tax credit investments	—	—	2,860	2,860
Derivative assets - interest rate lock commitments (“IRLC”) and forward sales commitments (“FSC”)	—	—	477	477
Liabilities:
Derivative liabilities - IRLC and FSC	—	—	(477)	(477)

(1)	Does not include $22.8 million of shares of FHLB and FNBB stock that do not have readily determinable fair values and are carried at cost.

The following methods and assumptions are used to estimate the fair value of the Company’s financial assets and liabilities that were accounted for at fair value.

Investment securities - The Company utilizes an independent third party as its principal pricing source for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers.

During 2008 the Company determined that certain of its investment securities had a limited to non-existent trading market. As a result, the Company transferred investments having a fair value of $31.8 million into the Level 3 fair value hierarchy. The following is a description of those investment securities and the fair value methodology used for such securities.

Corporate and Other Bonds - The trading markets for two of its investment securities with a combined fair value at December 31, 2008 of $7.6 million were determined to be “not active” based on the limited number of trades, small block sizes, and the significant spreads between the bid and ask price. Accordingly, the Company developed an internal model for pricing these securities based on the present value of expected cash flows of the instruments at an appropriate risk-adjusted discount rate. In developing the appropriate risk-adjusted discount rate, the Company considers the change in interest rate spreads between comparable maturities of similarly rated bonds and U.S. Treasuries between the date of purchase and the measurement date. Additionally, the Company reviews other information such as historical and current performance of the bond, performances of underlying collateral, if any, deferral or default rates, if any, cash flow projections, liquidity and credit premiums required by market participants, financial trend analysis with respect to the individual issuing entities and other factors in determining the appropriate risk-adjusted discount rates and expected cash flows. Due to current market conditions, the estimated fair values of these investment securities are highly sensitive to assumption changes and market volatility.

Municipal Bonds - The fair values of certain municipal bonds in the amount of $22.4 million at December 31, 2008 were calculated using Level 3 hierarchy inputs and assumptions as the trading market for such securities was determined to be “not active”. This determination was based on the limited number of trades or, in certain cases, the existence of no reported trades for the bonds, a lack of credit rating for most of the bonds, and the unique “project” underlying the bond. As a result, management concluded that pricing these bonds with the pricing matrix for municipal securities utilized by its third party pricing service did not provide a fair value estimate that incorporated such unique characteristics of these bonds. Accordingly, management utilized a variety of factors in determining the estimated fair values of the municipal securities. Among such factors were historical and current performances of the bond and the underlying “project” or collateral, interest rate spreads between these bonds and other “rated” bonds, liquidity and premium requirements required by market participants, broker quotes and other factors. Due to current market conditions, the estimated fair values are subject to significant fluctuations and market volatility.

Impaired loans and leases - Fair values are measured on a nonrecurring basis and are based on the underlying collateral value of the impaired loan or lease, net of holding and selling costs, or the estimated discounted cash flows for such loan or lease. In accordance with the provisions of SFAS No. 114, the Company reduced the carrying value of its impaired loans and leases (all of which are included in nonaccrual loans and leases) by $4.0 million to the estimated fair value of $12.4 million for such loans and leases at December 31, 2008. The $4.0 million adjustment to reduce the carrying value of impaired loans and leases to estimated fair value consisted of $3.7 million of partial charge-offs and $0.3 million of specific loan and lease loss allocations.

Investments in tax credit investments - Fair values are measured on a recurring basis and are based upon total credits and deductions remaining to be allocated and total estimated credits and deductions to be allocated.

Derivative assets and liabilities - The fair values of IRLC and FSC derivative assets and liabilities are measured on a recurring basis and are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and the measurement date.

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs or value drivers to determine fair value.

	Investment Securities AFS	Investments in Tax Credit Investments	Derivative Assets- IRLC and FSC	Derivative Liabilities- IRLC and FSC
	(Dollars in thousands)
Balances - January 1, 2008	$—	$6,425	$80	$(80)
Total realized gains/(losses) included in earnings	(3,016)	(735)	397	(397)
Total unrealized gains/(losses) included in other comprehensive income	1,271	—	—	—
Purchases, sales, issuances and settlements, net	—	540	—	—
Transfers in and/or out of Level 3	31,765	(3,370)	—	—

Balances - December 31, 2008	$30,020	$2,860	$477	$(477)

17. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - The Company utilizes an independent third party as its principal pricing source for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers. The Company’s investments in the common stock of the FHLB and FNBB of $22.8 million at December 31, 2008 and its investments in the common stock of FHLB and ABB of $16.8 million at December 31, 2007 do not have readily determinable fair values and are carried at cost.

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

Repurchase Agreements - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term instruments is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Subordinated debentures - The fair values of these instruments are based primarily on the fluctuation of 90-day LIBOR from the most recent rate set date and year-end.

Derivative assets and liabilities - The fair values of IRLC and FSC derivative assets and liabilities are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end.

Off-balance sheet instruments - The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and were not material at December 31, 2008 and 2007.

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

The following table presents the estimated fair values of the Company’s financial instruments:

	2008		2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$40,982	$40,982	$47,521	$47,521
Investment securities AFS	944,783	944,783	578,348	578,348
Loans and leases, net of ALLL	1,991,687	1,982,418	1,851,578	1,841,815
Derivative assets - IRLC and FSC	477	477	80	80
Financial liabilities:
Demand, NOW, savings and money market account deposits	$1,038,269	$1,038,269	$679,307	$679,307
Time deposits	1,303,145	1,313,996	1,377,754	1,377,836
Repurchase agreements with customers	46,864	46,864	46,086	46,086
Other borrowings	424,947	519,517	336,533	321,514
Subordinated debentures	64,950	64,950	64,950	64,908
Derivative liabilities - IRLC and FSC	477	477	80	80

18. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Cash paid during the period for:
Interest	$86,591	$97,867	$82,653
Income taxes	15,045	12,917	15,415
Supplemental schedule of non-cash investing and financing activities:
Loans transfered to foreclosed assets held for sale	17,259	8,345	1,504
Loans advanced for sales of foreclosed assets	2,457	1,487	168
Net change in unrealized gains and losses on investment securities AFS	50,539	(16,733)	(3,863)
Unsettled AFS investment security trades:
Purchases	14,038	—	—
Sales/calls	2,525	—	—
Securities received on dissolution of unconsolidated investments	3,370	—	—

19. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Postage and supplies	$1,633	$1,620	$1,910
Telephone and data lines	1,630	1,415	1,651
Advertising and public relations	1,204	1,057	1,545
Professional and outside services	1,537	1,077	1,129
Software	1,261	1,201	1,068
Other	8,119	5,123	4,551

Total other operating expenses	$15,384	$11,493	$11,854

20. Earnings Per Common Share (“EPS”)

The following table sets forth the computation of basic and diluted EPS:

	Year Ended December 31,
	2008	2007	2006
	(In thousands, except per share amounts)
Numerator:
Net income available to common stockholders	$34,474	$31,746	$31,693

Denominator:
Denominator for basic EPS—weighted-average common shares	16,849	16,789	16,723
Effect of dilutive securities—stock options	25	45	80

Denominator for diluted EPS—weighted-average common shares and assumed conversions	16,874	16,834	16,803

Basic EPS	$2.05	$1.89	$1.90

Diluted EPS	$2.04	$1.89	$1.89

Options to purchase 464,200 shares, 340,150 shares and 120,750 shares, respectively, of the Company’s common stock at a weighted-average exercise price of $30.86 per share, $32.62 per share and $34.86 per share, respectively, were outstanding during 2008, 2007 and 2006, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive. Additionally, a warrant for the purchase of 379,811 shares of the Company’s common stock at an exercise price of $29.62 was outstanding at December 31, 2008 (none at December 31, 2007 and 2006) but was not included in the diluted EPS computation as inclusion would have been antidilutive.

21. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

Condensed Balance Sheets

	December 31,
	2008	2007
	(Dollars in thousands)
Assets
Cash	$10,247	$20,081
Investment in consolidated bank subsidiary	367,137	225,816
Investment in unconsolidated Trusts	1,950	1,950
Investments securities AFS	1,724	—
Other investments, net	102	2,143
Loans	4,888	2,438
Land for future branch site	1,875	1,855
Excess cost over fair value of net assets acquired	1,092	1,092
Other, net	1,435	1,073

Total assets	$390,450	$256,448

Liabilities and Stockholders’ Equity
Accounts payable and other liabilities	$129	$29
Accrued interest payable	374	453
Preferred stock dividends payable	198	—
Income taxes payable	617	187
Subordinated debentures	64,950	64,950

Total liabilities	66,268	65,619

Stockholders’ equity:
Preferred stock, net of unamortized discount	71,880	—
Common stock	169	168
Additional paid-in capital	43,314	38,613
Retained earnings	193,195	167,139
Accumulated other comprehensive income (loss)	15,624	(15,091)

Total stockholders’ equity	324,182	190,829

Total liabilities and stockholders’ equity	$390,450	$256,448

Condensed Statements of Income

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Income:
Dividends from Bank	$14,400	$12,600	$8,300
Dividends from Trusts	113	152	116
Interest	183	94	—
Other	137	180	374

Total income	14,833	13,026	8,790

Expenses:
Interest	3,760	5,066	3,867
Other operating expenses	2,411	2,072	2,108

Total expenses	6,171	7,138	5,975

Net income before income tax benefit and equity in undistributed earnings of Bank	8,662	5,888	2,815
Income tax benefit	2,432	2,814	2,296
Equity in undistributed earnings of Bank	23,607	23,044	26,582

Net income	34,701	31,746	31,693
Preferred stock dividends and amortization of preferred stock discount	(227)	—	—

Net income available to common stockholders	$34,474	$31,746	$31,693

Condensed Statements of Cash Flows
	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$34,701	$31,746	$31,693
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank	(23,607)	(23,044)	(26,582)
Deferred income tax benefit	(330)	(341)	(353)
Compensation expense under stock-based compensation plans	862	869	865
Tax benefits on exercise of stock options	(283)	(420)	(880)
Changes in other assets and other liabilities	1,197	2,013	(2,522)

Net cash provided by operating activities	12,540	10,823	2,221

Cash flows from investing activities:
Net increase in loans	(2,449)	(2,438)	—
Proceeds from sales of other investments	—	2,269	—
Purchase of other investments	—	—	(1,000)
Cash paid for interest in unconsolidated Trusts	—	—	(619)
Equity contributed to Bank	(87,000)	(16,000)	(10,000)

Net cash used by investing activities	(89,449)	(16,169)	(11,619)

Cash flows from financing activities:
Proceeds from exercise of stock options	408	546	824
Proceeds from issuance of subordinated debentures	—	—	20,619
Tax benefits on exercise of stock options	283	420	880
Proceeds from issuance of preferred stock and common stock warrant	75,000	—	—
Preferred stock dividends	(198)	—	—
Common stock dividends	(8,418)	(7,216)	(6,684)

Net cash provided (used) by financing activities	67,075	(6,250)	15,639

Net (decrease) increase in cash	(9,834)	(11,596)	6,241
Cash - beginning of year	20,081	31,677	25,436

Cash - end of year	$10,247	$20,081	$31,677