Form 10-K, Exhibit 13
period 2009-12-31
BANK OF THE OZARKS INC
filed 2010-03-11
CIK 1038205

Exhibit 13

Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$165,908	$183,003	$176,970	$155,198	$112,881
Interest expense	47,585	84,302	99,352	84,478	44,305
Net interest income	118,323	98,701	77,618	70,720	68,576
Provision for loan and lease losses	44,800	19,025	6,150	2,450	2,300
Non-interest income	51,051	19,349	22,975	23,231	19,252
Non-interest expense	68,632	54,398	48,252	46,390	40,080
Preferred stock dividends	6,276	227	—	—	—
Net income available to common stockholders	36,826	34,474	31,746	31,693	31,489

Common share and per common share data:
Earnings - diluted	$2.18	$2.04	$1.89	$1.89	$1.88
Book value	15.91	14.96	11.35	10.43	8.97
Dividends	0.52	0.50	0.43	0.40	0.37
Weighted-average diluted shares outstanding (thousands)	16,900	16,874	16,834	16,803	16,766
End of period shares outstanding (thousands)	16,905	16,864	16,818	16,747	16,665

Balance sheet data at period end:
Total assets	$2,770,811	$3,233,303	$2,710,875	$2,529,400	$2,134,882
Total loans and leases	1,904,104	2,021,199	1,871,135	1,677,389	1,370,723
Allowance for loan and lease losses	39,619	29,512	19,557	17,699	17,007
Total investment securities	506,678	944,783	578,348	620,132	574,120
Total deposits	2,028,994	2,341,414	2,057,061	2,045,092	1,591,643
Repurchase agreements with customers	44,269	46,864	46,086	41,001	35,671
Other borrowings	342,553	424,947	336,533	194,661	304,865
Subordinated debentures	64,950	64,950	64,950	64,950	44,331
Preferred stock, net of unamortized discount	—	71,880	—	—	—
Total common stockholders’ equity	269,028	252,302	190,829	174,633	149,403
Loan and lease to deposit ratio	93.84%	86.32%	90.96%	82.02%	86.12%

Average balance sheet data:
Total average assets	$3,002,121	$3,017,707	$2,601,299	$2,365,316	$1,912,961
Total average common stockholders’ equity	267,768	213,271	184,819	158,194	137,185
Average common equity to average assets	8.92%	7.07%	7.10%	6.69%	7.17%

Performance ratios:
Return on average assets	1.23%	1.14%	1.22%	1.34%	1.65%
Return on average common stockholders’ equity	13.75	16.16	17.18	20.03	22.95
Net interest margin - FTE	4.80	3.96	3.44	3.49	4.18
Efficiency ratio	37.84	42.32	46.33	47.07	43.43
Common stock dividend payout ratio	23.84	24.42	22.75	21.16	19.68

Asset quality ratios:
Net charge-offs to average loans and leases	1.75%	0.45%	0.24%	0.12%	0.11%
Nonperforming loans and leases to total loans and leases	1.24	0.76	0.35	0.34	0.25
Nonperforming assets to total assets	3.06	0.81	0.36	0.24	0.18

Allowance for loan and lease losses as a percentage of:
Total loans and leases	2.08%	1.46%	1.05%	1.06%	1.24%
Nonperforming loans and leases	168%	192%	295%	310%	502%

Capital ratios at period end:
Tier 1 leverage	11.39%	11.64%	9.80%	9.39%	9.11%
Tier 1 risk-based capital	13.78	14.21	11.79	11.71	11.94
Total risk-based capital	15.03	15.36	12.67	12.76	13.02

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income available to common stockholders of Bank of the Ozarks, Inc. (the “Company”) was $36.8 million for the year ended December 31, 2009, a 6.8% increase from $34.5 million in 2008. Net income available to common stockholders in 2007 was $31.7 million. Diluted earnings per common share were $2.18 for 2009, a 6.9% increase from $2.04 in 2008. Diluted earnings per common share were $1.89 in 2007.

The table below shows total assets, investment securities, loans and leases, deposits, common stockholders’ equity, net income available to common stockholders, diluted earnings per common share and book value per common share at December 31, 2009, 2008 and 2007 and the percentage of change year over year.

				% Change
	December 31,			2009	2008
	2009	2008	2007	from 2008	from 2007
	(Dollars in thousands, except per share amounts)
Total assets	$2,770,811	$3,233,303	$2,710,875	(14.3)%	19.3%
Investment securities	506,678	944,783	578,348	(46.4)	63.4
Loans and leases	1,904,104	2,021,199	1,871,135	(5.8)	8.0
Deposits	2,028,994	2,341,414	2,057,061	(13.3)	13.8
Common stockholders’ equity	269,028	252,302	190,829	6.6	32.2
Net income available to common stockholders	36,826	34,474	31,746	6.8	8.6
Diluted earnings per common share	2.18	2.04	1.89	6.9	7.9
Book value per common share	15.91	14.96	11.35	6.4	31.8

Two measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average common stockholders’ equity (“ROE”). ROA measures net income available to common stockholders in relation to average total assets. It is calculated by dividing annual net income available to common stockholders by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2009, the Company’s ROA was 1.23% compared with 1.14% and 1.22%, respectively, for the years ended December 31, 2008 and 2007. ROE measures net income available to common stockholders in relation to average common stockholders’ equity. It is calculated by dividing annual net income available to common stockholders by average common stockholders’ equity and indicates how effectively a company can generate net income on the capital invested by its common stockholders. For the year ended December 31, 2009, the Company’s ROE was 13.75% compared with 16.16% and 17.18%, respectively, for the years ended December 31, 2008 and 2007.

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

The Company’s non-interest expense consists primarily of employee compensation and benefits, net occupancy and equipment expense and other operating expenses. The Company’s results of operations are significantly affected by its provision for loan and lease losses and its provision for income taxes. The following discussion provides a summary of the Company’s operations for the past three years and should be read in conjunction with the consolidated financial statements and related notes presented elsewhere in this report.

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent (“FTE”) basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $12.0 million in 2009, $10.5 million in 2008 and $3.6 million in 2007. No adjustments have been made in this analysis for income exempt from state income taxes or for interest expense deductions disallowed under the provisions of the Internal Revenue Code as a result of investments in certain tax-exempt securities.

2009 compared to 2008

Net interest income for 2009 increased 19.4% to $130.3 million compared to $109.2 million for 2008. Net interest margin was 4.80% in 2009 compared to 3.96% in 2008. The growth in net interest income was a result of the improvement in the Company’s net interest margin, which increased 84 basis points (“bps”) from 2008 to 2009, offset in part by a reduction in the Company’s average earning assets, which decreased 1.5% from 2008 to 2009.

The Company’s improvement in its net interest margin resulted from a combination of factors including (i) improvement in the Company’s spread between yields on loans and leases and rates paid on deposits, (ii) favorable yields achieved on the Company’s investment securities portfolio and (iii) a decrease in the average interest rate paid on the Company’s other interest bearing liabilities. The Company’s net interest margin improved throughout 2009, increasing from 4.52% in the fourth quarter of 2008, to 4.73%, 4.80%, 4.80% and 4.89%, respectively, in each succeeding quarter of 2009.

The reduction in average earning assets in 2009 was due principally to a decrease in the Company’s investment securities portfolio. During 2009 the Company was a net seller of investment securities, reducing its portfolio by $438 million from December 31, 2008 to December 31, 2009 and its average portfolio balance by $27 million in 2009 compared to 2008. This reduction in the investment securities portfolio was a result of the Company’s ongoing evaluations of interest rate risk, including consideration of potential effects of recent United States government monetary and fiscal policy actions.

Yields on average earning assets decreased 47 bps in 2009 compared to 2008. This decrease was due primarily to a 78 bps decline in loan and lease yields in 2009, which was partially offset by a 37 bps increase in the average yield on the Company’s investment securities portfolio.

The 78 bps decrease in loan and lease yields was due primarily to the repricing of the Company’s loan and lease portfolio at lower interest rates during 2009. Beginning in September 2007 and continuing through December 2008, the Federal Open Market Committee (“FOMC”) decreased its federal funds target rate a total of 500 bps, resulting in many of the Company’s variable rate loans repricing to lower rates beginning in the third quarter of 2007 and continuing throughout 2008 and, to a lesser extent, in 2009. Additionally, the Company’s newly originated and renewed loans and leases generally priced at lower rates beginning in the third quarter of 2007 and continuing throughout 2008 and 2009 as a result of these FOMC interest rate decreases.

At December 31, 2009, approximately 53% of the Company’s variable rate loans were at their “floor” rate. In recent years, the Company has included “floor” interest rates in many of its variable rate loan contacts. The inclusion of these floor rates has helped to lessen the impact that falling interest rates have had on the Company’s loan and lease yields.

The 37 bps increase in the Company’s average yield on its investment securities in 2009 compared to 2008 was the result of a 15 bps increase in yield on taxable investment securities, a 16 bps increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of tax-exempt investment securities with generally higher FTE yields than the Company’s taxable investment securities. During 2009 tax-exempt investment securities comprised 56.1% of the average balance of the Company’s investment securities portfolio compared to 48.0% in 2008.

The 78 bps decrease in average earning asset yields in 2009 compared to 2008 was more than offset by a 129 bps decrease in the average rate on interest bearing liabilities, resulting in the overall 84 bps increase in net interest margin in 2009 compared to 2008. The decrease in the average rate on interest bearing liabilities was primarily attributable to a 156 bps decrease in the average rate on interest bearing deposits. This decrease in the average rate on interest bearing deposits was principally due to (i) the FOMC interest rate decreases which resulted in lower rates paid on deposits as they were renewed or repriced and (ii) a favorable shift in the mix of the Company’s interest bearing deposits, resulting in the Company’s average balance of time deposits, which generally pay higher rates than other interest bearing deposits, decreasing to 57.1% of average interest bearing deposits in 2009 from 69.4% in 2008.

The Company’s other borrowing sources include (i) repurchase agreements with customers (“repos”), (ii) other borrowings comprised primarily of Federal Home Loan Bank of Dallas (“FHLB”) advances, and, to a lesser extent, Federal Reserve Bank (“FRB”) borrowings and federal funds purchased, and (iii) subordinated debentures. The rates paid on repos decreased 68 bps for 2009 compared to 2008 primarily as a result of decreases in FOMC federal funds target rate and other rate indices. The rates paid on the Company’s other borrowings increased 21 bps in 2009 compared to 2008 primarily due to lower average balances of short-term

FHLB advances utilized in 2009 compared to 2008. The rates paid on the Company’s subordinated debentures, which are tied to a spread over the 90-day London Interbank Offered Rate (“LIBOR”) and reset periodically, declined 250 bps in 2009 compared to 2008 as a result of the decrease in 90-day LIBOR during 2009.

2008 compared to 2007

Net interest income for 2008 increased 34.5% to $109.2 million compared to $81.2 million for 2007. Net interest margin was 3.96% in 2008 compared to 3.44% in 2007. The growth in net interest income was a result of the improvement in the Company’s net interest margin, which increased 52 bps from 2007 to 2008, and growth in the Company’s average earnings assets, which increased 16.6% from 2007 to 2008. The Company’s improvement in its net interest margin resulted from a combination of factors including favorable yields achieved on a large volume of tax-exempt investment securities purchased during 2008 and improvement in the Company’s spread between yields on loans, leases and other investment securities and rates paid on deposits and other funding sources. The Company’s net interest margin improved throughout 2008, increasing from 3.47% in the fourth quarter of 2007, to 3.69%, 3.77%, 3.82% and 4.52%, respectively, in each succeeding quarter of 2008.

Yields on average earning assets decreased 62 bps in 2008 compared to 2007. This decrease was due primarily to a 113 bps decline in loan and lease yields in 2008, which was partially offset by a 93 bps increase in the average yield on the Company’s investment securities.

The 113 bps decrease in loan and lease yields was due primarily to the repricing of the Company’s loan and lease portfolio at lower interest rates during 2008. As previously discussed, beginning in September 2007 and continuing through December 2008, the FOMC decreased its federal funds target rate a total of 500 bps, resulting in many of the Company’s variable rate loans repricing to lower rates beginning in the third quarter of 2007 and continuing throughout 2008. Additionally, the Company’s newly originated and renewed loans and leases generally priced at lower rates beginning in the third quarter of 2007 and continuing throughout 2008 as a result of these FOMC interest rate decreases.

The 93 bps increase in the Company’s average yield on its investment securities in 2008 compared to 2007 was the result of a six bps increase in yield on taxable investment securities, a 101 bps increase in yield on tax-exempt investment securities and a shift in the composition of the portfolio to include a higher proportion of tax-exempt investment securities. Beginning in February 2008 and continuing through December, the Company purchased various tax-exempt investment securities with favorable yields.

The 62 bps decrease in average earning asset yields in 2008 compared to 2007 was more than offset by a 121 bps decrease in the average rate on interest bearing liabilities, resulting in the overall 52 bps increase in net interest margin in 2008 compared to 2007. The decrease in the average rate on interest bearing liabilities was primarily attributable to a 123 bps decrease in the average rate of interest bearing deposits. This decrease in the average rate on interest bearing deposits was attributable to (i) the FOMC interest rate decreases through December 2008 which resulted in lower rates paid on deposits as they were renewed or repriced and (ii) a favorable shift in the mix of the Company’s interest bearing deposits, resulting in the Company’s average balance of time deposits, which generally pay higher rates than other interest bearing deposits, decreasing to 69.4% of average interest bearing deposits in 2008 from 72.7% in 2007.

The rates on the Company’s other funding sources also declined in 2008 compared to 2007 primarily as a result of decreases in the FOMC federal funds target rate and other interest rate indices in 2008. The Company’s other borrowings decreased 89 bps in 2008 compared to 2007. The rates paid on the Company’s subordinated debentures declined 201 bps in 2008 compared to 2007 as a result of the decrease in 90-day LIBOR during 2008.

Analysis of Net Interest Income

(FTE = Fully Taxable Equivalent)

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Interest income	$165,908	$183,003	$176,970
FTE adjustment	12,015	10,483	3,559

Interest income - FTE	177,923	193,486	180,529
Interest expense	47,585	84,302	99,352

Net interest income - FTE	$130,338	$109,184	$81,177

Yield on interest earning assets - FTE	6.55%	7.02%	7.64%
Rate on interest bearing liabilities	1.95	3.24	4.45
Net interest margin - FTE	4.80	3.96	3.44

The following table sets forth certain information relating to the Company’s net interest income for the years ended December 31, 2009, 2008 and 2007. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale (“AFS”) and other-than-temporary impairment writedowns. The yields on loans and leases include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. The yields on investment securities include amortization of premiums and accretion of discounts. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2009			2008			2007
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$552	$10	1.88%	$470	$13	2.77%	$311	$19	6.08%
Investment securities:
Taxable	322,215	18,314	5.68	395,484	21,858	5.53	452,831	24,775	5.47
Tax-exempt - FTE	411,710	34,282	8.33	365,413	29,856	8.17	139,724	10,011	7.16
Loans and leases - FTE	1,981,454	125,317	6.32	1,995,231	141,759	7.10	1,770,283	145,724	8.23

Total earning assets - FTE	2,715,931	177,923	6.55	2,756,598	193,486	7.02	2,363,149	180,529	7.64
Non-interest earning assets	286,190			261,109			238,150

Total assets	$3,002,121			$3,017,707			$2,601,299

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$832,808	$7,128	0.86%	$628,183	$9,282	1.48%	$521,875	$13,715	2.63%
Time deposits of $100,000 or more	699,281	13,504	1.93	906,306	35,464	3.91	899,666	45,858	5.10
Other time deposits	409,969	9,848	2.40	516,655	19,425	3.76	487,382	23,567	4.84

Total interest bearing deposits	1,942,058	30,480	1.57	2,051,144	64,171	3.13	1,908,923	83,140	4.36
Repurchase agreements with customers	52,549	592	1.13	43,916	796	1.81	44,071	1,603	3.64
Other borrowings	384,854	14,375	3.74 (1)	441,288	15,574	3.53 (1)	215,872	9,543	4.42 (1)
Subordinated debentures	64,950	2,138	3.29	64,950	3,761	5.79	64,950	5,066	7.80

Total interest bearing liabilities	2,444,411	47,585	1.95	2,601,298	84,302	3.24	2,233,816	99,352	4.45
Non-interest bearing liabilities:
Non-interest bearing deposits	207,782			184,563			168,786
Other non-interest bearing liabilities	18,010			11,061			12,162

Total liabilities	2,670,203			2,796,922			2,414,764
Preferred stock, net of unamortized discount	60,708			4,098			—
Common stockholders’ equity	267,768			213,271			184,819
Noncontrolling interest	3,442			3,416			1,716

Total liabilities and stockholders’ equity	$3,002,121			$3,017,707			$2,601,299

Net interest income - FTE		$130,338			$109,184			$81,177

Net interest margin - FTE			4.80%			3.96%			3.44%

(1)	The interest expense and rates for other borrowings were impacted by interest capitalized on construction projects in the amount of $0.4 million, $1.1 million and $1.3 million, respectively, for the years ended December 31, 2009, 2008 and 2007. In the absence of this capitalization, these rates would have been 3.84%, 3.78% and 5.03%, respectively, for the years ended December 31, 2009, 2008 and 2007.

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

Analysis of Changes in Net Interest Income - FTE

	2009 over 2008			2008 over 2007
	Volume	Yield/ Rate	Net Change	Volume	Yield/ Rate	Net Change
	(Dollars in thousands)
Increase (decrease) in:
Interest income - FTE:
Interest earning deposits and federal funds sold	$1	$(4)	$(3)	$4	$(10)	$(6)
Investment securities:
Taxable	(4,137)	593	(3,544)	(2,932)	15	(2,917)
Tax-exempt - FTE	3,841	585	4,426	18,434	1,411	19,845
Loans and leases - FTE	(879)	(15,563)	(16,442)	16,039	(20,004)	(3,965)

Total interest income - FTE	(1,174)	(14,389)	(15,563)	31,545	(18,588)	12,957

Interest expense:
Savings and interest bearing transaction	1,741	(3,895)	(2,154)	1,569	(6,002)	(4,433)
Time deposits of $100,000 or more	(4,015)	(17,945)	(21,960)	312	(10,706)	(10,394)
Other time deposits	(2,550)	(7,027)	(9,577)	1,122	(5,264)	(4,142)
Repurchase agreements with customers	95	(299)	(204)	(1)	(806)	(807)
Other borrowings	(2,126)	927	(1,199)	7,952	(1,921)	6,031
Subordinated debentures	—	(1,623)	(1,623)	—	(1,305)	(1,305)

Total interest expense	(6,855)	(29,862)	(36,717)	10,954	(26,004)	(15,050)

Increase (decrease) in net interest income - FTE	$5,681	$15,473	$21,154	$20,591	$7,416	$28,007

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

2009 compared to 2008

Non-interest income for 2009 increased 163.8% to $51.1 million compared to $19.3 million in 2008. The large increase in non-interest income for 2009 was primarily attributable to significant gains on investment securities.

Service charges on deposit accounts increased 3.4% to $12.4 million in 2009 compared to $12.0 million in 2008. This increase was due, in part, to the Company’s growth in transaction account deposits, which grew $113 million and increased from 44.3% to 56.8% of total deposits from December 31, 2008 to December 31, 2009.

Mortgage lending income increased 49.5% to $3.3 million in 2009 compared to $2.2 million in 2008. Originations of mortgage loans for sale, including both originations for home purchases and refinancings of existing mortgages, increased 43.7% to $183.6 million in 2009 compared to $128.0 million in 2008. Mortgage originations for home purchases were 39% of 2009 origination volume compared to 52% in 2008. Refinancing of existing mortgages accounted for 61% of the Company’s 2009 origination volume compared to 48% in 2008.

Trust income increased 18.6% to $3.1 million in 2009 compared to $2.6 million in 2008. This increase was primarily the result of continued growth in both personal and corporate trust business through adding new accounts and growing existing relationships during 2009.

BOLI income decreased 22.9% to $3.2 million in 2009 compared to $4.1 million in 2008. BOLI income was comprised of (i) increases in cash surrender value of $1.9 million in 2009 compared to $2.0 million in 2008 and (ii) $1.3 million of income from BOLI death benefits in 2009 compared to $2.1 million in 2008.

Net gains on investment securities, including the impairment charge discussed below, were $27.0 million in 2009 compared to net losses of $3.4 million in 2008. The Company sold approximately $529 million of its investment securities in 2009 and approximately $14 million of its investment securities in 2008. The Company’s investment securities portfolio included one security during 2009 categorized as a collateralized debt obligation (“CDO”). This CDO has performed in accordance with its terms and is not in default, but, because of its credit rating being downgraded to below investment grade and other factors, the Company determined during the third quarter of 2009 that it no longer expects to hold this security until maturity or until such time as fair value recovers to or above cost. As a result of the Company’s intent to dispose of this security, the Company recorded a $0.9 million charge during the third quarter of 2009 to reduce the carrying value of this security to $0.1 million.

Net losses on sales of other assets were $0.2 million in 2009 compared to net losses of $0.5 million in 2008. Non-interest income from all other sources was $2.2 million in 2009 compared to $2.4 million in 2008.

2008 compared to 2007

Non-interest income for 2008 decreased 15.8% to $19.3 million compared to $23.0 million in 2007.

Service charges on deposit accounts decreased 1.5% to $12.0 million in 2008 compared to $12.2 million in 2007. The Company believes this decrease was primarily due to a generally lower level of economic activity in 2008 compared to 2007.

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

BOLI income increased 115.3% to $4.1 million in 2008 compared to $1.9 million in 2007. BOLI income was comprised of (i) increases in cash surrender value of $2.0 million in 2008 compared to $1.9 million in 2007 and (ii) $2.1 million of income from BOLI death benefits in 2008 compared to no death benefits in 2007.

Net losses on investment securities, including the impairment charge discussed below, were $3.4 million in 2008 compared to net gains of $0.5 million in 2007. The Company sold approximately $14 million of its investment securities in 2008 and approximately $56 million of its investment securities in 2007. During 2008 the Company determined that a bond issued by SLM Corporation (“Sallie Mae”) with a carrying value of $10.0 million and an estimated fair value of $7.0 million was other-than-temporarily impaired. As a result, the Company recorded a pretax impairment charge of $3.0 million in 2008 to write down the carrying value of the Sallie Mae bond to its estimated fair value. This bond was subsequently sold in 2009.

Net losses on sales of other assets were $0.5 million in 2008 compared to net gains of $0.5 million in 2007. On December 31, 2008, a limited liability company providing low to moderate income housing in which the Company had an investment completed a planned liquidation. As a result the Company received its share of the underlying assets, comprised of $3.9 million par value of tax-exempt investment securities. Because of the wide credit spreads attributable to such securities on the date of distribution, the Company determined that its $3.9 million investment should be written down to $3.4 million, which represented the estimated fair value of the investment securities received from dissolution of the entity. This writedown accounted for substantially all of the Company’s net losses on sales of other assets in 2008. The majority of these investment securities were subsequently sold in 2009.

Non-interest income from all other sources was $2.4 million in 2008 compared to $3.0 million in 2007. During 2007 the Company benefited from $0.5 million of other non-interest income from the settlement of a contested branch application.

The table below shows non-interest income for the years ended December 31, 2009, 2008 and 2007.

Non-Interest Income

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Service charges on deposit accounts	$12,421	$12,007	$12,193
Mortgage lending income	3,312	2,215	2,668
Trust income	3,078	2,595	2,223
Bank owned life insurance income	3,186	4,131	1,919
Appraisal, credit life commissions and other credit related fees	491	456	498
Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees	1,231	1,218	1,160
Gains (losses) on investment securities	26,982	(3,433)	520
(Losses) gains on sales of other assets	(177)	(544)	487
Other	527	704	1,307

Total non-interest income	$51,051	$19,349	$22,975

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses.

2009 compared to 2008

Non-interest expense for 2009 increased 26.2% to $68.6 million compared to $54.4 million in 2008. The Company’s efficiency ratio for 2009 was 37.8% compared to 42.3% in 2008. This improvement in the efficiency ratio in 2009 resulted from the Company’s total revenue (the sum of FTE net interest income and non-interest income) increasing at a faster rate than its non-interest expense.

Salaries and employee benefits, the Company’s largest component of non-interest expense, increased 5.7% to $31.8 million in 2009 from $30.1 million in 2008. The Company had 722 full-time equivalent employees at December 31, 2009, an increase of 2.4% from 705 full-time equivalent employees at December 31, 2008.

Net occupancy and equipment expense for 2009 increased 9.7% to $9.7 million compared to $8.9 million in 2008. During 2009 the Company added new banking offices in downtown Little Rock, Arkansas and Allen, Texas and closed a small office in North Little Rock, Arkansas where the leased space became unavailable. At December 31, 2009, the Company had 73 offices, including 65 banking offices in Arkansas, seven Texas banking offices and one loan production office in Charlotte, North Carolina. At December 31, 2008, the Company had 72 offices.

Other operating expenses for 2009 increased 75.8% to $27.0 million compared to $15.4 million in 2008. The significant increase in other operating expenses was primarily attributable to increases in (i) Federal Deposit Insurance Corporation (“FDIC”) insurance expense, (ii) loan collection and repossession expense, (iii) write downs on other real estate owned, and (iv) other expenses.

The Company’s FDIC insurance expense increased 279.4% to $4.3 million in 2009 compared to $1.1 million in 2008. This large increase was due to (i) a special assessment levied by the FDIC on all insured institutions during the second quarter of 2009, relating to the rebuilding of the FDIC’s Deposit Insurance Fund, which resulted in the Company incurring $1.3 million of expense and (ii) higher FDIC base insurance premium assessments for 2009 applicable to all FDIC insured institutions which resulted in increased expense of $1.9 million.

The Company’s loan collection and repossession expense increased 300.3% to $4.0 million in 2009 compared to $1.0 million in 2008. This increase was primarily attributable to the increased volume of foreclosure and repossession activity in 2009 compared to 2008.

During 2009 the Company recorded write downs on other real estate owned of $4.0 million compared to $1.0 million in 2008. The increase in write downs of other real estate owned in 2009 was primarily attributable to the higher volume of other real estate owned in 2009 and declines in the value of assets held in other real estate owned in 2009 as a result of economic and real estate market conditions and other factors.

The increase in other expenses in 2009 included (i) a $0.6 million write off of capitalized branch costs and (ii) a $1.0 million impairment charge on an equity investment in a real estate development project. The $0.6 million write off of capitalized branch costs resulted from the Company’s decision to indefinitely delay construction of five Arkansas branches for which it had previously incurred architectural, engineering and other capitalized pre-construction costs. It is presently uncertain as to when or if the Company will proceed with construction. The $1.0 million impairment charge resulted from the Company’s only equity investment in a real estate development project. Because the project is selling at a slower than expected pace, the Company recognized the impairment charge which reduced the Company’s investment to $2.55 million, equaling the net present value of the proceeds expected to be realized using a 15% compounded annual discount rate.

2008 compared to 2007

Non-interest expense for 2008 increased 12.7% to $54.4 million compared to $48.3 million in 2007. The Company’s efficiency ratio for 2008 was 42.3% compared to 46.3% in 2007. This improvement in the effeciency ratio resulted from the Company’s total revenue (the sum of FTE net interest income and non-interest income) increasing at a faster rate than its non-interest expense in 2008.

Salaries and employee benefits, the Company’s largest component of non-interest expense, increased 5.1% to $30.1 million in 2008 from $28.7 million in 2007. The Company had 705 full-time equivalent employees at December 31, 2008, an increase of 2.3% from 689 full-time equivalent employees at December 31, 2007.

During 2008 the Company added a new banking office in Lewisville, Texas and its new corporate headquarters in Little Rock, Arkansas, which opened in December. Simultaneous with the opening of the new headquarters, which includes a retail banking office, the Company closed a nearby Wal-Mart Supercenter branch and a nearby loan production office. At December 31, 2008, the Company had 71 full-service banking offices and one loan production office compared to 70 full-service banking offices and two loan production offices at December 31, 2007.

The following table shows non-interest expense for the years ended December 31, 2009, 2008 and 2007.

Non-Interest Expense

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Salaries and employee benefits	$31,847	$30,132	$28,661
Net occupancy and equipment expense	9,740	8,882	8,098
Other operating expenses:
Postage and supplies	1,530	1,633	1,620
Telephone and data lines	1,806	1,630	1,415
Advertising and public relations	1,083	1,204	1,057
Professional and outside services	1,793	1,537	1,077
Software expense	1,524	1,261	1,201
FDIC and state assessments	673	664	624
FDIC insurance	4,291	1,131	701
ATM expense	745	633	674
Loan collection and repossession expense	3,999	999	328
Write down of other real estate owned	4,009	1,042	122
Amortization of intangibles	110	214	262
Other	5,482	3,447	2,414

Total non-interest expense	$68,632	$54,409	$48,254

Income Taxes

The Company’s provision for income taxes was $12.9 million for the year ended December 31, 2009 compared to $9.9 million in 2008 and $14.4 million in 2007. Its effective income tax rates were 22.98%, 22.24% and 31.27%, respectively, for 2009, 2008 and 2007. The effective tax rate increased 74 bps in 2009 compared to 2008. The effective tax rate decreased 903 bps in 2008 compared to 2007, primarily due to (i) the significant increase, both in volume and as a percentage of earning assets, in investment securities which are exempt from federal and/or state income taxes and (ii) the $2.1 million of non-taxable income from death benefits on BOLI in 2008 compared to none in 2007. The effective tax rates for all periods were also affected by various other factors including other non-taxable income and non-deductible expenses.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2009, the Company’s loan and lease portfolio was $1.90 billion, a decrease of 5.8% from $2.02 billion at December 31, 2008. Economic conditions in 2009 diminished both the demand for loans and leases and the quality of many credit applications, resulting in the volume of new loan and lease originations in 2009 being more than offset by loan and lease paydowns.

As of December 31, 2009, the Company’s loan and lease portfolio consisted of 85.7% real estate loans, 7.9% commercial and industrial loans, 3.4% consumer loans, 2.1% direct financing leases and 0.8% agricultural loans (non-real estate). Real estate loans, the Company’s largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens. Real estate loans decreased 2.1% from $1.67 billion at December 31, 2008 to $1.63 billion at December 31, 2009.

The amount and type of loans and leases outstanding are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$282,733	$275,281	$279,375	$281,400	$271,989
Non-farm/non-residential	606,880	551,821	445,303	433,998	375,628
Construction/land development	600,342	694,527	684,775	514,899	366,827
Agricultural	86,237	84,432	91,810	88,021	74,644
Multifamily residential	55,860	61,668	31,414	50,202	31,142

Total real estate	1,632,052	1,667,729	1,532,677	1,368,520	1,120,230
Commercial and industrial	150,208	206,058	173,128	148,853	109,459
Consumer	63,561	75,015	87,867	86,048	78,916
Direct financing leases	40,353	50,250	53,446	49,705	38,060
Agricultural (non-real estate)	15,509	19,460	22,439	22,298	20,605
Other	2,421	2,687	1,578	1,965	3,453

Total loans and leases	$1,904,104	$2,021,199	$1,871,135	$1,677,389	$1,370,723

The amount and percentage of the Company’s loan and lease portfolio by state of originating office are reflected in the following table.

Loan and Lease Portfolio by State of Originating Office

	December 31,
	2009		2008		2007
Loans and Leases Attributable to Offices In	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,148,053	60.3%	$1,333,420	66.0%	$1,461,657	78.1%
Texas	643,575	33.8	588,875	29.1	315,960	16.9
North Carolina	112,476	5.9	98,904	4.9	93,518	5.0

Total	$1,904,104	100.0%	$2,021,199	100.0%	$1,871,135	100.0%

The amount and type of the Company’s real estate loans at December 31, 2009 based on the metropolitan statistical area (“MSA”) and other geographic areas in which the principal collateral is located are reflected in the following table. Data for individual states is separately presented when aggregate real estate loans in that state exceed $10 million.

Geographic Distribution of Real Estate Loans

	Residential 1-4 Family	Non-Farm/ Non- Residential	Construction/ Land Development	Agricultural	Multifamily Residential	Total
	(Dollars in thousands)
Arkansas:
Little Rock - North Little Rock, AR MSA	$78,235	$178,473	$88,871	$10,730	$7,331	$363,640
Fort Smith, AR MSA	38,971	49,044	10,220	6,500	3,111	107,846
Fayetteville - Springdale - Rogers, AR MSA	8,765	17,784	22,518	6,508	—	55,575
Hot Springs, AR MSA	8,715	8,339	7,096	—	1,557	25,707
Western Arkansas(1)	29,999	41,052	7,739	13,623	1,527	93,940
Northern Arkansas(2)	85,121	35,817	14,358	44,834	584	180,714
All other Arkansas(3)	7,733	15,798	2,879	2,478	—	28,888

Total Arkansas	257,539	346,307	153,681	84,673	14,110	856,310

Texas:
Dallas - Fort Worth - Arlington, TX MSA	3,113	106,042	186,528	—	25,104	320,787
Houston - Baytown - Sugar Land, TX MSA	—	11,856	42,027	—	—	53,883
San Antonio, TX MSA	—	—	18,340	—	—	18,340
Austin - Round Rock, TX MSA	—	—	16,481	—	—	16,481
Texarkana, TX - Texarkana, AR MSA	10,340	11,388	3,897	388	3,917	29,930
All other Texas(3)	465	15,288	29,015	—	—	44,768

Total Texas	13,918	144,574	296,288	388	29,021	484,189

North Carolina/South Carolina:
Charlotte - Gastonia - Concord, NC/SC MSA	1,722	35,795	40,029	—	2,195	79,741
All other North Carolina(3)	237	12,576	45,328	—	—	58,141
All other South Carolina(3)	5,810	7,548	5,199	—	6,449	25,006

Total North Carolina/ South Carolina	7,769	55,919	90,556	—	8,644	162,888

California	—	2,669	31,004	—	—	33,673
Virginia	—	—	17,961	—	—	17,961
Oklahoma(4)	143	15,314	1,781	—	—	17,238
All other states(3)(5)	3,364	42,097	9,071	1,176	4,085	59,793

Total real estate loans	$282,733	$606,880	$600,342	$86,237	$55,860	$1,632,052

(1)	This geographic area includes the following counties in Western Arkansas: Conway, Johnson, Logan, Pope and Yell counties.
(2)	This geographic area includes the following counties in Northern Arkansas: Baxter, Boone, Carroll, Fulton, Marion, Newton, Searcy and Van Buren counties.
(3)	These geographic areas include all MSA and non-MSA areas that are not separately reported.
(4)	This geographic area includes all loans in Oklahoma except loans in Le Flore and Sequoyah counties which are included in the Fort Smith, Arkansas MSA above.
(5)	Includes all states not separately presented above.

The amount and type of non-farm/non-residential loans at December 31, 2009 and 2008, and their respective percentage of the total non-farm/non-residential loan portfolio are reflected in the following table.

Non-Farm/Non-Residential Loans

	December 31,
	2009		2008
	Amount	%	Amount	%
	(Dollars in thousands)
Retail, including shopping centers and strip centers	$182,343	30.0%	$143,565	26.0%
Churches and schools	58,601	9.6	75,371	13.7
Office, including medical offices	53,797	8.9	62,644	11.3
Office warehouse, warehouse and mini-storage	64,608	10.6	41,253	7.5
Gasoline stations and convenience stores	17,942	3.0	15,938	2.9
Hotels and motels	39,206	6.5	24,046	4.4
Restaurants and bars	45,597	7.5	47,489	8.6
Manufacturing and industrial facilities	34,859	5.7	25,933	4.7
Nursing homes and assisted living centers	30,171	5.0	22,516	4.1
Hospitals, surgery centers and other medical	38,662	6.4	52,715	9.5
Golf courses, entertainment and recreational facilities	15,162	2.5	12,873	2.3
Other non-farm/non-residential	25,932	4.3	27,478	5.0

Total	$606,880	100.0%	$551,821	100.0%

The amount and type of construction/land development loans at December 31, 2009 and 2008, and their respective percentage of the total construction/land development loan portfolio are reflected in the following table.

Construction/Land Development Loans

	December 31,
	2009		2008
	Amount	%	Amount	%
	(Dollars in thousands)
Unimproved land	$98,386	16.4%	$92,118	13.3%
Land development and lots:
1-4 family residential and multifamily	189,691	31.6	219,174	31.6
Non-residential	74,744	12.5	102,598	14.8
Construction:
1-4 family residential:
Owner occupied	12,878	2.1	19,537	2.8
Non-owner occupied:
Pre-sold	6,626	1.1	14,791	2.1
Speculative	54,719	9.1	75,233	10.8
Multifamily	78,540	13.1	17,830	2.6
Industrial, commercial and other	84,758	14.1	153,246	22.0

Total	$600,342	100.0%	$694,527	100.0%

The establishment of interest reserves for construction and development loans is established banking practice, but the handling of such interest reserves varies widely within the industry. Many of the Company’s construction and development loans provide for the use of interest reserves, and based upon its knowledge of general industry practices, the Company believes that its practices related to such interest reserves, discussed below, are appropriate and conservative. When the Company underwrites construction and development loans, it considers the expected total project costs, including hard costs such as land, site work and construction costs and soft costs such as architectural and engineering fees, closing costs, leasing commissions and construction period interest. Based on the total project costs and other factors, the Company determines the required borrower cash equity contribution and the maximum amount the Company is willing to loan. In the vast majority of cases, the Company requires that all of the borrower’s cash equity contribution be contributed prior to any material loan advances. This ensures that the borrower’s cash equity required to complete the project will in fact be available for such purposes. As a result of this practice, the borrower’s cash equity typically goes toward the purchase of the land and early stage hard costs and soft costs. This results in the Company funding the loan later as the project progresses, and accordingly the Company typically funds the majority of the construction period interest through loan advances. However, when the Company initially determines the borrower’s cash equity requirement, the Company typically requires the borrower’s cash equity to cover a majority, or all, of the soft costs, including an amount equal to construction period interest, and an appropriate portion of the hard costs. During 2009, the Company advanced construction period interest totaling approximately $9.1 million on construction and development loans. While the Company advanced these sums as part of the funding process, the Company believes that the borrowers in effect had in most cases already provided for these sums as part of their initial equity contribution. Specifically, the maximum committed balance of all construction and development loans which provide for the use of interest reserves at December 31, 2009 was approximately $464 million, of which $379 million was outstanding at December 31, 2009 and $85 million remained to be advanced. The weighted average loan to cost on such loans, assuming such loans are ultimately fully advanced, will be approximately 65%, which means that the weighted average cash equity contributed on such loans, assuming such loans are ultimately fully advanced, will be approximately 35%. The weighted average final loan to value ratio on such loans, based on the most recent appraisals and assuming such loans are ultimately fully advanced, is expected to be approximately 57%.

Loan and Lease Maturities

The following table reflects loans and leases grouped by remaining maturities at December 31, 2009 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$641,280	$896,987	$93,785	$1,632,052
Commercial, industrial and agricultural	82,222	78,891	4,604	165,717
Consumer	15,349	46,405	1,807	63,561
Direct financing leases	3,146	37,207	—	40,353
Other	933	1,488	—	2,421

Total	$742,930	$1,060,978	$100,196	$1,904,104

Fixed rate	$293,004	$531,471	$69,092	$893,567
Floating rate (not at a floor or ceiling rate)	77,000	39,617	12,600	129,217
Floating rate (at floor rate)	372,926	489,890	18,458	881,274
Floating rate (at ceiling rate)	—	—	46	46

Total	$742,930	$1,060,978	$100,196	$1,904,104

The following table reflects loans and leases as of December 31, 2009 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Through 2 Years	Over 2 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
			(Dollars in thousands)
Fixed rate	$345,847	$224,846	$164,938	$111,216	$46,720	$893,567
Floating rate (not at a floor or ceiling rate)	124,137	614	3,280	1,186	—	129,217
Floating rate (at floor rate)(1)	879,817	—	162	1,295	—	881,274
Floating rate (at ceiling rate)	46	—	—	—	—	46

Total	$1,349,847	$225,460	$168,380	$113,697	$46,720	$1,904,104

Percentage of total	70.9%	11.8%	8.9%	5.9%	2.5%	100.0%
Cumulative percentage of total	70.9	82.7	91.6	97.5	100.0

(1)	The inclusion of a floor rate in many of the Company’s loans and leases has lessened the impact of falling interest rates on the Company’s loan and lease yields. Conversely, many loans and leases with floor rates will not immediately reprice in a rising rate environment if the interest rate index and margin on such loans and leases continue to result in a computed interest rate less than the applicable floor rate. The earnings simulation model results included in the interest rate risk section of this Management’s Discussion and Analysis include consideration of the impact of all interest rate floors and ceilings in loans and leases.

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

Nonperforming Assets

	December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Nonaccrual loans and leases	$23,604	$15,382	$6,610	$5,713	$3,385
Accruing loans and leases 90 days or more past due	—	—	26	—	—
Restructured loans and leases(1)	—	—	—	—	—

Total nonperforming loans and leases	23,604	15,382	6,636	5,713	3,385
Foreclosed assets held for sale and repossessions(2)	61,148	10,758	3,112	407	356

Total nonperforming assets	$84,752	$26,140	$9,748	$6,120	$3,741

Nonperforming loans and leases to total loans and leases	1.24%	0.76%	0.35%	0.34%	0.25%
Nonperforming assets to total assets	3.06	0.81	0.36	0.24	0.18

(1)	All restructured loans and leases as of the dates shown were on nonaccrual status and are included as nonaccrual loans and leases in this table.
(2)	Foreclosed assets held for sale and repossessions are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The values of such assets are reviewed from time to time throughout the holding period with the value adjusted through non-interest expense to the then estimated market value net of estimated selling costs, if lower, until disposition.

While most of the Company’s markets appear to have been less significantly impacted by weaker economic conditions than many markets nationally, the Company has not been immune to the effects of the slower economic conditions and the slow down in housing and other real estate activity.

The increases during both 2009 and 2008 in the Company’s volume of nonperforming loans and leases and ratio of nonperforming loans and leases to total loans and leases were not due to a specific customer or a specific market, but resulted from a number of loans and leases spread across the Company’s market areas.

The increase during 2009 in the Company’s volume of foreclosed assets held for sale and repossessions and the related increase in the ratio of nonperforming assets to total assets at December 31, 2009 compared to December 31, 2008 is primarily attributable to four credit relationships which were placed on non-accrual status and then transferred into other real estate owned in 2009 at the estimated fair value of the collateral received by the Company in satisfaction of the debts. The other real estate owned resulting from these four previous credit relationships includes (i) 688 residential lots, one commercial lot and a clubhouse that comprise two separate lot development projects in the Fayetteville-Springdale-Rogers, AR MSA in northwest Arkansas, (ii) a number of houses, townhouses and duplexes, a small commercial building, and commercial, residential and duplex lots, all in the Fayetteville-Springdale-Rogers, AR MSA, (iii) approximately 60 acres of undeveloped land located near the Dallas, Texas central business district and (iv) a 476-unit apartment complex located in Arlington, Texas.

The increase during 2008 in the Company’s volume of foreclosed assets held for sale and repossessions and the related increase in the ratio of nonperforming assets to total assets at December 31, 2008 compared to December 31, 2007 was not due to a specific customer or a specific market, but resulted from a number of assets spread across the Company’s market areas.

In accordance with the provisions of Accounting Standards Codification (“ASC”) Topic 310, “Receivables” at December 31, 2009, the Company had reduced the carrying value of its impaired loans and leases (all of which were included in nonaccrual loans and leases) by $9.7 million to the estimated fair value of such loans and leases of $19.2 million. The $9.7 million adjustment to reduce the carrying value of impaired loans and leases to estimated fair value consisted of $8.1 million of partial charge-offs and $1.7 million of specific loan and lease loss allocations.

The following table presents information concerning the geographic location of nonperforming assets at December 31, 2009. Nonaccrual loans and leases are reported in the physical location of the principal collateral. Other real estate owned is reported in the physical location of the asset. Repossessions are reported at the physical location where the borrower resided or had its principal place of business at the time of repossession.

Geographic Distribution of Nonperforming Assets

	Nonaccrual Loans and Leases	Other Real Estate Owned and Repossessions	Total Nonperforming Assets
	(Dollars in thousands)
Arkansas	$15,943	$32,258	$48,201
Texas	4,541	28,457	32,998
North Carolina	1,112	—	1,112
South Carolina	1,937	344	2,281
All other	71	89	160

Total	$23,604	$61,148	$84,752

Allowance and Provision for Loan and Lease Losses

The Company’s allowance for loan and lease losses was $39.6 million at December 31, 2009, or 2.08% of total loans and leases, compared with $29.5 million, or 1.46% of total loans and leases, at December 31, 2008. The allowance for loan and lease losses was $19.6 million, or 1.05% of loans and leases, at December 31, 2007. The Company’s allowance for loan and lease losses was equal to 168% of its total nonperforming loans and leases at December 31, 2009 compared to 192% at December 31, 2008 and 295% at December 31, 2007. The increase in the allowance for loan and lease losses is due to a number of factors, including changes in loss estimates for individual loans and leases and certain categories of loans and leases, slower economic and housing market conditions and uncertainty regarding economic conditions in general. While the Company believes the current allowance is appropriate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

The amounts of provision to the allowance for loan and lease losses are based on the Company’s analysis of the adequacy of the allowance for loan and lease losses utilizing the criteria discussed below. The provision for loan and lease losses for 2009 was $44.8 million compared to $19.0 million in 2008 and $6.2 million in 2007. The Company’s increase in its provision for loan and lease losses and its net charge-offs for 2009 compared to 2008 were significantly impacted by slower economic conditions, including the write-downs of the carrying value of the four credit relationships previously discussed, and other factors.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Balance, beginning of period	$29,512	$19,557	$17,699	$17,007	$16,133
Loans and leases charged off:
Real estate:
Residential 1-4 family	1,619	1,079	215	124	196
Non-farm/non-residential	3,182	552	182	132	47
Construction/land development	20,188	3,059	796	58	—
Agricultural	844	645	37	—	—
Multifamily/residential	4,355	250	—	—	—

Total real estate	30,188	5,585	1,230	314	243
Commercial and industrial	3,347	1,259	1,798	872	706
Consumer	1,303	1,783	1,046	709	785
Direct financing leases	648	734	367	63	—
Agricultural (non-real estate)	399	270	203	107	50

Total loans and leases charged off	35,885	9,631	4,644	2,065	1,784

Recoveries of loans and leases previously charged off:
Real estate:
Residential 1-4 family	99	55	25	5	53
Non-farm/non-residential	147	76	3	4	17
Construction/land development	82	29	—	4	23
Agricultural	—	—	19	—	—
Multifamily residential	1	—	—	—	—

Total real estate	329	160	47	13	93
Commercial and industrial	566	51	62	47	102
Consumer	183	317	209	234	152
Direct financing leases	67	21	27	13	—
Agricultural (non-real estate)	47	12	7	—	11

Total recoveries	1,192	561	352	307	358

Net loans and leases charged off	34,693	9,070	4,292	1,758	1,426
Provision charged to operating expense	44,800	19,025	6,150	2,450	2,300

Balance, end of period	$39,619	$29,512	$19,557	$17,699	$17,007

Net charge-offs to average loans and leases	1.75%	0.45%	0.24%	0.12%	0.11%
Allowance for loan and lease losses to total loans and leases	2.08%	1.46%	1.05%	1.06%	1.24%
Allowance for loan and lease losses to nonperforming loans and leases	168%	192%	295%	310%	502%

Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with ASC Topic 310 “Receivables” and ASC Topic 450, “Contingencies,” and are based on the Company’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system and specific allowances determined in accordance with ASC Topic 310. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its allowance for loan and lease losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases, and other relevant factors.

The Company’s internal grading system analysis assigns grades to all loans and leases except residential 1-4 family loans and consumer loans. Graded loans and leases are assigned to one of seven risk grades, with each grade being assigned a specific allowance allocation percentage. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. Residential 1-4 family and consumer loans are assigned an allowance allocation percentage based on past due status. Allowance allocation percentages for the various risk grades and past due categories are determined by management and are adjusted periodically. In determining these allowance allocation percentages, management considers, among other factors, historical loss percentages for risk-rated loans and leases, residential 1-4 family loans and consumer loans. Additionally, management considers a variety of subjective criteria in determining the allowance allocation percentages.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease to be impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Most of the Company’s nonaccrual loans and leases and loans and leases that have been restructured from their original contractual terms are considered impaired. Many of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is (i) specifically considered in the determination of the allowance for loan and lease losses or (ii) immediately charged off as a reduction of the allowance for loan and lease losses.

The Company maintains specific reserves for certain loans and leases not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine whether a specific reserve is needed for the loan or lease. For the purpose of calculating the amount of the specific reserve appropriate for any such loan or lease, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for a specific reserve exceeds its net collateral value or its estimated discounted cash flows, such excess is allocated as a specific reserve for purposes of the determination of the allowance for loan and lease losses.

The Company also includes further allowance allocation for risk-rated and certain other loans, including commercial real estate loans, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values, and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors.

The sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance determined by management that reflects inherent but undetected losses in the portfolio and imprecision in the allowance methodology, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses. The portion of the allowance that is not derived by the allowance allocation percentages compensates for the uncertainty and complexity in estimating loan and lease losses, including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. The factors and conditions evaluated in determining the unallocated portion of the allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) recent loss experience in particular segments of the portfolio, (7) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate loans, (8) the Company’s expansion into new markets, (9) the offering of new loan and lease products, (10) expectations regarding the current business cycle, (11) bank regulatory examination results and (12) findings of the internal loan review department. At December 31, 2009 management believed it was appropriate to maintain an unallocated portion of the allowance not derived by the allowance allocation percentages that ranges from 15% to 25% of the total allowance for loan and lease losses.

In addition to the internal grading system, specific impairment analyses, specific reserve analyses and the “stressed” markets allocation, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by the Bank to the peer group average percentages as shown on the most recently available FDIC’s Uniform Bank Performance Report and FRB’s Bank Holding Company Performance Report. This comparison is an effort to validate the overall adequacy of the allowance for loan and lease losses.

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

The Board of Directors reviews the analysis of the adequacy of the allowance for loan and lease losses on a quarterly basis, or more frequently as needed, to determine whether the amount of monthly provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management’s assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans and consumer loans, (ii) the past due status of residential 1-4 family loans and consumer loans, (iii) allowances made for specific loans and leases and (iv) “stressed” market allocations, the total allowance amount is available to absorb losses across the Company’s entire loan and lease portfolio.

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases within each category, or loan and lease categories in general, and the unallocated allowance. The table also reflects the percentage of loans and leases in each category to the total portfolio of loans and leases for each of the periods indicated. These allowance amounts have been computed using the Company’s internal grading system, specific impairment analyses, specific special reserve analyses and “stressed” markets allocations. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories.

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2009		2008		2007		2006		2005
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$3,600	14.9%	$2,170	13.6%	$2,217	14.9%	$3,052	16.8%	$3,423	19.8%
Non-farm/non-residential	6,574	31.9	4,396	27.3	3,470	23.8	3,085	25.9	3,368	27.4
Construction/land development	11,585	31.5	8,560	34.4	5,192	36.6	3,381	30.7	2,820	26.8
Agricultural	750	4.5	745	4.2	791	4.9	765	5.2	562	5.5
Multifamily residential	710	2.9	1,658	3.0	198	1.7	272	3.0	235	2.2
Commercial and industrial	3,587	7.9	2,421	10.2	1,439	9.3	1,373	8.9	1,111	8.0
Consumer	2,599	3.4	1,894	3.7	2,280	4.7	2,179	5.1	2,062	5.8
Direct financing leases	1,560	2.1	808	2.5	335	2.8	305	3.0	286	2.8
Agricultural (non-real estate)	222	0.8	137	1.0	142	1.2	150	1.3	200	1.5
Other	67	0.1	72	0.1	65	0.1	77	0.1	41	0.2
Unallocated allowance	8,365		6,651		3,428		3,060		2,899

Total	$39,619		$29,512		$19,557		$17,699		$17,007

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases, the list of impaired loans and leases, the list of loans and leases with specific reserves, and the “stressed” market allocations, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are charged off. At December 31, 2009 substandard loans and leases not designated as nonaccrual or 90 days past due totaled $26.1 million, compared to $41.6 million at December 31, 2008 and $10.0 million at December 31, 2007. No loans or leases were designated as doubtful or loss at December 31, 2009, 2008 or 2007.

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

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the legal lending limit of the Bank are authorized by the loan committee, which during 2009 consisted of any five or more directors and three of the Bank’s senior officers. At least quarterly, the Company’s loan committee reviews various reports of loan and lease concentrations, loan and lease originations and commitments over $100,000, internally classified and watch list loans and leases and various other loan and lease reports. At least quarterly the Board of Directors reviews summary reports of past due loans and leases and activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

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

Investment Securities

At December 31, 2009, 2008 and 2007, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss).

At December 31, 2007, the Company owned stock in the FHLB and Arkansas Banker’s Bancorporation, Inc (“ABB”). In 2008 ABB was acquired by and merged into First National Banker’s Bankshares, Inc. (“FNBB”) via a tax-free exchange of stock. Accordingly, at December 31, 2009 and 2008, the Company owned stock in the FHLB and FNBB. The FHLB, ABB and FNBB shares do not have readily determinable fair values and are carried at cost.

The following table presents the amortized cost and the fair value of investment securities as of the dates indicated.

Investment Securities

	December 31,
	2009		2008		2007
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
	(Dollars in thousands)
Obligations of states and political subdivisions	$385,581	$393,887	$517,166	$542,740	$163,339	$166,467
U.S. Government agency residential mortgage-backed securities	93,159	94,510	371,110	371,561	370,061	344,346
Securities of U.S. Government agencies	—	—	—	—	42,029	42,092
Corporate obligations	1,596	1,865	6,953	6,953	9,953	7,646
Collateralized debt obligation	100	100	1,000	683	1,044	1,044
FHLB and FNBB/ABB stock	16,316	16,316	22,846	22,846	16,753	16,753

Total	$496,752	$506,678	$919,075	$944,783	$603,179	$578,348

(1)	The Company utilizes independent third parties as its principal sources for determining fair value. For investment securities traded in an active market, the fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

The Company’s investment securities portfolio is reported at amortized cost adjusted for unrealized gains and losses and for any impairment charges. At December 31, 2009 and 2008, unrealized net gains totaled $9.9 million and $25.7 million, respectively. At December 31, 2007, unrealized net losses totaled $24.8 million. Management believes that all of its unrealized losses on individual investment securities at December 31, 2009 are the result of fluctuations in interest rates and do not reflect deterioration in the credit quality of its investments. Accordingly management considers these unrealized losses to be temporary in nature. The Company does not have the intent to sell these investment securities and more likely than not would not be required to sell these investment securities before fair value recovers to amortized cost.

At December 31, 2009, the Company’s investment securities portfolio included one security categorized as a CDO. This CDO has performed in accordance with its terms and is not in default, but, because of its credit rating being downgraded to below investment grade and other factors, the Company determined during the third quarter of 2009 that it no longer expects to hold this security until maturity or until such time as fair value recovers to or above cost. As a result of the Company’s intent to dispose of this security, the Company recorded a $0.9 million charge during the third quarter of 2009 to reduce the carrying value of this security to $0.1 million.

During 2008 the Company’s investment securities portfolio included a bond issued by Sallie Mae with an amortized cost of $10.0 million and an estimated fair value of $7.0 million. At December 31, 2008 the Company concluded that the Sallie Mae bond was other-than-temporarily impaired and recorded a pretax charge of $3.0 million to reduce the carrying value of this bond to its estimated fair value. This bond was subsequently sold in 2009.

The Company had net gains of $27.9 million from the sale of $529 million of investment securities in 2009 compared to net losses of $0.4 million from the sale of $14 million of investment securities in 2008 and net gains of $0.5 million from the sale of $56 million of investment securities in 2007. During 2009, 2008 and 2007, respectively, investment securities totaling $247 million, $1.64 billion and $40 million matured or were called by the issuer. The Company purchased $322 million, $1.96 billion and $70 million, respectively, of investment securities during 2009, 2008 and 2007.

From February through December of 2008, the Company purchased a large volume of tax-exempt investment securities which the Company expected to be relatively temporary investments. The opportunity to acquire these securities at unusually favorable yields was due to unusual market conditions. The interest rates on the majority of these securities reset weekly, resulting in the securities being repurchased or called on a weekly basis. As expected, the Company’s volume of these investments declined during 2008 from $290 million at March 31, 2008, to $85 million at December 31, 2008. The remainder of these securities were called or otherwise paid off in the first and second quarters of 2009.

In addition, during the fourth quarter of 2008 and the first quarter of 2009, the Company purchased other investment securities which offered relatively good value at the time of purchase and consisted of tax-exempt mortgage-backed securities issued by housing authorities of states and political subdivisions (“Municipal Housing Authority Bonds”). These Municipal Housing Authority Bonds are primarily backed by single family or multi-family residential mortgages, the repayment of which is guaranteed by the Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, U.S. Department of Veterans’ Affairs, Federal Housing Agency or U.S. Department of Agriculture Rural Development.

During 2009 the Company sold most of the Municipal Housing Authority Bonds and a substantial portion of its U.S. Government agency residential mortgage-backed securities. This reduction of the Company’s investment securities portfolio was a result of management’s ongoing evaluations of interest rate risk, including consideration of the potential effects of recent United States government monetary and fiscal policy actions.

The Company invests in securities it believes offer good relative value at the time of purchase, and it will, from time to time reposition its investment securities portfolio. In making its decisions to sell or purchase securities, the Company considers credit ratings, call features, maturity dates, relative yields, current market factors, interest rate risk and other relevant factors.

The following table presents the types and estimated fair values of the Company’s investment securities at December 31, 2009 based on credit ratings by one or more nationally-recognized credit rating agencies.

Credit Ratings of Investment Securities

	AAA(1)	AA(2)	A(3)	BBB(4)	B(5)	Non-Rated(6)	Total
	(Dollars in thousands)
Obligations of states and political subdivisions:
Arkansas	$12,136	$16,475	$75,800	$11,826	$—	$187,410	$303,647
Non-Arkansas	12,955	9,168	24,665	21,777	—	21,675	90,240
U.S. Government agency residential mortgage-backed securities	94,510	—	—	—	—	—	94,510
Corporate obligations	—	—	—	1,865	—	—	1,865
Collateralized debt obligation	—	—	—	—	100	—	100
FHLB and FNBB stock	15,933	—	—	—	—	383	16,316

Total	$135,534	$25,643	$100,465	$35,468	$100	$209,468	$506,678

Percentage of total	26.8%	5.1%	19.8%	7.0%	0.0%	41.3%	100.0%
Cumulative percentage of total	26.8%	31.9%	51.7%	58.7%	58.7%	100.0%

(1)	Includes securities rated Aaa by Moody’s, AAA by Standard & Poor’s (“S&P”) or a comparable rating by other nationally-recognized credit rating agencies.
(2)	Includes securities rated Aa1 to Aa3 by Moody’s, AA+ to AA- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(3)	Includes securities rated A1 to A3 by Moody’s, A+ to A- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(4)	Includes securities rated Baa1 to Baa3 by Moody’s, BBB+ to BBB- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(5)	Includes securities rated B1 to B3 by Moody’s, B+ to B- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(6)	Includes all securities that are not rated or securities that are not rated but that have a rated credit enhancement where the Company has ignored such credit enhancement. For these securities, the Company has performed its own evaluation of the security and/or the underlying issuer and believes that such security or its issuer would warrant a credit rating of investment grade (i.e., Baa3 or better by Moody’s or BBB- or better by S&P or a comparable rating by another nationally-recognized credit rating agency).

The following table presents the unaccreted discount and unamortized premium of the Company’s investment securities for the dates indicated.

Unaccreted Discount and Unamortized Premium

	Amortized Cost	Unaccreted Discount	Unamortized Premium	Par Value
	(Dollars in thousands)
December 31, 2009:
Obligations of states and political subdivisions	$385,581	$8,796	$(22)	$394,355
U.S. Government agency residential mortgage-backed securities	93,159	445	(25)	93,579
Corporate obligations	1,596	274	—	1,870
Collateralized debt obligation	100	900	—	1,000
FHLB and FNBB stock	16,316	—	—	16,316

Total	$496,752	$10,415	$(47)	$507,120

December 31, 2008:
Obligations of states and political subdivisions	$517,166	$28,779	$(19)	$545,926
U.S. Government agency residential mortgage-backed securities	371,110	8,252	(139)	379,223
Corporate obligations	6,953	3,047	—	10,000
Collateralized debt obligation	1,000	—	—	1,000
FHLB and FNBB stock	22,846	—	—	22,846

Total	$919,075	$40,078	$(158)	$958,995

During 2009, 2008 and 2007, the Company recognized discount accretion, net of premium amortization, of $4.5 million, $1.0 million and $0.9 million, respectively, which is considered an adjustment to the yield of its investment securities.

The following table reflects the expected maturity distribution of the Company’s investment securities, at fair value, as of December 31, 2009 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) U.S. Government agency residential mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2009, (3) mortgage-backed securities issued by housing authorities of state and political subdivisions are allocated among various maturities based on an estimated repayment schedule projected by management as of December 31, 2009, and (4) callable investment securities when the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. The weighted-average yields - FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Expected Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Obligations of states and political subdivisions	$3,769	$25,562	$31,901	$332,655	$393,887
U.S. Government agency residential mortgage-backed securities	39,543	48,880	6,087	—	94,510
Corporate obligations	—	—	—	1,865	1,865
Collateralized debt obligation	—	—	—	100	100
FHLB and FNBB stock(1)	—	—	—	16,316	16,316

Total	$43,312	$74,442	$37,988	$350,936	$506,678

Percentage of total	8.5%	14.7%	7.5%	69.3%	100.0%
Cumulative percentage of total	8.5%	23.2%	30.7%	100.0%
Weighted-average yield - FTE(2)	5.29%	5.68%	6.98%	7.54%	7.03%

(1)	Includes approximately $16.3 million of FHLB stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.
(2)	The weighted-average yields - FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Deposits

The Company’s lending and investing activities are funded primarily by deposits. The Company’s total deposits decreased 13.3% to $2.03 billion at December 31, 2009, compared to $2.34 billion at December 31, 2008. This decrease was primarily due to the Company adjusting its balance sheet as it reduced its investment securities portfolio during 2009.

While the Company’s total deposits decreased during 2009, several favorable changes occurred in the Company’s deposit mix. Non-interest bearing demand deposits grew $38 million from $186 million at December 31, 2008 to $224 million at December 31, 2009. Total non-CD deposits grew $113 million from $1.04 billion at December 31, 2008 to $1.15 billion at December 31, 2009. Brokered deposits decreased from $385 million, or 16.4% of total deposits, at December 31, 2008 to $57 million, or 2.8% of total deposits, at December 31, 2009.

Total deposits at December 31, 2009 consisted of 43.2% time deposits and 56.8% demand, savings and interest bearing transaction deposits. Total deposits at December 31, 2008 consisted of 55.7% time deposits and 44.3% demand, savings and interest bearing transaction deposits.

The following table reflects the average balance and average rate paid for each deposit category shown for the years ended December 31, 2009, 2008 and 2007.

Average Deposit Balances and Rates

	Year Ended December 31,
	2009		2008		2007
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing accounts	$207,782	—	$184,563	—	$168,786	—
Interest bearing accounts:
Transaction (NOW)	431,587	0.58%	400,145	1.18%	403,288	2.48%
Savings	33,568	0.11	28,437	0.11	25,746	0.22
Money market	367,653	1.24	199,601	2.27	92,841	3.95
Time deposits less than $100,000	409,969	2.40	516,655	3.76	487,382	4.84
Time deposits $100,000 or more	699,281	1.93	906,306	3.91	899,666	5.10

Total deposits	$2,149,840		$2,235,707		$2,077,709

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2009.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2009
(Dollars in thousands)
3 months or less	$276,960
Over 3 to 6 months	145,181
Over 6 to 12 months	96,548
Over 12 months	21,545

Total	$540,234

The amount and percentage of the Company’s deposits by state of originating office are reflected in the following table.

Deposits by State of Originating Office

	December 31,
Deposits Attributable to Offices In	2009		2008		2007
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,734,870	85.5%	$2,032,335	86.8%	$1,922,746	93.5%
Texas	294,124	14.5	309,079	13.2	134,315	6.5

Total	$2,028,994	100.0%	$2,341,414	100.0%	$2,057,061	100.0%

Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB advances and, to a lesser extent, FRB borrowings and federal funds purchased) and subordinated debentures.

Total other interest bearing liabilities were $452 million at December 31, 2009, a decrease of $85 million from $537 million at December 31, 2008. Repurchase agreements with customers decreased 5.5% to $44 million at December 31, 2009 from $47 million at December 31, 2008. Other borrowings, including FHLB advances, FRB borrowings and federal funds purchased, decreased 19.4% to $343 million at December 31, 2009 from $425 million at December 31, 2008. During 2009 the Company utilized a portion of the liquidity generated from the sales of its investment securities portfolio to repay short-term borrowings.

The following table reflects the average balance and average rate paid for each category of other interest bearing liabilities for the years ended December 31, 2009, 2008 and 2007.

Average Balances and Rates of Other Interest Bearing Liabilities

	Year Ended December 31,
	2009		2008		2007
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Repurchase agreements with customers	$52,549	1.13%	$43,916	1.81%	$44,071	3.64%
Other borrowings(1)	384,854	3.74	441,228	3.53	215,872	4.42
Subordinated debentures	64,950	3.29	64,950	5.79	64,950	7.80

Total other interest bearing liabilities	$502,353	3.40%	$550,094	3.66%	$324,893	4.99%

(1)	Included in other borrowings at December 31, 2009 are FHLB advances that contain quarterly call features and mature as follows: 2010, $60.0 million at 6.27% weighted-average interest rate (“WAR”); 2017, $260.0 million at 3.90% WAR; and 2018, $20.0 million at 2.53% WAR.

Capital Resources and Liquidity

Capital Resources

Subordinated Debentures. At December 31, 2009, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding consisting of $20.6 million of subordinated debentures and securities issued in 2006 that bear interest, adjustable quarterly, at LIBOR plus 1.60%; $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22%; and $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925%. These subordinated debentures and securities generally mature 30 years after issuance and may be prepaid at par, subject to regulatory approval, on or after approximately five years from the date of issuance, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements. These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Preferred Stock and Common Stock Warrant. On December 12, 2008, as part of the United States Department of the Treasury’s (the “Treasury”) Capital Purchase Program made available to certain financial institutions in the U.S. pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”), the Company and the Treasury entered into a Letter Agreement including the Securities Purchase Agreement–Standard Terms incorporated therein (the “Purchase Agreement”) pursuant to which the Company issued to the Treasury, in exchange for aggregate consideration of $75.0 million, (i) 75,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 and liquidation preference $1,000 per share (the “Series A Preferred Stock”), and (ii) a warrant (the “Warrant”) to purchase up to 379,811 shares (the “Warrant Common Stock”) of the Company’s common stock, par value $0.01 per share, at an exercise price of $29.62 per share.

On November 4, 2009, the Company redeemed all of the Series A Preferred Stock for $75.0 million plus accrued and unpaid dividends, with the approval of the Company’s primary regulator in consultation with the Treasury. On November 24, 2009, the Company repurchased the Warrant from the Treasury for $2.65 million, which was charged against the Company’s additional paid-in capital.

The Series A Preferred Stock qualified as Tier 1 capital and paid cumulative cash dividends quarterly at a rate of 5% per annum while outstanding. The Series A Preferred Stock was non-voting, other than class voting rights on certain matters that could adversely affect the Series A Preferred Stock. While the Series A Preferred Stock was outstanding, the Company could not, without Treasury’s consent, increase its dividend rate per share of common stock or repurchase its common stock.

Prior to its repurchase by the Company, the Warrant was immediately exercisable and had a 10-year term. The Treasury could not exercise voting power with respect to any shares of Warrant Common Stock until the Warrant had been exercised.

In addition, the Purchase Agreement (i) granted the holders of the Series A Preferred Stock, the Warrant and the Warrant Common Stock certain registration rights, (ii) subjected the Company to certain of the executive compensation limitations included in the EESA and (iii) allowed the Treasury to unilaterally amend any of the terms of the Purchase Agreement to the extent required to comply with any changes after December 12, 2008 in applicable federal statutes.

Upon receipt of the aggregate consideration from the Treasury on December 12, 2008, the Company allocated the $75.0 million proceeds on a pro rata basis to the Series A Preferred Stock and the Warrant based on relative fair values. In estimating the fair value of the Warrant, the Company utilized the Black-Scholes model which includes assumptions regarding the Company’s common stock prices, stock price volatility, dividend yield, the risk free interest rate and the estimated life of the Warrant. The fair value of the Series A Preferred Stock was determined using a discounted cash flow methodology and a discount rate of 12%. As a result, the Company assigned $3.1 million of the aggregate proceeds to the Warrant and $71.9 million to the Series A Preferred Stock. The discount assigned to the Series A Preferred Stock was expected to be amortized over a five-year period, which was the expected life of the Series A Preferred Stock at the time it was issued, up to the $75.0 million liquidation value of such preferred stock, with the cost of such amortization being reported as additional preferred stock dividends. As a result of the redemption, the remaining unamortized discount of $2.7 million was recognized as an additional preferred stock dividend in the fourth quarter of 2009.

Common Stock Dividend Policy. In 2009 the Company paid dividends of $0.52 per share. In 2008 and 2007 the Company paid dividends of $0.50 per share and $0.43 per share, respectively. In 2007 the per share dividend was $0.10 per quarter in the first and second quarters, $0.11 in the third quarter and $0.12 in the fourth quarter. In 2008, the per share dividend was $0.12 per quarter in the first and second quarters and $0.13 per quarter in the third and fourth quarters. In 2009 the per share dividend was $0.13 in each quarter. On January 19, 2010, the Company’s board of directors approved a dividend of $0.14 per common share to be paid during the first quarter of 2010. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time.

Tangible Common Equity. The Company uses its tangible common equity ratio as the principal measure of the strength of its capital. The tangible common equity ratio is calculated by dividing total common equity less intangible assets by total assets less intangible assets. The Company’s tangible common equity ratio was 9.53% at December 31, 2009, compared to 7.64% at December 31, 2008 and 6.83% at December 31, 2007.

Preferred Stock Dividend. The Series A Preferred Stock paid cumulative quarterly dividends at a rate of 5% per annum while it was outstanding. These cash dividends and the amortization of the issuance discount resulted in total dividends of $6.3 million in 2009. These total dividends consisted of $3.6 million in dividends and amortization of the issuance discount prior to the redemption of the Series A Preferred Stock and $2.7 million in additional preferred stock dividend recognized at the time of the redemption of the Series A Preferred Stock, which represented the remaining unamortized discount on the Series A Preferred Stock.

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

The Company’s consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2009 and 2008 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2009 and 2008.

Consolidated Capital Ratios

	December 31,
	2009	2008
	(Dollars in thousands)
Tier 1 capital:
Common stockholders’ equity	$269,028	$252,302
Preferred stock, net of unamorized discount	—	71,880
Allowed amount of trust preferred securities	63,000	63,000
Net unrealized (gains) losses on investment securities AFS	(6,032)	(15,624)
Less goodwill and certain intangible assets	(5,554)	(5,664)

Total Tier 1 capital	320,442	365,894
Tier 2 capital:
Qualifying allowance for loan and lease losses	29,207	29,512

Total risk-based capital	$349,649	$395,406

Risk-weighted assets	$2,326,185	$2,574,881

Adjusted quarterly average assets - fourth quarter	$2,813,053	$3,143,959

Ratios at end of period:
Tier 1 leverage	11.39%	11.64%
Tier 1 risk-based capital	13.78	14.21
Total risk-based capital	15.03	15.36
Minimum ratio guidelines:
Tier 1 leverage(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00
Minimum ratio guidelines to be “well capitalized”:
Tier 1 leverage	5.00%	5.00%
Tier 1 risk-based capital	6.00	6.00
Total risk-based capital	10.00	10.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum Tier 1 leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31,
	2009	2008
	(Dollars in thousands)
Stockholders’ equity - Tier 1 capital	$299,683	$346,941
Tier 1 leverage ratio	10.72%	11.09%
Tier 1 risk-based capital ratio	12.96	13.48
Total risk-based capital ratio	14.22	14.63

Liquidity

Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility the Company may be unable to satisfy current or future financial commitments. The ALCO and Investments Committee (“ALCO”), which reports to the Board of Directors, has primary responsibility for oversight of the Company’s liquidity, funds management, asset/ liability (interest rate risk) position and investment portfolio functions.

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor, borrower and other creditor demands are met, as well as operating cash needs of the Company, and the cost of funding such requirements and needs is reasonable. The Company maintains a liquidity risk management policy and a contingency funding plan that include policies and procedures for managing liquidity risk. Generally the Company relies on deposits, loan and lease repayments and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company’s markets. The Company has used these funds, together with wholesale deposit sources such as brokered deposits, FHLB advances, FRB borrowings, federal funds purchased and other sources of short-term borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, general economic and market conditions and other factors. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers’ and lessees’ ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet loan, lease and deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB advances, secured and unsecured federal funds lines of credit from correspondent banks and FRB borrowings.

At December 31, 2009 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $244 million of available blanket borrowing capacity with the FHLB, (2) $132 million of investment securities available to pledge for federal funds or other borrowings, (3) $42 million of available unsecured federal funds borrowing lines and (4) up to $101 million of available borrowing capacity from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease repayments and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company’s primary funding sources.

Emergency Economic Stabilization Act of 2008 and FDIC Temporary Liquidity Guaranty Program. On October 3, 2008, Congress passed, and the President signed into law, the EESA. The EESA, among other things, included a provision for an increase in the amount of deposits insured by the FDIC from $100,000 to $250,000 through December 31, 2013.

On October 14, 2008, the FDIC announced a new program – the Temporary Liquidity Guaranty Program (“TLGP”) that both provides unlimited deposit insurance on certain transaction accounts and provided a guarantee of newly issued senior unsecured debt. The Bank elected to participate in both aspects of the TLGP, although it did not issue any senior unsecured debt under the TLGP. The senior unsecured debt guarantee program expired on October 31, 2009.

The unlimited deposit insurance covers funds, to the extent such funds are not otherwise covered by the existing deposit insurance limit of $250,000, in (i) non-interest bearing transaction deposit accounts and (ii) certain interest bearing transaction deposit accounts where the participating institution agrees to pay interest on such deposits at a rate not to exceed 50 bps. Such covered transaction accounts were initially insured through December 31, 2009 at a fee of 10 bps per annum paid by the Company’s bank subsidiary to the FDIC on deposit amounts in excess of $250,000. In August 2009, the FDIC extended, and the Bank elected to continue to participate in, the unlimited deposit insurance through June 30, 2010. The fee payable by the Company to the FDIC to continue participation in this insurance program increased to 15 bps per annum on deposits in excess of $250,000 and was effective beginning January 1, 2010.

Sources and Uses of Funds. Net cash provided by operating activities totaled $48 million, $46 million and $43 million, respectively, for 2009, 2008 and 2007. Net cash provided by operating activities is comprised primarily of net income, adjusted for certain non-cash items and for changes in various operating assets and liabilities.

Investing activities provided $476 million in 2009 and used $493 million in 2008 and $191 million in 2007. The Company’s primary sources and uses of cash for investing activities include net loan and lease fundings, which provided $12 million in 2009 and used $174 million and $207 million, respectively, in 2008 and 2007, purchases of premises and equipment in conjunction with its growth and de novo branching strategy, which used $9 million, $28 million and $19 million, respectively, in 2009, 2008 and 2007 and net activity in its investment securities portfolio, which provided $454 million in 2009, used $303 million in 2008 and provided $27 million in 2007. Proceeds from dispositions of premises and equipment and other assets provided $17 million in 2009, $8 million in 2008 and $7 million in 2007, and proceeds from BOLI death benefits provided $2.1 million in 2009 and $3.9 million in 2008 (none in 2007).

Financing activities used $487 million in 2009 and provided $441 million and $153 million, respectively, for 2008 and 2007. The Company’s primary financing activities include net changes in deposit accounts, which used $312 million in 2009 and provided $284 million and $12 million, respectively, in 2008 and 2007, and net proceeds from or repayments of other borrowings and repurchase agreements with customers, which used $85 million in 2009, provided $89 million in 2008 and provided $147 million in 2007. In addition the Company paid common stock cash dividends of $8.8 million, $8.4 million and $7.2 million, respectively, in 2009, 2008 and 2007, and the Company paid preferred stock cash dividends of $3.4 million in 2009 (none in 2008 and 2007). The Company’s financing activities were impacted by $75 million of proceeds received in 2008 from the issuance of Series A Preferred Stock and the Warrant in connection with the Company’s participation in the Treasury’s Capital Purchase Program and the redemption of the Series A Preferred Stock for $75 million in 2009, as well as the repurchase of the Warrant for $2.65 million in 2009.

Contractual Obligations. The following table presents, as of December 31, 2009, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures, software contracts and various other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Time deposits(1)	$848,774	$45,718	$499	$89	$895,080
Deposits without a stated maturity(2)	1,151,879	—	—	—	1,151,879
Repurchase agreements with customers(1)	44,269	—	—	—	44,269
Other borrowings(1)	75,568	21,708	21,660	309,994	428,930
Subordinated debentures(1)	1,883	3,428	3,424	91,901	100,636
Lease obligations	395	622	512	1,988	3,517
Other obligations	18,556	3,127	483	—	22,166

Total contractual obligations	$2,141,324	$74,603	$26,578	$403,972	$2,646,477

(1)	Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest included on variable rate obligations is based upon interest rates in effect at December 31, 2009. The contractual amounts to be paid on variable rate obligations are affected by changes in interest rates. Future changes in interest rates could materially affect the contractual amounts to be paid.
(2)	Includes interest accrued and unpaid through December 31, 2009.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2009. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit(1)	$112,145	$79,982	$6,463	$1,247	$199,837
Standby letters of credit	8,686	808	11	—	9,505

Total commitments	$120,831	$80,790	$6,474	$1,247	$209,342

(1)	Includes commitments to extend credit under mortgage interest rate locks of $8.9 million that expire in one year or less.

Interest Rate Risk

Interest rate risk results from timing differences in the repricing of assets and liabilities or from changes in relationships between interest rate indexes. The Company’s interest rate risk management is the responsibility of the ALCO.

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

This earnings simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. This model incorporates a number of factors including: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various RSA and RSL will reprice, (3) the expected growth in various interest earning assets and interest bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other relevant factors. Inclusion of these factors in the model is intended to more accurately project the Company’s expected changes in net interest income resulting from interest rate changes. The Company models its change in net interest income assuming interest rates go up 100 bps, up 200 bps, up 300 bps, up 400 bps, down 100 bps and down 200 bps. For purposes of this model, the Company has assumed that the change in interest rates phases in over a 12-month period. While the Company believes this model provides a reasonably accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, expected changes in administered rates on interest bearing deposit accounts, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the earnings simulation model will accurately reflect future results.

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing January 1, 2010. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+400	(1.2)%
+300	(1.6)
+200	(1.5)
+100	(0.8)
-100	Not meaningful
-200	Not meaningful

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

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes presented elsewhere in this report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, the vast majority of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Growth and Expansion

The Company is continuing its growth and de novo branching strategy, although it has slowed the pace of new office openings in recent years. In the third quarter of 2009, the Company opened a new banking office in downtown Little Rock. In the fourth quarter of 2009, the Company opened a banking office in Allen, Texas and closed a small office in North Little Rock where the leased space became unavailable. During 2008 the Company added a new banking office in Lewisville, Texas, opened its new corporate headquarters in Little Rock, Arkansas, closed a Little Rock banking office in a Wal-Mart Supercenter located near its new corporate headquarters, and consolidated its Little Rock loan production office into its new corporate headquarters. During 2007 the Company added three new Arkansas banking offices, including offices in Hot Springs, Fayetteville and Rogers, and replaced a temporary office in Frisco, Texas with a new permanent facility. At December 31, 2009, the Company conducted banking operations through 73 offices, including 65 banking offices in 34 communities throughout northern, western and central Arkansas, seven Texas banking offices and a loan production office in Charlotte, North Carolina.

The Company expects to open its new operations facility in Ozark, Arkansas in the second quarter of 2010, and it is moving forward with plans to open a third banking office in Benton, Arkansas in the last half of 2010 and two metro-Dallas area banking offices in late 2010 or in 2011. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty. The Company may increase or decrease its expected number of new offices as a result of a variety of factors including the Company’s financial results, changes in economic or competitive conditions, strategic opportunities or other factors.

During 2009 the Company spent $9.2 million on capital expenditures for premises and equipment. The Company’s capital expenditures for 2010 are expected to be in the range of $7 to $12 million, including progress payments on construction projects expected to be completed in 2010 or 2011, furniture and equipment costs, and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices acquired or constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals and other factors.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements. The Company’s determination of (i) the provisions to and the adequacy of the allowance for loan and lease losses, (ii) the fair value of its investment securities portfolio and (iii) the fair value of foreclosed assets held for sale involve a higher degree of judgment and complexity than its other significant accounting policies discussed in Note 1 to the Company’s Consolidated Financial Statements. Accordingly, the Company considers the determination of (i) the adequacy of the allowance for loan and lease losses, (ii) the fair value of its investment securities portfolio and (iii) the fair value of foreclosed assets held for sale to be critical accounting policies.

Provisions to and adequacy of the allowance for loan and lease losses. Provisions to and the adequacy of the allowance for loan and lease losses are determined in accordance with ASC Topic 310 and ASC Topic 450, and are based on the Company’s evaluation of the loan and lease portfolio utilizing objective and subjective criteria as described in this report. See the “Analysis of Financial Condition” section of this Management’s Discussion and Analysis for a detailed discussion of the Company’s allowance for loan and lease losses. Changes in the criteria used in this evaluation or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates.

Fair value of the investment securities portfolio. The Company has classified all of its investment securities as AFS. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with unrealized gains and losses, net of related income taxes, reported as a separate component of stockholders’ equity and any related changes are included in accumulated other comprehensive income (loss).

The Company utilizes independent third parties as its principal sources for determining fair value of its investment securities. For investment securities traded in an active market, the fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

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

Fair value of foreclosed assets held for sale. Repossessed personal properties and real estate acquired through or in lieu of foreclosure are measured on a non-recurring basis and are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated fair value net of estimated selling costs, if lower, until disposition. Fair values of other real estate are generally based on third party appraisals, broker price opinions or other valuations of the property.

Recently Issued Accounting Standards

See Note 1 to the Consolidated Financial Statements for a discussion of certain recently issued accounting pronouncements.

Forward-Looking Information

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management include certain forward-looking statements including, without limitation, statements about economic, housing market, competitive and interest rate conditions; plans, goals, beliefs, expectations and outlook for revenue growth; net income and earnings per common share; net interest margin; net interest income; non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on investment securities and sales of other assets; non-interest expense, including the cost of opening new offices and the cost of FDIC deposit insurance assessments; efficiency ratio; anticipated future operating results and financial performance; asset quality, including the effects of current economic and housing market conditions; nonperforming loans and leases; nonperforming assets; net charge-offs; past due loans and leases; litigation; interest rate sensitivity, including the effects of possible interest rate changes and the potential effects on interest rates of recent U.S. Government monetary and fiscal policy; future growth and expansion opportunities including plans for opening new offices; opportunities and goals for future market share growth; expected capital expenditures; loan, lease and deposit growth; changes in the volume, yield and value of the Company’s investment securities portfolio; availability of unused borrowings and other similar forecasts and statements of expectation. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “look,” “seek,” “may,” “will,” “could,” “trend,” “target,” “goal,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs, plans and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to attract new deposits, loans and leases; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including continued interest rate changes and/or changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and housing market conditions, including their effect on the creditworthiness of borrowers and lessees, collateral values and the value of investment securities; changes in legal and regulatory requirements; changes in regular or special assessments by the FDIC for deposit insurance; recently enacted and potential legislation including legislation intended to stabilize economic conditions and credit markets and legislation intended to protect homeowners or consumers; adoption of new accounting standards or changes in existing standards; and adverse results in future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Market Prices of Common Stock and Dividends

Unaudited

	2009 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$45,262	$42,586	$39,904	$38,157
Total interest expense	(14,928)	(12,324)	(10,672)	(9,662)

Net interest income	30,334	30,262	29,232	28,495
Provision for loan and lease losses	(10,600)	(21,100)	(7,500)	(5,600)
Non-interest income	9,373	22,610	5,810	13,257
Non-interest expense	(16,187)	(17,945)	(15,499)	(19,001)
Income taxes	(2,537)	(3,250)	(2,599)	(4,472)
Noncontrolling interest	(23)	—	25	17
Preferred stock dividends and amortization of preferred stock discount	(1,074)	(1,076)	(1,078)	(3,048)

Net income available to common stockholders	$9,286	$9,501	$8,391	$9,648

Per common share:
Earnings - diluted	$0.55	$0.56	$0.50	$0.57
Cash dividends	0.13	0.13	0.13	0.13
Bid price per common share:
Low	$17.05	$19.88	$21.20	$22.27
High	29.43	26.25	26.76	29.78

	2008 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$44,820	$45,672	$45,030	$47,481
Total interest expense	(23,069)	(22,069)	(20,414)	(18,750)

Net interest income	21,751	23,603	24,616	28,731
Provision for loan and lease losses	(3,325)	(4,000)	(3,400)	(8,300)
Non-interest income	5,125	5,557	4,871	3,796
Non-interest expense	(12,881)	(13,467)	(13,828)	14,233
Income taxes	(2,905)	(3,111)	(3,255)	(655)
Noncontrolling interest	—	25	7	(21)
Preferred stock dividends and amortization of preferred stock discount	—	—	—	(227)

Net income available to common stockholders	$7,765	$8,607	$9,011	$9,091

Per common share:
Earnings - diluted	$0.46	$0.51	$0.53	$0.54
Cash dividends	0.12	0.12	0.13	0.13
Bid price per common share:
Low	$19.61	$14.86	$14.14	$20.85
High	26.18	26.33	30.94	32.36

See Note 15 to Consolidated Financial Statements for discussion of dividend restrictions.

Company Performance

The graph below shows a comparison for the period commencing December 31, 2004 through December 31, 2009 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2004.

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
OZRK (Bank of the Ozarks, Inc.)	$100	$110	$99	$80	$92	$93
SML (S&P Smallcap Index)	$100	$108	$124	$124	$85	$107
NDF (NASDAQ Financial Index)	$100	$102	$117	$108	$77	$80

Report of Management on the Company’s

Internal Control Over Financial Reporting

March 10, 2010

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

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2009, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009, based on the specified criteria.

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 2009, and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2009, and our report dated March 10, 2010, expressed an unqualified opinion thereon.

Brentwood, Tennessee

March 10, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2010, expressed an unqualified opinion thereon.

Brentwood, Tennessee

March 10, 2010

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(Dollars in thousands, except per share amounts)
ASSETS

Cash and due from banks	$77,678	$40,665
Interest earning deposits	616	317

Cash and cash equivalents	78,294	40,982
Investment securities - available for sale (“AFS”)	506,678	944,783
Loans and leases	1,904,104	2,021,199
Allowance for loan and lease losses	(39,619)	(29,512)

Net loans and leases	1,864,485	1,991,687
Premises and equipment, net	156,204	152,586
Foreclosed assets held for sale, net	61,148	10,758
Accrued interest receivable	14,760	18,877
Bank owned life insurance	47,421	46,384
Intangible assets, net	5,554	5,664
Other, net	36,267	21,582

Total assets	$2,770,811	$3,233,303

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits:
Demand non-interest bearing	$223,741	$185,613
Savings and interest bearing transaction	927,977	852,656
Time	877,276	1,303,145

Total deposits	2,028,994	2,341,414
Repurchase agreements with customers	44,269	46,864
Other borrowings	342,553	424,947
Subordinated debentures	64,950	64,950
Accrued interest payable and other liabilities	17,575	27,525

Total liabilities	2,498,341	2,905,700

Commitments and contingencies

Stockholders’ equity:
Preferred stock; $0.01 par value; 1,000,000 shares authorized:
Series A fixed rate cumulative perpetual; liquidation preference of $1,000 per share; 75,000 shares issued and outstanding at December 31, 2008; no shares outstanding at December 31, 2009	—	71,880
Common stock; $0.01 par value; 50,000,000 shares authorized; 16,904,540 and 16,864,140 shares issued and outstanding at December 31, 2009 and 2008, respectively	169	169
Additional paid-in capital	41,584	43,314
Retained earnings	221,243	193,195
Accumulated other comprehensive income (loss)	6,032	15,624

Total stockholders’ equity before noncontrolling interest	269,028	324,182
Noncontrolling interest	3,442	3,421

Total stockholders’ equity	272,470	327,603

Total liabilities and stockholders’ equity	$2,770,811	$3,233,303

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$125,301	$141,726	$145,669
Investment securities:
Taxable	18,314	21,858	24,775
Tax-exempt	22,283	19,406	6,507
Deposits with banks and federal funds sold	10	13	19

Total interest income	165,908	183,003	176,970

Interest expense:
Deposits	30,480	64,171	83,140
Repurchase agreements with customers	592	796	1,603
Other borrowings	14,375	15,574	9,543
Subordinated debentures	2,138	3,761	5,066

Total interest expense	47,585	84,302	99,352

Net interest income	118,323	98,701	77,618
Provision for loan and lease losses	44,800	19,025	6,150

Net interest income after provision for loan and lease losses	73,523	79,676	71,468

Non-interest income:
Service charges on deposit accounts	12,421	12,007	12,193
Mortgage lending income	3,312	2,215	2,668
Trust income	3,078	2,595	2,223
Bank owned life insurance income	3,186	4,131	1,919
Gains (losses) on investment securities	26,982	(3,433)	520
(Losses) gains on sales of other assets	(177)	(544)	487
Other	2,249	2,378	2,965

Total non-interest income	51,051	19,349	22,975

Non-interest expense:
Salaries and employee benefits	31,847	30,132	28,661
Net occupancy and equipment	9,740	8,882	8,098
Other operating expenses	27,045	15,395	11,495

Total non-interest expense	68,632	54,409	48,254

Income before taxes	55,942	44,616	46,189
Provision for income taxes	12,859	9,926	14,445

Net income	43,083	34,690	31,744
Net loss attributable to noncontrolling interest	19	11	2
Preferred stock dividends and amortization of preferred stock discount	6,276	227	—

Net income available to common stockholders	$36,826	$34,474	$31,746

Basic earnings per common share	$2.18	$2.05	$1.89

Diluted earnings per common share	$2.18	$2.04	$1.89

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock— Series A	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2007	$—	$167	$36,779	$142,609	$(4,922)	$—	$174,633
Comprehensive income:
Net income	—	—	—	31,744	—	—	31,744
Net loss attributable to noncontrolling interest	—	—	—	2	—	(2)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $6,359 tax effect	—	—	—	—	(9,853)	—	(9,853)
Reclassification adjustment for gains/losses included in income, net of $204 tax effect	—	—	—	—	(316)	—	(316)

Total comprehensive income							21,575

Common stock dividends paid, $0.43 per share	—	—	—	(7,216)	—	—	(7,216)
Investment in noncontrolling interest	—	—	—	—	—	3,434	3,434
Issuance of 71,700 shares of common stock on exercise of stock options	—	1	545	—	—	—	546
Tax benefit on exercise of stock options	—	—	420	—	—	—	420
Stock-based compensation expense	—	—	869	—	—	—	869

Balances - December 31, 2007	—	168	38,613	167,139	(15,091)	3,432	194,261
Comprehensive income:
Net income	—	—	—	34,690	—	—	34,690
Net loss attributable to noncontrolling interest	—	—	—	11	—	(11)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $18,478 tax effect	—	—	—	—	28,628	—	28,628
Reclassification adjustment for gains/losses included in income, net of $1,346 tax effect	—	—	—	—	2,087	—	2,087

Total comprehensive income							65,405

Common stock dividends paid, $0.50 per share	—	—	—	(8,418)	—	—	(8,418)
Issuance of 75,000 shares of preferred stock and a warrant for 379,811 shares of common stock	71,851	—	3,149	—	—	—	75,000
Preferred stock dividends	—	—	—	(198)	—	—	(198)
Amortization of preferred stock discount	29	—	—	(29)	—	—	—
Issuance of 45,900 shares of common stock on exercise of stock options	—	1	407	—	—	—	408
Tax benefit on exercise of stock options	—	—	283	—	—	—	283
Stock-based compensation expense	—	—	862	—	—	—	862

Balances - December 31, 2008	71,880	169	43,314	193,195	15,624	3,421	327,603

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)

	Preferred Stock— Series A	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total
	(Dollars in thousands, except per share amounts)
Balances - December 31, 2008	71,880	169	43,314	193,195	15,624	3,421	327,603
Comprehensive income:
Net income	—	—	—	43,083	—	—	43,083
Net loss attributable to noncontrolling interest	—	—	—	19	—	(19)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $4,393 tax effect	—	—	—	—	6,806	—	6,806
Reclassification adjustment for gains/losses included in income, net of $10,584 tax effect	—	—	—	—	(16,398)	—	(16,398)

Total comprehensive income							33,491

Common stock dividends paid, $0.52 per share	—	—	—	(8,778)	—	—	(8,778)
Preferred stock dividends	—	—	—	(3,156)	—	—	(3,156)
Amortization of preferred stock discount	463	—	—	(463)	—	—	—
Redemption of 75,000 shares of preferred stock	(72,343)	—	—	(2,657)	—	—	(75,000)
Repurchase of a warrant for 379,811 shares of common stock	—	—	(2,650)	—	—	—	(2,650)
Issuance of 21,800 shares of common stock on exercise of stock options	—	—	258	—	—	—	258
Tax (expense) benefit on exercise and forfeiture of stock options	—	—	(50)	—	—	—	(50)
Stock-based compensation expense	—	—	712	—	—	—	712
Noncontrolling interest cash contribution	—	—	—	—	—	40	40
Issuance of 18,600 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—	—

Balances - December 31, 2009	$—	$169	$41,584	$221,243	$6,032	$3,442	$272,470

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$43,083	$34,690	$31,744
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,172	3,552	3,286
Amortization	110	214	262
Net loss attributable to noncontrolling interest	19	11	2
Provision for loan and lease losses	44,800	19,025	6,150
Write down of other real estate owned	4,009	1,042	122
Write down of other assets	1,639	520	—
Net accretion of investment securities	(4,466)	(1,008)	(900)
(Gains) losses on investment securities	(26,982)	3,433	(520)
Originations of mortgage loans for sale	(185,075)	(127,822)	(161,223)
Proceeds from sales of mortgage loans for sale	184,195	127,873	163,296
Losses (gains) on sales of premises and equipment and other assets	177	544	(487)
Deferred income tax benefit	(1,706)	(6,146)	(1,057)
Increase in cash surrender value of bank owned life insurance (“BOLI”)	(1,932)	(1,984)	(1,919)
Tax benefits on exercise of stock options	(111)	(283)	(420)
Stock-based compensation expense	712	862	869
BOLI death benefits in excess of cash surrender value	(1,254)	(2,147)	—
Changes in other assets and liabilities:
Accrued interest receivable	4,117	(1,392)	(36)
Other assets, net	(12,598)	(3,993)	88
Accrued interest payable and other liabilities	(4,946)	(909)	3,413

Net cash provided by operating activities	47,963	46,082	42,670

Cash flows from investing activities:
Proceeds from sales of investment securities AFS	528,542	13,588	56,240
Proceeds from maturities/calls/paydowns of investment securities AFS	246,888	1,642,437	40,383
Purchases of investment securities AFS	(321,925)	(1,959,464)	(70,153)
Net fundings of portfolio loans and leases	12,293	(173,987)	(206,969)
Purchases of premises and equipment	(9,199)	(27,901)	(18,848)
Proceeds from disposition of premises and equipment and other assets	17,438	8,186	6,949
Proceeds from BOLI death benefits	2,149	3,894	—
Cash (paid for) received from interests in unconsolidated investments and noncontrolling interest	(15)	(192)	1,839

Net cash provided (used) by investing activities	476,171	(493,439)	(190,559)

Cash flows from financing activities:
Net (decrease) increase in deposits	(312,420)	284,353	11,969
Net (repayments of) proceeds from other borrowings	(82,394)	88,414	141,872
Net (decrease) increase in repurchase agreements with customers	(2,595)	778	5,085
Proceeds from exercise of stock options	258	408	546
Proceeds from issuance of preferred stock and common stock warrant	—	75,000	—
Redemption of preferred stock	(75,000)	—	—
Repurchase of common stock warrant	(2,650)	—	—
Tax benefits on exercise of stock options	111	283	420
Cash dividends paid on common stock	(8,778)	(8,418)	(7,216)
Cash dividends paid on preferred stock	(3,354)	—	—

Net cash (used) provided by financing activities	(486,822)	440,818	152,676

Net increase (decrease) in cash and cash equivalents	37,312	(6,539)	4,787
Cash and cash equivalents - beginning of year	40,982	47,521	42,734

Cash and cash equivalents - end of year	$78,294	$40,982	$47,521

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

1. Summary of Significant Accounting Policies

Organization - Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary - Bank of the Ozarks (the “Bank”), four 100%-owned finance subsidiary business trusts - Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”), Ozark Capital Statutory Trust IV (“Ozark IV”) and Ozark Capital Statutory Trust V (“Ozark V”) (collectively, the “Trusts”) and, indirectly through the Bank, a subsidiary engaged in the development of real estate. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Bank has banking offices located in northern, western, and central Arkansas, Frisco, Lewisville, Allen, Dallas and Texarkana, Texas and a loan production office in Charlotte, North Carolina.

Basis of presentation, use of estimates and principles of consolidation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company, the Bank and the real estate investment subsidiary. Significant intercompany transactions and amounts have been eliminated. These consolidated financial statements were issued on March 10, 2010, which is the date through which subsequent events have been evaluated by management for recognition or disclosure purposes.

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

The voting interest approach is not applicable for entities that are not controlled through voting interests or in which the equity investors do not bear the residual economic risk. In such instances, Accounting Standards Codification (“ASC”) Topic 810, “Consolidation,” provides guidance on when the assets, liabilities and activities of a variable interest entity (“VIE”) should be included in the Company’s consolidated financial statements. The provisions of ASC Topic 810 require a VIE to be consolidated by a company if that company is considered the primary beneficiary of the VIE’s activities. The Company has determined that the 100%-owned finance subsidiary Trusts are VIEs, but that the Company is not the primary beneficiary of the Trusts. Accordingly, the Company does not consolidate the activities of the Trusts into its financial statements, but instead reports its ownership interests in the Trusts as other assets and reports the subordinated debentures issued to the Trusts as a liability in the consolidated balance sheets. The distributions on the subordinated debentures are reported as interest expense in the accompanying consolidated statements of income.

Cash and cash equivalents - For cash flow purposes, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

Investment securities - Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2009 and 2008, the Company has classified all of its investment securities as available for sale (“AFS”).

AFS investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). The Company utilizes independent third parties as its principal pricing sources for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis obtained from an independent pricing service and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

At December 31, 2009 and 2008, the Company owned stock in the Federal Home Loan Bank of Dallas (“FHLB”) and First National Banker’s Bankshares, Inc. (“FNBB”). The FHLB and FNBB shares do not have readily determinable fair values and are carried at cost.

Declines in the fair value of investment securities below their cost are reviewed at least quarterly by the Company for other-than-temporary impairment. Factors considered during such review include, among other things, the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and whether the Company has the intent to sell the investment security before any anticipated recovery in fair value.

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

Loans and leases - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is recognized on an accrual basis and is calculated using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and costs are generally deferred and recognized over the life of the loan as an adjustment to yield on the related loan.

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

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $6.6 million and $5.7 million, respectively, at December 31, 2009 and 2008. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized as mortgage lending income when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment (“IRLC”), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company also enters into a forward sale commitment (“FSC”) for the sale of its mortgage loan originations to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by ASC Topic 815, “Derivatives and Hedging.” Accordingly, the fair values of derivative assets and liabilities for the Company’s IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the particular IRLC and FSC were entered into and year-end. At December 31, 2009 and 2008, respectively, the Company had recorded IRLC and FSC derivative assets of $0.2 million and $0.5 million and had recorded corresponding derivative liabilities of $0.2 million and $0.5 million. The notional amounts of loan commitments under both the IRLC and FSC were $8.9 million and $15.0 million at December 31, 2009 and 2008, respectively.

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

The ALLL is maintained at a level management believes will be adequate to absorb probable incurred losses in the loan and lease portfolio. Provision to and the adequacy of the ALLL are determined in accordance with ASC Topic 310, “Receivables,” and ASC Topic 450, “Contingencies,” and are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system, specific allowances determined in accordance with ASC Topic 310 and “stressed” markets allocations. The Company also utilizes a peer group analysis and an historical analysis in an effort to validate the overall adequacy of its ALLL. The subjective criteria take into consideration such factors as the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect the borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. While a specific allowance has been calculated under ASC Topic 310 for impaired loans and leases and for loans and leases where the Company has otherwise determined a specific reserve is appropriate, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

The Company’s policy generally is to place a loan or lease on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. Nonaccrual loans or leases are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. The Company may continue to accrue interest on certain loans and leases contractually past due 90 days if such loans or leases are both well secured and in the process of collection. Loans and leases for which the terms have been modified and for which the borrower or lessee is experiencing financial difficulties are considered troubled debt restructurings and are included in impaired loans and leases.

All loans and leases deemed to be impaired are evaluated individually in accordance with ASC Topic 310. The Company considers a loan or lease to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Many of the Company’s nonaccrual loans or leases and all loans or leases that have been restructured from their original contractual terms are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

For certain loans and leases not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan if a default occurs, the Company evaluates such loans and leases to determine whether a specific reserve is needed for the loan or lease. For the purpose of calculating the amount of the specific reserve appropriate for any such loan or lease, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for a specific reserve exceeds its net collateral value or its estimated discounted cash flows, such excess is considered a specific reserve for purposes of the determination of the allowance for loan and lease losses.

The Company also includes further allowance allocation for risk-rated and certain other loans, including commercial real estate loans, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values, and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors.

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

The Company recognizes a tax position as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company files consolidated tax returns. The Bank and the other consolidated entities provide for income taxes on a separate return basis and remit to the Company amounts determined to be currently payable. The Company recognizes interest related to income tax matters as interest income or expense, and penalties related to income tax matters are recognized as non-interest expense. The Company is no longer subject to income tax examinations by U.S. federal tax authorities for years prior to 2006.

Bank owned life insurance (“BOLI”) - BOLI consists of life insurance purchased by the Company on a qualifying group of officers with the Company designated as owner and beneficiary of the policies. The earnings on BOLI policies are used to offset a portion of employee benefit costs. BOLI is carried at the policies’ realizable cash surrender values with changes in cash surrender values and death benefits received in excess of cash surrender values reported in non-interest income.

Intangible assets - Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2009 and 2008. As required by ASC Topic 350, “Intangibles – Goodwill and Other,” the Company performed its annual impairment test of goodwill as of October 1, 2009. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2009 and 2008, less accumulated amortization of $70,000 and $58,000 at December 31, 2009 and 2008, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 8 to 10 years. Core deposit intangibles totaled $2.3 million at both December 31, 2009 and 2008, less accumulated amortization of $2.2 million and $2.1 million at December 31, 2009 and 2008, respectively.

The aggregate amount of amortization expense for the Company’s core deposit and bank charter intangibles is expected to be $110,000 in 2010; $56,000 in 2011; and $12,000 per year in years 2012 through 2014.

Earnings per common share - Earnings per common share are computed using the two-class method prescribed under ASC Topic 260, “Earnings Per Share,” as the Company has determined that its outstanding non-vested stock awards granted under its restricted stock plan are participating securities within the meaning of ASC Topic 260. Under the two-class method, basic earnings per share are computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share is computed by dividing reported earnings allocated to common stockholders by the weighted-average number of common shares outstanding after consideration of the dilutive effect, if any, of the Company’s common stock options and common stock warrant using the treasury stock method.

Stock-based compensation - The Company has an employee stock option plan, a non-employee director stock option plan and an employee restricted stock plan, which are described more fully in Note 12. The Company accounts for these stock-based compensation plans in accordance with the provisions of ASC Topic 718, “Compensation – Stock Compensation,” and ASC Topic 505, “Equity.”

ASC Topic 718 requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. For the years ended December 31, 2009, 2008 and 2007, the Company recognized $0.7 million, $0.9 million and $0.9 million, respectively, of non-interest expense as a result of applying the provisions of ASC Topic 718 to its stock-based compensation plans.

Segment disclosures - ASC Topic 280, “Segment Reporting,” establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. As the Company operates in only one segment – community banking – ACS Topic 280 has no impact on the Company’s financial statements or its disclosure of segment information. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company’s revenues.

Recent accounting pronouncements - In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU 2010-06 amends Topic 820 by requiring more robust disclosures about (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Levels 1, 2, and 3. Among other things, ASU 2010-06 requires separate disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements as opposed to presenting such activity on a net basis. The new disclosures required by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the roll forward of activity in Level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. Management has determined that the provisions of ASU 2010-06, upon its adoption, will not have a material impact on its financial position, results of operations or liquidity, but it will require expansion of the Company’s existing disclosures about fair value measurements.

In January 2010, the FASB issued ASU 2010-05, “Compensation – Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation.” ASU 2010-05 amends Topic 718 by codifying Emerging Issues Task Force (“EITF”) Topic D-110 which provides the position of the Securities and Exchange Commission (“SEC”) regarding whether certain transactions under escrowed share arrangements, such as the Company’s restricted stock plan, represent compensation. Because the provisions of ASU 2010-05 were previously effective for the Company under EITF Topic D-110, ASU 2010-05 did not impact the Company’s financial position, results of operations or liquidity.

In January 2010, the FASB issued ASU 2010-02, “Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification.” ASU 2010-02 amends Topic 810 to clarify guidance on accounting for decreases in ownership of a subsidiary that is deemed a noncontrolling interest in consolidated financial statements. The provisions of ASU 2010-02 are effective beginning in the first interim or annual reporting period beginning on or after December 15, 2009. Management expects the adoption of ASU 2010-02 will not have a material impact on the Company’s financial position, results of operations or liquidity.

In December 2009, the FASB issued ASU 2009-17, “Consolidation (Topic 810): Improvements to Financial Reporting Involved with Variable Interest Entities.” ASU 2009-17 amends Topic 810 and replaces the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. ASU 2009-17 also requires additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The provisions of ASU 2009-17 are effective for interim and annual reporting periods that begin after November 15, 2009. Management does not expect adoption of ASU 2009-17 will have a material impact on its financial position, results of operations or liquidity.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets.” ASU 2009-16 amends Topic 860 and is intended to improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, ASU 2009-16 requires enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. The provisions of ASU 2009-16 are effective for interim and annual reporting periods beginning after November 15, 2009. Management has determined that ASU 2009-16 will not have a material impact on the Company’s financial position, results of operations or liquidity.

In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value.” ASU 2009-05 amends Topic 820 and provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that (i) uses the quoted price of the identical liability when traded as an asset, (ii) uses quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) is otherwise consistent with the principles of Topic 820 such as an income approach or a market approach. The provisions of ASU 2009-05 were effective for interim and annual periods beginning after its issuance in August of 2009. Adoption of ASU 2009-05 did not have a material impact on the Company’s financial position, results of operations or liquidity.

In August 2009, the FASB issued ASU 2009-04, “Accounting for Redeemable Equity Instruments.” ASU 2009-04 updated Topic 480 to include SEC guidance on accounting for redeemable equity investments, including share-based payment arrangements with employees, and whether such instruments should be classified as a liability or equity. ASU 2009-04 also addresses earnings per share calculations and the impact such instruments have on these calculations. The provisions of ASU 2009-04 were effective immediately upon issuance and did not have a material impact on the Company’s financial position, results of operations, liquidity or its earnings per common share calculations.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162.” SFAS No. 168 was issued to replace SFAS No. 162 as a result of the FASB Accounting Standards Codification™ (the “Codification”) which has become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB. The Codification supersedes all existing non-SEC accounting and reporting standards, and all other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The provisions of SFAS No. 168 were effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS No. 168 did not have a material effect on the Company’s financial position, results of operations or liquidity.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” SFAS No. 165 has been included in the Codification under Topic 855, “Subsequent Events,” and establishes general standards for disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, SFAS No. 165 sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events of transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The provisions of SFAS No. 165 were effective for the Company for the first interim period ended after June 15, 2009. The adoption of SFAS No. 165 did not have a material impact on the Company’s financial position, results of operations, liquidity or financial statement disclosures.

In April 2009, the FASB issued the following FASB Staff Positions:

•	FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2/124-2”);

•	FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1/28-1”); and

•	FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”).

FSP 115-2/124-2 amends the other-than-temporary impairment (“OTTI”) guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in financial statements. The provisions of FSP 115-2/124-2 (i) amend an investor required assertion regarding the ability and intent to hold a security, (ii) bifurcate OTTI between the portion related to a credit loss and the portion related to all other factors, and (iii) require presentation of total OTTI in the income statement with an offset for the amount of OTTI that is recognized in other comprehensive income.

FSP 107-1/28-1 amends SFAS No. 107 to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.

FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly.

The provisions of FSP 115-2/124-2, FSP 107-1/28-1 and FSP 157-4 were included in the Codification under Topic 820 and were effective for interim periods ended after June 15, 2009. The adoption of these FSPs did not have a material effect on the Company’s financial position, results of operations or liquidity but did expand the Company’s disclosure about fair values.

Reclassifications - Certain reclassifications of 2008 and 2007 amounts have been made to conform with the 2009 financial statements presentation. These reclassifications had no impact on prior years’ net income, as previously reported.

2. Investment Securities

The following is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
December 31, 2009:
Obligations of states and political subdivisions	$385,581	$10,517	$(2,211)	$393,887
U.S. Government agency residential mortgage-backed securities	93,159	1,351	—	94,510
Corporate obligations	1,596	269	—	1,865
Collateralized debt obligation	100	—	—	100
FHLB and FNBB stock	16,316	—	—	16,316

Total investment securities AFS	$496,752	$12,137	$(2,211)	$506,678

December 31, 2008:
Obligations of states and political subdivisions	$517,166	$31,753	$(6,179)	$542,740
U.S. Government agency residential mortgage-backed securities	371,110	3,187	(2,736)	371,561
Corporate obligation	6,953	—	—	6,953
Collateralized debt obligation	1,000	—	(317)	683
FHLB and FNBB stock	22,846	—	—	22,846

Total investment securities AFS	$919,075	$34,940	$(9,232)	$944,783

The following shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)
December 31, 2009:
Obligations of states and political subdivisions	$90,010	$1,453	$32,967	$758	$122,977	$2,211

Total temporarily impaired securities	$90,010	$1,453	$32,967	$758	$122,977	$2,211

December 31, 2008:
Obligations of states and political subdivisions	$117,686	$6,154	$2,309	$25	$119,995	$6,179
U.S. Government agency residential mortgage-backed securities	69,765	1,781	80,512	955	150,277	2,736
Collateralized debt obligation	683	317	—	—	683	317

Total temporarily impaired securities	$188,134	$8,252	$82,821	$980	$270,955	$9,232

At December 31, 2009, the Company’s investment securities portfolio included one security categorized as a collateralized debt obligation (“CDO”). This CDO has performed in accordance with its terms and is not in default, but, because its credit rating was downgraded to below investment grade and other factors, the Company determined during the third quarter of 2009 that it no longer expects to hold this security until maturity or until such time as fair value recovers to or above cost. As a result of the Company’s intent to dispose of this security, the Company recorded a $0.9 million charge during the third quarter of 2009 to reduce the carrying value of this security to $0.1 million.

At December 31, 2008, the Company’s investment securities portfolio included a bond issued by SLM Corporation (“Sallie Mae”) with an amortized cost of $10.0 million and an estimated fair value of $7.0 million. During 2008 the Company concluded that the Sallie Mae bond was other-than-temporarily impaired and recorded a pretax charge of $3.0 million to reduce the carrying value of this bond to its estimated fair value. This bond was subsequently sold in 2009.

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment for the investment securities portfolio, management considers the credit quality of the issuer, the nature and cause of the unrealized loss, the severity and duration of the impairments and other factors. At December 31, 2009 and 2008, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature. The Company does not have the intent to sell these investment securities and more likely than not would not be required to sell these investment securities before fair value recovers to amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2009 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
Due in one year or less	$42,696	$43,312
Due after one year to five years	73,243	74,442
Due after five years to ten years	36,586	37,988
Due after ten years	344,227	350,936

Total	$496,752	$506,678

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except (i) FHLB and FNBB stock with no contractual maturity date are shown in the longest maturity category, (ii) U.S. Government agency residential mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2009 and (iii) mortgage-backed securities issued by housing authorities of states and political subdivisions are allocated among various maturities based on an estimated repayment schedule projected by management as of December 31, 2009. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities and other-than-temporary impairment charges of the Company’s investment securities AFS are summarized as follows:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Sales proceeds	$528,542	$13,588	$56,240

Gross realized gains	$30,802	$360	$530
Gross realized losses	(2,920)	(777)	(10)
Other-than-temporary impairment charges	(900)	(3,016)	—

Net gains (losses) on investment securities	$26,982	$(3,433)	$520

Investment securities with carrying values of $344.6 million and $596.4 million at December 31, 2009 and 2008, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

At December 31, 2009 and 2008, there were no holdings of investment securities of any one issuer, other than U.S. Government agency residential mortgage-backed securities issued by either the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association, in an amount greater than 10% of stockholders’ equity.

3. Loans and Leases

The Company maintains a diversified loan and lease portfolio. The following is a summary of the loan and lease portfolio by principal category:

	December 31,
	2009	2008
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$282,733	$275,281
Non-farm/non-residential	606,880	551,821
Construction/land development	600,342	694,527
Agricultural	86,237	84,432
Multifamily residential	55,860	61,668
Commercial and industrial	150,208	206,058
Consumer	63,561	75,015
Direct financing leases	40,353	50,250
Agricultural (non-real estate)	15,509	19,460
Other	2,421	2,687

Total loans and leases	$1,904,104	$2,021,199

The Company’s direct financing leases include estimated residual values of $0.8 million at December 31, 2009 and $1.4 million at December 31, 2008, and are presented net of unearned income totaling $5.3 million and $7.0 million at December 31, 2009 and 2008, respectively. The above table includes deferred costs, net of deferred fees, that totaled $1.6 million and $0.6 million at December 31, 2009 and 2008, respectively. Loans and leases on which the accrual of interest has been discontinued aggregated $23.6 million and $15.4 million at December 31, 2009 and 2008, respectively. Interest income recorded during 2009, 2008 and 2007 for nonaccrual loans and leases at December 31, 2009, 2008 and 2007 was $1.3 million, $0.6 million and $0.3 million, respectively. Under the original terms, these loans and leases would have reported $2.5 million, $1.1 million and $0.6 million of interest income during 2009, 2008 and 2007, respectively.

4. Allowance for Loan and Lease Losses (“ALLL”)

The following is a summary of activity within the ALLL:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Balance - beginning of year	$29,512	$19,557	$17,699
Loans and leases charged off	(35,885)	(9,631)	(4,644)
Recoveries of loans and leases previously charged off	1,192	561	352

Net loans and leases charged off	(34,693)	(9,070)	(4,292)
Provision charged to operating expense	44,800	19,025	6,150

Balance - end of year	$39,619	$29,512	$19,557

The following is a summary of the Company’s impaired loans and leases:

	December 31,
	2009	2008
	(Dollars in thousands)
Impaired loans and leases with an allocated allowance	$1,938	$3,068
Impaired loans and leases without an allocated allowance	18,927	9,380

Total impaired loans and leases(1)	$20,865	$12,448

Total allowance allocated to impaired loans and leases	$1,661	$343

(1)	At December 31, 2009, $2.8 million of nonaccrual loans and leases were not deemed impaired. At December 31, 2008, $2.9 million of nonaccrual loans and leases were not deemed impaired.

The average carrying value of all impaired loans and leases during the year ended December 31, 2009 and 2008 was $22.8 million and $11.9 million, respectively.

5. Premises and Equipment

The following is a summary of premises and equipment:

	December 31,
	2009	2008
	(Dollars in thousands)
Land	$54,760	$55,586
Construction in process	5,827	7,372
Buildings and improvements	92,278	84,579
Leasehold improvements	5,004	4,928
Equipment	23,752	22,045

Gross premises and equipment	181,621	174,510
Accumulated depreciation	(25,417)	(21,924)

Premises and equipment, net	$156,204	$152,586

The Company capitalized $0.4 million, $1.1 million and $1.3 million of interest on construction projects during the years ended December 31, 2009, 2008 and 2007, respectively.

Included in occupancy expense is rent of $483,000, $605,000 and $657,000 incurred under noncancelable operating leases in 2009, 2008 and 2007, respectively, for leases of real estate in connection with buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2009 are as follows: $395,000 in 2010, $311,000 in 2011, $311,000 in 2012, $264,000 in 2013, $248,000 in 2014 and $1,988,000 thereafter. Rental income recognized during 2009, 2008 and 2007 for leases of buildings and premises and for equipment leased under operating leases was $500,000, $566,000 and $517,000, respectively.

6. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $540.2 million and $796.4 million at December 31, 2009 and 2008, respectively.

The following is a summary of the scheduled maturities of all time deposits:

	December 31,
	2009	2008
	(Dollars in thousands)
Up to one year	$832,905	$1,275,112
Over one to two years	41,328	23,805
Over two to three years	2,521	2,394
Over three to four years	338	1,574
Over four to five years	111	241
Thereafter	73	19

Total time deposits	$877,276	$1,303,145

7. Borrowings

Short-term borrowings with original maturities less than one year include FHLB advances, Federal Reserve Bank (“FRB”) borrowings, treasury, tax and loan note accounts and federal funds purchased. The following is a summary of information relating to these short-term borrowings:

	December 31,
	2009	2008
	(Dollars in thousands)
Average annual balance	$44,028	$100,594
December 31 balance	1,742	84,104
Maximum month-end balance during year	108,690	201,329
Interest rate:
Weighted-average - year	0.37%	2.01%
Weighted-average - December 31	0.00	0.51

At both December 31, 2009 and 2008, the Company had fixed rate FHLB advances with original maturities exceeding one year of $340.8 million. These fixed rate advances bear interest at rates ranging from 2.53% to 6.43% at December 31, 2009, are collateralized by a blanket lien on a substantial portion of the Company’s real estate loans and are subject to prepayment penalties if repaid prior to maturity date. At December 31, 2009, the Bank had $244 million of unused FHLB borrowing availability.

At December 31, 2009, aggregate annual maturities and weighted-average rates of FHLB advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted- Average Rate
(Dollars in thousands)
2010	$60,034	6.27%
2011	31	4.80
2012	21	4.64
2013	18	4.54
2014	19	4.54
Thereafter	280,688	3.84

Total	$340,811	4.27

Included in the above table are $340.0 million of FHLB advances that contain quarterly call features and are callable as follows:

	Amount	Weighted- Average Interest Rate	Maturity
	(Dollars in thousands)
Callable quarterly	$60,000	6.27%	2010
Callable quarterly	260,000	3.90	2017
Callable quarterly	20,000	2.53	2018

Total	$340,000	4.24

8. Subordinated Debentures

At December 31, 2009 the Company had the following issues of trust preferred securities outstanding and subordinated debentures owed to the Trusts:

Description	Subordinated Debentures Owed to Trusts	Trust Preferred Securities of the Trusts	Interest Rate at December 31, 2009	Final Maturity Date
	(Dollars in thousands)
Ozark III	$14,434	$14,000	3.23%	September 25, 2033
Ozark II	14,433	14,000	3.15	September 29, 2033
Ozark IV	15,464	15,000	2.49	September 28, 2034
Ozark V	20,619	20,000	1.90	December 15, 2036

Total	$64,950	$63,000

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

At both December 31, 2009 and 2008, the Company had an aggregate of $64.9 million of subordinated debentures outstanding and had an asset of $1.9 million representing its investment in the common equity issued by the Trusts. At both December 31, 2009 and 2008, the sole assets of the Trusts are the respective adjustable rate debentures and the liabilities of the respective Trusts are the 2003 Securities, the 2004 Securities and the 2006 Securities. The Trusts had aggregate common equity of $1.9 million and did not have any restricted net assets at both December 31, 2009 and 2008. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

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

9. Income Taxes

The following is a summary of the components of the provision (benefit) for income taxes:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Current:
Federal	$12,151	$13,400	$13,332
State	2,414	2,672	2,170

Total current	14,565	16,072	15,502

Deferred:
Federal	(1,308)	(5,161)	(938)
State	(398)	(985)	(119)

Total deferred	(1,706)	(6,146)	(1,057)

Provision for income taxes	$12,859	$9,926	$14,445

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	2.3	2.5	2.9
Effect of non-taxable interest income	(12.0)	(10.8)	(4.2)
Effect of BOLI and other non-taxable income	(2.0)	(3.4)	(1.6)
Other, net	(0.3)	(1.1)	(0.8)

Effective income tax rate	23.0%	22.2%	31.3%

Income tax benefits from the exercise of stock options in the amount of $0.1 million, $0.3 million and $0.4 million in 2009, 2008 and 2007, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2009 and 2008, income taxes refundable of $2.9 million and $0.6 million, respectively, were included in other assets.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2009	2008
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$14,756	$11,772
Stock-based compensation under the fair value method	1,395	1,270
Deferred compensation	704	746
Other real estate owned	980	311

Gross deferred tax assets	17,835	14,099

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	7,577	5,447
Investment securities AFS	3,612	8,901
FHLB stock dividends	363	538
Other, net	548	1,220

Gross deferred tax liabilities	12,100	16,106

Net deferred tax assets (liabilities)	$5,735	$(2,007)

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

On November 4, 2009, the Company redeemed all of the Series A Preferred Stock for $75.0 million, plus accrued and unpaid dividends, with the approval of the Company’s primary regulator in consultation with the Treasury. On November 24, 2009, the Company repurchased the Warrant from the Treasury for $2.65 million, which was charged against the Company’s additional paid-in capital.

The Series A Preferred Stock qualified as Tier 1 capital and paid cumulative cash dividends quarterly at a rate of 5% per annum while outstanding. The Series A Preferred Stock was non-voting, other than class voting rights on certain matters that could adversely affect the Series A Preferred Stock. While the Series A Preferred Stock was outstanding, the Company could not, without Treasury’s consent, increase its dividend rate per share of common stock or repurchase its common stock.

Prior to its repurchase by the Company, the Warrant was immediately exercisable and had a 10-year term. The Treasury could not exercise voting power with respect to any shares of Warrant Common Stock until the Warrant had been exercised.

In addition, the Purchase Agreement (i) granted the holders of the Series A Preferred Stock, the Warrant and the Warrant Common Stock certain registration rights, (ii) subjected the Company to certain of the executive compensation limitations included in the EESA and (iii) allowed the Treasury to unilaterally amend any of the terms of the Purchase Agreement to the extent required to comply with any changes after December 12, 2008 in applicable federal statutes.

Upon receipt of the aggregate consideration from the Treasury on December 12, 2008, the Company allocated the $75.0 million proceeds on a pro rata basis to the Series A Preferred Stock and the Warrant based on relative fair values. In estimating the fair value of the Warrant, the Company utilized the Black-Scholes model which includes assumptions regarding the Company’s common stock prices, stock price volatility, dividend yield, the risk free interest rate and the estimated life of the Warrant. The fair value of the Series A Preferred Stock was determined using a discounted cash flow methodology and a discount rate of 12%. As a result, the Company assigned $3.1 million of the aggregate proceeds to the Warrant and $71.9 million to the Series A Preferred Stock. The discount assigned to the Series A Preferred Stock was expected to be amortized over a five-year period, which was the expected life of the Series A Preferred Stock at the time it was issued, up to the $75.0 million liquidation value of such preferred stock, with the cost of such amortization being reported as additional preferred stock dividends. This resulted in a total dividend with a consistent annual effective yield of 5.98% prior to the Company’s redemption of the Series A Preferred Stock. As a result of the redemption, the remaining unamortized discount of $2.7 million was recognized as an additional preferred stock dividend in the fourth quarter of 2009.

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

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2009, 2008 and 2007 of $0.5 million, $0.4 million and $0.3 million, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the “Plan”). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company’s executive officers, was adopted by the Company’s board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2009, 2008 and 2007 totaled $117,000, $104,000 and $103,000, respectively. At December 31, 2009 and 2008, the Company had Plan assets, along with an equal amount of liabilities, totaling $2.4 million and $1.8 million, respectively, recorded on the accompanying consolidated balance sheet.

12. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase up to 1.5 million shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest reported asked price and the lowest reported bid price, on the date of the grant. While the vesting period and the termination date for the employee plan options are determined when options are granted, all such employee options outstanding at December 31, 2009 were issued with a vesting period of three years and an expiration of seven years after issuance. The Company also has a nonqualified stock option plan for non-employee directors. The non-employee director plan calls for options to purchase 1,000 shares of common stock to be granted to each non-employee director the day after the annual stockholders’ meeting. Additionally, a non-employee director elected or appointed for the first time as a director on a date other than an annual meeting shall be granted an option to purchase 1,000 shares of common stock. These options are exercisable immediately and expire ten years after issuance. All shares issued in connection with options exercised under both the employee and non-employee director stock option plans are in the form of newly-issued shares.

The following table summarizes stock option activity for the year ended December 31, 2009:

	Options	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2009	553,000	$28.39
Granted	77,600	24.47
Exercised	(21,800)	11.83
Forfeited	(46,050)	30.17

Outstanding - December 31, 2009	562,750	$28.34	4.4	$1,502	(1)

Fully vested and expected to vest- December 31, 2009	534,570	$28.40	4.4	$1,431	(1)

Exercisable - December 31, 2009	314,200	$28.81	3.3	$954	(1)

(1)	Based on average trade value of $29.27 per share on December 31, 2009.

Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. The total intrinsic value of options exercised during 2009, 2008 and 2007 was $0.3 million, $1.0 million and $1.6 million, respectively.

Options to purchase 77,600 shares, 117,950 shares and 122,600 shares, respectively, were granted during 2009, 2008 and 2007 with a weighted-average fair value of $7.09, $7.33 and $7.37, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent stock price of the Company’s common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company’s common stock. The expected life of the options is calculated based on the “simplified” method as provided for under SEC Staff Accounting Bulletin No. 110.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

	2009	2008	2007
Risk-free interest rate	2.32%	2.61%	4.40%
Expected dividend yield	2.13%	1.88%	1.54%
Expected stock volatility	37.0%	32.8%	22.4%
Expected life (years)	5.0	5.0	5.0

The total fair value of options to purchase shares of the Company’s common stock that vested during the years ended 2009, 2008 and 2007 was $0.9 million, $1.1 million and $0.6 million, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $0.9 million at December 31, 2009 and is expected to be recognized over a weighted-average period of 2.1 years.

Effective April 21, 2009, the Company’s shareholders voted to approve the Company’s restricted stock plan permitting issuance of up to 200,000 shares of restricted stock or restricted stock units. All officers and employees of the Company are eligible to receive awards under the restricted stock plan. The benefits or amounts that may be received by or allocated to any particular officer or employee of the Company under the restricted stock plan will be determined in the sole discretion of the Company’s board of directors or its personnel and compensation committee. Shares of common stock issued under the restricted stock plan may be shares of original issuance, shares held in treasury or shares that have been reacquired by the Company.

The following table summarizes non-vested restricted stock activity for the year ended December 31, 2009. There were no grants of restricted stock awards or restricted stock activity prior to 2009.

Year Ended December 31, 2009
Balance - beginning of year	—
Granted	18,600
Forfeited	—
Earned and issued	—

Balance - end of year	18,600

The fair value of the restricted stock awards is amortized to compensation expense over the vesting period (generally three years) and is based on the market price of the Company’s common stock at the date of grant multiplied by the number of shares granted that are expected to vest. The weighted-average grant date fair value of restricted stock granted during 2009 was $0.5 million, or $24.44 per share. Stock-based compensation expense for restricted stock included in non-interest expense was $24,000 for 2009. Unrecognized compensation expense for nonvested restricted stock awards was $0.4 million at December 31, 2009 and is expected to be recognized over 2.8 years.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since these commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. The type of collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and other real or personal property.

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $191.0 million and $339.2 million at December 31, 2009 and 2008, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The terms of the letters of credit are generally for a period of one year. The maximum amount of future payments the Company could be required to make under these letters of credit at December 31, 2009 and 2008 is $9.5 million and $10.3 million, respectively. The Company holds collateral to support letters of credit when deemed necessary. The total of collateralized commitments at December 31, 2009 and 2008 was $8.0 million and $8.3 million, respectively.

14. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). The aggregate amount of loans to such related parties at December 31, 2009 and 2008 was $8.2 million and $4.4 million, respectively. New loans and advances on prior commitments made to such related parties were $5.6 million, $0.9 million and $3.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Repayments of loans made by such related parties were $1.8 million, $5.4 million and $25.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. During 2008 advances totaling $8.9 million were removed from the Company’s related party loans as a result of changes in the composition of such related parties.

Wiring and cabling installation for certain of the Company’s facilities were performed by an entity whose ownership includes a member of the Company’s board of directors. Total payments to this entity were $119,000 in 2009, $224,000 in 2008 and none in 2007 for such installation contract work. This entity was awarded each of these contracts as a result of it being the low bidder in a competitive bid process.

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

Federal regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (Tier 1 leverage ratio) of at least 3.0%. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, qualifying minority interest and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2009 and 2008 the Company’s and the Bank’s Tier 1 and total capital ratios and their Tier 1 leverage ratios exceeded minimum requirements.

The actual and required regulatory capital amounts and ratios of the Company and the Bank at December 31, 2009 and 2008 were as follows:

	Actual		Required
			For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2009:
Total capital (to risk-weighted assets):
Company	$349,649	15.03%	$186,095	8.00%	$232,619	10.00%
Bank	328,714	14.22	184,952	8.00	231,191	10.00
Tier 1 capital (to risk-weighted assets):
Company	320,442	13.78	93,047	4.00	139,571	6.00
Bank	299,683	12.96	92,476	4.00	138,714	6.00
Tier 1 leverage (to average assets):
Company	320,442	11.39	84,392	3.00	140,653	5.00
Bank	299,683	10.72	83,904	3.00	139,841	5.00

December 31, 2008:
Total capital (to risk-weighted assets):
Company	$395,406	15.36%	$205,990	8.00%	$257,488	10.00%
Bank	376,453	14.63	205,840	8.00	257,300	10.00
Tier 1 capital (to risk-weighted assets):
Company	365,894	14.21	102,995	4.00	154,493	6.00
Bank	346,941	13.48	102,920	4.00	154,380	6.00
Tier 1 leverage (to average assets):
Company	365,894	11.64	94,319	3.00	157,198	5.00
Bank	346,941	11.09	93,813	3.00	156,355	5.00

As of December 31, 2009 and 2008, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

The state bank commissioner’s approval is required before the Bank can declare and pay any dividend of 75% or more of the net profits of the Bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2009, the Bank could not pay dividends without the approval of regulatory authorities as a result of the $75 million dividend paid by the Bank to the Company for the redemption of the Series A Preferred Stock. At December 31, 2008, $34.5 million was available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific obligations. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $31.0 million and $36.7 million, respectively, at December 31, 2009 and 2008.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or deposits primarily with the FRB. At December 31, 2009 and 2008, these required balances aggregated $6.2 million and $4.4 million, respectively.

16. Fair Value Measurements

In accordance with ASC Topic 820, “Fair Value Measurements and Disclosures,” the Company applied the following fair value hierarchy in the measurement of certain of its assets and liabilities on a fair value basis.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 - Instruments whose inputs are unobservable.

The following table sets forth the Company’s assets and liabilities at December 31, 2009 and 2008 that are accounted for at fair value:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2009:
Assets:
Investment securities AFS(1):
Obligations of state and political subdivisions	$—	$377,297	$16,590	$393,887
U.S. Government agency residential mortgage-backed securities	—	94,510	—	94,510
Corporate obligations	—	1,865	—	1,865
Collateralized debt obligation	—	—	100	100

Total investment securities AFS	—	473,672	16,690	490,362
Impaired loans and leases	—	—	19,204	19,204
Foreclosed assets held for sale, net	—	—	61,148	61,148
Derivative assets - IRLC and FSC	—	—	210	210

Total assets at fair value	$—	$473,672	$97,252	$570,924

Liabilities:
Derivative liabilities - IRLC and FSC	$—	$—	$210	$210

Total liabilities at fair value	$—	$—	$210	$210

December 31, 2008:
Assets:
Investment securities AFS(1)
Obligations of state and political subdivisions	$85,275	$435,081	$22,384	$542,740
U.S. Government agency residential mortgage-backed securities	—	371,561	—	371,561
Corporate obligations	—	—	6,953	6,953
Collateralized debt obligation	—	—	683	683

Total investment securities AFS	85,275	806,642	30,020	921,937
Impaired loans and leases	—	—	12,105	12,105
Foreclosed assets held for sale, net	—	—	10,758	10,758
Derivative assets - IRLC and FSC	—	—	477	477

Total assets at fair value	$85,275	$806,642	$53,360	$945,277

Liabilities:
Derivative liabilities - IRLC and FSC	$—	$—	$477	$477

Total liabilities at fair value	$—	$—	$477	$477

(1)	Does not include $16.3 million and $22.8 million at December 31, 2009 and 2008, respectively, of shares of FHLB and FNBB stock that do not have readily determinable fair values and are carried at cost.

The following methods and assumptions are used to estimate the fair value of the Company’s assets and liabilities that were accounted for at fair value.

Investment securities - The Company utilizes independent third parties as its principal pricing sources for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

The Company has determined that certain of its investment securities had a limited to non-existent trading market at December 31, 2009 and 2008. As a result, the Company considers these investments as Level 3 in the fair value hierarchy. The following is a description of those investment securities and the fair value methodology used for such securities.

Obligations of state and political subdivisions - The fair values of certain obligations of state and political subdivisions consisting of unrated Arkansas private placement special improvement district bonds (“SID bonds”) in the amount of $16.6 million and $19.0 million at December 31, 2009 and 2008, respectively, were calculated using Level 3 hierarchy inputs and assumptions as the trading market for such securities was determined to be “not active”. This determination was based on the limited number of trades or, in certain cases, the existence of no reported trades for the SID bonds and the private placement nature of such SID bonds. The SID bonds are prepayable at par value at the option of the issuer. As a result, management believes the SID bonds should be valued at the lower of (i) the matrix pricing provided by the Company’s third party pricing services for comparable unrated municipal securities or (ii) par value. At December 31, 2009 and 2008, the third party pricing matrices valued the Company’s total portfolio of SID bonds at $17.4 million and $19.8 million, respectively, which exceeded the aggregate par value of the SID bonds by $0.8 million at both December 31, 2009 and 2008. Accordingly, at December 31, 2009 and 2008 the Company reported the SID bonds at par value of $16.6 million and $19.0 million, respectively.

Collateralized debt obligation – At December 31, 2009 and 2008, the Company’s investment securities portfolio included one security categorized as a collateralized debt obligation (“CDO”). At December 31, 2008, the Company considered this security as a Level 3 in the fair value hierarchy based on a trading market that was determined to be “not active” based on the limited number of trades, small block sizes, and the significant spreads between the bid and ask price. Accordingly, the Company developed an internal model for pricing this security based on the present value of expected cash flows of the instruments at an appropriate risk-adjusted discount rate. Additionally, the Company reviewed other information such as historical and current performance of the bond, performances of underlying collateral, if any, deferral or default rates, if any, cash flow projections, liquidity and credit premiums required by market participants, financial trend analysis with respect to the individual issuing entities and other factors in determining the appropriate risk-adjusted discount rates and expected cash flows.

During 2009 this CDO has continued to perform in accordance with its terms and is not in default, but, because its credit rating was downgraded to below investment grade and other factors, the Company determined during the third quarter of 2009 that it no longer expects to hold this security until maturity or until such time as fair value recovers to or above cost. As a result of the Company’s intent to dispose of this security, the Company recorded a $0.9 million charge during the third quarter of 2009 to reduce the carrying value of this security to $0.1 million at December 31, 2009. The Company continued to report this CDO as a Level 3 security in the fair value hierarchy at December 31, 2009.

Corporate obligations – The trading market for one of its investment securities categorized as a corporate obligation with a fair value at December 31, 2008 of $7.0 million was determined to be “not active” based on the limited number of trades, small block sizes, and the significant spreads between the bid and ask price. Accordingly, the Company developed an internal model for pricing this security based on the present value of expected cash flows of the instruments at an appropriate risk-adjusted discount rate. Additionally, the Company reviewed other information such as historical and current performance of the bond, performances of underlying collateral, if any, deferral or default rates, if any, cash flow projections, liquidity and credit premiums required by market participants, financial trend analysis with respect to the individual issuing entities and other factors in determining the appropriate risk-adjusted discount rates and expected cash flows. This bond was subsequently sold in 2009.

Impaired loans and leases – Fair values are measured on a nonrecurring basis and are based on the underlying collateral value of the impaired loan or lease, net of holding and selling costs, or the estimated discounted cash flows for such loan or lease. In accordance with the provisions of ASC Topic 310, the Company has reduced the carrying value of its impaired loans and leases (all of which are included in nonaccrual loans and leases) by $9.7 million and $4.0 million, respectively, to the estimated fair value of $19.2 million and $12.1 million, respectively, for such loans and leases at December 31, 2009 and 2008. The $9.7 million and $4.0 million, respectively, adjustment to reduce the carrying value of impaired loans and leases to estimated fair value during 2009 and 2008 consisted of $8.1 million and $3.7 million, respectively, of partial charge-offs and $1.7 million and $0.3 million, respectively, of specific loan and lease loss allocations.

Foreclosed assets held for sale, net – Repossessed personal properties and real estate acquired through or in lieu of foreclosure are measured on a non-recurring basis and are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated fair value net of estimated selling costs, if lower, until disposition. Fair values of other real estate are generally based on third party appraisals, broker price opinions or other valuations of the property, resulting in a Level 3 classification.

Derivative assets and liabilities – The fair values of IRLC and FSC derivative assets and liabilities are measured on a recurring basis and are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and the measurement date.

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

	Investment Securities AFS	Derivative Assets- IRLC and FSC	Derivative Liabilities- IRLC and FSC
	(Dollars in thousands)
Balances - January 1, 2008	$—	$80	$(80)
Total realized gains/(losses) included in earnings	(3,016)	397	(397)
Total unrealized gains/(losses) included in other comprehensive income	1,271	—	—
Purchases, sales, issuances and settlements, net	—	—	—
Transfers in and/or out of Level 3	31,765	—	—

Balances - December 31, 2008	30,020	$477	$(477)
Total realized gains/(losses) included in earnings	(3,753)	(267)	267
Total unrealized gains/(losses) included in other comprehensive income	317	—	—
Purchases, sales, issuances and settlements, net	(6,524)	—	—
Transfers in and/or out of Level 3	(3,370)	—	—

Balances - December 31, 2009	$16,690	$210	$(210)

17. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities - The Company utilizes independent third parties as its principal pricing sources for determining fair value. For investment securities traded in an active market, fair values are measured on a recurring basis and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. The Company’s investments in the common stock of the FHLB and FNBB of $16.3 million at December 31, 2009 and $22.8 million at December 31, 2008 do not have readily determinable fair values and are carried at cost.

Loans and leases - The fair value of loans and leases is estimated by discounting the future cash flows using the current rate at which similar loans or leases would be made to borrowers or lessees with similar credit ratings and for the same remaining maturities.

Deposit liabilities - The fair value of demand deposits, savings accounts, money market deposits and other transaction accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using the rate currently available for deposits of similar remaining maturities.

Repurchase Agreements- For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Other borrowed funds - For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term instruments is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Subordinated debentures - The fair values of these instruments are based primarily upon discounted cash flows using rates for securities with similiar terms and remaining maturities.

Derivative assets and liabilities - The fair values of IRLC and FSC derivative assets and liabilities are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end.

Off-balance sheet instruments - The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and were not material at December 31, 2009 and 2008.

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

The following table presents the estimated fair values of the Company’s financial instruments:

	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$78,294	$78,294	$40,982	$40,982
Investment securities AFS	506,678	506,678	944,783	944,783
Loans and leases, net of ALLL	1,864,485	1,841,953	1,991,687	1,982,418
Derivative assets - IRLC and FSC	210	210	477	477
Financial liabilities:
Demand, NOW, savings and money market account deposits	$1,151,718	$1,151,718	$1,038,269	$1,038,269
Time deposits	877,276	881,463	1,303,145	1,313,996
Repurchase agreements with customers	44,269	44,269	46,864	46,864
Other borrowings	342,553	423,404	424,947	519,517
Subordinated debentures	64,950	27,650	64,950	47,565
Derivative liabilities - IRLC and FSC	210	210	477	477

18. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Cash paid during the period for:
Interest	$49,692	$86,591	$97,867
Income taxes	14,504	15,045	12,917
Supplemental schedule of non-cash investing and financing activities:
Loans transferred to foreclosed assets held for sale	74,122	17,259	8,345
Loans advanced for sales of foreclosed assets	3,132	2,457	1,487
Net change in unrealized gains and losses on investment securities AFS	(15,783)	50,539	(16,733)
Unsettled AFS investment security trades:
Purchases	8,372	14,038	—
Sales/calls	—	2,525	—
Securities received on dissolution of unconsolidated investments	—	3,370	—

19. Other Operating Expenses

The following is a summary of other operating expenses:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Postage and supplies	$1,530	$1,633	$1,620
Telephone and data lines	1,806	1,630	1,415
Advertising and public relations	1,083	1,204	1,057
Professional and outside services	1,793	1,537	1,077
Software	1,524	1,261	1,201
FDIC Insurance	4,291	1,131	701
Loan collection and repossession expense	3,999	999	328
Write down of other real estate owned	4,009	1,042	122
Other	7,010	4,958	3,974

Total other operating expenses	$27,045	$15,395	$11,495

20. Earnings Per Common Share (“EPS”)

The following table sets forth the computation of basic and diluted EPS:

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except per share amounts)
Numerator:
Distributed earnings allocated to common stock	$8,778	$8,418	$7,216
Undistributed earnings allocated to common stock	28,048	26,056	24,530

Net earnings allocated to common stock	$36,826	$34,474	$31,746

Denominator:
Denominator for basic EPS—weighted-average common shares	16,880	16,849	16,789
Effect of dilutive securities—stock options	20	25	45

Denominator for diluted EPS—weighted-average common shares and assumed conversions	16,900	16,874	16,834

Basic EPS	$2.18	$2.05	$1.89

Diluted EPS	$2.18	$2.04	$1.89

Options to purchase 487,350 shares, 464,200 shares and 340,150 shares, respectively, of the Company’s common stock at a weighted-average exercise price of $30.02 per share, $30.86 per share and $32.62 per share, respectively, were outstanding during 2009, 2008 and 2007, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive. Additionally, a warrant for the purchase of 379,811 shares of the Company’s common stock at an exercise price of $29.62 was outstanding at December 31, 2008 (none at December 31, 2009 and 2007) but was not included in the diluted EPS computation as inclusion would have been antidilutive.

21. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company:

Condensed Balance Sheets

	December 31,
	2009	2008
	(Dollars in thousands)
Assets
Cash	$8,437	$10,247
Investment in consolidated bank subsidiary	310,161	367,137
Investment in unconsolidated Trusts	1,950	1,950
Investments securities AFS	485	1,724
Loans	8,768	4,888
Land for future branch site	1,875	1,875
Excess cost over fair value of net assets acquired	1,092	1,092
Other, net	1,554	1,537

Total assets	$334,322	$390,450

Liabilities and Stockholders’ Equity
Accounts payable and other liabilities	$46	$129
Accrued interest payable	171	374
Preferred stock dividends payable	—	198
Income taxes payable	127	617
Subordinated debentures	64,950	64,950

Total liabilities	65,294	66,268

Stockholders’ equity:
Preferred stock, net of unamortized discount	—	71,880
Common stock	169	169
Additional paid-in capital	41,584	43,314
Retained earnings	221,243	193,195
Accumulated other comprehensive income (loss)	6,032	15,624

Total stockholders’ equity	269,028	324,182

Total liabilities and stockholders’ equity	$334,322	$390,450

Condensed Statements of Income

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Income:
Dividends from Bank	$92,200	$14,400	$12,600
Dividends from Trusts	64	113	152
Interest	984	183	94
Other	138	137	180

Total income	93,386	14,833	13,026

Expenses:
Interest	2,138	3,760	5,066
Other operating expenses	2,258	2,411	2,072

Total expenses	4,396	6,171	7,138

Net income before income tax benefit and equity in undistributed earnings of Bank	88,990	8,662	5,888
Income tax benefit	1,482	2,432	2,814
Equity in undistributed earnings of Bank	(47,370)	23,607	23,044

Net income	43,102	34,701	31,746
Preferred stock dividends and amortization of preferred stock discount	(6,276)	(227)	—

Net income available to common stockholders	$36,826	$34,474	$31,746

Condensed Statements of Cash Flows

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$43,102	$34,701	$31,746
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank	47,370	(23,607)	(23,044)
Gain on sale of investment securities AFS	(162)	—	—
Deferred income tax benefit	(63)	(330)	(341)
Stock-based compensation expense	712	862	869
Tax benefits on exercise of stock options	(111)	(283)	(420)
Changes in other assets and other liabilities	(802)	999	2,013

Net cash provided by operating activities	90,046	12,342	10,823

Cash flows from investing activities:
Net increase in loans	(3,880)	(2,449)	(2,438)
Proceeds from sales of investment securities AFS	1,437	—	—
Proceeds from sales of other investments	—	—	2,269
Equity contributed to Bank	—	(87,000)	(16,000)

Net cash used by investing activities	(2,443)	(89,449)	(16,169)

Cash flows from financing activities:
Proceeds from exercise of stock options	258	408	546
Tax benefits on exercise of stock options	111	283	420
Proceeds from issuance of preferred stock and common stock warrant	—	75,000	—
Redemption of preferred stock	(75,000)	—	—
Repurchase of common stock warrant	(2,650)	—	—
Cash dividends paid on preferred stock	(3,354)	—	—
Cash dividends paid on common stock	(8,778)	(8,418)	(7,216)

Net cash (used) provided by financing activities	(89,413)	67,273	(6,250)

Net decrease in cash	(1,810)	(9,834)	(11,596)
Cash - beginning of year	10,247	20,081	31,677

Cash - end of year	$8,437	$10,247	$20,081