Form 10-K, Exhibit 13
period 2010-12-31
BANK OF THE OZARKS INC
filed 2011-03-10
CIK 1038205

Exhibit 13

Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$157,972	$165,908	$183,003	$176,970	$155,198
Interest expense	34,337	47,585	84,302	99,352	84,478
Net interest income	123,635	118,323	98,701	77,618	70,720
Provision for loan and lease losses	16,000	44,800	19,025	6,150	2,450
Non-interest income	70,322	51,051	19,349	22,975	23,231
Non-interest expense	87,419	68,632	54,398	48,252	46,390
Preferred stock dividends	—	6,276	227	—	—
Net income available to common stockholders	64,001	36,826	34,474	31,746	31,693
Common share and per common share data:
Earnings - diluted	$3.75	$2.18	$2.04	$1.89	$1.89
Book value	18.79	15.91	14.96	11.35	10.43
Dividends	0.60	0.52	0.50	0.43	0.40
Weighted-average diluted shares outstanding (thousands)	17,045	16,900	16,874	16,834	16,803
End of period shares outstanding (thousands)	17,054	16,905	16,864	16,818	16,747
Balance sheet data at period end:
Total assets	$3,273,659	$2,770,811	$3,233,303	$2,710,875	$2,529,400
Total loans and leases not covered by loss share	1,856,429	1,904,104	2,021,199	1,871,135	1,677,389
Allowance for loan and lease losses	40,230	39,619	29,512	19,557	17,699
Loans covered by loss share	497,545	—	—	—	—
ORE covered by loss share	31,145	—	—	—	—
FDIC loss share receivable	153,111	—	—	—	—
Total investment securities	398,698	506,678	944,783	578,348	620,132
Total deposits	2,540,753	2,028,994	2,341,414	2,057,061	2,045,092
Repurchase agreements with customers	43,324	44,269	46,864	46,086	41,001
Other borrowings	282,139	342,553	424,947	336,533	194,661
Subordinated debentures	64,950	64,950	64,950	64,950	64,950
Preferred stock, net of unamortized discount	—	—	71,880	—	—
Total common stockholders’ equity	320,355	269,028	252,302	190,829	174,633
Loan and lease including covered loans to deposit ratio	92.65%	93.84%	86.32%	90.96%	82.02%
Average balance sheet data:
Total average assets	$2,998,850	$3,002,121	$3,017,707	$2,601,299	$2,365,316
Total average common stockholders’ equity	296,035	267,768	213,271	184,819	158,194
Average common equity to average assets	9.87%	8.92%	7.07%	7.10%	6.69%
Performance ratios:
Return on average assets	2.13%	1.23%	1.14%	1.22%	1.34%
Return on average common stockholders’ equity	21.62	13.75	16.16	17.18	20.03
Net interest margin - FTE	5.18	4.80	3.96	3.44	3.49
Efficiency ratio	42.86	37.84	42.32	46.33	47.07
Common stock dividend payout ratio	15.89	23.84	24.42	22.75	21.16
Asset quality ratios:
Net charge-offs to average loans and leases(1)	0.81%	1.75%	0.45%	0.24%	0.12%
Nonperforming loans and leases to total loans and leases(1)	0.75	1.24	0.76	0.35	0.34
Nonperforming assets to total assets(1)	1.72	3.06	0.81	0.36	0.24
Allowance for loan and lease losses as a percentage of:
Total loans and leases(1)	2.17%	2.08%	1.46%	1.05%	1.06%
Nonperforming loans and leases	288%	168%	192%	295%	310%
Capital ratios at period end:
Tier 1 leverage	11.88%	11.39%	11.64%	9.80%	9.39%
Tier 1 risk-based capital	16.13	13.78	14.21	11.79	11.71
Total risk-based capital	17.39	15.03	15.36	12.67	12.76

(1)	Excludes loans and/or ORE covered by FDIC loss share agreements, except for their inclusion in total assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income available to common stockholders of Bank of the Ozarks, Inc. (the “Company”) was $64.0 million for the year ended December 31, 2010, a 73.8% increase from $36.8 million in 2009. Net income available to common stockholders in 2008 was $34.5 million. Diluted earnings per common share were $3.75 for 2010, a 72.0% increase from $2.18 in 2009. Diluted earnings per common share were $2.04 in 2008.

The table below shows total assets, investment securities, loans and leases not covered by Federal Deposit Insurance Corporation (“FDIC”) loss share agreements, assets covered by loss share agreements (“covered assets”), deposits, common stockholders’ equity, net income available to common stockholders, diluted earnings per common share and book value per common share at December 31, 2010, 2009 and 2008 and the percentage of change year over year.

				% Change
	December 31,			2010	2009
	2010	2009	2008	from 2009	from 2008
	(Dollars in thousands, except per share amounts)
Total assets	$3,273,659	$2,770,811	$3,233,303	18.1%	(14.3)%
Investment securities	398,698	506,678	944,783	(21.3)	(46.4)
Loans and leases not covered by FDIC loss share agreements	1,856,429	1,904,104	2,021,199	(2.5)	(5.8)
Covered assets:
Loans	497,545	—	—	—	—
Other real estate	31,145	—	—	—	—
FDIC loss share receivable	153,111	—	—	—	—
Deposits	2,540,753	2,028,994	2,341,414	25.2	(13.3)
Common stockholders’ equity	320,355	269,028	252,302	19.1	6.6
Net income available to common stockholders	64,001	36,826	34,474	73.8	6.8
Diluted earnings per common share	3.75	2.18	2.04	72.0	6.9
Book value per common share	18.79	15.91	14.96	18.1	6.4

Two measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average common stockholders’ equity (“ROE”). ROA measures net income available to common stockholders in relation to average total assets. It is calculated by dividing annual net income available to common stockholders by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2010, the Company’s ROA was 2.13% compared with 1.23% in 2009 and 1.14% in 2008. ROE measures net income available to common stockholders in relation to average common stockholders’ equity. It is calculated by dividing annual net income available to common stockholders by average common stockholders’ equity and indicates how effectively a company can generate net income on the capital invested by its common stockholders. For the year ended December 31, 2010, the Company’s ROE was 21.62% compared with 13.75% in 2009 and 16.16% in 2008.

Analysis of Results of Operations

The Company is a bank holding company whose primary business is commercial banking conducted through its wholly-owned state chartered bank subsidiary – Bank of the Ozarks (the “Bank”). The Company’s results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases, loans covered by FDIC loss share agreements (“covered loans”) and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, borrowings and subordinated debentures. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance (“BOLI”) income, other charges and fees, gains and losses on investment securities and from sales of other assets, and, during 2010, gains on FDIC-assisted transactions and accretion of FDIC loss share receivable.

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

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent (“FTE”) basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $10.0 million in 2010, $12.0 million in 2009 and $10.5 million in 2008. No adjustments have been made in this analysis for income exempt from state income taxes or for interest expense deductions disallowed under the provisions of the Internal Revenue Code as a result of investments in certain tax-exempt securities.

2010 compared to 2009

Net interest income for 2010 increased 2.5% to $133.6 million compared to $130.3 million for 2009. Net interest margin was 5.18% in 2010 compared to 4.80% in 2009. The growth in net interest income was a result of the improvement in the Company’s net interest margin, which increased 38 basis points (“bps”) from 2009 to 2010, offset in part by a reduction in the Company’s average earning assets, which decreased 5.0% from 2009 to 2010.

The Company’s improvement in its net interest margin in 2010 resulted from a combination of factors including (i) improvement in the Company’s spread between yields on loans and leases not covered by FDIC loss share agreements and rates paid on deposits and (ii) the addition of higher yielding covered loans that were acquired as a result of the Company’s four FDIC-assisted acquisitions in 2010.

Yields on average earning assets decreased 4 bps in 2010 compared to 2009. This decrease was due primarily to a 7 bps decrease in loan and lease yields in 2010, and a 21 bps decrease in the average yield on the Company’s investment securities portfolio, mostly offset by the addition of higher yielding covered loans in 2010.

The 7 bps decrease in loan and lease yields was due primarily to the repricing of the Company’s loan and lease portfolio at lower interest rates during 2010. The 21 bps decrease in the Company’s average yield on its investment securities in 2010 was the result of an 85 bps decrease in yield on taxable investment securities, an 89 bps decrease in yield on tax-exempt investment securities, and a shift in the composition of the portfolio to include a higher proportion of tax-exempt investment securities with generally higher FTE yields than the Company’s taxable investment securities. During 2010 tax-exempt investment securities comprised 81.8% of the average balance of the Company’s investment securities portfolio compared to 56.1% in 2009. In 2009 and 2010, the Company reduced its investment securities portfolio as a result of its ongoing evaluations of interest rate risk and to free up capital for FDIC-assisted acquisitions.

During 2010 the Company, through the Bank, made four FDIC-assisted acquisitions. Most loans acquired in these acquisitions are covered loans and are higher yielding than the Company’s non-covered loans and leases. The yield on covered loans in 2010 was 7.85%, or 160 bps higher than the Company’s 2010 yield of 6.25% on non-covered loans and leases.

The 4 bps decrease in average earning asset yields in 2010 was more than offset by a 53 bps decrease in the average rate on interest bearing liabilities, resulting in the overall 38 bps increase in net interest margin in 2010 compared to 2009. The decrease in the average rate on interest bearing liabilities was primarily attributable to a 56 bps decrease in the average rate on interest bearing deposits, the largest component of the Company’s interest bearing liabilities. This decrease in the average rate on interest bearing deposits was principally due to (i) effectively managing the repricing of time deposits which resulted in lower rates paid on these deposits as they were renewed or repriced and (ii) a favorable shift in the mix of the Company’s deposits, resulting in the Company’s average balance of time deposits, which generally pay higher rates than other interest bearing deposits, decreasing to 43.7% of average interest bearing deposits in 2010 from 57.1% of average interest bearing deposits in 2009.

The Company’s other borrowing sources include (i) repurchase agreements with customers (“repos”), (ii) other borrowings comprised primarily of Federal Home Loan Bank of Dallas (“FHLB”) advances, and, to a lesser extent, Federal Reserve Bank (“FRB”) borrowings and federal funds purchased, and (iii) subordinated debentures. The rates paid on repos decreased 37 bps for 2010 compared to 2009 primarily as a result of the Company’s efforts to effectively manage the rates on its interest bearing liabilities, including repos. The rates paid on the Company’s other borrowings increased 8 bps in 2010 compared to 2009. Other borrowings consist primarily of fixed rate, callable FHLB advances. The increase in rates for other borrowings in 2010 compared to 2009 was due primarily to lower utilization of lower rate short-term federal funds purchased and short-term FHLB borrowings, partially offset by the repayment of $60.0 million of fixed rate, callable FHLB advances with a weighted-average interest rate of 6.25% that were repaid on their maturity dates in May 2010. The rates paid on the Company’s subordinated debentures, which are tied to a spread over the 90-day London Interbank Offered Rate (“LIBOR”) and reset periodically, decreased 57 bps in 2010 compared to 2009 as a result of the decrease in 90-day LIBOR on the applicable reset dates during 2010.

The 5.0% reduction in average earning assets in 2010 was due primarily to a decrease of $265 million in the Company’s average investment securities portfolio. During both 2009 and 2010 the Company was a net seller of investment securities, reducing its year-end portfolio by $438 million from December 31, 2008 to December 31, 2009, and by $108 million from December 31, 2009 to December 31, 2010. The average balance of investment securities was $469 million for 2010 compared to $734 million for 2009. The addition of covered loans during 2010 partially offset the decrease in average earnings assets caused by the reduction of the investment securities portfolio. During 2010, the Company’s covered loan portfolio increased from none at December 31, 2009 to $498 million at December 31, 2010, and the average balance of covered loans was $218 million for 2010 compared to none for 2009.

2009 compared to 2008

Net interest income for 2009 increased 19.4% to $130.3 million compared to $109.2 million for 2008. Net interest margin was 4.80% in 2009 compared to 3.96% in 2008. The growth in net interest income was a result of the improvement in the Company’s net interest margin, which increased 84 bps from 2008 to 2009, offset in part by a reduction in the Company’s average earning assets, which decreased 1.5% from 2008 to 2009.

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

At December 31, 2009, approximately 53% of the Company’s variable rate loans were at their “floor” rate. In recent years, the Company has included “floor” interest rates in many of its variable rate loan contracts. The inclusion of these floor rates has helped to lessen the impact that falling interest rates have had on the Company’s loan and lease yields.

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

The Company’s other borrowing sources include (i) repos, (ii) other borrowings, and (iii) subordinated debentures. The rates paid on repos decreased 68 bps for 2009 compared to 2008 primarily as a result of decreases in FOMC federal funds target rate and other rate indices. The rates paid on the Company’s other borrowings increased 21 bps in 2009 compared to 2008 primarily due to lower average balances of short-term FHLB advances utilized in 2009 compared to 2008. The rates paid on the Company’s subordinated debentures declined 250 bps in 2009 compared to 2008 as a result of the decrease in 90-day LIBOR during 2009.

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

The following table sets forth certain information relating to the Company’s net interest income for the years ended December 31, 2010, 2009 and 2008. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases not covered by loss share includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale (“AFS”) and other-than-temporary impairment writedowns. The yields on loans and leases not covered by loss share include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. The yields on investment securities include amortization of premiums and accretion of discounts. The yields on covered loans consist of accretion of the net present value of expected future cash flows using the effective yield method over the term of the loans. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2010			2009			2008
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$1,230	$18	1.50%	$552	$10	1.88%	$470	$13	2.77%
Investment securities:
Taxable	85,554	4,130	4.83	322,215	18,314	5.68	395,484	21,858	5.53
Tax-exempt - FTE	383,433	28,512	7.44	411,710	34,282	8.33	365,413	29,856	8.17
Loans and leases - FTE	1,890,357	118,162	6.25	1,981,454	125,317	6.32	1,995,231	141,759	7.10
Covered loans (1)	218,274	17,141	7.85	—	—	—	—	—	—

Total earning assets - FTE	2,578,848	167,963	6.51	2,715,931	177,923	6.55	2,756,598	193,486	7.02
Non-interest earning assets	420,002			286,190			261,109

Total assets	$2,998,850			$3,002,121			$3,017,707

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$1,121,528	$8,735	0.78%	$832,808	$7,128	0.86%	$628,183	$9,282	1.48%
Time deposits of $100,000 or more	476,748	5,829	1.22	699,281	13,504	1.93	906,306	35,464	3.91
Other time deposits	392,671	5,483	1.40	409,969	9,848	2.40	516,655	19,425	3.76

Total interest bearing deposits	1,990,947	20,047	1.01	1,942,058	30,480	1.57	2,051,144	64,171	3.13
Repurchase agreements with customers	49,835	380	0.76	52,549	592	1.13	43,916	796	1.81
Other borrowings	317,796	12,146	3.82 (2)	384,854	14,375	3.74 (2)	441,288	15,574	3.53 (2)
Subordinated debentures	64,950	1,764	2.72	64,950	2,138	3.29	64,950	3,761	5.79

Total interest bearing liabilities	2,423,528	34,337	1.42	2,444,411	47,585	1.95	2,601,298	84,302	3.24
Non-interest bearing liabilities:
Non-interest bearing deposits	256,910			207,782			184,563
Other non-interest bearing liabilities	18,940			18,010			11,061

Total liabilities	2,699,378			2,670,203			2,796,922
Preferred stock, net of unamortized discount	—			60,708			4,098
Common stockholders’ equity	296,035			267,768			213,271
Noncontrolling interest	3,437			3,442			3,416

Total liabilities and stockholders’ equity	$2,998,850			$3,002,121			$3,017,707

Net interest income - FTE		$133,626			$130,338			$109,184

Net interest margin - FTE			5.18%			4.80%			3.96%

(1)	Covered loans are loans covered by FDIC loss share agreements.
(2)	The interest expense and rates for other borrowings were impacted by interest capitalized on construction projects in the amount of $0.1 million, $0.4 million and $1.1 million, respectively, for the years ended December 31, 2010, 2009 and 2008. In the absence of this capitalization, these rates would have been 3.87%, 3.84% and 3.78%, respectively, for the years ended December 31, 2010, 2009 and 2008.

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

Analysis of Changes in Net Interest Income - FTE

	2010 over 2009			2009 over 2008
		Yield/	Net		Yield/	Net
	Volume	Rate	Change	Volume	Rate	Change
	(Dollars in thousands)
Increase (decrease) in:
Interest income - FTE:
Interest earning deposits and federal funds sold	$10	$(2)	$8	$1	$(4)	$(3)
Investment securities:
Taxable	(11,445)	(2,739)	(14,184)	(4,137)	593	(3,544)
Tax-exempt - FTE	(2,106)	(3,664)	(5,770)	3,841	585	4,426
Loans and leases - FTE	(5,768)	(1,387)	(7,155)	(879)	(15,563)	(16,442)
Covered loans	17,141	—	17,141	—	—	—

Total interest income - FTE	(2,168)	(7,792)	(9,960)	(1,174)	(14,389)	(15,563)

Interest expense:
Savings and interest bearing transaction	2,273	(666)	1,607	1,741	(3,895)	(2,154)
Time deposits of $100,000 or more	(2,710)	(4,965)	(7,675)	(4,015)	(17,945)	(21,960)
Other time deposits	(265)	(4,100)	(4,365)	(2,550)	(7,027)	(9,577)
Repurchase agreements with customers	(18)	(194)	(212)	95	(299)	(204)
Other borrowings	(2,537)	308	(2,229)	(2,126)	927	(1,199)
Subordinated debentures	—	(374)	(374)	—	(1,623)	(1,623)

Total interest expense	(3,257)	(9,991)	(13,248)	(6,855)	(29,862)	(36,717)

Increase in net interest income - FTE	$1,089	$2,199	$3,288	$5,681	$15,473	$21,154

Non-Interest Income

The Company’s non-interest income consists primarily of service charges on deposit accounts, mortgage lending income, trust income, BOLI income, appraisal fees, credit life commissions and other credit related fees, safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees, gains and losses on investment securities and on sales of other assets, and, during 2010, gains on FDIC-assisted transactions and accretion of FDIC loss share receivable.

2010 compared to 2009

Non-interest income for 2010 increased 37.7% to $70.3 million compared to $51.1 million in 2009. The increase in non-interest income for 2010 compared to 2009 is due primarily to $35.0 million of bargain purchase gains recorded on four FDIC-assisted transactions during 2010, partially offset by a $22.4 million reduction in gains on investments securities.

Service charges on deposit accounts increased 22.0% to $15.2 million in 2010 compared to $12.4 million in 2009. This increase was due to a number of factors including growth in the number of transaction accounts, increased customer utilization of fee-based services, and the addition of deposit customers from the Company’s four FDIC-assisted acquisitions during 2010. The Company’s non-CD account deposits grew $446 million during 2010 and increased from 56.8% of total deposits at December 31, 2009 to 62.9% of total deposits at December 31, 2010.

Mortgage lending income increased 16.6% to $3.9 million in 2010 compared to $3.3 million in 2009. This increase was due to improved profit margins and, to a lesser extent, increased volume. Originations of mortgage loans for sale, including both originations for home purchases and refinancings of existing mortgages, increased 2.4% to $188.1 million in 2010 compared to $183.6 million in 2009. Mortgage originations for home purchases were 38% of 2010 origination volume compared to 39% in 2009. Refinancing of existing mortgages accounted for 62% of the Company’s 2010 origination volume compared to 61% in 2009.

Trust income increased 10.7% to $3.4 million in 2010 compared to $3.1 million in 2009. This increase was primarily the result of continued growth in personal trust business during 2010.

BOLI income decreased 32.5% to $2.2 million in 2010 compared to $3.2 million in 2009. BOLI income was comprised of (i) increases in cash surrender value of $2.2 million in 2010 compared to $1.9 million in 2009 and (ii) no income from BOLI death benefits in 2010 compared to $1.3 million in 2009.

Net gains on investment securities were $4.5 million in 2010 compared to net gains of $27.0 million in 2009. The Company sold approximately $251 million of its investment securities in 2010 and approximately $529 million of its investment securities in 2009.

Net gains on sales of other assets were $0.8 million in 2010 compared to net losses of $0.2 million in 2009.

On March 26, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Unity National Bank (“Unity”). This FDIC-assisted transaction resulted in the Company recognizing a pre-tax bargain purchase gain of $10.0 million in the first quarter of 2010.

On July 16, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Woodlands Bank (“Woodlands”). This FDIC-assisted transaction resulted in the Company recognizing a pre-tax bargain purchase gain of $14.4 million in the third quarter of 2010.

On September 10, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Horizon Bank (“Horizon”). This FDIC-assisted transaction resulted in the Company recognizing a pre-tax bargain purchase gain of $1.8 million in the third quarter of 2010.

On December 17, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Chestatee State Bank (“Chestatee”). This FDIC-assisted transaction resulted in the Company recognizing a pre-tax bargain purchase gain of $8.9 million in the fourth quarter of 2010.

Non-interest income from all other sources was $5.4 million in 2010 compared to $2.2 million in 2009. The increase in non-interest income from other sources was due primarily to the accretion of the FDIC loss share receivable, net of the amortization of the FDIC clawback payable, of $2.4 million during 2010. The FDIC loss share receivable reflects the indemnification provided by the FDIC in FDIC-assisted transactions, and the FDIC clawback payable represents the obligation of the Company to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement.

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

Net gains on investment securities, including the impairment charge discussed below, were $27.0 million in 2009 compared to net losses of $3.4 million in 2008. The Company sold approximately $529 million of its investment securities in 2009 and approximately $14 million of its investment securities in 2008. During 2009, the Company’s investment securities portfolio included one security categorized as a collateralized debt obligation (“CDO”). This CDO had performed in accordance with its terms and was not in default, but, because of its credit rating being downgraded to below investment grade and other factors, the Company determined during 2009 that it no longer expected to hold this security until maturity or until such time as fair value recovers to or above cost. As a result, the Company recorded a $0.9 million charge during 2009 to reduce the carrying value of this security to $0.1 million. During 2010 the Company sold this security.

Net losses on sales of other assets were $0.2 million in 2009 compared to net losses of $0.5 million in 2008. Non-interest income from all other sources was $2.2 million in 2009 compared to $2.4 million in 2008.

The following table presents non-interest income for the years ended December 31, 2010, 2009 and 2008.

Non-Interest Income

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Service charges on deposit accounts	$15,156	$12,421	$12,007
Mortgage lending income	3,863	3,312	2,215
Trust income	3,406	3,078	2,595
Bank owned life insurance income	2,151	3,186	4,131
Appraisal, credit life commissions and other credit related fees	261	491	456
Safe deposit box rental, operating lease income, brokerage fees and other miscellaneous fees	1,502	1,231	1,218
Gains (losses) on investment securities	4,544	26,982	(3,433)
Gains (losses) on sales of other assets	802	(177)	(544)
Gains on FDIC-assisted transactions	35,019	—	—
Accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable	2,429	—	—
Other loss share income, net	599	—	—
Other	590	527	704

Total non-interest income	$70,322	$51,051	$19,349

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses.

2010 compared to 2009

Non-interest expense for 2010 increased 27.4% to $87.4 million compared to $68.6 million in 2009. The Company’s efficiency ratio (non-interest expense divided by the sum of FTE net interest income and non-interest income) for 2010 was 42.9% compared to 37.8% in 2009. The increase in the efficiency ratio in 2010 resulted from the Company’s total revenue (the sum of FTE net interest income and non-interest income) increasing at a slower rate than its non-interest expense.

Salaries and employee benefits, the Company’s largest component of non-interest expense, increased 26.1% to $40.2 million in 2010 from $31.8 million in 2009. The Company had 881 full-time equivalent employees at December 31, 2010, an increase of 22.0% from 722 full-time equivalent employees at December 31, 2009. This increase in full-time equivalent employees was due primarily to the Company’s four FDIC-assisted acquisitions during 2010.

Net occupancy and equipment expense for 2010 increased 9.0% to $10.6 million compared to $9.7 million in 2009. During 2010 the Company added five new northwest Georgia banking offices from its Unity acquisition, four new banking offices (one office each in North Carolina, South Carolina, Georgia and Alabama) from its Woodlands acquisition, three new banking offices in Florida from its Horizon acquisition, and four new north central Georgia banking offices from its Chestatee acquisition. The Company also opened a new de novo banking office in Benton, Arkansas during 2010. At December 31, 2010, the Company had 90 offices, including 66 in Arkansas, 10 in Georgia, seven in Texas, three in Florida, two in North Carolina, and one each in South Carolina and Alabama. At December 31, 2009, the Company had 73 offices, including 65 in Arkansas, seven in Texas and one in North Carolina.

Other operating expenses for 2010 increased 35.5% to $36.6 million compared to $27.0 million in 2009, primarily as a result of the items described in the following paragraph.

The increase in non-interest expense for 2010 was primarily attributable to (i) $9.0 million of write downs of other real estate owned during 2010 compared to $4.0 million of such write downs during 2009, (ii) $3.8 million of expenses related to the four FDIC-assisted acquisitions in 2010 and costs incurred for completing and preparing for various systems conversions related to those acquisitions, (iii) costs of ongoing due diligence efforts, and (iv) $1.0 million of general cash bonuses paid in 2010.

2009 compared to 2008

Non-interest expense for 2009 increased 26.2% to $68.6 million compared to $54.4 million in 2008. The Company’s efficiency ratio for 2009 was 37.8% compared to 42.3% in 2008. This decrease in the effeciency ratio in 2009 resulted from the Company’s total revenue (the sum of FTE net interest income and non-interest income) increasing at a faster rate than its non-interest expense.

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

Other operating expenses for 2009 increased 75.8% to $27.0 million compared to $15.4 million in 2008. The significant increase in other operating expenses was primarily attributable to increases in (i) FDIC insurance expense, (ii) loan collection and repossession expense, (iii) write downs on other real estate owned, and (iv) other expenses.

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

The following table presents non-interest expense for the years ended December 31, 2010, 2009 and 2008.

Non-Interest Expense

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Salaries and employee benefits	$40,161	$31,847	$30,132
Net occupancy and equipment expense	10,618	9,740	8,882
Other operating expenses:
Postage and supplies	1,981	1,530	1,633
Telephone and data lines	2,110	1,806	1,630
Advertising and public relations	2,076	1,083	1,204
Professional and outside services	3,024	1,793	1,537
Software expense	2,657	1,524	1,261
FDIC and state assessments	678	673	664
FDIC insurance	3,238	4,291	1,131
ATM expense	881	745	633
Loan collection and repossession expense	4,001	3,999	999
Write downs of other real estate owned	8,960	4,009	1,042
Amortization of intangibles	431	110	214
Other	6,603	5,482	3,447

Total non-interest expense	$87,419	$68,632	$54,409

Income Taxes

The Company’s provision for income taxes was $26.6 million for the year ended December 31, 2010 compared to $12.9 million in 2009 and $9.9 million in 2008. Its effective income tax rates were 29.40%, 22.98% and 22.24%, respectively, for 2010, 2009 and 2008. The effective tax rate increased 642 bps in 2010 compared to 2009. The effective tax rate increased 74 bps in 2009 compared to 2008. The increase in the Company’s effective tax rate for 2010 compared to 2009 was due primarily to the increase in taxable income and the decline, both in volume and as a percentage of taxable income, of income exempt from federal and/or state income taxes. The effective tax rates for all periods were also affected by various other factors including other non-taxable income and non-deductible expenses.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2010, the Company’s loan and lease portfolio, excluding loans covered by FDIC loss share agreements, was $1.86 billion, a decrease of 2.5% from $1.90 billion at December 31, 2009. Economic conditions in 2010 and 2009 diminished both the demand for loans and leases and the quality of many credit applications, resulting in the volume of new loan and lease originations in both 2010 and 2009 being more than offset by loan and lease paydowns.

As of December 31, 2010, the Company’s loan and lease portfolio, excluding loans covered by FDIC loss share agreements, consisted of 87.6% real estate loans, 6.5% commercial and industrial loans, 2.9% consumer loans, 2.3% direct financing leases and 0.5% agricultural loans (non-real estate). Real estate loans, the Company’s largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens.

The amount and type of loans and leases outstanding, excluding loans covered by FDIC loss share agreements, are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2010	2009	2008	2007	2006
		(Dollars in thousands)
Real estate:
Residential 1-4 family	$266,014	$282,733	$275,281	$279,375	$281,400
Non-farm/non-residential	678,465	606,880	551,821	445,303	433,998
Construction/land development	496,737	600,342	694,527	684,775	514,899
Agricultural	81,736	86,237	84,432	91,810	88,021
Multifamily residential	103,875	55,860	61,668	31,414	50,202

Total real estate	1,626,827	1,632,052	1,667,729	1,532,677	1,368,520
Commercial and industrial	120,038	150,208	206,058	173,128	148,853
Consumer	54,401	63,561	75,015	87,867	86,048
Direct financing leases	42,754	40,353	50,250	53,446	49,705
Agricultural (non-real estate)	9,962	15,509	19,460	22,439	22,298
Other	2,447	2,421	2,687	1,578	1,965

Total loans and leases	$1,856,429	$1,904,104	$2,021,199	$1,871,135	$1,677,389

The amount and percentage of the Company’s loan and lease portfolio, excluding loans covered by FDIC loss share agreements, by state of originating office are reflected in the following table.

Loan and Lease Portfolio by State of Originating Office

	December 31,
	2010		2009		2008
Loans and Leases Attributable to Offices In	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,064,558	57.3%	$1,148,053	60.3%	$1,333,420	66.0%
Texas	685,317	36.9	643,575	33.8	588,875	29.1
North Carolina	101,165	5.5	112,476	5.9	98,904	4.9
Georgia	3,944	0.2	—	—	—	—
Florida	890	0.1	—	—	—	—
Alabama	513	—	—	—	—	—
South Carolina	42	—	—	—	—	—

Total	$1,856,429	100.0%	$1,904,104	100.0%	$2,021,199	100.0%

The amount and type of the Company’s real estate loans, excluding loans covered by FDIC loss share agreements, at December 31, 2010 based on the metropolitan statistical area (“MSA”) and other geographic areas in which the principal collateral is located are reflected in the following table. Data for individual states is separately presented when aggregate real estate loans in that state exceed $10 million.

Geographic Distribution of Real Estate Loans

	Residential 1-4 Family	Non-Farm/ Non- Residential	Construction/ Land Development	Agricultural	Multifamily Residential	Total
	(Dollars in thousands)
Arkansas:
Little Rock - North Little Rock, AR MSA	$72,458	$189,771	$75,029	$6,523	$8,022	$351,803
Fort Smith, AR/OK MSA	37,763	47,882	7,073	4,785	2,508	100,011
Fayetteville - Springdale - Rogers, AR MSA	8,951	17,680	21,772	6,288	1,039	55,730
Hot Springs, AR MSA	9,034	9,048	6,943	—	1,473	26,498
Western Arkansas(1)	27,133	38,659	7,760	11,238	1,537	86,327
Northern Arkansas(2)	78,020	31,206	14,803	37,636	587	162,252
All other Arkansas(3)	5,864	10,486	2,332	2,430	—	21,112

Total Arkansas	239,223	344,732	135,712	68,900	15,166	803,733

Texas:
Dallas - Fort Worth - Arlington, TX MSA	4,449	157,534	160,726	—	36,141	358,850
Houston - Baytown - Sugar Land, TX MSA	—	11,526	44,012	—	—	55,538
San Antonio, TX MSA	—	9,561	11,647	—	—	21,208
Austin - Round Rock, TX MSA	—	—	1,741	—	17,775	19,516
Texarkana, TX - Texarkana, AR MSA	11,867	10,565	5,122	504	1,149	29,207
All other Texas(3)	1,053	15,693	990	—	17,372	35,108

Total Texas	17,369	204,879	224,238	504	72,437	519,427

North Carolina/South Carolina:
Charlotte - Gastonia - Concord, NC/SC MSA	1,476	28,217	38,861	—	5,541	74,095
All other North Carolina(3)	—	28,254	36,420	—	—	64,674
All other South Carolina(3)	5,318	7,194	5,300	—	6,576	24,388

Total North Carolina/ South Carolina	6,794	63,665	80,581	—	12,117	163,157

California	—	2,589	27,903	—	—	30,492
Virginia	—	—	19,006	—	—	19,006
Oklahoma(4)	361	14,049	788	—	—	15,198
Louisiana	—	999	635	11,514	—	13,148
All other states(3)(5)	2,267	47,552	7,874	818	4,155	62,666

Total real estate loans	$266,014	$678,465	$496,737	$81,736	$103,875	$1,626,827

(1)	This geographic area includes the following counties in Western Arkansas: Johnson, Logan, Pope and Yell counties.
(2)	This geographic area includes the following counties in Northern Arkansas: Baxter, Boone, Marion, Newton, Searcy and Van Buren counties.
(3)	These geographic areas include all MSA and non-MSA areas that are not separately reported.
(4)	This geographic area includes all real estate loans in Oklahoma except loans in Le Flore and Sequoyah counties which are included in the Fort Smith, AR/OK MSA above.
(5)	Includes all states not separately presented above.

The amount and type of non-farm/non-residential loans, excluding loans covered by FDIC loss share agreements, at December 31, 2010 and 2009, and their respective percentage of the total non-farm/non-residential loan portfolio are reflected in the following table.

Non-Farm/Non-Residential Loans

	December 31,
	2010		2009
	Amount	%	Amount	%
		(Dollars in thousands)
Retail, including shopping centers and strip centers	$225,701	33.3%	$182,343	30.0%
Churches and schools	56,670	8.3	58,601	9.6
Office, including medical offices	90,924	13.4	53,797	8.9
Office warehouse, warehouse and mini-storage	64,137	9.5	64,608	10.6
Gasoline stations and convenience stores	14,452	2.1	17,942	3.0
Hotels and motels	45,078	6.6	39,206	6.5
Restaurants and bars	39,069	5.8	45,597	7.5
Manufacturing and industrial facilities	10,215	1.5	34,859	5.7
Nursing homes and assisted living centers	29,711	4.4	30,171	5.0
Hospitals, surgery centers and other medical	63,157	9.3	38,662	6.4
Golf courses, entertainment and recreational facilities	13,457	2.0	15,162	2.5
Other non-farm/non-residential	25,894	3.8	25,932	4.3

Total	$678,465	100.0%	$606,880	100.0%

The amount and type of construction/land development loans, excluding loans covered by FDIC loss share agreements, at December 31, 2010 and 2009, and their respective percentage of the total construction/land development loan portfolio are reflected in the following table.

Construction/Land Development Loans

	December 31,
	2010		2009
	Amount	%	Amount	%
		(Dollars in thousands)
Unimproved land	$99,084	20.0%	$98,386	16.4%
Land development and lots:
1-4 family residential and multifamily	168,080	33.8	189,691	31.6
Non-residential	74,745	15.1	74,744	12.5
Construction:
1-4 family residential:
Owner occupied	13,505	2.7	12,878	2.1
Non-owner occupied:
Pre-sold	4,153	0.8	6,626	1.1
Speculative	43,899	8.8	54,719	9.1
Multifamily	60,536	12.2	78,540	13.1
Industrial, commercial and other	32,735	6.6	84,758	14.1

Total	$496,737	100.0%	$600,342	100.0%

The establishment of interest reserves for construction and development loans is established banking practice, but the handling of such interest reserves varies widely within the industry. Many of the Company’s construction and development loans provide for the use of interest reserves. When the Company underwrites construction and development loans, it considers the expected total project costs, including hard costs such as land, site work and construction costs and soft costs such as architectural and engineering fees, closing costs, leasing commissions and construction period interest. Based on the total project costs and other factors, the Company determines the required borrower cash equity contribution and the maximum amount the Company is willing to loan. In the vast majority of cases, the Company requires that all of the borrower’s cash equity contribution be contributed prior to any significant loan advances. This ensures that the borrower’s cash equity required to complete the project will in fact be available for such purposes. As a result of this practice, the borrower’s cash equity typically goes toward the purchase of the land and early stage hard costs and soft costs. This results in the Company funding the loan later as the project progresses, and accordingly, the Company typically funds the majority of the construction period interest through loan advances. However, when the Company initially determines the borrower’s cash equity requirement, the Company typically requires the borrower’s cash equity to cover a majority, or all, of the soft costs, including an amount equal to construction period interest, and an appropriate portion of the hard costs. During 2010, the Company advanced construction period interest totaling approximately $6.3 million on construction and development loans. While the Company advanced these sums as part of the funding process, the Company believes that the borrowers in effect had in most cases already provided for these sums as part of their initial equity contribution. Specifically, the maximum committed balance of all construction and development loans which provide for the use of interest reserves at December 31, 2010 was $361.7 million, of which $296.9 million was outstanding at December 31, 2010 and $64.8 million remained to be advanced. The weighted average loan to cost on such loans, assuming such loans are ultimately fully advanced, will be approximately 62%, which means that the weighted average cash equity contributed on such loans, assuming such loans are ultimately fully advanced, will be approximately 38%. The weighted average final loan to value ratio on such loans, based on the most recent appraisals and assuming such loans are ultimately fully advanced, is expected to be approximately 55%.

Loan and Lease Maturities

The following table reflects loans and leases, excluding loans covered by FDIC loss share agreements, grouped by remaining maturities at December 31, 2010 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total

		(Dollars in thousands)
Real estate	$777,299	$731,394	$118,134	$1,626,827
Commercial, industrial and agricultural	70,883	57,871	1,246	130,000
Consumer	14,267	38,543	1,591	54,401
Direct financing leases	3,094	39,660	—	42,754
Other	833	1,614	—	2,447

Total	$866,376	$869,082	$120,971	$1,856,429

Fixed rate	$251,368	$505,101	$84,636	$841,105
Floating rate (not at a floor or ceiling rate)	33,392	11,299	10,190	54,881
Floating rate (at floor rate)	581,616	352,682	26,145	960,443
Floating rate (at ceiling rate)	—	—	—	—

Total	$866,376	$869,082	$120,971	$1,856,429

The following table reflects loans and leases, excluding loans covered by FDIC loss share agreements, as of December 31, 2010 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Through 2 Years	Over 2 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total

			(Dollars in thousands)
Fixed rate	$308,596	$224,465	$160,936	$84,928	$62,180	$841,105
Floating rate (not at a floor or ceiling rate)	50,403	3,088	341	803	246	54,881
Floating rate (at floor rate)(1)	959,184	160	—	1,099	—	960,443
Floating rate (at ceiling rate)	—	—	—	—	—	—

Total	$1,318,183	$227,713	$161,277	$86,830	$62,426	$1,856,429

Percentage of total	71.0%	12.3%	8.7%	4.6%	3.4%	100.0%
Cumulative percentage of total	71.0	83.3	92.0	96.6	100.0

(1)	The inclusion of a floor rate in many of the Company’s loans and leases has lessened the impact of falling interest rates on the Company’s loan and lease yields. Conversely, many loans and leases with floor rates will not immediately reprice in a rising rate environment if the interest rate index and margin on such loans and leases continue to result in a computed interest rate less than the applicable floor rate. The earnings simulation model results included in the interest rate risk section of this Management’s Discussion and Analysis include consideration of the impact of all interest rate floors and ceilings in loans and leases.

Covered Assets

On March 26, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Unity in a FDIC-assisted transaction. Loans comprise the majority of the assets acquired and are subject to loss share agreements with the FDIC whereby the Bank is indemnified against losses on covered loans and covered other real estate owned (“covered ORE”). The loans acquired from Unity, as well as the covered ORE and the related loss share receivable from the FDIC, are presented as covered assets in the accompanying consolidated financial statements.

On July 16, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Woodlands in a FDIC-assisted transaction. Loans comprise the majority of the assets acquired and all but $1.1 million of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against losses on covered loans and covered ORE. The loans acquired from Woodlands that are covered by loss share agreements, as well as the covered ORE and the related loss share receivable from the FDIC, are presented as covered assets in the accompanying consolidated financial statements.

On September 10, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Horizon in a FDIC-assisted transaction. Loans comprise the majority of the assets acquired and all but $0.9 million of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against losses on covered loans and covered ORE. The loans acquired from Horizon that are covered by loss share agreements, as well as the covered ORE and the related loss share receivable from the FDIC, are presented as covered assets in the accompanying consolidated financial statements.

On December 17, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Chestatee in a FDIC-assisted transaction. Loans comprise the majority of the assets acquired and all but $3.6 million of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against losses on covered loans and covered ORE. The loans acquired from Chestatee that are covered by loss share agreements, as well as the covered ORE and the related loss share receivable from the FDIC, are presented as covered assets in the accompanying consolidated financial statements.

In conjunction with each of these acquisitions, the Bank entered into loss share agreements with the FDIC such that the Bank and the FDIC will share in the losses on assets covered under the loss share agreements. Pursuant to the terms of the loss share agreements for the Unity acquisition, on losses up to $65 million, the

FDIC will reimburse the Bank for 80% of losses. On losses exceeding $65 million, the FDIC will reimburse the Bank for 95% of losses. Pursuant to the terms of the loss share agreements for the Woodlands acquisition, the FDIC will reimburse the Bank for 80% of losses. Pursuant to the terms of the loss share agreements for the Horizon acquisition, the FDIC will reimburse the Bank on single family residential loans and related foreclosed real estate for (i) 80% of losses up to $11.8 million, (ii) 30% of losses between $11.8 million and $17.9 million and (iii) 80% of losses in excess of $17.9 million. For non-single family residential loans and related foreclosed real estate, the FDIC will reimburse the Bank for (i) 80% of losses up to $32.3 million, (ii) 0% of losses between $32.3 million and $42.8 million and (iii) 80% of losses in excess of $42.8 million. Pursuant to the terms of the loss share agreements for the Chestatee acquisition, the FDIC will reimburse the Bank for 80% of losses.

The loss share agreements applicable to single family residential mortgage loans and related foreclosed real estate provide for FDIC loss sharing and the Bank’s reimbursement to the FDIC for recoveries of covered losses for ten years from the date on which each applicable loss share agreement was entered. The loss share agreements applicable to commercial loans and related foreclosed real estate provide for FDIC loss sharing for five years from the date on which each applicable loss share agreement was entered and the Bank’s reimbursement to the FDIC for recoveries of covered losses for an additional three years thereafter.

To the extent that actual losses incurred by the Bank are less than (i) $65 million on the Unity assets covered under the loss share agreements, (ii) $107 million on the Woodlands assets covered under the loss share agreements, (iii) $60 million on the Horizon assets covered under the loss share agreements and (iv) $66 million on the Chestatee assets covered under the loss share agreements, the Bank may be required to reimburse the FDIC under the clawback provisions of the loss share agreements. At December 31, 2010 the covered loans and covered ORE and the related FDIC loss share receivable (collectively, the “covered assets”) and the FDIC clawback payable were reported at the net present value of expected future amounts to be paid or received.

A summary of the covered assets and the FDIC clawback payable is as follows:

Covered Assets and FDIC Clawback Payable

December 31, 2010
(Dollars in thousands)
Covered loans	$497,545
Covered ORE	31,145
FDIC loss share receivable	153,111

Total covered assets	$681,801

FDIC clawback payable	$7,286

Purchased loans acquired in a business combination, including covered loans, are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. Purchased loans are accounted for in accordance with guidance for certain loans or debt securities acquired in a transfer when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments. In determining the acquisition date fair values of purchased loans, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans).

The difference between contractually required payments and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% depending on the risk characteristics of each individual loan or loan pool.

The following table presents a summary, by acquisition, of covered loans acquired during 2010 as of the dates of acquisition and changes in such balances during 2010.

Covered Loans

	Unity	Woodlands	Horizon	Chestatee	Total
		(Dollars in thousands)
At acquisition date:
Contractually required principal and interest	$208,410	$315,103	$179,441	$181,523	$884,477
Nonaccretable differences	(53,793)	(82,375)	(52,388)	(42,665)	(231,221)

Cash flows expected to be collected	154,617	232,728	127,053	138,858	653,256
Accretable difference	(20,165)	(44,795)	(34,050)	(22,050)	(121,060)

Fair value	134,452	187,933	93,003	116,808	532,196
Activity in 2010:
Accretion	7,436	7,144	2,222	339	17,141
Transfers to covered ORE	(2,755)	(2,599)	—	—	(5,354)
Payments received	(23,786)	(15,356)	(6,339)	(669)	(46,150)
Other activity, net	(364)	53	23	—	(288)

Total carrying value of covered loans at December 31, 2010	$114,983	$177,175	$88,909	$116,478	$497,545

The following table presents a summary, by acquisition, of the carrying value and type of covered loans at December 31, 2010.

Covered Loan Portfolio

	Unity	Woodlands	Horizon	Chestatee	Total
		(Dollars in thousands)
Real estate:
Residential 1-4 family	$32,699	$50,411	$32,351	$17,772	$133,233
Non-farm/non-residential	53,119	61,848	39,378	60,173	214,518
Construction/land development	12,435	56,734	9,476	30,509	109,154
Agricultural	7,980	69	999	649	9,697
Multifamily residential	3,970	4,298	2,194	307	10,769

Total real estate	110,203	173,360	84,398	109,410	477,371
Commercial and industrial	3,479	3,812	3,360	6,995	17,646
Consumer	1,301	—	—	—	1,301
Agricultural (non-real estate)	—	—	—	73	73
Other	—	3	1,151	—	1,154

Total covered loans	$114,983	$177,175	$88,909	$116,478	$497,545

The following table presents a summary, by acquisition, of changes in the accretable yield on covered loans during 2010.

Accretable Yield on Covered Loans

	Unity	Woodlands	Horizon	Chestatee	Total
		(Dollars in thousands)
Accretable yield at date of acquisition	$20,165	$44,795	$34,050	$22,050	$121,060
Accretion	(7,436)	(7,144)	(2,222)	(339)	(17,141)
Other activity, net	(1,593)	(366)	(858)	—	(2,817)

Balance at December 31, 2010	$11,136	$37,285	$30,970	$21,711	$101,102

The covered ORE is recorded at estimated fair value on the date of acquisition. In estimating the fair value of covered ORE, management considers a number of factors including, among others, appraised value, estimated holding periods, net present value of cash flows expected to be received and estimated selling costs. A discount rate ranging from 8.0% to 9.5% was used to determine the net present value of covered ORE.

The following table presents a summary, by acquisition, of covered ORE and activity within covered ORE during 2010.

Covered ORE Activity

	Unity	Woodlands	Horizon	Chestatee	Total
		(Dollars in thousands)
At acquisition date:
Balance on acquired bank’s books	$20,258	$12,258	$8,391	$31,647	$72,554
Total expected losses	(9,265)	(5,897)	(3,678)	(15,960)	(34,800)
Discount for net present value of expected cash flows	(2,134)	(1,332)	(1,030)	(2,281)	(6,777)

Fair value	8,859	5,029	3,683	13,406	30,977
Activity in 2010:
Loans transferred to covered ORE	2,755	2,599	—	—	5,354
Sales of covered ORE	(3,554)	(1,632)	—	—	(5,186)

Covered ORE at December 31, 2010	$8,060	$5,996	$3,683	$13,406	$31,145

The following table presents a summary, by acquisition, of the carrying value and type of covered ORE at December 31, 2010.

Covered ORE

	Unity	Woodlands	Horizon	Chestatee	Total
		(Dollars in thousands)
Real estate:
Residential 1-4 family	$1,558	$1,620	$1,742	$5,704	$10,624
Non-farm/non-residential	1,010	274	1,516	955	3,755
Construction/land development	5,092	4,102	425	6,747	16,366

Total real estate	7,660	5,996	3,683	13,406	30,745
Commercial and industrial	400	—	—	—	400

Total covered ORE	$8,060	$5,996	$3,683	$13,406	$31,145

In connection with the Company’s FDIC-assisted acquisitions, the Company has recorded an FDIC loss share receivable to reflect the indemnification provided by the FDIC. Since the indemnified items are covered loans and covered ORE, which are measured at fair value at the date of acquisition, the FDIC loss share receivable is also measured at fair value at the date of acquisition, and is calculated by discounting the cash flows expected to be received from the FDIC. A discount rate of 5.0% was used to determine the net present value of the FDIC loss share receivable. These cash flows are estimated by multiplying estimated losses by the reimbursement rates as set forth in the loss share agreements. The balance of the FDIC loss share receivable is adjusted periodically to reflect changes in expectations of discounted cash flows, expense reimbursements under the loss share agreements and other factors.

The following table presents a summary, by acquisition, of the FDIC loss share receivable and the changes in receivable balance during 2010.

FDIC Loss Share Receivable

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
At acquisition date:
Expected principal loss on covered assets:
Covered loans	$51,590	$71,765	$40,537	$41,996	$205,888
Covered ORE	9,265	5,897	3,678	15,960	34,800

Total expected principal losses	60,855	77,662	44,215	57,956	240,688
Estimated loss sharing percentage	80%	80%	80%	80%	80%

Estimated recovery from FDIC loss share agreements	48,684	62,130	35,372	46,365	192,551
Discount for net present value on FDIC loss share receivable	(4,537)	(7,303)	(6,283)	(4,293)	(22,416)

Net present value of FDIC loss share receivable	44,147	54,827	29,089	42,072	170,135
Activity in 2010:
Accretion income	1,229	1,007	331	—	2,567
Cash received from FDIC	(15,308)	(4,802)	—	—	(20,110)
Other activity, net	1,052	(295)	(238)	—	519

FDIC loss share receivable, at estimated net present value, at December 31, 2010	$31,120	$50,737	$29,182	$42,072	$153,111

Pursuant to the clawback provisions of the loss share agreements for the FDIC-assisted acquisitions, the Company may be required to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement. The amount of the clawback provision for each acquisition is measured at fair value at the date of acquisition and is calculated as the difference between management’s estimated losses on covered loans and covered ORE and the loss threshold contained in each loss share agreement, multiplied by the applicable clawback provisions contained in each loss share agreement. This clawback amount which is payable to the FDIC upon termination of the applicable loss share agreement is discounted back to net present value using a discount rate of 5.0%. To the extent that actual losses on covered loans and covered ORE are less than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will increase. To the extent that actual losses on covered loans and covered ORE are more than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will decrease.

The following table presents a summary, by acquisition, of the FDIC clawback payable and changes in the payable during 2010.

FDIC Clawback Payable

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
At acquisition date:
Estimated FDIC clawback payable	$2,612	$4,935	$2,380	$1,778	$11,705
Discount for net present value on FDIC clawback payable	(1,046)	(1,905)	(919)	(687)	(4,557)

Net present value of FDIC clawback payable	1,566	3,030	1,461	1,091	7,148
Activity in 2010:
Accretion expense	63	63	12	—	138

FDIC clawback payable, at estimated net present value, at December 31, 2010	$1,629	$3,093	$1,473	$1,091	$7,286

Nonperforming Assets

Nonperforming assets, excluding assets covered by FDIC loss share agreements, consist of (1) nonaccrual loans and leases, (2) accruing loans and leases 90 days or more past due, (3) certain troubled and restructured loans and leases providing for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower or lessee and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan or lease obligations or upon foreclosure.

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

The following table presents information concerning nonperforming assets including nonaccrual and certain restructured loans and leases, foreclosed and repossessed assets held for sale, excluding assets covered by FDIC loss share agreements, for the periods indicated.

Nonperforming Assets

	December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Nonaccrual loans and leases	$13,944	$23,604	$15,382	$6,610	$5,713
Accruing loans and leases 90 days or more past due	—	—	—	26	—
Troubled and restructured loans and leases(1)	—	—	—	—	—

Total nonperforming loans and leases	13,944	23,604	15,382	6,636	5,713
Foreclosed and repossessed assets held for sale (2)	42,216	61,148	10,758	3,112	407

Total nonperforming assets	$56,160	$84,752	$26,140	$9,748	$6,120

Nonperforming loans and leases to total loans and leases(3)	0.75%	1.24%	0.76%	0.35%	0.34%
Nonperforming assets to total assets(3)	1.72	3.06	0.81	0.36	0.24

(1)	All troubled and restructured loans and leases as of the dates shown were on nonaccrual status and are included as nonaccrual loans and leases in this table.
(2)	Foreclosed and repossessed assets held for sale are written down to estimated market value net of estimated selling costs at the time of transfer from the loan and lease portfolio. The values of such assets are reviewed from time to time throughout the holding period with the value adjusted through non-interest expense to the then estimated market value net of estimated selling costs, if lower, until disposition.
(3)	Excludes assets covered by FDIC loss share agreements, except for their inclusion in total assets.

While most of the Company’s markets appear to have been less significantly impacted by weaker economic conditions than many markets nationally, the Company has not been immune to the effects of the slower economic conditions and the slow down in housing and other real estate activity.

At December 31, 2010, the Company has reduced the carrying value of its impaired loans and leases (all of which were included in nonaccrual loans and leases) by $8.9 million to the estimated fair value of such loans and leases of $9.8 million. The adjustment to reduce the carrying value of impaired loans and leases to estimated fair value consisted of $6.9 million of partial charge-offs and $2.0 million of specific loan and lease loss allocations.

The following table presents information concerning the geographic location of nonperforming assets, excluding assets covered by FDIC loss share agreements, at December 31, 2010. Nonaccrual loans and leases are reported in the physical location of the principal collateral. Foreclosed assets are reported in the physical location of the asset. Repossessions are reported at the physical location where the borrower resided or had its principal place of business at the time of repossession.

Geographic Distribution of Nonperforming Assets

	Nonaccrual Loans and Leases	Foreclosed and Repossessed Assets Held for Sale	Total Nonperforming Assets
	(Dollars in thousands)
Arkansas	$8,657	$23,240	$31,897
Texas	1,829	18,289	20,118
North Carolina	1,717	—	1,717
South Carolina	1,633	—	1,633
All other	108	687	795

Total	$13,944	$42,216	$56,160

Allowance and Provision for Loan and Lease Losses

The Company’s allowance for loan and lease losses was $40.2 million at December 31, 2010, or 2.17% of total loans and leases, compared with $39.6 million, or 2.08% of total loans and leases, at December 31, 2009, and $29.5 million, or 1.46% of loans and leases, at December 31, 2008. The Company’s allowance for loan and lease losses was equal to 288% of its total nonperforming loans and leases at December 31, 2010 compared to 168% at December 31, 2009 and 192% at December 31, 2008. While the Company believes the current allowance is appropriate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

The amount of provision to the allowance for loan and lease losses is based on the Company’s analysis of the adequacy of the allowance for loan and lease losses utilizing the criteria discussed below. The provision for loan and lease losses for 2010 was $16.0 million compared to $44.8 million in 2009 and $19.0 million in 2008. The Company’s decrease in its provision for loan and lease losses for 2010 compared to 2009 was primarily due to the reduction of net charge-offs in 2010 compared to 2009. The Company’s provision for loan and lease losses and its net charge-offs for 2009 were significantly impacted by the weak economic conditions that existed during 2009.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Balance, beginning of period	$39,619	$29,512	$19,557	$17,699	$17,007
Loans and leases charged off:
Real estate:
Residential 1-4 family	872	1,619	1,079	215	124
Non-farm/non-residential	1,702	3,182	552	182	132
Construction/land development	4,037	20,188	3,059	796	58
Agricultural	301	844	645	37	—
Multifamily/residential	133	4,355	250	—	—

Total real estate	7,045	30,188	5,585	1,230	314
Commercial and industrial	6,937	3,347	1,259	1,798	872
Consumer	1,196	1,303	1,783	1,046	709
Direct financing leases	478	648	734	367	63
Agricultural (non-real estate)	1,108	399	270	203	107

Total loans and leases charged off	16,764	35,885	9,631	4,644	2,065

Recoveries of loans and leases previously charged off:
Real estate:
Residential 1-4 family	99	99	55	25	5
Non-farm/non-residential	87	147	76	3	4
Construction/land development	253	82	29	—	4
Agricultural	45	—	—	19	—
Multifamily residential	1	1	—	—	—

Total real estate	485	329	160	47	13
Commercial and industrial	656	566	51	62	47
Consumer	212	183	317	209	234
Direct financing leases	20	67	21	27	13
Agricultural (non-real estate)	2	47	12	7	—

Total recoveries	1,375	1,192	561	352	307

Net loans and leases charged off	15,389	34,693	9,070	4,292	1,758
Provision charged to operating expense	16,000	44,800	19,025	6,150	2,450

Balance, end of period	$40,230	$39,619	$29,512	$19,557	$17,699

Net charge-offs to average loans and leases (1)	0.81%	1.75%	0.45%	0.24%	0.12%
Allowance for loan and lease losses to total loans and leases (1)	2.17%	2.08%	1.46%	1.05%	1.06%
Allowance for loan and lease losses to nonperforming loans and leases (1)	288%	168%	192%	295%	310%

(1)	Excludes assets covered by FDIC loss share agreements.

Provisions to and the adequacy of the allowance for loan and lease losses are based on the Company’s judgment and evaluation of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria utilized by the Company to assess the adequacy of its allowance for loan and lease losses and required additions to such allowance consists primarily of an internal grading system and specific allowances. The Company also utilizes a peer group analysis and an historical analysis to validate the overall adequacy of its allowance for loan and lease losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases, and other relevant factors.

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

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease to be impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Most of the Company’s nonaccrual loans and leases and all troubled loans and leases, excluding loans covered by FDIC loss share agreements, that have been restructured from their original contractual terms are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is (i) specifically considered in the determination of the allowance for loan and lease losses or (ii) immediately charged off as a reduction of the allowance for loan and lease losses.

The Company also maintains reserves for certain loans and leases not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine if a reserve is needed for these loans and leases. For the purpose of calculating the amount of such reserve, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for such reserve exceeds its net collateral value or its estimated discounted cash flows, such excess is considered allocated reserve for purposes of the determination of the allowance for loan and lease losses.

The Company also includes further allowance allocation for risk-rated and certain other loans, including commercial real estate loans and excluding loans covered by FDIC loss share agreements, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values, and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors.

The sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance determined by management that reflects inherent but undetected losses in the portfolio and imprecision in the allowance methodology, is utilized as the primary indicator of the appropriate level of allowance for loan and lease losses. The portion of the allowance that is not derived by the allowance allocation percentages compensates for the uncertainty and complexity in estimating loan and lease losses, including factors and conditions that may not be fully reflected in the determination and application of the allowance allocation percentages. The factors and conditions evaluated in determining the unallocated portion of the allowance may include the following: (1) general economic and business conditions affecting key lending areas, (2) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (3) trends that could affect collateral values, (4) seasoning of the loan and lease portfolio, (5) specific industry conditions affecting portfolio segments, (6) recent loss experience in particular segments of the portfolio, (7) concentrations of credit to single borrowers or related borrowers or to specific industries, or in specific collateral types in the loan and lease portfolio, including concentrations of credit in commercial real estate loans, (8) the Company’s expansion into new markets, (9) the offering of new loan and lease products, (10) expectations regarding the current business cycle, (11) bank regulatory examination results and (12) findings of the internal loan review department. At December 31, 2010 management believed it was appropriate to maintain an unallocated portion of the allowance not derived by the allowance allocation percentages that range from 15% to 25% of the total allowance for loan and lease losses.

In addition to the allowance for loan and lease losses methodology described above, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by the Bank to the peer group average percentages as shown on the most recently available FDIC’s Uniform Bank Performance Report and FRB’s Bank Holding Company Performance Report. This comparison is used to validate the overall adequacy of the allowance for loan and lease losses.

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

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases, excluding loans covered by FDIC loss share agreements, within each category, or loan and lease categories in general, and the unallocated allowance. The table also reflects the percentage of loans and leases, excluding loans covered by FDIC loss share agreements, in each category to the total portfolio of loans and leases, excluding loans covered by FDIC loss share agreements, for each of the periods indicated. These allowance amounts have been computed using the Company’s internal grading system, specific impairment analyses, specific special reserve analyses and “stressed” markets allocations. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories.

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2010		2009		2008		2007		2006
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$2,999	14.3%	$3,600	14.9%	$2,170	13.6%	$2,217	14.9%	$3,052	16.8%
Non-farm/non-residential	8,313	36.5	6,574	31.9	4,396	27.3	3,470	23.8	3,085	25.9
Construction/land development	10,565	26.8	11,585	31.5	8,560	34.4	5,192	36.6	3,381	30.7
Agricultural	2,569	4.4	750	4.5	745	4.2	791	4.9	765	5.2
Multifamily residential	1,320	5.6	710	2.9	1,658	3.0	198	1.7	272	3.0
Commercial and industrial	4,142	6.5	3,587	7.9	2,421	10.2	1,439	9.3	1,373	8.9
Consumer	2,051	2.9	2,599	3.4	1,894	3.7	2,280	4.7	2,179	5.1
Direct financing leases	1,726	2.3	1,560	2.1	808	2.5	335	2.8	305	3.0
Agricultural (non-real estate)	135	0.6	222	0.8	137	1.0	142	1.2	150	1.3
Other	66	0.1	67	0.1	72	0.1	65	0.1	77	0.1
Unallocated allowance	6,344		8,365		6,651		3,428		3,060

Total	$40,230		$39,619		$29,512		$19,557		$17,699

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases, the list of impaired loans and leases, the list of loans and leases with specific reserves, and the “stressed” market allocations, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are charged off. At December 31, 2010 substandard loans and leases, excluding loans covered by FDIC loss share agreements, not designated as nonaccrual or 90 days past due totaled $35.8 million, compared to $26.1 million at December 31, 2009 and $41.6 million at December 31, 2008. No loans or leases were designated as doubtful or loss at December 31, 2010, 2009 or 2008.

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

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the lending limits established by the Company’s board of directors are authorized by the loan committee. Such limits established by the board of directors stipulate that (i) any loan or lease secured by the same project or collateral shall not exceed $35 million, (ii) all direct and indirect loans and leases to a borrower shall not exceed $45 million, and (iii) all direct, indirect and related debt to any borrower and related interests shall not exceed $50 million. During 2010 the loan committee consisted of five or more directors and two of the Bank’s senior lending officers. The Company’s loan committee reviews various reports of loan and lease concentrations, loan and lease originations and commitments over $100,000, internally classified and watch list loans and leases and various other loan and lease reports. At least quarterly the board of directors reviews summary reports of past due loans and leases and activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

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

Investment Securities

At December 31, 2010, 2009 and 2008, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss).

The Company’s holdings of “other equity securities” include Federal Home Loan Bank of Dallas (“FHLB-Dallas”), Federal Home Loan Bank of Atlanta (“FHLB-Atlanta”) and First National Banker’s Bankshares, Inc. (“FNBB”) shares which do not have readily determinable fair values and are carried at cost.

The following table presents the amortized cost and the fair value of investment securities as of the dates indicated.

Investment Securities

	December 31,
	2010		2009		2008
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
			(Dollars in thousands)
Obligations of states and political subdivisions	$378,822	$378,547	$385,581	$393,887	$517,166	$542,740
U.S. Government agency residential mortgage-backed securities	1,269	1,269	93,159	94,510	371,110	371,561
Corporate obligations	—	—	1,596	1,865	6,953	6,953
Collateralized debt obligation	—	—	100	100	1,000	683
Other equity securities	18,882	18,882	16,316	16,316	22,846	22,846

Total	$398,973	$398,698	$496,752	$506,678	$919,075	$944,783

(1)	The Company utilizes independent third parties as its principal sources for determining fair value of investment securities which are measured on a recurring basis. For investment securities traded in an active market, the fair values are obtained from independent pricing services and are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

The Company’s investment securities portfolio is reported at amortized cost adjusted for unrealized gains and losses and for any impairment charges. At December 31, 2010, unrealized net losses totaled $0.3 million. At December 31, 2009 and 2008, unrealized net gains totaled $9.9 million and $25.7 million, respectively. Management believes that all of its unrealized losses on individual investment securities at December 31, 2010 are the result of fluctuations in interest rates and do not reflect deterioration in the credit quality of its investments. Accordingly management considers these unrealized losses to be temporary in nature. The Company does not have the intent to sell these investment securities and more likely than not would not be required to sell these investment securities before fair value recovers to amortized cost.

At December 31, 2009, the Company’s investment securities portfolio included one security categorized as a CDO. During 2009, the Company determined that it no longer expected to hold this security until maturity or until such time as fair value recovered to or above cost. Accordingly, the Company recorded a $0.9 million charge during 2009 to reduce the carrying value of this security to $0.1 million. This CDO was sold during 2010.

The Company had net gains of $4.5 million from the sale of $251 million of investment securities in 2010 compared to net gains of $27.9 million from the sale of $529 million of investment securities in 2009 and net losses of $0.4 million from the sale of $14 million of investment securities in 2008. The Company also recorded other-than-temporary impairment charges of $0.9 million in 2009 and $3.0 million in 2008 (none in 2010). During 2010, 2009 and 2008, respectively, investment securities totaling $60 million, $247 million and $1.64 billion matured or were called by the issuer. The Company purchased $121 million, $322 million and $1.96 billion, respectively, of investment securities during 2010, 2009 and 2008.

From February through December of 2008, the Company purchased a large volume of tax-exempt investment securities which the Company expected to be relatively temporary investments. The opportunity to acquire these securities at unusually favorable yields was due to unusual market conditions. The interest rates on the majority of these securities reset weekly, resulting in the securities being repurchased or called on a weekly basis. The Company’s volume of these investments had declined to $85 million at December 31, 2008. The remainder of these securities were called or otherwise paid off in the first and second quarters of 2009.

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

During 2009, the Company sold most of the Municipal Housing Authority Bonds and, during 2009 and 2010, the Company sold most of its U.S. Government agency residential mortgage-backed securities. This reduction of the Company’s investment securities portfolio was a result of management’s ongoing evaluations of interest rate risk and to free up capital for additional FDIC-assisted acquisitions.

The Company invests in securities it believes offer good relative value at the time of purchase, and it will, from time to time reposition its investment securities portfolio. In making its decisions to sell or purchase securities, the Company considers credit ratings, call features, maturity dates, relative yields, current market factors, interest rate risk and other relevant factors.

The following table presents the types and estimated fair values of the Company’s investment securities at December 31, 2010 based on credit ratings by one or more nationally-recognized credit rating agencies.

Credit Ratings of Investment Securities

	AAA(1)	AA(2)	A(3)	BBB(4)	Non-Rated(5)	Total
	(Dollars in thousands)
Obligations of states and political subdivisions:
Arkansas	$—	$108,579	$8,678	$7,924	$164,164	$289,345
Texas	1,319	26,996	16,971	9,897	11,734	66,917
Pennsylvania	—	—	—	—	5,944	5,944
Louisiana	—	3,995	—	—	—	3,995
South Carolina	—	—	—	—	3,357	3,357
Connecticut	—	—	2,619	—	—	2,619
Iowa	—	—	2,339	—	—	2,339
Massachusetts	—	—	—	—	2,024	2,024
Georgia	—	812	286	598	—	1,696
Alabama	—	—	—	256	—	256
Oklahoma	—	—	—	—	55	55
U.S. Government agency residential mortgage-backed securities	1,269	—	—	—	—	1,269
Other equity securities	—	—	—	—	18,882	18,882

Total	$2,588	$140,382	$30,893	$18,675	$206,160	$398,698

Percentage of total	0.7%	35.2%	7.7%	4.7%	51.7%	100.0%
Cumulative percentage of total	0.7%	35.9%	43.6%	48.3%	100.0%

(1)	Includes securities rated Aaa by Moody’s, AAA by Standard & Poor’s (“S&P”) or a comparable rating by other nationally-recognized credit rating agencies.
(2)	Includes securities rated Aa1 to Aa3 by Moody’s, AA+ to AA- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(3)	Includes securities rated A1 to A3 by Moody’s, A+ to A- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(4)	Includes securities rated Baa1 to Baa3 by Moody’s, BBB+ to BBB- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(5)	Includes all securities that are not rated or securities that are not rated but that have a rated credit enhancement where the Company has ignored such credit enhancement. For these securities, the Company has performed its own evaluation of the security and/or the underlying issuer and believes that such security or its issuer would warrant a credit rating of investment grade (i.e., Baa3 or better by Moody’s or BBB- or better by S&P or a comparable rating by another nationally-recognized credit rating agency).

The following table presents the unaccreted discount and unamortized premium of the Company’s investment securities for the dates indicated.

Unaccreted Discount and Unamortized Premium

	Amortized Cost	Unaccreted Discount	Unamortized Premium	Par Value
	(Dollars in thousands)
December 31, 2010:
Obligations of states and political subdivisions	$378,822	$5,307	$(193)	$383,936
U.S. Government agency residential mortgage-backed securities	1,269	—	(22)	1,247
Other equity securities	18,882	—	—	18,882

Total	$398,973	$5,307	$(215)	$404,065

December 31, 2009:
Obligations of states and political subdivisions	$385,581	$8,796	$(22)	$394,355
U.S. Government agency residential mortgage-backed securities	93,159	445	(25)	93,579
Corporate obligations	1,596	274	—	1,870
Collateralized debt obligation	100	900	—	1,000
Other equity securities	16,316	—	—	16,316

Total	$496,752	$10,415	$(47)	$507,120

During 2010, 2009 and 2008, the Company recognized discount accretion, net of premium amortization, of $0.1 million, $4.5 million and $1.0 million, respectively, which is considered an adjustment to the yield of its investment securities.

The following table reflects the expected maturity distribution of the Company’s investment securities, at fair value, as of December 31, 2010 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) U.S. Government agency residential mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2010, and (3) callable investment securities when the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. The weighted-average yields - FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Expected Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Obligations of states and political subdivisions	$3,544	$17,888	$21,592	$335,523	$378,547
U.S. Government agency residential mortgage-backed securities	1,264	5	—	—	1,269
Other equity securities(1)	—	—	—	18,882	18,882

Total	$4,808	$17,893	$21,592	$354,405	$398,698

Percentage of total	1.2%	4.5%	5.4%	88.9%	100.0%
Cumulative percentage of total	1.2%	5.7%	11.1%	100.0%

Weighted-average yield - FTE(2)	4.80%	6.55%	7.42%	7.31%	7.25%

(1)	Includes approximately $18.5 million of FHLB-Dallas and FHLB-Atlanta stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.
(2)	The weighted-average yields - FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Deposits

The Company’s lending and investing activities are funded primarily by deposits. The Company’s total deposits increased 25.2% to $2.54 billion at December 31, 2010, compared to $2.03 billion at December 31, 2009. This increase was primarily due to the Company’s four FDIC-assisted acquisitions during 2010.

Over the past two years, the Company has experienced a favorable change in its deposit mix. The Company’s non-CD deposits have grown and comprised 62.9% of total deposits at December 31, 2010, compared to 56.8% at December 31, 2009 and 44.3% at December 31, 2008. Non-CD deposits totaled $1.60 billion at December 31, 2010, compared to $1.15 billion at December 31, 2009 and $1.04 billion at December 31, 2008.

At December 31, 2010, the Company had outstanding brokered deposits of $58 million compared to $57 million at December 31, 2009 and $385 million at December 31, 2008.

The following table reflects the average balance and average rate paid for each deposit category shown for the years ended December 31, 2010, 2009 and 2008.

Average Deposit Balances and Rates

	Year Ended December 31,
	2010		2009		2008
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
			(Dollars in thousands)
Non-interest bearing accounts	$256,910	—	$207,782	—	$184,563	—
Interest bearing accounts:
Transaction (NOW)	574,432	0.49%	431,587	0.58%	400,145	1.18%
Savings and money market	547,096	1.09	401,221	1.15	228,038	2.00
Time deposits less than $100,000	392,671	1.40	409,969	2.40	516,655	3.76
Time deposits $100,000 or more	476,748	1.22	699,281	1.93	906,306	3.91

Total deposits	$2,247,857		$2,149,840		$2,235,707

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2010.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2010
(Dollars in thousands)
3 months or less	$165,006
Over 3 to 6 months	157,336
Over 6 to 12 months	126,440
Over 12 months	35,142

Total	$483,924

The amount and percentage of the Company’s deposits by state of originating office are reflected in the following table.

Deposits by State of Originating Office

	December 31,
Deposits Attributable to Offices In	2010		2009		2008
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,752,977	69.0%	$1,734,870	85.5%	$2,032,335	86.8%
Texas	455,089	17.9	294,124	14.5	309,079	13.2
Georgia	152,333	6.0	—	—	—	—
Florida	110,556	4.3	—	—	—	—
South Carolina	32,861	1.3	—	—	—	—
North Carolina	19,615	0.8	—	—	—	—
Alabama	17,322	0.7	—	—	—	—

Total	$2,540,753	100.0%	$2,028,994	100.0%	$2,341,414	100.0%

Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB advances and, to a lesser extent, FRB borrowings and federal funds purchased) and subordinated debentures.

Total other interest bearing liabilities were $390 million at December 31, 2010, a decrease of $62 million from $452 million at December 31, 2009. Repurchase agreements with customers decreased 2.1% to $43 million at December 31, 2010 from $44 million at December 31, 2009. Other borrowings, including FHLB advances, FRB borrowings and federal funds purchased, decreased 17.6% to $282 million at December 31, 2010 from $343 million at December 31, 2009. The decrease in total other borrowings was primarily due to the Company’s repayment of $60 million of fixed-rate callable FHLB advances on their maturity dates in May 2010.

The following table reflects the average balance and average rate paid for each category of other interest bearing liabilities for the years ended December 31, 2010, 2009 and 2008.

Average Balances and Rates of Other Interest Bearing Liabilities

	Year Ended December 31,
	2010		2009		2008
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Repurchase agreements with customers	$49,835	0.76%	$52,549	1.13%	$43,916	1.81%
Other borrowings(1)	317,796	3.82	384,854	3.74	441,228	3.53
Subordinated debentures	64,950	2.72	64,950	3.29	64,950	5.79

Total other interest bearing liabilities	$432,581	3.30%	$502,353	3.40%	$550,094	3.66%

(1)	Included in other borrowings at December 31, 2010 are FHLB advances that contain quarterly call features and mature as follows: 2017, $260.0 million at 3.90% weighted-average rate; and 2018, $20.0 million at 2.53% weighted-average rate.

Capital Resources and Liquidity

Capital Resources

Subordinated Debentures. At December 31, 2010, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding consisting of $20.6 million of subordinated debentures and securities issued in 2006 that bear interest, adjustable quarterly, at LIBOR plus 1.60%; $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22%; and $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925%. These subordinated debentures and securities generally mature 30 years after issuance and may be prepaid at par, subject to regulatory approval, on or after approximately five years from the date of issuance, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements. These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Preferred Stock and Common Stock Warrant. On December 12, 2008, as part of the United States Department of the Treasury’s (the “Treasury”) Capital Purchase Program made available to certain financial institutions in the U.S. pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”), the Company and the Treasury entered into a Letter Agreement including the Securities Purchase Agreement –Standard Terms incorporated therein pursuant to which the Company issued to the Treasury, in exchange for aggregate consideration of $75.0 million, (i) 75,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 and liquidation preference $1,000 per share (the “Series A Preferred Stock”), and (ii) a warrant (the “Warrant”) to purchase up to 379,811 shares of the Company’s common stock, par value $0.01 per share, at an exercise price of $29.62 per share. On November 4, 2009, the Company redeemed all of the Series A Preferred Stock for $75.0 million plus accrued and unpaid dividends, with the approval of the Company’s primary regulator in consultation with the Treasury. On November 24, 2009, the Company repurchased the Warrant from the Treasury for $2.65 million, which was charged against the Company’s additional paid-in capital.

Preferred Stock Dividend. The Series A Preferred Stock qualified as Tier 1 capital and paid cumulative cash dividends quarterly at a rate of 5% per annum while it was outstanding. These cash dividends and the amortization of the discount on issuance of the Series A Preferred Stock resulted in total dividends of $0.2 million in 2008 and $3.6 million in 2009 (none during 2010).

Tangible Common Equity. The Company uses its tangible common equity ratio as the principal measure of the strength of its capital. The tangible common equity ratio is calculated by dividing total common equity less intangible assets by total assets less intangible assets. The Company’s tangible common equity ratio was 9.57% at December 31, 2010 compared to 9.53% at December 31, 2009 and 7.64% at December 31, 2008.

Common Stock Dividend Policy. In 2010 the Company paid dividends of $0.60 per share. In 2009 and 2008 the Company paid dividends of $0.52 per share and $0.50 per share, respectively. In 2008, the per share dividend was $0.12 per quarter in the first and second quarters and $0.13 per quarter in the third and fourth quarters. In 2009 the per share dividend was $0.13 in each quarter. In 2010, the per share dividend was $0.14 in the first quarter, $0.15 per quarter in the second and third quarters, and $0.16 in the fourth quarter. On January 3, 2011, the Company’s board of directors approved a dividend of $0.17 per common share that was paid on January 21, 2011. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time.

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

The Company’s consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2010 and 2009 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2010 and 2009.

Consolidated Capital Ratios

	December 31,
	2010	2009
	(Dollars in thousands)
Tier 1 capital:
Common stockholders’ equity	$320,355	$269,028
Allowed amount of trust preferred securities	63,000	63,000
Net unrealized losses (gains) on investment securities AFS	167	(6,032)
Less goodwill and certain intangible assets	(7,925)	(5,554)

Total Tier 1 capital	375,597	320,442
Tier 2 capital:
Qualifying allowance for loan and lease losses	29,241	29,207

Total risk-based capital	$404,838	$349,649

Risk-weighted assets	$2,328,251	$2,326,185

Adjusted quarterly average assets - fourth quarter	$3,160,452	$2,813,053

Ratios at end of period:
Tier 1 leverage	11.88%	11.39%
Tier 1 risk-based capital	16.13	13.78
Total risk-based capital	17.39	15.03
Minimum ratio guidelines:
Tier 1 leverage(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00
Minimum ratio guidelines to be “well capitalized”:
Tier 1 leverage	5.00%	5.00%
Tier 1 risk-based capital	6.00	6.00
Total risk-based capital	10.00	10.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum Tier 1 leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31,
	2010	2009
	(Dollars in thousands)
Stockholders’ equity - Tier 1 capital	$358,852	$299,683
Tier 1 leverage ratio	11.40%	10.72%
Tier 1 risk-based capital ratio	15.49	12.96
Total risk-based capital ratio	16.75	14.22

Liquidity

Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility the Company may be unable to satisfy current or future funding requirements and needs. The ALCO and Investments Committee (“ALCO”), which reports to the board of directors, has primary responsibility for oversight of the Company’s liquidity, funds management, asset/liability (interest rate risk) position and investment portfolio functions.

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor, borrower and other creditor demands are met, as well as operating cash needs of the Company, and the cost of funding such requirements and needs is reasonable. The Company maintains a liquidity risk management policy and a contingency funding plan that include policies and procedures for managing liquidity risk. Generally the Company relies on deposits, loan and lease and covered loan repayments, and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company’s markets. The Company has used these funds, together with wholesale deposit sources such as brokered deposits, along with FHLB advances, FRB borrowings, federal funds purchased and other sources of short-term borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

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

At December 31, 2010 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $610 million of available blanket borrowing capacity with the FHLB, (2) $32 million of investment securities available to pledge for federal funds or other borrowings, (3) $92 million of available unsecured federal funds borrowing lines and (4) up to $88 million of available borrowing capacity from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease and covered loan repayments, and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company’s primary funding sources.

Emergency Economic Stabilization Act of 2008 and FDIC Temporary Liquidity Guaranty Program. On October 3, 2008, Congress passed, and the President signed into law, the EESA. The EESA, among other things, included a provision for an increase in the amount of deposits insured by the FDIC from $100,000 to $250,000 through December 31, 2013.

On October 14, 2008, the FDIC announced the Temporary Liquidity Guaranty Program (“TLGP”) that, among other things, provides unlimited deposit insurance on certain transaction accounts. The unlimited deposit insurance covers funds to the extent such funds are not otherwise covered by the existing deposit insurance limit of $250,000 in (i) non-interest bearing transaction deposit accounts and (ii) certain interest bearing transaction deposit accounts where the participating institution agrees to pay interest on such deposits at a rate not to exceed 25 bps. Such covered transaction accounts were initially insured through December 31, 2009 at a fee of 10 bps per annum paid by the Company’s bank subsidiary to the FDIC on deposit amounts in excess of $250,000. In August 2009, the FDIC extended the unlimited deposit insurance through June 30, 2010, and on April 13, 2010, the FDIC extended the deposit insurance through December 31, 2010. The fee payable by the Company to the FDIC to continue participation in this insurance program increased effective January 1, 2010 to 15 bps per annum on deposits in excess of $250,000.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) was signed into law. Among other things, the Dodd-Frank Act provides full deposit insurance with no maximum coverage amount for non-interest bearing transaction accounts for two years beginning

December 31, 2010. Participation in this deposit insurance coverage of the Dodd-Frank Act is mandatory for all financial institutions and requires no separate fee assessment to the Bank. Additionally, the Dodd-Frank Act permanently increases the maximum deposit insurance coverage for all other deposit categories to $250,000 retroactive to January 1, 2008.

Sources and Uses of Funds. Net cash provided by operating activities totaled $40 million, $48 million and $46 million, respectively, for 2010, 2009 and 2008. Net cash provided by operating activities is comprised primarily of net income, adjusted for certain non-cash items and for changes in various operating assets and liabilities.

Investing activities provided $493 million in 2010, $476 million in 2009 and used $493 million in 2008. The Company’s primary sources and uses of cash for investing activities include net loan and lease fundings, which provided $38 million in 2010 and $12 million in 2009 and used $174 million in 2008, purchases of premises and equipment which used $17 million, $9 million, and $28 million, respectively, in 2010, 2009 and 2008, and net activity in its investment securities portfolio, which provided $194 million in 2010 and $454 million in 2009, and used $303 million in 2008. The Company received $201 million of cash in connection with its four FDIC-assisted acquisitions in 2010 (none in 2009 and 2008) and received net cash of $73 million from liquidation of covered assets in 2010 (none in 2009 and 2008). During 2010, the Company purchased $10 million of BOLI and invested $5 million in unconsolidated subsidiaries. Proceeds from dispositions of premises and equipment and other assets provided $17 million in 2010, $17 million in 2009 and $8 million in 2008, and proceeds from BOLI death benefits provided $2 million in 2009 and $4 million in 2008 (none in 2010).

Financing activities used $562 million in 2010 and $487 million in 2009 and provided $441 million in 2008. The Company’s primary financing activities include net changes in deposit accounts, which used $441 million in 2010 and $312 million in 2009 and provided $284 million in 2008, and net proceeds from or repayments of other borrowings and repurchase agreements with customers, which used $115 million in 2010 and $85 million in 2009, and provided $89 million in 2008. In addition the Company paid common stock cash dividends of $10 million, $9 million and $8 million, respectively, in 2010, 2009 and 2008, and the Company paid preferred stock cash dividends of $3.4 million 2009 (none in 2008 or 2010). The Company’s financing activities were impacted by $75 million of proceeds received in 2008 from the issuance of Series A Preferred Stock and the Warrant in connection with the Company’s participation in the Treasury’s Capital Purchase Program and the redemption of the Series A Preferred Stock for $75 million in 2009, as well as the repurchase of the Warrant for $2.65 million in 2009.

Contractual Obligations. The following table presents, as of December 31, 2010, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures, software contracts and various other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Time deposits(1)	$873,347	$68,038	$7,965	$78	$949,428
Deposits without a stated maturity(2)	1,597,827	—	—	—	1,597,827
Repurchase agreements with customers(1)	43,324	—	—	—	43,324
Other borrowings(1)	13,075	21,719	21,686	299,164	355,644
Subordinated debentures(1)	1,906	3,471	3,466	97,408	106,251
Lease obligations	978	1,903	1,310	1,795	5,986
Other obligations	13,624	2,140	804	15,824	32,392

Total contractual obligations	$2,544,081	$97,271	$35,231	$414,269	$3,090,852

(1)	Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest included on variable rate obligations is based upon interest rates in effect at December 31, 2010. The contractual amounts to be paid on variable rate obligations are affected by changes in interest rates. Future changes in interest rates could materially affect the contractual amounts to be paid.
(2)	Includes interest accrued and unpaid through December 31, 2010.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2010. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit(1)	$112,370	$50,885	$6,718	$2,131	$172,104
Standby letters of credit	4,934	775	135	—	5,844

Total commitments	$117,304	$51,660	$6,853	$2,131	$177,948

(1)	Includes commitments to extend credit under mortgage interest rate locks of $6.4 million that expire in one year or less.

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

This earnings simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. This model incorporates a number of factors including: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various RSA and RSL will reprice, (3) the expected growth in various interest earning assets and interest bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual cap and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other relevant factors. Inclusion of these factors in the model is intended to more accurately project the Company’s expected changes in net interest income resulting from interest rate changes. The Company models its change in net interest income assuming interest rates go up 100 bps, up 200 bps, up 300 bps, up 400 bps, down 100 bps and down 200 bps. Based on current conditions, the Company believes that modeling its change in net interest income assuming rates go down 100 bps and down 200 bps is not meaningful. For purposes of this model, the Company has assumed that the change in interest rates phases in over a 12-month period. While the Company believes this model provides a reasonably accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, expected changes in administered rates on interest bearing deposit accounts, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the earnings simulation model will accurately reflect future results.

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing January 1, 2011. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+400	(1.1)%
+300	(1.5)
+200	(1.5)
+100	(0.8)
-100	Not meaningful
-200	Not meaningful

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

Growth and Expansion

On March 26, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Unity with five offices in Georgia, including Cartersville (2), Rome, Adairsville and Calhoun.

On July 16, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Woodlands with eight offices, including two in South Carolina, two in North Carolina, one in Georgia, and three in Alabama. Subsequently the Company renegotiated the leases on two offices to eliminate unneeded space. On October 26, 2010 the Company closed four of the former Woodlands’ offices and in December 2010 it relocated two offices. At December 31, 2010, the Company operated one office each in Bluffton, South Carolina; Wilmington, North Carolina; Savannah, Georgia; and Mobile, Alabama.

On September 10, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Horizon. On December 23, 2010 the Company closed one of the former Horizon offices such that at December 31, 2010, the Company operated offices in Bradenton (2) and Palmetto, Florida.

On December 17, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Chestatee with four offices in Georgia, including Dawsonville (2), Marble Hill and Cumming.

The Company expects to continue its growth and de novo branching strategy, although it has slowed the pace of new office openings in recent years. In addition to the 16 offices added in 2010 as a result of the Company’s four FDIC-assisted acquisitions, the Company opened one office in the fourth quarter of 2010 in Benton, Arkansas. At December 31, 2010, the Company conducted operations through 90 offices, including banking offices in Arkansas (66), Georgia (10), Texas (7), Florida (3), North Carolina (1), South Carolina (1), and Alabama (1) and a loan production office in Charlotte, North Carolina.

On January 14, 2011 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Oglethorpe Bank with two offices in Georgia, including Brunswick and St. Simons Island.

The Company expects to open three metro-Dallas offices in the first half of 2011. Opening new offices is subject to availability of suitable sites, hiring qualified personnel, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty. The Company may increase or decrease its expected number of new offices as a result of a variety of factors including the Company’s financial results, changes in economic or competitive conditions, strategic opportunities or other factors.

During 2010 the Company spent $17 million on capital expenditures for premises and equipment, including premises and equipment acquired in FDIC-assisted acquisitions. The Company’s capital expenditures for 2011 are expected to be in the range of $13 to $25 million, including progress payments on construction projects expected to be completed in 2011 or 2012, furniture and equipment costs, acquisition of sites for future development and premises and equipment acquired in FDIC-assisted acquisitions. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices acquired or constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals, potential premises and equipment expenditures associated with FDIC-assisted acquisitions, if any, and other factors.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements. The Company’s determination of (i) the provisions to and the adequacy of the allowance for loan and lease losses, (ii) the fair value of its investment securities portfolio, (iii) the fair value of foreclosed and repossessed assets held for sale and (iv) the fair value of the assets acquired and liabilities assumed pursuant to business combination transactions, including the Company’s FDIC-assisted acquisitions, all involve a higher degree of judgment and complexity than its other significant accounting policies. Accordingly, the Company considers the determination of (i) the adequacy of the allowance for loan and lease losses, (ii) the fair value of its investment securities portfolio, (iii) the fair value of foreclosed and repossessed assets held for sale and (iv) the fair value of the assets acquired and liabilities assumed pursuant to business combination transactions to be critical accounting policies.

Provisions to and adequacy of the allowance for loan and lease losses. Provisions to and the adequacy of the allowance for loan and lease losses are based on the Company’s evaluation of the loan and lease portfolio utilizing objective and subjective criteria as described in this report. See the “Analysis of Financial Condition” section of this Management’s Discussion and Analysis for a detailed discussion of the Company’s allowance for loan and lease losses. Changes in the criteria used in this evaluation or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates.

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

The Company utilizes independent third parties as its principal sources for determining fair value of its investment securities that are measured on a recurring basis. For investment securities traded in an active market, the fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

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

Fair value of foreclosed and repossessed assets held for sale. Repossessed personal properties and real estate acquired through or in lieu of foreclosure are measured on a non-recurring basis and are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated fair value net of estimated selling costs, if lower, until disposition. Fair values of foreclosed and repossessed assets held for sale are generally based on third party appraisals, broker price opinions or other valuations of the property.

Fair value of assets acquired and liabilities assumed pursuant to business combination transactions. Assets acquired and liabilities assumed in business combinations are recorded at estimated fair value on their purchase date. Purchased loans acquired in a business combination, including covered loans, are recorded at estimated fair value with no carryover of the related allowance for loan and lease losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. Purchased loans are accounted for in accordance with guidance for certain loans or debt securities acquired in a transfer when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually acquired principal and interest payments. In determining the acquisition date fair values of purchased loans, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans).

The difference between contractually acquired payments and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of expected cash flows, the Company uses discount rates ranging from 6.0% to 9.5% depending on the risk characteristics of each loan or loan pool.

The estimated fair value of covered ORE and the FDIC loss share receivable are based on the net present value of expected future cash proceeds. The discount rates used are derived from current market rates and reflect the level of inherent risk in the assets. The expected cash flows are determined based on contractual terms, expected performance, default timing assumptions, property appraisals and other factors.

The fair values of investment securities acquired in business combinations are generally based on quoted market prices, broker quotes, comprehensive interest rate tables or pricing matrices or a combination thereof. The fair value of assumed liabilities in business combinations on their date of purchase is generally the amount payable by the Company necessary to completely satisfy the assumed obligation.

Recently Issued Accounting Standards

See Note 1 to the Consolidated Financial Statements for a discussion of certain recently issued accounting pronouncements.

Forward-Looking Information

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management include certain forward-looking statements including, without limitation, statements about economic, real estate market, competitive, employment, credit market and interest rate conditions; plans, goals, beliefs, expectations, thoughts, estimates and outlook for the future; revenue growth; net income and earnings per common share; net interest margin; net interest income; non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on investment securities and sales of other assets; gains on FDIC-assisted transactions; non-interest expense; efficiency ratio; anticipated future operating results and financial performance; asset quality, including the effects of current economic and real estate market conditions; nonperforming loans and leases; nonperforming assets; net charge-offs; net charge-off ratio; provision for loan and lease losses; past due loans and leases; litigation; interest rate sensitivity, including the effects of possible interest rate changes; future growth and expansion opportunities including plans for making additional FDIC-assisted acquisitions and plans for opening new offices; opportunities and goals for future market share growth; expected capital expenditures; loan, lease and deposit growth; changes in covered assets; changes in the volume, yield and value of the Company’s investment securities portfolio; availability of unused borrowings and other similar forecasts and statements of expectation. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “look,” “seek,” “may,” “will,” “could,” “trend,” “target,” “goal,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs, plans and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to enter into additional FDIC-assisted transactions; the ability to attract new deposits, loans and leases; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and real estate market conditions, including their effect on the creditworthiness of borrowers and lessees, collateral values, the value of investment securities and asset recovery values, including the value of the FDIC loss share receivable and related covered assets; changes in legal and regulatory requirements; changes in regular or special assessments by the FDIC for deposit insurance; recently enacted and potential legislation and regulatory actions, including legislation intended to stabilize economic conditions and credit markets, increase regulation of the financial services industry and protect homeowners or consumers; changes in U.S. government monetary and fiscal policy; adoption of new accounting standards or changes in existing standards; and adverse results in future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Market Prices of Common Stock and Dividends

Unaudited

	2010 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$36,213	$38,580	$41,092	$42,087
Total interest expense	(9,020)	(8,851)	(8,324)	(8,142)

Net interest income	27,193	29,729	32,768	33,945
Provision for loan and lease losses	(4,200)	(3,400)	(4,300)	(4,100)
Non-interest income	17,365	9,127	25,183	18,646
Non-interest expense	(17,471)	(21,110)	(23,565)	(25,274)
Income taxes	(6,944)	(3,488)	(9,878)	(6,303)
Noncontrolling interest	11	32	17	17

Net income available to common stockholders	$15,954	$10,890	$20,225	$16,931

Per common share:
Earnings - diluted	$0.94	$0.64	$1.19	$0.99
Cash dividends	0.14	0.15	0.15	0.16
Bid price per common share:
Low	$28.66	$33.64	$34.40	$37.02
High	35.53	39.46	39.27	44.50

	2009 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Total interest income	$45,262	$42,586	$39,904	$38,157
Total interest expense	(14,928)	(12,324)	(10,672)	(9,662)

Net interest income	30,334	30,262	29,232	28,495
Provision for loan and lease losses	(10,600)	(21,100)	(7,500)	(5,600)
Non-interest income	9,373	22,610	5,810	13,257
Non-interest expense	(16,187)	(17,945)	(15,499)	(19,001)
Income taxes	(2,537)	(3,250)	(2,599)	(4,472)
Noncontrolling interest	(23)	—	25	17
Preferred stock dividends and amortization of preferred stock discount	(1,074)	(1,076)	(1,078)	(3,048)

Net income available to common stockholders	$9,286	$9,501	$8,391	$9,648

Per common share:
Earnings - diluted	$0.55	$0.56	$0.50	$0.57
Cash dividends	0.13	0.13	0.13	0.13
Bid price per common share:
Low	$17.05	$19.88	$21.20	$22.27
High	29.43	26.25	26.76	29.78

See Note 18 to Consolidated Financial Statements for discussion of dividend restrictions.

Company Performance

The graph below shows a comparison for the period commencing December 31, 2005 through December 31, 2010 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2005.

	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
OZRK (Bank of the Ozarks, Inc.)	$100	$91	$73	$84	$84	$126
SML (S&P Smallcap Index)	$100	$115	$114	$79	$99	$125
NDF (NASDAQ Financial Index)	$100	$114	$106	$75	$78	$89

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

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2010, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by SEC guidance, management excluded from its assessment the FDIC-assisted acquisitions described in Notes 2 and 3 to the Consolidated Financial Statements. The assets acquired in these acquisitions consist primarily of “covered assets” which comprised approximately 21% of total consolidated assets at December 31, 2010. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010, based on the specified criteria.

The effectiveness of Bank of the Ozarks, Inc.’s internal control over financial reporting has been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report which is included herein.

George Gleason	Greg McKinney
Chairman and Chief Executive Officer	Chief Financial Officer and Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As permitted, the Company excluded the operations of the four financial institutions aquired during 2010, which are described in Note 2 of the consolidated financial statements, from the scope of management’s report on internal control over financial reporting. As such, they have also been excluded from the scope of our audit of internal control over financial reporting.

In our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 2010, and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2010, and our report dated March 10, 2011, expressed an unqualified opinion thereon.

Brentwood, Tennessee

March 10, 2011

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011, expressed an unqualified opinion thereon.

Brentwood, Tennessee

March 10, 2011

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks	$48,024	$77,678
Interest earning deposits	1,005	616

Cash and cash equivalents	49,029	78,294
Investment securities - available for sale (“AFS”)	398,698	506,678
Loans and leases, excluding covered loans	1,856,429	1,904,104
Allowance for loan and lease losses	(40,230)	(39,619)

Net loans and leases	1,816,199	1,864,485
Covered assets:
Loans	497,545	—
Other real estate owned	31,145	—
Federal Deposit Insurance Corporation (“FDIC”) loss share receivable	153,111	—
Premises and equipment, net	170,497	156,204
Foreclosed and repossessed assets held for sale, net	42,216	61,148
Accrued interest receivable	13,899	14,760
Bank owned life insurance	59,771	47,421
Intangible assets, net	7,925	5,554
Other, net	33,624	36,267

Total assets	$3,273,659	$2,770,811

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand non-interest bearing	$298,585	$223,741
Savings and interest bearing transaction	1,299,058	927,977
Time	943,110	877,276

Total deposits	2,540,753	2,028,994
Repurchase agreements with customers	43,324	44,269
Other borrowings	282,139	342,553
Subordinated debentures	64,950	64,950
Accrued interest payable and other liabilities	18,723	17,575

Total liabilities	2,949,990	2,498,341

Commitments and contingencies
Stockholders’ equity:
Preferred stock; $0.01 par value; 1,000,000 shares authorized: no shares outstanding at December 31, 2010 and 2009	—	—
Common stock; $0.01 par value; 50,000,000 shares authorized; 17,053,640 and 16,904,540 shares issued and outstanding at December 31, 2010 and 2009, respectively	170	169
Additional paid-in capital	45,278	41,584
Retained earnings	275,074	221,243
Accumulated other comprehensive income (loss)	(167)	6,032

Total stockholders’ equity before noncontrolling interest	320,355	269,028
Noncontrolling interest	3,415	3,442

Total stockholders’ equity	323,770	272,470

Total liabilities and stockholders’ equity	$3,273,659	$2,770,811

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$118,150	$125,301	$141,726
Covered loans	17,141	—	—
Investment securities:
Taxable	4,130	18,314	21,858
Tax-exempt	18,533	22,283	19,406
Deposits with banks and federal funds sold	18	10	13

Total interest income	157,972	165,908	183,003

Interest expense:
Deposits	20,047	30,480	64,171
Repurchase agreements with customers	380	592	796
Other borrowings	12,146	14,375	15,574
Subordinated debentures	1,764	2,138	3,761

Total interest expense	34,337	47,585	84,302

Net interest income	123,635	118,323	98,701
Provision for loan and lease losses	16,000	44,800	19,025

Net interest income after provision for loan and lease losses	107,635	73,523	79,676

Non-interest income:
Service charges on deposit accounts	15,156	12,421	12,007
Mortgage lending income	3,863	3,312	2,215
Trust income	3,406	3,078	2,595
Bank owned life insurance income	2,151	3,186	4,131
Gains (losses) on investment securities	4,544	26,982	(3,433)
Gains (losses) on sales of other assets	802	(177)	(544)
Gains on FDIC-assisted transactions	35,019	—	—
Accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable	2,429	—	—
Other	2,952	2,249	2,378

Total non-interest income	70,322	51,051	19,349

Non-interest expense:
Salaries and employee benefits	40,161	31,847	30,132
Net occupancy and equipment	10,618	9,740	8,882
Other operating expenses	36,640	27,045	15,395

Total non-interest expense	87,419	68,632	54,409

Income before taxes	90,538	55,942	44,616
Provision for income taxes	26,614	12,859	9,926

Net income	63,924	43,083	34,690
Net loss attributable to noncontrolling interest	77	19	11
Preferred stock dividends and amortization of preferred stock discount	—	(6,276)	(227)

Net income available to common stockholders	$64,001	$36,826	$34,474

Basic earnings per common share	$3.77	$2.18	$2.05

Diluted earnings per common share	$3.75	$2.18	$2.04

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock— Series A	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2008	$—	$168	$38,613	$167,139	$(15,091)	$3,432	$194,261
Comprehensive income:
Net income	—	—	—	34,690	—	—	34,690
Net loss attributable to noncontrolling interest	—	—	—	11	—	(11)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $18,478 tax effect	—	—	—	—	28,628	—	28,628
Reclassification of gains/losses included in net income, net of $1,346 tax effect	—	—	—	—	2,087	—	2,087

Total comprehensive income							65,405

Common stock dividends paid, $0.50 per share	—	—	—	(8,418)	—	—	(8,418)
Issuance of 75,000 shares of preferred stock and a warrant for 379,811 shares of common stock	71,851	—	3,149	—	—	—	75,000
Preferred stock dividends	—	—	—	(198)	—	—	(198)
Amortization of preferred stock discount	29	—	—	(29)	—	—	—
Issuance of 45,900 shares of common stock for exercise of stock options	—	1	407	—	—	—	408
Tax (expense) benefit on exercise and forfeiture of stock options	—	—	283	—	—	—	283
Stock-based compensation expense	—	—	862	—	—	—	862

Balances - December 31, 2008	71,880	169	43,314	193,195	15,624	3,421	327,603
Comprehensive income:
Net income	—	—	—	43,083	—	—	43,083
Net loss attributable to noncontrolling interest	—	—	—	19	—	(19)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $4,393 tax effect	—	—	—	—	6,806	—	6,806
Reclassification of gains/losses included in net income, net of $10,584 tax effect	—	—	—	—	(16,398)	—	(16,398)

Total comprehensive income							33,491

Common stock dividends paid, $0.52 per share	—	—	—	(8,778)	—	—	(8,778)
Preferred stock dividends	—	—	—	(3,156)	—	—	(3,156)
Amortization of preferred stock discount	463	—	—	(463)	—	—	—
Redemption of 75,000 shares of preferred stock	(72,343)	—	—	(2,657)	—	—	(75,000)
Repurchase of a warrant for 379,811 shares of common stock	—	—	(2,650)	—	—	—	(2,650)
Issuance of 21,800 shares of common stock for exercise of stock options	—	—	258	—	—	—	258
Tax (expense) benefit on exercise and forfeiture of stock options	—	—	(50)	—	—	—	(50)
Stock-based compensation expense	—	—	712	—	—	—	712
Noncontrolling interest cash contribution	—	—	—	—	—	40	40
Issuance of 18,600 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—	—

Balances - December 31, 2009	—	169	41,584	221,243	6,032	3,442	272,470

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)

	Preferred Stock— Series A	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total
	(Dollars in thousands, except per share amounts)
Balances - December 31, 2009	$—	$169	$41,584	$221,243	$6,032	$3,442	$272,470
Comprehensive income:
Net income	—	—	—	63,924	—	—	63,924
Net loss attributable to noncontrolling interest	—	—	—	77	—	(77)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $2,218 tax effect	—	—	—	—	(3,437)	—	(3,437)
Reclassification of gains/losses included in net income, net of $1,783 tax effect	—	—	—	—	(2,762)	—	(2,762)

Total comprehensive income							57,725

Common stock dividends paid, $0.60 per share	—	—	—	(10,170)	—	—	(10,170)
Issuance of 113,800 shares of common stock for exercise of stock options	—	1	2,824	—	—	—	2,825
Tax (expense) benefit on exercise and forfeiture of stock options	—	—	37	—	—	—	37
Stock-based compensation expense	—	—	833	—	—	—	833
Noncontrolling interest cash contribution	—	—	—	—	—	50	50
Issuance of 37,300 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—	—
Forfeiture of 2,000 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—	—

Balances - December 31, 2010	$—	$170	$45,278	$275,074	$(167)	$3,415	$323,770

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Cash flows from operating activities:
Net income	$63,924	$43,083	$34,690
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,471	4,172	3,552
Amortization	431	110	214
Net loss attributable to noncontrolling interest	77	19	11
Provision for loan and lease losses	16,000	44,800	19,025
Provision for losses on foreclosed assets	8,960	4,009	1,042
Write down of other assets	—	1,639	520
Net accretion of investment securities AFS	(585)	(4,466)	(1,008)
Net (gains) losses on investment securities AFS	(4,544)	(26,982)	3,433
Originations and purchases of mortgage loans held for sale	(188,120)	(185,075)	(127,822)
Proceeds from sales of mortgage loans held for sale	180,371	184,195	127,873
Net accretion of covered loans	(17,141)	—	—
Accretion of FDIC loss share receivable, net of FDIC clawback payable	(2,429)	—	—
(Gains) losses on dispositions of premises and equipment, foreclosed and repossessed assets and other assets	(802)	177	544
Gains on FDIC-assisted transactions	(35,019)	—	—
Deferred income tax expense (benefit)	8,195	(1,706)	(6,146)
Increase in cash surrender value of bank owned life insurance (“BOLI”)	(2,151)	(1,932)	(1,984)
Current tax benefit on exercise of stock options	(535)	(111)	(283)
Stock-based compensation expense	833	712	862
BOLI death benefits in excess of cash surrender value	—	(1,254)	(2,147)
Changes in assets and liabilities:
Accrued interest receivable	1,430	4,117	(1,392)
Other assets, net	6,103	(12,598)	(3,993)
Accrued interest payable and other liabilities	1,015	(4,946)	(909)

Net cash provided by operating activities	40,484	47,963	46,082

Cash flows from investing activities:
Proceeds from sales of investment securities AFS	255,232	528,542	13,588
Proceeds from maturities/calls/paydowns of investment securities AFS	59,887	246,888	1,642,437
Purchases of investment securities AFS	(121,086)	(321,925)	(1,959,464)
Net paydowns (fundings) of portfolio loans and leases	38,195	12,293	(173,987)
Net cash flow from covered assets	73,161	—	—
Net cash proceeds received in FDIC-assisted acquisitions	201,473	—	—
Purchases of premises and equipment	(16,881)	(9,199)	(27,901)
Proceeds from disposition of premises and equipment, foreclosed and repossessed assets and other assets	17,310	17,438	8,186
Proceeds from BOLI death benefits	—	2,149	3,894
Purchase of BOLI	(10,200)	—	—
Net investment in unconsolidated investments and noncontrolling interest	(4,575)	(15)	(192)

Net cash provided (used) by investing activities	492,516	476,171	(493,439)

Cash flows from financing activities:
Net (decrease) increase in deposits	(440,624)	(312,420)	284,353
Net (repayments of) proceeds from other borrowings	(113,948)	(82,394)	88,414
Net (decrease) increase in repurchase agreements with customers	(833)	(2,595)	778
Proceeds from exercise of stock options	2,825	258	408
Proceeds from issuance of preferred stock and common stock warrant	—	—	75,000
Redemption of preferred stock	—	(75,000)	—
Repurchase of common stock warrant	—	(2,650)	—
Current tax benefits on exercise of stock options	535	111	283
Cash dividends paid on common stock	(10,170)	(8,778)	(8,418)
Cash dividends paid on preferred stock	—	(3,354)	—

Net cash (used) provided by financing activities	(562,265)	(486,822)	440,818

Net (decrease) increase in cash and cash equivalents	(29,265)	37,312	(6,539)
Cash and cash equivalents - beginning of year	78,294	40,982	47,521

Cash and cash equivalents - end of year	$49,029	$78,294	$40,982

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

1. Summary of Significant Accounting Policies

Organization — Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary — Bank of the Ozarks (the “Bank”), four 100%-owned finance subsidary business trusts — Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”), Ozark Capital Statutory Trust IV (“Ozark IV”) and Ozark Capital Statutory Trust V (“Ozark V”) (collectively, the “Trusts”) and, indirectly through the Bank, a subsidary engaged in the development of real estate. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. At December 31, 2010, the Company had 90 offices, including 66 in Arkansas, 10 in Georgia, seven in Texas, three in Florida, two in North Carolina and one each in South Carolina and Alabama.

Basis of presentation, use of estimates and principles of consolidation — The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements include the accounts of the Company, the Bank and the real estate investment subsidiary. Significant intercompany transactions and amounts have been eliminated.

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

The voting interest approach is not applicable for entities that are not controlled through voting interests or in which the equity investors do not bear the residual economic risk. In such instances, management makes a determination, based on its review of applicable GAAP, on when the assets, liabilities and activities of a variable interest entity (“VIE”) should be included in the Company’s consolidated financial statements. GAAP requires a VIE to be consolidated by a company if that company is considered the primary beneficiary of the VIE’s activities. The Company has determined that the 100%-owned finance subsidiary Trusts are VIEs, but that the Company is not the primary beneficiary of the Trusts. Accordingly, the Company does not consolidate the activities of the Trusts into its financial statements, but instead reports its ownership interests in the Trusts as other assets and reports the subordinated debentures issued to the Trusts as a liability in the consolidated balance sheets. The distributions on the subordinated debentures are reported as interest expense in the accompanying consolidated statements of income.

Cash and cash equivalents — For cash flow purposes, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

Investment securities — Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2010 and 2009, the Company has classified all of its investment securities as available for sale (“AFS”).

AFS investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). The Company utilizes independent third parties as its principal pricing sources for determining fair value of investment securities which are measured on a recurring basis. For investment securities traded in an active market, fair values are obtained from an independent pricing service and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

At December 31, 2010 and 2009, the Company owned stock in the Federal Home Loan Bank of Dallas (“FHLB-Dallas”), Federal Home Loan Bank of Atlanta (“FHLB-Atlanta”) and First National Banker’s Bankshares, Inc. (“FNBB”). The FHLB-Dallas, FHLB-Atlanta and FNBB shares do not have readily determinable fair values and are carried at cost.

Declines in the fair value of investment securities below their amortized cost are reviewed at least quarterly by the Company for other-than-temporary impairment. Factors considered during such review include, among other things, the length of time and extent that fair value has been less than cost and the financial condition and near term prospects of the issuer. The Company also assesses whether it has the intent to sell the investment security or more likely than not would be required to sell the investment security before any anticipated recovery in fair value. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through the income statement. For securities that do not meet the aforementioned criteria, the amount of impairment is split into (i) other-than-temporary impairment related to credit loss, which must be recognized in the income statement, and (ii) other-than-temporary impairment related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

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

Loans and leases — Loans, excluding loans covered by Federal Deposit Insurance Corporation (“FDIC”) loss share agreements, that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Interest on loans is recognized on an accrual basis and is calculated using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and costs are generally deferred and recognized over the life of the loan as an adjustment to yield on the related loan.

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

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $14.3 million and $6.6 million, respectively, at December 31, 2010 and 2009. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized as mortgage lending income when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment (“IRLC”), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company enters into a forward sale commitment (“FSC”) for the sale of its mortgage loan originations to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by GAAP. Accordingly, the fair values of derivative assets and liabilities for the Company’s IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the particular IRLC and FSC were entered into and year-end. At December 31, 2010 and 2009, respectively, the Company had recorded IRLC and FSC derivative assets of $0.1 million and $0.2 million and had recorded corresponding derivative liabilities of $0.1 million and $0.2 million. The notional amounts of loan commitments under both the IRLC and FSC were $6.4 million and $8.9 million at December 31, 2010 and 2009, respectively.

Covered loans — Loans comprise the majority of the assets acquired in the Company’s four FDIC-assisted acquisitions during 2010. All such acquired loans, excluding $5.6 million of acquired consumer loans, are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on those loans (“covered loans”).

Purchased loans acquired in a business combination, including covered loans, are recorded at estimated fair value on their purchase date with no carryover of the related allowance for loan and lease losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods and net present value of cash flows expected to be received. Purchased loans are accounted for in accordance with guidance for certain loans or debt securities acquired in a transfer when the loans have evidence of credit deterioration since origination and it is probable at the date of acquisition that the acquirer will not collect all contractually required principal and interest payments. In determining the acquisition date fair values of purchased loans, the Company calculates a non-accretable difference (the credit component of the purchased loans fair value adjustment) and an accretable difference (the yield component of the purchased loans fair value adjustment).

The difference between contractually required payments and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% depending on the risk characteristics of each individual loan or loan pool.

Covered other real estate owned (“covered ORE”) — Foreclosed assets covered by FDIC loss share agreements, or covered ORE, are recorded at estimated fair value on the date of acquisition. In estimating the fair value of covered ORE, management considers a number of factors including, among others, appraised value, estimated holding periods, net present value of cash flows expected to be received, and estimated selling costs. A discount rate ranging from 8.0% to 9.5% was used to determine the net present value of covered ORE.

FDIC loss share receivable — In connection with the Company’s FDIC-assisted acquisitions, the Company has recorded an FDIC loss share receivable to reflect the indemnification provided by the FDIC. Since the indemnified items are covered loans and covered ORE, which are measured at fair value at the date of acquisition, the FDIC loss share receivable is also measured at fair value at the date of acquisition, and is calculated by discounting the cash flows expected to be received from the FDIC. A discount rate of 5.0% was used to determine the net present value of the FDIC loss share receivable. These cash flows are estimated by multiplying estimated losses by the reimbursement rates as set forth in the loss share agreements. The balance of the FDIC loss share receivable is adjusted periodically to reflect changes in expectations of discounted cash flows, expense reimbursements under the loss share agreements and other factors.

FDIC clawback payable — Pursuant to the clawback provisions of the loss share agreements for the Company’s FDIC-assisted acquisitions, the Company may be required to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement. The amount of the clawback provision for each acquisition is included in “accrued interest payable and other liabilities” in the accompanying consolidated balance sheet and is measured at fair value at the date of acquisition. It is calculated as the difference between management’s estimated losses on covered loans and covered ORE and the loss threshold contained in each loss share agreement, multiplied by the applicable clawback provisions contained in each loss share agreement. This clawback amount which is payable to the FDIC upon termination of the applicable loss share agreement is discounted back to net present value using a discount rate of 5.0%. To the extent that actual losses on covered loans and covered ORE are less than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will increase. To the extent that actual losses on covered loans and covered ORE are more than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will decrease.

Allowance for loan and lease losses (“ALLL”) — The ALLL is established through a provision for such losses charged against income. All or portions of loans or leases, excluding purchased loans and loans covered by FDIC loss share agreements, deemed to be uncollectible are charged against the ALLL when management believes that collectibility of all or some portion of outstanding principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the ALLL. For purchased loans and covered loans, decreases or increases in cash flows will result in a provision for loan and lease losses or a reversal of a previous provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield.

The ALLL is maintained at a level management believes will be adequate to absorb probable incurred losses in the loan and lease portfolio, excluding purchased loans and loans covered by FDIC loss share agreements. Provision to and the adequacy of the ALLL are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system, specific allowances and “stressed” markets allocations. The Company also utilizes a peer group analysis and an historical analysis to validate the overall adequacy of its ALLL. The subjective criteria take into consideration such factors as the nature, mix and volume of the portfolio, overall portfolio quality, review of specific problem loans and leases, national, regional and local business and economic conditions that may affect the borrowers’ or lessees’ ability to pay, the value of collateral securing the loans and leases and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. While a specific allowance has been calculated for impaired loans and leases and for loans and leases where the Company has otherwise determined a specific reserve is appropriate, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

The Company’s policy generally is to place a loan or lease, excluding loans covered by FDIC loss share agreements, on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. Nonaccrual loans or leases are generally returned to accrual status when principal and interest payments are less than 90 days past due and the Company reasonably expects to collect all principal and interest. The Company may continue to accrue interest on certain loans and leases contractually past due 90 days if such loans or leases are both well secured and in the process of collection. Loans and leases for which the terms have been modified and for which the borrower or lessee is experiencing financial difficulties are considered troubled debt restructurings and are included in impaired loans and leases.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease, excluding loans covered by FDIC loss share agreements, to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. Many of the Company’s nonaccrual loans or leases and all troubled loans or leases, excluding loans covered by FDIC loss share agreements, that have been restructured from their original contractual terms are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. Accordingly, impairment is generally measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is immediately charged off as a reduction of the allowance for loan and lease losses.

For certain loans and leases, excluding loans covered by FDIC loss share agreements, not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan if a default occurs, the Company evaluates such loans and leases to determine if a reserve is needed for these loans and leases. For the purpose of calculating the amount of such reserve, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for such reserve exceeds its net collateral value or its estimated discounted cash flows, such excess is considered allocated reserve for purposes of the determination of the allowance for loan and lease losses.

The Company also includes further allowance allocation for risk-rated and certain other loans, including commercial real estate loans and excluding loans covered by FDIC loss share agreements, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values, and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors.

The accrual of interest on loans and leases, excluding loans covered by FDIC loss share agreements, is discontinued when, in management’s opinion, the borrower or lessee may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment — Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Depreciable lives for the major classes of assets are generally 45 years for buildings and 3 to 25 years for furniture, fixtures, equipment and certain building improvements. Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the term of the lease. Accelerated depreciation methods are used for income tax purposes. Maintenance and repair charges are expensed as incurred.

Foreclosed and repossessed assets held for sale — Repossessed personal properties and real estate acquired through or in lieu of foreclosure, excluding covered ORE, are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated fair value net of estimated selling costs, if lower, until disposition. Gains and losses from the sale of repossessions, foreclosed assets and other real estate are recorded in non-interest income, and expenses to maintain the properties are included in non-interest expense.

Income taxes — The Company utilizes the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year or years in which the differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

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

The Company files consolidated tax returns. The Bank and the other consolidated entities provide for income taxes on a separate return basis and remit to the Company amounts determined to be currently payable. The Company recognizes interest related to income tax matters as interest income or expense, and penalties related to income tax matters are recognized as non-interest expense. The Company is no longer subject to income tax examinations by U.S. federal tax authorities for years prior to 2007.

Bank owned life insurance (“BOLI”) — BOLI consists of life insurance purchased by the Company on (i) a qualifying group of officers with the Company designated as owner and beneficiary of the policies and (ii) one of the Company’s executive officers with the Company designated as owner and both the Company and the executive officer designated as beneficiaries of the policies. The earnings on BOLI policies are used to offset a portion of employee benefit costs. BOLI is carried at the policies’ realizable cash surrender values with changes in cash surrender values and death benefits received in excess of cash surrender values reported in non-interest income.

Intangible assets — Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2010 and 2009. The Company performed its annual impairment test of goodwill as of September 30, 2010. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2010 and 2009, less accumulated amortization of $82,000 and $70,000 at December 31, 2010 and 2009, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 3 to 8 years. Core deposit intangibles totaled $5.1 million and $2.3 million at December 31, 2010 and 2009, respectively, less accumulated amortization of $2.6 million and $2.2 million at December 31, 2010 and 2009, respectively.

The aggregate amount of amortization expense for the Company’s core deposit and bank charter intangibles is expected to be $0.8 million in 2011; $0.7 million per year in 2012 and 2013; $0.3 million in 2014; and $0.1 million in 2015.

Earnings per common share — Earnings per common share are computed using the two-class method as the Company has determined that its outstanding non-vested stock awards granted under its restricted stock plan are participating securities. Under this method, basic earnings per share are computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share are computed by dividing reported earnings allocated to common stockholders by the weighted-average number of common shares outstanding after consideration of the dilutive effect, if any, of the Company’s common stock options and common stock warrant using the treasury stock method. On November 24, 2009 the Company repurchased its common stock warrant.

Stock-based compensation — The Company has an employee stock option plan, a non-employee director stock option plan and an employee restricted stock plan, which are described more fully in Note 15. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. For the years ended December 31, 2010, 2009 and 2008, the Company recognized $0.8 million, $0.7 million and $0.9 million, respectively, of non-interest expense for its stock-based compensation plans.

Segment disclosures — The Company operates in only one segment – community banking. Accordingly, there is no requirement to report segment information in the Company’s consolidated financial statements. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company’s revenues.

Recent accounting pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” ASU 2010-06 requires more robust disclosures about (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques and inputs used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Levels 1, 2, and 3. Among other things, ASU 2010-06 requires separate disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements as opposed to presenting such activity on a net basis. The new disclosures required by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about the roll forward of activity in Level 3 fair value measurements which are effective for interim and annual periods beginning after December 15, 2010. The provisions of ASU 2010-06, did not have a material impact on the Company’s financial position, results of operations or liquidity, but did require expansion of the Company’s disclosures about fair value measurements.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU 2010-20 requires disclosure of additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of the allowance for credit losses. Specifically, ASU 2010-20 requires entities to provide disclosures on a disaggregated basis, consisting of portfolio segment and class of financing receivable. A portfolio segment is defined by ASU 2010-20 as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Classes of financing receivables generally are a disaggregation of portfolio segments. ASU 2010-20 amends existing disclosures to require an entity to provide, on a disaggregated basis, (i) a rollforward schedule of the allowance for credit losses from the beginning to the end of the reporting period, with the ending balance further disaggregated on the basis of impairment method, (ii) the recorded investment in financing receivables for each disaggregated ending balance, (iii) the nonaccrual status of financing receivables by class, and (iv) impaired financing receivables by class. Additionally, ASU 2010-20 required additional disclosures, including (i) credit quality indicators of financing receivables by class, (ii) aging of past due financing receivables by class, (iii) nature and extent of troubled debt restructurings (“TDRs”) by class and their effect on the allowance for credit losses, (iv) nature and extent of financing receivables by class modified as TDRs within the previous 12 months that defaulted during the reporting period and their effect on the allowance, and (v) significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segment. Disclosure pertaining to end of period balances are required for interim and annual reporting periods ending after December 15, 2010 (i.e. beginning December 31, 2010 for calendar year companies). Disclosures pertaining to activity that occurs during the reporting period are required for interim and annual reporting periods beginning on or after December 15, 2010. On January 4, 2011, the FASB deferred the provisions of ASU 2010-20 regarding TDRs pending further guidance. ASU 2010-20 did not have a material impact on the Company’s financial position, results of operations or liquidity, but did require expansion of its disclosures about credit quality and the allowance for loan and lease losses.

Reclassifications — Certain reclassifications of 2009 and 2008 amounts have been made to conform with the 2010 financial statements presentation. These reclassifications had no impact on prior years’ net income, as previously reported.

2. Acquisitions

On March 26, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Unity National Bank (“Unity”) with five offices in Georgia, including two in Cartersville and one each in Rome, Adairsville and Calhoun.

On July 16, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Woodlands Bank (“Woodlands”) with eight offices, including two in South Carolina, two in North Carolina, one in Georgia and three in Alabama. On October 26, 2010, the Company closed four of the Woodlands offices, and in December 2010 the Company relocated two offices. The Company also renegotiated the leases on the remaining two offices. As a result at December 31, 2010, the Company operated one office each in Bluffton, South Carolina; Wilmington, North Carolina; Savannah, Georgia; and Mobile, Alabama.

On September 10, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Horizon Bank (“Horizon”) with four offices in Florida, including two in Bradenton and one each in Palmetto and Brandon. On December 23, 2010, the Company closed the office in Brandon, Florida.

On December 17, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Chestatee State Bank (“Chestatee”) with four offices in Georgia, including two in Dawsonville and one each in Cumming and Marble Hill.

A summary, at fair value, of the assets acquired and liabilities assumed in the Unity, Woodlands, Horizon and Chestatee transactions, as of the acquisition dates, is as follows:

	Unity	Woodlands	Horizon	Chestatee
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$45,401	$13,447	$11,775	$21,964
Investment securities AFS	5,580	84,492	5,105	7,157
Loans not covered by loss share agreements	—	1,113	892	3,576
Covered assets:
Loans	134,452	187,933	93,003	116,808
Other real estate owned	8,859	5,029	3,683	13,406
FDIC loss share receivable	44,147	54,827	29,089	42,072
Core deposit intangible	1,657	200	396	550
Other assets	183	1,145	1,981	1,101

Total assets acquired	240,279	348,186	145,924	206,634

Liabilities assumed:
Deposits	220,806	344,723	152,387	234,468
FHLB-Atlanta advances	24,078	10,142	19,251	—
FDIC clawback payable	1,566	3,030	1,461	1,091
Other liabilities	492	193	562	640

Total liabilities assumed	246,942	358,088	173,661	236,199

Net assets acquired at fair value	(6,663)	(9,902)	(27,737)	(29,565)
Cash reveived from FDIC	16,700	24,260	29,502	38,424

Pre-tax gains on FDIC-assisted transactions	$10,037	$14,358	$1,765	$8,859

The acquisition date fair values of acquired assets and assumed liabilities for each of the Company’s FDIC-assisted transactions may be revised for up to 12 months following the date of acquisition.

The Company’s results of operations for 2010 include the operating results of the acquired assets and assumed liabilities from the dates of acquisition through December 31, 2010. Due to the significant fair value adjustments and the nature of the loss share agreements with the FDIC, the Company believes pro forma information that would include historical results of each of these acquisitions is not relevant. Accordingly, no pro forma financial information is included in these consolidated financial statements.

In conjunction with each of these acquisitions, the Bank entered into loss share agreements with the FDIC such that the Bank and the FDIC will share in the losses on assets covered under the loss share agreements. Pursuant to the terms of the loss share agreements for the Unity acquisition, on losses up to $65.0 million, the FDIC will reimburse the Bank for 80% of losses. On losses exceeding $65.0 million, the FDIC will reimburse the Bank for 95% of losses. Under the terms of the loss share agreements for the Woodlands acquisition, the FDIC will reimburse the Bank for 80% of losses. Pursuant to the terms of the loss share agreements for the Horizon acquisition, the FDIC will reimburse the Bank on single family residential loans and related foreclosed real estate for (i) 80% of losses up to $11.8 million, (ii) 30% of losses between $11.8 million and $17.9 million and (iii) 80% of losses in excess of $17.9 million. For non-single family residential loans and related foreclosed real estate, the FDIC will reimburse the Bank for (i) 80% of losses up to $32.3 million, (ii) 0% of losses between $32.3 million and $42.8 million and (iii) 80% of losses in excess of $42.8 million. Under the terms of the loss share agreements for the Chestatee acquisition, the FDIC will reimburse the Bank for 80% of losses.

The loss share agreements applicable to single family residential mortgage loans and related foreclosed real estate provide for FDIC loss sharing and the Bank’s reimbursement to the FDIC for recoveries of covered losses for ten years from the date on which each applicable loss share agreement was entered. The loss share agreements applicable to commercial loans and related foreclosed real estate provide for FDIC loss sharing for five years from the date on which each applicable loss share agreement was entered and the Bank’s reimbursement to the FDIC for recoveries of covered losses for an additional three years thereafter.

To the extent that actual losses incurred by the Bank are less than (i) $65 million on the Unity assets covered under the loss share agreements, (ii) $107 million on the Woodlands assets covered under the loss share agreements, (iii) $60 million on the Horizon assets covered under the loss share agreements and (iv) $66 million on the Chestatee assets covered under the loss share agreements, the Bank may be required to reimburse the FDIC under the clawback provisions of the loss share agreements.

The terms of the purchase and assumption agreements for the Unity, Woodlands, Horizon and Chestatee acquisitions provide for the FDIC to indemnify the Bank against certain claims, including claims with respect to assets, liabilities or any affiliate not acquired or otherwise assumed by the Bank and with respect to claims based on any action by Unity’s, Woodland’s, Horizon’s or Chestatee’s directors, officers or employees.

3. Covered Assets and FDIC Clawback Payable

The covered loans and covered ORE from the Company’s four FDIC-assisted acquisitions, along with the related FDIC loss share receivable, are reported as “covered assets” in the accompanying consolidated financial statements. A summary of the covered assets and the FDIC clawback payable is as follows:

December 31, 2010
(Dollars in thousands)
Covered loans	$497,545
Covered ORE	31,145
FDIC loss share receivable	153,111

Total covered assets	$681,801

FDIC clawback payable	$7,286

The following table presents a summary, by acquisition, of covered loans acquired during 2010 as of the dates of acquisition and changes in such balances during 2010.

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
At acquisition date:
Contractually required principal and interest	$208,410	$315,103	$179,441	$181,523	$884,477
Nonaccretable differences	(53,793)	(82,375)	(52,388)	(42,665)	(231,221)

Cash flows expected to be collected	154,617	232,728	127,053	138,858	653,256
Accretable difference	(20,165)	(44,795)	(34,050)	(22,050)	(121,060)

Fair value	134,452	187,933	93,003	116,808	532,196
Activity in 2010:
Accretion	7,436	7,144	2,222	339	17,141
Transfers to covered ORE	(2,755)	(2,599)	—	—	(5,354)
Payments received	(23,786)	(15,356)	(6,339)	(669)	(46,150)
Other activity, net	(364)	53	23	—	(288)

Total carrying value of covered loans at December 31, 2010	$114,983	$177,175	$88,909	$116,478	$497,545

The following table presents a summary, by acquisition, of the carrying value and type of covered loans at December 31, 2010.

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$32,699	$50,411	$32,351	$17,772	$133,233
Non-farm/non-residential	53,119	61,848	39,378	60,173	214,518
Construction/land development	12,435	56,734	9,476	30,509	109,154
Agricultural	7,980	69	999	649	9,697
Multifamily residential	3,970	4,298	2,194	307	10,769

Total real estate	110,203	173,360	84,398	109,410	477,371
Commercial and industrial	3,479	3,812	3,360	6,995	17,646
Consumer	1,301	—	—	—	1,301
Agricultural (non-real estate)	—	—	—	73	73
Other	—	3	1,151	—	1,154

Total covered loans	$114,983	$177,175	$88,909	$116,478	$497,545

The following table presents a summary, by acquisition, of changes in the accretable yield on covered loans during 2010.

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
Accretable yield at date of acquisition	$20,165	$44,795	$34,050	$22,050	$121,060
Accretion	(7,436)	(7,144)	(2,222)	(339)	(17,141)
Other activity, net	(1,593)	(366)	(858)	—	(2,817)

Balance at December 31, 2010	$11,136	$37,285	$30,970	$21,711	$101,102

The following table presents a summary, by acquisition, of covered ORE and activity within covered ORE during 2010.

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
At acquisition date:
Balance on acquired bank’s books	$20,258	$12,258	$8,391	$31,647	$72,554
Total expected losses	(9,265)	(5,897)	(3,678)	(15,960)	(34,800)
Discount for net present value of expected cash flows	(2,134)	(1,332)	(1,030)	(2,281)	(6,777)

Fair value	8,859	5,029	3,683	13,406	30,977
Activity in 2010:
Loans transferred to covered ORE	2,755	2,599	—	—	5,354
Sales of covered ORE	(3,554)	(1,632)	—	—	(5,186)

Covered ORE at December 31, 2010	$8,060	$5,996	$3,683	$13,406	$31,145

The following table presents a summary, by acquisition, of the carrying value and type of covered ORE at December 31, 2010.

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$1,558	$1,620	$1,742	$5,704	$10,624
Non-farm/non-residential	1,010	274	1,516	955	3,755
Construction/land development	5,092	4,102	425	6,747	16,366

Total real estate	7,660	5,996	3,683	13,406	30,745
Commercial and industrial	400	—	—	—	400

Total covered ORE	$8,060	$5,996	$3,683	$13,406	$31,145

The following table presents a summary, by acquisition, of the FDIC loss share receivable and the changes in receivable balance during 2010.

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
At acquisition date:
Expected principal loss on covered assets:
Covered loans	$51,590	$71,765	$40,537	$41,996	$205,888
Covered ORE	9,265	5,897	3,678	15,960	34,800

Total expected principal losses	60,855	77,662	44,215	57,956	240,688
Estimated loss sharing percentage	80%	80%	80%	80%	80%

Estimated recovery from FDIC loss share agreements	48,684	62,130	35,372	46,365	192,551
Discount for net present value on FDIC loss share receivable	(4,537)	(7,303)	(6,283)	(4,293)	(22,416)

Net present value of FDIC loss share receivable	44,147	54,827	29,089	42,072	170,135
Activity in 2010:
Accretion income	1,229	1,007	331	—	2,567
Cash received from FDIC	(15,308)	(4,802)	—	—	(20,110)
Other activity, net	1,052	(295)	(238)	—	519

FDIC loss share receivable, at estimated net present value, at December 31, 2010	$31,120	$50,737	$29,182	$42,072	$153,111

The following table presents a summary, by acquisition, of the FDIC clawback payable and changes in the payable during 2010.

	Unity	Woodlands	Horizon	Chestatee	Total
	(Dollars in thousands)
At acquisition date:
Estimated FDIC clawback payable	$2,612	$4,935	$2,380	$1,778	$11,705
Discount for net present value on FDIC clawback payable	(1,046)	(1,905)	(919)	(687)	(4,557)

Net present value of FDIC clawback payable	1,566	3,030	1,461	1,091	7,148
Activity in 2010:
Accretion expense	63	63	12	—	138

FDIC clawback payable, at estimated net present value, at December 31, 2010	$1,629	$3,093	$1,473	$1,091	$7,286

4. Investment Securities

The following table is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS. The Company’s holdings of “other equity securities” include FHLB-Dallas, FHLB-Atlanta and FNBB shares which do not have readily available fair values and are carried at cost.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
December 31, 2010:
Obligations of states and political subdivisions	$378,822	$6,431	$(6,706)	$378,547
U.S. Government agency residential mortgage-backed securities	1,269	—	—	1,269
Other equity securities	18,882	—	—	18,882

Total investment securities AFS	$398,973	$6,431	$(6,706)	$398,698

December 31, 2009:
Obligations of states and political subdivisions	$385,581	$10,517	$(2,211)	$393,887
U.S. Government agency residential mortgage-backed securities	93,159	1,351	—	94,510
Corporate obligations	1,596	269	—	1,865
Collateralized debt obligation	100	—	—	100
Other equity securities	16,316	—	—	16,316

Total investment securities AFS	$496,752	$12,137	$(2,211)	$506,678

The following table shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)
December 31, 2010:
Obligations of states and political subdivisions	$174,356	$6,153	$5,387	$553	$179,743	$6,706

Total temporarily impaired investment securities	$174,356	$6,153	$5,387	$553	$179,743	$6,706

December 31, 2009:
Obligations of states and political subdivisions	$90,010	$1,453	$32,967	$758	$122,977	$2,211

Total temporarily impaired investment securities	$90,010	$1,453	$32,967	$758	$122,977	$2,211

At December 31, 2009, the Company’s investment securities portfolio included one security categorized as a collateralized debt obligation (“CDO”). During 2009 the Company no longer expected to hold this security until maturity or until such time as fair value recovered to or above cost. As a result, the Company recorded a $0.9 million charge during 2009 to reduce the carrying value of this security to $0.1 million. This CDO was sold during 2010.

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment for the investment securities portfolio, management considers the credit quality of the issuer, the nature and cause of the unrealized loss, the severity and duration of the impairments and other factors. At December 31, 2010 and 2009, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature. The Company does not have the intent to sell these investment securities and more likely than not would not be required to sell these investment securities before fair value recovers to amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2010 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)

Due in one year or less	$4,773	$4,808
Due after one year to five years	17,635	17,893
Due after five years to ten years	21,134	21,592
Due after ten years	355,431	354,405

Total	$398,973	$398,698

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except (i) FHLB-Dallas, FHLB-Atlanta and FNBB stock with no contractual maturity date are shown in the longest maturity category and (ii) U.S. Government agency residential mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2010. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities and other-than-temporary impairment charges of the Company’s investment securities AFS are summarized as follows:

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Sales proceeds	$255,232	$528,542	$13,588

Gross realized gains	$5,030	$30,802	$360
Gross realized losses	(486)	(2,920)	(777)
Other-than-temporary impairment charges	—	(900)	(3,016)

Net gains (losses) on investment securities	$4,544	$26,982	$(3,433)

Investment securities with carrying values of $345.3 million and $344.6 million at December 31, 2010 and 2009, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

At December 31, 2010, there were no holdings of investment securities of any one issuer in an amount greater than 10% of stockholders’ equity.

5. Loans and Leases

The following table is a summary of the loan and lease portfolio, excluding loans covered by FDIC loss share agreements, by principal category.

	December 31,
	2010	2009
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$266,014	$282,733
Non-farm/non-residential	678,465	606,880
Construction/land development	496,737	600,342
Agricultural	81,736	86,237
Multifamily residential	103,875	55,860
Commercial and industrial	120,038	150,208
Consumer	54,401	63,561
Direct financing leases	42,754	40,353
Agricultural (non-real estate)	9,962	15,509
Other	2,447	2,421

Total loans and leases	$1,856,429	$1,904,104

The above table includes deferred costs, net of deferred fees, that totaled $1.6 million at both December 31, 2010 and 2009, respectively.

Loans and leases on which the accrual of interest has been discontinued aggregated $13.9 million and $23.6 million at December 31, 2010 and 2009, respectively. Interest income recorded during 2010, 2009 and 2008 for nonaccrual loans and leases at December 31, 2010, 2009 and 2008 was $0.1 million, $1.3 million and $0.6 million, respectively. Under the original terms, these loans and leases would have reported $1.1 million, $2.5 million and $1.1 million of interest income during 2010, 2009 and 2008, respectively.

The Company’s direct financing leases include estimated residual values of $0.5 million at December 31, 2010 and $0.8 million at December 31, 2009, and are presented net of unearned income totaling $5.9 million and $5.3 million at December 31, 2010 and 2009, respectively.

6. Allowance for Loan and Lease Losses (“ALLL”)

The following table is a summary of activity within the ALLL.

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Balance - beginning of year	$39,619	$29,512	$19,557
Loans and leases charged off	(16,764)	(35,885)	(9,631)
Recoveries of loans and leases previously charged off	1,375	1,192	561

Net loans and leases charged off	(15,389)	(34,693)	(9,070)
Provision charged to operating expense	16,000	44,800	19,025

Balance - end of year	$40,230	$39,619	$29,512

The following table is a summary of the Company’s ALLL and recorded investment in loans and leases, excluding loans covered by FDIC loss share agreements, for the year ended December 31, 2010. At December 31, 2010, the Company had no ALLL allocated to covered loans.

	Real Estate
	Residential 1-4 Family	Non-farm/ Non-residential	Construction/ land development	Agricultural	Multi- family Residential	Commercial and Industrial	Consumer	Direct Financing Leases	Other	Unallocated	Total
	(Dollars in thousands)
Allowance for loan and lease losses:
Beginning balance	$3,600	$6,574	$11,585	$750	$710	$3,587	$2,599	$1,560	$289	$8,365	$39,619
Charge-offs	(872)	(1,702)	(4,037)	(301)	(133)	(6,937)	(1,196)	(478)	(1,108)	—	(16,764)
Recoveries	99	87	253	45	1	656	212	20	2	—	1,375
Provisions	172	3,354	2,764	2,075	742	6,836	436	624	1,085	(2,021)	16,000

Ending balance	$2,999	$8,313	$10,565	$2,569	$1,320	$4,142	$2,051	$1,726	$201	$6,344	$40,230

Ending balance:
ALLL for individually evaluated impaired loans and leases	$33	$71	$508	$403	$—	$928	$33	$—	$44	$—	$2,020
Ending balance:
ALLL for all other loans and leases	2,966	8,242	10,057	2,166	1,320	3,214	2,108	1,726	157	6,344	38,210

Ending balance	$2,999	$8,313	$10,565	$2,569	$1,320	$4,142	$2,051	$1,726	$201	$6,344	$40,230

Loans and leases:
Ending balance:
individually evaluated impaired loans and leases	$945	$3,096	$4,086	$2,456	$—	$947	$182	$—	$115	$—	$11,827
Ending balance:
all other loans and leases	265,069	675,369	492,651	79,280	103,055	119,091	54,219	42,754	12,294	—	1,844,602

Ending balance	$266,014	$678,465	$496,737	$81,736	$103,875	$120,038	$54,401	$42,754	$12,409	$—	$1,856,429

The following table is a summary of credit quality indicators for the Company’s loans and leases, excluding loans covered by FDIC loss share agreements, as of December 31, 2010.

	Real Estate
	Residential 1-4 Family	Non-farm/ Non-residential	Construction/ land development	Agricultural	Multi- family Residential	Commercial and Industrial	Consumer	Direct Financing Leases	Other	Total
	(Dollars in thousands)
Satisfactory	$—	$504,923	$258,933	$58,873	$90,700	$79,926	$—	$38,666	$9,484	$1,041,511
Fair	—	122,883	201,038	10,489	8,579	34,274	—	3,328	1,836	382,427
Watch	—	32,476	21,135	3,609	3,699	1,659	—	676	157	63,411
Substandard	—	18,183	15,631	8,759	897	4,179	—	84	242	47,975

Total risk-rated loans and leases	—	678,465	496,737	81,736	103,875	120,038	—	42,754	11,719	1,535,324
Loans and leases not risk rated	266,014	—	—	—	—	—	54,401	—	690	321,105

Total loans and leases	$266,014	$678,465	$496,737	$81,736	$103,875	$120,038	$54,401	$42,754	$12,409	$1,856,429

The following categories of credit quality indicators are used by the Company.

Satisfactory — Loans and leases in this category are considered to be a satisfactory credit risk and are generally considered to be collectable in full.

Fair — Loans and leases in this category are considered to be a marginally satisfactory credit risk and are generally considered to be collectable in full.

Watch — Loans and leases in this category are presently protected from apparent loss, however weaknesses exist which could cause future impairment of repayment of principal or interest.

Substandard — Loans and leases in this category are characterized by deterioration in quality exhibited by a number of weaknesses requiring corrective action and posing risk of some loss.

The following table is a summary of impaired loans and leases, excluding loans covered by FDIC loss share agreements, as of and for the year ended December 31, 2010.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
	(Dollars in thousands)

Real estate:
Residential 1-4 family	$945	$1,156	$33	$1,790
Non-farm/non-residential	3,096	4,135	71	4,788
Construction/land development	4,086	7,974	508	4,457
Agricultural	2,456	2,728	403	2,141
Multifamily residential	—	133	—	—
Commercial and industrial	947	2,254	928	1,871
Consumer	182	268	33	248
Other	115	410	44	157

Total	$11,827	$19,058	$2,020	$15,452

The following table is an aging analysis of past due loans and leases, excluding loans covered by FDIC loss share agreements, at December 31, 2010.

	30-89 Days Past Due(1)	Greater than 90 Days(2)	Total Past Due	Current(3)	Total Loans and Leases
	(Dollars in thousands)

Real estate:
Residential 1-4 family	$3,809	$726	$4,535	$261,479	$266,014
Non-farm/non-residential	6,261	3,337	9,598	668,867	678,465
Construction/land development	11,104	4,249	15,353	481,384	496,737
Agricultural	956	2,108	3,064	78,672	81,736
Multifamily residential	881	—	881	102,994	103,875
Commercial and industrial	1,639	881	2,520	117,518	120,038
Consumer	1,187	146	1,333	53,068	54,401
Direct financing leases	—	84	84	42,670	42,754
Other	201	—	201	12,208	12,409

Total	$26,038	$11,531	$37,569	$1,818,860	$1,856,429

(1)	Includes $1.2 million of loans and leases, excluding loans covered by FDIC loss share agreements, on nonaccrual status at December 31, 2010.
(2)	All loans and leases greater than 90 days past due, excluding loans covered by FDIC loss share agreements, were on nonaccrual status at December 31, 2010.
(3)	Includes $1.3 million of loans and leases, excluding loans covered by FDIC loss share agreements, on nonaccrual status at December 31, 2010.

7. Foreclosed and Repossessed Assets Held For Sale

The following table is a summary of activity within foreclosed and repossessed assets held for sale, excluding assets covered by FDIC loss share agreements, for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Balance - beginning of year	$61,148	$10,758	$3,112
Loans transferred into foreclosed and repossessed assets held for sale	17,095	74,122	17,259
Sales of foreclosed and repossessed assets	(27,152)	(19,723)	(8,571)
Write downs of foreclosed and repossessed assets held for sale	(8,960)	(4,009)	(1,042)
Foreclosed and repossessed assets acquired in acquisitions - not covered by loss share agreements	85	—	—

Balance - end of year	$42,216	$61,148	$10,758

The amount and type of foreclosed and repossessed assets held for sale, excluding assets covered by loss share agreements, are as follows:

	December 31,
	2010	2009
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$4,018	$4,374
Non-farm/non-residential	3,866	4,544
Construction/land development	33,701	41,490
Agricultural	459	—
Multifamily residential	—	10,470

Total real estate	42,044	60,888
Commercial and industrial	87	220
Consumer	85	40

Total foreclosed and repossessed assets held for sale	$42,216	$61,148

8. Premises and Equipment

The following table is a summary of premises and equipment.

	December 31,
	2010	2009
	(Dollars in thousands)
Land	$60,148	$54,760
Construction in progress	3,069	5,827
Buildings and improvements	105,741	92,278
Leasehold improvements	5,080	5,004
Equipment	26,114	23,752

Gross premises and equipment	200,152	181,621
Accumulated depreciation	(29,655)	(25,417)

Premises and equipment, net	$170,497	$156,204

The Company capitalized $0.1 million, $0.4 million and $1.1 million of interest on construction projects during the years ended December 31, 2010, 2009 and 2008, respectively.

Included in occupancy expense is rent of $1.1 million, $0.5 million and $0.6 million incurred under noncancelable operating leases in 2010, 2009 and 2008, respectively, for leases of real estate, buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under noncancelable operating leases at December 31, 2010 are as follows: $1.0 million in 2011, $1.0 million in 2012, $0.9 million in 2013, $0.7 million in 2014, $0.6 million in 2015 and $1.8 million thereafter. Rental income recognized during 2010, 2009 and 2008 for leases of buildings and premises and for equipment leased under operating leases was $1.1 million, $0.5 million and $0.6 million, respectively.

9. Deposits

The following table is a summary of the scheduled maturities of all time deposits.

	December 31,
	2010	2009
	(Dollars in thousands)
Up to one year	$905,818	$832,905
Over one to two years	29,352	41,328
Over two to three years	3,819	2,521
Over three to four years	3,159	338
Over four to five years	880	111
Thereafter	82	73

Total time deposits	$943,110	$877,276

The aggregate amount of time deposits with a minimum denomination of $100,000 was $483.9 million and $540.2 million at December 31, 2010 and 2009, respectively.

10. Borrowings

Short-term borrowings with original maturities less than one year include FHLB-Dallas advances, Federal Reserve Bank (“FRB”) borrowings, treasury, tax and loan note accounts and federal funds purchased. The following table is a summary of information relating to these short-term borrowings.

	December 31,
	2010	2009
	(Dollars in thousands)

Average annual balance	$14,465	$44,028
December 31 balance	1,299	1,742
Maximum month-end balance during year	36,353	108,690
Interest rate:
Weighted-average - year	0.37%	0.37%
Weighted-average - December 31	0.00	0.00

At December 31, 2010 and 2009, respectively, the Company had fixed rate FHLB-Dallas advances with original maturities exceeding one year of $280.8 million and $340.8 million. These fixed rate advances bear interest at rates ranging from 1.34% to 5.12% at December 31, 2010, are collateralized by a blanket lien on a substantial portion of the Company’s real estate loans and are subject to prepayment penalties if repaid prior to maturity date. At December 31, 2010, the Bank had $610 million of unused FHLB-Dallas borrowing availability.

At December 31, 2010, aggregate annual maturities and weighted-average rates of FHLB-Dallas advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted-Average Interest Rate
	(Dollars in thousands)

2011	$44	3.81%
2012	33	3.40
2013	31	3.22
2014	32	3.24
2015	33	3.27
Thereafter	280,667	3.80

Total	$280,840	3.80

Included in the above table are $280.0 million of FHLB-Dallas advances that contain quarterly call features and are callable as follows:

	Amount	Weighted-Average Interest Rate	Maturity
	(Dollars in thousands)

Callable quarterly	$260,000	3.90%	2017
Callable quarterly	20,000	2.53	2018

Total	$280,000	3.80

11. Subordinated Debentures

At December 31, 2010 the Company had the following issues of trust preferred securities outstanding and subordinated debentures owed to the Trusts.

	Subordinated Debentures Owed to Trust	Trust Preferred Securities of the Trust	Interest Rate at December 31, 2010	Final Maturity Date
	(Dollars in thousands)
Ozark III	$14,434	$14,000	3.24%	September 25, 2033
Ozark II	14,433	14,000	3.20	September 29, 2033
Ozark IV	15,464	15,000	2.50	September 28, 2034
Ozark V	20,619	20,000	1.90	December 15, 2036

Total	$64,950	$63,000

On September 25, 2003, Ozark III sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities, and on September 29, 2003, Ozark II sold to investors in a private placement offering $14 million of adjustable rate trust preferred securities (collectively, “2003 Securities”). The 2003 Securities bear interest, adjustable quarterly, at 90-day London Interbank Offered Rate (“LIBOR”) plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II. The aggregate proceeds of $28 million from the 2003 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 2.95% for Ozark III and 90-day LIBOR plus 2.90% for Ozark II (collectively,“2003 Debentures”).

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

At both December 31, 2010 and 2009, the Company had an aggregate of $64.9 million of subordinated debentures outstanding and had an asset of $1.9 million representing its investment in the common equity issued by the Trusts. At both December 31, 2010 and 2009, the sole assets of the Trusts are the respective adjustable rate debentures and the liabilities of the respective Trusts are the 2003 Securities, the 2004 Securities and the 2006 Securities. The Trusts had aggregate common equity of $1.9 million and did not have any restricted net assets at both December 31, 2010 and 2009. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

These securities generally mature at or near the 30th anniversary date of each issuance. However, these securities and debentures may be prepaid at par, subject to regulatory approval, prior to maturity at any time on or after September 25 and 29, 2008 for the two issues of 2003 Securities and 2003 Debentures; on or after September 28, 2009 for the 2004 Securities and 2004 Debentures; and on or after December 15, 2011 for the 2006 Securities and 2006 Debentures, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements.

12. Income Taxes

The following table is a summary of the components of the provision (benefit) for income taxes.

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Current:
Federal	$15,696	$12,151	$13,400
State	2,723	2,414	2,672

Total current	18,419	14,565	16,072

Deferred:
Federal	6,895	(1,308)	(5,161)
State	1,300	(398)	(985)

Total deferred	8,195	(1,706)	(6,146)

Provision for income taxes	$26,614	$12,859	$9,926

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	2.9	2.3	2.5
Effect of non-taxable interest income	(7.2)	(12.0)	(10.8)
Effect of BOLI and other non-taxable income	(0.8)	(2.0)	(3.4)
Other, net	(0.5)	(0.3)	(1.1)

Effective income tax rate	29.4%	23.0%	22.2%

Income tax benefits from the exercise of stock options in the amount of $0.5 million, $0.1 million and $0.3 million in 2010, 2009 and 2008, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2010 and 2009, income taxes refundable of $0.7 million and $2.9 million, respectively, were included in other assets.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2010	2009
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$14,734	$14,756
Stock-based compensation	1,224	1,395
Deferred compensation	1,256	704
Other real estate owned	3,171	980
Investment securities AFS	108	—

Gross deferred tax assets	20,493	17,835

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	7,894	7,577
Investment securities AFS	—	3,612
FHLB stock dividends	281	363
Deferred gains on FDIC-assisted acquisitions	9,546	—
Other, net	1,127	548

Gross deferred tax liabilities	18,848	12,100

Net deferred tax assets	$1,645	$5,735

13. Preferred Stock

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

14. Employee Benefit Plans

The Company maintains a qualified retirement plan (the “401(k) Plan”) with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the “Code”). The 401(k) Plan permits employees of the Company to defer a portion of their compensation in accordance with the provisions of Section 401(k) of the Code. Matching contributions may be made in amounts and at times determined by the Company. Certain other statutory limitations with respect to the Company’s contribution under the 401(k) Plan also apply. Amounts contributed by the Company for a participant vest over six years and are held in trust until distributed pursuant to the terms of the 401(k) Plan.

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2010, 2009 and 2008 of $0.6 million, $0.5 million and $0.4 million, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the “Plan”). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company’s executive officers, was adopted by the Company’s board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2010, 2009 and 2008 totaled $117,000, $117,000 and $104,000, respectively. At December 31, 2010 and 2009, the Company had Plan assets, along with an equal amount of liabilities, totaling $3.1 million and $2.4 million, respectively, recorded on the accompanying consolidated balance sheet.

Effective May 4, 2010, the Company established a Supplemental Executive Retirement Plan (“SERP”) and certain other benefit arrangements for its Chairman and Chief Executive Officer. Pursuant to the SERP, this officer is entitled to receive 180 equal monthly payments of $32,197, or $386,360 annually, commencing at the later of obtaining age 70 or separation from service. If separation from service occurs prior to age 70, such benefit will be at a reduced amount. The costs of such benefits, assuming a retirement date at age 70, will be fully accrued by the Company over the next 14 years. During 2010 the Company accrued $89,000 (none in 2009 and 2008) for future benefits payable under the SERP. The SERP is an unfunded plan and is considered a general contractual obligation of the Company.

15. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest reported asked price and the lowest reported bid price, on the date of the grant. While the vesting period and the termination date for the employee plan options are determined when options are granted, all such employee options outstanding at December 31, 2010 were issued with a vesting period of three years and expire seven years after issuance. At December 31, 2010 there were 504,200 shares available for future grants under this plan.

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

The following table summarizes stock option activity for the year ended December 31, 2010.

	Options	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2010	562,750	$28.34
Granted	110,900	37.70
Exercised	(113,800)	24.82
Forfeited	(33,050)	29.58

Outstanding - December 31, 2010	526,800	$31.05	4.4	$6,480	(1)

Fully vested and exercisable at December 31, 2010	282,250	$31.37	3.2	$3,382	(1)

Expected to vest in future periods	212,198

Fully vested and expected to vest - December 31, 2010(2)	494,448	$31.04	4.3	$6,086	(1)

(1)	Based on closing price of $43.35 per share on December 31, 2010.
(2)	At December 31, 2010 the Company estimates that options to purchase 32,352 shares of the Company’s common stock will not vest and will be forfeited prior to their vesting date.

Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. The total intrinsic value of options exercised during 2010, 2009 and 2008 was $1.4 million, $0.3 million and $1.0 million, respectively.

Options to purchase 110,900 shares, 77,600 shares and 117,950 shares, respectively, were granted during 2010, 2009 and 2008 with a weighted-average grant date fair value of $11.38, $7.09 and $7.33, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent stock price of the Company’s common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company’s common stock. The expected life of the options is calculated based on the “simplified” method as provided for under Staff Accounting Bulletin No. 110.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

	2010	2009	2008
Risk-free interest rate	1.22%	2.32%	2.61%
Expected dividend yield	1.69%	2.13%	1.88%
Expected stock volatility	39.0%	37.0%	32.8%
Expected life (years)	5.0	5.0	5.0

The total fair value of options to purchase shares of the Company’s common stock that vested during 2010, 2009 and 2008 was $0.7 million, $0.9 million and $1.1 million, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $1.2 million at December 31, 2010 and is expected to be recognized over a weighted-average period of 2.5 years.

Effective April 21, 2009, the Company’s stockholders voted to approve the Company’s restricted stock plan permitting issuance of up to 200,000 shares of restricted stock or restricted stock units. All officers and employees of the Company are eligible to receive awards under the restricted stock plan. The benefits or amounts that may be received by or allocated to any particular officer or employee of the Company under the restricted stock plan will be determined in the sole discretion of the Company’s board of directors or its personnel and compensation committee. Shares of common stock issued under the restricted stock plan may be shares of original issuance, shares held in treasury or shares that have been reacquired by the Company. At December 31, 2010 there were 146,100 shares available for future grants under this plan.

The following table summarizes non-vested restricted stock activity for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009
Balance - beginning of year	18,600	—
Granted	37,300	18,600
Forfeited	(2,000)	—
Earned and issued	—	—

Balance - end of year	53,900	18,600

The fair value of the restricted stock awards is amortized to compensation expense over the vesting period (generally three years) and is based on the market price of the Company’s common stock at the date of grant multiplied by the number of shares granted that are expected to vest. The weighted-average grant date fair value of restricted stock granted during 2010 and 2009 was $1.4 million, or $37.67 per share, and $0.5 million, or $24.44 per share, respectively. Stock-based compensation expense for restricted stock included in non-interest expense was $0.2 million and $24,000 for 2010 and 2009, respectively. Unrecognized compensation expense for nonvested restricted stock awards was $1.5 million at December 31, 2010 and is expected to be recognized over 2.7 years.

16. Commitments and Contingencies

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

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $165.7 million and $191.0 million at December 31, 2010 and 2009, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The terms of the letters of credit are generally for a period of one year. The maximum amount of future payments the Company could be required to make under these letters of credit at December 31, 2010 and 2009 is $6.0 million and $9.5 million, respectively. The Company holds collateral to support letters of credit when deemed necessary. The total of collateralized commitments at December 31, 2010 and 2009 was $5.5 million and $8.0 million, respectively.

17. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). The following table is a summary of activity of loans to related parties for the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Balance - beginning of year	$8,174	$4,434	$17,785
New loans and advances	9,258	5,546	955
Repayments	(13,648)	(1,793)	(5,391)
Change in composition of related parties	(410)	(13)	(8,915)

Balance - end of year	$3,374	$8,174	$4,434

Wiring and cabling installation for certain of the Company’s facilities were performed by an entity whose ownership includes a member of the Company’s board of directors. Total payments to this entity were $68,000 in 2010, $119,000 in 2009, $224,000 in 2008 for such installation contract work. This entity was awarded each of these contracts as a result of it being the low bidder in a competitive bid process.

18. Regulatory Matters

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about component risk weightings and other factors.

Federal and state regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (Tier 1 leverage ratio) of at least 3.0%. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, qualifying minority interest and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2010 and 2009 the Company’s and the Bank’s Tier 1 and total capital ratios and their Tier 1 leverage ratios exceeded minimum requirements.

The actual and required regulatory capital amounts and ratios of the Company and the Bank at December 31, 2010 and 2009 are as follows:

			Required
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2010:
Total capital (to risk-weighted assets):
Company	$404,838	17.39%	$186,260	8.00%	$232,825	10.00%
Bank	387,949	16.75	185,334	8.00	231,668	10.00
Tier 1 capital (to risk-weighted assets):
Company	375,597	16.13	93,131	4.00	139,695	6.00
Bank	358,852	15.49	92,667	4.00	139,001	6.00
Tier 1 leverage (to average assets):
Company	375,597	11.88	94,814	3.00	158,023	5.00
Bank	358,852	11.40	94,437	3.00	157,395	5.00

December 31, 2009:
Total capital (to risk-weighted assets):
Company	$349,649	15.03%	$186,095	8.00%	$232,619	10.00%
Bank	328,714	14.22	184,952	8.00	231,191	10.00
Tier 1 capital (to risk-weighted assets):
Company	320,442	13.78	93,047	4.00	139,571	6.00
Bank	299,683	12.96	92,476	4.00	138,714	6.00
Tier 1 leverage (to average assets):
Company	320,442	11.39	84,392	3.00	140,653	5.00
Bank	299,683	10.72	83,904	3.00	139,841	5.00

As of December 31, 2010 and 2009, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

The state bank commissioner’s approval is required before the Bank can declare and pay any dividend of 75% or more of the net profits of the Bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2010, $26.3 million was available for payment of dividends by the Bank without the approval of regulatory authorities. At December 31, 2009, the Bank could not pay dividends without the approval of regulatory authorities as a result of the $75 million dividend paid by the Bank to the Company for the redemption of the Series A Preferred Stock.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific types of collateral. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $36 million and $31 million, respectively, at December 31, 2010 and 2009.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or deposits primarily with the FRB. At December 31, 2010 and 2009, these required balances aggregated $14.7 million and $6.2 million, respectively.

19. Fair Value Measurements

The Company measures certain of its assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the asset or liability. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, fair value is used either annually or on a non-recurring basis to evaluate certain assets and liabilities for impairment or for disclosure purposes.

The Company applied the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 - Instruments whose inputs are unobservable.

The following table sets forth the Company’s assets and liabilities at December 31, 2010 and 2009 that are accounted for at fair value.

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
December 31, 2010:
Assets:
Investment securities AFS(1):
Obligations of state and political subdivisons	$—	$358,511	$20,036	$378,547
U.S. Government agency residential mortgage-backed securities	—	1,269	—	1,269

Total investment securities AFS	—	359,780	20,036	379,816
Impaired loans and leases	—	—	10,101	10,101
Foreclosed and repossessed assets held for sale, net	—	—	42,216	42,216
Derivative assets - IRLC and FSC	—	—	55	55

Total assets at fair value	$—	$359,780	$72,408	$432,188

Liabilities:
Derivative liabilities - IRLC and FSC	$—	$—	$55	$55

Total liabilities at fair value	$—	$—	$55	$55

December 31, 2009:
Assets:
Investment securities AFS(1)
Obligations of state and political subdivisons	$—	$377,297	$16,590	$393,887
U.S. Government agency residential mortgage-backed securities	—	94,510	—	94,510
Corporate obligations	—	1,865	—	1,865
Collateralized debt obligation	—	—	100	100

Total investment securities AFS	—	473,672	16,690	490,362
Impaired loans and leases	—	—	19,204	19,204
Foreclosed and repossessed assets held for sale, net	—	—	61,148	61,148
Derivative assets - IRLC and FSC	—	—	210	210

Total assets at fair value	$—	$473,672	$97,252	$570,924

Liabilities:
Derivative liabilities - IRLC and FSC	$—	$—	$210	$210

Total liabilities at fair value	$—	$—	$210	$210

(1)	Does not include $18.9 million at December 31, 2010 of shares of FHLB-Dallas, FHLB-Atlanta and FNBB stock and $16.3 million at December 31, 2009 of shares of FHLB-Dallas and FNBB stock that do not have readily determinable fair values and are carried at cost.

The following methods and assumptions are used to estimate the fair value of the Company’s assets and liabilities that are accounted for at fair value.

Investment securities — The Company utilizes independent third parties as its principal pricing sources for determining fair value of investment securities which are measured on a recurring basis. For investment securities traded in an active market, fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

The Company has determined that certain of its investment securities had a limited to non-existent trading market at December 31, 2010 and 2009. As a result, the Company considers these investments as Level 3 in the fair value hierarchy. The following is a description of those investment securities and the fair value methodology used for such securities.

Obligations of state and political subdivisions — The fair values of certain obligations of state and political subdivisions consisting of certain unrated private placement bonds (the “private placement bonds”) in the amount of $20.0 million and $16.6 million at December 31, 2010 and 2009, respectively, were calculated using Level 3 hierarchy inputs and assumptions as the trading market for such securities was determined to be “not active”. This determination was based on the limited number of trades or, in certain cases, the existence of no reported trades for the private placement bonds. The private placement bonds are generally prepayable at par value at the option of the issuer. As a result, management believes the private placement bonds should be valued at the lower of (i) the matrix pricing provided by the Company’s third party pricing services for comparable unrated municipal securities or (ii) par value. At December 31, 2010 and 2009, the third party pricing matrices valued the Company’s total portfolio of private placement bonds at $21.0 million and $17.4 million, respectively, which exceeded the aggregate of the lower of the matrix pricing or par value of the private placement bonds by $1.0 million and $0.8 million at December 31, 2010 and 2009, respectively. Accordingly, at December 31, 2010 and 2009 the Company reported the private placement bonds at the lower of the matrix pricing or par value of $20.0 million and $16.6 million, respectively.

Collateralized debt obligation — At December 31, 2009, the Company’s investment securities portfolio included one security categorized as a CDO. At December 31, 2009, the Company considered this security as a Level 3 in the fair value hierarchy based on a trading market that was determined to be “not active” based on the limited number of trades, small block sizes, and the significant spreads between the bid and ask price. This CDO continued to perform in accordance with its terms and was not in default, but, because its credit rating was downgraded to below investment grade and other factors, the Company recorded a $0.9 million charge during 2009 to reduce the carrying value of this security to $0.1 million at December 31, 2019. The Company sold this CDO in 2010.

Impaired loans and leases — Fair values are measured on a nonrecurring basis and are based on the underlying collateral value of the impaired loan or lease, net of holding and selling costs, or the estimated discounted cash flows for such loan or lease. The Company has reduced the carrying value of its impaired loans and leases (all of which are included in nonaccrual loans and leases) by $8.9 million and $9.7 million, respectively, to the estimated fair value of $9.8 million and $19.2 million, respectively, for such loans and leases at December 31, 2010 and 2009. These adjustments to reduce the carrying value of impaired loans and leases to estimated fair value during 2010 and 2009 consisted of $6.9 million and $8.1 million, respectively, of partial charge-offs and $2.0 million and $1.7 million, respectively, of specific loan and lease loss allocations.

Foreclosed and repossessed assets held for sale, net — Repossessed personal properties and real estate acquired through or in lieu of foreclosure, excluding covered ORE, are measured on a non-recurring basis and are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated fair value net of estimated selling costs, if lower, until disposition. Fair values of foreclosed and repossessed assets held for sale are generally based on third party appraisals, broker price opinions or other valuations of the property, resulting in a Level 3 classification.

Derivative assets and liabilities — The fair values of IRLC and FSC derivative assets and liabilities are measured on a recurring basis and are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year end.

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value.

	Investment Securities AFS	Derivative Assets-IRLC and FSC	Derivative Liabilities- IRLC and FSC
	(Dollars in thousands)
Balances - January 1, 2009	$30,020	$477	$(477)
Total realized gains/(losses) included in earnings	(3,753)	(267)	267
Total unrealized gains/(losses) included in other comprehensive income	317	—	—
Purchases, sales, issuances and settlements, net	(6,524)	—	—
Transfers in and/or out of Level 3	(3,370)	—	—

Balances - December 31, 2009	16,690	210	(210)
Total realized gains/(losses) included in earnings	20	(155)	155
Total unrealized gains/(losses) included in other comprehensive income	(850)	—	—
Purchases, sales, issuances and settlements, net	192	—	—
Transfers in and/or out of Level 3	3,984	—	—

Balances - December 31, 2010	$20,036	$55	$(55)

During 2010 and 2009, there were no transfers of assets or liabilities measured at fair value between Level 1 and Level 2 fair value hierarchy.

20. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities — The Company utilizes independent third parties as its principal pricing sources for determining fair value of investment securities that are measured on a recurring basis. For investment securities traded in an active market, fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. The Company’s investments in the common stock of the FHLB-Dallas, FHLB-Atlanta and FNBB of $18.9 million at December 31, 2010 and $16.3 million at December 31, 2009 do not have readily determinable fair values and are carried at cost.

Loans and leases — The fair value of loans and leases is estimated by discounting the future cash flows using the current rate at which similar loans or leases would be made to borrowers or lessees with similar credit ratings and for the same remaining maturities.

Covered loans — The fair value of covered loans is based on the net present value of future cash proceeds expected to be received using discount rates that are derived from current market rates and reflect the level of inherent risk in the covered loans.

FDIC loss share receivable — The fair value of the FDIC loss share receivable is based on the net present value of future cash proceeds expected to be received from the FDIC under the provisions of the loss share agreements using a discount rate that is based on current market rates.

Deposit liabilities — The fair value of demand deposits, savings accounts, money market deposits and other transaction accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using the rate currently available for deposits of similar remaining maturities.

Repurchase Agreements — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Other borrowed funds — For these short-term instruments, the carrying amount is a reasonable estimate of fair value. The fair value of long-term instruments is estimated based on the current rates available to the Company for borrowings with similar terms and remaining maturities.

Subordinated debentures — The fair values of these instruments are based primarily upon discounted cash flows using rates for securities with similar terms and remaining maturities.

Derivative assets and liabilities — The fair values of IRLC and FSC derivative assets and liabilities are based primarily on the fluctuation of interest rates between the date on which the IRLC and FSC were entered and year-end.

Off-balance sheet instruments — The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and were not material at December 31, 2010 and 2009.

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

The following table presents the estimated fair values of the Company’s financial instruments.

	2010		2009
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$49,029	$49,029	$78,294	$78,294
Investment securities AFS	398,698	398,698	506,678	506,678
Loans and leases, net of ALLL	1,816,199	1,798,544	1,864,485	1,841,953
Covered loans	497,545	497,445	—	—
FDIC loss share receivable	153,111	153,383	—	—
Derivative assets - IRLC and FSC	55	55	210	210
Financial liabilities:
Demand, NOW, savings and money market account deposits	$1,597,643	$1,597,643	$1,151,718	$1,151,718
Time deposits	943,110	947,447	877,276	881,463
Repurchase agreements with customers	43,324	43,324	44,269	44,269
Other borrowings	282,139	349,964	342,553	423,404
Subordinated debentures	64,950	29,377	64,950	27,650
Derivative liabilities - IRLC and FSC	55	55	210	210

21. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Cash paid during the period for:
Interest	$35,476	$49,692	$86,591
Taxes	13,879	14,504	15,045
Supplemental schedule of non-cash investing and financing activities:
Loans transfered to foreclosed and repossessed assets held for sale	17,095	74,122	17,259
Loans advanced for sales of foreclosed and repossessed assets held for sale	9,755	3,132	2,457
Net change in unrealized gains and losses on investment securities AFS	(10,201)	(15,783)	50,539
Unsettled AFS investment security trades:
Purchases	—	8,372	14,038
Sales/calls	—	—	2,525
Securities received on dissolution of unconsolidated investments	—	—	3,370

22. Other Operating Expenses

The following table is a summary of other operating expenses.

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Postage and supplies	$1,981	$1,530	$1,633
Telephone and data lines	2,110	1,806	1,630
Advertising and public relations	2,076	1,083	1,204
Professional and outside services	3,024	1,793	1,537
ATM expense	881	745	633
Software	2,657	1,524	1,261
FDIC Insurance	3,238	4,291	1,131
FDIC and state assessments	678	673	664
Loan collection and repossession expense	4,001	3,999	999
Write downs of other real estate owned	8,960	4,009	1,042
Amortization of intangible assets	431	110	213
Other	6,603	5,482	3,448

Total other operating expenses	$36,640	$27,045	$15,395

23. Earnings Per Common Share (“EPS”)

The following table sets forth the computation of basic and diluted EPS.

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except per share amounts)
Numerator:
Distributed earnings allocated to common stock	$10,170	$8,778	$8,418
Undistributed earnings allocated to common stock	53,831	28,048	26,056

Net earnings allocated to common stock	$64,001	$36,826	$34,474

Denominator:
Denominator for basic EPS—weighted-average common shares	16,969	16,880	16,849
Effect of dilutive securities—stock options	76	20	25

Denominator for diluted EPS—weighted-average common shares and assumed conversions	17,045	16,900	16,874

Basic EPS	$3.77	$2.18	$2.05

Diluted EPS	$3.75	$2.18	$2.04

Options to purchase 98,150 shares, 487,350 shares and 464,200 shares, respectively, of the Company’s common stock at a weighted-average exercise price of $37.67 per share, $30.02 per share and $30.86 per share, respectively, were outstanding during 2010, 2009 and 2008, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive. Additionally, a warrant for the purchase of 379,811 shares of the Company’s common stock at an exercise price of $29.62 was outstanding at December 31, 2008 (none at December 31, 2010 and 2009) but was not included in the diluted EPS computation as inclusion would have been antidilutive.

24. Subsequent Event

On January 14, 2011, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC, pursuant to which the Bank acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Oglethorpe Bank (“Oglethorpe Bank”), headquartered in Brunswick, Georgia.

Under the terms of the purchase and assumption agreement, the Bank acquired approximately $193 million of Oglethorpe Bank assets which excluded approximately $25 million of assets and approximately $4 million of allowance for loan losses retained by the FDIC. Assets acquired include approximately $162 million of loans, approximately $15 million of other real estate owned by Oglethorpe Bank and approximately $16 million of other assets. The assets were purchased from the FDIC at a discount of $38.0 million with no stated deposit premium. The Bank also assumed approximately $195 million of deposits and other liabilities. In connection with the acquisition, the FDIC paid the Bank $40.5 million.

During the first quarter of 2011, the Company expects to complete its analysis of the acquired loans and other assets and assumed liabilities in this transaction. The estimated fair values of acquired assets and assumed liabilities are expected to differ materially from the amounts presented above.

Pursuant to the terms of the loss share agreements, the FDIC will reimburse the Bank for 80% of the losses on the disposition of loans and foreclosed other real estate. The Bank will reimburse the FDIC for 80% of recoveries with respect to losses for which the FDIC paid the Bank 80% reimbursement under the loss sharing agreements. The loss share agreement applicable to single family residential mortgage loans and related foreclosed real estate provides for FDIC loss sharing and the Bank’s reimbursement to the FDIC for ten years. The loss sharing agreement applicable to commercial loans and related foreclosed real estate provides for FDIC loss sharing for five years and the Bank reimbursement to the FDIC for eight years.

The terms of the purchase and assumption agreement provide for the FDIC to indemnify the Bank against certain claims, including claims with respect to liabilities and assets of Oglethorpe Bank or any of its affiliates not assumed or otherwise purchased by the Bank and with respect to claims based on any action by Oglethorpe Bank’s directors, officers and other employees.

25. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company.

Condensed Balance Sheets

	December 31,
	2010	2009
	(Dollars in thousands)
Assets
Cash	$6,570	$8,437
Investment in consolidated bank subsidiary	365,518	310,161
Investment in unconsolidated Trusts	1,950	1,950
Investments securities AFS	—	485
Loans	8,236	8,768
Land for future branch site	—	1,875
Excess cost over fair value of net assets acquired	1,092	1,092
Income taxes receivable	893	—
Other, net	1,382	1,554

Total assets	$385,641	$334,322

Liabilities and Stockholders’ Equity
Accounts payable and other liabilities	$163	$46
Accrued interest payable	173	171
Income taxes payable	—	127
Subordinated debentures	64,950	64,950

Total liabilities	65,286	65,294

Stockholders’ equity:
Common stock	170	169
Additional paid-in capital	45,278	41,584
Retained earnings	275,074	221,243
Accumulated other comprehensive income (loss)	(167)	6,032

Total stockholders’ equity	320,355	269,028

Total liabilities and stockholders’ equity	$385,641	$334,322

Condensed Statements of Income

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Income:
Dividends from Bank	$13,200	$92,200	$14,400
Dividends from Trusts	53	64	113
Interest	1,152	984	183
Other	—	138	137

Total income	14,405	93,386	14,833

Expenses:
Interest	1,764	2,138	3,760
Other operating expenses	2,853	2,258	2,411

Total expenses	4,617	4,396	6,171

Net income before income tax benefit and equity in undistributed earnings of Bank	9,788	88,990	8,662
Income tax benefit	1,527	1,482	2,432
Equity in undistributed earnings of Bank	52,686	(47,370)	23,607

Net income	64,001	43,102	34,701
Preferred stock dividends and amortization of preferred stock discount	—	(6,276)	(227)

Net income available to common stockholders	$64,001	$36,826	$34,474

Condensed Statements of Cash Flows

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$64,001	$43,102	$34,701
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank	(52,686)	47,370	(23,607)
Loss (gain) on sale of investment securities AFS	130	(162)	—
Deferred income tax expense (benefit)	169	(63)	(330)
Stock-based compensation expense	834	712	862
Tax benefits on exercise of stock options	(535)	(111)	(283)
Changes in other assets and other liabilities	(831)	(802)	999

Net cash provided by operating activities	11,082	90,046	12,342

Cash flows from investing activities:
Net paydowns (fundings) of portfolio loans and leases	531	(3,880)	(2,449)
Proceeds from sales of investment securities AFS	330	1,437	—
Equity contributed to Bank	(7,000)	—	(87,000)

Net cash used by investing activities	(6,139)	(2,443)	(89,449)

Cash flows from financing activities:
Proceeds from exercise of stock options	2,825	258	408
Tax benefits on exercise of stock options	535	111	283
Proceeds from issuance of preferred stock and common stock warrant	—	—	75,000
Redemption of preferred stock	—	(75,000)	—
Repurchase of common stock warrant	—	(2,650)	—
Cash dividends paid on preferred stock	—	(3,354)	—
Cash dividends paid on common stock	(10,170)	(8,778)	(8,418)

Net cash (used) provided by financing activities	(6,810)	(89,413)	67,273

Net decrease in cash	(1,867)	(1,810)	(9,834)
Cash - beginning of year	8,437	10,247	20,081

Cash - end of year	$6,570	$8,437	$10,247