Form 10-K, Exhibit 13
period 2011-12-31
BANK OF THE OZARKS INC
filed 2012-02-29
CIK 1038205

Exhibit 13

Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$199,169	$157,972	$165,908	$183,003	$176,970
Interest expense	30,435	34,337	47,585	84,302	99,352
Net interest income	168,734	123,635	118,323	98,701	77,618
Provision for loan and lease losses	11,775	16,000	44,800	19,025	6,150
Non-interest income	117,083	70,322	51,051	19,349	22,975
Non-interest expense	122,531	87,419	68,632	54,398	48,252
Preferred stock dividends	—	—	6,276	227	—
Net income available to common stockholders	101,321	64,001	36,826	34,474	31,746
Common share and per common share data:(1)
Earnings - diluted	$2.94	$1.88	$1.09	$1.02	$0.94
Book value	12.32	9.39	7.96	7.48	5.67
Dividends	0.370	0.300	0.260	0.250	0.215
Weighted-average diluted shares outstanding (thousands)	34,482	34,090	33,800	33,748	33,668
End of period shares outstanding (thousands)	34,464	34,107	33,810	33,728	33,636
Balance sheet data at period end:
Total assets	$3,839,987	$3,273,271	$2,770,811	$3,233,303	$2,710,875
Loans and leases not covered by FDIC loss share agreements	1,885,282	1,856,429	1,904,104	2,021,199	1,871,135
Loans covered by FDIC loss share agreements	806,924	489,468	—	—	—
Allowance for loan and lease losses	39,169	40,230	39,619	29,512	19,557
FDIC loss share receivable	278,263	158,137	—	—	—
Foreclosed assets covered by FDIC loss share agreements	72,907	31,145	—	—	—
Investment securities	438,910	398,698	506,678	944,783	578,348
Deposits	2,943,919	2,540,753	2,028,994	2,341,414	2,057,061
Repurchase agreements with customers	32,810	43,324	44,269	46,864	46,086
Other borrowings	301,847	282,139	342,553	424,947	336,533
Subordinated debentures	64,950	64,950	64,950	64,950	64,950
Preferred stock, net of unamortized discount	—	—	—	71,880	—
Total common stockholders’ equity	424,551	320,355	269,028	252,302	190,829
Loan and lease including covered loans to deposit ratio	91.45%	92.33%	93.84%	86.32%	90.96%
Average balance sheet data:
Total average assets	$3,755,291	$2,998,850	$3,002,121	$3,017,707	$2,601,299
Total average common stockholders’ equity	374,664	296,035	267,768	213,271	184,819
Average common equity to average assets	9.98%	9.87%	8.92%	7.07%	7.10%
Performance ratios:
Return on average assets	2.70%	2.13%	1.23%	1.14%	1.22%
Return on average common stockholders’ equity	27.04	21.62	13.75	16.16	17.18
Net interest margin - FTE	5.84	5.18	4.80	3.96	3.44
Efficiency ratio	41.56	42.86	37.84	42.32	46.33
Common stock dividend payout ratio	12.50	15.89	23.84	24.42	22.75

Asset quality ratios:
Net charge-offs to average loans and leases(2)	0.69%	0.81%	1.75%	0.45%	0.24%
Nonperforming loans and leases to total loans and leases(2)	0.72	0.75	1.24	0.76	0.35
Nonperforming assets to total assets(2)	1.18	1.72	3.06	0.81	0.36
Allowance for loan and lease losses as a percentage of:
Total loans and leases(2)	2.08%	2.17%	2.08%	1.46%	1.05%
Nonperforming loans and leases	290%	288%	168%	192%	295%
Capital ratios at period end:
Tier 1 leverage	12.06%	11.88%	11.39%	11.64%	9.80%
Tier 1 risk-based capital	17.67	16.13	13.78	14.21	11.79
Total risk-based capital	18.93	17.39	15.03	15.36	12.67

(1)	Adjusted to give effect to 2-for-1 stock split effective August 16, 2011.
(2)	Excludes loans and/or foreclosed assets covered by FDIC loss share agreements, except for their inclusion in total assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income available to common stockholders of Bank of the Ozarks, Inc. (the “Company”) was $101.3 million for the year ended December 31, 2011, a 58.3% increase from $64.0 million in 2010. Net income available to common stockholders in 2009 was $36.8 million. Diluted earnings per common share were $2.94 for 2011, a 56.4% increase from $1.88 in 2010. Diluted earnings per common share were $1.09 in 2009.

On August 16, 2011, the Company completed a 2-for-1 stock split in the form of a stock dividend, effected by issuing one share of common stock for each share of such stock outstanding on August 5, 2011. All share and per share information in this management’s discussion and analysis of financial condition and results of operations has been adjusted to give effect to this stock split.

The table below shows total assets, investment securities, loans and leases not covered by Federal Deposit Insurance Corporation (“FDIC”) loss share agreements, loans covered by FDIC loss share agreements (“covered loans”), FDIC loss share receivable, deposits, common stockholders’ equity, net income available to common stockholders, diluted earnings per common share and book value per common share as of and for the years ended December 31, 2011, 2010 and 2009 and the percentage of change year over year.

				% Change
	December 31,			2011	2010
	2011	2010	2009	from 2010	from 2009
	(Dollars in thousands, except per share amounts)
Total assets	$3,839,987	$3,273,271	$2,770,811	17.3%	18.1%
Investment securities	438,910	398,698	506,678	10.1	(21.3)
Loans and leases not covered by FDIC loss share agreements	1,885,282	1,856,429	1,904,104	1.6	(2.5)
Loans covered by FDIC loss share agreements	806,924	489,468	—	64.9	—
FDIC loss share receivable	278,263	158,137	—	76.0	—
Deposits	2,943,919	2,540,753	2,028,994	15.9	25.2
Common stockholders’ equity	424,551	320,355	269,028	32.5	19.1
Net income available to common stockholders	101,321	64,001	36,826	58.3	73.8
Diluted earnings per common share	2.94	1.88	1.09	56.4	72.5
Book value per common share	12.32	9.39	7.96	31.2	18.0

Two measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average common stockholders’ equity (“ROE”). ROA measures net income available to common stockholders in relation to average total assets. It is calculated by dividing annual net income available to common stockholders by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2011, the Company’s ROA was 2.70% compared with 2.13% in 2010 and 1.23% in 2009. ROE measures net income available to common stockholders in relation to average common stockholders’ equity. It is calculated by dividing annual net income available to common stockholders by average common stockholders’ equity and indicates how effectively a company can generate net income on the capital invested by its common stockholders. For the year ended December 31, 2011, the Company’s ROE was 27.04% compared with 21.62% in 2010 and 13.75% in 2009.

Analysis of Results of Operations

The Company is a bank holding company whose primary business is commercial banking conducted through its wholly-owned state chartered bank subsidiary – Bank of the Ozarks (the “Bank”). The Company’s results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases, covered loans and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, borrowings and subordinated debentures. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance (“BOLI”) income, accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable, other loss share income, gains and losses on investment securities and from sales of other assets, and gains on FDIC-assisted acquisitions.

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

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent (“FTE”) basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $9.0 million in 2011, $10.0 million in 2010 and $12.0 million in 2009. No adjustments have been made in this analysis for income exempt from state income taxes or for interest expense deductions disallowed under the provisions of the Internal Revenue Code as a result of investments in certain tax-exempt securities.

2011 compared to 2010

Net interest income for 2011 increased 33.0% to $177.8 million compared to $133.6 million for 2010. Net interest margin was 5.84% for 2011 compared to 5.18% for 2010. The growth in net interest income was a result of the improvement in net interest margin, which increased 66 basis points (“bps”) for 2011 compared to 2010, and growth in average earning assets which increased 18.0% for 2011 compared to 2010.

The Company’s improvement in net interest margin for 2011 compared to 2010 resulted from a combination of factors including, among others, an increase in both the volume and yield of the Company’s covered loan portfolio and reductions in rates paid on all categories of interest bearing liabilities, partially offset by decreases in yield on the Company’s loan and lease portfolio not covered by FDIC loss share agreements and the taxable portion of its investment securities portfolio. Even though the yield on the Company’s non-covered loan and lease portfolio decreased for 2011 compared to 2010, the Company’s spread between yields on such non-covered loans and leases and rates paid on deposits increased by 25 bps for 2011 compared to 2010.

Yields on earning assets increased 33 bps for 2011 compared to 2010. This increase was primarily the result of an increase in the yield on covered loans of 77 bps for 2011 compared to 2010, partially offset by a decrease in yields on non-covered loans and leases of six bps for 2011 compared to 2010 and a decrease in the yield on the Company’s taxable investment securities portfolio of 176 bps for 2011 compared to 2010.

Rates on interest bearing liabilities decreased 38 bps for 2011 compared to 2010. This decrease was primarily due to the declines in rates on interest bearing deposits, the largest component of the Company’s interest bearing liabilities, which decreased 31 bps for 2011 compared to 2010. This decrease in the rate on interest bearing deposits was principally due to (i) a change in mix of the Company’s interest bearing deposits as a result of growth in the volume of savings and interest bearing transaction accounts resulting in an increase in these deposits, which generally pay lower rates than time deposits, to 60.2% of total interest bearing deposits for 2011 compared to 56.3% for 2010 and (ii) effectively managing the repricing of both time deposits and savings and interest bearing transaction deposits which resulted in lower rates paid on deposits as they were renewed or otherwise repriced.

The Company’s other borrowing sources include (i) repurchase agreements with customers (“repos”), (ii) other borrowings comprised primarily of Federal Home Loan Bank of Dallas (“FHLB – Dallas”) advances, and, to a lesser extent, Federal Reserve Bank (“FRB”) borrowings and federal funds purchased, and (iii) subordinated debentures. The rates on repos decreased 32 bps for 2011 compared to 2010 primarily as a result of the Company’s efforts to effectively manage the rates on its interest bearing liabilities, including repos. The rates on the Company’s other borrowings, which consist primarily of fixed rate callable FHLB –Dallas advances, decreased 16 bps for 2011 compared to 2010. This decrease in rates for other borrowings was due primarily to the repayment of $60.0 million of fixed rate, callable FHLB – Dallas advances with a weighted-average interest rate of 6.25% that were repaid on their maturity dates in May 2010. The rates paid on the Company’s subordinated debentures, which are tied to a spread over the 90-day London Interbank Offered Rate (“LIBOR”) and reset periodically, decreased four bps for 2011 compared to 2010.

The increase in average earning assets was due primarily to increases in the Company’s average balance of covered loans from $218 million for 2010 to $767 million for 2011. The Company made seven FDIC-assisted acquisitions during 2010 and 2011, resulting in significant increases in its covered loan portfolio. This increase was partially offset by a decrease in the Company’s average balance of non-covered loans and leases of $60 million for 2011 compared to 2010. This decrease was due primarily to paydowns and payoffs of existing loans and leases exceeding originations of non-covered loans and leases in the first half of 2011, although originations of non-covered loans and leases during the second half of 2011 exceeded paydowns and payoffs of existing loans and leases. As a result, the Company’s non-covered loans and leases at December 31, 2011 increased 1.6% compared to December 31, 2010. The Company’s average earning assets were also affected by changes in its average investment securities portfolio, which decreased $25 million for 2011 compared to 2010 although the Company’s aggregate investment securities portfolio increased 10.1%

from December 31, 2010 to December 31, 2011. In recent years, the Company has generally been a net seller of investment securities as a result of ongoing evaluations of interest rate risk and to free up capital for FDIC-assisted acquisitions.

2010 compared to 2009

Net interest income for 2010 increased 2.5% to $133.6 million compared to $130.3 million for 2009. Net interest margin was 5.18% in 2010 compared to 4.80% in 2009. The growth in net interest income was a result of the improvement in the Company’s net interest margin, which increased 38 bps from 2009 to 2010, offset in part by a reduction in the Company’s average earning assets, which decreased 5.0% from 2009 to 2010.

The Company’s improvement in its net interest margin in 2010 resulted from a combination of factors including (i) improvement in the Company’s spread between yields on loans and leases not covered by FDIC loss share agreements and rates paid on deposits and (ii) the addition of higher yielding covered loans that were acquired as a result of the Company’s four FDIC-assisted acquisitions in 2010.

Yields on average earning assets decreased four bps in 2010 compared to 2009. This decrease was due primarily to a seven bps decrease in loan and lease yields in 2010, and a 21 bps decrease in the average yield on the Company’s investment securities portfolio, mostly offset by the addition of higher yielding covered loans in 2010.

The seven bps decrease in loan and lease yields was due primarily to the repricing of the Company’s loan and lease portfolio at lower interest rates during 2010. The 21 bps decrease in the Company’s average yield on its investment securities in 2010 was the result of an 85 bps decrease in yield on taxable investment securities, an 89 bps decrease in yield on tax-exempt investment securities, and a shift in the composition of the portfolio to include a higher proportion of tax-exempt investment securities with generally higher FTE yields than the Company’s taxable investment securities. During 2010 tax-exempt investment securities comprised 81.8% of the average balance of the Company’s investment securities portfolio compared to 56.1% in 2009. In 2009 and 2010, the Company reduced its investment securities portfolio as a result of its ongoing evaluations of interest rate risk and to free up capital for FDIC-assisted acquisitions.

During 2010 the Company, through the Bank, made four FDIC-assisted acquisitions. Most loans acquired in these acquisitions are covered loans and are higher yielding than the Company’s non-covered loans and leases. The yield on covered loans in 2010 was 7.85%, or 160 bps higher than the Company’s 2010 yield of 6.25% on non-covered loans and leases.

The four bps decrease in average earning asset yields in 2010 was more than offset by a 53 bps decrease in the average rate on interest bearing liabilities, resulting in the overall 38 bps increase in net interest margin in 2010 compared to 2009. The decrease in the average rate on interest bearing liabilities was primarily attributable to a 56 bps decrease in the average rate on interest bearing deposits, the largest component of the Company’s interest bearing liabilities. This decrease in the average rate on interest bearing deposits was principally due to (i) effectively managing the repricing of time deposits which resulted in lower rates paid on these deposits as they were renewed or repriced and (ii) a favorable shift in the mix of the Company’s deposits, resulting in the Company’s average balance of time deposits, which generally pay higher rates than other interest bearing deposits, decreasing to 43.7% of average interest bearing deposits in 2010 from 57.1% of average interest bearing deposits in 2009.

The Company’s other borrowing sources include (i) repos, (ii) FHLB advances, and (iii) subordinated debentures. The rates paid on repos decreased 37 bps for 2010 compared to 2009 primarily as a result of the Company’s efforts to effectively manage the rates on its interest bearing liabilities, including repos. The rates paid on the Company’s other borrowings increased eight bps in 2010 compared to 2009. Other borrowings consist primarily of fixed rate, callable FHLB advances. The increase in rates for other borrowings in 2010 compared to 2009 was due primarily to lower utilization of lower rate short-term federal funds purchased and short-term FHLB borrowings, partially offset by the repayment of $60.0 million of fixed rate, callable FHLB advances with a weighted-average interest rate of 6.25% that were repaid on their maturity dates in May 2010. The rates paid on the Company’s subordinated debentures decreased 57 bps in 2010 compared to 2009 as a result of the decrease in 90-day LIBOR on the applicable reset dates during 2010.

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

The following table sets forth certain information relating to the Company’s net interest income for the years ended December 31, 2011, 2010 and 2009. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases not covered by loss share includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale (“AFS”) and other-than-temporary impairment writedowns. The yields on loans and leases not covered by loss share include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. The yields on investment securities include amortization of premiums and accretion of discounts. The yields on covered loans consist of accretion of the net present value of expected future cash flows using the effective yield method over the term of the loans and include late fees. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2011			2010			2009
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$1,609	$36	2.24%	$1,230	$18	1.50%	$552	$10	1.88%
Investment securities:
Taxable	98,270	3,013	3.07	85,554	4,130	4.83	322,215	18,314	5.68
Tax-exempt - FTE	345,454	25,695	7.44	383,433	28,512	7.44	411,710	34,282	8.33
Loans and leases - FTE	1,830,779	113,308	6.19	1,890,357	118,162	6.25	1,981,454	125,317	6.32
Covered loans	767,079	66,135	8.62	218,274	17,141	7.85	—	—	—

Total earning assets - FTE	3,043,191	208,187	6.84	2,578,848	167,963	6.51	2,715,931	177,923	6.55
Non-interest earning assets	712,100			420,002			286,190

Total assets	$3,755,291			$2,998,850			$3,002,121

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$1,524,082	$8,297	0.54%	$1,121,528	$8,735	0.78%	$832,808	$7,128	0.86%
Time deposits of $100,000 or more	438,030	4,032	0.92	476,748	5,829	1.22	699,281	13,504	1.93
Other time deposits	569,428	5,357	0.94	392,671	5,483	1.40	409,969	9,848	2.40

Total interest bearing deposits	2,531,540	17,686	0.70	1,990,947	20,047	1.01	1,942,058	30,480	1.57
Repurchase agreements with customers	39,638	174	0.44	49,835	380	0.76	52,549	592	1.13
Other borrowings	296,195	10,835	3.66 (1)	317,796	12,146	3.82 (1)	384,854	14,375	3.74 (1)
Subordinated debentures	64,950	1,740	2.68	64,950	1,764	2.72	64,950	2,138	3.29

Total interest bearing liabilities	2,932,323	30,435	1.04	2,423,528	34,337	1.42	2,444,411	47,585	1.95
Non-interest bearing liabilities:
Non-interest bearing deposits	392,780			256,910			207,782
Other non-interestbearing liabilities	52,102			18,940			18,010

Total liabilities	3,377,205			2,699,378			2,670,203
Preferred stock, net of unamortized discount	—			—			60,708
Common stockholders’ equity	374,664			296,035			267,768
Noncontrolling interest	3,422			3,437			3,442

Total liabilities and stockholders’ equity	$3,755,291			$2,998,850			$3,002,121

Net interest income - FTE		$177,752			$133,626			$130,338

Net interest margin - FTE			5.84%			5.18%			4.80%

(1)	The interest expense and rates for other borrowings were impacted by interest capitalized on construction projects in the amount of $0.1 million, $0.1 million and $0.4 million for 2011, 2010 and 2009, respectively. In the absence of this capitalization, these rates would have been 3.68%, 3.87% and 3.84% for 2011, 2010 and 2009, respectively.

The following table reflects how changes in the volume of interest earning assets and interest bearing liabilities and changes in interest rates have affected the Company’s interest income - FTE, interest expense and net interest income - FTE for the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior yield/rate); (2) changes in yield/rate (changes in yield/rate multiplied by prior volume); and (3) changes in both yield/rate and volume (changes in yield/rate multiplied by changes in volume). The changes attributable to the combined impact of volume and yield/rate have all been allocated to the changes due to volume.

Analysis of Changes in Net Interest Income - FTE

	2011 over 2010			2010 over 2009
		Yield/	Net		Yield/	Net
	Volume	Rate	Change	Volume	Rate	Change
	(Dollars in thousands)
Increase (decrease) in:
Interest income - FTE:
Interest earning deposits and federal funds sold	$9	$9	$18	$10	$(2)	$8
Investment securities:
Taxable	390	(1,507)	(1,117)	(11,445)	(2,739)	(14,184)
Tax-exempt - FTE	(2,825)	8	(2,817)	(2,106)	(3,664)	(5,770)
Loans and leases - FTE	(3,687)	(1,167)	(4,854)	(5,768)	(1,387)	(7,155)
Covered loans	47,316	1,678	48,994	17,141	—	17,141

Total interest income - FTE	41,203	(979)	40,224	(2,168)	(7,792)	(9,960)

Interest expense:
Savings and interest bearing transaction	2,192	(2,630)	(438)	2,273	(666)	1,607
Time deposits of $100,000 or more	(356)	(1,441)	(1,797)	(2,710)	(4,965)	(7,675)
Other time deposits	1,663	(1,789)	(126)	(265)	(4,100)	(4,365)
Repurchase agreements with customers	(45)	(161)	(206)	(18)	(194)	(212)
Other borrowings	(790)	(521)	(1,311)	(2,537)	308	(2,229)
Subordinated debentures	—	(24)	(24)	—	(374)	(374)

Total interest expense	2,664	(6,566)	(3,902)	(3,257)	(9,991)	(13,248)

Increase in net interest income - FTE	$38,539	$5,587	$44,126	$1,089	$2,199	$3,288

Non-Interest Income

The Company’s non-interest income consists primarily of service charges on deposit accounts, mortgage lending income, trust income, BOLI income, accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable, other loss share income, gains on investment securities, gains (losses) on sales of other assets and gains on FDIC-assisted acquisitions.

2011 compared to 2010

Non-interest income for 2011 increased 66.5% to $117.1 million compared to $70.3 million in 2010. The increase in non-interest income for 2011 compared to 2010 is due primarily to $65.7 million of bargain purchase gains recorded on three FDIC-assisted acquisitions during 2011 compared to $35.0 million of bargain purchase gains recorded on four FDIC-assisted acquisitions in 2010.

Service charges on deposit accounts increased 19.4% to $18.1 million in 2011 compared to $15.2 million in 2010. This increase was due to a number of factors including growth in the number of transaction accounts, including the addition of deposit customers from the Company’s seven FDIC-assisted acquisitions during the last two years, increased customer utilization of fee-based services and increases in certain fees. The Company’s non-CD account deposits increased from 62.9% of total deposits at December 31, 2010 to 68.8% of total deposits at December 31, 2011.

Mortgage lending income decreased 15.2% to $3.3 million in 2011 compared to $3.9 million in 2010. This decrease was due primarily to decreased volume. Originations of mortgage loans for sale, including both originations for home purchases and refinancings of existing mortgages, decreased 18.0% to $154.2 million in 2011 compared to $188.1 million in 2010. Mortgage originations for home purchases were 44% of 2011 origination volume compared to 38% in 2010. Refinancing of existing mortgages accounted for 56% of the Company’s 2011 origination volume compared to 62% in 2010.

Trust income decreased 5.9% to $3.2 million in 2011 compared to $3.4 million in 2010. This decrease was primarily due to a decline in corporate trust income earned for services provided in connection with new municipal bond issues, partially offset by increases in employee benefit and personal trust business.

BOLI income increased 7.3% to $2.3 million in 2011 compared to $2.2 million in 2010 primarily due to $10.2 million of additional BOLI purchased during May 2010.

Net gains on investment securities were $0.9 million in 2011 compared to $4.5 million in 2010. The Company sold approximately $94 million of its investment securities in 2011 and approximately $251 million of its investment securities in 2010.

Net gains on sales of other assets were $3.7 million in 2011 compared to $0.8 million in 2010. The increases in net gains on sales of other assets was primarily due to net gains on sales of foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets. Because the estimated fair value of acquired covered foreclosed assets includes a net present value component, which is not accreted into income over the expected holding period of the covered foreclosed assets, the sale of covered foreclosed assets has typically resulted in gains on such sales.

The Company recognized $10.1 million of income from the accretion of the FDIC loss share receivable, net of amortization of the FDIC clawback payable, during 2011 compared to $2.4 million during 2010. The FDIC loss share receivable reflects the indemnification provided by the FDIC in FDIC-assisted acquisitions. The FDIC clawback payable represents the obligation of the Company to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement. The FDIC loss share receivable and the FDIC clawback payable are both carried at net present value. The accretion of the FDIC loss share receivable, net of amortization of the FDIC clawback payable, increased in 2011 compared to 2010 primarily due to the Company having entered into seven FDIC-assisted acquisitions as of December 31, 2011 compared to four FDIC-assisted acquisitions as of December 31, 2010, resulting in the significant increase in the FDIC loss share receivable.

As the Company collects payments in future periods from the FDIC under the loss share agreements, the balance of the FDIC loss share receivable, absent any significant revisions of the amounts expected to be collected under the loss share agreements, will decline, resulting in a corresponding decrease in the accretion of the FDIC loss share receivable. Because any amounts due under the FDIC clawback payable are due at the conclusion of the loss share agreements, absent any significant revision of the amounts expected to be paid to the FDIC under the clawback provisions of the loss share agreements, the amortization of this liability is not expected to change significantly over the next several years. Further analysis of the FDIC loss share receivable and the FDIC clawback payable is presented on pages 27, 28 and 30 of this Management’s Discussion and Analysis.

Other loss share income, net, was $6.4 million in 2011 compared to $0.6 million in 2010. Other loss share income, net, consists primarily of (i) income recognized on covered loan prepayments and payoffs that are not considered yield adjustments and (ii) the net effect of recast adjustments on assets acquired and liabilities assumed prior to the one-year anniversary of each of the Company’s FDIC-assisted acquisitions.

During 2011, the Company made three FDIC-assisted acquisitions which resulted in bargain purchase gains totaling $65.7 million. Specifically, on January 14, 2011 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Oglethorpe Bank (“Oglethorpe”). This FDIC-assisted acquisition resulted in the Company recognizing a pre-tax bargain purchase gain of $3.0 million in the first quarter of 2011. On April 29, 2011 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former First Choice Community Bank (“First Choice”). This FDIC-assisted acquisition resulted in the Company recognizing a pre-tax bargain purchase gain of $2.9 million in the second quarter of 2011. On April 29, 2011 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former The Park Avenue Bank (“Park Avenue”). This FDIC-assisted acquisition resulted in the Company recognizing a pre-tax bargain purchase gain of $59.8 million in the second quarter of 2011.

Management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Once management has finalized the fair values of acquired assets and assumed liabilities within this 12-month period, management considers such values to be the day 1 fair values (“Day 1 Fair Values”). An analysis of the assets acquired and liabilities assumed and a detailed discussion of the Day 1 Fair Values adjustments, as well as the key factors and methodologies utilized to determine the estimated Day 1 Fair Values of assets acquired and liabilities assumed and the resulting bargain purchase gain for each of the Company’s FDIC-assisted acquisitions is included in footnotes 2 and 3 to the Notes to the Consolidated Financial Statements.

2010 compared to 2009

Non-interest income for 2010 increased 37.7% to $70.3 million compared to $51.1 million in 2009. The increase in non-interest income for 2010 compared to 2009 is due primarily to $35.0 million of bargain purchase gains recorded on four FDIC-assisted transactions during 2010, partially offset by a $22.4 million reduction in gains on investments securities.

Service charges on deposit accounts increased 22.0% to $15.2 million in 2010 compared to $12.4 million in 2009. This increase was due to a number of factors including growth in the number of transaction accounts, including the addition of deposit customers from the Company’s four FDIC-assisted acquisitions during 2010, and increased customer utilization of fee-based services. The Company’s non-CD account deposits grew $446 million during 2010 and increased from 56.8% of total deposits at December 31, 2009 to 62.9% of total deposits at December 31, 2010.

Mortgage lending income increased 16.6% to $3.9 million in 2010 compared to $3.3 million in 2009. This increase was due to improved profit margins and, to a lesser extent, increased volume. Originations of mortgage loans for sale, including both originations for home purchases and refinancings of existing mortgages, increased 2.4% to $188.1 million in 2010 compared to $185.1 million in 2009. Mortgage originations for home purchases were 38% of 2010 origination volume compared to 39% in 2009. Refinancing of existing mortgages accounted for 62% of the Company’s 2010 origination volume compared to 61% in 2009.

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

Net gains on investment securities were $4.5 million in 2010 compared to net gains of $27.0 million in 2009. The Company sold approximately $251 million of its investment securities in 2010 and approximately $501 million of its investment securities in 2009.

Net gains on sales of other assets were $0.8 million in 2010 compared to net losses of $0.2 million in 2009.

During 2010, the Company made four FDIC-assisted acquisitions which resulted in bargain purchase gains totaling $35.0 million. Specifically, on March 26, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Unity National Bank (“Unity”). This FDIC-assisted acquisition resulted in the Company recognizing a pre-tax bargain purchase gain of $10.0 million in the first quarter of 2010. On July 16, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Woodlands Bank (“Woodlands”). This FDIC-assisted acquisition resulted in the Company recognizing a pre-tax bargain purchase gain of $14.3 million in the third quarter of 2010. On September 10, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Horizon Bank (“Horizon”). This FDIC-assisted acquisition resulted in the Company recognizing a pre-tax bargain purchase gain of $1.8 million in the third quarter of 2010. On December 17, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Chestatee State Bank (“Chestatee”). This FDIC-assisted acquisition resulted in the Company recognizing a pre-tax bargain purchase gain of $8.9 million in the fourth quarter of 2010.

Non-interest income from all other sources was $5.4 million in 2010 compared to $2.2 million in 2009. The increase in non-interest income from other sources was due primarily to the accretion of the FDIC loss share receivable, net of the amortization of the FDIC clawback payable, of $2.4 million during 2010.

The following table presents non-interest income for the years ended December 31, 2011, 2010 and 2009.

Non-Interest Income

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Service charges on deposit accounts	$18,094	$15,156	$12,421
Mortgage lending income	3,277	3,863	3,312
Trust income	3,206	3,406	3,078
Bank owned life insurance income	2,307	2,151	3,186
Accretion of FDIC loss share receivable,net of amortization of FDIC clawback payable	10,141	2,429	—
Other loss share income, net	6,432	599	—
Gains on investment securities	933	4,544	26,982
Gains (losses) on sales of other assets	3,738	802	(177)
Gains on FDIC-assisted acquisitions	65,708	35,019	—
Other	3,247	2,353	2,249

Total non-interest income	$117,083	$70,322	$51,051

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses.

2011 compared to 2010

Non-interest expense for 2011 increased 40.2% to $122.5 million compared to $87.4 million in 2010. The Company’s efficiency ratio (non-interest expense divided by the sum of FTE net interest income and non-interest income) for 2011 was 41.6% compared to 42.9% in 2010.

Salaries and employee benefits, the Company’s largest component of non-interest expense, increased 40.1% to $56.3 million in 2011 from $40.2 million in 2010. The Company had 1,084 full-time equivalent employees at December 31, 2011, an increase of 23.0% from 881 full-time equivalent employees at December 31, 2010. This increase in full-time equivalent employees was due primarily to the Company’s three FDIC-assisted acquisitions during 2011.

Net occupancy and equipment expense for 2011 increased 38.5% to $14.7 million compared to $10.6 million in 2010. At December 31, 2011, the Company had 111 offices, including 66 in Arkansas, 27 in Georgia, ten in Texas, four in Florida, two in North Carolina, and one each in South Carolina and Alabama. At December 31, 2010, the Company had 90 offices, including 66 in Arkansas, ten in Georgia, seven in Texas, three in Florida, two in North Carolina, and one each in South Carolina and Alabama.

Other operating expenses for 2011 increased 40.7% to $51.6 million compared to $36.6 million in 2010, primarily as a result of the items described in the following paragraph.

The increase in non-interest operating expense in 2011 was primarily attributable to (i) $6.3 million of expenses related to FDIC-assisted acquisitions and costs incurred for completing and preparing for various systems conversions related to acquisitions compared to $3.8 million of such costs in 2010, (ii) $7.9 million of loan collection and repossession expenses in 2011 compared to $4.0 million in 2010, (iii) $3.5 million of expenses for travel and meals in 2011 compared to $1.7 million in 2010, (iv) increased operating expenses associated with having more offices in 2011 compared to 2010 and (v) a $1.25 million impairment charge on the Company’s only equity investment in a real estate development project during the second quarter of 2011. There was no impairment charge related to this investment in 2010.

2010 compared to 2009

Non-interest expense for 2010 increased 27.4% to $87.4 million compared to $68.6 million in 2009. The Company’s efficiency ratio for 2010 was 42.9% compared to 37.8% in 2009. The increase in the efficiency ratio in 2010 resulted from the Company’s total revenue (the sum of FTE net interest income and non-interest income) increasing at a slower rate than its non-interest expense.

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

Net occupancy and equipment expense for 2010 increased 9.0% to $10.6 million compared to $9.7 million in 2009. During 2010 the Company added five new northwest Georgia banking offices from its Unity acquisition, four new banking offices (one office each in North Carolina, South Carolina, Georgia and Alabama) from its Woodlands acquisition, three new banking offices in Florida from its Horizon acquisition, and four new north central Georgia banking offices from its Chestatee acquisition. The Company also opened a new de novo banking office in Benton, Arkansas during 2010. At December 31, 2010, the Company had 90 offices, including 66 in Arkansas, ten in Georgia, seven in Texas, three in Florida, two in North Carolina, and one each in South Carolina and Alabama. At December 31, 2009, the Company had 73 offices, including 65 in Arkansas, seven in Texas and one in North Carolina.

Other operating expenses for 2010 increased 35.5% to $36.6 million compared to $27.0 million in 2009. The increase in non-interest operating expense in 2010 was primarily attributable to (i) $9.0 million of writedowns of foreclosed assets during 2010 compared to $4.0 million of such writedowns during 2009, (ii) $3.8 million of expenses related to FDIC-assisted acquisitions in 2010 and costs incurred for completing and preparing for various systems conversions related to those acquisitions, (iii) costs of ongoing due diligence efforts and (iv) $1.0 million of general cash bonuses paid in 2010.

The following table presents non-interest expense for the years ended December 31, 2011, 2010 and 2009.

Non-Interest Expense

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Salaries and employee benefits	$56,262	$40,161	$31,847
Net occupancy and equipment expense	14,705	10,618	9,740
Other operating expenses:
Postage and supplies	3,091	1,981	1,530
Telephone and data lines	3,049	2,110	1,806
Advertising and public relations	3,571	2,076	1,083
Professional and outside services	4,822	3,024	1,793
Software expense	3,082	2,657	1,524
Travel and meals	3,488	1,726	666
FDIC and state assessments	719	678	673
FDIC insurance	2,155	3,238	4,291
ATM expense	1,022	881	745
Loan collection and repossession expense	7,873	4,001	3,999
Writedowns of foreclosed assets	9,525	8,960	4,009
Amortization of intangibles	1,677	431	110
Other	7,490	4,877	4,816

Total non-interest expense	$122,531	$87,419	$68,632

Income Taxes

The Company’s provision for income taxes was $50.2 million in 2011 compared to $26.6 million in 2010 and $12.9 million in 2009. Its effective income tax rates were 33.14%, 29.40% and 22.99%, respectively, for 2011, 2010 and 2009. The effective tax rate increased 374 bps in 2011 compared to 2010, and increased 641 bps in 2010 compared to 2009. The increase in the Company’s effective tax rate for 2011 and 2010 compared to the previous years was due primarily to the increase in taxable income and the decrease, both in volume and as a percentage of total income, of income exempt from federal and/or state income taxes. The effective tax rates for all periods were also affected by various other factors including other non-taxable income and non-deductible expenses.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2011, the Company’s loan and lease portfolio, excluding loans covered by FDIC loss share agreements, was $1.89 billion, an increase of 1.6% from $1.86 billion at December 31, 2010.

As of December 31, 2011, the Company’s loan and lease portfolio, excluding loans covered by FDIC loss share agreements, consisted of 88.1% real estate loans, 6.4% commercial and industrial loans, 2.1% consumer loans, 2.9% direct financing leases and 0.3% agricultural loans (non-real estate). Real estate loans, the Company’s largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens.

The amount and type of loans and leases outstanding, excluding loans covered by FDIC loss share agreements, are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$260,473	$266,014	$282,733	$275,281	$279,375
Non-farm/non-residential	708,766	678,465	606,880	551,821	445,303
Construction/land development	478,106	496,737	600,342	694,527	684,775
Agricultural	71,158	81,736	86,237	84,432	91,810
Multifamily residential	142,131	103,875	55,860	61,668	31,414

Total real estate	1,660,634	1,626,827	1,632,052	1,667,729	1,532,677
Commercial and industrial	120,679	120,038	150,208	206,058	173,128
Consumer	40,162	54,401	63,561	75,015	87,867
Direct financing leases	54,745	42,754	40,353	50,250	53,446
Agricultural (non-real estate)	6,322	9,962	15,509	19,460	22,439
Other	2,740	2,447	2,421	2,687	1,578

Total loans and leases	$1,885,282	$1,856,429	$1,904,104	$2,021,199	$1,871,135

Included in the Company’s loan and lease portfolio are certain loans acquired in FDIC-assisted acquisitions, primarily consumer loans, that are not covered by loss share. The amount of unpaid principal balance, the valuation discount and the carrying value of these non-covered acquired loans at December 31, 2011 and 2010 are reflected in the following table.

Non-Covered Loans Acquired in FDIC-Assisted Acquisitions

	December 31,
	2011	2010
	(Dollars in thousands)
Unpaid principal balance	$9,515	$7,689
Valuation discount	(4,716)	(2,373)

Carrying value	$4,799	$5,316

The amount and percentage of the Company’s loan and lease portfolio, excluding loans covered by FDIC loss share agreements, by state of originating office are reflected in the following table.

Loan and Lease Portfolio by State of Originating Office

	December 31,
	2011		2010		2009
Loans and Leases Attributable to Offices In	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,018,885	54.0%	$1,064,558	57.3%	$1,148,053	60.3%
Texas	788,570	41.8	685,317	36.9	643,575	33.8
North Carolina	65,908	3.5	101,165	5.5	112,476	5.9
Georgia	10,492	0.6	3,944	0.2	—	—
Florida	808	0.1	890	0.1	—	—
Alabama	590	—	513	—	—	—
South Carolina	29	—	42	—	—	—

Total	$1,885,282	100.0%	$1,856,429	100.0%	$1,904,104	100.0%

The amount and type of the Company’s real estate loans, excluding loans covered by FDIC loss share agreements, at December 31, 2011 based on the metropolitan statistical area (“MSA”) and other geographic areas in which the principal collateral is located are reflected in the following table. Data for individual states or MSAs is separately presented when aggregate real estate loans in that state or MSA exceed $10 million.

Geographic Distribution of Real Estate Loans

	Residential	Non-Farm/	Construction/
	1-4	Non-	Land		Multifamily
	Family	Residential	Development	Agricultural	Residential	Total
	(Dollars in thousands)
Arkansas:
Little Rock - North Little Rock - Conway, AR MSA	$93,950	$213,259	$79,366	$10,668	$4,514	$401,757
Fort Smith, AR - OK MSA	32,990	36,545	6,297	4,177	2,795	82,804
Fayetteville - Springdale - Rogers, AR - MO MSA	9,269	12,501	17,612	6,075	1,673	47,130
Hot Springs, AR MSA	8,525	8,818	7,102	—	1,471	25,916
Western Arkansas(1)	25,019	34,850	5,004	8,477	1,526	74,876
Northern Arkansas(2)	60,385	26,796	10,660	28,060	608	126,509
All other Arkansas(3)	7,261	11,316	3,295	2,446	82	24,400

Total Arkansas	237,399	344,085	129,336	59,903	12,669	783,392

Texas:
Dallas - Fort Worth - Arlington, TX MSA	6,603	137,707	166,015	55	60,341	370,721
Houston - Sugar Land - Baytown, TX MSA	—	64,562	29,805	—	13,226	107,593
San Antonio - New Braunfels, TX MSA	—	—	24,161	—	—	24,161
Austin - Round Rock - San Marcos, TX MSA	—	—	1,856	—	17,973	19,829
Texarkana, TX - Texarkana, AR MSA	10,393	9,585	3,952	247	1,152	25,329
Beaumont - Port Arthur, TX MSA	—	—	—	—	17,449	17,449
All other Texas(3)	1,056	13,805	1,832	—	3,491	20,184

Total Texas	18,052	225,659	227,621	302	113,632	585,266

North Carolina/South Carolina:
Charlotte - Gastonia - Concord, NC - SC MSA	703	28,625	11,948	—	5,125	46,401
All other North Carolina(3)	—	29,504	29,696	—	—	59,200
All other South Carolina(3)	992	12,443	5,311	—	6,543	25,289

Total North Carolina/ South Carolina	1,695	70,572	46,955	—	11,668	130,890

California	—	2,498	28,637	—	—	31,135
Washington - Arlington - Alexandria, DC - VA - MD - WV MSA	—	—	19,240	—	—	19,240
Oklahoma(4)	812	13,032	1,781	—	—	15,625
Mississippi	—	14,385	—	—	—	14,385
Louisiana	—	907	422	10,265	—	11,594
All other states(3)(5)	2,515	37,628	24,114	688	4,162	69,107

Total real estate loans	$260,473	$708,766	$478,106	$71,158	$142,131	$1,660,634

(1)	This geographic area includes the following counties in Western Arkansas: Johnson, Logan, Pope and Yell counties.
(2)	This geographic area includes the following counties in Northern Arkansas: Baxter, Boone, Marion, Newton, Searcy and Van Buren counties.
(3)	These geographic areas include all MSA and non-MSA areas that are not separately reported.
(4)	This geographic area includes all real estate loans in Oklahoma except loans in Le Flore and Sequoyah counties which are included in the Fort Smith, AR - OK MSA above.
(5)	Includes all states not separately presented above.

The amount and type of non-farm/non-residential loans, excluding loans covered by FDIC loss share agreements, at December 31, 2011 and 2010, and their respective percentage of the total non-farm/non-residential loan portfolio are reflected in the following table.

Non-Farm/Non-Residential Loans

	December 31,
	2011		2010
	Amount	%	Amount	%
	(Dollars in thousands)
Retail, including shopping centers and strip centers	$274,777	38.8%	$225,701	33.3%
Churches and schools	40,929	5.8	56,670	8.3
Office, including medical offices	101,724	14.3	90,924	13.4
Office warehouse, warehouse and mini-storage	60,173	8.5	64,137	9.5
Gasoline stations and convenience stores	9,627	1.4	14,452	2.1
Hotels and motels	67,598	9.5	45,078	6.6
Restaurants and bars	33,452	4.7	39,069	5.8
Manufacturing and industrial facilities	9,362	1.3	10,215	1.5
Nursing homes and assisted living centers	28,733	4.0	29,711	4.4
Hospitals, surgery centers and other medical	48,129	6.8	63,157	9.3
Golf courses, entertainment and recreational facilities	12,542	1.8	13,457	2.0
Other non-farm/non-residential	21,720	3.1	25,894	3.8

Total	$708,766	100.0%	$678,465	100.0%

The amount and type of construction/land development loans, excluding loans covered by FDIC loss share agreements, at December 31, 2011 and 2010, and their respective percentage of the total construction/land development loan portfolio are reflected in the following table.

Construction/Land Development Loans

	December 31,
	2011		2010
	Amount	%	Amount	%
	(Dollars in thousands)
Unimproved land	$92,288	19.3%	$99,084	20.0%
Land development and lots:
1-4 family residential and multifamily	144,550	30.2	168,080	33.8
Non-residential	90,797	19.0	74,745	15.1
Construction:
1-4 family residential:
Owner occupied	10,751	2.2	13,505	2.7
Non-owner occupied:
Pre-sold	3,777	0.8	4,153	0.8
Speculative	34,523	7.2	43,899	8.8
Multifamily	15,605	3.3	60,536	12.2
Industrial, commercial and other	85,815	18.0	32,735	6.6

Total	$478,106	100.0%	$496,737	100.0%

The establishment of interest reserves for construction and development loans is established banking practice, and many of the Company’s construction and development loans provide for the use of interest reserves. When the Company underwrites construction and development loans, it considers the expected total project costs, including hard costs such as land, site work and construction costs and soft costs such as architectural and engineering fees, closing costs, leasing commissions and construction period interest. Based on the total project costs and other factors, the Company determines the required borrower cash equity contribution and the maximum amount the Company is willing to loan. In the vast majority of cases, the Company requires that all of the borrower’s cash equity contribution be contributed prior to any significant loan advances. This ensures that the borrower’s cash equity required to complete the project will in fact be available for such purposes. As a result of this practice, the borrower’s cash equity typically goes toward the purchase of the land and early stage hard costs and soft costs. This results in the Company funding the loan later as the project progresses, and accordingly, the Company typically funds the majority of the construction period interest through loan advances. However, when the Company initially determines the borrower’s cash equity requirement, the Company typically requires the borrower’s cash equity to cover a majority, or all, of the soft costs, including an amount equal to construction period interest, and an appropriate portion of the hard costs. During 2011, the Company advanced construction period interest totaling approximately $3.2 million on construction and development loans. While the Company advanced these sums as part of the funding process, the Company believes that the borrowers in effect had in most cases already provided for these sums as part of their initial equity contribution. Specifically, the maximum committed balance of all construction and development loans which provide for the use of interest reserves at December 31, 2011 was $510 million, of which $325 million was outstanding at December 31, 2011 and $185 million remained to be advanced. The weighted average loan to cost on such loans, assuming such loans are ultimately fully advanced, will be approximately 59%, which means that the weighted average cash equity contributed on such loans, assuming such loans are ultimately fully advanced, will be approximately 41%. The weighted average final loan to value ratio on such loans, based on the most recent appraisals and assuming such loans are ultimately fully advanced, is expected to be approximately 56%.

Loan and Lease Maturities

The following table reflects loans and leases, excluding loans covered by FDIC loss share agreements, grouped by remaining maturities at December 31, 2011 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

		Over 1
	1 Year	Through	Over
	or Less	5 Years	5 Years	Total
	(Dollars in thousands)
Real estate	$534,944	$1,003,291	$122,399	$1,660,634
Commercial and industrial	75,081	44,154	1,444	120,679
Consumer	11,607	27,276	1,279	40,162
Direct financing leases	2,940	51,805	—	54,745
Other	4,915	4,118	29	9,062

Total	$629,487	$1,130,644	$125,151	$1,885,282

Fixed rate	$224,745	$498,470	$90,328	$813,543
Floating rate (not at a floor or ceiling rate)	6,673	3,176	4,924	14,773
Floating rate (at floor rate)	398,069	628,998	29,899	1,056,966
Floating rate (at ceiling rate)	—	—	—	—

Total	$629,487	$1,130,644	$125,151	$1,885,282

The following table reflects loans and leases, excluding loans covered by FDIC loss share agreements, as of December 31, 2011 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

		Over 1	Over 2	Over 3
	1 Year	Through	Through	Through	Over
	or Less	2 Years	3 Years	5 Years	5 Years	Total
	(Dollars in thousands)
Fixed rate	$283,162	$202,242	$142,091	$119,778	$66,270	$813,543
Floating rate (not at a floor or ceiling rate)	13,178	322	1,044	229	—	14,773
Floating rate (at floor rate)(1)	1,055,523	555	888	—	—	1,056,966
Floating rate (at ceiling rate)	—	—	—	—	—	—

Total	$1,351,863	$203,119	$144,023	$120,007	$66,270	$1,885,282

Percentage of total	71.7%	10.8%	7.6%	6.4%	3.5%	100.0%
Cumulative percentage of total	71.7	82.5	90.1	96.5	100.0

(1)	The inclusion of a floor rate in many of the Company’s loans and leases has lessened the impact of falling interest rates on the Company’s loan and lease yields. Conversely, many loans and leases with floor rates will not immediately reprice in a rising rate environment if the interest rate index and margin on such loans and leases continue to result in a computed interest rate less than the applicable floor rate. The earnings simulation model results included in the interest rate risk section of this Management’s Discussion and Analysis include consideration of the impact of all interest rate floors and ceilings in loans and leases.

Covered Assets, FDIC Loss Share Receivable and FDIC Clawback Payable

On March 26, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Unity in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

On July 16, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Woodlands in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets

On September 10, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Horizon in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

On December 17, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Chestatee in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

On January 14, 2011, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Oglethorpe in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

On April 29, 2011, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of First Choice in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

On April 29, 2011, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Park Avenue in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

In conjunction with each of these acquisitions, the Bank entered into loss share agreements with the FDIC such that the Bank and the FDIC will share in the losses on assets covered under the loss share agreements. Pursuant to the terms of the loss share agreements for the Unity acquisition, on losses up to $65 million, the FDIC will reimburse the Bank for 80% of losses. On losses exceeding $65 million, the FDIC will reimburse the Bank for 95% of losses. Pursuant to the terms of the loss share agreements for the Woodlands, Chestatee, Oglethorpe and First Choice acquisitions, the FDIC will reimburse the Bank for 80% of losses. Pursuant to the terms of the loss share agreements for the Horizon acquisition, the FDIC will reimburse the Bank on single family residential loans and related foreclosed assets for (i) 80% of losses up to $11.8 million, (ii) 30% of losses between $11.8 million and $17.9 million and (iii) 80% of losses in excess of $17.9 million. For non-single family residential loans and related foreclosed assets, the FDIC will reimburse the Bank for (i) 80% of losses up to $32.3 million, (ii) 0% of losses between $32.3 million and $42.8 million and (iii) 80% of losses in excess of $42.8 million. Pursuant to the terms of the loss share agreements for the Park Avenue acquisition, the FDIC will reimburse the Bank for (i) 80% of losses up to $218.2 million, (ii) 0% of losses between $218.2 million and $267.5 million and (iii) 80% of losses in excess of $267.5 million.

The loss share agreements applicable to single family residential mortgage loans and related foreclosed assets provide for FDIC loss sharing and the Bank’s reimbursement to the FDIC for recoveries of covered losses for ten years from the date on which each applicable loss share agreement was entered. The loss share agreements applicable to commercial loans and related foreclosed assets provide for FDIC loss sharing for five years from the date on which each applicable loss share agreement was entered and the Bank’s reimbursement to the FDIC for recoveries of covered losses for an additional three years thereafter.

To the extent that actual losses incurred by the Bank are less than (i) $65 million on the Unity assets covered under the loss share agreements, (ii) $107 million on the Woodlands assets covered under the loss share agreements, (iii) $60 million on the Horizon assets covered under the loss share agreements, (iv) $66 million on the Chestatee assets covered under the loss share agreements, (v) $66 million on the Oglethorpe assets covered under the loss share agreements, (vi) $87 million on the First Choice assets covered under the loss share agreements and (vii) $269 million on the Park Avenue assets covered under loss share agreements, the Bank may be required to reimburse the FDIC under the clawback provisions of the loss share agreements.

The covered loans and covered foreclosed assets and the related FDIC loss share receivable and the FDIC clawback payable are reported at the net present value of expected future amounts to be paid or received.

A summary of the covered assets, the FDIC loss share receivable and the FDIC clawback payable is as follows:

Covered Assets, FDIC Loss Share Receivable and FDIC Clawback Payable

	December 31,
	2011	2010
	(Dollars in thousands)
Covered loans	$806,924	$489,468
FDIC loss share receivable	278,263	158,137
Covered foreclosed assets	72,907	31,145

Total	$1,158,094	$687,750

FDIC clawback payable	$24,606	$6,904

Covered Loans

Purchased loans acquired in a business combination, including loans covered by FDIC loss share agreements, or covered loans, are accounted for in accordance with the provisions of generally accepted accounting principles (“GAAP”) applicable to loans acquired with deteriorated credit quality and pursuant to the American Institute of Certificated Public Accountants’ (“AICPA”) December 18, 2009 letter in which the AICPA summarized the U.S. Securities and Exchange Commission’s (“SEC”) view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Considering, among other factors, the general lack of adequate underwriting, proper documentation, appropriate loan structure and insufficient equity contributions for a large number of these acquired loans, and the uncertainty of the borrowers’ and/or guarantors’ ability or willingness to make contractually required (or any) principal and interest payments, management has determined that a significant portion of the purchased loans acquired in FDIC-assisted acquisitions has evidence of credit deterioration since origination. Accordingly, management has elected to apply the provisions of GAAP applicable to loans acquired with deteriorated credit quality, as provided by the AICPA’s December 18, 2009 letter, to all purchased loans acquired in its FDIC-assisted acquisitions.

At the time such purchased loans are acquired, management individually evaluates substantially all loans acquired in the transaction. This evaluation allows management to determine the estimated fair value of the purchased loans (not considering any FDIC loss sharing agreements) and includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. To the extent that any purchased loan acquired in a FDIC-assisted acquisition is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the purchased loans that were individually reviewed in that purchased loan portfolio.

As provided for under GAAP, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Once management has finalized the fair values of acquired assets and assumed liabilities within this 12-month period, management considers such values to be the Day 1 Fair Values.

In determining the Day 1 Fair Values of purchased loans, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income. Any such increase or decrease in expected cash flows will result in a corresponding decrease or increase, respectively, of the FDIC loss share receivable for the portion of such reduced or additional loss expected to be collected from the FDIC.

The accretable difference on purchased loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan. At December 31, 2011, the weighted average period during which management expects to receive the estimated cash flows for its covered loan portfolio (not considering any payment under the FDIC loss share agreements) is 2.4 years.

Management separately monitors the purchased loan portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is typically reviewed (i) when it is modified or extended, (ii) when material information becomes available to the Company that provides additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows which include a substantial portion of each acquired loan portfolio. To the extent that a loan is performing in accordance with management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the Company’s credit quality ratios, is not considered to be an impaired loan, is not risk rated in a similar manner as are the Company’s non-purchased loans and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is generally included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses.

The following table presents a summary, by acquisition, of covered loans acquired as of the dates of acquisition and activity within covered loans during the periods indicated.

Covered Loans

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
At acquistion date:
Contractually required principal and interest	$208,410	$315,103	$179,441	$181,523	$174,110	$260,178	$452,658	$1,771,423
Nonaccretable difference	(52,526)	(83,933)	(52,388)	(47,538)	(67,300)	(86,210)	(126,321)	(516,216)

Cash flows expected to be collected	155,884	231,170	127,053	133,985	106,810	173,968	326,337	1,255,207
Accretable difference	(21,432)	(44,692)	(35,245)	(22,604)	(25,376)	(24,074)	(63,420)	(236,843)

Fair value at acquisition date	$134,452	$186,478	$91,808	$111,381	$81,434	$149,894	$262,917	$1,018,364

Carrying value at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
Covered loans acquired	134,452	186,478	91,808	111,381	—	—	—	524,119
Accretion	7,436	7,144	2,222	339	—	—	—	17,141
Transfers to foreclosed assets covered by FDIC loss share agreements	(2,755)	(2,599)	—	—	—	—	—	(5,354)
Payments received	(23,786)	(15,356)	(6,339)	(669)	—	—	—	(46,150)
Other activity, net	(364)	53	23	—	—	—	—	(288)

Carrying value at December 31, 2010	114,983	175,720	87,714	111,051	—	—	—	489,468
Covered loans acquired	—	—	—	—	81,434	149,894	262,917	494,245
Accretion	7,662	13,716	6,716	8,193	6,461	7,798	15,589	66,135
Transfers to foreclosed assets covered by FDIC loss share agreements	(5,197)	(14,938)	(1,990)	(2,381)	(1,218)	(858)	(2,432)	(29,014)
Payments received	(20,296)	(40,256)	(11,598)	(40,814)	(22,061)	(22,514)	(48,249)	(205,788)
Other activity, net	(792)	(2,467)	(1,044)	(1,348)	(225)	(1,015)	(1,231)	(8,122)

Carrying value at December 31, 2011	$96,360	$131,775	$79,798	$74,701	$64,391	$133,305	$226,594	$806,924

The following table presents a summary of the carrying value and type of covered loans at December 31, 2011 and 2010.

Covered Loan Portfolio

	December 31,
	2011	2010
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$202,621	$132,108
Non-farm/non-residential	369,757	214,435
Construction/land development	160,872	102,099
Agricultural	24,104	9,643
Multifamily residential	15,894	10,709

Total real estate	773,248	468,994
Commercial and industrial	29,749	17,999
Consumer	958	1,248
Agricultural (non-real estate)	2,806	73
Other	163	1,154

Total covered loans	$806,924	$489,468

The following table presents a summary, by acquisition, of changes in the accretable difference on covered loans during the periods indicated.

Accretable Difference on Covered Loans

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
Accretable difference at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
Accretable difference acquired	21,432	44,692	35,245	22,604	—	—	—	123,973
Accretion	(7,436)	(7,144)	(2,222)	(339)	—	—	—	(17,141)
Adjustments to accretable difference due to:
Covered loans transferred to foreclosed assets covered by FDIC loss share agreements	(299)	(109)	—	—	—	—	—	(408)
Covered loans paid off	(871)	(1,010)	(1,075)	—	—	—	—	(2,956)
Cash flow revisions as a result of renewals and/or modifications of covered loans	2,453	647	4	—	—	—	—	3,104
Other, net	—	106	213	—	—	—	—	319

Accretable difference at December 31, 2010	15,279	37,182	32,165	22,265	—	—	—	106,891
Accretable difference acquired	—	—	—	—	25,376	24,074	63,420	112,870
Accretion	(7,662)	(13,716)	(6,716)	(8,193)	(6,461)	(7,798)	(15,589)	(66,135)
Adjustments to accretable difference due to:
Covered loans transferred to foreclosed assets covered by FDIC loss share agreements	(384)	(1,611)	(191)	(503)	(315)	(91)	(327)	(3,422)
Covered loans paid off	(273)	(2,146)	(934)	(4,564)	(2,811)	(1,435)	(3,167)	(15,330)
Cash flow revisions as a result of renewals and/or modifications of covered loans	3,514	4,691	10	1,481	1,446	1,269	2,097	14,508
Other, net	140	155	98	177	103	165	671	1,509

Accretable difference at December 31, 2011	$10,614	$24,555	$24,432	$10,663	$17,338	$16,184	$47,105	$150,891

FDIC Loss Share Receivable

In connection with the Company’s FDIC-assisted acquisitions, the Company has recorded a FDIC loss share receivable to reflect the indemnification provided by the FDIC. Currently, the expected losses on covered assets for each of the Company’s loss share agreements would result in expected recovery of approximately 80% of incurred losses. Since the indemnified items are covered loans and covered foreclosed assets, which are measured at Day 1 Fair Values, the FDIC loss share receivable is also measured and recorded at Day 1 Fair Values, and is calculated by discounting the cash flows expected to be received from the FDIC. A discount rate of 5.0% per annum was used to determine the net present value of the FDIC loss share receivable. These cash flows are estimated by multiplying estimated losses by the reimbursement rates as set forth in the loss share agreements. The balance of the FDIC loss share receivable is adjusted periodically to reflect changes in expectations of discounted cash flows, expense reimbursements under the loss share agreements and other factors.

The following table presents a summary, by acquisition, of the FDIC loss share receivable as of the dates of acquisition and the activity within the FDIC loss share receivable during the periods indicated.

FDIC Loss Share Receivable

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
At acquisition date:
Expected principal loss on covered assets:
Covered loans	$50,354	$73,220	$40,537	$46,869	$62,890	$81,583	$115,127	$470,580
Covered foreclosed assets	9,979	5,897	3,678	15,960	7,907	628	49,850	93,899

Total expected principal losses	60,333	79,117	44,215	62,829	70,797	82,211	164,977	564,479
Estimated loss sharing percentage(1)	80%	80%	80%	80%	80%	80%	80%	80%

Estimated recovery from FDIC loss share agreements	48,266	63,294	35,372	50,263	56,638	65,769	131,982	451,584
Discount for net present value on FDIC loss share receivable	(4,119)	(7,428)	(6,283)	(4,204)	(5,535)	(6,225)	(16,050)	(49,844)

Net present value of FDIC loss share receivable at acquisition date	$44,147	$55,866	$29,089	$46,059	$51,103	$59,544	$115,932	$401,740

Carrying value at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
FDIC loss share receivable recorded at acquisition	44,147	55,866	29,089	46,059	—	—	—	175,161
Accretion income	1,229	1,007	331	—	—	—	—	2,567
Cash received from FDIC	(15,308)	(4,802)	—	—	—	—	—	(20,110)
Other activity, net	1,052	(295)	(238)	—	—	—	—	519

Carrying value at December 31, 2010	31,120	51,776	29,182	46,059	—	—	—	158,137
FDIC loss share receivable recorded at acquisition	—	—	—	—	51,103	59,544	115,932	226,579
Accretion income	741	1,807	927	1,363	1,997	1,814	2,427	11,076
Cash received from FDIC	(5,069)	(23,001)	(9,505)	(18,466)	(11,942)	(12,372)	(28,646)	(109,001)
Reductions of FDIC loss share receivable for payments on covered loans in excess of Day 1 Fair Values estimates	(875)	(3,590)	(948)	(2,892)	(4,565)	(1,612)	(7,204)	(21,686)
Expenses on covered assets reimbursable by FDIC	1,376	1,606	1,183	1,330	737	472	1,943	8,647
Other activity, net	282	579	918	1,988	390	136	218	4,511

Carrying value at December 31, 2011	$27,575	$29,177	$21,757	$29,382	$37,720	$47,982	$84,670	$278,263

(1)	Certain of the Company’s loss share agreements contain tranches whereby the FDIC’s loss sharing percentage is more than or less than 80%. However, management’s current expectation of most of the principal losses on covered assets under each of the loss share agreements falls in the tranches whereby the FDIC would reimburse the Company for approximately 80% of such losses.

Foreclosed Assets Covered by FDIC Loss Share Agreements

Foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, are recorded at Day 1 Fair Values. In estimating the fair value of covered foreclosed assets, management considers a number of factors including, among others, appraised value, estimated selling prices, estimated selling costs, estimated holding periods and net present value of cash flows expected to be received. Discount rates ranging from 8.0% to 9.5% per annum were used to determine the net present value of covered foreclosed assets.

The following table presents a summary, by acquisition, of foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, as of the dates of acquisition and activity within covered foreclosed assets during the periods indicated.

Foreclosed Assets Covered by FDIC Loss Share Agreements

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
At acquisition date:
Balance on acquired bank’s books	$20,304	$12,258	$8,391	$31,647	$16,554	$2,773	$91,442	$183,369
Total expected losses	(9,979)	(5,897)	(3,678)	(15,960)	(7,907)	(628)	(49,850)	(93,899)
Discount for net present value of expected cash flows	(1,466)	(1,332)	(1,030)	(2,281)	(1,562)	(474)	(10,412)	(18,557)

Fair value at acquisition date	$8,859	$5,029	$3,683	$13,406	$7,085	$1,671	$31,180	$70,913

Carrying value at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
Covered foreclosed assets acquired	8,859	5,029	3,683	13,406	—	—	—	30,977
Covered loans transferred to covered foreclosed assets	2,755	2,599	—	—	—	—	—	5,354
Sales of covered foreclosed assets	(3,554)	(1,632)	—	—	—	—	—	(5,186)

Carrying value at December 31, 2010	8,060	5,996	3,683	13,406	—	—	—	31,145
Covered foreclosed assets acquired	—	—	—	—	7,085	1,671	31,180	39,936
Covered loans transferred to covered foreclosed assets	5,197	14,938	1,990	2,381	1,218	858	2,432	29,014
Sales of covered foreclosed assets	(2,985)	(6,499)	(1,996)	(6,110)	(1,171)	(305)	(8,122)	(27,188)

Carrying value at December 31, 2011	$10,272	$14,435	$3,677	$9,677	$7,132	$2,224	$25,490	$72,907

The following table presents a summary of the carrying value and type of foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, at December 31, 2011 and 2010.

Foreclosed Assets Covered by FDIC Loss Share Agreements

	December 31,
	2011	2010
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$15,945	$10,624
Non-farm/non-residential	11,624	3,755
Construction/land development	43,323	16,366
Multifamily residential	2,014	—

Total real estate	72,906	30,745
Repossessions	1	400

Total covered foreclosed assets	$72,907	$31,145

FDIC Clawback Payable

Pursuant to the clawback provisions of the loss share agreements for the Company’s FDIC-assisted acquisitions, the Company may be required to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement. The amount of the clawback provision for each acquisition is measured and recorded at Day 1 Fair Values. It is calculated as the difference between management’s estimated losses on covered loans and covered foreclosed assets and the loss threshold contained in each loss share agreement, multiplied by the applicable clawback provisions contained in each loss share agreement. This clawback amount, which is payable to the FDIC upon termination of the applicable loss share agreement, is then discounted back to net present value using a discount rate of 5.0% per annum. To the extent that actual losses on covered loans and covered foreclosed assets are less than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will increase. To the extent that actual losses on covered loans and covered foreclosed assets are more than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will decrease.

The following table presents a summary, by acquisition, of the FDIC clawback payable as of the dates of acquisition and activity within the FDIC clawback payable during the periods indicated.

FDIC Clawback Payable

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
At acquisition date:
Estimated FDIC clawback payable	$2,612	$4,846	$2,380	$1,291	$1,721	$1,515	$24,219	$38,584
Discount for net present value on FDIC clawback payable	(1,046)	(1,905)	(919)	(499)	(664)	(585)	(9,351)	(14,969)

Net present value of FDIC clawback payable at acquisition date	$1,566	$2,941	$1,461	$792	$1,057	$930	$14,868	$23,615

Carrying value at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
FDIC clawback payable recorded at acquisition	1,566	2,941	1,461	792	—	—	—	6,760
Amortization expense	63	63	12	—	—	—	—	138
Other activity, net	—	—	6	—	—	—	—	6

Carrying value at December 31, 2010	1,629	3,004	1,479	792	—	—	—	6,904
FDIC clawback payable recorded at acquisition	—	—	—	—	1,057	930	14,868	16,855
Amortization expense	80	149	73	55	42	31	505	935
Other activity, net	—	—	—	(88)	—	—	—	(88)

Carrying value at December 31, 2011	$1,709	$3,153	$1,552	$759	$1,099	$961	$15,373	$24,606

Nonperforming Assets

Nonperforming assets, excluding assets covered by FDIC loss share agreements, consist of (1) nonaccrual loans and leases, (2) accruing loans and leases 90 days or more past due, (3) certain troubled and restructured loans for which a concession has been granted by the Company to the borrower because of a deterioration in the financial position of the borrower (“TDRs”) and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan or lease obligations or upon foreclosure.

The Company generally places a loan or lease on nonaccrual status when such loan or lease is (i) deemed impaired or (ii) 90 days or more past due, or earlier when doubt exists as to the ultimate collection of payments. The Company may continue to accrue interest on certain loans or leases contractually past due 90 days or more if such loans or leases are both well secured and in the process of collection. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans and leases are generally returned to accrual status when payments are less than 90 days past due and the Company reasonably expects to collect all payments. If a loan or lease is determined to be uncollectible, the portion of the principal determined to be uncollectible will be charged against the allowance for loan and lease losses. Income on nonaccrual loans or leases, including impaired loans and leases but excluding certain TDRs which continue to accrue interest, is recognized on a cash basis when and if actually collected.

The following table presents information, excluding loans and foreclosed assets covered by FDIC loss share agreements, concerning nonperforming assets, including nonaccrual loans and leases, TDRs, and foreclosed assets as of the date indicated.

Nonperforming Assets

	December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Nonaccrual loans and leases	$12,494	$13,944	$23,604	$15,382	$6,610
Accruing loans and leases 90 days or more past due	—	—	—	—	26
TDRs	1,000	—	—	—	—

Total nonperforming loans and leases	13,494	13,944	23,604	15,382	6,636
Foreclosed assets not covered by FDIC loss share agreements (1)	31,762	42,216	61,148	10,758	3,112

Total nonperforming assets(2)	$45,256	$56,160	$84,752	$26,140	$9,748

Nonperforming loans and leases to total loans and leases(2)	0.72%	0.75%	1.24%	0.76%	0.35%
Nonperforming assets to total assets(2)	1.18	1.72	3.06	0.81	0.36

(1)	Repossessed personal properties and real estate acquired through or in lieu of foreclosure are initially recorded at the lesser of current principal investment or estimated market value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated market value net of estimated selling costs, if lower, until disposition.
(2)	Excludes assets covered by FDIC loss share agreements, except for their inclusion in total assets.

Because covered loans and covered foreclosed assets are not included in the above calculations of the Company’s nonperforming loans and leases ratio and nonperforming assets ratio, the Company’s nonperforming loans and leases ratio and nonperforming assets ratio may not be comparable from period to period or with such ratios of other financial institutions, including institutions that have made FDIC-assisted acquisitions.

As of December 31, 2011, the Company had identified purchased loans covered by FDIC loss share agreements acquired in its FDIC-assisted acquisitions totaling $3.2 million where the expected performance of such loans had deteriorated from management’s performance expectations established in conjunction with the determination of the Day 1 Fair Values. As a result the Company recorded partial charge-offs, net of adjustments to the FDIC loss share receivable and the FDIC clawback payable, totaling $0.3 million for such loans during the fourth quarter of 2011. The Company also recorded $0.3 million of provision for loan and lease losses during the fourth quarter of 2011 to cover such charge-offs. In addition to such net charge-offs, the Company also transferred certain of these covered loans to covered foreclosed assets during the fourth quarter of 2011. As a result of these actions, the Company had $1.9 million of impaired covered loans at December 31, 2011 (none at December 31, 2010).

If an adequate current determination of collateral value has not been performed, once a loan or lease is considered impaired, management seeks to establish an appropriate value for the collateral. This assessment may include (i) obtaining an updated appraisal, (ii) obtaining one or more broker price opinions or comprehensive market analyses, (iii) internal evaluations or (iv) other methods deemed appropriate considering the size and complexity of the loan and the underlying collateral. On an ongoing basis, typically at least quarterly, the Company evaluates the underlying collateral on all impaired loans and leases and, if needed, due to changes in market or property conditions, the underlying collateral is reassessed and the estimated fair value is revised. The determination of collateral value includes any adjustments considered necessary related to estimated holding period and estimated selling costs.

At December 31, 2011, the Company has reduced the carrying value of its non-covered loans and leases deemed impaired (all of which were included in nonaccrual loans and leases) by $9.9 million to the estimated fair value of such loans and leases of $10.5 million. The adjustment to reduce the carrying value of impaired loans and leases to estimated fair value consisted of $8.1 million of partial charge-offs and $1.8 million of specific loan and lease loss allocations. These amounts do not include the Company’s $1.9 million of impaired covered loans at December 31, 2011.

The following table presents information concerning the geographic location of nonperforming assets, excluding assets covered by FDIC loss share agreements, at December 31, 2011. Nonaccrual loans and leases are reported in the physical location of the principal collateral. Foreclosed assets are reported in the physical location of the asset. Repossessions are reported at the physical location where the borrower resided or had its principal place of business at the time of repossession.

Geographic Distribution of Nonperforming Assets

	Nonperforming		Total
	Loans and	Foreclosed	Nonperforming
	Leases	Assets	Assets
	(Dollars in thousands)
Arkansas	$9,578	$12,955	$22,533
Texas	313	16,030	16,343
North Carolina	2,876	975	3,851
South Carolina	393	1,155	1,548
Georgia	270	5	275
Florida	63	—	63
Alabama	—	—	—
All other	1	642	643

Total	$13,494	$31,762	$45,256

Allowance and Provision for Loan and Lease Losses

Excluding covered loans, the Company’s allowance for loan and lease losses was $39.2 million, or 2.08% of total loans and leases at December 31, 2011, compared with $40.2 million, or 2.17% of total loans and leases, at December 31, 2010, and $39.6 million, or 2.08% of loans and leases, at December 31, 2009. The Company had no allowance for covered loans at December 31, 2011, 2010 or 2009. Excluding covered loans, the Company’s allowance for loan and lease losses was equal to 290% of its total nonperforming loans and leases at December 31, 2011 compared to 288% at December 31, 2010 and 168% at December 31, 2009. While the Company believes the current allowance is appropriate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

The amount of provision to the allowance for loan and lease losses is based on the Company’s analysis of the adequacy of the allowance for loan and lease losses utilizing the criteria discussed below. The provision for loan and lease losses for 2011 was $11.8 million, including $11.5 million for non-covered loans and leases and $0.3 million for covered loans, compared to $16.0 million for non-covered loans and leases and no provision for covered loans in 2010. The Company’s provision for loan and lease losses in 2009, all of which was for non-covered loans and leases, was $44.8 million. The Company’s decrease in its provision for loan and lease losses for 2011 compared to 2010 and for 2010 compared to 2009 was primarily due to the reduction of net charge-offs in 2011 compared to 2010 and in 2010 compared to 2009. Additionally, the Company’s provision for loan and lease losses and its net charge-offs for 2009 were significantly impacted by the weak economic conditions that existed during 2009.

An analysis of the allowance for loan and lease losses for the periods indicated is shown in the following table.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Balance, beginning of period	$40,230	$39,619	$29,512	$19,557	$17,699
Non-covered loans and leases charged off:
Real estate:
Residential 1-4 family	2,743	872	1,619	1,079	215
Non-farm/non-residential	1,033	1,702	3,182	552	182
Construction/land development	5,651	4,037	20,188	3,059	796
Agricultural	771	301	844	645	37
Multifamily/residential	—	133	4,355	250	—

Total real estate	10,198	7,045	30,188	5,585	1,230
Commercial and industrial	1,465	6,937	3,347	1,259	1,798
Consumer	825	1,196	1,303	1,783	1,046
Direct financing leases	413	478	648	734	367
Other	87	1,108	399	270	203

Total non-covered loans and leases charged off	12,988	16,764	35,885	9,631	4,644

Recoveries of non-covered loans and leases previously charged off:
Real estate:
Residential 1-4 family	64	99	99	55	25
Non-farm/non-residential	16	87	147	76	3
Construction/land development	30	253	82	29	—
Agricultural	—	45	—	—	19
Multifamily residential	—	1	1	—	—

Total real estate	110	485	329	160	47
Commercial and industrial	142	656	566	51	62
Consumer	166	212	183	317	209
Direct financing leases	5	20	67	21	27
Other	4	2	47	12	7

Total recoveries	427	1,375	1,192	561	352

Net non-covered loans and leases charged off	12,561	15,389	34,693	9,070	4,292
Covered loans charged off	275	—	—	—	—

Net charge-offs - total loans and leases	12,836	15,389	34,693	9,070	4,292
Provision for loan and lease losses	11,775	16,000	44,800	19,025	6,150

Balance, end of period	$39,169	$40,230	$39,619	$29,512	$19,557

Net charge-offs of non-covered loans and leases to average non-covered loans and leases (1)	0.69%	0.81%	1.75%	0.45%	0.22%
Net charge-offs of total loans and leases, including covered and non-covered loans and leases, to total loans and leases	0.49%	0.73%	1.75%	0.45%	0.22%
Allowance for loan and lease losses to total non-covered loans and leases (1)	2.08%	2.17%	2.08%	1.46%	1.05%
Allowance for loan and lease losses to nonperforming loans and leases (1)	290%	288%	168%	192%	295%

(1)	Excludes assets covered by FDIC loss share agreements.

Provisions to and the adequacy of the allowance for loan and lease losses are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and mix of the portfolio, including concentrations of credit;

general economic and business conditions, including national, regional and local business and economic conditions that may affect borrowers’ or lessees’ ability to pay; expectations regarding the current business cycle; trends that could affect collateral values and other relevant factors. The Company also utilizes a peer group analysis and a historical analysis to validate the overall adequacy of its allowance for loan and lease losses. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. While a specific allowance has been calculated for impaired loans and leases and for loans and leases where the Company has otherwise determined a specific reserve is appropriate, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

The Company’s internal grading system assigns one of nine grades to all loans and leases, with each grade being assigned a specific allowance allocation percentage, except residential 1-4 family loans, consumer loans and purchased loans, including covered loans.

The grade for each graded individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. These risk elements include, among others, the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age, condition, value, nature and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan-to-value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, condition, value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, condition, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

Residential 1-4 family and consumer loans are assigned an allowance allocation percentage based on past due status.

Allowance allocation percentages for the various risk grades and past due categories for residential 1-4 family and consumer loans are determined by management and are adjusted periodically. In determining these allowance allocation percentages, management considers, among other factors, historical loss percentages and a variety of subjective criteria in determining the allowance allocation percentages.

For purchased loans, including covered loans, management separately monitors this portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that a revised loss estimate exceeds the loss estimate established in the determination of the Day 1 Fair Values, such deterioration will result in an allowance allocation or a charge-off. At December 31, 2011 and 2010, the Company had no allowance for its covered loans because all losses had been charged off on covered loans whose performance had deteriorated from management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease, excluding purchased loans and loans covered by FDIC loss share agreements, to be impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company considers a purchased loan, including a covered loan, to be impaired once a decrease in expected cash flows, subsequent to the determination of the Day 1 Fair Values, results in an allowance allocation, a partial or full charge-off or in a provision for loan and lease losses. Most of the Company’s nonaccrual loans and leases, excluding loans covered by FDIC loss share agreements, and all TDRs are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses or is charged off as a reduction of the allowance for loan and lease losses.

The Company also maintains an allowance for certain loans and leases, excluding purchased loans and loans covered by FDIC loss share agreements, not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine if an allowance is needed for these loans and leases. For the purpose of calculating the amount of such allowance, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for such an allowance exceeds its net collateral value or its estimated discounted cash flows, such excess is considered allocated allowance for purposes of the determination of the allowance for loan and lease losses.

The Company also includes further allowance allocation for risk-rated loans, including commercial real estate loans and excluding purchased loans and loans covered by FDIC loss share agreements, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors.

Prior to December 31, 2011, the Company utilized the sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance, as the primary indicator of the appropriate level of allowance for loan and lease losses. During the fourth quarter of 2011, the Company refined its allowance calculation whereby it “allocated” the portion of the allowance that was previously deemed to be unallocated allowance. This refined allowance calculation includes specific allowance allocations at December 31, 2011 for qualitative factors including, among other factors, (i) concentrations of credit, (ii) general economic and business conditions, (iii) trends that could effect collateral values and (iv) expectations regarding the current business cycle. The Company may also consider other qualitative factors in future periods for additional allowance allocations, including, among other factors, (1) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (2) seasoning of the loan and lease portfolio, (3) specific industry conditions affecting portfolio segments, (4) the Company’s expansion into new markets and (5) the offering of new loan and lease products. Because the Company has refined its allowance calculation during 2011 such that it no longer maintains unallocated allowance at December 31, 2011, the Company’s allocation of its allowance at December 31, 2011 may not be comparable with prior periods.

In addition to the allowance for loan and lease losses methodology described above, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases) maintained by the Bank to the peer group average percentages as shown on the most recently available FDIC’s Uniform Bank Performance Report and FRB’s Uniform Bank Holding Company Performance Report. This comparison is used to validate the overall adequacy of the allowance for loan and lease losses.

The board of directors reviews the analysis of the adequacy of the allowance for loan and lease losses on a quarterly basis, or more frequently as needed, to determine whether the amount of provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management’s assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans, consumer loans and covered loans, (ii) the past due status of residential 1-4 family loans and consumer loans, (iii) allowances made for specific loans and leases, (iv) “stressed” market allocations, (v) allowance allocations for covered loans and (vi) qualitative factor allocations, the total allowance amount is available to absorb losses across the Company’s entire loan and lease portfolio.

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases within each category, or loan and lease categories in general and, prior to December 31, 2011, the unallocated allowance. As previously discussed, the Company refined its allowance calculation during 2011 such that it no longer maintains unallocated allowance. The table also reflects the percentage of loans and leases, excluding loans covered by FDIC loss share agreements, in each category to the total portfolio of non-covered loans and leases for each of the periods indicated. These allowance amounts have been computed using the Company’s internal grading system, specific impairment analyses, specific special reserve analyses, “stressed” markets allocations and qualitative factor allocations. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories. The Company had no allocation of its allowance to covered loans for any of the periods presented.

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2011		2010		2009		2008		2007
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$3,848	13.8%	$2,999	14.3%	$3,600	14.9%	$2,170	13.6%	$2,217	14.9%
Non-farm/non-residential	12,203	37.6	8,313	36.5	6,574	31.9	4,396	27.3	3,470	23.8
Construction/land development	9,478	25.4	10,565	26.8	11,585	31.5	8,560	34.4	5,192	36.6
Agricultural	3,383	3.8	2,569	4.4	750	4.5	745	4.2	791	4.9
Multifamily residential	2,564	7.5	1,320	5.6	710	2.9	1,658	3.0	198	1.7
Commercial and industrial	4,591	6.4	4,142	6.5	3,587	7.9	2,421	10.2	1,439	9.3
Consumer	1,209	2.1	2,051	2.9	2,599	3.4	1,894	3.7	2,280	4.7
Direct financing leases	1,632	2.9	1,726	2.3	1,560	2.1	808	2.5	335	2.8
Other	261	0.5	201	0.7	289	0.9	209	1.1	207	1.3
Unallocated allowance	—		6,344		8,365		6,651		3,428

Total	$39,169		$40,230		$39,619		$29,512		$19,557

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases, the list of impaired loans and leases, the list of loans and leases with specific reserves, the “stressed” market allocations and the qualitative factor allocations, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are charged off. At December 31, 2011 substandard loans and leases, excluding loans covered by FDIC loss share agreements, not designated as impaired, nonaccrual or 90 days past due, totaled $28.1 million, compared to $35.8 million at December 31, 2010 and $26.1 million at December 31, 2009. No loans or leases were designated as doubtful or loss at December 31, 2011, 2010 or 2009.

Administration of the Bank’s lending function is the responsibility of the Chief Executive Officer, Chief Credit Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the board of directors and the loan committee. Loan or lease authority is granted to the Chief Executive Officer and certain other senior officers as determined by the board of directors. Loan or lease authorities of other lending officers are granted by the loan committee on the recommendation of appropriate senior officers.

Loans or leases and aggregate loan and lease relationships exceeding $3.0 million up to the lending limits established by the Company’s board of directors may be approved by the loan committee. At December 31, 2011 the loan committee consisted of five or more directors and four of the Bank’s senior officers. The Company’s loan committee reviews various reports of loan and lease concentrations, loan and lease originations and commitments over $100,000, internally classified and watch list loans and leases and various other loan and lease reports. At least quarterly the board of directors reviews summary reports of past due loans and leases and activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

The Company’s compliance and loan review officers are responsible for the Bank’s compliance and loan review functions. Periodic reviews are scheduled for the purpose of evaluating asset quality and effectiveness of loan and lease administration. The compliance and loan review officers prepare reports which identify deficiencies, establish recommendations for improvement and outline management’s proposed action plan for curing the identified deficiencies. These reports are provided to and reviewed by the Company’s audit committee. Additionally, the reports issued by the Company’s loan review function are provided to and reviewed by the Company’s loan committee.

Investment Securities

At December 31, 2011, 2010 and 2009, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss).

The Company’s holdings of “other equity securities” include Federal Home Bank of Dallas (“FHLB-Dallas”), Federal Home Loan Bank of Atlanta (“FHLB-Atlanta”) and First National Banker’s Bankshares, Inc. (“FNBB”) shares which do not have readily determinable fair values and are carried at cost.

The following table presents the amortized cost and the fair value of investment securities as of the dates indicated.

Investment Securities

	December 31,
	2011		2010		2009
	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)	Amortized Cost	Fair Value(1)
			(Dollars in thousands)
Obligations of states and political subdivisions	$359,667	$373,047	$378,822	$378,547	$385,581	$393,887
U.S. Government agency residential mortgage-backed securities	46,068	48,035	1,269	1,269	93,159	94,510
Corporate obligations	—	—	—	—	1,596	1,865
Collateralized debt obligation	—	—	—	—	100	100
Other equity securities	17,828	17,828	18,882	18,882	16,316	16,316

Total	$423,563	$438,910	$398,973	$398,698	$496,752	$506,678

(1)	The Company utilizes independent third parties as its principal sources for determining fair value of investment securities which are measured on a recurring basis. For investment securities traded in an active market, the fair values are obtained from independent pricing services and are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

The Company’s investment securities portfolio is reported at estimated fair value, which included gross unrealized gains of $16.3 million and gross unrealized losses of $1.0 million at December 31, 2011; gross unrealized gains of $6.4 million and gross unrealized losses of $6.7 million at December 31, 2010; and gross unrealized gains of $12.1 million and gross unrealized losses of $2.2 million at December 31, 2009. Management believes that all of its unrealized losses on individual investment securities at December 31, 2011 are the result of fluctuations in interest rates and do not reflect deterioration in the credit quality of its investments. Accordingly management considers these unrealized losses to be temporary in nature. The Company does not have the intent to sell these investment securities and more likely than not would not be required to sell these investment securities before fair value recovers to amortized cost.

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

The following table presents the unaccreted discount and unamortized premium of the Company’s investment securities for the dates indicated.

Unaccreted Discount and Unamortized Premium

	Amortized Cost	Unaccreted Discount	Unamortized Premium	Par Value
	(Dollars in thousands)
December 31, 2011:
Obligations of states and political subdivisions	$359,667	$4,969	$(134)	$364,502
U.S. Government agency residential mortgage-backed securities	46,068	—	(1,556)	44,512
Other equity securities	17,828	—	—	17,828

Total	$423,563	$4,969	$(1,690)	$426,842

December 31, 2010:
Obligations of states and political subdivisions	$378,822	$5,307	$(193)	$383,936
U.S. Government agency residential mortgage-backed securities	1,269	—	(22)	1,247
Other equity securities	18,882	—	—	18,882

Total	$398,973	$5,307	$(215)	$404,065

During 2011, the Company recognized premium amortization, net of discount accretion, of $0.4 million, which is considered an adjustment to the yield of its investment securities. During 2010 and 2009, respectively, the Company recognized discount accretion, net of premium amortization, of $0.6 million and $4.5 million.

The Company had net gains of $0.9 million from the sale of $94 million of investment securities in 2011 compared to net gains of $4.5 million from the sale of $251 million of investment securities in 2010 and net gains of $27.9 million from the sale of $501 million of investment securities in 2009. The Company also recorded other-than-temporary impairment charges of $0.9 million in 2009. During 2011, 2010 and 2009, respectively, investment securities totaling $31 million, $60 million and $247 million matured or were called by the issuer. The Company purchased $13 million, $121 million and $322 million of investment securities during 2011, 2010 and 2009, respectively.

During the fourth quarter of 2008 and the first quarter of 2009, the Company purchased investment securities which offered relatively good value at the time of purchase and consisted of tax-exempt mortgage-backed securities issued by housing authorities of states and political subdivisions (“Municipal Housing Authority Bonds”). These Municipal Housing Authority Bonds are primarily backed by single family or multi-family residential mortgages, the repayment of which is guaranteed by the Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, U.S. Department of Veterans’ Affairs, Federal Housing Agency or U.S. Department of Agriculture Rural Development.

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

The following table presents the types and estimated fair values of the Company’s investment securities at December 31, 2011 based on credit ratings by one or more nationally-recognized credit rating agencies.

Credit Ratings of Investment Securities

	AAA(1)	AA(2)	A(3)	BBB(4)	BB(5)	Non-Rated(6)	Total
	(Dollars in thousands)
Obligations of states and political subdivisions:
Arkansas	$—	$125,785	$6,528	$3,349	$2,098 (7)	$139,259	$277,019
Texas	1,322	29,983	13,416	15,136	—	12,150	72,007
Pennsylvania	—	—	—	—	—	5,819	5,819
Louisiana	—	4,285	—	—	—	—	4,285
South Carolina	—	—	—	—	—	3,479	3,479
Georgia	—	1,451	185	611	—	596	2,843
Connecticut	—	—	2,735	—	—	—	2,735
Iowa	—	—	2,595	—	—	—	2,595
Massachusetts	—	—	—	—	—	2,003	2,003
Alabama	—	—	—	262	—	—	262
U.S. Government agency residential mortgage-backed securities	—	48,035	—	—	—	—	48,035
Other equity securities	—	—	—	—	—	17,828	17,828

Total	$1,322	$209,539	$25,459	$19,358	$2,098	$181,134	$438,910

Percentage of total	0.3%	47.7%	5.8%	4.4%	0.5%	41.3%	100.0%
Cumulative percentage of total	0.3%	48.0%	53.8%	58.2%	58.7%	100.0%

(1)	Includes securities rated Aaa by Moody’s, AAA by Standard & Poor’s (“S&P”) or a comparable rating by other nationally-recognized credit rating agencies.
(2)	Includes securities rated Aa1 to Aa3 by Moody’s, AA+ to AA- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(3)	Includes securities rated A1 to A3 by Moody’s, A+ to A- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(4)	Includes securities rated Baa1 to Baa3 by Moody’s, BBB+ to BBB- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(5)	Includes securities rated Ba1 to Ba3 by Moody’s, BB+ to BB- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(6)	Includes all securities that are not rated or securities that are not rated but that have a rated credit enhancement where the Company has ignored such credit enhancement. For these securities, the Company has performed its own evaluation of the security and/or the underlying issuer and believes that such security or its issuer would warrant a credit rating of investment grade (i.e., Baa3 or better by Moody’s or BBB- or better by S&P or a comparable rating by another nationally-recognized credit rating agency).
(7)	These securities were sold in January 2012 with net proceeds equal to fair value at December 31, 2011, resulting in no gain or loss on sale.

The following table reflects the expected maturity distribution of the Company’s investment securities, at fair value, as of December 31, 2011 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) U.S. Government agency residential mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2011, and (3) callable investment securities when the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. The weighted-average yields - FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Expected Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
		(Dollars in thousands)
Obligations of states and political subdivisions	$2,971	$12,732	$24,666	$332,678	$373,047
U.S. Government agency residential mortgage-backed securities	9,653	25,807	12,575	—	48,035
Other equity securities(1)	—	—	—	17,828	17,828

Total	$12,624	$38,539	$37,241	$350,506	$438,910

Percentage of total	2.9%	8.8%	8.4%	79.9%	100.0%
Cumulative percentage of total	2.9%	11.7%	20.1%	100.0%

Weighted-average yield - FTE(2)	4.53%	4.98%	5.89%	7.25%	6.85%

(1)	Includes approximately $17.4 million of FHLB-Dallas and FHLB-Atlanta stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.
(2)	The weighted-average yields - FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Deposits

The Company’s lending and investing activities are funded primarily by deposits. The amount and type of deposits outstanding at December 31, 2011, 2010 and 2009 and their respective percentage of the total deposits are reflected in the following table.

Deposits

	December 31,
	2011		2010		2009
			(Dollars in thousands)
Non-interest bearing	$447,214	15.2%	$298,585	11.8%	$223,741	11.0%
Interest bearing:
Transaction (NOW)	738,926	25.1	625,524	24.6	521,057	25.7
Savings and money market	839,523	28.5	673,534	26.5	406,920	20.1
Time deposits less than $100,000	508,675	17.3	459,027	18.1	337,042	16.6
Time deposits of $100,000 or more	409,581	13.9	484,083	19.0	540,234	26.6

Total deposits	$2,943,919	100.0%	$2,540,753	100.0%	$2,028,994	100.0%

The Company’s total deposits increased to $2.94 billion at December 31, 2011, compared to $2.54 billion at December 31, 2010 and $2.03 billion at December 31, 2009. These increases were primarily due to the Company’s three FDIC-assisted acquisitions during 2011 and its four FDIC-assisted acquisitions during 2010.

In recent years, the Company has benefited from favorable change in its deposit mix. The Company’s non-CD deposits have grown and comprised 68.8% of total deposits at December 31, 2011, compared to 62.9% at December 31, 2010 and 56.8% at December 31, 2009. Non-CD deposits totaled $2.03 billion at December 31, 2011, compared to $1.60 billion at December 31, 2010 and $1.15 billion at December 31, 2009.

At December 31, 2011, the Company had outstanding brokered deposits of $41 million compared to $58 million at December 31, 2010 and $57 million at December 31, 2009.

The following table reflects the average balance and average rate paid for each deposit category shown for the years ended December 31, 2011, 2010 and 2009.

Average Deposit Balances and Rates

	Year Ended December 31,
	2011		2010		2009
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing accounts	$392,780	—	$256,910	—	$207,782	—
Interest bearing accounts:
Transaction (NOW)	698,808	0.39%	574,432	0.49%	431,587	0.58%
Savings and money market	825,274	0.67	547,096	1.09	401,221	1.15
Time deposits less than $100,000	569,428	0.94	392,671	1.40	409,969	2.40
Time deposits $100,000 or more	438,030	0.92	476,748	1.22	699,281	1.93

Total deposits	$2,924,320		$2,247,857		$2,149,840

The following table sets forth, by time remaining to maturity, time deposits in amounts of $100,000 and over at December 31, 2011.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2011
(Dollars in thousands)
3 months or less	$121,362
Over 3 to 6 months	129,637
Over 6 to 12 months	118,298
Over 12 months	40,284

Total	$409,581

The amount and percentage of the Company’s deposits by state of originating office are reflected in the following table.

Deposits by State of Originating Office

	December 31,
Deposits Attributable to Offices In	2011		2010		2009
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)
Arkansas	$1,582,294	53.6%	$1,752,977	69.0%	$1,734,870	85.5%
Texas	419,422	14.3	455,089	17.9	294,124	14.5
Georgia	751,087	25.5	152,333	6.0	—	—
Florida	157,230	5.4	110,556	4.3	—	—
South Carolina	8,968	0.3	32,861	1.3	—	—
North Carolina	12,952	0.5	19,615	0.8	—	—
Alabama	11,966	0.4	17,322	0.7	—	—

Total	$2,943,919	100.0%	$2,540,753	100.0%	$2,028,994	100.0%

Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB advances and, to a lesser extent, FRB borrowings and federal funds purchased) and subordinated debentures.

Total other interest bearing liabilities were $400 million at December 31, 2011, an increase of $10 million from $390 million at December 31, 2010. Repurchase agreements with customers decreased from $43 million at December 31, 2010 to $33 million at December 31, 2011. Other borrowings, including FHLB advances, FRB borrowings and federal funds purchased, increased from $282 million at December 31, 2010 to $302 million at December 31, 2011.

The following table reflects the average balance and average rate paid for each category of other interest bearing liabilities for the years ended December 31, 2011, 2010 and 2009.

Average Balances and Rates of Other Interest Bearing Liabilities

	Year Ended December 31,
	2011		2010		2009
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Repurchase agreements with customers	$39,638	0.44%	$49,835	0.76%	$52,549	1.13%
Other borrowings(1)	296,195	3.66	317,796	3.82	384,854	3.74
Subordinated debentures	64,950	2.68	64,950	2.72	64,950	3.29

Total other interest bearing liabilities	$400,783	3.18%	$432,581	3.30%	$502,353	3.40%

(1)	Included in other borrowings at December 31, 2011 are FHLB advances that contain quarterly call features and mature as follows: 2017, $260.0 million at 3.90% weighted-average rate; and 2018, $20.0 million at 2.53% weighted-average rate.

Capital Resources and Liquidity

Capital Resources

Subordinated Debentures. At December 31, 2011, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding consisting of $20.6 million of subordinated debentures and securities issued in 2006 that bear interest, adjustable quarterly, at LIBOR plus 1.60%; $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22%; and $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925%. These subordinated debentures and securities generally mature 30 years after issuance and may be prepaid at par, subject to regulatory approval, on or after approximately five years from the date of issuance, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements. These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Preferred Stock and Common Stock Warrant. On December 12, 2008, as part of the United States Department of the Treasury’s (the “Treasury”) Capital Purchase Program made available to certain financial institutions in the U.S. pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”), the Company and the Treasury entered into a Letter Agreement including the Securities Purchase Agreement – Standard Terms incorporated therein pursuant to which the Company issued to the Treasury, in exchange for aggregate consideration of $75.0 million, (i) 75,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 and liquidation preference $1,000 per share (the “Series A Preferred Stock”), and (ii) a warrant (the “Warrant”) to purchase up to 759,622 split-adjusted shares of the Company’s common stock, par value $0.01 per share, at a split-adjusted exercise price of $14.81 per share. On November 4, 2009, the Company redeemed all of the Series A Preferred Stock for $75.0 million plus accrued and unpaid dividends, with the approval of the Company’s primary regulator in consultation with the Treasury. On November 24, 2009, the Company repurchased the Warrant from the Treasury for $2.65 million, which was charged against the Company’s additional paid-in capital.

Tangible Common Equity. The Company uses its tangible common equity ratio as the principal measure of the strength of its capital. The tangible common equity ratio is calculated by dividing total common equity less intangible assets by total assets less intangible assets. The Company’s tangible common equity ratio was 10.77% at December 31, 2011 compared to 9.57% at December 31, 2010 and 9.53% at December 31, 2009.

Common Stock Dividend Policy. In 2011 the Company paid dividends of $0.37 per share. In 2010 and 2009 the Company paid dividends of $0.30 per share and $0.26 per share, respectively. In 2011, the per share dividend was $0.085 in the first quarter, $0.09 in the second quarter, $0.095 in the third quarter and $0.10 in the fourth quarter. In 2010, the per share dividend was $0.07 in the first quarter, $0.075 per quarter in the second and third quarters, and $0.08 in the fourth quarter. In 2009 the per share dividend was $0.065 in each quarter. On January 3, 2012, the Company’s board of directors approved a dividend of $0.1 1 per common share that was paid on January 20, 2012. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time.

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

The Company’s consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2011 and 2010 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2011 and 2010.

Consolidated Capital Ratios

	December 31,
	2011	2010
	(Dollars in thousands)
Tier 1 capital:
Common stockholders’ equity	$424,551	$320,355
Allowed amount of trust preferred securities	63,000	63,000
Net unrealized losses (gains) on investment securities AFS	(9,327)	167
Less goodwill and certain intangible assets	(12,207)	(7,925)

Total Tier 1 capital	466,017	375,597
Tier 2 capital:
Qualifying allowance for loan and lease losses	33,038	29,241

Total risk-based capital	$499,055	$404,838

Risk-weighted assets	$2,636,875	$2,328,251

Adjusted quarterly average assets - fourth quarter	$3,864,468	$3,160,452

Ratios at end of period:
Tier 1 leverage	12.06%	11.88%
Tier 1 risk-based capital	17.67	16.13
Total risk-based capital	18.93	17.39
Minimum ratio guidelines:
Tier 1 leverage(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00
Minimum ratio guidelines to be “well capitalized”:
Tier 1 leverage	5.00%	5.00%
Tier 1 risk-based capital	6.00	6.00
Total risk-based capital	10.00	10.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum Tier 1 leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31,
	2011	2010
	(Dollars in thousands)
Stockholders’ equity - Tier 1 capital	$445,789	$358,852
Tier 1 leverage ratio	11.58%	11.40%
Tier 1 risk-based capital ratio	16.98	15.49
Total risk-based capital ratio	18.23	16.75

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

At December 31, 2011 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $647 million of available blanket borrowing capacity with the FHLB, (2) $93 million of investment securities available to pledge for federal funds or other borrowings, (3) $123 million of available unsecured federal funds borrowing lines and (4) up to $77 million of available borrowing capacity from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, loan and lease and covered loan repayments, and repayments of its investment securities to provide liquidity. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company’s primary funding sources.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). On July 21, 2010, the Dodd-Frank Act was signed into law. Among other things, the Dodd-Frank Act provides full deposit insurance with no maximum coverage amount for non-interest bearing transaction accounts for two years beginning December 31, 2010. Participation in this deposit insurance coverage of the Dodd-Frank Act is mandatory for all financial institutions and requires no separate fee assessment to the Bank. Additionally, the Dodd-Frank Act permanently increases the maximum deposit insurance coverage for all other deposit categories to $250,000 retroactive to January 1, 2008.

Sources and Uses of Funds. Net cash provided by operating activities totaled $21 million, $41 million and $48 million, respectively, for 2011, 2010 and 2009. Net cash provided by operating activities is comprised primarily of net income, adjusted for certain non-cash items and for changes in various operating assets and liabilities.

Investing activities provided $792 million in 2011, $492 million in 2010 and $476 million in 2009. The Company’s investing activities include net loan and lease fundings, which used $27 million in 2011 and provided $38 million in 2010 and $12 million in 2009, purchases of premises and equipment which used $21 million, $17 million, and $9 million, respectively, in 2011, 2010 and 2009, and net activity in its investment securities portfolio, which provided $112 million in 2011, $194 million in 2010, and $454 million in 2009. The Company received $365 million of cash in connection with its three FDIC-assisted acquisitions in 2011 and $201 million of cash in connection with its four FDIC-assisted acquisitions in 2010 (none in 2009).

Net decreases in covered loans provided $214 million in 2011 and $46 million in 2010 (none in 2009), and payments received from the FDIC under loss share agreements totaled $109 million in 2011 and $20 million in 2010 (none in 2009). The Company purchased $10 million of BOLI in 2010. The Company invested $2 million in 2011 and $5 million in 2010 in unconsolidated investments and noncontrolling interest. Proceeds from sales of other assets provided $42 million in 2011, $24 million in 2010 and $17 million in 2009, and proceeds from BOLI death benefits provided $2 million in 2009 (none in 2011 or 2010).

Financing activities used $804 million in 2011, $562 million in 2010 and $487 million in 2009. The Company’s net changes in deposit accounts used $712 million in 2011, $441 million in 2010 and $312 million in 2009, and its net repayments of other borrowings and repurchase agreements with customers used $84 million in 2011, $115 million in 2010 and $85 million in 2009. In addition the Company paid common stock cash dividends of $13 million, $10 million and $9 million, respectively, in 2011, 2010 and 2009, and the Company paid preferred stock cash dividends of $3.4 million in 2009 (none in 2011 or 2010). Proceeds and current tax benefits from exercise of stock options provided $4.9 million in 2011, $3.4 million in 2010 and $0.4 million in 2009. The Company’s financing activities were also impacted by the redemption of the Series A Preferred Stock for $75 million in 2009, as well as the repurchase of the Warrant for $2.65 million in 2009.

Contractual Obligations. The following table presents, as of December 31, 2011, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures, software contracts and various other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Time deposits(1)	$823,752	$87,212	$11,930	$—	$922,894
Deposits without a stated maturity(2)	2,025,825	—	—	—	2,025,825
Repurchase agreements with customers(1)	32,810	—	—	—	32,810
Other borrowings(1)	32,844	21,686	21,673	299,113	375,316
Subordinated debentures(1)	2,141	3,691	3,686	99,570	109,088
Lease obligations	1,152	1,726	1,137	1,843	5,858
Other obligations	16,496	2,821	924	32,796	53,037

Total contractual obligations	$2,935,020	$117,136	$39,350	$433,322	$3,524,828

(1)	Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest included on variable rate obligations is based upon interest rates in effect at December 31, 2011. The contractual amounts to be paid on variable rate obligations are affected by changes in interest rates. Future changes in interest rates could materially affect the contractual amounts to be paid.
(2)	Includes interest accrued and unpaid through December 31, 2011.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2011. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit(1)	$116,639	$154,729	$48,264	$6,359	$325,991
Standby letters of credit	7,621	5,800	124	—	13,545

Total commitments	$124,260	$160,529	$48,388	$6,359	$339,536

(1)	Includes commitments to extend credit under mortgage interest rate locks of $13.3 million that expire in one year or less.

Interest Rate Risk

Interest rate risk results from timing differences in the repricing of assets and liabilities or from changes in relationships between interest rate indexes. The Company’s interest rate risk management is the responsibility of the ALCO.

The Company regularly reviews its exposure to changes in interest rates. Among the factors considered are changes in the mix of interest earning assets and interest bearing liabilities, interest rate spreads and repricing periods. Typically, the ALCO reviews on at least a quarterly basis the Company’s relative ratio of rate sensitive assets (“RSA”) to rate sensitive liabilities (“RSL”) and the related cumulative gap for different time periods. However, the primary tool used by the ALCO to analyze the Company’s interest rate risk and interest rate sensitivity is an earnings simulation model.

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

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing January 1, 2012. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+400	(1.6)%
+300	(1.8)
+200	(1.5)
+100	(0.8)
-100	Not meaningful
-200	Not meaningful

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

On July 16, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and other liabilities of Woodlands, with offices in South Carolina (2), North Carolina (2), Georgia (1) and Alabama (3). On October 26, 2010 the Company closed four Woodlands offices including one each in South Carolina and North Carolina and two in Alabama, and in December 2010 the Company relocated two offices. The Company also renegotiated the leases on the two remaining offices. As a result the Company now operates one office each in Bluffton, South Carolina; Wilmington, North Carolina; Savannah, Georgia; and Mobile, Alabama.

On September 10, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and other liabilities of Horizon, with four offices in Florida, including Bradenton (2), Palmetto and Brandon. The Company closed the Brandon office on December 23, 2010.

On December 17, 2010 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Chestatee with four offices in Georgia, including Dawsonville (2), Cumming and Marble Hill.

On January 14, 2011 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Oglethorpe with two offices in Georgia, including Brunswick and St. Simons Island.

On April 29, 2011 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of First Choice with seven offices in Georgia, including Dallas, Newnan (2), Senoia, Sharpsburg, Douglasville and Carrollton. On July 1, 2011, the Company closed one of the offices in Newnan, Georgia, and on October 26, 2011, the Company closed the office in Carrollton, Georgia.

On April 29, 2011 the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of Park Avenue with eleven offices in Georgia, including Valdosta (3), Bainbridge (2), Cairo, Lake Park, Stockbridge, McDonough, Oakwood, and Athens and one office in Ocala, Florida. On October 21, 2011, the Company closed the office in Stockbridge, Georgia.

The Company plans to continue evaluating and bidding on failed bank opportunities and hopes to make additional FDIC-assisted acquisitions.

In addition, the Company expects to continue its growth and de novo branching strategy, although it has slowed the pace of new office openings in recent years and currently has a focus on additional FDIC-assisted acquisitions. In the first and second quarters of 2011, the Company opened three offices in the metro-Dallas area in Carrollton, Texas; Plano, Texas; and Keller, Texas. In January 2012, the Company opened a loan production office in Austin, Texas. Additionally, the Company expects to open its ninth metro-Dallas office in The Colony, Texas in the first quarter of 2012, open its second Mobile, Alabama office in the third quarter of 2012, and relocate its existing Charlotte, North Carolina loan production office to a new full-service office in the fourth quarter of 2012. The Company is also working on a potential relocation of its leased office in Bluffton, South Carolina to a new facility it hopes to acquire.

Opening new offices is subject to availability of qualified personnel and suitable sites, designing, constructing, equipping and staffing such offices, obtaining regulatory and other approvals and many other conditions and contingencies that the Company cannot predict with certainty. The Company may increase or decrease its expected number of new offices as a result of a variety of factors including the Company’s financial results, changes in economic or competitive conditions, strategic opportunities or other factors.

During 2011 the Company spent $21 million on capital expenditures for premises and equipment, including premises and equipment acquired in FDIC-assisted acquisitions. The Company’s capital expenditures for 2012 are expected to be in the range of $29 million to $45 million, including progress payments on construction projects expected to be completed in 2012 or 2013, furniture and equipment costs, acquisition of sites for future development and premises and equipment acquired in FDIC-assisted acquisitions. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices acquired or constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals, potential premises and equipment expenditures associated with FDIC-assisted acquisitions, if any, and other factors.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements. The Company’s determination of (i) the provisions to and the adequacy of the allowance for loan and lease losses, (ii) the fair value of its investment securities portfolio, (iii) the fair value of foreclosed assets not covered by FDIC loss share agreements and (iv) the fair value of the assets acquired and liabilities assumed pursuant to business combination transactions, including the Company’s FDIC-assisted acquisitions, all involve a higher degree of judgment and complexity than its other significant accounting policies. Accordingly, the Company considers the determination of (i) provisions to and the adequacy of the allowance for loan and lease losses, (ii) the fair value of its investment securities portfolio, (iii) the fair value of foreclosed assets not covered by FDIC loss share agreements and (iv) the fair value of the assets acquired and liabilities assumed pursuant to business combination transactions to be critical accounting policies.

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

For purchased loans, including covered loans, management separately monitors this portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that a revised loss estimate exceeds the loss estimate established in the determination of the Day 1 Fair Values, such deterioration will result in an allowance allocation or a charge-off.

The ALLL is maintained at a level management believes will be adequate to absorb probable incurred losses in the loan and lease portfolio. Provision to and the adequacy of the ALLL are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances. In addition to the objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and mix of the portfolio, including concentrations of credit; general economic and business conditions, including national, regional and local business and economic conditions that may affect the borrowers’ or lessees’ ability to pay; expectations regarding the current business cycle; trends that could affect collateral values and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. While a specific allowance has been calculated for impaired loans and leases and for loans and leases where the Company has otherwise determined a specific reserve is appropriate, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases. The Company also utilizes a peer group analysis and a historical analysis to validate the overall adequacy of its ALLL.

The Company generally places a loan or lease on nonaccrual status when such loan or lease is (i) deemed impaired or (ii) 90 days or more past due, or earlier when doubt exists as to the ultimate collection of payments. The Company may continue to accrue interest on certain loans or leases contractually past due 90 days or more if such loans or leases are both well secured and in the process of collection. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans and leases are generally returned to accrual status when payments are less than 90 days past due and the Company reasonably expects to collect all payments. If a loan or lease is determined to be uncollectible, the portion of the principal determined to be uncollectible will be charged against the allowance for loan and lease losses. Loans and leases for which the terms have been modified and for which (i) the borrower or lessee is experiencing financial difficulties and (ii) a concession has been granted to the borrower by the Company are considered TDRs and are included in impaired loans and leases. Income on nonaccrual loans or leases, including impaired loans and leases but excluding certain TDRs which continue to accrue interest, is recognized on a cash basis when and if actually collected.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease, excluding purchased loans and loans covered by FDIC loss share agreements, to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company considers a purchased loan, including a covered loan, to be impaired once a decrease in expected cash flows, subsequent to the determination of the Day 1 Fair Values, results in an allowance allocation, a partial or full charge-off or in a provision for loan and lease losses. Most of the Company’s nonaccrual loans or leases, excluding purchased loans and loans covered by FDIC loss share agreements, and all TDRs are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is charged off as a reduction of the allowance for loan and lease losses.

The Company also maintains an allowance for certain loans and leases, excluding purchased loans and loans covered by FDIC loss share agreements, not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine if an allowance is needed for these loans and leases. For the purpose of calculating the amount of such allowance, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for such allowance exceeds its net collateral value or its estimated discounted cash flows, such excess is considered allocated allowance for purposes of the determination of the allowance for loan and lease losses.

The Company also includes further allowance allocation for risk-rated loans, including commercial real estate loans, but excluding purchased loans and loans covered by FDIC loss share agreements, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors.

Prior to December 31, 2011, the Company utilized the sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance, as the primary indicator of the appropriate level of allowance for loan and lease losses. During the fourth quarter of 2011, the Company refined its allowance calculation whereby it “allocated” the portion of the allowance that was previously deemed to be unallocated allowance. This refined allowance calculation includes specific allowance allocations at December 31, 2011 for qualitative factors including (i) concentrations of credit, (ii) general economic and business conditions, (iii) trends that could affect collateral values and (iv) expectations regarding the current business cycle. The Company may also consider other qualitative factors in future periods for additional allowance allocations, including, among other factors, (1) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (2) seasoning of the loan and lease portfolio, (3) specific industry conditions affecting portfolio segments, (4) the Company’s expansion into new markets and (5) the offering of new loan and lease products.

Changes in the criteria used in this evaluation or the availability of new information could cause the allowance to be increased or decreased in future periods. In addition bank regulatory agencies, as part of their examination process, may require adjustments to the allowance for loan and lease losses based on their judgments and estimates.

Fair value of the investment securities portfolio.The Company has classified all of its investment securities as AFS. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with unrealized gains and losses, net of related income taxes, reported as a separate component of stockholders’ equity and any related changes are included in accumulated other comprehensive income (loss).

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

Fair value of foreclosed assets not covered by FDIC loss share agreements. Repossessed personal properties and real estate acquired through or in lieu of foreclosure are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated fair value net of estimated selling costs, if lower, until disposition. Fair values of these assets are generally based on third party appraisals, broker price opinions or other valuations of the property.

Fair value of assets acquired and liabilities assumed pursuant to business combination transactions. Assets acquired and liabilities assumed in business combinations are recorded at estimated fair value on their purchase date. Purchased loans acquired in a business combination, including loans covered by FDIC loss share agreements, are accounted for in accordance with the provisions of GAAP applicable to loans acquired with deteriorated credit quality and pursuant to the AICPA’s December 18, 2009 letter in which the AICPA summarized the SEC’s view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Considering, among other factors, the general lack of adequate underwriting, proper documentation, appropriate loan structure and insufficient equity contributions for a large number of these acquired loans, and the uncertainty of the borrowers’ and/or guarantors’ ability or willingness to make contractually required (or any) principal and interest payments, management has determined that a significant portion of the purchased loans acquired in FDIC-assisted acquisitions had evidence of credit deterioration since origination. Accordingly, management has elected to apply the provisions of GAAP applicable to loans acquired with deteriorated credit quality as provided by the AICPA’s December 18, 2009 letter, to all purchased loans acquired in its FDIC-assisted acquisitions.

At the time such purchased loans are acquired, management individually evaluates substantially all loans acquired in the transaction. This evaluation allows management to determine the estimated fair value of the purchased loans (not considering any FDIC loss sharing agreements) and includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. To the extent that any purchased loan acquired in a FDIC-assisted acquisition is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the purchased loans that were individually reviewed in that purchased loan portfolio.

As provided for under GAAP, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Once management has finalized the fair values of acquired assets and assumed liabilities within this 12-month period, management considers such values to be the Day 1 Fair Values.

In determining the Day 1 Fair Values of purchased loans, including covered loans, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference

(the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income. Any such increase or decrease in expected cash flows will result in a corresponding decrease or increase, respectively, of the FDIC loss share receivable for the portion of such reduced or additional loss expected to be collected from the FDIC.

The accretable difference on purchased loans, including covered loans, is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan. At December 31, 2011 the weighted average period during which management expects to receive the estimated cash flows for its covered loan portfolio (not considering any payment under the FDIC loss share agreements) is 2.4 years.

Management separately monitors the purchased loan portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is typically reviewed (i) when it is modified or extended, (ii) when material information becomes available to the Company that provides additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows which include a substantial portion of each acquired loan portfolio. To the extent that a loan is performing in accordance with management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the Company’s credit quality ratios, is not considered to be an impaired loan, is not risk rated in a similar manner as are the Company’s non-purchased loans and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is generally included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses.

Foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, are recorded at Day 1 Fair Values. In estimating the fair value of covered foreclosed assets, management considers a number of factors including, among others, appraised value, estimated selling prices, estimated selling costs, estimated holding periods and net present value of cash flows expected to be received. Discount rates ranging from 8.0% to 9.5% per annum were used to determine the net present value of covered foreclosed assets.

In connection with the Company’s FDIC-assisted acquisitions, the Company has recorded an FDIC loss share receivable to reflect the indemnification provided by the FDIC. Currently, the expected losses on covered assets for each of the Company’s loss share agreements would result in expected recovery of approximately 80% of incurred losses. Since the indemnified items are covered loans and covered foreclosed assets, which are measured at Day 1 Fair Values, the FDIC loss share receivable is also measured and recorded at Day 1 Fair Values, and is calculated by discounting the cash flows expected to be received from the FDIC. A discount rate of 5.0% per annum was used to determine the net present value of the FDIC loss share receivable. These cash flows are estimated by multiplying estimated losses by the reimbursement rates as set forth in the loss share agreements. The balance of the FDIC loss share receivable is adjusted periodically to reflect changes in expectations of discounted cash flows, expense reimbursements under the loss share agreements and other factors.

Pursuant to the clawback provisions of the loss share agreements for the Company’s FDIC-assisted acquisitions, the Company may be required to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement. The amount of the clawback provision for each acquisition is measured and recorded at Day 1 Fair Values. It is calculated as the difference between management’s estimated losses on covered loans and covered foreclosed assets and the loss threshold contained in each loss share agreement, multiplied by the applicable clawback provisions contained in each loss share agreement. This clawback amount, which is payable to the FDIC upon termination of the applicable loss share agreement, is then discounted back to net present value using a discount rate of 5.0% per annum. To the extent that actual losses on covered loans and covered foreclosed assets are less than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will increase. To the extent that actual losses on covered loans and covered foreclosed assets are more than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will decrease.

The Day 1 Fair Values of investment securities acquired in business combinations are generally based on quoted market prices, broker quotes, comprehensive interest rate tables or pricing matrices, or a combination thereof. The Day 1 Fair Values of assumed liabilities in business combinations is generally the amount payable by the Company necessary to completely satisfy the assumed obligations.

Recently Issued Accounting Standards

See Note 1 to the Consolidated Financial Statements for a discussion of certain recently issued accounting pronouncements.

Forward-Looking Information

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management include certain forward-looking statements including, without limitation, statements about economic, real estate market, competitive, employment, credit market and interest rate conditions; plans, goals, beliefs, expectations, thoughts, estimates and outlook for the future; revenue growth; net income and earnings per common share; net interest margin; net interest income; non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on investment securities and sales of other assets; gains on FDIC-assisted acquisitions; income from accretion of the FDIC loss share receivable, net of amortization of the FDIC clawback payable; other loss share income; non-interest expense; efficiency ratio; anticipated future operating results and financial performance; asset quality and asset quality ratios, including the effects of current economic and real estate market conditions; nonperforming loans and leases; nonperforming assets; net charge-offs; net charge-off ratio; provision and allowance for loan and lease losses; past due loans and leases; current or future litigation; interest rate sensitivity, including the effects of possible interest rate changes; future growth and expansion opportunities including plans for making additional FDIC-assisted acquisitions and plans for opening new offices or closing offices; opportunities and goals for future market share growth; expected capital expenditures; loan, lease and deposit growth; changes in covered assets; changes in the volume, yield and value of the Company’s investment securities portfolio; availability of unused borrowings and other similar forecasts and statements of expectation. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “look,” “seek,” “may,” “will,” “could,” “trend,” “target,” “goal,” “hope,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs, plans and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring or retaining qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to enter into additional FDIC-assisted acquisitions or problems with integrating or managing such acquisitions; opportunities to profitably deploy capital; the ability to attract new or retain existing deposits, loans and leases; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and real estate market conditions, including their effect on the creditworthiness of borrowers and lessees, collateral values, the value of investment securities and asset recovery values, including the value of the FDIC loss share receivable and related assets covered by FDIC loss share agreements; changes in legal and regulatory requirements; recently enacted and potential legislation and regulatory actions, including legislation and regulatory actions intended to stabilize economic conditions and credit markets, increase regulation of the financial services industry and protect homeowners or consumers; changes in U.S. government monetary and fiscal policy; possible further downgrade of U.S. Treasury securities; adoption of new accounting standards or changes in existing standards; and adverse results in current or future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Market Prices of Common Stock and Dividends

Unaudited

	2011 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Interest income	$44,023	$50,874	$51,902	$52,370
Interest expense	(7,940)	(8,398)	(7,566)	(6,531)

Net interest income	36,083	42,476	44,336	45,839
Provision for loan and lease losses	(2,250)	(3,750)	(1,500)	(4,275)
Non-interest income	12,990	75,058	16,071	12,964
Non-interest expense	(26,192)	(35,200)	(31,800)	(29,339)
Income taxes	(6,004)	(28,380)	(8,220)	(7,604)
Noncontrolling interest	3	13	17	(15)

Net income available to common stockholders	$14,630	$50,217	$18,904	$17,570

Per common share:
Earnings - diluted	$0.43	$1.46	$0.55	$0.51
Cash dividends	0.085	0.090	0.095	0.100
Bid price per common share:
Low	$20.96	$22.04	$19.89	$20.64
High	22.23	26.03	26.88	30.80

	2010 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Interest income	$36,213	$38,580	$41,092	$42,087
Interest expense	(9,020)	(8,851)	(8,324)	(8,142)

Net interest income	27,193	29,729	32,768	33,945
Provision for loan and lease losses	(4,200)	(3,400)	(4,300)	(4,100)
Non-interest income	17,365	9,127	25,183	18,646
Non-interest expense	(17,471)	(21,110)	(23,565)	(25,274)
Income taxes	(6,944)	(3,488)	(9,878)	(6,303)
Noncontrolling interest	11	32	17	17

Net income available to common stockholders	$15,954	$10,890	$20,225	$16,931

Per common share:
Earnings - diluted	$0.47	$0.32	$0.59	$0.49
Cash dividends	0.070	0.075	0.075	0.080
Bid price per common share:
Low	$14.33	$16.82	$17.20	$18.51
High	17.77	19.73	19.64	22.25

See Note 18 to Consolidated Financial Statements for discussion of dividend restrictions.

Company Performance

The graph below shows a comparison for the period commencing December 31, 2006 through December 31, 2011 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2006.

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
OZRK (Bank of the Ozarks, Inc.)	$100	$81	$93	$93	$140	$194
SML (S&P Smallcap Index)	$100	$100	$69	$86	$109	$110
NDF (NASDAQ Financial Index)	$100	$93	$66	$68	$78	$70

Report of Management on the Company’s

Internal Control Over Financial Reporting

February 29, 2012

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

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2011, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by SEC guidance, management excluded from its assessment the operations of the three FDIC-assisted acquisitions made during 2011, which are described in Note 2 to the Consolidated Financial Statements. The assets acquired in these acquisitions consist primarily of “covered assets” which comprised approximately 17% of total consolidated assets at December 31, 2011. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011, based on the specified criteria.

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bank of the Ozarks, Inc.

We have audited Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As permitted, the Company excluded the operations of the three financial institutions acquired during 2011, which are described in Note 2 of the consolidated financial statements, from the scope of management’s report on internal control over financial reporting. As such they have also been excluded from the scope of our audit of internal control over financial reporting.

In our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Bank of the Ozarks, Inc. as of December 31, 2011 and 2010 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 29, 2012, expressed an unqualified opinion thereon.

Atlanta, Georgia

February 29, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012, expressed an unqualified opinion thereon.

Atlanta, Georgia

February 29, 2012

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks	$58,247	$48,024
Interest earning deposits	680	1,005

Cash and cash equivalents	58,927	49,029
Investment securities - available for sale (“AFS”)	438,910	398,698
Loans and leases not covered by Federal Deposit Insurance Corporation (“FDIC”) loss share agreements	1,885,282	1,856,429
Loans covered by FDIC loss share agreements	806,924	489,468
Allowance for loan and lease losses	(39,169)	(40,230)

Net loans and leases	2,653,037	2,305,667
FDIC loss share receivable	278,263	158,137
Premises and equipment, net	186,533	170,497
Foreclosed assets not covered by FDIC loss share agreements	31,762	42,216
Foreclosed assets covered by FDIC loss share agreements	72,907	31,145
Accrued interest receivable	12,868	13,899
Bank owned life insurance (“BOLI”)	62,078	59,771
Intangible assets, net	12,207	7,925
Other, net	32,495	36,287

Total assets	$3,839,987	$3,273,271

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand non-interest bearing	$447,214	$298,585
Savings and interest bearing transaction	1,578,449	1,299,058
Time	918,256	943,110

Total deposits	2,943,919	2,540,753
Repurchase agreements with customers	32,810	43,324
Other borrowings	301,847	282,139
Subordinated debentures	64,950	64,950
FDIC clawback payable	24,606	6,904
Accrued interest payable and other liabilities	43,882	11,431

Total liabilities	3,412,014	2,949,501

Commitments and contingencies
Stockholders’ equity:
Preferred stock; $0.01 par value; 1,000,000 shares authorized: no shares outstanding at December 31, 2011 and 2010	—	—
Common stock; $0.01 par value; 50,000,000 shares authorized; 34,463,880 and 34,107,280 shares issued and outstanding at December 31, 2011 and 2010, respectively	345	341
Additional paid-in capital	51,145	45,107
Retained earnings	363,734	275,074
Accumulated other comprehensive income (loss)	9,327	(167)

Total stockholders’ equity before noncontrolling interest	424,551	320,355
Noncontrolling interest	3,422	3,415

Total stockholders’ equity	427,973	323,770

Total liabilities and stockholders’ equity	$3,839,987	$3,273,271

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$113,283	$118,150	$125,301
Covered loans	66,135	17,141	—
Investment securities:
Taxable	3,013	4,130	18,314
Tax-exempt	16,702	18,533	22,283
Deposits with banks and federal funds sold	36	18	10

Total interest income	199,169	157,972	165,908

Interest expense:
Deposits	17,686	20,047	30,480
Repurchase agreements with customers	174	380	592
Other borrowings	10,835	12,146	14,375
Subordinated debentures	1,740	1,764	2,138

Total interest expense	30,435	34,337	47,585

Net interest income	168,734	123,635	118,323
Provision for loan and lease losses	11,775	16,000	44,800

Net interest income after provision for loan and lease losses	156,959	107,635	73,523

Non-interest income:
Service charges on deposit accounts	18,094	15,156	12,421
Mortgage lending income	3,277	3,863	3,312
Trust income	3,206	3,406	3,078
BOLI income	2,307	2,151	3,186
Accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable	10,141	2,429	—
Other loss share income, net	6,432	599	—
Gains on investment securities	933	4,544	26,982
Gains (losses) on sales of other assets	3,738	802	(177)
Gains on FDIC-assisted acquisitions	65,708	35,019	—
Other	3,247	2,353	2,249

Total non-interest income	117,083	70,322	51,051

Non-interest expense:
Salaries and employee benefits	56,262	40,161	31,847
Net occupancy and equipment	14,705	10,618	9,740
Other operating expenses	51,564	36,640	27,045

Total non-interest expense	122,531	87,419	68,632

Income before taxes	151,511	90,538	55,942
Provision for income taxes	50,208	26,614	12,859

Net income	101,303	63,924	43,083
Net loss attributable to noncontrolling interest	18	77	19
Preferred stock dividends and amortization of preferred stock discount	—	—	(6,276)

Net income available to common stockholders	$101,321	$64,001	$36,826

Basic earnings per common share	$2.96	$1.89	$1.09

Diluted earnings per common share	$2.94	$1.88	$1.09

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock— Series A	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2009	$71,880	$338	$43,145	$193,195	$15,624	$3,421	$327,603
Comprehensive income:
Net income	—	—	—	43,083	—	—	43,083
Net loss attributable to noncontrolling interest	—	—	—	19	—	(19)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $4,393 tax effect	—	—	—	—	6,806	—	6,806
Reclassification of gains/losses included in net income, net of $10,584 tax effect	—	—	—	—	(16,398)	—	(16,398)

Total comprehensive income							33,491

Common stock dividends paid $0.26 per share	—	—	—	(8,778)	—	—	(8,778)
Preferred stock dividends	—	—	—	(3,156)	—	—	(3,156)
Amortization of preferred stock discount	463	—	—	(463)	—	—	—
Redemption of 75,000 shares of preferred stock	(72,343)	—	—	(2,657)	—	—	(75,000)
Repurchase of a warrant for 759,622 shares of common stock	—	—	(2,650)	—	—	—	(2,650)
Issuance of 43,600 shares of common stock for exercise of stock options	—	—	258	—	—	—	258
Tax (expense) benefit on exercise and forfeiture of stock options	—	—	(50)	—	—	—	(50)
Stock-based compensation expense	—	—	712	—	—	—	712
Investment in noncontrolling interest	—	—	—	—	—	40	40
Issuance of 37,200 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—	—

Balances - December 31, 2009	—	338	41,415	221,243	6,032	3,442	272,470
Comprehensive income:
Net income	—	—	—	63,924	—	—	63,924
Net loss attributable to noncontrolling interest	—	—	—	77	—	(77)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $2,218 tax effect	—	—	—	—	(3,437)	—	(3,437)
Reclassification of gains/losses included in net income, net of $1,782 tax effect	—	—	—	—	(2,762)	—	(2,762)

Total comprehensive income							57,725

Common stock dividends paid, $0.30 per share	—	—	—	(10,170)	—	—	(10,170)
Issuance of 227,600 shares of common stock for exercise of stock options	—	2	2,823	—	—	—	2,825
Tax (expense) benefit on exercise and forfeiture of stock options	—	—	37	—	—	—	37
Stock-based compensation expense	—	—	833	—	—	—	833
Investment in noncontrolling interest	—	—	—	—	—	50	50
Issuance of 74,600 shares of unvested common stock under restricted stock plan	—	1	(1)	—	—	—	—
Forfeiture of 4,000 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—	—

Balances - December 31, 2010	—	341	45,107	275,074	(167)	3,415	323,770

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)

	Preferred Stock— Series A	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total
	(Dollars in thousands, except per share amounts)
Balances - December 31, 2010	$—	$341	$45,107	$275,074	$(167)	$3,415	$323,770
Comprehensive income:
Net income	—	—	—	101,303	—	—	101,303
Net loss attributable to noncontrolling interest	—	—	—	18	—	(18)	—
Other comprehensive income (loss):
Unrealized gains/losses on investment securities AFS, net of $6,494 tax effect	—	—	—	—	10,061	—	10,061
Reclassification of gains/losses included in net income, net of $366 tax effect	—	—	—	—	(567)	—	(567)

Total comprehensive income							110,797

Common stock dividends paid, $0.37 per share	—	—	—	(12,661)	—	—	(12,661)
Issuance of 262,500 shares of common stock for exercise of stock options	—	3	4,029	—	—	—	4,032
Tax (expense) benefit on exercise and forfeiture of stock options	—	—	482	—	—	—	482
Stock-based compensation expense	—	—	1,528	—	—	—	1,528
Investment in noncontrolling interest	—	—	—	—	—	25	25
Issuance of 95,700 shares of unvested common stock under restricted stock plan	—	1	(1)	—	—	—	—
Forfeiture of 1,600 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—	—

Balances - December 31, 2011	$—	$345	$51,145	$363,734	$9,327	$3,422	$427,973

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)

Cash flows from operating activities:
Net income	$101,303	$63,924	$43,083
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,358	4,471	4,172
Amortization	1,677	431	110
Net loss attributable to noncontrolling interest	18	77	19
Provision for loan and lease losses	11,775	16,000	44,800
Provision for losses on foreclosed assets	9,525	8,960	4,009
Writedown of other assets	1,250	—	1,639
Net amortization (accretion) of investment securities AFS	426	(585)	(4,466)
Net gains on investment securities AFS	(933)	(4,544)	(26,982)
Originations and purchases of mortgage loans held for sale	(154,168)	(188,120)	(185,075)
Proceeds from sales of mortgage loans held for sale	150,562	180,371	184,195
Accretion of covered loans	(66,135)	(17,141)	—
Accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable	(10,141)	(2,429)	—
(Gains) losses on sales of other assets	(3,738)	(802)	177
Gains on FDIC-assisted transactions	(65,708)	(35,019)	—
Deferred income tax expense (benefit)	11,866	8,195	(1,706)
Increase in cash surrender value of BOLI	(2,307)	(2,151)	(1,932)
Current tax benefit on exercise of stock options	(870)	(535)	(111)
Stock-based compensation expense	1,528	833	712
BOLI death benefits in excess of cash surrender value	—	—	(1,254)
Changes in assets and liabilities:
Accrued interest receivable	1,551	1,430	4,117
Other assets, net	13,637	6,519	(12,598)
Accrued interest payable and other liabilities	14,844	1,015	(4,946)

Net cash provided by operating activities	21,320	40,900	47,963

Cash flows from investing activities:
Proceeds from sales of investment securities AFS	94,676	255,232	528,542
Proceeds from maturities/calls/paydowns of investment securities AFS	31,052	59,887	246,888
Purchases of investment securities AFS	(13,453)	(121,086)	(321,925)
Net (fundings) paydowns of non-covered loans and leases	(27,216)	38,195	12,293
Net decrease in covered loans	213,910	46,438	—
Payments received from FDIC under loss share agreements	109,001	20,110	—
Net cash proceeds received in FDIC-assisted acquisitions	365,394	201,473	—
Purchases of premises and equipment	(21,138)	(16,881)	(9,199)
Proceeds from sales of other assets	41,847	23,507	17,438
Proceeds from BOLI death benefits	—	—	2,149
Purchase of BOLI	—	(10,200)	—
Net investment in unconsolidated investments and noncontrolling interest	(1,795)	(4,575)	(15)

Net cash provided by investing activities	792,278	492,100	476,171

Cash flows from financing activities:
Net decrease in deposits	(711,568)	(440,624)	(312,420)
Net repayments of other borrowings	(73,111)	(113,948)	(82,394)
Net decrease in repurchase agreements with customers	(11,262)	(883)	(2,595)
Proceeds from exercise of stock options	4,032	2,825	258
Redemption of preferred stock	—	—	(75,000)
Repurchase of common stock warrant	—	—	(2,650)
Current tax benefit on exercise of stock options	870	535	111
Cash dividends paid on common stock	(12,661)	(10,170)	(8,778)
Cash dividends paid on preferred stock	—	—	(3,354)

Net cash used by financing activities	(803,700)	(562,265)	(486,822)

Net increase (decrease) in cash and cash equivalents	9,898	(29,265)	37,312
Cash and cash equivalents - beginning of year	49,029	78,294	40,982

Cash and cash equivalents - end of year	$58,927	$49,029	$78,294

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

1. Summary of Significant Accounting Policies

Organization — Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary — Bank of the Ozarks (the “Bank”), four 100%-owned finance subsidiary business trusts — Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”), Ozark Capital Statutory Trust IV (“Ozark IV”) and Ozark Capital Statutory Trust V (“Ozark V”) (collectively, the “Trusts”) and, indirectly through the Bank, a subsidiary engaged in the development of real estate, a subsidiary that owns a private aircraft and various other entities that hold foreclosed assets or tax credits or engage in other activities. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. At December 31, 2011, the Company had 111 offices, including 66 in Arkansas, 27 in Georgia, ten in Texas, four in Florida, two in North Carolina and one each in South Carolina and Alabama.

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

The consolidated financial statements include the accounts of the Company, the Bank, the real estate subsidiary and the aircraft subsidiary. In addition, subsidiaries in which the Company has majority voting interest (principally defined as owning a voting or economic interest greater than 50%) or where the Company exercises control over the operating and financial policies of the subsidiary through an operating agreement or other means are consolidated. Investments in companies in which the Company has significant influence over voting and financing decisions (principally defined as owning a voting or economic interest of 20% to 50%) and investments in limited partnerships and limited liability companies where the Company does not exercise control over the operating and financial policies are generally accounted for by the equity method of accounting. Investments in limited partnerships and limited liability companies in which the Company’s interest is so minor such that it has virtually no influence over operating and financial policies (typically less than 20%) are generally accounted for by the cost method of accounting. Significant intercompany transactions and amounts have been eliminated in consolidation.

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

Stock Split — On August 16, 2011, the Company completed a 2-for-1 stock split in the form of a stock dividend, effected by issuing one share of common stock for each share of such stock outstanding on August 5, 2011. All share and per share information in the consolidated financial statements and the notes to the consolidated financial statements has been adjusted to give effect to this stock split.

Cash and cash equivalents — For cash flow purposes, cash and cash equivalents include cash on hand, amounts due from banks and interest bearing deposits with banks.

Investment securities — Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2011 and 2010, the Company has classified all of its investment securities as available for sale (“AFS”).

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

At December 31, 2011 and 2010, the Company owned stock in the Federal Home Loan Bank of Dallas (“FHLB-Dallas”), Federal Home Loan Bank of Atlanta (“FHLB-Atlanta”) and First National Banker’s Bankshares, Inc. (“FNBB”). The FHLB-Dallas, FHLB-Atlanta and FNBB shares do not have readily determinable fair values and are carried at cost.

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

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $17.9 million and $14.3 million, respectively, at December 31, 2011 and 2010. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized as mortgage lending income when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment (“IRLC”), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company enters into a forward sale commitment (“FSC”) for the sale of its mortgage loan originations to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by GAAP. Accordingly, the fair values of derivative assets and liabilities for the Company’s IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the particular IRLC and FSC were entered into and year-end. At December 31, 2011 and 2010, respectively, the Company’s IRLC and FSC derivative assets and corresponding derivative liabilities were not material. The notional amounts of loan commitments under both the IRLC and FSC were $13.3 million and $6.4 million at December 31, 2011 and 2010, respectively.

Covered loans — Purchased loans acquired in a business combination, including loans covered by FDIC loss share agreements (“covered loans”), are accounted for in accordance with the provisions of GAAP applicable to loans acquired with deteriorated credit quality and pursuant to the American Institute of Certified Public Accountants’ (“AICPA”) December 18, 2009 letter in which the AICPA summarized the SEC’s view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Considering, among other factors, the general lack of adequate underwriting, proper documentation, appropriate loan structure and insufficient equity contributions for a large number of these acquired loans, and the uncertainty of the borrowers’ and/or guarantors’ ability or willingness to make contractually required (or any) principal and interest payments, management has determined that a significant portion of the purchased loans acquired in FDIC-assisted acquisitions had evidence of credit deterioration since origination. Accordingly, management has elected to apply the provisions of GAAP applicable to loans acquired with deteriorated credit quality, as provided by the AICPA’s December 18, 2009 letter, to all purchased loans acquired in its FDIC-assisted acquisitions.

At the time such purchased loans are acquired, management individually evaluates substantially all loans acquired in the transaction. This evaluation allows management to determine the estimated fair value of the purchased loans (not considering any FDIC loss sharing agreements) and includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of purchased loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. To the extent that any purchased loan acquired in a FDIC-assisted acquisition is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the purchased loans that were individually reviewed in that purchased loan portfolio.

As provided for under GAAP, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Once management has finalized the fair values of acquired assets and assumed liabilities within this 12-month period, management considers such values to be the day 1 fair values (“Day 1 Fair Values”).

In determining the Day 1 Fair Values of purchased loans, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income. Any such increase or decrease in expected cash flows will result in a corresponding decrease or increase, respectively, of the FDIC loss share receivable for the portion of such reduced or additional loss expected to be collected from the FDIC.

The accretable difference on purchased loans, including covered loans, is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan. At December 31, 2011, the weighted average period during which management expects to receive the estimated cash flows for its covered loan portfolio (not considering any payment under the FDIC loss share agreements) is 2.4 years.

Management separately monitors the purchased loan portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is typically reviewed (i) when it is modified or extended, (ii) when material information becomes available to the Company that provides additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows which include a substantial portion of each acquired loan portfolio. To the extent that a loan is performing in accordance with management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the Company’s credit quality ratios, is not considered to be an impaired loan, is not risk rated in a similar manner as are the Company’s non-purchased loans and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is generally included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses.

FDIC loss share receivable — In connection with the Company’s FDIC-assisted acquisitions, the Company has recorded a FDIC loss share receivable to reflect the indemnification provided by the FDIC. Currently, the expected losses on covered assets for each of the Company’s loss share agreements would result in expected recovery of approximately 80% of incurred losses. Since the indemnified items are covered loans and covered foreclosed assets, which are measured at Day 1 Fair Values, the FDIC loss share receivable is also measured and recorded at Day 1 Fair Values, and is calculated by discounting the cash flows expected to be received from the FDIC. A discount rate of 5.0% per annum was used to determine the net present value of the FDIC loss share receivable. These cash flows are estimated by multiplying estimated losses by the reimbursement rates as set forth in the loss share agreements. The balance of the FDIC loss share receivable is adjusted periodically to reflect changes in expectations of discounted cash flows, expense reimbursements under the loss share agreements and other factors.

FDIC clawback payable — Pursuant to the clawback provisions of the loss share agreements for the Company’s FDIC-assisted acquisitions, the Company may be required to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement. The amount of the clawback provision for each acquisition is measured and recorded at Day 1 Fair Values. It is calculated as the difference between management’s estimated losses on covered loans and covered foreclosed assets and the loss threshold contained in each loss share agreement, multiplied by the applicable clawback provisions contained in each loss share agreement. This clawback amount, which is payable to the FDIC upon termination of the applicable loss share agreement, is then discounted back to net present value using a discount rate of 5.0% per annum. To the extent that actual losses on covered loans and covered foreclosed assets are less than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will increase. To the extent that actual losses on covered loans and covered foreclosed assets are more than estimated losses, the applicable clawback payable to the FDIC upon termination of the loss share agreements will decrease.

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

For purchased loans, including covered loans, management separately monitors this portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that the revised loss estimate exceeds the loss estimate established in the determination of the Day 1 Fair Values, such deterioration will result in an allowance allocation or a charge-off.

The ALLL is maintained at a level management believes will be adequate to absorb probable incurred losses in the loan and lease portfolio. Provision to and the adequacy of the ALLL are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances. In addition to the objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and mix of the portfolio, including concentrations of credit; general economic and business conditions, including national, regional and local business and economic conditions that may affect the borrowers’ or lessees’ ability to pay; expectations regarding the current business cycle; trends that could affect collateral values and other relevant factors. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. While a specific allowance has been calculated for impaired loans and leases and for loans and leases where the Company has otherwise determined a specific reserve is appropriate, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases. The Company also utilizes a peer group analysis and a historical analysis to validate the overall adequacy of its ALLL.

The Company generally places a loan or lease on nonaccrual status when such loan or lease is (i) deemed impaired or (ii) 90 days or more past due, or earlier when doubt exists as to the ultimate collection of payments. The Company may continue to accrue interest on certain loans or leases contractually past due 90 days or more if such loans or leases are both well secured and in the process of collection. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans and leases are generally returned to accrual status when payments are less than 90 days past due and the Company reasonably expects to collect all payments. If a loan or lease is determined to be uncollectible, the portion of the principal determined to be uncollectible will be charged against the allowance for loan and lease losses. Loans for which the terms have been modified and for which (i) the borrower is experiencing financial difficulties and (ii) a concession has been granted to the borrower by the Company are considered troubled debt restructurings (“TDRs”) and are included in impaired loans and leases. Income on nonaccrual loans or leases, including impaired loans and leases but excluding certain TDRs which continue to accrue interest, is recognized on a cash basis when and if actually collected.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease, excluding purchased loans and loans covered by FDIC loss share agreements, to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company considers a purchased loan, including a covered loan, to be impaired once a decrease in expected cash flows, subsequent to the determination of the Day 1 Fair Values, results in an allowance allocation, a partial or full charge-off or in a provision for loan and lease losses. Most of the Company’s nonaccrual loans or leases, excluding purchased loans and loans covered by FDIC loss share agreements, and all TDRs are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses, or is charged off as a reduction of the allowance for loan and lease losses.

The Company also maintains an allowance for certain loans and leases, excluding purchased loans and loans covered by FDIC loss share agreements, not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine if an allowance is needed for these loans and leases. For the purpose of calculating the amount of such allowance, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for such allowance exceeds its net collateral value or its estimated discounted cash flows, such excess is considered allocated allowance for purposes of the determination of the allowance for loan and lease losses.

The Company also includes further allowance allocation for risk-rated loans, including commercial real estate loans, but excluding purchased loans and loans covered by FDIC loss share agreements, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors.

Prior to December 31, 2011, the Company utilized the sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance, as the primary indicator of the appropriate level of allowance for loan and lease losses. During the fourth quarter of 2011, the Company refined its allowance calculation whereby it “allocated” the portion of the allowance that was previously deemed to be unallocated allowance. This refined allowance calculation includes specific allowance allocations at December 31, 2011 for qualitative factors including (i) concentrations of credit, (ii) general economic and business conditions, (iii) trends that could affect collateral values and (iv) expectations regarding the current business cycle. The Company may also consider other qualitative factors in future periods for additional allowance allocations, including, among other factors, (1) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (2) seasoning of the loan and lease portfolio, (3) specific industry conditions affecting portfolio segments, (4) the Company’s expansion into new markets and (5) the offering of new loan and lease products. This refined allowance calculation had no impact on the Company’s provision for loan and lease losses for 2011.

The accrual of interest on loans and leases, excluding purchased loans and loans covered by FDIC loss share agreements, is discontinued when, in management’s opinion, the borrower or lessee may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent interest payments are received.

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

Foreclosed assets covered by FDIC loss share agreements — Foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, are recorded at Day 1 Fair Values. In estimating the fair value of covered foreclosed assets, management considers a number of factors including, among others, appraised value, estimated selling prices, estimated selling costs, estimated holding periods and net present value of cash flows expected to be received. Discount rates ranging from 8.0% to 9.5% per annum were used to determine the net present value of covered foreclosed assets. Gains and losses from the sale of covered foreclosed assets are recorded in non-interest income. Expenses to maintain the properties, net of amounts reimbursable by the FDIC, are included in non-interest expense.

Foreclosed assets not covered by FDIC loss share agreements — Repossessed personal properties and real estate acquired through or in lieu of foreclosure are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated fair value net of estimated selling costs, if lower, until disposition. Fair values of these assets are generally based on third party appraisals, broker price opinions or other valuations of the property. Gains and losses from the sale of such repossessions and real estate acquired through or in lieu of foreclosure are recorded in non-interest income, and expenses to maintain the properties are included in non-interest expense.

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

The Company files consolidated tax returns. The Bank and the other consolidated entities provide for income taxes on a separate return basis and remit to the Company amounts determined to be currently payable. The Company recognizes interest related to income tax matters as interest income or expense, and penalties related to income tax matters are recognized as non-interest expense. The Company is no longer subject to income tax examinations by U.S. federal tax authorities for years prior to 2008.

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

Intangible assets — Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2011 and 2010. The Company performed its annual impairment test of goodwill as of September 30, 2011. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2011 and 2010, less accumulated amortization of $95,000 and $82,000 at December 31, 2011 and 2010, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over 3 to 5 years. Core deposit intangibles totaled $9.5 million and $3.6 million at December 31, 2011 and 2010, respectively, less accumulated amortization of $2.7 million and $1.1 million at December 31, 2011 and 2010, respectively.

The aggregate amount of amortization expense for the Company’s core deposit and bank charter intangibles is expected to be $2.0 million per year in 2012 and 2013; $1.4 million in 2014; $1.1 million in 2015 and $0.3 million in 2016.

Earnings per common share — Earnings per common share are computed using the two-class method. Basic earnings per share are computed by dividing net earnings allocated to common stock by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share are computed by dividing reported earnings allocated to common stockholders by the weighted-average number of common shares outstanding after consideration of the dilutive effect, if any, of the Company’s common stock options using the treasury stock method. The Company has determined that its outstanding non-vested stock awards granted under its restricted stock plan are participating securities.

Stock-based compensation — The Company has an employee stock option plan, a non-employee director stock option plan and an employee restricted stock plan, which are described more fully in Note 15. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. For the years ended December 31, 2011, 2010 and 2009, the Company recognized $1.5 million, $0.8 million and $0.7 million, respectively, of non-interest expense for its stock-based compensation plans.

Segment disclosures — The Company operates in only one segment – community banking. Accordingly, there is no requirement to report segment information in the Company’s consolidated financial statements. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company’s revenues.

Recent accounting pronouncements — In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.” The provisions of ASU No. 2011-02 amend and clarify GAAP related to the accounting for debt restructurings. Specifically, ASU No. 2011-02 requires that, when evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both (i) the restructuring constitutes a concession and (ii) the debtor is experiencing financial difficulties. In evaluating whether a concession has been granted, a creditor must evaluate whether (i) a debtor has access to funds at a market rate for debt with similar risk characteristics as the restructured debt in order to determine if the restructuring would be considered to be at a below-market rate, indicating that the creditor has granted a concession, (ii) a temporary or permanent increase in the contractual interest rate as a result of a restructuring may be considered a concession because the new contractual interest rate on the restructured debt is still below the market interest rate for new debt with similar risk characteristics, and (iii) a restructuring that results in a delay in payment is either significant and is a concession or is insignificant and is not a concession. In evaluating whether a debtor is experiencing financial difficulties, a creditor may conclude that a debtor is experiencing financial difficulties, even though the debtor is not currently in payment default. A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt in the foreseeable future without a modification of the debt. The provisions of ASU No. 2011-02 were effective July 1, 2011 and were applied retroactively to modifications occurring on or after January 1, 2011. The Company reassessed significant modifications and loan restructurings occurring between January 1, 2011 and June 30, 2011 noting no such modifications and loan restructurings that were considered troubled debt restructurings under the provisions of ASU No. 2011-02. For the year ended December 31, 2011, there were no defaults during the preceding 12 months on any loans that were considered troubled debt restructurings.

In May 2011, the FASB issued ASU 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS.” ASU 2011-04 expands the disclosure requirements for fair value measurements categorized within Level 3 of the fair value hierarchy to include (1) a quantitative disclosure of the unobservable inputs and assumptions used within the measurement, (2) a description of the valuation processes in place and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. In addition, ASU 2011-04 requires that companies disclose the level within the fair value hierarchy for items not measured at fair value in the statement of financial position but whose fair value must be disclosed. ASU 2011-04 is effective for reporting periods beginning after December 15, 2011 and should be applied prospectively. The Company does not expect the adoption of the provisions of ASU 2011-04 will have a material impact on the Company’s financial position, results of operations or liquidity, but will increase its disclosures requirements related to its fair value measurements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income,” which revises the manner in which entities present comprehensive income in their financial statements. The provisions of ASU 2011-05 require reporting the components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income but rather removes the presentation option of including other comprehensive income in the statement of stockholders’ equity. The new presentation disclosures required by ASU 2011-05 are effective for interim and annual periods beginning after December 15, 2011. As this ASU amends only the presentation of comprehensive income, the adoption will have no impact on the Company’s financial position, results of operations or liquidity. In December 2011, the FASB indefinitely deferred certain provisions of ASU 2011-05 that require companies to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement of income and statement of other comprehensive income.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment.” The provisions of ASU 2011-08 provide the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If based on qualitative factors, the fair value of the reporting unit is more likely than not less than the carrying amount, the two step impairment test would be required. This ASU is effective beginning January 1, 2012; however, early adoption is permitted. The Company does not expect the provisions of ASU 2011-08 will have a material impact on its financial position, results of operations or liquidity.

Reclassifications and recasts — Certain reclassifications of 2010 and 2009 amounts have been made to conform with the 2011 financial statements presentation. These reclassifications had no impact on prior years’ net income, as previously reported. Additionally, as discussed in Note 2, the Company has made adjustments to the acquired assets and assumed liabilities for certain of its FDIC-assisted acquisitions in the determination of Day 1 Fair Values. As a result, certain amounts previously reported in the Company’s December 31, 2010 consolidated balance sheet have been recast.

2. Acquisitions

2011 Acquisitions

On January 14, 2011, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Oglethorpe Bank (“Oglethorpe”) with two offices in Georgia, including Brunswick and St. Simons Island.

On April 29, 2011, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former First Choice Community Bank (“First Choice”) with seven offices in Georgia, including Dallas, Newnan (2), Senoia, Sharpsburg, Douglasville and Carrollton. On July 1, 2011, the Company closed one of the offices in Newnan, Georgia, and on October 26, 2011, the Company closed the office in Carrollton, Georgia.

On April 29, 2011, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former The Park Avenue Bank (“Park Avenue”) with 11 offices in Georgia, including Valdosta (3), Bainbridge (2), Cairo, Lake Park, Stockbridge, McDonough, Oakwood and Athens, and one office in Ocala, Florida. On October 21, 2011, the Company closed the office in Stockbridge, Georgia.

Subsequent to the reporting of the assets acquired and the liabilities assumed in the Oglethorpe and Park Avenue acquisitions, the Company made certain adjustments to these values in order to finalize the Day 1 Fair Values on Oglethorpe and adjust the Day 1 Fair Values on Park Avenue. As a result of those adjustments, the Company has “recast” the assets acquired and liabilities assumed in the Oglethorpe and Park Avenue acquisitions to reflect the Day 1 Fair Values. The following tables provide a summary of the Day 1 Fair Values of assets acquired and liabilities assumed, including any such recast adjustments, for the Company’s 2011 FDIC-assisted acquisitions.

A summary of the assets acquired and liabilities assumed in the Oglethorpe acquisition, including recast adjustments, is as follows:

	January 14, 2011
	As Recorded by Oglethorpe	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$14,710	$—		$—	$14,710
Loans not covered by FDIC loss share agreements	6,532	(3,447	) b	—	3,085
Loans covered by FDIC loss share agreements	154,018	(73,342	) b	758	81,434
FDIC loss share receivable	—	52,395	c	(1,292)	51,103
Foreclosed assets covered by FDIC loss share agreements	16,554	(9,410	) d	(59)	7,085
Core deposit intangible	—	401	e	—	401
Other assets	1,054	(621	) f	726	1,159

Total assets acquired	192,868	(34,024)		133	158,977

Liabilities assumed:
Deposits	195,067	—	i	—	195,067
FDIC clawback payable	—	924	h	133	1,057
Other liabilities	333	100	f	—	433

Total liabilities assumed	195,400	1,024		133	196,557

Net assets acquired	(2,532)	$(35,048)		$—	(37,580)

Asset discount bid	(38,000)

Cash received from FDIC	$40,532				40,532

Pre-tax gain					$2,952

(1)	Represents the Day 1 Fair Values of assets acquired and liabilities assumed in the Oglethorpe acquisition.

A summary of the assets acquired and liabilities assumed in the First Choice acquisition is as follows:

	April 29, 2011
	As Recorded by First Choice	Fair Value Adjustments		As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$38,018	$—		$38,018
Investment securities AFS	4,588	(20	) a	4,568
Loans not covered by FDIC loss share agreements	1,973	(419	) b	1,554
Loans covered by FDIC loss share agreements	246,451	(96,557	) b	149,894
FDIC loss share receivable	—	59,544	c	59,544
Foreclosed assets covered by FDIC loss share agreements	2,773	(1,102	) d	1,671
Core deposit intangible	—	495	e	495
Other assets	931	(861	) f	70

Total assets acquired	294,734	(38,920)		255,814

Liabilities assumed:
Deposits	293,344	—	i	293,344
FHLB-Atlanta advances	4,000	—	g	4,000
FDIC clawback payable	—	930	h	930
Other liabilities	478	100	f	578

Total liabilities assumed	297,822	1,030		298,852

Net assets acquired	(3,088)	$(39,950)		(43,038)

Asset discount bid	(42,900)

Cash received from FDIC	$45,988			45,988

Pre-tax gain				$2,950

(1)	The Day 1 Fair Values of assets acquired and liabilities assumed in the First Choice acquisition were not yet finalized as of December 31, 2011.

A summary of the assets acquired and liabilities assumed in the Park Avenue acquisition, including recast adjustments, is as follows:

	April 29, 2011
	As Recorded by Park Avenue	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$66,825	$—		$—	$66,825
Investment securities AFS	132,737	(947	) a	—	131,790
Loans not covered by FDIC loss share agreements	23,664	(5,968	) b	—	17,696
Loans covered by FDIC loss share agreements	408,069	(145,152	) b	—	262,917
FDIC loss share receivable	—	113,683	c	2,249	115,932
Foreclosed assets covered by FDIC loss share agreements	91,442	(59,812	) d	(450)	31,180
Core deposit intangible	—	5,063	e	—	5,063
Other assets	5,012	(2,035	) f	(1,799)	1,178

Total assets acquired	727,749	(95,168)		—	632,581

Liabilities assumed:
Deposits	626,321	—	i	—	626,321
FHLB-Atlanta advances	84,260	4,559	g	—	88,819
FDIC clawback payable	—	14,868	h	—	14,868
Other liabilities	1,588	500	f	—	2,088

Total liabilities assumed	712,169	19,927		—	732,096

Net assets acquired	15,580	$(115,095)		$—	(99,515)

Asset discount bid	(174,900)

Cash received from FDIC	$159,320				159,320

Pre-tax gain					$59,805

(1)	Represents the Day 1 Fair Values, as determined at December 31, 2011, of the assets acquired and liabilities assumed in the Park Avenue acquisition, which Day 1 Fair Values were not yet finalized at December 31, 2011.

Explanation of fair value adjustments

a-	Adjustment reflects the fair value adjustment based on the Company’s pricing of investment securities AFS.
b-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired loan portfolio.
c-	Adjustment reflects the estimated fair value of payments the Company expects to receive from the FDIC under the loss share agreements.
d-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired foreclosed assets covered by FDIC loss share agreements.
e-	Adjustment reflects the estimated fair value of the core deposit intangible.
f-	Adjustment reflects the amount needed to adjust the carrying value of other assets and other liabilities to estimated fair value.
g-	Adjustment reflects the amount of the prepayment penalty, if any, assessed on early payoff of FHLB-Atlanta advances.
h-	Adjustment reflects the estimated fair value of payments the Company expects to make to the FDIC under the clawback provisions of the loss share agreements at the conclusion of the term of the loss share agreements.
i-	Because the Company reset deposit rates for these assumed deposits, as provided for under the purchase and assumption agreements, to reflect an appropriate market rate of interest, there was no fair value adjustment for such assumed deposits.

The Company’s results of operations include the operating results of the acquired assets and assumed liabilities from the respective dates of acquisition through the end of the reporting period. Due to the significant fair value adjustments and the nature of the loss sharing agreements with the FDIC, the Company believes pro forma information that would include pre-acquisition historical results of the acquired assets and assumed liabilities is not relevant. Accordingly, no pro forma information is included in these consolidated financial statements.

2010 Acquisitions

On March 26, 2010, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Unity National Bank (“Unity”) with five offices in Georgia, including Cartersville (2), Rome, Adairsville and Calhoun.

On July 16, 2010, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Woodlands Bank (“Woodlands”) with eight offices, including two in South Carolina; two in North Carolina; one in Georgia and three in Alabama. On October 26, 2010, the Company closed four of the Woodlands offices, and in December 2010 the Company relocated two offices. The Company also renegotiated the leases on the remaining two offices. As a result, the Company now operates one office each in Bluffton, South Carolina; Wilmington, North Carolina; Savannah, Georgia; and Mobile, Alabama.

On September 10, 2010, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Horizon Bank (“Horizon”) with four offices in Florida, including Bradenton (2), Palmetto and Brandon. On December 23, 2010, the Company closed the office in Brandon, Florida.

On December 17, 2010, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Chestatee State Bank (“Chestatee”) with four offices in Georgia, including Dawsonville (2), Cumming and Marble Hill.

Subsequent to the reporting of the assets acquired and the liabilities assumed in the Unity, Woodlands, Horizon and Chestatee acquisitions, the Company made certain adjustments to these values in order to finalize the Day 1 Fair Values. As a result of those adjustments, the Company has “recast” the assets acquired and liabilities assumed in the Unity, Woodlands, Horizon and Chestatee acquisitions to reflect the Day 1 Fair Values. The following tables provide a summary of the Day 1 Fair Values of assets acquired and liabilities assumed, including any such recast adjustments, for the Company’s 2010 FDIC-assisted acquisitions.

A summary of the assets acquired and liabilities assumed in the Unity acquisition, including recast adjustments, is as follows:

	March 26, 2010
	As Recorded by Unity	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$45,401	$—		$—	$45,401
Investment securities AFS	5,580	—	a	—	5,580
Loans covered by FDIC loss share agreements	185,213	(42,038	) b	(8,723)	134,452
FDIC loss share receivable	—	35,683	c	8,464	44,147
Foreclosed assets covered by FDIC loss share agreements	20,304	(10,890	) d	(555)	8,859
Core deposit intangible	—	1,657	e	—	1,657
Other assets	1,137	(954	) f	—	183

Total assets acquired	257,635	(16,542)		(814)	240,279

Liabilities assumed:
Deposits	220,806	—	i	—	220,806
FHLB-Atlanta advances	23,000	1,078	g	—	24,078
FDIC clawback payable	—	2,265	h	(699)	1,566
Other liabilities	629	(22	) f	(115)	492

Total liabilities assumed	244,435	3,321		(814)	246,942

Net assets acquired	13,200	$(19,863)		$—	(6,663)

Asset discount bid	(29,900)

Cash received from FDIC	$16,700				16,700

Pre-tax gain					$10,037

(1)	Represents the Day 1 Fair Values of assets acquired and liabilities assumed in the Unity acquisition.

A summary of the assets acquired and liabilities assumed in the Woodlands acquisition, including recast adjustments, is as follows:

	July 16, 2010
	As Recorded by Woodlands	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$13,447	$—		$—	$13,447
Investment securities AFS	85,017	(525	) a	—	84,492
Loans not covered by FDIC loss share agreements	1,500	(387	) b	—	1,113
Loans covered by FDIC loss share agreements	270,335	(82,337	) b	(1,520)	186,478
FDIC loss share receivable	—	54,827	c	1,039	55,866
Foreclosed assets covered by FDIC loss share agreements	12,258	(7,229	) d	—	5,029
Core deposit intangible	—	200	e	—	200
Other assets	2,556	(1,411	) f	327	1,472

Total assets acquired	385,113	(36,862)		(154)	348,097

Liabilities assumed:
Deposits	344,723	—	i	—	344,723
FHLB-Atlanta advances	10,000	142	g	—	10,142
FDIC clawback payable	—	3,030	h	(89)	2,941
Other liabilities	258	—	f	(65)	193

Total liabilities assumed	354,981	3,172		(154)	357,999

Net assets acquired	30,132	$(40,034)		$—	(9,902)

Asset discount bid	(54,392)

Cash received from FDIC	$24,260				24,260

Pre-tax gain					$14,358

(1)	Represents the Day 1 Fair Values of assets acquired and liabilities assumed in the Woodlands acquisition.

A summary of the assets acquired and liabilities assumed in the Horizon acquisition, including recast adjustments, is as follows:

	September 10, 2010
	As Recorded by Horizon	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$11,775	$—		$—	$11,775
Investment securities AFS	5,312	(207	) a	—	5,105
Loans not covered by FDIC loss share agreements	1,323	(431	) b	—	892
Loans covered by FDIC loss share agreements	138,778	(45,775	) b	(1,195)	91,808
FDIC loss share receivable	—	29,089	c	—	29,089
Foreclosed assets covered by FDIC loss share agreements	8,391	(4,708	) d	—	3,683
Core deposit intangible	—	396	e	—	396
Other assets	2,868	(887	) f	1,195	3,176

Total assets acquired	168,447	(22,523)		—	145,924

Liabilities assumed:
Deposits	152,387	—	i	—	152,387
FHLB-Atlanta advances	18,000	1,251	g	—	19,251
FDIC clawback payable	—	1,461	h	—	1,461
Other liabilities	562	—	f	—	562

Total liabilities assumed	170,949	2,712		—	173,661

Net assets acquired	(2,502)	$(25,235)		$—	(27,737)

Asset discount bid	(27,000)

Cash received from FDIC	$29,502				29,502

Pre-tax gain					$1,765

(1)	Represents the Day 1 Fair Values of assets acquired and liabilities assumed in the Horizon acquisition.

A summary of the assets acquired and liabilities assumed in the Chestatee acquisition, including recast adjustments, is as follows:

	December 17, 2010
	As Recorded by Chestatee	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$21,964	$—		$—	$21,964
Investment securities AFS	7,204	(47	) a	—	7,157
Loans not covered by FDIC loss share agreements	5,269	(1,693	) b	—	3,576
Loans covered by FDIC loss share agreements	163,428	(46,620	) b	(5,427)	111,381
FDIC loss share receivable	—	42,072	c	3,987	46,059
Foreclosed assets covered by FDIC loss share agreements	31,647	(18,241	) d	—	13,406
Core deposit intangible	—	550	e	—	550
Other assets	1,722	(621	) f	1,141	2,242

Total assets acquired	231,234	(24,600)		(299)	206,335

Liabilities assumed:
Deposits	234,468	—	i	—	234,468
FDIC clawback payable	—	1,091	h	(299)	792
Other liabilities	440	200	f	—	640

Total liabilities assumed	234,908	1,291		(299)	235,900

Net assets acquired	(3,674)	$(25,891)		$—	(29,565)

Asset discount bid	(34,750)

Cash received from FDIC	$38,424				38,424

Pre-tax gain					$8,859

(1)	Represents the Day 1 Fair Values of assets acquired and liabilities assumed in the Chestatee acquisition.

Explanation of fair value adjustments

a-	Adjustment reflects the fair value adjustment based on the Company’s pricing of investment securities AFS.
b-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired loan portfolio.
c-	Adjustment reflects the estimated fair value of payments the Company expects to receive from the FDIC under the loss share agreements.
d-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired foreclosed assets covered by FDIC loss share agreements.
e-	Adjustment reflects the estimated fair value of the core deposit intangible.
f-	Adjustment reflects the amount needed to adjust the carrying value of other assets and other liabilities to estimated fair value.
g-	Adjustment reflects the amount of the prepayment penalty, if any, assessed on early payoff of FHLB-Atlanta advances.
h-	Adjustment reflects the estimated fair value of payments the Company expects to make to the FDIC under the clawback provisions of the loss share agreements at the conclusion of the term of the loss share agreements.
i-	Because the Company reset deposit rates for these assumed deposits, as provided for under the purchase and assumption agreements, to reflect an appropriate market rate of interest, there was no fair value adjustment for such assumed deposits.

The Company’s results of operations include the operating results of the acquired assets and assumed liabilities from the respective dates of acquisition through the end of the reporting period. Due to the significant fair value adjustments and the nature of the loss sharing agreements with the FDIC, the Company believes pro forma information that would include pre-acquisition historical results of the acquired assets and assumed liabilities is not relevant. Accordingly, no pro forma information is included in these consolidated financial statements.

Purchase Accounting Adjustments

The recast adjustments to the acquired assets and assumed liabilities for Unity, Woodlands, Horizon, Chestatee, Oglethorpe and Park Avenue were made subsequent to the acquisition, but prior to their one year anniversaries and, as provided for under GAAP, were considered to be purchase accounting adjustments in deriving the Day 1 Fair Values for the acquired assets and assumed liabilities. These adjustments impacted the net assets acquired and the resulting pre-tax gains on these acquisitions. However, because the net effect on net assets acquired and resulting pre-tax gains was not material, management recorded the impact of such adjustments as an increase or decrease to non-interest income during the quarter in which the adjustments were determined. The net decrease to non-interest income is included as an adjustment to “other assets” and “other liabilities” in the previous tables.

As a result of the recast adjustments recorded on the Unity, Woodlands, Horizon and Chestatee acquisitions and used by management in its determination of Day 1 Fair Values, certain amounts previously reported in the Company’s December 31, 2010 consolidated financial statements have been recast. The following is a summary of those financial statement captions that have been impacted by these recast adjustments.

	As Previously Reported	Recast Adjustments	As Recast
	(Dollars in thousands)
December 31, 2010:
Loans covered by FDIC loss share agreements	$497,545	$(8,077)	$489,468
FDIC loss share receivable	153,111	5,026	158,137
Other assets	33,624	2,663	36,287
FDIC clawback payable	7,286	(382)	6,904
Accrued interest payable and other liabilities	11,437	(6)	11,431

Loss Share Agreements and Other Acquisition Matters

In conjunction with these FDIC-assisted acquisitions, the Bank entered into loss share agreements with the FDIC such that the Bank and the FDIC will share in the losses on assets covered under the loss share agreements. Pursuant to the terms of the loss share agreements for the Unity acquisition, on losses up to $65.0 million, the FDIC will reimburse the Bank for 80% of losses. On losses exceeding $65.0 million, the FDIC will reimburse the Bank for 95% of losses. Pursuant to the terms of the loss share agreements for the Woodlands acquisition, the Chestatee acquisition, the Oglethorpe acquisition and the First Choice acquisition, the FDIC will reimburse the Bank for 80% of losses. Pursuant to the terms of the loss share agreements for the Horizon acquisition, the FDIC will reimburse the Bank on single family residential loans and related foreclosed assets for (i) 80% of losses up to $11.8 million, (ii) 30% of losses between $11.8 million and $17.9 million and (iii) 80% of losses in excess of $17.9 million. For non-single family residential loans and related foreclosed assets, the FDIC will reimburse the Bank for (i) 80% of losses up to $32.3 million, (ii) 0% of losses between $32.3 million and $42.8 million and (iii) 80% of losses in excess of $42.8 million. Pursuant to the terms of the loss share agreements for the Park Avenue acquisition, the FDIC will reimburse the Bank for (i) 80% of losses up to $218.2 million, (ii) 0% of losses between $218.2 million and $267.5 million and (iii) 80% of losses in excess of $267.5 million.

The loss share agreements applicable to single family residential mortgage loans and related foreclosed assets provide for FDIC loss sharing and the Bank’s reimbursement to the FDIC for recoveries of covered losses for ten years from the date on which each applicable loss share agreement was entered. The loss share agreements applicable to commercial loans and related foreclosed assets provide for FDIC loss sharing for five years from the date on which each applicable loss share agreement was entered and the Bank’s reimbursement to the FDIC for recoveries of covered losses for an additional three years thereafter.

To the extent that actual losses incurred by the Bank are less than (i) $65 million on the Unity assets covered under the loss share agreements, (ii) $107 million on the Woodlands assets covered under the loss share agreements, (iii) $60 million on the Horizon assets covered under the loss share agreements, (iv) $66 million on the Chestatee assets covered under the loss share agreements, (v) $66 million on the Oglethorpe assets covered under the loss share agreements, (vi) $87 million on the First Choice assets covered under the loss share agreements and (vii) $269 million on the Park Avenue assets covered under the loss share agreements, the Bank may be required to reimburse the FDIC under the clawback provisions of the loss share agreements.

The terms of the purchase and assumption agreements for the Unity, Woodlands, Horizon, Chestatee, Oglethorpe, First Choice and Park Avenue acquisitions provide for the FDIC to indemnify the Bank against certain claims, including claims with respect to assets, liabilities or any affiliate not acquired or otherwise assumed by the Bank and with respect to claims based on any action by Unity’s, Woodlands’, Horizon’s, Chestatee’s, Oglethorpe’s, First Choice’s or Park Avenue’s directors, officers or employees.

3. Covered Assets, FDIC Loss Share Receivable and FDIC Clawback Payable

A summary of the covered assets, the FDIC loss share receivable and the FDIC clawback payable is as follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Covered loans	$806,924	$489,468
FDIC loss share receivable	278,263	158,137
Covered foreclosed assets	72,907	31,145

Total	$1,158,094	$678,750

FDIC clawback payable	$24,606	$6,904

Covered Loans

The following table presents a summary, by acquisition, of covered loans acquired as of the dates of acquisition and activity within covered loans during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquisition date:
Contractually required principal and interest	$208,410	$315,103	$179,441	$181,523	$174,110	$260,178	$452,658	$1,771,423
Nonaccretable difference	(52,526)	(83,933)	(52,388)	(47,538)	(67,300)	(86,210)	(126,321)	(516,216)

Cash flows expected to be collected	155,884	231,170	127,053	133,985	106,810	173,968	326,337	1,255,207
Accretable difference	(21,432)	(44,692)	(35,245)	(22,604)	(25,376)	(24,074)	(63,420)	(236,843)

Fair value at acquisition date	$134,452	$186,478	$91,808	$111,381	$81,434	$149,894	$262,917	$1,018,364

Carrying value at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
Covered loans acquired	134,452	186,478	91,808	111,381	—	—	—	524,119
Accretion	7,436	7,144	2,222	339	—	—	—	17,141
Transfers to foreclosed assets covered by FDIC loss share agreements	(2,755)	(2,599)	—	—	—	—	—	(5,354)
Payments received	(23,786)	(15,356)	(6,339)	(669)	—	—	—	(46,150)
Other activity, net	(364)	53	23	—	—	—	—	(288)

Carrying value at December 31, 2010	114,983	175,720	87,714	111,051	—	—	—	489,468
Covered loans acquired	—	—	—	—	81,434	149,894	262,917	494,245
Accretion	7,662	13,716	6,716	8,193	6,461	7,798	15,589	66,135
Transfers to foreclosed assets covered by FDIC loss share agreements	(5,197)	(14,938)	(1,990)	(2,381)	(1,218)	(858)	(2,432)	(29,014)
Payments received	(20,296)	(40,256)	(11,598)	(40,814)	(22,061)	(22,514)	(48,249)	(205,788)
Other activity, net	(792)	(2,467)	(1,044)	(1,348)	(225)	(1,015)	(1,231)	(8,122)

Carrying value at December 31, 2011	$96,360	$131,775	$79,798	$74,701	$64,391	$133,305	$226,594	$806,924

The following table presents a summary of the carrying value and type of covered loans at December 31, 2011 and 2010.

	December 31,
	2011	2010
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$202,621	$132,108
Non-farm/non-residential	369,757	214,435
Construction/land development	160,872	102,099
Agricultural	24,104	9,643
Multifamily residential	15,894	10,709

Total real estate	773,248	468,994
Commercial and industrial	29,749	17,999
Consumer	958	1,248
Agricultural (non-real estate)	2,806	73
Other	163	1,154

Total covered loans	$806,924	$489,468

The following table presents a summary, by acquisition, of changes in the accretable difference on covered loans during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
Accretable difference at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
Accretable difference acquired	21,432	44,692	35,245	22,604	—	—	—	123,973
Accretion	(7,436)	(7,144)	(2,222)	(339)	—	—	—	(17,141)
Adjustments to accretable difference due to:
Covered loans transferred to covered foreclosed assets	(299)	(109)	—	—	—	—	—	(408)
Covered loans paid off	(871)	(1,010)	(1,075)	—	—	—	—	(2,956)
Cash flow revisions as a result of renewals and/or modifications of covered loans	2,453	647	4	—	—	—	—	3,104
Other, net	—	106	213	—	—	—	—	319

Accretable difference at December 31, 2010	15,279	37,182	32,165	22,265	—	—	—	106,891
Accretable difference acquired	—	—	—	—	25,376	24,074	63,420	112,870
Accretion	(7,662)	(13,716)	(6,716)	(8,193)	(6,461)	(7,798)	(15,589)	(66,135)
Adjustments to accretable difference due to:
Covered loans transferred to covered foreclosed assets	(384)	(1,611)	(191)	(503)	(315)	(91)	(327)	(3,422)
Covered loans paid off	(273)	(2,146)	(934)	(4,564)	(2,811)	(1,435)	(3,167)	(15,330)
Cash flow revisions as a result of renewals and/or modifications of covered loans	3,514	4,691	10	1,481	1,446	1,269	2,097	14,508
Other, net	140	155	98	177	103	165	671	1,509

Accretable difference at December 31, 2011	$10,614	$24,555	$24,432	$10,663	$17,338	$16,184	$47,105	$150,891

FDIC Loss Share Receivable

The following table presents a summary, by acquisition, of the FDIC loss share receivable as of the dates of acquisition and the activity within the FDIC loss share receivable during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquisition date:
Expected principal loss on covered assets:
Covered loans	$50,354	$73,220	$40,537	$46,869	$62,890	$81,583	$115,127	$470,580
Covered foreclosed assets	9,979	5,897	3,678	15,960	7,907	628	49,850	93,899

Total expected principal losses	60,333	79,117	44,215	62,829	70,797	82,211	164,977	564,479
Estimated loss sharing percentage(1)	80%	80%	80%	80%	80%	80%	80%	80%

Estimated recovery from FDIC	48,266	63,294	35,372	50,263	56,638	65,769	131,982	451,584
Discount for net present value on FDIC loss share receivable	(4,119)	(7,428)	(6,283)	(4,204)	(5,535)	(6,225)	(16,050)	(49,844)

Net present value of FDIC loss share receivable at acquisition date	$44,147	$55,866	$29,089	$46,059	$51,103	$59,544	$115,932	$401,740

Carrying value at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
FDIC loss share receivable recorded at acquisition	44,147	55,866	29,089	46,059	—	—	—	175,161
Accretion income	1,229	1,007	331	—	—	—	—	2,567
Cash received from FDIC	(15,308)	(4,802)	—	—	—	—	—	(20,110)
Other activity, net	1,052	(295)	(238)	—	—	—	—	519

Carrying value at December 31, 2010	31,120	51,776	29,182	46,059	—	—	—	158,137
FDIC loss share receivable recorded at acquisition	—	—	—	—	51,103	59,544	115,932	226,579
Accretion income	741	1,807	927	1,363	1,997	1,814	2,427	11,076
Cash received from FDIC	(5,069)	(23,001)	(9,505)	(18,466)	(11,942)	(12,372)	(28,646)	(109,001)
Reductions of FDIC loss share receivable for payments on covered loans in excess of Day 1 Fair Values estimates	(875)	(3,590)	(948)	(2,892)	(4,565)	(1,612)	(7,204)	(21,686)
Expenses on covered assets reimbursable by FDIC	1,376	1,606	1,183	1,330	737	472	1,943	8,647
Other activity, net	282	579	918	1,988	390	136	218	4,511

Carrying value at December 31, 2011	$27,575	$29,177	$21,757	$29,382	$37,720	$47,982	$84,670	$278,263

(1)	Certain of the Company’s loss share agreements contain tranches whereby the FDIC’s loss sharing percentage is more than or less than 80%. However, management’s current expectation of most of the principal losses on covered assets under each of the loss share agreements falls in the tranches whereby the FDIC would reimburse the Company for approximately 80% of such losses.

Foreclosed Assets Covered by FDIC Loss Share Agreements

The following table presents a summary, by acquisition, of foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, as of the dates of acquisition and the activity within covered foreclosed assets during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquisition date:
Balance on acquired bank’s books	$20,304	$12,258	$8,391	$31,647	$16,554	$2,773	$91,442	$183,369
Total expected losses	(9,979)	(5,897)	(3,678)	(15,960)	(7,907)	(628)	(49,850)	(93,899)
Discount for net present value of expected cash flows	(1,466)	(1,332)	(1,030)	(2,281)	(1,562)	(474)	(10,412)	(18,557)

Fair value at acquisition date	$8,859	$5,029	$3,683	$13,406	$7,085	$1,671	$31,180	$70,913

Carrying value at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
Covered foreclosed assets acquired	8,859	5,029	3,683	13,406	—	—	—	30,977
Covered loans transferred to covered foreclosed assets	2,755	2,599	—	—	—	—	—	5,354
Sales of covered foreclosed assets	(3,554)	(1,632)	—	—	—	—	—	(5,186)

Carrying value at December 31, 2010	8,060	5,996	3,683	13,406	—	—	—	31,145
Covered foreclosed assets acquired	—	—	—	—	7,085	1,671	31,180	39,936
Covered loans transferred to covered foreclosed assets	5,197	14,938	1,990	2,381	1,218	858	2,432	29,014
Sales of covered foreclosed assets	(2,985)	(6,499)	(1,996)	(6,110)	(1,171)	(305)	(8,122)	(27,188)

Carrying value at December 31, 2011	$10,272	$14,435	$3,677	$9,677	$7,132	$2,224	$25,490	$72,907

The following table presents a summary of the carrying value and type of foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, at December 31, 2011 and 2010.

	December 31,
	2011	2010
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$15,945	$10,624
Non-farm/non-residential	11,624	3,755
Construction/land development	43,323	16,366
Multifamily residential	2,014	—

Total real estate	72,906	30,745
Commercial and industrial	1	400

Total covered foreclosed assets	$72,907	$31,145

FDIC Clawback Payable

The following table presents a summary, by acquisition, of the FDIC clawback payable as of the dates of acquisition and activity within the FDIC clawback payable during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquisition date:
Estimated FDIC clawback payable	$2,612	$4,846	$2,380	$1,291	$1,721	$1,515	$24,219	$38,584
Discount for net present value on FDIC clawback payable	(1,046)	(1,905)	(919)	(499)	(664)	(585)	(9,351)	(14,969)

Net present value of FDIC clawback payable at acquisition date	$1,566	$2,941	$1,461	$792	$1,057	$930	$14,868	$23,615

Carrying value at January 1, 2010	$—	$—	$—	$—	$—	$—	$—	$—
FDIC clawback payable recorded at acquisition	1,566	2,941	1,461	792	—	—	—	6,760
Amortization expense	63	63	12	—	—	—	—	138
Other activity, net	—	—	6	—	—	—	—	6

Carrying value at December 31, 2010	1,629	3,004	1,479	792	—	—	—	6,904
FDIC clawback payable recorded at acquisition	—	—	—	—	1,057	930	14,868	16,855
Amortization expense	80	149	73	55	42	31	505	935
Other activity, net	—	—	—	(88)	—	—	—	(88)

Carrying value at December 31, 2011	$1,709	$3,153	$1,552	$759	$1,099	$961	$15,373	$24,606

4. Investment Securities

The following table is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS. The Company’s holdings of “other equity securities” include FHLB-Dallas, FHLB-Atlanta and FNBB shares which do not have readily available fair values and are carried at cost.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value(1)
	(Dollars in thousands)
December 31, 2011:
Obligations of states and political subdivisions	$359,667	$14,359	$(979)	$373,047
U.S. Government agency residential mortgage-backed securities	46,068	1,967	—	48,035
Other equity securities	17,828	—	—	17,828

Total investment securities AFS	$423,563	$16,326	$(979)	$438,910

December 31, 2010:
Obligations of states and political subdivisions	$378,822	$6,431	$(6,706)	$378,547
U.S. Government agency residential mortgage-backed securities	1,269	—	—	1,269
Other equity securities	18,882	—	—	18,882

Total investment securities AFS	$398,973	$6,431	$(6,706)	$398,698

(1)	The Company utilizes independent third parties as its principal pricing sources for determining fair value of investment securities which are measured on a recurring basis. For investment securities traded in an active market, the fair values are obtained from independent pricing services and based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs.

The following table shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Dollars in thousands)
December 31, 2011:
Obligations of states and political subdivisions	$6,035	$248	$16,582	$731	$22,617	$979

Total temporarily impaired investment securities	$6,035	$248	$16,582	$731	$22,617	$979

December 31, 2010:
Obligations of states and political subdivisions	$174,356	$6,153	$5,387	$553	$179,743	$6,706

Total temporarily impaired investment securities	$174,356	$6,153	$5,387	$553	$179,743	$6,706

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment for the investment securities portfolio, management considers the credit quality of the issuer, the nature and cause of the unrealized loss, the severity and duration of the impairments and other factors. At December 31, 2011 and 2010, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature. The Company does not have the intent to sell these investment securities and more likely than not would not be required to sell these investment securities before fair value recovers to amortized cost.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2011 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)

Due in one year or less	$12,216	$12,624
Due after one year to five years	37,392	38,539
Due after five years to ten years	35,935	37,241
Due after ten years	338,020	350,506

Total	$423,563	$438,910

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except (i) FHLB-Dallas, FHLB-Atlanta and FNBB stock with no contractual maturity date are shown in the longest maturity category and (ii) U.S. Government agency residential mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2011. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities and other-than-temporary impairment charges of the Company’s investment securities AFS are summarized as follows:

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)

Sales proceeds	$94,676	$255,232	$528,542

Gross realized gains	$1,044	$5,030	$30,802
Gross realized losses	(111)	(486)	(2,920)
Other-than-temporary impairment charges	—	—	(900)

Net gains (losses) on investment securities	$933	$4,544	$26,982

Investment securities with carrying values of $316.8 million and $345.3 million at December 31, 2011 and 2010, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

At December 31, 2011, the Company’s holdings of investment securities issued by the Government National Mortgage Association, which carry the full faith and credit guaranty of the U.S. Government, totaled $45.6 million, or 10.7% of total common stockholder’s equity. At December 31, 2010, the Company had no holdings of investment securities of any one issuer in an amount greater than 10% of total common stockholders’ equity.

5. Loans and Leases

The following table is a summary of the loan and lease portfolio, excluding loans covered by FDIC loss share agreements, by principal category.

	December 31,
	2011		2010
		(Dollars in thousands)
Real estate:
Residential 1-4 family	$260,473	13.8%	$266,014	14.3%
Non-farm/non-residential	708,766	37.6	678,465	36.5
Construction/land development	478,106	25.4	496,737	26.8
Agricultural	71,158	3.8	81,736	4.4
Multifamily residential	142,131	7.5	103,875	5.6

Total real estate	1,660,634	88.1	1,626,827	87.6
Commercial and industrial	120,679	6.4	120,038	6.5
Consumer	40,162	2.1	54,401	2.9
Direct financing leases	54,745	2.9	42,754	2.3
Agricultural (non-real estate)	6,322	0.3	9,962	0.5
Other	2,740	0.2	2,447	0.2

Total loans and leases	$1,885,282	100.0%	$1,856,429	100.0%

The above table includes deferred costs, net of deferred fees, that totaled $0.6 million and $1.6 million at December 31, 2011 and 2010, respectively.

Loans and leases on which the accrual of interest has been discontinued aggregated $12.5 million and $13.9 million at December 31, 2011 and 2010, respectively. Interest income recorded during 2011, 2010 and 2009 for nonaccrual loans and leases at December 31, 2011, 2010 and 2009 was $0.4 million, $0.1 million and $1.3 million, respectively. Under the original terms, these loans and leases would have reported $1.2 million, $1.1 million and $2.5 million of interest income during 2011, 2010 and 2009, respectively.

The Company’s direct financing leases include estimated residual values of $0.1 million at December 31, 2011 and $0.5 million at December 31, 2010. Direct financing leases are presented net of unearned income totaling $7.4 million and $5.9 million at December 31, 2011 and 2010, respectively.

6. Allowance for Loan and Lease Losses (“ALLL”)

The following table is a summary of activity within the ALLL.

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)

Balance - beginning of year	$40,230	$39,619	$29,512
Non-covered loans and leases charged off	(12,988)	(16,764)	(35,885)
Recoveries of non-covered loans and leases previously charged off	427	1,375	1,192

Net charge-offs - non-covered loans and leases	(12,561)	(15,389)	(34,693)
Covered loans charged off	(275)	—	—

Net charge-offs - total loans and leases	(12,836)	(15,389)	(34,693)
Provision for loan and lease losses	11,775	16,000	44,800

Balance - end of year	$39,169	$40,230	$39,619

As of December 31, 2011, the Company identified purchased loans covered by FDIC loss share agreements acquired in its FDIC-assisted acquisitions totaling $3.2 million where the expected performance of such loans had deteriorated from management’s performance expectations established in conjunction with the determination of the Day 1 Fair Values. As a result the Company recorded partial charge-offs, net of adjustments to the FDIC loss share receivable and the FDIC clawback payable, totaling $0.3 million for such loans during the fourth quarter of 2011. The Company also recorded $0.3 million of provision for loan and lease losses during the fourth quarter of 2011 to cover such charge-offs. In addition to those net charge-offs, the Company also transferred certain of these covered loans to covered foreclosed assets during the fourth quarter of 2011. As a result of these actions, the Company had $1.9 million of impaired covered loans at December 31, 2011 (none at December 31, 2010).

The following table is a summary of the Company’s ALLL as of and for the years ended December 31, 2011 and 2010.

	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
	(Dollars in thousands)
December 31, 2011:
Real estate:
Residential 1-4 family	$2,999	$(2,743)	$64	$3,528	$3,848
Non-farm/non-residential	8,313	(1,033)	16	4,907	12,203
Construction/land development	10,565	(5,651)	30	4,534	9,478
Agricultural	2,569	(771)	—	1,585	3,383
Multifamily residential	1,320	—	—	1,244	2,564
Commercial and industrial	4,142	(1,465)	142	1,772	4,591
Consumer	2,051	(825)	166	(183)	1,209
Direct financing leases	1,726	(413)	5	314	1,632
Other	201	(87)	4	143	261
Covered loans	—	(275)	—	275	—
Unallocated	6,344	—	—	(6,344)	—

Total	$40,230	$(13,263)	$427	$11,775	$39,169

December 31, 2010:
Real estate:
Residential 1-4 family	$3,600	$(872)	$99	$172	$2,999
Non-farm/non-residential	6,574	(1,702)	87	3,354	8,313
Construction/land development	11,585	(4,037)	253	2,764	10,565
Agricultural	750	(301)	45	2,075	2,569
Multifamily residential	710	(133)	1	742	1,320
Commercial and industrial	3,587	(6,937)	656	6,836	4,142
Consumer	2,599	(1,196)	212	436	2,051
Direct financing leases	1,560	(478)	20	624	1,726
Other	289	(1,108)	2	1,018	201
Unallocated	8,365	—	—	(2,021)	6,344

Total	$39,619	$(16,764)	$1,375	$16,000	$40,230

Because the Company has refined its allowance calculation during 2011 such that it no longer maintains unallocated allowance at December 31, 2011, the Company’s allocation of its allowance at December 31, 2011 may not be comparable with prior periods.

The following table is a summary of the Company’s ALLL and recorded investment in loans and leases, excluding loans covered by FDIC loss share agreements, as of December 31, 2011 and 2010.

	Allowance for Loan and Leases Losses			Loans and Leases not Covered by FDIC Loss Share Agreements
	ALLL for Individually Evaluated Impaired Loans and Leases	ALLL for All Other Loans and Leases	Total ALLL	Individually Evaluated Impaired Loans and Leases	All Other Loans and Leases	Total Loans and Leases
			(Dollars in thousands)

December 31, 2011:
Real estate:
Residential 1-4 family(1)	$415	$3,433	$3,848	$3,239	$257,234	$260,473
Non-farm/non-residential	410	11,793	12,203	3,837	704,929	708,766
Construction/land development	31	9,447	9,478	3,001	475,105	478,106
Agricultural	—	3,383	3,383	737	70,421	71,158
Multifamily residential	—	2,564	2,564	—	142,131	142,131
Commercial and industrial	868	3,723	4,591	1,390	119,289	120,679
Consumer	57	1,152	1,209	87	40,075	40,162
Direct financing leases	—	1,632	1,632	—	54,745	54,745
Other	2	259	261	11	9,051	9,062

Total	$1,783	$37,386	$39,169	$12,302	$1,872,980	$1,885,282

December 31, 2010:
Real estate:
Residential 1-4 family	$33	$2,966	$2,999	$945	$265,069	$266,014
Non-farm/non-residential	71	8,242	8,313	3,096	675,369	678,465
Construction/land development	508	10,057	10,565	4,086	492,651	496,737
Agricultural	403	2,166	2,569	2,456	79,280	81,736
Multifamily residential	—	1,320	1,320	—	103,875	103,875
Commercial and industrial	928	3,214	4,142	947	119,091	120,038
Consumer	33	2,018	2,051	183	54,218	54,401
Direct financing leases	—	1,726	1,726	—	42,754	42,754
Other	44	157	201	114	12,295	12,409
Unallocated	—	6,344	6,344	—	—	—

Total	$2,020	$38,210	$40,230	$11,827	$1,844,602	$1,856,429

(1)	Includes one individually evaluated loan classified as a TDR totaling $1.0 million with an ALLL of $0.3 million allocated for such loan.

The following table is a summary of credit quality indicators for the Company’s total loans and leases, including covered and non-covered loans and leases, as of December 31, 2011 and 2010.

	Non-covered Loans and Leases					Covered Loans
	Satisfactory	Moderate	Watch	Substandard	Total Non-covered Loans and Leases	FV 1(1)	FV 2(2)	Total Covered Loans	Total Loans and Leases
				(Dollars in thousands)
December 31, 2011:
Real estate:
Residential 1-4 family(3)	$256,267	$—	$2,449	$1,757	$260,473	$202,621	$—	$202,621	$463,094
Non-farm/non-residential	541,830	96,341	53,976	16,619	708,766	368,556	1,201	369,757	1,078,523
Construction/land development	263,149	164,500	41,741	8,716	478,106	160,737	135	160,872	638,978
Agricultural	45,276	11,549	7,328	7,005	71,158	24,104	—	24,104	95,262
Multifamily residential	94,049	43,622	3,673	787	142,131	15,376	518	15,894	158,025
Commercial and industrial	82,174	30,996	3,093	4,416	120,679	29,749	—	29,749	150,428
Consumer(3)	38,851	—	1,032	279	40,162	958	—	958	41,120
Direct financing leases	52,329	2,070	26	320	54,745	—	—	—	54,745
Other(3)	6,827	1,724	385	126	9,062	2,969	—	2,969	12,031

Total	$1,380,752	$350,802	$113,703	$40,025	$1,885,282	$805,070	$1,854	$806,924	$2,692,206

December 31, 2010:
Real estate:
Residential 1-4 family(3)	$261,479	$—	$3,809	$726	$266,014	$132,108	$—	$132,108	$398,122
Non-farm/non-residential	504,923	122,883	32,476	18,183	678,465	214,435	—	214,435	892,900
Construction/land development	258,933	201,038	21,135	15,631	496,737	102,099	—	102,099	598,836
Agricultural	58,879	10,489	3,609	8,759	81,736	9,643	—	9,643	91,379
Multifamily residential	90,700	8,579	3,699	897	103,875	10,709	—	10,709	114,584
Commercial and industrial	79,926	34,274	1,659	4,179	120,038	17,999	—	17,999	138,037
Consumer(3)	53,068	—	1,187	146	54,401	1,248	—	1,248	55,649
Direct financing leases	38,666	3,328	676	84	42,754	—	—	—	42,754
Other(3)	10,174	1,836	157	242	12,409	1,227	—	1,227	13,636

Total	$1,356,748	$382,427	$68,407	$48,847	$1,856,429	$489,468	$—	$489,468	$2,345,897

(1)	Covered loans rated FV 1 are all covered loans that are performing in accordance with management’s expectations established in conjunction with the determination of the Day 1 Fair Values.
(2)	Covered loans rated FV 2 are all covered loans whose performance has deteriorated from management’s expectations established in conjunction with the determination of the Day 1 Fair Values resulting in an allowance allocation or a charge-off of some portion or all of such covered loan.
(3)	The Company does not risk rate its residential 1-4 family loans, its consumer loans, and certain “other” loans. However, for purposes of the above table, the Company considers such loans to be (i) satisfactory - if they are performing and less than 30 days past due, (ii) watch - if they are performing and 30 to 89 days past due or (iii) substandard - if they are non- performing or 90 days or more past due.

The Company’s credit quality indicators consist of an internal grading system used to assign grades to all loans and leases except residential 1-4 family loans, consumer loans and purchased loans, including covered loans. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. These risk elements include the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age, condition, value, nature and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan-to-value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, condition, value, nature and marketability of collateral; and (4) for other loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, condition, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors. The following categories of credit quality indicators are used by the Company.

Satisfactory — Loans and leases in this category are considered to be a satisfactory credit risk and are generally considered to be collectible in full.

Moderate — Loans and leases in this category are considered to be a marginally satisfactory credit risk and are generally considered to be collectible in full.

Watch — Loans and leases in this category are presently protected from apparent loss, however weaknesses exist which could cause future impairment of repayment of principal or interest.

Substandard — Loans and leases in this category are characterized by deterioration in quality exhibited by a number of weaknesses requiring corrective action and posing risk of some loss.

The Company does not use these same credit quality indicators in its grading of covered loans. Instead, for purchased loans, including covered loans, management separately monitors this portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. To the extent that a loan is performing in accordance with management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 1, is not included in any of the Company’s credit quality ratios, is not considered to be an impaired loan and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 2, is included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses. At December 31, 2011 and 2010, the Company had no allowance for its covered loans because all losses had been charged off on covered loans whose performance had deteriorated from management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

The following table is a summary of impaired loans and leases, excluding loans covered by FDIC loss share agreements, as of and for the years ended December 31, 2011 and 2010.

	Principal Balance	Net Charge-offs to Date	Principal Balance, Net of Charge-offs	Specific Allowance	Average Carrying Value
	(Dollars in thousands)
December 31, 2011:
Impaired loans and leases for which there is a related ALLL:
Real estate:
Residential 1-4 family	$3,200	$(1,675)	$1,525	$415	$504
Non-farm/non-residential	2,931	(146)	2,785	410	1,173
Construction/land development	238	(90)	148	31	882
Agricultural	9	(9)	—	—	575
Commercial and industrial	3,071	(1,775)	1,296	868	844
Consumer	101	(28)	73	57	81
Other	46	(35)	11	2	30

Total impaired loans and leases with a related ALLL	9,596	(3,758)	5,838	1,783	4,089

Impaired loans and leases for which there is not a related ALLL:
Real estate:
Residential 1-4 family	2,121	(407)	1,714	—	1,239
Non-farm/non-residential	1,159	(107)	1,052	—	1,633
Construction/land development	6,254	(3,401)	2,853	—	5,833
Agricultural	842	(105)	737	—	1,000
Multifamily residential	133	(133)	—	—	15
Commercial and industrial	294	(200)	94	—	194
Consumer	47	(33)	14	—	15
Other	—	—	—	—	5

Total impaired loans and leases without a related ALLL	10,850	(4,386)	6,464	—	9,934

Total impaired loans and leases	$20,446	$(8,144)	$12,302	$1,783	$14,023

December 31, 2010:
Impaired loans and leases for which there is a related ALLL:
Real estate:
Residential 1-4 family	$305	$(84)	$221	$33	$457
Non-farm/non-residential	654	(210)	444	71	298
Construction/land development	1,835	(92)	1,743	508	854
Agricultural	1,336	(131)	1,205	403	912
Commercial and industrial	1,490	(786)	704	928	317
Consumer	176	(30)	146	33	195
Other	364	(277)	87	44	101

Total impaired loans and leases with a related ALLL	6,160	(1,610)	4,550	2,020	3,134

Impaired loans and leases for which there is not a related ALLL:
Real estate:
Residential 1-4 family	851	(127)	724	—	1,333
Non-farm/non-residential	3,481	(829)	2,652	—	4,490
Construction/land development	6,139	(3,796)	2,343	—	3,603
Agricultural	1,392	(141)	1,251	—	1,229
Multifamily residential	133	(133)	—	—	—
Commercial and industrial	764	(521)	243	—	1,554
Consumer	93	(56)	37	—	53
Other	45	(18)	27	—	56

Total impaired loans and leases without a related ALLL	12,898	(5,621)	7,277	—	12,318

Total impaired loans and leases	$19,058	$(7,231)	$11,827	$2,020	$15,452

Interest income on impaired loans and leases is recognized on a cash basis when and if actually collected. Total interest income recognized on impaired loans and leases for the years ended December 31, 2011, 2010 and 2009 was not material.

The following table is an aging analysis of past due loans and leases, excluding loans covered by FDIC loss share agreements, at December 31, 2011 and 2010.

	30-89 Days Past Due(1)	90 Days or More(2)	Total Past Due	Current(3)	Total Loans and Leases
	(Dollars in thousands)
December 31, 2011:
Real estate:
Residential 1-4 family	$2,449	$1,757	$4,206	$256,267	$260,473
Non-farm/non-residential	3,448	3,448	6,896	701,870	708,766
Construction/land development	10,453	2,827	13,280	464,826	478,106
Agricultural	275	727	1,002	70,156	71,158
Multifamily residential	319	—	319	141,812	142,131
Commercial and industrial	1,477	469	1,946	118,733	120,679
Consumer	1,032	279	1,311	38,851	40,162
Direct financing leases	42	277	319	54,426	54,745
Other	79	—	79	8,983	9,062

Total	$19,574	$9,784	$29,358	$1,855,924	$1,885,282

December 31, 2010:
Real estate:
Residential 1-4 family	$3,809	$726	$4,535	$261,479	$266,014
Non-farm/non-residential	6,261	3,337	9,598	668,867	678,465
Construction/land development	11,104	4,249	15,353	481,384	496,737
Agricultural	956	2,108	3,064	78,672	81,736
Multifamily residential	881	—	881	102,994	103,875
Commercial and industrial	1,639	881	2,520	117,518	120,038
Consumer	1,187	146	1,333	53,068	54,401
Direct financing leases	—	84	84	42,670	42,754
Other	201	—	201	12,208	12,409

Total	$26,038	$11,531	$37,569	$1,818,860	$1,856,429

(1)	Includes $1.0 million and $1.2 million of loans and leases, excluding loans covered by FDIC loss share agreements, on nonaccrual status at December 31, 2011 and 2010, respectively.
(2)	All loans and leases greater than 90 days past due, excluding loans covered by FDIC loss share agreements, were on nonaccrual status at December 31, 2011 and 2010.
(3)	Includes $1.4 million and $1.3 million of loans and leases, excluding loans covered by FDIC loss share agreements, on nonaccrual status at December 31, 2011 and 2010, respectively.

The following table is an aging analysis of past due loans covered by FDIC loss share agreements at December 31, 2011 and 2010.

	30-89 Days Past Due	90 Days or More	Total Past Due	Current	Total Covered Loans
	(Dollars in thousands)
December 31, 2011:
Real estate:
Residential 1-4 family	$12,013	$34,075	$46,088	$156,533	$202,621
Non-farm/non-residential	26,023	71,898	97,921	271,836	369,787
Construction/land development	15,335	54,165	69,500	91,372	160,872
Agricultural	3,111	4,390	7,501	16,603	24,104
Multifamily residential	288	4,208	4,496	11,398	15,894
Commercial and industrial	795	4,390	5,185	24,564	29,749
Consumer	246	14	260	698	958
Other	14	133	147	2,822	2,969

Total	$57,825	$173,273	$231,098	$575,826	$806,924

December 31, 2010:
Real estate:
Residential 1-4 family	$9,631	$17,062	$26,693	$105,415	$132,108
Non-farm/non-residential	10,923	14,187	25,110	189,325	214,435
Construction/land development	17,153	24,788	41,941	60,158	102,099
Agricultural	98	602	700	8,943	9,643
Multifamily residential	892	1,808	2,700	8,009	10,709
Commercial and industrial	734	798	1,532	16,467	17,999
Consumer	356	25	381	867	1,248
Other	643	—	643	584	1,227

Total	$40,430	$59,270	$99,700	$389,768	$489,468

At December 31, 2011 and 2010, a significant portion of the Company’s covered loans were past due, including many that were 90 days or more past due. However, such delinquencies were included in the Company’s performance expectations in determining the Day 1 Fair Values. Accordingly, all covered loans continue to accrete interest income and all covered loans rated “FV 1” continue to perform in accordance with management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

7. Foreclosed Assets

The following table is a summary of activity within foreclosed assets not covered by FDIC loss share agreements for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Balance - beginning of year	$42,216	$61,148	$10,758
Loans transferred into foreclosed assets not covered by FDIC loss share agreements	10,676	17,095	74,122
Sales of foreclosed assets not covered by FDIC loss share agreements	(11,719)	(27,152)	(19,723)
Writedowns of foreclosed assets not covered by FDIC loss share agreements	(9,525)	(8,960)	(4,009)
Foreclosed assets acquired in acquisitions -not covered by FDIC loss share agreements	114	85	—

Balance - end of year	$31,762	$42,216	$61,148

The amount and type of foreclosed assets not covered by FDIC loss share agreements are as follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$1,078	$4,018
Non-farm/non-residential	2,857	3,866
Construction/land development	27,675	33,701
Agricultural	—	459

Total real estate	31,610	42,044
Commercial and industrial	145	87
Consumer	7	85

Foreclosed assets not covered by FDIC loss share agreements	$31,762	$42,216

8. Premises and Equipment

The following table is a summary of premises and equipment.

	December 31,
	2011	2010
	(Dollars in thousands)
Land	$64,226	$60,148
Construction in progress	1,849	3,069
Buildings and improvements	114,081	105,741
Leasehold improvements	5,147	5,080
Equipment	36,212	26,114

Gross premises and equipment	221,515	200,152
Accumulated depreciation	(34,982)	(29,655)

Premises and equipment, net	$186,533	$170,497

The Company capitalized $0.1 million, $0.1 million and $0.4 million of interest on construction projects during the years ended December 31, 2011, 2010 and 2009, respectively.

Included in occupancy expense is rent of $2.0 million, $1.1 million and $0.5 million incurred under noncancelable operating leases in 2011, 2010 and 2009, respectively, for leases of real estate, buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under these noncancelable leases at December 31, 2011 are as follows: $1.2 million in 2012, $1.0 million in 2013, $0.8 million in 2014, $0.7 million in 2015, $0.5 million in 2016 and $1.8 million thereafter. Rental income recognized during 2011, 2010 and 2009 for leases of buildings and premises under operating leases was $1.1 million, $1.1 million and $0.5 million, respectively.

9. Deposits

The following table is a summary of the scheduled maturities of all time deposits.

	December 31,
	2011	2010
	(Dollars in thousands)
Up to one year	$820,742	$905,818
Over one to two years	63,932	29,352
Over two to three years	21,933	3,819
Over three to four years	7,025	3,159
Over four to five years	4,451	880
Thereafter	173	82

Total time deposits	$918,256	$943,110

The aggregate amount of time deposits with a minimum denomination of $100,000 was $409.6 million and $483.9 million at December 31, 2011 and 2010, respectively.

10. Borrowings

Short-term borrowings with original maturities less than one year include FHLB-Dallas advances, Federal Reserve Bank (“FRB”) borrowings, treasury, tax and loan note accounts and federal funds purchased. The following table is a summary of information relating to these short-term borrowings.

	December 31,
	2011	2010
	(Dollars in thousands)
Average annual balance	$14,956	$14,465
December 31 balance	21,050	1,299
Maximum month-end balance during year	54,077	36,353
Interest rate:
Weighted-average - year	0.33%	0.37%
Weighted-average - December 31	0.35	0.00

At both December 31, 2011 and 2010, the Company had fixed rate FHLB-Dallas advances with original maturities exceeding one year of $280.8 million. These fixed rate advances bear interest at rates ranging from 1.34% to 5.12% at December 31, 2011, are collateralized by a blanket lien on a substantial portion of the Company’s real estate loans and are subject to prepayment penalties if repaid prior to maturity date. At December 31, 2011, the Bank had $647 million of unused FHLB-Dallas borrowing availability.

At December 31, 2011, aggregate annual maturities and weighted-average interest rates of FHLB-Dallas advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted-Average Interest Rate
	(Dollars in thousands)

2012	$33	3.40%
2013	31	3.22
2014	32	3.24
2015	33	3.27
2016	21	4.54
2017	260,022	3.90
2018	20,023	2.53
Thereafter	602	4.54

Total	$280,797	3.80

Included in the above table are $280.0 million of FHLB-Dallas advances that contain quarterly call features and are callable as follows:

	Amount	Weighted-Average Interest Rate	Maturity
	(Dollars in thousands)
Callable quarterly	$260,000	3.90%	2017
Callable quarterly	20,000	2.53	2018

Total	$280,000	3.80

11. Subordinated Debentures

At December 31, 2011 the Company had the following issues of trust preferred securities outstanding and subordinated debentures owed to the Trusts.

	Subordinated Debentures Owed to Trust	Trust Preferred Securities of the Trust	Interest Rate at December 31, 2011	Final Maturity Date
	(Dollars in thousands)
Ozark III	$14,434	$14,000	3.35%	September 25, 2033
Ozark II	14,433	14,000	3.48	September 29, 2033
Ozark IV	15,464	15,000	2.72	September 28, 2034
Ozark V	20,619	20,000	2.15	December 15, 2036

Total	$64,950	$63,000

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

On September 29, 2006, Ozark V sold to investors in a private placement offering $20 million of adjustable rate trust preferred securities (“2006 Securities”). The Securities bear interest, adjustable quarterly, at 90-day LIBOR plus 1.60% . The $20 million proceeds from the 2006 Securities were used to purchase an equal principal amount of adjustable rate subordinated debentures of the Company that bear interest, adjustable quarterly, at 90-day LIBOR plus 1.60% (“2006 Debentures”).

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

At both December 31, 2011 and 2010, the Company had an aggregate of $64.9 million of subordinated debentures outstanding and had an asset of $1.9 million representing its investment in the common equity issued by the Trusts. At both December 31, 2011 and 2010, the sole assets of the Trusts are the respective adjustable rate debentures and the liabilities of the respective Trusts are the 2003 Securities, the 2004 Securities and the 2006 Securities. The Trusts had aggregate common equity of $1.9 million and did not have any restricted net assets at both December 31, 2011 and 2010. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

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

12. Income Taxes

The following table is a summary of the components of the provision (benefit) for income taxes.

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Current:
Federal	$33,360	$15,696	$12,151
State	4,982	2,723	2,414

Total current	38,342	18,419	14,565

Deferred:
Federal	10,230	6,895	(1,308)
State	1,636	1,300	(398)

Total deferred	11,866	8,195	(1,706)

Provision for income taxes	$50,208	$26,614	$12,859

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	2.8	2.9	2.3
Effect of tax-exempt interest income	(3.8)	(7.2)	(12.0)
Effect of BOLI and other tax-exempt income	(0.5)	(0.8)	(2.0)
Other, net	(0.4)	(0.5)	(0.3)

Effective income tax rate	33.1%	29.4%	23.0%

Income tax benefits from the exercise of stock options in the amount of $0.9 million, $0.5 million and $0.1 million in 2011, 2010 and 2009, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2011, current income taxes payable of $15.4 million were included in other liabilities. At December 31, 2010, current income taxes refundable of $0.7 million were included in other assets.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$15,148	$14,734
Stock-based compensation	1,435	1,224
Deferred compensation	1,429	1,256
Foreclosed assets	5,644	3,171
Investment securities AFS	—	108

Gross deferred tax assets	23,656	20,493

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	9,562	7,894
Investment securities AFS	6,020	—
Deferred gains on FDIC-assisted acquisitions	22,991	9,546
Other, net	950	1,408

Gross deferred tax liabilities	39,523	18,848

Net deferred tax assets (liabilities)	$(15,867)	$1,645

13. Preferred Stock

On December 12, 2008, as part of the United States Department of the Treasury’s (the “Treasury”) Capital Purchase Program made available to certain financial institutions in the U.S. pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”), the Company and the Treasury entered into a Letter Agreement including the Securities Purchase Agreement – Standard Terms incorporated therein (the “Purchase Agreement”) pursuant to which the Company issued to the Treasury, in exchange for aggregate consideration of $75.0 million, (i) 75,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A,

par value $0.01 and liquidation preference $1,000 per share (the “Series A Preferred Stock”), and (ii) a warrant (the “Warrant”) to purchase up to 759,622 split-adjusted shares of the Company’s common stock, par value $0.01 per share, at a split-adjusted exercise price of $14.81 per share.

On November 4, 2009, the Company redeemed all of the Series A Preferred Stock for $75.0 million, plus accrued and unpaid dividends, with the approval of the Company’s primary regulator in consultation with the Treasury. On November 24, 2009, the Company repurchased the Warrant from the Treasury for $2.65 million, which was charged against the Company’s additional paid-in capital.

Upon receipt of the aggregate consideration from the Treasury on December 12, 2008, the Company allocated the $75.0 million proceeds on a pro rata basis to the Series A Preferred Stock and the Warrant based on relative fair values resulting in $3.1 million of the aggregate proceeds assigned to the Warrant and $71.9 million assigned to the Series A Preferred Stock. The discount assigned to the Series A Preferred Stock was expected to be amortized over a five-year period, which was the expected life of the Series A Preferred Stock at the time it was issued, up to the $75.0 million liquidation value of such preferred stock, with the cost of such amortization being reported as additional preferred stock dividends. This resulted in a total dividend with a consistent annual effective yield of 5.98% prior to the Company’s redemption of the Series A Preferred Stock. As a result of the redemption, the remaining unamortized discount of $2.7 million was recognized as an additional preferred stock dividend in the fourth quarter of 2009.

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

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2011, 2010 and 2009 of $0.8 million, $0.6 million and $0.5 million, respectively.

Prior to January 1, 2005, all full-time employees of the Company were eligible to participate in the 401(k) Plan. Beginning January 1, 2005, certain key employees of the Company have been excluded from further salary deferrals to the 401(k) Plan, but may make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the “Plan”). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company’s executive officers, was adopted by the Company’s board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation will be distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2011, 2010 and 2009 totaled $123,000, $117,000 and $117,000, respectively. At December 31, 2011 and 2010, the Company had Plan assets, along with an equal amount of liabilities, totaling $3.5 million and $3.1 million, respectively, recorded on the accompanying consolidated balance sheet.

Effective May 4, 2010, the Company established a Supplemental Executive Retirement Plan (“SERP”) and certain other benefit arrangements for its Chairman and Chief Executive Officer. Pursuant to the SERP, this officer is entitled to receive 180 equal monthly payments of $32,197, or $386,360 annually, commencing at the later of obtaining age 70 or separation from service. If separation from service occurs prior to age 70, such benefit will be at a reduced amount. The costs of such benefits, assuming a retirement date at age 70, will be fully accrued by the Company at such retirement date. During 2011 and 2010, respectively, the Company accrued $148,000 and $89,000 (none in 2009) for the future benefits payable under the SERP. The SERP is an unfunded plan and is considered a general contractual obligation of the Company.

15. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest reported asked price and the lowest reported bid price, on the date of the grant. The benefits or amounts that may be received by or allocated to any particular officer or employee of the Company under this plan will be determined in the sole discretion of the Company’s board of directors or its personnel and compensation committee. While the vesting period and the termination date for the employee plan options are determined when options are granted, all such employee options outstanding at December 31, 2011 were issued with a vesting period of three years and expire seven years after issuance. At December 31, 2011 there were 826,400 shares available for future grants under this plan.

The Company also has a nonqualified stock option plan for non-employee directors. This plan permits each director who is not otherwise an employee of the Company, or any subsidiary, to receive options to purchase 1,000 shares of the Company’s common stock on the day following his or her election as a director of the Company at each annual meeting of stockholders and up to 1,000 shares upon election or appointment for the first time as a director of the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest reported asked price and the lowest reported bid price, on the date of the grant. These options are exercisable immediately and expire ten years after issuance.

All shares issued in connection with options exercised under both the employee and non-employee director stock option plans are in the form of newly-issued shares.

The following table summarizes stock option activity for both the employee and non-employee director stock option plans for the year ended December 31, 2011.

	Options	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2011	1,053,600	$15.53
Granted	235,200	23.57
Exercised	(262,500)	15.36
Forfeited	(35,000)	15.37

Outstanding - December 31, 2011	991,100	$17.45	4.6	$12,070	(1)

Fully vested and exercisable at December 31, 2011	474,200	$15.32	3.0	$6,787	(1)

Expected to vest in future periods	428,965

Fully vested and expected to vest at December 31, 2011(2)	903,165	$17.21	4.4	$11,217	(1)

(1)	Based on closing price of $29.63 per share on December 31, 2011.
(2)	At December 31, 2011 the Company estimates that options to purchase 87,935 shares of the Company’s common stock will not vest and will be forfeited prior to their vesting date.

Intrinsic value for stock options is defined as the amount by which the current market price of the underlying stock exceeds the exercise price. For those stock options where the exercise price exceeds the current market price of the underlying stock, the intrinsic value is zero. The total intrinsic value of options exercised during 2011, 2010 and 2009 was $2.2 million, $1.4 million and $0.3 million, respectively.

Options to purchase 235,200 shares, 221,800 shares and 155,200 shares, respectively, were granted during 2011, 2010 and 2009 with a weighted-average grant date fair value of $7.30, $5.69 and $3.55, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent stock price of the Company’s common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company’s common stock. The expected life of the options is calculated based on the “simplified” method as provided for under Staff Accounting Bulletin No. 110.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

	2011	2010	2009
Risk-free interest rate	1.15%	1.22%	2.32%
Expected dividend yield	1.68%	1.69%	2.13%
Expected stock volatility	40.1%	39.0%	37.0%
Expected life (years)	5.0	5.0	5.0

The total fair value of options to purchase shares of the Company’s common stock that vested during 2011, 2010 and 2009 was $0.7 million, $0.7 million and $0.9 million, respectively. Stock-based compensation expense for stock options included in non-interest expense was $0.8 million, $0.6 million, and $0.7 million for 2011, 2010 and 2009, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $1.9 million at December 31, 2011 and is expected to be recognized over a weighted-average period of 2.4 years.

The Company has a restricted stock plan that permits issuance of up to 400,000 shares of restricted stock or restricted stock units. All officers and employees of the Company are eligible to receive awards under the restricted stock plan. The benefits or amounts that may be received by or allocated to any particular officer or employee of the Company under the restricted stock plan will be determined in the sole discretion of the Company’s board of directors or its personnel and compensation committee. Shares of common stock issued under the restricted stock plan may be shares of original issuance, shares held in treasury or shares that have been reacquired by the Company. At December 31, 2011 there were 198,100 shares available for future grants under this plan.

The following table summarizes non-vested restricted stock activity for the year ended December 31, 2011.

Shares
Outstanding - January 1, 2011	107,800
Granted	95,700
Forfeited	(1,600)
Earned and issued	—

Outstanding - December 31, 2011	201,900

Weighted-average grant date fair value	$20.02

Restricted stock awards of 95,700 shares, 74,600 shares, and 37,200 shares, respectively, were granted during 2011, 2010 and 2009 with a weighted-average grant date fair value of $23.69, $18.84 and $12.22, respectively. The fair value of the restricted stock awards is amortized to compensation expense over the vesting period (generally three years) and is based on the market price of the Company’s common stock at the date of grant multiplied by the number of shares granted that are expected to vest. Stock-based compensation expense for restricted stock included in non-interest expense was $0.8 million, $0.2 million and $24,000 for 2011, 2010 and 2009, respectively. Unrecognized compensation expense for nonvested restricted stock awards was $3.0 million at December 31, 2011 and is expected to be recognized over a weighted-average period of 2.5 years.

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

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $312.7 million and $165.7 million at December 31, 2011 and 2010, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The terms of the letters of credit are generally for a period of one year. The maximum amount of future payments the Company could be required to make under these letters of credit at December 31, 2011 and 2010 is $13.5 million and $6.0 million, respectively. The Company holds collateral to support letters of credit when deemed necessary. The total of collateralized commitments at December 31, 2011 and 2010 was $13.2 million and $5.5 million, respectively.

17. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). The following table is a summary of activity of loans to related parties for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Balance - beginning of year	$3,374	$8,174	$4,434
New loans and advances	16,978	9,258	5,546
Repayments	(18,202)	(13,648)	(1,793)
Change in composition of related parties	—	(410)	(13)

Balance - end of year	$2,150	$3,374	$8,174

Wiring and cabling installation for certain of the Company’s facilities were performed by an entity whose ownership includes a member of the Company’s board of directors. Total payments to this entity were $40,000 in 2011, $68,000 in 2010 and $119,000 in 2009 for such installation contract work.

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

Federal and state regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (Tier 1 leverage ratio) of at least 3.0% . Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, qualifying minority interest and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2011 and 2010 the Company’s and the Bank’s Tier 1 and total capital ratios and their Tier 1 leverage ratios exceeded minimum requirements.

The actual and required regulatory capital amounts and ratios of the Company and the Bank at December 31, 2011 and 2010 are as follows:

			Required
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)
December 31, 2011:
Total capital (to risk-weighted assets):
Company	$499,055	18.93%	$210,950	8.00%	$263,688	10.00%
Bank	478,690	18.23	210,068	8.00	262,585	10.00
Tier 1 capital (to risk-weighted assets):
Company	466,017	17.67	105,475	4.00	158,213	6.00
Bank	445,789	16.98	105,034	4.00	157,551	6.00
Tier 1 leverage (to average assets):
Company	466,017	12.06	115,934	3.00	193,223	5.00
Bank	445,789	11.58	115,508	3.00	192,514	5.00

December 31, 2010:
Total capital (to risk-weighted assets):
Company	$404,838	17.39%	$186,260	8.00%	$232,825	10.00%
Bank	387,949	16.75	185,334	8.00	231,668	10.00
Tier 1 capital (to risk-weighted assets):
Company	375,597	16.13	93,131	4.00	139,695	6.00
Bank	358,852	15.49	92,667	4.00	139,001	6.00
Tier 1 leverage (to average assets):
Company	375,597	11.88	94,814	3.00	158,023	5.00
Bank	358,852	11.40	94,437	3.00	157,395	5.00

As of December 31, 2011 and 2010, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

The state bank commissioner’s approval is required before the Bank can declare and pay any dividend of 75% or more of the net profits of the Bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2011 and 2010, respectively, $68.4 million and $26.3 million were available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific types of collateral. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $47 million and $36 million, respectively, at December 31, 2011 and 2010.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or deposits primarily with the FRB. At December 31, 2011 and 2010, these required balances aggregated $11.6 million and $14.7 million, respectively.

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

The Company applies the following fair value hierarchy.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable.

Level 3 - Instruments whose inputs are unobservable.

The following table sets forth the Company’s assets and liabilities at December 31, 2011 and 2010 that are accounted for at fair value.

	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)
December 31, 2011:
Assets:
Investment securities AFS(1):
Obligations of state and political subdivisons	$—	$348,855	$24,192	$373,047
U.S. Government agency residential mortgage-backed securities	—	48,035	—	48,035

Total investment securities AFS	—	396,890	24,192	421,082
Impaired non-covered loans and leases	—	—	10,519	10,519
Impaired covered loans	—	—	1,854	1,854
Foreclosed assets not covered by FDIC loss share agreements	—	—	31,762	31,762
Foreclosed assets covered by FDIC loss share agreements	—	—	72,907	72,907
Derivative assets - IRLC and FSC	—	—	62	62

Total assets at fair value	$—	$396,890	$141,296	$538,186

Liabilities:
Derivative liabilities - IRLC and FSC	$—	$—	$62	$62

Total liabilities at fair value	$—	$—	$62	$62

December 31, 2010:
Assets:
Investment securities AFS(1):
Obligations of state and political subdivisons	$—	$358,511	$20,036	$378,547
U.S. Government agency residential mortgage-backed securities	—	1,269	—	1,269

Total investment securities AFS	—	359,780	20,036	379,816
Impaired non-covered loans and leases	—	—	9,807	9,807
Foreclosed assets not covered by FDIC loss share agreements	—	—	42,216	42,216
Foreclosed assets covered by FDIC loss share agreements	—	—	31,145	31,145
Derivative assets - IRLC and FSC	—	—	55	55

Total assets at fair value	$—	$359,780	$103,259	$463,039

Liabilities:
Derivative liabilities - IRLC and FSC	$—	$—	$55	$55

Total liabilities at fair value	$—	$—	$55	$55

(1)	Does not include $17.8 million at December 31, 2011 and $18.9 million at December 31, 2010 of shares of FHLB-Dallas, FHLB-Atlanta and FNBB stock that do not have readily determinable fair values and are carried at cost.

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

The Company has determined that certain of its investment securities had a limited to non-existent trading market at December 31, 2011 and 2010. As a result, the Company considers these investments as Level 3 in the fair value hierarchy. Specifically the fair values of certain obligations of state and political subdivisions consisting of certain unrated private placement bonds (the “private placement bonds”) in the amount of $24.2 million and $20.0 million at December 31, 2011 and 2010, respectively, were calculated using Level 3 hierarchy inputs and assumptions as the trading market for such securities was determined to be “not active”. This determination was based on the limited number of trades or, in certain cases, the existence of no reported trades for the private placement bonds. The private placement bonds are generally prepayable at par value at the option of the issuer. As a result, management believes the private placement bonds should be valued at the lower of (i) the matrix pricing provided by the Company’s third party pricing services for comparable unrated municipal securities or (ii) par value. At December 31, 2011 and 2010, the third party pricing matrices valued the Company’s total portfolio of private placement bonds at $24.5 million and $21.0 million, respectively, which exceeded the lower of the matrix pricing or par value of the private placement bonds by $0.3 million and $1.0 million at December 31, 2011 and 2010, respectively. Accordingly, at December 31, 2011 and 2010 the Company reported the private placement bonds at $24.2 million and $20.0 million, respectively.

Impaired non-covered loans and leases — For non-covered loans and leases that are deemed impaired, fair values are measured on a non-recurring basis and are based on the underlying collateral value of the impaired loan or lease, net of holding and selling costs, or the estimated discounted cash flows for such loan or lease. The Company has reduced the carrying value of its impaired loans and leases (all of which are included in nonaccrual loans and leases) by $9.9 million and $9.3 million, respectively, to the estimated fair value of $10.5 million and $9.8 million, respectively, for such loans and leases at December 31, 2011 and 2010. These adjustments to reduce the carrying value of impaired loans and leases to estimated fair value during 2011 and 2010 consisted of $8.1 million and $7.3 million, respectively, of partial charge-offs and $1.8 million and $2.0 million, respectively, of specific loan and lease loss allocations.

Impaired covered loans — The fair values of impaired covered loans are measured on a non-recurring basis. As of December 31, 2011, the Company had identified purchased loans covered by FDIC loss share agreements acquired in its FDIC-assisted acquisitions totaling $3.2 million where the expected performance of such loans had deteriorated from management’s performance expectations established in conjunction with the determination of the Day 1 Fair Values. As a result the Company recorded partial charge-offs, net of adjustments to the FDIC loss share receivable and the FDIC clawback payable, totaling $0.3 million for such loans during the fourth quarter of 2011. The Company also recorded $0.3 million of provision for loan and lease losses during the fourth quarter of 2011 to cover such charge-offs. In addition to those net charge-offs, the Company also transferred certain of these covered loans to covered foreclosed assets during the fourth quarter of 2011. As a result of these actions, the Company had $1.9 million of impaired covered loans at December 31, 2011 (none at December 31, 2010).

Foreclosed assets not covered by FDIC loss share agreements — Repossessed personal properties and real estate acquired through or in lieu of foreclosure are measured on a non-recurring basis and are initially recorded at the lesser of current principal investment or fair value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted to the then estimated fair value net of estimated selling costs, if lower, until disposition. Fair values of foreclosed and repossessed assets held for sale are generally based on third party appraisals, broker price opinions or other valuations of the property, resulting in a Level 3 classification.

Foreclosed assets covered by FDIC loss share agreements — Foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, are recorded at estimated fair value on the date of acquisition. In estimating the fair value of covered foreclosed assets, management considers a number of factors including, among others, appraised value, estimated selling prices, estimated selling costs, estimating holding periods and net present value of cash flows expected to be received. A discount rate ranging from 8.0% to 9.5% per annum was used to determine the net present value of covered foreclosed assets. Valuations of these assets are measured on a non-recurring basis and are periodically reviewed by management with the carrying value of such assets adjusted to the then estimated fair value net of estimated selling costs, if lower, until disposition.

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

	Investment Securities AFS	Derivative Assets-IRLC and FSC	Derivative Liabilities- IRLC and FSC
	(Dollars in thousands)
Balances - January 1, 2010	$16,690	$210	$(210)
Total realized gains/(losses) included in earnings	20	(155)	155
Total unrealized gains/(losses) included in other comprehensive income	(850)	—	—
Purchases, sales, issuances and settlements, net	192	—	—
Transfers in and/or out of Level 3	3,984	—	—

Balances - December 31, 2010	$20,036	55	(55)
Total realized gains/(losses) included in earnings	(44)	7	(7)
Total unrealized gains/(losses) included in other comprehensive income	223	—	—
Purchases, sales, issuances and settlements, net	3,247	—	—
Transfers in and/or out of Level 3	730	—	—

Balances - December 31, 2011	$24,192	$62	$(62)

During 2011 and 2010, there were no transfers of assets or liabilities measured at fair value between Level 1 and Level 2 fair value hierarchy.

20. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities — The Company utilizes independent third parties as its principal pricing sources for determining fair value of investment securities that are measured on a recurring basis. For investment securities traded in an active market, fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. The Company’s investments in the common stock of the FHLB-Dallas, FHLB-Atlanta and FNBB of $17.8 million at December 31, 2011 and $18.9 million at December 31, 2010 do not have readily determinable fair values and are carried at cost.

Loans and leases — The fair value of loans and leases, including covered and non-covered loans and leases, is estimated by discounting the future cash flows using the current rate at which similar loans or leases would be made to borrowers or lessees with similar credit ratings and for the same remaining maturities.

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

Off-balance sheet instruments — The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and were not material at December 31, 2011 and 2010.

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

The following table presents the estimated fair values of the Company’s financial instruments.

	December 31,
	2011		2010
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(Dollars in thousands)
Financial assets:
Cash and cash equivalents	$58,927	$58,927	$49,029	$49,029
Investment securities AFS	438,910	438,910	398,698	398,698
Loans and leases, net of ALLL	2,653,037	2,636,254	2,305,667	2,287,912
FDIC loss share receivable	278,263	278,443	158,137	158,379
Derivative assets - IRLC and FSC	62	62	55	55
Financial liabilities:
Demand, NOW, savings and money market account deposits	$2,025,663	$2,025,663	$1,597,643	$1,597,643
Time deposits	918,256	925,754	943,110	947,447
Repurchase agreements with customers	32,810	32,810	43,324	43,324
Other borrowings	301,847	361,373	282,139	349,964
Subordinated debentures	64,950	30,663	64,950	29,377
Derivative liabilities - IRLC and FSC	62	62	55	55

21. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Cash paid during the period for:
Interest	$32,202	$35,476	$49,692
Taxes	18,448	13,879	14,504
Supplemental schedule of non-cash investing and financing activities:
Loans transfered to foreclosed assets not covered by FDIC loss share agreements	10,676	17,095	74,122
Loans advanced for sales of foreclosed assets not covered by FDIC loss share agreements	675	9,755	3,132
Covered loans transferred to covered foreclosed assets	29,014	5,354	—
Net change in unrealized gains and losses on investment securities AFS	15,622	(10,201)	(15,783)
Unsettled AFS investment security purchases	—	—	8,372

22. Other Operating Expenses

The following table is a summary of other operating expenses.

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Postage and supplies	$3,091	$1,981	$1,530
Telephone and data lines	3,049	2,110	1,806
Advertising and public relations	3,571	2,076	1,083
Professional and outside services	4,822	3,024	1,793
ATM expense	1,022	881	745
Software expense	3,082	2,657	1,524
Travel and meals	3,488	1,726	666
FDIC Insurance	2,155	3,238	4,291
FDIC and state assessments	719	678	673
Loan collection and repossession expense	7,873	4,001	3,999
Writedowns of foreclosed assets	9,525	8,960	4,009
Amortization of intangible assets	1,677	431	110
Other	7,490	4,877	4,816

Total other operating expenses	$51,564	$36,640	$27,045

23. Earnings Per Common Share (“EPS”)

The following table sets forth the computation of basic and diluted EPS.

	Year Ended December 31,
	2011	2010	2009
	(In thousands, except per share amounts)
Numerator:
Distributed earnings allocated to common stock	$12,661	$10,170	$8,778
Undistributed earnings allocated to common stock	88,660	53,831	28,048

Net earnings allocated to common stock	$101,321	$64,001	$36,826

Denominator:
Denominator for basic EPS—weighted-average common shares	34,260	33,938	33,760
Effect of dilutive securities—stock options	222	152	40

Denominator for diluted EPS—weighted-average common shares and assumed conversions	34,482	34,090	33,800

Basic EPS	$2.96	$1.89	$1.09

Diluted EPS	$2.94	$1.88	$1.09

Options to purchase 213,400 shares, 196,300 shares and 974,700 shares, respectively, of the Company’s common stock at a weighted-average exercise price of $23.69 per share, $18.84 per share and $15.01 per share, respectively, were outstanding during 2011, 2010 and 2009, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

24. Litigation Matters

On January 5, 2012, the Company and the Bank were served with a summons and complaint filed on December 19, 2011 in the Circuit Court of Lonoke County, Arkansas, Division III, styled Robert Walker, Ann B. Hines and Judith Belk vs. Bank of the Ozarks, Inc. and Bank of the Ozarks, No. CV-2011-777. The complaint alleges that the defendants have harmed the plaintiffs, former customers of the Bank, by improper, unfair and unconscionable assessment and collection of excessive overdraft fees from the plaintiffs. According to the complaint, plaintiffs claim that the Bank employs sophisticated software to automate its overdraft system, and that this system unfairly and inequitably manipulates and alters customers’ transaction records in order to maximize overdraft penalties, particularly utilizing a practice of posting of items in “high-to-low” order, despite the actual sequence in which such items are presented for payment. Plaintiffs claim that the Bank’s deposit agreements with customers do not adequately disclose the Bank’s overdraft assessment policies and are ambiguous, deceptive, unfair and misleading. Plaintiffs’ complaint also alleges that these actions and omissions constitute breach of contract, breach of the implied covenant of good faith and fair dealing, unconscionable conduct, conversion, unjust enrichment and violation of the Arkansas Deceptive Trade Practices Act. The plaintiffs seek to have the case certified by the court as a class action for all Bank account holders similarly situated, and seek a declaratory judgment as to the wrongful nature of the Bank’s overdraft fee policies, restitution of overdraft fees paid by the plaintiffs and the putative class as a result of the actions cited in the complaint, disgorgement of profits as a result of the alleged wrongful actions and unspecified compensatory and punitive damages, together with pre-judgment interest, costs and plaintiffs’ attorneys’ fees. The Company believes the plaintiffs’ claims are unfounded and intends to defend against these claims.

On April 8, 2011, the Company was served with a petition filed on March 31, 2011 by the Seib Family, GP, LLC, a Texas limited liability company, as General Partner of Seib Family, LP in the District Court of Dallas County, Texas, Cause Number 11-04057, against the Company and two entities which the plaintiff apparently believed had some type of ownership interest in a former borrower of the Bank, alleging, among other things, that the defendants fraudulently induced the plaintiff to purchase a tract of real estate consisting of approximately 60 acres located at 318 Cadiz Street in Dallas, Texas, owned by the former borrower and financed by the Bank. The petition alleges that the defendants knew that a levee protecting the property from the Trinity River flood plain did not meet federal standards, that the defendants omitted to disclose that information to plaintiff prior to the sale of the property, and that due to the problems or potential problems with the levee, the value of the property was significantly impaired, as supported by a report by the U.S. Corps of Engineers concerning the condition of the levee, released at approximately the same time as the plaintiff purchased the property from the former borrower and affiliates with the aid and assistance of the Company. The petition alleges that the plaintiff did not become aware of the U.S. Corps of Engineers’ report until a month or two after it purchased the property.

The original petition alleged that the defendants’ conduct violated the Texas Securities Act and the Texas Deceptive Trade Practices Act, and seeks compensatory damages, trebled under the Texas Deceptive Trade Practices Act, plus exemplary damages, attorneys’ fees, costs, interest, and other relief the court deems just. Since the original petition was filed, the plaintiff has (i) dropped all claims against the Company, but substituted the Bank as a defendant and (ii) dropped all claims with respect to the Texas Deceptive Trade Practices Act. Under its amended petition, the Plaintiff is seeking $15,962,677 in actual damages and $31,925,354 in exemplary damages. Discovery is currently ongoing with respect to this petition. The Company believes the allegations of the petition are wholly without merit and intends to defend against these claims.

The Company is party to various other legal proceedings, as both plaintiff and defendant, arising in the ordinary course of business, including claims of lender liability, predatory lending, broken promises and other similar lending-related claims, as well as legal proceedings arising from acquired operations in its FDIC-assisted acquisitions and third party claims alleging that the Company and the Bank, along with certain other financial institutions, have infringed certain “business method” patents claimed to be violated by the institutions’ use of web site authentication software and check imaging and processing software not authorized by the patent holder claimants. While the ultimate resolution of these various claims and proceedings cannot be determined at this time, management of the Company believes that such claims and proceedings, individually or in the aggregate, will not have a material adverse effect on the future results of operations, financial condition or liquidity of the Company.

25. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company.

Condensed Balance Sheets

	December 31,
	2011	2010
	(Dollars in thousands)
Assets:
Cash	$11,307	$6,570
Investment in consolidated bank subsidiary	466,232	365,518
Investment in unconsolidated Trusts	1,950	1,950
Loans	8,768	8,236
Excess cost over fair value of net assets acquired	1,092	1,092
Income taxes receivable	—	893
Other, net	1,612	1,382

Total assets	$490,961	$385,641

Liabilities and Stockholders’ Equity:
Accounts payable	$115	$163
Accrued interest payable	297	173
Income taxes payable	1,048	—
Subordinated debentures	64,950	64,950

Total liabilities	66,410	65,286

Stockholders’ equity:
Common stock	345	341
Additional paid-in capital	51,145	45,107
Retained earnings	363,734	275,074
Accumulated other comprehensive income (loss)	9,327	(167)

Total stockholders’ equity	424,551	320,355

Total liabilities and stockholders’ equity	$490,961	$385,641

Condensed Statements of Income

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Income:
Dividends from Bank	$12,300	$13,200	$92,200
Dividends from Trusts	52	53	64
Interest	1,145	1,152	984
Other	—	—	138

Total income	13,497	14,405	93,386

Expenses:
Interest	1,740	1,764	2,138
Other operating expenses	3,447	2,853	2,258

Total expenses	5,187	4,617	4,396

Net income before income tax benefit and equity in undistributed earnings of Bank	8,310	9,788	88,990
Income tax benefit	1,792	1,527	1,482
Equity in undistributed earnings of Bank	91,219	52,686	(47,370)

Net income	101,321	64,001	43,102
Preferred stock dividends and amortization of preferred stock discount	—	—	(6,276)

Net income available to common stockholders	$101,321	$64,001	$36,826

Condensed Statements of Cash Flows

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$101,321	$64,001	$43,102
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank	(91,219)	(52,686)	47,370
Loss (gain) on sale of investment securities AFS	—	130	(162)
Deferred income tax expense (benefit)	(177)	169	(63)
Stock-based compensation expense	1,528	834	712
Tax benefits on exercise of stock options	(870)	(535)	(111)
Changes in other assets and other liabilities	2,445	(831)	(802)

Net cash provided by operating activities	13,028	11,082	90,046

Cash flows from investing activities:
Net (fundings) paydowns of portfolio loans	(532)	531	(3,880)
Proceeds from sales of investment securities AFS	—	330	1,437
Equity contributed to Bank	—	(7,000)	—

Net cash used by investing activities	(532)	(6,139)	(2,443)

Cash flows from financing activities:
Proceeds from exercise of stock options	4,032	2,825	258
Tax benefits on exercise of stock options	870	535	111
Redemption of preferred stock	—	—	(75,000)
Repurchase of common stock warrant	—	—	(2,650)
Cash dividends paid on preferred stock	—	—	(3,354)
Cash dividends paid on common stock	(12,661)	(10,170)	(8,778)

Net cash used by financing activities	(7,759)	(6,810)	(89,413)

Net increase (decrease) in cash	4,737	(1,867)	(1,810)
Cash - beginning of year	6,570	8,437	10,247

Cash - end of year	$11,307	$6,570	$8,437