Form 10-K, Exhibit 13
period 2012-12-31
BANK OF THE OZARKS INC
filed 2013-02-28
CIK 1038205

Exhibit 13

Financial Information

Selected Consolidated Financial Data

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share amounts)
Income statement data:
Interest income	$195,946	$199,169	$157,972	$165,908	$183,003
Interest expense	21,600	30,435	34,337	47,585	84,302
Net interest income	174,346	168,734	123,635	118,323	98,701
Provision for loan and lease losses	11,745	11,775	16,000	44,800	19,025
Non-interest income	62,860	117,083	70,322	51,051	19,349
Non-interest expense	114,462	122,531	87,419	68,632	54,398
Preferred stock dividends	—	—	—	6,276	227
Net income available to common stockholders	77,044	101,321	64,001	36,826	34,474
Common share and per common share data:(1)
Earnings - diluted	$2.21	$2.94	$1.88	$1.09	$1.02
Book value	14.39	12.32	9.39	7.96	7.48
Dividends	0.50	0.37	0.30	0.26	0.25
Weighted-average diluted shares outstanding (thousands)	34,888	34,482	34,090	33,800	33,748
End of period shares outstanding (thousands)	35,272	34,464	34,107	33,810	33,728
Balance sheet data at period end:
Total assets	$4,040,207	$3,841,651	$3,273,271	$2,770,811	$3,233,303
Loans and leases	2,115,834	1,880,483	1,851,113	1,904,104	2,021,199
Purchased non-covered loans	41,534	4,799	5,316	—	—
Loans covered by FDIC loss share agreements	596,239	806,922	489,468	—	—
Allowance for loan and lease losses	38,738	39,169	40,230	39,619	29,512
FDIC loss share receivable	152,198	279,045	158,137	—	—
Foreclosed assets covered by FDIC loss share agreements	52,951	72,907	31,145	—	—
Investment securities	494,266	438,910	398,698	506,678	944,783
Deposits	3,101,055	2,943,919	2,540,753	2,028,994	2,341,414
Repurchase agreements with customers	29,550	32,810	43,324	44,269	46,864
Other borrowings	280,763	301,847	282,139	342,553	424,947
Subordinated debentures	64,950	64,950	64,950	64,950	64,950
Preferred stock, net of unamortized discount	—	—	—	—	71,880
Total common stockholders’ equity	507,664	424,551	320,355	269,028	252,302
Loan and lease, including covered loans and purchased non-covered loans, to deposit ratio	88.80%	91.45%	92.33%	93.84%	86.32%
Average balance sheet data:
Total average assets	$3,779,831	$3,755,291	$2,998,850	$3,002,121	$3,017,707
Total average common stockholders’ equity	458,595	374,664	296,035	267,768	213,271
Average common equity to average assets	12.13%	9.98%	9.87%	8.92%	7.07%
Performance ratios:
Return on average assets	2.04%	2.70%	2.13%	1.23%	1.14%
Return on average common stockholders’ equity	16.80	27.04	21.62	13.75	16.16
Net interest margin - FTE	5.91	5.84	5.18	4.80	3.96
Efficiency ratio	46.58	41.56	42.86	37.84	42.32
Common stock dividend payout ratio	22.44	12.50	15.89	23.84	24.42

Asset quality ratios:
Net charge-offs to average loans and leases(2)	0.30%	0.69%	0.81%	1.75%	0.45%
Nonperforming loans and leases to total loans and leases(3)	0.43	0.70	0.75	1.24	0.76
Nonperforming assets to total assets(3)	0.57	1.17	1.72	3.06	0.81
Allowance for loan and lease losses as a percentage of:
Total loans and leases(3)	1.83%	2.08%	2.17%	2.08%	1.46%
Nonperforming loans and leases(3)	425%	297%	289%	168%	192%
Capital ratios at period end:
Tier 1 leverage	14.40%	12.06%	11.88%	11.39%	11.64%
Tier 1 risk-based capital	18.11	17.67	16.13	13.78	14.21
Total risk-based capital	19.36	18.93	17.39	15.03	15.36

(1)	Adjusted to give effect to 2-for-1 stock split effective August 16, 2011.
(2)	Excludes loans covered by FDIC loss share agreements and net charge-offs related to such loans.
(3)	Excludes purchased non-covered loans and loans and/or foreclosed assets covered by FDIC loss share agreements, except for their inclusion in total assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

Net income available to common stockholders of Bank of the Ozarks, Inc. (the “Company”) was $77.0 million in 2012, a 24.0% decrease from $101.3 million in 2011. Net income available to common stockholders in 2010 was $64.0 million. Diluted earnings per common share were $2.21 in 2012, a 24.8% decrease from $2.94 in 2011. Diluted earnings per common share were $1.88 in 2010.

On August 16, 2011, the Company completed a 2-for-1 stock split in the form of a stock dividend, effected by issuing one share of common stock for each share of such stock outstanding on August 5, 2011. All share and per share information in this management’s discussion and analysis of financial condition and results of operations has been adjusted to give effect to this stock split.

The table below shows total assets, investment securities, loans and leases, purchased loans not covered by Federal Deposit Insurance Corporation (“FDIC”) loss share agreements (“purchased non-covered loans”), loans covered by FDIC loss share agreements (“covered loans”), FDIC loss share receivable, deposits, common stockholders’ equity, net income available to common stockholders, diluted earnings per common share and book value per common share as of and for the years ended December 31, 2012, 2011 and 2010 and the percentage of change year over year.

				% Change
	December 31,			2012 from 2011	2011 from 2010
	2012	2011	2010
	(Dollars in thousands, except per share amounts)
Total assets	$4,040,207	$3,841,651	$3,273,271	5.2%	17.4%
Investment securities	494,266	438,910	398,698	12.6	10.1
Loans and leases	2,115,834	1,880,483	1,851,113	12.5	1.6
Purchased non-covered loans	41,534	4,799	5,316	765.5	(9.7)
Loans covered by FDIC loss share agreements	596,239	806,922	489,468	(26.1)	64.9
FDIC loss share receivable	152,198	279,045	158,137	(45.5)	76.5
Deposits	3,101,055	2,943,919	2,540,753	5.3	15.9
Common stockholders’ equity	507,664	424,551	320,355	19.6	32.5
Net income available to common stockholders	77,044	101,321	64,001	(24.0)	58.3
Diluted earnings per common share	2.21	2.94	1.88	(24.8)	56.4
Book value per common share	14.39	12.32	9.39	16.8	31.2

Two measures used to assess performance by banking institutions are return on average assets (“ROA”) and return on average common stockholders’ equity (“ROE”). ROA measures net income available to common stockholders in relation to average total assets. It is calculated by dividing annual net income available to common stockholders by average total assets and indicates a company’s ability to employ its resources profitably. For the year ended December 31, 2012, the Company’s ROA was 2.04% compared with 2.70% in 2011 and 2.13% in 2010. ROE measures net income available to common stockholders in relation to average common stockholders’ equity. It is calculated by dividing annual net income available to common stockholders by average common stockholders’ equity and indicates how effectively a company can generate net income on the capital invested by its common stockholders. For the year ended December 31, 2012, the Company’s ROE was 16.80% compared with 27.04% in 2011 and 21.62% in 2010.

Analysis of Results of Operations

The Company is a bank holding company whose primary business is commercial banking conducted through its wholly-owned state chartered bank subsidiary – Bank of the Ozarks (the “Bank”). The Company’s results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans, leases, purchased non-covered loans, covered loans and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, borrowings and subordinated debentures. The Company also generates non-interest income, including service charges on deposit accounts, mortgage lending income, trust income, bank owned life insurance (“BOLI”) income, accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable, other loss share income, gains and losses on investment securities and from sales of other assets, and gains on merger and acquisition transactions.

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

Net Interest Income

Net interest income and net interest margin are analyzed in this discussion on a fully taxable equivalent (“FTE”) basis. The adjustment to convert net interest income to a FTE basis consists of dividing tax-exempt income by one minus the statutory federal income tax rate of 35%. The FTE adjustments to net interest income were $8.5 million in 2012, $9.0 million in 2011 and $10.0 million in 2010. No adjustments have been made in this analysis for income exempt from state income taxes or for interest expense deductions disallowed under the provisions of the Internal Revenue Code as a result of investments in certain tax-exempt securities.

2012 compared to 2011

Net interest income for 2012 increased 2.9% to $182.9 million compared to $177.8 million for 2011. Net interest margin was 5.91% for 2012 compared to 5.84% for 2011. The increase in net interest income was a result of the improvement in net interest margin, which increased seven basis points (“bps”) for 2012 compared to 2011, and growth in average earning assets which increased 1.7% for 2012 compared to 2011.

The Company’s seven bps increase in net interest margin in 2012 compared to 2011 was primarily due to a reduction in the ratio of average interest bearing liabilities to average earning assets from 96.4% for 2011 to 89.4% for 2012 and a 26 bps decrease in rates paid on interest bearing liabilities, which were partially offset by a 23 bps decrease in yield on average earning assets.

The 23 bps decrease in yield on average earning assets for 2012 compared to 2011 was primarily due to a 32 bps decrease in yield on loans and leases and a 20 bps decrease in yield on tax-exempt investment securities, partially offset by a 16 bps increase in yield on covered loans and a 28 bps increase in yield on taxable investment securities. The decrease in yields on the Company’s loan and lease portfolio, the largest component of the Company’s average earning assets, was primarily attributable to the extremely low interest rate environment experienced in recent years resulting in new and renewed loans being priced or repriced at rates below the Company’s yield on its average loan and lease portfolio.

The decline in rates on average interest bearing liabilities was primarily due to the declines in rates on interest bearing deposits, the largest component of the Company’s interest bearing liabilities. Rates on interest bearing deposits decreased 32 bps for 2012 compared to 2011. This decrease in the rate on interest bearing liabilities was principally due to (i) a change in the mix of the Company’s interest bearing deposits due to growth in the volume of savings and interest bearing transaction accounts resulting in an increase in the average balance of these deposits to 66.5% of total average interest bearing deposits for 2012 compared to 60.2% for 2011 and (ii) effectively managing the repricing of both time deposits and savings and interest bearing transaction deposits which resulted in lower rates paid on deposits as they were renewed or otherwise repriced.

The Company’s other borrowing sources include (i) repurchase agreements with customers (“repos”), (ii) other borrowings comprised primarily of Federal Home Loan Bank of Dallas (“FHLB-Dallas”) advances, and, to a lesser extent, Federal Reserve Bank (“FRB”) borrowings and federal funds purchased, and (iii) subordinated debentures. The rates on repos decreased 31 bps for 2012 compared to 2011 primarily as a result of the Company’s efforts to effectively manage the rates on its interest bearing liabilities, including repos. The rates on the Company’s other borrowings, which consist primarily of fixed rate callable FHLB-Dallas advances, increased two bps for 2012 compared to 2011. The rates paid on the Company’s subordinated debentures, which are tied to a spread over the 90-day London Interbank Offered Rate (“LIBOR”) and reset periodically, increased 17 bps for 2012 compared to 2011 as a result of an increase in the 90-day LIBOR on the applicable reset dates during 2012.

The increase in average earning assets of $52 million, or 1.7%, for 2012 compared to 2011 was primarily due to an increase in the average balance of loans and leases of $135 million, although the year-end balance increased $235 million, or 12.5%, from $1.88 billion at December 31, 2011 to $2.12 billion at December 31, 2012. This increase in average earnings assets was partially offset by a decrease in the average balance of covered loans of $63 million for 2012 compared to 2011, although the year-end balance decreased $211 million, or 26.1%, from $807 million at December 31, 2011 to $596 million at December 31, 2012. The Company’s average earning assets were also affected by a decline in the average balance of its investment securities portfolio which decreased $20 million for 2012 compared to 2011, although the year-end balance increased $55 million, or 12.6%, from $439 million at December 31, 2011 to $494 million at December 31, 2012.

2011 compared to 2010

Net interest income for 2011 increased 33.0% to $177.8 million compared to $133.6 million for 2010. Net interest margin was 5.84% for 2011 compared to 5.18% for 2010. The growth in net interest income was a result of the improvement in net interest margin, which increased 66 bps for 2011 compared to 2010, and growth in average earning assets which increased 18.0% for 2011 compared to 2010.

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

The Company’s other borrowing sources include (i) repos, (ii) other borrowings and (iii) subordinated debentures. The rates on repos decreased 32 bps for 2011 compared to 2010 primarily as a result of the Company’s efforts to effectively manage the rates on its interest bearing liabilities, including repos. The rates on the Company’s other borrowings, which consist primarily of fixed rate callable FHLB-Dallas advances, decreased 16 bps for 2011 compared to 2010. This decrease in rates for other borrowings was due primarily to the repayment of $60.0 million of fixed rate, callable FHLB-Dallas advances with a weighted-average interest rate of 6.25% that were repaid on their maturity dates in May 2010. The rates paid on the Company’s subordinated debentures, which are tied to a spread over the 90-day LIBOR and reset periodically, decreased four bps for 2011 compared to 2010.

The increase in average earning assets was due primarily to increases in the Company’s average balance of covered loans from $218 million for 2010 to $767 million for 2011. The Company made seven FDIC-assisted acquisitions during 2010 and 2011, resulting in significant increases in its covered loan portfolio. This increase was partially offset by a decrease in the Company’s average balance of non-covered loans and leases of $60 million for 2011 compared to 2010. This decrease was due primarily to paydowns and payoffs of existing loans and leases exceeding originations of non-covered loans and leases in the first half of 2011, although originations of non-covered loans and leases during the second half of 2011 exceeded paydowns and payoffs of existing loans and leases. As a result, the Company’s non-covered loans and leases at December 31, 2011 increased 1.6% compared to December 31, 2010. The Company’s average earning assets were also affected by changes in its average investment securities portfolio, which decreased $25 million for 2011 compared to 2010, although the Company’s aggregate investment securities portfolio increased 10.1% from December 31, 2010 to December 31, 2011. In recent years, the Company has generally been a net seller of investment securities as a result of ongoing evaluations of interest rate risk and to free up capital for FDIC-assisted acquisitions.

The following table sets forth certain information relating to the Company’s net interest income for the years ended December 31, 2012, 2011 and 2010. The yields and rates are derived by dividing interest income or interest expense by the average balance of the related assets or liabilities, respectively, for the periods shown except where otherwise noted. Average balances are derived from daily average balances for such assets and liabilities. The average balance of loans and leases includes loans and leases on which the Company has discontinued accruing interest. The average balances of investment securities are computed based on amortized cost adjusted for unrealized gains and losses on investment securities available for sale (“AFS”) and other-than-temporary impairment writedowns. The yields on loans and leases include late fees and amortization of certain deferred fees and origination costs, which are considered adjustments to yields. The yields on investment securities include amortization of premiums and accretion of discounts. The yields on covered loans consist of accretion of the net present value of expected future cash flows using the effective yield method over the term of the loans and include late fees. Interest expense and rates on other borrowings are presented net of interest capitalized on construction projects.

Average Consolidated Balance Sheets and Net Interest Analysis

	Year Ended December 31,
	2012			2011			2010
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$1,078	$8	0.74%	$1,609	$36	2.24%	$1,230	$18	1.50%
Investment securities:
Taxable	88,182	2,950	3.35	98,270	3,013	3.07	85,554	4,130	4.83
Tax-exempt - FTE	335,784	24,318	7.24	345,454	25,695	7.44	383,433	28,512	7.44
Loans and leases - FTE	1,965,612	115,386	5.87	1,830,779	113,308	6.19	1,890,357	118,162	6.25
Covered loans	704,283	61,820	8.78	767,079	66,135	8.62	218,274	17,141	7.85

Total earning assets - FTE	3,094,939	204,482	6.61	3,043,191	208,187	6.84	2,578,848	167,963	6.51
Non-interest earning assets	684,892			712,100			420,002

Total assets	$3,779,831			$3,755,291			$2,998,850

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$1,579,909	$4,579	0.29%	$1,524,082	$8,297	0.54%	$1,121,528	$8,735	0.78%
Time deposits of $100,000 or more	351,002	1,867	0.53	438,030	4,032	0.92	476,748	5,829	1.22
Other time deposits	444,451	2,536	0.57	569,428	5,357	0.94	392,671	5,483	1.40

Total interest bearing deposits	2,375,362	8,982	0.38	2,531,540	17,686	0.70	1,990,947	20,047	1.01
Repurchase agreements with customers	34,776	47	0.13	39,638	174	0.44	49,835	380	0.76
Other borrowings	291,678	10,723	3.68 (1)	296,195	10,835	3.66 (1)	317,796	12,146	3.82 (1)
Subordinated debentures	64,950	1,848	2.85	64,950	1,740	2.68	64,950	1,764	2.72

Total interest bearing liabilities	2,766,766	21,600	0.78	2,932,323	30,435	1.04	2,423,528	34,337	1.42
Non-interest bearing liabilities:
Non-interest bearing deposits	492,299			392,780			256,910
Other non-interest bearing liabilities	58,746			52,102			18,940

Total liabilities	3,317,811			3,377,205			2,699,378
Common stockholders’ equity	458,595			374,664			296,035
Noncontrolling interest	3,425			3,422			3,437

Total liabilities and stockholders’ equity	$3,779,831			$3,755,291			$2,998,850

Net interest income - FTE		$182,882			$177,752			$133,626

Net interest margin - FTE			5.91%			5.84%			5.18%

(1)	The interest expense and rates for other borrowings were impacted by interest capitalized on construction projects in the amount of $0.1 million during each of the years of 2012, 2011 and 2010. In the absence of this capitalization, these rates would have been 3.70%, 3.68% and 3.87% for 2012, 2011 and 2010, respectively.

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

Analysis of Changes in Net Interest Income - FTE

	2012 over 2011			2011 over 2010
	Volume	Yield/ Rate	Net Change	Volume	Yield/ Rate	Net Change
	(Dollars in thousands)
Increase (decrease) in:
Interest income - FTE:
Interest earning deposits and federal funds sold	$(4)	$(24)	$(28)	$9	$9	$18
Investment securities:
Taxable	(337)	274	(63)	390	(1,507)	(1,117)
Tax-exempt - FTE	(701)	(676)	(1,377)	(2,825)	8	(2,817)
Loans and leases - FTE	7,915	(5,837)	2,078	(3,687)	(1,167)	(4,854)
Covered loans	(5,512)	1,197	(4,315)	47,316	1,678	48,994

Total interest income - FTE	1,361	(5,066)	(3,705)	41,203	(979)	40,224

Interest expense:
Savings and interest bearing transaction	162	(3,880)	(3,718)	2,192	(2,630)	(438)
Time deposits of $100,000 or more	(463)	(1,702)	(2,165)	(356)	(1,441)	(1,797)
Other time deposits	(713)	(2,108)	(2,821)	1,663	(1,789)	(126)
Repurchase agreements with customers	(7)	(120)	(127)	(45)	(161)	(206)
Other borrowings	(166)	54	(112)	(790)	(521)	(1,311)
Subordinated debentures	—	108	108	—	(24)	(24)

Total interest expense	(1,187)	(7,648)	(8,835)	2,664	(6,566)	(3,902)

Increase in net interest income - FTE	$2,548	$2,582	$5,130	$38,539	$5,587	$44,126

Non-Interest Income

The Company’s non-interest income consists primarily of service charges on deposit accounts, mortgage lending income, trust income, BOLI income, accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable, other loss share income, net gains on investment securities, gains on sales of other assets and gains on merger and acquisition transactions.

2012 compared to 2011

Non-interest income for 2012 decreased 46.3% to $62.9 million compared to $117.1 million for 2011. Non-interest income for 2012 included $2.4 million of bargain purchase gain on the Company’s acquisition of Genala Banc, Inc. (“Genala”). Non-interest income for 2011 included $65.7 million of bargain purchase gains recorded on three FDIC-assisted acquisitions.

Service charges on deposit accounts increased 7.2% to $19.4 million in 2012 compared to $18.1 million in 2011. This increase was due to a number of factors including growth in the number of transaction accounts, the addition of deposit customers from the Company’s FDIC-assisted acquisitions and increased customer utilization of fee-based services. The Company’s non-CD account deposits increased from 68.8% of total deposits at December 31, 2011 to 74.8% of total deposits at December 31, 2012.

Mortgage lending income increased 70.4% to $5.6 million in 2012 compared to $3.3 million in 2011. This increase was due primarily to increased volume and was primarily attributable to historically low mortgage rates and the expansion of mortgage services into certain of the Company’s newer offices and markets. Originations of mortgage loans for sale, including both originations for home purchases and refinancings of existing mortgages, increased 64.1% to $253.0 million in 2012 compared to $154.2 million in 2011. Mortgage originations for home purchases were 37% of 2012 origination volume compared to 44% in 2011. Refinancing of existing mortgages accounted for 63% of 2012 origination volume compared to 56% in 2011.

Trust income increased 7.8% to $3.5 million in 2012 compared to $3.2 million in 2011. This increase was primarily due to increases in employee benefit and personal trust business.

BOLI income increased 19.9% to $2.8 million in 2012 compared to $2.3 million in 2011 primarily due to $59 million of additional BOLI purchased during October and November of 2012.

Net gains on investment securities were $0.5 million in 2012, which included gains of $3.1 million from the sale of approximately $40 million of investment securities and an impairment charge of $2.6 million, compared to net gains of $0.9 million from the sale of approximately $94 million of its investment securities in 2011.

The Company owns three different maturities of bonds totaling an aggregate of $2.6 million issued by the Northwest Arkansas Regional Solid Waste Management District (“District”). The District owns and operates a landfill for the benefit of the residents of certain counties located in north Arkansas, with the landfill, the revenues therefrom and certain personal property serving as collateral under the bond indenture. On October 9, 2012, a special election was held where an additional 3/8-cent sales tax proposal to be used to support the purchase of the landfill by a third party from the District was defeated. On October 23, 2012, the management board governing the District voted to place the District into receivership, and on November 30, 2012 the landfill ceased operations. As a result, during the fourth quarter of 2012, the Company recorded a $2.6 million impairment charge to reduce the carrying value of the bonds to zero. This impairment charge is included in “Net gains on investment securities,” in the accompanying consolidated statements of income.

Gains on sales of other assets were $6.8 million in 2012 compared to $3.7 million in 2011. The gains on sales of other assets for both 2012 and 2011 were primarily due to gains on sales of foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets. Because the estimated fair value of acquired covered foreclosed assets includes a net present value component, which is not accreted into income over the expected holding period of the covered foreclosed assets, the sale of covered foreclosed assets has typically resulted in gains on such sales.

The Company recognized $7.4 million of income from the accretion of the FDIC loss share receivable, net of amortization of the FDIC clawback payable, during 2012 compared to $10.1 million during 2011. The FDIC loss share receivable reflects the indemnification provided by the FDIC in FDIC-assisted acquisitions. The FDIC clawback payable represents the obligation of the Company to reimburse the FDIC should actual losses be less than certain thresholds established in each loss share agreement. The FDIC loss share receivable and the FDIC clawback payable are both carried at net present value.

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

Other loss share income, net, was $10.6 million in 2012 compared to $6.4 million in 2011. Other loss share income, net, consists primarily of income recognized on covered loan prepayments and payoffs that are not considered yield adjustments, net of any adjustment to the related FDIC loss share receivable.

On December 31, 2012, the Company completed its acquisition of Genala whereby Genala merged with and into the Company in a transaction valued at approximately $27.5 million. The Company paid $13.4 million of cash and issued 423,616 shares of its common stock valued at approximately $14.1 million in exchange for all outstanding shares of Genala common stock. Genala was the holding company for The Citizens Bank, which operated one banking office in Geneva, Alabama. This acquisition resulted in the Company recognizing a bargain purchase gain of $2.4 million during the fourth quarter of 2012.

Management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Once management has finalized the fair values of acquired assets and assumed liabilities within this 12-month period, management considers such values to be the day 1 fair values (“Day 1 Fair Values”). An analysis of the assets acquired and liabilities assumed and a detailed discussion of the Day 1 Fair Values adjustments, as well as the key factors and methodologies utilized to determine the estimated Day 1 Fair Values of assets acquired and liabilities assumed and the resulting bargain purchase gain for the Genala acquisition completed in 2012 and for each of the Company’s three FDIC–assisted acquisitions completed in 2011 is included in footnote 2 to the Notes to the Consolidated Financial Statements.

2011 compared to 2010

Non-interest income for 2011 increased 66.5% to $117.1 million compared to $70.3 million for 2010. The increase in non-interest income for 2011 compared to 2010 is due primarily to $65.7 million of bargain purchase gains recorded on three FDIC-assisted acquisitions during 2011 compared to $35.0 million of bargain purchase gains recorded on four FDIC-assisted acquisitions during 2010.

Service charges on deposit accounts increased 19.4% to $18.1 million in 2011 compared to $15.2 million in 2010. This increase was due to a number of factors including growth in the number of transaction accounts, including the addition of deposit customers from the Company’s seven FDIC-assisted acquisitions during 2011 and 2010, increased customer utilization of fee-based services and increases in certain fees. The Company’s non-CD account deposits increased from 62.9% of total deposits at December 31, 2010 to 68.8% of total deposits at December 31, 2011.

Mortgage lending income decreased 15.2% to $3.3 million in 2011 compared to $3.9 million in 2010. This decrease was due primarily to decreased volume. Originations of mortgage loans for sale, including both originations for home purchases and refinancings of existing mortgages, decreased 18.0% to $154.2 million in 2011 compared to $188.1 million in 2010. Mortgage originations for home purchases were 44% of 2011 origination volume compared to 38% in 2010. Refinancing of existing mortgages accounted for 56% of 2011 origination volume compared to 62% in 2010.

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

The following table presents non-interest income for the years ended December 31, 2012, 2011 and 2010.

Non-Interest Income

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Service charges on deposit accounts	$19,400	$18,094	$15,156
Mortgage lending income	5,584	3,277	3,863
Trust income	3,455	3,206	3,406
Bank owned life insurance income	2,767	2,307	2,151
Accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable	7,375	10,141	2,429
Other loss share income, net	10,645	6,432	599
Net gains on investment securities	457	933	4,544
Gains on sales of other assets	6,809	3,738	802
Gains on merger and acquisition transactions	2,403	65,708	35,019
Other	3,965	3,247	2,353

Total non-interest income	$62,860	$117,083	$70,322

Non-Interest Expense

Non-interest expense consists of salaries and employee benefits, net occupancy and equipment expense and other operating expenses.

2012 compared to 2011

Non-interest expense for 2012 decreased 6.6% to $114.5 million compared to $122.5 million for 2011. The Company’s efficiency ratio (non-interest expense divided by the sum of net interest income FTE and non-interest income) for 2012 was 46.6% compared to 41.6% for 2011.

Salaries and employee benefits, the Company’s largest component of non-interest expense, increased 4.9% to $59.0 million in 2012 from $56.3 million in 2011. The Company had 1,120 full-time equivalent employees at December 31, 2012, an increase of 3.3% from 1,084 full-time equivalent employees at December 31, 2011.

Net occupancy and equipment expense for 2012 increased 7.4% to $15.8 million in 2012 compared to $14.7 million in 2011. At December 31, 2012, the Company had 117 offices, including 66 in Arkansas, 28 in Georgia, 13 in Texas, four in Florida, three in Alabama, two in North Carolina, and one in South Carolina. At December 31, 2011, the Company had 111 offices, including 66 in Arkansas, 27 in Georgia, ten in Texas, four in Florida, two in North Carolina, and one each in South Carolina and Alabama.

Other operating expenses for 2012 decreased 23.1% to $39.6 million in 2012 compared to $51.6 million in 2011, primarily as a result of the items described in the following paragraph.

The decrease in non-interest expense in 2012 was primarily attributable to (i) $0.6 million of expenses related to acquisition and conversion costs incurred in 2012 for the Genala acquisition compared to $6.3 million of acquisition and conversion costs incurred in 2011 related to the Company’s FDIC-assisted acquisitions, (ii) $1.7 million of writedowns of foreclosed assets not covered by FDIC loss share agreements in 2012 compared to $9.5 million in 2011, (iii) $6.1 million of loan collection and repossession expenses in 2012 compared to $7.9 million in 2011, (iv) $2.7 million of expenses for travel and meals in 2012 compared to $3.5 million in 2011, and (v) a $1.25 million impairment charge on the Company’s only equity investment in a real estate development project during the second quarter of 2011. There was no impairment charge related to this investment in 2012.

2011 compared to 2010

Non-interest expense for 2011 increased 40.2% to $122.5 million compared to $87.4 million for 2010. The Company’s efficiency ratio for 2011 was 41.6% compared to 42.9% for 2010.

Salaries and employee benefits increased 40.1% to $56.3 million in 2011 from $40.2 million in 2010. The Company had 1,084 full-time equivalent employees at December 31, 2011, an increase of 23.0% from 881 full-time equivalent employees at December 31, 2010. This increase in full-time equivalent employees was due primarily to the Company’s three FDIC-assisted acquisitions during 2011.

Net occupancy and equipment expense increased 38.5% to $14.7 million in 2011 compared to $10.6 million in 2010. At December 31, 2011, the Company had 111 offices, including 66 in Arkansas, 27 in Georgia, ten in Texas, four in Florida, two in North Carolina, and one each in South Carolina and Alabama. At December 31, 2010, the Company had 90 offices, including 66 in Arkansas, ten in Georgia, seven in Texas, three in Florida, two in North Carolina, and one each in South Carolina and Alabama.

Other operating expenses for 2011 increased 40.7% to $51.6 million compared to $36.6 million in 2010, primarily as a result of the items described in the following paragraph.

The increase in non-interest expense in 2011 was primarily attributable to (i) $6.3 million of acquisition and conversion costs related to the Company’s FDIC-assisted acquisitions compared to $3.8 million of such costs in 2010, (ii) $7.9 million of loan collection and repossession expenses in 2011 compared to $4.0 million in 2010, (iii) $3.5 million of expenses for travel and meals in 2011 compared to $1.7 million in 2010, (iv) increased operating expenses associated with having more offices in 2011 compared to 2010 and (v) a $1.25 million impairment charge on the Company’s equity investment in a real estate development project during the second quarter of 2011. There was no impairment charge related to this investment in 2010.

The following table presents non-interest expense for the years ended December 31, 2012, 2011 and 2010.

Non-Interest Expense

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Salaries and employee benefits	$59,028	$56,262	$40,161
Net occupancy and equipment expense	15,793	14,705	10,618
Other operating expenses:
Postage and supplies	3,195	3,091	1,981
Telephone and data lines	3,374	3,049	2,110
Advertising and public relations	4,089	3,571	2,076
Professional and outside services	4,401	4,822	3,024
Software expense	3,265	3,082	2,657
Travel and meals	2,705	3,488	1,726
FDIC and state assessments	703	719	678
FDIC insurance	1,505	2,155	3,238
ATM expense	871	1,022	881
Loan collection and repossession expense	6,135	7,873	4,001
Writedowns of foreclosed assets not covered by FDIC loss share agreements	1,713	9,525	8,960
Amortization of intangibles	2,037	1,677	431
Other	5,648	7,490	4,877

Total non-interest expense	$114,462	$122,531	$87,419

Income Taxes

The Company’s provision for income taxes was $33.9 million in 2012 compared to $50.2 million in 2011 and $26.6 million in 2010. Its effective income tax rates were 30.57%, 33.14% and 29.40%, respectively, for 2012, 2011 and 2010. The decrease in the Company’s effective tax rate of 256 bps in 2012 compared to 2011 was due primarily to the decrease in taxable income, both in volume and as a percentage of total income, resulting in a higher percentage of the Company’s total income comprised of tax-exempt income. The increase in the Company’s effective tax rate of 374 bps for 2011 compared to 2010 was due primarily to the increase in taxable income and the decrease, both in volume and as a percentage of total income, of tax-exempt income. The effective tax rates for all periods were also affected by various other factors including other non-taxable income and non-deductible expenses.

Analysis of Financial Condition

Loan and Lease Portfolio

At December 31, 2012, the Company’s loan and lease portfolio, excluding purchased non-covered loans and covered loans, was $2.12 billion, an increase of 12.5% from $1.88 billion at December 31, 2011.

As of December 31, 2012, the Company’s loan and lease portfolio, excluding purchased non-covered loans and covered loans, consisted of 87.5% real estate loans, 7.6% commercial and industrial loans, 1.4% consumer loans, 3.2% direct financing leases and 0.3% other loans. Real estate loans, the Company’s largest category of loans, include all loans made to finance the development of real property construction projects, provided such loans are secured by real estate, and all other loans secured by real estate as evidenced by mortgages or other liens.

The amount and type of loans and leases outstanding, excluding purchased non-covered loans and covered loans, are reflected in the following table.

Loan and Lease Portfolio

	December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$272,052	$260,402	$266,014	$282,733	$275,281
Non-farm/non-residential	807,906	708,766	678,465	606,880	551,821
Construction/land development	578,776	478,106	496,737	600,342	694,527
Agricultural	50,619	71,158	81,736	86,237	84,432
Multifamily residential	141,243	142,131	103,875	55,860	61,668

Total real estate	1,850,596	1,660,563	1,626,827	1,632,052	1,667,729
Commercial and industrial	159,804	120,048	120,038	150,208	206,058
Consumer	29,781	36,161	49,085	63,561	75,015
Direct financing leases	68,022	54,745	42,754	40,353	50,250
Other	7,631	8,966	12,409	17,930	22,147

Total loans and leases	$2,115,834	$1,880,483	$1,851,113	$1,904,104	$2,021,199

The amount and percentage of the Company’s loan and lease portfolio, excluding purchased non-covered loans and covered loans, by state of originating office are reflected in the following table.

Loan and Lease Portfolio by State of Originating Office

	December 31,
	2012		2011		2010
Loans and Leases Attributable to Offices In	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Arkansas	$1,048,102	49.5%	$1,018,885	54.2%	$1,065,030	57.5%
Texas	935,593	44.2	788,570	41.9	685,317	37.0
North Carolina	87,859	4.2	65,733	3.5	100,766	5.5
Georgia	40,391	1.9	6,680	0.4	—	—
Alabama	3,337	0.2	371	—	—	—
Florida	461	—	244	—	—	—
South Carolina	91	—	—	—	—	—

Total	$2,115,834	100.0%	$1,880,483	100.0%	$1,851,113	100.0%

The amount and type of the Company’s real estate loans, excluding purchased non-covered loans and covered loans, at December 31, 2012 based on the metropolitan statistical area (“MSA”) and other geographic areas in which the principal collateral is located are reflected in the following table. Data for individual states or MSAs is separately presented when aggregate real estate loans, excluding purchased non-covered loans and covered loans, in that state or MSA exceed $10 million.

Geographic Distribution of Real Estate Loans

	Residential 1-4 Family	Non-Farm/ Non- Residential	Construction/ Land Development	Agricultural	Multifamily Residential	Total
	(Dollars in thousands)
Arkansas:
Little Rock - North Little Rock - Conway, AR MSA	$106,037	$206,247	$111,739	$9,067	$10,058	$443,148
Fort Smith, AR - OK MSA	29,377	37,325	5,524	3,162	3,517	78,905
Fayetteville - Springdale - Rogers, AR - MO MSA	11,654	17,675	16,421	5,144	3,096	53,990
Hot Springs, AR MSA	5,447	10,895	7,960	—	955	25,257
Western Arkansas(1)	24,315	30,703	3,532	7,425	1,292	67,267
Northern Arkansas(2)	50,628	17,800	8,480	20,920	559	98,387
All other Arkansas(3)	7,948	11,798	2,684	2,762	162	25,354

Total Arkansas	235,406	332,443	156,340	48,480	19,639	792,308

Texas:
Dallas - Fort Worth - Arlington, TX MSA	16,878	151,001	153,463	—	37,254	358,596
Houston - Sugar Land - Baytown, TX MSA	—	42,827	41,652	—	—	84,479
San Antonio - New Braunfels, TX MSA	307	3,273	17,450	—	15,657	36,687
Texarkana, TX - Texarkana, AR MSA	9,254	6,804	6,201	616	1,441	24,316
Beaumont - Port Arthur, TX MSA	146	—	—	—	16,577	16,723
College Station - Bryan, TX MSA	—	—	—	—	18,330	18,330
All other Texas(3)	1,693	18,050	34,747	—	3,770	58,260

Total Texas	28,278	221,955	253,513	616	93,029	597,391

North Carolina/South Carolina:
Charlotte - Gastonia - Concord, NC - SC MSA	1,010	38,087	14,655	484	4,856	59,092
All other North Carolina(3)	549	26,458	34,834	—	—	61,841
All other South Carolina(3)	997	10,371	5,494	—	6,180	23,042

Total North Carolina/South Carolina	2,556	74,916	54,983	484	11,036	143,975

Georgia:
Atlanta - Sandy Springs - Marietta, GA MSA	1,147	19,715	3,865	—	5,516	30,243
All other Georgia(3)	1,343	10,161	898	632	148	13,182

Total Georgia	2,490	29,876	4,763	632	5,664	43,425

Virginia:
Washington - Arlington - Alexandria, DC - VA - MD - WV MSA	—	2,268	25,419	—	—	27,687
All other Virginia(3)	57	1,915	8,639	—	—	10,611

Total Virginia	57	4,183	34,058	—	—	38,298

California	232	8,190	40,357	—	—	48,779
Mississippi	—	14,339	157	—	7,935	22,431
Boston - Cambridge - Quincy, MA - MSA	—	21,898	—	—	—	21,898
Tennessee	541	16,236	1,329	—	—	18,106
Hartford - West Hartford - East Hartford, CT MSA	—	14,693	—	—	—	14,693
Florida	432	7,490	3,448	—	—	11,370
Baltimore - Townson, MD MSA	—	9,598	1,853	—	—	11,451
Missouri	613	2,992	6,502	407	—	10,514
Oklahoma(4)	808	2,840	6,696	—	—	10,344
All other states(3)(5)	639	46,257	14,777	—	3,940	65,613

Total real estate loans	$272,052	$807,906	$578,776	$50,619	$141,243	$1,850,596

(1)	This geographic area includes the following counties in Western Arkansas: Johnson, Logan, Pope and Yell.
(2)	This geographic area includes the following counties in Northern Arkansas: Baxter, Boone, Marion, Newton, Searcy and Van Buren.
(3)	These geographic areas include all MSA and non-MSA areas that are not separately reported.
(4)	This geographic area includes all real estate loans in Oklahoma except loans in Le Flore and Sequoyah counties which are included in the Fort Smith, AR - OK MSA above.
(5)	Includes all states not separately presented above.

Excluding purchased non-covered loans and covered loans, the amount and type of non-farm/non-residential loans, at December 31, 2012 and 2011, and their respective percentage of the total non-farm/ non-residential loan portfolio are reflected in the following table.

Non-Farm/Non-Residential Loans

	December 31,
	2012		2011
	Amount	%	Amount	%
	(Dollars in thousands)
Retail, including shopping centers and strip centers	$323,017	40.0%	$274,777	38.8%
Churches and schools	42,270	5.2	40,929	5.8
Office, including medical offices	123,534	15.3	101,724	14.3
Office warehouse, warehouse and mini-storage	38,355	4.7	60,173	8.5
Gasoline stations and convenience stores	8,752	1.1	9,627	1.4
Hotels and motels	92,298	11.4	67,598	9.5
Restaurants and bars	33,421	4.1	33,452	4.7
Manufacturing and industrial facilities	32,950	4.1	9,362	1.3
Nursing homes and assisted living centers	29,501	3.7	28,733	4.0
Hospitals, surgery centers and other medical	49,797	6.2	48,129	6.8
Golf courses, entertainment and recreational facilities	10,022	1.2	12,542	1.8
Other non-farm/non-residential	23,989	3.0	21,720	3.1

Total	$807,906	100.0%	$708,766	100.0%

Excluding purchased non-covered loans and covered loans, the amount and type of construction/land development loans at December 31, 2012 and 2011, and their respective percentage of the total construction/land development loan portfolio are reflected in the following table.

Construction/Land Development Loans

	December 31,
	2012		2011
	Amount	%	Amount	%
	(Dollars in thousands)
Unimproved land	$89,379	15.5%	$92,288	19.3%
Land development and lots:
1-4 family residential and multifamily	175,929	30.4	144,550	30.2
Non-residential	70,861	12.2	90,797	19.0
Construction:
1-4 family residential:
Owner occupied	13,785	2.4	10,751	2.2
Non-owner occupied:
Pre-sold	6,218	1.1	3,777	0.8
Speculative	32,554	5.6	34,523	7.2
Multifamily	89,770	15.5	15,605	3.3
Industrial, commercial and other	100,280	17.3	85,815	18.0

Total	$578,776	100.0%	$478,106	100.0%

Many of the Company’s construction and development loans provide for the use of interest reserves. When the Company underwrites construction and development loans, it considers the expected total project costs, including hard costs such as land, site work and construction costs and soft costs such as architectural and engineering fees, closing costs, leasing commissions and construction period interest. Based on the total project costs and other factors, the Company determines the required borrower cash equity contribution and the maximum amount the Company is willing to loan. In the vast majority of cases, the Company requires that all of the borrower’s cash equity contribution be contributed prior to any significant loan advances. This ensures that the borrower’s cash equity required to complete the project will be available for such purposes. As a result of this practice, the borrower’s cash equity typically goes toward the purchase of the land and early stage hard costs and soft costs. This results in the Company funding the loan later as the project progresses, and accordingly, the Company typically funds the majority of the construction period interest through loan advances. However, when the Company initially determines the borrower’s cash equity requirement, the Company typically requires the borrower’s cash equity to cover a majority, or all, of the soft costs, including an amount equal to construction period interest, and an appropriate portion of the hard costs. During 2012, the Company advanced construction period interest totaling approximately $6.2 million on construction and development loans. While the Company advanced these sums as part of the funding process, the Company believes that the borrowers in effect had in most cases already provided for these sums as part of their initial equity contribution. Specifically, the maximum committed balance of all construction and development loans which provide for the use of interest reserves at December 31, 2012 was $825 million, of which $401 million was outstanding at December 31, 2012 and $424 million remained to be advanced. The weighted average loan to cost on such loans, assuming such loans are ultimately fully advanced, will be approximately 59%, which means that the weighted average cash equity contributed on such loans, assuming such loans are ultimately fully advanced, will be approximately 41%. The weighted average final loan to value ratio on such loans, based on the most recent appraisals and assuming such loans are ultimately fully advanced, is expected to be approximately 53%.

The following table reflects loans and leases, excluding purchased non-covered loans and covered loans, grouped by remaining maturities at December 31, 2012 by type and by fixed or floating interest rates. This table is based on actual maturities and does not reflect amortizations, projected paydowns or the earliest repricing for floating rate loans. Many loans have principal paydowns scheduled in periods prior to the period in which they mature. In addition many variable rate loans are subject to repricing in periods prior to the period in which they mature.

Loan and Lease Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$456,691	$1,226,508	$167,397	$1,850,596
Commercial and industrial	45,936	111,962	1,906	159,804
Consumer	8,422	20,059	1,300	29,781
Direct financing leases	3,408	64,614	—	68,022
Other	3,682	3,949	—	7,631

Total	$518,139	$1,427,092	$170,603	$2,115,834

Fixed rate	$211,673	$539,688	$132,250	$883,611
Floating rate (not at a floor or ceiling rate)	2,334	67,170	4,614	74,118
Floating rate (at floor rate)	304,132	820,234	33,739	1,158,105
Floating rate (at ceiling rate)	—	—	—	—

Total	$518,139	$1,427,092	$170,603	$2,115,834

The following table reflects loans and leases, excluding purchased non-covered loans and covered loans, as of December 31, 2012 grouped by expected amortizations, expected paydowns or the earliest repricing opportunity for floating rate loans. This cash flow or repricing schedule approximates the Company’s ability to reprice the outstanding principal of loans and leases either by adjusting rates on existing loans and leases or reinvesting principal cash flow in new loans and leases.

Loan and Lease Cash Flows or Repricing

	1 Year or Less	Over 1 Through 2 Years	Over 2 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Fixed rate	$276,754	$180,614	$118,516	$204,628	$103,099	$883,611
Floating rate (not at a floor or ceiling rate)	73,419	294	99	83	223	74,118
Floating rate (at floor rate)(1)	1,157,099	586	—	420	—	1,158,105
Floating rate (at ceiling rate)	—	—	—	—	—	—

Total	$1,507,272	$181,494	$118,615	$205,131	$103,322	$2,115,834

Percentage of total	71.2%	8.6%	5.6%	9.7%	4.9%	100.0%
Cumulative percentage of total	71.2	79.8	85.4	95.1	100.0

(1)	The Company has included a floor rate in many of its loans and leases. As a result of such floor rates, many loans and leases will not immediately reprice in a rising rate environment if the interest rate index and margin on such loans and leases continue to result in a computed interest rate less than the applicable floor rate. The earnings simulation model results included in the interest rate risk section of this Management’s Discussion and Analysis include consideration of the impact of all interest rate floors and ceilings in loans and leases.

Purchased Non-Covered Loans

The amount and type of purchased non-covered loans outstanding are reflected in the following table.

Purchased Non-Covered Loan Portfolio

	December 31,
	2012	2011	2010
	(Dollars in thousands)
Real estate	$29,283	$71	$—
Commercial and industrial	5,333	631	—
Consumer	4,168	4,001	5,316
Other	2,750	96	—

Total	$41,534	$4,799	$5,316

The amount and percentage of the Company’s purchased non-covered loans, by state of originating office, are reflected in the following table.

Purchased Non-Covered Loans by State of Originating Office

	December 31,
Purchased Non-Covered Loans Attributable to Offices In	2012		2011		2010
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Alabama	$39,845	95.9%	$219	4.6%	$513	9.7%
Georgia	1,231	3.0	3,812	79.4	3,472	65.3
Florida	226	0.5	564	11.8	890	16.7
North Carolina	200	0.5	175	3.6	399	7.5
South Carolina	32	0.1	29	0.6	42	0.8

Total	$41,534	100.0%	$4,799	100.0%	$5,316	100.0%

Purchased non-covered loans include a small volume of non-covered loans acquired in FDIC-assisted acquisitions and loans acquired in the Genala acquisition and are initially recorded at fair value on the date of purchase. Purchased non-covered loans that contain evidence of credit deterioration on the date of purchase are carried at the net present value of expected future proceeds. All other purchased non-covered loans are recorded at their initial fair value, adjusted for subsequent advances, pay downs, amortization or accretion of any premium or discount on purchase, charge-offs and any other adjustment to carrying value.

At the time of acquisition of purchased non-covered loans, management individually evaluates substantially all loans acquired in the transaction. For those purchased loans without evidence of credit deterioration, management evaluates each reviewed loan using an internal grading system with a grade assigned to each loan at the date of acquisition. The grade for each purchased non-covered loan is reviewed subsequent to the date of acquisition any time a loan is renewed or extended or at any time information becomes available to the Company that provides material insight regarding the loan’s performance, the borrower or the underlying collateral. To the extent that a loan is performing in accordance with management’s initial expectations, such loan is not considered impaired and is not considered in the determination of the required allowance for loan and lease losses. To the extent that current information indicates it is possible that the Company will not be able to collect all amounts according to the contractual terms thereof, such loan is considered impaired and is considered in the determination of the required level of allowance for loan and lease losses.

The following grades are used for purchased non-covered loans without evidence of credit deterioration at the date of purchase.

FV 33 — Loans in this category are considered to be satisfactory with minimal credit risk and are generally considered collectible.

FV 44 — Loans in this category are considered to be marginally satisfactory with minimal to moderate credit risk and are generally considered collectible.

FV 55 — Loans in this category exhibit weakness and are considered to have elevated credit risk and elevated risk of repayment.

FV 36 — Loans in this category were not individually reviewed at the date of purchase and are assumed to have characteristics similar to the characteristics of the aggregate acquired portfolio.

FV 77 — Loans in this category have deteriorated since the date of purchase and are considered impaired.

In determining the Day 1 Fair Values of purchased non-covered loans without evidence of credit deterioration at the date of acquisition, management includes (i) no carry over of any previously recorded allowance for loan losses and (ii) an adjustment of the unpaid principal balance to reflect an appropriate market rate of interest, given the risk profile and grade assigned to each loan. This adjustment will be accreted into earnings as an adjustment to the yield on purchased non-covered loans, using the effective yield method, over the remaining life of each loan.

Purchased non-covered loans that contain evidence of credit deterioration on the date of purchase are accounted for in accordance with the provisions of generally accepted accounting principles (“GAAP”) applicable to loans acquired with deteriorated credit quality. At the time such purchased non-covered loans with evidence of credit deterioration are acquired, management individually evaluates each loan to determine the estimated fair value of each loan. This evaluation includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of purchased non-covered loans with evidence of credit deterioration, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received.

In determining the Day 1 Fair Values of purchased non-covered loans with evidence of credit deterioration, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The accretable difference on purchased non-covered loans with evidence of credit deterioration is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan.

Management separately monitors purchased non-covered loans with evidence of credit deterioration on the date of purchase and periodically reviews such loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is reviewed (i) any time it is renewed or extended, (ii) at any other time additional information becomes available to the Company that provides material additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows of each acquired portfolio. Management separately reviews, on an annual basis, the performance of the portfolio of purchased non-covered loans with evidence of credit deterioration, or more frequently to the extent that material information becomes available regarding the performance of an individual loan, to make determinations of the constituent loans’ performance and to consider whether there has been any significant change in performance since management’s initial expectations established in conjunction with the determination of the Day 1 Fair Values. To the extent that a loan is performing in accordance with or exceeding management’s performance expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 66, is not included in any of the credit quality ratios, is not considered to be a nonaccrual or impaired loan, and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 88, is included in certain of the Company’s credit quality metrics, is generally considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses. Any improvement in the expected performance of such loan would result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The amount of unpaid principal balance, the valuation discount and the carrying value of purchased non-covered loans at December 31, 2012, 2011 and 2010 are reflected in the following table.

Purchased Non-Covered Loans

	December 31,
	2012	2011	2010
	(Dollars in thousands)
Loans without evidence of credit deterioration at date of purchase:
Unpaid principal balance	$35,800	$—	$—
Valuation discount	(1,021)	—	—

Carrying value	34,779	—	—

Loans with evidence of credit deterioration at date of purchase:
Unpaid principal balance	12,171	9,515	7,689
Valuation discount	(5,416)	(4,716)	(2,373)

Carrying value	6,755	4,799	5,316

Total carrying value	$41,534	$4,799	$5,316

The following table presents purchased non-covered loans grouped by remaining maturities at December 31, 2012 by type and by fixed or floating interest rates. This table is based on contractual maturities and does not reflect amortizations, projected paydowns, the earliest repricing for floating rate loans, accretion or management’s estimate of projected cash flows. Many loans have principal paydowns scheduled in periods prior to the period in which they mature, and many variable rate loans are subject to repricing in periods prior to the period in which they mature. Additionally, because income on purchased non-covered loans with evidence of credit deterioration on the date of purchase is recognized by accretion of the discount of estimated cash flows, such loans are not considered to be floating or adjustable rate loans and are reported below as fixed rate loans.

Purchased Non-Covered Loan Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Real estate	$5,817	$14,350	$9,116	$29,283
Commercial and industrial	2,186	2,489	658	5,333
Consumer	2,461	1,591	116	4,168
Other	474	2,245	31	2,750

Total	$10,938	$20,675	$9,921	$41,534

Fixed rate	$7,026	$13,703	$9,591	$30,320
Floating rate	3,912	6,972	330	11,214

Total	$10,938	$20,675	$9,921	$41,534

On December 31, 2012, the Company completed its acquisition of Genala. On the date of acquisition, Genala’s outstanding loans were categorized into loans without evidence of credit deterioration and loans with evidence of credit deterioration. The following table presents the unpaid principal balance, fair value adjustment, Day 1 Fair Value and the weighted-average fair value adjustment applied to the purchased non-covered loans without evidence of credit deterioration in the Genala transaction, by risk rating, at December 31, 2012.

Fair Value Adjustments for Purchased Non-Covered Loans

Without Evidence of Credit Deterioration in Genala Acquisition

	Unpaid Principal Balance	Fair Value Adjustment	Day 1 Fair Value	Weighted Average Fair Value Adjustment (in bps)
	(Dollars in thousands)
FV 33	$6,783	$(85)	$6,698	126
FV 44	12,583	(222)	12,361	177
FV 55	10,650	(219)	10,431	205
FV 36	5,784	(495)	5,289	855

Total	$35,800	$(1,021)	$34,779	285

The following table is a summary of the loans acquired in the Genala acquisition with evidence of credit deterioration.

Fair Value Adjustments for Purchased Non-Covered Loans

With Evidence of Credit Deterioration in Genala Acquistion

December 31, 2012
(Dollars in thousands)
Contractually required principal and interest	$8,769
Nonaccretable difference	(3,263)

Cash flows expected to be collected	5,506
Accretable difference	(669)

Day 1 Fair Value	$4,837

Covered Assets, FDIC Loss Share Receivable and FDIC Clawback Payable

On March 26, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Unity National Bank (“Unity”) in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

On July 16, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Woodlands Bank (“Woodlands”) in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

On September 10, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Horizon Bank (“Horizon”) in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

On December 17, 2010, the Company, through the Bank, acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Chestatee State Bank (“Chestatee”) in a FDIC-assisted acquisition. Loans comprise the majority of the assets acquired and all but a small amount of consumer loans are subject to loss share agreements with the FDIC whereby the Bank is indemnified against a portion of the losses on covered loans and covered foreclosed assets.

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

A summary of the covered assets, the FDIC loss share receivable and the FDIC clawback payable is as follows:

Covered Assets, FDIC Loss Share Receivable and FDIC Clawback Payable

	December 31,
	2012	2011
	(Dollars in thousands)
Covered loans	$596,239	$806,922
FDIC loss share receivable	152,198	279,045
Covered foreclosed assets	52,951	72,907

Total	$801,388	$1,158,874

FDIC clawback payable	$25,169	$24,645

Covered Loans

Loans covered by FDIC loss share agreements, or covered loans, are accounted for in accordance with the provisions of GAAP applicable to loans acquired with deteriorated credit quality and pursuant to the American Institute of Certified Public Accountants’ (“AICPA”) December 18, 2009 letter in which the AICPA summarized the Securities and Exchange Commission’s (“SEC”) view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Considering, among other factors, the general lack of adequate underwriting, proper documentation, appropriate loan structure and insufficient equity contributions for a large number of these acquired loans, and the uncertainty of the borrowers’ and/or guarantors’ ability or willingness to make contractually required (or any) principal and interest payments, management has determined that a significant portion of the loans acquired in FDIC-assisted acquisitions has evidence of credit deterioration since origination. Accordingly, management has elected to apply the provisions of GAAP applicable to loans acquired with deteriorated credit quality, as provided by the AICPA’s December 18, 2009 letter, to all loans acquired in its FDIC-assisted acquisitions.

At the time covered loans are acquired, management individually evaluates substantially all loans acquired in the transaction. This evaluation allows management to determine the estimated fair value of the covered loans (not considering any FDIC loss sharing agreements) and includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of covered loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. To the extent that any covered loan is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the covered loans that were individually reviewed in that loan portfolio.

In determining the Day 1 Fair Values of covered loans, management calculates a non-accretable difference (the credit component of the covered loans) and an accretable difference (the yield component of the covered loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income. Any such increase or decrease in expected cash flows will result in a corresponding decrease or increase, respectively, of the FDIC loss share receivable for the portion of such reduced or additional loss expected to be collected from the FDIC.

The accretable difference on covered loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan. At December 31, 2012, the weighted average period during which management expects to receive the estimated cash flows for its covered loan portfolio (not considering any payment under the FDIC loss share agreements) is 2.2 years.

Management separately monitors the covered loan portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is typically reviewed (i) when it is modified or extended, (ii) when material information becomes available to the Company that provides additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows which include a substantial portion of each acquired covered loan portfolio. To the extent that a loan is performing in accordance with management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 1, is not included in any of the Company’s credit quality ratios, is not considered to be an impaired loan, and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 2, is generally included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses.

The following table presents a summary, by acquisition, of covered loans acquired as of the dates of acquisition and activity within covered loans during the periods indicated.

Covered Loans

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
Acquisition date:
Contractually required principal and interest	$208,410	$315,103	$179,441	$181,523	$174,110	$260,178	$452,658	$1,771,423
Nonaccretable difference	(52,526)	(83,933)	(52,388)	(47,538)	(67,300)	(86,876)	(124,899)	(515,460)

Cash flows expected to be collected	155,884	231,170	127,053	133,985	106,810	173,302	327,759	1,255,963
Accretable difference	(21,432)	(44,692)	(35,245)	(22,604)	(25,376)	(24,790)	(63,462)	(237,601)

Fair value at acquisition date	$134,452	$186,478	$91,808	$111,381	$81,434	$148,512	$264,297	$1,018,362

Carrying value at January 1, 2011	$114,983	$175,720	$87,714	$111,051	$—	$—	$—	$489,468
Covered loans acquired	—	—	—	—	81,434	148,512	264,297	494,243
Accretion	7,662	13,716	6,716	8,193	6,461	7,798	15,589	66,135
Transfers to covered foreclosed assets	(5,197)	(14,938)	(1,990)	(2,381)	(1,218)	(858)	(2,432)	(29,014)
Payments received	(20,296)	(40,256)	(11,598)	(40,814)	(22,061)	(22,514)	(48,249)	(205,788)
Other activity, net	(792)	(2,467)	(1,044)	(1,348)	(225)	(1,015)	(1,231)	(8,122)

Carrying value at December 31, 2011	96,360	131,775	79,798	74,701	64,391	131,923	227,974	806,922
Accretion	6,360	10,031	5,768	5,708	5,665	9,915	18,373	61,820
Transfers to covered foreclosed assets	(4,077)	(4,543)	(3,731)	(3,299)	(4,065)	(4,742)	(8,563)	(33,020)
Payments received	(21,144)	(28,777)	(14,888)	(18,205)	(15,425)	(41,756)	(71,592)	(211,787)
Charge-offs	(4,422)	(8,332)	(3,714)	(2,089)	(2,117)	(4,008)	(1,410)	(26,092)
Other activity, net	(228)	(420)	(40)	(148)	(356)	(251)	(161)	(1,604)

Carrying value at December 31, 2012	$72,849	$99,734	$63,193	$56,668	$48,093	$91,081	$164,621	$596,239

The following table presents a summary of the carrying value and type of covered loans at the dates indicated.

Covered Loan Portfolio

	December 31,
	2012	2011	2010
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$152,348	$202,620	$132,108
Non-farm/non-residential	288,104	369,756	214,435
Construction/land development	105,087	160,872	102,099
Agricultural	19,690	24,104	9,643
Multifamily residential	10,701	15,894	10,709

Total real estate	575,930	773,246	468,994
Commercial and industrial	18,496	29,749	17,999
Consumer	176	958	1,248
Other	1,637	2,969	1,227

Total covered loans	$596,239	$806,922	$489,468

The following table presents covered loans grouped by remaining maturities and by type at December 31, 2012. This table is based on contractual maturities and does not reflect accretion of the accretable difference or management’s estimate of projected cash flows. Most covered loans have scheduled accretion and/or cash flows projected by management to occur in periods prior to maturity. In addition, because income on covered loans is recognized by accretion of the accretable difference, none of the covered loans are considered to be floating or adjustable rate loans.

Covered Loan Maturities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total
		(Dollars in thousands)
Real estate:
Residential 1-4 family	$71,101	$43,104	$38,143	$152,348
Non-farm/non-residential	162,642	92,877	32,585	288,104
Construction/land development	93,488	9,881	1,718	105,087
Agricultural	14,136	4,047	1,507	19,690
Multifamily residential	5,381	3,662	1,658	10,701

Total real estate	346,748	153,571	75,611	575,930
Commercial and industrial	9,877	4,150	4,469	18,496
Consumer	89	87	—	176
Other	864	13	760	1,637

Total covered loans	$357,578	$157,821	$80,840	$596,239

The following table presents a summary, by acquisition, of changes in the accretable difference on covered loans during the periods indicated.

Accretable Difference on Covered Loans

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
Accretable difference at January 1, 2011	$15,279	$37,182	$32,165	$22,265	$—	$—	$—	$106,891
Accretable difference acquired	—	—	—	—	25,376	24,790	63,462	113,628
Accretion	(7,662)	(13,716)	(6,716)	(8,193)	(6,461)	(7,798)	(15,589)	(66,135)
Adjustments to accretable difference related to:
Covered loans transferred to covered foreclosed assets	(384)	(1,611)	(191)	(503)	(315)	(91)	(327)	(3,422)
Covered loans paid off	(273)	(2,146)	(934)	(4,564)	(2,811)	(1,435)	(3,167)	(15,330)
Cash flow revisions as a result of renewals and/or modifications of covered loans	3,514	4,691	10	1,481	1,446	1,269	2,097	14,508
Other, net	140	155	98	177	103	165	671	1,509

Accretable difference at December 31, 2011	10,614	24,555	24,432	10,663	17,338	16,900	47,147	151,649
Accretion	(6,360)	(10,031)	(5,768)	(5,708)	(5,665)	(9,915)	(18,373)	(61,820)
Adjustments to accretable difference due to:
Covered loans transferred to covered foreclosed assets	(159)	(364)	(190)	(448)	(700)	(455)	(1,679)	(3,995)
Covered loans paid off	(719)	(1,220)	(1,418)	(811)	(1,291)	(1,529)	(3,507)	(10,495)
Cash flow revisions as a result of renewals and/or modifications of covered loans	5,196	4,396	(618)	1,835	1,567	4,791	4,164	21,331
Other, net	2	116	86	181	123	127	190	825

Accretable difference at December 31, 2012	$8,574	$17,452	$16,524	$5,712	$11,372	$9,919	$27,942	$97,495

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

FDIC Loss Share Receivable

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
At acquisition date:
Expected principal loss on covered assets:
Covered loans	$50,354	$73,220	$40,537	$46,869	$62,890	$82,212	$113,872	$469,954
Covered foreclosed assets	9,979	5,897	3,678	15,960	7,907	628	49,850	93,899

Total expected principal losses	60,333	79,117	44,215	62,829	70,797	82,840	163,722	563,853
Estimated loss sharing percentage(1)	80%	80%	80%	80%	80%	80%	80%	80%

Estimated recovery from FDIC loss share agreements	48,266	63,294	35,372	50,263	56,638	66,272	130,978	451,083
Discount for net present value on FDIC loss share receivable	(4,119)	(7,428)	(6,283)	(4,204)	(5,535)	(6,268)	(14,724)	(48,561)

Net present value of FDIC loss share receivable at acquisition date	$44,147	$55,866	$29,089	$46,059	$51,103	$60,004	$116,254	$402,522

Carrying value at January 1, 2011	$31,120	$51,776	$29,182	$46,059	$—	$—	$—	$158,137
FDIC loss share receivable recorded at acquisition	—	—	—	—	51,103	60,004	116,254	227,361
Accretion income	741	1,807	927	1,363	1,997	1,814	2,427	11,076
Cash received from FDIC	(5,069)	(23,001)	(9,505)	(18,466)	(11,942)	(12,372)	(28,646)	(109,001)
Reductions of FDIC loss share receivable for payments on covered loans in excess of Day 1 Fair Values	(875)	(3,590)	(948)	(2,892)	(4,565)	(1,612)	(7,204)	(21,686)
Expenses on covered assets reimbursable by FDIC	1,376	1,606	1,183	1,330	737	472	1,943	8,647
Other activity, net	282	579	918	1,988	390	136	218	4,511

Carrying value at December 31, 2011	27,575	29,177	21,757	29,382	37,720	48,442	84,992	279,045
Accretion income	793	1,108	680	725	1,310	1,485	2,473	8,574
Cash received from FDIC	(12,945)	(14,433)	(8,948)	(22,301)	(13,062)	(29,870)	(42,438)	(143,997)
Reductions of FDIC loss share receivable for payments on covered loans in excess of Day 1 Fair Values	(2,394)	(3,377)	(1,335)	(2,122)	(4,918)	(6,208)	(12,657)	(33,011)
Increases in FDIC loss share receivable for:
Charge-offs on covered loans	3,170	6,417	2,297	1,589	1,627	3,151	1,028	19,279
Write downs of covered foreclosed assets	1,591	1,193	450	1,858	294	278	3,181	8,845
Expenses on covered assets reimbursable by FDIC	1,537	1,726	1,360	1,276	1,318	1,097	3,064	11,378
Other activity, net	491	562	598	755	(293)	(457)	429	2,085

Carrying value at December 31, 2012	$19,818	$22,373	$16,859	$11,162	$23,996	$17,918	$40,072	$152,198

(1)	Certain of the Company’s loss share agreements contain tranches whereby the FDIC’s loss sharing percentage is more than or less than 80%. However, management’s current expectation of most of the principal losses on covered assets under each of the loss share agreements falls in the tranches whereby the FDIC would reimburse the Company for approximately 80% of such losses.

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

Foreclosed Assets Covered by FDIC Loss Share Agreements

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquisition date:
Balance on acquired bank’s books	$20,304	$12,258	$8,391	$31,647	$16,554	$2,773	$91,442	$183,369
Total expected losses	(9,979)	(5,897)	(3,678)	(15,960)	(7,907)	(628)	(49,850)	(93,899)
Discount for net present value of expected cash flows	(1,466)	(1,332)	(1,030)	(2,281)	(1,562)	(474)	(10,412)	(18,557)

Fair value at acquisition date	$8,859	$5,029	$3,683	$13,406	$7,085	$1,671	$31,180	$70,913

Carrying value at January 1, 2011	$8,060	$5,996	$3,683	$13,406	$—	$—	$—	$31,145
Covered foreclosed assets acquired	—	—	—	—	7,085	1,671	31,180	39,936
Transferred from covered loans	5,197	14,938	1,990	2,381	1,218	858	2,432	29,014
Sales of covered foreclosed assets	(2,985)	(6,499)	(1,996)	(6,110)	(1,171)	(305)	(8,122)	(27,188)

Carrying value at December 31, 2011	10,272	14,435	3,677	9,677	7,132	2,224	25,490	72,907
Transferred from covered loans	4,077	4,543	3,731	3,299	4,065	4,742	8,563	33,020
Sales of covered foreclosed assets	(4,467)	(9,304)	(4,285)	(7,111)	(4,063)	(3,038)	(11,719)	(43,987)
Write downs of covered foreclosed assets included in other loss share income	(1,695)	(1,624)	(585)	(1,654)	(337)	(344)	(2,750)	(8,989)

Carrying value at December 31, 2012	$8,187	$8,050	$2,538	$4,211	$6,797	$3,584	$19,584	$52,951

The following table presents a summary of the carrying value and type of foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, at the dates indicated.

Foreclosed Assets Covered by FDIC Loss Share Agreements

	December 31,
	2012	2011
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$12,279	$15,945
Non-farm/non-residential	9,570	11,624
Construction/land development	30,602	43,323
Agricultural	449	—
Multifamily residential	51	2,014

Total real estate	52,951	72,906
Repossessions	—	1

Total covered foreclosed assets	$52,951	$72,907

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

FDIC Clawback Payable

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquisition date:
Estimated FDIC clawback payable	$2,612	$4,846	$2,380	$1,291	$1,721	$1,452	$24,344	$38,646
Discount for net present value on FDIC clawback payable	(1,046)	(1,905)	(919)	(499)	(664)	(560)	(9,399)	(14,992)

Net present value of FDIC clawback payable at acquisition date	$1,566	$2,941	$1,461	$792	$1,057	$892	$14,945	$23,654

Carrying value at January 1, 2011	$1,629	$3,004	$1,479	$792	$—	$—	$—	$6,904
FDIC clawback payable recorded at acquisition	—	—	—	—	1,057	892	14,945	16,894
Amortization expense	80	149	73	55	42	31	505	935
Changes in FDIC clawback payable related to changes in expected losses on covered assets	—	—	—	(88)	—	—	—	(88)

Carrying value at December 31, 2011	1,709	3,153	1,552	759	1,099	923	15,450	24,645
Amortization expense	79	138	73	35	53	45	776	1,199
Changes in FDIC clawback payable related to changes in expected losses on covered assets	(144)	(305)	(157)	—	(69)	—	—	(675)

Carrying value at December 31, 2012	$1,644	$2,986	$1,468	$794	$1,083	$968	$16,226	$25,169

Nonperforming Assets

Nonperforming assets consist of (1) nonaccrual loans and leases, (2) accruing loans and leases 90 days or more past due, (3) certain troubled and restructured loans for which a concession has been granted by the Company to the borrower because of a deterioration in the financial position of the borrower (“TDRs”) and (4) real estate or other assets that have been acquired in partial or full satisfaction of loan or lease obligations or upon foreclosure. Purchased non-covered loans, covered loans and covered foreclosed assets are not considered to be nonperforming by the Company for purposes of calculation of the nonperforming loans and leases to total loans and leases ratio and the nonperforming assets to total assets ratio, except for their inclusion in total assets. Because purchased non-covered loans, covered loans and covered foreclosed assets are not included in the calculations of the Company’s nonperforming loans and leases ratio and nonperforming assets ratio, the Company’s nonperforming loans and leases ratio and nonperforming assets ratio may not be comparable from period to period or with such ratios of other financial institutions, including institutions that have made FDIC-assisted or traditional acquisitions.

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

The following table presents information, excluding purchased non-covered loans and loans and foreclosed assets covered by FDIC loss share agreements, concerning nonperforming assets, including nonaccrual loans and leases, TDRs, and foreclosed assets as of the dates indicated.

Nonperforming Assets

	December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Nonaccrual loans and leases	$9,109	$12,206	$13,939	$23,604	$15,382
Accruing loans and leases 90 days or more past due	—	—	—	—	—
TDRs	—	1,000	—	—	—

Total nonperforming loans and leases	9,109	13,206	13,939	23,604	15,382
Foreclosed assets not covered by FDIC loss share agreements(1)	13,924	31,762	42,216	61,148	10,758

Total nonperforming assets(2)	$23,033	$44,968	$56,155	$84,752	$26,140

Nonperforming loans and leases to total loans and leases(2)	0.43%	0.70%	0.75%	1.24%	0.76%
Nonperforming assets to total assets(2)	0.57	1.17	1.72	3.06	0.81

(1)	Repossessed personal properties and real estate acquired through or in lieu of foreclosure are initially recorded at the lesser of current principal investment or estimated market value less estimated cost to sell at the date of repossession or foreclosure. Valuations of these assets are periodically reviewed by management with the carrying value of such assets adjusted through non-interest expense to the then estimated market value net of estimated selling costs, if lower, until disposition.
(2)	Excludes purchased non-covered loans and loans and/or foreclosed assets covered by FDIC loss share agreements, except for their inclusion in total assets.

As of December 31, 2012 and 2011, the Company had identified covered loans where the expected performance of such loans had deteriorated from management’s performance expectations established in conjunction with the determination of the Day 1 Fair Values. As a result the Company recorded partial charge-offs, net of adjustments to the FDIC loss share receivable and the FDIC clawback payable, totaling $6.2 million during 2012 and $0.3 million during 2011 for such loans. The Company also recorded $6.2 million during 2012 and $0.3 million during 2011 of provision for loan and lease losses to cover these charge-offs. In addition to these charge-offs, the Company transferred certain of these covered loans to covered foreclosed assets. As a result of these actions, the Company had $38.5 million of impaired covered loans at December 31, 2012 and $1.9 million of impaired covered loans at December 31, 2011.

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

At December 31, 2012 the Company had reduced the carrying value of its loans and leases deemed impaired (all of which were included in nonaccrual loans and leases) by $7.1 million to the estimated fair value of such loans and leases of $6.7 million. The adjustment to reduce the carrying value of impaired loans and leases to estimated fair value consisted of $5.6 million of partial charge-offs and $1.5 million of specific loan and lease loss allocations. These amounts do not include the Company’s $38.5 million of impaired covered loans at December 31, 2012.

At December 31, 2012 and 2011, the Company has no purchased non-covered loans whose performance had deteriorated subsequent to the determination of the Day 1 Fair Values resulting in such loans being deemed impaired.

The following table presents information concerning the geographic location of nonperforming assets, excluding purchased non-covered loans and loans and/or foreclosed assets covered by FDIC loss share agreements, at December 31, 2012. Nonaccrual loans and leases are reported in the physical location of the principal collateral. Foreclosed assets are reported in the physical location of the asset. Repossessions are reported at the physical location where the borrower resided or had its principal place of business at the time of repossession.

Geographic Distribution of Nonperforming Assets

	Nonperforming Loans and Leases	Foreclosed Assets	Total Nonperforming Assets
	(Dollars in thousands)
Arkansas	$8,102	$9,681	$17,783
Texas	14	700	714
North Carolina	1	1,132	1,133
South Carolina	986	1,242	2,228
Georgia	6	187	193
Florida	—	35	35
Alabama	—	323	323
All other	—	624	624

Total	$9,109	$13,924	$23,033

Allowance and Provision for Loan and Lease Losses

The Company’s allowance for loan and lease losses was $38.7 million at December 31, 2012, compared with $39.2 million at December 31, 2011, and $40.2 million at December 31, 2010. The Company had no allowance for covered loans or purchased non-covered loans at December 31, 2012, 2011 or 2010. The Company’s allowance for loan and lease losses as a percentage of nonperforming loans and leases, excluding covered loans and purchased non-covered loans, was 425% at December 31, 2012 compared to 297% at December 31, 2011 and 289% at December 31, 2010. While the Company believes the current allowance is appropriate, changing economic and other conditions may require future adjustments to the allowance for loan and lease losses.

The amount of provision to the allowance for loan and lease losses is based on the Company’s analysis of the adequacy of the allowance for loan and lease losses utilizing the criteria discussed below. The provision for loan and lease losses for 2012 was $11.7 million, including $5.5 million for non-covered loans and leases and $6.2 million for covered loans, compared to $11.5 million for non-covered loans and leases and $0.3 million for covered loans in 2011. The Company’s provision for loan and lease losses was $16.0 million in 2010, all of which was for non-covered loans and leases. The Company’s decrease in its provision for non-covered loan and lease losses for 2012 compared to 2011 and for 2011 compared to 2010 was primarily due to the reduction of net charge-offs in 2012 compared to 2011 and in 2011 compared to 2010 as the real estate market and unemployment levels in many of the Company’s markets have shown some improvement in the last couple of years. The Company’s increase in its provision for covered loans for 2012 compared to 2011 was due to the increase of net charge-offs of covered loans as more covered loans experienced decreases in their expected cash flows that resulted in partial charge-offs of the carrying value of such covered loans in 2012 compared to 2011.

The following table is an analysis of the allowance for loan and lease losses for the periods indicated.

Analysis of the Allowance for Loan and Lease Losses

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Balance, beginning of period	$39,169	$40,230	$39,619	$29,512	$19,557
Non-covered loans and leases charged off:
Real estate:
Residential 1-4 family	1,312	2,743	872	1,619	1,079
Non-farm/non-residential	1,226	1,033	1,702	3,182	552
Construction/land development	466	5,651	4,037	20,188	3,059
Agricultural	997	771	301	844	645
Multifamily/residential	—	—	133	4,355	250

Total real estate	4,001	10,198	7,045	30,188	5,585
Commercial and industrial	1,323	1,465	6,937	3,347	1,259
Consumer	732	825	1,196	1,303	1,783
Direct financing leases	361	413	478	648	734
Other	219	87	1,108	399	270

Total non-covered loans and leases charged off	6,636	12,988	16,764	35,885	9,631

Recoveries of non-covered loans and leases previously charged off:
Real estate:
Residential 1-4 family	107	64	99	99	55
Non-farm/non-residential	18	16	87	147	76
Construction/land development	106	30	253	82	29
Agricultural	141	—	45	—	—
Multifamily residential	—	—	1	1	—

Total real estate	372	110	485	329	160
Commercial and industrial	35	142	656	566	51
Consumer	238	166	212	183	317
Direct financing leases	2	5	20	67	21
Other	8	4	2	47	12

Total recoveries	655	427	1,375	1,192	561

Net non-covered loans and leases charged off	5,981	12,561	15,389	34,693	9,070
Covered loans charged off	6,195	275	—	—	—

Net charge-offs - total loans and leases	12,176	12,836	15,389	34,693	9,070
Provision for loan and lease losses:
Non-covered loans and leases	5,550	11,500	16,000	44,800	19,025
Covered loans	6,195	275	—	—	—

Total provision	11,745	11,775	16,000	44,800	19,025

Balance, end of period	$38,738	$39,169	$40,230	$39,619	$29,512

Net charge-offs of non-covered loans and leases to average non-covered loans and leases(1)	0.30%	0.69%	0.81%	1.75%	0.45%
Net charge-offs of total loans and leases, including covered loans and purchased non-covered loans, to total average loans and leases	0.46%	0.49%	0.73%	1.75%	0.45%
Allowance for loan and lease losses to total loans and leases(2)	1.83%	2.08%	2.17%	2.08%	1.46%
Allowance for loan and lease losses to nonperforming loans and leases(2)	425%	297%	289%	168%	192%

(1)	Excludes loans covered by FDIC loss share agreements and net charge-offs related to such loans.
(2)	Excludes purchased non-covered loans and loans covered by FDIC loss share agreements.

Provisions to and the adequacy of the allowance for loan and lease losses (“ALLL”) are based on evaluations of the loan and lease portfolio utilizing objective and subjective criteria. The objective criteria primarily include an internal grading system and specific allowances. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan and lease losses and the need for additions thereto, with consideration given to the nature and mix of the portfolio, including concentrations of credit; general economic and business conditions, including national, regional and local business and economic conditions that may affect borrowers’ or lessees’ ability to pay; expectations regarding the current business cycle; trends that could affect collateral values and other relevant factors. The Company also utilizes a peer group analysis and a historical analysis to validate the overall adequacy of its allowance for loan and lease losses. Changes in any of these criteria or the availability of new information could require adjustment of the ALLL in future periods. While a specific allowance has been calculated for impaired loans and leases and for loans and leases where the Company has otherwise determined a specific reserve is appropriate, no portion of the Company’s ALLL is restricted to any individual loan or lease or group of loans or leases, and the entire ALLL is available to absorb losses from any and all loans and leases.

The Company’s internal grading system assigns one of nine grades to all loans and leases, with each grade being assigned a specific allowance allocation percentage, except residential 1-4 family loans, consumer loans, purchased non-covered loans, and covered loans.

The grade for each graded individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. These risk elements include, among others, the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age, condition, value, nature and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan-to-cost and loan-to-value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, condition, value, nature and marketability of collateral; and (4) for other loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, condition, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

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

For covered loans, management separately monitors this portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that a revised loss estimate exceeds the loss estimate established in the determination of the Day 1 Fair Values, such deterioration will result in an allowance allocation or a charge-off.

For purchased non-covered loans, management segregates this portfolio into loans that contain evidence of credit deterioration on the date of purchase and loans that do not contain evidence of credit deterioration on the date of purchase. Purchased non-covered loans with evidence of credit deterioration are regularly monitored and are periodically reviewed by management. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that a revised loss estimate exceeds the loss estimate established in the determination of Day 1 Fair Values, such determination will result in an allowance allocation or a charge-off.

All other purchased non-covered loans are graded by management at the time of purchase. The grades on these purchased non-covered loans are reviewed regularly as part of the ongoing assessment of such loans. To the extent that current information indicates it is possible that the Company will not be able to collect all amounts according to the contractual terms thereof, such loan is considered in the determination of the required level of allowance for loan and lease losses and may result in an allowance allocation or a charge-off.

At December 31, 2012 and 2011, the Company had no allowance for its purchased non-covered loans and its covered loans because all losses had been charged off on such loans whose performance had deteriorated from management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease, excluding purchased non-covered loans and covered loans, to be impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company considers a purchased non-covered loan with evidence of credit deterioration at the date of purchase and a covered loan to be impaired once a decrease in expected cash flows or other deterioration in the loan’s expected performance, subsequent to the determination of the Day 1 Fair Values, results in an allowance allocation, a partial or full charge-off or in a provision for loan and lease losses. Purchased non-covered loans without evidence of credit deterioration at the date of purchase are considered impaired when current information indicates it is probable that the Company will not be able to collect all amounts due according to the contractual terms thereof. Most of the Company’s nonaccrual loans and leases, excluding purchased non-covered loans and covered loans, and all TDRs are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses or is charged off as a reduction of the allowance for loan and lease losses.

The Company also maintains an allowance for certain loans and leases, excluding purchased non-covered loans and covered loans, not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine if an allowance is needed for these loans and leases. For the purpose of calculating the amount of such allowance, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for such an allowance exceeds its net collateral value or its estimated discounted cash flows, such excess is considered allocated allowance for purposes of the determination of the allowance for loan and lease losses.

The Company may also include further allowance allocation for risk-rated loans, including commercial real estate loans and excluding purchased non-covered loans and covered loans, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors. The Company had no allowance allocation for loans in stressed markets at December 31, 2012 or 2011.

Prior to December 31, 2011, the Company utilized the sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance, as the primary indicator of the appropriate level of allowance for loan and lease losses. During the fourth quarter of 2011, the Company refined its allowance calculation whereby it “allocated” the portion of the allowance that was previously deemed to be unallocated allowance. This refined allowance calculation includes specific allowance allocations for qualitative factors including, among other factors, (i) concentrations of credit, (ii) general economic and business conditions, (iii) trends that could effect collateral values and (iv) expectations regarding the current business cycle. The Company may also consider other qualitative factors in future periods for additional allowance allocations, including, among other factors, (1) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (2) seasoning of the loan and lease portfolio, (3) specific industry conditions affecting portfolio segments, (4) the Company’s expansion into new markets and (5) the offering of new loan and lease products. Because the Company refined its allowance calculation during 2011 such that it no longer maintains unallocated allowance, the Company’s allocation of its allowance at December 31, 2012 and 2011 may not be comparable with prior periods.

In addition to the allowance for loan and lease losses methodology described above, the Company compares the allowance for loan and lease losses (as a percentage of total loans and leases, excluding purchased non-covered loans and covered loans) maintained by the Bank to the peer group average percentages as shown on the most recently available FDIC’s Uniform Bank Performance Report and FRB’s Uniform Bank Holding Company Performance Report. This comparison is used to validate the overall adequacy of the allowance for loan and lease losses.

The board of directors reviews the analysis of the adequacy of the allowance for loan and lease losses on a quarterly basis, or more frequently as needed, to determine whether the amount of provisions are adequate or whether additional provisions should be made to the allowance. While the allowance is determined by (i) management’s assessment and grading of individual loans and leases in the case of loans and leases other than residential 1-4 family loans, consumer loans, purchased non-covered loans and covered loans, (ii) the past due status of residential 1-4 family loans and consumer loans, (iii) allowances made for specific loans and leases, (iv) “stressed” market allocations, (v) allowance allocations for purchased non-covered loans and covered loans and (vi) qualitative factor allocations, the total allowance amount is available to absorb losses across the Company’s entire loan and lease portfolio.

The following table sets forth the sum of the amounts of the allowance for loan and lease losses attributable to individual loans and leases within each category, or loan and lease categories in general and, prior to December 31, 2011, the unallocated allowance. As previously discussed, the Company refined its allowance calculation during 2011 such that it no longer maintains unallocated allowance. The table also reflects the percentage of loans and leases in each category to the total portfolio of loans and leases, excluding covered loans and purchased non-covered loans, for each of the periods indicated. These allowance amounts have been computed using the Company’s internal grading system, specific impairment analyses, specific special reserve analyses, “stressed” markets allocations, if any, and qualitative factor allocations. The amounts shown are not necessarily indicative of the actual future losses that may occur within particular categories. The Company had no allocation of its allowance to covered loans or purchased non-covered loans for any of the periods presented.

Allocation of the Allowance for Loan and Lease Losses

	December 31,
	2012		2011		2010		2009		2008
	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases	Allowance	% of Loans and Leases
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$4,820	12.9%	$3,848	13.8%	$2,999	14.3%	$3,600	14.9%	$2,170	13.6%
Non-farm/non-residential	10,107	38.1	12,203	37.7	8,313	36.5	6,574	31.9	4,396	27.3
Construction/land development	12,000	27.4	9,478	25.4	10,565	26.8	11,585	31.5	8,560	34.4
Agricultural	2,878	2.4	3,383	3.8	2,569	4.4	750	4.5	745	4.2
Multifamily residential	2,030	6.7	2,564	7.6	1,320	5.6	710	2.9	1,658	3.0
Commercial and industrial	3,655	7.6	4,591	6.4	4,142	6.5	3,587	7.9	2,421	10.2
Consumer	1,015	1.4	1,209	1.9	2,051	2.9	2,599	3.4	1,894	3.7
Direct financing leases	2,050	3.2	1,632	2.9	1,726	2.3	1,560	2.1	808	2.5
Other	183	0.3	261	0.5	201	0.7	289	0.9	209	1.1
Unallocated allowance	—		—		6,344		8,365		6,651

Total	$38,738		$39,169		$40,230		$39,619		$29,512

The Company maintains an internally classified loan and lease list that, along with the list of nonaccrual loans and leases, the list of impaired loans and leases, the list of loans and leases with specific reserves, the “stressed” market allocations, if any, and the qualitative factor allocations, helps management assess the overall quality of the loan and lease portfolio and the adequacy of the allowance. Loans and leases classified as “substandard” have clear and defined weaknesses such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize collectability of the loan or lease. Loans and leases classified as “doubtful” have characteristics similar to substandard loans and leases, but also have an increased risk that a loss may occur or at least a portion of the loan or lease may require a charge-off if liquidated. Although loans and leases classified as substandard do not duplicate loans and leases classified as doubtful, both substandard and doubtful loans and leases may include some that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans and leases classified as “loss” are charged off. At December 31, 2012 substandard loans and leases, excluding covered loans and purchased non-covered loans, not designated as impaired, nonaccrual or 90 days past due, totaled $27.5 million, compared to $28.1 million at December 31, 2011 and $35.8 million at December 31, 2010. No loans or leases were designated as doubtful or loss at December 31, 2012, 2011 or 2010.

Administration of the Bank’s lending function is the responsibility of the Chief Executive Officer, Chief Credit Officer, Chief Lending Officer and certain senior lenders. Such officers perform their lending duties subject to the oversight and policy direction of the board of directors and the loan committee. Loan or lease authority is granted to the Chief Executive Officer and certain other senior officers as determined by the board of directors. Loan or lease authorities of other lending officers are granted by the loan committee on the recommendation of appropriate senior officers.

During 2012, loans and leases and aggregate loan and lease relationships exceeding $3.0 million up to the lending limits established by the Company’s board of directors may be approved by the loan committee. At December 31, 2012 the loan committee consisted of five or more directors and four of the Bank’s senior officers. The Company’s loan committee reviews various reports of loan and lease concentrations, loan and lease originations and commitments over $100,000, internally classified and watch list loans and leases and various other loan and lease reports. At least quarterly the board of directors reviews summary reports of past due loans and leases, activity in the Company’s allowance for loan and lease losses and various other loan and lease reports.

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

Investment Securities

At December 31, 2012, 2011 and 2010, the Company classified all of its investment securities portfolio as available for sale. Accordingly, its investment securities are stated at estimated fair value in the consolidated financial statements with the unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity and included in other comprehensive income (loss).

The following table presents the amortized cost and the fair value of investment securities as of the dates indicated. The Company’s holdings of “other equity securities” include FHLB-Dallas, Federal Home Loan Bank of Atlanta (“FHLB-Atlanta”) and First National Banker’s Bankshares, Inc. (“FNBB”) shares which do not have readily determinable fair values and are carried at cost.

Investment Securities

	December 31,
	2012		2011		2010
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Obligations of states and political subdivisions	$345,224	$361,517	$359,667	$373,047	$378,822	$378,547
U.S. Government agency residential mortgage-backed securities	116,835	118,284	46,068	48,035	1,269	1,269
Corporate obligations	776	776	—	—	—	—
Other equity securities	13,689	13,689	17,828	17,828	18,882	18,882

Total	$476,524	$494,266	$423,563	$438,910	$398,973	$398,698

The Company utilizes independent third parties as its principal sources for determining fair value of investment securities which are measured on a recurring basis. As a result, the Company receives estimates of fair values from at least two independent pricing sources for the majority of its individual securities within its investment portfolio. For investment securities traded in an active market, the fair values are obtained from independent pricing services and are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. Additionally, the valuation of investment securities acquired in FDIC-assisted or traditional acquisitions may include certain unobservable inputs. All fair value estimates received by the Company from its investment securities are reviewed and approved on a quarterly basis by the Company’s Investment Portfolio Manager and its Chief Financial Officer.

The Company’s investment securities portfolio is reported at estimated fair value, which included gross unrealized gains of $18.1 million and gross unrealized losses of $0.3 million at December 31, 2012; gross unrealized gains of $16.3 million and gross unrealized losses of $1.0 million at December 31, 2011; and gross unrealized gains of $6.4 million and gross unrealized losses of $6.7 million at December 31, 2010. Management believes that all of its unrealized losses on individual investment securities at December 31, 2012 are the result of fluctuations in interest rates and do not reflect deterioration in the credit quality of its investments. Accordingly, management considers these unrealized losses to be temporary in nature. The Company does not have the intent to sell these investment securities and more likely than not would not be required to sell these investment securities before fair value recovers to amortized cost.

The Company owns three different maturities of bonds totaling an aggregate of $2.6 million issued by the Northwest Arkansas Regional Solid Waste Management District (“District”). The District owns and operates a landfill for the benefit of the residents of certain counties located in north Arkansas, with the landfill, the revenues therefrom and certain personal property serving as collateral under the bond indenture. On October 9, 2012, a special election was held where an additional 3/8-cent sales tax proposal to be used to support the purchase of the landfill by a third party from the District was defeated. On October 23, 2012, the management board governing the District voted to place the District into receivership, and on November 30, 2012 the landfill ceased operations. As a result, during the fourth quarter of 2012, the Company recorded a $2.6 million impairment charge to reduce the carrying value of the bonds to zero. This impairment charge is included in “Net gains on investment securities,” in the accompanying consolidated statement of income.

The following table presents the unaccreted discount and unamortized premium of the Company’s investment securities for the dates indicated.

Unaccreted Discount and Unamortized Premium

	Amortized Cost	Unaccreted Discount	Unamortized Premium	Par Value
	(Dollars in thousands)
December 31, 2012:
Obligations of states and political subdivisions	$345,224	$6,324	$(516)	$351,032
U.S. Government agency residential mortgage-backed securities	116,835	279	(4,935)	112,179
Corporate obligations	776	—	(23)	753
Other equity securities	13,689	—	—	13,689

Total	$476,524	$6,603	$(5,474)	$477,653

December 31, 2011:
Obligations of states and political subdivisions	$359,667	$4,969	$(134)	$364,502
U.S. Government agency residential mortgage-backed securities	46,068	—	(1,556)	44,512
Other equity securities	17,828	—	—	17,828

Total	$423,563	$4,969	$(1,690)	$426,842

The Company recognized premium amortization, net of discount accretion, of $0.2 million during 2012 and $0.4 million during 2011. During 2010 the Company recognized discount accretion, net of premium amortization, of $0.4 million. Any premium amortization or discount accretion is considered an adjustment to the yield of the Company’s investment securities.

The Company had net gains on investment securities of $0.5 million in 2012, which included gains of $3.1 million from the sale of $40 million of investment securities and an impairment charge of $2.6 million, as previously discussed, compared to net gains of $0.9 million from the sale of $94 million of investment securities in 2011. The Company had net gains of $4.5 million from the sale of $251 million of investment securities in 2010. During 2012, 2011 and 2010, respectively, investment securities totaling $57 million, $31 million and $60 million matured or were called by the issuer. The Company purchased $63 million, $13 million and $121 million of investment securities during 2012, 2011 and 2010, respectively.

The Company invests in securities it believes offer good relative value at the time of purchase, and it will, from time to time reposition its investment securities portfolio. In making decisions to sell or purchase securities, the Company considers credit quality, call features, maturity dates, relative yields, current market factors, interest rate risk and other relevant factors.

The following table presents the types and estimated fair values of the Company’s investment securities at December 31, 2012 based on credit ratings by one or more nationally-recognized credit rating agencies.

Credit Ratings of Investment Securities

	AAA(1)	AA(2)	A(3)	BBB(4)	Non-Rated(5)	Total
	(Dollars in thousands)
Obligations of states and political subdivisions:
Arkansas	$—	$110,819	$9,673	$5,347	$128,974	$254,813
Texas	1,253	40,827	5,920	14,740	14,257	76,997
Alabama	—	842	2,988	373	3,911	8,114
Georgia	—	1,498	2,490	305	1,908	6,201
Louisiana	—	5,482	—	—	—	5,482
Connecticut	—	—	2,792	—	—	2,792
Iowa	—	—	2,643	—	—	2,643
Massachusetts	—	—	—	—	1,997	1,997
Florida	—	—	—	1,324	—	1,324
Missouri	—	—	—	—	1,154	1,154
U.S. Government agency residential mortgage-backed securities	—	118,284	—	—	—	118,284
Corporate obligations	—	—	776	—	—	776
Other equity securities	—	—	—	—	13,689	13,689

Total	$1,253	$277,752	$27,282	$22,089	$165,890	$494,266

Percentage of total	0.3%	56.2%	5.5%	4.4%	33.6%	100.0%
Cumulative percentage of total	0.3%	56.5%	62.0%	66.4%	100.0%

(1)	Includes securities rated Aaa by Moody’s, AAA by Standard & Poor’s (“S&P”) or a comparable rating by other nationally-recognized credit rating agencies.
(2)	Includes securities rated Aa1 to Aa3 by Moody’s, AA+ to AA- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(3)	Includes securities rated A1 to A3 by Moody’s, A+ to A- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(4)	Includes securities rated Baa1 to Baa3 by Moody’s, BBB+ to BBB- by S&P or a comparable rating by other nationally-recognized credit rating agencies.
(5)	Includes all securities that are not rated or securities that are not rated but that have a rated credit enhancement where the Company has ignored such credit enhancement. For these securities, the Company has performed its own evaluation of the security and/or the underlying issuer and believes that such security or its issuer would warrant a credit rating of investment grade (i.e., Baa3 or better by Moody’s or BBB- or better by S&P or a comparable rating by other nationally-recognized credit rating agencies).

The following table reflects the expected maturity distribution of the Company’s investment securities, at fair value, at December 31, 2012 and weighted-average yields (for tax-exempt obligations on a FTE basis) of such securities. The maturity for all investment securities is shown based on each security’s contractual maturity date, except (1) equity securities with no contractual maturity date which are shown in the longest maturity category, (2) U.S. Government agency residential mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds based on interest rate levels at December 31, 2012, and (3) callable investment securities for which the Company has received notification of call are included in the maturity category in which the call occurs or is expected to occur. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. The weighted-average yields - FTE are calculated based on the coupon rate and amortized cost for such securities and do not include any projected discount accretion or premium amortization.

Expected Maturity Distribution of Investment Securities

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Obligations of states and political subdivisions	$8,036	$10,885	$34,256	$308,340	$361,517
U.S. Government agencyresidential mortgage-backed securities	8,580	23,752	25,817	60,135	118,284
Corporate obligations	—	—	—	776	776
Other equity securities(1)	—	—	—	13,689	13,689

Total	$16,616	$34,637	$60,073	$382,940	$494,266

Percentage of total	3.4%	7.0%	12.2%	77.4%	100.0%
Cumulative percentage of total	3.4%	10.4%	22.6%	100.0%
Weighted-average yield - FTE	5.1%	3.8%	5.3%	6.5%	6.1%

(1)	Includes approximately $13.3 million of FHLB-Dallas stock which has historically paid quarterly dividends at a variable rate approximating the federal funds rate.

Deposits

The Company’s lending and investing activities are funded primarily by deposits. The amount and type of deposits outstanding at December 31, 2012, 2011 and 2010 and their respective percentage of total deposits are reflected in the following table.

Deposits

	December 31,
	2012		2011		2010
	(Dollars in thousands)
Non-interest bearing	$578,528	18.6%	$447,214	15.2%	$298,585	11.8%
Interest bearing:
Transaction (NOW)	806,293	26.0	738,926	25.1	625,524	24.6
Savings and money market	935,385	30.2	839,523	28.5	673,534	26.5
Time deposits less than $100,000	443,233	14.3	508,675	17.3	459,027	18.1
Time deposits of $100,000 or more	337,616	10.9	409,581	13.9	484,083	19.0

Total deposits	$3,101,055	100.0%	$2,943,919	100.0%	$2,540,753	100.0%

In recent years, the Company has benefited from favorable change in its deposit mix. The Company’s non-CD deposits have grown and comprised 74.8% of total deposits at December 31, 2012, compared to 68.8% at December 31, 2011 and 62.9% at December 31, 2010. Non-CD deposits totaled $2.32 billion at December 31, 2012, compared to $2.03 billion at December 31, 2011 and $1.60 billion at December 31, 2010.

At December 31, 2012, the Company had outstanding brokered deposits of $47 million compared to $41 million at December 31, 2011 and $58 million at December 31, 2010.

The following table reflects the average balance and average rate paid for each deposit category shown for the years ended December 31, 2012, 2011 and 2010.

Average Deposit Balances and Rates

	Year Ended December 31,
	2012		2011		2010
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Non-interest bearing accounts	$492,299	—	$392,780	—	$256,910	—
Interest bearing accounts:
Transaction (NOW)	713,539	0.22%	698,808	0.39%	574,432	0.49%
Savings and money market	866,370	0.35	825,274	0.67	547,096	1.09
Time deposits less than $100,000	444,451	0.57	569,428	0.94	392,671	1.40
Time deposits $100,000 or more	351,002	0.53	438,030	0.92	476,748	1.22

Total deposits	$2,867,661	0.38	$2,924,320	0.70	$2,247,857	1.01

The following table sets forth, by time remaining to maturity, time deposits of $100,000 and over at December 31, 2012.

Maturity Distribution of Time Deposits of $100,000 and Over

December 31, 2012
(Dollars in thousands)
3 months or less	$113,769
Over 3 to 6 months	92,192
Over 6 to 12 months	89,964
Over 12 months	41,691

Total	$337,616

The amount and percentage of the Company’s deposits by state of originating office are reflected in the following table.

Deposits by State of Originating Office

	December 31,
Deposits Attributable to Offices In	2012		2011		2010
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)
Arkansas	$1,714,455	55.3%	$1,582,294	53.6%	$1,752,977	69.0%
Georgia	673,702	21.7	751,087	25.5	152,333	6.0
Texas	390,532	12.6	419,422	14.3	455,089	17.9
Alabama	152,653	4.9	11,966	0.4	17,322	0.7
Florida	135,957	4.4	157,230	5.4	110,556	4.3
North Carolina	20,057	0.7	12,952	0.5	19,615	0.8
South Carolina	13,699	0.4	8,968	0.3	32,861	1.3

Total	$3,101,055	100.0%	$2,943,919	100.0%	$2,540,753	100.0%

Other Interest Bearing Liabilities

The Company also relies on other interest bearing liabilities to fund its lending and investing activities. Such liabilities consist of repurchase agreements with customers, other borrowings (primarily FHLB-Dallas advances and, to a lesser extent, FRB borrowings and federal funds purchased) and subordinated debentures.

The average balance of other interest bearing liabilities decreased from $432.6 million in 2010 to $400.8 million in 2011 and $391.4 billion in 2012. The average balance of repurchase agreements with customers decreased from $49.8 million in 2010 to $39.6 million in 2011 and $34.8 million in 2012. The average balance of other borrowings decreased from $317.8 million in 2010 to $296.2 million in 2011 and $291.7 million in 2012.

The following table reflects the average balance and average rate paid for each category of other interest bearing liabilities for the years ended December 31, 2012, 2011 and 2010.

Average Balances and Rates of Other Interest Bearing Liabilities

	Year Ended December 31,
	2012		2011		2010
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)
Repurchase agreements with customers	$34,776	0.13%	$39,638	0.44%	$49,835	0.76%
Other borrowings(1)	291,678	3.68	296,195	3.66	317,796	3.82
Subordinated debentures	64,950	2.85	64,950	2.68	64,950	2.72

Total other interest bearing liabilities	$391,404	3.22%	$400,783	3.18%	$432,581	3.30%

(1)	Included in other borrowings at December 31, 2012, 2011 and 2010 are FHLB-Dallas advances that contain quarterly call features and mature as follows: 2017, $260.0 million at 3.90% weighted-average rate; and 2018, $20.0 million at 2.53% weighted-average rate.

Capital Resources and Liquidity

Capital Resources

Subordinated Debentures. At December 31, 2012, the Company had an aggregate of $64.9 million of subordinated debentures and related trust preferred securities outstanding consisting of $20.6 million of subordinated debentures and securities issued in 2006 that bear interest, adjustable quarterly, at LIBOR plus 1.60%; $15.4 million of subordinated debentures and securities issued in 2004 that bear interest, adjustable quarterly, at LIBOR plus 2.22%; and $28.9 million of subordinated debentures and securities issued in 2003 that bear interest, adjustable quarterly, at a weighted-average rate of LIBOR plus 2.925%. These subordinated debentures and securities generally mature 30 years after issuance and may be prepaid at par, subject to regulatory approval, on or after approximately five years from the date of issuance, or at an earlier date upon certain changes in tax laws, investment company laws or regulatory capital requirements. These subordinated debentures and the related trust preferred securities provide the Company additional regulatory capital to support its expected future growth and expansion.

Common Stockholders’ Equity and Tangible Common Stockholder’s Equity. The Company uses its common stockholders’ equity ratio and its tangible common stockholders’ equity ratio as the principal measures of the strength of its capital. The calculation of the Company’s common stockholders’ equity ratio and its tangible common stockholders’ equity ratio at December 31, 2012, and 2011 are presented in the following table.

Common Stockholders’ Equity and Tangible Common Stockholders’ Equity

	December 31,
	2012	2011
	(Dollars in thousands)
Total common stockholders’ equity	$507,664	$424,551
Less: intangible assets	(11,827)	(12,207)

Total tangible common stockholders’ equity	$495,837	$412,344

Total assets	$4,040,207	$3,841,651
Less: intangible assets	(11,827)	(12,207)

Total tangible assets	$4,028,380	$3,829,444

Common stockholders’ equity to total assets	12.57%	11.05%
Tangible common stockholders’ equity to tangible assets	12.31%	10.77%

Common Stock Dividend Policy. In 2012 the Company paid dividends of $0.50 per share. In 2011 and 2010 the Company paid dividends of $0.37 per share and $0.30 per share, respectively. In 2012, the per share dividend was $0.11 in the first quarter, $0.12 in the second quarter, $0.13 in the third quarter and $0.14 in the fourth quarter. In 2011, the per share dividend was $0.085 in the first quarter, $0.09 in the second quarter, $0.095 in the third quarter and $0.10 in the fourth quarter. In 2010, the per share dividend was $0.07 in the first quarter, $0.075 per quarter in the second and third quarters, and $0.08 in the fourth quarter. On January 2, 2013, the Company’s board of directors approved a dividend of $0.15 per common share that was paid on January 25, 2013. The determination of future dividends on the Company’s common stock will depend on conditions existing at that time.

Capital Compliance

Regulatory Capital. Bank regulatory authorities in the United States impose certain capital standards on all bank holding companies and banks. These capital standards require compliance with certain minimum “risk-based capital ratios” and a minimum “leverage ratio.” The risk-based capital ratios consist of (1) Tier 1 capital (common stockholders’ equity excluding goodwill, certain intangibles and net unrealized gains and losses on available-for-sale investment securities, but including, subject to limitations, trust preferred securities, certain types of preferred stock and other qualifying items) to risk-weighted assets and (2) total capital (Tier 1 capital plus Tier 2 capital which includes the qualifying portion of the allowance for loan and lease losses and the portion of trust preferred securities not counted as Tier 1 capital) to risk-weighted assets. The Tier 1 leverage ratio is measured as Tier 1 capital to adjusted quarterly average assets.

The Company’s consolidated risk-based capital and leverage ratios exceeded these minimum requirements at December 31, 2012 and 2011 and are presented in the following table, followed by the capital ratios of the Bank at December 31, 2012 and 2011.

Consolidated Capital Ratios

	December 31,
	2012	2011
	(Dollars in thousands)
Tier 1 capital:
Common stockholders’ equity	$507,664	$424,551
Allowed amount of trust preferred securities	63,000	63,000
Net unrealized losses (gains) on investment securities AFS	(10,783)	(9,327)
Less goodwill and certain intangible assets	(11,827)	(12,207)

Total Tier 1 capital	548,054	466,017
Tier 2 capital:
Qualifying allowance for loan and lease losses	37,820	33,038

Total risk-based capital	$585,874	$499,055

Risk-weighted assets	$3,026,495	$2,636,875

Adjusted quarterly average assets - fourth quarter	$3,806,635	$3,864,468

Ratios at end of period:
Tier 1 leverage	14.40%	12.06%
Tier 1 risk-based capital	18.11	17.67
Total risk-based capital	19.36	18.93
Minimum ratio guidelines:
Tier 1 leverage(1)	3.00%	3.00%
Tier 1 risk-based capital	4.00	4.00
Total risk-based capital	8.00	8.00
Minimum ratio guidelines to be “well capitalized”:
Tier 1 leverage	5.00%	5.00%
Tier 1 risk-based capital	6.00	6.00
Total risk-based capital	10.00	10.00

(1)	Regulatory authorities require institutions to operate at varying levels (ranging from 100-200 bps) above a minimum Tier 1 leverage ratio of 3% depending upon capitalization classification.

Bank Capital Ratios

	December 31,
	2012	2011
	(Dollars in thousands)
Stockholders’ equity - Tier 1 capital	$536,084	$445,789
Tier 1 leverage ratio	14.13%	11.58%
Tier 1 risk-based capital ratio	17.70	16.98
Total risk-based capital ratio	18.95	18.23

The regulatory capital ratios for the Company and the Bank at December 31, 2012 include the assets acquired, liabilities assumed, and capital issued in connection with the acquisition of Genala. However, pursuant to the instructions for bank holding company regulatory reports filed with the FRB and the instructions for bank regulatory reports filed with the FDIC, separate regulatory reports were required to be filed with the FRB for the Company (without the assets and liabilities of Genala) and for Genala at December 31, 2012. Separate regulatory reports were also required to be filed with the FDIC for the Bank (without the assets and liabilities of Genala’s wholly-owned bank subsidiary, The Citizens Bank) and for the The Citizens Bank at December 31, 2012. Beginning January 1, 2013 all regulatory reports filed by the Company and the Bank will include all assets, liabilities and activity of Genala and The Citizens Bank, with separate regulatory reports for Genala and The Citizens Bank no longer required.

Notices of Proposed Rulemaking (“NPR”). On June 7, 2012 the FRB, the Office of Comptroller of Currency and the FDIC jointly issued two NPRs for public comment. The first NPR, “Regulatory Capital Rules: Regulatory Capital, Implementation of Basel III, Minimum Regulatory Capital Ratios, Capital Adequacy, and Transition Provisions,” would revise the general risk-based capital rules to incorporate certain revisions by the Basel Committee on Banking Supervision to the Basel capital framework. The provisions of this NPR would:

•	revise the definition of regulatory capital components and related calculations;

•	add a new common equity tier 1 capital ratio;

•	increase the minimum tier 1 risk-based capital ratio requirement from four percent to six percent;

•	impose different limitations to qualifying minority interest in regulatory capital;

•	incorporate revised regulatory capital requirements into the Prompt Corrective Action (“PCA”) Framework;

•

implement a new capital conservation buffer that would limit payment of capital distributions and certain discretionary bonus payments to executive officers if the banking organization does not hold certain amounts of common tier 1 capital in addition to the minimum risk-based capital requirements; and

•

provide for a transition period for several aspects of the proposed rule, including a phase-out period for certain non-qualifying capital instruments, the new minimum capital ratio requirements, the capital conservation buffer, and the regulatory capital adjustments and deductions.

The specific provisions of the NPR regarding capital requirements would alter the existing definition of capital by imposing, among other requirements, additional constraints on the inclusion of certain items in regulatory capital (including trust preferred securities), require that most accumulated other comprehensive income be included in regulatory capital, and establish a new common equity tier 1 capital requirement. This NPR also would establish a capital conservation buffer that, if not met, could reduce a bank’s payout amount for capital distributions and discretionary bonus payments. Additionally, this NPR proposes revisions to the PCA capital category thresholds to reflect new capital ratio requirements. The provisions of this NPR would phase in over a number of years with certain changes to the capital requirements initially proposed to begin in 2013 and phase in over three years and with the capital conservation buffer requirements beginning in 2016 and phasing in over four years.

The second NPR, “Regulatory Capital Rules: Standardized Approach for Risk-Weighted Assets: Market Discipline and Disclosure Requirements,” would revise the measurement of risk-weighted assets. The provisions of this NPR would:

•	revise risk weights for exposures to foreign sovereign entities, foreign banking organizations and foreign public sector entities;

•	revise risk weights for residential mortgages based on loan-to-value ratios and certain products and underwriting features;

•	increase capital requirements for past-due loans, high volatility commercial real estate exposures, and certain short-term loan commitments;

•	expand the recognition of collateral and guarantors in determining risk-weighted assets; and

•	establish due diligence requirements for securitization exposures.

The provisions of this NPR would take effect on January 1, 2015. At the present time neither of these NPRs has been issued as a final rule or revised and re-proposed for further public comment. Management is currently evaluating these proposed rules and is continuing to monitor developments with these NPRs to determine what effect these NPRs might have on both the Bank’s and Company’s regulatory capital requirements.

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

The objective of managing liquidity risk is to ensure the cash flow requirements resulting from depositor, borrower and other creditor demands are met, as well as operating cash needs of the Company, and the cost of funding such requirements and needs is reasonable. The Company maintains an interest rate risk, liquidity and funds management policy and a contingency funding plan that, among other things, include policies and procedures for managing liquidity risk. Generally the Company relies on deposits, repayments of loans, leases, covered loans and purchased non-covered loans, and repayments of its investment securities as its primary sources of funds. The principal deposit sources utilized by the Company include consumer, commercial and public funds customers in the Company’s markets. The Company has used these funds, together with wholesale deposit sources such as brokered deposits, along with FHLB-Dallas advances, federal funds purchased and other sources of short-term borrowings, to make loans and leases, acquire investment securities and other assets and to fund continuing operations.

Deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, general economic and market conditions and other factors. Loan and lease repayments are a relatively stable source of funds but are subject to the borrowers’ and lessees’ ability to repay the loans and leases, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors. Furthermore, loans and leases generally are not readily convertible to cash. Accordingly, the Company may be required from time to time to rely on secondary sources of liquidity to meet growth in loans and leases and deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB-Dallas advances, secured and unsecured federal funds lines of credit from correspondent banks and FRB borrowings.

At December 31, 2012 the Company had substantial unused borrowing availability. This availability was primarily comprised of the following four options: (1) $426 million of available blanket borrowing capacity with the FHLB-Dallas, (2) $175 million of investment securities available to pledge for federal funds or other borrowings, (3) $154 million of available unsecured federal funds borrowing lines and (4) up to $96 million of available borrowing capacity from borrowing programs of the FRB.

The Company anticipates it will continue to rely primarily on deposits, repayments of loans, leases, covered loans and purchased non-covered loans, and repayments of its investment securities to provide liquidity, as well as other funding sources as appropriate. Additionally, where necessary, the sources of borrowed funds described above will be used to augment the Company’s primary funding sources.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). On July 21, 2010, the Dodd-Frank Act was signed into law. Among other things, the Dodd-Frank Act provided for full deposit insurance with no maximum coverage amount for non-interest bearing transaction accounts for two years beginning December 31, 2010. Additionally, the Dodd-Frank Act permanently increased the maximum deposit insurance coverage for all other deposit categories to $250,000 retroactive to January 1, 2008. On December 31, 2012 the full deposit insurance provided by the Dodd-Frank Act for non-interest bearing transaction accounts expired. As a result, these accounts are now insured up to the maximum of $250,000.

Sources and Uses of Funds. Operating activities used net cash of $15 million in 2012 and provided net cash of $21 million and $41 million in 2011 and 2010, respectively. Net cash provided by operating activities is comprised primarily of net income, adjusted for certain non-cash items and for changes in various operating assets and liabilities.

Investing activities provided $187 million in 2012, $792 million in 2011 and $492 million in 2010. The Company’s investing activities include net loan and lease fundings, which used $216 million in 2012 and $27 million in 2011 and provided $38 million in 2010. Net activity in the Company’s investment securities portfolio provided $37 million in 2012, $112 million in 2011 and $194 million in 2010. The Company received $29 million of cash, net of amounts paid, in its acquisition of Genala in 2012.

The Company received $365 million of cash in connection with its three FDIC-assisted acquisitions in 2011 and $201 million of cash in connection with its four FDIC-assisted acquisitions in 2010. Payments received on covered loans provided $212 million in 2012, $206 million in 2011 and $46 million in 2010, and payments received from the FDIC under loss share agreements provided $144 million in 2012, $109 million in 2011 and $20 million in 2010. Other loss share activity provided $22 million in 2012 and $8 million in 2011. Purchases of premises and equipment used $46 million in 2012, $21 million in 2011, and $17 million in 2010. The Company purchased $59 million of BOLI in 2012 and $10 million of BOLI in 2010 (none in 2011). The Company invested $2 million in 2011 and $5 million in 2010 in unconsolidated investments and noncontrolling interest. Proceeds from sales of other assets provided $65 million in 2012, $42 million in 2011 and $24 million in 2010.

Financing activities used $23 million in 2012, $804 million in 2011 and $562 million in 2010. The Company’s net changes in deposit accounts provided $14 million in 2012 and used $712 million in 2011 and $441 million in 2010. The Company’s net repayments of other borrowings and repurchase agreements with customers used $24 million in 2012, $84 million in 2011 and $115 million in 2010. The Company paid common stock cash dividends of $17 million in 2012, $13 million in 2011, and $10 million in 2010. Proceeds and current tax benefits on exercise of stock options provided $6 million in 2012, $5 million in 2011 and $3 million in 2010.

Contractual Obligations. The following table presents, as of December 31, 2012, significant fixed and determinable contractual obligations to third parties by contractual date with no consideration given to earlier call or prepayment features. Other obligations consist primarily of contractual obligations for capital expenditures, software contracts and various other contractual obligations.

Contractual Obligations

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Time deposits(1)	$685,199	$91,506	$5,709	$644	$783,058
Deposits without a stated maturity(2)	2,320,495	—	—	—	2,320,495
Repurchase agreements with customers(1)	29,551	—	—	—	29,551
Other borrowings(1)	11,761	21,686	278,425	20,711	332,583
Subordinated debentures(1)	1,943	3,542	3,542	78,356	87,383
Lease obligations	1,147	1,538	948	1,236	4,869
Other obligations	21,567	6,089	3,300	33,017	63,973

Total contractual obligations	$3,071,663	$124,361	$291,924	$133,964	$3,621,912

(1)	Includes unpaid interest through the contractual maturity on both fixed and variable rate obligations. The interest included on variable rate obligations is based upon interest rates in effect at December 31, 2012. The contractual amounts to be paid on variable rate obligations are affected by changes in interest rates. Future changes in interest rates could materially affect the contractual amounts to be paid.
(2)	Includes interest accrued and unpaid through December 31, 2012.

Off-Balance Sheet Commitments. The following table details the amounts and expected maturities of significant off-balance sheet commitments as of December 31, 2012. Commitments to extend credit do not necessarily represent future cash requirements as these commitments may expire without being drawn.

Off-Balance Sheet Commitments

	1 Year or Less	Over 1 Through 3 Years	Over 3 Through 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Commitments to extend credit(1)	$159,462	$460,047	$156,119	$11,879	$787,507
Standby letters of credit	18,201	983	56	—	19,240

Total commitments	$177,663	$461,030	$156,175	$11,879	$806,747

(1)	Includes commitments to extend credit under mortgage interest rate locks of $18.1 million that expire in one year or less.

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

This earnings simulation modeling process projects a baseline net interest income (assuming no changes in interest rate levels) and estimates changes to that baseline net interest income resulting from changes in interest rate levels. The Company relies primarily on the results of this model in evaluating its interest rate risk. This model incorporates a number of factors including: (1) the expected exercise of call features on various assets and liabilities, (2) the expected rates at which various RSA and RSL will reprice, (3) the expected growth in various interest earning assets and interest bearing liabilities and the expected interest rates on such new assets and liabilities, (4) the expected relative movements in different interest rate indexes which are used as the basis for pricing or repricing various assets and liabilities, (5) existing and expected contractual ceiling and floor rates on various assets and liabilities, (6) expected changes in administered rates on interest bearing transaction, savings, money market and time deposit accounts and the expected impact of competition on the pricing or repricing of such accounts and (7) other relevant factors. Inclusion of these factors in the model is intended to more accurately project the Company’s expected changes in net interest income resulting from interest rate changes. The Company models its change in net interest income assuming interest rates go up 100 bps, up 200 bps, up 300 bps, up 400 bps, down 100 bps, down 200 bps, down 300 bps and down 400 bps. Based on current conditions, the Company believes that modeling its change in net interest income assuming rates go down 100 bps, down 200 bps, down 300 bps and down 400 bps is not meaningful. For purposes of this model, the Company has assumed that the change in interest rates phases in over a 12-month period. While the Company believes this model provides a reasonably accurate projection of its interest rate risk, the model includes a number of assumptions and predictions which may or may not be correct and may impact the model results. These assumptions and predictions include inputs to compute baseline net interest income, growth rates, expected changes in administered rates on interest bearing deposit accounts, competition and a variety of other factors that are difficult to accurately predict. Accordingly, there can be no assurance the earnings simulation model will accurately reflect future results.

The following table presents the earnings simulation model’s projected impact of a change in interest rates on the projected baseline net interest income for the 12-month period commencing January 1, 2013. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve.

Earnings Simulation Model Results

Change in Interest Rates (in bps)	% Change in Projected Baseline Net Interest Income
+400	1.6%
+300	0.6
+200	0.2
+100	0.0
-100	Not meaningful
-200	Not meaningful
-300	Not meaningful
-400	Not meaningful

In the event of a shift in interest rates, the Company may take certain actions intended to mitigate the negative impact to net interest income or to maximize the positive impact to net interest income. These actions may include, but are not limited to, restructuring of interest earning assets and interest bearing liabilities, seeking alternative funding sources or investment opportunities and modifying the pricing or terms of loans, leases and deposits.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes presented elsewhere in this report have been prepared in accordance GAAP. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, the vast majority of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Growth and Expansion

The Company expects to continue its growth and de novo branching strategy, although it has slowed the pace of new office openings in recent years. During 2010 and 2011, most new offices added by the Company were the result of branches acquired in FDIC-assisted acquisitions. In the first quarter of 2012, the Company opened its ninth metro-Dallas area office in The Colony, Texas and a loan production office in Austin, Texas. In July of 2012, the Company opened its tenth metro-Dallas area office in Southlake, Texas and a loan production office in Atlanta, Georgia. In August of 2012, the Company relocated from a leased facility to a bank-owned facility in Bluffton, South Carolina, and in September of 2012, the Company opened its second office in Mobile, Alabama. In October of 2012, the Company relocated from a leased facility to a bank-owned facility in Wilmington, North Carolina and in December 2012, it relocated its original Mobile, Alabama office from the current leased facility to a bank-owned facility. In the first or second quarter of 2013, the Company expects to replace its existing Charlotte, North Carolina loan production office with a full-service banking office.

On December 31, 2012, the Company completed its acquisition of Genala in a transaction valued at approximately $27.5 million. The Company paid $13.4 million of cash and issued 423,616 shares of its common stock valued at approximately $14.1 million in exchange for all outstanding shares of Genala common stock. Genala was the holding company for The Citizens Bank, which operated one banking office in Geneva, Alabama.

On January 24, 2013 the Company entered into a definitive agreement and plan of merger (“Agreement”) with The First National Bank of Shelby (“First National Bank”) in Shelby, North Carolina. According to the terms of the Agreement, the Company will acquire all of the outstanding common stock of First National Bank in a transaction valued at approximately $67.8 million, including $64.0 million of merger consideration for the outstanding common stock of the First National Bank, subject to certain adjustments, and approximately $3.8 million representing the value of real property which is being simultaneously purchased by the Company from parties related to First National Bank and on which certain First National Bank offices are located. First National Bank operates 14 North Carolina banking offices in a four county area west of Charlotte including nine offices in Cleveland County, three offices in Gaston County, and one office each in Lincoln and Rutherford Counties. The closing of the transaction with First National Bank is subject to certain conditions, including receipt of state and federal banking regulatory approvals and the approval of the shareholders of First National Bank.

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

During 2012 the Company spent $46 million on capital expenditures for premises and equipment, including premises and equipment acquired in FDIC-assisted acquisitions. The Company’s capital expenditures for 2013 are expected to be in the range of $11 million to $17 million, including progress payments on construction projects expected to be completed in 2013 and 2014, furniture and equipment costs and acquisition of sites for future development. Actual expenditures may vary significantly from those expected, depending on the number and cost of additional branch offices acquired or constructed and sites acquired for future development, progress or delays encountered on ongoing and new construction projects, delays in or inability to obtain required approvals, potential premises and equipment expenditures associated with FDIC-assisted or traditional acquisitions, if any, and other factors.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect the amounts reported in the consolidated financial statements. The Company’s determination of (i) the provisions to and the adequacy of the allowance for loan and lease losses, (ii) the fair value of its investment securities portfolio, (iii) the fair value of foreclosed assets not covered by FDIC loss share agreements and (iv) the fair value of the assets acquired and liabilities assumed pursuant to business combination transactions all involve a higher degree of judgment and complexity than its other significant accounting policies. Accordingly, the Company considers the determination of (i) provisions to and the adequacy of the allowance for loan and lease losses, (ii) the fair value of its investment securities portfolio, (iii) the fair value of foreclosed assets not covered by FDIC loss share agreements and (iv) the fair value of the assets acquired and liabilities assumed pursuant to business combination transactions to be critical accounting policies.

Provisions to and adequacy of the allowance for loan and lease losses. The ALLL is established through a provision for such losses charged against income. All or portions of loans or leases, excluding purchased non-covered loans and covered loans, deemed to be uncollectible are charged against the ALLL when management believes that collectibility of all or some portion of outstanding principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the ALLL.

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

The Company’s internal grading system assigns one of nine grades to all loans and leases, with each grade being assigned a specific allowance allocation percentage, except residential 1-4 family loans, consumer loans, purchased non-covered loans, and covered loans.

The grade for each graded individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. These risk elements include, among others, the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age, condition, value, nature and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan-to-cost and loan-to-value ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, condition, value, nature and marketability of collateral; and (4) for non-real estate agricultural loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, condition, value, nature and marketability of collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors.

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

For covered loans, management separately monitors this portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that a revised loss estimate exceeds the loss estimate established in the determination of the Day 1 Fair Values, such deterioration will result in an allowance allocation or a charge-off.

For purchased non-covered loans, management segregates this portfolio into loans that contain evidence of credit deterioration on the date of purchase and loans that do not contain evidence of credit deterioration on the date of purchase. Purchased non-covered loans with evidence of credit deterioration are regularly monitored and are periodically reviewed by management. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that a revised loss estimate exceeds the loss estimate established in the determination of Day 1 Fair Values, such determination will result in an allowance allocation or a charge-off.

All other purchased non-covered loans are graded by management at the time of purchase. The grade on these purchased non-covered loans are reviewed regularly as part of the ongoing assessment of such loans. To the extent that current information indicates it is possible that the Company will not be able to collect all amounts according to the contractual terms thereof, such loan is considered in the determination of the required level of allowance for loan and lease losses and may result in an allowance allocation or a charge-off.

At December 31, 2012 and 2011, the Company had no allowance for its purchased non-covered loans and its covered loans because all losses had been charged off on such loans whose performance had deteriorated from management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

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

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease, excluding purchased non-covered loans and covered loans, to be impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company considers a purchased non-covered loan with evidence of credit deterioration at the date of purchase and a covered loan to be impaired once a decrease in expected cash flows or other deterioration in the loan’s expected performance, subsequent to the determination of the Day 1 Fair Values, results in an allowance allocation, a partial or full charge-off or in a provision for loan and lease losses. Purchased non-covered loans without evidence of credit deterioration at the date of purchase are considered impaired when current information indicates it is probable that the Company will not be able to collect all amounts due according to the contractual terms thereof. Most of the Company’s nonaccrual loans and leases, excluding purchased non-covered loans and covered loans, and all TDRs are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses or is charged off as a reduction of the allowance for loan and lease losses.

The Company also maintains an allowance for certain loans and leases, excluding purchased non-covered loans and covered loans, not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine if an allowance is needed for these loans and leases. For the purpose of calculating the amount of such allowance, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for such an allowance exceeds its net collateral value or its estimated discounted cash flows, such excess is considered allocated allowance for purposes of the determination of the allowance for loan and lease losses.

The Company may also include further allowance allocation for risk-rated loans, including commercial real estate loans and excluding purchased non-covered loans and covered loans, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors. The Company had no allowance allocation for loans in stressed markets at December 31, 2012 or 2011.

Prior to December 31, 2011, the Company utilized the sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance, as the primary indicator of the appropriate level of allowance for loan and lease losses. During the fourth quarter of 2011, the Company refined its allowance calculation whereby it “allocated” the portion of the allowance that was previously deemed to be unallocated allowance. This refined allowance calculation includes specific allowance allocations at December 31, 2012 and 2011 for qualitative factors including (i) concentrations of credit, (ii) general economic and business conditions, (iii) trends that could affect collateral values and (iv) expectations regarding the current business cycle. The Company may also consider other qualitative factors in future periods for additional allowance allocations, including, among other factors, (1) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (2) seasoning of the loan and lease portfolio, (3) specific industry conditions affecting portfolio segments, (4) the Company’s expansion into new markets and (5) the offering of new loan and lease products.

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

The Company utilizes independent third parties as its principal sources for determining fair value of investment securities which are measured on a recurring basis. As a result, the Company receives estimates of fair values from at least two independent pricing sources for the majority of its individual securities within its investment portfolio. For investment securities traded in an active market, the fair values are obtained from independent pricing services and are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. Additionally, the valuation of investment securities acquired in FDIC-assisted or traditional acquisitions may include certain unobservable inputs. All fair value estimates received by the Company from its investment securities are reviewed and approved on a quarterly basis by the Company’s Investment Portfolio Manager and its Chief Financial Officer.

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

Loans covered by FDIC loss share agreements, or covered loans, are accounted for in accordance with the provisions of GAAP applicable to loans acquired with deteriorated credit quality and pursuant to the AICPA’s December 18, 2009 letter in which the AICPA summarized the SEC’s view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Considering, among other factors, the general lack of adequate underwriting, proper documentation, appropriate loan structure and insufficient equity contributions for a large number of these acquired loans, and the uncertainty of the borrowers’ and/or guarantors’ ability or willingness to make contractually required (or any) principal and interest payments, management has determined that a significant portion of the loans acquired in FDIC-assisted acquisitions had evidence of credit deterioration since origination. Accordingly, management has elected to apply the provisions of GAAP applicable to loans acquired with deteriorated credit quality as provided by the AICPA’s December 18, 2009 letter, to all loans acquired in its FDIC-assisted acquisitions.

At the time such covered loans are acquired, management individually evaluates substantially all loans acquired in the transaction. This evaluation allows management to determine the estimated fair value of the covered loans (not considering any FDIC loss sharing agreements) and includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of covered loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. To the extent that any covered loan is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the covered loans that were individually reviewed in that loan portfolio.

In determining the Day 1 Fair Values of covered loans, management calculates a non-accretable difference (the credit component of the covered loans) and an accretable difference (the yield component of the covered loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income. Any such increase or decrease in expected cash flows will result in a corresponding decrease or increase, respectively, of the FDIC loss share receivable for the portion of such reduced or additional loss expected to be collected from the FDIC.

The accretable difference on covered loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan. At December 31, 2012, the weighted average period during which management expects to receive the estimated cash flows for its covered loan portfolio (not considering any payment under the FDIC loss share agreements) is 2.2 years.

Management separately monitors the covered loan portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is typically reviewed (i) when it is modified or extended, (ii) when material information becomes available to the Company that provides additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows which include a substantial portion of each acquired covered loan portfolio. Management separately reviews, on an annual basis, the performance of the portfolio of covered loans, or more frequently to the extent that material information becomes available regarding the performance of an individual loan, to make determinations of the constituent loans’ performance and to consider whether there has been any significant change in performance since management’s initial expectations established in conjunction with the determination of the Day 1 Fair Values. To the extent that a loan is performing in accordance with management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the Company’s credit quality ratios, is not considered to be an impaired loan, and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is generally included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses. Any improvement in the expected performance of a covered loan would result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

At the time of acquisition of purchased non-covered loans, management individually evaluates substantially all loans acquired in the transaction. For those purchased loans without evidence of credit deterioration, management evaluates each reviewed loan using an internal grading system with a grade assigned to each loan at the date of acquisition. The grade for each purchased non-covered loan is reviewed subsequent to the date of acquisition any time a loan is renewed or extended or at any time information becomes available to the Company that provides material insight regarding the loan’s performance, the borrower or the underlying collateral. To the extent that a loan is performing in accordance with management’s initial expectations, such loan is not considered impaired and is not considered in the determination of the required allowance for loan and lease losses. To the extent that current information indicates it is possible that the Company will not be able to collect all amounts according to the contractual terms thereof, such loan is considered impaired and is considered in the determination of the required level of allowance for loan and lease losses.

In determining the Day 1 Fair Values of purchased non-covered loans without evidence of credit deterioration at the date of acquisition, management includes (i) no carry over of any previously recorded allowance for loan losses and (ii) an adjustment of the unpaid principal balance to reflect an appropriate market rate of interest, given the risk profile and grade assigned to each loan. This adjustment will be accreted into earnings as an adjustment to the yield on purchased non-covered loans, using the effective yield method, over the remaining life of each loan.

Purchased non-covered loans that contain evidence of credit deterioration on the date of purchase are accounted for in accordance with the provisions of GAAP applicable to loans acquired with deteriorated credit quality. At the time such purchased non-covered loans with evidence of credit deterioration are acquired, management individually evaluates each loan to determine the estimated fair value of each loan. This evaluation includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of purchased non-covered loans with evidence of credit deterioration, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received.

In determining the Day 1 Fair Values of purchased non-covered loans with evidence of credit deterioration, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The accretable difference on purchased non-covered loans with evidence of credit deterioration is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan.

Management separately monitors purchased non-covered loans with evidence of credit deterioration on the date of purchase and periodically reviews such loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is reviewed (i) any time it is renewed or extended, (ii) at any other time additional information becomes available to the Company that provides material additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows of each acquired portfolio. Management separately reviews, on an annual basis, the performance of the portfolio of purchased non-covered loans with evidence of credit deterioration, or more frequently to the extent that material information becomes available regarding the performance of an individual loan, to make determinations of the constituent loans’ performance and to consider whether there has been any significant change in performance since management’s initial expectations established in conjunction with the determination of the Day 1 Fair Values. To the extent that a loan is performing in accordance with or exceeding management’s performance expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the credit quality ratios, is not considered to be a nonaccrual or impaired loan, and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is included in certain of the Company’s credit quality metrics, is generally considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses. Any improvement in the expected performance of such loan would result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

Foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, are recorded at Day 1 Fair Values. In estimating the Day 1 Fair Values of covered foreclosed assets, management considers a number of factors including, among others, appraised value, estimated selling prices, estimated selling costs, estimated holding periods and net present value of cash flows expected to be received. Discount rates ranging from 8.0% to 9.5% per annum were used to determine the net present value of covered foreclosed assets.

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

The Day 1 Fair Values of investment securities acquired in business combinations are generally based on quoted market prices, broker quotes, comprehensive interest rate tables or pricing matrices, or a combination thereof. Additionally, these valuations may include certain unobservable inputs. The Day 1 Fair Values of assumed liabilities in business combinations is generally the amount payable by the Company necessary to completely satisfy the assumed obligations.

Recently Issued Accounting Standards

See note 1 to the Consolidated Financial Statements for a discussion of certain recently issued accounting pronouncements.

Forward-Looking Information

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, other filings made by the Company with the Securities and Exchange Commission and other oral and written statements or reports by the Company and its management include certain forward-looking statements including, without limitation, statements about economic, real estate market, competitive, employment, credit market and interest rate conditions; plans, goals, beliefs, expectations, thoughts, estimates and outlook for the future; revenue growth; net income and earnings per common share; net interest margin; net interest income; non-interest income, including service charges on deposit accounts, mortgage lending and trust income, gains (losses) on investment securities and sales of other assets; gains on mergers and acquisition transactions; income from accretion of the FDIC loss share receivable, net of amortization of the FDIC clawback payable; other loss share income; non-interest expense; efficiency ratio; anticipated future operating results and financial performance; asset quality and asset quality ratios, including the effects of current economic and real estate market conditions; nonperforming loans and leases; nonperforming assets; net charge-offs; net charge-off ratio; provision and allowance for loan and lease losses; past due loans and leases; current or future litigation; interest rate sensitivity, including the effects of possible interest rate changes; future growth and expansion opportunities including plans for making additional FDIC-assisted and traditional acquisitions and plans for opening new offices and relocating or closing offices; opportunities and goals for future market share growth; expected capital expenditures; loan and lease growth; deposit growth; changes in covered assets; changes in the volume, yield and value of the Company’s investment securities portfolio; availability of unused borrowings and other similar forecasts and statements of expectation. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “hope,” “intend,” “look,” “may,” “plan,” “project,” “seek,” “target,” “trend,” “will,” “would,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs, plans and assumptions of management at the time of such statements and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management due to certain risks, uncertainties and assumptions. Certain factors that may affect operating results of the Company include, but are not limited to, potential delays or other problems in implementing the Company’s growth and expansion strategy including delays in identifying satisfactory sites, hiring or retaining qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to enter into additional FDIC-assisted or traditional acquisitions or problems with integrating or managing acquisitions; opportunities to profitably deploy capital; the ability to attract new or retain existing deposits, loans and leases; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and real estate market conditions, including their effect on the creditworthiness of borrowers and lessees, collateral values, the value of investment securities and asset recovery values, including the value of the FDIC loss share receivable and related assets covered by FDIC loss share agreements; changes in legal and regulatory requirements; recently enacted and potential legislation and regulatory actions, including legislation and regulatory actions intended to stabilize economic conditions and credit markets, increase regulation of the financial services industry and protect homeowners or consumers; changes in U.S. government monetary and fiscal policy; possible further downgrade of U.S. Treasury securities; adoption of new accounting standards or changes in existing standards; and adverse results in current or future litigation as well as other factors described in this and other Company reports and statements. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described in the forward-looking statements.

Summary of Quarterly Results of

Operations, Market Prices of Common Stock and Dividends

Unaudited

	2012 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Interest income	$49,943	$47,772	$49,456	$48,775
Interest expense	(6,110)	(5,474)	(5,012)	(5,004)

Net interest income	43,833	42,298	44,444	43,771
Provision for loan and lease losses	(3,076)	(3,055)	(3,080)	(2,533)
Non-interest income	13,810	15,710	14,491	18,848
Non-interest expense	(28,607)	(27,282)	(28,682)	(29,891)
Income taxes	(7,950)	(8,584)	(7,883)	(9,519)
Noncontrolling interest	(1)	5	(15)	(9)

Net income available to common stockholders	$18,009	$19,092	$19,275	$20,667

Per common share:
Earnings - diluted	$0.52	$0.55	$0.55	$0.59
Cash dividends	0.11	0.12	0.13	0.14
Bid price per common share:
Low	$27.73	$28.08	$29.91	$31.00
High	31.86	32.03	34.65	34.47

	2011 - Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)
Interest income	$44,023	$50,874	$51,902	$52,370
Interest expense	(7,940)	(8,398)	(7,566)	(6,531)

Net interest income	36,083	42,476	44,336	45,839
Provision for loan and lease losses	(2,250)	(3,750)	(1,500)	(4,275)
Non-interest income	12,990	75,058	16,071	12,964
Non-interest expense	(26,192)	(35,200)	(31,800)	(29,339)
Income taxes	(6,004)	(28,380)	(8,220)	(7,604)
Noncontrolling interest	3	13	17	(15)

Net income available to common stockholders	$14,630	$50,217	$18,904	$17,570

Per common share:
Earnings - diluted	$0.43	$1.46	$0.55	$0.51
Cash dividends	0.085	0.090	0.095	0.100
Bid price per common share:
Low	$20.96	$22.04	$19.89	$20.64
High	22.23	26.03	26.88	30.80

See Note 17 to Consolidated Financial Statements for discussion of dividend restrictions.

Company Performance

The graph below shows a comparison for the period commencing December 31, 2007 through December 31, 2012 of the cumulative total stockholder returns (assuming reinvestment of dividends) for the common stock of the Company, the S&P Smallcap Index and the NASDAQ Financial Index, assuming a $100 investment on December 31, 2007.

	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
OZRK (Bank of the Ozarks, Inc.)	$100	$115	$116	$174	$240	$275
SML (S&P Smallcap Index)	$100	$69	$87	$109	$110	$128
NDF (NASDAQ Financial Index)	$100	$71	$73	$84	$75	$88

Report of Management on the Company’s

Internal Control Over Financial Reporting

February 28, 2013

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

Management of Bank of the Ozarks, Inc., including the Chief Executive Officer and the Chief Financial Officer and Chief Accounting Officer, has assessed the Company’s internal control over financial reporting as of December 31, 2012, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by SEC guidance, management excluded from its assessment the operations of the Genala Banc, Inc. acquisition made during 2012, which is described in Note 2 to the Consolidated Financial Statements. The assets acquired in this acquisition consist primarily of cash, investment securities and loans which comprised approximately 4% of total consolidated assets at December 31, 2012. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012, based on the specified criteria.

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

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bank of the Ozarks, Inc.

We have audited Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bank of the Ozarks, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on the Company’s Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As permitted, the Company excluded the operations of the financial institution acquired during 2012, which is described in Note 2 of the consolidated financial statements, from the scope of management’s report on internal control over financial reporting. As such it has also been excluded from the scope of our audit of internal control over financial reporting.

In our opinion, Bank of the Ozarks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bank of the Ozarks, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 28, 2013, expressed an unqualified opinion thereon.

Atlanta, Georgia

February 28, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bank of the Ozarks, Inc.

We have audited the accompanying consolidated balance sheets of Bank of the Ozarks, Inc. (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the Ozarks, Inc. at December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bank of the Ozarks, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013, expressed an unqualified opinion thereon.

Atlanta, Georgia

February 28, 2013

Bank of the Ozarks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2011
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and due from banks	$206,500	$58,247
Interest earning deposits	1,467	680

Cash and cash equivalents	207,967	58,927
Investment securities - available for sale (“AFS”)	494,266	438,910
Loans and leases	2,115,834	1,880,483
Purchased loans not covered by Federal Deposit Insurance Corporation (“FDIC”) loss share agreements (“purchased non-covered loans”)	41,534	4,799
Loans covered by FDIC loss share agreements (“covered loans”)	596,239	806,922
Allowance for loan and lease losses	(38,738)	(39,169)

Net loans and leases	2,714,869	2,653,035
FDIC loss share receivable	152,198	279,045
Premises and equipment, net	225,754	186,533
Foreclosed assets not covered by FDIC loss share agreements	13,924	31,762
Foreclosed assets covered by FDIC loss share agreements	52,951	72,907
Accrued interest receivable	13,201	12,868
Bank owned life insurance (“BOLI”)	123,846	62,078
Intangible assets, net	11,827	12,207
Other, net	29,404	33,379

Total assets	$4,040,207	$3,841,651

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Demand non-interest bearing	$578,528	$447,214
Savings and interest bearing transaction	1,741,678	1,578,449
Time	780,849	918,256

Total deposits	3,101,055	2,943,919
Repurchase agreements with customers	29,550	32,810
Other borrowings	280,763	301,847
Subordinated debentures	64,950	64,950
FDIC clawback payable	25,169	24,645
Accrued interest payable and other liabilities	27,614	45,507

Total liabilities	3,529,101	3,413,678

Commitments and contingencies
Stockholders’ equity:
Preferred stock; $0.01 par value; 1,000,000 shares authorized; no shares outstanding at December 31, 2012 and 2011	—	—
Common stock; $0.01 par value; 50,000,000 shares authorized; 35,271,724 and 34,463,880 shares issued and outstanding at December 31, 2012 and 2011, respectively	353	345
Additional paid-in capital	73,043	51,145
Retained earnings	423,485	363,734
Accumulated other comprehensive income (loss)	10,783	9,327

Total stockholders’ equity before noncontrolling interest	507,664	424,551
Noncontrolling interest	3,442	3,422

Total stockholders’ equity	511,106	427,973

Total liabilities and stockholders’ equity	$4,040,207	$3,841,651

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands, except per share amounts)
Interest income:
Loans and leases	$115,362	$113,283	$118,150
Covered loans	61,820	66,135	17,141
Investment securities:
Taxable	2,949	3,013	4,130
Tax-exempt	15,807	16,702	18,533
Deposits with banks and federal funds sold	8	36	18

Total interest income	195,946	199,169	157,972

Interest expense:
Deposits	8,982	17,686	20,047
Repurchase agreements with customers	47	174	380
Other borrowings	10,723	10,835	12,146
Subordinated debentures	1,848	1,740	1,764

Total interest expense	21,600	30,435	34,337

Net interest income	174,346	168,734	123,635
Provision for loan and lease losses	11,745	11,775	16,000

Net interest income after provision for loan and lease losses	162,601	156,959	107,635

Non-interest income:
Service charges on deposit accounts	19,400	18,094	15,156
Mortgage lending income	5,584	3,277	3,863
Trust income	3,455	3,206	3,406
Bank owned life insurance income	2,767	2,307	2,151
Accretion of FDIC loss share receivable, net of amortization of FDIC clawback payable	7,375	10,141	2,429
Other loss share income, net	10,645	6,432	599
Net gains on investment securities	457	933	4,544
Gains on sales of other assets	6,809	3,738	802
Gains on merger and acquisition transactions	2,403	65,708	35,019
Other	3,965	3,247	2,353

Total non-interest income	62,860	117,083	70,322

Non-interest expense:
Salaries and employee benefits	59,028	56,262	40,161
Net occupancy and equipment	15,793	14,705	10,618
Other operating expenses	39,641	51,564	36,640

Total non-interest expense	114,462	122,531	87,419

Income before taxes	110,999	151,511	90,538
Provision for income taxes	33,935	50,208	26,614

Net income	77,064	101,303	63,924
Net (income) loss attributable to noncontrolling interest	(20)	18	77

Net income available to common stockholders	$77,044	$101,321	$64,001

Basic earnings per common share	$2.22	$2.96	$1.89

Diluted earnings per common share	$2.21	$2.94	$1.88

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Net income	$77,064	$101,303	$63,924
Other comprehensive income (loss):
Unrealized gains and losses on investment securities AFS	2,852	16,555	(5,655)
Tax effect of unrealized gains and losses on investment securities AFS	(1,118)	(6,494)	2,218
Reclassification of gains and losses on investment securities AFS included in net income	(457)	(933)	(4,544)
Tax effect of reclassification of gains and losses on investment securities AFS included in net income	179	366	1,782

Total other comprehensive income (loss)	1,456	9,494	(6,199)

Total comprehensive income	$78,520	$110,797	$57,725

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non- Controlling Interest	Total
	(Dollars in thousands, except per share amounts)
Balances - January 1, 2010	$338	$41,415	$221,243	$6,032	$3,442	$272,470
Net income	—	—	63,924	—	—	63,924
Net loss attributable to noncontrolling interest	—	—	77	—	(77)	—
Unrealized gains/losses on investment securities AFS, net of $2,218 tax effect	—	—	—	(3,437)	—	(3,437)
Reclassification of gains/losses included in net income, net of $1,782 tax effect	—	—	—	(2,762)	—	(2,762)
Common stock dividends paid, $0.30 per share	—	—	(10,170)	—	—	(10,170)
Issuance of 227,600 shares of common stock for exercise of stock options	2	2,823	—	—	—	2,825
Tax benefit on exercise of stock options	—	37	—	—	—	37
Stock-based compensation expense	—	833	—	—	—	833
Investment in noncontrolling interest	—	—	—	—	50	50
Issuance of 74,600 shares of unvested common stock under restricted stock plan	1	(1)	—	—	—	—
Forfeiture of 4,000 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—

Balances - December 31, 2010	341	45,107	275,074	(167)	3,415	323,770
Net income	—	—	101,303	—	—	101,303
Net loss attributable to noncontrolling interest	—	—	18	—	(18)	—
Unrealized gains/losses on investment securities AFS, net of $6,494 tax effect	—	—	—	10,061	—	10,061
Reclassification of gains/losses included in net income, net of $366 tax effect	—	—	—	(567)	—	(567)
Common stock dividends paid,
$0.37 per share	—	—	(12,661)	—	—	(12,661)
Issuance of 262,500 shares of common stock for exercise of stock options	3	4,029	—	—	—	4,032
Tax benefit on exercise of stock options	—	482	—	—	—	482
Stock-based compensation expense	—	1,528	—	—	—	1,528
Investment in noncontrolling interest	—	—	—	—	25	25
Issuance of 95,700 shares of unvested common stock under restricted stock plan	1	(1)	—	—	—	—
Forfeiture of 1,600 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—

Balances - December 31, 2011	$345	$51,145	$363,734	$9,327	$3,422	$427,973

BANK OF THE OZARKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (continued)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- Controlling Interest	Total
	(Dollars in thousands, except per share amounts)
Balances - December 31, 2011	$345	$51,145	$363,734	$9,327	$—	$3,422	$427,973
Net income	—	—	77,064	—	—	—	77,064
Net income attributable to noncontrolling interest	—	—	(20)	—	—	20	—
Unrealized gains/losses on investment securities AFS, net of $1,118 tax effect	—	—	—	1,734	—	—	1,734
Reclassification of gains/losses included in net income, net of $179 tax effect	—	—	—	(278)	—	—	(278)
Common stock dividends paid,
$0.50 per share	—	—	(17,293)	—	—	—	(17,293)
Issuance of 267,300 shares of common stock for exercise of stock options	3	3,976	—	—	—	—	3,979
Tax benefit on exercise and of stock options and vesting of common stock under restricted stock plan	—	1,538	—	—	—	—	1,538
Stock-based compensation expense	—	2,607	—	—	—	—	2,607
Repurchase of 10,422 shares of common stock under restricted stock plan	—	—	—	—	(341)	—	(341)
Issuance of 128,150 shares of unvested common stock under restricted stock plan	1	(342)	—	—	341	—	—
Forfeiture of 800 shares of unvested common stock under restricted stock plan	—	—	—	—	—	—	—
Issuance of 423,616 shares of common stock for acquisition of Genala Banc, Inc.	4	14,119	—	—	—	—	14,123

Balances - December 31, 2012	$353	$73,043	$423,485	$10,783	$—	$3,442	$511,106

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)

Cash flows from operating activities:
Net income	$77,064	$101,303	$63,924
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation	6,761	5,358	4,471
Amortization	2,037	1,677	431
Net (income) loss attributable to noncontrolling interest	(20)	18	77
Provision for loan and lease losses	11,745	11,775	16,000
Provision for losses on foreclosed assets	1,713	9,525	8,960
Write down of other assets	—	1,250	—
Net amortization (accretion) of investment securities AFS	190	426	(585)
Net gains on investment securities AFS	(457)	(933)	(4,544)
Originations and purchases of mortgage loans held for sale	(252,998)	(154,168)	(188,120)
Proceeds from sales of mortgage loans held for sale	234,539	150,562	180,371
Accretion of loans covered by FDIC loss share agreements	(61,820)	(66,135)	(17,141)
Accretion of FDIC loss share receivable, net of amortization of
FDIC clawback payable	(7,375)	(10,141)	(2,429)
Gains on sales of other assets	(6,809)	(3,738)	(802)
Gains on merger and acquisition transactions	(2,403)	(65,708)	(35,019)
Deferred income tax (benefit) expense	(7,808)	11,866	8,195
Increase in cash surrender value of BOLI	(2,767)	(2,307)	(2,151)
Tax benefit on exercise of stock options and vesting of common stock under restricted stock plan	(1,538)	(870)	(535)
Stock-based compensation expense	2,607	1,528	833
Changes in assets and liabilities:
Accrued interest receivable	887	1,551	1,430
Other assets, net	3,792	13,637	6,519
Accrued interest payable and other liabilities	(12,784)	14,844	1,015

Net cash (used) provided by operating activities	(15,444)	21,320	40,900

Cash flows from investing activities:
Proceeds from sales of investment securities AFS	43,177	94,676	255,232
Proceeds from maturities/calls/paydowns of investment securities AFS	57,342	31,052	59,887
Purchases of investment securities AFS	(63,064)	(13,453)	(121,086)
Net (advances) repayments of loans and leases	(216,328)	(27,216)	38,195
Payments received on loans covered by FDIC loss share agreements	211,787	205,788	46,150
Payments received from FDIC under loss share agreements	143,997	109,001	20,110
Net decrease in covered assets and FDIC loss share receivable	21,915	8,122	288
Purchases of premises and equipment	(46,099)	(21,138)	(16,881)
Proceeds from sales of other assets	64,750	41,847	23,507
Purchase of BOLI	(59,000)	—	(10,200)
Cash received from (invested in) unconsolidated investments and noncontrolling interest	323	(1,795)	(4,575)
Net cash proceeds received in merger and acquisition transactions	28,542	365,394	201,473

Net cash provided by investing activities	187,342	792,278	492,100

Cash flows from financing activities:
Net increase (decrease) in deposits	13,602	(711,568)	(440,624)
Net repayments of other borrowings	(21,083)	(73,111)	(113,948)
Net decrease in repurchase agreements with customers	(3,260)	(11,262)	(883)
Proceeds from exercise of stock options	3,979	4,032	2,825
Tax benefit on exercise of stock options and vesting of common stock under restricted stock plan	1,538	870	535
Repurchase of common stock under restricted stock plan	(341)	—	—
Cash dividends paid on common stock	(17,293)	(12,661)	(10,170)

Net cash used by financing activities	(22,858)	(803,700)	(562,265)

Net increase (decrease) in cash and cash equivalents	149,040	9,898	(29,265)
Cash and cash equivalents - beginning of year	58,927	49,029	78,294

Cash and cash equivalents - end of year	$207,967	$58,927	$49,029

See accompanying notes to the consolidated financial statements.

Bank of the Ozarks, Inc.

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

1. Summary of Significant Accounting Policies

Organization — Bank of the Ozarks, Inc. (the “Company”) is a bank holding company headquartered in Little Rock, Arkansas, which operates under the rules and regulations of the Board of Governors of the Federal Reserve System. The Company owns a wholly-owned state chartered bank subsidiary — Bank of the Ozarks (the “Bank”), four 100%-owned finance subsidiary business trusts — Ozark Capital Statutory Trust II (“Ozark II”), Ozark Capital Statutory Trust III (“Ozark III”), Ozark Capital Statutory Trust IV (“Ozark IV”) and Ozark Capital Statutory Trust V (“Ozark V”) (collectively, the “Trusts”) and, indirectly through the Bank, a subsidiary engaged in the development of real estate, a subsidiary that owns private aircraft and various other entities that hold foreclosed assets or tax credits or engage in other activities. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. At December 31, 2012, the Company had 117 offices, including 66 in Arkansas, 28 in Georgia, 13 in Texas, four in Florida, three in Alabama, two in North Carolina and one in South Carolina.

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

Investment securities — Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. At December 31, 2012 and 2011, the Company has classified all of its investment securities as available for sale (“AFS”).

AFS investment securities are stated at estimated fair value, with the unrealized gains and losses determined on a specific identification basis. Such unrealized gains and losses, net of tax, are reported as a separate component of stockholders’ equity and included in other comprehensive income (loss). The Company utilizes independent third parties as its principal pricing sources for determining fair value of investment securities which are measured on a recurring basis. As a result, the Company receives estimates of fair values from at least two independent pricing sources for the majority of its individual securities within its investment portfolio. For investment securities traded in an active market, fair values are based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. Additionally, the valuation of investment securities acquired in FDIC-assisted or traditional acquisitions may include certain unobservable inputs. All fair value estimates received by the Company for its investment securities are reviewed and approved on a quarterly basis by the Company’s Investment Portfolio Manager and its Chief Financial Officer.

At December 31, 2012, the Company owned stock in the Federal Home Loan Bank of Dallas (“FHLB-Dallas”), and First National Banker’s Bankshares, Inc. (“FNBB”). At December 31, 2011, the Company owned stock in FHLB-Dallas, FNBB and Federal Home Loan Bank of Atlanta (“FHLB-Atlanta”). The FHLB-Dallas, FHLB-Atlanta and FNBB shares do not have readily determinable fair values and are carried at cost.

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

Loans and leases — Loans, excluding loans covered by Federal Deposit Insurance Corporation (“FDIC”) loss share agreements (“covered loans”) and purchased loans not covered by FDIC loss share agreements (“purchased non-covered loans”), that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs and deferred fees or costs. Interest on loans is recognized on an accrual basis and is calculated using the simple interest method on daily balances of the principal amount outstanding. Loan origination fees and costs are generally deferred and recognized over the life of the loan as an adjustment to yield on the related loan.

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

Mortgage loans held for sale are included in the Company’s loans and leases and totaled $36.4 million and $17.9 million, respectively, at December 31, 2012 and 2011. Mortgage loans held for sale are carried at the lower of cost or fair value. Gains and losses from the sales of mortgage loans are the difference between the selling price of the loan and its carrying value, net of discounts and points, and are recognized as mortgage lending income when the loan is sold to investors and servicing rights are released.

As part of its standard mortgage lending practice, the Company issues a written put option, in the form of an interest rate lock commitment (“IRLC”), such that the interest rate on the mortgage loan is established prior to funding. In addition to the IRLC, the Company enters into a forward sale commitment (“FSC”) for the sale of its mortgage loan originations to reduce its market risk on such originations in process. The IRLC on mortgage loans held for sale and the FSC have been determined to be derivatives as defined by GAAP. Accordingly, the fair values of derivative assets and liabilities for the Company’s IRLC and FSC are based primarily on the fluctuation of interest rates between the date on which the particular IRLC and FSC were entered into and year-end. At December 31, 2012 and 2011, respectively, the Company’s IRLC and FSC derivative assets and corresponding derivative liabilities were not material. The notional amounts of loan commitments under both the IRLC and FSC were $18.1 million and $13.3 million at December 31, 2012 and 2011, respectively.

Covered loans — Covered loans are accounted for in accordance with the provisions of GAAP applicable to loans acquired with deteriorated credit quality and pursuant to the American Institute of Certified Public Accountants’ (“AICPA”) December 18, 2009 letter in which the AICPA summarized the Security and Exchange Commission’s (“SEC”) view regarding the accounting in subsequent periods for discount accretion associated with non-credit impaired loans acquired in a business combination or asset purchase. Considering, among other factors, the general lack of adequate underwriting, proper documentation, appropriate loan structure and insufficient equity contributions for a large number of these loans, and the uncertainty of the borrowers’ and/or guarantors’ ability or willingness to make contractually required (or any) principal and interest payments, management has determined that a significant portion of the loans acquired in FDIC-assisted acquisitions had evidence of credit deterioration since origination. Accordingly, management has elected to apply the provisions of GAAP applicable to loans acquired with deteriorated credit quality, as provided by the AICPA’s December 18, 2009 letter to all loans acquired in its FDIC-assisted acquisitions.

At the time covered loans are acquired, management individually evaluates substantially all loans acquired in the transaction. This evaluation allows management to determine the estimated fair value of the covered loans (not considering any FDIC loss sharing agreements) and includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of covered loans, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received. To the extent that any covered loan acquired is not specifically reviewed, management applies a loss estimate to that loan based on the average expected loss rates for the covered loans that were individually reviewed in that loan portfolio.

As provided for under GAAP, management has up to 12 months following the date of the acquisition to finalize the fair values of acquired assets and assumed liabilities. Once management has finalized the fair values of acquired assets and assumed liabilities within this 12-month period, management considers such values to be the day 1 fair values (“Day 1 Fair Values”).

In determining the Day 1 Fair Values of covered loans, management calculates a non-accretable difference (the credit component of the covered loans) and an accretable difference (the yield component of the covered loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income. Any such increase or decrease in expected cash flows will result in a corresponding decrease or increase, respectively, of the FDIC loss share receivable for the portion of such reduced or additional loss expected to be collected from the FDIC.

The accretable difference on covered loans is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan. At December 31, 2012, the weighted average period during which management expects to receive the estimated cash flows for its covered loan portfolio (not considering any payment under the FDIC loss share agreements) is 2.2 years.

Management separately monitors the covered loan portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is typically reviewed (i) when it is modified or extended, (ii) when material information becomes available to the Company that provides additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows which include a substantial portion of each acquired covered loan portfolio. To the extent that a loan is performing in accordance with management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the Company’s credit quality ratios, is not considered to be an impaired loan, and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is generally included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses.

Purchased non-covered loans — Purchased non-covered loans include a small volume of non-covered loans acquired in FDIC-assisted acquisitions and loans acquired in the Company’s acquisition of Genala Banc, Inc. (“Genala”) and are initially recorded at fair value on the date of purchase. Purchased non-covered loans that contain evidence of credit deterioration on the date of purchase are carried at the net present value of expected future proceeds. All other purchased non-covered loans are recorded at their initial fair value, adjusted for subsequent advances, pay downs, amortization or accretion of any premium or discount on purchase, charge-offs and any other adjustment to carrying value.

At the time of acquisition of purchased non-covered loans, management individually evaluates substantially all loans acquired in the transaction. For those purchased loans without evidence of credit deterioration, management evaluates each reviewed loan using an internal grading system with a grade assigned to each loan at the date of acquisition. The grade for each purchased non-covered loan is reviewed subsequent to the date of acquisition any time a loan is renewed or extended or at any time information becomes available to the Company that provides material insight regarding the loan’s performance, the borrower or the underlying collateral. To the extent that a loan is performing in accordance with management’s initial expectations, such loan is not considered impaired and is not considered in the determination of the required allowance for loan and lease losses. To the extent that current information indicates it is probable that the Company will not be able to collect all amounts according to the contractual terms thereon, such loan is considered impaired and is considered in the determination of the required level of allowance for loan and lease losses. Any improvement in the expected performance of a covered loan would result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

In determining the Day 1 Fair Values of purchased non-covered loans without evidence of credit deterioration at the date of acquisition, management includes (i) no carry over of any previously recorded allowance for loan losses and (ii) an adjustment of the unpaid principal balance to reflect an appropriate market rate of interest, given the risk profile and grade assigned to each loan. This adjustment will be accreted into earnings as an adjustment to the yield on purchased non-covered loans, using the effective yield method, over the remaining life of each loan.

Purchased non-covered loans that contain evidence of credit deterioration on the date of purchase are accounted for in accordance with the provisions of GAAP applicable to loans acquired with deteriorated credit quality. At the time such purchased non-covered loans with evidence of credit deterioration are acquired, management individually evaluates each loan to determine the estimated fair value of each loan. This evaluation includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of purchased non-covered loans with evidence of credit deterioration, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received.

In determining the Day 1 Fair Values of purchased non-covered loans with evidence of credit deterioration, management calculates a non-accretable difference (the credit component of the purchased loans) and an accretable difference (the yield component of the purchased loans). The non-accretable difference is the difference between the contractually required payments and the cash flows expected to be collected in accordance with management’s determination of the Day 1 Fair Values. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent increases in cash flows will result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The accretable difference on purchased non-covered loans with evidence of credit deterioration is the difference between the expected cash flows and the net present value of expected cash flows. Such difference is accreted into earnings using the effective yield method over the term of the loans. In determining the net present value of the expected cash flows, the Company used discount rates ranging from 6.0% to 9.5% per annum depending on the risk characteristics of each individual loan.

Management separately monitors purchased non-covered loans with evidence of credit deterioration on the date of purchase and periodically reviews such loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is reviewed (i) any time it is renewed or extended, (ii) at any other time additional information becomes available to the Company that provides material additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows of each acquired portfolio. Management separately reviews, on an annual basis, the performance of the portfolio of purchased non-covered loans with evidence of credit deterioration, or more frequently to the extent that material information becomes available regarding the performance of an individual loan, to make determinations of the constituent loans’ performance and to consider whether there has been any significant change in performance since management’s initial expectations established in conjunction with the determination of the Day 1 Fair Values. To the extent that a loan is performing in accordance with or exceeding management’s performance expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is not included in any of the credit quality ratios, is not considered to be an impaired loan, and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses. Any improvement in the expected performance of such loan would result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

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

Allowance for loan and lease losses (“ALLL”) — The ALLL is established through a provision for such losses charged against income. All or portions of loans or leases, excluding purchased non-covered loans and covered loans, deemed to be uncollectible are charged against the ALLL when management believes that collectibility of all or some portion of outstanding principal is unlikely. Subsequent recoveries, if any, of loans or leases previously charged off are credited to the ALLL.

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

For covered loans, management separately monitors this portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that a revised loss estimate exceeds the loss estimate established in the determination of the Day 1 Fair Values, such deterioration will result in an allowance allocation or a charge-off.

For purchased non-covered loans, management segregates this portfolio into loans that contain evidence of credit deterioration on the date of purchase and loans that do not contain evidence of credit deterioration on the date of purchase. Purchased non-covered loans with evidence of credit deterioration are regularly monitored and are periodically reviewed by management. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is considered in the determination of the required level of allowance for loan and lease losses. To the extent that a revised loss estimate exceeds the loss estimate established in the determination of Day 1 Fair Values, such determination will result in an allowance allocation or a charge-off.

All other purchased non-covered loans are graded by management at the time of purchase. The grade on these purchased non-covered loans are reviewed regularly as part of the ongoing assessment of such loans. To the extent that current information indicates it is probable that the Company will not be able to collect all amounts according to the contractual terms thereon, such loan is considered in the determination of the required level of allowance for loan and lease losses and may result in an allowance allocation or a charge-off.

At December 31, 2012 and 2011, the Company had no allowance for its purchased non-covered loans and its covered loans because all losses had been charged off on such loans whose performance had deteriorated from management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

The Company generally places a loan or lease on nonaccrual status when such loan or lease is (i) deemed impaired or (ii) 90 days or more past due, or earlier when doubt exists as to the ultimate collection of payments. The Company may continue to accrue interest on certain loans or leases contractually past due 90 days or more if such loans or leases are both well secured and in the process of collection. At the time a loan or lease is placed on nonaccrual status, interest previously accrued but uncollected is generally reversed and charged against interest income. Nonaccrual loans and leases are generally returned to accrual status when payments are less than 90 days past due and the Company reasonably expects to collect all payments. If a loan or lease is determined to be uncollectible, the portion of the principal determined to be uncollectible will be charged against the allowance for loan and lease losses. Loans for which the terms have been modified and for which (i) the borrower is experiencing financial difficulties and (ii) a concession has been granted to the borrower by the Company are considered troubled debt restructurings (“TDRs”) and are included in impaired loans and leases. Income on nonaccrual loans or leases, including impaired loans and leases but excluding certain TDRs which continue to accrue interest, is recognized on a cash basis when and if actually collected. For the year ended December 31, 2012, there were no defaults during the preceding 12 months on any loans that were considered TDRs.

All loans and leases deemed to be impaired are evaluated individually. The Company considers a loan or lease, excluding purchased non-covered loans and covered loans, to be impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms thereof. The Company considers a purchased non-covered loan with evidence of credit deterioration at the date of purchase and a covered loan to be impaired once a decrease in expected cash flows or other deterioration in the loan’s expected performance, subsequent to the determination of the Day 1 Fair Values, results in an allowance allocation, a partial or full charge-off or in a provision for loan and lease losses. Purchased non-covered loans without evidence of credit deterioration at the date of purchase are considered impaired when current information indicates it is probable that the Company will not be able to collect all amounts due according to the contractual terms thereof. Most of the Company’s nonaccrual loans and leases, excluding purchased non-covered loans and covered loans, and all TDRs are considered impaired. The majority of the Company’s impaired loans and leases are dependent upon collateral for repayment. For such loans and leases, impairment is measured by comparing collateral value, net of holding and selling costs, to the current investment in the loan or lease. For all other impaired loans and leases, the Company compares estimated discounted cash flows to the current investment in the loan or lease. To the extent that the Company’s current investment in a particular loan or lease exceeds its estimated net collateral value or its estimated discounted cash flows, the impaired amount is specifically considered in the determination of the allowance for loan and lease losses or is charged off as a reduction of the allowance for loan and lease losses.

The Company also maintains an allowance for certain loans and leases, excluding purchased non-covered loans and covered loans, not considered impaired where (i) the customer is continuing to make regular payments, although payments may be past due, (ii) there is a reasonable basis to believe the customer may continue to make regular payments, although there is also an elevated risk that the customer may default, and (iii) the collateral or other repayment sources are likely to be insufficient to recover the current investment in the loan or lease if a default occurs. The Company evaluates such loans and leases to determine if an allowance is needed for these loans and leases. For the purpose of calculating the amount of such allowance, management assumes that (i) no further regular payments occur and (ii) all sums recovered will come from liquidation of collateral and collection efforts from other payment sources. To the extent that the Company’s current investment in a particular loan or lease evaluated for the need for such allowance exceeds its net collateral value or its estimated discounted cash flows, such excess is considered allocated allowance for purposes of the determination of the allowance for loan and lease losses.

The Company may also include further allowance allocation for risk-rated loans, including commercial real estate loans and excluding purchased non-covered loans and covered loans, that are in markets determined by management to be “stressed”. Stressed markets may include any specific geography experiencing (i) high unemployment substantially above the U.S. average, (ii) significant over-development in one or more commercial real estate categories, (iii) recent or announced loss of a major employer or significant workforce reductions, (iv) significant declines in real estate values and (v) various other factors. The additional allowance for such stressed markets compensates for the expectation that a higher risk of loss is anticipated for the “work-out” or liquidation of a real estate loan in a stressed market versus a market that is not experiencing any significant levels of stress. The required allocation percentage applicable to real estate loans in stressed markets may be applied to the total market or it may be determined at the individual loan level based on collateral value, loan-to-value ratios, strength of the borrower and/or guarantor, viability of the underlying project and other factors. The Company had no allowance allocation for loans in stressed markets at December 31, 2012 or 2011.

Prior to December 31, 2011, the Company utilized the sum of all allowance amounts derived as described above, combined with a reasonable unallocated allowance, as the primary indicator of the appropriate level of allowance for loan and lease losses. During the fourth quarter of 2011, the Company refined its allowance calculation whereby it “allocated” the portion of the allowance that was previously deemed to be unallocated allowance. This refined allowance calculation includes specific allowance allocations for qualitative factors including (i) concentrations of credit, (ii) general economic and business conditions, (iii) trends that could affect collateral values and (iv) expectations regarding the current business cycle. The Company may also consider other qualitative factors in future periods for additional allowance allocations, including, among other factors, (1) credit quality trends (including trends in nonperforming loans and leases expected to result from existing conditions), (2) seasoning of the loan and lease portfolio, (3) specific industry conditions affecting portfolio segments, (4) the Company’s expansion into new markets and (5) the offering of new loan and lease products. Because the Company refined its allowance calculation during 2011 such that it no longer maintains unallocated allowance, the Company’s allocation of its allowance at December 31, 2012 and 2011 may not be comparable with prior periods.

The accrual of interest on loans and leases, excluding purchased non-covered loans and covered loans, is discontinued when, in management’s opinion, the borrower or lessee may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent interest payments are received. Interest income on purchased non-covered loans with evidence of credit deterioration and covered loans is accreted into income and is the difference between the carrying value of the loans and the net present value of expected cash flows.

Premises and equipment — Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets. Depreciable lives for the major classes of assets are generally 20 to 45 years for buildings and 3 to 25 years for furniture, fixtures, equipment and certain building improvements. Leasehold improvements are amortized over the shorter of the asset’s estimated useful life or the term of the lease. Accelerated depreciation methods are used for income tax purposes. Maintenance and repair charges are expensed as incurred.

Foreclosed assets covered by FDIC loss share agreements — Foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, are recorded at Day 1 Fair Values. In estimating the fair value of covered foreclosed assets, management considers a number of factors including, among others, appraised value, estimated selling prices, estimated selling costs, estimated holding periods and net present value of cash flows expected to be received. Discount rates ranging from 8.0% to 9.5% per annum were used to determine the net present value of covered foreclosed assets. Gains and losses on sale and writedowns of covered foreclosed assets are recorded in non-interest income. Expenses to maintain the properties, net of amounts reimbursable by the FDIC, are included in non-interest expense.

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

The Company files consolidated tax returns. The Bank and the other consolidated entities provide for income taxes on a separate return basis and remit to the Company amounts determined to be currently payable. The Company recognizes interest related to income tax matters as interest income or expense, and penalties related to income tax matters are recognized as non-interest expense. The Company is no longer subject to income tax examinations by U.S. federal tax authorities for years prior to 2009.

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

Intangible assets — Intangible assets consist of goodwill, bank charter costs and core deposit intangibles. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company had goodwill of $5.2 million at both December 31, 2012 and 2011. The Company performed its annual impairment test of goodwill as of September 30, 2012. This test indicated no impairment of the Company’s goodwill.

Bank charter costs represent costs paid to acquire a Texas bank charter and are being amortized over 20 years. Bank charter costs totaled $239,000 at both December 31, 2012 and 2011, less accumulated amortization of $107,000 and $95,000 at December 31, 2012 and 2011, respectively.

Core deposit intangibles represent premiums paid for deposits acquired via acquisition and are being amortized over three to seven years. Core deposit intangibles totaled $10.4 million and $9.5 million at December 31, 2012 and 2011, respectively, less accumulated amortization of $3.9 million and $2.7 million at December 31, 2012 and 2011, respectively.

The aggregate amount of amortization expense for the Company’s core deposit and bank charter intangibles is expected to be $2.2 million in 2013; $1.7 million in 2014; $1.3 million in 2015, $0.6 million in 2016 and $0.2 million in 2017.

Stock-based compensation — The Company has an employee stock option plan, a non-employee director stock option plan and an employee restricted stock plan, which are described more fully in Note 14. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Such cost is to be recognized over the vesting period of the award. For the years ended December 31, 2012, 2011 and 2010, the Company recognized $2.6 million, $1.5 million and $0.8 million, respectively, of non-interest expense for its stock-based compensation plans.

Earnings per common share — Earnings per common share are computed using the two-class method. Basic earnings per share are computed by dividing net earnings allocated to common stockholders by the weighted-average number of common shares outstanding during the applicable period. Diluted earnings per common share are computed by dividing reported earnings allocated to common stockholders by the weighted-average number of common shares outstanding after consideration of the dilutive effect, if any, of the Company’s common stock options using the treasury stock method. The Company has determined that its outstanding non-vested stock awards granted under its restricted stock plan are participating securities.

Segment disclosures — The Company operates in only one segment – community banking. Accordingly, there is no requirement to report segment information in the Company’s consolidated financial statements. No revenues are derived from foreign countries and no single external customer comprises more than 10% of the Company’s revenues.

Recent accounting pronouncements — In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS.” ASU 2011-04 expands the disclosure requirements for fair value measurements categorized within Level 3 of the fair value hierarchy to include (1) a quantitative disclosure of the unobservable inputs and assumptions used within the measurement, (2) a description of the valuation processes in place and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs. In addition, ASU 2011-04 requires that companies disclose the level within the fair value hierarchy for items not measured at fair value in the statement of financial position but whose fair value must be disclosed. ASU 2011-04 was effective for reporting periods beginning January 1, 2012. The adoption of the provisions of ASU 2011-04 did not have a material impact on the Company’s financial position, results of operations or liquidity, but did expand its fair value disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income,” which revises the manner in which entities present comprehensive income in their financial statements. The provisions of ASU 2011-05 require reporting the components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income but rather removes the presentation option of including other comprehensive income in the statement of stockholders’ equity. The new presentation disclosures required by ASU 2011-05 were effective for interim and annual periods beginning after January 1, 2012. As this ASU amended only the presentation of comprehensive income, the adoption did not have an impact on the Company’s financial position, results of operations or liquidity. In December 2011, the FASB deferred certain provisions of ASU 2011-05 that would have required companies to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement of income and statement of other comprehensive income. In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” that requires disclosure, either in a single footnote or parenthetically on the face of the financial statements, of the effect of significant items reclassified from accumulated other comprehensive income to their respective line items in the statement of net income. The effective date of ASU 2013-02 is for reporting periods beginning January 1, 2013. The Company does not expect that the adoption of these provisions will have a material impact on its financial position, results of operations or liquidity.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment.” The provisions of ASU 2011-08 provide the option of performing a qualitative assessment before calculating the fair value of a reporting unit in step 1 of the goodwill impairment test. If based on qualitative factors, the fair value of the reporting unit is more likely than not less than the carrying amount, then the two step impairment test would be required. This ASU was effective for reporting periods beginning January 1, 2012. The Company adopted the provisions of ASU 2011-08 during 2012 which had no material impact on its financial position, results of operations or liquidity.

In July 2012, the FASB issued ASU No. 2012-02 “Intangibles – Goodwill and Other (Topic 350) –Testing Indefinite-Lived Intangible Assets for Impairment” that amends the guidance related to testing indefinite-lived intangible assets, other than goodwill, for impairment. The provisions of ASU 2012-02 allow for a qualitative assessment in testing an indefinite-lived intangible asset for impairment before calculating the fair value of the asset. If the qualitative assessment determines that it is more likely than not that the asset is impaired, then a quantitative assessment of the fair value of the asset is required; otherwise, the quantitative calculation is not necessary. The provisions of ASU 2012-02 are effective January 1, 2013; however, early adoption is permitted. The Company does not expect that the provisions of ASU 2012-02 will have a material impact on its financial position, results of operation, or liquidity.

In October 2012, the FASB issued ASU No. 2012-06 “Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution,” to address diversity in practice about how to subsequently measure an indemnification asset for a government-assisted acquisition that includes a loss-sharing agreement. Specifically, this standard update will require a reporting entity to account for a change in the subsequent measurement of the indemnification asset on the same basis as the changes in the asset subject to indemnification. As a result, for any change in expected cash flows of an indemnified asset that is immediately recognized in earnings, the associated change in the indemnification asset would also be immediately recognized in earnings. For any change in expected cash flows of an indemnified asset that is amortized or accreted into earnings over time, the associated change in the indemnification asset would also be accreted or amortized into earnings over the shorter of the contractual term of the indemnification agreement or the remaining life of the indemnified asset. The provisions of ASU 2012-06 will be applied prospectively beginning January 1, 2013. Management does not expect that the provisions of ASU 2012-06 will have a material change on the accounting for its loss share receivable from the FDIC under its current loss share agreements.

Reclassifications and recasts — Certain reclassifications of prior years’ amounts have been made to conform with the 2012 financial statements presentation. These reclassifications had no impact on prior years’ net income, as previously reported. Additionally, as discussed in Note 2, the Company has made adjustments to the acquired assets and assumed liabilities for certain of its FDIC-assisted acquisitions in the determination of Day 1 Fair Values. As a result, certain amounts previously reported in the Company’s December 31, 2011 consolidated balance sheet have been recast.

2. Acquisitions

2012 Acquisition

On December 31, 2012, the Company completed its acquisition of Genala whereby Genala merged with and into the Company in a transaction valued at approximately $27.5 million. The Company paid $13.4 million of cash and issued 423,616 shares of its common stock valued at approximately $14.1 million for all the outstanding shares of Genala common stock. Genala was the holding company for The Citizens Bank, which operated one banking office in Geneva, Alabama. The acquisition was effective at the close of business on December 31, 2012. Accordingly, no revenue or earnings of Genala or The Citizens Bank are included in the consolidated income statement for the period ending December 31, 2012. As provided for under GAAP, management has up to 12 months following the date of acquisition to finalize the fair values of the acquired assets and liabilities.

A summary of the assets acquired and liabilities assumed in the Genala acquisition is as follows:

	As Recorded by Genala	Fair Value Adjustments		As Recorded by the Company(1)
	(Dollars in thousands)
Assets acquired:
Cash and due from banks	$41,938	$—		$41,938
Investment securities	85,291	2,344	a	87,635
Loans and leases	43,401	(3,785	) b	39,616
Allowance for loan losses	(1,247)	1,247	b	—
Premises and equipment	426	590	c	1,016
Foreclosed assets	652	(342	) d	310
Accrued interest receivable	1,220	—		1,220
Intangible assets	—	1,656	e	1,656
Other	482	(26	) f	456

Total assets acquired	172,163	1,684		173,847

Liabilities assumed:
Deposits	142,652	882	g	143,534
Accrued interest payable and other liabilities	391	—		391

Total liabilities assumed	143,043	882		143,925

Net assets acquired	$29,120	$802		29,922

Consideration paid:
Cash				(13,396)
Common stock				(14,123)

Total consideration paid				(27,519)

Pre-tax gain				$2,403

(1)	Represents the Day 1 Fair Values of assets acquired and liabilities assumed in the Genala acquisition.

Explanation of fair value adjustments

a-	Adjustment reflects the fair value adjustment based on the Company’s pricing of investment securities, including certain investment securities classified by Genala as held to maturity.
b-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired loan portfolio and to eliminate the recorded allowance for loan losses.
c-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the premises and equipment acquired.
d-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired foreclosed assets.
e-	Adjustment reflects the fair value adjustment for core deposit intangibles recorded as a result of the acquisition.
f-	Adjustment reflects the amount needed to adjust the carrying value of other assets to estimated fair value.
g-	Adjustment reflects the fair value adjustment based on the Company’s evaluation of the acquired deposits.

The following unaudited supplemental pro-forma information is presented to show the estimated results as if Genala had been acquired as of January 1, 2012, adjusted for any potential costs savings.

Year Ended December 31, 2012
(Dollars in thousands, except per share amounts)
Net interest income (unaudited)	$180,600
Net income (unaudited)	$79,800
EPS - Diluted (unaudited)	$2.26

2011 Acquisitions

On January 14, 2011, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Oglethorpe Bank (“Oglethorpe”) with offices in Brunswick and St. Simons Island, Georgia.

On April 29, 2011, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former First Choice Community Bank (“First Choice”) with offices in Dallas, Newnan (2), Senoia, Sharpsburg, Douglasville and Carrollton, Georgia. On July 1, 2011, the Company closed one of the offices in Newnan, Georgia, and on October 26, 2011, the Company closed the office in Carrollton, Georgia.

On April 29, 2011, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former The Park Avenue Bank (“Park Avenue”) with offices in Valdosta (3), Bainbridge (2), Cairo, Lake Park, Stockbridge, McDonough, Oakwood and Athens, Georgia and in Ocala, Florida. On October 21, 2011, the Company closed the office in Stockbridge, Georgia.

Subsequent to the reporting of the assets acquired and the liabilities assumed in the Oglethorpe, First Choice and Park Avenue acquisitions, the Company made certain adjustments to these values in order to finalize the Day 1 Fair Values. As a result of those adjustments, the Company has “recast” the assets acquired and liabilities assumed in the Oglethorpe, First Choice and Park Avenue acquisitions to reflect the Day 1 Fair Values. The following tables provide a summary of the Day 1 Fair Values of assets acquired and liabilities assumed, including any such recast adjustments, for the Company’s 2011 FDIC-assisted acquisitions.

A summary of the assets acquired and liabilities assumed in the Oglethorpe acquisition, including recast adjustments, is as follows:

	January 14, 2011
	As Recorded by Oglethorpe	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$14,710	$—		$—	$14,710
Purchased non-covered loans	6,532	(3,447	) b	—	3,085
Covered loans	154,018	(73,342	) b	758	81,434
FDIC loss share receivable	—	52,395	c	(1,292)	51,103
Foreclosed assets covered by FDIC loss share agreements	16,554	(9,410	) d	(59)	7,085
Core deposit intangible	—	401	e	—	401
Other assets	1,054	(621	) f	726	1,159

Total assets acquired	192,868	(34,024)		133	158,977

Liabilities assumed:
Deposits	195,067	—	i	—	195,067
FDIC clawback payable	—	924	h	133	1,057
Other liabilities	333	100	f	—	433

Total liabilities assumed	195,400	1,024		133	196,557

Net assets acquired	(2,532)	$(35,048)		$—	(37,580)

Asset discount bid	(38,000)

Cash received from FDIC	$40,532				40,532

Pre-tax gain					$2,952

(1)	Represents the Day 1 Fair Values of assets acquired and liabilities assumed in the Oglethorpe acquisition.

A summary of the assets acquired and liabilities assumed in the First Choice acquisition, including recast adjustments, is as follows:

	April 29, 2011
	As Recorded by First Choice	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$38,018	$—		$—	$38,018
Investment securities AFS	4,588	(20	) a	—	4,568
Purchased non-covered loans	1,973	(419	) b	—	1,554
Covered loans	246,451	(96,557	) b	(1,382)	148,512
FDIC loss share receivable	—	59,544	c	460	60,004
Foreclosed assets covered by
FDIC loss share agreements	2,773	(1,102	) d	—	1,671
Core deposit intangible	—	495	e	—	495
Other assets	931	(861	) f	884	954

Total assets acquired	294,734	(38,920)		(38)	255,776

Liabilities assumed:
Deposits	293,344	—	i	—	293,344
FHLB-Atlanta advances	4,000	—	g	—	4,000
FDIC clawback payable	—	930	h	(38)	892
Other liabilities	478	100	f	—	578

Total liabilities assumed	297,822	1,030		(38)	298,814

Net assets acquired	(3,088)	$(39,950)		$—	(43,038)

Asset discount bid	(42,900)

Cash received from FDIC	$45,988				45,988

Pre-tax gain					$2,950

(1)	Represents the Day 1 Fair Values of assets acquired and liabilities assumed in the First Choice acquisition.

A summary of the assets acquired and liabilities assumed in the Park Avenue acquisition, including recast adjustments, is as follows:

	April 29, 2011
	As Recorded by Park Avenue	Fair Value Adjustments		Recast Adjustments	As Recorded by the Company(1)
	(Dollars in thousands)

Assets acquired:
Cash and cash equivalents	$66,825	$—		$—	$66,825
Investment securities AFS	132,737	(947	) a	—	131,790
Purchased non-covered loans	23,664	(5,968	) b	—	17,696
Covered loans	408,069	(145,152	) b	1,380	264,297
FDIC loss share receivable	—	113,683	c	2,571	116,254
Foreclosed assets covered by FDIC loss share agreements	91,442	(59,812	) d	(450)	31,180
Core deposit intangible	—	5,063	e	—	5,063
Other assets	5,012	(2,035	) f	(1,799)	1,178

Total assets acquired	727,749	(95,168)		1,702	634,283

Liabilities assumed:
Deposits	626,321	—	i	—	626,321
FHLB-Atlanta advances	84,260	4,559	g	—	88,819
FDIC clawback payable	—	14,868	h	77	14,945
Other liabilities	1,588	500	f	1,625	3,713

Total liabilities assumed	712,169	19,927		1,702	733,798

Net assets acquired	15,580	$(115,095)		$—	(99,515)

Asset discount bid	(174,900)

Cash received from FDIC	$159,320				159,320

Pre-tax gain					$59,805

(1)	Represents the Day 1 Fair Values of the assets acquired and liabilities assumed in the Park Avenue acquisition.

Explanation of fair value adjustments

a-	Adjustment reflects the fair value adjustment based on the Company’s pricing of investment securities AFS.
b-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired loan portfolio.
c-	Adjustment reflects the estimated fair value of payments the Company expects to receive from the FDIC under the loss share agreements.
d-	Adjustment reflects the fair value adjustments based on the Company’s evaluation of the acquired foreclosed assets covered by FDIC loss share agreements.
e-	Adjustment reflects the estimated fair value of the core deposit intangible.
f-	Adjustment reflects the amount needed to adjust the carrying value of other assets and other liabilities to estimated fair value.
g-	Adjustment reflects the amount of the prepayment penalty, if any, assessed on early payoff of FHLB- Atlanta advances.
h-	Adjustment reflects the estimated fair value of payments the Company expects to make to the FDIC under the clawback provisions of the loss share agreements at the conclusion of the term of the loss share agreements.
i-	Because the Company reset deposit rates for these assumed deposits, as provided for under the purchase and assumption agreements, to reflect an appropriate market rate of interest, there was no fair value adjustment for such assumed deposits.

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

2010 Acquisitions

On March 26, 2010, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Unity National Bank (“Unity”) with offices in Cartersville (2), Rome, Adairsville and Calhoun, Georgia.

On July 16, 2010, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Woodlands Bank (“Woodlands”) with offices in South Carolina (2); North Carolina (2); Georgia and Alabama (3). On October 26, 2010, the Company closed four of the Woodlands offices.

On September 10, 2010, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Horizon Bank (“Horizon”) with offices in Bradenton (2), Palmetto and Brandon, Florida. On December 23, 2010, the Company closed the office in Brandon, Florida.

On December 17, 2010, the Company, through the Bank, entered into a purchase and assumption agreement with loss share agreements with the FDIC pursuant to which it acquired substantially all of the assets and assumed substantially all of the deposits and certain other liabilities of the former Chestatee State Bank (“Chestatee”) with offices in Dawsonville (2), Cumming and Marble Hill, Georgia.

Purchase Accounting Adjustments

The recast adjustments to the acquired assets and assumed liabilities for each of the Company’s FDIC-assisted acquisitions were made subsequent to the acquisition, but prior to their one-year anniversaries and, as provided for under GAAP, were considered to be purchase accounting adjustments in deriving the Day 1 Fair Values for the acquired assets and assumed liabilities. These adjustments impacted the net assets acquired and the resulting pre-tax gains on these acquisitions. However, because the net effect on net assets acquired and resulting pre-tax gains was not material, management recorded the impact of such adjustments as an increase or decrease to non-interest income during the quarter in which the adjustments were determined. The net decrease to non-interest income is included as an adjustment to “other assets” or “other liabilities” in the previous tables.

As a result of the recent adjustments, certain amounts previously reported in the Company’s December 31, 2011 consolidated financial statements have been recast. The following is a summary of those financial statement captions that have been impacted by these recast adjustments.

	As Previously Reported	Recast Adjustments	As Recast
	(Dollars in thousands)
December 31, 2011:
Covered loans	$806,924	$(2)	$806,922
FDIC loss share receivable	278,263	782	279,045
Other assets	32,495	884	33,379
FDIC clawback payable	24,606	39	24,645
Accrued interest payable and other liabilities	43,882	1,625	45,507

Loss Share Agreements and Other FDIC-Assisted Acquisition Matters

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

The terms of the purchase and assumption agreements for the Unity, Woodlands, Horizon, Chestatee, Oglethorpe, First Choice and Park Avenue acquisitions provide for the FDIC to indemnify the Bank against certain claims, including claims with respect to assets, liabilities or any affiliate not acquired or otherwise assumed by the Bank and with respect to claims based on any action by the former directors, officers or employees of Unity, Woodland, Horizon, Chestatee, Oglethorpe, First Choice or Park Avenue.

3. Covered Assets, FDIC Loss Share Receivable and FDIC Clawback Payable

A summary of the covered assets, the FDIC loss share receivable and the FDIC clawback payable is as follows:

	December 31,
	2012	2011
	(Dollars in thousands)
Covered loans	$596,239	$806,922
FDIC loss share receivable	152,198	279,045
Covered foreclosed assets	52,951	72,907

Total	$801,388	$1,158,874

FDIC clawback payable	$25,169	$24,645

Covered Loans

The following table presents a summary, by acquisition, of covered loans acquired as of the dates of acquisition and activity within covered loans during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquistion date:
Contractually required principal and interest	$208,410	$315,103	$179,441	$181,523	$174,110	$260,178	$452,658	$1,771,423
Nonaccretable difference	(52,526)	(83,933)	(52,388)	(47,538)	(67,300)	(86,876)	(124,899)	(515,460)

Cash flows expected to be collected	155,884	231,170	127,053	133,985	106,810	173,302	327,759	1,255,963
Accretable difference	(21,432)	(44,692)	(35,245)	(22,604)	(25,376)	(24,790)	(63,462)	(237,601)

Fair value at acquisition date	$134,452	$186,478	$91,808	$111,381	$81,434	$148,512	$264,297	$1,018,362

Carrying value at January 1, 2011	$114,983	$175,720	$87,714	$111,051	$—	$—	$—	$489,468
Covered loans acquired	—	—	—	—	81,434	148,512	264,297	494,243
Accretion	7,662	13,716	6,716	8,193	6,461	7,798	15,589	66,135
Transfers to covered foreclosed assets	(5,197)	(14,938)	(1,990)	(2,381)	(1,218)	(858)	(2,432)	(29,014)
Payments received	(20,296)	(40,256)	(11,598)	(40,814)	(22,061)	(22,514)	(48,249)	(205,788)
Other activity, net	(792)	(2,467)	(1,044)	(1,348)	(225)	(1,015)	(1,231)	(8,122)

Carrying value at December 31, 2011	96,360	131,775	79,798	74,701	64,391	131,923	227,974	806,922
Accretion	6,360	10,031	5,768	5,708	5,665	9,915	18,373	61,820
Transfers to covered foreclosed assets	(4,077)	(4,543)	(3,731)	(3,299)	(4,065)	(4,742)	(8,563)	(33,020)
Payments received	(21,144)	(28,777)	(14,888)	(18,205)	(15,425)	(41,756)	(71,592)	(211,787)
Charge-offs	(4,422)	(8,332)	(3,714)	(2,089)	(2,117)	(4,008)	(1,410)	(26,092)
Other activity, net	(228)	(420)	(40)	(148)	(356)	(251)	(161)	(1,604)

Carrying value at December 31, 2012	$72,849	$99,734	$63,193	$56,668	$48,093	$91,081	$164,621	$596,239

The following table presents a summary of the carrying value and type of covered loans at December 31, 2012 and 2011.

	December 31,
	2012	2011
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$152,348	$202,620
Non-farm/non-residential	288,104	369,756
Construction/land development	105,087	160,872
Agricultural	19,690	24,104
Multifamily residential	10,701	15,894

Total real estate	575,930	773,246
Commercial and industrial	18,496	29,749
Consumer	176	958
Other	1,637	2,969

Total covered loans	$596,239	$806,922

The following table presents a summary, by acquisition, of changes in the accretable difference on covered loans during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
Accretable difference at January 1, 2011	$15,279	$37,182	$32,165	$22,265	$—	$—	$—	$106,891
Accretable difference acquired	—	—	—	—	25,376	24,790	63,462	113,628
Accretion	(7,662)	(13,716)	(6,716)	(8,193)	(6,461)	(7,798)	(15,589)	(66,135)
Adjustments to accretable difference due to:
Covered loans transferred to covered foreclosed assets	(384)	(1,611)	(191)	(503)	(315)	(91)	(327)	(3,422)
Covered loans paid off	(273)	(2,146)	(934)	(4,564)	(2,811)	(1,435)	(3,167)	(15,330)
Cash flow revisions as a result of renewals and/or modifications of covered loans	3,514	4,691	10	1,481	1,446	1,269	2,097	14,508
Other, net	140	155	98	177	103	165	671	1,509

Accretable difference at December 31, 2011	10,614	24,555	24,432	10,663	17,338	16,900	47,147	151,649
Accretion	(6,360)	(10,031)	(5,768)	(5,708)	(5,665)	(9,915)	(18,373)	(61,820)
Adjustments to accretable difference due to:
Covered loans transferred to covered foreclosed assets	(159)	(364)	(190)	(448)	(700)	(455)	(1,679)	(3,995)
Covered loans paid off	(719)	(1,220)	(1,418)	(811)	(1,291)	(1,529)	(3,507)	(10,495)
Cash flow revisions as a result of renewals and/or modifications of covered loans	5,196	4,396	(618)	1,835	1,567	4,791	4,164	21,331
Other, net	2	116	86	181	123	127	190	825

Accretable difference at December 31, 2012	$8,574	$17,452	$16,524	$5,712	$11,372	$9,919	$27,942	$97,495

FDIC Loss Share Receivable

The following table presents a summary, by acquisition, of the FDIC loss share receivable as of the dates of acquisition and the activity within the FDIC loss share receivable during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquisition date:
Expected principal loss on covered assets:
Covered loans	$50,354	$73,220	$40,537	$46,869	$62,890	$82,212	$113,872	$469,954
Covered foreclosed assets	9,979	5,897	3,678	15,960	7,907	628	49,850	93,899

Total expected principal losses	60,333	79,117	44,215	62,829	70,797	82,840	163,722	563,853
Estimated loss sharing percentage(1)	80%	80%	80%	80%	80%	80%	80%	80%

Estimated recovery from FDIC loss share agreements	48,266	63,294	35,372	50,263	56,638	66,272	130,978	451,083
Discount for net present value on FDIC loss share receivable	(4,119)	(7,428)	(6,283)	(4,204)	(5,535)	(6,268)	(14,724)	(48,561)

Net present value of FDIC loss share receivable at acquisition date	$44,147	$55,866	$29,089	$46,059	$51,103	$60,004	$116,254	$402,522

Carrying value at January 1, 2011	$31,120	$51,776	$29,182	$46,059	$—	$—	$—	$158,137
FDIC loss share receivable recorded at acquisition	—	—	—	—	51,103	60,004	116,254	227,361
Accretion income	741	1,807	927	1,363	1,997	1,814	2,427	11,076
Cash received from FDIC	(5,069)	(23,001)	(9,505)	(18,466)	(11,942)	(12,372)	(28,646)	(109,001)
Reductions of FDIC loss share receivable for payments on covered loans in excess of Day 1 Fair Values	(875)	(3,590)	(948)	(2,892)	(4,565)	(1,612)	(7,204)	(21,686)
Expenses on covered assets reimbursable by FDIC	1,376	1,606	1,183	1,330	737	472	1,943	8,647
Other activity, net	282	579	918	1,988	390	136	218	4,511

Carrying value at December 31, 2011	27,575	29,177	21,757	29,382	37,720	48,442	84,992	279,045
Accretion income	793	1,108	680	725	1,310	1,485	2,473	8,574
Cash received from FDIC	(12,945)	(14,433)	(8,948)	(22,301)	(13,062)	(29,870)	(42,438)	(143,997)
Reductions of FDIC loss share receivable for payments on covered loans in excess of Day 1 Fair Values	(2,394)	(3,377)	(1,335)	(2,122)	(4,918)	(6,208)	(12,657)	(33,011)
Increase in FDIC loss share receivable for:
Charge-offs on covered loans	3,170	6,417	2,297	1,589	1,627	3,151	1,028	19,279
Write downs of covered foreclosed assets	1,591	1,193	450	1,858	294	278	3,181	8,845
Expenses on covered assets reimbursable by FDIC	1,537	1,726	1,360	1,276	1,318	1,097	3,064	11,378
Other activity, net	491	562	598	755	(293)	(457)	429	2,085

Carrying value at December 31, 2012	$19,818	$22,373	$16,859	$11,162	$23,996	$17,918	$40,072	$152,198

(1)	Certain of the Company’s loss share agreements contain tranches whereby the FDIC’s loss sharing percentage is more than or less than 80%. However, management’s current expectation of most of the principal losses on covered assets under each of the loss share agreements falls in the tranches whereby the FDIC would reimburse the Company for approximately 80% of such losses.

Foreclosed Assets Covered by FDIC Loss Share Agreements

The following table presents a summary, by acquisition, of foreclosed assets covered by FDIC loss share agreements, or covered foreclosed assets, as of the dates of acquisition and the activity within covered foreclosed assets during the periods indicated.

	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	First Choice	Park Avenue	Total
	(Dollars in thousands)
At acquisition date:
Balance on acquired bank’s books	$20,304	$12,258	$8,391	$31,647	$16,554	$2,773	$91,442	$183,369
Total expected losses	(9,979)	(5,897)	(3,678)	(15,960)	(7,907)	(628)	(49,850)	(93,899)
Discount for net present value of expected cash flows	(1,466)	(1,332)	(1,030)	(2,281)	(1,562)	(474)	(10,412)	(18,557)

Fair value at acquisition date	$8,859	$5,029	$3,683	$13,406	$7,085	$1,671	$31,180	$70,913

Carrying value at January 1, 2011	$8,060	$5,996	$3,683	$13,406	$—	$—	$—	$31,145
Covered foreclosed assets acquired	—	—	—	—	7,085	1,671	31,180	39,936
Transfers from covered loans	5,197	14,938	1,990	2,381	1,218	858	2,432	29,014
Sales of covered foreclosed assets	(2,985)	(6,499)	(1,996)	(6,110)	(1,171)	(305)	(8,122)	(27,188)

Carrying value at December 31, 2011	10,272	14,435	3,677	9,677	7,132	2,224	25,490	72,907
Transfers from covered loans	4,077	4,543	3,731	3,299	4,065	4,742	8,563	33,020
Sales of covered foreclosed assets	(4,467)	(9,304)	(4,285)	(7,111)	(4,063)	(3,038)	(11,719)	(43,987)
Writedowns of covered foreclosed assets included in other loss share income	(1,695)	(1,624)	(585)	(1,654)	(337)	(344)	(2,750)	(8,989)

Carrying value at December 31, 2012	$8,187	$8,050	$2,538	$4,211	$6,797	$3,584	$19,584	$52,951

The following table presents a summary of the carrying value and type of covered foreclosed assets at December 31, 2012 and 2011.

	December 31,
	2012	2011
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$12,279	$15,945
Non-farm/non-residential	9,570	11,624
Construction/land development	30,602	43,323
Agricultural	449	—
Multifamily residential	51	2,014

Total real estate	52,951	72,906
Repossessions	—	1

Total covered foreclosed assets	$52,951	$72,907

FDIC Clawback Payable

The following table presents a summary, by acquisition, of the FDIC clawback payable as of the dates of acquisition and activity within the FDIC clawback payable during the periods indicated.

						First	Park
	Unity	Woodlands	Horizon	Chestatee	Oglethorpe	Choice	Avenue	Total
	(Dollars in thousands)
At acquisition date:
Estimated FDIC clawback payable	$2,612	$4,846	$2,380	$1,291	$1,721	$1,452	$24,344	$38,646
Discount for net present value on FDIC clawback payable	(1,046)	(1,905)	(919)	(499)	(664)	(560)	(9,399)	(14,992)

Net present value of FDIC clawback payable at acquisition date	$1,566	$2,941	$1,461	$792	$1,057	$892	$14,945	$23,654

Carrying value at January 1, 2011	$1,629	$3,004	$1,479	$792	$—	$—	$—	$6,904
FDIC clawback payable recorded at acquisition	—	—	—	—	1,057	892	14,945	16,894
Amortization expense	80	149	73	55	42	31	505	935
Changes in FDIC clawback payable related to changes in expected losses on covered assets	—	—	—	(88)	—	—	—	(88)

Carrying value at December 31, 2011	1,709	3,153	1,552	759	1,099	923	15,450	24,645
Amortization expense	79	138	73	35	53	45	776	1,199
Changes in FDIC clawback payable related to changes in expected losses on covered assets	(144)	(305)	(157)	—	(69)	—	—	(675)

Carrying value at December 31, 2012	$1,644	$2,986	$1,468	$794	$1,083	$968	$16,226	$25,169

4. Investment Securities

The following table is a summary of the amortized cost and estimated fair values of investment securities, all of which are classified as AFS. The Company’s holdings of “other equity securities” include FHLB-Dallas, FHLB-Atlanta and FNBB shares which do not have readily available fair values and are carried at cost.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
December 31, 2012:
Obligations of states and political subdivisions	$345,224	$16,586	$(293)	$361,517
U.S. Government agency residential mortgage-backed securities	116,835	1,466	(17)	118,284
Corporate obligations	776	—	—	776
Other equity securities	13,689	—	—	13,689

Total investment securities AFS	$476,524	$18,052	$(310)	$494,266

December 31, 2011:
Obligations of states and political subdivisions	$359,667	$14,359	$(979)	$373,047
U.S. Government agency residential mortgage-backed securities	46,068	1,967	—	48,035
Other equity securities	17,828	—	—	17,828

Total investment securities AFS	$423,563	$16,326	$(979)	$438,910

The Company utilizes independent third parties as its principal sources for determining fair value of investment securities which are measured on a recurring basis. As a result, the Company receives estimates of fair values from at least two independent pricing sources for the majority of its individual securities within its investment portfolio. For investment securities traded in an active market, the fair values are obtained from independent pricing services and are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes, comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. Additionally, the valuation of investment securities acquired in FDIC-assisted or traditional acquisitions may include certain unobservable inputs. All fair value estimates received by the Company from its investment securities are reviewed and approved on a quarterly basis by the Company’s Investment Portfolio Manager and its Chief Financial Officer.

The following table shows gross unrealized losses and estimated fair value of investment securities AFS, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(Dollars in thousands)
December 31, 2012:
Obligations of states and political subdivisions	$14,085	$188	$7,324	$105	$21,409	$293
U.S. Government agency residential mortgage-backed securities	14,320	17	—	—	14,320	17

Total temporarily impaired investment securities	$28,405	$205	$7,324	$105	$35,729	$310

December 31, 2011:
Obligations of states and political subdivisions	$6,035	$248	$16,582	$731	$22,617	$979

Total temporarily impaired investment securities	$6,035	$248	$16,582	$731	$22,617	$979

In evaluating the Company’s unrealized loss positions for other-than-temporary impairment for the investment securities portfolio, management considers the credit quality of the issuer, the nature and cause of the unrealized loss, the severity and duration of the impairments and other factors. At December 31, 2012 and 2011, management determined the unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management believes that all of its unrealized losses on investment securities are temporary in nature. The Company does not have the intent to sell these investment securities and more likely than not would not be required to sell these investment securities before fair value recovers to amortized cost.

The Company owns three different maturities of bonds totaling an aggregate of $2.6 million issued by the Northwest Arkansas Regional Solid Waste Management District (“District”). The District owns and operates a landfill for the benefit of the residents of certain counties located in north Arkansas, with the landfill, the revenues therefrom and certain personal property serving as collateral under the bond indenture. On October 9, 2012, a special election was held where an additional 3/8-cent sales tax proposal to be used to support the purchase of the landfill by a third party from the District was defeated. On October 23, 2012, the management board governing the District voted to place the District into receivership, and on November 30, 2012 the landfill ceased operations. As a result, during the fourth quarter of 2012, the Company recorded a $2.6 million impairment charge to reduce the carrying value of the bonds to zero. This impairment charge is included in “Net gains on investment securities,” on the consolidated statement of income.

A maturity distribution of investment securities AFS reported at amortized cost and estimated fair value as of December 31, 2012 is as follows:

	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)

Due in one year or less	$16,285	$16,616
Due after one year to five years	33,794	34,637
Due after five years to ten years	58,613	60,073
Due after ten years	367,832	382,940

Total	$476,524	$494,266

For purposes of this maturity distribution, all investment securities are shown based on their contractual maturity date, except (i) FHLB-Dallas and FNBB stock with no contractual maturity date are shown in the longest maturity category and (ii) U.S. Government agency residential mortgage-backed securities are allocated among various maturities based on an estimated repayment schedule utilizing Bloomberg median prepayment speeds and interest rate levels at December 31, 2012. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Sales activities and other-than-temporary impairment charges of the Company’s investment securities AFS are summarized as follows:

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Sales proceeds	$43,177	$94,676	$255,232

Gross realized gains	$3,075	$1,044	$5,030
Gross realized losses	(15)	(111)	(486)
Other-than-temporary impairment charges	(2,603)	—	—

Net gains on investment securities	$457	$933	$4,544

Investment securities with carrying values of $317.1 million and $316.8 million at December 31, 2012 and 2011, respectively, were pledged to secure public funds and trust deposits and for other purposes required or permitted by law.

At December 31, 2012, the Company had no holdings of investment securities of any one issuer in an amount greater than 10% of total common stockholders’ equity. At December 31, 2011, the Company’s holdings of investment securities issued by the Government National Mortgage Association, which carry the full faith and credit guaranty of the U.S. Government, totaled $45.6 million, or 10.7% of total common stockholder’s equity.

5. Loans and Leases

The following table is a summary of the loan and lease portfolio, excluding purchased non-covered loans and covered loans, by principal category.

	December 31,
	2012		2011
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$272,052	12.9%	$260,402	13.9%
Non-farm/non-residential	807,906	38.1	708,766	37.7
Construction/land development	578,776	27.4	478,106	25.4
Agricultural	50,619	2.4	71,158	3.8
Multifamily residential	141,243	6.7	142,131	7.6

Total real estate	1,850,596	87.5	1,660,563	88.4
Commercial and industrial	159,804	7.6	120,048	6.4
Consumer	29,781	1.4	36,161	1.9
Direct financing leases	68,022	3.2	54,745	2.9
Other	7,631	0.3	8,966	0.4

Total loans and leases	$2,115,834	100.0%	$1,880,483	100.0%

The above table includes deferred costs, net of deferred fees, that totaled $1.7 million and $0.6 million at December 31, 2012 and 2011, respectively. Direct financing leases are presented net of unearned income totaling $8.4 million and $7.4 million at December 31, 2012 and 2011, respectively.

Loans and leases on which the accrual of interest has been discontinued aggregated $9.1 million and $12.5 million at December 31, 2012 and 2011, respectively. Interest income collected and recognized during 2012, 2011 and 2010 for nonaccrual loans and leases at December 31, 2012, 2011 and 2010 was $0.2 million, $0.4 million and $0.1 million, respectively. Under the original terms, these loans and leases would have reported $0.7 million, $1.2 million and $1.1 million of interest income during 2012, 2011 and 2010, respectively.

The following table is a summary of the purchased non-covered loan portfolio, by principal category.

	December 31,
	2012		2011
	(Dollars in thousands)
Real estate	$29,283	70.5%	$71	1.5%
Commercial and industrial	5,333	12.8	631	13.1
Consumer	4,168	10.0	4,001	83.4
Other	2,750	6.7	96	2.0

Total	$41,534	100.0%	$4,799	100.0%

6. Allowance for Loan and Lease Losses (“ALLL”)

The following table is a summary of activity within the ALLL.

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Balance - beginning of year	$39,169	$40,230	$39,619
Non-covered loans and leases charged off	(6,636)	(12,988)	(16,764)
Recoveries of non-covered loans and leases previously charged off	655	427	1,375

Net charge-offs - non-covered loans and leases	(5,981)	(12,561)	(15,389)
Covered loans charged off	(6,195)	(275)	—

Net charge-offs - total loans and leases	(12,176)	(12,836)	(15,389)
Provision for loan and lease losses:
Non-covered loans and leases	5,550	11,500	16,000
Covered loans	6,195	275	—

Total provision	11,745	11,775	16,000

Balance - end of year	$38,738	$39,169	$40,230

As of December 31, 2012, the Company identified covered loans where the expected performance of such loans had deteriorated from management’s performance expectations established in conjunction with the determination of the Day 1 Fair Values. As a result the Company recorded partial charge-offs, net of adjustments to the FDIC loss share receivable and the FDIC clawback payable, totaling $6.2 million for such loans during 2012 and $0.3 million in 2011. The Company also recorded $6.2 million during 2012 and $0.3 million during 2011 of provision for loan and lease losses to cover such charge-offs. In addition to these net charge-offs, the Company transferred certain of these covered loans to covered foreclosed assets. As a result of these actions, the Company had $38.5 million and $1.9 million of impaired covered loans at December 31, 2012 and 2011, respectively.

The following table is a summary of the Company’s ALLL as of and for the years ended December 31, 2012 and 2011.

	Beginning Balance	Charge- offs	Recoveries	Provision	Ending Balance
	(Dollars in thousands)
December 31, 2012:
Real estate:
Residential 1-4 family	$3,848	$(1,312)	$107	$2,177	$4,820
Non-farm/non-residential	12,203	(1,226)	18	(888)	10,107
Construction/land development	9,478	(466)	106	2,882	12,000
Agricultural	3,383	(997)	141	351	2,878
Multifamily residential	2,564	—	—	(534)	2,030
Commercial and industrial	4,591	(1,323)	35	352	3,655
Consumer	1,209	(732)	238	300	1,015
Direct financing leases	1,632	(361)	2	777	2,050
Other	261	(219)	8	133	183
Covered loans	—	(6,195)	—	6,195	—

Total	$39,169	$(12,831)	$655	$11,745	$38,738

December 31, 2011:
Real estate:
Residential 1-4 family	$2,999	$(2,743)	$64	$3,528	$3,848
Non-farm/non-residential	8,313	(1,033)	16	4,907	12,203
Construction/land development	10,565	(5,651)	30	4,534	9,478
Agricultural	2,569	(771)	—	1,585	3,383
Multifamily residential	1,320	—	—	1,244	2,564
Commercial and industrial	4,142	(1,465)	142	1,772	4,591
Consumer	2,051	(825)	166	(183)	1,209
Direct financing leases	1,726	(413)	5	314	1,632
Other	201	(87)	4	143	261
Covered loans	—	(275)	—	275	—
Unallocated	6,344	—	—	(6,344)	—

Total	$40,230	$(13,263)	$427	$11,775	$39,169

The following table is a summary of the Company’s ALLL and recorded investment in loans and leases, excluding purchased non-covered loans and covered loans, as of December 31, 2012 and 2011.

	Allowance for Loan and Leases Losses			Loans and Leases Excluding Purchased Non-Covered Loans and Covered Loans
	ALLL for Individually Evaluated Impaired Loans and Leases	ALLL for All Other Loans and Leases	Total ALLL	Individually Evaluated Impaired Loans and Leases	All Other Loans and Leases	Total Loans and Leases
	(Dollars in thousands)
December 31, 2012:
Real estate:
Residential 1-4 family	$518	$4,302	$4,820	$2,906	$269,146	$272,052
Non-farm/non-residential	53	10,054	10,107	2,898	805,008	807,906
Construction/land development	7	11,993	12,000	542	578,234	578,776
Agricultural	254	2,624	2,878	985	49,634	50,619
Multifamily residential	—	2,030	2,030	—	141,243	141,243
Commercial and industrial	649	3,006	3,655	761	159,043	159,804
Consumer	—	1,015	1,015	33	29,748	29,781
Direct financing leases	—	2,050	2,050	—	68,022	68,022
Other	2	181	183	22	7,609	7,631

Total	$1,483	$37,255	$38,738	$8,147	$2,107,687	$2,115,834

December 31, 2011:
Real estate:
Residential 1-4 family(1)	$415	$3,433	$3,848	$3,239	$257,163	$260,402
Non-farm/non-residential	410	11,793	12,203	3,837	704,929	708,766
Construction/land development	31	9,447	9,478	3,001	475,105	478,106
Agricultural	—	3,383	3,383	737	70,421	71,158
Multifamily residential	—	2,564	2,564	—	142,131	142,131
Commercial and industrial	868	3,723	4,591	1,390	118,658	120,048
Consumer	57	1,152	1,209	87	36,074	36,161
Direct financing leases	—	1,632	1,632	—	54,745	54,745
Other	2	259	261	11	8,955	8,966

Total	$1,783	$37,386	$39,169	$12,302	$1,868,181	$1,880,483

(1)	Includes one individually evaluated loan classified as a TDR totaling $ 1.0 million with an ALLL of $0.3 million allocated for such loan.

The following table is a summary of credit quality indicators for the Company’s total loans and leases, excluding purchased non-covered loans and covered loans, as of December 31, 2012 and 2011.

	Satisfactory	Moderate	Watch	Substandard	Total
	(Dollars in thousands)
December 31, 2012:
Real estate:
Residential 1-4 family(1)	$263,737	$—	$3,146	$5,169	$272,052
Non-farm/non-residential	649,494	109,429	38,231	10,752	807,906
Construction/land development	395,821	130,057	37,069	15,829	578,776
Agricultural	25,854	12,105	9,509	3,151	50,619
Multifamily residential	112,360	24,092	4,009	782	141,243
Commercial and industrial	121,898	31,338	3,950	2,618	159,804
Consumer(1)	29,079	—	424	278	29,781
Direct financing leases	66,657	1,365	—	—	68,022
Other(1)	6,116	1,204	239	72	7,631

Total	$1,671,016	$309,590	$96,577	$38,651	$2,115,834

December 31, 2011:
Real estate:
Residential 1-4 family(1)	$251,799	$—	$1,924	$6,679	$260,402
Non-farm/non-residential	541,830	96,341	53,976	16,619	708,766
Construction/land development	263,149	164,500	41,741	8,716	478,106
Agricultural	45,276	11,549	7,328	7,005	71,158
Multifamily residential	94,049	43,622	3,673	787	142,131
Commercial and industrial	81,543	30,996	3,093	4,416	120,048
Consumer(1)	35,128	—	623	410	36,161
Direct financing leases	52,329	2,070	26	320	54,745
Other(1)	6,731	1,724	385	126	8,966

Total	$1,371,834	$350,802	$112,769	$45,078	$1,880,483

(1)	The Company does not risk rate its residential 1-4 family loans, its consumer loans, and certain “other” loans. However, for purposes of the above table, the Company considers such loans to be (i) satisfactory - if they are performing and less than 30 days past due, (ii) watch - if they are performing and 30 to 89 days past due or (iii) substandard - if they are nonperforming or 90 days or more past due.

The Company’s credit quality indicators consist of an internal grading system used to assign grades to all loans and leases except residential 1-4 family loans, consumer loans, covered loans and purchased non-covered loans. The grade for each individual loan or lease is determined by the account officer and other approving officers at the time the loan or lease is made and changed from time to time to reflect an ongoing assessment of loan or lease risk. Grades are reviewed on specific loans and leases from time to time by senior management and as part of the Company’s internal loan review process. These risk elements include the following: (1) for non-farm/non-residential, multifamily residential, and agricultural real estate loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan repayment requirements), operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age, condition, value, nature and marketability of the collateral and the specific risks and volatility of income, property value and operating results typical of properties of that type; (2) for construction and land development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or ability to lease property constructed for lease, the quality and nature of contracts for presale or preleasing, if any, experience and ability of the developer and loan-to-value and loan-to-cost ratios; (3) for commercial and industrial loans and leases, the operating results of the commercial, industrial or professional enterprise, the borrower’s or lessee’s business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in the applicable industry and the age, condition, value, nature and marketability of collateral; and (4) for other loans and leases, the operating results, experience and ability of the borrower or lessee, historical and expected market conditions and the age, condition, value, nature and marketability of the collateral. In addition, for each category the Company considers secondary sources of income and the financial strength of the borrower or lessee and any guarantors. The following categories of credit quality indicators are used by the Company.

Satisfactory – Loans and leases in this category are considered to be a satisfactory credit risk and are generally considered to be collectible in full.

Moderate – Loans and leases in this category are considered to be a marginally satisfactory credit risk and are generally considered to be collectible in full.

Watch – Loans and leases in this category are presently protected from apparent loss, however weaknesses exist which could cause future impairment of repayment of principal or interest.

Substandard – Loans and leases in this category are characterized by deterioration in quality exhibited by a number of weaknesses requiring corrective action and posing risk of some loss.

The following table is a summary of credit quality indicators for the Company’s covered loans as of December 31, 2012 and 2011.

	FV 1	FV 2	Total Covered Loans
	(Dollars in thousands)
December 31, 2012:
Real estate:
Residential 1-4 family	$146,687	$5,661	$152,348
Non-farm/non-residential	271,705	16,399	288,104
Construction/land development	90,321	14,766	105,087
Agricultural	18,937	753	19,690
Multifamily residential	9,871	830	10,701
Commercial and industrial	18,495	1	18,496
Consumer	123	53	176
Other	1,637	—	1,637

Total	$557,776	$38,463	$596,239

December 31, 2011:
Real estate:
Residential 1-4 family	$202,620	$—	$202,620
Non-farm/non-residential	368,555	1,201	369,756
Construction/land development	160,737	135	160,872
Agricultural	24,104	—	24,104
Multifamily residential	15,376	518	15,894
Commercial and industrial	29,749	—	29,749
Consumer	958	—	958
Other	2,969	—	2,969

Total	$805,068	$1,854	$806,922

For covered loans, management separately monitors this portfolio and periodically reviews loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. To the extent that a loan is performing in accordance with management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 1, is not included in any of the Company’s credit quality ratios, is not considered to be an impaired loan and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 2, is included in certain of the Company’s credit quality metrics, may be considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses. At December 31, 2012 and 2011, the Company had no allowance for its covered loans because all losses had been charged off on covered loans whose performance had deteriorated from management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

The following table is a summary of credit quality indicators for the Company’s purchased non-covered loans as of December 31, 2012 and 2011.

	Purchased Non-Covered Loans Without Evidence of Credit Deterioration at Acquisition					Purchased Non- Covered Loans With Evidence of Credit Deterioration at Acquisition		Total Purchased Non-Covered Loans
	FV 33	FV 44	FV 55	FV 36	FV 77	FV 66	FV 88
	(Dollars in thousands)
December 31, 2012:
Real Estate	$5,042	$10,218	$8,705	$1,229	$—	$4,089	$—	$29,283
Commercial and industrial	576	1,802	1,788	384	—	783	—	5,333
Consumer	857	231	79	1,341	—	1,660	—	4,168
Other	222	110	102	2,071	—	245	—	2,750

Total	$6,697	$12,361	$10,674	$5,025	$—	$6,777	$—	$41,534

December 31, 2011:
Real Estate	$—	$—	$—	$—	$—	$71	$—	$71
Commercial and industrial	—	—	—	—	—	631	—	631
Consumer	—	—	—	—	—	4,001	—	4,001
Other	—	—	—	—	—	96	—	96

Total	$—	$—	$—	$—	$—	$4,799	$—	$4,799

At the time of acquisition of purchased non-covered loans, management individually evaluates substantially all loans acquired in the transaction. For those purchased loans without evidence of credit deterioration, management evaluates each reviewed loan using an internal grading system with a grade assigned to each loan at the date of acquisition. The grade for each purchased non-covered loan is reviewed subsequent to the date of acquisition any time a loan is renewed or extended or at any time information becomes available to the Company that provides material insight regarding the loan’s performance, the borrower or the underlying collateral. To the extent that a loan is performing in accordance with management’s initial expectations, such loan is not considered impaired and is not considered in the determination of the required allowance for loan and lease losses. To the extent that current information indicates it is probable that the Company will not be able to collect all amounts according to the contractual terms thereon, such loan is considered impaired and is considered in the determination of the required level of allowance for loan and lease losses.

The following grades are used for purchased non-covered loans without evidence of credit deterioration.

FV 33 –	Loans in this category are considered to be satisfactory with minimal credit risk and are generally considered collectible.

FV 44 –	Loans in this category are considered to be marginally satisfactory with minimal to moderate credit risk and are generally considered collectible.

FV 55 –	Loans in this category exhibit weakness and are considered to have elevated credit risk and elevated risk of repayment.

FV 36 –	Loans in this category were not individually reviewed at the date of purchase and are assumed to have characteristics similar to the characteristics of the aggregate acquired portfolio.

FV 77 –	Loans in this category have deteriorated since the date of purchase and are considered impaired.

In determining the Day 1 Fair Values of purchased non-covered loans without evidence of credit deterioration at the date of acquisition, management includes (i) no carry over of any previously recorded allowance for loan losses and (ii) an adjustment of the unpaid principal balance to reflect an appropriate market rate of interest, given the risk profile and grade assigned to each loan. This adjustment will be accreted into earnings as an adjustment to the yield on purchased non-covered loans, using the effective yield method, over the remaining life of each loan.

Purchased non-covered loans that contain evidence of credit deterioration on the date of purchase are accounted for in accordance with the provisions of GAAP applicable to loans acquired with deteriorated credit quality. At the time such purchased non-covered loans with evidence of credit deterioration are acquired, management individually evaluates each loan to determine the estimated fair value of each loan. This evaluation includes no carryover of any previously recorded allowance for loan and lease losses. In determining the estimated fair value of purchased non-covered loans with evidence of credit deterioration, management considers a number of factors including, among other things, the remaining life of the acquired loans, estimated prepayments, estimated loss ratios, estimated value of the underlying collateral, estimated holding periods, and net present value of cash flows expected to be received.

Management separately monitors purchased non-covered loans with evidence of credit deterioration on the date of purchase and periodically reviews such loans contained within this portfolio against the factors and assumptions used in determining the Day 1 Fair Values. A loan is reviewed (i) any time it is renewed or extended, (ii) at any other time additional information becomes available to the Company that provides material additional insight regarding the loan’s performance, the status of the borrower, or the quality or value of the underlying collateral, or (iii) in conjunction with the annual review of projected cash flows of each acquired portfolio. Management separately reviews, on an annual basis, the performance of the portfolio on purchased non-covered loans with evidence of credit deterioration, or more frequently to the extent that material information becomes available regarding the performance of an individual loan, to make determinations of the constituent loans’ performance and to consider whether there has been any significant change in performance since management’s initial expectations established in conjunction with the determination of the Day 1 Fair Values. To the extent that a loan is performing in accordance with or exceeding management’s performance expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 66, is not included in any of the credit quality ratios, is not considered to be a nonaccrual or impaired loan, and is not considered in the determination of the required allowance for loan and lease losses. To the extent that a loan’s performance has deteriorated from management’s expectation established in conjunction with the determination of the Day 1 Fair Values, such loan is rated FV 88, is included in certain of the Company’s credit quality metrics, is generally considered an impaired loan, and is considered in the determination of the required level of allowance for loan and lease losses. Any improvement in the expected performance of such loan would result in a reversal of the provision for loan and lease losses to the extent of prior charges and then an adjustment to accretable yield, which would have a positive impact on interest income.

The Company had no loans rated FV 88 at December 31, 2012 or 2011. Additionally, the Company had no allowance for its purchased non-covered loans at December 31, 2012 or 2011 as all such loans are performing in accordance with management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

The following table is a summary of impaired loans and leases, excluding purchased non-covered loans and covered loans, as of and for the years ended December 31, 2012 and 2011.

	Principal Balance	Net Charge-offs to Date	Principal Balance, Net of Charge-offs	Specific Allowance	Average Carrying Value
	(Dollars in thousands)
December 31, 2012:
Impaired loans and leases for which there is a related ALLL:
Real estate:
Residential 1-4 family	$1,887	$(219)	$1,668	$518	$1,622
Non-farm/non-residential	204	(1)	203	53	234
Construction/land development	711	(660)	51	7	38
Agricultural	599	(40)	559	254	291
Commercial and industrial	1,473	(911)	562	649	620
Consumer	243	(240)	3	—	8
Other	527	(517)	10	2	24

Total impaired loans and leases with a related ALLL	5,644	(2,588)	3,056	1,483	2,837

Impaired loans and leases for which there is not a related ALLL:
Real estate:
Residential 1-4 family	1,550	(312)	1,238	—	1,721
Non-farm/non-residential	4,267	(1,572)	2,695	—	2,432
Construction/land development	837	(346)	491	—	600
Agricultural	801	(375)	426	—	374
Commercial and industrial	443	(244)	199	—	426
Consumer	31	(1)	30	—	31
Other	159	(147)	12	—	13

Total impaired loans and leases without a related ALLL	8,088	(2,997)	5,091	—	5,597

Total impaired loans and leases	$13,732	$(5,585)	$8,147	$1,483	$8,434

December 31, 2011:
Impaired loans and leases for which there is a related ALLL:
Real estate:
Residential 1-4 family	$3,200	$(1,675)	$1,525	$415	$504
Non-farm/non-residential	2,931	(146)	2,785	410	1,173
Construction/land development	238	(90)	148	31	882
Agricultural	9	(9)	—	—	575
Commercial and industrial	3,071	(1,775)	1,296	868	844
Consumer	101	(28)	73	57	81
Other	46	(35)	11	2	30

Total impaired loans and leases with a related ALLL	9,596	(3,758)	5,838	1,783	4,089

Impaired loans and leases for which there is not a related ALLL:
Real estate:
Residential 1-4 family	2,121	(407)	1,714	—	1,239
Non-farm/non-residential	1,159	(107)	1,052	—	1,633
Construction/land development	6,254	(3,401)	2,853	—	5,833
Agricultural	842	(105)	737	—	1,000
Multifamily residential	133	(133)	—	—	15
Commercial and industrial	294	(200)	94	—	194
Consumer	47	(33)	14	—	15
Other	—	—	—	—	5

Total impaired loans and leases without a related ALLL	10,850	(4,386)	6,464	—	9,934

Total impaired loans and leases	$20,446	$(8,144)	$12,302	$1,783	$14,023

Interest income on impaired loans and leases is recognized on a cash basis when and if actually collected. Total interest income recognized on impaired loans and leases for the years ended December 31, 2012, 2011 and 2010 was not material.

The following table is an aging analysis of past due loans and leases, excluding purchased non-covered loans and covered loans, at December 31, 2012 and 2011.

	30-89 Days Past Due(1)	90 Days or More(2)	Total Past Due	Current(3)	Total
	(Dollars in thousands)
December 31, 2012:
Real estate:
Residential 1-4 family	$3,656	$1,160	$4,816	$267,236	$272,052
Non-farm/non-residential	3,284	2,524	5,808	802,098	807,906
Construction/land development	868	329	1,197	577,579	578,776
Agricultural	952	570	1,522	49,097	50,619
Multifamily residential	312	—	312	140,931	141,243
Commercial and industrial	1,091	185	1,276	158,528	159,804
Consumer	425	57	482	29,299	29,781
Direct financing leases	—	—	—	68,022	68,022
Other	9	—	9	7,622	7,631

Total	$10,597	$4,825	$15,422	$2,100,412	$2,115,834

December 31, 2011:
Real estate:
Residential 1-4 family	$2,449	$1,757	$4,206	$256,196	$260,402
Non-farm/non-residential	3,448	3,448	6,896	701,870	708,766
Construction/land development	10,453	2,827	13,280	464,826	478,106
Agricultural	275	727	1,002	70,156	71,158
Multifamily residential	319	—	319	141,812	142,131
Commercial and industrial	1,477	348	1,825	118,223	120,048
Consumer	669	120	789	35,372	36,161
Direct financing leases	42	277	319	54,426	54,745
Other	79	—	79	8,887	8,966

Total	$19,211	$9,504	$28,715	$1,851,768	$1,880,483

(1)	Includes $1.0 million of loans and leases, excluding purchased non-covered loans and covered loans, on nonaccrual status at both December 31, 2012 and 2011.
(2)	All loans and leases greater than 90 days past due, excluding purchased non-covered loans and covered loans, were on nonaccrual status at December 31, 2012 and 2011.
(3)	Includes $3.3 million and $1.4 million of loans and leases, excluding purchased non-covered loans and covered loans, on nonaccrual status at December 31, 2012 and 2011, respectively.

The following table is an aging analysis of past due covered loans at December 31, 2012 and 2011.

	30-89 Days Past Due	90 Days or More	Total Past Due	Current	Total Covered Loans
	(Dollars in thousands)
December 31, 2012:
Real estate:
Residential 1-4 family	$9,539	$20,958	$30,497	$121,851	$152,348
Non-farm/non-residential	18,476	55,753	74,229	213,875	288,104
Construction/land development	6,693	42,604	49,297	55,790	105,087
Agricultural	1,063	3,338	4,401	15,289	19,690
Multifamily residential	—	3,345	3,345	7,356	10,701
Commercial and industrial	901	4,133	5,034	13,462	18,496
Consumer	29	5	34	142	176
Other	—	—	—	1,637	1,637

Total	$36,701	$130,136	$166,837	$429,402	$596,239

December 31, 2011:
Real estate:
Residential 1-4 family	$12,013	$34,075	$46,088	$156,532	$202,620
Non-farm/non-residential	26,023	71,898	97,921	271,835	369,756
Construction/land development	15,335	54,165	69,500	91,372	160,872
Agricultural	3,111	4,390	7,501	16,603	24,104
Multifamily residential	288	4,208	4,496	11,398	15,894
Commercial and industrial	795	4,390	5,185	24,564	29,749
Consumer	246	14	260	698	958
Other	14	133	147	2,822	2,969

Total	$57,825	$173,273	$231,098	$575,824	$806,922

At December 31, 2012 and 2011, a significant portion of the Company’s covered loans were past due, including many that were 90 days or more past due. However, such delinquencies were included in the Company’s performance expectations in determining the Day 1 Fair Values. Accordingly, all covered loans continue to accrete interest income and all covered loans rated “FV 1” continue to perform in accordance with management’s expectations established in conjunction with the determination of the Day 1 Fair Values.

The following table is an aging analysis of past due purchased non-covered loans at December 31, 2012 and 2011.

	30-89 Days Past Due	90 Days or More	Total Past Due	Current	Total Purchased Non-Covered Loans
	(Dollars in thousands)
December 31, 2012:
Real estate	$3,061	$3,025	$6,086	$23,197	$29,283
Commercial and industrial	855	2,589	3,444	1,889	5,333
Consumer	431	1,295	1,726	2,442	4,168
Other	434	259	693	2,057	2,750

Total	$4,781	$7,168	$11,949	$29,585	$41,534

December 31, 2011:
Real estate	$—	$—	$—	$71	$71
Commercial and industrial	—	121	121	510	631
Consumer	363	159	522	3,479	4,001
Other	—	—	—	96	96

Total	$363	$280	$643	$4,156	$4,799

7. Foreclosed Assets Not Covered by FDIC Loss Share Agreements

The following table is a summary of activity within foreclosed assets not covered by FDIC loss share agreements for the periods indicated.

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Balance - beginning of year	$31,762	$42,216	$61,148
Loans transferred into foreclosed assets not covered by FDIC loss share agreements	9,047	10,676	17,095
Sales of foreclosed assets not covered by FDIC loss share agreements	(25,482)	(11,719)	(27,152)
Writedowns of foreclosed assets not covered by FDIC loss share agreements	(1,713)	(9,525)	(8,960)
Foreclosed assets acquired in acquisitions - not covered by FDIC loss share agreements	310	114	85

Balance - end of year	$13,924	$31,762	$42,216

The amount and type of foreclosed assets not covered by FDIC loss share agreements are as follows:

	December 31,
	2012	2011
	(Dollars in thousands)
Real estate:
Residential 1-4 family	$2,863	$1,078
Non-farm/non-residential	2,481	2,857
Construction/land development	8,072	27,675
Agricultural	378	—

Total real estate	13,794	31,610
Commercial and industrial	102	145
Consumer	28	7

Foreclosed assets not covered by FDIC loss share agreements	$13,924	$31,762

8. Premises and Equipment

The following table is a summary of premises and equipment.

	December 31,
	2012	2011
	(Dollars in thousands)
Land	$72,499	$64,226
Construction in progress	2,498	1,849
Buildings and improvements	135,840	114,081
Leasehold improvements	5,158	5,147
Equipment	51,548	36,212

Gross premises and equipment	267,543	221,515
Accumulated depreciation	(41,789)	(34,982)

Premises and equipment, net	$225,754	$186,533

The Company capitalized $0.1 million of interest on construction projects during each of the years ended December 31, 2012, 2011 and 2010. Included in occupancy expense is rent of $1.6 million, $2.0 million and $1.1 million incurred under noncancelable operating leases in 2012, 2011 and 2010, respectively, for leases of real estate, buildings and premises. These leases contain certain renewal and purchase options according to the terms of the agreements. Future amounts due under these noncancelable leases at December 31, 2012 are as follows: $1.1 million in 2013, $0.8 million in 2014, $0.7 million in 2015, $0.5 million in 2016, $0.4 million in 2017 and $1.2 million thereafter. Rental income recognized for leases of buildings and premises under operating leases was $1.2 million for 2012, $1.1 million for 2011 and $1.1 million for 2010.

9. Deposits

The following table is a summary of the scheduled maturities of all time deposits.

	December 31,
	2012	2011
	(Dollars in thousands)
Up to one year	$684,118	$820,742
Over one to two years	65,138	63,932
Over two to three years	25,425	21,933
Over three to four years	3,366	7,025
Over four to five years	2,188	4,451
Thereafter	614	173

Total time deposits	$780,849	$918,256

The aggregate amount of time deposits with a minimum denomination of $100,000 was $337.6 million and $409.6 million at December 31, 2012 and 2011, respectively.

10. Borrowings

Short-term borrowings with original maturities less than one year include FHLB-Dallas advances, Federal Reserve Bank (“FRB”) borrowings, treasury, tax and loan note accounts and federal funds purchased. The following table is a summary of information relating to these short-term borrowings.

	December 31,
	2012	2011
	(Dollars in thousands)
Average annual balance	$10,900	$14,956
December 31 balance	—	21,050
Maximum month-end balance during year	58,925	54,077
Interest rate:
Weighted-average - year	0.36%	0.33%
Weighted-average - December 31	—	0.35

At both December 31, 2012 and 2011, the Company had fixed rate FHLB-Dallas advances with original maturities exceeding one year of $280.8 million. These fixed rate advances bear interest at rates ranging from 1.34% to 4.54% at December 31, 2012, are collateralized by a blanket lien on a substantial portion of the Company’s real estate loans and are subject to prepayment penalties if repaid prior to maturity date. At December 31, 2012, the Bank had $426 million of unused FHLB-Dallas borrowing availability.

At December 31, 2012, aggregate annual maturities and weighted-average interest rates of FHLB-Dallas advances with an original maturity of over one year were as follows:

Maturity	Amount	Weighted-Average Interest Rate
	(Dollars in thousands)

2013	$31	3.22%
2014	32	3.25
2015	33	3.27
2016	21	4.54
2017	260,022	3.89
2018	20,023	2.54
Thereafter	601	4.54

Total	$280,763	3.80

Included in the above table are $280.0 million of FHLB-Dallas advances that contain quarterly call features and are callable as follows:

	Amount	Weighted-Average Interest Rate	Maturity
	(Dollars in thousands)
Callable quarterly	$260,000	3.90%	2017
Callable quarterly	20,000	2.53	2018

Total	$280,000	3.80

11. Subordinated Debentures

At December 31, 2012 the Company had the following issues of trust preferred securities outstanding and subordinated debentures owed to the Trusts.

	Subordinated Debentures Owed to Trust	Trust Preferred Securities of the Trust	Interest Rate at December 31, 2012	Final Maturity Date
	(Dollars in thousands)
Ozark III	$14,434	$14,000	3.29%	September 25, 2033
Ozark II	14,433	14,000	3.26	September 29, 2033
Ozark IV	15,464	15,000	2.53	September 28, 2034
Ozark V	20,619	20,000	1.99	December 15, 2036

Total	$64,950	$63,000

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

At both December 31, 2012 and 2011, the Company had an aggregate of $64.9 million of subordinated debentures outstanding and had an asset of $1.9 million representing its investment in the common equity issued by the Trusts. At both December 31, 2012 and 2011, the sole assets of the Trusts are the respective adjustable rate debentures and the liabilities of the respective Trusts are the 2003 Securities, the 2004 Securities and the 2006 Securities. The Trusts had aggregate common equity of $1.9 million and did not have any restricted net assets at both December 31, 2012 and 2011. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all obligations of the Trusts with respect to the 2003 Securities, the 2004 Securities and the 2006 Securities. Additionally, there are no restrictions on the ability of the Trusts to transfer funds to the Company in the form of cash dividends, loans or advances. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

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

12. Income Taxes

The following table is a summary of the components of the provision (benefit) for income taxes.

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Current:
Federal	$37,254	$33,360	$15,696
State	4,489	4,982	2,723

Total current	41,743	38,342	18,419

Deferred:
Federal	(6,384)	10,230	6,895
State	(1,424)	1,636	1,300

Total deferred	(7,808)	11,866	8,195

Provision for income taxes	$33,935	$50,208	$26,614

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	Year Ended December 31,
	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
State income taxes, net of federal benefit	1.8	2.8	2.9
Effect of tax-exempt interest income	(5.0)	(3.8)	(7.2)
Effect of BOLI and other tax-exempt income	(0.8)	(0.5)	(0.8)
Other, net	(0.4)	(0.4)	(0.5)

Effective income tax rate	30.6%	33.1%	29.4%

Income tax benefits from the exercise of stock options in the amount of $1.5 million, $0.9 million and $0.5 million in 2012, 2011 and 2010, respectively, were recorded as an increase to additional paid-in capital.

At December 31, 2012 and 2011, respectively, current income taxes payable of $2.8 million and $15.4 million were included in other liabilities.

The types of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31,
	2012	2011
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$14,939	$15,148
Stock-based compensation	1,831	1,435
Deferred compensation	1,767	1,429
Foreclosed assets	3,080	5,644

Gross deferred tax assets	21,617	23,656

Deferred tax liabilities:
Accelerated depreciation on premises and equipment	13,940	9,562
Investment securities AFS	6,959	6,020
Deferred gains on FDIC-assisted acquisitions	8,810	22,991
Other, net	799	950

Gross deferred tax liabilities	30,508	39,523

Net deferred tax assets (liabilities)	$(8,891)	$(15,867)

13. Employee Benefit Plans

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

Contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options. Distributions from participant accounts are not permitted before age 65, except in the event of death, permanent disability, certain financial hardships or termination of employment. The Company made matching cash contributions to the 401(k) Plan during 2012, 2011 and 2010 of $0.9 million, $0.8 million and $0.6 million, respectively.

On August 21, 2012, the Company’s board of directors amended the 401(k) Plan to make it a Safe-Harbor Cost or Deferred Arrangement (“Safe-Harbor CODA”) effective January 1, 2013. As a result, (i) certain key employees are now eligible to make salary deferrals into the 401(k) Plan beginning January 1, 2013, (ii) the 401(k) Plan is no longer subject to any provisions of the average deferral percentage test described in Code section 401(k)(3) or the average contribution percentage test described in Code section 401(m)(2), (iii) the basic matching contribution is (a) 100% of the amount of the employee’s deferrals that do not exceed 3% of the employee’s compensation for the year plus (b) 50% of the amount of the employee’s elective deferrals that exceed 3% but do not exceed 5% of the employee’s compensation for the year, and (iv) all employer matching contributions made under the provisions of the Safe-Harbor CODA are non-forfeitable.

Beginning January 1, 2005 and continuing until the amendment of the 401(k) Plan to make it a Safe-Harbor CODA, certain key employees of the Company were excluded from further salary deferrals to the 401(k) Plan, but were eligible to make salary deferrals through participation in the Bank of the Ozarks, Inc. Deferred Compensation Plan (the “Plan”). The Plan, an unfunded deferred compensation arrangement for the group of employees designated as key employees, including certain of the Company’s executive officers, was adopted by the Company’s board of directors on December 14, 2004 and became effective January 1, 2005. Under the terms of the Plan, eligible participants may elect to defer a portion of their compensation. Such deferred compensation is distributable in lump sum or specified installments upon separation from service with the Company or upon other specified events as defined in the Plan. The Company has the ability to make a contribution to each participant’s account, limited to one half of the first 6% of compensation deferred by the participant and subject to certain other limitations. Amounts deferred under the Plan are to be invested in certain approved investments (excluding securities of the Company or its affiliates). Company contributions to the Plan in 2012, 2011 and 2010 totaled $122,000, $123,000 and $117,000, respectively. At December 31, 2012 and 2011, the Company had Plan assets, along with an equal amount of liabilities, totaling $4.2 million and $3.5 million, respectively, recorded on the accompanying consolidated balance sheet. On August 21, 2012, the Company’s board of directors, in conjunction with amending the 401(k) Plan, amended the Plan such that the Company no longer matches any participant salary deferrals made into the Plan.

Effective May 4, 2010, the Company established a Supplemental Executive Retirement Plan (“SERP”) and certain other benefit arrangements for its Chairman and Chief Executive Officer. Pursuant to the SERP, this officer is entitled to receive 180 equal monthly payments of $32,197, or $386,360 annually, commencing at the later of obtaining age 70 or separation from service. If separation from service occurs prior to age 70, such benefit will be at a reduced amount. The costs of such benefits, assuming a retirement date at age 70, will be fully accrued by the Company at such retirement date. During 2012, 2011 and 2010, respectively, the Company accrued $161,000, $148,000 and $89,000 for the future benefits payable under the SERP. The SERP is an unfunded plan and is considered a general contractual obligation of the Company.

14. Stock-Based Compensation

The Company has a nonqualified stock option plan for certain key employees and officers of the Company. This plan provides for the granting of nonqualified options to purchase shares of common stock in the Company. No option may be granted under this plan for less than the fair market value of the common stock, defined by the plan as the average of the highest reported asked price and the lowest reported bid price, on the date of the grant. The benefits or amounts that may be received by or allocated to any particular officer or employee of the Company under this plan will be determined in the sole discretion of the Company’s board of directors or its personnel and compensation committee. While the vesting period and the termination date for the employee plan options are determined when options are granted, all such employee options outstanding at December 31, 2012 were issued with a vesting period of three years and expire seven years after issuance. At December 31, 2012 there were 602,050 shares available for future grants under this plan.

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

The following table summarizes stock option activity for both the employee and non-employee director stock option plans for the year ended December 31, 2012.

	Options	Weighted-Average Exercise Price/Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding - January 1, 2012	991,100	$17.45
Granted	268,550	31.79
Exercised	(267,300)	14.88
Forfeited	(35,200)	19.45

Outstanding - December 31, 2012	957,150	$22.12	5.0	$10,863	(1)

Fully vested and exercisable at December 31, 2012	320,300	$15.13	3.2	$5,875	(1)

Expected to vest in future periods	518,660

Fully vested and expected to vest at December 31, 2012(2)	838,960	$21.55	4.9	$9,999	(1)

(1)	Based on closing price of $33.47 per share on December 31, 2012.
(2)	At December 31, 2012 the Company estimates that options to purchase 118,190 shares of the Company’s common stock will not vest and will be forfeited prior to their vesting date.

Intrinsic value for stock options is defined as the amount by which the current market price of the underlying stock exceeds the exercise price. For those stock options where the exercise price exceeds the current market price of the underlying stock, the intrinsic value is zero. The total intrinsic value of options exercised during 2012, 2011 and 2010 was $4.4 million, $2.2 million and $1.4 million, respectively.

Options to purchase 268,550 shares, 235,200 shares and 221,800 shares, respectively, were granted during 2012, 2011 and 2010 with a weighted-average grant date fair value of $9.58, $7.30 and $5.69, respectively. The fair value for each option grant is estimated on the date of grant using the Black-Scholes option pricing model that uses the following assumptions. The Company uses the U.S. Treasury yield curve in effect at the time of the grant to determine the risk-free interest rate. The expected dividend yield is estimated using the current annual dividend level and recent stock price of the Company’s common stock at the date of grant. Expected stock volatility is based on historical volatilities of the Company’s common stock. The expected life of the options is calculated based on the “simplified” method as provided for under Staff Accounting Bulletin No. 110.

The weighted-average assumptions used in the Black-Scholes option pricing model for the years indicated were as follows:

	2012	2011	2010
Risk-free interest rate	0.71%	1.15%	1.22%
Expected dividend yield	1.87%	1.68%	1.69%
Expected stock volatility	40.6%	40.1%	39.0%
Expected life (years)	5.0	5.0	5.0

The total fair value of options to purchase shares of the Company’s common stock that vested during 2012, 2011 and 2010 was $0.5 million, $0.7 million and $0.7 million, respectively. Stock-based compensation expense for stock options included in non-interest expense was $1.1 million, $0.8 million, and $0.6 million for 2012, 2011 and 2010, respectively. Total unrecognized compensation cost related to nonvested stock-based compensation was $2.9 million at December 31, 2012 and is expected to be recognized over a weighted-average period of 2.4 years.

The Company has a restricted stock plan that permits issuance of up to 400,000 shares of restricted stock or restricted stock units. All officers and employees of the Company are eligible to receive awards under the restricted stock plan. The benefits or amounts that may be received by or allocated to any particular officer or employee of the Company under the restricted stock plan will be determined in the sole discretion of the Company’s board of directors or its personnel and compensation committee. Shares of common stock issued under the restricted stock plan may be shares of original issuance, shares held in treasury or shares that have been reacquired by the Company. At December 31, 2012 there were 70,750 shares available for future grants under this plan.

The following table summarizes non-vested restricted stock activity for the year ended December 31, 2012.

Shares
Outstanding - January 1, 2012	201,900
Granted	128,150
Forfeited	(800)
Earned and issued	(34,000)

Outstanding - December 31, 2012	295,250

Weighted-average grant date fair value	$26.05

Restricted stock awards of 128,150 shares, 95,700 shares, and 74,600 shares, respectively, were granted during 2012, 2011 and 2010 with a weighted-average grant date fair value of $31.86, $23.69 and $18.84, respectively. The fair value of the restricted stock awards is amortized to compensation expense over the vesting period (generally three years) and is based on the market price of the Company’s common stock at the date of grant multiplied by the number of shares granted that are expected to vest. Stock-based compensation expense for restricted stock included in non-interest expense was $1.6 million, $0.8 million and $0.2 million for 2012, 2011 and 2010, respectively. Unrecognized compensation expense for nonvested restricted stock awards was $5.6 million at December 31, 2012 and is expected to be recognized over a weighted-average period of 2.5 years.

15. Commitments and Contingencies

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

The Company had outstanding commitments to extend credit, excluding mortgage IRLCs, of $769 million and $313 million at December 31, 2012 and 2011, respectively. The commitments extend over varying periods of time with the majority to be disbursed or to expire within a one-year period.

Outstanding standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer in third party borrowing arrangements. The terms of the letters of credit are generally for a period of one year. The maximum amount of future payments the Company could be required to make under these letters of credit at December 31, 2012 and 2011 is $19.1 million and $13.5 million, respectively. The Company holds collateral to support letters of credit when deemed necessary. The total of collateralized commitments at December 31, 2012 and 2011 was $18.9 million and $13.2 million, respectively.

16. Related Party Transactions

The Company has had, in the ordinary course of business, lending transactions with certain of its officers, directors, director nominees and their related and affiliated parties (related parties). The following table is a summary of activity of loans to related parties for the periods indicated.

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Balance - beginning of year	$2,150	$3,374	$8,174
New loans and advances	19,778	16,978	9,258
Repayments	(19,447)	(18,202)	(13,648)
Change in composition of related parties	45	—	(410)

Balance - end of year	$2,526	$2,150	$3,374

The Company has outstanding commitments to extend credit to related parties totaling $10.6 million and $9.2 million at December 31, 2012 and 2011, respectively.

Wiring and cabling installation for certain of the Company’s facilities were performed by an entity whose ownership includes a member of the Company’s board of directors. Total payments to this entity were $25,000 in 2012, $40,000 in 2011 and $68,000 in 2010 for such installation contract work.

17. Regulatory Matters

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

Federal and state regulatory agencies generally require the Company and the Bank to maintain minimum Tier 1 and total capital to risk-weighted assets of 4.0% and 8.0%, respectively, and Tier 1 capital to average quarterly assets (Tier 1 leverage ratio) of at least 3.0%. Tier 1 capital generally consists of common equity, retained earnings, certain types of preferred stock, qualifying minority interest and trust preferred securities, subject to limitations, and excludes goodwill and various intangible assets. Total capital includes Tier 1 capital, any amounts of trust preferred securities excluded from Tier 1 capital, and the lesser of the ALLL or 1.25% of risk-weighted assets. At December 31, 2012 and 2011 the Company’s and the Bank’s Tier 1 and total capital ratios and their Tier 1 leverage ratios exceeded minimum requirements.

The actual and required regulatory capital amounts and ratios of the Company and the Bank at December 31, 2012 and 2011 are as follows:

			Required
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2012:
Total capital (to risk-weighted assets):
Company	$585,874	19.36%	$242,120	8.00%	$302,650	10.00%
Bank	573,926	18.95	242,263	8.00	302,829	10.00
Tier 1 capital (to risk-weighted assets):
Company	548,054	18.11	121,060	4.00	181,590	6.00
Bank	536,084	17.70	121,132	4.00	181,697	6.00
Tier 1 leverage (to average assets):
Company	548,054	14.40	114,199	3.00	190,332	5.00
Bank	536,084	14.13	113,812	3.00	189,687	5.00

December 31, 2011:
Total capital (to risk-weighted assets):
Company	$499,055	18.93%	$210,950	8.00%	$263,688	10.00%
Bank	478,690	18.23	210,068	8.00	262,585	10.00
Tier 1 capital (to risk-weighted assets):
Company	466,017	17.67	105,475	4.00	158,213	6.00
Bank	445,789	16.98	105,034	4.00	157,551	6.00
Tier 1 leverage (to average assets):
Company	466,017	12.06	115,934	3.00	193,223	5.00
Bank	445,789	11.58	115,508	3.00	192,514	5.00

The regulatory capital ratios in the table above for the Company and the Bank at December 31, 2012 include the assets acquired, liabilities assumed, and capital issued in connection with the acquisition of Genala. However, pursuant to the instructions for bank holding company regulatory reports filed with the FRB and the instructions for bank regulatory reports filed with the FDIC, separate regulatory reports were required to be filed with the FRB for the Company (without the assets and liabilities of Genala) and for Genala at December 31, 2012. Separate regulatory reports were also required to be filed with the FDIC for the Bank (without the assets and liabilities of Genala’s wholly-owned bank subsidiary, The Citizens Bank) and for the The Citizens Bank at December 31, 2012. Beginning January 1, 2013 all regulatory reports filed by the Company and the Bank will include all assets, liabilities and activity of Genala and The Citizens Bank, with separate regulatory reports for Genala and The Citizens Bank no longer required.

As of December 31, 2012 and 2011, the most recent notification from the regulators categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or the Bank’s category.

The state bank commissioner’s approval is required before the Bank can declare and pay any dividend of 75% or more of the net profits of the Bank after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year. At December 31, 2012 and 2011, respectively, $40.4 million and $68.4 million were available for payment of dividends by the Bank without the approval of regulatory authorities.

Under FRB regulation, the Bank is also limited as to the amount it may loan to its affiliates, including the Company, and such loans must be collateralized by specific types of collateral. The maximum amount available for loan from the Bank to the Company is limited to 10% of the Bank’s capital and surplus or approximately $56 million and $47 million, respectively, at December 31, 2012 and 2011.

The Bank is required by bank regulatory agencies to maintain certain minimum balances of cash or deposits primarily with the FRB. At December 31, 2012 and 2011, these required balances aggregated $10.1 million and $11.6 million, respectively.

18. Fair Value Measurements

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

Level 3 - Instruments whose inputs are unobservable.

The following table sets forth the Company’s assets and liabilities at December 31, 2012 and 2011 that are accounted for at fair value.

	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)
December 31, 2012:
Investment securities AFS(1):
Obligations of state and political subdivisons	$—	$257,345	$104,172	$361,517
U.S. Government agency residential mortgage-backed securities	—	118,284	—	118,284
Corporate bonds	—	776	—	776

Total investment securities AFS	—	376,405	104,172	480,577
Impaired non-covered loans and leases	—	—	6,664	6,664
Impaired covered loans	—	—	38,463	38,463
Foreclosed assets not covered by
FDIC loss share agreements	—	—	13,924	13,924
Foreclosed assets covered by
FDIC loss share agreements	—	—	52,951	52,951

Total assets at fair value	$—	$376,405	$216,174	$592,579

December 31, 2011:
Investment securities AFS(1):
Obligations of state and political subdivisons	$—	$348,855	$24,192	$373,047
U.S. Government agency residential mortgage-backed securities	—	48,035	—	48,035

Total investment securities AFS	—	396,890	24,192	421,082
Impaired non-covered loans and leases	—	—	10,519	10,519
Impaired covered loans	—	—	1,854	1,854
Foreclosed assets not covered by
FDIC loss share agreements	—	—	31,762	31,762
Foreclosed assets covered by
FDIC loss share agreements	—	—	72,907	72,907

Total assets at fair value	$—	$396,890	$141,234	$538,124

(1)	Does not include $13.7 million at December 31, 2012 and $17.8 million at December 31, 2011 of shares of FHLB- Dallas, FHLB-Atlanta and FNBB stock that do not have readily determinable fair values and are carried at cost.

The following table presents information related to Level 3 non-recurring fair value measurements, at December 31, 2012.

Description	Fair Values at December 31, 2012	Technique	Unobservable Inputs
		(Dollars in thousands)
Impaired non-covered loans and leases	$6,664	Third party appraisal or discounted cash flows	1. Management discount based on underlying collateral characteristics and market conditions 2. Life of loan

Impaired covered loans	$38,463	Third party appraisal and/or discounted cash flows	1. Life of loan

Foreclosed assets not covered by FDIC loss share agreements	$13,924	Third party appraisals, broker price opinions and/or discounted cash flows	1. Management discount based on collateral share agreements and market conditions 2. Discount rate 3. Holding period

Foreclosed assets covered by FDIC loss share agreements	$52,951	Third party appraisals and/or discounted cash flows	1. Discount rate 2. Holding period

The assets and liabilities acquired from Genala that are Level 3 fair value measurements consist primarily of loans and deposits. Subsequent to the Genala acquisition and to the extent that the purchased non-impaired loans do not become impaired, these loans and deposits will no longer be carried at fair value but rather, for loans, will be adjusted for any subsequent advances, pay downs, amortization or accretion of any premium or discount on purchase, charge-offs, or other adjustments to carrying value and, for deposits, will be adjusted for subsequent maturities and new account originations.

The following methods and assumptions are used to estimate the fair value of the Company’s assets and liabilities that are accounted for at fair value.

Investment securities — The Company utilizes independent third parties as its principal sources for determining fair value of investment securities which are measured on a recurring basis. As a result, the Company receives estimates of fair values from at least two independent pricing sources for the majority of its individual securities within its investment portfolio. For investment securities traded in an active market, the fair values are obtained from independent pricing services and are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes or comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. Additionally, the valuation of investment securities acquired in FDIC-assisted or traditional acquisitions may include certain unobservable inputs. All fair value estimates received by the Company from its investment securities are reviewed and approved on a quarterly basis by the Company’s Investment Portfolio Manager and its Chief Financial Officer.

The Company acquired approximately $87.6 million in investment securities with the Genala acquisition, which were comprised of U.S. Government agency residential mortgage-backed securities and obligations of state and political subdivisions. In determining the fair value of the acquired investment securities, the Company initially used two independent third parties as pricing sources. The Company then reviewed specific characteristics of each investment security and made additional fair value adjustments to certain securities. The additional fair value adjustments related to various discount factors applied for the impact of uncertain market conditions in liquidating the securities not typically held in the Company’s investment portfolio and for the securities with optional call dates that have elapsed or have a relatively short time until they elapse. These discount factors ranged from 50 basis points to 318 basis points. There were also certain investment securities the Company deemed as impaired. Accordingly, $81.1 million of the investment securities acquired in the Genala transaction were deemed to be Level 3 and $6.5 million were deemed to be Level 2 in the fair value hierarchy at December 31, 2012.

The Company has determined that certain of its investment securities had a limited to non-existent trading market at December 31, 2012 and 2011. As a result, the Company considers these investments as Level 3 in the fair value hierarchy. Specifically the fair values of certain obligations of state and political subdivisions consisting of certain unrated private placement bonds (the “private placement bonds”) in the amount of $23.1 million and $24.2 million at December 31, 2012 and 2011, respectively, were calculated using Level 3 hierarchy inputs and assumptions as the trading market for such securities was determined to be “not active”. This determination was based on the limited number of trades or, in certain cases, the existence of no reported trades for the private placement bonds. The private placement bonds are generally prepayable at par value at the option of the issuer. As a result, management believes the private placement bonds should be valued at the lower of (i) the matrix pricing provided by the Company’s third party pricing services for comparable unrated municipal securities or (ii) par value. At December 31, 2012 and 2011, the third party pricing matrices valued the Company’s total portfolio of private placement bonds at $23.8 million and $24.5 million, respectively, which exceeded the lower of the matrix pricing or par value of the private placement bonds by $0.7 million and $0.3 million at December 31, 2012 and 2011, respectively. Accordingly, at December 31, 2012 and 2011 the Company reported the private placement bonds at $23.1 million and $24.2 million, respectively.

Impaired non-covered loans and leases — For non-covered loans and leases that are deemed impaired, fair values are measured on a non-recurring basis and are based on the underlying collateral value of the impaired loan or lease, net of holding and selling costs, or the estimated discounted cash flows for such loan or lease. The Company has reduced the carrying value of its impaired loans and leases (all of which are included in nonaccrual loans and leases) by $7.1 million and $9.9 million, respectively, to the estimated fair value of $6.7 million and $10.5 million, respectively, for such loans and leases at December 31, 2012 and 2011. These adjustments to reduce the carrying value of impaired loans and leases to estimated fair value during 2012 and 2011 consisted of $5.6 million and $8.1 million, respectively, of partial charge-offs and $1.5 million and $1.8 million, respectively, of specific loan and lease loss allocations.

Impaired covered loans — The fair values of impaired covered loans are measured on a non-recurring basis. As of December 31, 2012 and 2011, the Company had identified purchased loans covered by FDIC loss share agreements acquired in its FDIC-assisted acquisitions where the expected performance of such loans had deteriorated from management’s performance expectations established in conjunction with the determination of the Day 1 Fair Values. As a result the Company recorded partial charge-offs, net of adjustments to the FDIC loss share receivable and the FDIC clawback payable, totaling $6.2 million for 2012 and $0.3 million for 2011 for such loans. The Company also recorded $6.2 million for 2012 and $0.3 million for 2011 of provision for loan and lease losses to cover such charge-offs. In addition to those net charge-offs, the Company also transferred certain of these covered loans to covered foreclosed assets. As a result of these actions, the Company had $38.5 million and $1.9 million of impaired covered loans at December 31, 2012 and 2011, respectively.

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

The following table presents additional information about assets measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value.

Investment Securities AFS
(Dollars in thousands)
Balances - January 1, 2011	$20,036
Total realized gains/(losses) included in earnings	(44)
Total unrealized gains/(losses) included in other comprehensive income	82
Purchases	4,500
Paydowns	(1,112)
Transfers in and/or out of Level 3	730

Balances – December 31, 2011	$24,192
Total realized gains/(losses) included in earnings	—
Total unrealized gains/(losses) included in other comprehensive income	359
Paydowns	(1,150)
Sales	(350)
Acquired in Genala acquisition	81,121
Transfers in and/or out of Level 3	—

Balances - December 31, 2012	$104,172

During 2012 and 2011, there were no transfers of assets or liabilities measured at fair value between Level 1 and Level 2 fair value hierarchy.

19. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments.

Cash and due from banks — For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities — The Company utilizes independent third parties as its principal sources for determining fair value of investment securities which are measured on a recurring basis. As a result, the Company receives estimates of fair values from at least two independent pricing sources for the majority of its individual securities within its investment portfolio. For investment securities traded in an active market, the fair values are obtained from independent pricing services and are based on quoted market prices if available. If quoted market prices are not available, fair values are based on market prices for comparable securities, broker quotes, comprehensive interest rate tables, pricing matrices or a combination thereof. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs. Additionally, the valuation of investment securities acquired in FDIC-assisted or traditional acquisitions may include certain unobservable inputs. All fair value estimates received by the Company from its investment securities are reviewed and approved on a quarterly basis by the Company’s Investment Portfolio Manager and its Chief Financial Officer. The Company’s investments in the common stock of the FHLB-Dallas and FNBB of $13.7 million at December 31, 2012, and its investments in the common stock of the FHLB-Dallas, FHLB-Atlanta and FNBB of $17.8 million at December 31, 2011 do not have readily determinable fair values and are carried at cost.

Loans and leases — The fair value of loans and leases, including covered loans and purchased non-covered loans, is estimated by discounting the future cash flows using the current rate at which similar loans or leases would be made to borrowers or lessees with similar credit ratings and for the same remaining maturities.

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

Off-balance sheet instruments — The fair values of commercial loan commitments and letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and were not material at December 31, 2012 and 2011.

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

The following table presents the estimated fair values of the Company’s financial instruments.

		December 31,
		2012		2011
	Fair Value Hierarchy	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash and cash equivalents	Level 1	$207,967	$207,967	$58,927	$58,927
Investment securities AFS	Levels 2 and 3	494,266	494,266	438,910	438,910
Loans and leases, net of ALLL	Level 3	2,714,869	2,683,896	2,653,035	2,636,254
FDIC loss share receivable	Level 3	152,198	152,565	279,045	279,226
Financial liabilities:
Demand, savings and money market account deposits	Level 1	$2,320,206	$2,320,206	$2,025,663	$2,025,663
Time deposits	Level 2	780,849	781,784	918,256	925,754
Repurchase agreements with customers	Level 1	29,550	29,550	32,810	32,810
Other borrowings	Level 2	280,763	328,881	301,847	361,373
Subordinated debentures	Level 2	64,950	30,523	64,950	30,663

20. Supplemental Cash Flow Information

Supplemental cash flow information is as follows:

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Cash paid during the period for:
Interest	$22,540	$32,202	$35,476
Taxes	49,888	18,448	13,879
Supplemental schedule of non-cash investing and financing activities:
Loans transferred to foreclosed assets not covered by
FDIC loss share agreements	9,047	10,676	17,095
Loans advanced for sales of foreclosed assets not covered by
FDIC loss share agreements	12,710	675	9,755
Covered loans transferred to covered foreclosed assets	33,020	29,014	5,354
Net change in unrealized gains and losses on investment securities AFS	2,395	15,622	(10,201)
Unsettled AFS investment security purchases	2,513	—	—

21. Other Operating Expenses

The following table is a summary of other operating expenses.

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Postage and supplies	$3,195	$3,091	$1,981
Telephone and data lines	3,374	3,049	2,110
Advertising and public relations	4,089	3,571	2,076
Professional and outside services	4,401	4,822	3,024
Software expense	3,265	3,082	2,657
Travel and meals	2,705	3,488	1,726
FDIC and state assessments	703	719	678
FDIC Insurance	1,505	2,155	3,238
ATM expense	871	1,022	881
Loan collection and repossession expense	6,135	7,873	4,001
Writedowns of foreclosed assets not covered by FDIC loss share agreements	1,713	9,525	8,960
Amortization of intangible assets	2,037	1,677	431
Other	5,648	7,490	4,877

Total other operating expenses	$39,641	$51,564	$36,640

22. Earnings Per Common Share (“EPS”)

The following table sets forth the computation of basic and diluted EPS.

	Year Ended December 31,
	2012	2011	2010
	(In thousands, except per share amounts)
Numerator:
Distributed earnings allocated to common stockholders	$17,293	$12,661	$10,170
Undistributed earnings allocated to common stockholders	59,751	88,660	53,831

Net earnings allocated to common stockholders	$77,044	$101,321	$64,001

Denominator:
Denominator for basic EPS—weighted-average common shares	34,637	34,260	33,938
Effect of dilutive securities—stock options	251	222	152

Denominator for diluted EPS—weighted-average common shares and assumed conversions	34,888	34,482	34,090

Basic EPS	$2.22	$2.96	$1.89

Diluted EPS	$2.21	$2.94	$1.88

Options to purchase 257,350 shares, 213,400 shares and 196,300 shares, respectively, of the Company’s common stock at a weighted-average exercise price of $31.86 per share, $23.69 per share and $18.84 per share, respectively, were outstanding during 2012, 2011 and 2010, but were not included in the computation of diluted EPS because the options’ exercise price was greater than the average market price of the common shares and inclusion would have been antidilutive.

23. Litigation Matters

On January 5, 2012, the Company and the Bank were served with a summons and complaint filed on December 19, 2011, in the Circuit Court of Lonoke County, Arkansas, Division III, styled Robert Walker, Ann B. Hines and Judith Belk vs. Bank of the Ozarks, Inc. and Bank of the Ozarks, Case No. CV-2011-777. In addition, on December 21, 2012, the Bank was served with a summons and complaint filed on December 20, 2012, in the Circuit Court of Pulaski County, Arkansas, Ninth Division, styled Audrey Muzingo v. Bank of the Ozarks, Case No. 60 CV 12-6043. The complaint in each case alleges that the Company and/or the Bank have harmed the plaintiffs, current or former customers of the Bank, by improper, unfair and unconscionable assessment and collection of excessive overdraft fees from the plaintiffs. According to the complaints, plaintiffs claim that the Bank employs sophisticated software to automate its overdraft system, and that this system unfairly and inequitably manipulates and alters customers’ transaction records in order to maximize overdraft penalties, particularly utilizing a practice of posting of items in “high-to-low” order, despite the actual sequence in which such items are presented for payment. Plaintiffs claim that the Bank’s deposit agreements with customers do not adequately disclose the Bank’s overdraft assessment policies and are ambiguous, deceptive, unfair and misleading. The Complaint in each case alleges that these actions and omissions constitute breach of contract, breach of the implied covenant of good faith and fair dealing, unconscionable conduct, unjust enrichment and violation of the Arkansas Deceptive Trade Practices Act. The Complaint in the Walker case also includes a count for conversion. Each of the complaints seek to have the cases certified by the court as a class action for all Bank account holders similarly situated, and seek a declaratory judgment as to the wrongful nature of the Bank’s overdraft fee policies, restitution of overdraft fees paid by the plaintiffs and the putative class (defined as all Bank customers residing in Arkansas) as a result of the actions cited in the complaints, disgorgement of profits as a result of the alleged wrongful actions and unspecified compensatory and statutory or punitive damages, together with pre-judgment interest, costs and plaintiffs’ attorneys’ fees. The Company and Bank believe the plaintiffs’ claims are unfounded and intend to defend against these claims.

On April 8, 2011, the Company was served with a petition filed on March 31, 2011, by the Seib Family, GP, LLC, a Texas limited liability company, as General Partner of Seib Family, LP in the District Court of Dallas County, Texas (“district court”), Cause Number 11-04057, against the Company and two entities which plaintiff apparently believed had some type of ownership interest in a former borrower of the Bank, alleging, among other things, that the defendants fraudulently induced the plaintiff to purchase a tract of real estate consisting of approximately 60 acres located at 318 Cadiz Street in Dallas, Texas, owned by the former borrower and financed by the Bank. The petition alleges that the defendants knew that a levee protecting the property from the Trinity River flood plain did not meet federal standards, that the defendants omitted to disclose that information to plaintiff prior to the sale of the property, and that due to the problems or potential problems with the levee, the value of the property was significantly impaired, as supported by a report by the U.S. Corps of Engineers concerning the condition of the levee, released at approximately the same time as the plaintiff purchased the property from the former borrower and affiliates with the aid and assistance of the Company. The petition alleges that the plaintiff did not become aware of the U.S. Corps of Engineers’ report until a month or two after it purchased the property.

The original petition alleged that the defendants’ conduct violated the Texas Securities Act and the Texas Deceptive Trade Practices Act, and sought compensatory damages, trebled under the Texas Deceptive Trade Practices Act, plus exemplary damages, attorneys’ fees, costs, interest, and other relief the court deems just. Since the original petition was filed, plaintiff has (i) dropped all claims against the Company, but added the Bank as a defendant in its petition and (ii) dropped all claims with respect to the Texas Deceptive Trade Practices Act. Under its amended petition, plaintiff is seeking $15,962,677 in actual damages and $31,925,354 in exemplary damages.

On June 15, 2012, the district court granted Bank’s Motion for Summary Judgment. Subsequent to the district court’s granting of Bank’s Motion for Summary Judgment, the plaintiff filed a notice of nonsuit with prejudice with respect to its claims against the other two defendants, which was granted. In response, the Bank filed a notice of nonsuit without prejudice with respect to the Bank’s claim for attorneys’ fees and costs against the plaintiff as to its claims under the Texas Deceptive Trade Practices Act, which resulted in dismissal of that claim without prejudice. On or about August 23, 2012, the plaintiff filed a Notice of Appeal with district court, which appeal of the summary judgment ruling is to the United States Court of Appeals for the Fifth Circuit (“Court of Appeals”). On or about November 28, 2012, plaintiff filed an appellant’s brief with the Court of Appeals. The Bank filed its appellee’s brief February 5, 2013. The Company believes the allegations as contained in the petition are wholly without merit, and this belief is supported by the district court’s grant of summary judgment. The Company intends to vigorously defend against the appeal of the district court’s recent ruling.

The Company is party to various other legal proceedings, as both plaintiff and defendant, arising in the ordinary course of business, including claims of lender liability, predatory lending, broken promises and other similar lending-related claims, as well as legal proceedings arising from acquired operations in its FDIC-assisted acquisitions. In addition, the Company and the Bank are parties to three legal proceedings involving third party claims alleging that the Company and the Bank, along with certain other financial institutions, have infringed certain “business method” patents claimed to be violated by the institutions’ use of web site authentication software and check imaging and processing software not authorized by the patent holder claimants. While the ultimate resolution of these various claims and proceedings cannot be determined at this time, management of the Company believes that such claims and proceedings, individually or in the aggregate, will not have a material adverse effect on the future results of operations, financial condition or liquidity of the Company.

24. Subsequent Event

On January 24, 2013, the Company entered into a definitive agreement and plan of merger (the “Agreement”) with The First National Bank of Shelby (“First National Bank”), in Shelby, North Carolina, whereby the Company will acquire all of the outstanding common stock of the First National Bank in a transaction valued at approximately $67.8 million, including $64.0 million of merger consideration for the outstanding common stock of the First National Bank and approximately $3.8 million representing the value of real property which is being simultaneously purchased from parties related to First National Bank and on which certain First National Bank offices are located. At December 31, 2012, total assets of First National Bank were approximately $854 million.

Under the terms of the Agreement, each outstanding share of common stock of First National Bank will be converted, at the election of each First National Bank shareholder, into the right to receive shares of the Company’s common stock, plus cash in lieu of any fractional share, or the right to receive cash, all subject to certain conditions and potential adjustments, provided that at least 51%, or approximately $32.6 million, of the merger consideration paid to First National Bank shareholders will consist of shares of the Company’s common stock. The number of Company shares to be issued will be determined based on First National Bank shareholder elections and the Company’s 10-day average closing stock price as of the fifth business day prior to the closing date, ranging between $27.00 per share and $44.20 per share. Upon the closing of the transaction, First National Bank will merge into the Bank. Completion of the transaction is subject to certain closing conditions, including customary regulatory approvals and the approval of the shareholders of First National Bank.

25. Parent Company Financial Information

The following condensed balance sheets, income statements and statements of cash flows reflect the financial position, results of operations and cash flows for the parent company.

Condensed Balance Sheets

	December 31,
	2012	2011
	(Dollars in thousands)
Assets:
Cash	$11,230	$11,307
Investment in consolidated bank subsidiary	557,601	466,232
Investment in unconsolidated Trusts	1,950	1,950
Loans	—	8,768
Excess cost over fair value of net assets acquired	1,092	1,092
Other, net	1,916	1,612

Total assets	$573,789	$490,961

Liabilities and Stockholders’ Equity:
Accounts payable	$27	$115
Accrued interest payable	171	297
Income taxes payable	977	1,048
Subordinated debentures	64,950	64,950

Total liabilities	66,125	66,410

Stockholders’ equity:
Common stock	353	345
Additional paid-in capital	73,043	51,145
Retained earnings	423,485	363,734
Accumulated other comprehensive income (loss)	10,783	9,327

Total stockholders’ equity	507,664	424,551

Total liabilities and stockholders’ equity	$573,789	$490,961

Condensed Statements of Income

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Income:
Dividends from Bank	$26,750	$12,300	$13,200
Dividends from Trusts	55	52	53
Interest	437	1,145	1,152
Other	8	—	—

Total income	27,250	13,497	14,405

Expenses:
Interest	1,848	1,740	1,764
Other operating expenses	5,016	3,447	2,853

Total expenses	6,864	5,187	4,617

Net income before income tax benefit and equity in undistributed earnings of Bank	20,386	8,310	9,788
Income tax benefit	2,818	1,792	1,527
Equity in undistributed earnings of Bank	53,840	91,219	52,686

Net income	$77,044	$101,321	$64,001

Condensed Statements of Cash Flows

	Year Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
Cash flows from operating activities:
Net income	$77,044	$101,321	$64,001
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Bank	(53,840)	(91,219)	(52,686)
Loss on sale of investment securities AFS	—	—	130
Deferred income tax expense (benefit)	(396)	(177)	169
Stock-based compensation expense	2,607	1,528	834
Tax benefits on exercise of stock options and vesting of common stock under restricted stock plan	(1,538)	(870)	(535)
Changes in other assets and other liabilities	1,319	2,445	(831)

Net cash provided by operating activities	25,196	13,028	11,082

Cash flows from investing activities:
Net paydowns (fundings) of portfolio loans	67	(532)	531
Proceeds from sales of investment securities AFS	—	—	330
Equity contributed to Bank	—	—	(7,000)
Cash paid in merger and acquisition transactions, net of cash required	(13,223)	—	—

Net cash used by investing activities	(13,156)	(532)	(6,139)

Cash flows from financing activities:
Proceeds from exercise of stock options	3,979	4,032	2,825
Tax benefits on exercise of stock options and vesting of common stock under restricted stock plan	1,538	870	535
Repurchase of common stock under restricted stock plan	(341)	—	—
Cash dividends paid on common stock	(17,293)	(12,661)	(10,170)

Net cash used by financing activities	(12,117)	(7,759)	(6,810)

Net (decrease) increase in cash	(77)	4,737	(1,867)
Cash - beginning of year	11,307	6,570	8,437

Cash - end of year	$11,230	$11,307	$6,570